Form 20-F
period 2005-12-31
StealthGas Inc.
filed 2006-04-20
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 000-51559

STEALTHGAS INC.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Erithrea 14561 Athens, Greece

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
N/A	N/A

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, par value $0.01 per share

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was:

Common Stock, par value $0.01 per share	14,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes        No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

i

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ‘‘forward-looking statements.’’ We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional political conditions;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	statements about shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	future LPG prices and production;

•	future supply and demand for LNG gas of which LPG is a byproduct;

•	our ability to obtain additional financing; and

•	expectations regarding vessel acquisitions.

When used in this document, the words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should’’ and ‘‘expect’’ reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under Item 3 ‘‘Key Information — Risk Factors,’’ as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (‘‘SEC’’). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

StealthGas Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as ‘‘StealthGas,’’ ‘‘the Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our.’’ This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this report.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The table should be read together with ‘‘Item 5. Operating and Financial Review and Prospects.’’ The selected consolidated financial data of StealthGas is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP, and have been audited for the fiscal years ended December 31, 2004 and December 31, 2005 by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte.

During the course of 2005, we acquired a number of ship-owning companies from affiliated entities of the Vafias Group (‘‘The Vafias Group of LPG Carriers’’), which is controlled by the Vafias family. Because the Company and the Vafias Group are entities under common control, in accordance with US GAAP, the consolidated financial statements of the Company must be presented as if the ship-owning companies acquired were consolidated subsidiaries of the Company as of the dates indicated in the notes in the financial statements. Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if ‘‘The Vafias Group of LPG Carriers’’ were consolidated subsidiaries of the Company for all periods presented.

Our audited consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004 and 2005 and the consolidated balance sheets as of December 31, 2004 and 2005, together with the notes thereto, are included in ‘‘Item 18. Financial Statements’’ and should be read in their entirety.

Selected Consolidated Financial and Other Data

	Period from October 12, 2004 through December 31, 2004 (restated)	Year ended December 31, 2005
INCOME STATEMENT DATA
Revenues:
Voyage revenues	$2,048,006	$36,644,591
Operating expenses:
Voyage expenses	341,203	2,688,155
Vessels operating expenses	759,010	9,095,576
Dry-docking costs	—	470,384
Management fees	111,540	1,473,080
General and administrative expenses	35,100	779,539
Depreciation	264,458	5,611,942
Total expenses	1,511,311	20,118,676
Income from operations	536,695	16,525,915
Interest and finance costs, net	—	(2,685,207)
Loss on derivative	—	(67,000)
Interest income	47	780,434
Foreign exchange loss	(5,534)	(18,091)
Other expenses, net	(5,487)	(1,989,864)
Net income	$531,208	$14,536,051
Earnings per share, basic and diluted	$0.09	$1.84
Weighted average number of shares outstanding	6,000,000	7,906,849

	December 31,
	2004 (restated)	2005
BALANCE SHEET DATA (at period end)
Current assets, including cash	$1,316.069	$26,016,248
Total assets	40,617,369	256,978,768
Current liabilities	3,234,013	20,725,441
Derivative liability	—	67,000
Total long-term debt, including current portion	—	97,706,000
Total stockholders' equity	37,383,356	151,107,327
OTHER FINANCIAL DATA
Net cash provided by operating activities	$598,710	$24,414,729
Net cash used in investing activities	(37,415,758)	(197,780,709)
Net cash provided by financing activities	36,817,048	196,576,223
FLEET DATA
Average number of vessels(1)	2.3	11.9
Total voyage days for fleet(2)	208	4,288
Total time charter days for fleet(3)	96	4,105
Total spot market days for fleet(4)	112	183
Total calendar days for fleet(5)	208	4,334
Fleet utilization(6)	100%	99%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$5,377	$7,919
Vessel operating expenses(8)	2,712	2,099
General and administrative expenses	169	180
Management fees	390	340
Total vessel operating expenses(9)	3,271	2,279

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(8)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

Not Applicable.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG product transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position

The international LPG carrier market is cyclical with attendant volatility in profitability, charter rates and vessel values. Recent fluctuations attest to the volatility in the gas carrier market. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable.

The degree of charter rate volatility among different types of gas carriers has varied widely. To the extent we have vessels in the spot market, we are exposed to changes in spot rates for gas carriers and such changes can affect our earnings and the value of our gas carriers at any given time. There is no assurance that as our period charters expire that they will be extended or renewed on favorable terms.

In addition, when LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates. Any of the foregoing factors could have an adverse effect on our revenues, profitability and financial position.

Charter rates for LPG carriers have recently reached high levels and future demand for LPG carriers and charter rates will depend on continued economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet's ability to match it

We believe that the future demand for LPG carriers and the charter rate levels for LPG carriers will depend upon continued economic growth in the world's economy, particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on world economic growth and thus on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

Any material increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could have a material adverse effect on the employment of our LPG fleet and on prevailing charter rates and could accordingly adversely affect our business, financial condition and operating results.

Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects

Some LPG products we carry are used in cyclical businesses such as the manufacturing of plastics and in the chemical industry and, accordingly, a slackening of demand in those industries could adversely affect the LPG carrier industry. Moreover, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that these countries' economies will not experience a slowdown or recession in the future. Moreover, any slowdown in the economies of the United States or the European Union may adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by an economic downturn in any of these countries or regions.

If the demand for LPG products and LPG shipping does not continue to grow, our business, results of operations and financial condition could be adversely affected

Our growth depends on continued growth in world and regional demand for LPG products and LPG shipping, all of which could be adversely affected by a number of factors, such as:

•	increases in the cost of petroleum and LNG from which LPG is derived;

•	increases in the production and demand for industrial and residential area petroleum gas in areas linked by pipelines to consuming areas, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets;

•	decreases in the consumption of LPG or LNG due to increases in its price relative to other energy sources or other factors making consumption of LPG or LNG less attractive;

•	availability of new, alternative energy sources;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry; and

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption.

Reduced demand for LPG products and LPG shipping would have a material adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter-to-quarter. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or LNG

As of the current period, there has been a strong supply for and an increase in the construction of plants and projects involving LNG, of which LPG is a byproduct. If the supply of LNG decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels. A significant reduction in the supply of LPG would ultimately have a material adverse impact on our revenues, operations and future growth.

Because the market value of our vessels are currently at high levels and may fluctuate significantly, we may incur losses when we sell our vessels, which may adversely affect our earnings and possibly lead to defaults under our loan agreements

The market value of our vessels, which are currently at high levels, may fluctuate depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for newbuildings;

•	governmental and other regulations;

•	supply and demand for LPG products;

•	prevailing level of LPG charter rates; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be less than the vessel's carrying value on our financial statements, resulting in a loss and reduction in earnings. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. Additional rules and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. These permits, licenses and certificates may be issued or renewed with terms that could materially and adversely affect our operations.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants from an LPG carrier. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. Our gas carriers will not be carrying oil in bulk as cargo, and will therefore not be subject to oil spill liability under the provisions of OPA 90 (except in the case of a discharge of fuel oil or bunkers). Gas carriers, however, are considered ‘‘vessels’’ for purposes of OPA financial responsibility requirements. Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. See ‘‘Environmental and Other Regulation.’’

The International Maritime Organization (the ‘‘IMO’’), which is an agency of the United Nations, has adopted final regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. In complying with OPA 90 and the IMO regulations and other regulations that may be adopted, including regulations governing the safety, construction, equipment, operation and liability of gas carriers, shipowners and operators may be required to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency plans for potential spills, and in obtaining insurance coverage.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (‘‘ISM Code’’). The ISM

Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. For this reason, we believe it is highly unlikely that such certifications could be discontinued. However, there can be no assurance that such certifications will be maintained indefinitely.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels should not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Our vessels are subject to periodic inspections by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Bureau Veritas, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, Det Norske Veritas and RINA SpA.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by the Vafias Group.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

Our vessels may suffer damage and we may face unexpected drydocking and repair costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of drydocking and repairs are unpredictable and can be substantial. We may have to pay drydocking and repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Our operations outside the United States expose us to global risks, such as terrorism, that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, including the recent conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Terrorist attacks, or the perception that LPG or LNG facilities and LPG or LNG carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG and LNG to the United States and to other countries. Concern that LPG and LNG facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or LNG facilities currently in operation.

Risks Related To Our Business

Because we have a limited operating history, our limited historical financial and operating data may not be a reliable indicator of our prospects and future performance and may not be sufficient to evaluate our business plan

We have a limited operating history. The consolidated financial statements included in this report on Form 20-F reflect the historical business activities of our vessel-owning companies both before and after their acquisition by us. Our consolidated financial statements have been presented as if the vessel-owning companies were our consolidated subsidiaries as of the dates indicated in our consolidated financial statements and using the combined historical carrying costs of the assets and the liabilities of such vessel-owning companies. Our consolidated financial statements cover only the period from October 12, 2004 to December 31, 2004 and the year ended December 31, 2005. Accordingly, we have only a limited operating history upon which you can evaluate our prospects and future performance. These periods covered by our consolidated financial statements may be too short to determine whether our business will succeed. Our prospects may be adversely affected by the risks, expenses and difficulties frequently encountered in the operation of a new business in an evolving and competitive industry.

Dependence on our relationship with the Vafias Group and Stealth Maritime

We currently do not have any salaried employees, although we intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our CEO and CFO. As of March 31, 2006, Stealth Maritime has served as the technical manager for one of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to third party managers. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:

•	our recognition and acceptance in the LPG carrier sector, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime's services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you will have no recourse against Stealth Maritime. In addition, we cannot assure you that we will be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager.

We depend on third party managers to manage our fleet

Stealth Maritime subcontracts the technical management of our fleet, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we cannot assure you that we will be able to find replacement technical managers on terms as favorable as those currently in place. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our CEO is a member, we may enter into other transactions with companies affiliated with the Vafias Group. Such transactions could create conflicts of interest that could adversely affect our business or your interests as stockholders of our common stock, as well as our financial position and results of operations, as well as our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us

Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Stealth Maritime and companies affiliated with Stealth Maritime may acquire vessels that compete with our fleet

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime, its principals or any of their controlled affiliates may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime could retain and manage the vessel. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In addition, in the future, we may also consider diversifying into wet, dry or other gas shipping sectors. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our current charters expire, new charters at attractive rates may not be available which would have an adverse impact on our revenues and financial condition

Charter rates for LPG carriers are currently at their highest levels in recent years. In the remainder of 2006 and in 2007, we expect to derive the greater part of our revenues from period charters, including time and bareboat charters. When these current charters expire, it may not be possible to re-charter these vessels at similar rates and as a result, we may have to accept lesser rates or experience off-hire time for our vessels, which may adversely impact our revenues and financial condition.

We are dependent on the ability of our charterers to honor their commitments to us for all our revenues

We derive all our revenues from the payment of hire by charterers. If our charterers encounter financial difficulties and cannot pay us, or otherwise refuse to pay us, our recourse against them may be limited or may not be able to be undertaken in a timely fashion. Non-payment by charterers would have a material adverse effect on our revenues.

As our fleet continues to grow in size, we will need to improve our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected

We have rapidly expanded our fleet in the past twelve months, and our current operating and financial systems may not be adequate as we implement our plan to continue to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Stealth Maritime and those technical managers will be able to continue to hire suitable employees as we expand our fleet. Our LPG carriers require a technically skilled staff with specialized training. If the technical managers' crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation may be adversely affected.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

In our limited operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2005, approximately 69% of our revenue was derived from our five largest charter customers. We anticipate continuing to service these customers as well as additional customers which will represent significant amounts of our revenue after our acquisition of additional vessels which we have yet to identiy. If we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

The acquisition of additional vessels imposes significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel.

We intend to continue to grow our fleet. We may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing our business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

We may be unable to attract and retain key management personnel and other employees in the LPG carrier industry, which may negatively affect the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our management team, including our CEO, Harry Vafias, and our Chief Financial Officer, Andrew Simmons. In

addition, Harry Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime's ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our CEO or Chief Financial Officer, who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship with each of our CEO and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

Our CEO has limited experience running a public company

While our CEO, Harry Vafias, age 28, has been actively involved in the management and operation of vessels for several years as an employee of the Vafias Group, he has not had prior experience as a CEO of a public company. Mr. Vafias will have to rely on the experience of the Vafias Group for the management of our vessels, as well as the advice and oversight of the Board of Directors, in his role as our CEO.

A significant increase in our debt levels may adversely affect us and our cash flows

We have recently incurred additional debt to acquire more vessels and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, an increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, we expect to incur additional secured debt. We will have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures, dividends and other purposes. The need to service our debt may limit our funds available for other purposes, including distributing cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG product transportation drops significantly and charter rates and vessel values are adversely affected.

Our loan agreements or other financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities

Our loan agreements impose, and our future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

The Fortis Bank loan agreement requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•	maintain an aggregate minimum cash balance with Fortis Bank of at least $3.0 million;

•	ensure that our ratio of our total liabilities less total stockholders' equity to total assets does not exceed 0.80 to 1.0 at any time; and

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan of at least 1.25 to 1.

As of December 31, 2005, our ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan was 1.90 to 1.

The DnB NOR Bank loan agreement requires us to maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan of at least 1.25 to 1. Under the DnB NOR Bank loan agreement, we are also required to ensure that the ratio of our total net debt to the total value of our adjusted assets less cash does not exceed 0.80 to 1.0 at any time and that the ratio of our consolidated EBITDA to our consolidated gross interest expense be at least 2.5.

As of December 31, 2005, our ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan was 1.66 to 1, the ratio of our total net debt to the total value of our adjusted assets less cash was 0.31 to 1.0 and the ratio of our consolidated EBITDA to our consolidated gross interest expense was 7.5.

As a result of the restrictions in our loan agreements, or similar restrictions in our future financing arrangements with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest.

A failure by us to meet our payment and other obligations could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in United States dollars and a portion, depending on the trade routes, of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value can increase, decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

In the highly competitive international LPG carrier market, we may not be able to compete for charters with new entrants or established companies with greater resources

We deploy our vessels in a highly competitive market that is capital intensive. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of LPG can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer more competitive prices and fleets.

We principally operate in one segment of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us

Unlike many other shipping companies, which may carry drybulk, crude oil and oil products, we currently depend primarily on the transport of LPG. Substantially all of our revenue is derived from a single source — the seaborne transport of LPG — and our lack of a diversified business model could adversely affect us if the LPG seaborne transport business fails to perform to our expectations.

If we expand into dry, wet or other gas shipping sectors, we may not be able to successfully execute such expansion plans, which could have an adverse effect on our business, results of operation and financial condition

In the future, we may expand into dry, wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors and an inability to successfully execute such expansion plans could:

•	be costly;

•	distract us from our LPG carrier business; and

•	divert management resources,

each of which could have an adverse effect on our business, results of operation and financial condition.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues

Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the costs of maintaining a vessel in good operating condition increase with its age. The average age of the 24 LPG carriers in our fleet is approximately 10.8 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we cannot be certain that the sales prices will equal at least their carrying values at that time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, insurance and war risk insurance for our fleet. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our existing major stockholder effectively controls the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours

Our current major stockholder, a company controlled by our CEO, owns approximately 42.9% of our outstanding common stock and effectively controls the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

We may have to pay tax on United States-source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States shipping income. United States shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as ‘‘primarily and regularly traded’’ on an established securities market in the United States. Our shares of common stock will be so treated if (i) the aggregate number of our shares of common stock traded during such year on an established securities market in the United States exceeds the aggregate number of our shares of common stock traded during that year on established securities markets in any other single country, (ii) either (x) our shares of common stock are regularly quoted during such year by dealers making a market in our shares or (y) trades in our shares of common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our shares of common stock traded on an established securities market in the United States during such year equals at least 10% of the average number of our shares of common stock outstanding during such taxable year and (iii) our shares of common stock are not ‘‘closely held’’ during such taxable year. For these purposes, our shares of common stock will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our shares of common stock, own, in the aggregate, 50% or more of our shares of common stock, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the shares of common stock in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of shares of common stock.

We believe that it may currently be the case, and may be the case in the future, that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if enough of the closely-held block of our shares of common stock was owned or treated as owned by ‘‘qualified stockholders’’ so it could not be the case that, for more than half of the days in our taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified stockholders represented 50% or more of our shares of common stock. For these purposes, a ‘‘qualified stockholder’’ includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified stockholder.

Our CEO, who currently, under applicable constructive ownership rules owns approximately 42.9% of our shares of common stock has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own our vessels that we acquired through stock acquisitions in 2005 may not qualify for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels made voyages in 2005 that began or ended in the United States. We do not believe that such vessels made such a voyage.

If our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, they would be subject for those years to the 4% United States federal income tax on their gross United States shipping income or, in certain circumstances to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

United States tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income’’ and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our historic operations and our proposed method of operation we do not believe that we were a PFIC for 2005 and do not expect to qualify as a PFIC with respect to any subsequent taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets. We intend to treat the income that we derive from bareboat charters as ‘‘passive income,’’ and the assets giving rise to such income as ‘‘passive assets’’ for the purposes of the PFIC rules.

There is, however, no direct legal authority under the PFIC rules addressing our current and proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we have been, are or will become a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our expectation that we will not be treated as a PFIC is based in part upon our beliefs and expectations regarding the value of the vessels that we will lease on a bareboat basis relative to the value of our other assets. Should our beliefs or expectations turn out to be incorrect, then we could, in certain circumstances, be treated as a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under Item 10 ‘‘Tax Considerations — United States Federal Income Taxation of United States Holders’’), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our shares of common stock. See Item 10 ‘‘Tax Considerations — United States Federal Income Tax Considerations — United States Federal Income Taxation of United States Holders’’ for a

more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors

We are a Marshall Islands company, and our executive offices are located outside of the United States in Athens, Greece. All but one of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States, federal or state securities laws.

Risks Related To Our Shares of Common Stock

We may not be able to pay cash dividends on our shares of common stock as intended.

We intend to declare and pay dividends to stockholders quarterly in amounts our Board of Directors determines are appropriate. We made a dividend payment of $0.1875 per share in January 2006. However, we could incur expenses, obligations or liabilities that would reduce or eliminate the cash we have available for distribution as dividends. Our loan agreements, including the loan agreements with Fortis Bank and DnB NOR Bank, or other financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share dividend we declared and paid in January 2006.

Identifying and acquiring other vessels may take a significant amount of time. We may not be able to earn charterhire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue ‘‘blank check’’ preferred stock without stockholder approval;

•	providing for a classified Board of Directors with staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	prohibiting certain transactions with interested stockholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

We were incorporated in December 2004 in the Republic of the Marshall Islands. In October 2005, we completed an initial public offering of our shares of common stock in the United States and our shares of common stock began trading on the Nasdaq National Market. Our principal executive offices are located at 331 Kiffissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number for calls originating from the United States is +(30) (210) 6250001. Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we have grown our fleet to 24 LPG carriers and we intend to expand to 28 vessels within the year 2006.

A list of our subsidiaries as of April 17, 2006, all of which are wholly owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users. We carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.

As of March 31, 2006, our fleet consisted of 24 vessels whose average age was 10.8 years.

Our fleet as of March 31, 2006

	Year Built	Vessel Size (cbm)	Type of LPG Carrier	Delivery Date	Employment Status	Expiration of Charter	Monthly Charter Rate
Gas Cathar(1)	2001	7,517	fully- pressurized	October 2005	time charter	August 2007	$365,000
Gas Marathon	1995	6,572	fully- pressurized	November 2005	bareboat	October 2007	220,000
Gas Chios	1991	6,562	fully- pressurized	October 2005	time charter	March 2007	300,000
Gas Amazon	1992	6,526	fully- pressurized	May 2005	time charter	May 2006	420,000
Gas Monarch(2)	1997	5,018	fully- pressurized	December 2005	time charter	June 2007	295,000
Gas Emperor	1995	5,013	fully- pressurized	February 2005	time charter	June 2007	245,000
Birgit Kosan	1995	5,012	fully- pressurized	April 2005	bareboat	April 2007	190,000
Catterick	1995	5,001	fully- pressurized	November 2005	time charter	February 2007	300,000
Gas Sincerity	2000	4,123	fully- pressurized	November 2005	time charter	July 2006	285,000
Gas Spirit(3)	2001	4,112	fully- pressurized	December 2005	time charter	June 2007	195,000
Feisty Gas(4)	2001	4,111	fully- pressurized	December 2005	time charter	August 2006	199,000
Gas Courchevel	1991	4,109	semi- refrigerated	November 2004	time charter	August 2006	395,000
Gas Prophet	1996	3,556	fully- pressurized	October 2004	spot	—	—
Gas Shanghai	1999	3,526	fully- pressurized	December 2004	spot	—	—
Gas Czar(5)	1995	3,510	fully- pressurized	February 2006	time charter	November 2007	171,250
Gas Legacy	1998	3,500	fully- pressurized	October 2005	time charter	April 2007	250,000
Gas Fortune	1995	3,500	fully- pressurized	February 2006	time charter	December 2006	184,000
Gas Eternity	1998	3,500	fully- pressurized	March 2006	spot	—	—
Gas Arctic(6)	1992	3,434	semi-refrigerated	April 2005	bareboat	April 2009	190,000
Gas Ice(6)	1991	3,434	semi- refrigerated	April 2005	bareboat	April 2008	174,250
Gas Crystal	1990	3,211	semi- refrigerated	November 2005	spot	—	—
Gas Oracle	1990	3,014	fully- pressurized	December 2005	time charter	May 2006	118,000
Gas Prodigy	1995	3,014	fully- pressurized	October 2005	time charter	December 2006	219,000
Gas Tiny	1991	1,320	semi- refrigerated	October 2004	time charter	December 2006	120,000
TOTAL		102,195

(1)	After August 2006, the vessel will be employed for a further one year period at a rate of $355,000.

(2)	As of February 24, 2005, the Sweet Dream was renamed the Gas Monarch.

(3)	After June 2006, the rate for the 12 month period for the vessel after June 2006 will be $250,000 per month.

(4)	As of April 3, 2006, the Feisty Gas was renamed the Gas Zael.

(5)	After November 2006, the rate for the vessel for the period between December 2006 and November 2007 will be agreed no later than the commencement of the charter extension for the 12 months and will range between a minimum of $190,000 and a maximum of $210,000.

(6)	These vessels are iceclass ships. Iceclass ships are capable of stable operations in extreme conditions and have ice-pushing capabilities.

Commercial and Technical Management of Our Fleet

We have a five year management agreement with Stealth Maritime which expires in December 2009 under which Stealth Maritime will be responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a management fee of $390 (based on an exchange rate of €1.00:US$1.25) per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fee of $125 (based on an exchange rate of €1.00:US$1.25) per vessel per day for each of our vessels operating on bareboat charter. The management fee will be adjusted quarterly based on the United States dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies. In addition, we reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2005, such compensation was in the aggregate amount of €513,559 (US$608,156, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) on an annualized basis. Of this amount, €188,862 ($223,651, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) was paid to our CEO and Chief Financial Officer since our CEO was paid for only four months of service and our Chief Financial Officer for only six months of service provided to us during the year ended December 31, 2005.

Stealth Maritime currently subcontracts the technical management of the vessels in our fleet, other than the Gas Eternity, which Stealth Maritime has technically managed as of March 31, 2006, to either V.Ships, a ship management company based in Cyprus, Tesma, a ship management company based in Singapore, Hanseatic Shipping Co. Ltd., or Hanseatic Shipping, a privately owned ship management company in Cyprus or Swan Shipping Corporation (Manila), or Swan Shipping, a ship management company based in the Philippines. These four technical managers, which Stealth Maritime will continue to supervise, are responsible for the day-to-day activities of those vessels including the operation, crewing, maintenance and repair of our ships; they also must ensure that our vessels’ operations comply with environmental and other regulatory requirements. V.Ships is an international ship management company with offices in 26 countries. It services a fleet of over 600 vessels of all major vessel types. Since 2001, V.Ships has been the largest provider of independent ship management and related marine services to the shipping industry in the world. Tesma (Singapore) is one of the technical competence centers of Tesma Holding, a Danish alliance network of professional ship management companies currently providing full technical service to over 70 vessels and providing crews to over 150 vessels. Hanseatic Shipping has more than 230 ships in management including containerships, bulk carriers, oil tankers, gas carriers, RoRos and multi-purpose ships. Hanseatic Shipping was the first off-shore ship management company in Cyprus and played an active role in establishing Cyprus as a leading ship management center. Swan Shipping, originally a joint venture company between Southwest Maritime Corporation of Manila and Navix Marine (S) Pte. Ltd. of Singapore, has been involved in ship management operations in the Philippines since 1995 and has provided full technical management services to 17 LPG carriers. The technical management agreements with V.Ships (Cyprus), Tesma (Singapore), Hanseatic Shipping and Swan Shipping may be terminated at any time upon three months' notice.

The following chart illustrates the management of our fleet:

*	As of March 31, 2006, Stealth Maritime has served as the technical manager for one of our vessels, the Gas Eternity.

Crewing and Employees

We have no salaried employees, although we reimburse our fleet manager, Stealth Maritime, for the salaries of our CEO and CFO. Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

V.Ships (Cyprus), Tesma (Singapore), Hanseatic Shipping, Swan Shipping and Stealth Maritime, for the vessel it technically manages, are responsible for the crewing of the fleet. These responsibilities include training, compensation, transportation and insurance of the crew.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our fleet between period charters, including time and bareboat charters which can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Period charters and short-term time charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge.

Vessels operating on period charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. As a result, during the time our LPG carriers are committed on period charters, we will be unable, during periods of improving charter markets, to take advantage of improved charter rates as we could if our LPG carriers were employed only on spot charters. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LPG charter rates although we are then exposed to the risk of declining LPG carrier charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Our largest customer is Petredec Ltd., and our other customers include Dow Chemical

Company, Finaval SpA, Petrobras and Shell. For the year ended December 31, 2005, approximately 69% of our revenue was derived from our top five charterers as follows:

Customer	Year Ended December 31, 2005
Petredec	32%
Dow Chemical	11%
Finaval	9%
Petrobras	9%
Shell	8%

Environmental and other Regulations

Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation — International Maritime Organization (‘‘IMO’’)

Our vessels are subject to standards imposed by the International Maritime Organization, or ‘‘IMO’’ (the United Nations agency for maritime safety and the prevention of pollution by ships). In order to operate in the navigable waters of the IMO's member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

In addition, we are subject to international conventions that regulate pollution in international waters and a signatory's territorial waters. Under the IMO regulations, gas carriers that comply with the IMO certification requirements are deemed to satisfy the requirements of Annex II of the International Convention for the Prevention of Pollution from Ships (‘‘MARPOL’’) applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The IMO revised the Annex II regulations that restrict discharges of ‘‘noxious liquid substances’’ during cleaning or deballasting operations. The revisions are scheduled to take effect in January 2007. As interpreted by the IMO at meetings in April 2005, these revisions will not impose further restriction on the types of substances gas carriers may carry under their gas carrier code certificates of fitness, nor will they require changes in the manner in which product tanks must be cleaned. In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. We have obtained International Oil Pollution Prevention Certificates for all of our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, which were adopted in July 1998 (‘‘ISM Code’’). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations — The United States Oil Pollution Act of 1990 (‘‘OPA’’).

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants from an LPG carrier. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. Although our gas carriers will not be carrying oil in bulk as cargo, and will therefore not be subject to liability under the provisions of OPA 90 (except in the case of a discharge of fuel oil or bunkers), gas carriers are considered ‘‘vessels’’ for purposes of OPA financial responsibility requirements discussed below.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would a severe effect on us and could possibly result in our insolvency.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulation — Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Classification and inspection

All our vessels are certified as being ‘‘in class’’ by Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Every vessel’s hull and machinery is ‘‘classed’’ by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year, an annual survey, every two to three years, an intermediate survey, and every four to five years, a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ‘‘in class’’ by a classification society which is a member of the International Association of

Classification Societies. All our vessels are certified as being ‘‘in class’’ by Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $75,000 per vessel.

We also arranged increased value insurance for most of the vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

The world wide LPG sector is comparatively smaller than other shipping sectors, consisting of approximately 930 ships as of December 2005. Overall throughout the LPG sector approximately 125 new buildings are on order and expected to be delivered from 2006 to the end of 2009. However in our specific sector of Handy Sized vessels i.e. 500 cbm to 8,000 cbm only 53 vessels are on order over the next three years, while some 34% of the fleet in this sector is 20 years or older. Our fleet has an average age of 10.8 years thus we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of increasingly discerning charterers. Also we now have the largest single-owned fleet in our sector which also in our view positions us well from the standpoint of charterers and competitors alike. However we believe the LPG shipping sector will continue to be highly competitive, and driven by both energy production and consumption. However due to our rapid expansion during 2005 we believe we have enhanced our competitive position within the industry and that we have increasingly gained the respect of our customer base.

Employees

We have no salaried employees. As of December 31, 2005, 156 officers and 155 crew members served on board the vessels in our fleet.

Properties

We have no freehold or leasehold interest in any real property. We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option thereafter. The total rent per year is $31,200. We believe this is no more than would be incurred on an arm's length basis with an unaffiliated landlord.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under Item 3 "Key Information—Risk Factors" and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users. We carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. As of December 31, 2004, our fleet consisted of four LPG carriers, the first of which was delivered in October 2004. As of December 31, 2005, our fleet consisted of 21 vessels and has since grown to 24 vessels. We generated revenues from our LPG transportation business only during the period from October 12 through December 31 in 2004. As a result, comparisons of our results of operations for the years ended December 31, 2005 with the period ended December 31, 2004 are not meaningful or indicative of our future operating results. We took delivery of 17 LPG carriers in the year ended December 31, 2005. In October 2005, we completed an initial public offering of our shares of common stock in the United States and our shares of common stock began trading on the Nasdaq National Market.

We, through Stealth Maritime, manage the employment of our fleet. We intend to continue to deploy our fleet under period charters including time and bareboat charters, which can last up to several years, and spot market or voyage charters, which generally last from one to six months, as market conditions warrant. Period charters and short term time charters are for a fixed period of time.

•	Charters and revenues. Under a time charter, the charterer pays a fixed rate per day over the term of the charter; a time charter, including a short term time charter, may provide for rate adjustments and profit sharing. Under a bareboat charter, the charterer pays us a fixed rate for its use of our ship for the term of the charter. Under a voyage charter, we agree to transport a specified cargo from a loading port to a discharging port for a fixed amount.

•	Charters and expenses. Under a time charter, we are responsible for the vessel's operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter.

We expanded the size of our fleet significantly from four vessels as of December 31, 2004 to 21 vessels as of December 31, 2005 and charter rates improved steadily during 2005. Our performance in 2005 was primarily driven by the expansion of our fleet and improved charter rates. As we expanded our fleet, the percentage of vessels which were placed on bareboat charters diminished and accordingly, our operating expenses per vessel increased since under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity.

To the extent we have vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30.

Basis of Presentation and General Information

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier charter market.

Vessels operating on period charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our LPG carriers are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our LPG carriers were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on spot market or voyage charters because, under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses are paid by the charterer. In the remainder of 2006, port and canal charges and bunker expenses will represent a relatively small portion of our vessels' overall expenses because all but four of our vessels will be employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses.

Time Charter Equivalent

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of LPG carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our LPG carriers. Our average daily TCE rate was $7,919 for the year ended December 31, 2005 and was $5,377 during the period ended December 31, 2004. The reasons for these changes are discussed below under ‘‘Results of operations— Year ended December 31, 2005 and the period from October 12, 2004 through December 31, 2004’’.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses increased during the year ended December 31, 2005 and will continue to increase as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Management Fees

We pay Stealth Maritime, our fleet manager, a fixed management fee of $390 per day for each vessel in our fleet; however, we pay it a fee of $125 per day (instead of $390) for each of the vessels operating on bareboat charter. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Stealth Maritime pays the technical managers that are responsible for the day-to-day operations of all of our vessels that are not on bareboat charter or that are technically managed by Stealth Maritime. In addition, we reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2005, such compensation was in the aggregate amount of €513,559 (US$608,156, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) on an annualized basis. Of this amount, €188,862 ($223,651, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) was paid to our CEO and Chief Financial Officer since our CEO was paid for only four months of service and our Chief Financial Officer for only six months of service provided to us during the year ended December 31, 2005.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal, accounting and professional expenses and other general vessel expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors' compensation and the value of the lease expense for the space we rent from Stealth Maritime.

Depreciation

We depreciate our LPG carriers on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with drydockings and special and intermediate surveys as incurred.

Interest Expense

We had no outstanding indebtedness in 2004. In March 2005, we entered into a $54.0 million loan agreement with Fortis Bank. We have drawn down the full amount of available credit under this facility in order to finance vessel acquisitions and to provide working capital. In December 2005, we entered into a $50.0 million loan agreement with DnB NOR Bank. We have drawn down the full amount of available credit under this facility in order to finance vessel acquisitions. The DnB NOR Bank loan is repayable from June 2006 through December 2015. As a result, we incurred interest expense of $2,685,207 for the year ended December 31, 2005. In February 2006, we entered into a $14.0 million supplemental agreement to the DnB NOR Bank loan, increasing the full amount of available credit under that facility to $64.0 million. We will incur additional interest expense in the remainder of 2006 on those outstanding borrowings and under any new credit facilities we may obtain to finance the purchase price of additional vessels that have not yet been identified.

Results of operations

Year ended December 31, 2005 and the period from October 12, 2004 through December 31, 2004

The average number of vessels in our fleet was 11.9 in the year ended December 31, 2005 compared to 2.3 in the period from October 12, 2004 through December 31, 2004, or the 2004 period.

VOYAGE REVENUES — Voyage revenues for the year ended December 31, 2005 were $36,644,591 and were $2,048,006 in the 2004 period. The average daily TCE rate for the year ended December 31, 2005 was $7,919 and was $5,377 in the 2004 period.

The growth in revenue reflects principally the growth in the average number of vessels in our fleet from 2.3 vessels in the 2004 period to 11.9 vessels for the year ended December 31, 2005. During the year ended December 31, 2005, our fleet operated under time charters for a total of 4,105 days and under spot charters for a total of 183 days for a total of 4,288 voyage days and a fleet utilization of 99.9%. During the year ended December 31, 2005, the Gas Arctic, the Gas Ice, the Birgit Kosan and the Gas Marathon were employed on bareboat charters, which generally are for lower monthly amounts but in connection with which we are not responsible for voyage or operating expenses.

VOYAGE EXPENSES — Voyage expenses were $2,688,155 for the year ended December 31, 2005 and were $341,203 in the 2004 period. Voyage expenses for the year ended December 31, 2005 consisted largely of bunker charges in the amount of $1,020,946, compared to bunker charges in the amount of $183,107 in the 2004 period. The increase in voyage expenses reflects the increase in the average number of vessels in our fleet compared to the 2004 period.

VESSEL OPERATING EXPENSES — Vessel operating expenses were $9,095,576 for the year ended December 31, 2005 and were $759,010 in the 2004 period, reflecting an increase in crew wages and related expenses incurred as a result of the increase in the average number of vessels in our fleet compared to the 2004 period.

MANAGEMENT FEES — Management fees were $1,473,080 for the year ended December 31, 2005 and were $111,540 in the 2004 period, reflecting the increase in the average number of vessels in our fleet compared to the 2004 period. We pay Stealth Maritime, our fleet manager, a fee of $390 per vessel per day except when the vessels are on bareboat charters, in which case the fee is $125 per vessel per day.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $779,539 for the year ended December 31, 2005, including the $243,750 value of non-cash executive services and lease expense of $31,200 and were $35,100 in the 2004 period. This increase is due to the fact that there was only one month of executive services provided in the 2004 period and the office space was provided to us without charge by Stealth Maritime during the same period.

DEPRECIATION — Depreciation expenses for the 21 vessels in our fleet for the year ended December 31, 2005 were $5,611,942 and were $264,458 for the four vessels in our fleet in the 2004 period, reflecting the increase in the average number of vessels in our fleet since the 2004 period.

INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $2,685,207 for the year ended December 31, 2005, resulting primarily from indebtedness incurred to fund vessel acquisitions. We had no indebtedness outstanding in the 2004 period.

LOSS ON DERIVATIVE — For the year ended December 31, 2005, we incurred a non-cash loss on derivative of $67,000 based on the estimated fair value of the interest rate swap, which we agreed to enter into with Fortis Bank on March 31, 2005 in connection with the Fortis Bank loan agreement. The aforementioned interest rate swap was our only derivative instrument during the year ended December 31, 2005. We had no derivative instruments in the 2004 period.

INTEREST INCOME — Net interest income was $780,434 for the year ended December 31, 2005, and was $47 in the 2004 period, reflecting more cash on hand held in interest bearing accounts.

FOREIGN EXCHANGE LOSS — For the year ended December 31, 2005, we incurred a foreign exchange loss of $18,091. We incurred a foreign exchange loss of $5,534 in the 2004 period. This increase resulted from our increased expenses denominated in currencies other than the U.S. dollar in the year ended December 31, 2005.

NET INCOME — As a result of the above factors, net income was $14,536,051 for the year ended December 31, 2005, representing an increase of $14,004,843 from net income of $531,208 in the 2004 period.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, cash generated by our operations and, more recently, bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG carriers, to comply with international standards, laws and regulations and to fund working capital requirements. We will rely upon operating cash flows, bank borrowings, as well as future financings to implement our growth plan.

We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements.

We entered into a $54.0 million loan agreement dated March 16, 2005 with Fortis Bank (Nederland) N.V. In December 2005, we entered into a $50.0 million loan agreement dated December 5, 2005 with DnB NOR Bank ASA. In February 2006, we entered into a $14.0 million supplemental agreement to the DnB NOR Bank loan, increasing the full amount of available credit under that facility to $64.0 million, which we used to partially finance the acquisition of two vessels. During the year ended December 31, 2005, we acquired a total of 17 vessels for an aggregate purchase price of $205.9 million. Of the total purchase price of $205.9 million, $32.306 million was financed with borrowings under the Fortis Bank Loan facility and $50.0 million was financed with borrowings under the DnB NOR Bank loan facility. The purchase price for four vessels was funded by the borrowings under the Fortis Bank Loan facility and capital contributions from our sole stockholder. With the borrowings, and the prepayment of the $3,580,500 portion of the Fortis Bank loan attributable to the Gas Prodigy, the credit facility under the Fortis Bank loan agreement was fully drawn. During the year ended December 31, 2005, we placed a deposit of $983,000 on the Gas Czar, which we acquired in February 2006. See ‘‘— Loan Agreements.’’ As of December 31, 2005, we had cash and cash equivalents of $23.2 million.

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES — was $24,414,729 for the year ended December 31, 2005 and $598,710 in the 2004 period. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES — was $197,780,709 for the year ended December 31, 2005 reflecting the acquisition of 17 vessels and the deposit we placed on the Gas Czar, which was delivered in February 2006. In the 2004 period, net cash used in investing activities was $37,415,758 reflecting the acquisition of four vessels and deposits we placed on the Gas Arctic and the Gas Ice, which were delivered in April 2005.

NET CASH PROVIDED BY FINANCING ACTIVITIES — was $196,576,223 for the year ended December 31, 2005, drawings under the Fortis Bank and DnB NOR Bank loan agreements to provide working capital and to fund the acquisitions of the 17 vessels. In the 2004 period, net cash provided by financing activities was $36,817,048 reflecting the contribution to us of the four vessels which comprised our fleet in the 2004 period.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Revenue and Expenses.    Revenue and expenses resulting from each voyage or period time charter are accounted for on an accrual basis. Period charter revenues are recognized over the term of the charter as service is provided. Period charter revenues received in advance are recorded as liabilities until charter service is rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Voyage expenses comprise commissions, bunkers and port expenses. The impact of our method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred. We will modify our policy in future periods in the event the difference between the two methods becomes material.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Impairment of long-lived assets.    We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation.    We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

Drydock costs.    Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 to 60 months. Costs expected to be incurred as part of the drydock include actual costs incurred at the drydock yard, cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard, cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock, cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock.

Allowance for doubtful accounts.    Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Vessels Acquisitions.    Our vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.

We record all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, we allocate the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Recent Accounting Pronouncements

On January 17, 2003, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities’’ (‘‘FIN 46’’). Such interpretation addresses the consolidation of variable interest entities (‘‘VIEs’’), including special purpose entities (‘‘SPEs’’), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by us subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 (‘‘FIN 46R’’), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The adoption of FIN 46R did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’, and supersedes APB 25. This Statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. We are currently evaluating the impact of adopting SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ which replaces Accounting Principles Board Opinion No. 20 ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements.’’ This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for the accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for us as of January 1, 2006 and is not expected to have a material impact on our financial statements.

On February 16, 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140". FAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends FAS 140, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

FAS No. 155 generally is effective for all financial instruments acquired or issued after the beginning of a company's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on our financial statements.

Loan Agreements

We entered into a loan agreement dated March 16, 2005 with Fortis Bank in which it agreed, subject to certain funding conditions, to provide a credit facility of up to $54.0 million principally to partially finance or refinance the acquisition of our vessels. The borrowers under this loan agreement included our subsidiaries. The loan was fully drawn in May 2005. The interest rate under the loan agreement is the sum of LIBOR and a margin. The margin varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to mortgage in that period. If the ratio is equal to or lower than 60%, the interest rate will be 0.9% over LIBOR. If the ratio is higher than 60% but lower or equal to 70%, the interest rate will be 0.975% over LIBOR. If the ratio is higher than 70%, the interest rate will be 1.05% over LIBOR. We paid a non-refundable fee of $162,000 upon the signing of the loan agreement.

On June 10, 2005, the $3,580,500 portion of the Fortis Bank loan attributable to the Gas Prodigy was prepaid and Fortis Bank's security interest in the Gas Prodigy was released. As of December 31, 2005, $47,706,000 was outstanding under the loan agreement. We are obligated to repay the principal and interest under the credit facility through 2013 in 32 consecutive quarterly installments; our first installment payment was made in August 2005. Our quarterly installments of principal will be in an amount of $1,356,750 with a balloon installment of $7,003,500 due on the earlier of the eighth anniversary of the delivery date of the last ship or on May 30, 2013. In the event that one of the vessels securing the loan is sold or becomes a total loss, we will be obligated to prepay the relevant portion of the credit facility.

We entered into a loan agreement dated December 5, 2005 with DnB NOR Bank ASA in which it agreed to provide a credit facility of up to $50.0 million to partially finance or refinance the acquisition of the Gas Marathon, the Gas Sincerity, the Gas Cathar, the Gas Legacy, the Sweet Dream (renamed in February 2006 as the Gas Monarch) and the Gas Oracle. The DnB NOR Bank ASA loan was supplemented in February 2006 by a $14.0 million supplemental agreement dated February 27, 2006, increasing the full amount of available credit under that facility to $64.0 million. The $14.0 million was used to partially finance the acquisition of the Gas Czar and the Gas Eternity. The borrowers under this loan agreement were our ship-owning subsidiaries of the six vessels. As supplemented by the supplemental agreement, we are obligated to repay the principal and interest under the credit facility beginning in June 2006 through December 2015 in two semi-annual payments of $4,608,000 each, four semi-annual payments of $3,072,000 each, and 14 semi-annual payments of $2,304,000 each, plus a balloon payment of $10,240,000 payable together with the final installment. Under the terms of the DnB NOR Bank loan, as supplemented, the interest rate is the sum of LIBOR and a margin. The margin varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to mortgage in that period. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR. If the ratio is between 130% and 150%, the interest rate will be 0.75% over LIBOR. If the ratio is equal to or higher than 150%, the interest rate will be 0.70% over LIBOR. We paid a non-refundable fee of $95,000 upon the signing of the DnB NOR Bank ASA loan agreement and a non-refundable fee of $28,000 upon the signing of the DnB NOR Bank supplemental agreement.

Capital Expenditures

During the period ended December 31, 2004, four vessels acquired at a cost of $29.6 million by the Vafias Group were contributed to us by the Vafias Group for nominal consideration, and became part of our fleet. In addition, in 2004, deposits totaling $1.9 million were placed by the Vafias Group on the Gas Arctic and the Gas Ice, which were delivered in April 2005.

During the year ended December 31, 2005, we acquired 17 vessels for an aggregate purchase price of $205.9 million. In addition, we placed a deposit of $983,000 during the year on the Gas Czar, which was delivered in February 2006. Of the $205.9 million total purchase price for these 17 vessels, $32.306 million was financed with borrowings under the Fortis Bank loan agreement and $50.0 million was financed with borrowings under the DnB NOR Bank agreement.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend information

Our results of operations depend primarily on the charterhire rates that we are able to realize. Charterhire rates paid for LPG carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for LPG carrier capacity is determined by the underlying demand for LPG, ammonia and petrochemical gases, which are transported in LPG carriers, which in turn is influenced by trends in the global economy. The recent expansion of the supply of LPG commodities has been driven by the increased production of LNG, of which LPG is a byproduct. Although there can be no assurances, absent a major and sustained downturn in market conditions or significant unforeseeable changes in supply and demand of LPG vessels, charter rates are expected to remain relatively strong for the remainder of 2006.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

Contractual obligations as of December 31, 2005 were:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation(1)	$97,706	$12,627	$20,454	$18,054	$46,571
Interest on principal amounts outstanding(2)	$30,664	$5,439	$9,634	$7,139	$8,452
Management fees(3)	$13,010	$2,602	$5,204	$5,204	—
Office lease(4)	$58	$29	$29	—	—
Operating lease(5)	$115	$41	$74	—	—
Vessel purchase agreements(6)	$21,747	$21,747	—	—	—
Total	$163,300	$42,485	$35,395	$30,397	$55,023

(1)	As of December 31, 2005, $47,706,000 principal amount was outstanding under the Fortis Bank loan agreement and $50,000,000 principal amount was outstanding under the DnB NOR Bank Loan. The original DnB NOR Bank loan was amended in February 2006 by a $14.0 million supplemental agreement increasing the full amount of available credit under that facility to $64.0 million. The following principal amounts under the Fortis Loan and the DnB NOR Bank Loan, as supplemented, are payable by us during the periods indicated: $14,643 payable within one year of December 31, 2005, $23,142 payable between one and three years of December 31, 2005, $20,070 payable between three and five years of December 31, 2005 and $53,851 payable more than five years after December 31, 2005.

(2)	We entered into an interest rate swap agreement with Fortis Bank with the initial nominal amount of the swap at $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%. The interest rates payable reflected in the above table assumes a LIBOR of 5.5% for 2006, 6.0% for 2007 until 2009, 6.0% for 2008 until 2011 and 6.0% for each subsequent period through the maturity of the loan and with respect to the Fortis Bank loan, after taking into account our interest rate swap agreement with respect to the $47.7 million outstanding under the Fortis Bank loan, effective interest rates of 5.6% for 2006, 5.6% for 2007 until 2009, 5.6% for 2008 until 2011 and 5.6% for each subsequent period through the maturity of the loan. Based on the above assumptions and taking into account the DnB NOR Bank loan, as supplemented, the following interest payments are payable by us during the periods indicated: $5,438,505 payable within one year of December 31, 2005, $9,634,427 payable between one and three years of December 31, 2005, $7,139,133 payable between three and five years of December 31, 2005 and $8,452,075 payable more than five years after December 31, 2005.

(3)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $390 per vessel per day for vessels not on bareboat charter. Following our acquisition of 17 vessels during the year ended December 31, 2005 and an additional three vessels in 2006, and based on the payment of a management fee of $390 per vessel per day, we expect to pay at least $2,602,000 per year to Stealth Maritime as management fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. Such compensation is expected to be in the aggregate amount of €717,000 (US$850,000, based on the exchange rate of €1.00US:$1.1842 in effect on December 29, 2005) in the year 2006 on an annualized basis.

(4)	We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option thereafter.

(5)	In October 2005, we entered into a three year cancelable operating lease for an armored car. The initial term of the lease terminates in October 2008. During the period October 15, 2005 through December 31, 2005, our lease expense was $8,340.

(6)	The total purchase price for the two LPG carriers, the Gas Czar and the Gas Eternity, covered by the vessel agreements, is $22.7 million of which we paid an advance deposit of $983,000 on the Gas Czar during the year ended December 31, 2005. We took delivery of the Gas Czar in February 2006 and the Gas Eternity in March 2006 and paid the $21.7 million balance of the purchase prices that were due on delivery. Of that amount, $14.0 million was financed with additional indebtedness drawn down under the loan agreement with DnB NOR Bank. We entered into a memorandum of agreement on February 14, 2006 to acquire the Gas Fortune for a purchase price of $9.5 million, which was paid and delivered in February 2006.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of December 31, 2005, information for each of our directors and senior managers.

Name	Age(1)	Positions	Year First Elected	Year Term Expires
Harry N. Vafias	28	President, CEO and Class III Director(2)	2005	2006
Andrew J. Simmons	50	Chief Financial Officer	—	—
Michael G. Jolliffe	56	Chairman of the Board, Class II Director	2005	2007
Thanassis J. Martinos	56	Class I Director	2005	2008
Miranda Xafa	52	Class III Director(3)	2005	2006
Markos Drakos	46	Class III Director(4)	2006	2006
Nikolaos Markomichelakis	43	Operations Manager(5)	—	—
George Koliopoulos	53	Technical Manager(5)	—	—

(1)	As of December 31, 2005.

(2)	The term of a Class III director expires in 2006. Mr. Vafias will be put forward for re-election at the annual shareholder meeting scheduled for May 18, 2006.

(3)	The term of a Class III director expires in 2006. Ms. Xafa will retire at the expiration of her term and will not be put forward for re-election at the annual shareholder meeting scheduled for May 18, 2006.

(4)	Mr. Drakos was elected to the Board of Directors by the unanimous written consent of the Board of Directors on February 10, 2006, as a Class III Director and Chairman of the Audit Committee. As a Class III director, his term expires in 2006. Mr. Drakos will be put forward for re-election at the annual shareholder meeting scheduled for May 18, 2006.

(5)	Employee of our fleet manager, Stealth Maritime; primary responsibilities are to us.

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias is our President and CEO and a member of our Board of Directors. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He has worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world's largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Andrew J. Simmons, our Chief Financial Officer, joined us in June 2005. Mr. Simmons has over 32 years of experience in the banking industry, with particular expertise in shipping finance. From 2002 until June 2005, Mr. Simmons served as General Manager of Heath Lambert Middle East in Bahrain and subsequently as Director at Heath Lambert (UAE) LLC in the Marine and Project Finance Division where he was responsible for overseeing the identification and development of marine finance for clients within the Dubai and Gulf regions. Mr. Simmons served as the Managing Director of Talal Al Zawawi Enterprises, a conglomerate encompassing trading, business services and retail business units in Oman, from 2000 until 2002, where he was responsible for overseeing the day-to-day operational activities of the company. From 1973 until 2000, Mr. Simmons served as Director, Manager and Vice President at a number of banks including BHF Bank and Guiness Mahon & Co. Ltd., both in the United Kingdom, Taib Bank EC in Bahrain and Mid-Med Bank PLC in Dubai and also served in the International Treasury department of Saatchi & Saatchi PLC.

Michael G. Jolliffe is Chairman of our Board of Directors. He is a director of a number of companies in shipping, oil, textiles, telecommunications and other industries. He is Deputy Chairman of Tsakos Energy Navigation Limited, an oil and product tanker shipping company listed on the New York Stock Exchange. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills S.A., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. Mr. Jolliffe is a Director of Lannet S.A., Greece's second largest telephone company, which is also quoted on the Athens Stock Exchange. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an Agency Company based in Piraeus, Greece. He is also joint president of Hanjin Euorbulk Ltd., a joint venture broking company with Hanjin Shipping of Korea. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent of the Skoda Group for trams, buses and trains.

Thanassis J. Martinos is a member of our Board of Directors. He has had over 35 years of experience in the shipping industry having served as Co-Managing Director of Thenamaris Ships Management, a ship management company with over three decades of experience servicing major oil companies, traders and government agencies. Since 1991, Mr. Martinos has been the Managing Director of Eastern Mediterranean Maritime Ltd., a ship management company specializing in the management of tankers and dry bulk carriers that presently operates a fleet that exceeds 2.8 million dwt. Mr. Martinos holds a B.S. in Economics from Athens University.

Miranda Xafa is a member of our Board of Directors. Ms. Xafa is currently the Alternate Executive Director at the Board of the International Monetary Fund where she serves as the representative for countries such as Italy, Greece and Portugal. She previously worked as a staff member at the International Monetary Fund where she focused on the design and monitoring of stabilization programs, focusing particularly on Latin America. Ms. Xafa also served as chief economic advisor under Prime Minister Constantin Mitsotakis in Athens, Greece from 1991 to 1993. Following her service to the Prime Minister, Ms. Xafa worked at Salomon Brothers in London, initially as an emerging markets strategist and subsequently as an Athens based market analyst covering Greek and global economic prospects. Ms. Xafa has also served as an adviser to the management of Piraeus Bank and was a director on the board of S&B Industrial Minerals, a public international group of companies listed on the Athens Stock Exchange that is primarily involved in the mining, processing and trade of industrial materials and ores. Ms. Xafa holds both a Masters degree and a Ph.D. in economics from the University of Pennsylvania. She has taught economics at the University of Pennsylvania and Princeton University and is the author of several published articles on international trade policy, the Latin American debt crisis and European monetary unification.

Markos Drakos is a member of our Board of Directors and Chairman of our Audit Committee. In 1998, Mr. Drakos co-founded Touche Ross & Co., later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

Nikolaos Markomichelakis is the Operations Manager of Stealth Maritime. Mr. Markomichelakis has been the Fleet and Operations Manager of Stealth Maritime since 2000 where he has acted as the Alternate DPA and Security Officer of the company's product tankers as well as general supervisor of the company's LPG carriers under third party management. He has had over 22 years of experience in the shipping industry having served as chief officer or operator of a number of shipping companies such as Olympic Maritime S.A., Tsakos Shipping & Trading S.A., Glafki (Hellas) Maritime S.A., Adriatic Tankers Shipping Co., Cardiff Marine Inc., Kristen Navigation Inc., and Larus S.A. Mr. Markomichelakis graduated from Private Nautical Academy Spirourani and Merchant Marine Academy Aspropirgos in Greece.

George Koliopoulos is the Technical Manager of Stealth Maritime. Mr. Koliopoulos has had over 33 years of experience in the shipping industry having served as an Engineer with Sinergasia Shipbrokers Ltd. in London and as Superintendent Engineer at Varnima Corporation Int. S.A., where he was responsible for the operations, maintenance, engine and hull repairs, installations, drydockings and class surveys and claims of three tanker vessels. Mr. Koliopoulos served for 10 years with Anangel Maritime Services Inc. as both group leader to one of the company's Technical Departments and as a member of the team responsible for the final specifications, negotiations and plan approvals for the newbuilding projects of Panamax and Capesize vessels in Korea and Japan. Mr. Koliopoulos is currently the Technical Manager of Stealth Maritime where he is responsible for all the technical matters concerning bulk carriers, oil tankers and all newbuildings on order in addition to negotiating specifications with shipyards for recently ordered LPG carriers in Japan. Mr. Koliopoulos attended Sunderland Polytechnic in the United Kingdom where he received a diploma in Naval Architecture and Portsmouth Polytechnic in the United Kingdom where he received a B.A. in Mechanical Engineering.

Board Practices

Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. All of our current directors, other than Mr. Vafias, are independent since none of them have any relationship or had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. At December 31, 2005 we had four directors on our Board. On February 10, 2006 by the unanimous written consent of the Board of Directors, we expanded the size of our Board to five directors and elected Mr. Markos as a Class III director and Chairman of our Audit Committee.

Committees of the Board of Directors.

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of each committee are Messrs. Jolliffe, Martinos, Drakos and Ms. Xafa.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that Mr. Drakos is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and the

•	performance of the Company’s independent audit function and independent auditors,

as well preparing an Audit Committee Report as required by the SEC to be included in the Company’s annual proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities; and

•	reporting on compensation arrangements and incentive grants to the Board.

Compensation of Directors and Senior Management

We did not pay any compensation to members of senior management or our directors in 2004. For the year ended December 31, 2005, each of the independent directors received fees in the amount of $35,000 per annum pro rated for the number of days in 2005 for which we were a public company, plus reimbursement for their out-of-pocket expenses. Beginning February 2006, the Chairman of our Board of Directors will receive annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors will continue to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2005, such compensation was in the aggregate amount of €513,559 (US$608,156, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) on an annualized basis. Of this amount, €188,862 ($223,651, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) was paid to our CEO and Chief Financial Officer since our CEO was paid for only four months of service and our Chief Financial Officer for only six months of service provided to us during the year ended December 31, 2005. We anticipate that cash compensation in the future will not materially increase.

Employees.    We have no salaried employees. As of December 31, 2005, 156 officers and 155 crew members served on board the vessels in our fleet.

Share ownership.    The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in ‘‘Item 7. Major Shareholders and Related Party Transactions’’ below.

Equity Compensation Plan

We have an equity compensation plan, which we refer to as the Plan. As of April 17, 2006, we have not made any grants under the Plan. The Plan is generally administered by the Compensation Committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the Compensation Committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are to be determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

The Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or events. In addition, the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Our board of directors may, at any time, alter, amend, suspend or discontinue the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

Item 7.	Major Shareholders and Related Party Transactions

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis.

Management affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company.

Management and other fees

We pay Stealth Maritime a management fee of $390 (based on an exchange rate of €1.00:US$1.25) per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fee of $125 (based on an exchange rate of €1.00:US$1.25) per vessel per day for each of our vessels operating on bareboat charter. The management fee is adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We believe that the amounts we pay to Stealth Maritime are no more than amounts that we would pay to an unaffiliated ship manager. In addition, we reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2005, such compensation was in the aggregate amount of €513,559 (US$608,156, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) on an annualized basis. Of this amount, €188,862 ($223,651, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) was paid to our CEO and Chief Financial Officer since our CEO was paid for only four months of service and our Chief Financial Officer for only six months of service provided to us during the year ended December 31, 2005. For the year ended December 31, 2005, aggregate payments made to Stealth Maritime amounted to $1,473,080.

In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expires in 2009 but may be extended on a year to year basis unless written six-months written notice is provided prior to the expiration of the initial term. We believe that the amounts we pay to Stealth Maritime are no more than amounts that we would pay to an unaffiliated ship manager.

Chartering commissions

We pay a chartering commission to Stealth Maritime equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of March 31, 2006 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 31, 2006 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on

14,000,000 shares of common stock outstanding as of March 31, 2006. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,000,000	42.9%
331 Kiffissias Avenue
Erithrea 14561
Athens, Greece
Wellington Management Company, LLP(2)	1,356,300	9.69%
75 State Street
Boston, MA 02109
Executive Officers and Directors
Harry N. Vafias(3)	6,000,000	42.9%
Andrew J. Simmons	—	—
Michael G. Jolliffe	—	—
Thanassis J. Martinos	—	—
Miranda Xafa	—	—
Markos Drakos(4)	—	—
All executive officers and directors as a group (6 persons)	6,000,000	42.9%

(1)	According to a Schedule 13G dated February 13, 2006 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 6,000,000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our CEO, President and Director, is the sole stockholder of Flawless Management Inc.

(2)	According to a Schedule 13G dated February 14, 2006, Wellington Management Company, LLP beneficially owns 1,356,300 shares of common stock and has shared voting power with respect to 803,700 such shares and shared dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Wellington Management Company, LLP, an investment advisor.

(3)	By virtue of the shares owned indirectly through Flawless Management Inc.

(4)	Mr. Drakos was not a director of our Board at December 31, 2005. Mr. Drakos was elected as the fifth director of our Board by the unanimous written consent of our Board on February 10, 2006.

We effected a registered public offering of our shares of common stock and our shares of common stock began trading on the Nasdaq National Market in October 2005. Accordingly, certain of our principal shareholders acquired their shares of common stock either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders. As of April 12, 2006, we had approximately seven shareholders of record. Six of the shareholders of record were located in the United States and held in the aggregate 8,000,000 shares of common stock representing approximately 57.1% of our outstanding shares of common stock. However, the six United States shareholders of record include CEDEFAST, which, as nominee for the Depository Trust Company, is the record holder of 7,998,557 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

Item 8.	Financial Information

See ‘‘Item 18. Financial Statements’’ below.

Significant Changes.    No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings.    To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy.    While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay quarterly dividends from our net profits to stockholders each February, May, August and November in amounts the Board of Directors determines are appropriate.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, including the loan agreements with Fortis Bank and DnB NOR Bank, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends depends on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be adversely affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. See Item 3. ‘‘Key Information — Risks related to our Shares of Common Stock — We may not be able to pay cash dividends as intended’’.

Item 9.	The Offer and Listing

Our shares of common stock are quoted on the Nasdaq National Market.

Trading on the Nasdaq National Market

Since our initial public offering in the United States in October 2005, our shares of common stock have been quoted on the Nasdaq National Market under the symbol ‘‘GASS’’. The following table shows the high and low closing prices for our shares of common stock during the indicated periods.

	High	Low
2005
October 2005	$14.59	$12.10
November 2005	13.25	10.8
December 2005	12.85	11.71
2006
First Quarter
January 2006	$14.18	$12.50
February 2006	13.10	10.90
March 2006	14.30	12.05
April 2006 (through April 17, 2006)	14.25	13.75

Item 10.	Additional Information

Description of Capital Stock

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, of which 14,000,000 shares are issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $.01 par value per share. All of our shares of stock are in registered form. As of March 31, 2006, there were 14,000,000 outstanding shares of common stock and no outstanding options.

Common Stock

As of December 31, 2005, we had 14,000,000 shares of common stock outstanding, out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Our Articles of Incorporation and Bylaws.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dividends.    While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our net profits, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends. We declared and paid a dividend per share of $0.1875 in January 2006. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share dividend we declared and paid in January 2006.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, including the loan agreements with Fortis Bank and DnB NOR Bank, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Dissenters' Rights of Appraisal and Payment.    Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders' Derivative Actions.    Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.    Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by resolution of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

Although the BCA does not contain specific provisions regarding ‘‘business combinations’’ between companies organized under the laws of the Marshall Islands and ‘‘interested stockholders,’’ we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a ‘‘business combination’’ with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•	persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which the person's status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares; or

•	following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

(a)	Amended and Restated Management Agreement dated as of June 20, 2005 between the Company and Stealth Maritime S.A. for an initial term of five years. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a management fee of $390 per day (based on an exchange rate of €1.00:US$1.25) per vessel operating under a voyage or time charter (and $125 per vessel per day for any vessel on bareboat charter) in advance on a monthly basis, pro rated for the calendar days we own the vessels. The management fee is adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2005, such compensation was in the aggregate amount of €513,559 (US$608,156, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) on an annualized basis. Of this amount, €188,862 ($223,651, based on the exchange rate of €1.00:US$1.1842 in effect on December 29, 2005) was paid to our CEO and Chief Financial Officer since our CEO was paid for only four months of service and our Chief Financial Officer for only six months of service provided to us during the year ended December 31, 2005.

(b)	Right of First Refusal Agreement dated as of August 26, 2005 among the Company, Harry N. Vafias and Stealth Maritime S.A. Under the Right of First Refusal Agreement, Stealth Maritime granted the Company a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, under the agreement, Stealth Maritime agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to the Company. Under the agreement, Stealth Maritime is not prohibited from managing vessels owned by unaffiliated third parties in competition with us. The agreement is effective for as long as Stealth Maritime (or any entity with respect to which Harry Vafias is an executive officer, director or principal shareholder) manages vessels owned or chartered in by the Company and Harry Vafias is the executive officer or director of the Company.

(c)	Loan Agreement dated as of March 16, 2005 between Matrix Gas Trading Ltd., Gaz de Brazil, Inc., VCM Trading Ltd., Geneve Butane Inc., LPGone Ltd., Semichlaus Exports Ltd., Ventspils Gases Ltd., Pacific Gases Ltd., Aracruz Trading Ltd., Industrial Materials Inc. and the Company, as joint and several borrowers, and Fortis Bank (Nederland) N.V., as lender relating to a $54.0 million loan facility for the partial financing of four vessels and the partial refinancing of six vessels, including the Gas Prodigy. On June 10, 2005, the portion of the loan attributable to the Gas Prodigy was prepaid and the security interest in the Gas Prodigy was released. This facility had an outstanding balance as of December 31, 2005 of $47,706,000 million, repayable in a further 30 quarterly installments of amounts ranging from $1.36 million, plus a final payment of $7.0 million due on the earlier of the eighth anniversary of the delivery date of the last ship or on May 30, 2013. The loan is secured by liens on the nine ships and bears interest at LIBOR plus a margin which varies according to the outstanding balance of the loan to the aggregate market value of the vessels subject to a mortgage in that period.

(d)	Loan Agreement dated as of December 5, 2005 between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited, as joint and several borrowers, and DnB NOR Bank ASA, as lender relating to a $50.0 million loan facility, and as supplemented by a $14.0 million Supplemental Agreement dated as of February 27, 2006, increasing the full amount of available credit under the facility to $64.0 million. As amended by the supplemental agreement, we are obligated to repay the principal and interest under the credit facility beginning in June 2006 through December 2015 in two semi-annual payments of $4,608,000 each, four semi-annual payments of $3,072,000 each, and 14 semi-annual payments of $2,304,000 each, plus a balloon payment of $10,240,000 payable together with the final installment. Under the terms of the DnB NOR Bank loan, as supplemented, the interest rate is the sum of LIBOR and a margin. The margin varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to mortgage in that period. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR. If the ratio is between 130% and 150%, the interest rate will be 0.75% over LIBOR. If the ratio is equal to or higher than 150%, the interest rate will be 0.70% over LIBOR. We paid a non-refundable fee of $95,000 upon the signing of the DnB NOR Bank ASA loan agreement and a non-refundable fee of $28,000 upon the signing of the DnB NOR Bank supplemental agreement.

Exchange controls

Under Marshall Island law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to ‘‘we’’ and ‘‘us’’ are to StealthGas Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as ‘‘shipping income,’’ to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as ‘‘United States-source shipping income.’’

Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States-source shipping income, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our United States-source shipping income if:

(1)	we are organized in a foreign country (our ‘‘country of organization’’) that grants an ‘‘equivalent exemption’’ to corporations organized in the United States; and

(2)	either

(A)	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are ‘‘residents’’ of our country of organization or of another foreign country that grants an ‘‘equivalent exemption’’ to corporations organized in the United States, which we refer to as the ‘‘50% Ownership Test’’; or

(B)	our stock is ‘‘primarily and regularly traded on an established securities market’’ in our country of organization, in another country that grants an ‘‘equivalent exemption’’ to United States corporations, or in the United States, which we refer to as the ‘‘Publicly-Traded Test.’’

We believe, based on Revenue Ruling 2001-48, 2001-2 C.B. 324, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, and, in the case of Malta, an exchange of notes between the United States and Malta, 1997-1 C.B. 314, (each an ‘‘Exchange of Notes’’) that the Marshall Islands and Malta, the jurisdictions in which we and our ship-owning subsidiaries are incorporated, grant an ‘‘equivalent exemption’’ to United States corporations. Based on advice received from Marshall Islands counsel, we believe that the Marshall Islands continues to honor the Exchange of Notes and that, since the date the Exchange of Notes was entered into, the tax law of the Marshall Islands has not changed so as to be inconsistent with the Exchange of Notes with the United States. Therefore, we believe that we will be exempt from United States federal income taxation with respect to our United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. For periods subsequent to our initial public offering it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock is ‘‘primarily traded’’ on the Nasdaq National Market.

Under the regulations, our common stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is the sole class of stock listed on the Nasdaq National Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we believe to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be ‘‘regularly traded’’ on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the ‘‘5 Percent Override Rule.’’

For purposes of being able to determine the persons who own 5% or more of our stock, or ‘‘5% Stockholders,’’ the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the ‘‘SEC,’’ as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Our shares of common stock may currently be, or may in the future come to be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by ‘‘qualified stockholders’’ that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a ‘‘qualified stockholder’’ includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our CEO, who is treated under applicable ownership attribution rules as owning approximately 42.9% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own our vessels that we are acquired in 2005 through stock acquisitions may not qualify for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels made voyages in 2005 that began or ended in the United States. We do not believe that such vessels made such a voyage.

To the extent the benefits of Section 883 are unavailable, our United States-source shipping income, to the extent not considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States-sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, any such ‘‘effectively connected’’ United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% ‘‘branch profits’’ taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States-source shipping income, other than leasing income, will be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all (at least 90%) of our United States-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis.

Our United States-source shipping income from leasing will be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•	substantially all (at least 90 percent) of our United States-source shipping income from leasing is attributable to such fixed place of business.

For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income is ‘‘effectively connected’’ with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, the term ‘‘United States Holder’’ means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as ‘‘passive income’’ (or ‘‘passive category income’’ for taxable years beginning after December 31, 2006) or, in the case of certain types of United States Holders, ‘‘financial services income’’ (which will be treated as ‘‘general category income’’ income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a ‘‘United States Individual Holder’’) should be treated as ‘‘qualified dividend income’’ that is taxable to such United States Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (we do not believe we are, have been or will be a PFIC); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any ‘‘extraordinary dividend’’. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an ‘‘extraordinary dividend’’ on our common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as ‘‘qualified dividend income’’ eligible for the preferential tax rates described above.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute ‘‘passive income’’ unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been or are, and we do not expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFIC status, the Internal Revenue Service or a court could disagree with our position. In addition, although we currently intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

Our expectation that we will not be treated as a PFIC is based in part upon our beliefs and expectations regarding the value of the vessels that we will lease on a bareboat basis relative to the value of our other assets. Should our beliefs or expectations turn out to be incorrect, then we could, in certain circumstances, be treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which election we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a United States Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common stock, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the qualified electing fund election described above.

Taxation of United States Holders Making a ‘‘Mark-to-Market’’ Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as ‘‘marketable stock,’’ a United States Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies before January 1, 2010 while owning our common stock, such holder's successor generally will not receive a step-up in tax basis with respect to such stock.

Other PFIC Elections.

Under recently issued temporary regulations, if a United States Holder held our stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a ‘‘deemed sale’’ or, in certain circumstances, a ‘‘deemed dividend’’ election with respect to our stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described above under the heading ‘‘Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election’’, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the ‘‘termination date’’). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a ‘‘controlled foreign corporation’’ for United States federal income tax purposes for the taxable year that included the termination date, then a United States Holder could make a ‘‘deemed dividend’’ election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading ‘‘Taxation of United States Holders Not making a Timely QEF or Mark-to-Market Election’’. The United States Holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our stock.

A deemed sale or deemed dividend election must be made on the United States Holder’s original or amended return for the shareholder’s taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

United States Federal Income Taxation of ‘‘Non-United States Holders’’

A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a ‘‘Non-United States Holder.’’

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a noncorporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder's income tax liability by filing a refund claim with the Internal Revenue Service.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under the loan with Fortis Bank and with DnB Nor Bank ASA. We pay interest on this debt based on LIBOR plus a margin. On March 31, 2005, we entered into a six-year interest rate swap agreement in connection with the Loan Agreement with Fortis Bank (Nederland) N.V. The initial amount of the swamp will be $22.5 million amortizing to $4.8 million over its six-year life, commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%. We do not intend to enter into interest rate swaps for speculative purposes. We currently have $22.5 million in an effective interest rate hedge with DnB NOR Bank and a further $22.5 million in another interest rate swap mechanism commencing May 30, 2007 with Fortis Bank. The swap with DnB NOR Bank was entered into in January 2006 and has been effective since March 2006. The maximum annualized impact in terms of total debt interest payable owing to a one percent increase in interest rates is approximately $1.12 million in 2006. The maximum annualized impact in terms of the swap in place owing to a one percent increase in interest rates is approximately $445,000 in 2006.

Foreign exchange rate fluctuation

We generate all of our revenues in United States dollars and incur less than 10% of our expenses in currencies other than United States dollars. For accounting purposes, expenses incurred in Euros are converted into United States dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2005, less than 10% of our outstanding accounts payable was denominated in currencies other than the United States dollar (mainly in Euros). We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Our registration statement on Form F-1 (File No. 333-127905), relating to our initial public offering of 8,000,000 shares of common stock, was declared effective by the SEC on October 5, 2005 and the offering commenced on that date. Cantor Fitzgerald & Co., Morgan Keegan & Company, Inc., Johnson Rice & Company L.L.C., Hibernia Southcoast Capital, Inc. and Harrisdirect, LLC served as managing underwriters for the offering. The shares of common stock were sold at a public offering price of $14.50 for gross offering proceeds of $116,000,000. The discount to the underwriters was $0.87 per common share for a total underwriting discount of $6,960,000 and we incurred other expenses (including filing, legal and accounting fees) of approximately $1.65 million, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our capital stock. The total net proceeds to us from the offering was $107.4 million.

We used approximately $100.5 million of the net proceeds of the offering to acquire nine LPG carriers, which we purchased from the Vafias Group. Other proceeds have been used for working capital and for other general corporate purposes.

Item 15.	Controls and Procedures

Within 90 days prior to the filing of this Annual Report, the Company carried out, under the supervision of the Company's management, including its chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Subsequent to the date of the most recent evaluation of the Company’s internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to all officers, directors and employees of the Company. A copy of the Company’s code of ethics is available on the Company’s website. No waivers from the code of ethics have been granted to any person during the year ended December 31, 2005.

Item 16C.	Principal Accountant Fees and Services

Auditors’ remuneration

	2005 (in thousands)	2004 (in thousands)
Audit fees	$651	$—
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$651	$—

Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. were compensation for professional services they rendered for the audits of the consolidated financial statements of the Company in connection with the initial public offering, and for the review of the financial statements included in the Company's Report on Form 6-K with respect to the results for the three months ended September 30, 2005 and for the quarterly and year-end results for the period ended December 31, 2005.

Further assurance/audit related fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any services that would be classified in this category in 2005 and 2004.

Tax fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any tax services in 2005 and 2004.

Other fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any other services that would be classified in this category in 2005 and 2004.

Non-audit services:    The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.

The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Company, but these services and their associated fees, must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee subject to confirmation at the next meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Reference is made to pages F-1 through F- 21 incorporated herein by reference.

Item 19.	Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company*
1.2	Amended and Restated Bylaws of the Company*
4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A.*
4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.*
4.3	Form of Equity Compensation Plan*
4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*
4.5	Loan Agreement with DnB Nor Bank ASA
4.6	Supplemental Agreement with DnB Nor Bank ASA
8	Subsidiaries of the Company
12.1	Certification of the Chief Executive Officer
12.2	Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.
/s/ Harry N. Vafias
Harry N. Vafias President and Chief Executive Officer
Date: April 19, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the Company') as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the period from October 12, 2004 to December 31, 2004 and the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for the period from October 12, 2004 to December 31, 2004 and the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the historical consolidated financial statements at December 31, 2004 have been retroactively restated as if the vessels under common control with the Vafias Group were consolidated subsidiaries for all periods presented in accordance with the guidance in FASB statement No. 141 "Business Combinations" and EITF 02-05 "Definition of Common Control' in relation to FASB Statement No. 141."

Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
February 27, 2006

Athens, Greece

StealthGas Inc.
Consolidated Balance Sheets
December 31, 2004 (restated) and December 31, 2005
(Expressed in United States Dollars)

	Note	December 31, 2004 (restated)	December 31, 2005
Assets
Current assets
Cash and cash equivalents		$—	$23,210,243
Receivables from related party	3	1,162,470	—
Trade receivables		19,623	13,330
Inventories	4	124,846	399,624
Advances and prepayments		9,130	161,094
Fair value of above market acquired time charters	9	—	597,754
Restricted cash		—	1,634,203
Total current assets		$1,316,069	$26,016,248
Non current assets
Advances for vessels acquisitions	5	1,905,282	983,000
Vessels, net	6	37,396,018	229,763,864
Deferred finance charges	7	—	215,656
Total non current assets		$39,301,300	$230,962,520
Total assets		$40,617,369	$256,978,768
Liabilities and Stockholders' Equity
Current liabilities
Overdraft facility		—	200,000
Payable to related party	3	—	1,549,837
Trade accounts payable		495,925	984,997
Other accrued liabilities	8	360,818	1,635,040
Fair value of below market acquired time charters	9	1,842,857	1,443,989
Deferred income	10	534,413	2,284,578
Current portion of long-term debt	11	—	12,627,000
Total current liabilities		$3,234,013	$20,725,441
Non current liabilities
Derivative liability	12	—	67,000
Long-term debt	11	—	85,079,000
Total liabilities		$3,234,013	$105,871,441
Stockholders' equity
Capital stock 100,000,000 shares authorized; 14,000,000 shares outstanding with a par value of $.01	13	60,000	140,000
Additional paid-in capital	14	36,792,148	145,883,121
Retained earnings		531,208	5,084,206
Total stockholders' equity		$37,383,356	$151,107,327
Total liabilities and stockholders' equity		$40,617,369	$256,978,768

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statements of income
For the period ended December 31, 2004 (restated) and year ended December 31, 2005
(Expressed in United States Dollars)

	Note	December 31, 2004 (restated)	December 31, 2005

Revenues
Voyage revenues		$2,048,006	$36,644,591
Expenses
Voyage expenses	17	341,203	2,688,155
Vessels' operating expenses	17	759,010	9,095,576
Dry-docking costs		—	470,384
Management fees	3	111,540	1,473,080
General and administrative expenses	14	35,100	779,539
Depreciation	6	264,458	5,611,942
Total expenses		1,511,311	20,118,676
Income from operations		536,695	16,525,915
Other revenues and (expense)
Interest and finance costs, net		—	(2,685,207)
Loss on derivatives		—	(67,000)
Interest income		47	780,434
Foreign exchange loss		(5,534)	(18,091)
Other expenses, net		(5,487)	(1,989,864)
Net income		531,208	14,536,051
Earnings per share, basic and diluted	16	0.09	1.84
Weighted average number of shares, outstanding	16	6,000,000	7,906,849

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statement of cash flows
For the period ended December 31, 2004 (restated) and year ended December 31, 2005
(Expressed in United States Dollars)

	Note	December 31, 2004 (restated)	December 31, 2005
Cash flows from operating activities
Net income for the period/year		$531,208	$14,536,051
Items included in net income not affecting cash flows:
Depreciation and amortization		264,458	5,653,286
Amortization of fair value of time charter		(307,143)	(1,907,622)
Non cash general and administrative expenses	14	35,100	243,750
Net loss of vessels acquired from the Vafias Group			16,947
Loss on derivative		—	67,000
Changes in operating assets and liabilities:
(Increase) decrease in receivable from related party		(1,162,470)	1,162,470
(Increase) decrease in trade receivables		(19.623)	6,293
(Increase) in inventories		(124,846)	(274,778)
(Increase) in advances and prepayments		(9,130)	(151,964)
Increase in payable to related party		—	1,549,837
Increase in trade accounts payable		495,925	489,072
Increase in other accrued liabilities		360,818	1,274,222
Increase in deferred income		534,413	1,750,165
Net cash provided by operating activities		598,710	24,414,729
Cash flows from investing activities
Advances for vessels acquisitions		(1,905,282)	(983,000)
Increase in restricted cash account		—	(1,634,203)
Acquisition of vessels		(37,660,476)	(196,074,506)
Fair value of acquired time charter	9	2,150,000	911,000
Net cash used in investing activities		(37,415,758)	(197,780,709)
Cash flows from financing activities
Capital stock	13	60,000	80,000
Additional paid-in capital	14	36,757,048	62,752,877
Initial Public Offering	14	—	116,000,000
Issuance costs	14	—	(8,694,657)
Deemed dividends	14	—	(6,312,500)
Vafias group of LPG carriers	14		(54,898,497)
Dividends paid	15	—	(10,000,000)
Deferred finance charges	7	—	(257,000)
Overdraft facility		—	200,000
Loan repayment	11	—	(42,294,000)
Proceeds from long-term debt	11	—	140,000,000
Net cash provided by financing activities		36,817,048	196,576,223
Net Increase in cash and cash equivalents		—	23,210,243
Cash and cash equivalents at beginning of period/year		—	—
Cash and cash equivalents at end of period/year		—	23,210,243
Supplemental Cash Flow Information:
Cash paid during the period for: Interest payments		$—	$2,130,228

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statement of changes in stockholders’ equity
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

	Income	Number of Shares (Note 13)	Amount (Note 13)	Additional Paid-in Capital (Note 14)	Retained Earnings	Total
Capital stock	—	6,000,000	$60,000	—	—	$60,000
Additional Paid-in Capital	—	—	—	$36,757,048	—	$36,757,048
Paid-in capital/contributed Services	—	—	—	$35,100	—	$35,100
Dividends paid
Net income for the period	$531,208	—	—	—	$531,208	$531,208
Comprehensive income	$531,208	—	—	—	—	—
Balance, December 31, 2004	—	6,000,000	$60,000	$36,792,148	$531,208	$37,383,356
Paid-in capital/contributed services	—	—	—	$243,750	—	$243,750
Additional Paid-in Capital	—	—	—	$62,752,877	—	$62,752,877
Initial Public Offering net of issuance costs	—	8,000,000	$80,000	$107,305,343	—	$107,385,343
Deemed dividends	—			$(6,312,500)	—	$(6,312,500)
Less: Repayment of capital contributions	—	—	—	$(54,898,497)	$16,947	$(54,881,550)
Dividends paid	—	—	—	—	$(10,000,000)	$(10,000,000)
Net income for the year	$14,536,051	—	—	—	$14,536,051	$14,536,051
Comprehensive income	$14,536,051	—	—	—	—	—
Balance, December 31, 2005	—	14,000,000	$140,000	$145,883,121	$5,084,206	$151,107,327

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the ‘‘Company’’) which, as of December 31, 2005 owned a fleet of twenty-one liquefied petroleum gas carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

As of December 31, 2004, under the direction of Stealth Maritime Corporation S.A., the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to StealthGas Inc. and StealthGas Inc. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a. below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to StealthGas Inc. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed in note 1a below.

The vessels noted in 1c. ‘‘Vafias Group of LPG Carriers’’ were acquired by affiliates of the Vafias Group from unrelated parties. The ‘‘Vafias Group of LPG Carriers’’ were acquired by the Company with a portion of the proceeds of the offering. The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group. Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company was accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented.

(a)	Ship-owning companies originally acquired by StealthGas Inc in 2004:

Name of Company	Vessel Name	Acquisition Date	cbm
VCM Trading Ltd.	Gas Prophet	October 12, 2004	3,516.44
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information - Continued

(b)	Ship-owning companies acquired by StealthGas Inc. in 2005:

Name of Company	Vessel Name	Acquisition Date	cbm
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas	December 16, 2005	4,111.24

(c)	Vafias’ Group of LPG carriers:

Name of Company	Vessel Name	Acquisition Date	cbm
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
East Technologies Ltd.	Gas Crystal	July 28, 2005	3,211.04
Quicksilver Shipping Limited	Gas Legacy	August 26, 2005	3,513.79
Triathlon Gas Inc.	Gas Marathon	October 3, 2005	6,572.20

During the fourth quarter of 2005, the above ship-owning companies were acquired by the Company with share purchase agreements except for the vessels Gas Crystal, Gas Legacy and Gas Marathon which were sold as assets to the newly formed subsidiaries of the Company, called Iceland Ltd., Northern Yield Shipping Ltd. and Triathlon Inc.

(d)	Ship-owning company with advance on vessel delivered in year 2006:

Advances of $ 983,000 were made in the year 2005 for the acquisition of the following vessel in the year 2006.

Name of Company	Vessel Name	cbm
Balkan Holding Inc.	Islas Gas tbr. Gas Czar	3,509.65

The Company’s vessels are managed by Stealth Maritime Corporation S.A. - Liberia (the ‘‘Manager’’), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information - Continued

During 2004 and 2005, six charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
A	26%	—
B	16%	—
C	12%	11%
D	10%	—
E	—	32%
F	16%	—

2.	Significant Accounting Policies

Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (‘‘US GAAP’’) and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in note 1(a), 1(b) and 1(c) above. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates:    The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income:    The Company follows the provisions of Statement of Financial Accounting Standards No. 130 ‘‘Statement of Comprehensive Income’’ (SFAS 130) which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for the periods presented.

Foreign Currency Translation:    The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash:    Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments.

Trade Receivables:    The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2004 and for the year ended December 31, 2005, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2004 and 2005.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

2.	Significant Accounting Policies - Continued

Trade Accounts Payable:    The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting:    The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

Inventories:    Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed when purchased and, therefore, no inventories are taken at the balance sheet date.

Vessels Acquisitions:    Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.

The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Impairment of Long-lived Assets:    The Company follows SFAS No.144 ‘‘Accounting for the Impairment or Disposal of Long-lived Assets’’ in 2004, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

Vessels' Depreciation:    The cost of each of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company's vessels to be 30 years from the date of their construction.

Accounting for Special Survey and Dry-docking Costs:    Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the year incurred.

Financing Costs:    Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

2.	Significant Accounting Policies - Continued

Pension and Retirement Benefit Obligations - Crew:    The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Expenses:    Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter revenues are recognized over the term of the charter as service is provided. Time charter revenues received in advance are recorded as liabilities until charter service is rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Voyage costs comprise commissions, bunkers and port expenses. The impact of this method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Leasing:    Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding at December 31, 2004 and 2005.

Income Taxes:    The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do net levy tax on income, but rather a tonnage tax on the vessel. (Note 18)

Derivatives:    The SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company had no derivatives as of December 31, 2004. At December 31, 2005, there was an interest rate swap outstanding with an approximate fair value of $67,000 (liability). Changes in the estimated fair value of that instrument are recognized in the statement of income.

Restatement:    The historical consolidated financial statements at December 31, 2004 have been retroactively restated as if the vessels under common control with the Vafias Group were consolidated subsidiaries for all periods presented in accordance with the guidance in FASB statement No. 141 ‘‘Business Combinations’’ and EITF 02-05 ‘‘Definition of ‘Common Control’ in relation to FASB Statement No. 141.’’

Recent Accounting Pronouncements:    On January 17, 2003, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities’’ (‘‘FIN 46’’). Such Interpretation addresses the consolidation of variable interest entities (‘‘VIEs’’), including special purpose entities (‘‘SPEs’’), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

2.	Significant Accounting Policies - Continued

and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003, in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 (‘‘FIN 46R’’), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance and no later than March 31, 2004 for all other entities. The adoption of FIN46R did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’, and supersedes APB 25.

Entities that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. SFAS No. 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R did not have an impact on the company’s financial statement.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ which replaces Accounting Principles Board Opinion No. 20 ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements.’’ This statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change.

Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for the accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement was issued. SFAS 154 is effective for us as of January 1, 2006 and is not expected to have a material impact on our financial statements.

3.	Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $390 or $125 if the vessel is on bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. For the year ended December 31, 2005, a total amount of $436,201 ($316,293 for the period ended December 31, 2004) was included as voyage expenses and $1,473,080 ($111,540 for the period ended December 31, 2004) as operating expenses.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

3.	Transactions with Related Party - Continued

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the year ended December 31, 2005, an amount of $1,955,450 ($350,500 for the period ended December 31, 2004) was capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to four unaffiliated ship-management companies, V.Ships Limited (‘‘V.Ships’’), Tesma Singapore Pte Ltd (‘‘Tesma’’), Hanseatic Shipping Co. Ltd (Cyprus) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel. Such fees for the year ended December 31, 2005, amounted to $845,144 ($75,300 for the period ended December 31, 2004) and are included in the total management fees of $1,473,080 ($111,540 for the period ended December 31, 2004).

The Manager maintained and handled the cash generated from the vessels’ operations up to March 21, 2005. Subsequently, bank accounts were opened in the name of StealthGas Inc. for all the vessels owned. The current account balance with the Manager at December 31, 2005 was a payable of $1,549,837 (a receivable of $1,162,470 for the period ended December 31, 2004) which represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
Bunkers	52,073	126,529
Lubricants	72,773	273,095
Total	124,846	399,624

5.	Advances for Vessels Acquisitions

The amount shown in the accompanying consolidated balance sheet for the period ended December 31, 2005 amounting to $ 983,000 represents advance payments to sellers of the vessel discussed in note 1(d). The total purchase price of this vessel is $ 9,830,000.

6.	Vessels

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2004 (restated)	37,660,476	(264,458)	37,396,018
Acquisitions	197,979,788	—	197,979,788
Depreciation for the period	—	(5,611,942)	(5,611,942)
Balance, December 31, 2005	235,640,264	(5,876,400)	229,763,864

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

6.	Vessels - Continued

Vessel costs are analyzed as follows:

Vessel	Purchase price	Brokerage fee	Pre-delivery expenses	Interest income earned on 10% deposit	Fair value of acquired Time charter (Note 8)	Total acquisition cost
Gas Prophet	8,316,000	84,000	86,549	—	—	8,486,549
Gas Tiny	1,225,000	12,250	73,238	—	—	1,310,488
Gas Courchevel	9,652,500	97,500	56,677	—	—	9,806,677
Gas Shanghai	9,801,000	99,000	55,554	—	—	9,955,554
Gas Emperor	11,385,000	115,000	30,753	(826)	—	11,529,927
Gas Ice	9,500,000	95,000	22,102	(2,515)	—	9,614,587
Gas Arctic	9,500,000	95,000	32,281	(2,590)	—	9,624,691
Birgit Kosan	12,500,000	125,000	10,860	(4,472)	—	12,631,388
Gas Amazon	9,250,000	92,500	129,070	(4,919)	—	9,466,651
Gas Prodigy	5,775,000	57,750	118,458	—	2,150,000	8,101,208
Gas Chios	11,000,000	110,000	45,418	(1,537)	—	11,153,881
Gas Legacy	12,500,000	125,000	74,495	(8,606)	—	12,690,889
Gas Cathar	19,557,135	196,950	14,703	(5,496)	—	19,763,292
Gas Marathon	14,400,000	144,000	7,692	(10,373)	—	14,541,319
Gas Crystal	8,500,000	85,000	40,533	(6,027)	—	8,619,506
Gas Sincerity	14,949,000	151,000	15,983	(3,451)	(265,000)	14,847,532
Catterick	12,592,800	127,500	24,520	(950)	(421,000)	12,322,870
Sweet Dream	14,000,000	140,000	14,700	(8,831)	—	14,145,869
Gas Oracle	4,850,000	48,500	36,423	(495)	700,000	5,634,428
Gas Spirit	15,345,000	155,000	7,953	(1,130)	406,000	15,912,823
Feisty Gas	14,830,000	150,000	10,228	(1,093)	491,000	15,480,135
Total acquisition cost	229,428,435	2,305,950	908,190	(63,311)	3,061,000	235,640,264

7.	Deferred Finance Charges

Deferred finance charges amounting to $215,656 represent fees paid to the lenders for obtaining the related loans, net of amortization, and were recorded as a contra to debt in accordance with the company accounting policy. The amortization of financing costs amounted to $41,344 for the year ended December 31, 2005 and is included in Interest and finance costs, net in the accompanying consolidated income statements.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

8.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
Interest on long-term debt	—	394,488
Lease expense	—	39,540
Vessels' operating and voyage expenses	360,818	1,201,012
Total	360,818	1,635,040

9.	Fair value of acquired time charter

The fair value of the time charters acquired at below / (above) fair market charter rates on the acquisition of the vessels is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. The amounts of $ 307,143 and $ 1,907,622 are included in voyage revenue for the period ended December 31, 2004 and year ended December 31, 2005, respectively.

Vessel	End of Time Charter	Fair value of acquired time Charter	Total accumulated amortization for the year ended 12.31.2005	Unamortized balance at year ended 12.31.2005
Fair value of acquired time charter - Asset
Gas Sincerity	July 2006	(265,000)	51,681	(213,319)
Catterick	January 2006	(421,000)	36,565	(384,435)
Total		(686,000)	88,246	(597,754)
Fair value of acquired time charter - Liability
Gas Prodigy	March 2006	2,150,000	(1,781,429)	368,571
Gas Oracle	May 2006	700,000	(461,741)	238,259
Gas Spirit	June 2006	406,000	(31,071)	374,929
Feisty Gas	August 2006	491,000	(28,770)	462,230
Total		3,747,000	(2,303,011)	1,443,989
Grand Total		3,061,000	(2,214,765)	846,235

10.	Deferred Income

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
Voyage in progress	59,158	—
Hire received in advance	475,255	2,284,578
Total	534,413	2,284,578

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

11.	Long-term Debt

(a)    In March 2005, the Company entered into a $54,000,000 loan agreement with Fortis Bank (the ‘‘Fortis Loan’’). On June 10, 2005, on August 19, 2005 and on November 19, 2005 the amounts of $3,580,500, $1,356,750 and $1,356,750 respectively, were repaid, leaving an outstanding balance of $47,706,000. The term loan was fully drawn down on May 17, 2005 and is repayable in 32 equal consecutive quarterly installments from August 2005 through May 2013, of $1,356,750 plus a balloon payment of $7,003,500 payable together with the last installment. The term loan charges interest at LIBOR plus 0.90% and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 125% of the amount outstanding under the term loan, to maintain minimum cash balances of $3 million at all times, and that the leverage of the Company should never exceed the level of 80%. There are also restrictions on the payment of dividends.

The amount outstanding at December 31, 2005 of $47,706,000 bore an average interest rate (including the margin) of 4.66%.

Bank loan interest expense for the year ended December 31, 2005 amounted to $1,701,535 and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

(b)    In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the ‘‘DnB Loan’’). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005, and is repayable from June 2006 through December 2015. This loan will be repaid in two semi-annual instalments of $3,600,000 each, four semi-annual installments of $2,400,000 each, and fourteen semi-annual installments of $1,800,000 each plus a balloon payment of $8,000,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company should never exceed the level of 80%, the Interest Coverage Ratio of StealthGas Inc. to be at all times greater than or equal to 2.5, and that at least 30% of StealthGas Inc. is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends.

The amount outstanding at December 31, 2005 was $54,000,000 and bore an average interest rate (including the margin) of 5.35%.

Accrued bank loan expenses for the year ended December 31, 2005 amounted to $178,313 and is included in interest and finance costs, net in the accompanying consolidated statements of income.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

11.	Long-term Debt - Continued

The annual principal payments to be made, for both loans, after December 31, 2005 are as follows:

Year ended	Amount
2006	12,627,000
2007	10,227,000
2008	10,227,000
2009	9,027,000
2010	9,027,000
Thereafter	46,571,000
Total	97,706,000

(c)    On May 23, 2005, Empire Spirit Ltd. (the owner of Sweet Dream) and Independent Trader Ltd. (the owner of Gas Oracle) entered into a $14,000,000 loan agreement with Den Norske Bank. The total loan amount had been drawn down at June 01, 2005 since both vessels had been delivered. The loan is repayable in 20 equal consecutive semi-annual installments from December 1, 2005 through May 31, 2015 of $550,000 plus a balloon payment of $3,000,000 payable together with the last installment. The loan can be prepaid, without premium or penalty, at any time giving not less than five days prior written notice to the bank.

The term loan charges interest at LIBOR plus a margin and is secured by a first priority mortgage over the vessels involved plus the personal guarantee of the majority shareholder, the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 125% of the amount outstanding under the term loan.

Bank loan interest expense for the year ended December 31, 2005 amounted to $351,979 and is included in Interest and Finance Costs, net in the accompanying consolidated statements of income. The actual interest rate at December 31, 2005 was 4.655%.

(d)    On August 22, 2005, Quicksilver Shipping Limited (the owner of Gas Legacy) and Jungle Investment Limited (the owner of Gas Cathar) entered into a $22,000,000 loan agreement with Calyon Bank. The total loan amount had been drawn down at August 26, 2005 since both vessels had been delivered. The loan is repayable in 8 equal consecutive semi-annual installments from February 26, 2005 through August 31, 2009 of $1,200,000 and 8 equal consecutive semi-annual installments from February 27, 2010 through August 31, 2013 of $675,000 plus a balloon payment of $7,000,000 payable together with the last installment. The loan can be prepaid, without premium or penalty, at any time giving not less than five days prior written notice to the bank.

The term loan charges interest at LIBOR plus a 0.90% and is secured by a first preferred mortgage over the vessels involved plus the corporate guarantee of Brave Maritime Co. Inc., the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 125% of the amount outstanding under the term loan.

Bank loan interest expense for the year ended December 31, 2005 amounted to $175,804 and has been calculated using an average interest rate of 4.64% and is included in Interest and Finance Costs, net in the accompanying consolidated statements of income. The actual interest rate at December 31, 2005 (LIBOR plus 0.90% margin) was 4.64%.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

11.	Long-term Debt - Continued

The aforementioned loans (c) and (d) have been fully repaid on December 8, 2005 and October 27, 2005 respectively by ‘‘Vafias Group of LPG Carriers’’ before the Company acquired the subject vessels.

12.	Interest Rate Swap Agreement

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap on the ‘‘Fortis Loan’’. The initial amount of the swap will be $22,549,000 amortizing to $4,764,250 over its six-year life commencing May 30, 2007, If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR, As of December 31, 2005, the fair value of the instrument was $67,000 (liability).

13.	Common Stock

On August 26, 2005, the Company effected a 60,000-for-one stock split. All share and per share data give retroactive effect to the stock split. On October 5, 2005 the Company completed its initial public offering. It issued eight million additional shares bringing the total number of shares outstanding to fourteen million. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

14.	Additional Paid-in Capital

The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments made by the stockholders for the acquisitions of the Company's vessels.

Included in paid-in capital is the value of executive management services provided through the management agreement with Stealth Maritime S.A. to the Company, as well as the value of the lease expense for the office space that are provided to the Company at no extra charge by Stealth Maritime S.A. The value of the above services is estimated at $243,750 (excluding office space) for the year ended December 31, 2005 ($35,100 for the period ended December 31, 2004) and is recorded as general and administrative expenses in the accompanying consolidated statements of income and as a contribution to paid-in capital in the related accompanying statements of changes in stockholders’ equity.

On October 5, 2005 the Company completed its initial public offering. It issued eight million additional shares at a cost of $14.50 per share less issuance costs of $8,614,657. The remaining amount of $80,000 has increased the capital stock.

The $6,312,500 reduction of additional paid in capital represents the difference in the acquisition cost of the vessels of companies acquired from the Vafias Group as part of the Vafias Group of LPG Carriers for those vessels. For accounting purposes, this difference is treated as deemed dividends.

The paid in capital and retained earnings of the Vafias Group represents the repayment to the shareholder of the Vafias Group of LPG Carriers, the capital contributed by them of $54,898,497 and the losses of $16,947 of the companies whose vessels were sold to subsidiaries of StealthGas Inc.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

15.	Dividends Paid

On July 4, 2005, the Company proposed and approved a dividend to its sole shareholder of $10 million which was paid on July 13, 2005.

16.	Earnings per Common Share

Basic and diluted earnings per common share are computed as follows:

	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
Income:
Net income	531,208	14,536,051
Basic and Diluted earnings per share:
Weighted average common shares - outstanding	6,000,000	7,906,849
Basic and Diluted earnings per share:	0.09	1.84

17.	Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Voyage Expenses	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
Port expenses	83,671	504,224
Bunkers	183,107	1,020,946
Commissions charged by third parties	49,684	688,640
Commissions charged by related party	21,741	436,201
Other voyage expenses	3,000	38,144
Total	341,203	2,688,155

Vessels' Operating Expenses	Period ended December 31, 2004 (restated)	Year ended December 31, 2005
Crew wages and related costs	426,800	5,095,177
Insurance	54,445	729,552
Repairs and maintenance	34,892	753,726
Spares and consumable stores	196,403	1,878,675
Miscellaneous expenses	46,470	638,446
Total	759,010	9,095,576

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

18.	Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the ‘‘Code’’), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

In addition, upon completion of the public offering of the Company’s shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficiary owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

19.	Financial Instruments

The principal financial assets of the Company consist of accounts receivable due from charterers and related party. The principal financial liabilities of the Company consist of accounts payable due to suppliers, related party and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

20.	Commitments and Contingencies

•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

StealthGas Inc.
Notes to the consolidated financial statements
For the period ended December 31, 2004 (restated) and the year ended December 31, 2005
(Expressed in United States Dollars)

20.	Commitments and Contingencies - Continued

•	Operating Leases. In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. Rental expense for the period January 3, 2005 through December 31, 2005 was $29,035. In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. Rental expense for the period October 15 through December 31, 2005 was $8,340. Future rental commitments were payable as follows:

Total Amount
2006	69,535
2007	69,535
2008	33,750
Total	172,820

21.	Subsequent Events

•	On January 6, 2006 the Company’s Board of Directors declared a cash dividend of $0.1875 cents per common share, payable on the January 25, 2006 to stockholders of record on the January 17, 2006.

•	The Company reached an agreement in principle with DnB NOR Bank to increase its facility an additional $14,000,000 for a total of $64 million to finance the acquisition of the Gas Czar and the Gas Eternity, each expected to be delivered during February/March 2006.

•	On December 22, 2005, the Company entered into an agreement to acquire the ‘‘Gas Czar’’ for $9,830,000 which was delivered on February 14, 2006.

•	On January 23, 2006, the Company entered into an agreement to enter into an interest rate swap on the "DnB Loan". The initial amount of the swap will be $22,500,000 amortizing to $4,410,000 over its ten-year life commencing March 9, 2006. If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate will be the United States dollar six month LIBOR less 1.23%.

•	On February 14, 2006, the Company entered into separate memorandum of agreement to acquire one additional vessel named ‘‘Gas Fortune’’ for a contract price of $9,500,000 which was delivered on February 24, 2006.

Exhibit List

1	Amended and Restated Articles of Incorporation of the Company*

1	Amended and Restated Bylaws of the Company*

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A.*

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.*

4.3	Form of Equity Compensation Plan*

4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*

4.5	Loan Agreement with DnB Nor Bank ASA

4.6	Supplemental Agreement with DnB Nor Bank ASA

8	Subsidiaries of the Company

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905 ) filed with the SEC and hereby incorporated by reference to such Registration Statement.