Form 20-F
period 2006-12-31
StealthGas Inc.
filed 2007-06-05
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-51559

STEALTHGAS INC.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Erithrea 14561 Athens, Greece

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006 was:

Common Stock, par value $0.01 per share                                                                    14,400,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes         No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes         No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Exchange Act. (Check one):

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

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional political conditions;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	statements about shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	future LPG prices and production;

•	future supply and demand for LNG of which LPG is a byproduct;

•	our ability to obtain additional financing; and

•	expectations regarding vessel acquisitions.

When used in this document, the words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘may,’’ ‘‘should’’ and ‘‘expect’’ reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under ‘‘Item 3. Key Information — Risk Factors,’’ as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (‘‘SEC’’). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

ii

PART I

StealthGas Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as ‘‘StealthGas,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our.’’ This annual report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

We use the term cubic meters, or ‘‘cbm,’’ in describing the size of our liquefied petroleum gas carriers. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data and are shown in U.S. dollars, other than share and fleet data. The table should be read together with ‘‘Item 5. Operating and Financial Review and Prospects.’’ The selected consolidated financial data of StealthGas is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, and have been audited for the period ended December 31, 2004 and the years ended December 31, 2005 and December 31, 2006 by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte.

Our audited consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the period ended December 31, 2004, and the years ended December 31, 2005 and 2006 and the consolidated balance sheets as of December 31, 2005 and 2006, together with the notes thereto, are included in ‘‘Item 18. Financial Statements’’ and should be read in their entirety.

The selected consolidated balance sheet data set forth below as of December 31, 2004 have been derived from our audited consolidated financial statements, which are not in ‘‘Item 18. Financial Statements’’

	Period from October 12, 2004 through December 31, 2004	Year ended December 31,
		2005	2006
INCOME STATEMENT DATA
Revenues:
Voyage revenues	$2,048,006	$36,644,591	$73,259,369
Operating expenses:
Voyage expenses	341,203	2,688,155	6,213,804
Vessels operating expenses	759,010	9,095,576	19,474,344
Dry-docking costs	—	470,384	2,243,395
Management fees	111,540	1,473,080	3,068,609
General and administrative expenses	35,100	779,539	3,457,688
Depreciation	264,458	5,611,942	13,058,316
Total expenses	1,511,311	20,118,676	47,516,156
Income from operations	536,695	16,525,915	25,743,213
Interest and finance costs	—	(2,685,207)	(7,705,602)
Change in fair value of derivatives	—	(67,000)	(192,664)
Interest income	47	780,434	735,090
Foreign exchange loss	(5,534)	(18,091)	(87,528)
Other expenses, net	(5,487)	(1,989,864)	(7,250,704)
Net income	$531,208	$14,536,051	$18,492,509
Earnings per share, basic and diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	$0.09	$1.84	$1.31
Weighted average number of shares outstanding (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	6,000,000	7,906,849	14,161,096
Dividends declared per share, basic and diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)*	—	1.67	0.75

	As of December 31,
	2004	2005	2006
BALANCE SHEET DATA
Current assets, including cash	$1,316,069	$26,016,248	$17,891,738
Total assets	40,617,369	256,978,768	319,605,321
Current liabilities	3,234,013	20,725,441	28,628,998
Derivative liability	—	67,000	35,902
Total long-term debt, including current portion	—	97,706,000	140,948,240
Total stockholders’ equity	37,383,356	151,107,327	163,802,228
Capital stock (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	60,000	140,000	144,000
Common shares outstanding (retroactively adjusted for 60,000-to-1 split effected on August 26, 2005)	6,000,000	14,000,000	14,400,000

	Period from October 12, 2004 through December 31, 2004	Year ended December 31
		2005	2006
OTHER FINANCIAL DATA
Net cash provided by operating activities	$598,710	$24,414,729	$33,224,984
Net cash used in investing activities	(37,415,758)	(197,780,709)	(84,282,368)
Net cash provided by financing activities	36,817,048	196,576,223	38,994,012
FLEET DATA
Average number of vessels(1)	2.3	11.9	25.9
Total voyage days for fleet(2)	208	4,288	9,346
Total time charter days for fleet(3)	96	4,105	8,209
Total spot market days for fleet(4)	112	183	1,137
Total calendar days for fleet(5)	208	4,334	9,451
Fleet utilization(6)	100%	98.9%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$5,377	$7,919	$7,174
Vessel operating expenses(8)	2,712	2,099	2,061
General and administrative expenses	169	180	366
Management fees	390	340	325
Total operating expenses(9)	3,271	2,279	2,426

*	As a privately held company, we paid no dividends in 2004 and an aggregate dividend of $10.0 million in July 2005. We paid no dividends in 2005 after becoming a public company in October 2005. We paid our first quarterly dividend since becoming a public company in October 2005, of $0.1875 per share, in January 2006. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See ‘‘Item 3. Risk Factors — Risks Related to Our Common Stock — We may not be able to pay cash dividends on our Common Stock as intended’’ and ‘‘Item 8. Financial Information — Dividend Policy.’’
(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(8)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(9)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization at December 31, 2006 and an actual basis and as adjusted to reflect additional debt of $20,317,500 drawn down in February 2007 in regard to the acquisition of the Gas Flawless, additional debt of $9.0 million drawndown in May 2007 in regard to the acquisition of the Gas Renovatio and debt repayments made from January 1, 2007 to May 31, 2007. There has been no material change to our capitalization since December 31, 2006 as so adjusted.

This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein.

	Actual	As Adjusted
	As of December 31, 2006	As of December 31, 2006
In thousands of U.S. Dollars
Long-term debt obligations (including current portion)*	$140,948,240	$161,257,740
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 14,400,000 issued and outstanding	$144,000	$144,000
Additional paid-in capital	$150,607,621	$150,607,621
Retained earnings	$13,050,607	$13,050,607
Total stockholders’ equity	$163,802,228	$163,802,228
Total capitalization	$304,750,468	$325,059,968

*	All of our indebtedness is secured other than the $9.0 million of indebtedness under our bridge facility with Brave Maritime Corp.

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

The degree of charter rate volatility among different types of gas carriers has varied widely. To the extent we have vessels in the spot market, we are exposed to changes in spot rates for gas carriers and such changes can affect our earnings and the value of our gas carriers at any given time and are also exposes to fluctuations in bunker (fuel) costs for which we are responsible in respect of vessels on spot charters. As our period charters expire that they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters.

In addition, when LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates. Any of the foregoing factors could have an adverse effect on our revenues, profitability and financial position.

Charter rates for handy size LPG carriers reached high levels during 2005 but reduced overall during the course of 2006, but increased again during latter part of 2006 and that increase has continued into the early months of 2007. Future demand for LPG carriers and charter rates will depend on continued economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it.

We believe that the future demand for LPG carriers and the charter rate levels for LPG carriers will depend upon continued economic growth in the world’s economy, particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and that economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on world economic growth and thus on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of new building deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

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

Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects

Some LPG products we carry are used in cyclical businesses such as the manufacturing of plastics and in the chemical industry and, accordingly, a slackening of demand in those industries could adversely affect the LPG carrier industry. Moreover, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. Such growth may not be sustained and these countries’ economies may experience a slowdown or recession in the future. Moreover, any slowdown in the economies of the United States or the European Union may adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by an economic downturn in any of these countries or regions.

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

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or LNG

As of the current period, there has been a strong supply for and an increase in the construction of plants and projects involving LNG, of which LPG is a byproduct. However it should be noted that several of these projects have experienced delays for various reasons in their completion and thus the expected increase in the supply of LPG from these projects maybe delayed by up to two years on average in our estimation. If the supply of LNG decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels. A significant reduction in the supply of LPG would ultimately have a material adverse impact on our revenues, operations and future growth.

Because the market value of our vessels are currently at high levels and may fluctuate significantly, we may incur losses when we sell our vessels, which may adversely affect our earnings and possibly lead to defaults under our loan agreements

The market value of our vessels, which are currently at high levels, may fluctuate depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for new buildings;

•	governmental and other regulations;

•	supply and demand for LPG products;

•	prevailing level of LPG charter rates; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be less than the vessel’s carrying value on our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 applies to any discharges of oil from a vessel, including discharges of fuel and lubricants from an LPG carrier. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Although our gas carriers will not be carrying oil in bulk as cargo, we may still be subject to oil spill liability under the provisions of OPA 90 (for discharges of fuel oil or bunkers). Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. In addition, gas carriers are considered ‘‘tank vessels’’ for purposes of OPA financial responsibility requirements. See ‘‘Item 4. Information on the Company — Environmental and Other Regulation.’’

The International Maritime Organization (the ‘‘IMO’’), which is an agency of the United Nations, has adopted final regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. In complying with OPA 90 and the IMO regulations and other regulations that may be adopted, including regulations governing the safety, construction, equipment, operation and liability of gas carriers, ship owners and operators may be required to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency plans for potential spills, and in obtaining insurance coverage.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (‘‘ISM Code’’). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. For this reason, we believe it is highly unlikely that such certifications could be discontinued. However, there is the possibility that such certifications will not be maintained.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels should not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

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

Our vessels are subject to periodic inspections by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, RINA SpA,Bureau Veritas and C.C.S. the Chinese Classification Society.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

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

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any

‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by the Vafias Group.

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

Our vessels may suffer damage and we may face unexpected dry docking and repair costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of dry docking and repairs are unpredictable and can be substantial. We may have to pay dry docking and repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

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

Risks Related To Our Business

Dependence on our relationship with the Vafias Group and Stealth Maritime

We currently do not have any salaried employees, although we intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our CEO and CFO. Currently Stealth Maritime serves as the technical manager for eight of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to third party managers. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:

•	our recognition and acceptance in the LPG carrier sector, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you will have no recourse against Stealth Maritime. In addition, we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager.

We depend on third party managers to manage part of our fleet

Stealth Maritime subcontracts the technical management of our fleet for those vessels either on time charter or spot employment that are not managed by Stealth Maritime, currently thirteen in number, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

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

As our current charters expire, new charters at attractive rates may not be available which would have an adverse impact on our revenues and financial condition

Charter rates for LPG carriers are currently towards the higher end in terms of the levels seen in recent years. In the remainder of 2007 and in 2008, we expect to derive the greater part of our revenues from period charters, including time and bareboat charters. When these current charters expire, it may not be possible to re-charter these vessels at similar rates and as a result, we may have to accept lesser rates or experience off-hire time for our vessels, which may adversely impact our revenues and financial condition.

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

As our fleet continues to grow in size, we will need to improve our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected

We have continued to rapidly expand our fleet in the past twelve months, and as a consequence of this Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring several well qualified personnel to manage the vessels now managed by Stealth Maritime. Further discussion in regard to the adequacy of these measures taken and the financial and operating systems provided by Stealth Maritime are in ‘‘Item 15. Controls and Procedures’’ of this Annual Report. In addition, as we expand our fleet, we will have to rely on our technical managers to recruit suitable additional seafarers and shore side administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees as we expand our fleet. Our LPG carriers require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation may be adversely affected.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

In our limited operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2006, approximately 72% of our revenue were derived from our five largest charter customers. We anticipate continuing to serve these customers as well as additional customers which will represent significant amounts of our revenue after our acquisition of additional vessels which we have yet to identify. If we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

Growing our business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

We may be unable to attract and retain key management personnel and other employees in the LPG carrier industry, which may negatively affect the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our management team, including our CEO, Harry Vafias, and our Chief Financial Officer, Andrew Simmons. In addition, Harry Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our CEO or Chief Financial Officer, who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with

Stealth Maritime, our relationship with each of our CEO and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

Our CEO has limited experience running a public company

While our CEO, Harry Vafias, age 29, has been actively involved in the management and operation of vessels for several years as an employee of the Vafias Group, he has had limited experience since our IPO in October 2005 as a CEO of a public company. Mr. Vafias will have to rely on the experience of the Vafias Group for the management of our vessels, as well as the advice and oversight of the Board of Directors, in his role as our CEO.

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

Our loan agreement with Fortis Bank-Athens Branch requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•	maintain minimum cash balance equivalent to six months interest in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the prinicpal amount of the loan of at least 1.3 to 1; and

•	ensure that our ratio of EBITDA to interest expense over the preceding six months is at all times more than 2.5 times.

Our loan agreement with Fortis Bank-Athens Branch also requires that members of the Vafias family at all times own at least 30% of our outstanding capital stock and includes restrictions on the payment of dividends.

Each of our loan agreements with DnB NOR Bank ASA requires us to maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan of at least 1.25 to 1. Under the DnB NOR Bank loan agreements, we are also required to ensure that our leverage, which is defined as total debt net of cash to our total market value adjusted assets does not at any time exceed 80% and that the ratio of our consolidated EBITDA to our consolidated gross interest expense be equal to or greater than 2.5:1. Each of our loan agreements with DnB Nor Bank ASA also requires that members of the Vafias family at all times own at least 30% of our outstanding capital stock and includes restrictions on the payment of dividends.

As of December 31, 2006, we were in compliance with these covenants.

As a result of the restrictions in our loan agreements, or similar restrictions in our future financing arrangements with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest.

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

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in United States dollars and a portion, depending on the trade routes, of our vessels’ expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value can increase, decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

In the highly competitive international LPG carrier market, we may not be able to compete for charters with new entrants or established companies with greater resources

We deploy our vessels in a highly competitive market that is capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer more competitive prices and fleets.

We principally operate in one segment of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us

Unlike many other shipping companies, which may carry dry bulk, crude oil and oil products, we currently depend primarily on the transport of LPG. Substantially all of our revenue is derived from a single source – the seaborne transport of LPG – and our lack of a diversified business model could adversely affect us if the LPG seaborne transport business fails to perform to our expectations.

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

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of May 31, 2007 the average age of the 31 LPG carriers in our fleet was approximately 11.1 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the sales prices may not equal and could be less than their carrying values at that time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, insurance and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships there remains the possibility that a liability may not be adequately covered. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our existing major stockholder effectively controls the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours

Our current major stockholder, a company controlled by our CEO, owns approximately 41.7% of our outstanding common stock and effectively controls the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our CEO, who currently, beneficially owns approximately 41.7% of our shares of common stock has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own our vessels that we acquired through stock acquisitions in 2005 prior to our IPO may not have qualified for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels made voyages in 2005 that began or ended in the United States. We can confirm that no such vessels made such a voyage. Following a review of the voyages undertaken by our vessels during the year ended December 31, 2006 we can confirm that no vessels owned by us made such voyages that would result in the payment of United States federal tax.

If our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, they would be subject for those years to the 4% United States federal income tax on their gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

United States tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income’’ and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our historic operations and our proposed method of operation we do not believe that we were a PFIC for 2006 and do not expect to qualify as a PFIC with respect to any subsequent taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets. We intend to treat the income that we derive from bareboat charters as ‘‘passive income,’’ and the assets giving rise to such income as ‘‘passive assets’’ for the purposes of the PFIC rules.

There is, however, no direct legal authority under the PFIC rules addressing our current and proposed method of operation. Given that the United States Internal Revenue Service, or IRS, or a court of law may not accept our position, there is therefore a risk that the IRS or a court of law could determine that we have been, are or will become a PFIC. Moreover, we may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our expectation that we will not be treated as a PFIC is based in part upon our beliefs and expectations regarding the value of the vessels that we lease on a bareboat basis relative to the value of our other assets. Should our beliefs or expectations turn out to be incorrect, then we could, in certain circumstances, be treated as a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under ‘‘Item 10. Additional Information — Tax Consequences — United States Federal Income Taxation of United States Holders’’), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See ‘‘Item 10. Additional

Information — Tax Consequences — United States Federal Income Tax Consequences — United States Federal Income Taxation of United States Holders’’ for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

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

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors

We are a Marshall Islands company, and our executive offices are located outside of the United States in Athens, Greece. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States, federal or state securities laws.

Risks Related To Our Common Stock

We may not be able to pay cash dividends on our common stock as intended

We intend to declare and pay dividends to stockholders quarterly in amounts our Board of Directors determines are appropriate. However, we could incur expenses, obligations or liabilities that would reduce or eliminate the cash we have available for distribution as dividends. Our loan agreements, including the loan agreements with Fortis Bank and DnB NOR Bank, or other financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any year in amounts exceeding 50% of net income for that year. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See ‘‘Item 5. Operating and Financial Review and Prospects — Loan Agreements.’’ Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we have declared and paid in the past.

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

Item 4.    Information on the Company

History and Development of the Company

We were incorporated in December 2004 in the Republic of the Marshall Islands. In October 2005, we completed an initial public offering of our shares of common stock in the United States and our shares of common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Market. Our principal executive offices are located at 331 Kifisias Avenue, Erithrea 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011)(30) (210) 625-0001. Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we grew our fleet to 28 LPG carriers by December 31, 2006 and to our current fleet of 31 LPG carriers, acquiring one LPG carrier in February 2007 and two in May 2007. In February and March 2007, we agreed to acquire five additional LPG carriers, with two secondhand vessels and one newbuilding vessel scheduled for delivery in July 2007, and one newbuilding and one secondhand vessel scheduled for delivery in October 2007. In May 2007, we agreed to acquire two additional secondhand LPG carriers, one for delivery in June 2007 and one in July 2007, which will bring our fleet to a total of 38 LPG carriers.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries as of May 15, 2007, all of which are wholly owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of May 31, 2007, our fleet consisted of 31 vessels whose average age was 11.1 years. In addition, as of May 31, 2007, we had contracted to acquire two newbuilding vessels and five secondhand vessels scheduled for delivery throughout 2007 as detailed below.

The table below describes our fleet and its deployment as of May 31, 2007.

	Year Built	Vessel Size (cbm)	Type of LPG Carrier	Delivery Date	Employment Status	Expiration of Charter
Gas Cathar	2001	7,517	fully- pressurized	October 2005	time charter	August 2007
Gas Marathon	1995	6,572	fully- pressurized	November 2005	bareboat	October 2007
Gas Chios	1991	6,562	fully- pressurized	October 2005	time charter	March 2008
Gas Amazon	1992	6,526	fully- pressurized	May 2005	time charter	Nov 2007
Gas Flawless	2007	6,300	fully- pressurized	Feb-07	time charter	Feb-09
Gas Monarch	1997	5,018	fully- pressurized	December 2005	time charter	June 2007
Gas Nemesis(1)	1995	5,016	fully- pressurized	June 2006	time charter	June 2007
Lyne(2)	1996	5,014	fully- pressurized	May 2006	bareboat	May 2009
Gas Emperor	1995	5,013	fully- pressurized	February 2005	time charter	June 2007
Birgit Kosan	1995	5,012	fully- pressurized	April 2005	bareboat	October 2007
Catterick	1995	5,001	fully- pressurized	November 2005	time charter	January 2008
Sir Ivor(3)	2003	5,000	fully- pressurized	May 2006	bareboat	May 2009
Gas Sincerity(4)	2000	4,123	fully- pressurized	November 2005	time charter	July 2007
Gas Spirit(5)	2001	4,112	fully- pressurized	December 2005	time charter	June 2007
Gas Zael	2001	4,111	fully- pressurized	December 2005	time charter	March 2008
Gas Courchevel	1991	4,109	semi- refrigerated	November 2004	time charter	May 2007
Gas Prophet(6)	1996	3,556	fully- pressurized	October 2004	bareboat	September 2009
Gas Shanghai(7)	1999	3,526	fully- pressurized	December 2004	time charter	September 2007
Sea Bird II	1996	3,518	fully pressurized	May 2007	bare boat charter	May 2010
Gas Czar	1995	3,510	fully- pressurized	February 2006	time charter	November 2007
Gas Legacy	1998	3,500	fully- pressurized	October 2005	time charter	April 2008

	Year Built	Vessel Size (cbm)	Type of LPG Carrier	Delivery Date	Employment Status	Expiration of Charter
Gas Fortune	1995	3,500	fully- pressurized	February 2006	time charter	December 2007
Gas Eternity(8)	1998	3,500	fully- pressurized	March 2006	bareboat	April 2010
Gas Arctic	1992	3,434	semi-refrigerated	April 2005	bareboat	April 2009
Gas Ice	1991	3,434	semi- refrigerated	April 2005	bareboat	April 2008
Gas Renovatio	1997	3,313	fully pressurized	May 2007	time charter	January 2008
Batangas	1995	3,244	fully-pressurized	June 2006	bareboat	July 2008
Gas Crystal	1990	3,211	semi- refrigerated	November 2005	spot	—
Gas Oracle	1990	3,014	fully- pressurized	December 2005	time charter	December 2007
Gas Prodigy	1995	3,014	fully- pressurized	October 2005	time charter	December 2007
Gas Tiny	1991	1,320	semi- refrigerated	October 2004	time charter	January 2009
TOTAL		133,600
Additional Vessels (with expected delivery dates):
Gas Haralambos	2007	7,000	fully pressurized	October 2007	spot	—
Gas Kalogeros	2007	5,000	fully pressurized	July 2007	time charter	May 2008
Gas Icon	1994	5,000	fully pressurized	July 2007	time charter	July 2008
Gas Evoluzione	1996	3,517	fully pressurized	July 2007	spot	—
Gas Sikousis	2006	3,500	fully pressurized	July 2007	time charter	July 2007
Gas Sophie	1995	3,500	fully pressurized	October 2007	spot	—
Chiltern	1997	3,312	fully pressurized	June 2007	Bare boat charterb	May 2008

(1)	Gas Nemesis is currently employed under a time charter until June 2007. Thereafter she will be re-employed on a further twelve months time charter.
(2)	Lyne is employed under a bare boat charter until May 2009. Thereafter, at the charterer’s option, the bare boat charter can be extended for a further year.
(3)	Sir Ivor is employed under a bare boat charter until May 2009. Thereafter, at the charter’s option, the bare boat charter can be extended for a further one year.
(4)	Gas Sincerity is currently employed under a time charter until July 2007. Thereafter she will be re-employed for a further twelve months time charter.
(5)	Gas Spirit is currently employed under a time charter until June 2007. Thereafter she will be re-employed for a further twelve months time charter.
(6)	Gas Prophet has for the three year duration of bare boat charter been renamed the M.T. Ming Long.
(7)	Gas Shanghai is currently employed under a time charter until June 2007. Thereafter she will be re-employed on a further twelve months time charter.
(8)	Gas Eternity has for the duration of bare boat charter been renamed the M.T. Yu Tian 9.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime which expires in December 2009 under which Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, which was amended effective January 1, 2007, as approved by our board of directors, including all of our independent directors, in November 2006, we pay Stealth Maritime a management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the Management Agreement, the management fee will no longer be adjusted quarterly as it was previously based on the United States dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter. Rather, the management fees will be on a fixed basis of $440 and $125 per vessel, as described above, irrespective of the United States dollar/Euro exchange rate.

We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies. In addition, we reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,240,008 (US$1,593,799 based on the average exchange rate of €1.00:US$1.2853 in effect throughout 2006).

Stealth Maritime currently technically manages eight vessels in our current fleet, the Gas Amazon, the Gas Oracle, the Gas Courcheval, the Gas Fortune, the Gas Crystal, the Gas Cathar, the Gas Flawless and the Gas Renovatio; of the remaining 23 vessels in our current fleet, ten are on bareboat charter and are therefore managed technically by the charterer, while the remaining 13 are managed by either V.Ships (1vessel), a ship management company based in Cyprus; Tesma (5 vessels), a ship management company based in Singapore; or Swan Shipping Corporation (Manila), or Swan Shipping (7 vessels), a ship management company based in the Philippines. These three technical managers, which Stealth Maritime supervises, are responsible for the day-to-day activities of those vessels, including the operation, crewing, maintenance and repair of those vessels; these technical managers also must ensure that our vessels’ operations comply with environmental and other regulatory requirements. V.Ships is an international ship management company with offices in 26 countries. It services a fleet of over 600 vessels of all major vessel types. We believe that since 2001, V.Ships has been the largest provider in terms of the number of ships it manages, providing independent ship management and related marine services to the shipping industry in the world. Tesma (Singapore) is one of the technical competence centers of Tesma Holding, a Danish alliance network of professional ship management companies currently providing full technical service to over 70 vessels and providing crews to over 150 vessels. Swan Shipping, originally a joint venture company between Southwest Maritime Corporation of Manila and Navix Marine (S) Pte. Ltd. of Singapore, has been involved in ship management operations in the Philippines since 1995 and has provided full technical management services to 17 LPG carriers. The technical management agreements with V.Ships (Cyprus), Tesma (Singapore) and Swan Shipping may be terminated by either party at any time upon three months’ notice.

Crewing and Employees

We have no salaried employees, although we reimburse our fleet manager, Stealth Maritime, for the salaries of our CEO and CFO. Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

V.Ships (Cyprus), Tesma (Singapore), Swan Shipping and Stealth Maritime, for the vessels it technically manages, are responsible for the crewing of the fleet. These responsibilities include training, compensation, transportation and insurance of the crew.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our fleet on period charters, including time and bareboat charters which can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Period charters and short-term time charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Our largest customer is Petredec Ltd., and our other customers include Shell, Vitol, Statoil, Dow Chemical Company and Finaval SpA. For the year ended December 31, 2006, approximately 72% of our revenue was derived from our top five charterers as follows:

Customer	Year Ended December 31, 2006
Petredec	27%
Shell	23%
Vitol	10%
Statoil	6%
Finaval	6%

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

Environmental Regulation — International Maritime Organization (‘‘IMO’’)

Our vessels are subject to standards imposed by the International Maritime Organization, or ‘‘IMO’’ (the United Nations agency for maritime safety and the prevention of pollution by ships). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

In addition, we are subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO certification requirements are deemed to satisfy the requirements of Annex II of the International Convention for the Prevention of Pollution from Ships (‘‘MARPOL’’) applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The IMO revised the Annex II regulations that restrict discharges of ‘‘noxious liquid substances’’ during cleaning or deballasting operations, and these revisions took effect in January 2007. According to the IMO these revisions will not impose further restriction on the types of substances gas carriers may carry under their gas carrier code certificates of fitness, nor will they require changes in the manner in which product tanks must be cleaned. In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. We have obtained International Oil Pollution Prevention Certificates for all of our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, which were adopted in July 1998 (‘‘ISM Code’’). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations — The United States Oil Pollution Act of 1990 (‘‘OPA’’).

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants from an LPG carrier. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although our gas carriers will not be carrying oil in bulk as cargo, we may still be subject to liability under the provisions of OPA 90 ( in the case of a discharge of fuel oil or bunkers and gas carriers are considered ‘‘tank vessels’’ for purposes of OPA financial responsibility requirements discussed below.

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

The limits of liability of responsible parties under OPA were increased from the greater of $1,200 per gross ton or $10.0 million per incident to the greater of $1,900 per gross ton or $16.0 million per incident for double-hulled tank vessels greater than 3,000 gross tons. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility for tank vessels in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. We expect the United States Coast Guard to increase the amount of financial responsibility to reflect the 2006 increases in liability under OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Classification and Inspection

All our vessels are certified as being ‘‘in class’’ by Lloyds Register of Shipping, Bureau Veritas, NKK, the American Bureau of Shipping, RINA SpA and C.C.S. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Every vessel’s hull and machinery is ‘‘classed’’ by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year, an annual survey, every two to three years, an intermediate survey, and every four to five years, a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

The world wide LPG sector is comparatively smaller than other shipping sectors, consisting of approximately 1,036 ships as of December 2006. Overall throughout the LPG sector approximately 198 new buildings are on order and expected to be delivered from 2007 to the end of 2010. However, in the specific sector in which we focus of Handy size vessels (3,000 cbm to 8,000 cbm), 50 vessels are on order for scheduled delivery over the next three years, while approximately 21% of the fleet in this sector is 20 years or older. As of May 31, 2007 our fleet had an average age of 11.1 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also we now have the largest single-owned fleet in our sector (3,000 cbm to 8,000 cbm) which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

Employees

We have no salaried employees. As of December 31, 2006, 244 officers and 276 crew members served on board the vessels in our fleet.

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2006.

Properties

We have no freehold interest in any real property. We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option thereafter. The total rent per year is €24,000. We believe this is no more than would be incurred on an arm’s length basis with an unaffiliated landlord.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under ‘‘Item 3. Key Information — Risk Factors’’ and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users. We carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. As of December 31, 2006, our fleet consisted of 28 vessels and, with the acquisition of the Gas Flawless in February 2007 and the Sea Bird II and the Gas Renovatio in May 2007, currently consists of 31 vessels, with seven additional vessels scheduled for delivery to us by the end of October 2007.

For the year ended December 31, 2005 we owned an average of 11.9 vessels, generating revenues of $36.6 million. For the year ended December 31, 2006 we owned an average of 25.9 vessels generating revenues of $73.3 million.

We, through Stealth Maritime, manage the employment of our fleet. We intend to continue to deploy our fleet under period charters including time and bareboat charters, which can last up to several years, and spot market or voyage charters, which generally last from one to six months, as market conditions warrant. Period charters and short term time charters are for a fixed period of time.

•	Charters and revenues. Under a time charter, the charterer pays a fixed rate per day over the term of the charter; a time charter, including a short term time charter, may provide for rate adjustments and profit sharing. Under a bareboat charter, the charterer pays us a fixed rate for its use of our ship for the term of the charter. Under a voyage charter, we agree to transport a specified cargo from a loading port to a discharging port for a fixed amount.

•	Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter.

We continued the expansion size of our fleet which commenced in 2005 from 21 vessels as of December 31, 2005 to 28 vessels as of December 31, 2006, and while charter rates were at historically high levels during the first and fourth quarters of the year ended December 31, 2006 the second and third quarters of the year were somewhat lower. Our performance in 2006 was primarily driven by the continued expansion of our fleet offset in part by the reduced charter rates available in the second and third quarters, as well as a significant number of dry dockings during the latter part of the year. Our operating expenses per vessel were steady in 2006 compared to 2005, despite cost pressures in the maritime sector overall, particularly in regard to crewing expenses. At the end of 2006 and currently, eight of the vessels in our fleet were under bare boat charter, where the responsibility for all the vessel’s operating expenses are the responsibility of the charterers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity.

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

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2006.

Basis of Presentation and General Information

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier charter market.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) are paid by the charterer. For the year ended December 31, 2006 bunkers (fuel oil) accounted for 42% of total voyage expenses and for the year ended December 31, 2005 38%. In the remainder of 2007, port and canal charges and bunker expenses will represent a relatively small portion of our vessels’ overall expenses because the majority of our vessels will be employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses. As of May 31, 2007, of the 31 vessels in our current fleet only one was not on period charter.

Time Charter Equivalent

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of LPG carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our LPG carriers. Our average daily TCE rate was $7,174 for the year ended December 31, 2006 and was $7,919 during the period ended December 31, 2005. The reasons for these changes are discussed below under ‘‘Results of operations – Year ended December 31, 2006 compared to year ended December 31, 2005.’’

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses on an overall basis increased during the year ended December 31, 2006 and will continue to increase as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Management Fees

During 2006 we paid Stealth Maritime, our fleet manager, an average management fee of $385 per day for each vessel in our fleet under spot or time charter and an average fee of $123 per day for each of the vessels operating on bareboat charter after the quarterly adjustment based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the prior calendar quarter. These rates have since been amended, effective January 1, 2007, to a fixed rate of $440 per day for vessels under spot or time charter, and a fixed rate of $125 per day for vessels under bare boat charter. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Stealth Maritime pays the technical managers that are responsible for the day-to-day operations of all of our vessels that are not on bareboat charter or that are technically managed by Stealth Maritime. In addition, we reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,240,008 (US$1,593,799 based on the average exchange rate of €1.00: US$1.2853 in effect throughout 2006).

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal, accounting and professional expenses and other general vessel expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime.

Depreciation

We depreciate our LPG carriers on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred.

Interest Expense

We have entered into loan agreements to fund a portion of the purchase price for the vessels in our fleet, which are described in the ‘‘— Loan Agreements’’ section below and we anticipate entering into additional credit facilities in the future to fund a portion of the purchase price for the Gas Haralambos and other vessels we may acquire in the future, as well as to refinance amounts borrowed under our short-term bridge facility with Brave Maritime Corp. We will incur additional interest expense in the remainder of 2007 on outstanding borrowings under these credit facilities and under any new credit facilities we may obtain to finance the purchase price of additional vessels as described in the ‘‘— Capital Expenditures’’ section below.

Results of operations

Year ended December 31, 2006 and the year ended December 31, 2005

The average number of vessels in our fleet was 25.9 in the year ended December 31, 2006 compared to 11.9 in the year ended December 31, 2005.

VOYAGE REVENUES – Voyage revenues for the year ended December 31, 2006 were $73.3 million compared to $36.6 million for the year ended December 31, 2005 an increase of $36.7 million, or 100.3%. The average daily TCE rate for the year ended December 31, 2006 was $7,174, a decrease of $745, or 9.4%, compared, to a daily TCE rate of $7,919 for the year ended December 31, 2005. Total voyage days for our fleet were 9,346 in the year ended December 31, 2006 compared to 4,288 for the year ended December 31, 2005. Of the total voyage days in 2006, 8,209, or 87.8%, were either time charter or bareboat charter and 1,137, or 12.2%, were spot voyage days. This compares to 4,105, or 95.7%, time or bare boat charter days and 183, or 4.3%, spot charter days in 2005. Our fleet utilization was 98.9% for both the year ended December 31, 2006 and the year ended December 31, 2005.

The growth in revenue reflects principally the growth in the average number of vessels in our fleet from 11.9 vessels in the year ended December 31, 2005 to 25.9 vessels for the year ended December 31, 2006. During the year ended December 31, 2006, our fleet operated under time and bareboat charters for a total of 8,209 days and under spot charters for a total of 1,137 days for a total of 9,346 voyage days and a fleet utilization of 98.9%. During the year ended December 31, 2006, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, were employed on bare boat charters for the whole year while the Gas Prophet, the Sir Ivor, the Lyne and the Batangas were employed on bareboat charters for part of 2006, which generally are for lower monthly amounts but in connection with which we are not responsible for voyage or operating expenses. In general, prevailing charter rates in the LPG sector during most of 2006, which affected the vessels in our fleet employed in the spot market or rechartered on period charters in 2006, were lower than during 2005. Semi-refrigerated vessels, of which we have five in our total fleet, which can cool cargoes down to a lower temperature than fully pressurized vessels, which make up the majority of our fleet, tend to operate in European waters and due to their sophistication and flexibility earn higher rates than the fully pressurized ships.

VOYAGE EXPENSES – Voyage expenses were $6.2 million for the year ended December 31, 2006 and were $2.7 million for the year ended December 31, 2005 an increase of $3.5 million, or 130%. These consisted largely of bunker charges in the amount of $2.6 million for 2006 compared to bunker charges in the amount of $1.0 million for the year ended December 31, 2005 an increase of 160%. Voyage expenses also included port expenses of $1.3 million for the year ended December 31, 2006 compared to $0.5 million for the year ended December 31, 2005 an increase of 160% and commissions to third parties which were $1.3 million for the year ended December 31, 2006 compared to $ 0.7 million for the year ended December 31, 2005 an increase of 85.7%. The increases in voyage expenses for the year ended December 31, 2006 compared to December 31, 2005 reflect the overall increase in the average number of vessels in our fleet in 2006, but also in particular the increased number of spot voyage days, in respect of which we are responsible for all voyage expenses, including bunkers (fuel) for which we are not responsible under period charters, which totaled 1,137 days, or 12.2% of all voyage days, for the year ended December 31, 2006 compared to just 183 days, or 4.3% of all voyage days, for the year ended December 31, 2005.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $19.5 million for the year ended December 31, 2006 and were $9.0 million for the year ended December 31, 2005 an increase of 117%, due primarily to an increase in crew wages and related expenses incurred as a result of the increase in the average number of vessels in our fleet compared to the year ended December 31, 2005. For the year ended December 31, 2006 crew wages totaled $10.6 million compared to $5.0 million in the year ended December 31, 2005. Other significant increases in this category were spares and consumable stores which increased from $1.9 million in the year ended December 31, 2005 to $3.6 million in the year ended December 31, 2006, while repairs and maintenance costs were $2.1 million in the year ended December 31, 2006 compared to $0.7 million for the year ended December 31, 2005.

DRY DOCKING COSTS – Dry docking costs were $2.2 million for the year ended December 31, 2006 and were $0.5 million for the year ended December 31, 2005. Dry docking costs increased due to the number of vessels that were required to undertake their periodic dry docking survey, six in the year ended December 31, 2006 as compared to just one vessel in the year ended December 31, 2005.

MANAGEMENT FEES – Management fees were $3.0 million for the year ended December 31, 2006 and were $1.5 million for the year ended December 31, 2005 an increase of $1.5 million, or 100%, reflecting the increase in the average number of vessels in our fleet. During 2006 and 2005, we paid Stealth Maritime, our fleet manager, an average fee of $385 and $390 per vessel per day except when the vessels were on bareboat charters, in which case the fee was $123 and $125 per vessel per day. These rates have been amended effective January 1, 2007 to a fixed rate of $440 per day for vessels on time charter or spot charter, and $125 per day for vessels under bare boat charter. For the year ended December 31, 2006 out of total calendar days of 9,451, 7,244, or 76.7%, related to vessels under time or spot charter while out of total calendar days of 4,334 in 2005, 3,256, or 75.1%, related to vessels under time or spot charter. Accordingly, while the percentage of time and spot charter days, for each of which the higher $390 per vessel per day management fee was paid, compared to the percentage of bare boat charter days, for which the lower $125 per vessel per day management fee was paid, increased only slightly in 2006 from 2005, the total number of days on which vessels in our fleet were employed on time and spot charter increased 122.5% from 2005 to 2006 due to the overall increase in the average size of our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $3.5 million for the year ended December 31, 2006 and were $0.8 million for the year ended December 31, 2005 an increase of $2.7 million, or 337%, due to the increased number of vessels in our fleet and the greater time during 2006 for which we paid expenses related to being a public company, including increased salaries to our officers, compared to 2005 when we were a public company for less than three months.

DEPRECIATION – Depreciation expenses for the 25.9 average number of vessels in our fleet for the year ended December 31, 2006 were $13.0 million compared to $5.6 million for the 11.9 average number of vessels in our fleet for the year ended December 31, 2005, an increase of $7.4 million, or 132%.

INTEREST AND FINANCE COSTS, NET – Net interest and finance costs were $7.7 million for the year ended December 31, 2006 and were $2.7 million for the year ended December 31, 2005, an increase of $5.0 million, or 185%, resulting primarily from indebtedness incurred to fund vessel acquisitions.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the year ended December 31, 2006, we incurred a non-cash loss on derivatives of $0.2 million based on the estimated fair value of the three interest rate swaps until December 7, 2006 when the $25.0 million five-year non amortizing interest rate swap with DnB NOR bank entered into of May 22, 2006 with an effective date of September 11, 2006 became qualified for hedge accounting. The remaining two interest rate swaps, the first entered into with Fortis Bank on March 31, 2005 with an effective date of May 30, 2007 until May 30, 2013 in an amount of $22.5 million, which amortizes on a quarterly basis over six years in an amount of $0.94 million, and the second entered into on January 23, 2006 with an effective date of March 9, 2006 until March 9, 2016, which amortizes semi annually in an amount of $1.0 million, do not quality for hedge accounting due to their structure since each contains caps and collars in regard to the rate that is hedged. In the year ended December 31, 2005 we incurred a non – cash loss on derivatives of $0.07 million in connection with the above detailed interest rate swap entered into with Fortis Bank in connection with the Fortis Bank loan agreement. From December 7, 2006, the $25.0 million DnB Bank interest rate swap was and in the future will be accounted for in other comprehensive income as from that date the required documentation was put in place to allow this swap to qualify for hedge accounting treatment. The other two swaps with Fortis and DnB NOR bank do not qualify for hedge accounting treatment due to their structure and will therefore continue to be valued at the end of each financial quarter on a marked to market basis in our statement of income.

INTEREST INCOME – Net interest income was $0.7 million for the year ended December 31, 2006, compared to $0.8 million for the year ended December 31, 2005 a decrease of $0.1 million, or 12.5%, reflecting a decrease in cash on deposit in interest bearing accounts offset in part by higher interest rates.

FOREIGN EXCHANGE LOSS – For the year ended December 31, 2006 we incurred a foreign exchange loss of $0.09 million. For the year ended December 31, 2005 we incurred a foreign exchange loss of $0.02 million. This increased loss of $0.07 million resulted from our increased expenses denominated primarily in the Euro against which the U.S. dollar was weaker than in 2005.

NET INCOME – As a result of the above factors, net income was $18.5 million for the year ended December 31, 2006, representing an increase of $ 4.0 million from net income of $14.5 million for the year ended December 31, 2005 an increase of 27.6%.

Year ended December 31, 2005 and the period from October 12, 2004 (inception) through December 31, 2004

The average number of vessels in our fleet was 11.9 in the year ended December 31, 2005 compared to 2.3 in the period from October 12, 2004 (inception) through December 31, 2004, or the 2004 period.

VOYAGE REVENUES – Voyage revenues for the year ended December 31, 2005 were $36.6 million and were $2.0 million in the 2004 period. The average daily TCE rate for the year ended December 31, 2005 was $7,919 and was $5,377 in the 2004 period.

The growth in revenue reflects principally the growth in the average number of vessels in our fleet from 2.3 vessels in the 2004 period to 11.9 vessels for the year ended December 31, 2005. During the year ended December 31, 2005, our fleet operated under time charters for a total of 4,105 days and under spot charters for a total of 183 days for a total of 4,288 voyage days and a fleet utilization of 98.9%. During the year ended December 31, 2005, the Gas Arctic, the Gas Ice, the Birgit Kosan

and the Gas Marathon were employed on bareboat charters, which generally are for lower monthly amounts but in connection with which we are not responsible for voyage or operating expenses.

VOYAGE EXPENSES – Voyage expenses were $2.7 million for the year ended December 31, 2005 and were $ 0.3 million in the 2004 period. Voyage expenses for the year ended December 31, 2005 consisted largely of bunker charges in the amount of $1.0 million, compared to bunker charges in the amount of $0.2 million in the 2004 period. The increase in voyage expenses reflects the increase in the average number of vessels in our fleet compared to the 2004 period.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $9.1 million for the year ended December 31, 2005 and were $0.8 million in the 2004 period, reflecting an increase in crew wages and related expenses incurred as a result of the increase in the average number of vessels in our fleet compared to the 2004 period.

DRY DOCKING COSTS – Dry docking costs were $0.5 million for the year ended December 31, 2005, reflecting costs for the one vessel that was dry docked in 2005.

MANAGEMENT FEES – Management fees were $1.5 million for the year ended December 31, 2005 and were $0.1 million in the 2004 period, reflecting the increase in the average number of vessels in our fleet compared to the 2004 period. We paid Stealth Maritime, our fleet manager, a fee of $390 per vessel per day except when the vessels are on bareboat charters, in which case the fee is $125 per vessel per day.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $ 0.8 million for the year ended December 31, 2005, including the $0.2 million value of non-cash executive services and lease expense of $0.03 million and were $0.03 million in the 2004 period. This increase is due to the fact that there was only one month of executive services provided in the 2004 period and the office space was provided to us without charge by Stealth Maritime during the same period.

DEPRECIATION – Depreciation expenses for the 21 vessels in our fleet for the year ended December 31, 2005 were $5.6 million and were $0.3 million for the four vessels in our fleet in the 2004 period, reflecting the increase in the average number of vessels in our fleet since the 2004 period.

INTEREST AND FINANCE COSTS, NET – Net interest and finance costs were $2.7 million for the year ended December 31, 2005, resulting primarily from indebtedness incurred to fund vessel acquisitions. We had no indebtedness outstanding in the 2004 period.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the year ended December 31, 2005, we incurred a non-cash loss on derivative of $ 0.07 million based on the estimated fair value of the interest rate swap, which we agreed to enter into with Fortis Bank on March 31, 2005 in connection with the Fortis Bank loan agreement. The aforementioned interest rate swap was our only derivative instrument during the year ended December 31, 2005. We had no derivative instruments in the 2004 period.

INTEREST INCOME – Net interest income was $ 0.8 million for the year ended December 31, 2005, and was $47 (forty seven dollars) in the 2004 period, reflecting more cash on hand held in interest bearing accounts.

FOREIGN EXCHANGE LOSS – For the year ended December 31, 2005, we incurred a foreign exchange loss of $0.02 million. We incurred a foreign exchange loss of $ 0.006 million in the 2004 period. This increase resulted from our increased expenses denominated in currencies other than the U.S. dollar in the year ended December 31, 2005.

NET INCOME – As a result of the above factors, net income was $14.5 million for the year ended December 31, 2005, representing an increase of $14.0 million from net income of $0.5 million in the 2004 period.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG carriers, to comply with international standards, laws and regulations and to fund working capital requirements. We expect to fund the purchase price for the seven vessels which we have agreed to acquire, one of which is scheduled for delivery in June 2007, four of which are scheduled for delivery in July 2007 and two of which are scheduled for delivery in October 2007, with cash generated by our operations and borrowings under a short term 60 day unsecured facility provided by our affiliate Brave Maritime Corp., the maturity of which may be extended for 60 additional days at our option, and our new Scotia Capital Europe plc credit facility for which we have signed a commitment letter on April 17, 2007, as well as a new credit facility we expect to enter into with respect to the Gas Haralambos.

It is expected that the 60 day $35 million bridge facility with our affiliate Brave Maritime Corp. will be refinanced with borrowings under a new credit facility we will seek to enter into, which will be secured by mortgages over as yet to be specified vessels in our fleet and on terms similar, with respect to structure and pricing, to our existing credit facilities. Overall we will continue to rely upon operating cash flows, bank borrowings, as well as future financings to fund any additional vessel acquisitions we make in the future.

We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements. We do expect, however, that we will need to enter into a new credit facility to fund a portion of the purchase price for the Gas Haralambos, which is payable upon this vessel’s delivery, scheduled for October 2007, to us. We expect, though it is not certain, that such credit facility will be with one of our existing lenders.

Since the formation of the Company in October 2004 and our subsequent IPO in October 2005, we have continued to implement our strategy of growth by acquisition of assets, i.e. LPG carriers, to become a market leader within the Handy Size (3,000 to 8,000 cbm) LPG Carrier sector, using the resources outlined above.

For a full description of our credit facilities please refer to the discussion under the heading
‘‘— Loan Agreements’’ below.

Our dividend policy will also impact our future liquidity position. See ‘‘Item 8. Financial Information — Dividend Policy.’’

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $33.2 million for the year ended December 31, 2006 and $24.4 million for the year ended December 31, 2005 and $0.6 million in the 2004 period. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES – was $84.2 million for the year ended December 31, 2006 reflecting the acquisition of 7 vessels and the deposits we placed on the Gas Flawless, which was delivered in February 2007 and the Gas Haralambos which will be delivered in October 2007. In the year ended December 31, 2005 net cash used in investing activities was $197.8 million reflecting the acquisition of 17 vessels and the deposit paid on the Gas Czar, which was delivered in February 2006. In the 2004 period, net cash used in investing activities was $37.4 million reflecting the acquisition of four vessels and deposits we placed on the Gas Arctic and the Gas Ice, which were delivered in April 2005. Cash generated by our operations and used in investing activities is utilized primarily in investing in additional assets, i.e. LPG carriers, which have been solely in the Handy Size (3,000 to 8,000 cbm) segment. Short-term cash is invested in bank deposits. We do not invest in any marketable securities.

NET CASH PROVIDED BY FINANCING ACTIVITIES – was $39.0 million for the year ended December 31, 2006, drawings under the Fortis Bank and DnB NOR Bank loan agreements to fund the acquisitions of seven vessels. In year ended December 31, 2005 net cash provided by financing activities was $196.6 million, which was used to fund the acquisition of 17 vessels. In the 2004 period, net cash provided by financing activities was $36.8 million reflecting the contribution to us of the four vessels which comprised our fleet in the 2004 period. We, as and when we identify assets that we believe will provide attractive returns, generally enter into specific term loan facilities and borrow amounts under these facilities as vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities.

Loan Agreements

Fortis Bank

On March 16, 2005, we entered into a loan agreement with Fortis Bank (the ‘‘Fortis Loan’’) in which Fortis Bank agreed, subject to certain funding conditions, to provide a credit facility of up to $54.0 million principally to partially finance or refinance the acquisition of our vessels. The borrowers under this loan agreement included our subsidiaries. The loan was fully drawn in May 2005. The interest rate under the loan agreement was the sum of LIBOR and a margin. The margin varied with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to mortgage in that period. If the ratio was equal to or lower than 60%, the interest rate was 0.9% over LIBOR. If the ratio was higher than 60% but lower or equal to 70%, the interest rate was 0.975% over LIBOR. If the ratio was higher than 70%, the interest rate was 1.05% over LIBOR. We paid a non-refundable fee of $0.162 million upon the signing of the loan agreement.

On June 10, 2005, the $3.6 million portion of the Fortis Bank loan attributable to the Gas Prodigy was prepaid and Fortis Bank’s security interest in the Gas Prodigy was released. We were obligated to repay the principal and interest under the credit facility through 2013 in 32 consecutive quarterly installments; our first installment payment was made in August 2005. Our quarterly installments of principal were in an amount of $1.4 million with a balloon installment of $7.0 million due on the earlier of the eighth anniversary of the delivery date of the last vessel mortgaged thereunder or on May 30, 2013. The outstanding balance under this facility was repaid with borrowings under the Fortis-Athens Loan (defined below) on May 31, 2006.

In May 2006, we entered into a $79.9 million loan agreement with Fortis Bank Athens Branch (the ‘‘Fortis-Athens Loan’’). The term loan was fully drawn down in four tranches. Three tranches were drawn down on May 19, 2006, May 26, 2006 and June 12, 2006 in the amounts of $11.0 million, $15.7million and $6.8 million respectively in order to finance the acquisition of three LPG vessels, the Sir Ivor, the Lyne and the Gas Nemesis. The fourth tranche was drawn down on May 31, 2006 in order to refinance the outstanding balance of the ‘‘Fortis Loan’’ described above.

The Fortis-Athens loan is repayable from August 2006 through June 2016 in forty quarterly installments. The total facility loan will be repaid in four quarterly installments of $2.2 million, eight quarterly installments of $1.6 million and twenty eight quarterly installments of $1.6 million plus a balloon payment of $14.3 million payable together with the last installment.

The interest rate margin over LIBOR on the Fortis-Athens Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of our vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate since the draw down of the Fortis-Athens loan in March 2006 has been 0.75% over LIBOR.

The Fortis-Athens loan agreement contains financial covenants requiring that (i) the aggregate market value of the vessels mortgaged thereunder at all times exceeds 130% of the amount outstanding under the loan, (ii) we maintain at all times a minimum cash balance equivalent to six months interest payable under the loan agreement in a pledged account with Fortis Bank, (iii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%, (iv) our interest coverage ratio, which is defined as EBITDA divided by interest expense, over the preceding six months is at all times more than 2.5 times and (v) at least 30% of our outstanding capital stock is directly owned by members of the Vafias family. The loan agreement also contains a covenant limiting the amount paid as dividends to 50% of free cash flow on an annual basis.

The amount outstanding at December 31, 2006 under the Fortis-Athens loan agreement was $75.5 million. The facility bore an average interest rate, including margin, of 6.01% during 2006, which represented an average LIBOR rate of 5.26% plus the prevailing margin of 0.75%.

2005 DnB NOR Bank ASA

In December 2005, we entered into a loan agreement with DnB NOR Bank ASA in which it agreed to provide a credit facility of up to $50.0 million to partially finance or refinance the acquisition of the Gas Marathon, the Gas Sincerity, the Gas Cathar, the Gas Legacy, the Sweet Dream (renamed in February 2006 as the Gas Monarch) and the Gas Oracle. The DnB NOR Bank ASA loan was supplemented in March 2006 by a $14.0 million supplemental agreement dated February 27, 2006, increasing the total amount available under that facility to $64.0 million. The additional $14.0 million was used to partially finance the acquisition of the Gas Czar and the Gas Eternity. The borrowers under this loan agreement were our subsidiaries that directly own these six vessels. As supplemented by the supplemental agreement, we are obligated to repay the principal and interest under the credit facility from June 2006 through December 2015 in two semi-annual payments of $4.6 million, four semi-annual payments of $3.1 million, and 14 semi-annual payments of $2.3 million, plus a balloon payment of $10.2 million payable together with the final installment. Under the terms of the DnB NOR Bank loan, as supplemented, the interest rate is the sum of LIBOR and a margin. The margin varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. We paid a non-refundable fee of $0.095 million upon the signing of the DnB NOR Bank ASA loan agreement in December 2005 and a non-refundable fee of $0.028 million upon the signing of the DnB NOR Bank supplemental agreement in February 2006. The prevailing interest rate during the year ended December 31, 2006 was LIBOR plus 0.70%.

This loan agreement, as supplemented, with DNB NOR Bank contains financial covenants requiring that (i) the aggregate market value of the vessels mortgaged there under at all times exceeds 125% of the amount outstanding under the term loan, (ii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at anytime exceed 80%, (iii) our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times equal to or greater than 2.5 times and (iv) at least 30% of our outstanding capital stock is directly owned by members of the Vafias family. The loan agreement also requires that a cash balance equal to six months interest payable under the loan agreement be pledged to DnB Nor Bank at all times and contains a covenant limiting amounts paid as dividends to 50% of net profits on an annual basis.

The amount outstanding at December 31, 2006 under the DnB NOR Bank ASA loan agreement was $59.4 million. The average interest rate, including margin, during 2006 under this loan was 5.71%, which represented an average LIBOR rate of 5.01% plus the prevailing margin of 0.70%.

This agreement was supplemented in January 2007 to provide for additional borrowing capacity of $20.3 million the full amount of which was drawn down on January 31, 2007 to fund part of the purchase price of the Gas Flawless, which was mortgaged under this facility.

2006 DnB NOR Bank ASA

In June 2006 we entered into a term loan agreement with DnB NOR Bank ASA in an amount of $6.6 million in order to finance the acquisition of the Batangas. The loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual installments of $0.47 million, four semi-annual installments of $0.32 million and fourteen semi-annual installments of $0.24 million plus a balloon payment of $1.0 million payable together with the last installment.

The loan agreement contains the same terms and conditions and financial covenants as those described above for the other facilities with DnB NOR Bank ASA, except that our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times greater than 2.5 times.

Scotia Capital Europe plc

On April 17, 2007, we entered into a commitment letter with Scotia Capital Europe plc for a credit facility (the ‘‘Scotia Capital Facility’’) in an amount of $46.9 million. This credit facility will be secured by mortgages on the Gas Icon, the Gas Sikousis, the Gas Kalogeros the Gas Sophie and the Gas Zael and borrowings thereunder will bear interest at a rate of LIBOR plus 0.70%. The Scotia Capital Facility is comprised of two parts:

Facility 1, which will be secured by the Gas Sophie, the Gas Icon and the Gas Zael, will be an 8-year term facility in a total amount of $12.4 million repayable by one installment of $0.46 million due six months from drawdown followed by 15 installments of $0.62 million and a balloon payment of $2.7 million payable with the 16th installment. $6.75 million in regard to the Gas Icon will be drawn down in July of 2007, while $5.63 million will be drawn down in October of 2007 in regard to the Gas Sophie.

Facility 2, which will be secured by the Gas Sikousis, the Gas Kalogeros and the Gas Zael, will be a 10-year term facility in a total amount of $34.5 million repayable by 20 installments of $1.1 million and a balloon payment of $13.3 million payable with the 20th installment commencing in July 2007.

The loan agreement with Scotia Capital will contain financial covenants requiring that (i) the aggregate market value of the vessels mortgaged there under at all times exceeds 125% of the amount outstanding under the loan, (ii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at anytime exceed 80%, (iii) our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times more than 2.5 times and (iv) that at least 30% of our outstanding capital stock is directly owned by members of the Vafias family. The loan agreement will also require that a minimum cash balance of $0.2 million per vessel be deposited with the bank at all times and will contain a covenant limiting amounts paid as dividends to 50% of net profits for each fiscal year.

Brave Maritime Corp.

On May 16, 2007, we entered into a 60-day unsecured bridge facility, the maturity of which may be extended for an additional 60 days at our option, with our affiliate Brave Maritime Corp. in the amount of $35.0 million with interest payable at a margin of 0.80% over three month LIBOR. On May 24, 2007, we drewdown $9.0 million under this facility to fund a portion of the purchase price for the Gas Renovatio. We believe that the terms of this facility are no less favorable than we could have obtained from an unaffiliated lender for a similar facility.

Capital Expenditures

During the year ended December 31, 2005, we acquired 17 vessels for an aggregate purchase price of $205.9 million. In addition, we placed a deposit of $1.0 million during 2005 on the Gas Czar, which was delivered in February 2006. Of the $205.9 million total purchase price for these 17 vessels, $32.3 million was financed with borrowings under the Fortis Bank loan agreement and $50.0 million was financed with borrowings under the DnB NOR Bank agreement.

During the year ended December 31, 2006 we acquired seven vessels for an aggregate purchase price of $79.2 million. In addition we placed deposits of $3.4 million during the year on the Gas Flawless, and the Gas Haralambos. The Gas Flawless was subsequently delivered to us in February 2007, while the Gas Haralambos will be delivered in October 2007. The total purchase price of these two vessels is $46.1 million. We funded the purchase price of the Gas Flawless with cash generated from operations and additional borrowings of $20.3 million under our DnB NOR Bank credit facility as detailed above. We are currently reviewing possible sources of financing to fund the purchases price of the Gas Haralambos, which are expected to consist of additional borrowings and cash from operations.

On April 3, 2007 we announced that we had agreed to acquire four additional vessels the Gas Icon, the Gas Sikousis, the Gas Kalogeros and the Gas Sophie for an aggregate purchase price of

$51.0 million. The first three mentioned vessels will be delivered to us in July of 2007, while the remaining vessel the Gas Sophie will be delivered in October of 2007. The Gas Kalogeros and the Gas Sikousis will be purchased from an affiliate while the Gas Icon and the Gas Sophie will be purchased from unaffiliated entities. The purchase price for these vessels will be funded by using internally generated cash resources of $4.1 million and a term credit facility for which we have entered into a commitment letter with Scotia Capital Europe plc in an amount of $46.9 million.

The Scotia Capital Europe plc facility is described above under ‘‘— Loan Agreements — Scotia Capital Europe plc’’ will be secured by the aforementioned four vessels as well as the Gas Zael, a 2001-built, 4,111 cbm fully pressurized vessel, which is currently not encumbered by any existing mortgage.

On May 11, 2007 we announced that we had agreed to acquire four additional vessels, the Sea Bird II, the Gas Renovatio, the Chiltern and the Gas Evoluzione, for an aggregate price of $38.2 million. The Sea Bird II and the Gas Renovatio were delivered to us in May 2007. The Chiltern and the Gas Evoluzione are scheduled to be delivered to us in June 2007 and July 2007, respectively. All four vessels are being purchased from non-affiliated entities. The purchase price for the Sea Bird II was funded with cash from operations and the purchase price for the Gas Renovatio was funded with $9.0 million borrowings under our bridge loan from Brave Maritime Corp. and cash from operations. The purchase price for these vessels will be funded by using a combination of cash from operations and a short term 60 day bridging facility that is being provided by our affiliate Brave Maritime Corp., the maturity of which may be extended for an additional 60 days at our option. It is expected that this facility will be refinanced with borrowings under a new credit facility secured by mortgages over as yet to be specified vessels in our fleet, and on terms similar, with respect to structure and pricing, to our existing credit facilities. The Brave Maritime bridge facility, which is described above under ‘‘— Loan Agreements — Brave Maritime Corp.,’’ is unsecured.

Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for LPG carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for LPG carrier capacity is determined by the underlying demand for LPG, ammonia and petrochemical gases, which are transported in LPG carriers, which in turn is influenced by trends in the global economy. The recent expansion of the supply of LPG commodities has been driven by the increased production of LNG, of which LPG is a byproduct. Although there can be no assurances, absent a major and sustained downturn in market conditions or significant unforeseeable changes in supply and demand of LPG vessels, charter rates are expected to remain relatively steady for the remainder of 2007.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

Contractual obligations as of December 31, 2006 were:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation(1)	$140,948	$16,150	$25,664	$22,643	$76,491
Interest on principal amounts outstanding(2)	$46,924	$7,118	$14,005	$10,675	$15,126
Management fees(3)	$12,243	$3,498	$6,996	1,749	—
Office lease(4)	$32	$32	—	—	—
Operating lease(5)	$83	$45	$38	—	—
Vessel purchase agreements(6)	$42,641	$42,641	—	—	—
Total	$242,871	$69,484	$46,703	$35,067	$91,617

(1)	The $140.948 million of long term debt obligations set forth in the above table consists of $75,450,000 principal amount outstanding under the Fortis-Athens loan as of December 31, 2006 and $59,392,000 and $6,106,240 principal amount, respectively, outstanding as of December 31, 2006 under our loans with DnB NOR Bank. In January 2007, we increased one of our existing loan arrangements with DnB NOR Bank to provide for additional borrowing capacity of $20,317,500, which amount was drawdown on January 31, 2007 to finance a portion of the purchase price for the Gas Flawless. On May 24, 2007, we borrowed $9.0 million under our bridge facility from Brave Maritime Corp. to fund a portion of the purchase price for the Gas Renovatio.
(2)	On March 31, 2005 we entered into an interest rate swap agreement with Fortis Bank with the initial nominal amount of the swap at $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%.
On January 23, 2006 we entered into an interest rate swap agreement with DnB NOR Bank with an initial amount of $22.5 million amortizing to $4.4 million over its ten year life commencing March 9, 2006. If the six month LIBOR is less than or equal to 5.75% the fixed rate is 4.52%. If the six month LIBOR is higher than 5.75% then the fixed rate would be the six month LIBOR less 1.23%.
On May 22, 2006 we entered into an interest rate swap agreement with DnB NOR Bank. The amount of the swap will $25.0 million over its five year life commencing on September 11, 2006. The rate is fixed throughout the period at 5.42%.
The interest rates payable reflected in the above table assumes a LIBOR of 5.75% for 2007, 5.75% for 2008 until 2010, 5.75% for 2011 until 2013 and 5.75% for each subsequent period through the maturity of the loan and with respect to the Fortis Bank loan, after taking into account our interest rate swap agreement with respect to the $75.5 million outstanding under the Fortis Bank loan, effective interest rates are 4.83% for 2007, 6.39% for 2008 until 2009, 6.34% for 2010 until 2011 and 6.89% for each subsequent period through the maturity of the loan. Based on the above assumptions, the following interest payments are payable by us during the periods indicated: $4.2 million payable within one year of December 31, 2006, $7.8 million payable between one and three years of December 31, 2006, $6.2 million payable between three and five years of December 31, 2006 and $8.5 million payable more than five years after December 31, 2006.
With respect to the $59.4 million outstanding under the DnB NOR loan, effective interest rates are 4.26% payable within one year of December 31, 2006, 6.23% for 2008 until 2009, 4.93% for 2010 until 2011 and 7.14% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $2.5 million payable within one year of December 31, 2006, $5.6 million payable between one and three years of December 31, 2006, $4.0 million payable between three and five years of December 31, 2006 and $6.0 million payable more than five years after December 31, 2006.
With respect to the $6.1 million outstanding under the DnB NOR loan, effective interest rates are 4.42% payable within one year of December 31, 2006, 6.88% for 2008 until 2009 6.87% for 2010 until 2011 and 7.66% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $0.4 million payable within one year of December 31, 2006, $0.6 million payable between one and three years of December 31, 2006, $0.5 million payable between three and five years of December 31, 2006 and $0.6 million payable more than five years after December 31, 2006.
With respect to the $9.0 million borrowed under our facility with Brave Maritime Corp., the applicable interest rate is 6.16%. If the $9.0 million is not paid prior to maturity, $141,000 in interest would be payable by us within one year of December 31, 2006.
(3)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter. Following our acquisition of seven vessels during the year ended December 31, 2006 and an additional ten vessels in 2007, and based on the payment of a management fee of $440 per vessel per day, we expect to pay at least $4.3 million per year to Stealth Maritime as management fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. Such compensation was in the aggregate amount of €1.240,008 (US$1.593,799, based on the average exchange rate of €1.00US:$1.2853 in effect throughout 2006).

(4)	We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option thereafter. The total rent per year is Euros 24,000 which based upon the average exchange rate of €1.00US; 1.2853 during 2006 equates to $31,000 per annum.
(5)	In October 2005, we entered into a three year cancelable operating lease for a motor vehicle. The initial term of the lease terminates in October 2008. During 2006, our lease expense was $43,049.
(6)	The amount of $42,641,000 set forth in the above table represents the unpaid balance outstanding as of December 31, 2006 of the total purchase price $46,125,000 for the Gas Flawless, which was delivered to us in February 2007, and the Gas Haralambos, which is scheduled to be delivered to us in October 2007. As at April 30, 2007 a total of $24,930,000 has been paid with a combination of $20,317,500 in borrowings under our supplemented DNB Nor Bank credit facility and $4,612,500 of cash operated by operations, with the balance of $21,195,000 payable upon delivery to us of the Gas Haralambos. In addition, on February 28, 2007, we entered into agreements to acquire the Gas Icon and the Gas Sophie and on March 30, 2007 we entered into agreements to acquire the Gas Sikousis and the Gas Kalogeros for an aggregate consideration of $51,000,000, 10% of the acquisition consideration for the Gas Icon and the Gas Sophie was paid upon entering into the acquisition agreements to acquire the Gas Icon and the Gas Sophie while the remainder is payable upon delivery of the respective vessels in July 2007, July 2007, July 2007 and October 2007, respectively. This amount of $51.0 million is not included in the above table.
In addition on April 30, 2007, we entered into an agreement to acquire the Sea Bird II and on May 8, 2007 we entered into agreements to acquire the Gas Renovatio, the Gas Evoluzione and the Chiltern for an aggregate consideration of $38,184,000. 10% of the acquisition consideration was paid upon entering into the acquisition agreements to acquire these vessels, while the balance is due upon delivery of the respective vessels. In May 2007, the Sea Bird II and the Gas Renovatio were delivered to us and we paid the $17.041 million balance of the purchase price for those vessels. Accordingly, $17.325 million, which is not shown in the above table, remains due upon delivery of the Gas Evoluzione and the Chiltern.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Impairment of long-lived assets.    We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. To date no amount has been deemed necessary to be recorded following impairment tests we carried out.

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

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments – an amendment of FASB Statements No. 133 and 140.’’ SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on our expectation that we will continue not to be liable for income taxes either in the country of our organization or in the United States of America, we do not expect the adoption of FIN 48 to have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under US GAAP. As a result of SFAS 157, there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the applicability of SFAS No. 157 to our financial position, results of operations or cash flows.

In September 2006, the SEC staff issued SAB Topic 1N, ‘‘Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’ (SAB No. 108), which addresses how to quantify the effect of an error on the financial statements. SAB No. 108 was effective for our fiscal year ended December 31, 2006. The adoption of SAB No. 108 did not have an effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, ‘‘Accounting for Planned Major Maintenance Activities.’’ FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities, but continues to permit the application of the other three alternative methods of accounting for planned major maintenance activities: direct expense, built-in overhaul, and deferral. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. We expect to continue applying direct expense accounting method for dry-docking costs. As such, FSP AUG AIR-1 is not expected to have significant impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS 159’’), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ We are currently evaluating the impact of SFAS 159, but we do not expect the adoption of SFAS 159 to have an effect on our consolidated financial position, results of operations or cash flows.

Item 6.    Directors, Senior Management and Employees

The following table sets forth, as of December 31, 2006, information for each of our directors and senior managers.

Name	Age(1)	Positions	Year First Elected	Year Term Expires
Harry N. Vafias	28	President, CEO and Class III Director	2005	2009
Andrew J. Simmons	51	Chief Financial Officer	—	—
Michael G. Jolliffe	57	Chairman of the Board, Class II Director	2005	2007
Thanassis J. Martinos	57	Class I Director	2005	2008
Markos Drakos	47	Class III Director	2006	2009

(1)	As of December 31, 2006.

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and CEO and a member of our Board of Directors since our inception in December 2004. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He has worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Andrew J. Simmons, our Chief Financial Officer, joined us in June 2005. Mr. Simmons has over 34 years of experience in the banking industry, with particular expertise in shipping finance. From 2002 until June 2005, Mr. Simmons served as General Manager of Heath Lambert Middle East in Bahrain and subsequently as Director at Heath Lambert (UAE) LLC in the Marine and Project Finance Division where he was responsible for overseeing the identification and development of marine finance for clients within the Dubai and Gulf regions. Mr. Simmons served as the Managing Director of Talal Al Zawawi Enterprises, a conglomerate encompassing trading, business services and retail business units in Oman, from 2000 until 2002, where he was responsible for overseeing the day-to-day operational activities of the company. From 1973 until 2000, Mr. Simmons served as Director, Manager and Vice President at a number of banks including Bankers Trust Company, BHF Bank and Guiness Mahon & Co. Ltd., in the United Kingdom, Marine Midland Bank in New York, TAIB Bank EC in Bahrain and Mid-Med Bank PLC in Dubai and also served as International Treasurer for Saatchi & Saatchi Company PLC in London from 1986 to 1988.

Michael G. Jolliffe is Chairman of our Board of Directors. He is a director of a number of companies in shipping, oil, textiles, telecommunications and other industries. He is Deputy Chairman of Tsakos Energy Navigation Limited, an oil and product tanker shipping company listed on the New York Stock Exchange. Mr. Jolliffe is also Deputy Chairman of Lannet S.A., Greece’s second largest telephone company, which is also quoted on the Athens Stock Exchange. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. He is also joint president of Hanjin Eurobulk Ltd., a joint venture broking company with Hanjin Shipping of Korea. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent of the Skoda Group for trams, buses and trains.

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

Markos Drakos is a member of our Board of Directors and Chairman of our Audit Committee. In 1998, Mr. Drakos co-founded Touche Ross & Co., later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, and Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

Board Practices

At December 31, 2006 we had four members on our board of directors. The board of directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that Michael G. Jolliffe, Thanassis J. Martinos and Markos Drakos are independent directors within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for Director’s fees and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

During the fiscal year ended December 31, 2006, the full board of directors held four meetings. Each director attended all of the meetings of the board of directors and meetings of committees of which the director was a member.

To promote open discussion among the independent directors, those directors met four times in 2006 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2007 and in 2008. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Corporate Governance

The board of directors and our company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the Nasdaq Stock Market and the SEC.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Andrew Simmons, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading ‘‘Investor Relations.’’

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of each committee are Messrs. Jolliffe, Martinos and Drakos.

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

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of the Company’s independent audit function and independent auditors,

as well preparing an Audit Committee Report to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities; and

•	reporting on compensation arrangements and incentive grants to the Board;

as well as preparing a Compensation Committee report to be included in our annual proxy statement

Compensation of Directors and Senior Management

For the year ended December 31, 2005, each of the independent directors received fees in the amount of $35,000 per annum pro rated for the number of days in 2005 for which we were a public company, plus reimbursement for their out-of-pocket expenses. Beginning February 2006, the Chairman of our Board of Directors received annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors continued to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,240,008 (US$1,593,799, based on the average exchange rate of €1.00:US$1.2853 throughout, 2006). We anticipate that cash compensation in the future will not materially increase. Our executive officers are also eligible to receive awards under our equity compensation plan described below under ‘‘— Equity Compensation Plan.’’ No awards were granted under the equity compensation plan in 2006.

Employees

We have no salaried employees. As of December 31, 2006, 244 officers and 276 crew members served on board the vessels in our fleet.

Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in ‘‘Item 7. Major Shareholders and Related Party Transactions’’ below.

Equity Compensation Plan

We have an equity compensation plan, which we refer to as the Plan. As of May 31, 2007, we had not made any grants under the Plan. The Plan is generally administered by the Compensation Committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the Compensation Committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are to be determined by the plan administrator and set forth in a written award agreement with the participant.

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

Related	Party Transactions

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company.

Management and Other Fees

In the year ended December 31, 2006 we paid Stealth Maritime a management fee of $390 (based on an exchange rate of €1.00:US$1.25) per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We paid a fee of $125 (based on an exchange rate of €1.00:US$1.25) per vessel per day for each of our vessels operating on bareboat charter. The management fee was adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the previous calendar quarter. Effective January 1, 2007, following the written consent of the Board of Directors, including all of our independent directors, the management fee per vessel operating under voyage and time charter was amended to $440 per day and is not now adjusted each quarter by the prevailing Euro/US$ exchange rate. The management fee of $125 per day per vessel operating under bare boat charter remains unchanged, but is now not subject to readjustment each quarter by the prevailing Euro/US$ exchange rate. Management fees for the year ended December 31, 2006 were $3.0 million and $1.5 million for the year ended December 31, 2005.

We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2005 and 2006, total brokerage commissions of 1.25% amounted to $436,201 and $882,589, respectively, and were included in voyage expenses. For the years ended December 31, 2005 and 2006, the amounts of $1,955,450 and $785,550, respectively, were capitalized to the cost of the vessels. We believe that the amounts we pay to Stealth Maritime are no more than amounts that we would pay to an unaffiliated ship manager.

We also reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,240,008 (US$1,593,729, based on the average exchange rate of €1.00:US$1.2853 in effect throughout the year ended December 31, 2006).

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

The initial term of our management agreement with Stealth Maritime expires in 2009 but may be extended on a year to year basis unless written six-months’ written notice is provided prior to the expiration of the initial term. We believe that the amounts we pay to Stealth Maritime are no more than amounts that we would pay to an unaffiliated ship manager.

Deemed Dividend

Deemed dividends recorded in the year ended December 31, 2006 reduced additional paid in capital by $287,500. This represents the difference in the acquisition cost paid by us for the Gas Eternity, which was delivered to us in March 2006, compared to the price paid by the Vafias Group as part of the Vafias Group of LPG Carriers.

Office Space

We lease office space from the Vafias Group. The initial lease term is three years beginning January 3, 2005 with three consecutive options to renew for a one-year term at our option thereafter. The total rent per year is € 24,000. We believe this is no more than would be incurred on an arm’s length basis with an unaffiliated landlord.

Nike Investments Corporation

Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we have agreed to register the shares of our common stock held by Nike Investments Corporation by June 30, 2007 and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation.

Gas Kalogeros and Gas Sikousis

In March 2007, we agreed to acquire the Gas Kalogeros, a 5,000 cbm fully pressurized newbuilding LPG carrier delivered ex-shipyard to its previous owner in March 2007, and the Gas Sikousis a 2006-built 3,500 cbm fully pressurized LPG carrier, from Dreamship Inc. and Stellar Management Limited, each an affiliate of ours, for an aggregate of $34.5 million. These vessels are being acquired at the average of the assessed value of both vessels by two unaffiliated international sale and purchase brokers.

Brave Maritime Corp. Bridge Loan

On May 16, 2007 we entered into a $35 million 60 day unsecured bridge facility with our affiliate Brave Maritime Corp., the maturity of which may be extended for an additional 60 days at our option. Interest will accrue under this facility at a rate of three month LIBOR plus 0.80%. On May 24, 2007, we drewdown $9.0 million under this facility to fund a portion of the purchase price for the Gas Renovatio. This facility will also be used to finance a portion of the purchase price for the Gas Evoluzione and the Chiltern. We believe that the terms of this facility are no less favorable than we could have obtained from an unaffiliated lender for a similar facility.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of May 31, 2007 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of May 31, 2007 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 14,400,000 shares of common stock outstanding as of May 31, 2007. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,000,000	41.7%
331 Kiffissias Avenue
Erithrea 14561
Athens, Greece
Wellington Management Company, LLP(2)	1,384,500	9.61%
75 State Street
Boston, MA 02109
Zesiger Capital Group LLC(3)	960,400	6.7%
320 Park Avenue, 30th Floor
New York, New York 10022
Executive Officers and Directors
Harry N. Vafias(4)	6,000,000	41.7%
Andrew J. Simmons	—	—
Michael G. Jolliffe	—	—
Markos Drakos	—	—
Thanassis J. Martinos(5)	400,000	2.7%
All executive officers and directors as a group (5 persons)	6,400,000	44.4%

(1)	According to a Schedule 13G filed with the SEC on February 13, 2006 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 6,000,000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our CEO, President and Director, is the sole stockholder of Flawless Management Inc.
(2)	According to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2007, Wellington Management Company, LLP beneficially owns 1,384,500 shares of common stock and has shared voting power with respect to 822,700 such shares and shared dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Wellington Management Company, LLP, an investment advisor.
(3)	According to a Schedule 13G filed with the SEC on February 13, 2007, Zesiger Capital Group LLC beneficially owns 960,400 shares of common stock and has sole voting power with respect to 716,500 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.
(4)	By virtue of the shares owned indirectly through Flawless Management Inc.
(5)	By virtue of shares owned indirectly through Nike Investments Corporation, the beneficial owner being Mr. Thanassis Martinos a director of StealthGas Inc. The address of Nike Investments Corporation is 80 Broad Street, Monrovia, Liberia.

We effected a registered public offering of our shares of common stock and our shares of common stock began trading on the Nasdaq National Market in October 2005. Accordingly, certain of our principal shareholders acquired their shares of common stock either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders. As of May 31, 2007, we had approximately seven shareholders of record. Five of the shareholders of record were located in the United States and held in the aggregate 8,000,000 shares of common stock representing approximately 55.6% of our outstanding shares of common stock. However, the five United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 7,998,762 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

Item 8.    Financial Information

See ‘‘Item 18. Financial Statements’’ below.

Significant Changes.    Other than as described in Note 22 ‘‘Subsequent Events’’ to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

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

Dividend Policy.    We declared and paid four quarterly dividends per share of $0.1875 in the year ended December 31, 2006, and paid a dividend of $0.1875 per share in March 2007. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006 and March 2007. While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay quarterly dividends from our net profits to stockholders each March, June, September and December in amounts the Board of Directors determines are appropriate. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006 and March 2007.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends depends on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be adversely affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

Under the terms of our existing credit facilities, we are permitted to declare or pay cash dividends in any year as long as the amount of the dividends do not exceed 50% of our net income for that year and provided we are not in default under the other covenants contained in these credit facilities. See ‘‘Item 3. Key Information — Risk Factors — Risks related to our Common Stock — We may not be able to pay cash dividends as intended.’’

Item 9.    The Offer and Listing

Our shares of common stock are listed on the Nasdaq Global Market under the symbol ‘‘GASS’’.

Trading on the Nasdaq Stock Market

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Market, under the symbol ‘‘GASS’’. The following table shows the high and low sales prices for our shares of common stock during the indicated periods.

	High	Low
2005 (October 6, 2005 through December 31, 2005)	$14.59	$10.80
Fourth Quarter (October 6, 2005 through December 31, 2005)	14.59	10.80
2006
First Quarter	14.30	10.90
Second Quarter	14.79	12.50
Third Quarter	14.34	11.82
Fourth Quarter	12.85	11.40
October 2006	12.85	12.00
November 2006	12.79	11.51
December 2006	12.17	11.40
2007
First Quarter	13.97	11.40
January 2007	12.30	11.40
February 2007	13.17	12.00
March 2007	13.97	12.05
April 2007	16.45	13.74
May 2007	17.67	14.20

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares between October 6, 2005 and December 31, 2006, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on October 6, 2005. Past performance is not necessarily an indicator of future results.

Item 10.    Additional Information

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, of which 14,400,000 shares are issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $.01 par value per share. All of our shares of stock are in registered form. As of May 31, 2007, there were 14,400,000 outstanding shares of common stock and no outstanding options.

Common Stock

As of May 31, 2007, we had 14,400,000 shares of common stock outstanding, out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

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

Dividends

While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our net profits, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends. We declared and paid four quarterly dividends per share of $0.1875 in the year ended December 31, 2006, and paid a dividend of $0.1875 per share in March 2007. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006 and March 2007.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Articles of Incorporation and Bylaws

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

Dissenters’ Rights of Appraisal and Payment.    Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions.    Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

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

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

Although the BCA does not contain specific provisions regarding ‘‘business combinations’’ between companies organized under the laws of the Marshall Islands and ‘‘interested stockholders,’’ we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a ‘‘business combination’’ with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•	persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares; or

•	following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

(a)    Amended and Restated Management Agreement dated as of January 1, 2007 between the Company and Stealth Maritime S.A. for a term of three years. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a management fee of $440 per day per vessel operating under a voyage or time charter and $125 per vessel per day for any vessel on bareboat charter, in advance on a monthly basis, pro rated for the calendar days we own the vessels. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our CEO and Chief Financial Officer. During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,258,251 (US$1,617,932 based on the average exchange rate of €1.00:US$1.2858 in effect throughout 2006).

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

(c)    Fortis Bank

On March 16, 2005, we entered into a loan agreement with Fortis Bank (the ‘‘Fortis Loan’’) in which Fortis    Bank agreed, subject to certain funding conditions, to provide a credit facility of up to $54.0 million principally to partially finance or refinance the acquisition of our vessels. The borrowers under this loan agreement included our subsidiaries. The loan was fully drawn in May 2005. The interest rate under the loan agreement was the sum of LIBOR and a margin. The margin varied with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels subject to mortgage in that period. If the ratio was equal to or lower than 60%, the interest rate was 0.9% over LIBOR. If the ratio was higher than 60% but lower or equal to 70%, the interest rate was 0.975% over LIBOR. If the ratio was higher than 70%, the interest rate was 1.05% over LIBOR. We paid a non-refundable fee of $162,000 upon the signing of the loan agreement.

On June 10, 2005, the $3,580,500 portion of the Fortis Bank loan attributable to the Gas Prodigy was prepaid and Fortis Bank’s security interest in the Gas Prodigy was released. We were obligated to repay the principal and interest under the credit facility through 2013 in 32 consecutive quarterly installments; our first installment payment was made in August 2005. Our quarterly installments of principal were in an amount of $1,356,750 with a balloon installment of $7,003,500 due on the earlier of the eighth anniversary of the delivery date of the last vessel mortgaged there under or on May 30, 2013. The outstanding balance under this facility was repaid with borrowings under the Fortis-Athens Loan (defined below) on May 31, 2006.

In May 2006, we entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the ‘‘Fortis-Athens Loan’’). The term loan was fully drawn down in four tranches. Three tranches were drawn down on May 19, 2006, May 26, 2006 and June 12, 2006 in the amounts of $11,000,000, $15,700,000 and $6,800,750 respectively in order to finance the acquisition of three LPG vessels, the Sir Ivor, the Lyne and the Gas Nemesis. The fourth tranche was drawn down on May 31, 2006 in order to refinance the outstanding balance of the ‘‘Fortis Loan’’ described above.

The Fortis-Athens loan is repayable from August 2006 through June 2016 in forty quarterly installments. The total facility loan will be repaid in four quarterly installments of $2,200,000, eight quarterly installments of $1,640,000 and twenty eight quarterly installments of $1,560,000 plus a balloon payment of $14,250,000 payable together with the last installment.

The interest rate margin over LIBOR on the Fortis-Athens Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of our vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77%, the interest rate is 0.80% over LIBOR; and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate since the draw down of the Fortis-Athens loan in March 2006 has been 0.75% over LIBOR.

The Fortis-Athens loan agreement contains financial covenants requiring that (i) the aggregate market value of the vessels mortgaged there under at all times exceeds 130% of the amount outstanding under the loan, (ii) we maintain at all times a minimum cash balance equivalent to six months interest payable under the loan agreement in a pledged account with Fortis Bank, (iii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at anytime exceed 80%, (iv) our interest coverage ratio, which is defined as EBITDA divided by interest expense, over the preceding six months is at all times more than 2.5 times and (v) at least 30% of our outstanding capital stock is directly owned by members of the Vafias family. The loan agreement also contains a covenant limiting the amount paid as dividends to 50% of free cash flow on an annual basis.

The amount outstanding at December 31, 2006 under the Fortis-Athens loan agreement was $75.45 million. The facility bore an average interest rate, including margin, of 6.01% during 2006, which represented an average LIBOR rate of 5.26% plus the prevailing margin of 0.75%.

(d) DnB NOR Bank ASA

In December 2005, we entered into a loan agreement with DnB NOR Bank ASA in which it agreed to provide a credit facility of up to $50.0 million to partially finance or refinance the acquisition of the Gas Marathon, the Gas Sincerity, the Gas Cathar, the Gas Legacy, the Sweet Dream (renamed in February 2006 as the Gas Monarch) and the Gas Oracle. The DnB NOR Bank ASA loan was supplemented in March 2006 by a $14.0 million supplemental agreement dated February 27, 2006, increasing the total amount available under that facility to $64.0 million. The additional $14.0 million was used to partially finance the acquisition of the Gas Czar and the Gas Eternity. The borrowers under this loan agreement were our subsidiaries that directly own these six vessels. As supplemented by the supplemental agreement, we are obligated to repay the principal and interest under the credit facility from June 2006 through December 2015 in two semi-annual payments of $4,608,000, four semi-annual payments of $3,072,000, and 14 semi-annual payments of $2,304,000, plus a balloon payment of $10,240,000 payable together with the final installment. Under the terms of the DnB NOR Bank loan, as supplemented, the interest rate is the sum of LIBOR and a margin. The margin varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. We paid a non-refundable fee of $95,000 upon the signing of the DnB NOR Bank ASA loan agreement in December 2005 and a non-refundable fee of $28,000 upon the signing of the DnB NOR Bank supplemental agreement in February 2006. The prevailing interest rate during the year ended December 31, 2006 was LIBOR plus 0.70%.

This loan agreement, as supplemented, with DNB NOR Bank contains financial covenants requiring that (i) the aggregate market value of the vessels mortgaged there under at all times exceeds 125% of the amount outstanding under the term loan, (ii) our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at anytime exceed 80%, (iii) our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times equal to or greater than 2.5 times and (iv) at least 30% of our outstanding capital stock is directly owned by members of the Vafias family. The loan agreement also requires that a cash balance equal to six months interest payable under the loan agreement be pledged to DnB Nor Bank at all times and contains a covenant limiting amounts paid as dividends to 50% of net profits on an annual basis.

The amount outstanding at December 31, 2006 under the DnB NOR Bank ASA loan agreement was $59.4 million. The average interest rate, including margin, during 2006 under this loan was 5.71%, which represented an average LIBOR rate of 5.01% plus the prevailing margin of 0.70%.

This agreement was supplemented in January 2007 to provide for additional borrowing capacity of $20.3 million the full amount of which was drawn down on January 31, 2007 to fund part of the purchase price of the Gas Flawless, which was mortgaged under this facility.

(e) DnB NOR Bank ASA

In June 2006 we entered into a term loan agreement with DnB NOR Bank ASA in an amount of $6,580,000 in order to finance the acquisition of the Batangas. The loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual installments of $473,760, four semi-annual installments of $315,840 and fourteen semi-annual installments of $236,880 plus a balloon payment of $1,052,800 payable together with the last installment.

The loan agreement contains the same terms and conditions and financial covenants as those described above for the other facilities with DnB NOR Bank ASA, except that our interest coverage ratio, which is defined as EBITDA divided by interest expense, is at all times greater than 2.5 times.

(f) Nike Investments Corporation

Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we have agreed to register the shares of our common stock held by Nike Investments Corporation by June 30, 2007 and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation.

(g) Gas Kalogeros and Gas Sikousis

Pursuant to separate memoranda of agreement each dated March 30, 2007, we agreed to acquire the Gas Kalogeros, a 5,000 cbm fully pressurized newbuilding LPG carrier delivered ex-shipyard to its previous owner in March 2007, and the Gas Sikousis a 2006-built 3,500 cbm fully pressurized LPG carrier, from Dreamship Inc. and Stellar Management Limited, respectively, each an affiliate of ours, for an aggregate of $34.5 million.

(h) Brave Maritime Corp.

Pursuant to a Promissory Note dated May 16, 2007, we entered into a $35 million 60-day unsecured bridge facility with our affiliate Brave Maritime Corp., the maturity of which may be extended for an additional 60 days at our option, to fund part of the aggregate purchase price of $38.2 million for the Gas Renovatio, the Gas Revoluzione and the Chiltern. On May 24, 2007, we drewdown $9.0 million to fund a portion of the purchase price for the Gas Renovatio. Interest will accrue under this facility at a rate of three month LIBOR plus 0.80%. We believe that the terms of this facility are no less favorable than those we could have obtained from an unaffiliated lender for a similar facility.

Exchange Controls and Other Limitations Affecting Stockholders

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Tax Consequences

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Consequences

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

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock is ‘‘primarily traded’’ on the Nasdaq Global Market.

Under the regulations, our common stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is the sole class of stock listed on the Nasdaq Global Market, we will satisfy the listing requirement.

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

Our CEO, who is treated under applicable ownership attribution rules as owning approximately 41.7% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a ‘‘United States Individual Holder’’) should be treated as ‘‘qualified dividend income’’ that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (we do not believe we are, have been or will be a PFIC); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any ‘‘extraordinary dividend’’. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an ‘‘extraordinary dividend’’ on our common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has recently been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as ‘‘qualified dividend income’’ eligible for the preferential tax rates described above.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute ‘‘passive income’’ unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

Our expectation that we will not be treated as a PFIC is based in part upon our beliefs and expectations regarding the value of the vessels that we lease on a bareboat basis relative to the value of our other assets. Should our beliefs or expectations turn out to be incorrect, then we could, in certain circumstances, be treated as a PFIC.

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

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the qualified electing fund election described above.

Taxation of United States Holders Making a ‘‘Mark-to-Market’’ Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as ‘‘marketable stock,’’ a United States Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies before January 1, 2010 while owning our common stock, such holder’s successor generally will not receive a step-up in tax basis with respect to such stock.

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

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder’s income tax liability by filing a refund claim with the Internal Revenue Service.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy

Our primary market risks relate to adverse movements in freight rates in the Handy Size LPG Carrier sector and any declines that may occur in the value of our assets which are made up primarily of Handy Size LPG Carriers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

Under the terms of our loan agreements with DnB BANK NOR ASA and Fortis Bank Athens Branch, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we take on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet. These valuations are made available to our auditors and are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in the books of the company in terms of its adequacy.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under the loans with Fortis Bank Athens Branch and DnB Nor Bank ASA and our bridge loan from Brave Maritime Corp. and we will have floating rate debt under the credit facility with Scotia Capital Europe plc. We pay interest on this debt based on LIBOR plus a margin. On March 31, 2005, we entered into a six-year interest rate swap agreement in connection with the Loan Agreement with Fortis Bank (Nederland) N.V. The initial amount of the swap will be $22.5 million amortizing to $4.8 million over its six-year life, commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%. We do not intend to enter into interest rate swaps for speculative purposes. We currently have $22.5 million in an effective interest rate hedge with DnB NOR Bank ASA and a further $22.5 million in another interest rate swap mechanism commencing May 30, 2007 with Fortis Bank. The swap with DnB NOR Bank ASA was entered into in January 2006 and has been effective since March 9, 2006. The initial amount of the swap was $22,500,000 in connection with the $50 million loan agreement with DnB NOR Bank ASA. The swap will hedge our risk if six month LIBOR equals or exceeds 5.75% at a rate of 4.52%, if six month LIBOR exceeds 5.75% then we will pay the prevailing six month LIBOR rate minus 1.23%. On May 22, 2006 we entered into a five year non amortizing interest rate swap agreement with DnB NOR Bank ASA in am amount of $25 million fixed at a rate of 5.42% for the duration of the swap period in connection with the $50 million loan agreement with DNB Nor Bank ASA.

The maximum annualized impact in terms of total debt interest payable owing to a one percent increase in interest rates is approximately $1.4 million in 2007. The maximum annualized impact in terms of the swaps in place owing to a one percent increase in interest rates is approximately $560,000 in 2007.

Foreign exchange rate fluctuation

We generate all of our revenues in United States dollars and incur less than 10% of our expenses in currencies other than United States dollars. For accounting purposes, expenses incurred in Euros are converted into United States dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2006, less than 10% of our outstanding accounts payable was denominated in currencies other than the United States dollar (mainly in Euros). We have not hedged currency exchange risks and our operating results could be adversely affected as a result. However due to our relatively low percentage exposure to currencies other than our base currency which is the United States dollar we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.    Controls and Procedures

Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2006. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (‘‘GAAP’’).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2006, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) and evaluated the internal control over financial reporting excluding the general computer controls of its software system because the Company had determined to implement a new software system.

Management concluded that, as of December 31, 2006, excluding the general computer controls, the Company’s internal control over financial reporting was effective.

No Required Audit Opinion for Internal Control over Financial Reporting as of December 31, 2006

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to only include management’s report in this annual report.

For the year ending December 31, 2007, we expect to be subject to the requirements of Section 404 that the Company’s independent registered public accounting firm audit the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During 2006, the Company’s management determined to replace its software system with a new software system that is more fully integrated with the Company’s operations. During the first quarter of 2007, the Company implemented the new system, which is a comprehensive shipping technical management and operational management system incorporating a more sophisticated accounting software system. Due to the above, management decided not to perform testing of any of the General Computer Controls for the year 2006.

Item 16A.    Audit Committee Financial Expert

The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.    Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which are posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Andrew J. Simmons, CFO, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2006.

Item 16C.    Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2006	2005
Audit fees	$370	$651
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$370	$651

Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. in 2005 were compensation for professional services rendered for the audits of the consolidated financial statements of the Company in connection with the initial public offering, and for the review of the financial statements included in the Company’s Report on Form 6-K with respect to the results for the three months ended September 30, 2005 and for the quarterly and year-end results for the period ended December 31, 2005.

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. in 2006 were compensation for professional services rendered for the audits of the Company’s financial statements for the year ended December 31, 2006 and review of the quarterly financial information for the first two quarters of 2006 included in reports on Form 6-K furnished to the SEC by the Company.

Further assurance/audit related fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any services that would be classified in this category in 2006 and 2005

Tax fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any tax services in 2006 and 2005.

Other fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any other services that would be classified in this category in 2006 and 2005.

Non-audit services

The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor.

The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Company, but these services and their associated fees, must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.    Financial Statements

Not Applicable

Item 18.    Financial Statements

Reference is made to pages F-1 through F-28 incorporated herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company*
1.2	Amended and Restated Bylaws of the Company*
4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended
4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.*
4.3	Form of Equity Compensation Plan*
4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*
4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA**
4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA**
4.7	Loan Agreement, dated May 17, 2006, with Fortis Bank-Athens Branch
4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA
4.9	Letter Agreement, dated August 2, 2006, with Nike Investments Corporation, as amended
4.10	Memorandum of Agreement, dated March 30, 2007, for the Gas Kalogeros
4.11	Memorandum of Agreement, dated March 30, 2007, for the Gas Sikousis
4.12	Promissory Note dated May 16, 2007 issued in favor of Brave Maritime Corp.
8	Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics
12.1	Certification of the Chief Executive Officer
12.2	Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.

 Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:   /s/ Harry N. Vafias
Name:   Harry N. Vafias
Title:    President and Chief Executive Officer

Date: June 5, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages
Consolidated Balance Sheets – December 31, 2005 and December 31, 2006	F-3
Consolidated Statements of Income for the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-4
Consolidated Statements of Cash Flows for the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-5
Consolidated Statement of Changes in Stockholders’ Equity for the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-6
Notes to the Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the ‘‘Company’’) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2006 and 2005 and the period from October 12, 2004 to December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and the period from October 12, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
May 18, 2007, except for Note 22(h) as to which the date is May 29, 2007

Athens, Greece

StealthGas Inc.
Consolidated Balance Sheets
December 31, 2005 and 2006 (Expressed in United States Dollars, except share data)

	Note	December 31, 2005	December 31, 2006
Assets
Current assets
Cash and cash equivalents		23,210,243	11,146,871
Trade receivables		13,330	1,096,645
Claim receivable		—	289,922
Inventories	4	399,624	746,874
Advances and prepayments		161,094	270,370
Fair value of above market acquired time charter	9	597,754	23,718
Restricted cash		1,634,203	4,317,338
Total current assets		26,016,248	17,891,738
Non current assets
Advances for vessels acquisitions		983,000	—
Advances for vessels under construction	5	—	3,483,750
Vessels, net	6	229,763,864	297,950,257
Deferred finance charges, net of accumulated amortization of $41,344 and $46,080	7	215,656	279,576
Total non current assets		230,962,520	301,713,583
Total assets		256,978,768	319,605,321
Liabilities and Stockholders’ Equity
Current liabilities
Overdraft facility		200,000	—
Payable to related party	3	1,549,837	2,198,456
Trade accounts payable		984,997	2,049,456
Other accrued liabilities	8	1,635,040	4,681,488
Customer deposits	11	—	660,000
Fair value of below market acquired time charter	9	1,443,989	—
Deferred income	10	2,284,578	2,889,998
Current portion of long-term debt	12	12,627,000	16,149,600
Total current liabilities		20,725,441	28,628,998
Non current liabilities
Derivative liability	13	67,000	35,902
Customer deposits	11	—	1,323,272
Fair value of below market acquired time charter	9		1,016,281
Long-term debt	12	85,079,000	124,798,640
Total non current liabilities		85,146,000	127,174,095
Total liabilities		105,871,441	155,803,093
Commitments and contingencies	21	—	—
Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 14,000,000 and 14,400,000 shares issued and outstanding with a par value of $0.01 per share	14	140,000	144,000
Additional paid-in capital	15	145,883,121	150,607,621
Retained earnings		5,084,206	12,826,845
Accumulated other comprehensive income	13	—	223,762
Total stockholders’ equity		151,107,327	163,802,228
Total liabilities and stockholders’ equity		256,978,768	319,605,321

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Income
For the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 (Expressed in United States Dollars, except share data)

		December 31,
	Note	2004	2005	2006
Revenues
Voyage revenues		2,048,006	36,644,591	73,259,369
Expenses
Voyage expenses	18	341,203	2,688,155	6,213,804
Vessels’ operating expenses	18	759,010	9,095,576	19,474,344
Dry-docking costs		—	470,384	2,243,395
Management fees	3	111,540	1,473,080	3,068,609
General and administrative expenses		35,100	779,539	3,457,688
Depreciation	6	264,458	5,611,942	13,058,316
Total expenses		1,511,311	20,118,676	47,516,156
Income from operations		536,695	16,525,915	25,743,213
Other income and (expenses)
Interest and finance costs		—	(2,685,207)	(7,705,602)
Change in fair value of derivatives		—	(67,000)	(192,664)
Interest income		47	780,434	735,090
Foreign exchange loss		(5,534)	(18,091)	(87,528)
Other expenses, net		(5,487)	(1,989,864)	(7,250,704)
Net income		531,208	14,536,051	18,492,509
Earnings per share, basic and diluted		0.09	1.84	1.31
Weighted average number of shares, basic and diluted		6,000,000	7,906,849	14,161,096

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Cash Flows
For the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 (Expressed in United States Dollars)

	December 31,
	2004	2005	2006
Cash flows from operating activities
Net income for the year	531,208	14,536,051	18,492,509
Items included in net income not affecting cash flows:
Depreciation and amortization	264,458	5,653,286	13,104,396
Amortization of fair value of time charter	(307,143)	(1,907,622)	(1,835,672)
Non cash general and administrative expenses	35,100	243,750	—
Net loss/(income) of vessel acquired from the Vafias Group	—	16,947	(99,870)
Change in fair value of derivatives	—	67,000	192,664
Changes in operating assets and liabilities: (Increase)/decrease in
Receivable from related party	(1,162,470)	1,162,470	—
Trade receivables	(19,623)	6,293	(1,083,315)
Claim receivable	—	—	(454,148)
Inventories	(124,846)	(274,778)	(347,250)
Advances and prepayments	(9,130)	(151,964)	(109,276)
Increase/(decrease) in
Payable to related party	—	1,549,837	648,619
Trade accounts payable	495,925	489,072	1,064,459
Other accrued liabilities	360,818	1,274,222	3,046,448
Deferred income	534,413	1,750,165	605,420
Net cash provided by operating activities	598,710	24,414,729	33,224,984
Cash flows from investing activities
Insurance proceeds	—	—	164,226
Advances for vessels acquisitions	(1,905,282)	(983,000)	—
Advances for vessels under construction	—	—	(3,483,750)
Increase in restricted cash account	—	(1,634,203)	(2,683,135)
Acquisition of vessels	(35,510,476)	(194,477,506)	(78,279,709)
Cash paid for above market acquired time charter	—	(686,000)	—
Net cash (used in) investing activities	(37,415,758)	(197,780,709)	(84,282,368)
Cash flows from financing activities
Capital stock	60,000	80,000	4,000
Additional paid-in capital	36,757,048	62,752,877	5,012,000
Initial public offering	—	116,000,000	—
Issuance costs	—	(8,694,657)	—
Deemed dividends	—	(6,312,500)	(287,500)
Vafias group of LPG carriers	—	(54,898,497)	—
Dividends paid	—	(10,000,000)	(10,650,000)
Deferred finance charges	—	(257,000)	(110,000)
Overdraft facility	—	200,000	(200,000)
Customer deposits	—	—	1,983,272
Loan repayment	—	(42,294,000)	(57,187,760)
Proceeds from long-term debt	—	140,000,000	100,430,000
Net cash provided by financing activities	36,817,048	196,576,223	38,994,012
Net Increase (decrease) in cash and cash equivalents	—	23,210,243	(12,063,372)
Cash and cash equivalents at beginning of year	—	—	23,210,243
Cash and cash equivalents at end of year	—	23,210,243	11,146,871
Supplemental Cash Flow Information:
Cash paid during the year for interest	—	2,130,228	5,968,892
Non cash items:
Fair value of below market acquired time charter	2,150,000	1,597,000	1,982,000

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated statement of changes in stockholders’ equity
For the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 (Expressed in United States Dollars, except share data)

	Comprehensive Income	Capital stock Number of Shares (Note 14)	Amount (Note 14)	Additional Paid-in Capital (Note 15)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, October 12, 2004	—	—	—	—	—	—	—
Capital stock	—	6,000,000	60,000	—	—	—	60,000
Paid-in capital/contributed services	—	—	—	35,100	—	—	35,100
Additional paid-in capital	—	—	—	36,757,048	—	—	36,757,048
Net income for the period	531,208	—	—	—	531,208	—	531,208
Comprehensive income	531,208	—	—	—	—	—	—
Balance, December 31, 2004		6,000,000	60,000	36,792,148	531,208	—	37,383,356
Paid-in capital/contributed services	—	—	—	243,750	—	—	243,750
Additional paid-in capital	—	—	—	62,752,877	—	—	62,752,877
Initial Public Offering net of issuance costs	—	8,000,000	80,000	107,305,343	—	—	107,385,343
Deemed dividends	—	—	—	(6,312,500)	—	—	(6,312,500)
Less: Repayment of capital Contributions	—	—	—	(54,898,497)	16,947	—	(54,881,550)
Dividends paid	—	—	—	—	(10,000,000)	—	(10,000,000)
Net income for the year	14,536,051	—	—	—	14,536,051	—	14,536,051
Comprehensive income	14,536,051	—	—	—	—	—	—
Balance, December 31, 2005		14,000,000	140,000	145,883,121	5,084,206	—	151,107,327
Additional paid-in capital	—	400,000	4,000	5,012,000	—	—	5,016,000
Deemed dividends	—	—	—	(287,500)	—	—	(287,500)
Dividends paid	—	—	—	—	(10,650,000)	—	(10,650,000)
Less: Vafias Group of LPG
carrier acquisition	—	—	—	—	(99,870)	—	(99,870)
Net income for the year	18,492,509	—	—	—	18,492,509	—	18,492,509
Other comprehensive income
- Cash flow hedges:
Swap contract	245,434	—	—	—	—	245,434	245,434
Reclassification adjustment	(21,672)	—	—	—	—	(21,672)	(21,672)
Comprehensive income	18,716,271	—	—	—	—	—	—
Balance, December 31, 2006		14,400,000	144,000	150,607,621	12,826,845	223,762	163,802,228

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the ‘‘Company’’) which, as of December 31, 2006 owned a fleet of twenty-eight liquefied petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

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

The vessels noted in 1c. ‘‘Vafias Group of LPG Carriers’’ were acquired by affiliates of the Vafias Group from unrelated parties. The ‘‘Vafias Group of LPG Carriers’’ were acquired by the Company with a portion of the proceeds of the initial public offering. The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group. Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company was accounted for as a combination of entities under common control in accordance with FASB statement No. 141 ‘‘Business Combinations’’ and EITF 02-05 ‘‘Definition of ‘‘Common Control’’ in relation to FASB Statement No. 141.’’    Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented.

(a)	Ship-owning companies originally acquired by StealthGas Inc in 2004:

Name of Company	Vessel Name	Acquisition Date	cbm
VCM Trading Ltd.	Gas Prophet	October 12, 2004	3,516.44
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92

On October 19, 2006, ‘‘Gas Prophet’’ was renamed to ‘‘Ming Long’’ for the duration of the three years bare boat charter party.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information – Continued

(b)    Ship-owning companies acquired by StealthGas Inc. in 2005:

Name of Company	Vessel Name	Acquisition Date	cbm
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas	December 16, 2005	4,111.24
Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,513.79
Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04

On April 3, 2006, the ‘‘Feisty Gas’’ was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to ‘‘Gas Zael’’.

(c)	Vafias’ Group of LPG carriers:

Name of Company	Vessel Name	Acquisition Date	cbm
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
East Technologies Ltd.	Gas Crystal	July 28, 2005	3,211.04
Quicksilver Shipping Limited	Gas Legacy	August 26, 2005	3,513.79
Triathlon Gas Inc.	Gas Marathon	October 3, 2005	6,572.20
Gass Success Ltd.	Gas Eternity	February 13, 2006	3,528.21

During the fourth quarter of 2005 and the first quarter of 2006, the above ship-owning companies were acquired by the Company with share purchase agreements except for the vessels Gas Crystal, Gas Legacy, Gas Marathon and Gas Eternity which were sold as assets to the newly formed subsidiaries of the Company, called Iceland Ltd., Northern Yield Shipping Ltd., Triathlon Inc and Balkan Profit Ltd.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information – Continued

(d)	Ship-owning companies acquired by StealthGas Inc. in 2006:

Name of Company	Vessel Name	Acquisition Date	cbm
Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,528.46
International Gases Inc	Gas Zael	April 03, 2006	4,111.24
Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
Ocean Blue Limited	Gas Nemesis	June 15, 2006	5,016.05
Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04

The Company’s vessels are managed by Stealth Maritime Corporation S.A. – Liberia (the ‘‘Manager’’), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

During 2004, 2005 and 2006, seven charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	Period ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
A	26%	—	—
B	16%	—	23%
C	12%	11%	—
D	10%	—	—
E	—	32%	27%
F	16%	—	—
G	—	—	10%

2.    Significant Accounting Policies

Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’) and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in note 1(a), 1(b), 1(c) and 1(d) above. All inter-company balances and transactions have been eliminated upon consolidation.

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

Other Comprehensive Income:    The Company follows the provisions of Statement of Financial Accounting Standards No. 130 ‘‘Statement of Comprehensive Income’’ (SFAS 130) which requires separate presentation of certain transactions, such as unrealized gains and losses from cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation:    The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company’s vessels operate in international shipping

2.    Significant Accounting Policies – Continued

markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash:    Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments.

Trade Receivables:    The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2005 and 2006, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2005 and 2006.

Claims Receivable:    Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Trade Accounts Payable:    The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting:    The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

Inventories:    Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

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

Impairment of Long-lived Assets:    The Company follows SFAS No.144 ‘‘Accounting for the Impairment or Disposal of Long-lived Assets’’. The standard requires that long-lived assets and

2.    Significant Accounting Policies – Continued

certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The Company had no impairment losses in any of the periods presented.

Vessels’ Depreciation:    The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of their construction.

Accounting for Special Survey and Dry-docking Costs:    Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the period incurred.

Deferred Finance Charges:    Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations – Crew:    The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Expenses:    Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter revenues are recognized over the term of the charter as services are provided. Time charter revenues received in advance are recorded as liabilities (deferred income) until charter services are rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.

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

Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the years ended December 31, 2004, 2005 and 2006.

Income Taxes:    The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do not levy tax on income, but rather a tonnage tax on the vessel. (Note 19)

2.    Significant Accounting Policies – Continued

Derivatives:    The SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. At December 31, 2005, there was an interest rate swap outstanding with an approximate fair value of $67,000 (liability). On December 31, 2006, the Company had three interest rate swaps outstanding with an approximate fair value of $35,902 (liability). Changes in the estimated fair value of those instruments are recognized in the consolidated statement of income.

During 2006, the Company engaged in an interest rate swap agreement in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Note 12, 13). This swap agreement is designated and qualifies as a cash flow hedge. Its fair value is included in financial instruments in the accompanying 2006 consolidated balance sheet with changes in the effective portion of the instrument’s fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the consolidated statements of income. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings.

In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings. It is the Company’s intention to hold this swap agreement to maturity.

Recent Accounting Pronouncements:    In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.’’ SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is

2.    Significant Accounting Policies – Continued

effective for fiscal years beginning after December 15, 2006. Based on the Company’s expectation that it will continue not to be liable for income taxes either in the country of our organization or in the United States of America, it does not expect the adoption of FIN 48 to have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under US GAAP. As a result of SFAS 157, there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the applicability of SFAS No. 157 to our financial position, results of operations or cash flows.

In September 2006, the SEC staff issued SAB Topic 1N, ‘‘Financial Statements – Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’ (SAB No. 108), which addresses how to quantify the effect of an error on the financial statements. SAB No. 108 was effective for our fiscal year ended December 31, 2006. The adoption of SAB No. 108 did not have an effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, ‘‘Accounting for Planned Major Maintenance Activities.’’ FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities, but continues to permit the application of the other three alternative methods of accounting for planned major activities: direct expense, built-in overhaul, and deferral. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company expects to continue applying direct expense accounting method for dry-docking costs. As such, FSP AUG AIR-1 is not expected to have significant impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS 159’’), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have an effect on its consolidated financial position, results of operations or cash flows.

3.    Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. The daily management fee rate is adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the prior calendar quarter. During the years ended December 31, 2004, 2005 and 2006, daily management fee was an average of $390 and $125, $390 and $125, and $385 and $123 depending whether the vessel was on bareboat charter. For the period/years ended December 31, 2004, 2005 and 2006, total brokerage commissions of 1.25% amounted to $21,741, $436,201 and $882,589, respectively, and were included in voyage expenses. For the period/years ended December 31, 2004, 2005 and 2006, the management fees were $111,540, $1,473,080 and $3,068,609, respectively.

3.    Transactions with Related Party – Continued

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the period/years ended December 31, 2004, 2005 and 2006, the amounts of $350,500, $1,955,450 and $785,550, respectively, were capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to four unaffiliated ship-management companies, V.Ships Limited (‘‘V.Ships’’), Tesma Singapore Pte Ltd (‘‘Tesma’’), Hanseatic Shipping Co. Ltd (Cyprus) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel. Such fees for the period/years ended December 31, 2004, 2005 and 2006 amounted to $75,300, $845,144 and $1,391,123, respectively, and are included in the total management fees of $111,540, $1,473,080 and $3,068,609.

The Manager maintained and handled the cash generated from the vessels’ operations up to March 21, 2005. Subsequently, bank accounts were opened in the name of StealthGas Inc. for all the vessels owned. The current account balance with the Manager at December 31, 2005 and 2006 was a liability of $1,549,837 and $2,198,456, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a three-year cancelable agreement for the provided office facilities. Rental expense for the years ended December 31, 2005 and 2006 amounted to $29,035 and $30,022, respectively.

4.    Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2005	December 31, 2006
Bunkers	126,529	240,692
Lubricants	273,095	506,182
Total	399,624	746,874

5.    Advances for Vessels Under Construction

The amount shown in the accompanying consolidated balance sheets for the year ended December 31, 2006 amounting to $3,483,750 represents advance payments to sellers for two under construction vessels, named ‘‘Gas Flawless’’ (formerly ‘‘Sunny Dream’’, a 6,300 cbm LPG carrier), subsequently delivered to the Company on February 1, 2007, and the ‘‘Gas Haralambos’’ (formerly ‘‘Happy Dream’’, a 7,000 cbm LPG carrier) with expected delivery in October 2007. The total purchase price of these two new vessels is $46,125,000.

6.    Vessels

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2004 (restated)	37,660,476	(264,458)	37,396,018
Acquisitions	197,979,788	—	197,979,788
Depreciation for the year	—	(5,611,942)	(5,611,942)
Balance, December 31, 2005	235,640,264	(5,876,400)	229,763,864
Acquisitions	81,244,709	—	81,244,709
Depreciation for the year	—	(13,058,316)	(13,058,316)
Balance, December 31, 2006	316,884,973	(18,934,716)	297,950,257

Vessels cost are analyzed as follows:

	Vessel	Purchase price	Brokerage fee	Pre-delivery expenses	Interest income earned on 10% deposit	Fair value of acquired Time charter (Note 9)	Total acquisition cost
1	Ming Long	8,316,000	84,000	86,549	—	—	8,486,549
2	Gas Tiny	1,225,000	12,250	73,238	—	—	1,310,488
3	Gas Courchavel	9,652,500	97,500	56,677	—	—	9,806,677
4	Gas Shanghai	9,801,000	99,000	55,554	—	—	9,955,554
5	Gas Emperor	11,385,000	115,000	30,753	(826)	—	11,529,927
6	Gas Ice	9,500,000	95,000	22,102	(2,515)	—	9,614,587
7	Gas Arctic	9,500,000	95,000	32,281	(2,590)	—	9,624,691
8	Birgit Kosan	12,500,000	125,000	10,860	(4,472)	—	12,631,388
9	Gas Amazon	9,250,000	92,500	129,070	(4,919)	—	9,466,651
10	Gas Prodigy	5,775,000	57,750	118,458	—	2,150,000	8,101,208
11	Gas Chios	11,000,000	110,000	45,418	(1,537)	—	11,153,881
12	Gas Legacy	12,500,000	125,000	74,495	(8,606)	—	12,690,889
13	Gas Cathar	19,557,135	196,950	14,703	(5,496)	—	19,763,292
14	Gas Marathon	14,400,000	144,000	7,692	(10,370)	—	14,541,322
15	Gas Crystal	8,500,000	85,000	40,533	(6,028)	—	8,619,505
16	Gas Sincerity	14,949,000	151,000	16,676	(3,451)	(265,000)	14,848,225
17	Catterick	12,592,800	127,500	38,819	(950)	(421,000)	12,337,169
18	Gas Monarch	14,000,000	140,000	14,700	(8,831)	—	14,145,869
19	Gas Oracle	4,850,000	48,500	36,423	(495)	700,000	5,634,428
20	Gas Spirit	15,345,000	155,000	9,420	(1,131)	406,000	15,914,289
21	Gas Zael	14,830,000	150,000	41,828	(1,095)	491,000	15,511,733
22	Gas Czar	9,731,700	98,300	36,400	(826)	479,000	10,344,574
23	Gas Eternity	12,625,000	126,250	21,588	—	—	12,772,838
24	Gas Fortune	9,500,000	95,000	(9,249)	(258)	—	9,585,493
25	Sir Ivor	15,700,000	157,000	15,065	(3,541)	479,000	16,347,524
26	Lyne	11,000,000	110,000	11,002	(1,567)	483,000	11,602,435
27	Gas Nemesis	10,365,000	105,000	27,936	(2,439)	201,000	10,696,497
28	Batangas	9,400,000	94,000	15,073	(1,783)	340,000	9,847,290
	Total acquisition cost	307,750,135	3,091,500	1,074,064	(73,726)	5,043,000	316,884,973

7.     Deferred Finance Charges

Deferred finance charges amounting to $367,000 represent fees paid to the lenders for obtaining the related loans, net of amortization. For the year December 31, 2006, the amortization of financing costs amounted to $46,080 ($41,344 for the year ended December 31, 2005) and is included in Interest and finance costs in the accompanying consolidated statements of income.

8.     Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2005	December 31, 2006
Interest on long-term debt	394,488	1,544,473
Lease expense	39,540	—
Administrating expenses	—	1,049,836
Vessels’ operating and voyage expenses	1,201,012	2,087,179
Total	1,635,040	4,681,488

9.    Fair value of acquired time charter

The fair value of the time charters acquired at below / (above) fair market charter rates on the acquisition of the vessels is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. The amounts of $307,143, $1,907,622 and $1,835,672 are included in voyage revenue for the period/years ended December 31, 2004, 2005 and 2006, respectively.

Vessel	End of Time Charter	Fair value of acquired time Charter	Total accumulated amortization at December 31, 2005	Amortization for year ended December 31, 2006	Unamortized balance at December 31, 2006
Fair value of acquired time charter – Asset
Gas Sincerity	July 2006	(265,000)	51,681	213,319	—
Catterick	January 2007	(421,000)	36,565	360,717	(23,718)
Total		(686,000)	88,246	574,036	(23,718)
Fair value of acquired time charter – Liability
Gas Prodigy	March 2006	2,150,000	(1,781,429)	(368,571)	—
Gas Oracle	May 2006	700,000	(461,741)	(238,259)	—
Gas Spirit	June 2006	406,000	(31,071)	(374,929)	—
Gas Zael (ex Feisty Gas)	August 2006	491,000	(28,770)	(462,230)	—
Gas Czar	November 2006	479,000	—	(479,000)	—
Sir Ivor	April 2009	479,000	—	(98,406)	380,594
Lyne	April 2009	483,000	—	(101,732)	381,268
Gas Nemesis	November 2006	201,000	—	(201,000)	—
Batangas	June 2008	340,000	—	(85,581)	254,419
Total		5,729,000	(2,303,011)	(2,409,708)	1,016,281
		5,043,000	(2,214,765)	(1,835,672)	992,563

10.    Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounted to $2,284,578 and $2,889,998 represent time charter revenues received in advance for the years ended December 31, 2005 and 2006, respectively.

11.    Customer Deposits

These amounts represent deposits received from charterers as guarantees and comprised as follows:

(a)    On September 26, 2006 an amount of $1,320,000 received from the bareboat charterer of LPG carrier ‘‘Ming Long’’ which is equal to one-year hire. This amount plus any interest earned ($3,272 for the year ended December 31, 2006) will be returned to the charterer at the end of the three years bareboat charter.

(b)    On December 6, 2006 an amount of $660,000 received from the charterer of LPG carrier ‘‘Gas Oracle’’ which is equal to three-months hire. This amount will be returned to the charterer at the end of the one years charter or when an acceptable letter of guarantee presented to the Company.

12.    Long-term Debt

The total long-term debt of the Company is analyzed as follows:

	December 31, 2005	December 31, 2006
Current portion of long-term debt	12,627,000	16,149,600
Long-term debt	85,079,000	124,798,640
Total Long-term debt	97,706,000	140,948,240

(a)    In March 2005, the Company entered into a $54,000,000 loan agreement with Fortis Bank (the ‘‘Fortis Loan’’). On June 10, 2005, on August 19, 2005, on November 19, 2005 and on February 19, 2006 the amounts of $3,580,500, $1,356,750, $1,356,750 and $1,356,750 respectively, were repaid, leaving an outstanding balance of $46,349,250. The term loan was fully drawn down on May 17, 2005 and was repayable in 32 equal consecutive quarterly installments from June 2005 through May 2013, of $1,356,750 plus a balloon payment of $7,003,500 payable together with the last installment. The term loan charged interest at LIBOR plus 0.90% and was secured by a first priority mortgage over the nine vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts. Bank loan interest expense for the year ended December 31, 2006 amounted to $688,749 ($1,701,535 for the year ended December 31, 2005) and is included in Interest and finance costs in the accompanying consolidated statements of income.

The outstanding balance was repaid from the refinancing as described below on May 31, 2006.

In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the ‘‘Fortis-Athens Loan’’). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006 respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the ‘‘Fortis Loan’’ described above.

The term loan is repayable from August 2006 through June 2016 in forty quarterly instalments. The total facility loan will be repaid in four quarterly instalments of $2,200,000 each, eight quarterly instalments of $1,640,000 each, and twenty-eight quarterly instalments of $1,560,000 each plus a balloon payment of $14,250,000 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the twelve vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

12.    Long-term Debt – Continued

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the amount outstanding under the term loan, to maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank at all times, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than 2.5:1 and that at least 30% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends.

At December 31, 2006, the Company was in compliance with all covenants under the term loan and the amount outstanding of $75,450,000 bore an average interest rate (including the margin) of 6.01%.

Bank loan interest expense for the year ended December 31, 2006 amounted to $3,101,635 and is included in Interest and finance costs in the accompanying consolidated statements of income.

(b)    In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the ‘‘DnB Loan’’). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005 and was repayable from June 2006 through December 2015. In March 2006, the Company increased its facility by an additional $14,000,000 for a total of $64,000,000 by DnB NOR bank. The new term loan was fully drawn down in March 9, 2006 and new total loan is repayable from September 2006 through March 2016. The total facility loan will be repaid in two semi-annual instalments of $4,608,000 each, four semi-annual instalments of $3,072,000 each, and fourteen semi-annual instalments of $2,304,000 each plus a balloon payment of $10,240,000 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.70% and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than or equal to 2.5:1 and that at least 30% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

At December 31, 2006, the Company was in compliance with all covenants under the term loan and the amount outstanding was $59,392,000 and bore an average interest rate (including the margin) of 5.71%.

Bank loan interest expense for the year ended December 31, 2006 amounted to $3,507,733 ($178,313 for the year ended December 31, 2005) and is included in interest and finance costs in the accompanying consolidated statements of income.

(c)    In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual instalments of $473,760 each, four semi-annual instalments of $315,840 each, and fourteen semi-annual instalments of $236,880 each plus a balloon payment of $1,052,800 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the vessel involved plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

12.    Long-term Debt – Continued

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than 2.5:1 and that at least 30% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

At December 31, 2006, the Company was in compliance with all covenants under the term loan and the amount outstanding was $6,106,240 and bore an average interest rate (including the margin) of 6.30%.

Bank loan interest expense for the year ended December 31, 2006 amounted to $215,247 and is included in interest and finance costs in the accompanying consolidated statements of income.

The annual principal payments to be made, for the three loans, after December 31, 2006 are as follows:

Year ended	Amount
2007	16,149,600
2008	13,335,680
2009	12,328,720
2010	11,321,760
2011	11,321,760
Thereafter	76,490,720
Total	140,948,240

13.    Interest Rate Swap Agreement

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap on the ‘‘Fortis Loan’’. The initial amount of the swap was $22,549,000 amortizing to $4,764,250 over its six-year life commencing May 30, 2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. As of December 31, 2006, the fair value of the instrument was $198,273 (asset) ($67,000 liability for the year ended December 31, 2005).

On January 23, 2006, the Company entered into an agreement to enter into an interest rate swap on the ‘‘DnB Loan’’. The initial amount of the swap was $22,500,000 amortizing to $4,410,000 over its ten-year life commencing March 9, 2006. If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 1.23%. As of December 31, 2006, the fair value of the instrument was $169,846 (asset).

On May 22, 2006, the Company entered into an agreement to enter into an interest rate swap on the ‘‘DnB Loan’’ in order to hedge the Company’s variable interest rate exposure. The amount of the swap will be $25,000,000 over its five-year life commencing September 11, 2006. The rate is fixed throughout the period at 5.42%.

On December 7, 2006, the Company put in place the required documentation to allow the fair value of this swap arrangement to be recorded as a component of other comprehensive income. Prior to this date such documentation was not in place. As such, until December 6, 2006, the fair value of

13.    Interest Rate Swap Agreement   –   Continued

the instrument was recorded entirely in the balance sheet, in the amount of $649,455 (liability) with changes in its fair value currently recognized in the consolidated statement of income.

Thereafter, the fair value of the instrument as of December 31, 2006 was $404,021 (liability) and the change in its fair value was recorded entirely as a component of other comprehensive income with the ineffective portion of the change in the fair value of the instrument amounted to $21,672 was immediately recognized in the consolidated statement of income.

14.    Common Stock

The total authorized common stock of the Company is 100,000,000 shares. On August 26, 2005, the Company effected a 60,000-for-one stock split. All share and per share data give retroactive effect to the stock split. On October 5, 2005 the Company completed its initial public offering. It issued eight million additional shares bringing the total number of shares outstanding to fourteen million. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a director of STEALTHGAS INC., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006 and the Company now has 14,400,000 common shares outstanding.

15.    Additional Paid-in Capital

For the years ended December 31, 2004, 2005 and 2006, the amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

Included in paid-in capital is the value of executive management services provided through the management agreement with Stealth Maritime S.A. to the Company, as well as the value of the lease expense for the office space that are provided to the Company at no extra charge by Stealth Maritime S.A. The value of the above services is estimated at $35,100 and $243,750 (excluding office space) for the years ended December 31, 2004 and 2005 respectively, and is recorded as general and administrative expenses in the accompanying consolidated statements of income and as a contribution to paid-in capital in the related accompanying statements of changes in stockholders’ equity.

On October 5, 2005, the Company completed its initial public offering. It issued eight million additional shares at a cost of $14.50 per share less issuance costs of $8,614,657. The remaining amount of $80,000 has increased the capital stock.

The paid in capital and retained earnings of the Vafias Group represents the repayment in 2005 to the shareholder of the Vafias Group of LPG Carriers, the capital contributed by them of $54,898,497 and the losses of $16,947 of the companies whose vessels were sold to subsidiaries of StealthGas Inc.

The $6,312,500 reduction of additional paid in capital in 2005 represents the difference in the acquisition cost of the vessels of companies acquired from the Vafias Group as part of the Vafias Group of LPG Carriers for those vessels. For accounting purposes, this difference is treated as deemed dividends.

15.    Additional Paid-in Capital   –   Continued

Deemed dividends recorded in 2006 reduced additional paid in capital by $287,500. It represents the difference in the acquisition cost paid by the Company for the ‘‘Gas Eternity’’ compared to the price paid by the Vafias Group as part of the Vafias Group of LPG Carriers.

The amount of $99,870 of the company whose vessel was sold to subsidiary of StealthGas Inc. represents the earnings for the year ended December 31, 2006 of the shareholder of the Vafias Group of LPG Carriers.

16.    Equity Compensation Plan

The Company’s board of directors has adopted an Equity Compensation Plan (‘‘the Plan’’), under which the Company’s employees, directors or other persons or entities providing significant services to us or our subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time. The Plan expires ten years from the date of adoption. No awards under the Plan were granted as of December 31, 2006.

17.    Dividends Paid

On July 4, 2005, the Company proposed and approved a dividend to its sole shareholder of $10 million which was paid on July 13, 2005.

On January 6, 2006 the Company’s Board of Directors declared a cash dividend of $0.1875 cents per common share, payable to stockholders of record on the January 17, 2006. The total amount of $2,625,000 was paid on January 25, 2006.

On May 4, 2006 the Company’s Board of Directors declared a cash dividend of $0.1875 cents per common share, payable to stockholders of record on the May 15, 2006. The total amount of $2,625,000 was paid on May 25, 2006.

On August 18, 2006 the Company’s Board of Directors declared a cash dividend of $0.1875 cents per common share, payable on the September 5, 2006 to stockholders of record on the August 31, 2006. The total amount of $2,700,000 was paid on September 1, 2006.

On November 21, 2006 the Company’s Board of Directors declared a cash dividend of $0.1875 cents per common share, payable on the December 5, 2006 to stockholders of record on the December 1, 2006. The total amount of $2,700,000 was paid on December 1, 2006.

18.    Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

Voyage Expenses	Period ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Port expenses	83,671	504,224	1,330,146
Bunkers	183,107	1,020,946	2,631,535
Commissions charged by third parties	49,684	688,640	1,266,939
Commissions charged by related party	21,741	436,201	882,589
Under water cleaning	—	—	8,464
Other voyage expenses	3,000	38,144	94,131
Total	341,203	2,688,155	6,213,804

Vessels’ Operating Expenses	Period ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Crew wages and related costs	426,800	5,095,177	10,552,858
Insurance	54,445	729,552	1,611,013
Repairs and maintenance	34,892	753,726	2,125,502
Spares and consumable stores	196,403	1,878,675	3,596,043
Miscellaneous expenses	46,470	638,446	1,588,928
Total	759,010	9,095,576	19,474,344

19.    Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

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

In addition, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

20.    Financial Instruments

The principal financial assets of the Company consist of cash, accounts receivable due from charterers and related party. The principal financial liabilities of the Company consist of accounts payable due to suppliers, related party and the loan repayable to the bank. The recorded value of all

18.    Voyage Expenses and Vessel Operating Expenses   —   Continued

of the Company’s financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

21.    Commitments and Contingencies

•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. Rental expense for the year ended December 31, 2006 was $30,022 ($29,035 for the year ended December 31, 2005). In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. Rental expense for the year ended December 31, 2006 was $43,049 ($8,340 for the year ended December 31, 2005).

Future rental commitments were payable as follows:

December 31,	Office Lease	Car Rent	Total
2007	31,594	45,021	76,615
2008	—	37,517	37,517
	31,594	82,538	114,132

•	As described in Note 5 above, in December 2006 the Company entered into separate memoranda of agreement with no related parties to acquire two under construction vessels. As of December 31, 2006, the unpaid balance of the purchase price for these vessels was $42,641,250, net of $3,483,750 already advanced to the sellers.

22.    Subsequent Events

(a)	On January 4, 2007 the Company signed a commitment letter with the DnB NOR Bank to finance the acquisition of one new, under construction LPG vessel, named ‘‘Gas Flawless’’, by one of the Company’s wholly owned subsidiaries. The senior secured term loan facility amounted to $20,317,500 and was fully drawn down on January 30, 2007 and is repayable in eighteen semi-annual instalments of $790,125 each plus a balloon payment of $6,095,250 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.70% and is secured by a first priority mortgage over the vessel involved and cross-collateralized with security vessels under the ‘‘DnB Loan’’ plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

(b)	On February 1, 2007, the Company took delivery of the ‘‘Gas Flawless’’ (formerly Sunny Dream).

(c)	On February 23, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 cents per common share, payable on the March 12, 2007 to stockholders of record on the March 5, 2007.

(d)	On February 28, 2007, the Company entered into separate memoranda of agreement to acquire two additional vessels named ‘‘Gas Icon’’ (formerly ‘‘Dorado Gas’’) and ‘‘Gas Sophie’’ (formerly ‘‘Virgo Gas’’) which are going to be delivered in July and October, 2007, respectively.

22.    Subsequent Events   –   Continued

(e)	On March 30, 2007, the Company entered into separate memoranda of agreement with affiliated parties to acquire two additional vessels named ‘‘Gas Kalogeros’’ and ‘‘Gas Sikousis’’ which are going to be delivered both on July, 2007.

The aggregate purchase price for the above four vessels is $51,000,000.

(f)	On April 17, 2007 the Company signed a commitment letter with the Scotiabank Europe plc to finance the acquisition of the above four vessels, detailed in (d) and (e), by the Company’s wholly owned subsidiaries. The senior secured term loan facility amounted to $46,875,000 and will be fully drawn down no later than eight months from the date of commitment letter signed in two tranches. The first tranche amounted to $12,375,000 will be repayable in one instalment of $462,891 six months after the drawdown following fifteen semi-annual instalments of $617,188 each plus a balloon payment of $2,654,289 payable together with the last instalment. The second tranche amounted to $34,500,000 will be repayable, with the first instalment commencing six months after the drawdown, in twenty semi-annual instalments of $1,060,000 each, plus a balloon payment of $13,300,289 payable together with the last instalment. The term loan will charge interest at LIBOR plus 0.70% and will be secured by first priority mortgages over the vessels ‘‘Gas Icon’’ (formerly ‘‘Dorado Gas’’), ‘‘Gas Sophie’’ (formerly ‘‘Virgo Gas’’), ‘‘Gas Kalogeros’’ and ‘‘Gas Sikousis’’ plus a first priority mortgage over the vessel ‘‘Gas Zael’’, already owned by the Company. Plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention account, and the corporate guarantee of StealthGas Inc.

(g)	On April 30, 2007, the Company entered into a memorandum of agreement to acquire one additional vessel named ‘‘Sea Bird II’’, which was subsequently delivered on May 18, 2007.

(h)	On May 8, 2007, the Company entered into three separate memoranda of agreement to acquire three additional vessels named ‘‘Gas Renovatio’’(formerly ‘‘Cheviot’’), ‘‘Chiltern’’ and ‘‘Gas Evoluzione’’ (formerly ‘‘Grampian’’), the latter of which are going to be delivered in June and July 2007, respectively. The ‘‘Gas Renovatio’’ was delivered on May 29, 2007.

The aggregate purchase price of the above four vessels is $38,184,000.

(i)	On May 16, 2007, the Company entered into a 60 day unsecured bridge facility with its affiliate Brave Maritime Corporation Inc. in the amount of $35,000,000 at a margin of 0.80% over three month Libor. The facility is extendable at the Company’s option for a further 60 day at the expiry of the facility.

Schedule I — Condensed Financial Information of Stealthgas Inc. (Parent Company Only)
Balance Sheets
December 31, 2005 and December 31, 2006
(Expressed in United States Dollars, except for share data)

	December 31,
	2005	2006
Assets
Current assets
Cash and cash equivalents	21,525,842	8,297,999
Advances and prepayments	119,404	100,905
Total current assets	21,645,246	8,398,904
Non current assets
Investments in subsidiaries	150,902,710	236,139,320
Total non current assets	150,902,710	236,139,320
Total assets	172,547,956	244,538,224
Liabilities and Stockholders’ Equity
Current liabilities
Overdraft facility	200,000	—
Payable to related parties	20,502,481	77,924,386
Trade accounts payable	235,560	184,476
Other accrued liabilities	435,588	2,591,232
Total current liabilities	21,373,629	80,700,094
Non current liabilities
Derivative liability	67,000	35,902
Total non current liabilities	67,000	35,902
Total liabilities	21,440,629	80,735,996
Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized, 14,000,000 and 14,400,000 shares issued and outstanding with a par value of $0.01, per share	140,000	144,000
Additional paid-in capital	145,883,121	150,607,621
Retained earnings	5,084,206	12,826,845
Accumulated other comprehensive income	—	223,762
Total stockholders’ equity	151,107,327	163,802,228
Total liabilities and stockholders’ equity	172,547,956	244,538,224

Schedule I — Condensed Financial Information of Stealthgas Inc. (Parent Company Only)
Statements of Income
For the period from October 12, 2004 to December 31, 2004 and for the years ended
December 31, 2005 and 2006
(Expressed in United States Dollars, except for share data)

	December 31,
	2004	2005	2006
Expenses
General and administrative expenses	35,100	748,381	3,435,232
Total expenses	35,100	748,381	3,435,232
Other income and (expenses)
Change in fair value of derivatives	—	(67,000)	(192,664)
Interest income	—	746,122	633,264
Foreign exchange loss	—	(5,370)	(6,016)
Other income, net	—	673,752	434,584
Equity in earnings of subsidiaries	566,308	14,610,680	21,493,157
Net income	531,208	14,536,051	18,492,509
Earnings per share, basic and diluted	0.09	1.84	1.31
Weighted average number of shares, basic and diluted	6,000,000	7,906,849	14,161,096

Schedule I — Condensed Financial Information of Stealthgas Inc. (Parent Company Only)
Statements of Cash Flows
For the period from October 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006
(Expressed in United States Dollars)

	December 31,
	2004	2005	2006
Cash flows from operating activities
Net income for the year	531,208	14,536,051	18,492,509
Items included in net income not affecting cash flows:
Equity in earnings of subsidiaries	(566,308)	(14,610,680)	(21,493,157)
Non cash general and administrative expenses	35,100	243,750	—
Net loss/(income) of vessel acquired from the Vafias Group	—	16,947	(99,870)
Change in fair value of derivatives	—	67,000	192,664
Changes in operating assets and liabilities:
(Increase)/Decrease in
Advances and prepayments	—	(119,404)	18,499
Dividends received from subsidiaries	—	10,000,000	10,650,000
Increase/(Decrease) in
Payable to related party	—	20,502,481	57,421,905
Trade accounts payable	—	235,560	(51,084)
Other accrued liabilities	—	435,588	2,155,644
Net cash provided by operating activities	—	31,307,293	67,287,110
Cash flows from investing activities
Investments in subsidiaries	(36,817,048)	(108,908,674)	(74,393,453)
Net cash (used in) investing activities	(36,817,048)	(108,908,674)	(74,393,453)
Cash flows from financing activities
Capital stock	60,000	80,000	4,000
Additional paid-in capital	36,757,048	62,752,877	5,012,000
Deemed dividends	—	(6,312,500)	(287,500)
Initial Public Offering	—	116,000,000	—
Issuance costs	—	(8,694,657)	—
Vafias group of LPG carriers	—	(54,898,497)	—
Dividends paid	—	(10,000,000)	(10,650,000)
Overdraft facility	—	200,000	(200,000)
Net cash provided by (used in) financing activities	36,817,048	99,127,223	(6,121,500)
Net Increase (decrease) in cash and cash equivalents	—	21,525,842	(13,227,843)
Cash and cash equivalents at beginning of year	—	—	21,525,842
Cash and cash equivalents at end of year	—	21,525,842	8,297,999

Schedule I — Notes to the Condensed Financial Information of StealthGas Inc. (the ‘‘Parent Company’’)
(Expressed in United States Dollars)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Company, during the years ended December 31, 2005 and 2006, received cash dividends from its subsidiaries of $10,000,000 and $10,650,000 respectively, which was simultaneously distributed to shareholders of record.

The Parent Company is joint and several borrower under the Fortis Bank loan and a guarantor under DnB NOR Bank loan. See Note 12 ‘‘Long-term Debt’’ to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.