Form 20-F
period 2007-12-31
StealthGas Inc.
filed 2008-06-11
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Andrew J. Simmons
331 Kifissias Avenue, Erithrea 14561, Athens, Greece
Telephone: (011) (30) (210) 625 0001
Facsimile: (011) (30) (210) 625 0018

(Name, Address, Telephone Number and Facsimile Number of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007 was:

Common Stock, par value $0.01 per share                                                                    22,284,105 shares

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

Large accelerated filer                     Accelerated filer                     Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP     International Financial Reporting Standards     Other

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional political conditions;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	statements about shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	future LPG prices and production;

•	future supply and demand for natural gas of which LPG is a byproduct;

•	our ability to obtain additional financing; and

•	expectations regarding vessel acquisitions.

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

We use the term cubic meters, or ‘‘cbm,’’ in describing the size of our liquefied petroleum gas carriers and the term deadweight tones, or ‘‘dwt,’’ in describing the size of our product tankers. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data and are shown in U.S. dollars, other than share and fleet data. The table should be read together with ‘‘Item 5. Operating and Financial Review and Prospects.’’ The selected consolidated financial data of StealthGas is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, and have been audited for the period ended December 31, 2004 and the years ended December 31, 2005, 2006 and 2007 by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte.

Our audited consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheets as of December 31, 2006 and 2007, together with the notes thereto, are included in ‘‘Item 18. Financial Statements’’ and should be read in their entirety. The selected consolidated income statement data for the period ended December 31, 2004 and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not in ‘‘Item 18. Financial Statements.’’

	Period from October 12, 2004 through December 31, 2004	Year ended December 31,
		2005	2006	2007
INCOME STATEMENT DATA
Revenues:
Voyage revenues	$2,048,006	$36,644,591	$73,259,369	$89,995,123
Operating expenses:
Voyage expenses	341,203	2,688,155	6,213,804	5,369,546
Vessels operating expenses	759,010	9,095,576	19,474,344	25,435,578
Dry-docking costs	—	470,384	2,243,395	314,181
Management fees	111,540	1,473,080	3,068,609	4,126,610
General and administrative expenses	35,100	779,539	3,457,688	5,024,912
Depreciation	264,458	5,611,942	13,058,316	16,546,692
Total expenses	1,511,311	20,118,676	47,516,156	56,817,519
Income from operations	536,695	16,525,915	25,743,213	33,177,604
Interest and finance costs	—	(2,685,207)	(7,705,602)	(9,831,404)
Change in fair value of derivatives	—	(67,000)	(192,664)	(2,573,992)
Interest income	47	780,434	735,090	1,888,070
Foreign exchange loss	(5,534)	(18,091)	(87,528)	(122,171)
Other expenses, net	(5,487)	(1,989,864)	(7,250,704)	(10,639,497)
Net income	$531,208	$14,536,051	$18,492,509	$22,538,107
Earnings per share, basic and diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	$0.09	$1.84	$1.31	$1.26
Weighted (and diluted) average number of shares outstanding (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	6,000,000	7,906,849	14,161,096	17,943,346
Dividends declared per share, basic and diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)*	—	1.67	0.75	0.75

	As of December 31,
	2004	2005	2006	2007
BALANCE SHEET DATA
Current assets, including cash	$1,316,069	$26,016,248	$17,891,738	$69,497,341
Total assets	40,617,369	256,978,768	319,605,321	477,593,326
Current liabilities	3,234,013	20,725,441	28,628,998	37,372,666
Derivative liability	—	67,000	35,902	3,288,989
Total long-term debt, including current portion	—	97,706,000	140,948,240	145,758,529
Total stockholders’ equity	37,383,356	151,107,327	163,802,228	303,030,788
Capital stock (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	60,000	140,000	144,000	222,841
Common shares outstanding (retroactively adjusted for 60,000-to-1 split effected on August 26, 2005)	6,000,000	14,000,000	14,400,000	22,284,105

	Period from October 12, 2004 through December 31, 2004	Year ended December 31,
		2005	2006	2007
OTHER FINANCIAL DATA
Net cash provided by operating activities	$598,710	$24,414,729	$33,224,984	$47,704,497
Net cash used in investing activities	(37,415,758)	(197,780,709)	(84,282,368)	(149,636,615)
Net cash provided by financing activities	36,817,048	196,576,223	38,994,012	123,900,119
FLEET DATA
Average number of vessels(1)	2.3	11.9	25.9	32.8
Total voyage days for fleet(2)	286	4,288	9,346	11,871
Total time and bareboat charter days for fleet(3)	174	4,105	8,209	11,170
Total spot market days for fleet(4)	112	183	1,137	701
Total calendar days for fleet(5)	286	4,334	9,451	11,986
Fleet utilization(6)	100%	98.9%	98.9%	99.0%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$5,968	$7,919	$7,174	$7,129
Vessel operating expenses(8)	2,654	2,099	2,061	2,122
General and administrative expenses	123	180	366	419
Management fees	390	340	325	344
Total operating expenses(9)	3,167	2,279	2,426	2,541

*	As a privately held company, we paid no dividends in 2004 and an aggregate dividend of $10.0 million in July 2005. We paid no dividends in 2005 after becoming a public company in October 2005. We paid our first quarterly dividend since becoming a public company in October 2005, of $0.1875 per share, in January 2006. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See ‘‘Item 3. Risk Factors — Risks Related to Our Common Stock — We may not be able to pay cash dividends on our Common Stock as intended’’ and ‘‘Item 8. Financial Information — Dividend Policy.’’
(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenues or ‘‘TCE revenues’’ by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. It is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Reconciliation of TCE revenues as reflected in the consolidated statement of income and calculation of TCE rate follow:

	Period from October 12, 2004 through December 31, 2004	Year ended December 31,
		2005	2006	2007
Voyage revenues	$2,048,006	$36,644,591	$73,259,369	$89,995,123
Voyage expenses	(341,203)	(2,688,155)	(6,213,804)	(5,369,546)
Time charter equivalent revenues	$1,706,803	$33,956,436	$67,045,565	$84,625,577
Total voyage days for fleet	286	4,288	9,346	11,871
Time charter equivalent (TCE) rate	$5,968	$7,919	$7,174	$7,129

(8)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(9)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization at December 31, 2007 and an actual basis and as adjusted to reflect additional debt of (i) $99.13 million drawn under our facilities with DnB NOR Bank, Deutsche Bank and Scotia Capital Europe, (ii) the grant on March 18, 2008 of 26,005 restricted shares of our common stock to our Deputy Chairman and certain employees of our manager providing services to us and (iii) debt repayments in the amount of $8.7 million made from January 1, 2007 to May 1, 2008. There has been no material change to our capitalization since December 31, 2007 as so adjusted.

This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein.

	As of December 31, 2007
	Actual	As Adjusted
In thousands of U.S. Dollars
Long-term debt obligations (including current portion)*	$145,758,529	$236,193,721
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 22,284,105 issued and outstanding and 22,310,110(1) shares issued and outstanding as adjusted	$222,841	$223,101
Additional paid-in capital	$281,612,867	$282,113,258
Retained earnings	$21,650,412	$21,650,412
Total stockholders’ equity	$303,486,120	$303,986,771
Total capitalization	$449,244,649	$540,180,492

*	All of our indebtedness is secured.
(1)	Includes 26,005 restricted shares awarded on March 18, 2008.

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

Charter rates for handy size LPG carriers reached historically high levels during 2005, declined overall during the course of 2006, then increased during latter part of 2006 and this increase continued throughout 2007 and into the early months of 2008. Future demand for LPG carriers and charter rates will depend on continued economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it.

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

Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects

Some LPG products we carry are used in cyclical businesses such as the manufacturing of plastics and in the chemical industry and, accordingly, a slackening of demand in those industries could adversely affect the LPG carrier industry. Moreover, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. Such growth may not be sustained and these countries’ economies may experience a slowdown or recession in the future. Moreover, any further deterioration in the economy of the United States or any slowdown the European Union may adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by an economic downturn in any of these countries or regions.

If the demand for LPG products and LPG shipping does not continue to grow, our business, results of operations and financial condition could be adversely affected

Our growth depends on continued growth in world and regional demand for LPG products and LPG shipping, all of which could be adversely affected by a number of factors, such as:

•	increases in the cost of petroleum and natural gas from which LPG is derived;

•	increases in the production and demand for industrial and residential area petroleum gas in areas linked by pipelines to consuming areas, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets;

•	decreases in the consumption of LPG or natural gas due to increases in its price relative to other energy sources or other factors making consumption of LPG or natural gas less attractive;

•	availability of new, alternative energy sources;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry; and

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption.

Reduced demand for LPG products and LPG shipping would have a material adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our LPG carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter-to-quarter. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas

As of the current period, there has been a strong supply for and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. However it should be noted that several of these projects have experienced delays for various reasons in their completion and thus the expected increase in the supply of LPG from these projects maybe delayed by up to two years on average in our estimation. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels. A significant reduction in the supply of LPG would ultimately have a material adverse impact on our revenues, operations and future growth.

Because the market value of our vessels are currently at high levels and may fluctuate significantly, we may incur losses when we sell our vessels, which may adversely affect our earnings and possibly lead to defaults under our loan agreements

The market value of our LPG carriers, which are currently at high levels, may fluctuate depending on a number of factors including:

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

The product carrier shipping sector is cyclical, which may lead to lower charter rates and lower vessel values

The medium range, or M.R., type product carrier shipping sector is also cyclical with attendant volatility in charter rates and vessel values. The daily time charter equivalent rate for one year in the Far East is currently for such vessels $14,500 per day compared to a year to date average of $20,500 per day time charter equivalent rate. In Europe the current daily time charter equivalent rate is $30,000 per day compared to a year to date average $18,500 per day time charter equivalent rate.

We may not be able, due to prevailing market conditions, to renew existing charters at the same or similar rates when the current time charter expires in the second quarter of 2012 for our contracted product carrier and in the first quarter of 2015 for the two product carriers in our current fleet that are on bareboat charter. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to pay dividends could be adversely affected.

In addition, the market values and charter hire rates of medium-range product tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the market in which the vessel trades;

•	regulatory changes;

•	lower levels of demand for refined petroleum products;

•	increases in the supply of vessel capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

Any of these factors would result in a decrease in the value of our medium range product tankers.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. Additional rules and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. In addition, our vessels are subject to OPA financial responsibility requirements for ‘‘tank vessels’’. See ‘‘Item 4. Information on the Company — Environmental and Other Regulation.’’

The International Maritime Organization (the ‘‘IMO’’), which is an agency of the United Nations, has adopted final regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. In complying with OPA 90 and the IMO regulations and other regulations that may be adopted, including regulations governing the safety, construction, equipment, operation and liability of our vessels, we may be required to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency plans for potential spills, and in obtaining insurance coverage.

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

Our vessels are subject to periodic inspections by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, RINA SpA, Bureau Veritas and C.C.S., the Chinese Classification Society.

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

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. For example in May 2007, one of our vessels, the Gas Shanghai was detained in the port of Ho Chi Minh City, Vietnam for nearly six weeks in connection with a collision, during which period the Gas Shanghai did not generate any revenue.

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

Our operations outside the United States expose us to global risks, such as terrorism, that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Terrorist attacks, or the perception that LPG or natural gas facilities and LPG or natural gas carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG and natural gas to the United States and to other countries. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation.

Risks Related To Our Business

Dependence on our relationship with the Vafias Group and Stealth Maritime

We intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor, who are employees of Stealth Maritime. Currently Stealth Maritime serves as the technical manager for 10 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to third party managers. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:

•	our recognition and acceptance in the LPG carrier sector and, to a lesser extent, product tanker sector, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

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

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with the Vafias Group. Such transactions could create conflicts of interest that could adversely affect our business or your interests as stockholders of our common stock, as well as our financial position and results of operations, as well as our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us

Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Stealth Maritime and companies affiliated with Stealth Maritime, including Brave Maritime, may acquire vessels that compete with our fleet

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime, its principals or any of their controlled affiliates may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime could retain and manage the vessel. In addition, there right of first refusal does not cover product tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In addition, in the future, we may also consider diversifying into wet, dry or other gas shipping sectors. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our current charters expire, new charters at attractive rates may not be available which would have an adverse impact on our revenues and financial condition

Charter rates for LPG carriers are currently towards the higher end in terms of the levels seen in recent years. In the remainder of 2008 and in 2009, we expect to derive the vast majority of our revenues from period charters, including time and bareboat charters and as of May 1, 2008, 91% of our voyage days were under fixed-rate contracts for the remainder of 2008 and 57% of our voyage days were under fixed-rate contracts for 2009. When the current charters for our fleet expire, it may not be possible to re-charter these vessels at similar rates, including the 43% of our voyage days for 2009 for which we did not have charters as of May 1, 2008, and as a result, we may have to accept lesser rates or experience off-hire time for our vessels, which may adversely impact our revenues and financial condition.

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

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2007, approximately 67% of our revenue were derived from our three largest charter customers. We anticipate continuing to serve these customers as well as additional customers which will represent significant amounts of our revenue after our acquisition of additional vessels which we have yet to identify. If we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

We may be unable to attract and retain key management personnel and other employees in the LPG carrier and product carrier industry, which may negatively affect the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias, our Chief Financial Officer, Andrew Simmons and our Deputy Chairman and Executive Director, Lambros Babilis. In addition, Harry

Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our Chief Executive Officer or Chief Financial Officer, who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship with each of our Chief Executive Officer and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not have an employment agreement with Lambros Babilis, our Deputy Chairman and Executive Director. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

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

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG product or oil-related product transportation drops significantly and charter rates and vessel values are adversely affected.

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

Our loan agreement with Fortis Bank-Athens Branch requires us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•	maintain minimum cash balance equivalent to six months interest in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount should at all times exceed 130%; and

•	ensure that our ratio of EBITDA to interest expense over the preceding six months is at all times more than 2.5 times.

Our loan agreement with Fortis Bank-Athens Branch also requires that members of the Vafias family at all times own at least 15% of our outstanding capital stock and includes restrictions on the payment of dividends.

Each of our loan agreements with DnB NOR Bank ASA, Scotiabank and Deutsche Bank requires us to maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount of the loan should exceed 1.25 to 1. Under the DnB NOR Bank, Scotiabank and Deutsche Bank loan agreements, we are also required to ensure that our leverage, which is defined as total debt net of cash to our total market value adjusted assets does not at any time exceed 80% and that the ratio of our consolidated EBITDA to our consolidated gross interest expense be equal to or greater than 2.5:1. Each of our loan agreements with DnB Nor Bank ASA, Scotiabank and Deutsche Bank also requires that members of the Vafias family at all times own at least 15% of our outstanding capital stock and includes restrictions on the payment of dividends. In addition, the loan agreement with DnB NOR Bank ASA requires us to maintain a cash balance with them equivalent to six months interest at all times. The loan agreement with Scotiabank requires us to maintain a cash balance equivalent to $200,000 for each mortgaged vessel at all times.

As of December 31, 2007 and March 31, 2008, we were in compliance with these covenants.

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

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in United States dollars and the majority of our expenses are also in United States dollars. A small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value can increase, decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

In the highly competitive international LPG carrier and product tanker markets, we may not be able to compete for charters with new entrants or established companies with greater resources

We deploy our vessels in a highly competitive market that is capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG carriers and product tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer more competitive prices and fleets.

Although we have acquired two medium range product tankers and agreed to acquire another, we principally operate in one sector of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us

Unlike many other shipping companies, which may carry dry bulk, crude oil and oil products, we currently depend primarily on the transport of LPG, although we do own and deploy on bareboat charter two medium range product tankers and have agreed to acquire one additional medium range product tanker which we are agreed to deploy on a time charter. The vast majority of our revenue will be, and historically substantially all of our revenue was, derived from a single source – the seaborne transport of LPG – and our lack of a more diversified business model could adversely affect us if the LPG seaborne transport business fails to perform to our expectations.

We have recently expanded into the product tanker sector and we may not be able to successfully execute this expansion, or any further expansion, in such sector or any other sectors, such as dry or other wet or gas shipping sectors we choose to expand into, which could have an adverse effect on our business, results of operation and financial condition

We have recently expanded into the product tanker sector with the acquisition of two medium range product tankers, and an agreement to acquire a third medium range product tanker. In the future, we may further expand in the product tanker sector or into dry or other wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors, including the product tanker sector, and an inability to successfully execute our recent expansion into the product tanker sector or any such future expansion plans could:

•	be costly;

•	distract us from our core LPG carrier business; and

•	divert management resources,

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

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of May 1, 2008, the average age of the 36 LPG carriers in our fleet was approximately 10.8 years, while each of our two medium range product tankers was built in 2008. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 27.8% of our outstanding common stock and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

We may have to pay tax on United States-source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

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

We believe that it is currently the case, and may also be the case in the future, that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if enough of the closely-held block of our shares of common stock was owned or treated as owned by ‘‘qualified stockholders’’ so it could not be the case that, for more than half of the days in the taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified stockholders represented 50% or more of our shares of common stock. For these purposes, a ‘‘qualified stockholder’’ includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified stockholder.

Our Chief Executive Officer, who currently beneficially owns approximately 27.8% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own our vessels that we acquired through stock acquisitions in 2005 prior to our IPO may not have qualified for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels made voyages in 2005 that began or ended in the United States. We can confirm that no such vessels made such a voyage. Following a review of the voyages undertaken by our vessels during the year ended December 31, 2007 we can confirm that no vessels owned by us made voyages in such year that would result in the payment of United States federal tax.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute ‘‘passive income’’ and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain our subsidiaries could be treated as PFICs.

We do not believe that we were a PFIC for 2007 and we expect that we will not be a PFIC for 2008 or any subsequent year. These beliefs and expectations are based in part upon our beliefs and expectations regarding the value of the assets that we hold for the production of passive income relative to the value of our other assets. Should these beliefs and expectations turn out to be incorrect then we and certain of our subsidiaries could, in certain circumstances, be treated as PFICs. In this regard we note that our expectations place us close to the threshold for PFIC status, and thus a relatively small deviance in the relative values of our assets from our expectations could result in our treatment as a PFIC. There can be no assurance that the IRS or a court will not determine relative values for our assets that could cause us to be treated as a PFIC for 2008 or a subsequent year. Moreover, we may qualify as a PFIC for 2008 or a subsequent year if there were to be changes in the nature or extent of our operations.

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

Our corporate governance practices are in compliance with the NASDAQ corporate governance standards, however, as a foreign private issuer, we are entitled to claim an exemption from certain NASDAQ corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Our corporate governance practices are in compliance with the NASDAQ corporate governance standards. As a foreign private issuer, however, we are entitled to claim an exemption from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. Currently, our corporate governance practices comply with the NASDAQ corporate governance standards and we do not intend to rely on this exemption, however, if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

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

Risks Related To Our Common Stock

We may not be able to pay cash dividends on our common stock as intended

We intend to declare and pay dividends to stockholders quarterly in amounts our Board of Directors determines are appropriate. However, we could incur expenses, obligations or liabilities that would reduce or eliminate the cash we have available for distribution as dividends. Our loan agreements, including the loan agreements with Fortis Bank, DnB NOR Bank and Scotiabank, or other financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceeding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See ‘‘Item 5. Operating and Financial Review and Prospects — Loan Agreements.’’ Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we have declared and paid in the past.

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

Item 4.    Information on the Company

History and Development of the Company

We were incorporated in December 2004 in the Republic of the Marshall Islands. In October 2005, we completed an initial public offering of our shares of common stock in the United States and our shares of common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market. On August 1, 2007, we completed a follow-on public offering of 7,660,105 shares of our common stock. Our principal executive offices are located at 331 Kifisias Avenue, Erithrea 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011) (30) (210) 625-0001. Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we grew our fleet to 38 LPG carriers by December 31, 2007, and as of May 1, 2008, we had a fleet of 36 LPG carriers and two product tankers. We have contracts to acquire one 2007-built 5,000 cbm LPG carrier with expected delivery in September 2008 and nine newbuild LPG carriers, aggregating 54,200 cbm, with delivery dates from July 2008 through the end of 2011.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of May 1, 2008, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as product tankers chartered to oil producers and refiners. In our core LPG sector, we carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The two medium range product tankers in our fleet as of May 1, 2008 are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.

As of May 1, 2008, our fleet consisted of 36 LPG carriers with an average age of 10.8 years and two 2008-built product tankers. In addition, as of May 1, 2008, we had contracted to acquire one secondhand LPG carrier scheduled for delivery in September 2008, nine newbuild LPG carriers with expected deliveries through the end of 2011 and one newbuild medium range product tanker scheduled for delivery in April 2009 as detailed below.

The table below describes our current fleet and its deployment as of May 1, 2008.

LPG Carriers

Name	Year Built	Vessel Size (cbm)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Gas Cathar	2001	7,517	fully-pressurized	October 2005	Time Charter	August 2008
Gas Premiership	2001	7,200	fully-pressurized	February 2008	Time Charter	February 2012
Gas Haralambos	2007	7,000	fully-pressurized	October 2007	Time Charter	October 2009
Gas Marathon	1995	6,572	fully-pressurized	November 2005	Bareboat	October 2009
Gas Chios	1991	6,562	fully-pressurized	October 2005	Time Charter	March 2010
Gas Amazon	1992	6,526	fully-pressurized	May 2005	Time Charter	November 2008
Gas Flawless	2007	6,300	fully-pressurized	February 2007	Time Charter	February 2009
Gas Monarch	1997	5,018	fully-pressurized	December 2005	Bareboat	June 2010
Lyne(2)	1996	5,014	fully-pressurized	May 2006	Bareboat	May 2009
Gas Emperor(3)	1995	5,013	fully-pressurized	February 2005	Time Charter	June 2008
Birgit Kosan	1995	5,012	fully-pressurized	April 2005	Bareboat	October 2011
Catterick	1995	5,001	fully-pressurized	November 2005	Time Charter	January 2009
Sir Ivor(4)	2003	5,000	fully-pressurized	May 2006	Bareboat	May 2009
Gas Icon(5)	1994	5,000	fully-pressurized	June 2007	Time Charter	July 2010
Gas Kalogeros(6)	2007	5,000	fully-pressurized	July 2007	Time Charter	April 2010
Gas Sincerity(7)	2000	4,123	fully-pressurized	November 2005	Time Charter	July 2009
Gas Spirit(8)	2001	4,112	fully-pressurized	December 2005	Time Charter	June 2010
Gas Zael	2001	4,111	fully-pressurized	December 2005	Time Charter	March 2009
Gas Courchevel	1991	4,109	semi-refrigerated	November 2004	Spot Charter	July 2008
Gas Prophet(9)	1996	3,556	fully-pressurized	October 2004	Bareboat	September 2009
Gas Shanghai(10)	1999	3,526	fully-pressurized	December 2004	Time Charter	September 2009
Sea Bird II	1996	3,518	fully-pressurized	May 2007	Bareboat	May 2009
Gas Evoluzione	1996	3,517	fully-pressurized	July 2007	Time Charter	August 2008
Gas Czar	1995	3,510	fully-pressurized	February 2006	Time Charter	December 2008
Gas Sophie	1995	3,500	fully-pressurized	October 2007	Time Charter	October 2008
Gas Legacy	1998	3,500	fully-pressurized	October 2005	Time Charter	April 2010
Gas Fortune	1995	3,500	fully-pressurized	February 2006	Time Charter	December 2008
Gas Eternity(11)	1998	3,500	fully-pressurized	March 2006	Bareboat	April 2010
Gas Sikousis(12)	2006	3,500	fully-pressurized	August 2007	Time Charter	May 2009
Gas Artic	1992	3,434	semi-refrigerated	April 2005	Bareboat	April 2009
Gas Ice	1991	3,434	semi-refrigerated	April 2005	Bareboat	April 2011
Chiltern	1997	3,312	fully-pressurized	June 2007	Bareboat	March 2013
Batangas	1995	3,244	fully-pressurized	June 2006	Bareboat	July 2008
Gas Crystal	1990	3,211	semi-refrigerated	November 2005	Time Charter	July 2008
Gas Prodigy	1995	3,014	fully-pressurized	October 2005	Time Charter	December 2008
Gas Tiny	1991	1,320	semi-refrigerated	October 2004	Time Charter	October 2009
Total: 36 vessels		160,386 cbm

Product Tankers

Name	Year Built	Vessel Size (dwt)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	medium range product tanker	January 2008	Bareboat	January 2015
Navig8 Faith	2008	47,000	medium range product tanker	February 2008	Bareboat	February 2015
Total: 2 vessels		94,000 dwt
Total Current Fleet: 38 Vessels

(1)	Earliest date charters could expire. Most charters include options to shorten or extend their term.
(2)	Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.
(3)	Gas Emperor is currently employed under a time charter until June 2008, Thereafter she will be employed under a new 4 year time charter to a major international gas operator until June 2012.
(4)	Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.
(5)	Gas Icon is currently employed under a time charter with an initial term expiring in July 2008, which has been extended for two years until July 2010.
(6)	Gas Kalogeros is currently employed under a time charter until May 2008, which has been extended to April 2010.
(7)	Gas Sincerity is currently employed under a time charter until July 2008, which has been extended to July 2009.
(8)	Gas Spirit is currently employed under a time charter until June 2008, which has been extended to June 2010.
(9)	Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.
(10)	Gas Shanghai is currently employed under a time charter until September 2008, which has been extended until September 2009.
(11)	Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.
(12)	Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterers’ option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

The specifications of the one secondhand LPG carrier, nine newbuild LPG carriers and one newbuild medium range product tanker we have contracted to acquire are as follows:

LPG Carriers

Name	Year Built	Vessel Size (cbm)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Gas Defiance(1)	2008	5,000	fully-pressurized	August 2008	Time Charter	July 2009
Gas Natalie(2)	1997	3,213	fully-pressurized	August 2008	Bareboat	September 2011
Gas Shuriken(3)	2008	5,000	fully-pressurized	November 2008	Time Charter	October 2010
TBN	2009	3,500	fully-pressurized	May 2009
TBN	2009	3,500	fully-pressurized	July 2009
TBN	2010	5,000	fully-pressurized	September 2010
TBN	2010	5,000	fully-pressurized	November 2010
TBN	2011	5,000	fully-pressurized	March 2011
TBN	2011	7,500	fully-pressurized	July 2011
TBN	2011	7,500	fully-pressurized	December 2011
Total contracted LPG carriers: 10 vessels		57,413 cbm

Product Tankers

Name	Year Built	Vessel Size (dwt)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
TBN(4)	2009	47,000	medium range product tanker	April 2009	Time Charter	April 2012

(1)	Gas Defiance is expected to be delivered by the end of July 2008 whereupon she will commence a one year time charter to a major international gas trader.
(2)	Gas Nathalie is expected to be delivered by the end of September 2008 whereupon she will continue a bareboat charter for a further three years to a major international LPG operator. The charterer has an option in September 2009 and September 2010 to cancel the existing charter upon the payment of a cancellation fee in the amount of 336,000, if exercised in 2009, or $180,000, if exercised in 2010.
(3)	Gas Shuriken is expected to be delivered by the end of October 2008 whereupon she will commence a two year time charter to a major international gas trader.
(4)	This as yet unnamed 47,000 dwt medium range product tanker is expected to be delivered in April 2009, whereupon she will commence a three year time charter.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime which expires in December 2009 under which Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, which was amended effective January 1, 2007, as approved by our board of directors, including all of our independent directors, in November 2006, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the Management Agreement, the management fee is no longer adjusted quarterly as it was previously based on the United States dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter.

We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition,

Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies. In addition, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US$1,966,497 based on the average exchange rate of €1.00: US$1.3888 in effect throughout 2007). Prior to August 1, 2007, our manager paid the remuneration (which amounts we did not reimburse) of Lambros Babilis, our Deputy Chairman and Executive Director, who we now remunerate directly. We expect that the compensation of our Chief Executive Officer, Chief Financial Officer, Executive Director and Deputy Chairman and Internal Auditor in 2008 will be in an aggregate amount of €2,010,930 (US$ 3,176,867 based on the exchange rate of €1.00:US$1.57980 in effect on May 1, 2008).

Stealth Maritime currently technically manages ten vessels in our current fleet, the Gas Amazon, the Gas Evoluzione, the Gas Courcheval, the Gas Fortune, the Gas Crystal, the Gas Cathar, the Gas Flawless, the Gas Haralambo, the Gas Kalogeros and the Gas Premiership. Of the remaining 28 vessels in our current fleet, as of May 1, 2008, 14, including each of our medium range product tankers, are on bareboat charter and are therefore managed technically by the charterer, while the remaining 14 are managed by either V.Ships (1 vessel), a ship management company based in Cyprus; EMS (formerly Tesma) (6 vessels), a ship management company based in Singapore; or Swan Shipping Corporation (Manila), or Swan Shipping (7 vessels), a ship management company based in the Philippines. These three technical managers, which Stealth Maritime supervises, are responsible for the day-to-day activities of those vessels, including the operation, crewing, maintenance and repair of those vessels; these technical managers also must ensure that our vessels’ operations comply with environmental and other regulatory requirements. V.Ships is an international ship management company with offices in 26 countries. It services a fleet of over 600 vessels of all major vessel types. We believe that since 2001, V.Ships has been the largest provider in terms of the number of ships it manages, providing independent ship management and related marine services to the shipping industry in the world. Tesma (Singapore) is one of the technical competence centers of Tesma Holding, a Danish alliance network of professional ship management companies currently providing full technical service to over 70 vessels and providing crews to over 150 vessels. Swan Shipping, originally a joint venture company between Southwest Maritime Corporation of Manila and Navix Marine (S) Pte. Ltd. of Singapore, has been involved in ship management operations in the Philippines since 1995 and has provided full technical management services to 17 LPG carriers. The technical management agreements with V.Ships (Cyprus), Tesma (Singapore) and Swan Shipping may be terminated by either party at any time upon three months’ notice.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

V.Ships (Cyprus), EMS (Singapore), Swan Shipping and Stealth Maritime, for the vessels it technically manages, are responsible for the crewing of the fleet. These responsibilities include training, compensation, transportation and insurance of the crew.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers on period charters, including time and bareboat charters which can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. We deploy each of the medium range product tankers in our fleet as of May 1, 2008 on seven-year bareboat charters, and have agreed to deploy our contracted medium range product tanker on a three-year time charter upon delivery to us in April 2009. Period charters and short-term time charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Our largest customer is Shell, and our other customers include Petredec and Vitol. For the year ended December 31, 2007, approximately 67.6% of our revenue was derived from our top three charterers as follows:

Customer	Year Ended December 31, 2007
Shell	27.31%
Petredec	20.61%
Vitol	19.76%

Each of the medium range product tankers we acquired in the first quarter of 2008 are deployed on bareboat charters to an international oil trader until the first quarter of 2015, and the medium range product tanker we agreed to acquire in April 2008 will be deployed on a time charter to a Far East-based ship operator upon delivery to us in April 2009.

Environmental and other Regulations

Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

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

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. The United States proposed a series of amendments to Annex VI in February 2007 that would establish a new tier of performance-based standards for marine diesel engines on all vessels and set stringent emission requirements for vessels operating in coastal areas with acute air quality limitations. Negotiations concerning the United States proposal are on-going. We have obtained International Oil Pollution Prevention Certificates for all of our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. But, if the amendments to Annex VI proposed by the United States are adopted and apply to both existing and new vessels, we may incur costs to install control equipment on our engines in order to comply with the new requirements.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage caused in the territorial waters or exclusive economic zone of a contracting state by discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to

4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5000. For vessels of over 140,000 gross tons, liability is limited to $89.177 million. The SDR is an International Monetary Fund currency unit that is based on a basket of currencies. The exchange rate between SDRs and U.S. dollars was 0.609598 SDR per U.S. dollar on April 11, 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. As of November 2007, the Bunker Convention has been ratified by a sufficient number of nations for entry into force, and it will become effective on November 21, 2008. Until the Bunker Convention comes into force, liability for spills or releases of oil from ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

In addition, our operations are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals.

Environmental Regulations — The United States Oil Pollution Act of 1990 (‘‘OPA’’).

OPA 90 requires that tankers over 5,000 gross tons calling at US ports have double hulls if contracted after June 30 1990 or delivered after January 1, 1994. Furthermore OPA 90 calls for the phase-out of all single hull tankers by the year 2015 according to a schedule that is based on the size and age of the vessel, unless the tankers are retrofitted with double hulls. All our current vessels as well as the vessels we have agreed to acquire or construct have double hulls.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

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

In 2007, the limits of liability of responsible parties under OPA were increased from the greater of $1,200 per gross ton or $10.0 million per incident to the greater of $1,900 per gross ton or $16.0 million per incident for double-hulled tank vessels greater than 3,000 gross tons. All vessels operated by the Company are double-hulled. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility for tank vessels in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. On February 6, 2008, the United States Coast Guard proposed amendments to the financial responsibility regulations to increase the amount of required financial responsibility to reflect the 2006 increases in liability under OPA. The increased amounts will become effective 90 days after the proposed regulations are finalized. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

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

Environmental Regulation — Other Environmental Initiatives

The EU has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The EU intends to expand its emissions trading scheme to vessels. The United States EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $60,000 per vessel.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. The world wide LPG sector is comparatively smaller than other shipping sectors, consisting of approximately 1076 ships as of December 2007. Overall throughout the LPG sector approximately 198 new buildings are on order and expected to be delivered from 2008 to the end of 2010. However, in the specific sector in which we focus of Handy size vessels (3,000 cbm to 8,000 cbm), 70 vessels are on order for scheduled delivery over the next three years, while approximately 22% of the fleet in this sector is 20 years or older. As of May 1, 2008 our fleet had an average age of 10.8 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also we now have the largest single-owned fleet in our sector (3,000 cbm to 8,000 cbm) which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

Ownership of medium-range product tankers capable of transporting refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent medium-range tanker owners. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal among the factors that are important to our charterers are the quality and suitability of the vessel, its age, technical sophistication, safety record, and compliance with IMO standards and the heightened industry standards that have been set by some energy companies; as well as the competitiveness of the bid in terms of overall price.

Employees

As of December 31, 2007, 198 officers and 216 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2006 and 2007. We have limited exposure to seasonality with respect to our product tankers as each of the two vessels in our fleet as of May 1, 2008 will be deployed on a fixed rate bareboat charter until the first quarter of 2015, and the third product tanker we have agreed to acquire will be deployed on a three-year time charter upon its delivery to us in April 2009.

Properties

We have no freehold interest in any real property. We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate of €24,000. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year. We believe this is no more than would be incurred on an arm’s length basis with an unaffiliated landlord.

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

Overview

Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users and, with our acquisition of two product tankers in the first quarter of 2008, we also provide vessels capable of transporting refined petroleum products such as gasoline, diesel, fuel oil and jet fuel. We carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. As of December 31, 2007, our fleet consisted of 38 LPG carriers and, with the acquisition of the Gas Premiership, a LPG carrier in March 2008 and the disposition of three LPG carriers, which were sold in January 2008, January 2008 and March 2008, respectively, we had 36 LPG carriers in our fleet as of May 1, 2008. While our focus remains on the LPG sector, in the first quarter of 2008 we made an investment in two medium range product tankers to take advantage of what we deemed an attractive opportunity in that sector and to partially diversify the company’s operations away from being solely reliant on one specific sector, and in April 2008 agreed to acquire one medium range product tanker scheduled to be delivered to us in April 2009. Illustrating our continued focus on the LPG sector, in the first quarter of 2008, we entered into agreements to acquire one 2007-built 5,000 cbm LPG carrier with expected delivery in September 2008 and nine newbuild LPG carriers, aggregating 54,200 cbm, with scheduled delivery dates from July 2008 through the end of 2011.

For the year ended December 31, 2007, we owned an average of 32.8 vessels, generating revenues of $90.0 million. For the year ended December 31, 2006, we owned an average of 25.9 vessels, generating revenues of $73.3 million.

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

We continued the expansion size of our fleet, which commenced in 2004, from 21 vessels as of December 31, 2005, 28 vessels as of December 31, 2006, to 38 vessels as of December 31, 2007, and while charter rates were increasing, our performance in 2007 was primarily driven by a combination of the continued increase in the size of our fleet and increased charter rates particularly in the latter part of 2007. Our operating expenses per vessel were steady in 2007 compared to 2006, despite cost pressures in the maritime sector overall, particularly in regard to crewing expenses, which came under some pressure towards the end of 2007 and continue to be increasing in 2008. At the end of 2007 and as of May 6, 2008, 12 and 14 of the vessels, respectively, in our fleet were under bareboat charter, where the responsibility for all the vessel’s operating expenses are the responsibility of the charterers.

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

To the extent we have vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates. Each of our product tankers commenced seven year bareboat charters in the first quarter of 2008, which will limit our exposure to fluctuations in charter rates in the product tanker sector.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2007. We have limited exposure to seasonality with respect to our product tankers as the two product tankers in our current fleet are deployed on fixed rate bareboat charters until the first quarter of 2015 and the one product tanker we have contracted to acquire will be deployed on a three-year time charter from its expected delivery in April 2009 until April 2012.

Basis of Presentation and General Information

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG and product carrier charter markets.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) are paid by the charterer. For the year ended December 31, 2007 bunkers (fuel oil) accounted for 29% of total voyage expenses and for the year ended December 31, 2006, 42%. In the remainder of 2008, port and canal charges and bunker expenses will represent a relatively small portion of our vessels’ overall expenses because the majority of our vessels will be employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses. As of May 1, 2008, each of the 36 LPG carriers and two product tankers in our fleet were deployed on either time charter or bareboat charter.

Time Charter Equivalent

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of LPG carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our LPG carriers. Our average daily TCE rate was $7,129 for the year ended December 31, 2007 and was $7,174 during the year ended December 31, 2006. The reasons for these changes are discussed below under ‘‘Results of operations — Year ended December 31, 2007 compared to year ended December 31, 2006.’’

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses on an overall basis increased during the year ended December 31, 2007 and will continue to increase as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Management Fees

During 2007 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Stealth Maritime pays the technical managers that are responsible for the day-to-day operations of all of our vessels that are not on bareboat charter or that are technically managed by Stealth Maritime. In addition, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US$ 1,966,497 based on the average exchange rate of €1.00: US$ 1.3888 in effect throughout 2007).

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

Depreciation

We depreciate our LPG carriers, and will depreciate our product tankers, on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product tankers. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred.

Interest Expense

We have entered into loan agreements to fund a portion of the purchase price for the vessels in our fleet, which are described in the ‘‘— Loan Agreements’’ section below and we anticipate entering into additional credit facilities in the future to fund a portion of the purchase price for the Gas Defiance and the Gas Shuriken in 2008 and other vessels we have announced we will acquire or we may acquire in the future. We will incur additional interest expense in the remainder of 2008 on outstanding borrowings under these credit facilities and under any new credit facilities we may obtain to finance the purchase price of additional vessels as described in the ‘‘— Capital Expenditures’’ section below.

Results of operations

Year ended December 31, 2007 and the year ended December 31, 2006

The average number of vessels in our fleet was 32.8 in the year ended December 31, 2007 compared to 25.9 in the year ended December 31, 2006.

VOYAGE REVENUES – Voyage revenues for the year ended December 31, 2007 were $90.0 million compared to $73.3 million for the year ended December 31, 2006, an increase of $16.7 million, or 22.8%. The average daily TCE rate for the year ended December 31, 2007 was $7,129, a decrease of $45, or 0.627%, compared, to a daily TCE rate of $7,174 for the year ended December 31, 2006. Total voyage days for our fleet were 11,871 in the year ended December 31, 2007 compared to 9,346 for the year ended December 31, 2006. Of the total voyage days in 2007, 11,170, or 94%, were either time charter or bareboat charter and 701, or 6.0%, were spot voyage days. This compares to 8,209, or 87.8%, time or bareboat charter days and 1,137, or 12.2%, spot charter days in 2006. Our fleet utilization was 99.0% and 98.9% for the year ended December 31, 2007 and the year ended December 31, 2006, respectively.

VOYAGE EXPENSES – Voyage expenses were $5.4 million for the year ended December 31, 2007 and were $6.2 million for the year ended December 31, 2006, a decrease of $0.8 million, or 12.9%. These consisted largely of bunker charges in the amount of $1.5 million for 2007 compared to bunker charges in the amount of $2.6 million for the year ended December 31, 2006, a decrease of 42.3%, due to the reduction in the number of spot voyage days undertaken in 2007 compared to 2006. Voyage expenses also included port expenses of $1.2 million for the year ended December 31, 2007 compared to $1.3 million for the year ended December 31, 2006, a decrease of 7.7% and commissions to third parties which were $1.4 million for the year ended December 31, 2007 compared to $1.3 million for the year ended December 31, 2006, an increase of 7.7%. The decrease in voyage expenses for the year ended December 31, 2007 compared to December 31, 2006 reflects the lower level of spot voyages undertaken in 2007 compared to 2006.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $25.4 million for the year ended December 31, 2007 and were $19.5 million for the year ended December 31, 2006, an increase of $5.9 million, or 30.26%, due primarily to increased crew wages and related costs which were $14.0 million for the year ended December 31, 2007 compared to $10.6 million for the year ended December 31, 2006. Other significant increases in this category were spares and consumable stores, which increased from $3.6 million in the year ended December 31, 2006 to $4.2 million in the year ended December 31, 2007, while repairs and maintenance costs were $3.4 million in the year ended December 31, 2007 compared to $2.1 million for the year ended December 31, 2006.

DRY DOCKING COSTS – Dry docking costs were $0.3 million for the year ended December 31, 2007 and were $2.2 million for the year ended December 31, 2006. Dry docking costs decreased due to a reduced number of vessels having to undergo dry docking inspections in the year ended December 31, 2007 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2006.

MANAGEMENT FEES – Management fees were $4.1 million for the year ended December 31, 2007 and were $3.0 million for the year ended December 31, 2006, an increase of $1.1 million, or 36.7%, reflecting the increased number of vessels in the fleet for the year ended December 31, 2007 compared to the year ended December 31, 2006. During 2007 and 2006, we paid Stealth Maritime, our fleet manager, an average fee of $440 and $385 per vessel per day except when the vessels were on bareboat charters, in which case the fee was $125 and $123 per vessel per day. These rates have been amended effective January 1, 2007 to a fixed rate of $440 per day for vessels on time charter or spot charter, and $125 per day for vessels under bareboat charter. For the year ended December 31, 2007, out of total calendar days of 11,986, 8,345, or 69.6%, related to vessels under time or spot charter while out of total calendar days of 9,451 in 2006, 7,244, or 76.7%, related to vessels under time or spot charter. Accordingly, the percentage of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, decreased in 2007 from 2006, the total number of days on which vessels in our fleet were employed on time and spot charter increased 15.2% from 2006 to 2007 due to the overall increase in the average size of our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $5.0 million for the year ended December 31, 2007 and were $3.5 million for the year ended December 31, 2006, an increase of $1.5 million, or 42.9%, due to increases executive compensation and audit and legal fees and costs associated with compliance under the Sarbanes-Oxley Act of 2002.

DEPRECIATION – Depreciation expenses for the 32.8 average number of vessels in our fleet for the year ended December 31, 2007 were $16.5 million compared to $13.0 million for the 25.9 average number of vessels in our fleet for the year ended December 31, 2006, an increase of $3.5 million, or 26.9%.

INTEREST AND FINANCE COSTS, NET – Net interest and finance costs were $9.8 million for the year ended December 31, 2007 and were $7.7 million for the year ended December 31, 2006, an increase of $2.1 million, or 27.3%, resulting primarily from the increased level of borrowings during the year ended December 31, 2007 and the higher level of interest rates prevailing throughout most of that year compared to those in the year ended December 31, 2006.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the year ended December 31, 2007, we incurred a non-cash loss on derivatives of $2.6 million based on the estimated fair value of three interest rate swaps detailed below. For the year ended December 31, 2006, we incurred a non-cash loss on derivatives of $0.2 million based on the estimated fair value of the three interest rate swaps until December 7, 2006 when the $25.0 million five-year non amortizing interest rate swap with DnB NOR bank entered into of May 22, 2006 with an effective date of September 11, 2006 became qualified for hedge accounting. On December 31, 2007, this interest rate swap ceased to be qualified for hedge accounting because its marked to market value over two consecutive quarters had ceased to be effective under US GAAP accounting rules and therefore, going forward, its marked to market value will be valued at the end of each financial quarter in our statement of income.

On June 22, 2007, we entered into a five year interest rate swap agreement, effective September 11, 2007, with DnB NOR Bank in the amount of $25 million on an non-amortizing basis. Under the swap agreement, we pay 5.58% on a six month basis and receive floating six month LIBOR. This interest rate swap currently qualifies for hedge accounting.

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

INTEREST INCOME – Net interest income was $1.9 million for the year ended December 31, 2007, compared to $0.7 million for the year ended December 31, 2006, an increase of $1.2 million, or 171%, reflecting the increased level of cash held on the balance sheet since of our follow-on public offering completed early in the third quarter of 2007.

FOREIGN EXCHANGE LOSS – For the year ended December 31, 2007, we incurred a foreign exchange loss of $0.1 million. For the year ended December 31, 2006, we incurred a foreign exchange loss of $0.09 million. This increase of $0.01 million resulted from the continued decline of the value of the U.S. dollar against the Euro during the year ended December 31, 2007.

NET INCOME – As a result of the above factors, net income was $22.5 million for the year ended December 31, 2007, representing an increase of $4.0 million, or 21.6%, from net income of $18.5 million for the year ended December 31, 2006.

Year ended December 31, 2006 and the year ended December 31, 2005

The average number of vessels in our fleet was 25.9 in the year ended December 31, 2006 compared to 11.9 in the year ended December 31, 2005.

VOYAGE REVENUES – Voyage revenues for the year ended December 31, 2006 were $73.3 million compared to $36.6 million for the year ended December 31, 2005 an increase of $36.7 million, or 100.3%. The average daily TCE rate for the year ended December 31, 2006 was $7,174, a decrease of $745, or 9.4%, compared, to a daily TCE rate of $7,919 for the year ended December 31, 2005. Total voyage days for our fleet were 9,346 in the year ended December 31, 2006 compared to 4,288 for the year ended December 31, 2005. Of the total voyage days in 2006, 8,209, or 87.8%, were either time charter or bareboat charter and 1,137, or 12.2%, were spot voyage days. This compares to 4,105, or 95.7%, time or bareboat charter days and 183, or 4.3%, spot charter days in 2005. Our fleet utilization was 98.9% for both the year ended December 31, 2006 and the year ended December 31, 2005.

The growth in revenue reflects principally the growth in the average number of vessels in our fleet from 11.9 vessels in the year ended December 31, 2005 to 25.9 vessels for the year ended

December 31, 2006. During the year ended December 31, 2006, our fleet operated under time and bareboat charters for a total of 8,209 days and under spot charters for a total of 1,137 days for a total of 9,346 voyage days and a fleet utilization of 98.9%. During the year ended December 31, 2006, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, were employed on bareboat charters for the whole year while the Gas Prophet, the Sir Ivor, the Lyne and the Batangas were employed on bareboat charters for part of 2006, which generally are for lower monthly amounts but in connection with which we are not responsible for voyage or operating expenses. In general, prevailing charter rates in the LPG sector during most of 2006, which affected the vessels in our fleet employed in the spot market or rechartered on period charters in 2006, were lower than during 2005. Semi-refrigerated vessels, of which we have five in our total fleet, which can cool cargoes down to a lower temperature than fully pressurized vessels, which make up the majority of our fleet, tend to operate in European waters and due to their sophistication and flexibility earn higher rates than the fully pressurized ships.

VOYAGE EXPENSES – Voyage expenses were $6.2 million for the year ended December 31, 2006 and were $2.7 million for the year ended December 31, 2005 an increase of $3.5 million, or 130%. These consisted largely of bunker charges in the amount of $2.6 million for 2006 compared to bunker charges in the amount of $1.0 million for the year ended December 31, 2005 an increase of 160%. Voyage expenses also included port expenses of $1.3 million for the year ended December 31, 2006 compared to $0.5 million for the year ended December 31, 2005 an increase of 160% and commissions to third parties which were $1.3 million for the year ended December 31, 2006 compared to $0.7 million for the year ended December 31, 2005 an increase of 85.7%. The increases in voyage expenses for the year ended December 31, 2006 compared to December 31, 2005 reflect the overall increase in the average number of vessels in our fleet in 2006, but also in particular the increased number of spot voyage days, in respect of which we are responsible for all voyage expenses, including bunkers (fuel) for which we are not responsible under period charters, which totaled 1,137 days, or 12.2% of all voyage days, for the year ended December 31, 2006 compared to just 183 days, or 4.3% of all voyage days, for the year ended December 31, 2005.

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

MANAGEMENT FEES – Management fees were $3.0 million for the year ended December 31, 2006 and were $1.5 million for the year ended December 31, 2005 an increase of $1.5 million, or 100%, reflecting the increase in the average number of vessels in our fleet. During 2006 and 2005, we paid Stealth Maritime, our fleet manager, an average fee of $385 and $390 per vessel per day except when the vessels were on bareboat charters, in which case the fee was $123 and $125 per vessel per day. These rates have been amended effective January 1, 2007 to a fixed rate of $440 per day for vessels on time charter or spot charter, and $125 per day for vessels under bareboat charter. For the year ended December 31, 2006 out of total calendar days of 9,451, 7,244, or 76.7%, related to vessels under time or spot charter while out of total calendar days of 4,334 in 2005, 3,256, or 75.1%, related to vessels under time or spot charter. Accordingly, while the percentage of time and spot charter days, for each of which the higher $390 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased only slightly in 2006 from 2005, the total number of days on which vessels in our fleet were employed on time and spot charter increased 122.5% from 2005 to 2006 due to the overall increase in the average size of our fleet.

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

CHANGE IN FAIR VALUE OF DERIVATIVES – For the year ended December 31, 2006, we incurred a non-cash loss on derivatives of $0.2 million based on the estimated fair value of the three interest rate swaps until December 7, 2006 when the $25.0 million five-year non amortizing interest rate swap with DnB NOR bank entered into of May 22, 2006 with an effective date of September 11, 2006 became qualified for hedge accounting. The remaining two interest rate swaps, the first entered into with Fortis Bank on March 31, 2005 with an effective date of May 30, 2007 until May 30, 2013 in an amount of $22.5 million, which amortizes on a quarterly basis over six years in an amount of $0.94 million, and the second entered into on January 23, 2006 with an effective date of March 9, 2006 until March 9, 2016, which amortizes semi annually in an amount of $1.0 million, do not quality for hedge accounting due to their structure since each contains caps and collars in regard to the rate that is hedged. In the year ended December 31, 2005 we incurred a non-cash loss on derivatives of $0.07 million in connection with the above detailed interest rate swap entered into with Fortis Bank in connection with the Fortis Bank loan agreement. From December 7, 2006, the $25.0 million DnB Bank interest rate swap was and in the future will be accounted for in other comprehensive income as from that date the required documentation was put in place to allow this swap to qualify for hedge accounting treatment. The other two swaps with Fortis and DnB NOR bank do not qualify for hedge accounting treatment due to their structure and will therefore continue to be valued at the end of each financial quarter on a marked to market basis in our statement of income.

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

NET INCOME – As a result of the above factors, net income was $18.5 million for the year ended December 31, 2006, representing an increase of $4.0 million from net income of $14.5 million for the year ended December 31, 2005 an increase of 27.6%.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG vessels, to comply with international standards, laws and regulations and to fund working capital requirements. Our medium-term liquidity needs primarily relate to the purchase of the ten LPG carriers and one medium range product tanker for which we had contracted as of May 1, 2008 and for which we had scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $262 million as of May 1, 2008.

We funded the purchase price for one liquefied petroleum gas vessel, the Gas Premiership, delivered in February 2008, one product tanker delivered in February 2008, and one product tanker delivered in February 2008, with cash generated by our operations and from part of the proceeds from our follow-on public offering, as well as borrowings under our existing credit facilities. We expect to fund the acquisition price of the ten LPG carriers and one medium range product tanker for which we had contracted as of May 1, 2008, with cash generated from operations and borrowings under new credit facilities.

Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. In addition to the $6.75 million outstanding under our revised term facility with the Bank of Nova Scotia, which we refer to as the Scotiabank Facility, as of December 31, 2007, which was incurred in connection with the acquisition of the Gas Icon, we drew down a further $43.1 million available under the Scotiabank Facility, which was amended to allow us to fund a portion of the purchase price for the Navig8 Fidelity, a product carrier delivered to us in early January 2008. Of our current fleet of 38 vessels, 12 of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Catterick, the Gas Spirit, the Gas Fortune, the Gas Haralambos, the Seabird II, the Gas Premiership, the Gas Zael, the Gas Sikousis and the Gas Kalogeros are unencumbered.

On the February 19, 2008, we drew down $40.25 million to fund a portion of the purchase price for the Navig8 Faith, a product carrier delivered to us on February 27, 2008.

The funding of the purchases of the above vessels, which in aggregate amount to $262 million between July 2008 and December 2011, will be by a combination of internal cash resources and borrowings.

As a result, we may incur additional indebtedness secured by certain or all of these 10 vessels. We expect to use these resources, together with cash from operations, to fund a portion of the purchase price for our contracted vessels, as well as for additional vessel acquisitions during the remainder of 2008. In addition, we may in the future finance additional growth through subsequent equity offerings.

We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our new or existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements.

Since the formation of the Company in October 2004, our subsequent initial public offering in October 2005 and our follow-on public offering completed early in the third quarter of 2007, we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, as well as entering the product carrier sector, using the resources outlined above.

For a full description of our credit facilities please refer to the discussion under the heading ‘‘— Loan Agreements’’ below.

Our dividend policy will also impact our future liquidity position. See ‘‘Item 8. Financial Information — Dividend Policy.’’

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $47.7 million for the year ended December 31, 2007, $33.2 million for the year ended December 31, 2006 and $24.4 million for the year ended December 31, 2005. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES – was $149.6 million for the year ended December 31, 2007, reflecting the acquisition of 10 vessels, the Gas Haralambos, the Gas Flawless, the Gas Icon, the Gas Kalogeros, the Sea Bird 11, the Gas Evoluzione, the Gas Sophie, the Gas Sikousis, the Gas Renovatio and the Chiltern, and deposits placed on the Gas Premiership, which was delivered to us in March 2008, the Navig8 Faith, which was delivered to us in February 2008 and the Navig8 Fidelity, which was delivered to us in January 2008. Net cash used in investing activities was $84.2 million for the year ended December 31, 2006 reflecting the acquisition of seven vessels and the deposits we placed on the Gas Flawless, which was delivered in February 2007 and the Gas Haralambos which will be delivered in October 2007. In the year ended December 31, 2005 net cash used in investing activities was $197.8 million reflecting the acquisition of 17 vessels and the deposit paid on the Gas Czar, which was delivered in February 2006. Cash generated by our operations and used in investing activities is utilized primarily in investing in additional assets, i.e. LPG carriers, which have been solely in the Handy Size (3,000 to 8,000 cbm) segment. Short-term cash is invested in bank deposits. We do not invest in any marketable securities.

NET CASH PROVIDED BY FINANCING ACTIVITIES — was $123.9 million for the year ended December 31, 2007, reflecting $129.8 million of net proceeds from our follow-on offering that concluded in July 2007 and $53.6 million of drawings under the Fortis Bank, DnB NOR Bank and Scotia Bank loan agreements to fund the acquisition of 10 vessels, offset by $48.8 million loan repayment and $13.7 million of dividends paid to shareholders. Net cash provided by financing activities was $39.0 million for the year ended December 31, 2006, drawings under the Fortis Bank and DnB NOR Bank loan agreements and the use of part of the proceeds from our follow-on public offering that concluded in July 2007 to fund the acquisitions of seven vessels and $10.7 million of dividends paid to shareholders. In year ended December 31, 2005 net cash provided by financing activities was $196.6 million, which was used to fund the acquisition of 17 vessels and $10.0 million of dividends paid to shareholders. We, as and when we identify assets that we believe will provide attractive returns, generally enter into specific term loan facilities and borrow amounts under these facilities as vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities.

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

In May 2006, we entered into a $79.9 million loan agreement with Fortis Bank Athens Branch (the ‘‘Fortis-Athens Loan’’). The term loan was fully drawn down in four tranches. Three tranches were drawn down on May 19, 2006, May 26, 2006 and June 12, 2006 in the amounts of $11.0 million, $15.7 million and $6.8 million respectively in order to finance the acquisition of three LPG vessels, the Sir Ivor, the Lyne and the Gas Nemesis. The fourth tranche was drawn down on May 31, 2006 in order to refinance the outstanding balance of the ‘‘Fortis Loan’’ described above.

The Fortis-Athens Loan is repayable from August 2006 through June 2016 in forty quarterly installments. The total facility loan will be repaid in four quarterly installments of $2.2 million, eight quarterly installments of $1.6 million and twenty eight quarterly installments of $1.6 million plus a balloon payment of $14.3 million payable together with the last installment.

The interest rate margin over LIBOR on the Fortis-Athens Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate during the years ended December 2005, 2006 and 2007 has been 0.75% over LIBOR.

The Fortis-Athens term loan agreement contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the amount outstanding under the term loan, to maintain a minimum cash balance equivalent to six months interest in a pledged account with Fortis Bank at all times, the leverage of the Company defined as total debt net of cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1 and that at least 15% of the Company must be owned by members of the Vafias family at all times. There are also restrictions on the payment of dividends. Dividends paid by the Company or a guarantor shall not exceed 50% of free cash flow of the Company. No subsidiary of the Company or borrower will pay any dividend or make any other form of distribution or effect any form of retention, purchase or return of share capital except in accordance with the above clause.

The minimum percentage of our outstanding capital stock that is required to be beneficially owned by members of the Vafias family was lowered from 30% to 15% pursuant to a June 2007 amendment.

The amount outstanding at December 31, 2007 under the Fortis-Athens loan agreement was $62.7 million. The facility bore an average interest rate, including margin, of 6.12% during 2007, which represented an average LIBOR rate of 5.37% plus the prevailing margin of 0.75%.

2005 DnB NOR Bank ASA

In December 2005, we entered into a loan agreement with DnB NOR Bank ASA in which it agreed to provide a credit facility of up to $50.0 million to partially finance or refinance the acquisition of the Gas Marathon, the Gas Sincerity, the Gas Cathar, the Gas Legacy, the Sweet Dream (renamed in February 2006 as the Gas Monarch) and the Gas Oracle. The DnB NOR Bank ASA loan was supplemented in March 2006 by a $14.0 million supplemental agreement dated February 27, 2006, increasing the total amount available under that facility to $64.0 million. The additional $14.0 million was used to partially finance the acquisition of the Gas Czar and the Gas Eternity. The borrowers under this loan agreement were our subsidiaries that directly own these six vessels. On January 30, 2007, we entered into a further supplemental loan agreement with DnB NOR Bank ASA in the amount of $20.3 million to finance the acquisition of the Gas Flawless. As supplemented by the supplemental agreements, we are obligated to repay the principal and interest under the credit facility from March 2007 through March 2016 in two semi-annual payments of $4.6 million, four semi-annual payments of $3.9 million, and 14 semi-annual payments of $3.1 million, plus a balloon payment of $16.3 million payable together with the final installment. Under the terms of the DnB NOR Bank loan, as supplemented, the interest rate is the sum of LIBOR and a margin. The interest rate margin over LIBOR on the DnB Loan varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The prevailing interest rate during the years ended December 2005, 2006 and 2007 has been 0.70% over LIBOR.

The term loan agreement, as supplemented, with DnB NOR Bank contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as total debt net of cash should not exceed 80% of total market value adjusted assets, the interest coverage ratio of the Company to be at all times equal or greater than to 2.5:1, and that at least 15% of the Company must be owned by members of the Vafias family at all times. The Company should maintain minimum cash balance equivalent to six months interest in a pledged account with DnB NOR Bank. Dividends paid by the Company or a guarantor to investors should not exceed 50% of consolidated free cash flow of the Company per annum. Subsidiaries or borrowers will only be restricted to pay dividends if an event of default has occurred.

The minimum percentage of our outstanding capital stock that is required to be beneficially owned by members of the Vafias family was lowered from 30% to 15% pursuant to a June 2007 amendment.

The amount outstanding at December 31, 2007 under the DnB NOR Bank ASA loan agreement was $71.2 million. The average interest rate, including margin, during 2007 under this loan was 6.11%, which represented an average LIBOR rate of 5.41% plus the prevailing margin of 0.70%.

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

The loan agreement contains the same terms and conditions and financial covenants as those described above for the other facilities with DnB NOR Bank ASA.

The minimum percentage of our outstanding capital stock that is required to be beneficially owned by members of the Vafias family was lowered from 30% to 15% pursuant to a June 2007 amendment.

The amount outstanding at December 31, 2007 under the DnB NOR Bank ASA loan agreement was $5.3 million. The average interest rate, including margin, during 2007 under this loan was 5.85%, which represented an average LIBOR rate of 5.15% plus the prevailing margin of 0.70%.

Scotiabank

On June 21, 2007, the Company entered into a $46.9 million facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to provide for a $49.6 million non-revolving term loan, which we refer to as the Scotiabank Facility. The Scotiabank Facility will be fully drawn down no later than four months from the date of commitment letter in two advances in order to partially finance the acquisition of two vessels by the Company’s wholly-owned subsidiaries. The first advance amounted to $6.8 million was drawn down on June 21, 2007 to partly finance the acquisition of the Gas Icon (formerly Dorado Gas) and up to the date of the amendment the outstanding amount was $6.5 million. This amount will be repayable in fifteen consecutive, semi-annual installments of $0.34 million each, starting on June 23, 2008 plus a balloon payment of $1.5 million payable together with the last installment.

The second advance, which was not drawn down as of December 31, 2007, amounts to $43.1 million and will be repayable, with the first installment commencing six months after the drawdown, in twenty consecutive semi-annual installments of $1,541,250 each, plus a balloon payment of $12,300,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgages over the vessels, the Gas Icon and the Navig8 Fidelity, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts, specific assignment of the bareboat charters and the corporate guarantee of the Company.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels, the Gas Icon and the Navig8 Fidelity, at all times exceeds 125% and 100% of the first and second advances outstanding under the term loan, respectively, the leverage of the Company defined as total debt net of cash should not exceed 80% of total market value adjusted assets, the interest coverage ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company must be owned by members of the Vafias family at all times. The Company should maintain minimum cash balance of $200,000 per mortgaged vessel in an earnings account with Scotiabank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

The amount outstanding at December 31, 2007 under the Scotiabank loan agreement was $6.5 million. The average interest rate, including margin, during 2007 under this loan was 5.85%, which represented an average LIBOR rate of 5.15% plus the prevailing margin of 0.70%.

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

During the year ended December 31, 2006, we acquired seven vessels for an aggregate purchase price of $79.2 million. In addition, we placed deposits of $3.4 million during the year on the Gas Flawless, and the Gas Haralambos. The Gas Flawless was subsequently delivered to us in February 2007, while the Gas Haralambos was delivered to us in October 2007. The total purchase price of these two vessels is $46.1 million. We funded the purchase price of the Gas Flawless with cash generated from operations and additional borrowings of $20.3 million under our DnB NOR Bank credit facility as detailed above.

During the year ended December 31, 2007, we acquired ten vessels for an aggregate purchase price of $138.5 million. In addition we placed deposits of $12.5 million on the Gas Premiership, the Navig8 Faith and the Navig8 Fidelity. The Gas Premiership was subsequently delivered to us on March 19, 2008, the Navig8 Faith was subsequently delivered to us on February 27, 2008 and the Navig8 Fidelity was subsequently delivered to us on January 9, 2008.

As of May 1, 2008, we had agreements to acquire ten additional LPG carriers and one product tanker for an aggregate of approximately $261.3 million, of which an aggregate of $244.4 million remained to be paid.

Pre-Construction and Acquisition Inspection Expenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for LPG carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for LPG carrier capacity is determined by the underlying demand for LPG, ammonia and petrochemical gases, which are transported in LPG carriers, which in turn is influenced by trends in the global economy. The recent expansion of the supply of LPG commodities has been driven by the increased production of natural gas, of which LPG is a byproduct. Although there can be no assurances, absent a major and sustained downturn in market conditions or significant unforeseeable changes in supply and demand of LPG vessels, charter rates are expected to remain relatively steady for the remainder of 2008.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

Contractual obligations as of December 31, 2007 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2008)	1-3 years (2009-2010)	3-5 years (2011-2012)	More than 5 years (After January 1, 2013)
Long-term debt obligation(1)	$145,759	$18,219	$26,567	$25,609	$75,364
Interest on principal amounts outstanding(2)	63,279	7,178	15,596	17,377	23,128
Management fees(3)	13,509	4,523	8,986	—	—
Office lease(4)	94	43	51	—	—
Operating lease(5)	34	34	—	—	—
Vessel purchase agreements(6)	121,500	121,500	—	—	—
Total	$344,175	$151,497	$51,200	$42,986	$98,492

(1)	The $145.7 million of long term debt obligations set forth in the above table consists of $62.7 principal amount outstanding under the Fortis-Athens loan as of December 31, 2007, $71.2 million and $5.3 million principal amount, respectively, outstanding as of December 31, 2007 under our loans with DnB NOR Bank and $6.5 million principal amount outstanding under the Scotiabank loan as of December 31, 2007. On January 8, 2008, we borrowed $43.125 million to fund the remaining purchase price for the Navig8 Fidelity under the Scotiabank loan. On February 27, 2008, we borrowed $40.25 million under the Deutsche Bank loan to fund the remaining purchase price for the Navig8 Faith.
(2)	On March 31, 2005, we entered into an interest rate swap agreement with Fortis Bank with the initial nominal amount of the swap at $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%.
On January 23, 2006, we entered into an interest rate swap agreement with DnB NOR Bank with an initial amount of $22.5 million amortizing to $4.4 million over its ten year life commencing March 9, 2006. If the six month LIBOR is less than or equal to 5.75% the fixed rate is 4.52%. If the six month LIBOR is higher than 5.75% then the fixed rate would be the six month LIBOR less 1.23%.
On May 22, 2006, we entered into an interest rate swap agreement with DnB NOR Bank. The amount of the swap will be $25.0 million over its five year life commencing on September 11, 2006. The rate is fixed throughout the period at 5.42%.
On June 22, 2007, we entered into a $25 million unamortizing interest rate swap arrangement with DnB NOR Bank ASA London whereby from September 11, 2007 until September 11, 2012 we will pay on a semi-annual basis to DnB Nor Bank 5.58% and receive from DnB NOR Bank six-month floating LIBOR.
On January 15, 2008, we entered into an interest rate swap agreement with Fortis Bank. The amount of the swap was $41.7 million amortizing to $27.8 million over its five year term commencing on January 17, 2008 whereby we will pay on a three monthly basis 3.66% and receive from Fortis Bank three-month floating LIBOR.
On March 18, 2008, we entered into an interest rate swap agreement with Deutsche Bank. The amount of the swap was $40.3 million amortizing to $27.8 million over its five year commencing March 20, 2008 whereby we will pay on a three monthly basis 3.09% and receive from Deutsche Bank three-month floating LIBOR.
The interest rates payable reflected in the above table assumes a LIBOR of 2.85% for 2008, 3.85% for 2009 until 2010, 4.5% for 2010 until 2011 and 5.0% for each subsequent period through the maturity of the loan and with respect to the Fortis Bank loan, after taking into account our interest rate swap agreement with respect to the $61.1 million outstanding under the Fortis Bank loan, effective interest rates are 1.52% for 2008, 0.82% for 2009 until 2010, 0.11% for 2011 until 2012 and 0.0% for each subsequent period through the maturity of the loan. Based on the above assumptions, the following interest payments are payable by us during the periods indicated: $0.92 million payable within one year of December 31, 2007, $0.85 million payable between one and three years of December 31, 2007, $0.1 million payable between three and five years of December 31, 2007 and $0.002 million payable more than five years after December 31, 2007.
With respect to the $71.2 million outstanding under the DnB NOR loan, effective interest rates are 2.26% payable within one year of December 31, 2007, 2.06% for 2009 until 2010, 0.73% for 2011 until 2012 and 0.04% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $1.7 million payable within one year of December 31, 2007, $2.7 million payable between one and three years of December 31, 2007, $1.2 million payable between three and five years of December 31, 2007 and $0.047 million payable more than five years after December 31, 2007.
With respect to the $40.3 million outstanding under the Deutsche Bank loan, effective interest rates are 0.83% payable within one year of December 31, 2007, 0.01% for 2009 until 2010, −0.42% for 2010 until 2012 and −0.01% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $0.3 million payable within one year of December 31, 2007, $0.009 million payable between one and three years of December 31, 2007, $−0.4 million payable between three and five years of December 31, 2007 and $−0.028 million payable more than five years after December 31, 20067
With respect to the $49.6 million outstanding under the Scotiabank Facility, based on an assumed effective interest rate of 2.85%, 3.85%, 4.5% and 5.0% for each period through to the maturity of the loan, the following interest payments are payable by us during the periods indicated: $1.9 million payable within one year of December 31, 2007, $3.4 million payable between one and three years of December 31, 2007, $3.2 million payable between three and five years of December 31, 2007 and $5.5 million payable more than five years after December 31, 2007.
(3)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter. Based on the payment of a management fee of $440 per vessel per day for vessels not on bareboat charter and $125 per day for vessels on bareboat charter and our currently contracted vessel acquisitions, we expect to pay at least $ 4.8 million per year to Stealth Maritime as management fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer and Chief Financial Officer. Such compensation was in the aggregate amount of €1,415,923 (US$1,966,497 based on the average exchange rate of €1.00: US$1.3888 in effect throughout 2007).
(4)	We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate was €24,000. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year.
(5)	In October 2005, we entered into a three year cancelable operating lease for a motor vehicle. The initial term of the lease terminates in October 2008.
(6)	The amount of $103.5 set forth in the above table represents the unpaid balance outstanding as of December 31, 2007 of the total purchase price $115.0 for the Navig8 Fidelity, which was delivered to us on January 9, 2008, and the Navig8 Faith, which was delivered to us on February 27, 2008. Upon delivery of these vessels we paid the remaining unpaid balances of the purchase price for the respective vessels.
In addition, on February 29, 2008, we entered into agreements to acquire one second hand LPG carrier with expected delivery in September 2008 and four resale newbuild LPG carriers, with two vessels expected to be delivered in 2008 and two in 2009. On March 18, 2008, we entered into an agreement to acquire one resale newbuild product tanker expected to be delivered in April 2009. We paid $5.8 million in the first quarter of 2008. An aggregate of $144.4 million, representing the balance of the purchase price is due upon delivery of these vessels. None of the initial aggregate purchase price of $150.1 million nor the remaining balance of $144.4 million is included in the above table.
The amount of $18.0 million set forth in the above table represents the unpaid balance outstanding as of December 31, 2007 of the total purchase price $19.0 million for the Gas Premiership which was delivered to us on March 19, 2008. Upon delivery of this vessel we paid the remaining unpaid balances of the purchase price for the respective vessels.
(7)	In addition, on February 29, 2008, we entered into an agreement to acquire one secondhand LPG carrier expected to be delivered in September 2008. An aggregate of $10.8 million, representing the balance of the purchase price, is due upon delivery of the vessel. The aggregate purchase price of $10.8 million is not included in the above table.
Also, on February 29, 2008, we entered into agreements to acquire five newbuild, handy size LPG carriers. We paid Yen 1,200,800,000 ($11.1 million based upon the USD/JPY exchange rate of $1.00:JPY 108 as of February 25, 2008) in the first quarter of 2008. An aggregate of Yen 10,807,200,000 ($100.0 million), representing the balance of the purchase price is due upon delivery of these vessels. None of the initial aggregate purchase price of Yen 12,008,000,000 ($111.1 million) nor the remaining balance of Yen 10,807,200,000 ($100.0 million) is included in the above table.

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

Depreciation.    We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and a 25-year depreciable life is consistent with other product vessel owners. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2007 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

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

Stock Incentive Plan:    Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors in 2007, for their services as directors, is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). No events or circumstances occurred in 2007 that would require us to revise estimates related to stock-based compensation and such revisions are not expected to occur in the future.

Recent Accounting Pronouncements

September 2006, the FASB issued Statement No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under US GAAP. As a result of SFAS 157, there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those In measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has adopted SFAS 157 for the fiscal year beginning on January 1, 2008 and does not expect it to have material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS 159’’), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. This standard is effective for the Company for the fiscal year beginning on January 1, 2008. The Company has not opted to fair value any of its financial instruments.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), ‘‘Business Combinations’’ (SFAS 141R). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements’’ (‘‘SFAS 160’’). The statement is an amendment to Accounting Research

Bulletin No. 51 ‘‘Consolidated Financial Statements’’ and establishes accounting and expanded disclosure requirements for minority interests, including disclosures relating to presentation of minority interests on the face of the balance sheet and income statement as well as accounting requirements relating to changes in a parent’s ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of this standard but believes that its implementation is unlikely to have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In March 2008, the FASB issued SFAS No. 161, ‘‘Disclosures about Derivative Instruments and Hedging Activities’’ (‘‘SFAS No. 161’’). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company’s consolidated financial condition, results of operations or cash flows.

Item 6.    Directors, Senior Management and Employees

The following table sets forth, as of December 31, 2007, information for each of our directors and senior managers.

Name	Age(1)	Positions	Year First Elected	Year Term Expires
Harry N. Vafias	29	President, Chief Executive Officer and Class III Director	2005	2009
Andrew J. Simmons	52	Chief Financial Officer	—	—
Michael G. Jolliffe	58	Chairman of the Board, Class II Director	2005	2010
Lambros Babilis	40	Deputy Chairman and Executive Director	2007	2010
Thanassis J. Martinos	58	Class I Director	2005	2008
Markos Drakos	48	Class III Director	2006	2009

(1)	As of December 31, 2007.

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He has worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

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

Lambros Babilis is Deputy Chairman of our Board of Directors and an Executive Director. Mr. Babilis has been the Technical Manager of Stealth Maritime Corporation since 2006 and has worked for the Vafias Group since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

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

Board Practices

At December 31, 2007 and May 1, 2008, we had five members on our board of directors. The board of directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Our board of directors has determined that Michael G. Jolliffe, Thanassis J. Martinos and Markos Drakos are independent directors within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

During the fiscal year ended December 31, 2007, the full board of directors held four meetings. Each director attended all of the meetings of the board of directors and meetings of committees of which the director was a member.

To promote open discussion among the independent directors, those directors met four times in 2007 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2008 and in 2009. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of each committee are Messrs. Jolliffe, Drakos and Martinos.

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

Compensation of Directors and Senior Management

For the year ended December 31, 2005, each of the independent directors received fees in the amount of $35,000 per annum pro rated for the number of days in 2005 for which we were a public company, plus reimbursement for their out-of-pocket expenses. Beginning February 2006, the Chairman of our Board of Directors received annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors continued to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our Chief Executive Officer and Chief Financial Officer. From August 1, 2007, we directly compensated our Deputy Chairman, who was prior to that date was compensated by our manager (which we did not reimburse). During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US$1,966,497 based on the average exchange rate of €1.00: US$1.3888 throughout 2007). We anticipate that cash compensation in the future will increase to reflect our direct remuneration of our Deputy Chairman and Executive Director.

Our executive officers are also eligible to receive awards under our equity compensation plan described below under ‘‘— Equity Compensation Plan.’’ On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 restricted shares vested on October 1, 2007. Of the remaining 50,000 restricted shares, 25,000 restricted shares vest on October 1, 2008 and 25,000 restricted shares vest on October 1, 2009. On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer. These restricted shares will vest as follows: 50,000 on October 31, 2008, 25,000 on October 31, 2009 and 25,000 on October 31, 2010.

The following table describes restricted stock awards that we made to our non-employee directors in the year ended December 31, 2007.

Name	Grant Date	All Other Stock Awards Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Award ($)(4)
Michael G. Joliffe(1)	8/14/07 11/20/07	6,000 6,000	$102,600 $ 95,700
Lambros Babilis	N/A
Thanassis J. Martinos(2)	8/14/07 11/20/07	2,000 2,000	$ 34,200 $31,900
Markos Drakos(3)	8/14/07 11/20/07	4,000 4,000	$ 68,400 $63,800

(1)	Of the 6,000 shares awarded on August 14, 2007, 2,000 restricted shares vested on October 1, 2007. Of the remaining 4,000 restricted shares, 2,000 restricted shares vest on October 1, 2008 and 2,000 restricted shares vest on October 1, 2009. The 6,000 shares awarded on November 20, 2007 vest as follows: 2,000 on October 31, 2008, 2,000 on October 31, 2009 and 2,000 on October 31, 2010.
(2)	Of the 2,000 shares awarded on August 14, 2007, 666 restricted shares vested on October 1, 2007. Of the remaining 1,335 restricted shares, 667 restricted shares vest on October 1, 2008 and 668 restricted shares vest on October 1, 2009. The 2,000 shares awarded on November 20, 2007 vest as follows: 666 on October 31, 2008, 666 on October 31, 2009 and 667 on October 31, 2010.
(3)	Of the 4,000 shares awarded on August 14, 2007, 1,333 restricted shares vested on October 1, 2007. Of the remaining 2,667 restricted shares, 1,333 restricted shares vest on October 1, 2008 and 1,334 restricted shares vest on October 1, 2009. The 4,000 shares awarded on November 20, 2007 vest as follows: 1,333 on October 31, 2008, 1,333 on October 31, 2009 and 1,334 on October 31, 2010.
(4)	The amounts in this column represent the aggregate grant date fair value of the shares of restricted stock, computed in accordance with SFAS No. 123R.

On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis. These restricted shares will vest as follows: 4,698 on March 18, 2009, 2,349 on March 18, 2010 and 2,349 on March 18, 2011.

The vesting of all of the restricted share awards is subject (i) in the case of Mr. Vafias, Mr. Vafias continuing to perform services for the Company and its subsidiaries as of such date, (ii) in the case of Messrs. Jolliffe, Drakos and Martinos, such individual remaining a member of our Board of Directors or (iii) in the case of Mr. Babilis, Mr. Babilis continuing to perform services for the Company and its subsidiaries as of such date.

Employees

As of December 31, 2007, 198 officers and 216 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. As described above, under the Plan we awarded an aggregate of 224,000 restricted shares of our common stock to certain of our directors and officers in 2007 and the first quarter of 2008 and 26,005 restricted shares of our common stock to certain employees of our manager who provide services to us in the first quarter of 2008.

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

Management and Other Fees

In the year ended December 31, 2007, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the Management Agreement, effective January 1, 2007, the management fee is no longer adjusted quarterly as it was previously based on the United States dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter. Management fees for the years ended December 31, 2005, 2006 and 2007 were $1.5 million, $3.0 million and $4.1 million, respectively.

We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2005, 2006 and 2007, total brokerage commissions of 1.25% amounted to $436,201, $882,589 and $1,096,426, respectively, and were included in voyage expenses. For the years ended December 31, 2005, 2006 and 2007, the amounts of $1,955,450, $785,550 and $1,008,090, respectively, were capitalized to the cost of the vessels.

We also reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US$1,966,497, based on the average exchange rate of €1.00:US$1.3888 in effect throughout the year ended December 31, 2007). During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,240,008 (US$1,617,932 based on the average exchange rate of €1.00:US$1.2853 in effect throughout the year ended December 31, 2006).

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

Office Space

We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate was €24,000. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year.

Nike Investments Corporation

Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we agreed to register the shares of our common stock held by Nike Investments Corporation and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation. We registered the 400,000 shares of our common stock held by Nike Investments Corporation under the Securities Act on the Registration Statement on Form F-3 which we filed with the SEC as described in a prospectus supplement covering the 400,000 shares filed with the SEC on November 12, 2007.

Brave Maritime Corp. Bridge Loan

On May 16, 2007, we entered into a 60-day unsecured bridge facility, the maturity of which we extended for an additional 60 days pursuant to our option to do so, with our affiliate Brave Maritime Corp. in the amount of $35.0 million with interest payable at a margin of 0.80% over three month LIBOR. The facility was utilized to fund a portion of the purchase price for the Chiltern, the Gas Evoluzione and the Gas Renovatio. The Gas Renovatio was delivered to us on May 29, 2007, the Chiltern was delivered to us on June 28, 2007 and the Gas Evoluzione was delivered to us July 23, 2007.

On July 24, 2007 we repaid the full outstanding principal amount of $26.5 million under the unsecured bridge facility from Brave Maritime Corp; plus accrued interest of $144,418, utilizing a portion of the proceeds of our follow-on public offering completed in July 2007. The facility was subsequently cancelled.

Vessel Acquisitions

In July 2007 and August 2007, respectively, we acquired the Gas Kalogeros, a 5,000 cbm fully pressurized newbuilding LPG carrier delivered ex-shipyard to its previous owner in March 2007, and the Gas Sikousis a 2006-built 3,500 cbm fully pressurized LPG carrier, from Dreamship Inc. and Stellar Management Limited, each an affiliate of ours, for an aggregate of $34.5 million.

On February 29, 2008, we entered into agreements to acquire the Gas Defiance, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Shuriken a 5,000 cbm fully pressurized new building LPG carrier, and two as yet unnamed 3,500 cbm LPG carriers, from Newgas Limited, Galactic Imports Limited, Lullaby Products Inc and Evolution Inc, respectively, each an affiliates of ours, for an aggregate of $81.92 million.

On February 29, 2008, we entered into an agreement with Event Holdings Inc, an affiliate of ours, to acquire the Gas Natalie, a 3,213 cbm fully pressurized 1997-built LPG carrier, expected to be delivered to us in September 2008, subject to a bareboat charter until September 2011.

In each case, the acquisition price for vessels described above was set at the average of the assessed value of both vessels by two unaffiliated international sale and purchase brokers.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of May 1, 2008 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of May 1, 2008 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 22,310,110 shares of common stock outstanding as of May 1, 2008. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,000,000	26.9%
331 Kiffissias Avenue
Erithrea 14561
Athens, Greece
Wellington Management Company, LLP(2)	2,253,700	10.1%
75 State Street
Boston, MA 02109
Trafelet Capital Management, L.P.(3)	1,980,000	8.9%
590 Madison Avenue, 39th Floor
New York, New York 10022
Transamerica Investment Management, LLC(4)	1,438,553	6.4%
11111 Santa Monica Boulevard, Suite 820
Los Angeles, CA 90025
Zesiger Capital Group LLC(5)	1,296,200	5.8%
320 Park Avenue, 30th Floor
New York, New York 10022
Executive Officers and Directors
Harry N. Vafias(6)	6,200,000	27.8%
Andrew J. Simmons	—	—
Michael G. Jolliffe(7)	12,000	*
Lambros Babilis(8)	9,396	*
Markos Drakos(9)	8,000	*
Thanassis J. Martinos(10)	404,000	1.8%
All executive officers and directors as a group (6 persons)	6,633,396	29.7%

*	Less than 1%.
(1)	According to Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2008 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 6,000,000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our Chief Executive Officer, President and Director, is the sole stockholder of Flawless Management Inc.
(2)	According to Amendment No. 3 to Schedule 13G filed with the SEC on February 11, 2008, Wellington Management Company, LLP beneficially owns 2,253,700 shares of common stock and has shared voting power with respect to 1,310,800 such shares and shared dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Wellington Management Company, LLP, an investment advisor.
(3)	According to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2008, Trafelet Capital Management, L.P., Trafelet & Company, LLC and Remy W. Trafelet beneficially own 1,980,000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares.

(4)	According to a Schedule 13G filed with the SEC on February 14, 2008, Transamerica Investment Management, LLC beneficially owns 1,438,553 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. The shares of common stock are owned by investment advisory clients of Transamerica Investment Management, LLC, an investment advisor.
(5)	According to Amendment No. 1 to Schedule 13G filed with the SEC on February 11, 2008, Zesiger Capital Group LLC beneficially owns 1,296,200 shares of common stock and has sole voting power with respect to 1,034,000 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.
(6)	According to Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2008 jointly filed by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 6,200,000 shares of common stock, which includes (i) 6,050,000 shares of common stock, 6,000,000 of which by virtue of the shares owned indirectly through Flawless Management Inc., and (ii) 150,000 restricted shares, 25,000 shares of which will vest on October 1, 2008, 50,000 shares of which will vest on October 31, 2008, 25,000 shares of which will vest on October 1, 2009, 25,000 shares of which will vest on October 31, 2009 and 25,000 shares of which will vest on October 31, 2010. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.
(7)	Mr. Michael G. Jolliffe beneficially owns (i) 2,000 shares of common stock and 10,000 restricted shares, of which 2,000 restricted shares will vest on October 1, 2008, 2,000 restricted shares will vest on October 31, 2008, 2,000 restricted shares will vest on October 1, 2009, 2,000 restricted shares will vest on October 31, 2009 and 2,000 restricted shares will vest on October 31, 2010.
(8)	Mr. Lambros Babilis beneficially owns 9,396 restricted shares, of which 4,698 restricted shares will vest on March 18, 2009, 2,349 restricted shares will vest on March 18, 2010 and 2,349 restricted shares will vest on March 18, 2011.
(9)	Mr. Markos Drakos beneficially owns (i) 1,333 shares of common stock and (ii) 6,667 restricted shares, of which 1,333 restricted shares will vest on October 1, 2008, 1,333 restricted shares will vest on October 31, 2008, 1,334 restricted shares will vest on October 1, 2009, 1,333 restricted shares will vest on October 31, 2009 and 1,334 restricted shares will vest on October 31, 2010.
(10)	Mr. Thanassis Martinos beneficially owns 400,000 shares of common stock by virtue of shares owned indirectly through Nike Investments Corporation, the beneficial owner being Mr. Thanassis Martinos, a director of the Company. The address of Nike Investments Corporation is 80 Broad Street, Monrovia, Liberia. In addition, Mr. Thanassis G. Martinos beneficially owns (i) 666 shares of common stock and (ii) 3,334 restricted shares, of which 666 restricted shares will vest on October 1, 2008, 666 restricted shares will vest on October 31, 2008, 667 restricted shares will vest on October 1, 2009, 666 restricted shares will vest on October 31, 2009 and 667 restricted shares will vest on October 31, 2010.

We effected a registered public offering of our shares of common stock and our shares of common stock began trading on the Nasdaq National Market in October 2005. Accordingly, certain of our principal shareholders acquired their shares of common stock either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders. As of May 1, 2008, we had approximately 16 shareholders of record. Four of the shareholders of record were located in the United States and held in the aggregate 15,660,105 shares of common stock representing approximately 70.2% of our outstanding shares of common stock. However, the 15,660,105 United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 15,659,367 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.    Financial Information

See ‘‘Item 18. Financial Statements’’ below.

Significant Changes.    Other than as described in Note 22 ‘‘Subsequent Events’’ to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings.    To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.

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

Dividend Policy.    We declared and paid eight quarterly dividends per share of $0.1875 in the years ended December 31, 2006 and December 31, 2007, and paid a dividend of $0.1875 per share in March 2008. In addition, on May 27, 2008, we declared a quarterly dividend per share of $0.1875 to be paid on June 13, 2008 to shareholders of record on June 6, 2008. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006, 2007 and March 2008. While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay quarterly dividends from our net profits to stockholders each March, June, September and December in amounts the Board of Directors determines are appropriate. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006, 2007 and March 2008.

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

Under the terms of our existing credit facilities, we are permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends do not exceed 50% of the Company’s free cash flow and provided we are not in default under the other covenants contained in these credit facilities. See ‘‘Item 3. Key Information — Risk Factors — Risks related to our Common Stock — We may not be able to pay cash dividends as intended.’’

Item 9.    The Offer and Listing

Our shares of common stock are listed on the Nasdaq Global Select Market under the symbol ‘‘GASS’’.

Trading on the Nasdaq Stock Market

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol ‘‘GASS’’. The following table shows the high and low sales prices for our shares of common stock during the indicated periods.

	High	Low
2005
Year Ended December 31, 2005 (October 6, 2005 through December 31, 2005)	$14.59	$10.80
2006
Year Ended December 31, 2006	14.79	10.90
First Quarter	14.30	10.90
Second Quarter	14.79	12.50
Third Quarter	14.34	11.82
Fourth Quarter	12.85	11.40
2007
Year Ended December 31, 2007	20.00	11.40
First Quarter	13.97	11.40
Second Quarter	18.38	13.74
Third Quarter	20.00	15.16
Fourth Quarter	18.22	13.35
November 2007	18.22	14.87
December 2007	17.67	13.35
2008
First Quarter	16.30	12.34
January 2008	14.53	12.34
February 2008	16.30	14.07
March 2008	15.80	13.10
Second Quarter (through June 6)	17.91	15.00
April 2008	16.84	15.00
May 2008	17.91	15.32
June 2008 (through June 6)	17.21	15.40

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares between October 6, 2005 and December 31, 2007, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on October 6, 2005. Past performance is not necessarily an indicator of future results.

Item 10.    Additional Information

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 22,284,105 shares and 22,310,110 shares were issued and outstanding and fully paid as of December 31, 2007 and May 1, 2008, respectively, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, none of which were issued and outstanding as of December 31, 2007 and May 1, 2008. All of our shares of stock are in registered form. As of May 1, 2008, there were 22,310,110 outstanding shares of common stock and no outstanding options.

Common Stock

As of December 31, 2007 and May 1, 2008, we had 22,284,105 shares and 22,310,110 shares of common stock outstanding, out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

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

Dividends

While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our net profits, in amounts the Board of Directors may from time to time determine are appropriate. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends. We declared and paid eight quarterly dividends per share of $0.1875 in the years ended December 31, 2006 and December 31, 2007, and paid a dividend of $0.1875 per share in March 2008. In addition, on May 27, 2008, we declared a quarterly dividend per share of $0.1875 to be paid on June 13, 2008 to shareholders of record on June 6, 2008. There can be no assurance that we will pay regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006, 2007 and March 2008.

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

Business Combinations

Although the BCA does not contain specific provisions regarding ‘‘business combinations’’ between companies organized under the laws of the Marshall Islands and ‘‘interested stockholders,’’ we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a ‘‘business combination’’ with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•	persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•	following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder prior to the consummation of our initial public offering.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report, or which we have otherwise determined are material. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

(a) Amended and Restated Management Agreement

Amended and Restated Management Agreement dated as of January 1, 2007 between the Company and Stealth Maritime S.A. for a term of three years. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a fixed management fee of $440 per day per vessel operating under a voyage or time charter and $125 per vessel per day for any vessel on bareboat charter, in advance on a monthly basis, pro rated for the calendar days we own the vessels. We are also obligated to pay Stealth Maritime a fixed fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US$ 1,966,497 based on the average exchange rate of €1.00:US$1.3888 in effect throughout 2007).

(b) Right of First Refusal Agreement

Right of First Refusal Agreement dated as of August 26, 2005 among the Company, Harry N. Vafias and Stealth Maritime S.A. Under the Right of First Refusal Agreement, Stealth Maritime has

granted the Company a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, under the agreement, Stealth Maritime agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to the Company. Under the agreement, Stealth Maritime is not prohibited from managing vessels owned by unaffiliated third parties in competition with us. The agreement is effective for as long as Stealth Maritime (or any entity with respect to which Harry Vafias is an executive officer, director or principal shareholder) manages vessels owned or chartered in by the Company and Harry N. Vafias is an executive officer or director of the Company.

(c) Fortis Bank

For a description of our loan agreements with Fortis Bank, see ‘‘Item 5. Operating and Financial Review and Prospects — Loan Agreements — Fortis Bank.’’

(d) DnB NOR Bank ASA

For a description of our loan agreements with DnB NOR Bank ASA, see ‘‘Item 5. Operating and Financial Review and Prospects — Loan Agreements — 2005 DnB NOR Bank ASA’’ and ‘‘Item 5. Operating and Financial Review and Prospects — Loan Agreements — 2006 DnB NOR Bank ASA.’’

(e) Nike Investments Corporation

Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we agreed to register the shares of our common stock held by Nike Investments Corporation and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation. We registered the 400,000 shares of our common stock held by Nike Investments Corporation under the Securities Act on the Registration Statement on Form F-3 which we filed with the SEC as described in a prospectus supplement covering the 400,000 shares filed with the SEC on November 12, 2007.

(f) Gas Kalogeros and Gas Sikousis

Pursuant to separate memoranda of agreement each dated March 30, 2007, we agreed to acquire the Gas Kalogeros, a 5,000 cbm fully pressurized newbuilding LPG carrier delivered ex-shipyard to its previous owner in March 2007, and the Gas Sikousis a 2006-built 3,500 cbm fully pressurized LPG carrier, from Dreamship Inc. and Stellar Management Limited, respectively, each an affiliate of ours, for an aggregate of $34.5 million. We took delivery of the Gas Kalogeros and the Gas Sikousis on July 27, 2007 and August 3, 2007, respectively.

(g) Brave Maritime Corp.

For a description of the Brave Maritime Corp. Bridge Loan, see ‘‘Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Brave Maritime Corp. Bridge Loan.’’

(h) Scotiabank Credit Facility

For a description of our loan agreement with Scotiabank, see ‘‘Item 5. Operating and Financial Review and Prospects — Loan Agreements — Scotiabank.’’

(i) Vessel Acquisition Agreements.

On February 29, 2008, we entered into agreements to acquire the Gas Defiance, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Shuriken, a 5,000 cbm fully pressurized newbuilding LPG carrier, and two as yet unnamed 3,500 cbm LPG carriers, from Newgas Limited, Galactic Imports Limited, Lullaby Products Inc and Evolution Inc, respectively, each an affiliates of ours, for an aggregate of $81.92 million. These vessels are scheduled to be delivered to us in July 2008, October 2008, April 2009 and June 2009.

On February 29, 2008, we entered into an agreement with Event Holdings Inc, an affiliate of ours, to acquire the Gas Natalie, a 3,213 cbm fully pressurized 1997-built LPG carrier, expected to be delivered to us in September 2008, subject to a bareboat charter until September 2011.

In each case, the acquisition price for vessels described above was set at the average of the assessed value of both vessels by two unaffiliated international sale and purchase brokers.

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

Tax Considerations

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, an entity, such as us and our vessel-owning subsidiaries, that is treated for United States federal income tax purposes as a non-United States on-United States corporation will be exempt from United States federal income taxation on its United States-source shipping income if:

(i) the entity is organized in a country other than the United States (an ‘‘equivalent exemption jurisdiction’’) that grants an exemption to corporations organized in the United States that is equivalent to that provided for in Section 883 of the Code (an ‘‘equivalent exemption’’); and

(ii) either (A) for more than half of the days in the relevant tax year more than 50% of the value of the entity’s stock is owned, directly or under applicable constructive ownership rules, by individuals who are residents of equivalent exemption jurisdictions or certain other qualified shareholders (the ‘‘50% Ownership Test’’) and certain ownership certification requirements are complied with or (B) for the relevant tax year the entity’s stock is ‘‘primarily and regularly traded on an established securities market’’ in an equivalent exemption jurisdiction or the United States (the ‘‘Publicly-Traded Test’’).

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Malta, the Marshall Islands, Hong Kong, the Bahamas, Cyprus and Panama, the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock is ‘‘primarily traded’’ on the Nasdaq Global Select Market.

Under the regulations, our common stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is the sole class of stock listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

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

Our shares of common stock are currently and may in the future also be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by ‘‘qualified stockholders’’ that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a ‘‘qualified stockholder’’ includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 27.8% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

The entities that own our vessels that we are acquired in 2005 through stock acquisitions may not qualify for the benefits of Section 883 for 2005, with the result that United States federal tax, as described below, may apply if such vessels made voyages in 2005 that began or ended in the United States. We do not believe that such vessels made such a voyage.

There can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 for any year.

To the extent the benefits of Section 883 are unavailable, our United States-source shipping income and that at our subsidiaries, to the extent not considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we expect that no more than 50% of our shipping income and that of our subsidiaries would be treated as being derived from United States-sources, we expect that the maximum effective rate of United States federal income tax on such gross shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income or that of our subsidiaries is considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, any such ‘‘effectively connected’’ United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we or our subsidiaries may be subject to the 30% ‘‘branch profits’’ taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a United States trade or business by us or our subsidiaries.

Our United States-source shipping income and that of our subsidiaries, other than leasing income, will be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all (at least 90%) of our United States-source shipping income, other than leasing income or that of a subsidiary, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis.

Our United States-source shipping income from leasing or that of our subsidiaries will be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•	substantially all (at least 90%) of our United States-source shipping income from leasing or that of a subsidiary is attributable to such fixed place of business.

For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income or that of our subsidiaries is ‘‘effectively connected’’ with the conduct of a United States trade or business.

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

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a ‘‘United States Individual Holder’’) should be treated as ‘‘qualified dividend income’’ that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading ‘‘PFIC Status and Significant Tax Consequences’’ below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any ‘‘extraordinary dividend’’. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an ‘‘extraordinary dividend’’ on our common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has recently been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as ‘‘qualified dividend income’’ eligible for the preferential tax rates described above.

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

We may hold, directly or indirectly, interests in other entities that are PFICs (‘‘Subsidiary PFICs’’). If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute ‘‘passive income’’ and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain our subsidiaries could be treated as PFICs.

We do not believe that we were a PFIC for 2007 and we expect that we will not be a PFIC for 2008 or any subsequent year. These beliefs and expectations are based in part upon our beliefs and expectations regarding the value of the assets that we hold for the production of passive income relative to the value of our other assets. Should these beliefs and expectations turn out to be incorrect then we and certain of our subsidiaries could, in certain circumstances, be treated as PFICs. In this regard we note that our expectations place us close to the threshold for PFIC status, and thus a relatively small deviance in the relative values of our assets from our expectations could result in our treatment as a PFIC. There can be no assurance that the IRS or a court will not determine relative values for our assets that could cause us to be treated as a PFIC for 2008 or a subsequent year. Moreover, we may qualify as a PFIC for 2008 or a subsequent year if there were to be changes in the nature or extent of our operations.

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

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any PFIC Subsidiary is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

Taxation of United States Holders Making a ‘‘Mark-to-Market’’ Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as ‘‘marketable stock,’’ a United States Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year or to any portion of the United States Holder’s holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Subsidiary Information

Not applicable.

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

Under the terms of our loan agreements with DnB BANK NOR ASA, Fortis Bank Athens Branch and Scotiabank, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we take on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet. These valuations are made available to our auditors and are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in the books of the company in terms of its adequacy.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under the loans with Fortis Bank Athens Branch, DnB Nor Bank ASA and Scotia Capital Europe plc. We pay interest on this debt based on LIBOR plus a margin.

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘Fortis Loan’’. The initial amount of the swap was $22.5 million amortizing to $4.8 million over its nine-year life commencing May 30, 2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and, for the year ended December 31, 2007, was an interest income of $0.1 million. In 2005 and 2006, the swap did not have any interest income or expense because it was not effective until May 30, 2007. As of December 31, 2006 and 2007, the fair value of the instrument was $0.2 million (asset) and $0.3 million (liability), respectively.

The change in fair value of this swap was reflected in the accompanying consolidated statements of income and for the years ended December 31, 2005, 2006 and 2007, amounted to $0.070 million (loss), $0.3 million (income) and $0.5 million (loss), respectively.

On January 23, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘DnB Loan’’. The initial amount of the swap was $22.5 million amortizing to $4.4 million over its ten-year life commencing March 9, 2006. If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 1.23%. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and, for the year ended December 31, 2006 and 2007, was an interest income of $0.2 million and $0.2 million, respectively. As of December 31, 2006 and 2007, the fair value of the instrument was $0.2 million (asset) and $0.3 million (liability), respectively. The change in fair value on this swap was reflected in the accompanying consolidated statements of income and, for the years ended December 31, 2006 and 2007, amounted to $0.2 million (income) and $0.4 million (loss), respectively.

On May 22, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘DnB Loan’’ in order to hedge the Company’s variable interest rate exposure. The amount of the swap was $25.0 million amortizing over its five-year life commencing September 11, 2006. The rate is fixed throughout the period at 5.42%. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and, for the year ended December 31, 2006 and 2007, was an interest income of $49 and expense of $0.005 million, respectively.

On December 7, 2006, the Company put in place the required documentation to allow the change in fair value of this swap arrangement to be recorded as a component of other comprehensive income. Prior to this date such documentation was not in place and the swap agreement did not qualify as an effective hedge. As such, until December 6, 2006, the changes in its fair value were recognized in the accompanying consolidated statement of income and amounted to $0.6 million (loss) for the year ended December 31, 2006. The fair value was $0.6 million (liability) on December 6, 2006. An amount of $0.2 million was recorded in comprehensive income in 2006 included the ineffective portion of the swap of $0.020 million (income), which charged in the consolidated statement of income under the caption ‘‘Change in fair value of derivatives’’.

Thereafter, the fair value of the instrument as of December 31, 2006 and 2007 was $0.4 million (liability) and $1.2 million (liability), respectively. During the year ended December 31, 2007, the above financial instrument did not qualify as an effective cash flow hedge and as a result the change in its fair value of $1.2 million (loss) was immediately recognized in the consolidated statement of income. An amount of $0.4 million was recorded in comprehensive income in 2007 included the change in ineffective portion of the swap of $0.013 million (income), which charged in the consolidated statement of income under the caption ‘‘Change in fair value of derivatives’’. The amount remaining in comprehensive income of $0.6 million related to this derivative will be recognized in the consolidated statement of income over the remaining life of the original hedging period and, for the year ended December 31, 2007, the amount charged in the consolidated statement of income under the caption ‘‘Change in fair value of derivatives’’ was $0.037 million (income). The Company believes that it is not likely that a hedged forecasted transaction will occur in the future.

On June 22, 2007, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘DnB Loan’’ in order to hedge the Company’s variable interest rate exposure. The amount of the swap was $25,000,000 amortizing over its five-year life commencing September 11, 2007. The rate is fixed throughout the period at 5.58%. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and for the year ended December 31, 2007 was an interest expense of $479.

On August 6, 2007, the Company put in place the required documentation to qualify as effective hedge, which allowed the change in fair value of this swap arrangement to be recorded as a component of other comprehensive income. As such, until August 6, 2007, the fair value of the instrument was recorded entirely in the balance sheet, in the amount of $0.5 million (liability) and the changes in its fair value of $0.5 million being recognized in the consolidated statement of income.

Thereafter, the fair value of the instrument, as of December 31, 2007, which was $1.5 million (liability), and the change in its fair value since August 6, 2007 of $1.0 million was recorded entirely as a component of other comprehensive loss.

The maximum annualized impact in terms of total debt interest payable owing to a one percentage point increase in interest rates is approximately $2.5 million in 2008. The maximum annualized impact in terms of the swaps in place owing to a one percentage point increase in interest rates is approximately $ 1.8 million in 2008.

As at May 1, 2008, total bank indebtedness of the Company was $235.6 million of which $171.6 million was covered by interest rate swaps. Due to the steep reduction of U.S. interest rates during the latter part of 2007 and in the first four months of 2008, currently, the swaps are on an average basis above the prevailing three and six month LIBOR rates over which our loans are priced. The effect of these swaps in the first quarter of 2008 has been to increase our interest expense, while in the year ended December 31, 2007, the net effect was to reduce interest expense. Based upon the assumption that U.S. dollar interest rates are close to the bottom of their interest rate cycle and that, during 2008 and after, such rates will increase, the interest rate protection that these swaps are designed to achieve should increase.

We do not intend to enter into interest rate swaps for speculative purposes.

Foreign exchange rate fluctuation

We generate all of our revenues in United States dollars and incur less than 10% of our expenses in currencies other than United States dollars. For accounting purposes, expenses incurred in Euros are converted into United States dollars at the exchange rate prevailing on the date of each transaction. On February 25, 2008, we signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between September 2010 and December 2011, at an aggregate contract price of Yen 12,008,000,000 ($111,185,185, based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108 as of February 25, 2008). On February 29, 2008, the Company paid the first 10% installment of Yen 1,200,800,000 ($11,118,519). Currently, the remaining Yen amount of Yen 10,807,200,000 remains unhedged against the U.S. dollar. Our management is continually monitoring this exposure and it is management’s intention to use financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, and currently there are no such instruments in place.

At December 31, 2007, less than 10% of our outstanding accounts payable was denominated in currencies other than the United States dollar (mainly in Euros). We have not hedged currency exchange risks and our operating results could be adversely affected as a result. However due to our relatively low percentage exposure to currencies other than our base currency which is the United States dollar we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic.

Item 12.    Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2007. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2007, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2007 the Company’s internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the ‘‘Company’’) as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘‘Management’s Report on Internal Control Over Financial Reporting’’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated May 30, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 30, 2008

Changes in Internal Control Over Financial Reporting

As disclosed in the Company’s 2006 Annual Report on Form 20-F, during the first quarter of 2007, the Company implemented a new software system, which is a comprehensive shipping technical management and operational management system incorporating a more sophisticated accounting software system that is more fully integrated with the Company’s operations.

Item 16A.    Audit Committee Financial Expert

The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.    Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which are posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Andrew J. Simmons, Chief Financial Officer, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2007.

Item 16C.    Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2007	2006
Audit fees	$607	$370
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	$607	$370

Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. in 2007 were compensation for professional services rendered for the audits of the Company’s financial statements for the year ended December 31, 2007 and for the first three quarters of 2007 included in reports on Form 6-K furnished to the SEC by the Company, plus fees for professional services related to our follow-on public offering completed early in the third quarter of 2007.

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A. in 2006 were compensation for professional services rendered for the audits of the Company’s financial statements for the year ended December 31, 2006 and review of the quarterly financial information for the first two quarters of 2006 included in reports on Form 6-K furnished to the SEC by the Company.

Further assurance/audit related fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any services that would be classified in this category in 2007 and 2006.

Tax fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any tax services in 2007 and 2006.

Other fees

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. did not provide any other services that would be classified in this category in 2007 and 2006.

Non-audit services

The U.S. Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.    Financial Statements

Not Applicable

Item 18.    Financial Statements

Reference is made to pages F-1 through F-33 incorporated herein by reference.

Item 19.    Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company*
1.2	Amended and Restated Bylaws of the Company*
4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended***
4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.*
4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated.
4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*
4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA**
4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA**
4.7	Loan Agreement, dated May 17, 2006, with Fortis Bank-Athens Branch***
4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA***
4.9	Letter Agreement, dated August 2, 2006, with Nike Investments Corporation, as amended***
4.10	Memorandum of Agreement, dated March 30, 2007, for the Gas Kalogeros***
4.11	Memorandum of Agreement, dated March 30, 2007, for the Gas Sikousis***
4.12	Promissory Note dated May 16, 2007 issued in favor of Brave Maritime Corp.***
4.13	Second Supplemental Agreement, between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited and DnB NOR Bank ASA, dated January 30, 2007****
4.14	Loan Agreement, dated as of June 21, 2007, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank
4.15	Supplemental Agreement, dated January 8, 2008, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank.
4.16	Memorandum of Agreement, dated February 29, 2008, for the Gas Defiance
4.17	Memorandum of Agreement, dated February 29, 2008, for the Gas Shuriken
4.18	Memorandum of Agreement, dated February 29, 2008, for a to be named LPG Carrier

Number	Description
4.19	Memorandum of Agreement, dated February 29, 2008, for a to be named LPG Carrier
4.20	Memorandum of Agreement, dated February 29, 2008, for the Gas Natalie
8	Subsidiaries
11.1	Code of Business Conduct and Ethics***
12.1	Certification of the Chief Executive Officer
12.2	Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.
***	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
****	Previously filed as an exhibit to the Company’s Report on Form 6-K filed with the SEC on July 17, 2007.

 Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By: /s/ Harry N. Vafias
Name:   Harry N. Vafias
Title:    President and Chief Executive Officer

Date: June 11, 2008

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of Stealth Gas Inc. and subsidiaries (the ‘‘Company’’) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stealth Gas Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 30, 2008

StealthGas Inc.
Consolidated Balance Sheets
December 31, 2006 and 2007 (Expressed in United States Dollars, except share data)

		December 31,
	Note	2006	2007
Assets
Current assets
Cash and cash equivalents		11,146,871	33,114,872
Trade receivables		1,096,645	2,349,275
Claims receivable		289,922	46,070
Inventories	4	746,874	836,365
Advances and prepayments		270,370	212,919
Fair value of above market acquired time charter	9	23,718	—
Restricted cash		4,317,338	7,727,272
Vessels held for sale		—	25,210,568
Total current assets		17,891,738	69,497,341
Non current assets
Advances for vessel acquisitions	5	3,483,750	12,450,000
Vessels, net	6	297,950,257	395,095,322
Restricted cash		—	200,000
Deferred finance charges, net of accumulated amortization of $87,424 and $162,132	7	279,576	350,663
Total non current assets		301,713,583	408,095,985
Total assets		319,605,321	477,593,326
Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	2,198,456	7,846,691
Trade accounts payable		2,049,456	3,406,421
Other accrued liabilities	8	4,681,488	3,928,028
Customer deposits	11	660,000	—
Deferred income	10	2,889,998	3,972,370
Current portion of long-term debt	12	16,149,600	14,719,156
Current portion of long-term debt associated with vessel held for sale	6	—	3,500,000
Total current liabilities		28,628,998	37,372,666
Non current liabilities
Fair value of derivatives	13	35,902	3,288,989
Customer deposits	11	1,323,272	5,174,093
Fair value of below market acquired time charter	9	1,016,281	1,187,417
Long-term debt	12	124,798,640	127,539,373
Total non current liabilities		127,174,095	137,189,872
Total liabilities		155,803,093	174,562,538
Commitments and contingencies	21	—	—
Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 14,400,000 and 22,284,105 shares issued and outstanding with a par value of $0.01 per share	14	144,000	222,841
Additional paid-in capital	14	150,607,621	281,612,867
Retained earnings		12,826,845	21,650,412
Accumulated other comprehensive income/(loss)		223,762	(455,332)
Total stockholders’ equity		163,802,228	303,030,788
Total liabilities and stockholders’ equity		319,605,321	477,593,326

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Income
(Expressed in United States Dollars, except share data)

		December 31,
	Note	2005	2006	2007
Revenues
Voyage revenues		36,644,591	73,259,369	89,995,123
Expenses
Voyage expenses	18	2,688,155	6,213,804	5,369,546
Vessels’ operating expenses	18	9,095,576	19,474,344	25,435,578
Dry-docking costs		470,384	2,243,395	314,181
Management fees	3	1,473,080	3,068,609	4,126,610
General and administrative expenses		779,539	3,457,688	5,024,912
Depreciation	6	5,611,942	13,058,316	16,546,692
Total expenses		20,118,676	47,516,156	56,817,519
Income from operations		16,525,915	25,743,213	33,177,604
Other income and (expenses)
Interest and finance costs		(2,685,207)	(7,705,602)	(9,831,404)
Change in fair value of derivatives		(67,000)	(192,664)	(2,573,992)
Interest income		780,434	735,090	1,888,070
Foreign exchange loss		(18,091)	(87,528)	(122,171)
Other expenses, net		(1,989,864)	(7,250,704)	(10,639,497)
Net income		14,536,051	18,492,509	22,538,107
Earnings per share
– Basic		1.84	1.31	1.26
– Diluted		1.84	1.31	1.26
Weighted average number of shares
– Basic		7,906,849	14,161,096	17,900,576
– Diluted		7,906,849	14,161,096	17,943,346

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	December 31,
	2005	2006	2007
Cash flows from operating activities
Net income for the year	14,536,051	18,492,509	22,538,107
Items included in net income not affecting cash flows:
Depreciation and amortization	5,653,286	13,104,396	16,621,400
Amortization of fair value of time charter	(1,907,622)	(1,835,672)	(1,377,146)
Non cash general and administrative expenses	243,750	—	—
Loss/Net (income) of vessel acquired from the Vafias Group	16,947	(99,870)	—
Share based compensation	—	—	1,324,743
Change in fair value of derivatives	67,000	192,664	2,573,992
Changes in operating assets and liabilities:
(Increase)/decrease in
Receivable from related party	1,162,470	—	—
Trade receivables	6,293	(1,083,315)	(1,252,630)
Claims receivable	—	(454,148)	(26,041)
Inventories	(274,778)	(347,250)	(89,491)
Advances and prepayments	(151,964)	(109,276)	57,451
Increase/(decrease) in
Payable to related party	1,549,837	648,619	5,648,235
Trade accounts payable	489,072	1,064,459	1,356,965
Other accrued liabilities	1,274,222	3,046,448	(753,460)
Deferred income	1,750,165	605,420	1,082,372
Net cash provided by operating activities	24,414,729	33,224,984	47,704,497
Cash flows from investing activities
Insurance proceeds	—	164,226	269,893
Advances for vessel acquisitions	(983,000)	(3,483,750)	(12,450,000)
(Increase) in restricted cash account	(1,634,203)	(2,683,135)	(3,609,934)
Acquisition of vessels	(194,477,506)	(78,279,709)	(133,846,574)
Cash paid for above market acquired time charter	(686,000)	—	—
Net cash (used in) investing activities	(197,780,709)	(84,282,368)	(149,636,615)
Cash flows from financing activities
Capital stock	80,000	4,000	76,601
Additional paid-in capital	62,752,877	5,012,000	—
Initial Public Offering	116,000,000	—	—
Follow-on offering	—	—	129,528,000
Underwriters’ over allotment option exercised	—	—	8,277,289
Stock issuance costs	(8,694,657)	—	(8,122,546)
Deemed dividends	(6,312,500)	(287,500)	—
Vafias group of LPG carriers	(54,898,497)	—	—
Dividends paid	(10,000,000)	(10,650,000)	(13,714,540)
Deferred finance charges	(257,000)	(110,000)	(145,795)
Overdraft facility	200,000	(200,000)	—
Customer deposits	—	1,983,272	3,190,821
Loan repayment	(42,294,000)	(57,187,760)	(48,757,211)
Proceeds from short-term bridge facility	—	—	26,500,000
Proceeds from long-term debt	140,000,000	100,430,000	27,067,500
Net cash provided by financing activities	196,576,223	38,994,012	123,900,119
Net (decrease)/increase in cash and cash equivalents	23,210,243	(12,063,372)	21,968,001
Cash and cash equivalents at beginning of year	—	23,210,243	11,146,871
Cash and cash equivalents at end of year	23,210,243	11,146,871	33,114,872
Supplemental Cash Flow Information:
Cash paid during the period for interest	2,130,228	5,968,892	9,329,123
Non cash items:
Fair value of below market acquired time charter	1,597,000	1,982,000	1,572,000

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2006 and 2007
(Expressed in United States Dollars, except share data)

	Comprehensive Income	Capital stock Number of Shares (Note 14)	Amount (Note 14)	Additional Paid-in Capital (Note 14)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2004		6,000,000	60,000	36,792,148	531,208	—	37,383,356
Paid-in capital/contributed services	—	—	—	243,750	—	—	243,750
Additional Paid-in Capital	—	—	—	62,752,877	—	—	62,752,877
Initial Public Offering net of issuance costs	—	8,000,000	80,000	107,305,343	—	—	107,385,343
Deemed dividends	—	—	—	(6,312,500)	—	—	(6,312,500)
Less: Repayment of capital Contributions	—	—	—	(54,898,497)	16,947	—	(54,881,550)
Dividends declared and paid ($1.66 per share)	—	—	—	—	(10,000,000)	—	(10,000,000)
Net income for the year	14,536,051	—	—	—	14,536,051	—	14,536,051
Comprehensive income	14,536,051	—	—	—	—	—	—
Balance, December 31, 2005		14,000,000	140,000	145,883,121	5,084,206	—	151,107,327
Additional Paid-in Capital	—	400,000	4,000	5,012,000	—	—	5,016,000
Deemed dividends	—	—	—	(287,500)	—	—	(287,500)
Dividends declared and paid ($0.75 per share)	—	—	—	—	(10,650,000)	—	(10,650,000)
Less: Vafias Group of LPG Carrier acquisition	—	—	—	—	(99,870)	—	(99,870)
Net income for the year	18,492,509	—	—	—	18,492,509	—	18,492,509
Other comprehensive income
– Cash flow hedges:
Swap contract	245,434	—	—	—	—	245,434	245,434
Reclassification adjustment	(21,672)	—	—	—	—	(21,672)	(21,672)
Comprehensive income	18,716,271	—	—	—	—	—	—
Balance, December 31, 2006		14,400,000	144,000	150,607,621	12,826,845	223,762	163,802,228
Follow-on public offering net of issuance cost	—	7,200,000	72,000	121,860,958	—	—	121,932,958
Underwriters’ over-allotment option exercised net of issuance cost	—	460,105	4,601	7,821,785	—	—	7,826,386
Issuance of restricted shares and related stock based compensation	—	224,000	2,240	1,322,503	—	—	1,324,743
Dividends declared and paid ($0.75 per share)	—	—	—	—	(13,714,540)	—	(13,714,540)
Net income for the year	22,538,107	—	—	—	22,538,107	—	22,538,107
Other comprehensive income
– Cash flow hedges:
Swap contract	(628,334)	—	—	—	—	(628,334)	(628,334)
Reclassification adjustment	(50,760)	—	—	—	—	(50,760)	(50,760)
Comprehensive income	21,859,013	—	—	—	—	—	—
Balance, December 31, 2007		22,284,105	222,841	281,612,867	21,650,412	(455,332)	303,030,788

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the ‘‘Company’’) which, as of December 31, 2007 owned a fleet of thirty-eight liquefied petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

As of December 31, 2004, under the direction of Stealth Maritime Corporation S.A., the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to StealthGas Inc. and StealthGas Inc. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a.below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to StealthGas Inc. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed in note 1a below.

The vessels noted in 1b. ‘‘Vafias Group of LPG Carriers’’ were acquired by affiliates of the Vafias Group from unrelated parties. The ‘‘Vafias Group of LPG Carriers’’ were acquired by the Company with a portion of the proceeds of the initial public offering (see Note 14). The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group. Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company was accounted for as a combination of entities under common control in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 141 ‘‘Business Combinations’’ and EITF 02-05 ‘‘Definition of ‘‘Common Control’’ in relation to FASB Statement No. 141.’’ Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented.

As of December 31, 2007, StealthGas Inc. included the ship-owing companies listed below:

(a)	Ship-owning companies originally acquired by StealthGas Inc in 2004:

Name of Company	Vessel Name	Acquisition Date	cbm
VCM Trading Ltd.	Gas Prophet	October 12, 2004	3,515.55
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc.	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92

On October 19, 2006, ‘‘Gas Prophet’’ was renamed to ‘‘Ming Long’’ for the duration of the three years bare boat charter party.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information – Continued

(b)	Vafias’ Group of LPG carriers:

Name of Company	Vessel Name	Acquisition Date	cbm
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
East Technologies Ltd.	Gas Crystal*	July 28, 2005	3,211.04
Quicksilver Shipping Limited	Gas Legacy*	August 26, 2005	3,500.00
Triathlon Gas Inc.	Gas Marathon*	October 3, 2005	6,572.20
Gass Success Ltd.	Gas Eternity*	February 13, 2006	3,528.21

*	During the fourth quarter of 2005 and the first quarter of 2006, the above ship-owning companies were acquired by the Company with share purchase agreements except for the vessels Gas Crystal, Gas Legacy, Gas Marathon and Gas Eternity which were sold as assets to the newly formed subsidiaries of the Company, called Iceland Ltd., Northern Yield Shipping Ltd., Triathlon Inc and Balkan Profit Ltd.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.    Basis of Presentation and General Information – Continued

(c)	Ship-owning companies acquired by StealthGas Inc.:

Name of Company	Vessel Name	Acquisition Date	cbm
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas*	December 16, 2005	4,111.24
Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78
International Gases Inc	Gas Zael*	April 03, 2006	4,111.24
Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
Ocean Blue Limited	Gas Nemesis	June 15, 2006	5,016.05
Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04
Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
Aura Gas Inc.	Sea Bird	May 18, 2007	3,518.00
European Energy Inc.	Gas Renovatio	May 29, 2007	3,312.50
Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
Gastech Inc.	Gas Sikousis	August 03, 2007	3,500.00
Espace Inc.	Gas Sophie	October 15, 2007	3,500.00
Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00
Ecstasea Inc.	Gas Premiership**	—	—
Clean Power Inc.	Navig8 Fidelity**	—	—
MR Roi Inc.	Navig8 Faith**	—	—

*	On April 3, 2006, the ‘‘Feisty Gas’’ was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to ‘‘Gas Zael’’.
**	The last three vessels are to be delivered in 2008.

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

During 2005, 2006 and 2007, four charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
B	—	23%	27%
C	11%	—	—
E	32%	27%	21%
G	—	10%	20%

2.    Significant Accounting Policies

Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’) and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in notes 1(a), 1(b), and 1(c) above. Inter-company balances and transactions have been eliminated upon consolidation.

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

Other Comprehensive Income:    The Company follows the provisions of SFAS No. 130 ‘‘Statement of Comprehensive Income’’ which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation:    The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash:    Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel.

Trade Receivables:    The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.    Significant Accounting Policies – Continued

2006 and 2007, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2006 and 2007.

Claims Receivable:    Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not a subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities.

Trade Accounts Payable:    The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting:    The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment.

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

The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter (Note 9).

Impairment of Long-lived Assets:    The Company follows SFAS No.144 ‘‘Accounting for the Impairment or Disposal of Long-lived Assets’’. The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews the carrying amount of the vessels when events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. The Company had no impairment losses in any of the periods presented.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.    Significant Accounting Policies – Continued

Vessels’ Depreciation:    The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of their construction.

Assets held for sale:    It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale in accordance with SFAS No 144 ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’ when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels (ii) the vessels are available for immediate sale in its present condition (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale (Note 6).

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

Accounting for Revenue and Expenses:    Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter and bareboat revenues are recognized over the term of the charter as services are provided. Time charter and bareboat revenues received in advance are recorded as liabilities (deferred income) until charter services are rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.

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

Stock Incentive Plan:    Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors, is included in General and

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.    Significant Accounting Policies – Continued

administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method) (Note 15).

Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised (Note 16).

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

During 2006 and 2007, the Company engaged in four interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Notes 12, 13). These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the accompanying consolidated balance sheets at December 31, 2006 and December 31, 2007 with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income. If the hedged items are forecasted transactions that later are not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is the Company’s intention to hold these swap agreements to maturity.

Recent Accounting Pronouncements:    In September 2006, the FASB issued Statement No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under US GAAP. As a result of SFAS 157, there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has adopted SFAS 157 for the fiscal year beginning on January 1, 2008 and does not expect it to have material impact on its consolidated financial position, results of operations or cash flows.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.    Significant Accounting Policies – Continued

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS 159’’), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. This standard is effective for the Company for the fiscal year beginning on January 1, 2008. The Company has not opted to fair value any of its financial instruments.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), ‘‘Business Combinations’’ (SFAS 141R). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements’’ (‘‘SFAS 160’’). The statement is an amendment to Accounting Research Bulletin No. 51 ‘‘Consolidated Financial Statements’’ and establishes accounting and expanded disclosure requirements for minority interests, including disclosures relating to presentation of minority interests on the face of the balance sheet and income statement as well as accounting requirements relating to changes in a parent’s ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of this standard but believes that its implementation is unlikely to have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

In March 2008 the FASB issued SFAS No. 161, ‘‘Disclosures about Derivative Instruments and Hedging Activities’’ (‘‘SFAS 161’’). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial condition, results of operations or cash flows.

3.    Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. During 2005 and 2006 the daily management fee rate was adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the prior calendar quarter. For the years ended December 31, 2005 and 2006, the daily management fee was an average of $390 and $125 and $385 and $123, respectively. For 2007 the daily management fee, after an amendment on January 1, 2007 of the Management Agreement, is fixed at $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter. For the years ended December 31, 2005, 2006 and 2007, total brokerage commissions of 1.25% amounted to $436,201 $882,589 and $1,096,426, respectively, and were included in voyage expenses.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

3.    Transactions with Related Party – Continued

For the years ended December 31, 2005, 2006 and 2007, the management fees were $1,473,080, $3,068,609 and $4,126,610, respectively.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. As of December 31, 2006 and 2007 the amounts of $785,550 and $1,008,090, respectively, were capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to three unaffiliated ship-management companies, V.Ships Limited (‘‘V.Ships’’), EMS Ship Management (‘‘EMS’’) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel. Such fees for the years ended December 31, 2005, 2006 and 2007 amounted to $845,144, $1,391,123 and $1,110,161, respectively and are included in the total management fees of $1,473,080, $3,068,609 and $4,126,610, respectively.

In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director for the amounts of $468,666, $1,617,932 and $1,966,497 for the years ended December 31, 2005, 2006 and 2007, respectively, and are included in the consolidated statement of income under the caption ‘‘General and administrative expenses’’.

The current account balance with the Manager at December 31, 2006 and at December 31, 2007 was a liability of $2,198,456 and $7,846,691, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a three-year cancelable agreement for the provided office facilities. Rental expense for the years ended December 31, 2005, 2006 and 2007 amounted to $29,035, $30,022 and $33,388, respectively.

On May 16, 2007, the Company entered into a 60 day unsecured bridge facility with its affiliate Brave Maritime Corporation Inc. in the amount of $35,000,000 at a margin of 0.80% over three month Libor. The facility is extendable at the Company’s option for a further 60 day at the expiry of the facility. By July 20, 2007, the Company drew down $26,500,000 under this facility to part finance the acquisition of three vessels, named ‘‘Gas Renovatio’’, ‘‘Chiltern’’ and ‘‘Gas Evoluzione’’. On July 24, 2007, the Company repaid the amount of $26,500,000 plus accrued interest of $144,418 outstanding under the Brave Maritime Corporation Bridge Facility, where upon the facility was also immediately cancelled, and the availability under it has therefore ceased.

On July 27, 2007 and August 3, 2007, the Company acquired the vessels ‘‘Gas Kalogeros’’ and ‘‘Gas Sikousis’’ from its affiliate Brave Maritime Corporation Inc. at a total purchase price of $34,500,000 which was recorded by the Company. The acquisition price paid for these two vessels when acquired by the Company was 97% of two independent sale and purchase brokers’ valuations of the market price of those vessels at the time of their acquisition. Previously, on January 1, 2007 and March 1, 2007, Brave Maritime Corporation Inc had entered into separate memoranda of agreement to acquire the above vessels from an unaffiliated entity at a total price of $32,500,000. The above vessels were delivered to Brave Maritime Corporation on April 4, 2007 and March 29, 2007, respectively.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

4.    Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	December 31, 2007
Bunkers	240,692	101,050
Lubricants	506,182	735,315
Total	746,874	836,365

5.    Advances for Vessel Acquisitions

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2006 and December 31, 2007 amounting to $3,483,750 and $12,450,000, respectively, represent advance payments to sellers for four vessels under construction and one second-hand LPG carrier. As of December 31, 2006 the two vessels under construction, named ‘‘Gas Flawless’’ (formerly ‘‘Sunny Dream’’), and ‘‘Gas Haralambos’’ (formerly ‘‘Happy Dream’’) which were delivered to the Company on February 1, 2007, and on October 30, 2007, respectively, have a total purchase price of $46,125,000. As of December 31, 2007, the two vessels under construction and the one second-hand LPG carrier, named ‘‘Navig8 Fidelity’’ (formerly ‘‘Hull No. 3013’’) which was delivered to the Company on January 9, 2008, ‘‘Navig8 Faith’’ (formerly ‘‘Hull No. 3014’’) which was delivered to the Company on February 27, 2008 and ‘‘Gas Premiership’’ (formerly ‘‘Premiership’’), which was delivered to the Company on March 19, 2008, have a total purchase price of $134,000,000.

6.    Vessels, net

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	316,884,973	(18,934,716)	297,950,257
Acquisitions	138,458,326	—	138,458,326
Held for sale	(26,500,975)	1,734,406	(24,766,569)
Depreciation for the period	—	(16,546,692)	(16,546,692)
Balance, December 31, 2007	428,842,324	(33,747,002)	395,095,322

On November 8, 2007 the Company concluded a memorandum of agreement for the disposal of the vessel ‘‘Gas Oracle’’ to an unaffiliated third party for $6,000,000. The vessel was delivered to her new owners on January 28, 2008 realized a gain from the sale of vessel of approximately $983,000 which will be included in the Company’s consolidated statement of income in the first quarter of 2008. Following the sale of the vessel an amount of approximately $3,500,000 will be used to partly repay the outstanding indebtness.

On November 8, 2007 the Company concluded a memorandum of agreement for the disposal of the vessel ‘‘Gas Nemesis’’ to an unaffiliated third party for $10,750,000 plus an amount of $443,999 which represents the dry-docking cost incurred in 2007 and will be paid by the new owner. The vessel was delivered to her new owners on January 29, 2008 realized a gain from the sale of vessel of approximately $459,000 which will be included in the Company’s consolidated statement of income in the first quarter of 2008.

On November 8, 2007 the Company concluded a memorandum of agreement for the disposal of the vessel ‘‘Gas Renovatio’’ to an unaffiliated third party for $10,525,000. The vessel was delivered to her new owners on March 19, 2008 realized a gain from the sale of vessel of approximately $240,000 which will be included in the Company’s consolidated statement of income in the first quarter of 2008.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

7.    Deferred Finance Charges

Gross deferred finance charges amounting to $512,795 at December 31, 2007 represent fees paid to the lenders for obtaining the related loans, net of amortization. For the years ended December 31, 2005, 2006 and 2007, the amortization of deferred financing charges amounted to $41,344, $46,080 and $74,708, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.

8.    Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	December 31, 2007
Interest on long-term debt	1,544,473	1,745,707
Administrating expenses	1,049,836	540,503
Vessels’ operating and voyage expenses	2,087,179	1,641,818
Total	4,681,488	3,928,028

9.    Fair Value of Acquired Time Charter

The fair value of the time charters acquired at below / (above) fair market charter rates on the date of vessels’ acquisition is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the years ended December 31, 2005, 2006 and 2007, the amounts of $1,907,622, $1,835,672 and $1,377,146, respectively, are included in voyage revenues.

Vessel	End of Time Charter	Fair value of Acquired Time Charter	Total accumulated amortization as at December 31, 2006	Amortization for year ended December 31, 2007	Unamortized balance as at December 31, 2007
Fair value of acquired time charter – Asset
Catterick	January 2007	(421,000)	397,282	23,718	—
Total		(421,000)	397,282	23,718	—
Fair value of acquired time charter – Liability
Sir Ivor	April 2009	479,000	(98,406)	(164,010)	216,584
Lyne	April 2009	483,000	(101,732)	(164,303)	216,965
Batangas	June 2008	340,000	(85,581)	(169,767)	84,652
Sea Bird II	May 2009	409,000	—	(127,008)	281,992
Gas Renovatio	January 2008	310,000	—	(271,093)	38,907
Chiltern	March 2008	300,000	—	(201,444)	98,556
Gas Kalogeros	May 2008	411,000	—	(231,280)	179,720
Gas Sikousis	May 2008	142,000	—	(71,959)	70,041
Total		2,874,000	(285,719)	(1,400,864)	1,187,417
		2,453,000	111,563	(1,377,146)	1,187,417

10.    Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounted to $2,889,998 and $3,972,370 represent time charter revenues received in advance as of December 31, 2006 and as of December 31, 2007, respectively.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.    Customer Deposits

These amounts represent deposits received from charterers as guarantees and comprised as follows:

(a)    On September 26, 2006 an amount of $1,320,000 was received from the bareboat charterer of LPG carrier ‘‘Ming Long’’ which is equal to one-year hire. This amount plus any interest earned ($87,066 up to December 31, 2007) will be returned to the charterer at the end of the three years bareboat charter.

(b)    On December 6, 2006 an amount of $643,500, net of commission of $16,500, was received from the charterer of LPG carrier ‘‘Gas Oracle’’ which is equal to three-months hire. On October 15, 2007 the amount of $420,000 was deducted from the above deposit and transferred under the ‘‘Gas Tiny’’ new charter as deposit equal to three-months hire. This amount will be returned to the charterer at the end of the two years new charter or when an acceptable letter of guarantee is presented to the Company.

(c)    On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier ‘‘Gas Eternity’’ which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned ($52,084 up to December 31, 2007) will be returned to the charterer at the end of the three years bareboat charter.

(d)    On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier ‘‘Gas Monarch’’ which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on October 23, 2007 amounted to $1,349,978 plus any interest earned ($24,987 up to December 31, 2007) will be returned to the charterer at the end of the three years bareboat charter.

12.    Long-term Debt

The total long-term debt of the Company is analyzed as follows:

	December 31, 2006	December 31, 2007
Current portion of long-term debt	16,149,600	18,219,156
Long-term debt	124,798,640	127,539,373
Total Long-term debt	140,948,240	145,758,529

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

Bank loan interest expense for the year ended December 31, 2005 and 2006 amounted to $1,701,535 and $688,749, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.    Long-term Debt – Continued

In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the ‘‘Fortis-Athens Loan’’). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the ‘‘Fortis Loan’’ described above.

The term loan is repayable from August 2006 through June 2016 in forty quarterly instalments. The total facility loan will be repaid in four quarterly instalments of $2,200,000 each, eight quarterly instalments of $1,640,000 each, and twenty-eight quarterly instalments of $1,560,000 each plus a balloon payment of $14,250,000 payable together with the last instalment. The interest rate margin over LIBOR on the Fortis-Athens Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate during the years ended December 2005, 2006 and 2007 has been 0.75% over LIBOR.

The term loan is secured by a first priority mortgage over the twelve vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the amount outstanding under the term loan, to maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank at all times, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1 and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends. Dividends paid by the Company or Guarantor will not exceed 50% of free cash flow of the Company. No subsidiary of the Company or borrower will pay any dividend or make any other form of distribution or effect any form of retention, purchase or return of share capital except in accordance with the above clause.

On November 30, 2007, before the delivery of ‘‘Gas Nemesis’’ to her new owners, the Company prepaid $5,065,000 of the then outstanding amount of the loan.

At December 31, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding of $62,705,000 bore an average interest rate (including the margin) of 6.12%.

Bank loan interest expense for the year ended December 31, 2006 and 2007 amounted to $3,101,635 and $4,425,941, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.

(b)    In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the ‘‘DnB Loan’’). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005 and was repayable from June 2006 through December 2015. In March 2006, the Company increased its facility by an additional $14,000,000 for a total of $64,000,000 by DnB NOR bank. The new term loan was fully drawn down in March 9, 2006. Also, in January 2007, the Company increased its facility by an additional $20,317,500 for a total of $84,317,500 by DnB NOR bank. The new term loan was fully drawn down on January 30, 2007 and the new total loan is repayable from March 2007 through March 2016.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.    Long-term Debt – Continued

The total facility loan will be repaid in two semi-annual instalments of $4,608,000 each, four semi-annual instalments of $3,862,125 each, and fourteen semi-annual instalments of $3,094,125 each plus a balloon payment of $16,335,250 payable together with the last instalment. The interest rate margin over LIBOR on the DnB Loan varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The prevailing interest rate during the years ended December 2005, 2006 and 2007 has been 0.70% over LIBOR.

The term loan is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times equal or greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank. Dividends paid by the Company or Guarantor to investors should not exceed 50% of consolidated free cash flow of the Company per annum. Subsidiaries or Borrowers will only be restricted to pay dividends if an event of default has occurred.

At December 31, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding was $71,239,375 and bore an average interest rate (including the margin) of 6.11%.

Bank loan interest expense for the year ended December 31, 2005, 2006 and 2007 amounted to $178,313, $3,507,733 and $4,515,013, respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

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

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions to the Company or Guarantor on the payment of dividends to investors to pay amount exceeding 50% of its consolidated free cash flow. Subsidiaries or Borrowers will only be restricted to pay dividends if an event of default has occurred. The Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.    Long-term Debt – Continued

At December 31, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding was $5,316,640 and bore an average interest rate (including the margin) of 5.85%.

Bank loan interest expense for the year ended December 31, 2006 and 2007 amounted to $215,247 and $360,649, respectively and is included in interest and finance costs in the accompanying consolidated statements of income.

(d)    On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to a $49,622,514 non revolving term loan (the ‘‘Scotiabank Facility’’). The Scotiabank Facility will be fully drawn down no later than four months from the date of commitment letter in two advances in order to partially finance the acquisition of two vessels by the Company’s wholly owned subsidiaries. The first advance amounted to $6,750,000 was drawn down on June 21, 2007 to part finance the acquisition of the ‘‘Gas Icon’’ (formerly ‘‘Dorado Gas’’) and up to the date of the amendment the outstanding amount was $6,497,514. This amount will be repayable in fifteen consecutive semi-annual instalments of $336,500 each, starting on June 23, 2008 plus a balloon payment of $1,450,014 payable together with the last instalment.

The second advance, which was not drawn down as of December 31, 2007, amounts to $43,125,000 and will be repayable, with the first instalment commencing six months after the drawdown, in twenty consecutive semi-annual instalments of $1,541,250 each, plus a balloon payment of $12,300,000 payable together with the last instalment. The term loan will charge interest at LIBOR plus 0.70% and will be secured by first priority mortgages over the vessels ‘‘Gas Icon’’ and ‘‘Navig8 Fidelity’’, plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention account, specific assignment of the bareboat charter and the corporate guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels ‘‘Gas Icon’’ and ‘‘Navig8 Fidelity’’ at all times exceeds 125% and 100% of the first and second advances outstanding under the term loan, respectively, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain minimum cash balance of $200,000 per mortgaged vessel in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

At December 31, 2007, the Company was in compliance with all covenants under the term loan and the outstanding amount of $6,497,514 bore an average interest rate (including the margin) of 5.79%.

Bank loan interest expense for the year ended December 31, 2007 amounted to $220,117 and is included in interest and finance costs in the accompanying consolidated statements of income.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $89,820,475 and $85,141,008 as of December 31, 2006 and 2007, respectively.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.    Long-term Debt – Continued

The annual principal payments to be made, for the four loans, after December 31, 2007 are as follows:

Year ended	Amount
2008	18,219,156
2009	13,761,888
2010	12,804,620
2011	12,804,620
2012	12,804,620
Thereafter	75,363,625
Total	145,758,529

13.    Interest Rate Swap Agreement

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘Fortis Loan’’. The initial amount of the swap was $22,549,000 amortizing to $4,764,250 over its nine-year life commencing May 30, 2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and for the year ended December 31, 2007 was an interest income of $111,157. In 2005 and 2006 the swap did not have any interest income or expense since it was not effective until May 30, 2007. As of December 31, 2006 and 2007, the fair value of the instrument was $198,273 (asset) and $311,570 (liability), respectively.

The change in fair value on this swap was reflected in the accompanying consolidated statements of income and for the years ended December 31, 2005, 2006 and 2007 amounted to $67,000 (loss), $265,273 (income) and $509,843 (loss), respectively.

On January 23, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘DnB Loan’’. The initial amount of the swap was $22,500,000 amortizing to $4,410,000 over its ten-year life commencing March 9, 2006. If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 1.23%. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and for the year ended December 31, 2006 and 2007 was an interest income of $182,841 and $170,699, respectively. As of December 31, 2006 and 2007, the fair value of the instrument was $169,846 (asset) and $262,000 (liability), respectively. The change in fair value on this swap was reflected in the accompanying consolidated statements of income and for the years ended December 31, 2006 and 2007 amounted to $169,846 (income) and $431,846 (loss), respectively.

On May 22, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘DnB Loan’’ in order to hedge the Company’s variable interest rate exposure. The amount of the swap was $25,000,000 amortizing over its five-year life commencing September 11, 2006. The rate is fixed throughout the period at 5.42%. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and for the year ended December 31, 2006 and 2007 was an interest income of $49 and expense of $5,490, respectively.

On December 7, 2006, the Company put in place the required documentation to allow the change in fair value of this swap arrangement to be recorded as a component of other comprehensive income. Prior to this date such documentation was not in place and the swap agreement did not qualify as an

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

13.    Interest Rate Swap Agreement – Continued

effective hedge. As such, until December 6, 2006, the changes in its fair value were recognized in the accompanying consolidated statement of income and amounted to $649,455 (loss) for the year ended December 31, 2006. The fair value was $649,455 (liability) on December 6, 2006. An amount of $223,762 was recorded in comprehensive income in 2006 included the ineffective portion of the swap of $21,672 (income) which charged in the consolidated statement of income under the caption ‘‘Change in fair value of derivatives’’.

Thereafter, the fair value of the instrument as of December 31, 2006 and 2007 was $404,021 (liability) and $1,185,670 (liability), respectively. During the year ended December 31, 2007, the above financial instrument did not qualify as an effective cash flow hedge and as a result the change in its fair value of $1,153,497 (loss) was immediately recognized in the consolidated statement of income. An amount of $358,706 was recorded in comprehensive income in 2007 included the change in ineffective portion of the swap of $13,143 (income) which charged in the consolidated statement of income under the caption ‘‘Change in fair value of derivatives’’. The amount remaining in comprehensive income of $582,468 related to this derivative will be recognized in the consolidated statement of income over the remaining life of the original hedging period and for the year ended December 31, 2007 the amount charged in the consolidated statement of income under the caption ‘‘Change in fair value of derivatives’’ was $37,618 (income). The Company considers that it is not possible a hedged forecasted transaction will occur in the future.

On June 22, 2007, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘DnB Loan’’ in order to hedge the Company’s variable interest rate exposure. The amount of the swap was $25,000,000 amortizing over its five-year life commencing September 11, 2007. The rate is fixed throughout the period at 5.58%. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest and finance costs and for the year ended December 31, 2007 was an interest expense of $479.

On August 6, 2007, the Company put in place the required documentation to qualify as effective hedge, which allowed the change in fair value of this swap arrangement to be recorded as a component of other comprehensive income. As such, until August 6, 2007, the fair value of the instrument was recorded entirely in the balance sheet, in the amount of $529,567 (liability) and the changes in its fair value of $529,567 being recognized in the consolidated statement of income.

Thereafter, the fair value of the instrument as of December 31, 2007 was $1,529,749 (liability), and the change in its fair value since August 6, 2007 of $1,000,182 was recorded entirely as a component of other comprehensive loss.

14.    Common Stock and Additional Paid-in Capital

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

On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

14.    Common Stock and Additional Paid-in Capital – Continued

closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a director of StealthGas Inc., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006 and as of December 31, 2006 the Company had 14,400,000 common shares outstanding with par value of $0.01.

On July 18, 2007, the Company completed a follow-on public offering of 7,200,000 shares at par value of $0.01 for $18.00 per share. The gross proceeds from the offering amounted to $129,600,000, the net proceeds after the underwriters’ discounts and commissions and other related expensed amounted to $121,932,958. The Company also granted the underwriters a 30 day option to purchase up to an additional 1,080,000 shares of common stock to cover any over allotments.

On August 1, 2007 the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares at par value of $0.01 of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386.

15.    Equity Compensation Plan

The Company’s board of directors has adopted an Equity Compensation Plan (‘‘the Plan’’), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time.

The Plan expires ten years from the date of adoption. As of December 31, 2007 a total of 224,000 restricted shares had been granted under this Plan.

On August 14, 2007, the Company granted 112,000 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $17.10 which is equal to the market value of the Company’s common stock on that day. The restricted shares will be vested over 3 years from the grant date, (54,000 restricted shares on October 1, 2007, 29,000 restricted shares on October 1, 2008 and 29,000 restricted shares on October 1, 2009).

On November 20, 2007, the Company granted 112,000 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $15.95 which is equal to the market value of the Company’s common stock on that day.

The restricted shares will be vested over 3 years from the grant date, (54,000 restricted shares on October 31, 2008, 29,000 restricted shares on October 31, 2009 and 29,000 restricted shares on October 1, 2010).

All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. As of

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

15.    Equity Compensation Plan – Continued

December 31, 2007 the Company paid dividends on all restricted shares, amounted to $21,000. As restricted share grantees retained dividends on awards that are expected vest, such dividends were charged to retained earnings.

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

SFAS No. 123(R) describes two generally accepted methods of recognizing expense for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the ‘‘accelerated method’’, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ‘‘straight-line method’’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Management has selected the accelerated method under SFAS No. 123(R) with respect to the restricted shares because it considers that this method to be the more conservative in terms of accounting for such stock based compensation. The stock based compensation expense for the restricted vested and unvested shares for the period from inception (August 14, 2007 and November 20, 2007) to December 31, 2007 amounted to $1,324,743, and is included in the consolidated statement of income under the caption ‘‘General and administrative expenses’’.

A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2007 and changes during the year ended December 31, 2007, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2007	—	—
Granted	224,000	16.34
Vested	(54,000)	17.10
Forfeited	—	—
Non-vested, December 31, 2007	170,000	16.34

As of December 31, 2007, there was $2,376,857 of total unrecognized compensation cost related to non-vested restricted shares granted under this Plan. That cost is expected to be recognized over an average period of 2.8 years. The total fair value of shares vested during the year ended December 31, 2007 was $923,400.

16.    Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

16.    Earnings per share – Continued

Diluted earnings per share give effect to all potentially dilutive securities. Our unvested restricted shares were potentially dilutive securities during the year ended December 31, 2007. The difference between basic and diluted weighted-average number of shares outstanding was the dilutive effect of the unvested restricted shares computed as follows:

	Year ended December 31,
	2005	2006	2007
Net income	14,536,051	18,492,509	22,538,107
Basic Weighted average shares – outstanding	7,906,849	14,161,096	17,900,576
Effect on dilutive securities:
Unvested restricted shares		—	42,770
Diluted Weighted average shares – outstanding	7,906,849	14,161,096	17,943,346
Basic earnings per share	1.84	1.31	1.26
Diluted earnings per share	1.84	1.31	1.26

17.    Dividends Paid

On February 23, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on March 12, 2007 to stockholders of record on March 5, 2007. The total amount of $2,700,000 was paid on March 8, 2007.

On May 21, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on June 12, 2007 to stockholders of record on June 4, 2007. The total amount of $2,700,000 was paid on June 8, 2007.

On August 14, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on August 30, 2007 to stockholders of record on August 24, 2007. The total amount of $4,157,270 was paid on August 28, 2007.

On November 13, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on November 30, 2007 to stockholders of record on November 23, 2007. The total amount of $4,157,270 was paid on November 28, 2007.

18.    Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2005	2006	2007
Port expenses	504,224	1,330,146	1,227,235
Bunkers	1,020,946	2,631,535	1,546,050
Commissions charged by third parties	688,640	1,266,939	1,397,945
Commissions charged by related party (Note 3)	436,201	882,589	1,096,426
Other voyage expenses	38,144	102,595	101,890
Total	2,688,155	6,213,804	5,369,546

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

18.    Voyage Expenses and Vessel Operating Expenses – Continued

	Year ended December 31,
Vessels’ Operating Expenses	2005	2006	2007
Crew wages and related costs	5,095,177	10,552,858	14,009,371
Insurance	729,552	1,611,013	1,561,173
Repairs and maintenance	753,726	2,125,502	3,386,081
Spares and consumable stores	1,878,675	3,596,043	4,185,461
Miscellaneous expenses	638,446	1,588,928	2,293,392
Total	9,095,576	19,474,344	25,435,578

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

20.    Financial Instruments

The principal financial assets of the Company consist of cash, accounts receivable due from charterers, and fair value of derivatives. The principal financial liabilities of the Company consist of accounts payable due to suppliers, payable to related party, customer deposits, fair value of derivatives and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

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

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

21.    Commitments and Contingencies – Continued

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. In January 2008, the Company entered into a new two-year cancelable operating lease for its office facilities that terminates in January 2010. Rental expense for the years ended December 31, 2005, 2006 and 2007 was $29,035, $30,022 and $33,388, respectively. In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. Rental expense for the years ended December 31, 2005, 2006 and 2007 was $8,340, $43,049 and $46,642, respectively.

Future rental commitments were payable as follows:

December 31,	Office Lease	Car Rent	Total
2008	43,135	33,750	76,885
2009	47,056	—	47,056
2010	3,921	—	3,921
	94,112	33,750	127,862

•	As described in Notes 5 above, during the year ended December 31, 2007 the Company entered into separate memoranda of agreement to acquire two vessels under construction and one second-hand vessel. As of December 31, 2007, the unpaid balance of the purchase price for these vessels was $134,000,000, net of $12,450,000 already advanced to the sellers.

•	Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2007, will be $57,012,014 during 2008, $42,958,264 during 2009, $13,668,838 during 2010, $3,306,000 during 2011, and $1,193,500 during 2012. These amounts do not include any assumed off-hire.

22.    Subsequent Events

(a)	On January 8, 2008, the Company, under the terms of Scotiabank Facility, drewdown the second advance of $43,125,000 to part finance the acquisition of the ‘‘Navig8 Fidelity’’ (formerly ‘‘Hull No 3013’’).

(b)	On January 9, 2008, the Company took delivery of the ‘‘Navig8 Fidelity’’.

(c)	On January 15, 2008, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘Fortis Loan’’ in order to hedge the Company’s variable interest rate exposure. The amount of the swap will be $41,702,995 over its five-year life commencing January 17, 2008. The rate is fixed throughout the period at 3.66%.

(d)	On January 17, 2008 the Company signed a commitment letter with the Deutsche Bank to partially finance the acquisition of one new, under construction oil products and chemical tanker, named ‘‘Navig8 Faith’’, by one of the Company’s wholly owned subsidiaries. The senior secured term loan facility amounted to $40,250,000 and was fully drawn down in one tranche on February 19, 2008. The tranche is repayable in forty-seven consecutive quarterly instalments of $625,000 each three months after the drawdown, plus a balloon payment of $10,875,000 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgage over the vessel involved, plus the assignment of the vessel insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning company, as owner of the vessel.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

22.    Subsequent Events – Continued

(e)	On January 28, 2008, the Company sold the vessel ‘‘Gas Oracle’’.

(f)	On January 29, 2008, the Company sold the vessel ‘‘Gas Nemesis’’.

(g)	On February 13, 2008, the Company signed a commitment letter with the DnB NOR Bank to partially finance the acquisition of one second hand LPG vessel, named ‘‘Gas Premiership’’, by one of the Company’s wholly owned subsidiaries. The senior secured term loan facility amounted to $15,750,000 and was fully drawn down on March 19, 2008 and is repayable in sixteen semi-annual instalments of $690,000 each plus a balloon payment of $4,710,000 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.85% and is secured by a first priority mortgage over the vessel involved and cross-collateralized with security vessels under the ‘‘DnB Loan’’ plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

(h)	On February 19, 2008, the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on March 5, 2008 to stockholders of record on February 29, 2008.

(i)	On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between September 2010 and December 2011, at an aggregate contract price of Yen 12,008,000,000 (approx. $111,185,185 based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108). On February 29, 2008, the Company paid the first 10% installment of Yen 1,200,800,000 ($11,118,519).

(j)	On February 27, 2008, the Company took delivery of the ‘‘Navig8 Faith’’.

(k)	On February 29, 2008, the Company entered into separate memoranda of agreement with affiliated parties to acquire one second hand LPG carrier named ‘‘Gas Natalie’’ with expected delivery in August 2008 and four under construction LPG carriers, the ‘‘Gas Defiance’’, the ‘‘Gas Shuriken, the ‘‘K411’’ and ‘‘K412’’ with expected delivery in August 2008, November 2008, May 2009 and July 2009, respectively. There were no advance payments made for these vessels. The aggregate purchase price of all these vessels is $92,620,000.

(l)	On March 14, 2008, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 9,396 restricted shares to the Company’s Deputy Chairman of the Board Mr. Lambros Babilis and 16,609 restricted shares to the employees of the ‘‘Manager’’ (a related party) vesting as follows, 13,003 on March 18, 2009, 6501 on March 18, 2010 and 6,501 on March 18, 2011.

(m)	On March 18, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named ‘‘Hyundai Mipo Hull Number 2139’’ which is scheduled to be delivered in the second quarter of 2009. The purchase price of this vessel is $57,500,000. On March 27, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.

(n)	On March 18, 2008, the Company entered into an agreement to enter into an interest rate swap in regard to the ‘‘Deutsche Bank Loan’’ in order to hedge the Company’s variable interest rate exposure. The notional amount of the swap will be $40,250,000 over its five-year life commencing March 20, 2008. The rate is fixed throughout the period at 3.09%.

(o)	On March 19, 2008, the Company sold the vessel ‘‘Gas Renovatio’’.

(p)	On March 19, 2008, the Company took delivery of the ‘‘Gas Premiership’’.

(q)	On May 27, 2008, the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on June 13, 2008 to stockholders of record on June 6, 2008.

Schedule I — Condensed Financial Information of Stealthgas Inc. (Parent Company Only)
Balance Sheets
December 31, 2006 and 2007
(Expressed in United States Dollars, except for share data)

	December 31,
	2006	2007
Assets
Current assets
Cash and cash equivalents	8,297,999	32,688,773
Advances and prepayments	100,905	74,387
Total current assets	8,398,904	32,763,160
Non current assets
Deferred finance charges	—	77,101
Investments in subsidiaries	236,139,320	383,081,226
Total non current assets	236,139,320	383,158,327
Total assets	244,538,224	415,921,487
Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	77,924,386	100,510,970
Trade accounts payable	184,476	307,816
Other accrued liabilities	2,591,232	2,285,410
Current portion of long-term debt	—	673,000
Total current liabilities	80,700,094	103,777,196
Non current liabilities
Fair value of derivatives	35,902	3,288,989
Long-term debt	—	5,824,514
Total non current liabilities	35,902	9,113,503
Total liabilities	80,735,996	112,890,699
Stockholders’ equity
Capital stock 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 14,400,000 and 22,284,105 shares issued and outstanding with a par value of $0.01 per share	144,000	222,841
Additional paid-in capital	150,607,621	281,612,867
Retained earnings	12,826,845	21,650,412
Accumulated other comprehensive income/(loss)	223,762	(455,332)
Total stockholders’ equity	163,802,228	303,030,788
Total liabilities and stockholders’ equity	244,538,224	415,921,487

Schedule I — Condensed Financial Information of Stealthgas Inc. (Parent Company Only)
Statements of Income
For the years ended December 31, 2005, 2006 and 2007
(Expressed in United States Dollars, except for share data)

	December 31,
	2005	2006	2007
Expenses
General and administrative expenses	748,381	3,435,232	5,003,083
Total expenses	748,381	3,435,232	5,003,083
Other income and (expenses)
Interest and finance costs	—	—	(436,211)
Change in fair value of derivatives	(67,000)	(192,664)	(2,573,993)
Interest income	746,122	633,264	1,735,686
Foreign exchange loss	(5,370)	(6,016)	(15,488)
Other expenses, net	673,752	434,584	(1,290,006)
Equity in earnings of subsidiaries	14,610,680	21,493,157	28,831,196
Net income	14,536,051	18,492,509	22,538,107
Earnings per share
– Basic	1.84	1.31	1.26
– Diluted	1.84	1.31	1.26
Weighted average number of shares
– Basic	7,906,849	14,161,096	17,900,576
– Diluted	7,906,849	14,161,096	17,943,346

Schedule I — Condensed Financial Information of Stealthgas Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2005, 2006 and 2007
(Expressed in United States Dollars, except for share data)

	December 31,
	2005	2006	2007
Cash flows from operating activities
Net income for the year	14,536,051	18,492,509	22,538,107
Items included in net income not affecting cash flows:
Equity in earning of subsidiaries	(14,610,680)	(21,493,157)	(28,831,196)
Amortization of deferred finance charges			17,899
Non cash general and administrative expenses	243,750	—	—
Net loss/(income) of vessel acquired from the Vafias Group	16,947	(99,870)	—
Share based compensation	—	—	1,324,743
Change in fair value of derivatives	67,000	192,664	2,573,993
Changes in operating assets and liabilities:
(Increase)/decrease in
Advances and prepayments	(119,404)	18,499	26,518
Dividends received from subsidiaries	10,000,000	10,650,000	13,714,540
Increase/(decrease) in
Payable to related party	20,502,481	57,421,905	22,586,584
Trade accounts payable	235,560	(51,084)	123,340
Other accrued liabilities	435,588	2,155,644	(305,822)
Net cash provided by operating activities	31,307,293	67,287,110	33,768,706
Cash flows from investing activities
Investments in subsidiaries	(108,908,674)	(74,393,453)	(131,825,250)
Net cash (used in) investing activities	(108,908,674)	(74,393,453)	(131,825,250)
Cash flows from financing activities
Capital stock	80,000	4,000	76,601
Additional paid-in capital	62,752,877	5,012,000	—
Initial Public Offering	116,000,000	—	—
Follow-on offering	—	—	129,528,000
Underwriters’ over allotment option exercised	—	—	8,277,289
Issuance costs	(8,694,657)	—	(8,122,546)
Deemed dividends	(6,312,500)	(287,500)	—
Vafias group of LPG carriers	(54,898,497)	—	—
Dividends paid	(10,000,000)	(10,650,000)	(13,714,540)
Deferred finance charges	—	—	(95,000)
Overdraft facility	200,000	(200,000)	—
Loan repayment	—	—	(26,752,486)
Proceeds from short-term bridge facility	—	—	26,500,000
Proceeds from long-term debt	—	—	6,750,000
Net cash provided by financing activities	99,127,223	(6,121,500)	122,447,318
Net (decrease)/increase in cash and cash equivalents	21,525,842	(13,227,843)	24,390,774
Cash and cash equivalents at beginning of year	—	21,525,842	8,297,999
Cash and cash equivalents at end of year	21,525,842	8,297,999	32,688,773

Schedule I — Notes to the Condensed Financial Information of StealthGas Inc. (the ‘‘Parent Company’’)
(Expressed in United States Dollars)

In the condensed financial information of the Parent Company, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Company, during the years ended December 31, 2005, 2006 and 2007, received cash dividends from its subsidiaries of $10,000,000, $10,650,000 and $13,714,540 respectively, which was simultaneously distributed to shareholders of record.

The Parent Company is joint and several borrower under the Fortis Bank loan, borrower under the Scotiabank Facility and a guarantor under DnB NOR Bank loan. See Note 12 ‘‘Long-term Debt’’ to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company’s consolidated financial statements.