Form 20-F
period 2008-12-31
StealthGas Inc.
filed 2009-06-18
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008 was:
     Common Stock, par value $0.01 per share                                        22,310,110 shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Act. ☐ Yes ☑ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☑     Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☑     International Financial Reporting Standards ☐     Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

i

FORWARD-LOOKING INFORMATION
     This Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
     All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:
•	future operating or financial results;

•	global and regional economic and political conditions;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”) and refined petroleum product prices and production;

•	future supply and demand for refined petroleum products and natural gas of which LPG is a byproduct;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and

•	expectations regarding vessel acquisitions.
     When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information — Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

ii

PART I
     StealthGas Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “StealthGas,” the “Company,” “we,” “us,” or “our.” This annual report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.
     We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
Selected Consolidated Financial Data
     The following table sets forth our selected consolidated financial data and other operating data shown in U.S. dollars, other than share and fleet data. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of StealthGas is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, and have been audited for the period ended December 31, 2004 and the years ended December 31, 2005, 2006, 2007 and 2008 by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte.
     Our audited consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheets as of December 31, 2007 and 2008, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the periods ended December 31, 2004 and 2005 and the selected balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Period from
	October 12,
	2004 through
	December	Year ended December 31,
	31, 2004	2005	2006	2007	2008
INCOME STATEMENT DATA
Revenues:
Voyage revenues	$2,048,006	$36,644,591	$73,259,369	$89,995,123	$112,551,901

Operating expenses:
Voyage expenses	341,203	2,688,155	6,213,804	5,369,546	6,180,754
Vessels operating expenses	759,010	9,095,576	19,474,344	25,435,578	32,178,385
Dry-docking costs	—	470,384	2,243,395	314,181	1,112,992
Management fees	111,540	1,473,080	3,068,609	4,126,610	4,618,025
General and administrative expenses	35,100	779,539	3,457,688	5,024,912	4,772,615
Depreciation	264,458	5,611,942	13,058,316	16,546,692	23,283,393

	Period from
	October 12,
	2004 through
	December	Year ended December 31,
	31, 2004	2005	2006	2007	2008
Net gain (loss) on sale of vessels	—	—	—	—	(1,673,321)

Total expenses	1,511,311	20,118,676	47,516,156	56,817,519	70,472,843

Income from operations	536,695	16,525,915	25,743,213	33,177,604	42,079,058

Interest and finance costs	—	(2,685,207)	(7,705,602)	(9,831,404)	(9,962,504)
Change in fair value of derivatives	—	(67,000)	(192,664)	(2,573,992)	(2,713,055)
Interest income	47	780,434	735,090	1,888,070	743,193
Foreign exchange loss	(5,534)	(18,091)	(87,528)	(122,171)	(159,208)

Other expenses, net	(5,487)	(1,989,864)	(7,250,704)	(10,639,497)	(12,091,574)

Net income	$531,208	$14,536,051	$18,492,509	$22,538,107	$29,987,484

Earnings per share, basic (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	$0.09	$1.84	$1.31	$1.26	$1.36

Earnings per share, diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	$0.09	$1.84	$1.31	$1.26	$1.35

Weighted (and diluted) average number of shares outstanding (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	6,000,000	7,906,849	14,161,096	17,943,346	22,182,118

Dividends declared per share, basic and diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)*	$—	$1.67	$0.75	$0.75	$0.75

	As of December 31,
	2004	2005	2006	2007	2008
BALANCE SHEET DATA
Current assets, including cash	$1,316,069	$26,016,248	$17,891,738	$69,497,341	$52,458,518
Total assets	40,617,369	256,978,768	319,605,321	477,593,326	634,347,123
Current liabilities	3,234,013	20,725,441	28,628,998	37,372,666	40,774,931
Derivative liability	—	67,000	35,902	3,288,989	12,762,979
Total long-term debt, including current portion	—	97,706,000	140,948,240	145,758,529	283,693,873
Total stockholders’ equity	37,383,356	151,107,327	163,802,228	303,030,788	317,847,325
Capital stock (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	60,000	140,000	144,000	222,841	223,101

	As of December 31,
	2004	2005	2006	2007	2008
Common shares outstanding (retroactively adjusted for 60,000-to-1 split effected on August 26, 2005)	6,000,000	14,000,000	14,400,000	22,284,105	22,310,110

	Period from
	October 12,
	2004 through
	December 31,	Year ended December 31,
	2004	2005	2006	2007	2008
OTHER FINANCIAL DATA
Net cash provided by operating activities	$598,710	$24,414,729	$33,224,984	$47,704,497	$48,080,792
Net cash used in investing activities	(37,415,758)	(197,780,709)	(84,282,368)	(149,636,615)	(159,979,986)
Net cash provided by financing activities	36,817,048	196,576,223	38,994,012	123,900,119	120,632,381
FLEET DATA
Average number of vessels(1)	2.3	11.9	25.9	32.8	38.6
Total voyage days for fleet(2)	286	4,288	9,346	11,871	14,018
Total time and bareboat charter days for fleet(3)	174	4,105	8,209	11,170	13,318
Total spot market days for fleet(4)	112	183	1,137	701	700
Total calendar days for fleet(5)	286	4,334	9,451	11,986	14,113
Fleet utilization(6)	100%	98.9%	98.9%	99.0%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$5,968	$7,919	$7,174	$7,129	$7,588
Vessel operating expenses(8)	2,654	2,099	2,061	2,122	2,280
General and administrative expenses	123	180	366	419	338
Management fees	390	340	325	344	327
Total operating expenses(9)	3,167	2,279	2,426	2,541	2,618

*	As a privately held company, we paid no dividends in 2004 and an aggregate dividend of $10.0 million in July 2005. We paid no dividends in 2005 after becoming a public company in October 2005. We paid our first quarterly dividend since becoming a public company in October 2005, of $0.1875 per share, in January 2006. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors — Risks Related To Our Common Stock — Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends” and “Item 8. Financial Information — Dividend Policy.”

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenues or “TCE revenues” by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. It is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Reconciliation of TCE revenues as reflected in the consolidated statement of income and calculation of TCE rate follow:

	Period from
	October 12, 2004
	through
	December 31,	Year ended December 31,
	2004	2005	2006	2007	2008
Voyage revenues	$2,048,006	$36,644,591	$73,259,369	$89,995,123	$112,551,901
Voyage expenses	(341,203)	(2,688,155)	(6,213,804)	(5,369,546)	(6,180,754)

Time charter equivalent revenues	$1,706,803	$33,956,436	$67,045,565	$84,625,577	$106,371,147

Total voyage days for fleet	286	4,288	9,346	11,871	14,018

Time charter equivalent (TCE) rate	$5,968	$7,919	$7,174	$7,129	$7,588

(8)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness
     The table below sets forth our consolidated capitalization at December 31, 2008 and an actual basis and as adjusted to reflect a dividend paid on March 9, 2009 of $0.1875 per common share, the drawdown of $19.3 million under our facility with DVB Bank on April 16, 2009 and aggregate scheduled loan repayments of $10.5 million until June 16, 2009. There has been no material change to our capitalization since December 31, 2008 as so adjusted.
     This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F.

	As of December 31, 2008
	Actual	As Adjusted
In thousands of U.S. Dollars
Long-term debt obligations (including current portion)*	$283,693,873	$292,468,552
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized and 22,310,110 issued and outstanding, actual and as adjusted(1)	$223,101	$223,101
Additional paid-in capital	$283,526,241	$283,526,241
Retained earnings	$34,097,983	$29,914,837

Total stockholders’ equity	$317,847,325	$313,664,179

Total capitalization	$601,541,198	$606,132,731

*	All of our indebtedness is secured.

(1)	Includes 113,005 unvested restricted shares as of December 31, 2008, of which 13,003 shares vested on March 18, 2009.
Reasons For the Offer and Use of Proceeds
     Not Applicable.
Risk Factors
Risks Related To Our Industry
The cyclical nature of the demand for LPG transportation, which has recently declined, may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.
     Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and into 2009 as a result of slowdown in the world economy. Although these declines were not as significant as those seen in other areas of the shipping industry, if charter rates remain depressed, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or up for rechartering. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
     To the extent we have vessels in the spot market, we are exposed to changes in spot rates for gas carriers and such changes can affect our earnings and the value of our gas carriers at any given time. We are also exposed to fluctuations in bunker (fuel) costs for which we are responsible in respect of vessels on spot charters. As of June 15, 2009, eight of our 41 vessels were deployed in the spot market while 13 and 20 were under bareboat and time period charters, respectively. As our period charters expire they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters.
     Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon economic growth in the world’s economy, particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase in the near term, while there may not be significant, or any, economic growth in the near term, and possibly for an extended period, as a result of the current worldwide financial crisis. Adverse economic, political, social or other developments, including the continued turmoil in the global financial system and economic crisis, could have a material adverse effect on world economic growth and thus on our business and results of operations.
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
A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.
Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects.
     The global economy and the volume of world trade sharply declined in the latter part of 2008 and early 2009. Furthermore, the lack of trade finance being provided by financial institutions, whose lending activities have been significantly reduced due to liquidity concerns and the re-pricing of credit risk, has restricted the shipping volumes in seaborne transportation industry. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that have been adversely affected by the recent economic downturn and, accordingly, a further slackening of demand in those industries could further adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. In 2008 growth in China slowed significantly from recent years, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, any further deterioration in the economy of the United States or the European Union may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.
If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.
     Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, could be adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Specifically, world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:
•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	increases in the cost of petroleum and natural gas from which LPG is derived;

•	decreases in the consumption of LPG or natural gas due to availability of new, alternative energy sources or increases in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive; and

•	increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.
     Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.
Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.
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
Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas
     Recently there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.
The product carrier shipping sector is cyclical, which may lead to lower charter rates and lower vessel values.
     The medium range type product carrier shipping sector is also cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our two current and two contracted product carriers are not scheduled to expire until 2015 and 2012, respectively, if prevailing market conditions, which have recently deteriorated along with the global economy, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for our product carriers at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.
The market values of our vessels, which have recently declined, may remain at current low, or lower, levels for a prolonged period and, over time, may fluctuate significantly. If the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.
     Due to the sharp decline in the world economy and related decreases in charter rates, the market value of our vessels declined from December 31, 2007 to December 31, 2008. The market values of our vessels may remain at current low, or be depressed to even lower, values for a prolonged period of time and, as was the case with the recent decreases in value, are subject to the potential significant fluctuations depending on a number of factors including:
•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for newbuildings;

•	governmental and other regulations;

•	supply and demand for LPG products and, with respect to our product carriers, refined petroleum products;

•	prevailing level of LPG charter rates and, with respect to our product carriers, the prevailing level of product carrier charter rates; and

•	technological advances.
     If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value on our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant further declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. If the market value of our fleet further declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing and pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.
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
     The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. In addition, our vessels are subject to OPA financial responsibility requirements for “tank vessels”. See “Item 4. Information on the Company — Environmental and Other Regulation.”
     The International Maritime Organization (the “IMO”), which is an agency of the United Nations, has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage and waste discharges, and air emissions. In complying with OPA 90, the IMO and other applicable environmental regulations and any regulations that may be adopted, including regulations governing the safety, construction, equipment, operation and liability of our vessels, we may be required to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency plans for potential spills, and in obtaining insurance coverage.
     The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. For this reason, we believe it is highly unlikely that such certifications would be discontinued. However, there is the possibility that such certifications will not be maintained.
     We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.
     We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.
Our vessels are subject to periodic inspections by a classification society.
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
Maritime claimants could arrest our vessels, which could interrupt our cash flow.
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
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by the Vafias Group.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.
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

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.
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
Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.
     If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and into 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. In January 2009, Somalian pirates captured the Longchamp, a 1990-built, 4,316 dwt LPG carrier, which is not affiliated with us, which was participating in a convoy through the Gulf of Aden. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as terrorism, that may interfere with the operation of our vessels.
     We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.
     Terrorist attacks, or the perception that LPG or natural gas facilities or oil refineries and LPG carriers, natural gas carriers or product carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG, natural gas and refined petroleum products to the United States and to other countries. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation.
Risks Related To Our Business
We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.
     We derive all our revenues from the payment of charter hire by charterers. The ability and willingness of each of our counterparties to perform its obligations under charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier and refined petroleum product carrier sectors of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. The bareboat and time charters on which we deploy 35 of the 41 vessels in our fleet as of December 31, 2008 and 33 of the 41 vessels in our fleet as June 15, 2009 generally provide for charter rates that are significantly above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters would be at lower rates given currently decreased charter rate levels. For example, we had entered into a bareboat charter for one of our LPG carriers, the Gas Ice, until April 2011 with Societa Cooperative di Navigazione a.r.l. “G. Giulietti,” or Giulietti, and in March 2009, the charter was improperly unilaterally terminated by the charterer as a result of the charterer’s bankruptcy. We have yet to redeploy this vessel, which is therefore not generating revenue. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel, as is currently the case with the Gas Ice. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results operations and financial condition.

Charters at attractive rates may not be available when we attempt to secure charters for five of our newbuilding LPG carriers scheduled to be delivered to us from February 2011 to May 2012 and as the charters for our current vessels expire, which would have an adverse impact on our revenues and financial condition.
     As of June 15, 2009, of our 41 vessels, 13 and 20 were under bareboat charter and time charter, respectively, while eight were deployed in the spot market. We have arranged a one-year time charter for the Gas Exelero, which is scheduled to join our fleet towards the end of June 2009, and three-year time and bareboat charters for our two resale new build product carriers scheduled to be delivered to us in late June 2009 and November 2009. We have not yet arranged charters for our additional five newbuilding LPG carriers, which are scheduled to be delivered to us from February 2011 through May 2012. As of April 30, 2009, 69% of our anticipated fleet days are covered by period charter contracts for 2009 and 38% for 2010, with bareboat and time charters for 12 of our LPG carriers scheduled to expire in 2009. We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us, as was the case for the charterer of the Gas Ice who defaulted on their charter in March 2009 due to their bankruptcy. Furthermore, charter rates for LPG carriers and product carriers have declined somewhat in the latter part of 2008 and early 2009 from the relatively high levels that had been prevailing and at which we were able to charter some of our vessels. When the current charters for our entire fleet, which average on a time charter equivalent basis $8,821 per day as of March 31, 2009, compared to an average of $9,056 per day for the year ended December 31, 2008, expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our newbuilding LPG carriers at similarly profitable rates, or at all, including for the 31% of our anticipated voyage days for 2009 for which we had not arranged charters as of April 30, 2009. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.
     In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2008, approximately 63.0% of our revenues were derived from our three largest charter customers. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
Our loan agreements or other financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities.
     Our loan agreements impose, and our future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.
     Our loan agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:
•	maintain minimum cash balances in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and (ii) 125% under our loan agreements with Deutsche Bank, DnB NOR Bank ASA, DVB Bank S.E. Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank; and

•	ensure that our ratio of EBITDA to interest expense over the preceding six months is at all times more than 2.5 times.
Our loan agreements also require that members of the Vafias family at all times own at least 15% of our outstanding capital stock and includes restrictions on the payment of dividends.
     As of December 31, 2008 and March 31, 2009, we were in compliance with these covenants.
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
     A failure by us to meet our payment and other obligations, including our financial covenants and security coverage requirement, could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.
The current lower charter rates in the LPG carrier and product carrier charter markets and decrease in LPG carrier and product carrier values and any future declines in these rates and values may affect our ability to comply with various covenants in our loan agreements.
     Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers and product carriers is sensitive, among other things, to changes in the LPG carrier and product carrier charter markets, with vessel values deteriorating in times when LPG carrier and product carrier charter rates are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier and product carrier markets in the second half of 2008 and first quarter of 2009 coupled with the difficulty in obtaining financing for vessel purchases have adversely affected LPG carrier and product carrier values. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. For instance, in the case of the Navig8 Faith, which is financed by Deutsche Bank, we believe that a breach of the Deutsche Bank loan agreement’s asset coverage requirement of a minimum of 125% of the amount of the outstanding loan, which stands at $37.125 million, is likely to occur during the course of the year ending December 31, 2009. We have initiated discussions with Deutsche Bank regarding this issue. In the event we are not in compliance with our loan covenants, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we may have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels deteriorate significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

     A failure to comply with our covenants and/or obtain covenant waivers or modifications, could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from fulfilling our obligations under our agreements to complete contracted vessel acquisitions.
     Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. We currently have contracts for the construction of five newbuilding LPG carriers and contracts for the purchase of one resale LPG carrier and the purchase of two resale product carriers with aggregate remaining installment payments of approximately $223 million as of April 30, 2009. Our obligation to purchase these eight vessels is not conditional upon our ability to obtain financing for such purchases. In addition to our available borrowing capacity under committed credit facilities as of April 30, 2009, we would be required to procure additional financing of approximately $135.6 million in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations. Our ability to obtain financing in the current economic environment, may be limited and unless we are successful in obtaining debt financing, we may not be able to complete these transactions. In such a case, we could lose our deposit money, which amounted to $34.0 million as of April 30, 2009 and we may incur additional liability and costs. In addition, prevailing conditions in the global financial markets may preclude us from raising equity capital or issuing equity at prices which would not be dilutive to existing stockholders.
     As a result of the disruptions in the credit markets, the cost of obtaining bank financing has increased as many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, and refused to refinance existing debt at maturity at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced the intention to reduce or cease lending activities in the shipping industry. We may be unable to fully draw on the available capacity under our existing credit facilities in the future if our lenders are unwilling or unable to meet their funding obligations. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations, including under our newbuilding contracts, as they come due. Our failure to obtain the funds for these capital expenditures would likely have a material adverse effect on our business, results of operations and financial condition. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on our revenues and results of operations.
We may be unable to draw down the full amount of our credit facilities if the market values of our vessels further decline.
     There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels, which have experienced recent declines, decline further, we may not be able to draw down the full amount of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. We may also not be able to refinance our debt or obtain additional financing.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
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
A significant increase in our debt levels may adversely affect us and our cash flows.
     As of April 30, 2009, we had outstanding indebtedness of $295.6 million and we expect to incur substantial indebtedness as we finance the remaining purchases of our eight contracted vessels. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.
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
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders’ equity, as well as charges against our income.
     We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.
     To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for five of our existing interest rate swaps, with an aggregate notional amount of $136.8 million, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.
     Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.
Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.
     We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our net income. We also have, as of April 30, 2009, an aggregate of $97.2 million (based on a U.S. dollar/Japanese Yen exchange rate of $1.00/¥98.80 on April 30, 2009 of payment obligations under contracts for five newbuilding LPG carriers that are denominated in Japanese Yen, and, therefore, fluctuations in the U.S. dollar/Japanese Yen exchange rate could affect our cash flows. We have entered into a series of currency forward contracts with respect to 50% of the Japanese Yen-denominated obligations we have for the five LPG vessels under construction in Japan. Since our inception we have not otherwise hedged our currency exposures, which we consider to be minimal, but, as a result of this policy, our operating results and financial condition could suffer.
Dependence on our relationship with the Vafias Group and Stealth Maritime.
     We intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor, who are employees of Stealth Maritime. As of April 30, 2009, Stealth Maritime served as the technical manager for 14 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to third party managers. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:
•	our recognition and acceptance in the LPG carrier sector and, to a lesser extent, product carrier sector, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.
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
We depend on third party managers to manage part of our fleet.
     Stealth Maritime subcontracts the technical management of our fleet for those vessels either on time charter or spot employment that are not managed by Stealth Maritime, as of April 30, 2009, 16 in number, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place. Further, in certain circumstances, we expect that we will need to seek approval from our lenders under the terms of certain of our credit facilities to change these third party managers with respect to certain of the vessels in our fleet.
We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests.
     In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with the Vafias Group. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.
     Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.
Stealth Maritime and companies affiliated with Stealth Maritime, including Brave Maritime, may acquire vessels that compete with our fleet.
     It is possible that Stealth Maritime or companies affiliated with Stealth Maritime could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime, its principals or any of their controlled affiliates may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime could retain and manage the vessel. This right of first refusal does not cover product carriers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers is not covered by the right of first refusal agreement with Stealth Maritime. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.
As our fleet has grown in size, we have needed to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continues to recruit suitable employees, our business and results of operations may be adversely affected.
     We rapidly expanded our fleet since our initial public offering in October 2005, and as a consequence of this Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels now managed by Stealth Maritime. In addition, as we have expanded our fleet, we have had to rely on our technical managers to recruit suitable additional seafarers and shore side administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels, in particular our LPG carriers, require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation may be adversely affected.
Delays in deliveries of our additional five newbuilding LPG carriers, one resale newbuilding LPG carrier and two resale product carriers could harm our operating results.
     The additional five newbuilding LPG carriers, one resale newbuilding LPG carrier and two resale newbuilding product carriers are expected to be delivered to us at various times between June 2009 and May 2012. Delays in the delivery of these vessels, or any other newbuildings we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this will delay our funding requirements for the installment payments to purchase these vessels, it will also delay our receipt of contracted revenues under the charters for such vessels.

     The delivery of the newbuildings could also be delayed because of, among other things:
•	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of the shipyard building the vessel;

•	our inability to obtain requisite financing or make timely payments;

•	a backlog of orders at the shipyard building the vessel;

•	hostilities, political or economic disturbances in the countries where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	requests from our customers, with which we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand,;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with the shipyard building the vessel.
     In particular, the shipbuilders with whom we have contracted for our five newbuilding LPG vessels and one resale newbuilding LPG carrier may be affected by the ongoing instability of the financial markets and other market conditions, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities.
     The delivery of any secondhand vessels we may agree to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.
If we fail to manage our growth properly, we may not be able to successfully expand our market share.
     We have contracts to acquire six LPG carriers and two medium-range product carriers and despite the current economic downturn, as and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The potential acquisition of additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base;

•	managing our expansion; and

•	obtaining required financing.
     Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.
We may be unable to attract and retain key management personnel and other employees in the LPG carrier and product carrier sectors, which may negatively affect the effectiveness of our management and our results of operation.
     Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias, our Chief Financial Officer, Andrew Simmons, and our Deputy Chairman and Executive Director, Lambros Babilis. In addition, Harry Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our Chief Executive Officer or Chief Financial Officer, who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship with each of our Chief Executive Officer and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not have an employment agreement with Lambros Babilis, our Deputy Chairman and Executive Director. We do not intend to maintain “key man” life insurance on any of our officers.
In the highly competitive international LPG carrier and product carrier markets, we may not be able to compete for charters with new entrants or established companies with greater resources.
     We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG and refined petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger LPG carrier fleets through consolidations or acquisitions, and many larger product carrier fleets already compete with us, that may be able to offer more competitive prices and fleets.
We have acquired two medium range product carriers and agreed to acquire two others, however, we principally operate in one sector of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us.
     Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend primarily on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source — the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the LPG sector have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

We have expanded into the product carrier sector and we may not be able to successfully execute this expansion, or any further expansion, in such sector or any other sectors, such as dry or other wet or gas shipping sectors we choose to expand into, which could have an adverse effect on our business, results of operation and financial condition.
     We have expanded into the product carrier sector with the acquisition of two medium range product carriers, and agreements to acquire two additional medium range product carriers. In the future, we may further expand in the product carrier sector or into dry or other wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors, including the product carrier sector, and an inability to successfully execute our recent expansion into the product carrier sector or any such future expansion plans could:
•	be costly;

•	distract us from our core LPG carrier business; and

•	divert management resources,
each of which could have an adverse effect on our business, results of operation and financial condition.
Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues.
     Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
     In general, the costs of maintaining a vessel in good operating condition increase with its age. As of June 15, 2009, the average age of the 39 LPG carriers in our fleet was approximately 11.1 years, while each of our two medium range product carriers was built in 2008. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
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

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.
     Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 27.8% of our outstanding common stock as of April 30, 2009 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.
We may have to pay tax on United States-source income, which would reduce our earnings.
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
     Generally, we and our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as “primarily and regularly traded” on an established securities market in the United States. Our shares of common stock will be so treated if (i) the aggregate number of our shares of common stock traded during such year on an established securities market in the United States exceeds the aggregate number of our shares of common stock traded during that year on established securities markets in any other single country, (ii) either (x) our shares of common stock are regularly quoted during such year by dealers making a market in our shares or (y) trades in our shares of common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our shares of common stock traded on an established securities market in the United States during such year equals at least 10% of the average number of our shares of common stock outstanding during such taxable year and (iii) our shares of common stock are not “closely held” during such taxable year. For these purposes, our shares of common stock will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our shares of common stock, own, in the aggregate, 50% or more of our shares of common stock, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the shares of common stock in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of shares of common stock.
     We believe that it is currently the case, and may also be the case in the future, that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our shares of common stock were owned or treated as owned by “qualified stockholders” so it could not be the case that, for more than half of the days in the taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified stockholders represented 50% or more of our shares of common stock. For these purposes, a “qualified stockholder” includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified stockholder.

     Our Chief Executive Officer, who beneficially owned approximately 27.8% of our shares of common stock as of April 30, 2009, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.
     If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.
United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.
     A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
     In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs.
     We do not believe that we were a PFIC for 2008. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2008. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2008 or a subsequent year. Moreover, we may qualify as a PFIC for 2009 or a subsequent year if there were to be a change in the nature of our operations.
     If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10. Additional Information — Tax Consequences — United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information — Tax Consequences — United States Federal Income Tax Consequences — United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.
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
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
     Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.
It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.
     We are a Marshall Islands company, and our executive offices are located outside of the United States in Athens, Greece. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
     There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.
Risks Related To Our Common Stock
The market price of our common stock has fluctuated widely and the market price of our common stock may fluctuate in the future.
     The market price of our common stock has fluctuated widely since our initial public offering in October 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the LPG carrier and product carrier sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the LPG carrier and product carrier sectors, changes in general economic or market conditions and broad market fluctuations.
     If the market price of our common stock remains below or again drops below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.
     In order to maintain our listing on the NASDAQ Stock Market, we must continue to meet the NASDAQ minimum share price listing rule, the minimum market capitalization rule and other continued listing criteria. If our common stock were delisted, it could reduce the liquidity and market price of our common stock and negatively impact our ability to raise equity financing and access the public capital markets.
Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.
     In light of the recent downturn in the global economy, which could reduce the revenues we obtain from chartering our vessels and reduce the market value of our vessels, our Board of Directors made the decision to not pay a quarterly dividend for the three months ended March 31, 2009 and announced that the payment of dividends would be suspended until further notice. In addition, other external factors, such as our existing loan agreements and future financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects — Loan Agreements.”
     The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of future dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.
Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
     Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.
     These provisions include:
•	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified Board of Directors with staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	prohibiting certain transactions with interested stockholders.
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
     Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we grew our fleet to 38 LPG carriers and two product carriers by December 31, 2008, and as of June 15, 2009, we had a fleet of 39 LPG carriers and two product carriers. In addition, we have an agreements to acquire one resale newbuilding LPG carrier, the Gas Exelero, with expected delivery in late June 2009, plus five newbuilding LPG carriers with expected delivery from February 2011 through May 2012 and two resale newbuilding medium range product carriers with expected delivery in June and November 2009. On June 10, 2009, we concluded the sale of the Gas Sophie to an unaffiliated third party for $6.5 million. Upon completion of these acquisitions, our fleet will be composed of 45 LPG carriers with a total capacity of 230,912 cbm and four medium range product carriers with a total capacity of 190,500 dwt, assuming no other acquisitions or dispositions.

     Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 30, 2009, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.
Business Overview
     We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as product carriers chartered to oil producers and refiners. In our core LPG sector, we carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The two medium range product carriers in our fleet as of June 15, 2009 are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.
     As of June 15, 2009, our fleet consisted of 39 LPG carriers with an average age of 11.1 years and two 2008-built product carriers. In addition, as of June 15, 2009, we had contracted to acquire one resale newbuilding LPG carrier, five newbuilding LPG carriers and two resale newbuilding medium range product carriers as detailed below.

     The table below describes our current fleet and its deployment as of June 15, 2009.
LPG Carriers

		Vessel
	Year	Size		Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)		Type	Date	Status	Charter(1)
Gas Cathar	2001	7,517		fully-pressurized	October 2005	Time Charter	September 2009
Gas Premiership	2001	7,200		fully-pressurized	March 2008	Time Charter	January 2012
Gas Haralambos	2007	7,000		fully-pressurized	October 2007	Time Charter	October 2009
Gas Marathon	1995	6,572		fully-pressurized	November 2005	Bareboat Charter	October 2009
Gas Chios	1991	6,562		fully-pressurized	October 2005	Time Charter	March 2010
Gas Amazon	1992	6,526		fully-pressurized	May 2005	Spot Charter	—
Gas Flawless	2007	6,300		fully-pressurized	February 2007	Time Charter	February 2011
Gas Monarch	1997	5,018		fully-pressurized	December 2005	Bareboat Charter	November 2010
Lyne	1996	5,014		fully-pressurized	May 2006	Bareboat Charter	December 2009
Gas Emperor(2)	1995	5,013		fully-pressurized	February 2005	Bareboat Charter	August 2012
Birgit Kosan(3)	1995	5,012		fully-pressurized	April 2005	Bareboat Charter	October 2011
Catterick	1995	5,001		fully-pressurized	November 2005	Spot Charter	—
Sir Ivor	2003	5,000		fully-pressurized	May 2006	Bareboat Charter	December 2009
Gas Icon	1994	5,000		fully-pressurized	June 2007	Time Charter	July 2010
Gas Kalogeros	2007	5,000		fully-pressurized	July 2007	Time Charter	May 2010
Gas Defiance	2008	5,000		fully-pressurized	August 2008	Time Charter	July 2009
Gas Shuriken	2008	5,000		fully-pressurized	October 2008	Time Charter	November 2010
Gas Sincerity	2000	4,123		fully-pressurized	November 2005	Time Charter	July 2009
Gas Spirit	2001	4,112		fully-pressurized	December 2005	Time Charter	June 2010
Gas Zael	2001	4,111		fully-pressurized	December 2005	Spot Charter	—
Gas Courchevel	1991	4,109		semi-refrigerated	November 2004	Spot Charter	—
Gas Prophet(4)	1996	3,556		fully-pressurized	October 2004	Bareboat Charter	September 2009
Gas Shanghai	1999	3,526		fully-pressurized	December 2004	Time Charter	September 2009
Sea Bird II	1996	3,518		fully-pressurized	May 2007	Bareboat Charter	May 2010
Gas Evoluzione	1996	3,517		fully-pressurized	July 2007	Time Charter	July 2009
Gas Czar	1995	3,510		fully-pressurized	February 2006	Time Charter	July 2009
Gas Legacy	1998	3,500		fully-pressurized	October 2005	Time Charter	April 2010
Gas Fortune	1995	3,500		fully-pressurized	February 2006	Time Charter	July 2009
Gas Eternity(5)	1998	3,500		fully-pressurized	March 2006	Bareboat Charter	April 2010
Gas Sikousis	2006	3,500		fully-pressurized	August 2007	Time Charter	May 2010
Gas Artic	1992	3,434		semi-refrigerated	April 2005	Spot Charter	—
Gas Ice	1991	3,434		semi-refrigerated	April 2005	Spot Charter	—
Chiltern	1997	3,312		fully-pressurized	June 2007	Bareboat Charter	March 2013
Gas Pasha	1995	3,244		fully-pressurized	June 2006	Time Charter	September 2010
Gas Natalie(7)	1997	3,213		fully-pressurized	October 2008	Bareboat Charter	October 2011
Gas Crystal	1990	3,211		semi-refrigerated	November 2005	Spot Charter	—
Gas Prodigy	1995	3,014		fully-pressurized	October 2005	Spot Charter	—
Gas Tiny	1991	1,320		semi-refrigerated	October 2004	Time Charter	October 2010
Gas Astrid	2009	3,500		fully-pressurized	April 2009	Time Charter	April 2010
Total: 39 vessels(8)		173,499	cbm
Product Carriers

		Vessel
	Year	Size		Vessel	Delivery	Employment	Expiration of
Name	Built	(dwt)		Type	Date	Status	Charter(1)
Navig8 Fidelity	2008	47,000		medium range	January 2008	Bareboat Charter	January 2015
				product carrier
Navig8 Faith	2008	47,000		medium range	February 2008	Bareboat Charter	February 2015
				product carrier
Total: 2 vessels		94,000	dwt
Total Current Fleet: 42 Vessels

(1)	Earliest date charters could expire. Most charters include options to shorten or extend their term.

(2)	Gas Emperor is currently employed under a bareboat charter to a major international LPG operator that expires in August 2012. The charterer has the option in August 2010 and August 2011 to cancel the existing charter upon the payment of a cancellation fee in the amount of $228,000, if exercised in 2010, or $180,000, if exercised in 2011.

(3)	Birgit Kosan is currently employed under a bareboat charter to a major international LPG operator that expires in October 2011. The charterer has the option in October 2009 and October 2010 to cancel the existing charter upon the payment of a cancellation fee in the amount of $192,000, if exercised in 2009, or $108,000 if exercised in 2010.

(4)	Gas Prophet has for the three-year duration of bareboat charter been renamed the M.T. Ming Long.

(5)	Gas Eternity has for the duration of its bareboat charter been renamed the M.T. Yu Tian 9.

(6)	Gas Sikousis is currently employed under a time charter until May 2010. Thereafter, at the charterer’s option, the time charter can be extended for an additional one-year period, or; if not exercised, we would have the option to charter the vessel for an additional one-year period to the charterer at the then-prevailing market rate.

(7)	Gas Natalie, upon her delivery, continued to be deployed under an existing bareboat charter to a major international LPG operator that expires in September 2011. The charterer has an option in September 2009 and 2010 to cancel the existing charter upon the payment of a cancellation fee in the amount of $336,000, if exercised in 2009, or $180,000, if exercised in 2010.

(8)	On June 10, 2009, we concluded the sale of the Gas Sophie to an unaffiliated third party for $6.5 million. The Company realized a loss from the sale of the above vessel of $791,498, which will be included in the Company’s consolidated statement of income in the second quarter 2009.
     The specifications of the one resale newbuilding secondhand LPG carrier, five newbuilding LPG carriers and two newbuilding medium range product carriers we have contracted to acquire are as follows:
LPG Carriers

		Vessel
	Year	Size		Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)		Type	Date	Status	Charter(1)
Gas Exelero	2009	3,500		fully-pressurized	June 2009	Time Charter	June 2010
TBN	2010	5,000		fully-pressurized	February 2011
TBN	2010	5,000		fully-pressurized	March 2011
TBN	2011	5,000		fully-pressurized	July 2011
TBN	2011	7,500		fully-pressurized	November 2011
TBN	2011	7,500		fully-pressurized	May 2012
Total contracted LPG carriers: 7 vessels		57,413	cbm
Product carriers

		Vessel
	Year	Size		Vessel	Delivery		Expiration of
Name	Built	(dwt)		Type	Date	Employment Status	Charter(1)
				medium range
Stealth S.V	2009	46,000		product carrier	June 2009	Time Charter	May 2012
				medium range
Stealth Argentina	2009	50,500		product carrier	November 2009	Bareboat	November 2012
Total contracted product carriers: 2 Vessels		96,500	dwt

(1)	Earliest date charters could expire. Most charters include options to shorten or extend their term.

Commercial and Technical Management of Our Fleet
     We have a management agreement with Stealth Maritime which expires in December 2009 under which Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, in November 2006, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the Management Agreement, the management fee is no longer adjusted quarterly as it was previously based on the U.S. dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter.
     We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies. In addition, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739 based on the average exchange rate of €1.00: US $1.474 in effect throughout 2008). We expect that the compensation of our Chief Executive Officer, Chief Financial Officer, Executive Director and Deputy Chairman and Internal Auditor in 2009 will be in an aggregate amount of €1,000,000 (US $1,350,000 based on the exchange rate of €1.00: US $1.35 in effect on April 30, 2009).
     Stealth Maritime currently technically manages 14 vessels in our current fleet, the Gas Amazon, the Gas Evoluzione, the Gas Courcheval, the Gas Fortune, the Gas Crystal, the Gas Cathar, the Gas Flawless, the Gas Haralambos, the Gas Kalogeros, the Gas Premiership, the Gas Shuriken, the Gas Defiance, the Gas Ice and the Gas Astrid. Of the remaining 28 vessels in our current fleet, as of April 30, 2009, 13 including each of our medium range product carriers, are on bareboat charter and are therefore managed technically by the charterer, while the remaining 15 are managed by either EMS (formerly Tesma) (eight vessels), a ship management company based in Singapore, or Swan Shipping Corporation (Manila), or Swan Shipping (seven vessels), a ship management company based in the Philippines. These two technical managers, which Stealth Maritime supervises, are responsible for the day-to-day activities of those vessels, including the operation, crewing, maintenance and repair of those vessels; these technical managers also must ensure that our vessels’ operations comply with environmental and other regulatory requirements. Tesma (Singapore) is one of the technical competence centers of Tesma Holding, a Danish alliance network of professional ship management companies currently providing full technical service to over 70 vessels and providing crews to over 150 vessels. Swan Shipping, originally a joint venture company between Southwest Maritime Corporation of Manila and Navix Marine (S) Pte. Ltd. of Singapore, has been involved in ship management operations in the Philippines since 1995 and has provided full technical management services to 17 LPG carriers. The technical management agreements with Tesma (Singapore) and Swan Shipping may be terminated by either party at any time upon three months’ notice.

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
Chartering of the Fleet
     We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. We deploy each of the medium range product carriers in our fleet as of June 15, 2009 on seven-year bareboat charters scheduled to expire in the first quarter of 2015. We have agreed to deploy one of our contracted medium range product carriers on a three-year time charter upon delivery to us, which is scheduled for June 2009, and our other contracted medium range product carrier on a three-year bareboat charter upon delivery to us, which is scheduled for November 2009. Period charters and short-term time charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge.
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
Customers
     Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Our largest customer is Shell, and our other customers include Petredec and Vitol. For the year ended December 31, 2008, approximately 63% of our revenue was derived from our top three charterers as follows:

Year Ended
Customer	December 31, 2008
Shell	22.0%
Petredec	21.0%
Vitol	20.0%
     Each of the medium range product carriers we acquired in the first quarter of 2008 are deployed on bareboat charters to an international oil trader until the first quarter of 2015. The third medium range product carrier we agreed to acquire in April 2008 is scheduled to be deployed on a time charter to a Far East-based ship operator upon delivery to us, which is scheduled for June 2009, and the fourth medium range product carrier we agreed to acquire in August 2008, which is scheduled to be deployed on a bareboat charter to a Far East-based ship operator upon delivery, which is scheduled for November 2009.

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
     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.
     Environmental Regulations — International Maritime Organization (“IMO”)
     Our vessels are subject to standards imposed by the IMO (the United Nations agency for maritime safety and the prevention of pollution by ships). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.
     In addition, we are subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO certification requirements are deemed to satisfy the requirements of Annex II of the International Convention for the Prevention of Pollution from Ships (“MARPOL”) applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or ballast removal operations, and these revisions took effect in January 2007. According to the IMO, these revisions will not impose further restriction on the types of substances gas carriers may carry under their gas carrier code certificates of fitness, nor will they require changes in the manner in which product tanks must be cleaned.
     In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate.

Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. In October 2008 the IMO adopted amendments to Annex VI that will require a progressive reduction of sulfur dioxide levels in bunker fuels and impose more stringent nitrogen oxide emission standards on marine diesel engines beginning in 2011. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe that all of our vessels are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the new Annex VI requirements.
     Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5000. For vessels of over 140,000 gross tons, liability is limited to $89.177 million. The SDR is an International Monetary Fund currency unit that is based on a basket of currencies. The exchange rate between SDRs and U.S. dollars was 0.668681 SDR per U.S. dollar on April 14, 2009. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.
     In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability for spills or releases of oil from ship’s bunkers prior to then typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occurred.
     The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
     In addition, our operations are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals.

     Environmental Regulations — The United States Oil Pollution Act of 1990 (“OPA”).
     OPA 90 requires that tankers over 5,000 gross tons calling at US ports have double hulls if contracted after June 30 1990 or delivered after January 1, 1994. Furthermore OPA 90 calls for the phase-out of all single hull tankers by the year 2015 according to a schedule that is based on the size and age of the vessel, unless the tankers are retrofitted with double hulls. All our current vessels, as well as the vessels we have agreed to acquire or construct, have double hulls.
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
     Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA defines these other damages broadly to include:
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
     In 2006, the limits of liability of responsible parties under OPA were increased from the greater of $1,200 per gross ton or $10.0 million per incident to the greater of $1,900 per gross ton or $16.0 million per incident for double-hulled tank vessels greater than 3,000 gross tons (subject to periodic adjustment). All vessels operated by the Company are double-hulled. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. On September 24, 2008, the United States Coast Guard proposed adjustments to the limits of liability for double-hulled tank vessels that would increase the limits of liability to the greater of $2,000 per gross ton or $16,960,000.
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
     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility for tank vessels in the amount of $1,500 per gross ton, which included the then-applicable OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. On September 17, 2008, the

United States Coast Guard adopted amendments to the financial responsibility regulations to increase the amount of required financial responsibility to reflect the 2006 increases in liability under OPA. Vessel operators must establish evidence of financial responsibility in the increased amounts by January 15, 2009. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.
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
     Environmental Regulations — Other Environmental Initiatives
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
     Climate Control Initiatives
     Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The EU intends to expand its existing emissions trading scheme to vessels. The United States EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the United States Clean Air Act. The IMO, the EU or the individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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
     The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.
Classification and Inspection
     All our vessels are certified as being “in class” by Lloyds Register of Shipping, Bureau Veritas, NKK, the American Bureau of Shipping, RINA SpA and C.C.S. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year, an annual survey, every two to three years, an intermediate survey, and every four to five years, a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection.
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

     Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.
     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in class” by Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.
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
     Protection and Indemnity Insurance
     Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.
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

Competition
     We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. The worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of approximately 1,118 vessels as of April 30, 2009, 1,112 vessels that are over 1,000 cbm in size. Overall throughout the LPG sector approximately 180 newbuildings are on order and expected to be delivered from 2009 to the end of 2013. In the specific sector in which we focus of Handy size vessels (3,000 cbm to 8,000 cbm), as of April 30, 2009, 90 vessels were on order for scheduled delivery over the next three years, while approximately 21% of the fleet in this sector are 20 years or older. As of April 30, 2009, our LPG carrier fleet had an average age of 11.1 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 30, 2009, we had the largest single-owned fleet in our sector (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.
     Ownership of medium range product carriers capable of transporting refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent medium range tanker owners. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal among the factors that are important to our charterers are the quality and suitability of the vessel, its age, technical sophistication, safety record, and compliance with IMO standards and the heightened industry standards that have been set by some energy companies; as well as the competitiveness of the bid in terms of overall price.
Employees
     As of December 31, 2008, 202 officers and 215 crew members served on board the vessels in our fleet. These officers and crew, however, are not directly employed by the Company.
Seasonality
     The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2006, 2007 and 2008. We have limited exposure to seasonality with respect to our product carriers as each of the two vessels in our fleet as of April 30, 2009 are deployed on a fixed rate bareboat charter expiring in the first quarter of 2015, the third product carrier we have agreed to acquire is scheduled to be deployed on a three-year time charter upon its delivery to us, which is expected in June 2009, and the fourth product carrier we have agreed to acquire is scheduled to be deployed on a three-year bareboat charter upon its delivery to us, which is expected in November 2009.
Properties
     We have no freehold interest in any real property. We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate was €24,000. For the years ended December 31, 2005, 2006 and 2007, the total rent paid was Euros 72,000, which amounted to $94,647 at the prevailing exchange rates over that period. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year. For the year ended December 31, 2008, this rent amount was $48,201. We believe this is no more than would be incurred on an arm’s length basis with an unaffiliated landlord.

Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information — Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
     Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users and, with our acquisition of two product carriers in the first quarter of 2008, we also provide vessels capable of transporting refined petroleum products such as gasoline, diesel, fuel oil and jet fuel. We carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. We primarily operate in and have an approximate 13.5% market share of vessels of 20 years old or less in the “Handysize” sector of the liquefied petroleum gases (“LPG”) shipping market, which is made up of approximately 297 vessels that are 20 years old or less. In comparison to other sectors of the shipping industry, the LPG Handysize sector is characterized by relative stability and a high proportion of established operators, including significant participation by the “oil majors.”
     As of December 31, 2008, our fleet consisted of 38 LPG carriers and two product carriers, and, as of June 15, 2009, we had a fleet of 39 LPG carriers and two product carriers. While our focus remains on the LPG sector, we made an investment in medium range product carriers in 2008, acquiring two medium range product carriers in the first quarter of 2008 and agreeing to acquire two additional medium range product carriers scheduled to be delivered to us in June 2009 and November 2009, respectively, to take advantage of what we deemed an attractive opportunity in that sector and to partially diversify the company’s operations away from being solely reliant on one specific sector. As of June 15, 2009, 11 of these LPG carriers and two medium range product carriers were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. Of the 28 remaining vessels in our fleet of LPG carriers, as of June 15, 2009, 20 were employed on time charters to high quality charterers, including Shell, Petredec, Statoil and Vitol, with the remaining eight vessels deployed in the spot market.
     We also have agreements to acquire one resale newbuilding LPG carrier, the Gas Exelero, with expected delivery in late June 2009, plus five newbuilding LPG carriers with expected delivery from February 2011 through May 2012, as well as agreements for the two medium range product carriers scheduled for delivery to us in June 2009 and November 2009, respectively. On June 10, 2009, we concluded the sale of the Gas Sophie to an unaffiliated third party for $6.5 million. Once these acquisitions are completed, assuming no other acquisitions or disposals, our fleet will be composed of 45 LPG carriers with a total capacity of 230,912 cbm and four medium range product carriers with a total capacity of 190,500 dwt.
     Our results of operations depend primarily on the number of vessels in our fleet and the charter hire rates that we are able to realize. Charter hire rates paid for LPG carriers and product carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for LPG carrier capacity is primarily determined by the underlying demand for LPG, ammonia and petrochemical gases, which are transported in LPG carriers, which in turn is influenced by trends in the global economy. Similarly, the demand for product carriers is primarily determined by the supply of and demand for refined petroleum products, which in turn is influenced, by the global economy. Due to the current downturn in market conditions, there has been some decline in prevailing charter rates, however, the LPG carrier and product carrier sectors in which we operate have not experienced reductions in charter rates and vessel values to the degree experienced in other areas of the shipping industry, most notably the drybulk and container shipping sectors. As of April 30, 2009, 69% of our anticipated fleet days are covered by period charter contracts for 2009 and 38% for 2010, however, we are exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.
     For the years ended December 31, 2008, 2007 and 2006, we owned an average of 38.6 vessels, 32.8 vessels and 25.9 vessels generating revenues of $112.6 million, $90.0 million and $73.3 million, respectively.
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
     We continued the expansion size of our fleet, which commenced in 2004, from 21 LPG carriers as of December 31, 2005, 28 LPG carriers as of December 31, 2006, and 38 LPG carriers as of December 31, 2007 to 38 LPG carriers and two product carriers as of December 31, 2008. Our performance in 2008 was primarily driven by the continued increase in the size of our fleet, our entry into the product carrier sector and overall steady charter rates in the LPG sector compared to 2007 during most of 2008 with a slight decline in charter rates at the end of 2008.
     Our operating expenses per vessel were relatively steady in 2008 compared to 2007, despite cost pressures in the maritime sector overall, particularly in regard to crewing expenses as LPG vessels require specialized crews not so generally available as in other shipping sectors, which experienced continued pressure throughout 2008 after beginning to increase toward the end of 2007.
Factors Affecting Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. Due to the current downturn in market conditions, there has been a decrease in the number of vessels being contracted under time or bareboat charters as charterers seek to keep their commitments on a shorter term basis, and as of April 30, 2009, we had nine vessels trading in the spot market. However, in comparing the prevailing one year time charter rate at April 30, 2009 against the prevailing one year time charter rate at April 30, 2008, rates, as well as vessel values, continue to remain relatively stable in the LPG sector of the shipping industry. On a fleet wide basis, in April 2008, we had 41 vessels in our fleet, 39 LPG carriers and two product carriers, of these vessels, 14 were employed on bareboat charter and 27 were employed either on time charter or in the spot market. In April 2009, we had 42 vessels in our fleet, 40 LPG carriers and two product carriers, of these 13 were employed on bareboat charters and 29 were employed either on time charter or in the spot market. The average rate per day per vessel earned in April 2008 was $7,336 compared to $7,367 in April 2009.

To the extent we have vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates. Each of the two product carriers in our fleet as of April 30, 2009 are deployed on a fixed rate bareboat charter expiring in the first quarter of 2015, which will limit our exposure to fluctuations in charter rates in the product carrier sector. The third product carrier we have agreed to acquire is scheduled to be deployed on a three-year time charter upon its delivery to us, which is expected in June 2009, and the fourth product carrier we have agreed to acquire is scheduled to be deployed on a three-year bareboat charter upon its delivery to us, which is expected in November 2009. These charters are similarly expected to limit our exposure to fluctuations in product carrier charter rates.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2007 and 2008. We have limited exposure to seasonality with respect to our product carriers as the two product carriers in our current fleet are deployed on fixed rate bareboat charters until the first quarter of 2015, the two product carriers we have contracted to acquire will be deployed on a three-year time and bareboat charter from their expected delivery to us in June 2009 and November 2009, respectively.
Basis of Presentation and General Information
Voyage Revenues
     Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier and product carrier charter markets.
     Vessels operating on period charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our LPG carriers or product carriers are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our LPG carriers or product carriers were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier or product carrier charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.
Voyage Expenses
     Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) are paid by the charterer. For the year ended December 31, 2008, bunkers (fuel oil) accounted for 36.6% of total voyage expenses and for the year ended December 31, 2007, 29%. In 2009, port and canal charges and bunker expenses will represent a relatively small portion of our vessels’ overall expenses because the majority of our vessels will be employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses. As of June 15, 2009, 31 of our 39 LPG carriers and each of our two product carriers were deployed on either time charter or bareboat charter.
Time Charter Equivalent
     A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE (please refer to Item 3). Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels. Our average daily TCE rate was $7,588 for the year ended December 31, 2008, $7,129 for year ended December 31, 2007, and $7,174 for the year ended December 31, 2006. The reasons for these changes are discussed below under “Results of operations — Year ended December 31, 2008 compared to year ended December 31, 2007” and “Results of Operations— Year ended December 31, 2007 compared to year ended December 31, 2006.”
Vessel Operating Expenses
     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses on an overall basis increased during the year ended December 31, 2008 and will continue to increase as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Management Fees
     During 2008 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays the two technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis or are on bareboat charter.
General and Administrative Expenses
     We incur general and administrative expenses which include our onshore vessel related expenses such as legal, accounting and professional expenses and other general vessel expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739 based on the average exchange rate of €1.00: US $1.474 in effect throughout 2008).
Depreciation
     We depreciate our LPG carriers and product carriers on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred.
Interest Expense
     We have entered into loan agreements to fund a portion of the purchase price for the vessels in our fleet, which are described in the “— Credit Facilities” section below, and we anticipate entering into additional credit facilities in the future to fund a portion of the purchase price for vessels we have announced we will acquire or we may acquire in the future. We will incur additional interest expense in the remainder of 2009 on outstanding borrowings under these credit facilities and under any new credit facilities we may enter into to finance or refinance the purchase price of additional vessels as described in the “— Capital Expenditures” section below.
Results of operations
Year ended December 31, 2008 and the year ended December 31, 2007
     The average number of vessels in our fleet was 38.6 in the year ended December 31, 2008 compared to 32.8 in the year ended December 31, 2007.
     VOYAGE REVENUES — Voyage revenues for the year ended December 31, 2008 were $112.6 million compared to $90.0 million for the year ended December 31, 2007, an increase of $22.6 million, or 25.1%. The average daily TCE rate for the year ended December 31, 2008 was $7,588, an increase of $459, or 6.4%, compared, to a daily TCE rate of $7,129 for the year ended December 31, 2007. Total voyage days for our fleet were 14,018 in the year ended December 31, 2008 compared to 11,871 for the year ended December 31, 2007. Of the total voyage days in 2008, 13,318, or 95.0%, were either time charter or bareboat charter days and 700, or 5.0%, were spot voyage days. This compares to 11,170, or 94.0%, time or bareboat charter days and 701, or 6.0%, spot charter days in 2007. Our fleet utilization was 99.3% and 99.0% for the years ended December 31, 2008 and December 31, 2007, respectively.
     VOYAGE EXPENSES — Voyage expenses were $6.2 million for the year ended December 31, 2008 and were $5.4 million for the year ended December 31, 2007, an increase of $0.8 million, or 14.8%. These consisted largely of bunker charges in the amount of $2.3 million for 2008 compared to bunker charges in the amount of $1.5 million for the year ended December 31, 2007, an increase of 53.3%, due to the increased level of bunker prices caused by the steep rise in the cost of oil during most of 2008. Voyage expenses also included port expenses of $0.8 million for the year ended December 31, 2008 compared to $1.2 million for the year ended December 31, 2007, a decrease of 33.4% and commissions to third parties which were $1.6 million for the year ended December 31, 2008 compared to $1.4 million for the year ended December 31, 2007, an increase of 14.3%. The increase in voyage expenses for the year ended December 31, 2008 compared to December 31, 2007 reflects primarily the steep increase in bunker prices plus smaller increases in commissions to related and third parties due to the increase in the size of our fleet.
     VESSEL OPERATING EXPENSES — Vessel operating expenses were $32.2 million for the year ended December 31, 2008 and were $25.4 million for the year ended December 31, 2007, an increase of $6.8 million, or 26.8%, due primarily to increased crew wages and related costs, which were $19.2 million for the year ended December 31, 2008 compared to $14.0 million for the year ended December 31, 2007. Other significant increases in this category were spares and consumable stores, which increased from $4.2 million in the year ended December 31, 2007 to $5.0 million in the year ended December 31, 2008, while repairs and maintenance costs were $4.1 million in the year ended December 31, 2008 compared to $3.4 million for the years ended December 31, 2007.
     DRY DOCKING COSTS — Dry docking costs were $1.1 million for the year ended December 31, 2008 and were $0.3 million for the year ended December 31, 2007, an increase of $0.8 million, or 266.7%. Dry docking costs increased due to a net increased number of vessels having to undergo dry docking inspections in the year ended December 31, 2008 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2007. For the year ended December 31, 2008, two vessels were dry docked. For the year ended December 31, 2007, two vessels were dry docked, however, the cost of the dry docking of the Gas Nemesis was borne by the vessel’s buyer so the $0.4 million dry docking cost was credited to dry docking costs.
     MANAGEMENT FEES — Management fees were $4.6 million for the year ended December 31, 2008 and were $4.1 million for the year ended December 31, 2007, an increase of $0.5 million, or 12.2%, reflecting the increase in the size of the Company’s fleet year on year. For the year ended December 31, 2008, out of total calendar days of 14,113, 8,965, or 63.5%, related to vessels under time or spot charter while out of total calendar days of 11,986 in 2007, 8,345, or 69.6%, related to vessels under time or spot charter. Accordingly, the percentage of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, decreased in 2008 from 2007, while the total number of days on which vessels in our fleet were employed on time and spot charter increased 3.83% from 2007 to 2008. This increase was due to a higher absolute number of vessels in our fleet being employed on time and spot charters, resulting in an increase in management fees despite the higher percentage of vessels on bareboat charter.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $4.8 million for the year ended December 31, 2008 and were $5.0 million for the year ended December 31, 2007, a decrease of $0.2 million, or 4.0%, due to the decrease in annual compensation to our Chief Executive Officer, our Executive Director, our Chief Financial Officer and our Internal Auditor, due to the decision not to pay any annual bonuses for the year ended December 31, 2008 compared to the $1.1 million of annual bonus payments paid in the year ended December 31, 2007. However, stock-based compensation expense increased by $0.6 million for the year ended December 31, 2008 from $1.3 million for the year ended December 31, 2007 to $1.9 million for the year ended December 31, 2008 although the Company issued only 26,005 shares as stock grants for the year ended December 31, 2008. The increase was due to the Company utilizing the accelerated method for recognizing stock-based compensation expense.
     DEPRECIATION — Depreciation expenses for the 38.6 average number of vessels in our fleet for the year ended December 31, 2008 were $23.3 million compared to $16.5 million for the 32.8 average number of vessels in our fleet for the year ended December 31, 2007, an increase of $6.8 million, or 41.2%.
     NET GAIN ON SALE of VESSELS — Following the sale of three vessels, the Gas Oracle, the Gas Nemesis and the Gas Renovatio in 2008, the Company recorded a net gain on the sale of these three vessels for the year ended December 31, 2008 of $1.7 million. For the year ended December 31, 2007, there were no sales of any vessels.
     INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $10.0 million for the year ended December 31, 2008 and were $9.8 million for the year ended December 31, 2007, an increase of $0.2 million, or 2.0%, resulting primarily from the increase in debt from $145.7 million for the year ended December 31, 2007 to $283.7 million for the year ended December 31, 2008 as a consequence of the growth in the size of our fleet, offset to a large extent by the prevailing lower interest rates, which averaged 4.09% for the year ended December 31, 2008 compared to 5.97% for the year ended December 31, 2007.
     CHANGE IN FAIR VALUE OF DERIVATIVES — For the years ended December 31, 2008 and December 31, 2007, we incurred a non-cash loss on derivatives of $2.7 million and $2.6 million, respectively. The loss on derivatives for the year ended December 31, 2008 is made up of a cash loss of $1.3 million on interest rate swaps, a non-cash loss of $9.1 million due to the change in fair value of our interest rate swaps and a non-cash gain on the change in fair value of our foreign currency forward contracts denominated in Japanese Yen totaling $7.7 million. The non-cash gain of our Japanese Yen denominated foreign currency forward contracts was due to a weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2008. Generally, the fair value of our interest rate swap agreements decreased as of December 31, 2008 compared to December 31, 2007 as a result of extremely low interest rate environment, with the floating rates we pay under our loan agreements decreasing to a level below the fixed rates we pay under our interest rate swap agreements.
     INTEREST INCOME — Net interest income was $0.7 million for the year ended December 31, 2008, compared to $1.9 million for the year ended December 31, 2007, a decrease of $1.2 million, or 63.2%, reflecting both lower prevailing interest rates and lower average cash balances on deposit throughout the year ended December 31, 2008 compared to the year ended December 31, 2007, when our cash resources were boosted by the proceeds of our follow-on public equity offering in July 2007.
     FOREIGN EXCHANGE LOSS — For the year ended December 31, 2008, we incurred a foreign exchange loss of $0.2 million. For the year ended December 31, 2007, we incurred a foreign exchange loss of $0.1 million. This increase of $0.1 million resulted from the U.S. dollar being weaker against the Euro throughout most of the year ended December 31, 2008 compared to the year ended December 31, 2007.
     NET INCOME — As a result of the above factors, net income was $30.0 million for the year ended December 31, 2008, representing an increase of $7.5 million, or 33.3%, from net income of $22.5 million for the year ended December 31, 2007.
Year ended December 31, 2007 and the year ended December 31, 2006
     The average number of vessels in our fleet was 32.8 in the year ended December 31, 2007 compared to 25.9 in the year ended December 31, 2006.
     VOYAGE REVENUES — Voyage revenues for the year ended December 31, 2007 were $90.0 million compared to $73.3 million for the year ended December 31, 2006, an increase of $16.7 million, or 22.8%. The average daily TCE rate for the year ended December 31, 2007 was $7,129, a decrease of $45, or 0.627%, compared, to a daily TCE rate of $7,174 for the year ended December 31, 2006. Total voyage days for our fleet were 11,871 in the year ended December 31, 2007 compared to 9,346 for the year ended

December 31, 2006. Of the total voyage days in 2007, 11,170, or 94%, were either time charter or bareboat charter and 701, or 6.0%, were spot voyage days. This compares to 8,209, or 87.8%, time or bareboat charter days and 1,137, or 12.2%, spot charter days in 2006. Our fleet utilization was 99.0% and 98.9% for the year ended December 31, 2007 and the year ended December 31, 2006, respectively.
     VOYAGE EXPENSES — Voyage expenses were $5.4 million for the year ended December 31, 2007 and were $6.2 million for the year ended December 31, 2006, a decrease of $0.8 million, or 12.9%. These consisted largely of bunker charges in the amount of $1.5 million for 2007 compared to bunker charges in the amount of $2.6 million for the year ended December 31, 2006, a decrease of 42.3%, due to the reduction in the number of spot voyage days undertaken in 2007 compared to 2006. Voyage expenses also included port expenses of $1.2 million for the year ended December 31, 2007 compared to $1.3 million for the year ended December 31, 2006, a decrease of 7.7% and commissions to third parties which were $1.4 million for the year ended December 31, 2007 compared to $1.3 million for the year ended December 31, 2006, an increase of 7.7%. The decrease in voyage expenses for the year ended December 31, 2007 compared to December 31, 2006 reflects the lower level of spot voyages undertaken in 2007 compared to 2006.
     VESSEL OPERATING EXPENSES — Vessel operating expenses were $25.4 million for the year ended December 31, 2007 and were $19.5 million for the year ended December 31, 2006, an increase of $5.9 million, or 30.26%, due primarily to increased crew wages and related costs which were $14.0 million for the year ended December 31, 2007 compared to $10.6 million for the year ended December 31, 2006. Other significant increases in this category were spares and consumable stores, which increased from $3.6 million in the year ended December 31, 2006 to $4.2 million in the year ended December 31, 2007, while repairs and maintenance costs were $3.4 million in the year ended December 31, 2007 compared to $2.1 million for the year ended December 31, 2006.
     DRY DOCKING COSTS — Dry docking costs were $0.3 million for the year ended December 31, 2007 and were $2.2 million for the year ended December 31, 2006. Dry docking costs decreased due to a reduced number of vessels having to undergo dry docking inspections in the year ended December 31, 2007 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2006.
     MANAGEMENT FEES — Management fees were $4.1 million for the year ended December 31, 2007 and were $3.0 million for the year ended December 31, 2006, an increase of $1.1 million, or 36.7%, reflecting the increased number of vessels in the fleet for the year ended December 31, 2007 compared to the year ended December 31, 2006. During 2007 and 2006, we paid Stealth Maritime, our fleet manager, an average fee of $440 and $385 per vessel per day except when the vessels were on bareboat charters, in which case the fee was $125 and $123 per vessel per day. These rates were amended effective January 1, 2007 to a fixed rate of $440 per day for vessels on time charter or spot charter, and $125 per day for vessels under bareboat charter. For the year ended December 31, 2007, out of total calendar days of 11,986, 8,345, or 69.6%, related to vessels under time or spot charter while out of total calendar days of 9,451 in 2006, 7,244, or 76.7%, related to vessels under time or spot charter. Accordingly, the percentage of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, decreased in 2007 from 2006, the total number of days on which vessels in our fleet were employed on time and spot charter increased 15.2% from 2006 to 2007 due to the overall increase in the average size of our fleet.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $5.0 million for the year ended December 31, 2007 and were $3.5 million for the year ended December 31, 2006, an increase of $1.5 million, or 42.9%, due to increases executive compensation and audit and legal fees and costs associated with compliance under the Sarbanes-Oxley Act of 2002.
     DEPRECIATION — Depreciation expenses for the 32.8 average number of vessels in our fleet for the year ended December 31, 2007 were $16.5 million compared to $13.0 million for the 25.9 average number of vessels in our fleet for the year ended December 31, 2006, an increase of $3.5 million, or 26.9%.

     INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $9.8 million for the year ended December 31, 2007 and were $7.7 million for the year ended December 31, 2006, an increase of $2.1 million, or 27.3%, resulting primarily from the increased level of borrowings during the year ended December 31, 2007 and the higher level of interest rates prevailing throughout most of that year compared to those in the year ended December 31, 2006.
     CHANGE IN FAIR VALUE OF DERIVATIVES — For the year ended December 31, 2007, we incurred a non-cash loss on derivatives of $2.6 million based on the estimated fair value of three interest rate swaps detailed below. For the year ended December 31, 2006, we incurred a non-cash loss on derivatives of $0.2 million based on the estimated fair value of the three interest rate swaps until December 7, 2006 when the $25.0 million five-year non amortizing interest rate swap with DnB NOR bank entered into of May 22, 2006 with an effective date of September 11, 2006 became qualified for hedge accounting. On December 31, 2007, this interest rate swap ceased to be qualified for hedge accounting because its marked to market value over two consecutive quarters had ceased to be effective under US GAAP accounting rules and therefore, going forward, its marked to market value will be valued at the end of each financial quarter in our statement of income.
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
     INTEREST INCOME — Net interest income was $1.9 million for the year ended December 31, 2007, compared to $0.7 million for the year ended December 31, 2006, an increase of $1.2 million, or 171%, reflecting the increased level of cash held on the balance sheet since of our follow-on public offering completed early in the third quarter of 2007.
     FOREIGN EXCHANGE LOSS — For the year ended December 31, 2007, we incurred a foreign exchange loss of $0.1 million. For the year ended December 31, 2006, we incurred a foreign exchange loss of $0.09 million. This increase of $0.01 million resulted from the continued decline of the value of the U.S. dollar against the Euro during the year ended December 31, 2007.
     NET INCOME — As a result of the above factors, net income was $22.5 million for the year ended December 31, 2007, representing an increase of $4.0 million, or 21.6%, from net income of $18.5 million for the year ended December 31, 2006.
Liquidity and Capital Resources
     Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our vessels, to comply with international standards, laws and regulations and to fund working capital requirements. As of December 31, 2008, we had cash and cash equivalents of $41.8 million and $3.7 million in restricted cash classified as current assets.
     Our liquidity needs through the end of 2012 primarily relate to the purchase of the six LPG carriers and two medium range product carriers for which we had contracted as of April 30, 2009 and for which we have scheduled future payments through the delivery of the final contracted vessel during 2012 aggregating $215.6 million as of April 30, 2009, and installment payments on our outstanding indebtedness. As of April 30, 2009, we had of $295.6 million of outstanding indebtedness, of which $25.2 million was payable within 12 months of April 30, 2009. As of April 30, 2009, for the next 12 months, we had contracted commitments for the purchases of three vessels totaling $122.3 million, of which $80.0 million will be financed by committed bank facilities and the balance of $42.3 million will be financed by existing cash resources and cash generated by our operations. Following the acquisition of these three vessels, we have further capital expenditures totaling $92.7 million on four newbuilding LPG carriers and one newbuilding LPG carrier to be delivered to us in 2011 and 2012, respectively.
     We funded the purchase price for one liquefied petroleum gas carrier, the Gas Premiership, and two product carriers, the Navig8 Faith and the Navig8 Fidelity, delivered during 2008, with cash generated by our operations and from part of the proceeds from our follow-on public offering, as well as borrowings under our existing credit facilities. We paid the balance of the purchase price for one LPG carrier, the Gas Defiance, delivered to us in August 2008 and another, the Gas Shuriken, delivered to us in November 2008 with borrowings under our credit facilities and cash from operations. We paid the remaining purchase price of one LPG carrier, the Gas Natalie, delivered to us in January 2009 with $10.8 million of cash from operations, $6.3 million of which will be refinanced with borrowings under our DVB Bank S.E. Nordic Branch credit facility, and one LPG carrier, the Gas Astrid, delivered to us in April 2009 with $12.95 in borrowings under our DVB Bank S.E. Nordic Branch credit facility in April 2009 and $5.85 million of cash from operations. We expect to fund the remaining acquisition cost of the six LPG carriers and two medium range product carriers for which we had contracted as of April 30, 2009, which in the aggregate amounts to $215.6 million payable between May 2009 and May 2012, with borrowings under existing credit facilities having $87.45 million of capacity as of April 30, 2009 and $135.55 million of cash generated from operations and borrowings under new credit facilities, which we would need to arrange.
     Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. As noted above, as of April 30, 2009, we had approximately $98.85 million of availability under our existing credit facilities. Of our current fleet of 42 vessels as of April 30, 2009, 12 of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Gas Fortune, the Seabird II, the Gas Evoluzione, the Gas Haralambos, the Gas Zael, the Gas Spirit, the Chiltern, the Gas Sophie and the Gas Natalie, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.
     We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segments, our internally generated cash flows and the borrowings under existing credit facilities will be sufficient to fund our operations, including working capital requirements, over the next 12 months. While our core Handy Size LPG sector is characterized by its inherent lack of volatility both in terms of charter rates and vessel valuations and the financing of our vessel acquisitions in 2009 is in place, in the event there is a sustained downturn in our core sector over the next two to three years, we would expect to finance the five newbuilding LPG carriers through a combination of as yet to be arranged credit facilities, internally generated cash flows and, if necessary, the mortgaging of other unencumbered vessels in our fleet.
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
     For a description of our credit facilities please refer to the discussion under the heading “— Credit Facilities” below.
     Our Board of Directors’ recent determination to suspend the payment of cash dividends as a result of market conditions in the international shipping industry will also impact our future liquidity position. Our management along with our Board of Directors believe that preserving and maintaining adequate levels of liquidity during the current worldwide financial crisis is vitally important for the Company’s future well being. Along with the cessation of dividend payments for the first quarter ended March 31, 2009, we also decided as of December 31, 2008 not to pay any bonuses to management and no accrual was made for bonuses for the three months ended March 31, 2009. Also, we sold three vessels during the first quarter of 2008 and have since sold the Gas Sophie for $6.5 million on June 10, 2009.
Cash Flows
     NET CASH PROVIDED BY OPERATING ACTIVITIES — was $48.1 million for the year ended December 31, 2008, $47.7 million for the year ended December 31, 2007 and $33.2 million for the year ended December 31, 2006. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.
     Although net cash provided by operating activities changed little on an overall basis year on year, a significant source of cash from operations was the $7.4 million increase in net profit for the year ended December 31, 2008 compared to the year ended December 31, 2007, plus depreciation increased year on year by $6.7 million. Offsetting these positive sources of cash was an $11.0 million use of cash related to payables to a related party. Other factors effecting the cash generation from operations were broadly neutral on a year on year basis hence the small increase of $0.4 million in cash generated from operations for the year ended December 31, 2008 compared to the year ended December 31, 2007.
     NET CASH USED IN INVESTING ACTIVITIES — was $160.0 million for the year ended December 31, 2008, reflecting the $26.9 million proceeds from the sale of the Gas Renovatio, the Gas Oracle and the Gas Nemesis, the acquisition of five vessels totaling $167.5 million, the Navig8 Fidelity in January 2008, the Navig8 Faith in February 2008, the Gas Premiership in March 2008, the Gas Defiance in July 2008 and the Gas Shuriken in October 2008, plus $23.0 million paid as deposits on seven vessels due to be delivered to us between June 2009 and February 2012. The above five vessels acquired in 2008 were financed by a combination of $132.4 million of bank facilities and $33.5 million of cash.
     Net cash used in investing activities was $149.6 million for the year ended December 31, 2007, reflecting the acquisition of 10 vessels, the Gas Haralambos, the Gas Flawless, the Gas Icon, the Gas Kalogeros, the Sea Bird II, the Gas Evoluzione, the Gas Sophie, the Gas Sikousis, the Gas Renovatio and the Chiltern, and deposits placed on the Gas Premiership, which was delivered to us in March 2008, the Navig8 Faith, which was delivered to us in February 2008, and the Navig8 Fidelity, which was delivered to us in January 2008. Net cash used in investing activities was $84.2 million for the year ended December 31, 2006 reflecting the acquisition of seven vessels and the deposits we placed on the Gas Flawless, which was delivered in February 2007 and the Gas Haralambos which was delivered to us in October 2007. Cash generated by our operations and used in investing activities is utilized primarily in investing in additional assets, namely Handy Size (3,000 to 8,000 cbm) LPG carriers, and medium range product carriers. Short-term cash is generally invested in bank deposits. We do not invest in any marketable securities.
     NET CASH PROVIDED BY FINANCING ACTIVITIES — was $120.6 million for the year ended December 31, 2008, reflecting $161.8 million of borrowings under the DnB NOR Bank, Deutsche Bank, Scotiabank, National Bank of Greece and Emporiki Bank loan agreements to fund the acquisition of five vessels, offset by $23.9 million in loan repayments and $16.7 million of dividends paid to stockholders. Net cash provided by financing activities was $123.9 million for the year ended December 31, 2007, reflecting $137.8 million of net proceeds from our follow-on offering that concluded in August 2007 and $53.6 million of drawings under the Fortis Bank, DnB NOR Bank and Scotia Bank loan agreements to fund the acquisition of 10 vessels, offset by $48.8 million in loan repayments and $13.7 million of dividends paid to shareholders. Net cash provided by financing activities was $39.0 million for the year ended December 31, 2006, which included million drawings under the Fortis Bank and DnB NOR Bank loan agreements and $10.7 million of dividends paid to shareholders. We, as and when we identify assets that we believe will provide attractive returns, generally enter into specific term loan facilities and borrow amounts under these facilities as vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then-existing fleet.
Credit Facilities
     We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had an aggregate of outstanding indebtedness of $283.7 million, and no undrawn borrowing capacity, as of December 31, 2008:

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
FORTIS BANK ATHENS BRANCH(2)(3)	—	$56.6 million	The interest rate margin over LIBOR varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged thereunder as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The facility bore an average interest rate, including margin, of 3.91% during 2008, which represented an average LIBOR rate of 3.16% plus the prevailing margin of 0.75%.	Due June 2016	Two quarterly installments of $1.5 million, eight quarterly installments of $1.6 million and twenty eight quarterly installments of $1.44 million plus a balloon payment of $13.3 million payable together with the last installment.

DNB NOR BANK ASA(4)	—	$60.4 million	The interest rate margin over LIBOR varies with the ratio of the aggregate market value of the vessels mortgaged under the loan to the amount outstanding thereunder. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The facility bore an average interest rate, including margin, of 4.22% during 2008, which represented an	Due March 2016	One semi-annual payment of $3.7 million and 13 semi-annual payments of $2.9 million, plus a balloon payment of $19.0 million payable together with the final installment.

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
average LIBOR rate of 3.47% plus the prevailing margin of 0.75%.

DNB NOR BANK ASA(5)	—	$4.68 million	The interest rate margin over LIBOR varies with the ratio of the aggregate market value of the vessels mortgaged under the loan to the amount outstanding thereunder. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The prevailing interest rate during the years ended December 2005, 2006 and 2007 has been 0.70% over LIBOR. The facility bore an average interest rate, including margin, of 3.93% during 2008, which represented an average LIBOR rate of 3.23% plus the prevailing margin of 0.70%.	Due June 2016	One semi-annual installment of $0.32 million and fourteen semi-annual installments of $0.24 million plus a balloon payment of $1.0 million payable together with the last installment.

SCOTIABANK(6)	—	$45.9 million	LIBOR plus 0.70%	Due June 2015 Due January 2018	$5.82 million is repayable in thirteen consecutive, semi-annual installments of $0.34 million each, plus a balloon payment of $1.4 million payable together with the last installment. $40.08 million is repayable, in eighteen consecutive semi-annual installments of $1.54 million each, plus a balloon payment of $12.3 million payable together with the last installment.

NATIONAL BANK OF GREECE(7)	—	$33.3 million	LIBOR plus 0.95% until the repayment of the third installment and LIBOR plus 0.80% thereafter.	Due Aug 2020	Twenty-four consecutive semi-annual installments of $0.97 million each six months after the final drawdown and in no case later than nine months after the first drawdown, plus a balloon payment of

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
$10.0 million payable together with the last installment.

DNB NOR BANK ASA(8)	—	$15.0 million	LIBOR plus 0.85%.	Due March 2016	Fifteen semi-annual installments of $0.7 million, plus a balloon payment of $4.71 million, payable together with the last installment.

DEUTSCHE BANK(9)	—	$38.38 million	LIBOR plus 0.70%.	Due Feb 2020	Forty-four consecutive quarterly installments of $0.625 million, plus a balloon payment of $10.88 million payable together with the last installment.

EMPORIKI BANK(10)	—	$29.44 million	LIBOR plus 0.90%.	Due Nov 2020	Twenty four semi-annual installments of $0.86 million, plus a balloon payment of $8.8 million, payable together with the last installment.

(1)	As of December 31, 2008. Following December 31, 2008, we entered into new credit facilities with DnB NOR Bank ASA, DVB Bank S.E. Nordic Branch and EFG Eurobank Ergasias S.A., which are described further below. The DnB NOR Bank ASA credit facility will be collateralized by mortgages and other security relating to the Stealth Argentina upon its delivery; the DVB Bank S.E. Nordic Branch credit facility is collateralized by mortgages and other security relating to the Gas Astrid and will be collateralized by mortgages and other security relating to the Gas Exelero upon its delivery; and the EFG Eurobank Ergasias S.A. credit facility will be collateralized by mortgages and other security relating to the Stealth S.V. upon its delivery.

(2)	Our credit facility with Fortis Bank Athens Branch was, as of December 31, 2008, collateralized by mortgages and other security relating to eleven LPG vessels, the Sir Ivor, the Lyne, the Gas Prophet, the Gas Tiny, the Gas Courcheval, the Gas Shanghai, the Gas Emperor, the Gas Ice, the Gas Arctic, the Birgit Kosan and the Gas Amazon.

(3)	Borrowings under our credit facility with Fortis Bank Athens Branch repaid the outstanding balance of our credit facility with Fortis Bank for up to $54.0 million, which was fully drawn in May 2005.

(4)	Our 2005 credit facility with DnB NOR Bank ASA was, as of December 31, 2008, collateralized by mortgages and other security relating to the Gas Marathon, the Gas Sincerity, the Gas Cathar, the Gas Legacy, the Sweet Dream (renamed in February 2006 as the Gas Monarch), the Gas Czar, the Gas Eternity , the Gas Flawless and the Gas Premiership

(5)	Our 2006 credit facility with DnB NOR Bank ASA was, as of December 31, 2008, collateralized by mortgages and other security relating to the Batangas.

(6)	Our credit facility agreement is with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. Our Scotiabank credit facility was, as of December 31, 2008, collateralized by mortgages and other security relating to the Gas Icon and the Navig8 Fidelity.

(7)	Our 2006 credit facility with National Bank of Greece was, as of December 31, 2008, collateralized by mortgages and other security relating to the Gas Defiance and the Gas Shuriken.

(8)	Our 2008 credit facility with DnB NOR Bank was, as of December 31, 2008, collateralized by mortgages and other security relating to the Gas Premiership and cross-collateralized with vessels mortgaged under other loan agreements we previously entered into with DnB NOR Bank.

(9)	Our 2008 credit facility with Deutsche Bank was, as of December 31, 2008, collateralized by mortgages and other security relating to the Navig8 Faith.

(10)	Our 2008 credit facility with Emporiki Bank was, as of December 31, 2008, collateralized by mortgages and other security relating to the Gas Sikousis and the Gas Kalogeros.
     As of June 15, 2009, 11 of our 41 vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Gas Fortune, the Seabird II, the Gas Evoluzione, the Gas Haralambos, the Gas Zael, the Gas Spirit, the Chiltern and the Gas Natalie, were unencumbered.
New DnB NOR Bank ASA Credit Facility
     On January 30, 2009, we entered into a loan agreement with DnB NOR Bank to partially finance the acquisition of a under construction medium range type product carrier named Stealth Argentina to be constructed in Korea for delivery in the fourth quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $43.0 million or 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in November 2009, and will be repayable, with the first installment commencing six months after the drawdown in eight consecutive semi-annual installments of $1.7 million each and eight consecutive semi-annual installments of $1.3 million each plus a balloon payment of $19.0 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.0%. In addition to a first priority mortgage over the vessel, the term loan is secured by the assignment of the vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
New DVB Bank S.E. Nordic Branch Credit Facility
     On February 18, 2009, we entered into a loan agreement with DVB Bank S.E. Nordic Branch to partially finance the acquisition of two LPG carriers, the Gas Astrid and Gas Exelero, and to partially refinance the Chiltern, a vessel delivered to us in June 2007. The secured term facility will be for the lesser amount of $33.88 million or 70% of the vessel’s charter free market value at the time of delivery. The term loan is expected to be drawn down in two tranches. The first tranche of $19.3 million was drawn down on April 16, 2009 to partially finance the acquisition cost of the Gas Astrid and to partially refinance the Chiltern. The second tranche is expected to be drawn down in June 2009 upon the delivery of the Gas Exelero.
     The first tranche is repayable over 20 consecutive quarterly installments commencing three months after drawdown of $0.46 million each plus a balloon repayment of $11.6 million payable together with the last installment. The second tranche will be repayable over 20 consecutive quarterly installments commencing three months after drawdown of $0.2 million each plus a balloon repayment of $8.8 million together with the last installment.
     The term loan’s interest rate will be LIBOR plus 2.85% while the Company remains listed on NASDAQ or any other stock exchange acceptable to the lender. Should the Company become delisted or listed on an exchange not acceptable to the lender the margin would be LIBOR plus 3.85%.
New EFG Eurobank Ergasias S.A. Credit Facility
     On February 19, 2009, we entered into a loan agreement in the amount $37.5 million with EFG Eurobank Ergasias S.A. to partially finance the acquisition of one under construction medium range type product carrier, the Stealth S.V., to be constructed in Korea for delivery in the second quarter of 2009. Following a revaluation, in February 2009, for the vessel to be financed, the secured term loan facility will now be for the lesser of the amount of $31.5 million or 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in late June 2009, and will be repayable, with the first installment commencing three months after the drawdown in 10 consecutive quarterly installments of $0.65 million each and 30 consecutive quarterly installments of $0.42 million each plus a balloon payment of $12.4 million payable together with the last installment. The term loan’s interest rate will be LIBOR plus 1.50%. In addition to a first priority mortgage over the vessel, the term loan will be secured by the assignment of the vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
New NIBC Credit Facility
     On May 25, 2009, we signed a commitment letter with NIBC, secured by the Gas Haralambos, the Gas Spirit and the Gas Natalie, three vessels already owned by three of our wholly-owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $26.7 million and the 65% of the vessels’ market value at the time of delivery and will be drawn down in three tranches up to July 2009 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in five semi-annual installments of $1.64 million each and five semi-annual installments of $1.08 million each plus a balloon payment of $13.12 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 3.00%. In addition to first priority mortgages over the Gas Haralambos, the Gas Spirit and the Gas Natalie, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and the guarantee of the ship owning subsidiaries.
Financial Covenants
     Our credit facilities contain financial covenants requiring us to:
•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and (ii) 125% under our loan agreements with Deutsche Bank, DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank;

•	ensure that our ratio of EBITDA to interest expense over the preceding six months is at all times more than 2.5 times; and

•	ensure that members of the Vafias family at all times own at least 15% of our outstanding capital stock.
     In addition, our loan agreement with Fortis Bank-Athens Branch requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank and Deutsche Bank each require us to maintain a cash balance equivalent of $200,000 for each vessel mortgaged to Scotiabank or Deutsche Bank, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent of $800,000 with Emporiki Bank at all times our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent of $200,000 with EFG Eurobank at all times; our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank at all times.
     Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow generally on a rolling 12 months basis.
     As of December 31, 2008, we were in compliance with each of these financial ratio requirements and financial covenants. We expect that our credit facilities for which we have accepted commitment letters will contain generally similar covenants. In the case of the Navig8 Faith, which is financed by Deutsche Bank, we believe that a breach of the Deutsche Bank loan agreement’s asset coverage requirement of a minimum 125% of the amount of the outstanding loan, which currently stands at $37.125 million, is likely to occur during the course of the year ending December 31, 2009. We have initiated discussions with Deutsche Bank regarding this issue.
     Our existing credit facility agreements contain customary events of default with respect to us and our applicable subsidiaries, including upon the non-payment of amounts due under the credit facility; breach of covenants; matters affecting the collateral under such facility; and the occurrence of any event that, in light of which, the lender considers that there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due. In addition, our credit facility with Emporiki Bank of Greece S.A. contains events of default with respect to insolvency or bankruptcy, while our credit facility with Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank, contains events of default with respect to insolvency or bankruptcy, as well as defaults under our other debt obligations.
     Our credit facilities provide that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral. Our loan agreements also contain cross-default clauses.
Capital Expenditures
     Our capital expenditures consist of the purchase of vessels comprising our fleet.
     During the year ended December 31, 2008, we acquired five vessels, two medium range type product carriers, the Navig8 Fidelity in January 2008 and the Navig8 Faith in February 2008, plus three LPG carriers, the Gas Premiership in March 2008, the Gas Defiance in July 2008 and the Gas Shuriken in October 2008, for an aggregate purchase price of $178.3 million. In addition we placed deposits of $23.0 million on the Stealth Argentina, the Stealth S.V. and the five LPG newbuildings ordered by us. The Gas Natalie was delivered to us on January 22, 2009.
     As of December 31, 2008, we had agreements to acquire two resale newbuilding LPG carriers, the Gas Astrid and the Gas Exelero, with expected delivery to us in April and June 2009, respectively, two resale newbuilding product carriers, the Stealth S.V. and the Stealth Argentina, with expected delivery to us in June 2009 and November 2009, plus five newbuilding LPG carriers with expected delivery from February 2011 through May 2012 for an aggregate of $267.0 million, of which $244.9 million and $223.0 million remained to paid as of December 31, 2008 and April 30, 2009, respectively. The Gas Astrid was delivered to us on April 16, 2009.
     During the year ended December 31, 2007, we acquired 10 vessels for an aggregate purchase price of $138.5 million. In addition, we placed aggregate deposits of $12.5 million on the Gas Premiership, the Navig8 Faith and the Navig8 Fidelity, which were subsequently delivered to us on March 19, 2008, February 27, 2008 and January 9, 2008, respectively
     During the year ended December 31, 2006, we acquired seven vessels for an aggregate purchase price of $79.2 million. In addition, we placed aggregate deposits of $3.4 million during the year on the Gas Flawless and the Gas Haralambos, which were subsequently delivered to us in February 2007 and October 2007, respectively. The total purchase price of these two vessels was $46.1 million. We funded the purchase price of the Gas Flawless with cash generated from operations and additional borrowings of $20.3 million under our DnB NOR Bank credit facility.
Off Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements.

Contractual Obligations
     Contractual obligations as of December 31, 2008 were:

	Payments due by period (in thousands)
					More than
		Less than			5 years
		1	1-3 years	3-5 years	(After
		year	(2010-	(2012-	January 1,
	Total	(2009)	2011)	2013)	2014)
Long-term debt obligation(1)	$283,695	$24,381	$46,847	$46,847	$165,620
Interest on principal amounts outstanding(2)	69,087	7,104	16,902	15,856	29,225
Management fees(3)	16,192	5,397	10,795	—	—
Office lease(4)	49	49	—	—	—
Operating lease(5)	136	48	88	—	—
Vessel purchase agreements(6)	263,946	163.176	80,254	20,516	—

Total	$633,105	$200,155	$154,886	$83,219	$194,845

(1)	The $283.7 million of long term debt obligations set forth in the above table consists of $56.6 principal amount outstanding under the Fortis-Athens loan as of December 31, 2008, $75.5 million and $4.7 million principal amount, respectively, outstanding as of December 31, 2008 under our loans with DnB NOR Bank, $45.9 million principal amount outstanding under the Scotiabank loan as of December 31, 2008, $33.2 million principal amount outstanding under the National Bank of Greece loan, $38.4 million under the Deutsche Bank loan and $29.4 million under the Emporiki Bank loan. On January 16, 2009, we borrowed $19.3 million under our new DVB Bank S.E. Nordic Branch credit facility to partially finance the acquisition of the Gas Astrid and to partially refinance the Chiltern.

(2)	On March 31, 2005, we entered into an interest rate swap agreement with Fortis Bank with the initial nominal amount of the swap at $22.5 million amortizing to $4.8 million over its six-year life commencing May 30, 2007. The swap will hedge our risk of increases in three month LIBOR over 4.55% and up to 7.5%, but will not hedge our risk if three month LIBOR equals or exceeds 7.5%.

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

The interest rates payable reflected in the above table assumes a LIBOR of 1.50% for 2009, 2.50% for 2010 to 2011, 3.50% for 2012 to 2013 and 4.50% for each subsequent period through the maturity of the loan and with respect to the Fortis Bank loan, after taking into account our interest rate swap agreement with respect to the $56.6 million outstanding under the Fortis Bank loan, effective interest rates are 4.57% for 2009, 4.77% for 2010 and 2011, 4.58% for 2012 and 2013 and 5.25% for each subsequent period through the maturity of the loan. Based on the above assumptions, the following interest payments are payable by us during the periods indicated: $2.56 million payable within one year of December 31, 2008, $4.2 million payable between one and three years of December 31, 2008, $3.1 million payable between three and five years of December 31, 2008 and $2.6 million payable more than five years after December 31, 2008.

With respect to the $75.5 million outstanding under the DnB NOR loan, effective interest rates are 4.70% for 2009, 5.15% for 2010 and 2011, 4.91% for 2012 and 2013 and 5.22% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $4.1 million payable within one year of

December 31, 2008, $9.1 million payable between one and three years of December 31, 2008, $4.3 million payable between three and five years of December 31, 2008 and $4.6 million payable more than five years after December 31, 2008.

With respect to the $4.7 million outstanding under the DnB NOR loan, effective interest rates are 2.20% for 2009, 3.20% for 2010 and 2011, 4.20% for 2012 and 2013 and 5.20% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $0.1 million payable within one year of December 31, 2008, $0.2 million payable between one and three years of December 31, 2008, $0.2 million payable between three and five years of December 31, 2008 and $0.2 million payable more than five years after December 31, 2008.

With respect to the $38.4 million outstanding under the Deutsche Bank loan, effective interest rates are 3.66% for 2009, 3.88% for 2010 and 2011, 4.03% for 2012 and 2013 and 5.20% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $1.4 million payable within one year of December 31, 2008, $2.6 million payable between one and three years of December 31, 2008, $2.3 million payable between three and five years of December 31, 2008 and $5.7 million payable more than five years after December 31, 2008.

With respect to the $45.9 million outstanding under the Scotiabank loan, effective interest rates are 2.20% for 2009, 3.20% for 2010 and 2011, 4.20% for 2012 and 2013 and 5.20% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $1.1 million payable within one year of December 31, 2008, $2.3 million payable between one and three years of December 31, 2008, $2.5 million payable between three and five years of December 31, 2008 and $4.1 million payable more than five years after December 31, 2008.

With respect to the $29.4 million outstanding under the Emporiki Bank loan, effective interest rates are 2.40% for 2009, 3.40% for 2010 and 2011, 4.40% for 2012 and 2013 and 5.40% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $0.9 million payable within one year of December 31, 2008, $1.7 million payable between one and three years of December 31, 2008, $1.9 million payable between three and five years of December 31, 2008 and $5.5 million payable more than five years after December 31, 2008.

With respect to the $33.2 million outstanding under the National Bank of Greece loan, effective interest rates are 2.45% for 2009, 3.45% for 2010 and 2011, 4.45% for 2012 and 2013 and 5.45% for each subsequent period through to the maturity of the loan. Based on the above assumptions the following interest payments are payable by us during the periods indicated: $1.0 million payable within one year of December 31, 2008, $2.0 million payable between one and three years of December 31, 2008, $2.2 million payable between three and five years of December 31, 2008 and $6.4 million payable more than five years after December 31, 2008.

(3)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter. Based on the payment of a management fee of $440 per vessel per day for vessels not on bareboat charter and $125 per day for vessels on bareboat charter and our currently contracted vessel acquisitions, we expect to pay at least $4.8 million per year to Stealth Maritime as management fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer and Chief Financial Officer. Such compensation was in the aggregate amount of €878,857 (US $1,295,739 based on the average exchange rate of €1.00: US $1.474 in effect throughout 2008).

(4)	We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate was €24,000. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year.

(5)	In October 2005, we entered into a three year cancelable operating lease for a motor vehicle. The initial term of the lease terminated in October 2008. The lease was renewed effective October 2008 for a further three years. The cost is Euro 34,200 per year.

(6)	Of the $263.95 million set forth in the above table, (i) $10.7 million represents the unpaid balance outstanding as of December 31, 2008 of the total purchase price of $10.8 million for the Gas Natalie, which we paid upon its delivery to us on January 22, 2009, (ii) $18.8 million represents the aggregate unpaid balance outstanding as of December 31, 2008 of the total purchase price of $18.8 million for the Gas Astrid, which we paid upon its delivery to us in April 2009, (iii) $18.8 million represents the aggregate unpaid balance outstanding as of December 31, 2008 of the total purchase price of $18.8 million for the Gas Exelero, which is payable upon its respective delivery to us scheduled for June 2009, (iv) $103.5 million represents the aggregate unpaid balance outstanding as of December 31, 2008 of the total purchase price of $115.0 million for the Stealth S.V. and the Stealth Argentina, which is payable upon their respective delivery to us scheduled for June 2009 and November 2009, respectively, and (v) an aggregate of $112.1 million (converted from our contractual obligation for Yen 10,807,200,000 at the exchange rate on December 31, 2008, representing the remaining balance, as of December 31, 2008, for five newbuilding handy size LPG carriers which is due upon the respective delivery of these vessels to us scheduled from February 2011 and May 2012.
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
     Revenue and Expenses. We generate our revenues from charterers for the charter hire of our vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily or monthly charter hire rate payable monthly in advance. If a charter agreement exists and the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each voyage or period charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Deferred income includes cash received prior to the balance sheet date and is related to revenue earned after such date.
     Voyage expenses comprise commissions, bunkers and port expenses and are unique to a particular charter. Commissions in all cases are paid by us and are recognized on a pro-rata basis. All other voyage expenses are paid by the charterer under time charter arrangements or by us under voyage charter arrangements and are recognized as incurred.
     Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are paid by us and are accounted for on an accrual basis.
     Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.
     Impairment of long-lived assets. We follow SFAS No.144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”). The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management reviews the carrying amount of the vessels when events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable.
     The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid 2008, the charter rates in most sectors in the shipping industry have declined significantly and vessel values have also declined both as a result of a slowdown in the availability of global credit and the deterioration in charter rates.
     However, our core operating sector, the transportation of liquefied petroleum gas has, unlike most other shipping sectors, not experienced the level of downturn either in charter rates or asset values if compared with other sectors in the shipping industry.

     Despite the apparent steadiness in the values of our core fleet, the decline in global economy was considered to be an indicator of potential impairment. Therefore, as of December 31, 2008, we performed the step one, undiscounted cash flow test as required by SFAS No. 144. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions
     Our impairment test exercise is highly sensitive on variances and future estimates of the time charter rates, fleet effective utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets.
     As a result of the impairment review, as of December 31, 2008, undiscounted net operating cash flows exceeded each vessel’s carrying values. In addition, we did not identify impairment indicators in the years ended December 31, 2006 and 2007. As such, no impairment loss was recorded in any periods presented.
     The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2008 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.
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

     Derivative Financial Instruments. We follow SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, to account for and report on derivative instruments. During 2007 and 2008, we engaged in six interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of our variable rate borrowings. These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the Company’s consolidated balance sheets with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income. If the hedged items are forecasted transactions that later are not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is our intention to hold these swap agreements to maturity. During 2007, we discontinued hedge accounting for three of our interest rate swap contracts and during 2008 we ceased hedge accounting for two more of our interest rate swap contracts due to their becoming “ineffective” under SFAS No 133 guidelines. As of December 31, 2008, one of our interest rate swap contracts qualified for hedge accounting. For the five remaining interest rate swap agreements, which did not qualify for cash flow hedge accounting, we recorded their change in fair values in our income statement.
     During 2008, we entered into forward exchange contracts to hedge foreign currency risks of anticipated cash payments in Japanese Yen relating to certain vessels under construction for periods consistent with these committed exposures. We have not applied cash flow hedge accounting to the foreign exchange derivative instruments, and therefore, recorded the change in fair value in earnings.
     In January 2008, we adopted Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements,” which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing a framework for measuring fair value. SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis, including our derivative financial instruments. In regard to the Fair Value Measurement (“SFAS No. 157”), please refer to notes 2 and 13 of our notes to the consolidated financial statements.
     Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors in 2007 and 2008, for their services as directors, is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). No events or circumstances occurred in 2008 that would require us to revise estimates related to stock-based compensation and such revisions are not expected to occur in the future.
Recent Accounting Pronouncements
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141R are applied prospectively, the impact on our financial statements cannot be determined until the transactions occur.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). The statement is an amendment to Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and establishes accounting and expanded disclosure requirements for minority interests, including disclosures relating to presentation of minority interests on the face of the balance sheet and income statement as well as accounting requirements relating to changes in a parent’s ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the impact of the adoption of this standard but believe that its implementation is unlikely to have a material impact on our consolidated financial position, results of operations or cash flows.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FASB No. 162”). In June 2009, FASB issued a Statement, “The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. The new standards identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements by establishing two levels of US GAAP: authoritative and nonauthoritative. This would be accomplished by authorizing the “FASB Accounting Standards Codification”. On July 1, 2009, the “FASB Accounting Standards Codification” will officially become the single source of authoritative nongovernmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. The codification does not change US GAAP; instead, it introduces a new structure — one that is organized in an easily accessible, user-friendly online research system. We do not expect that the new FASB Accounting Standards Codification of US GAAP will have an effect on our consolidated statement of financial position, results of operations or cash flows.
     On June 16, 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We will adopt FSP EITF 03-6-1 in 2009 and will present earnings per share pursuant to the two-class method.
     On May 28, 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”), which provides guidance on management’s assessment of subsequent events. SFAS 165 clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.” It does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, “Subsequent Events” (“AU Section 560”) for Type I and Type II subsequent events;

however, Statement 165 refers to them as recognized (Type I) and non-recognized subsequent events (Type II); requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated; and whether that is the date on which the financial statements were issued or were available to be issued. SFAS 165 indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Therefore, it will be effective for us beginning with the second quarter of 2009. The adoption of SFAS 165 is not expected to have a material impact on the consolidated financial statements.
Item 6. Directors, Senior Management and Employees
     The following table sets forth, as of December 31, 2008, information for each of our directors and senior managers.

				Year
				Director’s
			Year	Current
			Became	Term
Name	Age(1)	Positions	Director	Expires
Harry N. Vafias	31	President, Chief Executive Officer and
		Class III Director	2004	2009
Andrew J. Simmons	53	Chief Financial Officer	—	—
Michael G. Jolliffe	59	Chairman of the Board, Class II Director	2004	2010
Lambros Babilis	41	Deputy Chairman and Class I Director	2007	2011
Markos Drakos	49	Class III Director	2006	2009
Thanassis J. Martinos	59	Class I Director	2004	2011

(1)	As of December 31, 2008.
     Certain biographical information about each of these individuals is set forth below.
     Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.
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
     Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, oil, textiles, telecommunications and other industries. He is Deputy Chairman of Tsakos Energy Navigation Limited, an oil and product carrier shipping company listed on the New York Stock Exchange. Mr. Jolliffe is also Deputy Chairman of Lannet S.A., Greece’s second largest telephone company, which is also quoted on the Athens Stock Exchange. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. He is also joint president of Hanjin Eurobulk Ltd., a joint venture broking company with Hanjin Shipping of Korea. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent of the Skoda Group for trams, buses and trains.
     Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis has been the Technical Manager of Stealth Maritime Corporation since 2006 and has worked for the Vafias Group since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.
     Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1998, Mr. Drakos co-founded Touche Ross & Co (Cyprus),later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.
     Thanassis J. Martinos has been a member of our Board of Directors since 2004. He has had over 35 years of experience in the shipping industry having served as Co-Managing Director of Thenamaris Ships Management, a ship management company with over three decades of experience servicing major oil companies, traders and government agencies. Since 1991, Mr. Martinos has been the Managing Director of Eastern Mediterranean Maritime Ltd., a ship management company specializing in the management of tankers and dry bulk carriers that presently operates a fleet that exceeds 2.8 million dwt. Mr. Martinos holds a B.S. in Economics from Athens University.

Board Practices
     At December 31, 2008 and June 15, 2009, we had five members on our Board of Directors. The board of directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.
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
     We have no service contracts with any of our officers or directors that provide for benefits upon termination of employment. Our Chief Executive Officer and Chief Financial Officer are technically employees of Stealth Maritime, our fleet manager. Under our management agreement with Stealth Maritime, our relationship with each of our Chief Executive Officer and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not have an employment agreement with Lambros Babilis, our Deputy Chairman and Executive Director.
     During the fiscal year ended December 31, 2008, the full board of directors held five meetings. Each director attended all of the meetings of the board of directors and meetings of committees of which the director was a member, except for Thanassis Martinos who missed one meeting of the Board of Directors and one of each of the committee meetings during 2008.
     To promote open discussion among the independent directors, those directors met four times in 2008 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2009 and in 2010. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.
Corporate Governance
     Our Board of Directors and our company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NASDAQ Stock Market and the SEC.
     We have adopted a number of key documents that are the foundation of our corporate governance, including:
•	a Code of Business Conduct and Ethics;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

     We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Andrew Simmons, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Investor Relations.”
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
     The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:
•	integrity of the Company’s financial statements, including its system of internal controls;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of the Company’s independent audit function and independent auditors, as well preparing an Audit Committee Report to be included in our annual proxy statement.
Nominating and Corporate Governance Committee
     The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:
•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.
Compensation Committee
     The Compensation Committee is appointed by the Board and is responsible for, among other matters:
•	establishing and periodically reviewing the Company’s compensation programs;

•	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board; and

•	preparing a Compensation Committee report to be included in our annual proxy statement.
Compensation of Directors and Senior Management
     Beginning February 2006, the Chairman of our Board of Directors received annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors continued to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739 based on the average exchange rate of €1.00: US $1.474 throughout 2008).
     Our executive officers are also eligible to receive awards under our equity compensation plan described below under “— Equity Compensation Plan.” On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 restricted shares vested on October 1, 2007, 25,000 restricted shares vested on October 1, 2008 and 25,000 restricted shares will vest on October 1, 2009. On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 vested on October 31, 2008. Of the remaining 50,000 restricted shares, 25,000 will vest on October 31, 2009 and 25,000 will vest on October 31, 2010.
     On August 14, 2007 and November 20, 2007, we also awarded restricted shares to our non-employee directors. On August 14, 2007, we awarded: (i) 6,000 restricted shares to Michael G. Joliffe, of which 2,000 restricted shares vested on October 1, 2007, 2,000 restricted shares vested on October 1, 2008 and 2,000 restricted shares will vest on October 1, 2009; (ii) 2,000 restricted shares to Thanassis J. Martinos, of which 666 restricted shares vested on October 1, 2007, 667 restricted shares vested on October 1, 2008 and 667 restricted shares will vest on October 1, 2009; and (iii) 4,000 restricted shares to Markos Drakos, of which 1,333 restricted shares vested on October 1, 2007, 1,333 restricted shares vested on October 1, 2008 and 1,334 restricted shares will vest on October 1, 2009. On November 20, 2007, we awarded: (i) 6,000 restricted shares to Michael G. Joliffe, of which 2,000 restricted shares vested on October 31, 2008, 2,000 restricted shares will vest on October 31, 2009 and 2,000 restricted shares will vest on October 31, 2010; (ii) 2,000 restricted shares to Thanassis J. Martinos, of which 666 restricted shares vested on October 31, 2008, 666 restricted shares will vest on October 31, 2009 and 667 restricted shares will vest on October 31, 2010; and (iii) 4,000 restricted shares to Markos Drakos, of which 1,333 restricted shares vested on October 31, 2008, 1,333 restricted shares will vest on October 31, 2009 and 1,334 restricted shares will vest on October 31, 2010.
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
     With the exception of a grant to Mr. Babilis, we did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2008. On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis, of which 4,698 vested on March 18, 2009. The remaining 4,698 restricted shares vest as follows: 2,349 on March 18, 2010 and 2,349 on March 18, 2011. During the year ended December 31, 2008, we recognized stock-based compensation expenses of $1.9 million with respect to awards for officers and directors.

Employees
     As of December 31, 2008, 202 officers and 215 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.
Share Ownership
     The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.
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
     The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. On March 18, 2008, under the Plan, we awarded 9,396 restricted shares of our common stock to Mr. Babilis, our Deputy Chairman and Executive Director, and 16,609 restricted shares of our common stock to certain employees of our manager who provide services to us and such employees were treated as non-employees for stock-based compensation purposes. As April 30, 2009, 250,005 shares of our common stock have been granted under the Plan since its adoption.
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
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 30, 2009 by:
•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 30, 2009 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 22,310,110 shares of common stock outstanding as of April 30, 2009. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,000,000	26.9%
331 Kifissias Avenue Erithrea 14561 Athens, Greece
Wellington Management Company, LLP(2)	2,232,775	10.0%
75 State Street Boston, MA 02109
The Bessemer Group, Incorporated(3)	2,194,200	9.84%
100 Woodbridge Center Drive Woodbridge, New Jersey 07095-0980
Zesiger Capital Group LLC(4)	1,234,353	5.5%
320 Park Avenue, 30th Floor New York, New York 10022
Executive Officers and Directors
Harry N. Vafias(5)	6,200,000	27.8%
Andrew J. Simmons	—	—
Michael G. Jolliffe(6)	12,000	*
Lambros Babilis(7)	9,396	*
Markos Drakos(8)	8,000	*
Thanassis J. Martinos(9)	404,000	1.8%

All executive officers and directors as a group (6 persons)	6,633,396	29.7%

*	Less than 1%.

(1)	According to Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2008 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 6,000,000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our Chief Executive Officer, President and Director, is the sole stockholder of Flawless Management Inc.

(2)	According to Amendment No. 4 to Schedule 13G filed with the SEC on February 17, 2009, Wellington Management Company, LLP beneficially owns 2,232,775 shares of common stock and has shared voting power with respect to 1,610,575 such shares and shared dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Wellington Management Company, LLP, an investment advisor.

(3)	According to a Schedule 13G filed with the SEC on February 17, 2009, The Bessemer Group, Incorporated (“BGI”), as a parent holding company, and Bessemer Trust Company, N.A. (“BTNA”), Bessemer Investment management LLC (“BIM”) and Old Westbury Real Return Fund (the “Old Westbury Fund”) beneficially own an aggregate of 2,194,200 shares of our common stock. The filing indicates that BTNA is wholly owned by BGI, BIM is a wholly owned subsidiary of BTNA and is the investment advisor to the Old Westbury Fund, BTNA is a trust company that manages accounts for the benefit of others and BIM is a registered investment advisor that furnishes investment advisory services to the Old Westbury Fund. The filing also indicates that the shares are held by the Old Westbury Fund and that BGI, BTNA, BIM and the Old Westbury Fund have shared voting and shared dispositive power with respect to the 2,194,200 shares. The address of BGI is 100 Woodbridge Center Drive, Woodbridge, NJ 07095-01980. The address of BTNA and BIM is 630 Fifth Avenue, New York, NY 10111. The address of Old Westbury Fund is 3435 Steltzer Road, Columbus, OH 43219.

(4)	According to Amendment No. 2 to Schedule 13G filed with the SEC on February 10, 2009, Zesiger Capital Group LLC beneficially owns 1,234,353 shares of common stock and has sole voting power with respect to 1,025,453 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.

(5)	According to Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2008 jointly filed by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 6,200,000 shares of common stock, which includes (i) 6,125,000 shares of common stock, 6,000,000 of which by virtue of the shares owned indirectly through Flawless Management Inc., and (ii) 75,000 restricted shares, 25,000 shares of which will vest on October 1, 2009, 25,000 shares of which will vest on October 31, 2009 and 25,000 shares of which will vest on October 31, 2010. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.

(6)	Mr. Michael G. Jolliffe beneficially owns (i) 6,000 shares of common stock and (ii) 6,000 restricted shares, of which 2,000 restricted shares will vest on October 1, 2009, 2,000 restricted shares will vest on October 31, 2009 and 2,000 restricted shares will vest on October 31, 2010.

(7)	Mr. Lambros Babilis beneficially owns (i) 4,698 shares of common stock and (ii) 4,698 restricted shares, of which 2,349 restricted shares will vest on March 18, 2010 and 2,349 restricted shares will vest on March 18, 2011.

(8)	Mr. Markos Drakos beneficially owns (i) 3,999 shares of common stock and (ii) 4,001 restricted shares, of which 1,334 restricted shares will vest on October 1, 2009, 1,333 restricted shares will vest on October 31, 2009 and 1,334 restricted shares will vest on October 31, 2010.

(9)	Mr. Thanassis Martinos beneficially owns 400,000 shares of common stock by virtue of shares owned indirectly through Nike Investments Corporation, the beneficial owner being Mr. Thanassis Martinos, a director of the Company. The address of Nike Investments Corporation is 80 Broad Street, Monrovia, Liberia. In addition, Mr. Thanassis G. Martinos beneficially owns (i) 1,998 shares of common stock and (ii) 2,002 restricted shares, of which 667 restricted shares will vest on October 1, 2009, 666 restricted shares will vest on October 31, 2009 and 667 restricted shares will vest on October 31, 2010.
     We effected a registered public offering of our common stock and our common stock began trading on the NASDAQ National Market in October 2005. Accordingly, certain of our principal shareholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other shareholders. As of April 30, 2009, we had approximately 18 shareholders of record. Six of the stockholders of record were located in the United States and held in the aggregate 15,660,105 shares of common stock representing approximately 70.2% of our outstanding shares of common stock. However, the six United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 15,654,267 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.
     We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.
Related Party Transactions
     Pursuant to our Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it is consummated.
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
Management and Other Fees
     In the year ended December 31, 2008, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the Management Agreement, effective January 1, 2007, the management fee is no longer adjusted quarterly as it was previously based on the U.S. dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter. Management fees for the years ended December 31, 2006, 2007 and 2008 were $3.0 million, $4.1 million and $4.6 million, respectively.
     We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2006, 2007 and 2008, total brokerage commissions of 1.25% amounted to $882,589, $1,096,426 and $1,385,767, respectively, and were included in voyage expenses. For the years ended December 31, 2006, 2007 and 2008, the amounts of $785,550, $1,008,090 and $1,639,111, respectively, were capitalized to the cost of the vessels.
     We also reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739, based on the average exchange rate of €1.00: US $1.474 in effect throughout the year ended December 31, 2008). During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US $1,966,497 based on the average exchange rate of €1.00: US $1.3888 in effect throughout the year ended December 31, 2007). During the year ended December 31, 2006, such compensation was in the aggregate amount of €1,240,008 (US $1,617,932 based on the average exchange rate of €1.00: US $1.2853 in effect throughout the year ended December 31, 2006).
     In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. Stealth Maritime has also agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers. Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies.
     The initial term of our management agreement with Stealth Maritime expires on December 31, 2009 but will be extended on a year-to-year basis unless six-month written notice is provided prior to the expiration of the initial term.
Deemed Dividend
     Deemed dividends recorded in the year ended December 31, 2006 reduced additional paid in capital by $287,500. This represents the difference in the acquisition cost paid by us for the Gas Eternity, which was delivered to us in March 2006, compared to the price paid by the Vafias Group as part of the Vafias Group of LPG Carriers.
Office Space
     We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate was €24,000. For the years ended December 31, 2005, 2006 and 2007, the total rent paid was Euros 72,000, which amounted to $94,647 at the prevailing exchange rates over that period. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year. For the year ended December 31, 2008, this rent amount was $48,201.
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
     On July 24, 2007, we repaid the full outstanding principal amount of $26.5 million under the unsecured bridge facility from Brave Maritime Corp; plus accrued interest of $144,418, utilizing a portion of the proceeds of our follow-on public offering completed in July 2007. The facility was subsequently cancelled.
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
     On February 29, 2008, we entered into agreements to acquire the Gas Defiance, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Shuriken, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Astrid, a 3,500 cbm fully pressurized newbuilding LPG carrier, and the Gas Exelero, a 3,500 cbm fully pressurized newbuilding LPG carrier from Newgas Limited, Galactic Imports Limited, Lullaby Products Inc and Evolution Inc, respectively, each an affiliate of ours, for an aggregate of $81.92 million. The Gas Defiance, Gas Shuriken and Gas Astrid were delivered to us in August 2008, November 2008 and April 2009, respectively. The Gas Exelero is scheduled to be delivered to us in June 2009.
     On February 29, 2008, we entered into an agreement with Event Holdings Inc, an affiliate of ours, to acquire the Gas Natalie, a 3,213 cbm fully pressurized 1997-built LPG carrier, for $10.7 million, which was delivered to on January 22, 2009, subject to a bareboat charter scheduled to expire in September 2011.
     In all cases, the acquisition price for vessels described above was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.

Item 8. Financial Information
     See “Item 18. Financial Statements” below.
     Significant Changes. Other than as described in Note 22 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.
     Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.
     Dividend Policy. We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2006, 2007 and 2008, and paid a dividend of $0.1875 per share in March 2009. We currently do not intend to declare and pay quarterly dividends from our net profits to stockholders each March, June, September and December. Such dividends as we may pay in the future may be in amounts less than the $0.1875 per share quarterly dividend we have declared and paid in the past.
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
     Under the terms of our existing credit facilities, we are permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information — Risk Factors — Risks Related To Our Common Stock — Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends.”

Item 9. The Offer and Listing
Trading on the NASDAQ Stock Market
     Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the NASDAQ National Market, and are now listed on the NASDAQ Global Select Market, under the symbol “GASS”. The following table shows the high and low sales prices for our shares of common stock during the indicated periods.

	High	Low
Year Ended December 31, 2005 (October 6, 2005 through December 31, 2005)	$14.59	$10.80
Year Ended December 31, 2006	14.79	10.90
2007
Year Ended December 31, 2007	20.00	11.40
First Quarter	13.97	11.40
Second Quarter	18.38	13.74
Third Quarter	20.00	15.16
Fourth Quarter	18.22	13.35
November 2007	18.22	14.87
December 2007	17.67	13.35
2008
Year Ended December 31, 2008	17.91	2.51
First Quarter	16.30	12.34
Second Quarter	17.91	13.75
Third Quarter	17.09	12.55
Fourth Quarter	13.41	2.51
November 2008	7.19	2.60
December 2008	4.90	2.51
2009
First Quarter	6.73	3.93
January 2009	5.72	3.93
February 2009	6.73	4.75
March 2009	5.47	4.18
Second Quarter (through June 15, 2009)	6.38	4.05
April 2009	5.58	4.59
May 2009	6.38	4.05
June 2009 (through June 15, 2009)	5.93	4.80
Comparison of Cumulative Total Shareholder Return
     Set forth below is a graph comparing the cumulative total shareholder return of our common stock between October 6, 2005 and December 31, 2008, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on October 6, 2005. Past performance is not necessarily an indicator of future results.

Item 10. Additional Information
Share Capital
     Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 22,310,110 shares were issued and outstanding and fully paid as of December 31, 2008 and June 15, 2009, respectively, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, none of which were issued and outstanding as of December 31, 2008 and June 15, 2009. All of our shares of stock are in registered form. As of June 15, 2009, there were 22,310,110 outstanding shares of common stock, including 100,002 unvested shares of restricted stock, and no outstanding options.
Common Stock
     As of December 31, 2008 and April 30, 2009, we had 22,310,110 shares of common stock outstanding, out of 100,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.
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

Dividends
     We currently do not intend to declare and pay regular cash dividends on a quarterly basis from our net profits. We have had to make additional provisions for the equity component of our vessel acquisitions that have reduced the cash available for distribution as dividends. We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2006, 2007 and 2008. There can be no assurance that we will recommence paying regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006, 2007, 2008 and March 2009.
     Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market or product carrier market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.
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
     Blank Check Preferred Stock. Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
     Classified Board of Directors. Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.
     Election and Removal of Directors. Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
     Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.
     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
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
     Business Combinations. Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested stockholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:
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
     (b) Right of First Refusal Agreement
     Right of First Refusal Agreement dated as of August 26, 2005 among the Company, Harry N. Vafias and Stealth Maritime S.A. Under the Right of First Refusal Agreement, Stealth Maritime has granted the Company a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, under the agreement, Stealth Maritime agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to the Company. Under the agreement, Stealth Maritime is not prohibited from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers. The agreement is effective for as long as Stealth Maritime (or any entity with respect to which Harry Vafias is an executive officer, director or principal shareholder) manages vessels owned or chartered in by the Company and Harry N. Vafias is an executive officer or director of the Company.
     (c) Nike Investments Corporation
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
     (d) Fortis Bank
     On March 16, 2005, we entered into a loan agreement with Fortis Bank, the outstanding balance of which was repaid on May 31, 2006 with borrowings under a $79.9 million loan agreement with Fortis Bank Athens Branch entered into in May 2006. For additional information regarding the terms and conditions of our loan agreement with Fortis Bank Athens Branch, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities.”
     (e) DnB NOR Bank ASA
     In December 2005, we entered into a loan agreement with DnB NOR Bank ASA in which it agreed to provide a credit facility of up to $50.0 million, which was supplemented in March 2006 by a $14.0 million supplemental agreement dated February 27, 2006, increasing the total amount available under that facility to $64.0 million. On January 30, 2007, we entered into a further supplemental loan agreement with DnB NOR Bank ASA in the amount of $20.3 million. On March 14, 2008, we entered into a third supplemental loan agreement to our December 2005 loan agreement with DnB NOR Bank.
     In June 2006, we entered into a term loan agreement with DnB NOR Bank ASA in an amount of $6.6 million. On January 30, 2009, we entered into a loan agreement with DnB NOR Bank for a senior secured term loan facility for the lesser of the amount of $43.0 million or 75% of the vessel’s charter free market value at the time of delivery. For additional information regarding the terms and conditions of our loan agreements with DnB NOR Bank ASA, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities.”

     (f) Brave Maritime Corp.
     For a description of the Brave Maritime Corp. Bridge Loan, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Brave Maritime Corp. Bridge Loan.”
     (g) Scotiabank Credit Facility
     On June 21, 2007, we entered into a $46.9 million facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to provide for a $49.6 million non-revolving term loan, which we refer to as the Scotiabank Facility. For additional information regarding the terms and conditions of our Scotiabank Credit Facility agreement, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities.”
     (h) Deutsche Bank
     On February 12, 2008, we entered into a $40.25 million loan agreement with Deutsche Bank. For additional information regarding the terms and conditions of our loan agreement with Deutsche Bank, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities.”
     (i) Emporiki Bank
     On August 28, 2008, we entered into a $29.44 million facility agreement with Emporiki Bank of Greece S.A. For additional information regarding the terms and conditions of our loan agreement with Emporiki Bank, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities.”
     (j) National Bank of Greece
     On July 30, 2008, we entered into a $33.2 million credit facility agreement with the National Bank of Greece. For additional information regarding the terms and conditions of our loan agreement with National Bank of Greece, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities.”
     (k) EFG Eurobank Ergasias S.A.
     For a description of our loan agreement, dated February 19, 2009, with EFG Eurobank Ergasias S.A., see “Item 5. Operating and Financial Review and Prospects — Credit Facilities — EFG Eurobank Ergasias S.A. Credit Facility.”
     (l) DVB Bank S.E. Nordic Branch
     For a description of our loan agreement, dated February 18, 2009, with DVB Bank S.E. Nordic Branch, see “Item 5. Operating and Financial Review and Prospects — Credit Facilities — New DVB Bank S.E. Nordic Branch Credit Facility.”
     (m) Vessel Acquisition Agreements.
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
     On February 29, 2008, we entered into agreements to acquire the Gas Defiance, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Shuriken, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Astrid, a 3,500 cbm fully pressurized newbuilding LPG carrier, and the Gas Exelero, a 3,500 cbm fully pressurized newbuilding LPG carrier from Newgas Limited, Galactic Imports Limited, Lullaby Products Inc and Evolution Inc, respectively, each an affiliate of ours, for an aggregate of $81.92 million. The Gas Defiance, Gas Shuriken and Gas Astrid were delivered to us in August 2008, November 2008 and April 2009, respectively. The Gas Exelero is scheduled to be delivered to us in June 2009.

     On February 29, 2008, we entered into an agreement with Event Holdings Inc, an affiliate of ours, to acquire the Gas Natalie, a 3,213 cbm fully pressurized 1997-built LPG carrier, which was delivered to us in January 2009, subject to a bareboat charter until September 2011.
     In all cases, the acquisition price for vessels described above was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.
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
Tax Considerations
Marshall Islands Tax Consequences
     We are incorporated in the Marshall Islands. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders so long as such stockholders do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. In addition, holders of shares of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of our common stock and will not be required by the Republic of The Marshall Islands to file a tax return relating to such common stock.
United States Federal Income Tax Consequences
     Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to “we” and “us” are to StealthGas Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.
United States Federal Income Taxation of Our Company
     Taxation of Operating Income: In General
     Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “United States-source shipping income.”
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
     (i) the entity is organized in a country other than the United States (an “equivalent exemption jurisdiction”) that grants an exemption to corporations organized in the United States that is equivalent to that provided for in Section 883 of the Code (an “equivalent exemption”); and
     (ii) either (A) for more than half of the days in the relevant tax year more than 50% of the value of the entity’s stock is owned, directly or under applicable constructive ownership rules, by individuals who are residents of equivalent exemption jurisdictions or certain other qualified shareholders (the “50% Ownership Test”) and certain ownership certification requirements are complied with or (B) for the relevant tax year the entity’s stock is “primarily and regularly traded on an established securities market” in an equivalent exemption jurisdiction or the United States (the “Publicly-Traded Test”).
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
     The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock is “primarily traded” on the NASDAQ Global Select Market.
     Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is the sole class of stock listed on the NASDAQ Global Select Market, we will satisfy the listing requirement.
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
     Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the “5% Override Rule.”
     For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.
     Our shares of common stock are currently and may in the future also be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by “qualified stockholders” that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a “qualified stockholder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.
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
     We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2008.
     There can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 for any year.
     To the extent the benefits of Section 883 are unavailable, our United States-source shipping income and that at our subsidiaries, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we expect that no more than 50% of our shipping income and that of our subsidiaries would be treated as being derived from United States-sources, we expect that the maximum effective rate of United States federal income tax on such gross shipping income would never exceed 2% under the 4% gross basis tax regime.
     To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income or that of our subsidiaries is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we or our subsidiaries may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a United States trade or business by us or our subsidiaries.
     Our United States-source shipping income and that of our subsidiaries, other than leasing income, will be considered “effectively connected” with the conduct of a United States trade or business only if:
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
     Our United States-source shipping income from leasing or that of our subsidiaries will be considered “effectively connected” with the conduct of a United States trade or business only if:
•	we or our subsidiaries have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•	substantially all (at least 90%) of our United States-source shipping income from leasing or that of a subsidiary is attributable to such fixed place of business.
For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income or that of our subsidiaries is “effectively connected” with the conduct of a United States trade or business.
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
United States Federal Income Taxation of United States Holders
     As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
     If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
     Distributions
     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
     Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading “PFIC Status and Significant Tax Consequences” below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has recently been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as “qualified dividend income” eligible for the preferential tax rates described above.
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

     For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute “passive income” unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.
     We may hold, directly or indirectly, interests in other entities that are PFICs (“Subsidiary PFICs”). If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.
     In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs.
     We do not believe that we were a PFIC for 2008. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2008. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2008 or a subsequent year. Moreover, we may qualify as a PFIC for 2009 or a subsequent year if there were to be a change in the nature of our operations.
     As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
     Taxation of United States Holders Making a Timely QEF Election
     If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any PFIC Subsidiary is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.
     Taxation of United States Holders Making a “Mark-to-Market” Election
     Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.
     Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election
     If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
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

     Other PFIC Elections.
     If a United States Holder held our stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described above under the heading “Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.
     If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States Holder could make a “deemed dividend” election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “Taxation of United States Holders Not making a Timely QEF or Mark-to-Market Election”. The United States Holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our stock.
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
United States Federal Income Taxation of “Non-United States Holders”
     A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a “Non-United States Holder.”
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
Dividends and Paying Agents
     Not applicable.

Statement by Experts
     Not applicable.
Documents on Display
     We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
Subsidiary Information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our risk management policy
     Our primary market risks relate to adverse movements in freight rates in the Handy Size LPG Carrier sector and any declines that may occur in the value of our assets which are made up primarily of Handy Size LPG Carriers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.
Interest rate risk
     We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2006, 2007 and 2008 (in thousands).

				Notional
				Amount on	Fixed Rate		Floating Rate	Fair Value	Fair Value	Fair Value
	Contract	Effective	Termination	Effective	(StealthGas		(StealthGas	December	December	December
Counterparty	Trade Date	Date	Date	Date	pays)		Receives)	31, 2006	31, 2007	31, 2008
FORTIS	March 31, 2005	May 30, 2007	May 30, 2016	$22.5 million	4.55	%(1)	3 month U.S. dollar LIBOR	$0.2 million	$(0.3) million	$(1.0) million

DNB NOR BANK ASA	January 23, 2006	March 9, 2006	March 9, 2016	$22.5 million	4.52	%(2)	6 month U.S. dollar LIBOR	$0.2 million	$(0.3) million	$(1.7) million

DNB NOR BANK ASA	May 22, 2006	September 11, 2006	September 11, 2011	$25.0 million	5.42%		6 month U.S. dollar LIBOR	$(0.4) million	$(1.2) million	$(2.6) million

DNB NOR BANK ASA	June 22, 2007	September 11, 2007	September 11, 2012	$25.0 million	5.58%		6 month U.S. dollar LIBOR	—	$(1.5) million	$3.5) million

FORTIS	January 15, 2008	January 17, 2008	January 17, 2013	$41.7 million	3.66%		3 month U.S. dollar LIBOR	—	—	$(2.4) million

DEUTSCHE BANK	March 18, 2008	March 20, 2008	March 20, 2013	$40.3 million	3.09%		6 month U.S. dollar LIBOR	—	—	$(1.5) million

(1)	If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate would be the United States dollar three month LIBOR.

(2)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.
     As of December 31, 2008, total bank indebtedness of the Company was $283.7 million, of which $161.0 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2008, we paid fixed rates ranging from 3.09% to 5.58% and received floating rates based on LIBOR of approximately 2.98% for three month LIBOR and 3.39% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements. As of December 31, 2008 and April 30, 2009, our interest rate swap agreements are, on an average basis, above the prevailing three- month and six-month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2008 and the first three months of 2009. Accordingly, the effect of these interest rate swap agreements in 2008 and the first three months of 2009 has been to increase our interest expense, while in the year ended December 31, 2007, the net effect was to reduce interest expense. Specifically, we incurred additional interest expense of $1.2 million and a decrease in interest expense of $0.3 million for the years ended December 31, 2008 and 2007.
     Based on the amount of our outstanding indebtedness as of December 31, 2008, and our interest swap arrangements as of December 31, 2008, a hypothetical one percentage point increase or decrease in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest rate expense, on an annualized basis, by approximately $1.5 million and decrease our interest rate expense by approximately $1.0 million, respectively. We have not and do not intend to enter into interest rate swaps for speculative purposes.
Foreign exchange rate fluctuation
     We generate all of our revenues in U.S. dollars and incur less than 10% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2008, less than 10% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar mainly in Euros. Other than with regard to five LPG carrier construction contracts denominated in Japanese Yen, which are discussed below, we have not hedged currency exchange risks associated with our revenues and expenses from operations and our operating results could be adversely affected as a result. Due to our relatively low percentage exposure, other than with regard to the five LPG carrier construction contracts denominated in Japanese Yen, to currencies other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic.
     On February 25, 2008, we signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between February 2011 and May 2012, at an aggregate contract price of Yen 12,008,000,000 ($111,185,185, based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108 as of February 25, 2008). On February 29, 2008, we paid the first 10% installment of Yen 1,200,800,000 ($11,118,519, based upon the prevailing USD/JPY exchange rate of $1.00:JPY108 as of February 25, 2008). On August 5, 2008, we entered into 14 foreign currency forward contracts to hedge part of our exposure to fluctuations of our anticipated cash payments in Japanese Yen relating to the construction of the five LPG carriers. The contracts which have different forward value dates are at different rates of exchange, the weighted average rate for these contracts is 98.86 JPY/USD. Under the 14 contracts, we will convert approximately JPY5.4 billion of cash outflows to U.S. dollars at various dates from 2009 to 2011. As of December 31, 2008, we recorded an asset of $7.65 million in respect of the fair value of these forward contracts on our balance sheet.
     We have entered into forward foreign exchange contracts covering Japanese Yen 4,803,200,000, which represents 50% of the remaining amounts to be paid under our Japanese Yen-denominated newbuilding construction contracts with Mitsubishi Corporation of Japan at an overall rate of JPY98.40 to the US$1.00. The remaining amount payable under these newbuilding construction contracts is unhedged. A hypothetical 10% movement in the outright USD/JPY exchange rate would result in a reduction in the cost of the vessels of $4.4 million should the USD/JPY exchange rate move higher (i.e., JPY appreciates against the dollar), and an increase in the cost of the vessels of $5.46 million should the USD/JPY exchange rate move lower (i.e., JPY depreciates against the dollar)
     As our forward foreign exchange contracts do not qualify for hedge accounting any marked to market fluctuations in their value will be recognized in our statement of income.
     We have not and do not intend to enter into foreign currency contracts for speculative purposes.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.
Management’s Report on Internal Control over Financial Reporting
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).
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
     In making its assessment of the Company’s internal control over financial reporting as of December 31, 2008, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.
     Management concluded that, as of December 31, 2008 the Company’s internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Control Over Financial Reporting
     During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc., Majuro, Republic of the Marshall Islands
We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated June 17, 2009 expressed an unqualified opinion on those financial statements.

/ s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece June 17, 2009

Item 16A. Audit Committee Financial Expert
     The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the NASDAQ Stock Market.
Item 16B. Code of Ethics
     We have adopted a Code of Business Conduct and Ethics, a copy of which are posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Andrew J. Simmons, Chief Financial Officer, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2008.
Item 16C. Principal Accountant Fees and Services
     Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2008	2007
Audit fees	$661	$607
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—

Total	$661	$607

     (1) Audit fees
     Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A., which we refer to as Deloitte, in 2008 were compensation for professional services rendered for the audits of the Company’s financial statements for the year ended December 31, 2008 and review of the quarterly financial information for the first three quarters of 2008 included in reports on Form 6-K furnished to the SEC by the Company.
     (2) Further Assurance /Audit Related Fees
     Deloitte did not provide any services that would be classified in this category in 2008 and 2007
     (3) Tax Fees
     Deloitte did not provide any tax services in 2008 and 2007.
     (4) Other Fees
     Deloitte did not provide any other services that would be classified in this category in 2008 and 2007
Non-audit services
     The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.
     Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.
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

Item 16D. Exemptions from the Listing Standards for Audit Committees
     None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.

PART III
Item 17. Financial Statements
     Not Applicable.
Item 18. Financial Statements
     Reference is made to pages F-1 through F-34 incorporated herein by reference.
Item 19. Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company*
1.2	Amended and Restated Bylaws of the Company*
4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended***
4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.*
4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated*****
4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*
4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA**
4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA**
4.7	Loan Agreement, dated May 17, 2006, with Fortis Bank-Athens Branch***
4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA***
4.9	Letter Agreement, dated August 2, 2006, with Nike Investments Corporation, as amended***
4.10	Memorandum of Agreement, dated March 30, 2007, for the Gas Kalogeros***
4.11	Memorandum of Agreement, dated March 30, 2007, for the Gas Sikousis***
4.12	Promissory Note dated May 16, 2007 issued in favor of Brave Maritime Corp.***
4.13
Second Supplemental Agreement, between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited and DnB NOR Bank ASA, dated January 30, 2007****

4.14
Loan Agreement, dated as of June 21, 2007, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank*****

4.15
Supplemental Agreement, dated January 8, 2008, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank*****

4.16	Memorandum of Agreement, dated February 29, 2008, for the Gas Defiance*****
4.17	Memorandum of Agreement, dated February 29, 2008, for the Gas Shuriken*****
4.18	Memorandum of Agreement, dated February 29, 2008, for the Gas Astrid*****
4.19	Memorandum of Agreement, dated February 29, 2008, for the Gas Exelero*****
4.20	Memorandum of Agreement, dated February 29, 2008, for the Gas Natalie****
4.21	Loan Agreement, dated July 30, 2008, between StealthGas Inc., as borrower, and National Bank of Greece, as lender
4.22	Loan Agreement, dated August 28, 2008, between StealthGas Inc., as borrower, and Emporiki Bank of Greece, S.A., as lender
4.23
Third Supplemental Agreement, dated March 14, 2008, Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited, as joint and several borrowers, and DnB NOR Bank ASA, as lender

4.24
Loan Agreement, dated January 30, 2009, between Casteli Castle Inc., as borrower, DnB NOR Bank ASA, as lender, DnB NOR Bank ASA, as Agent, Account Bank and Security Trustee, and DnB NOR Bank ASA as Swap Bank

Number	Description
4.25	Loan Agreement, dated February 12, 2008, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft, as lender
4.26	Loan Agreement, dated February 19, 2009, between EFG Eurobank Ergasias S.A., as lender, and StealthGas Inc., as borrower
4.27
Loan Agreement, dated February 18, 2009, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB BANK S.E., Nordic Branch as Arranger, Agent, Security Trustee and Swap Bank

8	Subsidiaries
11.1	Code of Business Conduct and Ethics***
12.1	Certification of the Chief Executive Officer
12.2	Certification of the Chief Financial Officer
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.

***	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.

****	Previously filed as an exhibit to the Company’s Report on Form 6-K filed with the SEC on July 17, 2007.

*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.
By:	/s/ Harry N. Vafias
	Name:	Harry N. Vafias
	Title:	President and Chief Executive Officer

Date: June 18, 2009

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
June 17, 2009

StealthGas Inc.
Consolidated Balance Sheets
December 31, 2007 and 2008 (Expressed in United States Dollars, except for share data)

		December 31,
	Note	2007	2008

Assets
Current assets
Cash and cash equivalents		33,114,872	41,848,059
Trade and other receivables		2,349,275	2,325,438
Claims receivable		46,070	607,306
Inventories	4	836,365	1,254,142
Advances and prepayments		212,919	812,654
Restricted cash		7,727,272	3,672,439
Vessels held for sale		25,210,568	—
Fair value of derivatives	13	—	1,938,480

Total current assets		69,497,341	52,458,518

Non current assets
Advances for vessel under construction and acquisitions	5	12,450,000	23,009,597
Vessels, net	6	395,095,322	551,771,040
Other receivables		—	246,219
Restricted cash		200,000	600,000
Deferred finance charges, net of accumulated amortization of $162,132 and $267,118	7	350,663	550,226
Fair value of derivatives	13	—	5,711,523

Total non current assets		408,095,985	581,888,605

Total assets		477,593,326	634,347,123

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,846,691	2,407,377
Trade accounts payable		3,406,421	3,256,175
Other accrued liabilities	8	3,928,028	4,518,097
Customer deposits	11	—	1,436,369
Deferred income	10	3,972,370	4,776,359
Current portion of long-term debt	12	14,719,156	24,380,554
Current portion of long-term debt associated with vessel held for sale	12	3,500,000	—

Total current liabilities		37,372,666	40,774,931

Non current liabilities
Fair value of derivatives	13	3,288,989	12,762,979
Customer deposits	11	5,174,093	3,467,017
Fair value of below market acquired time charter	9	1,187,417	181,552
Long-term debt	12	127,539,373	259,313,319

Total non current liabilities		137,189,872	275,724,867

Total liabilities		174,562,538	316,499,798

Commitments and contingencies	21	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 22,284,105 and 22,310,110 shares issued and outstanding with a par value of $0.01 per share	14	222,841	223,101
Additional paid-in capital	14	281,612,867	283,526,241
Retained earnings		21,650,412	34,910,189
Accumulated other comprehensive (loss)		(455,332)	(812,206)

Total stockholders’ equity		303,030,788	317,847,325

Total liabilities and stockholders’ equity		477,593,326	634,347,123

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Income
(Expressed in United States Dollars, except for share data)

		December 31,
	Note	2006	2007	2008

Revenues
Voyage revenues		73,259,369	89,995,123	112,551,901

Expenses
Voyage expenses	18	6,213,804	5,369,546	6,180,754
Vessels’ operating expenses	18	19,474,344	25,435,578	32,178,385
Dry-docking costs		2,243,395	314,181	1,112,992
Management fees	3	3,068,609	4,126,610	4,618,025
General and administrative expenses		3,457,688	5,024,912	4,772,615
Depreciation	6	13,058,316	16,546,692	23,283,393
Net gain on sale of vessels				(1,673,321)

Total expenses		47,516,156	56,817,519	70,472,843

Income from operations		25,743,213	33,177,604	42,079,058

Other income and (expenses)
Interest and finance costs		(7,705,602)	(9,831,404)	(9,962,504)
Change in fair value of derivatives		(192,664)	(2,573,992)	(2,713,055)
Interest income		735,090	1,888,070	743,193
Foreign exchange loss		(87,528)	(122,171)	(159,208)

Other expenses, net		(7,250,704)	(10,639,497)	(12,091,574)

Net income		18,492,509	22,538,107	29,987,484

Earnings per share
– Basic		1.31	1.26	1.36

– Diluted		1.31	1.26	1.35

Weighted average number of shares
– Basic		14,161,096	17,900,576	22,130,542

– Diluted		14,161,096	17,943,346	22,182,118

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	December 31,
	2006	2007	2008

Cash flows from operating activities
Net income	18,492,509	22,538,107	29,987,484
Items included in net income not affecting cash flows:
Depreciation and amortization of finance charges	13,104,396	16,621,400	23,388,379
Amortization of fair value of time charter	(1,835,672)	(1,377,146)	(1,005,865)
Net (income) of vessel acquired from the Vafias Group	(99,870)	—	—
Stock based compensation	—	1,324,743	1,913,634
Change in fair value of derivatives	192,664	2,573,992	1,467,113
Gain on sale of vessels	—	—	(1,673,321)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,083,315)	(1,252,630)	(222,382)
Claims receivable	(454,148)	(26,041)	(561,236)
Inventories	(347,250)	(89,491)	(417,777)
Advances and prepayments	(109,276)	57,451	(599,735)
Increase/(decrease) in
Payable to related party	648,619	5,648,235	(5,439,314)
Trade accounts payable	1,064,459	1,356,965	(150,246)
Other accrued liabilities	3,046,448	(753,460)	590,069
Deferred income	605,420	1,082,372	803,989

Net cash provided by operating activities	33,224,984	47,704,497	48,080,792

Cash flows from investing activities
Insurance proceeds	164,226	269,893	—
Advances for vessel under construction and acquisitions	(3,483,750)	(12,450,000)	(23,009,597)
Proceeds from sale of vessels	—	—	26,883,889
Acquisition of vessels	(78,279,709)	(133,846,574)	(167,509,111)
(Increase)/decrease in restricted cash account	(2,683,135)	(3,609,934)	3,654,833

Net cash (used in) investing activities	(84,282,368)	(149,636,615)	(159,979,986)

Cash flows from financing activities
Capital stock	4,000	76,601	—
Additional paid-in capital	5,012,000	—	—
Follow-on offering	—	129,528,000	—
Underwriters’ over allotment option exercised	—	8,277,289	—
Stock issuance costs	—	(8,122,546)	—
Deemed dividends	(287,500)	—	—
Dividends paid	(10,650,000)	(13,714,540)	(16,727,707)
Deferred finance charges	(110,000)	(145,795)	(304,549)
Overdraft facility	(200,000)	—	—
Customer deposits	1,983,272	3,190,821	(270,707)
Loan repayment	(57,187,760)	(48,757,211)	(23,866,656)
Proceeds from short-term bridge facility	—	26,500,000	—
Proceeds from long-term debt	100,430,000	27,067,500	161,802,000

Net cash provided by financing activities	38,994,012	123,900,119	120,632,381

Net (decrease)/increase in cash and cash equivalents	(12,063,372)	21,968,001	8,733,187
Cash and cash equivalents at beginning of year	23,210,243	11,146,871	33,114,872

Cash and cash equivalents at end of year	11,146,871	33,114,872	41,848,059

Supplemental Cash Flow Information:
Cash paid during the period for interest, net of amounts capitalized	5,968,892	9,329,123	10,744,000

Non cash items:
Fair value of below market acquired time charter	1,982,000	1,572,000	—

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the years ended December 31, 2006, 2007 and 2008
(Expressed in United States Dollars, except share data)

		Capital
		stock
		Number		Additional		Accumulated
		of		Paid-in		Other
	Comprehensive	Shares	Amount	Capital	Retained	Comprehensive
	Income	(Note 14)	(Note 14)	(Note 14)	Earnings	Income/(Loss)	Total

Balance as of January 1, 2006		14,000,000	140,000	145,883,121	5,084,206	—	151,107,327
Additional Paid-in Capital		400,000	4,000	5,012,000		—	5,016,000
Deemed dividends				(287,500)		—	(287,500)
Dividends paid ($0.75 per share per year)					(10,650,000)	—	(10,650,000)
Less: Vafias Group of LPG carrier acquisition					(99,870)	—	(99,870)
Net income for the year	18,492,509	—	—	—	18,492,509	—	18,492,509

Other comprehensive income
— Cash flow hedges:
Swap contract	245,434					245,434	245,434
Reclassification adjustment	(21,672)					(21,672)	(21,672)

Comprehensive income	18,716,271	—	—	—	—		—

Balance, December 31, 2006		14,400,000	144,000	150,607,621	12,826,845	223,762	163,802,228
Follow-on public offering net of issuance cost		7,200,000	72,000	121,860,958	—	—	121,932,958
Underwriters’ over-allotment option exercised net of issuance cost		460,105	4,601	7,821,785	—	—	7,826,386
Issuance of restricted shares and and related stock based compensation		224,000	2,240	1,322,503			1,324,743
Dividends paid ($0.75 per share per year)		—	—	—	(13,714,540)	—	(13,714,540)
Net income for the year	22,538,107	—	—	—	22,538,107	—	22,538,107

Other comprehensive income
— Cash flow hedges:
Swap contract	(628,334)					(628,334)	(628,334)
Reclassification adjustment	(50,760)					(50,760)	(50,760)

Comprehensive income	21,859,013	—	—	—	—	—	—

Balance, December 31, 2007		22,284,105	222,841	281,612,867	21,650,412	(455,332)	303,030,788
Issuance of restricted shares and and related stock based compensation		26,005	260	1,913,374			1,913,634
Dividends paid ($0.75 per share per year)		—	—	—	(16,727,707)	—	(16,727,707)
Net income for the year	29, 987,484	—	—	—	29, 987,484	—	29, 987,484

Other comprehensive income
— Cash flow hedges:
Swap contract	(347,162)					(347,162)	(347,162)
Reclassification adjustment	(9,712)					(9,712)	(9,712)

Comprehensive income	29,630,610	—	—	—	—		—

Balance, December 31, 2008		22,310,110	223,101	283,526,241	34,910,189	(812,206)	317,847,325

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2008 owned a fleet of thirty-eight liquefied petroleum gas (LPG) carriers and two medium range (M.R.) type product carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

As of December 31, 2008, StealthGas Inc. included the ship-owing companies listed below:

LPG carriers

		Acquisition /
Name of Company	Vessel Name	Disposition Date	cbm

VCM Trading Ltd.	Ming Long	October 12, 2004	3,515.55
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc.	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Independent Trader Ltd.	Gas Oracle	April 26, 2005 (sold on January 28, 2008)	3,014.59
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas*	December 16, 2005	4,111.24
Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78
International Gases Inc	Gas Zael*	April 03, 2006	4,111.24
Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information – Continued

		Acquisition /
Name of Company	Vessel Name	Disposition Date	cbm

Ocean Blue Limited	Gas Nemesis	June 15, 2006 (sold on January 29, 2008)	5,016.05
Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04
Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
Aura Gas Inc.	Sea Bird	May 18, 2007	3,518.00
European Energy Inc.	Gas Renovatio	May 29, 2007 (sold on March 19, 2008)	3,312.50
Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
Gastech Inc.	Gas Sikousis	August 03, 2007	3,500.00
Espace Inc.	Gas Sophie	October 15, 2007	3,500.00
Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00
Ecstasea Inc.	Gas Premiership	March 19, 2008	7,200.00
Spacegas Inc.	Gas Defiance	August 1, 2008	5,000.00
Financial Power Inc.	Gas Shuriken	November 3, 2008	5,000.00

Name of Company	Vessel Name	To be delivered on	cbm

Tankpunk Inc.	Gas Natalie	January 2009	3,213.92
Sound Effex Inc.	Gas Astrid	April 2009	3,500.00
Revolution Inc.	Gas Exelero	June 2009	3,500.00
Pelorus Inc.	Hull K 421**	September 2010	5,000.00
Rising Sun Inc.	Hull K 422**	November 2010	5,000.00
Carinthia Inc.	Hull K 423	March 2011	5,000.00
Tatoosh Beauty Inc.	Hull K 424**	July 2011	7,500.00
Octopus Gas Inc.	Hull K 425**	December 2011	7,500.00

M.R. type product carriers

Name of Company	Vessel Name	Acquisition Date	dwt

Clean Power Inc.	Navig8 Fidelity	January 9, 2008	46,754.29
MR Roi Inc.	Navig8 Faith	February 27, 2008	46,754.29

Name of Company	Vessel Name	To be delivered on	dwt

King of Hearts Inc.	Stealth SV	June 2009	47,000.00
Castell Castle Inc.	Stealth Argentina	November 2009	50,500.00

*	On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.

**	The deliveries dates have been subsequently changed. See note 22f.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information – Continued

The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

During 2006, 2007 and 2008, three charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

	Year ended December 31,
Charterer	2006	2007	2008

A	23%	27%	22%
B	27%	21%	21%
C	10%	20%	20%

2.	Significant Accounting Policies

Principles of Consolidation:  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in note 1 above. All inter-company balances and transactions have been eliminated upon consolidation.

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

Other Comprehensive Income:  The Company follows the provisions of SFAS No. 130 “Statement of Comprehensive Income” which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

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

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

Trade Receivables:  The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2007 and 2008, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2006, 2007 and 2008.

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

Segmented Reporting:  The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Inventories:  Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels Acquisitions:  Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

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

Impairment of Long-lived Assets:  The Company follows SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”. The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

asset. In this respect, management reviews the carrying amount of the vessels when events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable.

The Company evaluates the carrying amounts of its vessels and the periods over which they are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, fleet utilization, vessel scrap values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations.

At December 31, 2008, the Company performed an impairment review of the Company’s long-lived and intangible assets, due to the global economic downturn and the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was identified or recorded for 2008. In addition, the Company did not identify impairment indicators in 2007 and 2006. As such, no impairment loss was recorded in any periods presented.

Vessels’ Depreciation:  The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of their construction.

Assets held for sale:  It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale in accordance with SFAS No 144 “Accounting for the Impairment or the Disposal of Long — Lived Assets” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in its present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale (Note 6).

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

Accounting for Revenue and Related Expenses:  The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily or monthly charter hire rate payable monthly in advance. If a charter agreement exists and the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each voyage or period charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Deferred income includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses comprise commissions, bunkers and port expenses and are unique to a particular charter. Commissions in all cases are paid by the Company and are recognized on a pro-rata basis. All other voyage expenses are paid by the charterer under time charter arrangements or by the Company under voyage charter arrangements and are recognized as incurred.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are paid by the Company and are accounted for on an accrual basis.

Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Leasing:  Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Stock Incentive Plan:  Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service (Note 15).

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

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

Income Taxes:  The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do not levy tax on income, but rather a tonnage tax on the vessel (Note 19).

Derivatives:  The SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.

During 2007 and 2008, the Company engaged in six interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Notes 12, 13). These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the accompanying consolidated balance sheets at December 31, 2007 and December 31, 2008 with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of income under the caption “Change in fair value of derivatives”. If the hedged items are forecasted transactions that later are not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is the Company’s intention to hold these swap agreements to maturity. For interest rate swap agreements, which did not qualify for cash flow hedge accounting, the Company recorded the change in fair values currently in earnings under the caption “Change in fair value of derivatives”. Additional interest paid or received on interest rate swaps is also recognized under the caption “Change in fair value of derivatives”.

During 2008, the Company entered into forward exchange contract to hedge foreign currency risks of anticipated cash payments in Japanese Yen relating to certain vessels under construction for periods consistent with these committed exposures. The Company has not applied cash flow hedge accounting to the foreign exchange derivative instruments, and therefore, recorded the change in fair value currently in earnings under the caption “Change in fair value of derivatives”.

Fair Value Measurements:  “Fair Value Measurements” (“SFAS No. 157”) provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

hierarchy. The Company adopted this pronouncement to its financial assets and liabilities and any other assets and liabilities carried at fair value and measured on recurring basis beginning in fiscal year 2008. The adoption of the standard did not have a material effect on the Company’s financial position, results of operations or cash flows. The Company has also provided additional fair value disclosures in Note 13 as required by SFAS No. 157.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement 157”, which deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s financial position, results of operations and cash flows. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).

Recent Accounting Pronouncements:  In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). The statement is an amendment to Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and establishes accounting and expanded disclosure requirements for minority interests, including disclosures relating to presentation of minority interests on the face of the balance sheet and income statement as well as accounting requirements relating to changes in a parent’s ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of this standard but believes that its implementation is unlikely to have a material impact on the its consolidated financial position, results of operations or cash flows.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

In May 2008 the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FASB No. 162”). In June 2009 FASB issued a Statement, “The Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”. The new standards identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements by establishing two levels of US GAAP: authoritative and

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

nonauthoritative. This would be accomplished by authorizing the “FASB Accounting Standards Codification”. On July 1, 2009, the “FASB Accounting Standards Codification” will become the single source of authoritative nongovernmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure-one that is organized in an easily accessible, user-friendly online research system. We do not expect that the new FASB Accounting Standards Codification of US GAAP will have an effect on our consolidated statement of financial position, results of operations or cash flows.

On May 28, 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”), which provides guidance on management’s assessment of subsequent events. SFAS 165 clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued.” It does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, “Subsequent Events” (“AU Section 560”) for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and non-recognized subsequent events (Type II); requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated; and whether that is the date on which the financial statements were issued or were available to be issued. SFAS 165 indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Therefore, it will be effective for the Company beginning with the second quarter of 2009. The adoption of SFAS 165 is not expected to have a material impact on the consolidated financial statements.

On June 16, 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company will adopt FSP EITF 03-6-1 in 2009 and will present earnings per share pursuant to the two-class method.

3.	Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. During 2006 the daily management fee rate was adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the prior calendar quarter and was an average of $385 and $123, respectively. For 2007 and 2008 the daily management fee, after an amendment on January 1, 2007 of the Management Agreement, is fixed at $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter. For the years ended December 31, 2006, 2007 and 2008, total brokerage commissions of 1.25% amounted to $882,589, $1,096,426 and $1,385,767, respectively, and were included in voyage

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

3.	Transactions with Related Party – Continued

expenses. For the years ended December 31, 2006, 2007 and 2008, the management fees were $3,068,609, $4,126,610 and $4,618,025, respectively.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. As of December 31, 2007 and 2008 the amounts of $1,008,090 and $1,340,000, respectively, were capitalized to the cost of the vessels and as of December 31, 2008 the amount of $272,750 was recognized as expense relating the sale of vessels and is included in the consolidated statement of income under the caption “Net gain on sale of vessels”.

The Manager has subcontracted the technical management of the vessels to three unaffiliated ship-management companies, V.Ships Limited (“V.Ships”), EMS Ship Management (“EMS”) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director for the amounts of $1,617,932, $1,966,497 and $1,295,739 for the years ended December 31, 2006, 2007 and 2008, respectively, and are included in the consolidated statement of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2007 and at December 31, 2008 was a liability of $7,846,691 and $2,407,377, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a new two-year cancelable agreement for the provided office facilities. Rental expense for the years ended December 31, 2006, 2007 and 2008 amounted to $30,022, $33,388 and $48,201, respectively.

On May 16, 2007, the Company entered into a 60-day unsecured bridge facility with its affiliate Brave Maritime Corporation Inc. in the amount of $35,000,000 at a margin of 0.80% over three month Libor. The facility was extendable at the Company’s option for a further 60 day at the expiry of the facility. By July 20, 2007, the Company drew down $26,500,000 under this facility to partially finance the acquisition of three vessels, named “Gas Renovatio”, “Chiltern” and “Gas Evoluzione”. On July 24, 2007, the Company repaid the amount of $26,500,000 plus accrued interest of $144,418 outstanding under the Brave Maritime Corporation Bridge Facility, where upon the facility was also immediately cancelled, and the availability under it has therefore ceased.

On July 27, 2007 and August 3, 2007, the Company acquired the vessels “Gas Kalogeros” and “Gas Sikousis” from its affiliate Brave Maritime Corporation Inc. at a total purchase price of $34,500,000 which was recorded by the Company. The acquisition price paid for these two vessels when acquired by the Company was 97% of two independent sale and purchase brokers’ valuations of the market price of those vessels at the time of their acquisition. Previously, on January 1, 2007 and March 1, 2007, Brave Maritime Corporation Inc had entered into separate memoranda of agreement to acquire the above vessels from an unaffiliated entity at a total price of $32,500,000. The above vessels were delivered to Brave Maritime Corporation on April 4, 2007 and March 29, 2007, respectively.

On February 29, 2008, the Company entered into separate memoranda of agreement with its affiliate Brave Maritime Corporation Inc. to acquire one second hand LPG carrier named “Gas Natalie” which was delivered on January 22, 2009 and four under construction LPG carriers, the “Gas

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

3.	Transactions with Related Party – Continued

Defiance”, the “Gas Shuriken which were delivered on August 1, 2008 and November 3, 2008, respectively, Gas Astrid (formerly Hull “K411”) which was delivered on April 16, 2009 and the Gas Exelero (formerly Hull “K412”) with expected delivery in June 2009. There were no advance payments made for these vessels. The aggregate purchase price of all these vessels is $92,620,000.

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2007	2008

Bunkers	101,050	384,481
Lubricants	735,315	869,661

Total	836,365	1,254,142

5.	Advances for Vessels Under Construction and Acquisitions

During the year ended December 31, 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2007	12,450,000
Advances for vessels acquisitions	11,500,000
Advances for vessels under construction	11,120,002
Capitalized interest	389,595
Vessels delivered	(12,450,000)

Balance, December 31, 2008	23,009,597

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2007 and December 31, 2008 amounting to $12,450,000 and $23,009,597, respectively, represent advance payments to a ship-builder for five LPG carriers under construction and to sellers for four new re-sale M.R. product tankers and one second-hand LPG carrier.

As of December 31, 2007, the two vessels under construction and the one second-hand LPG carrier, named “Navig8 Fidelity” (formerly “Hull No. 3013”), “Navig8 Faith” (formerly “Hull No. 3014”) which were delivered to the Company on January 9, 2008 and on February 27, 2008, respectively, and “Gas Premiership” (formerly “Premiership”), which was delivered to the Company on March 19, 2008, had a total purchase price of $134,000,000.

On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between September 2010 and December 2011, at an aggregate contract price of Yen 12,008,000,000 (approx. $124,486,017 based upon an aggregate average USD/JPY exchange rate of $1.00:JPY 96.46). See also note 23d. On February 29, 2008, the Company paid the first 10% installment of Yen 1,200,800,000 ($11,120,002).

On March 18, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Stealth SV” (formerly “Hull No. 2139”) which is scheduled to be delivered in the second quarter of 2009. The purchase price of this vessel is $57,500,000. On March 27, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

5.	Advances for Vessels Under Construction and Acquisitions – Continued

On June 25, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) which is scheduled to be delivered in the fourth quarter of 2009. The purchase price of this vessel is $57,500,000. On June 30, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.

6.	Vessels, net

		Accumulated
	Vessel cost	Depreciation	Net Book Value

Balance, December 31, 2007	428,842,324	(33,747,002)	395,095,322
Acquisitions	179,959,111	—	179,959,111
Depreciation for the period	—	(23,283,393)	(23,283,393)

Balance, December 31, 2008	608,801,435	(57,030,395)	551,771,040

On November 8, 2007 the Company concluded memoranda of agreement for the disposal of the vessels “Gas Oracle”, “Gas Nemesis” “Gas Renovatio” to unaffiliated third parties for $6,000,000, $10,750,000 (plus an amount of $443,999 which represents the dry-docking cost incurred in 2007) and $10,525,000, respectively. The vessels were delivered to their new owners on January 28, 2008, January 29, 2008 and March 19, 2008, respectively, and the Company realized an aggregate gain from the sale of vessels of approximately $1,673,321 which is included in the Company’s condensed consolidated statement of income.

The Company acquired the vessels “Navig8 Fidelity”, “Navig8 Faith”, “Gas Premiership”, “Gas Defiance” and “Gas Shuriken” on January 9, 2008, February 27, 2008, March 19, 2008, August 1, 2008 and November 3, 2008, respectively, at a total price of $179,959,111.

7.	Deferred Finance Charges

Gross deferred finance charges amounting to $512,795 and $817,344 as at December 31, 2007 and December 31, 2008, respectively, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the years ended December 31, 2006, 2007 and 2008, the amortization of deferred financing charges amounted to $46,080, $74,708 and $104,986, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.

8.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2007	2008

Interest on long-term debt	1,745,707	1,875,515
Administrating expenses	540,503	202,904
Vessels’ operating and voyage expenses	1,641,818	2,439,678

Total	3,928,028	4,518,097

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

9.	Fair Value of Acquired Time Charter

The fair value of the time charters acquired at below / (above) fair market charter rates on the date of vessels’ acquisition is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the years ended December 31, 2006, 2007 and 2008, the amounts of $1,835,672, $1,377,146 and $1,005,865, respectively, are included in voyage revenues.

			Total
		Fair value	accumulated		Amortization
		of	amortization	Unamortized	for the period	Unamortized
		Acquired	as at	balance as at	ended	balance as at
	End of Time	Time	December 31,	December 31,	December 31,	December 31,
Vessel	Charter	Charter	2007	2007	2008	2008

Fair value of acquired time charter – Liability
Sir Ivor	April 2009	479,000	(262,417)	216,584	(164,460)	52,125
Lyne	April 2009	483,000	(266,035)	216,965	(164,751)	52,214
Gas Pasha	June 2008	340,000	(255,349)	84,651	(84,651)	—
Sea Bird II	May 2009	409,000	(127,007)	281,992	(204,779)	77,213
Gas Renovatio	January 2008	310,000	(271,093)	38,907	(38,907)	—
Chiltern	March 2008	300,000	(201,444)	98,556	(98,556)	—
Gas Kalogeros	May 2008	411,000	(231,280)	179,720	(179,720)	—
Gas Sikousis	May 2008	142,000	(71,959)	70,041	(70,041)	—

Total		2,874,000	(1,686,583)	1,187,417	(1,005,865)	181,552

10.	Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounted to $3,972,370 and $4,776,359 represent time charter revenues received in advance as of December 31, 2007 and as of December 31, 2008, respectively.

11.	Customer Deposits

These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)  On September 26, 2006 an amount of $1,320,000 was received from the bareboat charterer of LPG carrier “Ming Long” which is equal to one-year hire. This amount plus any interest earned ($116,369 up to December 31, 2008) will be returned to the charterer at the end of the three-year bareboat charter.

(b)  On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier “Gas Eternity” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned ($114,994 up to December 31, 2008) will be returned to the charterer at the end of the three-year bareboat charter.

(c)  On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier “Gas Monarch” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on October 23, 2007 amounted to $1,349,978 plus any interest earned ($82,067 up to December 31, 2008) will be returned to the charterer at the end of the three-year bareboat charter.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Long-term Debt

	December 31,	Movement in 2008		December 31,
	2007	Additions	Repayments	2008

Fortis Bank	62,705,000		(6,069,720)	56,635,280
DnB Nor Bank	76,556,015	15,750,000	(12,166,436)	80,139,579
Scotia Bank	6,497,514	43,125,000	(3,755,500)	45,867,014
Deutsche Bank	—	40,250,000	(1,875,000)	38,375,000
National Bank of Greece	—	33,240,000	—	33,240,000
Emporiki Bank	—	29,437,000	—	29,437,000

Total	145,758,529	161,802,000	(23,866,656)	283,693,873

(a)  In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the “Fortis-Athens Loan”). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the previous outstanding balance with Fortis Bank.

The term loan is repayable from August 2006 through June 2016 in forty quarterly installments. The total facility loan will be repaid in four quarterly installments of $2,200,000 each, eight quarterly installments of $1,640,000 each, and twenty-eight quarterly installments of $1,560,000 each plus a balloon payment of $14,250,000 payable together with the last installment. The interest rate margin over LIBOR on the Fortis-Athens Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate during the years ended December 2006, 2007 and 2008 has been 0.75% over LIBOR.

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

On November 30, 2007, before the delivery of “Gas Nemesis” to her new owners, the Company prepaid $5,065,000 of the then outstanding amount of the loan.

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the amount outstanding of $56,635,280 bore an average interest rate (including the margin) of 3.91%.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Long-term Debt – Continued

(b)  In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the “DnB Loan”). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005 and was repayable from June 2006 through December 2015.

In March 2006, in January 2007 and in February 2008, the Company increased its facility by $14,000,000, $20,317,500 and $15,750,000, respectively, for a total of $100,067,500 by DnB NOR bank. These above additional facilities were fully drawn down on March 9, 2006, on January 30, 2007 and on March 19, 2008, respectively, and the total loan is repayable from March 2008 through March 2016.

On March 10, 2008, following the delivery of “Gas Oracle” to her new owners, the Company repaid $3,500,000 of the then outstanding amount of the loan.

The total facility loan will be repaid in two semi-annual installments of $4,362,378 each, thirteen semi-annual installments of $3,632,110 each, and one semi-annual installment of $690,000 plus a balloon payment of $23,184,811 payable together with the last installment. The interest rate margin over LIBOR on the DnB Loan varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The prevailing interest rate during the years ended December 2006, 2007 and 2008 has been 0.70% over LIBOR.

The term loan is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts, and the guarantee of StealthGas Inc. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times equal or greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank. Dividends paid by the Company or Guarantor to investors cannot exceed 50% of consolidated free cash flow of the Company per annum. Subsidiaries or Borrowers will only be restricted to pay dividends if an event of default has occurred.

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the amount outstanding was $75,454,619 and bore an average interest rate (including the margin) of 4.22%.

(c)  In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual installments of $473,760 each, four semi-annual installments of $315,840 each, and fourteen semi-annual installments of $236,880 each plus a balloon payment of $1,052,800 payable together with the last installment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the vessel involved plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

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

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the amount outstanding was $4,684,960 and bore an average interest rate (including the margin) of 3.93%.

(d)  On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to a $49,622,514 non revolving term loan (the “Scotiabank Facility”). The Scotiabank Facility was fully drawn down no later than four months from the date of commitment letter in two advances in order to partially finance the acquisition of two vessels by the Company’s wholly owned subsidiaries. The first advance amounted to $6,750,000 was drawn down on June 21, 2007 to part finance the acquisition of the “Gas Icon” (formerly “Dorado Gas”) and as of December 31, 2007 the outstanding amount was $6,497,514. This amount is repayable in fifteen consecutive semi-annual installments of $336,500 each, starting on June 23, 2008 plus a balloon payment of $1,450,014 payable together with the last installment.

The second advance, which was drawn down on January 8, 2008, amounts to $43,125,000 and is repayable in twenty consecutive semi-annual installments of $1,541,250 each, starting in June 2008, plus a balloon payment of $12,300,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgages over the vessels “Gas Icon” and “Navig8 Fidelity”, plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention account, specific assignment of the bareboat charter and the corporate guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels “Gas Icon” and “Navig8 Fidelity” at all times exceeds 125% and 100% of the first and second advances outstanding under the term loan, respectively, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain minimum cash balance of $200,000 per mortgaged vessel in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the outstanding amount of $45,867,014 bore an average interest rate (including the margin) of 4.27%.

(e)  On February 12, 2008 the Company entered into a $40,250,000 facility agreement with the Deutsche Bank (the “Deutsche Facility”) to partially finance the acquisition of one new M.R. product carrier, named “Navig8 Faith”, by one of the Company’s wholly owned subsidiaries. The Deutsche Facility was fully drawn down in one tranche on February 19, 2008. The tranche is repayable in

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Long-term Debt – Continued

forty-seven consecutive quarterly installments of $625,000 each, starting in May 2009, plus a balloon payment of $10,875,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgage over the vessel involved, plus the assignment of the vessel insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning company, as owner of the vessel.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel “Navig8 Faith” at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain minimum cash balance of $200,000 per mortgaged vessel in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the outstanding amount of $38,375,000 bore an average interest rate (including the margin) of 3.41%.

(f)  On July 30, 2008 the Company entered into a $33,240,000 facility agreement with the National Bank of Greece (the “NBG Facility”) to partially finance the acquisition of two under construction LPG carriers, named “Gas Defiance”, and “Gas Shuriken” by two of the Company’s wholly owned subsidiaries. The NBG facility was fully drawn down in two tranches of $16,620,000 on August 1, 2008 and November 3, 2008 upon delivery of each vessel. The NBG Facility is repayable in twenty-four consecutive semi-annual installments of $969,500 each, starting in May 2009, plus a balloon payment of $9,972,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.95% until the repayment of the third installment and 0.80% thereafter and is secured by first priority mortgage over the vessels involved, plus the assignment of the vessels’ insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning companies, as owners of the vessels.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the outstanding amount of $33,240,000 bore an average interest rate (including the margin) of 3.98%.

(g)  On August 28, 2008, the Company entered into a $29,437,000 facility agreement with the Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by two of the Company’s wholly-owned subsidiaries. The senior secured term loan facility was drawn down in full on October 9, 2008 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in twenty four semi-annual

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Long-term Debt – Continued

installments of $858,583 each plus a balloon payment of $8,831,008 payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.90%. In addition to first priority mortgages over the Gas Sikousis and the Gas Kalogeros, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and Company’s guarantee.

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

The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

At December 31, 2008, the Company was in compliance with all covenants under the term loan and the outstanding amount of $29,437,000 bore an average interest rate (including the margin) of 4.92%.

Bank loan interest expense for the above loans for the year ended December 31, 2006, 2007 and 2008 amounted to $7,513,364, $9,521,720 and $9,944,394, respectively. Of these amounts, for the year ended December 31, 2008, the amount of $389,595 was capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of income.

The annual principal payments to be made, for the seven loans, after December 31, 2008 are as follows:

Year ended	Amount

2009	24,380,554
2010	23,423,286
2011	23,423,286
2012	23,423,286
2013	23,423,286
Thereafter	165,620,175

Total	283,693,873

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

13.	Interest Rate Swap Agreements – Foreign Currency Contract

						Fair Value - Asset
						(Liability)
	Counter	Notional			Fixed Rate	December 31,
Swap	party	Amount	Effective Date	Maturity Date	Payable	2007	2008

(i)	Fortis	19,456,000	May 30, 2007	May 31, 2013	4.55%	(311,570)	(977,507)
(ii)	Fortis	38,725,780	January 17, 2008	February 18, 2013	3.66%	—	(2,411,925)
(iii)	DnB	16,020,000	March 9, 2006	March 9, 2016	4.52%	(262,000)	(1,714,432)
(iv)	DnB	25,000,000	September 11, 2006	September 9, 2011	5.42%	(1,185,670)	(2,629,047)
(v)	DnB	25,000,000	September 11, 2007	September 11, 2012	5.58%	(1,529,749)	(3,496,242)
(vi)	Deutsche	38,375,000	March 20, 2008	February 19, 2013	3.09%	—	(1,533,826)

						(3,288,989)	(12,762,979)

Foreign Currency Contract	Deutsche					—	7,650,003

						(3,288,989)	(5,112,976)

On August 5, 2008 the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction described in note 5. Under the contracts the Company will convert U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates from 2009 to 2011.

As of December 31, 2008, the Company has recorded an asset of $7,650,003 related to the fair value of this foreign currency forward contracts with change in its fair value amounted to $7,650,003 (income) reflected in the accompanying consolidated statements of income.

As of December 31, 2008, the Company is a party to six floating-to-fixed interest rate swaps, which are designated and qualified as cash flow hedges, with various major financial institutions covering notional amounts aggregating approximately $162,576,780 pursuant to which it pays fixed rates ranging from 3.09% to 5.58% and receives floating rates based on LIBOR (approximately 2.84% as of December 31, 2008). As an effect, due to above interest rate swaps, the Company paid less in interest or incurred additional interest of $182,890 (income), $275,887 (income) and $1,245,942 (loss) for the years ended December 31, 2006, 2007 and 2008, respectively.

Five from the above swap agreements did not meet hedge accounting criteria and accordingly changes in its fair value amounted to $397,226 (loss), $2,900,639 (loss) and $9,126,828 (loss) for the years ended December 31, 2006, 2007 and 2008, respectively, were recognized in the accompanying consolidated statement of income under the caption “Change in fair value of derivatives”. The changes in fair value of the swap agreements which qualified as effective cash flow hedge were recorded as a component in comprehensive income and as of December 31, 2006, 2007 and 2008 amounted to $223,762 (income) $679,094 (loss) and $356,874 (loss), respectively. The ineffective portions (income) of the swaps of $21,672, $50,760 and $9,712, for the years ended December 31, 2006, 2007 and 2008, respectively were reclassified from comprehensive income to earnings. These agreements contain no leverage features and have maturity dates ranging from September 2011 to March 2016.

As of December 31, 2007 and 2008, the Company has recorded a liability of $3,288,989 and $12,762,979 related to the fair values of these swaps.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

13.	Interest Rate Swap Agreements – Foreign Currency Contract – Continued

Fair Value Disclosures:  The Company has categorized our assets and liabilities recorded at fair value based upon the fair value hierarchy specified by SFAS No. 157. The levels of fair value hierarchy are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 – Inputs are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement as well as reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability that a market participant would use.

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2008:

		Fair Value Measurements Using
		Quoted Prices
	Fair Value	in Active	Significant	Significant
	as of	Markets for	Other	Unobservable
	December 31,	Identical Assets	Observable	Inputs
Description	2008	(Level 1)	Inputs (Level 2)	(Level 3)

Assets/(Liabilities):
Foreign Currency Contract	7,650,003	—	1,135,480	6,514,523
Interest Rate Swap Agreements	(12,762,979)	—	(12,762,979)	—

Total	(5,112,976)	—	(11,627,499)	6,514,523

The company determined the fair value of the derivative contracts using standard valuation models that are based on market-based observable inputs including forward and spot exchange rates and interest rate curves. Level 2 derivative assets include interest rate swaps and foreign currency forward contracts.

The fair value of the foreign currency forward contracts with various potential levels of profit participating in the Deutsche Bank “Harvest Fund” were determined by using Black-Scholes option valuation model. The inputs into the valuation model included USD/JPY currency forward rates,

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

13.	Interest Rate Swap Agreements – Foreign Currency Contract – Continued

contract expiration dates, strike price, risk free interest rate and harvest volatility. This asset is included in Level 3 because some of the inputs into the valuation model represent significant unobservable inputs.

The following table presents additional information about assets measured at fair value on a recurring basis and for which we utilized Level 3 inputs to determine fair value:

Fair Value Measurements Using
Significant Unobservable Inputs
(Level 3)
Foreign Currency Contracts

Beginning balance, August 6, 2008	—
Total unrealized gain
Included in earnings	6,514,523

Balance, December 31, 2008	6,514,523

The amount of total gains for the period included in earnings attributable to the change in unrealized gains relating to assets Still held at the reporting date	6,514,523

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

The Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time.

As of December 31, 2008 a total of 250,005 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.

On August 14, 2007, the Company granted 112,000 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $17.10 which is equal to the market value of the Company’s common stock on that day. The restricted shares will be vested over 3 years from the grant date (54,000 restricted shares on October 1, 2007, 29,000 restricted shares on October 1, 2008 and 29,000 restricted shares on October 1, 2009).

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

On March 18, 2008, the Company granted 9,396 of non-vested restricted shares to the Deputy Chairman of the Board and Executive Director of the Company and 16,609 restricted shares to certain employees of the “Manager” (a related party) under the Plan, treated as non-employees for stock based compensation recording purposes. The fair value of each share granted was $13.52 which is equal to the market value of the Company’s common stock on the day of a grant. The restricted shares will be vested over 3 years from the grant date, (13,003 shares on March 18, 2009, 6,501 shares on March 18, 2010 and 6,501 shares on March 18, 2011).

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

The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. As of December 31, 2007 and 2008, the Company paid dividends on all restricted shares, amounted to $21,000 and $111,003, respectively. As restricted share grantees retained dividends on awards that are expected vest, such dividends were charged to retained earnings.

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

15.	Equity Compensation Plan – Continued

Management has selected the accelerated method allowed by SFAS No. 123(R) Share-Based Payment with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers that this method to better match expense with benefits received. In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service.

The stock based compensation expense for the restricted vested and non-vested shares for the period from inception (August 14, 2007 and November 20, 2007) to December 31, 2007 and for the year ended December 31, 2008 amounted to $1,324,743 and $1,913,634, respectively, and is included in the consolidated statement of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2008, is presented below:

		Weighted average grant
	Number of	date fair value per
	restricted shares	non-vested share

Non-vested, January 1, 2008	170,000	16.34
Granted	26,005	13.52
Vested	(83,000)	16.34
Forfeited	—	—

Non-vested, December 31, 2008	113,005	15.69

As of December 31, 2008, there was $814,915 of total unrecognized compensation cost related to non-vested restricted shares granted under this Plan. That cost is expected to be recognized over an average period of 1.6 years. The total fair value of shares vested during the years ended December 31, 2007 and 2008 was $923,400 and $1,357,200, respectively.

16.	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

16.	Earnings per share – Continued

Diluted earnings per share give effect to all potentially dilutive securities. Our non-vested restricted shares were potentially dilutive securities during the years ended December 31, 2007 and 2008. The difference between basic and diluted weighted-average number of shares outstanding was the dilutive effect of the non-vested restricted shares computed as follows:

	Year ended December 31,
	2006	2007	2008

Net income	18,492,509	22,538,107	29,987,484

Basic Weighted average shares – outstanding	14,161,096	17,900,576	22,130,542
Effect on dilutive securities:
Non-vested restricted shares	—	42,770	51,576

Diluted Weighted average shares – outstanding	14,161,096	17,943,346	22,182,118
Basic earnings per share	1.31	1.26	1.36

Diluted earnings per share	1.31	1.26	1.35

17.	Dividends Paid

On February 19, 2008 the Company’s Board of Directors declared a cash dividend for 22,284,105 common shares outstanding of $0.1875 per common share, payable on March 5, 2008 to stockholders of record on February 29, 2008. The total amount of $4,178,269 was paid on March 03, 2008.

On May 27, 2008 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on June 13, 2008 to stockholders of record on June 6, 2008. The total amount of $4,183,146 was paid on June 11, 2008.

On August 19, 2008 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on September 5, 2008 to stockholders of record on August 29, 2008. The total amount of $4,183,146 was paid on September 3, 2008.

On November 13, 2008, the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on December 1, 2008 to stockholders of record on November 24, 2008. The total amount of $4,183,146 was paid on November 28, 2008.

18.	Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2006	2007	2008

Port expenses	1,330,146	1,227,235	773,058
Bunkers	2,631,535	1,546,050	2,265,062
Commissions charged by third parties	1,266,939	1,397,945	1,598,447
Commissions charged by related party	882,589	1,096,426	1,385,767
Other voyage expenses	102,595	101,890	158,420

Total	6,213,804	5,369,546	6,180,754

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

18.	Voyage Expenses and Vessel Operating Expenses – Continued

	Year ended December 31,
Vessels’ Operating Expenses	2006	2007	2008

Crew wages and related costs	10,552,858	14,009,471	19,227,571
Insurance	1,611,013	1,561,173	1,497,568
Repairs and maintenance	2,125,502	3,386,081	4,104,822
Spares and consumable stores	3,596,043	4,185,461	4,967,128
Miscellaneous expenses	1,588,928	2,293,392	2,381,296

Total	19,474,344	25,435,578	32,178,385

19.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

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

The principal financial assets of the Company consist of cash, accounts receivable due from charterers, and fair value of derivatives. The principal financial liabilities of the Company consist of accounts payable due to suppliers, payable to related party, customer deposits, fair value of derivatives and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities except derivatives approximate their fair value due to their short-term nature and the variable interest rate of the loan. The fair value of the derivatives at December 31, 2008, is determined based on observable Level 2 and unobservable Level 3 inputs, as defined in SFAS No. 157 (Note 13).

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

21.	Commitments and Contingencies

•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. In January 2008, the Company entered into a new two-year cancelable operating lease for its office facilities that terminates in January 2010. Rental expense for the years ended December 31, 2006, 2007 and 2008 was $30,022, $33,388 and $48,201, respectively. In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. In October 2008 the Company entered into a new three-year cancelable operating lease for an armored car that terminates in October 2011. Rental expense for the years ended December 31, 2006, 2007 and 2008 was $43,049, $46,642 and $50,016, respectively.

Future rental commitments were payable as follows:

December 31,	Office Lease	Car Rent	Total

2009	45,075	48,174	93,249
2010	—	48,174	51,930
2011	—	40,145	40,145

	45,075	136,493	185,324

•	As described in Note 5, as of December 31, 2008 the Company has long-term outstandings commitments for installment payments for five vessels under construction, as follows:

Year ended	Shipbuilding Contracts

2009	12,596,224
2010	43,337,807
2011	57,431,984

Total	113,366,015

As of December 31, 2008, the Company’s long term obligations due under the shipbuilding contracts with Mitsubishi Corporation of Japan totaled to JPY10,807,200,000 were converted to US Dollars based upon the foreign currency forward contracts entered into by the Company and the prevailing USD/JPY exchange rate as at December 31, 2008. The total obligation under these contracts was $113,366,015.

Based upon the above the average prevailing USD/JPY exchange rate used for the calculation of the total obligation was 95.33 JPY to $1.

•	Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2008, will be $62,643,000 during 2009, $56,657,750 during 2010, $36,559,000 during 2011, $21,456,150 during 2012 and $11,608,800 during 2013. These amounts do not include any assumed off-hire.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

22.	Subsequent Events

(a)	On January 22, 2009, the Company took delivery of the “Gas Natalie”.

(b)	On January 30, 2009, the Company entered into a $43,000,000 facility agreement with DnB NOR Bank. to partially finance the acquisition of one under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) to be constructed in Korea for delivery in the fourth quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $43,000,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in November 2009, and will be repayable, with the first installment commencing six months after the drawdown in eight consecutive semi-annual installments of $1,700,000 each and eight consecutive semi-annual installments of $1,300,000 each plus a balloon payment of $19,000,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.0%. In addition to a first priority mortgage over the vessel, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

(c)	On February 18, 2009, the Company entered into an up to $33,880,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of a second-hand and two under construction LPG carriers, named “Chiltern”, “Gas Astrid” (formerly Hull “K411”) and “Gas Exelero” (formerly Hull “K412”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $33,880,000 and the 70% of the vessels’ charter free market value at the time of delivery. The term loan will be drawn down in two tranches upon the delivery of each vessel. The first tranche amounted to $19,250,000 was drawn down on April 16, 2009 and the second tranche of $12,950,000 is expected in June 2009. The total facility of $32,200,00 will be repayable, with the first installment commencing three months after the drawdown, in twenty consecutive quarterly installments of $628,541 each plus a balloon payment of $19,629,180 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.85%. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

(d)	On February 19, 2009, the Company entered into a $37,500,000 facility agreement with EFG Eurobank Ergasias S.A. to partially finance the acquisition of the under construction M.R. type product carrier named “Stealth SV” (formerly “Hull No. 2139”). Following a revaluation of the vessel on April 13, 2009, the senior secured term loan facility will be the lesser of the amount of $31,500,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in June 2009, and will be repayable, with the first installment commencing three months after the drawdown in ten consecutive quarterly installments of $650,000 each and thirty consecutive quarterly installments of $420,000 each plus a balloon payment of $12,400,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.50%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of this vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

(e)	On February 19, 2009 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on March 9, 2009 to stockholders of record on March 2, 2009. The total amount of $4,183,146 was paid on March 6, 2009.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

22.	Subsequent Events – Continued

(f)	On February 27, 2009 the Company signed an agreement with the shipyard Mitsubishi Corporation of Japan which extends some installment payments and amends the initial deliveries of the under construction vessels. The new delivery dates are for Hull K421 between June and July, 2011, for Hull K422 in February, 2011, for Hull K424 between April and May, 2012 and for Hull K425 between October and November, 2011.

(g)	On March 9, 2009, the bareboat charterer of the Gas Ice, Societa Cooperative di Navigazione a.r.l. “G.Giulietti” of Genoa Italy, improperly terminated the bareboat charter signed with them on September 13, 2007. The Company is currently exploring all legal means at its disposal with respect to such actions by G. Giulietti, and the Company has already had vessels owned or controlled by G. Giulietti arrested as a means of securing monies owed to the Company as a consequence of the improper termination of the bareboat charter. As of December 31, 2008 all outstanding bareboat charter payments have been received in full from G. Giulietti.

(h)	On April 16, 2009, the Company took delivery of the “Gas Astrid”.

(i)	On May 19, 2009 the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Sophie” to an unaffiliated third party for $6,500,000. The vessel was delivered to her new owners on June 10, 2009 and the Company realized a loss from the sale of the above vessel of $791,498 which will be included in the Company’s consolidated statement of income in the second quarter of 2009.

(j)	On May 25, 2009, the Company signed a commitment letter with NIBC, secured by the Gas Haralambos, Gas Spirit and the Gas Natalie, three vessels already owned by three of the Company’s wholly-owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $26,700,000 or 65% of the vessels’ market value at the time of delivery and will be drawn down in three tranches up to July 2009 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in five semi-annual installments of $1,637,634 each and five semi-annual installments of $1,077,634 each plus a balloon payment of $13,123,660 payable together with the last installment. The term loan’s interest rate is LIBOR plus 3.00%. In addition to first priority mortgages over the Gas Haralambos, Gas Spirit and the Gas Natalie, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and the guarantee of the ship owning subsidiaries.