Form 20-F
period 2009-12-31
StealthGas Inc.
filed 2010-06-29
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009 was:
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
     Our audited and consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheets as of December 31, 2008 and 2009, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the periods ended December 31, 2005 and 2006 and the selected balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
INCOME STATEMENT DATA	2005	2006	2007	2008	2009
Revenues:
Voyage revenues
Operating expenses:	$36,644,591	$73,259,369	$89,995,123	$112,551,901	$113,045,961

Voyage expenses	2,688,155	6,213,804	5,369,546	6,180,754	10,522,573
Vessels operating expenses	9,095,576	19,474,344	25,435,578	32,178,385	38,001,481
Dry-docking costs	470,384	2,243,395	314,181	1,112,992	1,266,455
Management fees	1,473,080	3,068,609	4,126,610	4,618,025	5,230,990
General and administrative expenses	779,539	3,457,688	5,024,912	4,772,615	3,546,779
Depreciation	5,611,942	13,058,316	16,546,692	23,283,393	26,766,672
Impairment Loss					9,867,777
Forfeiture of vessel deposit and contract termination fees					16,5000,00
Charter termination fees					(753,000)
Net gain (loss) on sale of vessels	—	—	—	(1,673,321)	791,659

Total expenses	20,118,676	47,516,156	56,817,519	70,472,843	111,759,386

Income from operations	16,525,915	25,743,213	33,177,604	42,079,058	1,286,575

Interest and finance costs	(2,685,207)	(7,705,602)	(9,831,404)	(9,962,504)	(9,109,222)
Change in fair value of derivatives	(67,000)	(192,664)	(2,573,992)	(2,713,055)	(5,478,163)
Interest income	780,434	735,090	1,888,070	743,193	250,326
Foreign exchange loss	(18,091)	(87,528)	(122,171)	(159,208)	(261,401)

Other expenses, net	(1,989,864)	(7,250,704)	(10,639,497)	(12,091,574)	(14,598,460)

Net income/(Loss)	14,536,051	18,492,509	22,538,107	29,987,484	(13,311,885)

Earnings/(Loss) per share, basic (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)**	$1.84	$1.31	$1.25	$1.35	$(0.60)

Earnings/(Loss) per share, diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005) (1)**	$1.84	$1.31	$1.25	$1.34	$(0.60)

Weighted (and diluted) average number of shares outstanding (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)	7,906,849	14,161,096	17,943,346	22,182,118	22,219,442

Dividends declared per share, basic and diluted (retroactively adjusted for 60,000-to-1 stock split effected on August 26, 2005)*	$1.67	$0.75	$0.75	$0.75	$0.1875

	As of December 31,
BALANCE SHEET DATA	2005	2006	2007	2008	2009
Current assets, including cash	$26,016,248	$17,891,738	$69,497,341	$52,458,518	$69,031,753
Total assets	256,978,768	319,605,321	477,593,326	634,347,123	692,497,010
Current liabilities	20,725,441	28,628,998	37,372,666	40,774,931	69,023,455
Derivative liability	67,000	35,902	3,288,989	12,762,979	10,327,792

Total long-term debt, including current portion	97,706,000	140,948,240	145,758,529	283,693,873	345,822,070
Total stockholders’ equity	151,107,327	163,802,228	303,030,788	317,847,325	300,801,931
Capital stock (retroactively adjusted for 60,000- to-1 stock split effected on August 26, 2005)	140,000	144,000	222,841	223,101	223,101
Common shares outstanding (retroactively adjusted for 60,000-to-1 split effected on August 26, 2005)	14,000,000	14,400,000	22,284,105	22,310,110	22,310,110

	Year ended December 31,
OTHER FINANCIAL DATA	2005	2006	2007	2008	2009
Net cash provided by operating activities	$24,414,729	$33,224,984	$47,704,497	$48,080,792	$48,347,343
Net cash used in investing activities	(197,780,709)	(84,282,368)	(149,636,615)	(159,979,986)	(101,563,715)
Net cash provided by financing activities	196,576,223	38,994,012	123,900,119	120,632,381	55,444,652
FLEET DATA
Average number of vessels(1)	11.9	25.9	32.8	38.6	42.0
Total voyage days for fleet(2)	4,288	9,346	11,871	14,018	15,240
Total time and bareboat charter days for fleet(3)	4,105	8,209	11,170	13,318	12,276
Total spot market days for fleet(4)	183	1,137	701	700	2,964
Total calendar days for fleet(5)	4,334	9,451	11,986	14,113	15,335
Fleet utilization(6)	98.9%	98.9%	99.0%	99.3%	99.4%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$7,919	$7,174	$7,129	$7,588	$6,727
Vessel operating expenses(8)	2,099	2,061	2,122	2,280	2,478
General and administrative expenses	180	366	419	338	232
Management fees	340	325	344	327	341
Total operating expenses(9)	2,279	2,426	2,541	2,618	2,711

*	As a privately held company, we paid no dividends in 2004 and an aggregate dividend of $10.0 million in July 2005. We paid no dividends in 2005 after becoming a public company in October 2005. We paid our first quarterly dividend since becoming a public company, of $0.1875 per share, in January 2006. In the first quarter of 2009, our board of directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors — Risks Related To Our Common Stock — Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends” and “Item 8. Financial Information — Dividend Policy.”

**	On January 1, 2009, the Company adopted new guidance which clarified that unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented, for the years ended December 31, 2005, 2006, and reduced basic EPS by $0.01 for the years ended December 31,2007 and 2008 respectively.

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenues or “TCE revenues” by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. It is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Reconciliation of TCE revenues as reflected in the consolidated statement of income and calculation of TCE rate follow:

	Year ended December 31,
	2005	2006	2007	2008	2009
Voyage revenues	$36,644,591	$73,259,369	$89,995,123	$112,551,901	$113,045,961
Voyage expenses	(2,688,155)	(6,213,804)	(5,369,546)	(6,180,754)	(10,522,573)

Time charter equivalent revenues	$33,956,436	$67,045,565	$84,625,577	$106,371,147	$102,519,480

Total voyage days for fleet	4,288	9,346	11,871	14,018	15,240

Time charter equivalent (TCE) rate	$7,919	$7,174	$7,129	$7,588	$6,727

(8)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
Capitalization and Indebtedness
     The table below sets forth our consolidated capitalization at December 31, 2009 on an actual basis and as adjusted to reflect the number of shares repurchased (1,205,229 shares with an aggregate value of $6,280,327) and the aggregate scheduled loan repayments of $27.8 million until June 18, 2010. There has been no material change to our capitalization since December 31, 2009 as so adjusted.
     This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F.

	As of December 31, 2009
	Actual	As Adjusted
In thousands of U.S. Dollars
Long-term debt obligations (including current portion)*	$345,822,070	$318,016,353
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized, actual and as adjusted; 22,310,000 shares issued and outstanding, actual; 21,104,881 shares issued and 21,104,214 shares outstanding as adjusted (1)(2)	$223,101	$211,042
Additional paid-in capital	$284,100,096	$277,819,769
Retained earnings	$16,478,374	$16,478,374

Total stockholders’ equity	$300,801,931	$294,509,545

Total capitalization	$646,624,001	$612,525,898

*	All of our indebtedness is secured.

(1)	Includes 42,002 unvested restricted shares as of December 31, 2009, of which 6,501 shares vested on March 18, 2010 ,and 667 were forfeited upon the resignation of one of our directors on April 22, 2010.

(2)	The 1,205,229 shares repurchased in 2010 have been cancelled and the 667 forfeited restricted shares forfeited in 2010 were held as treasury stock as of June 15, 2010.

Reasons For the Offer and Use of Proceeds
     Not Applicable.
Risk Factors
Risks Related To Our Industry
     The cyclical nature of the demand for LPG transportation, which has recently declined, may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.
     Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for Handy size LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. During early 2010 charter rates have remained at similar levels to those seen in the latter part of 2008 and during 2009. If charter rates remain depressed or decline further, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2010. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
     To the extent we have vessels in the spot market, we are exposed to changes in spot rates for gas carriers and such changes can affect our earnings and the value of our gas carriers at any given time. We are also exposed to fluctuations in bunker (fuel) costs for which we are responsible in respect of vessels on spot charters. As of June 18, 2010, eight of our 37 vessels were deployed in the spot market while eight and 21 were under bareboat and time period charters, respectively. As our period charters expire they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters.
     Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in our core sector of 3,000 to 8,000 cbm Handy size LPG Carriers is expected to be limited in 2010. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current worldwide financial crisis, which could adversely affect demand for LPG transportation. Adverse economic, political, social or other developments, including the continued turmoil in the global financial system and economic crisis, could have a material adverse effect on world economic growth and thus on our business and results of operations.
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
     The global economy and the volume of world trade sharply declined in the latter part of 2008 and in 2009. Although the global economy has begun to show signs of the beginning of a recovery, both slow and not consistent on a worldwide basis. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that have been adversely affected by the recent economic downturn and, accordingly, a further slackening of demand in those industries could further adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. In 2008 growth in China slowed significantly from recent years, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.
If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.
     Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has begun to show signs of the beginning of a recovery, world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:
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
Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas.
     In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.
The product carrier shipping and crude oil tanker sectors are cyclical, which may lead to lower charter rates and lower vessel values.
     The medium range type product carrier and crude oil tanker shipping sectors are also cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our three product carriers are not scheduled to expire until 2015 in the case of the first two and 2012 in regard to our third product carrier, and 2015 in the case of the crude oil tanker we have agreed to acquire, if prevailing market conditions, which have recently deteriorated along with the global economy, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for our product carriers at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.
The market values of our vessels, which have recently declined, may remain at current low, or lower, levels for a prolonged period and, over time, may fluctuate significantly. If the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.
     Due to the sharp decline in the world economy and related decreases in charter rates, the market value of our vessels declined from December 31, 2008 to December 31, 2009. The market values of our vessels may remain at current low, or be depressed to even lower, values for a prolonged period of time and, as was the case with the recent decreases in value, are subject to the potential significant fluctuations depending on a number of factors including:
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
     If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value on our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant further declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. For instance, in 2009, we recorded an impairment charge of $9.9 million in respect of four of our vessels. If the market value of our fleet further declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing and pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.
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
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. In January 2009, Somalian pirates captured the Longchamp, a 1990-built, 4,316 dwt LPG carrier, which is not affiliated with us, which was participating in a convoy through the Gulf of Aden. If these piracy attacks occur in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our operations outside the United States expose us to global risks, such as terrorism, that may interfere with the operation of our vessels.
     We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
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
     We derive all our revenues from the payment of charter hire by charterers. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier and refined petroleum product carrier sectors of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. The bareboat and time charters on which we deployed 29 of the

37 vessels in our fleet as of June 15, 2010, generally provide for charter rates that are significantly above current spot market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters would be at lower rates given currently decreased charter rate levels. For example, we had entered into a bareboat charter for one of our LPG carriers, the Gas Ice, until April 2011 with Societa Cooperative di Navigazione a.r.l. “G. Giulietti,” or Giulietti, and in March 2009, the charter was improperly unilaterally terminated by the charterer as a result of the charterer’s bankruptcy, since that date we have not been subject to any further terminations of charters as a consequence of a default by any charterer. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel, as is currently the case with the Gas Ice. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results operations and financial condition.
Charters at attractive rates may not be available when we attempt to secure charters for five of our newbuilding LPG carriers scheduled to be delivered to us from February 2011 to May 2012 and as the charters for our current vessels expire, which would have an adverse impact on our revenues and financial condition.
     As of June 15, 2010, of our 37 vessels, eight and 21 were under bareboat charter and time charter, respectively, while eight were deployed in the spot market. We have not yet arranged charters for our additional five newbuilding LPG carriers, which are scheduled to be delivered to us from February 2011 through May 2012. As of June 15, 2010, 65% of our anticipated fleet days are covered by period charter contracts for 2010 and 30% for 2011, with bareboat and time charters for 9 of our LPG carriers scheduled to expire in 2010. We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us, as was the case for the charterer of the Gas Ice who defaulted on their charter in March 2009 due to their bankruptcy. Furthermore, charter rates for LPG carriers and product carriers declined in 2009 and the first half of 2010 from the relatively high levels that had been prevailing in 2007 and early 2008 and at which we were able to charter some of our vessels. When the current charters for our fleet, which average on a time charter equivalent basis $7,059 per day as of March 31, 2010, compared to an average of $6,727 per day for the year ended December 31, 2009, expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our newbuilding LPG carriers at similarly profitable rates, or at all, including for the 40% of our anticipated voyage days for 2010 for which we had not arranged charters as of June 15, 2010. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.
     In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2009, approximately 55.0% of our revenues were derived from our four largest charter customers. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
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
     Our loan agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:
•	maintain minimum cash balances in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and NIBC Bank Netherlands and (ii) 125% under our loan agreements with Deutsche Bank, DnB NOR Bank ASA, DVB Bank S.E. Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank in regard to the portion of our facility secured by the Gas Icon but 100% for the portion of our facility secured by the Navig8 Fidelity; and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.
     Our loan agreements also require that members of the Vafias family at all times own at least 15% of our outstanding capital stock and includes restrictions on the payment of dividends.
     As of December 31, 2009, we were in compliance with all of these covenants except the requirement that the ratio of the aggregate market value mortgaged vessels to outstanding debt be at least 125% in regard to our facility with Deutsche Bank secured by the Navig8 Faith and at least 100% in regard to our facility with Scotiabank secured by the Navig8 Fidelity. In both cases we have obtained waivers of these breaches through September 30, 2010. With regard to the Deutsche Bank facility the aggregate market value ratio is waived completely and with regard to the Scotiabank facility the aggregate market value ratio has been reduced to 90% of the debt outstanding under the facility, in each case through September 30, 2010. Management has the intention and the ability to cure both of these breaches in the event that we are still not in compliance with this covenant upon the expiry of these existing waivers and has not renegotiated the waivers. Therefore these loans have not been classified as current liabilities on our balance sheet.
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

The current lower charter rates in the LPG carrier and product carrier charter markets and decrease in LPG carrier and product carrier values and any future declines in these rates and values may continue to affect our ability to comply with various covenants in our loan agreements, for some of which we have had to obtain waivers.
     Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers and product carriers is sensitive, among other things, to changes in the LPG carrier and product carrier charter markets, with vessel values deteriorating in times when LPG carrier and product carrier charter rates are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier and product carrier markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected LPG carrier and, to a greater extent, product carrier values. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. For instance, as of December 31, 2009, we were not in compliance with the security cover covenants in our Deutsche Bank and Scotiabank credit facilities for which we have obtained waivers in 2010. In the event we are not in compliance with our loan covenants, unless our lenders were willing to provide waivers of covenant compliance, as we have obtained from Deutsche Bank and Scotiabank in 2010, or modifications to our covenants, or would be willing to refinance, we may have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.
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
     Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed. These issues, along with the re-pricing of credit risk and the difficulties being experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. We currently have contracts for the construction of five newbuilding LPG carriers with aggregate remaining installment payments of approximately $105.4 million as of June 15, 2010 and a memorandum of agreement to acquire one resale new building Aframax crude oil tanker at a contract price of $56.5 million. Our obligation to purchase these six vessels is not conditional upon our ability to obtain financing for such purchases. In addition to our available borrowing capacity under committed credit facilities as of June 15, 2010, we would be required to procure additional financing of approximately $82.9 million in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations. Our ability to obtain financing in the current economic environment, may be limited and unless we are successful in obtaining debt financing, we may not be able to complete these transactions. In such a case, we could lose our deposit money, which amounted to $22.5 million as of June 15, 2010 and we may incur additional liability and costs. In addition, prevailing conditions in the global financial markets may preclude us from raising equity capital or issuing equity at prices which would not be dilutive to existing stockholders.
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
     As of June 15, 2010, we had outstanding indebtedness of $318.0 million and we expect to incur further indebtedness as we finance the remaining purchases of our six contracted vessels. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.
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
     Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG, oil or oil-related transportation drops significantly and charter rates and vessel values are adversely affected.
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
     To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for six of our existing interest rate swaps, with an aggregate notional amount of $169.9 million as of June 15, 2010, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.
     Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.
Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.
     We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our net income. We also have, as of June 15, 2010, an aggregate of $105.4 million (based on a U.S. dollar/Japanese Yen exchange rate of $1.00/¥91.14 on June 15, 2010) of payment obligations under contracts for five newbuilding LPG carriers that are denominated in Japanese Yen, and, therefore, fluctuations in the U.S. dollar/Japanese Yen exchange rate could affect our cash flows. We have entered into a series of currency forward contracts with respect to 50% of the Japanese Yen-denominated obligations we have for the five LPG vessels under construction in Japan. Since our inception we have not otherwise hedged our currency exposures, which we consider to be minimal, but, as a result of this policy, our operating results and financial condition could suffer.
Dependence on our relationship with the Vafias Group and Stealth Maritime.
     We intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor, who are employees of Stealth Maritime. As of June 15, 2010, Stealth Maritime served as the technical manager for 12 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to third party managers. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:
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
     Stealth Maritime subcontracts the technical management of our fleet for those vessels either on time charter or spot employment that are not managed by Stealth Maritime, as of June 15, 2010, 17 in number, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place. Further, in certain circumstances, we expect that we will need to seek approval from our lenders under the terms of certain of our credit facilities to change these third party managers with respect to certain of the vessels in our fleet.
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
     It is possible that Stealth Maritime or companies affiliated with Stealth Maritime could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime, its principals or any of their controlled affiliates may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime could retain and manage the vessel. This right of first refusal does not cover product carriers or crude oil tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers is not covered by the right of first refusal agreement with Stealth Maritime. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

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
Delays in deliveries of our additional five newbuilding LPG carriers and one resale new building Aframax crude oil tanker could harm our operating results.
     The additional five newbuilding LPG carriers are expected to be delivered to us at various times between February 2011 and May 2012, and our resale newbuilding Aframax crude oil tanker is expected to be delivered to us in July 2010. Delays in the delivery of these vessels, or any other newbuildings we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this will delay our funding requirements for the installment payments to purchase these vessels, it will also delay our receipt of contracted revenues under the charters for such vessels.
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
     In particular, the shipbuilders with whom we have contracted for our five newbuilding LPG vessels may be affected by the ongoing instability of the financial markets and other market conditions, including the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. In 2009, due to certain technical defects in the specifications of the vessel which became apparent to us, we cancelled the delivery of a newbuilding medium range product carrier for which we had contracted, in connection with which we forfeited a $5.75 million deposit and agreed to pay a cancellation fee of $10.75 million, and cancelled its arranged bareboat charter.
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
     We have contracts to acquire five LPG carriers and one Aframax crude oil tanker, and despite the current economic downturn, as and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The potential acquisition of additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:
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
In the highly competitive international LPG carrier, product carrier and crude oil tanker markets, we may not be able to compete for charters with new entrants or established companies with greater resources.
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
We have acquired three medium range product carriers and agreed to acquire one Aframax crude oil tanker, however, we principally operate in one sector of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us.
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
We have expanded into the product carrier sector and are expanding into the crude oil tanker sector with our agreement to acquire one Aframax tanker and we may not be able to successfully execute this expansion, or any further expansion, in such sectors or any other sectors, such as dry or other wet or gas shipping sectors we choose to expand into, which could have an adverse effect on our business, results of operation and financial condition.
     We have expanded into the product carrier sector with the acquisition of three medium range product carriers and are expanding into the crude oil tanker sector with our agreement to acquire one Aframax tanker. In the future, we may further expand in the product carrier sector or into dry or other wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors, including the product carrier sector, and an inability to successfully execute our recent expansion into the product carrier sector or any such future expansion plans could:
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
     In general, the costs of maintaining a vessel in good operating condition increase with its age. As of June 15, 2010, the average age of the 34 LPG carriers in our fleet was approximately 11.2 years, while two of our three medium range product carriers were built in 2008 and the third in 2009. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
     Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 19.9% of our outstanding common stock as of June 18, 2010 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.
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
     Our Chief Executive Officer, who beneficially owned approximately 19.9% of our shares of common stock as of June 18, 2010, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.
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
     We do not believe that we were a PFIC for 2009. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2009. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2009 or a subsequent year. Moreover, we may qualify as a PFIC for 2010 or a subsequent year if there were to be a change in the nature of our operations.
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
     In light of the recent downturn in the global economy, which could reduce the revenues we obtain from chartering our vessels and reduce the market value of our vessels, in the first quarter of 2009, our Board of Directors decided to suspend dividend payments. In addition, other external factors, such as our existing loan agreements and future financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects — Financial Covenants.”
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
     These provisions include:
•	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified Board of Directors with staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	prohibiting certain transactions with interested stockholders.

•	These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
Item 4. Information on the Company
History and Development of the Company
     We were incorporated in December 2004 in the Republic of the Marshall Islands. In October 2005, we completed an initial public offering of our shares of common stock in the United States and our shares of common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market. On August 1, 2007, we completed a follow-on public offering of 7,660,105 shares of our common stock. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011) (30) (210) 625-0001.
     Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we grew our fleet to 39 LPG carriers and three product carriers by December 31, 2009, and as of June 15, 2010, we had a fleet of 34 LPG carriers and three product carriers, reflecting the sale of five LPG carriers in 2010. In addition, we have agreements to acquire five newbuilding LPG carriers with expected delivery from February 2011 through May 2012 and one 115,804 dwt Aframax tanker with expected delivery in July 2010. Upon completion of these acquisitions and disposals, our fleet will be composed of 39 LPG carriers with a total capacity of 185,204 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or dispositions.
     Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of June 15, 2010, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.
Business Overview
     We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as product carriers chartered to oil producers and refiners, and have agreed to acquire an Aframax tanker which will be deployed on a five year bareboat charter to a European shipping company. In our core LPG sector, we carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The three medium range product carriers in our fleet as of June 15, 2010 are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.
     As of June 15, 2010, our fleet consisted of 34 LPG carriers with an average age of 11.2 years and two 2008-built product carriers and one 2009 built product carrier. In addition, as of June 15, 2010, we had contracted to acquire five newbuilding LPG carriers and one 2010-built newbuilding resale Aframax crude oil tanker.
     The table below describes our fleet and its deployment as of June 15, 2010.
LPG Carriers

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)	Type	Date	Status	Charter(1)
Gas Cathar	2001	7,517	fully-pressurized	October 2005	Time Charter	May 2012
Gas Premiership	2001	7,200	fully-pressurized	March 2008	Time Charter	March 2012
Gas Haralambos	2007	7,000	fully-pressurized	October 2007	Spot	—
Gas Marathon	1995	6,572	fully-pressurized	November 2005	Time Charter	August 2010
Gas Chios	1991	6,562	fully-pressurized	October 2005	Time Charter	April 2011
Gas Moxie	1992	6,526	fully-pressurized	May 2005	Spot	—
Gas Flawless	2007	6,300	fully-pressurized	February 2007	Time Charter	February 2011
Gas Monarch	1997	5,018	fully-pressurized	December 2005	Bareboat Charter	November 2010
Lyne	1996	5,014	fully-pressurized	May 2006	Bareboat Charter	May 2011
Gas Emperor	1995	5,013	fully-pressurized	February 2005	Bareboat Charter	August 2012
Catterick	1995	5,001	fully-pressurized	November 2005	Time Charter	January 2012
Sir Ivor	2003	5,000	fully-pressurized	May 2006	Bareboat Charter	May 2011
Gas Icon	1994	5,000	fully-pressurized	June 2007	Time Charter	July 2010
Gas Kalogeros	2007	5,000	fully-pressurized	July 2007	Time Charter	June 2011
Gas Defiance	2008	5,000	fully-pressurized	August 2008	Time Charter	January 2011
Gas Shuriken	2008	5,000	fully-pressurized	October 2008	Time Charter	October 2010
Gas Sincerity	2000	4,123	fully-pressurized	November 2005	Time Charter	August 2010
Gas Spirit	2001	4,112	fully-pressurized	December 2005	Time Charter	June 2010
Gas Zael	2001	4,111	fully-pressurized	December 2005	Time Charter	January 2011
Gas Kaisen	1991	4,109	semi-refrigerated	November 2004	Spot	—
Gas Shanghai	1999	3,526	fully-pressurized	December 2004	Time Charter	December 2010
Gas Nemesis	1996	3,518	fully-pressurized	May 2007	Spot	—
Gas Evoluzione	1996	3,517	fully-pressurized	July 2007	Spot	—
Gas Czar	1995	3,510	fully-pressurized	February 2006	Spot	—
Gas Astrid	2009	3,500	fully-pressurized	April 2009	Time Charter	April 2011
Gas Legacy	1998	3,500	fully-pressurized	October 2005	Time Charter	October 2010

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)	Type	Date	Status	Charter(1)
Gas Sikousis	2006	3,500	fully-pressurized	August 2007	Time Charter	May 2011
Gas Exelero	2009	3,500	fully-pressurized	June 2009	Time Charter	June 2011
Gas Artic	1992	3,434	semi-refrigerated	April 2005	Spot	—
Gas Ice	1991	3,434	semi-refrigerated	April 2005	Time Charter	July 2010
Chiltern	1997	3,312	fully-pressurized	June 2007	Bareboat Charter	May 2013
Gas Pasha	1995	3,244	fully-pressurized	June 2006	Time Charter	September 2011
Gas Crystal	1990	3,211	semi-refrigerated	November 2005	Spot	—
Gas Tiny	1991	1,320	semi-refrigerated	October 2004	Time Charter	October 2010

Total: 34 vessels		155,204 cbm
Product Carriers/Crude Oil Tankers

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(dwt)	Type	Date	Status	Charter(1)
Navig8 Fidelity	2008	47,000	medium range product carrier	January 2008	Bareboat Charter	January 2015
Navig8 Faith	2008	47,000	medium range product carrier	February 2008	Bareboat Charter	February 2015
Alpine Endurance	2009	46,000	medium range product carrier	July 2009	Bareboat Charter	July 2012
Spike(2)	2010	115,804	Aframax oil tanker	July 2010	Bareboat Charter	July 2015
Total: 4 vessels		255,804 dwt
Total Current Fleet:
38 Vessels

(1)	Earliest date charters could expire. Most charters include options to shorten or extend their term.

(2)	The Spike is scheduled to be delivered to us in July 2010, at which time it is scheduled to be deployed on a five year bareboat charter.
     The specifications of the five newbuilding LPG carriers we have contracted to acquire are as follows:
LPG Carriers

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)	Type	Date	Status	Charter
TBN	2010	5,000	fully-pressurized	February 2011
TBN	2010	5,000	fully-pressurized	March 2011
TBN	2011	5,000	fully-pressurized	July 2011
TBN	2011	7,500	fully-pressurized	November 2011
TBN	2012	7,500	fully-pressurized	May 2012
Total contracted
LPG carriers:
5 vessels		30,000 cbm
Commercial and Technical Management of Our Fleet
     We have a management agreement with Stealth Maritime with an initial term that expires in June 2010. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12-month periods. No such notice has been given, and accordingly this agreement will extend to June 2011. Under the management agreement, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, in November 2006, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the management agreement, the management fee is no longer adjusted quarterly as it was previously based on the U.S. dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter.
     We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies. In addition, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990 (US $1,267,981 based on the average exchange rate of €1.00: US $1.404 in effect throughout 2009). We expect that the compensation of our Chief Executive Officer, Chief Financial Officer, Executive Director and Deputy Chairman and Internal Auditor in 2010 will be in an aggregate amount of €1,000,000 (US $1,310,000 based on the exchange rate of €1.00:US $1.31 in effect on April 30, 2010).
     Stealth Maritime currently technically manages 12 vessels in our fleet, the Gas Evoluzione, the Gas Crystal, the Gas Cathar, the Gas Flawless, the Gas Haralambos, the Gas Nemesis, the Gas Kalogeros, the Gas Premiership, the Gas Shuriken, the Gas Defiance, the Gas Astrid and the Gas Exelero. Of the remaining 25 vessels in our current fleet, as of June 15, 2010, eight including each of our medium range product carriers, are on bareboat charter and are therefore managed technically by the charterer, while the remaining 17 are managed by either EMS (formerly Tesma) (seven vessels), a ship management company based in Singapore, or Swan Shipping Corporation (Manila), or Swan Shipping (eight vessels), a ship management company based in the Philippines, or Dobson Fleet Management, or DFM (two vessels), a ship management company based in Cyprus. These three technical managers, which Stealth Maritime supervises, are responsible for the day-to-day activities of those vessels, including the operation, crewing (in the case of EMS and Swan), maintenance and repair of those vessels; these technical managers also must ensure that our vessels’ operations comply with environmental and other regulatory requirements. EMS (formerly Tesma / Singapore) is one of the technical competence centers of Tesma Holding, a Danish alliance network of professional ship management companies currently providing full technical service to over 70 vessels and providing crews to over 150 vessels. Swan Shipping, originally a joint venture company between Southwest Maritime Corporation of Manila and Navix Marine (S) Pte. Ltd. of Singapore, has been involved in ship management operations in the Philippines since 1995 and has provided full technical management services to 17 LPG carriers. DFM was initially established in 1993 to manage bulk carriers and has gradually grown into a reputable medium sized shipmanagement company and currently provides full technical management services to 12 vessels of varying types. The technical management agreements with EMS (Singapore) and Swan Shipping may be terminated by either party at any time upon three months’ notice.
Crewing and Employees
     Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.
     EMS (Singapore) and Swan Shipping are responsible for providing the crewing of the LPG fleet. These responsibilities include training, compensation, transportation and insurance of the crew. They also provide crewing for the vessels that are technically managed by DFM.
Chartering of the Fleet
     We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. We deploy two of the medium range product carriers in our fleet as of June 15, 2010 on seven-year bareboat charters scheduled to expire in the first quarter of 2015 and the third is deployed on a three year bareboat charter scheduled to expire in the third quarter of 2012. We will deploy the Aframax crude oil tanker on a five-year bareboat charter to a European shipping company upon its delivery to us. Period charters and short-term time charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge.
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
Customers
     Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Our largest customer is Shell, and our other customers include Petredec, Vitol and Navig8. For the year ended December 31, 2009, approximately 55% of our revenue was derived from our top four charterers as follows:

Year Ended
Customer	December 31, 2009
Shell	17.0%
Petredec	15.0%
Vitol	13.0%
Navig8	10.0%
     Each of the medium range product carriers we acquired in the first quarter of 2008 are deployed on bareboat charters to an international oil trader until the first quarter of 2015. The third medium range product carrier we acquired in July 2009 is deployed on a bareboat charter to a Far East-based ship operator until the third quarter 2012. We will deploy the Aframax crude oil tanker on a five-year bareboat charter to a European shipping company upon its delivery to us.
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
     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.
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
     Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. In October 2008 the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments will require a progressive reduction of sulfur dioxide levels in bunker fuels and impose more stringent nitrogen oxide emission standards on marine diesel engines, depending on their date of installation. More stringent emission standards will apply in coastal areas designated as Emission Control Areas, such as the United States and Canadian coastal areas recently designated by IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe that all of our vessels are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the new Annex VI requirements.
     Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5000. For vessels of over 140,000 gross tons, liability is limited to $9.77 million SDR. The SDR is an International Monetary Fund currency unit that is based on a basket of currencies. The exchange rate between SDRs and U.S. dollars was 0.685217 SDR per U.S. dollar on June 10,

2010. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.
     In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability for spills or releases of oil from ship’s bunkers prior to then typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occurred. Our vessels subject to the Bunker Convention have been issued certificates attesting that insurance in accordance with the provisions of the convention is in force.
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
     Effective July 31, 2009, the United States Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17,088,000 for double-hulled tank vessels and established a procedure for adjusting limits every three years. All vessels operated by the Company are double-hulled. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Although the May 2010 oil spill disaster in the Gulf of Mexico resulted from the explosion of a deepwater drilling rig, legislation has been introduced in both houses of the United States Congress to substantially increase the limits of liability for all vessels.
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
     OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.
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
   Climate Control Initiatives
     Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. There was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Climate Change Conference, but the participating countries merely adopted the so-called Copenhagen Accord, a framework for future negotiations that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen Accord could lead to restrictions on greenhouse gas emissions from shipping. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The EU intends to expand its existing emissions trading scheme to vessels, and IMO’s Marine Environment Protection Committee is developing technical and operational measures to limit emissions of greenhouse gases from international shipping for consideration by IMO in fall 2010. The United States EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the United States Clean Air Act, and the United States Congress is considering climate change legislation. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to make significant financial expenditures or otherwise limit our operations.
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
   Protection and Indemnity Insurance
     Protection and indemnity insurance, a form of mutual indemnity insurance which covers our third party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations or “clubs.” This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.
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
Competition
     We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. The worldwide LPG sector is comparatively smaller than other shipping sectors consisting of approximately 1,196 vessels as of April 30, 2010, 1,121 vessels of which are over 1,000 cbm in size.
     Overall, throughout the LPG sector, approximately 138 newbuildings are on order as of April 30, 2010 and expected to be delivered from 2010 to the end of 2013. In the Handy size vessel sector (3,000 cbm to 8,000 cbm), which is the specific sector which we focus on, as of April 30, 2010, 79 vessels were on order for scheduled delivery over the next three years, while approximately 83 of the vessels in this sector are 20 years or older. As of April 30, 2010, our LPG carrier fleet had an average age of 10.4 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 30, 2010, we had the largest single-owned fleet in our sector (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.
     Ownership of medium range product carriers capable of transporting refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent medium range tanker owners. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.
Employees
     As of December 31, 2009, 541 officers and 405 crew members served on board the vessels in our fleet. These officers and crew, however, are not directly employed by the Company.

Seasonality
     The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2007, 2008 and 2009. We have limited exposure to seasonality with respect to our product carriers as two vessels in our fleet as of June 15, 2010 are deployed on a fixed rate bareboat charter expiring in the first quarter of 2015 and the third is deployed on a fixed rate bareboat charter expiring in the third quarter of 2012. Similarly, the Aframax crude oil tanker we have agreed to acquire is scheduled to be deployed in a five-year fixed rate bareboat charter upon its delivery to us, which is expected in July 2010.
Properties
     We have no freehold interest in any real property. We lease office space from the Vafias Group. For the year ended December 31, 2009, this rent amount was $45,102. This lease was renewed effective January 3, 2010 for two years at a rate of €42,000 per year. We believe this is no more than would be incurred on an arm’s length basis with an unaffiliated landlord.
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
Overview
     Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users and, with our acquisition of three product carriers, beginning in the first quarter of 2008, we also provide vessels capable of transporting refined petroleum products such as gasoline, diesel, fuel oil and jet fuel. In June 2010, we agreed to acquire one Aframax crude oil tanker. We carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. We primarily operate in and have an approximate 13.5% market share of vessels of 20 years old or less in the “Handy size” sector of the liquefied petroleum gases (“LPG”) shipping market, which is made up of approximately 297 vessels that are 20 years old or less. In comparison to other sectors of the shipping industry, the LPG Handy size sector is characterized by relative stability and a high proportion of established operators, including significant participation by the “oil majors.”
     As of December 31, 2009, our fleet consisted of 39 LPG carriers and three product carriers, and, as of June 15, 2010, we had a fleet of 34 LPG carriers and three product carriers. In June 2010, we agreed to acquire one Aframax crude oil tanker. While our focus remains on the LPG sector, we made an investment in medium range product carriers in 2008, acquiring two medium range product carriers in the first quarter of 2008 and an additional medium range product carrier in July 2009, and in a crude oil tanker in June 2010 to partially diversify the company’s operations away from being solely reliant on one specific sector. As of June 15, 2010, five of these LPG carriers and three medium range product carriers were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. We also intend to deploy the Aframax tanker we agreed to acquire in July 2010 on a bareboat charter. Of the 29 remaining vessels in our fleet of LPG carriers, as of June 15,

2010, 21 were employed on time charters to high quality charterers, including Shell, Petredec, Statoil and Vitol, with the remaining eight vessels deployed in the spot market.
     We also have agreements to acquire five newbuilding LPG carriers with expected delivery from February 2011 through May 2012 and one Aframax crude oil tanker with expected delivery in July 2010. Once these acquisitions are completed, assuming no other acquisitions or disposals, our fleet will be composed of 39 LPG carriers with a total capacity of 185,204 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker.
     Our results of operations depend primarily on the number of vessels in our fleet and the charter hire rates that we are able to realize. Charter hire rates paid for LPG carriers and product carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for LPG carrier capacity is primarily determined by the underlying demand for LPG, ammonia and petrochemical gases, which are transported in LPG carriers, which in turn is influenced by trends in the global economy. Similarly, the demand for product carriers is primarily determined by the supply of and demand for refined petroleum products, which in turn is influenced, by the global economy. Due to the current downturn in market conditions, there has been some decline in prevailing charter rates, however, the LPG carrier and product carrier sectors in which we operate have not experienced reductions in charter rates and vessel values to the degree experienced in other areas of the shipping industry, most notably the drybulk and container shipping sectors. As of June 15, 2010, 65% of our anticipated fleet days are covered by period charter contracts for 2010 and 30% for 2011, however, we are exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.
     For the years ended December 31, 2009, 2008 and 2007, we owned an average of 42.0 vessels, 38.6 vessels and 32.8 vessels generating revenues of $113.0 million, $112.6 million and $90.0 million, respectively.
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
     We continued the expansion size of our fleet albeit at a reduced pace, which commenced in 2004, from 38 LPG carriers as of December 31, 2007, and 38 LPG and two product carriers of December 31, 2008 to 39 LPG carriers and three product carriers as of December 31, 2009. Our performance in 2009 was primarily driven by the continued increase in the size of our fleet, our further expansion into the product carrier sector but lower overall charter rates in the LPG sector compared to 2007 and 2008.
     Our operating expenses per vessel were relatively steady in 2009 compared to 2008, despite the continued challenges posed by our LPG vessels requiring specialized crews not as generally available as in other shipping sectors, crewing expenses experienced continued pressure throughout 2008, but as the slowdown in the global economy continued in 2009 these pressures on crew costs decreased somewhat.

Factors Affecting Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. Due to the current downturn in market conditions, there has been a decrease in the number of vessels being contracted under time or bareboat charters as charterers seek to keep their commitments on a shorter term basis, and as of June 15, 2010, we had eight vessels trading in the spot market. However, in comparing the prevailing one year time charter rate at June 15, 2010 against the prevailing one year time charter rate at June 15, 2009, rates, as well as vessel values, continue to remain relatively stable in the LPG sector of the shipping industry. On a fleet wide basis, on June 15, 2010, we had 37 vessels in our fleet, 34 LPG carriers and three product carriers. Of these vessels, eight were employed on bareboat charter and 29 were employed either on time charter or in the spot market. On June 15 2009, we had 42 vessels in our fleet, 40 LPG carriers and two product carriers. Of these vessels, 13 were employed on bareboat charters and 29 were employed either on time charter or in the spot market. The average rate per day per vessel earned on June 15, 2010 was $6,843 compared to $7,242 on June 15, 2009.

To the extent we have vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the LPG shipping supply, satisfying demand sooner and potentially suppressing charter rates. Each of the three product carriers in our fleet as of June 15, 2010 are deployed on a fixed rate bareboat charter with two expiring in the first quarter of 2015 and the third in the third quarter of 2012, which will limit our exposure to fluctuations in charter rates in the product carrier sector.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2007, 2008 and 2009. We have limited exposure to seasonality with respect to our product carriers as the three product carriers in our current fleet are deployed on fixed rate bareboat charters, with two through the first quarter of 2015 and the third through the third quarter of 2012.

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
Voyage Expenses
     Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) are paid by the charterer. For the year ended December 31, 2009, bunkers (fuel oil) accounted for 48.1% of total voyage expenses and for the year ended December 31, 2008, 36.6%. In 2009, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses. As of June 15, 2010, 26 of our 34 LPG carriers and each of our three product carriers were deployed on either time charter or bareboat charter. We currently expect this situation to continue in 2010.
Time Charter Equivalent
     A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE (please refer to Item 3). Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels. Our average daily TCE rate was $6,727 for the year ended December 31, 2009, $7,588 for year ended December 31, 2008, and $7,129 for the year ended December 31, 2007. The reasons for these changes are discussed below under “Results of operations — Year ended December 31, 2009 compared to year ended December 31, 2008” and “Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007.”
Vessel Operating Expenses
     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses on an overall basis increased during the year ended December 31, 2009 and will continue to increase as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.
Management Fees
     During 2009 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays the two technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis or are on bareboat charter.
General and Administrative Expenses
     We incur general and administrative expenses which include our onshore vessel related expenses such as legal, accounting and professional expenses and other general vessel expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,327 (US $1,267,980 based on the average exchange rate of €1.00: US $1.405 in effect throughout 2009).
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
Results of Operations
Year ended December 31, 2009 and the year ended December 31, 2008
     The average number of vessels in our fleet was 42.0 in the year ended December 31, 2009 compared to 38.6 in the year ended December 31, 2008.
     VOYAGE REVENUES — Voyage revenues for the year ended December 31, 2009 were $113.0 million compared to $112.6 million for the year ended December 31, 2008, an increase of $0.4 million, or 0.3%. The average daily TCE rate for the year ended December 31, 2009 was $6,727, a decrease of $861, or 11.3%, compared, to a daily TCE rate of $7,588 for the year ended December 31, 2008. Total voyage days for our fleet were 15,240 in the year ended December 31, 2009 compared to 14,018 for the year ended December 31, 2008. Of the total voyage days in 2009, 12,276, or 80.6%, were either time charter or bareboat charter days and 2,964, or 19.4%, were spot voyage days. This compares to 13,318, or 95.0%, time or bareboat charter days and 700, or 5.0%, spot charter days in 2008. Our fleet utilization was 99.4% and 99.3% for the years ended December 31, 2009 and December 31, 2008, respectively. Despite the increase in the number of voyage days for the year ended December 31,2009 compared to the year ended December 31,2008 revenues were essentially flat due primarily to lower overall prevailing charter rates as a consequence of the worldwide economic downturn, as well as an increased level of commercial downtime for our fleet, whereby our ships were not employed which increased from 427 days in 2008 to 1,510 days in 2009.
     VOYAGE EXPENSES — Voyage expenses were $10.5 million for the year ended December 31, 2009 and were $6.2 million for the year ended December 31, 2008, an increase of $4.3 million, or 69.4%. These consisted largely of bunker charges in the amount of $5.1 million for 2009 compared to bunker charges in the amount of $2.3 million for the year ended December 31, 2008, an increase of 121.7%, due to the increased level of spot market days undertaken by the Company’s fleet for the year ended December 31, 2009 compared to the year ended December 31, 2008. Voyage expenses also included port expenses of $2.0 million for the year ended December 31, 2009 compared to $0.8 million for the year ended December 31, 2008, an increase of 155% and commissions to third parties which were $1.7 million for the year ended December 31, 2009 compared to $1.6 million for the year ended December 31, 2008, an increase of 6.3%. The increase in voyage expenses for the year ended December 31, 2009 compared to the year ended December 31, 2008 reflects primarily the steep increase in the number of spot voyages undertaken by the Company’s fleet during the year ended December 31, 2009 compared to the year ended December 31, 2008.
     VESSEL OPERATING EXPENSES — Vessel operating expenses were $38.0 million for the year ended December 31, 2009 and were $32.2 million for the year ended December 31, 2008, an increase of $5.8 million, or 18.0%, due primarily to increased crew wages and related costs, which were $23.7 million for the year ended December 31, 2009 compared to $19.3 million for the year ended December 31, 2008. Other significant increases in this category were spares and consumable stores, which increased from $5.0 million in the year ended December 31, 2008 to $5.6 million in the year ended December 31, 2009, while repairs and maintenance costs were $4.6 million in the year ended December 31, 2009 compared to $4.1 million for the years ended December 31, 2008.
     DRY DOCKING COSTS — Dry docking costs were $1.3 million for the year ended December 31, 2009 and were $1.1 million for the year ended December 31, 2008, an increase of $0.2 million, or 18.2%. Dry docking costs increased due to a net increased number of vessels having to undergo dry docking inspections in the year ended December 31, 2009 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2008. For the year ended December 31, 2009, three vessels were dry docked.
     MANAGEMENT FEES — Management fees were $5.2 million for the year ended December 31, 2009 and were $4.6 million for the year ended December 31, 2008, an increase of $0.6 million, or 13.0%, reflecting the increase in the size of the Company’s fleet year on year. For the year ended December 31, 2009, out of total calendar days of 15,335, 10,425, or 68.0%, related to vessels under time or spot charter while out of total calendar days of 14,113 in 2008, 8,965, or 63.5%, related to vessels under time or spot charter. Accordingly, the percentage of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2009 from 2008, while the total number of days on which vessels in our fleet were employed on time and spot charter increased 16.3% from 2008 to 2009. This increase was due to a higher absolute number of vessels in our fleet being employed on time and spot charters, resulting in an increase in management fees.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $3.6 million for the year ended December 31, 2009 and were $4.8 million for the year ended December 31, 2008, a decrease of $1.2 million, or 25.0%, due to the decrease in annual compensation to our Chief Executive Officer, our Executive Director, our Chief Financial Officer and our Internal Auditor, due to the decision not to pay any annual bonuses or grant any salary increases for the year ended December 31, 2009. Stock-based compensation expense also decreased by $1.3 million for the year ended December 31, 2009 from $1.9 million for the year ended December 31, 2008 to $0.6 million for the year ended December 31, 2009. No stock grants were made during the year ended December 31, 2009.

     DEPRECIATION — Depreciation expenses for the 42.0 average number of vessels in our fleet for the year ended December 31, 2009 were $26.8 million compared to $23.3 million for the 38.6 average number of vessels in our fleet for the year ended December 31, 2008, an increase of $3.5 million, or 15.0%.
     NET LOSS ON SALE OF VESSELS — Following the sale of two vessels, the Gas Sophie and the Gas Fortune, we recorded a net loss on the sale of these two vessels for the year ended December 31, 2009 of $0.8 million. This compares to the sale of three vessels, the Gas Oracle, the Gas Nemesis and the Gas Renovatio, in 2008, whereby we recorded a net gain of $1.7 million.
     IMPAIRMENT LOSS ON FUTURE SALE OF VESSELS — For the year ended December 31, 2009, we recorded an impairment loss of $9.9 million related to the sale of four vessels which were agreed and subject to a Memorandum of Agreement signed in the year ended December 31, 2009 but with the delivery of these vessels to take place in the year ending December 31, 2010. The Gas Natalie was delivered to her new owners on January 15, 2010, the Gas Prophet was delivered to her new owners on March 16, 2010, the Gas Texiana (ex Birgit Kosan) was delivered to her new owners on April 6, 2010 and the Gas Eternity was delivered to her new owners on May 6, 2010.
     FORFEITURE OF VESSEL DEPOSIT AND CONTRACT TERMINATION FEES —On June 25, 2008 we signed a Memorandum of Agreement to acquire a resale medium range product carrier to be named, upon her delivery, the Stealth Argentina. A deposit of $5.75 million was placed upon the signing of this agreement. During the year ended December 31, 2009 certain technical defects in the specifications of the vessel became apparent to the Company and it sought to renegotiate the Memorandum of Agreement with the seller of the vessel. These negotiations were conducted during the course of 2009 and in December 2009 an agreement was reached whereby the Memorandum of Agreement to purchase the vessel would be cancelled and the Company, along with the forfeiture of the $5.75 million paid in June 2008, would pay a further fee of $10.75 million to the sellers. The total amount payable by the Company is $16.5 million made up of the deposit of $5.75 million and four further payments payable at the end of April 2010, July 2010, October 2010 and January 2011 in the amount of $2.7 million each.
     INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $9.1 million for the year ended December 31, 2009 and were $10.0 million for the year ended December 31, 2008, a decrease of $0.9 million, or 9.0%, despite the net increase in bank indebtedness of $62.2 million incurred in connection with vessel acquisitions. This resulted primarily from prevailing lower interest rates on our bank debt, which averaged 2.59% for the year ended December 31, 2009 compared to 4.09% for the year ended December 31, 2008.
     CHANGE IN FAIR VALUE OF DERIVATIVES — For the years ended December 31, 2009 and December 31, 2008, we incurred a non-cash loss on derivatives of $5.5 million and $2.7 million, respectively. The loss on derivatives for the year ended December 31, 2009 is made up of a cash loss of $4.0 million on interest rate swaps, a non-cash loss of $5.5 million due to the change in fair value of our interest rate swaps and a non-cash gain on the change in fair value of our foreign currency forward contracts denominated in Japanese Yen totaling $4.0 million. The non-cash gain of our Japanese Yen denominated foreign currency forward contracts was due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2009. Generally, the fair value of our interest rate swap agreements decreased as of December 31, 2009 compared to December 31, 2008 as a result of extremely low interest rate environment, with the floating rates we pay under our loan agreements decreasing to a level below the fixed rates we pay under our interest rate swap agreements.
     INTEREST INCOME — Net interest income was $0.3 million for the year ended December 31, 2009, compared to $0.7 million for the year ended December 31, 2008, a decrease of $0.4 million, or 57.1%, reflecting both lower prevailing interest rates and lower average cash balances on deposit throughout the year ended December 31, 2009 compared to the year ended December 31, 2008, when our cash resources were boosted by the proceeds of our follow-on public equity offering in July 2007.
     FOREIGN EXCHANGE LOSS — For the year ended December 31, 2009, we incurred a foreign exchange loss of $0.3 million. For the year ended December 31, 2008, we incurred a foreign exchange loss of $0.2 million. This increase of $0.1 million resulted from an increase in the level of non-US$ denominated expenses as a result of the increase in the number of spot voyage days undertaken by our fleet for the year ended December 31, 2009 compared to the year ended December 31, 2008.

     NET INCOME — As a result of the above factors, we recorded a net loss of $13.3 million for the year ended December 31, 2009, representing a decrease of $43.3 million, from net income of $30.0 million for the year ended December 31, 2008.
Year ended December 31, 2008 and the year ended December 31, 2007
     The average number of vessels in our fleet was 38.6 in the year ended December 31, 2008 compared to 32.8 in the year ended December 31, 2007.
     VOYAGE REVENUES — Voyage revenues for the year ended December 31, 2008 were $112.6 million compared to $90.0 million for the year ended December 31, 2007, an increase of $22.6 million, or 25.1%. The average daily TCE rate for the year ended December 31, 2008 was $7,588, an increase of $459, or 6.4%, compared, to a daily TCE rate of $7,129 for the year ended December 31, 2007. Total voyage days for our fleet were 14,018 in the year ended December 31, 2008 compared to 11,871 for the year ended December 31, 2007. Of the total voyage days in 2008, 13,318, or 95.0%, were either time charter or bareboat charter and 700, or 5.0%, were spot voyage days. This compares to 11,170, or 94.0%, time or bareboat charter days and 701, or 6.0%, spot charter days in 2007. Our fleet utilization was 99.3% and 99.0% for the year ended December 31, 2008 and the year ended December 31, 2007, respectively.
     VOYAGE EXPENSES — Voyage expenses were $6.2 million for the year ended December 31, 2008 and were $5.4 million for the year ended December 31, 2007, an increase of $0.8 million, or 14.8%. These consisted largely of bunker charges in the amount of $2.3 million for 2008 compared to bunker charges in the amount of $1.5 million for the year ended December 31, 2007, an increase of 53.3%, due to the increase in the price of oil and oil related products such as bunker fuel during the year ended December 31,2008.. Voyage expenses also included port expenses of $0.8 million for the year ended December 31, 2008 compared to $1.3 million for the year ended December 31, 2007, a decrease of 38.5% and commissions to third parties which were $1.6 million for the year ended December 31, 2008 compared to $1.4 million for the year ended December 31, 2007, an increase of 14.3%. The increase in voyage expenses for the year ended December 31, 2008 compared to December 31, 2007 reflects the higher bunker prices paid for fuel oil and an increase in commissions paid due to the increase in the size of the Company’s fleet.
     VESSEL OPERATING EXPENSES — Vessel operating expenses were $32.2 million for the year ended December 31, 2008 and were $25.4 million for the year ended December 31, 2007, an increase of $6.8 million, or 26.8%, due primarily to increased crew wages and related costs which were $19.2 million for the year ended December 31, 2008 compared to $14.0 million for the year ended December 31, 2007. Other significant increases in this category were spares and consumable stores, which increased from $4.2 million in the year ended December 31, 2007 to $5.0 million in the year ended December 31, 2008, while repairs and maintenance costs were $4.1 million in the year ended December 31, 2008 compared to $3.4 million for the year ended December 31, 2007.
     DRY DOCKING COSTS — Dry docking costs were $1.1 million for the year ended December 31, 2008 and were $0.3 million for the year ended December 31, 2007. Dry docking costs increased due to an increased number of vessels having to undergo dry docking inspections in the year ended December 31, 2008 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2007.
     MANAGEMENT FEES — Management fees were $4.6 million for the year ended December 31, 2008 and were $4.1 million for the year ended December 31, 2007, an increase of $0.5 million, or 12.2%, reflecting the increased number of vessels in the fleet for the year ended December 31, 2008 compared to the year ended December 31, 2007. During 2008 and 2007, we paid Stealth Maritime, our fleet manager, an average fee of $440 per vessel per day except when the vessels were on bareboat charters, in which case the fee was $125 per vessel per day.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $4.8 million for the year ended December 31, 2008 and were $5.0 million for the year ended December 31, 2007, a decrease of $0.2 million, or 4.0%, due to decreases in executive compensation.

     DEPRECIATION — Depreciation expenses for the 38.6 average number of vessels in our fleet for the year ended December 31, 2008 were $23.3 million compared to $16.5 million for the 32.8 average number of vessels in our fleet for the year ended December 31, 2007, an increase of $6.8 million, or 41.2%.
     INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $10.0 million for the year ended December 31, 2008 and were $9.8 million for the year ended December 31, 2007, an increase of $0.2 million, or 2.0%, resulting primarily from the increased level of borrowings during the year ended December 31, 2008 offset by the lower level of interest rates prevailing throughout most of that year compared to those in the year ended December 31, 2007.
     CHANGE IN FAIR VALUE OF DERIVATIVES — For the years ended December 31, 2008 and December 31, 2007, we incurred a loss on derivatives of $2.7 million and $2.6 million, respectively. The loss on derivatives for the year ended December 31, 2008 is made up of a cash loss of $1.3 million on interest rate swaps, a non-cash loss of $9.1 million due to the change in fair value of our interest rate swaps and a non-cash gain on the change in fair value of our foreign currency forward contracts denominated in Japanese Yen totaling $7.7 million. The non-cash gain of our Japanese Yen denominated foreign currency forward contracts was due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2008. Generally, the fair value of our interest rate swap agreements increased as of December 31, 2008 compared to December 31, 2007 as a result of high interest rate environment, with the floating rates we pay under our loan agreements increasing to a level above the fixed rates we pay under our interest rate swap agreements.
     INTEREST INCOME — Net interest income was $0.7 million for the year ended December 31, 2008, compared to $1.9 million for the year ended December 31, 2007, a decrease of $1.2 million, or 63.2%, reflecting the decreased level of cash held on the balance sheet for the year ended December 31, 2008 compared to the year ended December 31, 2007 where our cash balance during that year was boosted by our follow-on public offering completed early in the third quarter of 2007.
     FOREIGN EXCHANGE LOSS — For the year ended December 31, 2008, we incurred a foreign exchange loss of $0.2 million. For the year ended December 31, 2007, we incurred a foreign exchange loss of $0.1 million. This increase of $0.1 million resulted from the continued decline of the value of the U.S. dollar against the Euro during the year ended December 31, 2008.
     NET INCOME — As a result of the above factors, net income was $30.0 million for the year ended December 31, 2008, representing an increase of $7.5 million, or 33.3%, from net income of $22.5 million for the year ended December 31, 2007.
Liquidity and Capital Resources
     Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our vessels, to comply with international standards, laws and regulations and to fund working capital requirements. As of December 31, 2009, we had cash and cash equivalents of $44.1 million and $4.4 million in restricted cash classified as current assets.
     Our liquidity needs through the end of 2012 primarily relate to the purchase of the five LPG carriers and one Aframax tanker for which we had contracted as of June 15, 2010 and for which we have scheduled future payments through the delivery of the final contracted vessel during 2012 aggregating $160.7 million as of June 15, 2010, and installment payments on our outstanding indebtedness. As of June 15, 2010, we had of $318.0 million of outstanding indebtedness, of which $29.9 million is payable within 12 months. As of June 15, 2010, for the next 12 months, we have capital expenditures totaling $101.8 million consisting of $45.3 million in scheduled installment payments on our five newbuilding LPG carriers to be delivered to us between 2011 and 2012 and $56.5 million for the Aframax tanker, Spike, scheduled to be delivered to us in July 2010.

     In 2009, we funded the purchase price for three liquefied petroleum gas carriers, the Gas Natalie, the Gas Astrid and the Gas Exelero, and for one product tanker, the Alpine Endurance, delivered during 2009, with cash generated by our operations and from borrowings under our existing credit facilities. We expect to fund the acquisition of the Spike with $11.5 million of cash generated by our operations and a $45.0 million new credit facility for which we have signed a commitment letter with DnB NOR Bank. We expect to fund the remaining $104.2 million acquisition cost of the five LPG carriers, and the remaining $8.1 million payable under the agreement to cancel the purchase of the Stealth Argentina which in aggregate amount to $112.3 million payable between June 2010 and May 2012, with borrowings under to be arranged credit facilities of approximately $82.4 million and $29.9 million of cash to be generated from operations.
     Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings yet to be arranged to fund the five under construction LPG vessels for delivery in 2011 and 2012, and any additional vessel acquisitions we may make in the future. Of our current fleet of 37 vessels as of June 15, 2010, five of our vessels, Gas Chios, the Gas Crystal, the Gas Evoluzione, the Gas Zael and the Catterick, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered, vessels.
     We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segments, our internally generated cash flows and the borrowings under existing credit facilities will be sufficient to fund our operations, including working capital requirements, over the next 12 months. While our core Handy Size LPG sector is characterized by its inherent lack of volatility both in terms of charter rates and vessel valuations, in the event there is a sustained downturn in our core sector over the next two to three years, we would expect to finance the five newbuilding LPG carriers through a combination of as yet to be arranged credit facilities, internally generated cash flows and, if necessary, the mortgaging of other unencumbered vessels in our fleet.
     Since the formation of the Company in October 2004, our subsequent initial public offering in October 2005 and our follow-on public offering completed early in the third quarter of 2007, we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the Handy size LPG carrier sector, as well as entering the product carrier sector and crude oil tanker sector, using the resources outlined above.
     For a description of our credit facilities please refer to the discussion under the heading “— Credit Facilities” below.
     Our Board of Directors’ decision to continue to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the general uncertainties in the global economy will also continue to impact our future liquidity position. Along with the cessation of dividend payments, we also decided as of December 31, 2009 not to pay any bonuses to management and no accrual was made for bonuses for the three months ended March 31, 2010. We also completed the sale of five vessels during the first five months of 2010.
     On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. As at June 15, 2010, 689,954 common shares had been repurchased at an average price of $5.32 per share. We may discontinue or cancel this program at any time.
Cash Flows
     NET CASH PROVIDED BY OPERATING ACTIVITIES — was $48.3 million for the year ended December 31, 2009, $48.1 million for the year ended December 31, 2008 and $47.7 million for the year ended December 31, 2007. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.
     Although net cash provided by operating activities changed little on an overall basis year on year, a significant source of cash was a $10.3 million increase in cash related payables to a related party. This was as a consequence of a longer payment period being granted by the related party, Stealth Maritime Corp., in regard to the settlement of related payables. Other factors effecting the cash generation from operations were broadly neutral on a year on year basis hence the small increase of $0.2 million in cash generated from operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.
     NET CASH USED IN INVESTING ACTIVITIES — was $101.6 million for the year ended December 31, 2009, reflecting the $11.7 million proceeds from the sales of the Gas Sophie and the Gas Fortune, the acquisition of four vessels totaling $106.1 million, the Gas Natalie in February 2009, the Gas Astrid in April 2009, the Gas Exelero in June 2009 and the Alpine Endurance in July 2009, plus $12.0 million paid as stage payments on five vessels due to be delivered to us between February 2011 and May 2012. The above four vessels acquired in 2009 were financed by a combination of $88.2 million of bank facilities and $17.9 million of cash. Net cash used in investing activities was $160.0 million for the year ended December 31, 2008, reflecting the acquisition of 5 vessels, the Navig8 Fidelity in January 2008, the Navig8 Faith in February 2008, the Gas Premiership in March 2008, the Gas Defiance in July 2008 and the Gas Shuriken in October 2008. Net cash used in investing activities was $150.0 million for the year ended December 31, 2007 reflecting the acquisition of ten vessels, the Gas Haralambos, the Gas Flawless, the Gas Icon, the Gas Kalogeros, the Sea Bird II, the Gas Evoluzione, the Gas Sophie, the Gas Sikousis, the Gas Renovatio, the Chiltern, and deposits placed on the Gas Premiership, which was delivered to us in March, 2008, the Navig8 Faith, which was delivered to us in February 2008 and the Navig8 Fidelity which was delivered to us in January 2008.
     Cash generated by our operations and used in investing activities is utilized primarily in investing in additional assets, namely Handy Size (3,000 to 8,000 cbm) LPG carriers, and medium range product carriers. Short-term cash is generally invested in bank deposits. We do not invest in any marketable securities.
     NET CASH PROVIDED BY FINANCING ACTIVITIES — was $55.4 million for the year ended December 31, 2009, reflecting $88.2 million of borrowings under the DVB Bank S.E. Nordic Branch, the EFG Eurobank Ergasias S.A. and the NIBC Bank N.V. loan agreements to fund the acquisition of three vessels, offset by $26.0 million in loan repayments and $4.2 million of dividends paid to stockholders. Net cash provided by financing activities was $120.6 million for the year ended December 31, 2008, reflecting $161.8 million of borrowings under the DnB NOR Bank, Scotia Bank, Deutsche Bank, National Bank of Greece and Emporiki Bank loan agreements to fund the acquisition of five vessels, offset by $23.9 million in loan repayments and $16.7 million of dividends paid to shareholders. Net cash provided by financing activities was $123.9 million for the year ended December 31, 2007, which included net-proceeds of $137.8 million from our follow-on offering that concluded in August 2007 and $53.6 million under the Fortis Bank, DnB NOR Bank and Scotiabank, offset by $48.8 million in loan repayments loan agreements and $13.7 million of dividends paid to shareholders.
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
Credit Facilities
     We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had an aggregate of outstanding indebtedness of $345.8 million, and no undrawn borrowing capacity, as of December 31, 2009:

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
FORTIS BANK ATHENS BRANCH(1)(2)	—	$50.71 million	The interest rate margin over LIBOR varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged thereunder as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The facility bore an average interest rate, including margin, of 1.70% during 2009, which represented an average LIBOR rate of 0.95% plus the prevailing margin of 0.75%.	Due May 2016	Twenty six quarterly installments of $1.44 million plus a balloon payment of $13.27 million payable together with the last installment.

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
DNB NOR BANK ASA(3)	—	$67.48 million	The interest rate margin over LIBOR varies with the ratio of the aggregate market value of the vessels mortgaged under the loan to the amount outstanding thereunder. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The facility bore an average interest rate, including margin, of 2.63% during 2009, which represented an average LIBOR rate of 1.88% plus the prevailing margin of 0.75%.	Due March 2016	One semi-annual payment of $8.19 million and eleven semi-annual payments of $3.37 million, plus a balloon payment of $22.22 million payable together with the final installment.

DNB NOR BANK ASA(4)	—	$4.13 million	The interest rate margin over LIBOR varies with the ratio of the aggregate market value of the vessel mortgaged under the loan to the amount outstanding thereunder. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%,	Due June 2016	Thirteen semi-annual installments of $0.24 million plus a balloon payment of $1.01 million payable together with the last installment.

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
the interest rate is 0.70% over LIBOR. The facility bore an average interest rate, including margin, of 1.83% during 2009, which represented an average LIBOR rate of 1.13% plus the prevailing margin of 0.70%.

SCOTIABANK(5)	—	$42.11 million	LIBOR plus 0.70%	Due June 2015 Due December 2017	$5.15 million is repayable in ten consecutive, semi-annual installments of $0.34 million each, plus a balloon payment of $1.75 million payable together with the last installment. $36.96 million is repayable, in fifteen consecutive semi-annual installments of $1.54 million each, plus a balloon payment of $13.86 million payable together with the last installment.

NATIONAL BANK OF GREECE(6)	—	$31.30 million	LIBOR plus 0.95% until the repayment of the third installment and LIBOR plus 0.80% thereafter.	Due Nov 2020	Twenty-two consecutive semi-annual installments of $0.97 million each plus a balloon payment of $9.96 million payable together with the last installment.

DEUTSCHE BANK(7)	—	$35.88 million	LIBOR plus 0.70% up to October 21, 2009 and. LIBOR plus 2.00% thereafter.	Due Feb 2020	Forty consecutive quarterly installments of $0.625 million and a balloon payment of $10.88 million.

Remaining
	Available	Outstanding			Remaining
	Principal	Principal			Repayment
Lender(1)	Amount	Amount	Interest Rate	Maturity	Installments
EMPORIKI BANK(8)	—	$27.72 million	LIBOR plus 0.90%.	Due Oct 2020	Twenty two semi-annual installments of $0.86 million, plus a balloon payment of $8.8 million, payable together with the last installment.

DVB BANK(9)	—	$31.16 million	LIBOR plus 2.85%.	Due Jul 2014	$18.43 million is repayable in eighteen consecutive, quarterly installments of $0.41 million each, plus a balloon payment of $11.05 million payable together with the last installment. $12.73 million is repayable, in nineteen consecutive quarterly installments of $0.22 million each, plus a balloon payment of $8.55 million payable together with the last installment.

NIBC BANK(10)	—	$26.70 million	LIBOR plus 3.00%.	Due Jul 2014	Five semi-annual installments of $1.64 million each and five semi-annual installments of $1.08 million and a balloon payment of $13.10 million.

EFG EUROBANK - ERGASIAS (11)	—	$28.65 million	LIBOR plus 2.50%.	Due Jul 2019	Nine consecutive, quarterly installments of $0.60 million each, thirty consecutive, quarterly installments of $0.39 million and a balloon payment of $11.55 million.

(1)	Our credit facility with Fortis Bank Athens Branch was, as of December 31, 2009, collateralized by mortgages and other security relating to eleven LPG vessels, the Sir Ivor, the Lyne, the Gas Prophet, the Gas Tiny, the Gas Courchevel, the Gas Shanghai, the Gas Emperor, the Gas Ice, the Gas Arctic, the Gas Texiana and the Gas Amazon.

(2)	Borrowings under our credit facility with Fortis Bank Athens Branch repaid the outstanding balance of our credit facility with Fortis Bank for up to $54.0 million, which was fully drawn in May 2005.

(3)	Our 2005 credit facility with DnB NOR Bank ASA was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Marathon, the Gas Sincerity, the Gas Cathar, the Gas Legacy, the Sweet Dream (renamed in February 2006 as the Gas Monarch), the Gas Czar, the Gas Eternity, the Gas Flawless and the Gas Premiership

(4)	Our 2006 credit facility with DnB NOR Bank ASA was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Pasha.

(5)	Our credit facility agreement is with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. Our Scotiabank credit facility was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Icon and the Navig8 Fidelity.

(6)	Our 2008 credit facility with National Bank of Greece was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Defiance and the Gas Shuriken.

(7)	Our 2008 credit facility with Deutsche Bank was, as of December 31, 2009, collateralized by mortgages and other security relating to the Navig8 Faith.

(8)	Our 2008 credit facility with Emporiki Bank was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Sikousis and the Gas Kalogeros.

(9)	Our 2009 credit facility with DVB Bank was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Astrid, the Chiltern and the Gas Exelero.

(10)	Our 2009 credit facility with NIBC Bank was, as of December 31, 2009, collateralized by mortgages and other security relating to the Gas Haralambos, the Gas Spirit and the Sea Bird II.

(11)	Our 2009 credit facility with EFG Eurobank — Ergasias S.A. was, as of December 31, 2009, collateralized by mortgages and other security relating to the Alpine Endurance.
     As of June 15, 2010, five of our 37 vessels, the Gas Chios, the Gas Crystal, the Gas Evoluzione, the Gas Zael and the Catterick were unencumbered.
New DnB NOR Bank ASA Credit Facility
     On June 8, 2010, we signed a commitment letter with the DnB NOR Bank to partially finance the acquisition of an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”), by one of our wholly-owned subsidiaries and secured by the Gas Zael, a vessel already owned by one of our wholly-owned subsidiaries. The senior secured term loan facility will be comprised of two tranches aggregating up to $45,000,000. One tranche will be in an amount equal to the lesser of $40,000,000 and 70% of the market value of the Spike at the time of delivery and the second tranche will be for the lesser of $5,000,000 and 50% of Gas Zael’s market value at the same time. The senior secured term loan will be fully drawn down in a single tranche no later than September 15, 2010 and will be repayable in twenty four consecutive quarterly installments of $850,000 each plus a balloon payment of $24,600,000 payable together with the last installment. The term loan charges interest at LIBOR plus 2.40% and is secured by a first priority mortgage over the vessels involved and cross-collateralized with security vessels under the “DnB Loan” plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc. We expect this credit facility to contain such other financial covenants and events of default similar to those contained in our existing credit facilities.
Financial Covenants
     Our credit facilities contain financial covenants requiring us to:
•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value, maintenance clause) at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and NIBC Bank N.V. (ii) 125% under our loan agreements with Deutsche Bank, DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•	ensure that members of the Vafias family at all times own at least 15% of our outstanding capital stock.

•	In addition, our loan agreement with Fortis Bank-Athens Branch requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank and Deutsche Bank each require us to maintain a cash balance equivalent of $200,000 for each vessel mortgaged to Scotiabank or Deutsche Bank, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent of $800,000 with Emporiki Bank at all times our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent of $200,000 with EFG Eurobank at all times; our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank at all times.
     Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow generally on a rolling 12 months basis.
     As of December 31, 2009, we were in breach of the value maintenance clause in two loan facilities, with Deutsche Bank and Scotiabank, and we obtained waivers from these lenders regarding the above covenant breaches. In consideration for the waivers granted through September 30, 2010, the interest margin for the Deutsche Bank facility was increased to 2.5% over LIBOR until the maturity of the loan facility. The interest margin for the Scotiabank facility was increased to 2.0% over LIBOR until the maturity of the loan facility.
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
     As of December 31, 2009, we had agreements to acquire five newbuilding LPG carriers with expected delivery from February 2011 through May 2012 for an aggregate of $126.7 million, of which $104.16 remained to paid as of December 31, 2009. On June 4, 2010, we agreed to acquire one Aframax crude oil tanker for $56.5 million, payable upon its delivery to us in July 2010.
     During the year ended December 31, 2009 we acquired four vessels, three Handy Size LPG carriers and one Medium Range Product carrier.
     During the year ended December 31, 2008, we acquired five vessels, two medium range type product carriers, the Navig8 Fidelity in January 2008 and the Navig8 Faith in February 2008, plus three LPG carriers, the Gas Premiership in March 2008, the Gas Defiance in July 2008 and the Gas Shuriken in October 2008, for an aggregate purchase price of $178.3 million. In addition we placed aggregate deposits of $23.0 million on the Stealth Argentina, the Alpine Endurance and the five LPG newbuildings ordered by us. The Gas Natalie was delivered to us on January 22, 2009.
     During the year ended December 31, 2007, we acquired 10 vessels for an aggregate purchase price of $138.5 million. In addition, we placed aggregate deposits of $12.5 million on the Gas Premiership, the Navig8 Faith and the Navig8 Fidelity, which were subsequently delivered to us on March 19, 2008, February 27, 2008 and January 9, 2008, respectively.
Off Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements.
Contractual Obligations
     Contractual obligations as of December 31, 2009 were:

	Payments due by period (in thousands)
					More than
					5 years
					(After
		Less than 1	1-3 years	3-5 years	January 1,
	Total	year (2010)	(2011-2012)	(2013-2014)	2015)
Long-term debt obligations	$345,822	$36,167	$60,718	$89,963	$158,975
Interest on principal amounts outstanding(1)	60,048	7,248	16,908	15,748	20,144
Management fees(2)	7,592	5,127	2,465	—	—
Office lease(3)	120	60	60	—	—
Operating lease(4)	90	49	41	—	—
Vessel purchase agreements(5)	104,157	14,217	89,940	—	—

Total	$517,832	$62,869	$170,133	$105,711	$179,119

(1)	Based on assumed LIBOR rates of 0.75% for 2010, 1.50% for 2011-2012, 2.25% for 2013-2014 and 3.0% thereafter, and the effect of our interest rate swap arrangements.

(2)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter. Based on the payment of a management fee of $440 per vessel per day for vessels not on bareboat charter and $125 per day for vessels on bareboat charter and our currently contracted vessel acquisitions, we expect to pay at least $5.1 million per year to Stealth Maritime as management fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer and Chief Financial Officer. Such compensation was in the aggregate amount of €902,990 (US $1,267,981 based on the average exchange rate of €1.00: US $1.404 in effect throughout 2009). The initial term of our management agreement expires in June 2010 but extends on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party.

(3)	We lease office space from the Vafias Group. This lease was renewed effective January 3, 2010 for two years at a rate of €42,000 per year.

(4)	In October 2005, we entered into a three year cancelable operating lease for a motor vehicle. The initial term of the lease terminated in October 2008. The lease was renewed effective October 2008 for a further three years. The cost is Euro 34,200 per year.

(5)	The $104.16 million set forth in the above table (converted from our contractual obligation for Yen 9,606,400,000 at the exchange rate on December 31, 2009), represents the remaining balance, as of December 31, 2009, for five newbuilding handy size LPG carriers which is due upon the respective delivery of these vessels to us scheduled from February 2011 and May 2012. On June 4, 2010, we agreed to acquire one crude oil tanker for $56.5 million, payable upon its delivery to us scheduled for July 2010, which amount is not reflected in the above table.
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
     Revenue and Expenses: We generate our revenues from charterers for the charter hire of our vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily or monthly charter hire rate payable monthly in advance. If a charter agreement exists and the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each voyage or period charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Deferred income includes cash received prior to the balance sheet date and is related to revenue earned after such date.
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
     Impairment of long-lived assets: We follow the standard about the Impairment or Disposal of Long-lived Assets. The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management reviews the carrying amount of the vessels when events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable.
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
     Despite the apparent steadiness in the values of our core fleet, the decline in global economy was considered to be an indicator of potential impairment. Therefore, as of December 31, 2009, we performed the step one, undiscounted cash flow test as required by the standard. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions
     Our impairment test exercise is highly sensitive on variances and future estimates of the time charter rates, fleet effective utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets.
     As a result of the impairment review, as of December 31, 2009, undiscounted net operating cash flows exceeded each vessel’s carrying values except for one vessel which was scheduled to be delivered by us in 2010, accordingly, we identified and recorded an impairment loss of $0.2 million in 2009. In addition, we recorded an impairment loss of $9.7 million for three of our vessels that were classified as held for sale as of December 31, 2009, and were subsequently delivered to their new owners in 2010. We did not identify impairment indicators in the years ended December 31, 2008 and 2007 and so, no impairment loss was recorded in that years.
     The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
     Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2009 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.
     Vessels Acquisitions: Our vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.
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
     Derivative Financial Instruments: We follow the standard “Accounting for Derivative Instruments and Hedging Activities” as amended, to account for and report on derivative instruments. During 2008 and 2009, we engaged in six interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of our variable rate borrowings. These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the Company’s consolidated balance sheets with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of operations. If the hedged items are forecasted transactions that later are not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is our intention to hold these swap agreements to maturity. During 2008, we discontinued hedge accounting for two of our interest rate swap contracts and during 2009 we ceased hedge accounting for one more of our interest rate swap contracts due to their becoming “ineffective” under the guidance. As of December 31, 2009, none of our interest rate swap contracts qualified for hedge accounting and we recorded their change in fair values in our income statement.
     During 2008, we entered into forward exchange contracts to hedge foreign currency risks of anticipated cash payments in Japanese Yen relating to certain vessels under construction for periods consistent with these committed exposures. We have not applied cash flow hedge accounting to the foreign exchange derivative instruments, and therefore, recorded the change in fair value in earnings.
     In January 2008, we adopted the standard about the “Fair Value Measurements,” which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing a framework for measuring fair value. The standard applies to all financial instruments that are measured and reported on a fair value basis, including our derivative financial instruments. In regard to the Fair Value Measurement, please refer to notes 2 and 13 of our notes to the consolidated financial statements.
     Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors in 2008 and 2009, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). No events or circumstances occurred in 2009 that would require us to revise estimates related to stock-based compensation and such revisions are not expected to occur in the future.
Recent Accounting Pronouncements
     In March 2008, new guidance was issued with the intent to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. The new guidance allows but does not require comparative disclosures for earlier periods at initial adoption. We adopted the new guidance and included the required disclosures.
     On June 16, 2008, new guidance clarified that all unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The new guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We adopted the new guidance in 2009 and presents earnings per share pursuant to the two-class method.
     In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also requires those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted the new guidance in the second quarter of 2009 and included the required disclosures.
     In May 2009, new guidance was issued relating to management’s assessment of subsequent events. This new guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. We adopted the new guidance in the second quarter of 2009 and included the required disclosures.
     In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification’s content will carry the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. The new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the new guidance in the third quarter of 2009 and updated references to U.S. GAAP in these consolidated financial statements to reflect the guidance in the Codification.
     In June 2009, new guidance was issued with regards to the consolidation of variable interest entities (“VIE”). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. We are evaluating the impact of this guidance on our consolidated financial statements.
     In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. We are currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.

Item 6.	Directors, Senior Management and Employees
     The following table sets forth, as of December 31, 2009, information for each of our directors and senior managers.

				Year
			Year	Director’s
			Became	Current
Name	Age	Positions	Director	Term Expires
Harry N. Vafias	32	President, Chief Executive Officer and Class III Director	2004	2012
Andrew J. Simmons	55	Chief Financial Officer	—	—
Michael G. Jolliffe	60	Chairman of the Board, Class II Director	2004	2010
Lambros Babilis	42	Deputy Chairman and Class I Director	2007	2011
Markos Drakos	50	Class III Director	2006	2012
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
     Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1998, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.
Board Practices
     At December 31, 2009 and June 15, 2010, we had five and four members respectively on our Board of Directors. Effective April 22, 2010, Thanassis J. Martinos, who was determined by our Board of Directors to be an independent director within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements, resigned from our Board of Directors and from the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. As a result, we only have two independent directors on our four person board and we no longer comply with NASDAQ and SEC audit committee requirements and NASDAQ Listing Rule 5605, which requires a listed company to have a majority of independent directors on the Board of Directors. We are relying on the 180-day cure period provided for in NASDAQ Listing Rule 5605(b)(1)(A), pursuant to which we have 180 days to regain compliance. We expect to elect a new independent director and regain compliance with these corporate governance standards within this time period.
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
     Our Board of Directors has determined that Michael G. Jolliffe and Markos Drakos are independent directors within the meaning of the applicable NASDAQ listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
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
     During the fiscal year ended December 31, 2009, the full board of directors held five meetings. Each director attended all of the meetings of the board of directors and meetings of committees of which the director was a member, except for Thanassis Martinos who missed two meetings of the Board of Directors and two of each of the committee meetings during 2009.
     To promote open discussion among the independent directors, those directors met four times in 2009 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2010 and in 2011. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.
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
Committees of the Board of Directors
     The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of each committee are Messrs. Jolliffe and Drakos. Mr.

Martinos was a member of each committee prior to his resignation from the board on April 22, 2010. We are currently in the process of identifying a director to replace Mr. Martinos.
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
Compensation of Directors and Senior Management
     Beginning February 2006, the Chairman of our Board of Directors received annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors continued to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990 (US $1,267,981 based on the average exchange rate of €1.00: US $1.404 throughout 2009).
     Our executive officers are also eligible to receive awards under our equity compensation plan described below under “— Equity Compensation Plan.” On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 restricted shares vested on October 1, 2007, 25,000 restricted shares vested on October 1, 2008 and 25,000 restricted shares vested on October 1, 2009. On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, of which 50,000 vested on October 31, 2008 and 50,000 vested on October 31, 2009. The remaining 25,000 restricted shares will vest on October 31, 2010.
     On August 14, 2007 and November 20, 2007, we also awarded restricted shares to our non-employee directors. On August 14, 2007, we awarded: (i) 6,000 restricted shares to Michael G. Joliffe, of which 2,000 restricted shares vested on October 1, 2007, 2,000 restricted shares vested on October 1, 2008 and 2,000 restricted shares vested on October 1, 2009; (ii) 2,000 restricted shares to Thanassis J. Martinos, of which 666 restricted shares vested on October 1, 2007, 667 restricted shares vested on October 1, 2008 and 667 restricted shares vested on October 1, 2009; and (iii) 4,000 restricted shares to Markos Drakos, of which 1,333 restricted shares vested on October 1, 2007, 1,333 restricted shares vested on October 1, 2008 and 1,334 restricted shares vested on October 1, 2009. On November 20, 2007, we awarded: (i) 6,000 restricted shares to Michael G. Joliffe, of which 2,000 restricted shares vested on October 31, 2008, 2,000 restricted shares vested on October 31, 2009 and 2,000 restricted shares will vest on October 31, 2010; (ii) 2,000 restricted shares to Thanassis J. Martinos, of which 666 restricted shares vested on October 31, 2008, 666 restricted shares vested on October 31, 2009 and 667 restricted shares were forfeited due to Mr. Martinos’ resigning from the Board of Directors prior to the vesting date for such restricted shares; and (iii) 4,000 restricted shares to Markos Drakos, of which 1,333 restricted shares vested on October 31, 2008, 1,333 restricted shares vested on October 31, 2009 and 1,334 restricted shares vested on October 31, 2010. On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis, of which 4,698 vested on March 18, 2009. The remaining 4,698 restricted shares vest as follows: 2,349 on March 18, 2010 and 2,349 on March 18, 2011.
     The vesting of all of the restricted share awards is subject (i) in the case of Mr. Vafias and Mr. Babilis, such individuals continuing to perform services for the Company and its subsidiaries as of such date or (ii) in the case of Messrs. Jolliffe and Drakos, such individual remaining a member of our Board of Directors.
     We did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2009. During the year ended December 31, 2009, we recognized stock-based compensation expenses of $0.6 million with respect to awards for officers and directors.
Employees
     As of December 31, 2009, 541 officers and 405 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.
Share Ownership
     The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan
     We have an equity compensation plan, which we refer to as the Plan. The Plan is generally administered by the Compensation Committee of our Board of Directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our Board of Directors or by the Compensation Committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to re price outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are to be determined by the plan administrator and set forth in a written award agreement with the participant.
     The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In addition to awards to our executive officers and directors described above, on March 18, 2008, under the Plan, we awarded 9,396 restricted shares of our common stock to Mr. Babilis, our Deputy Chairman and Executive Director, and 16,609 restricted shares of our common stock to certain employees of our manager who provide services to us and such employees were treated as non-employees for stock-based compensation purposes. As of June 15, 2010, 250,005 shares of our common stock have been granted under the Plan since its adoption.
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
Major Shareholders
     The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as June 18, 2010 by:
•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 18, 2010 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 21,104,214 shares of common stock outstanding as of June 18, 2010. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders

Flawless Management Inc.(1)	4,000,000	19.0%
331 Kifissias Avenue Erithrea 14561 Athens, Greece

The Bessemer Group, Incorporated(2)	2,194,200	10.4%
100 Woodbridge Center Drive Woodbridge, New Jersey 07095-0980

Castor Investment Company(3)	2,000,000	9.5%
Trust Company Complex Ajeltake Road, Ajeltake Island Marshall Islands MH 96960

Zesiger Capital Group LLC(4)	1,919,250	9.1%
320 Park Avenue, 30th Floor New York, New York 10022

Royce & Associates, LLC(5)	1,137,339	5.4%
745 Park Avenue New York, New York 10021

Executive Officers and Directors
Harry N. Vafias(6)	4,200,000	19.9 (1)
Andrew J. Simmons	—	—
Michael G. Jolliffe(7)	12,000	*
Lambros Babilis(8)	9,396	*
Markos Drakos(9)	8,000	*
Thanassis J. Martinos(10)	403,333	1.9%

All executive officers and directors as a group (5 persons)	4,229,396	20.1%

*	Less than 1%.

(1)	According to Amendment No. 2 to a Schedule 13G filed with the SEC on June 27, 2009 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 4,000,0000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our Chief Executive Officer, President and Director, is the sole stockholder of Flawless Management Inc.

(2)	According to a Schedule 13G filed with the SEC on February 16, 2010, The Bessemer Group, Incorporated (“BGI”), as a parent holding company, and Bessemer Trust Company, N.A. (“BTNA”), Bessemer Investment management LLC (“BIM”) and Old Westbury Real Return Fund (the “Old Westbury Fund”) beneficially own an aggregate of 2,194,200 shares of our common stock. The filing indicates that BTNA is wholly owned by BGI, BIM is a wholly owned subsidiary of BTNA and is the investment advisor to the Old Westbury Fund, BTNA is a trust company that manages accounts for the benefit of others and BIM is a registered investment advisor that furnishes investment advisory services to the Old Westbury Fund. The filing also indicates that the shares are held by the Old Westbury Fund and that BGI, BTNA, BIM and the Old Westbury Fund have shared voting and shared dispositive power with respect to the 2,194,200 shares. The address of BGI is 100 Woodbridge Center Drive, Woodbridge, NJ 07095-01980. The address of BTNA and BIM is 630 Fifth Avenue, New York, NY 10111. The address of Old Westbury Fund is 3435 Steltzer Road, Columbus, OH 43219.

(3)	With respect to the 2,000,000 shares owned by Castor Investment Company, Mr. Constantinos Tsaousoglou has sole voting and dispositive power. Castor Investment Company’s address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH 96960

(4)	According to Amendment No. 3 to Schedule 13G filed with the SEC on February 10, 2010, Zesiger Capital Group LLC beneficially owns 1,919,250 shares of common stock and has sole voting power with respect to 1,539,000 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.

(5)	According to a Schedule 13G filed on February 9, 2010, Royce & Associates, LLC beneficially owns, and has sole voting and dispositive power with respect to 1,137,339 shares of common stock. Royce & Associates, LLC’s address is 745 Fifth Avenue, New York, NY 10151.

(6)	According to Amendment No. 2 to a Schedule 13G filed with the SEC on July 27, 2009 jointly filed by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,200,000 shares of common stock, which includes (i) 4,200,000 shares of common stock, 4,175,000 of which by virtue of the shares owned indirectly through Flawless Management Inc., and (ii) 25,000 restricted shares which are scheduled to vest on October 31, 2010. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.

(7)	Mr. Michael G. Jolliffe beneficially owns (i) 10,000 shares of common stock and (ii) 2,000 restricted shares which are scheduled to vest on October 31, 2010.

(8)	Mr. Lambros Babilis beneficially owns (i) 7,047 shares of common stock and (ii) 2,349 restricted shares which are scheduled to vest on March 18, 2011.

(9)	Mr. Markos Drakos beneficially owns (i) 6,666 shares of common stock and (ii) 1,334 restricted shares which are scheduled to vest on October 31, 2010.

(10)	Mr. Thanassis Martinos beneficially owns 400,000 shares of common stock by virtue of shares owned indirectly through Nike Investments Corporation, the beneficial owner being Mr. Thanassis Martinos, a former director of the Company. The address of Nike Investments Corporation is 80 Broad Street, Monrovia, Liberia. In addition, Mr. Thanassis G. Martinos beneficially owns 3,333 shares of common stock. Mr. Martinos resigned from our Board of Directors, effective April 22, 2010.
     We effected a registered public offering of our common stock and our common stock began trading on the NASDAQ National Market in October 2005. Accordingly, certain of our principal shareholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other shareholders. As of June 15, 2010, we had approximately 20 shareholders of record. Seven of the stockholders of record were located in the United States and held in the aggregate 16,972,951 shares of common stock representing approximately 78.5% of our outstanding shares of common stock. However, the seven United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 16,966,913 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.
     We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.
     On March 22, 2010 our Board of Directors approved a repurchase programme of the Company’s common stock of up to $15.0 million. There is no fixed time period for this repurchase programme. As at June 18, 2010, 1,205,229 common shares had been repurchased at an average price of $5.21 per share. The Company may discontinue this programme at any time.
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
Management and Other Fees
     In the year ended December 31, 2009, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. As a consequence of the amendment to the Management Agreement, effective January 1, 2007, the management fee is no longer adjusted quarterly as it was previously based on the U.S. dollar/Euro exchange rate published by Bloomberg LP two days prior to the end of the previous calendar quarter. Management fees for the years ended December 31, 2007, 2008 and 2009 were $4.1 million, $4.6 million and $5.2 million, respectively.
     We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2007, 2008 and 2009, total brokerage commissions of 1.25% amounted to $1.1 million, $1.4 million and $1.4 million, respectively, and were included in voyage expenses. For the years ended December 31, 2007, 2008 and 2009, the amounts of $1.1 million, $1.3 million and $0.6 million, respectively, were capitalized to the cost of the vessels.
     We also reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990 (US $1,267,981, based on the average exchange rate of €1.00: US $1.404 in effect throughout the year ended December 31, 2009). During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739 based on the average exchange rate of €1.00: US $1.474 in effect throughout the year ended December 31, 2008). During the year ended December 31, 2007, such compensation was in the aggregate amount of €1,415,923 (US $1,966,497 based on the average exchange rate of €1.00: US $1.3888).
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
     The initial term of our management agreement with Stealth Maritime expires in June 2010 but extends on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party.
Deemed Dividend
     Deemed dividends recorded in the year ended December 31, 2007 reduced additional paid in capital by $287,500. This represents the difference in the acquisition cost paid by us for the Gas Eternity, which was delivered to us in March 2006, compared to the price paid by the Vafias Group as part of the Vafias Group of LPG Carriers.
Office Space
     We lease office space from the Vafias Group. The initial lease term was for three years beginning January 3, 2005 with an annual rate was €24,000. For the years ended December 31, 2005, 2006 and 2007, the total rent paid was Euros 72,000, which amounted to $94,647 at the prevailing exchange rates over that period. This lease was renewed effective January 3, 2008 for two years at a rate of €32,000 per year. The total rent paid was €64,000, which amounted to $93,303 at the prevailing exchange rates over that period. This lease was renewed effective January 3, 2010 for two years at a rate of €42,000 per year.
Nike Investments Corporation
     Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our then-directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we agreed to register the shares of our common stock held by Nike Investments Corporation and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation. We registered the 400,000 shares of our common stock held by Nike Investments Corporation under the Securities Act on the Registration Statement on Form F-3 which we filed with the SEC as described in a prospectus supplement covering the 400,000 shares filed with the SEC on November 12, 2007.
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
Vessel Acquisitions
     In July 2007 and August 2007, respectively, we acquired the Gas Kalogeros, a 5,000 cbm fully pressurized newbuilding LPG carrier delivered ex-shipyard to its previous owner in March 2007, and the Gas Sikousis, a 2006-built 3,500 cbm fully pressurized LPG carrier, from Dreamship Inc. and Stellar Management Limited, each an affiliate of ours, for an aggregate of $34.5 million.
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
     On June 4, 2010, we entered into a memorandum of agreement to acquire from an affiliated entity an under construction Aframax crude oil tanker named “Spike” (formerly “Hull No 1757”) which is scheduled to be delivered in the third quarter of 2010. The purchase price of this vessel is $56,500,000. As provided by the related memorandum of agreement, no advance payment will be given.
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
     Dividend Policy. We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2007, 2007 and 2008, and paid a dividend of $0.1875 per share in March 2009. Our board of directors has determined to suspend the payment of cash dividends as a result of weakening market conditions in the international shipping industry and to preserve the Company’s liquid cash resources. Declaration and payment of any future dividend is subject to the discretion of our board of directors.
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

	High	Low
Year Ended December 31, 2005 (October 6, 2005 through December 31, 2005)	$14.59	$10.80
Year Ended December 31, 2006	14.79	10.90
Year Ended December 31, 2007	20.00	11.40
2008
Year Ended December 31, 2008	17.91	2.51
First Quarter	16.30	12.34
Second Quarter	17.91	13.75
Third Quarter	17.09	12.55
Fourth Quarter	13.41	2.51
2009
Year Ended December 31, 2009	17.91	2.51
First Quarter	6.73	3.93
Second Quarter	6.38	4.05
Third Quarter	6.64	4.44
Fourth Quarter	7.64	5.65
October 2009	7.64	6.03
November 2009	7.06	5.65
December 2009	6.60	5.95

	High	Low
2010
Year Ended December 31, 2010 (through June 18, 2010)	6.45	4.42
First Quarter	6.45	4.55
January 2010	6.45	4.69
February 2010	5.11	4.55
March 2010	5.50	4.56
Second Quarter (through June 18, 2010)	5.98	4.42
April 2010	5.98	4.42
May 2010	5.63	4.78
June 2010 (through June 18, 2010)	5.40	4.62
Comparison of Cumulative Total Shareholder Return
     Set forth below is a graph comparing the cumulative total shareholder return of our common stock between October 6, 2005 and December 31, 2009, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on October 6, 2005. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information
Share Capital
     Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 22,310,110 shares were issued and outstanding and fully paid as of December 31, 2009, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, none of which were issued and outstanding as of December 31, 2009 and June 18, 2010. All of our shares of stock are in registered form. As of June 18, 2010, there were 21,104,881 issued shares of common stock and 21,104,214 outstanding shares of common stock, in each case, including 35,501 unvested shares of restricted stock, and no outstanding options.
Common Stock
     As of December 31, 2009, we had 22,310,110 shares issued and 21,104,214 shares of common stock outstanding, out of 100,000,000 shares authorized to be issued. As of June 18, 2010, we had 21,104,881 shares issued and 21,104,214 shares of common stock outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.
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
     Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
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
Material Contracts
     The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report, or which we have otherwise determined are material. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

     (a) Amended and Restated Management Agreement
     Amended and Restated Management Agreement dated as of June 20, 2005, as amended by Addendum No. 1 thereto dated as of January 1, 2007, between the Company and Stealth Maritime S.A. for an initial term expiring June 20, 2010. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12-month periods. No such notice has been given, and accordingly this agreement will extend to June 2011. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a fixed management fee of $440 per day per vessel operating under a voyage or time charter and $125 per vessel per day for any vessel on bareboat charter, in advance on a monthly basis, pro rated for the calendar days we own the vessels. We are also obligated to pay Stealth Maritime a fixed fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor.
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
     (c) Nike Investments Corporation
     Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our then-directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we agreed to register the shares of our common stock held by Nike Investments Corporation and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation. We registered the 400,000 shares of our common stock held by Nike Investments Corporation under the Securities Act on the Registration Statement on Form F-3 which we filed with the SEC as described in a prospectus supplement covering the 400,000 shares filed with the SEC on November 12, 2007.
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
     (m) NIBC Bank N.V

     For a description of our loan agreement, dated June 25, 2009 with NIBC Bank N.V. see “Item 5. Operating and Financial Review and Prospects — Credit Facilities— New NIBC Bank N.V. Credit Facility.”
     (n) Vessel Acquisition Agreements
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
     On February 29, 2008, we entered into an agreement with Event Holdings Inc, an affiliate of ours, to acquire the Gas Natalie, a 3,213 cbm fully pressurized 1997-built LPG carrier, which was delivered to us in January 2009, subject to a bareboat charter until September 2011. The vessel was subsequently sold in January 2010.
     On June 4, 2010, we entered into a memorandum of agreement to acquire from an affiliated entity an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”) which is scheduled to be delivered in the third quarter of 2010. The purchase price of this vessel is $56,500,000. As provided by the relate memorandum of agreement, no advance payment will be given.
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
     Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 19.9% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.
     We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2009.
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

     Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading “PFIC Status and Significant Tax Consequences” below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as “qualified dividend income” eligible for the preferential tax rates described above.
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

     In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision, Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. However, if the principles of the Tidewater decision were applicable to our time charters, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.
     We do not believe that we were a PFIC for 2009. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2009. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2009 or a subsequent year. Moreover, we may qualify as a PFIC for 2010 or a subsequent year if there were to be a change in the nature of our operations.
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
     Backup Withholding and Information Reporting
     In general, dividend payments, or other taxable distributions, made within the United States to a non corporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:
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
Interest rate risk
     We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2007, 2008 and 2009.

							Floating Rate
				Notional Amount on	Fixed Rate		(StealthGas	Fair Value December	Fair Value December	Fair Value December
Counterparty	Contract Trade Date	Effective Date	Termination Date	Effective Date	(StealthGas Pays)		Receives)	31, 2007	31, 2008	31, 2009
FORTIS	March 31, 2005	May 30, 2007	May 30, 2016	$22.5 million	4.55	%(1)	3 month U.S. dollar LIBOR	$(0.3) million	$(1.0) million	$(1.0) million
DNB NOR BANK ASA	January 23, 2006	March 9, 2006	March 9, 2016	$22.5 million	4.52	%(2)	6 month U.S. dollar LIBOR	$(0.3) million	$(1.7) million	$(1.3) million
DNB NOR BANK ASA	May 22, 2006	September 11, 2006	September 11, 2011	$25.0 million	5.42%		6 month U.S. dollar LIBOR	$(1.2) million	$(2.6) million	—
DNB NOR BANK ASA	June 22, 2007	September 11, 2007	September 11, 2012	$25.0 million	5.58%		6 month U.S. dollar LIBOR	$(1.5) million	$(3.5) million	—
FORTIS	January 15, 2008	January 17, 2008	January 17, 2013	$41.7 million	3.66%		3 month U.S. dollar LIBOR	—	$(2.4) million	$(1.8) million
DEUTSCHE BANK	March 18, 2008	March 20, 2008	March 20, 2013	$40.3 million	3.09%		6 month U.S. dollar LIBOR	—	$(1.5) million	$(1.1) million
DNB NOR BANK ASA	July 16, 2009	September 9, 2009	March 9, 2016	$53.3 million	4.73%		3 month U.S. dollar LIBOR	—	—	$(4.8) million
NIBC BANK N.V.	July 16, 2009	July 20, 2009	July 2, 2014	$23.9 million	2.77%		3 month U.S. dollar LIBOR	—	—	$(0.3) million

(1)	If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate would be the United States dollar three month LIBOR.

(2)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.
     As of December 31, 2009, total bank indebtedness of the Company was $345.8 million, of which $178.0 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2009, we paid fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR of approximately 0.83% for three month LIBOR and 1.59% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements. As of December 31, 2009 and April 30, 2010, our interest rate swap agreements are, on an average basis, above the prevailing three-month and six-month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2009 and the first half of 2010. Accordingly, the effect of these interest rate swap agreements in 2009 and the first half of 2010 has been to increase our interest expense.

Specifically, we incurred additional interest expense of $4.8 million and $1.2 million for the years ended December 31, 2009 and 2008, respectively.
     Based on the amount of our outstanding indebtedness as of December 31, 2009, and our interest swap arrangements as of December 31, 2009, a hypothetical one percentage point increase or decrease in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest rate expense, on an annualized basis, by approximately $0.5 million and decrease our interest rate expense by approximately $2.8 million, respectively. We have not and do not intend to enter into interest rate swaps for speculative purposes.
Foreign exchange rate fluctuation
     We generate all of our revenues in U.S. dollars and incur less than 10% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2009, less than 10% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar mainly in Euros. Other than with regard to five LPG carrier construction contracts denominated in Japanese Yen, which are discussed below, we have not hedged currency exchange risks associated with our revenues and expenses from operations and our operating results could be adversely affected as a result. Due to our relatively low percentage exposure, other than with regard to the five LPG carrier construction contracts denominated in Japanese Yen, to currencies other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic.
     On February 25, 2008, we signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between February 2011 and May 2012, at an aggregate contract price of Yen 12,008,000,000 ($111,185,185, based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108 as of February 25, 2008). On February 29, 2008, we paid the first 10% installment of Yen 1,200,800,000 ($11,118,519, based upon the prevailing USD/JPY exchange rate of $1.00:JPY108 as of February 25, 2008). On August 5, 2008, we entered into 14 foreign currency forward contracts to hedge part of our exposure to fluctuations of our anticipated cash payments in Japanese Yen relating to the construction of the five LPG carriers. The contracts which have different forward value dates are at different rates of exchange, the weighted average rate for these contracts is 98.86 JPY/USD. Under the 14 contracts, we will convert approximately JPY5.4 billion of cash outflows to U.S. dollars at various dates from 2009 to 2011. As of December 31, 2009, we recorded an asset of $3.64 million in respect of the fair value of these forward contracts on our balance sheet.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009.
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
     In making its assessment of the Company’s internal control over financial reporting as of December 31, 2009, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in

Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.
     Management concluded that, as of December 31, 2009 the Company’s internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Control Over Financial Reporting
     During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and Stockholders of StealthGas Inc., Majuro, Republic of the Marshall Islands
     We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 28, 2010 expressed an unqualified opinion on those financial statements.
/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
June 28, 2010
Item 16A. Audit Committee Financial Expert
     The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the NASDAQ Stock Market.
Item 16B. Code of Ethics
     We have adopted a Code of Business Conduct and Ethics, a copy of which are posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Andrew J. Simmons, Chief Financial Officer, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2009.
Item 16C. Principal Accountant Fees and Services
     Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2009	2008
Audit fees	$713	$661
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$713	$661
(1) Audit fees
     Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A., which we refer to as Deloitte, in 2009 and 2008 were compensation for professional services rendered for the audits of the Company’s financial statements for the years ended December 31, 2009 and 2008 and review of the quarterly financial information for the first three quarters of 2009 included in reports on Form 6-K furnished to the SEC by the Company.
(2) Further Assurance /Audit Related Fees
     Deloitte did not provide any services that would be classified in this category in 2009 and 2008
(3) Tax Fees

     Deloitte did not provide any tax services in 2009 and 2008.
(4) All Other Fees
     Deloitte did not provide any other services that would be classified in this category in 2009 and 2008.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     We did not repurchase any shares of our common stock in 2009. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. As at June 18, 2010, 1,205,229 common shares had been repurchased at an average price of $5.21 per share. We may discontinue or cancel this program at any time.

Total Number
			of Shares	Maximum
			Purchased as	Number of Shares
	Total	Average	Part of Publicly	that May Yet Be
	Number of	Price	Announced	Purchased Under
	Shares	Paid Per	Plans or	the Plans or
	Purchased	Share	Programs	Programs
Period	(a)	(b)	(c)	(d)
April 22, to April 29, 2010	545,843	$5.40	545,843	N/A	(1)
May 6, to May 28, 2010	112,629	$5.05	658,472	N/A	(1)
June 2010 (through June 18, 2010)	546,757	$5.06	1,205,229	N/A	(1)

(1)	Approximately $8.72 million remains unused under the approved stock repurchase program as of the date of this report.
Item 16F. Change in Registrant’s Certifying Accountant
     Not Applicable.
Item 16G. Corporate Governance
Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers
     Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under Nasdaq corporate governance standards, however, we voluntarily comply in full with all applicable Nasdaq corporate governance standards.

     Please see “Item 6. Directors, Senior Management and Employees” for a description of our current non-compliance with certain corporate governance standards due to the resignation of one of our independent directors on April 22, 2010 and our reliance on a Nasdaq exemption from such compliance until October 19, 2010, prior to which time we expect to elect a new independent director and regain compliance with these corporate governance standards.
PART III
Item 17. Financial Statements
Not Applicable.
Item 18. Financial Statements
Reference is made to pages F-1 through F-37 incorporated herein by reference.
Item 19. Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company*

1.2	Amended and Restated Bylaws of the Company*

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended***

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.*

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated*****

4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations*

4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA**

4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA**

4.7	Loan Agreement, dated May 17, 2006, with Fortis Bank-Athens Branch***

4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA***

4.9	Letter Agreement, dated August 2, 2006, with Nike Investments Corporation, as amended***

4.10	Memorandum of Agreement, dated March 30, 2007, for the Gas Kalogeros***

4.11	Memorandum of Agreement, dated March 30, 2007, for the Gas Sikousis***

4.12	Promissory Note dated May 16, 2007 issued in favor of Brave Maritime Corp.***

4.13	Second Supplemental Agreement, between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited and DnB NOR Bank ASA, dated January 30, 2007****

4.14	Loan Agreement, dated as of June 21, 2007, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank*****

4.15	Supplemental Agreement, dated January 8, 2008, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank*****

4.16	Memorandum of Agreement, dated February 29, 2008, for the Gas Defiance*****

4.17	Memorandum of Agreement, dated February 29, 2008, for the Gas Shuriken*****

4.18	Memorandum of Agreement, dated February 29, 2008, for the Gas Astrid*****

4.19	Memorandum of Agreement, dated February 29, 2008, for the Gas Exelero*****

4.20	Memorandum of Agreement, dated February 29, 2008, for the Gas Natalie****

4.21	Loan Agreement, dated July 30, 2008, between StealthGas Inc., as borrower, and National Bank of Greece, as lender*****

4.22	Loan Agreement, dated August 28, 2008, between StealthGas Inc., as borrower, and Emporiki Bank of Greece, S.A., as lender*****

4.23	Third Supplemental Agreement, dated March 14, 2008, Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited, as joint and several borrowers, and DnB NOR Bank ASA, as lender*****

4.24	Loan Agreement, dated January 30, 2009, between Casteli Castle Inc., as borrower, DnB NOR Bank ASA, as lender, DnB NOR Bank ASA, as Agent, Account Bank and Security Trustee, and DnB NOR Bank ASA as Swap Bank*****

4.25	Loan Agreement, dated February 12, 2008, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft, as lender*****

4.26	Loan Agreement, dated February 19, 2009, between EFG Eurobank Ergasias S.A., as lender, and StealthGas Inc., as borrower*****

4.27	Loan Agreement, dated February 18, 2009, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB BANK S.E., Nordic Branch as Arranger, Agent, Security Trustee and Swap Bank*****

4.28	Memorandum for Agreement, dated June 4, 2010, for the M/V Spike, and Addendum No. 1 thereto, date June 22, 2010

4.29	Amendment Letter, dated March 18, 2010, between StealthGas and Scotiabank (Ireland) Limited, in respect of Loan Agreement, dated June 21, 2007, as amended

4.30	Supplemental Agreement, dated October 21, 2009, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft

4.31	Second Supplemental Agreement, dated April 27, 2010, between StealthGas Inc., as borrower, and

Number	Description
Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended, as supplemented by a supplemental agreement dated October 21, 2009.

8	Subsidiaries

11.1	Code of Business Conduct and Ethics***

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.

***	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 5, 2007.

****	Previously filed as an exhibit to the Company’s Report on Form 6-K filed with the SEC on July 17, 2007.

*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 11, 2008.

*****	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 18, 2009.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name: Harry N. Vafias
Title: President and Chief Executive Officer
Date: June 29, 2010

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     To the Board of Directors and Stockholders of StealthGas Inc., Majuro, Republic of the Marshall Islands
     We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
June 28, 2010

StealthGas Inc.
Consolidated Balance Sheets
As of December 31, 2008 and 2009 (Expressed in United States Dollars, except for share data)

		December 31,
	Note	2008	2009
Assets
Current assets
Cash and cash equivalents		41,848,059	44,076,339
Trade and other receivables		2,325,438	1,685,558
Claims receivable		607,306	493,852
Inventories	4	1,254,142	2,146,919
Advances and prepayments		812,654	625,870
Restricted cash		3,672,439	4,399,188
Vessels held for sale	6	—	13,829,512
Fair value of derivatives		1,938,480	1,774,515

Total current assets		52,458,518	69,031,753

Non current assets
Advances for vessels under construction and acquisitions	5	23,009,597	23,485,905
Vessels, net	6	551,771,040	594,931,791
Other receivables		246,219	169,616
Restricted cash		600,000	1,550,000
Deferred finance charges, net of accumulated amortization of $267,118 and $469,888	7	550,226	1,466,756
Fair value of derivatives	13	5,711,523	1,861,189

Total non current assets		581,888,605	623,465,257

Total assets		634,347,123	692,497,010

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	2,407,377	7,310,097
Trade accounts payable		3,256,175	4,223,548
Other accrued liabilities	8	4,518,097	6,095,322
Customer deposits	11	1,436,369	3,522,287
Deferred income	10	4,776,359	3,643,963
Other current liability	5	—	8,061,250
Current portion of long-term debt	12	24,380,554	31,612,718
Current portion of long-term debt associated with vessel held for sale	6	—	4,554,270

Total current liabilities		40,774,931	69,023,455

Non current liabilities
Fair value of derivatives	13	12,762,979	10,327,792
Customer deposits	11	3,467,017	—
Fair value of below market acquired time charter	9	181,552	—
Other non current liability	5	—	2,688,750
Long-term debt	12	259,313,319	309,655,082

Total non current liabilities		275,724,867	322,671,624

Total liabilities		316,499,798	391,695,079

Commitments and contingencies	21	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share
100,000,000 common shares authorized 22,310,110 and 22,310,110 shares issued and outstanding with a par value of $0.01 per share	14	223,101	223,101
Additional paid-in capital	14	283,526,241	284,100,096
Retained earnings		34,910,189	17,415,158
Accumulated other comprehensive (loss)		(812,206)	(936,424)

Total stockholders’ equity		317,847,325	300,801,931

Total liabilities and stockholders’ equity		634,347,123	692,497,010

     The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Operations
For the years ended December 31, 2007 2008 and 2009
(Expressed in United States Dollars, except for share data)

		December 31,
	Note	2007	2008	2009
Revenues
Voyage revenues		89,995,123	112,551,901	113,045,961

Expenses
Voyage expenses	18	5,369,546	6,180,754	10,522,573
Vessels’ operating expenses	18	25,435,578	32,178,385	38,001,481
Dry-docking costs		314,181	1,112,992	1,266,455
Management fees	3	4,126,610	4,618,025	5,230,990
General and administrative expenses		5,024,912	4,772,615	3,564,779
Depreciation	6	16,546,692	23,283,393	26,766,672
Impairment loss		—	—	9,867,777
Forfeiture of vessel deposit and contract termination fees				16,500,000
Charter termination fees		—	—	(753,000)
Net (gain)/loss on sale of vessels		—	(1,673,321)	791,659

Total expenses		56,817,519	70,472,843	111,759,386

Income from operations		33,177,604	42,079,058	1,286,575

Other income and (expenses)
Interest and finance costs		(9,831,404)	(9,962,504)	(9,109,222)
Change in fair value of derivatives		(2,573,992)	(2,713,055)	(5,478,163)
Interest income		1,888,070	743,193	250,326
Foreign exchange loss		(122,171)	(159,208)	(261,401)

Other expenses, net		(10,639,497)	(12,091,574)	(14,598,460)

Net Income / (Loss)		22,538,107	29,987,484	(13,311,885)

Earnings / (Loss) per share
— Basic		1.25	1.35	(0.60)

— Diluted		1.25	1.34	(0.60)

Weighted average number of shares
—Basic		17,900,576	22,130,542	22,219,442

—Diluted		17,943,346	22,182,118	22,219,442

Cash dividends declared per share		0.75	0.75	0.1875

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the years ended December 31, 2007, 2008 and 2009
(Expressed in United States Dollars, except for share data)

		Capital stock				Accumulated
		Number of		Additional		Other
	Comprehensive	Shares	Amount	Paid-in Capital	Retained	Comprehensive
	Income	(Note 14)	(Note 14)	(Note 14)	Earnings	Income/(Loss)	Total
Balance as of January 1, 2007		14,000,000	144,000	150,607,621	12,826,845	223,762	163,802,228

Follow-on public offering net of issuance cost		7,200,000	72,000	121,860,958	—	—	121,932,958
Underwriters’ over-allotment option exercised net of issuance cost		460,105	4,601	7,821,785	—	—	7,826,386

Issuance of restricted shares and and related stock based compensation		224,000	2,240	1,322,503			1,324,743
Dividends paid ($0.75 per share per year)		—	—	—	(13,714,540)	—	(13,714,540)

Net income for the year	22,538,107	—	—	—	22,538,107	—	22,538,107

Other comprehensive income
— Cash flow hedges:
Swap contract	(628,334)					(628,334)	(628,334)
Reclassification adjustment	(50,760)					(50,760)	(50,760)

Comprehensive income	21,859,013	—	—	—	—	—	—

Balance, December 31, 2007		22,284,105	222,841	281,612,867	21,650,412	(455,332)	303,030,788

Issuance of restricted shares and and related stock based compensation		26,005	260	1,913,374			1,913,634
Dividends paid ($0.75 per share per year)		—	—	—	(16,727,707)	—	(16,727,707)

Net income for the year	29,987,484	—	—	—	29,987,484	—	29,987,484

Other comprehensive income
— Cash flow hedges:
Swap contract	(347,162)					(347,162)	(347,162)
Reclassification adjustment	(9,712)					(9,712)	(9,712)

Comprehensive income	29,630,610	—	—	—	—		—

Balance, December 31, 2008		22,310,110	223,101	283,526,241	34,910,189	(812,206)	317,847,325

Stock based compensation				573,855			573,855
Dividends paid ($0.1875 per share)		—	—	—	(4,183,146)	—	(4,183,146)

Loss for the year	(13,311,885)	—	—	—	(13,311,885)	—	(13,311,885)

Other comprehensive income
— Cash flow hedges:
Swap contract	168,825					168,825	168,825
Reclassification adjustment	(293,043)					(293,043)	(293,043)

Comprehensive income	(13,436,103)	—	—	—	—		—

Balance, December 31, 2009		22,310,110	223,101	284,100,096	17,415,158	(936,424)	300,801,931
     The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007 2008 and 2009
(Expressed in United States Dollars)

		December 31,
	2007	2008	2009
Cash flows from operating activities
Net income / (loss) for the year	22,538,107	29,987,484	(13,311,885)

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	16,621,400	23,388,379	26,969,442
Amortization of fair value of time charter	(1,377,146)	(1,005,865)	(181,552)
Forfeiture of vessel deposit and contract termination fees	—	—	16,500,000
Share based compensation	1,324,743	1,913,634	573,855
Change in fair value of derivatives	2,573,992	1,467,113	1,454,894
Impairment loss	—	—	9,867,777
(Gain)/loss on sale of vessels		(1,673,321)	791,659

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,252,630)	(222,382)	716,483
Claims receivable	(26,041)	(561,236)	(642,259)
Inventories	(89,491)	(417,777)	(892,777)
Advances and prepayments	57,451	(599,735)	186,784
Increase/(decrease) in
Payable to related party	5,648,235	(5,439,314)	4,902,720
Trade accounts payable	1,356,965	(150,246)	967,373
Other accrued liabilities	(753,460)	590,069	1,577,225
Deferred income	1,082,372	803,989	(1,132,396)

Net cash provided by operating activities	47,704,497	48,080,792	48,347,343

Cash flows from investing activities
Insurance proceeds	269,893	—	755,713
Advances for vessel under construction and acquisitions	(12,450,000)	(23,009,597)	(11,976,308)
Proceeds from sale of vessels, net	—	26,883,889	11,669,374
Acquisition of vessels	(133,846,574)	(167,509,111)	(100,335,745)
Decrease/(increase) in restricted cash account	(3,609,934)	3,654,833	(1,676,749)

Net cash used in investing activities	(149,636,615)	(159,979,986)	(101,563,715)

Cash flows from financing activities
Capital stock	76,601	—	—
Follow-on offering	129,528,000	—	—
Underwriters’ over allotment option exercised	8,277,289	—	—
Stock Issuance costs	(8,122,546)	—	—
Dividends paid	(13,714,540)	(16,727,707)	(4,183,146)
Deferred finance charges	(145,795)	(304,549)	(1,119,300)
Customer deposits	3,190,821	(270,707)	(1,381,099)
Loan repayment	(48,757,211)	(23,866,656)	(26,021,803)
Proceeds from short-term bridge facility	26,500,000	—	—
Proceeds from long-term debt	27,067,500	161,802,000	88,150,000

Net cash provided by financing activities	123,900,119	120,632,381	55,444,652

Net increase in cash and cash equivalents	21,968,001	8,733,187	2,228,280
Cash and cash equivalents at beginning of year	11,146,871	33,114,872	41,848,059

Cash and cash equivalents at end of year	33,114,872	41,848,059	44,076,339

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	9,329,123	10,743,998	8,716,032

Non cash items:
Fair value of below market acquired time charter	1,572,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2009 owned a fleet of thirty nine liquefied petroleum gas (LPG) carriers and three medium range (M.R.) type product carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
As of December 31, 2009, StealthGas Inc. included the ship-owing companies listed below:
LPG carriers

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm

1.	VCM Trading Ltd.	Ming Long	October 12, 2004	3,515.55
2.	Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
3.	LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
4.	Geneve Butane Inc.	Gas Courchevel	November 24, 2004	4,102.00
5.	Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92
6.	Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
7.	Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
8.	Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
9.	Industrial Materials Inc.	Gas Texiana	April 11, 2005	5,013.33
	Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
			(sold on January 28, 2008)
10.	Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
11.	Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
12.	Empire Spirit Ltd.	Gas Monarch	May 31, 2005	5,018.35
13.	Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
14.	Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
15.	Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
16.	Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
17.	Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
18.	East Propane Inc.	Catterick	November 24, 2005	5,001.41
19.	Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
	Malibu Gas Inc.	Feisty Gas*	December 16, 2005	4,111.24
20.	Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
	Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78
			(sold on December 9, 2009)
21.	International Gases Inc	Gas Zael*	April 03, 2006	4,111.24
22.	Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
23.	Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
24.	Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
	Ocean Blue Limited	Gas Nemesis	June 15, 2006	5,016.05
			(sold on January 29, 2008)
25.	Baroness Holdings Inc.	Gas Pasha	June 30, 2006	3,244.04
26.	Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
27.	Aura Gas Inc.	Sea Bird II	May 18, 2007	3,518.00
	European Energy Inc.	Gas Renovatio	May 29, 2007	3,312.50
			(sold on March 19, 2008)
28.	Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
29.	Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
1.	Basis of Presentation and General Information — Continued

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm

30.	Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
31.	Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
32.	Gastech Inc.	Gas Sikousis	August 03, 2007	3,500.00
	Espace Inc.	Gas Sophie	October 15, 2007	3,500.00
			(sold on June 10, 2009)
33.	Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00
34.	Ecstasea Inc.	Gas Premiership	March 19, 2008	7,200.00
35.	Spacegas Inc.	Gas Defiance	August 1, 2008	5,000.00
36.	Financial Power Inc.	Gas Shuriken	November 3, 2008	5,000.00
37.	Tankpunk Inc.	Gas Natalie	January 22, 2009	3,213.92
38.	Sound Effex Inc.	Gas Astrid	April 16, 2009	3,500.00
39.	Revolution Inc.	Gas Exelero	June 30, 2009	3,500.00

	Name of Company	Vessel Name	To be delivered on	cbm

	Pelorus Inc.	Hull K 421	July 2011	5,000.00
	Rising Sun Inc.	Hull K 422	February 2011	5,000.00
	Carinthia Inc.	Hull K 423	March 2011	5,000.00
	Tatoosh Beauty Inc.	Hull K 424	May 2012	7,500.00
	Octopus Gas Inc.	Hull K 425	November 2011	7,500.00

		M.R. type product carriers

	Name of Company	Vessel Name	Acquisition Date	dwt

40.	Clean Power Inc.	Navig8 Fidelity	January 9, 2008	46,754.29
41.	MR Roi Inc.	Navig8 Faith	February 27, 2008	46,754.29
42.	King of Hearts Inc.	Alpine Endurance	July 14, 2009	47,000.00

	Name of Company	Vessel Name	Cancelled on	dwt

	Castell Castle Inc.	Stealth Argentina	December 18, 2009	50,500.00

*	On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).
During 2007, 2008 and 2009, four charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

	Year ended December 31,
Charterer	2007	2008	2009

A	27%	22%	17%
B	21%	21%	15%
C	20%	20%	13%
D	—	—	10%

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
Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income/(loss) which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.
Foreign Currency Translation: The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.
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
Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2008 and 2009, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required at December 31, 2007, 2008 and 2009.
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
(Expressed in United States Dollars)
2. Significant Accounting Policies — Continued
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
Impairment or Disposal of Long-lived Assets: The Company follows the standard about the Impairment or Disposal of Long-lived Assets. The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management reviews the carrying amount of the vessels when events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable.
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
At December 31, 2009, the Company performed an impairment review of the Company’s long-lived and intangible assets, due to the global economic downturn and the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of the one which was scheduled to be delivered in 2010 and the Company identified and recorded an impairment loss of $160,237 in 2009. In 2009 the Company recorded impairment on assets held for sale in the amount of $9,707,540. The total amount of $9,867,777 is presented under the caption “Impairment loss” in the consolidated statements of operations. No impairment was identified or recorded in 2008 and 2007.
Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels, LPG and product carriers, to be 30 and 25 years, respectively, from the date of their construction.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
2. Significant Accounting Policies — Continued
Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in its present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria of guidance, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. Except for 2009, no such adjustments were identified for the years ended December 31, 2008 (Note 6).
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
Pension and Retirement Benefit Obligations — Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.
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
(Expressed in United States Dollars)
2. Significant Accounting Policies — Continued
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
Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service (Note 15).
Earnings/(Loss) per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. The treasury stock method is used in calculating diluted earnings per share for convertible senior notes as the Company expects to settle the principle partially or wholly in cash (Note 16).
On January 1, 2009, the Company adopted new guidance which clarified that unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented, for the years ended December 31, 2005, 2006, and reduced basic EPS by $0.01 for the years ended December 31,2007 and 2008 respectively
Income Taxes: The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do not levy tax on income, but rather a tonnage tax on the vessel (Note 19).

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
2. Significant Accounting Policies — Continued
Derivatives: The guidance, “Accounting for Derivative Instruments and Hedging Activities” as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.
During 2008 and 2009, the Company engaged in six interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Notes 12, 13). These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the accompanying consolidated balance sheets at December 31, 2008 and December 31, 2009 with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income/(loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of operations under the caption “Change in fair value of derivatives”. If the hedged items are forecasted transactions that later no longer expected to occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is the Company’s intention to hold these swap agreements to maturity. For interest rate swap agreements, which did not qualify for cash flow hedge accounting, the Company recorded the change in fair values currently in earnings under the caption “Change in fair value of derivatives”. Additional interest paid or received on interest rate swaps is also recognized under the caption “Change in fair value of derivatives”.
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
Fair Value Measurements: Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments. (Note 13).
Recent Accounting Pronouncements: In March 2008, new guidance was issued with the intent to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. The new guidance allows but does not require comparative disclosures for earlier periods at initial adoption. The Company adopted the new guidance in 2009 and included the required disclosures (Note 13).
On June 16, 2008, new guidance clarified that all unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The new guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
2. Significant Accounting Policies — Continued
The Company adopted the new guidance in 2009 and presents earnings per share pursuant to the two-class method (Note 16).
In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.
The guidance also requires those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the new guidance in the second quarter of 2009 and included the required disclosures (Note 13).
In May 2009, new guidance was issued relating to management’s assessment of subsequent events. This new guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company adopted the new guidance in the second quarter of 2009 and included the required disclosures (Note 22).
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification’s content will carry the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. The new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and updated references to U.S. GAAP in these consolidated financial statements to reflect the guidance in the Codification.
In June 2009, new guidance was issued with regards to the consolidation of variable interest entities (“VIE”). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on the Company’s consolidated financial statements.
In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
2. Significant Accounting Policies — Continued
expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.
3. Transactions with Related Party
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 of the Management Agreement. For the years ended December 31, 2007, 2008 and 2009, total brokerage commissions of 1.25% amounted to $1,096,426, $1,385,767 and $1,418,024, respectively, and were included in voyage expenses. For the years ended December 31, 2007, 2008 and 2009, the management fees were $4,126,610, $4,618,025 and $5,230,990, respectively.
The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2007, 2008 and 2009 commission fees of $1,008,090, $1,340,000 and $575,000, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2008 and 2009 the amounts of $272,750 and $121,000, respectively, were recognized as expenses relating the sale of vessels and are included in the consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”.
The Manager has subcontracted the technical management some of the vessels to two unaffiliated ship-management companies, EMS Ship Management (“EMS”) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.
In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director for the amounts of $1,966,497, $1,295,739 and $1,267,981 for the years ended December 31, 2007, 2008 and 2009, respectively, and are included in the consolidated statements of operations under the caption “General and administrative expenses”.
The current account balance with the Manager at December 31, 2008 and at December 31, 2009 was a liability of $2,407,377 and $7,310,097, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.
The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a new two-year cancelable agreement for the provided office facilities. Rental expense for the years ended December 31, 2007, 2008 and 2009 amounted to $33,388, $48,201 and $45,102, respectively.
On February 29, 2008, the Company entered into separate memoranda of agreement with its affiliate Brave Maritime Corporation Inc. to acquire one second hand LPG carrier named “Gas Natalie” which was delivered on January 22, 2009 and four under construction LPG carriers, the “Gas Defiance”, the “Gas Shuriken which were delivered on August 1, 2008 and November 3, 2008, respectively, Gas Astrid (formerly Hull “K411”) and the Gas Exelero (formerly Hull “K412”) which were delivered on April 16, 2009 and June 30, 2009, respectively. There

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
3. Transactions with Related Party — Continued
were no advance payments made for these vessels. The aggregate purchase price of the vessels delivered in 2008 and 2009 was $44,320,000 and $48,300,000,respectively.
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2008	2009

Bunkers	384,481	956,903
Lubricants	869,661	1,190,016

Total	1,254,142	2,146,919

5. Advances for Vessels Under Construction and Acquisitions
During the year ended December 31, 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2007	12,450,000
Advances for vessels acquisitions	11,500,000
Advances for vessels under construction	11,120,002
Capitalized interest	389,595
Vessels delivered	(12,450,000)

Balance, December 31, 2008	23,009,597
Advances for vessels under construction	11,375,989
Capitalized interest	600,319
Vessel delivered	(5,750,000)
Forfeiture of vessel deposit	(5,750,000)

Balance, December 31, 2009	23,485,905

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2008 and December 31, 2009 amounting to $23,009,597 and $23,485,905, respectively, represent advance payments to a ship-builder for five LPG carriers under construction and to sellers for two new re-sale M.R. product tankers.
On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers at an aggregate contract price of Yen 12,008,000,000 (approx. $124,486,017 based upon an aggregate average USD/JPY exchange rate of $1.00:JPY 96.46). The vessels, after an agreement signed on February 27, 2009, are scheduled for delivery between February 2011 and May 2012, On February 29, 2008, the Company paid the first 10% installment of Yen 1,200,800,000 ($11,120,002) to the shipbuilding yard and on February 27, 2009, the Company paid the second 10% installment of Yen 1,200,800,000 ($11,375,989).
On March 18, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Alpine Endurance” (formerly “Hull No. 2139”) which was delivered on July 14, 2009. The purchase price of this vessel is $57,500,000. On March 27, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
5. Advances for Vessels Under Construction and Acquisitions — Continued
On June 25, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) which was scheduled to be delivered in the fourth quarter of 2009. The purchase price of this vessel was $57,500,000. On June 30, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer. In December 2009 the Company began negotiations with the seller to cancel the acquisition of the vessel due to various technical deficiencies identified in vessel’s design. In December 2009, the Company and the seller mutually agreed to cancel the memorandum of agreement to acquire the vessel. The cancellation fee consisted of forfeiture of the Company’s deposit totaling $5,750,000, plus a cash payment of $10,750,000. The total cancellation fee of $16,500,000 is included in the consolidated statements of operations under the caption “Forfeiture of vessel deposit and contract termination fees”.
6. Vessels, net

		Accumulated
	Vessel cost	Depreciation	Net Book Value

Balance, December 31, 2007	428,842,324	(33,747,002)	395,095,322
Acquisitions	179,959,111	—	179,959,111
Depreciation for the year	—	(23,283,393)	(23,283,393)

Balance, December 31, 2008	608,801,435	(57,030,395)	551,771,040
Acquisitions	106,085,745	—	106,085,745
Held for sale	(16,271,256)	2,441,744	(13,829,512)
Disposals	(14,741,063)	2,280,030	(12,461,033)
Impairment loss	(9,867,777)	—	(9,867,777)
Depreciation for the year	—	(26,766,672)	(26,766,672)

Balance, December 31, 2009	674,007,084	(79,075,293)	594,931,791

During the year ended December 31, 2009, the Company acquired the vessels “Gas Natalie”, “Gas Astrid”, “Gas Exelero” and “Alpine Endurance” for a total consideration of $106,085,745.
On May 19, 2009 the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Sophie” to an unaffiliated third party for $6,500,000. The vessel was delivered to her new owners on June 10, 2009 and the Company realized an aggregate loss from the sale of vessel of $791,659 which is included in the Company’s consolidated statement of operations in the second quarter of 2009.
On October 22, 2009, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Fortune” to an unaffiliated third party for $5,600,000. The vessel was delivered to her new owners on December 09, 2009. The Company recorded an impairment charge of $2,501,503 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations in the fourth quarter of 2009.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
6. Vessels, net — Continued
On November 10, 2009, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Natalie” to an unaffiliated third party for $6,800,000. The vessel was classified as vessel held for sale in the fourth quarter of 2009 and was delivered to her new owners on January 15, 2010. The Company recorded an impairment charge of $3,616,878 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations in the fourth quarter of 2009.
On December 31, 2009, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Eternity” to an unaffiliated third party for $7,300,000. The vessel was classified as vessel held for sale in the fourth quarter of 2009 and was delivered to her new owners on May 6, 2010. The Company recorded an impairment charge of $3,589,159 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations in the fourth quarter of 2009. The Company will prepay $4,554,270 to the DnB Bank in order to release the mortgage of the vessel.
On January 26, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Prophet” to an unaffiliated third party for $6,800,000. Although the vessel was not classified as vessel held for sale in the fourth quarter of 2009, the Company determined that the carrying value of the vessel exceeded its fair value which was calculated on the basis of agreed price to sell the vessel. Therefore, the Company recorded an impairment charge of $160,237 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations in the fourth quarter of 2009. The vessel was delivered to her new owners on March 16, 2010.
7. Deferred Finance Charges
Gross deferred finance charges amounting to $817,344 and $1,936,644 as at December 31, 2008 and December 31, 2009, respectively, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the years ended December 31, 2007, 2008 and 2009, the amortization of deferred financing charges amounted to $74,708, $104,986 and $202,770, respectively and is included in Interest and finance costs in the accompanying consolidated statements of operations.
8. Accrued Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2008	2009

Interest on long-term debt	1,875,515	1,358,831
Administrating expenses	202,904	377,588
Vessels’ operating and voyage expenses	2,439,678	4,358,903

Total	4,518,097	6,095,322

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
9. Fair value of acquired time charter
The fair value of the time charters acquired at below / (above) fair market charter rates on the date of vessels’ acquisition is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the years ended December 31, 2007, 2008 and 2009, the amounts of $1,377,146, $1,005,865 and $181,552, respectively, are included in voyage revenues.

						Amortization		Amortization
		Fair	Unamortized		Unamortized	for the year	Unamortized	for the year	Unamortized
		value of Acquired	balance as at	Amortization for	balance as at	ended	balance as at	Ended	balance as at
	End of Time	Time	December	the year ended	December	December	December	December	December
Vessel	Charter	Charter	31, 2006	December 31, 2007	31, 2007	31, 2008	31, 2008	31, 2009	31, 2009
Fair value of acquired time charter — Asset
Catterick	January 2007	(421,000)	397,282	23,718	—	—	—	—	—

Total		(421,000)	397,282	23,718	—	—	—	—	—

Fair value of acquired time charter — Liability
Sir Ivor	April 2009	479,000	(98,406)	(164,010)	216,584	(164,459)	52,125	(52,125)	—
Lyne	April 2009	483,000	(101,732)	(164,303)	216,965	(164,751)	52,214	(52,214)	—
Gas Pasha	June 2008	340,000	(85,581)	(169,767)	84,652	(84,652)	—	—	—
Sea Bird II	May 2009	409,000		(127,008)	281,992	(204,779)	77,213	(77,213)	—
Gas Renovatio	January 2008	310,000		(271,093)	38,907	(38,907)	—	—	—
Chiltern	March 2008	300,000		(201,444)	98,556	(98,556)	—	—	—
Gas Kalogeros	May 2008	411,000		(231,280)	179,720	(179,720)	—	—	—
Gas Sikousis	May 2008	142,000		(71,959)	70,041	(70,041)	—	—	—

Total		2,874,000	(285,719)	(1,400,864)	1,187,417	(1,005,865)	181,552	(181,552)	—

		2,453,000	111,563	(1,377,146)	1,187,417	(1,005,865)	181,552	(181,552)	—

10. Deferred Income
The amounts shown in the accompanying consolidated balance sheets amounted to $4,776,359 and $3,643,963 represent time charter revenues received in advance as of December 31, 2008 and as of December 31, 2009, respectively.
11. Customer Deposits
These amounts represent deposits received from charterers as guarantees and are comprised as follows:
(a) On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier “Gas Eternity” which is equal to three-months hire. This amount followed by a subsequent receipt of a nine-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned ($151,166 up to December 31, 2009) will be returned to the charterer at the end of the three-year bareboat charter.
(b) On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier “Gas Monarch” which is equal to three-months hire. This amount followed by a subsequent receipt of an nine-months hire on October 23, 2007 amounted to $1,349,978 plus any interest earned ($101,165 up to December 31, 2009) will be returned to the charterer at the end of the three-year bareboat charter.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
12. Long-term Debt

	December 31,	Movement in 2009		December 31,
	2008	Additions	Repayments	2009

Fortis Bank	56,635,280	—	(5,921,680)	50,713,600
DnB Nor Bank	80,139,579	—	(8,547,208)	71,592,371
Scotia Bank	45,867,014	—	(3,755,500)	42,111,514
Deutsche Bank	38,375,000	—	(2,500,000)	35,875,000
National Bank of Greece	33,240,000	—	(1,939,000)	31,301,000
Emporiki Bank	29,437,000	—	(1,717,166)	27,719,834
DVB Bank	—	32,200,000	(1,041,249)	31,158,751
NIBC	—	26,700,000	—	26,700,000
EFG Eurobank	—	29,250,000	(600,000)	28,650,000

Total	283,693,873	88,150,000	(26,021,803)	345,822,070

a. In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the “Fortis-Athens Loan”). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the previous outstanding balance with Fortis Bank.
The term loan is repayable from August 2006 through June 2016 in forty quarterly installments. The total facility loan will be repaid in four quarterly installments of $2,200,000 each, eight quarterly installments of $1,640,000 each, and twenty-eight quarterly installments of $1,560,000 each plus a balloon payment of $14,250,000 payable together with the last installment. The interest rate margin over LIBOR on the Fortis-Athens Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate during the years ended December 2007, 2008 and 2009 has been 0.75% over LIBOR.
The term loan is secured by a first priority mortgage over the eleven vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the amount outstanding under the term loan, to maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank at all times, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1 and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends. Dividends paid by the Company or Guarantor will not exceed 50% of free cash flow of the Company. No subsidiary of the Company or borrower will pay any dividend or make any other form of distribution or effect any form of retention, purchase or return of share capital except in accordance with the above clause.
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the amount outstanding of $50,713,600 bore an average interest rate (including the margin) of 1.70%.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
12. Long-term Debt – Continued
b. In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the “DnB Loan”). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005 and was repayable from June 2006 through December 2015.
In March 2006, in January 2007 and in February 2008, the Company increased its facility by $14,000,000, $20,317,500 and $15,750,000, respectively, for a total of $100,067,500 by DnB NOR bank. These additional facilities were fully drawn down on March 9, 2006, on January 30, 2007 and on March 19, 2008, respectively, and the total loan is repayable from March 2008 through March 2016.
On March 10, 2008, following the delivery of “Gas Oracle” to her new owners, the Company repaid $3,500,000 of the then outstanding amount of the loan.
The total facility loan will be repaid in two semi-annual installments of $4,362,378 each, thirteen semi-annual installments of $3,632,110 each, and one semi-annual installment of $690,000 plus a balloon payment of $23,184,811 payable together with the last installment. The interest rate margin over LIBOR on the DnB Loan varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The prevailing interest rate during the years ended December 2007, 2008 and 2009 has been 0.70% over LIBOR.
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
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the amount outstanding was $67,460,131 and bore an average interest rate (including the margin) of 2.63%.
c. In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual installments of $473,760 each, four semi-annual installments of $315,840 each, and fourteen semi-annual installments of $236,880 each plus a balloon payment of $1,052,800 payable together with the last installment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the vessel involved plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

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
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the amount outstanding was $4,132,240 and bore an average interest rate (including the margin) of 1.83%.
d. On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to a $49,622,514 non revolving term loan (the “Scotiabank Facility”). The Scotiabank Facility was fully drawn down no later than four months from the date of commitment letter in two advances in order to partially finance the acquisition of two vessels by the Company’s wholly owned subsidiaries. The first advance amounted to $6,750,000 was drawn down on June 21, 2007 to part finance the acquisition of the “Gas Icon” (formerly “Dorado Gas”) and as of December 31, 2007 the outstanding amount was $6,497,514. This amount is repayable in fifteen consecutive semi-annual installments of $336,500 each, starting on June 23, 2008 plus a balloon payment of $1,450,014 payable together with the last installment.
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
As at December 31, 2010 the Company was not in compliance with the aggregate market value covenant contained in the loan agreement. On March 18, 2010, the Company signed an agreement with Scotiabank whereby it obtained a waiver until September 30, 2010 for the aggregate market value covenant contained in the loan agreement to be reduced to 90% from 100% of the outstanding facility. The waiver letter increases the applicable margin, with effect from January 1, 2010, for the duration of this facility to 2%. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant upon the expiry of this existing waiver, and has not renegotiated the waiver, and therefore this loan has not been classified as current liabilities on the Company’s consolidated balance sheet.
At December 31, 2009, the outstanding amount of $42,111,514 bore an average interest rate (including the margin) of 1.85%.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
12. Long-term Debt – Continued
On February 12, 2008 the Company entered into a $40,250,000 facility agreement with the Deutsche Bank (the “Deutsche Facility”) to partially finance the acquisition of one new M.R. product carrier, named “Navig8 Faith”, by one of the Company’s wholly owned subsidiaries. The Deutsche Facility was fully drawn down in one tranche on February 19, 2008. The tranche is repayable in forty-seven consecutive quarterly installments of $625,000 each, starting in May 2009, plus a balloon payment of $10,875,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgage over the vessel involved, plus the assignment of the vessel insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning company, as owner of the vessel.
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
On October 7, 2009, the Company entered into an agreement with Deutsche Bank to obtain waiver for certain covenant amendments contained in loan agreement until September 30, 2010. The waiver letter increased the applicable margin on this facility to 2% for the remaining duration of the term loan.
As at December 31, 2010 the Company was not in compliance with the aggregate market value covenant contained in the loan agreement. On March 11, 2010, the Company obtained a further waiver from Deutsche Bank reducing the aggregate market value covenant contained in the loan agreement through September 30, 2010 to zero from 125% of the outstanding facility. The covenant will revert to the 125% level after September 30, 2010. The new waiver letter increases the applicable margin, with effect from January 1, 2010, for the duration of this facility to 2.5%. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant upon the expiry of this existing waiver, and has not renegotiated the waiver and therefore this loan has not been classified as current liabilities on the Company’s consolidated balance sheet.
At December 31, 2009, the outstanding amount of $35,875,000 bore an average interest rate (including the margin) of 2.04%.
e. On July 30, 2008 the Company entered into a $33,240,000 facility agreement with the National Bank of Greece (the “NBG Facility”) to partially finance the acquisition of two under construction LPG carriers, named “Gas Defiance”, and “Gas Shuriken” by two of the Company’s wholly owned subsidiaries. The NBG facility was fully drawn down in two tranches of $16,620,000 on August 1, 2008 and November 3, 2008 upon delivery of each vessel. The NBG Facility is repayable in twenty-four consecutive semi-annual installments of $969,500 each, starting in May 2009, plus a balloon payment of $9,972,000 payable together with the last installment. The term loan charges interest at LIBOR plus 0.95% until the repayment of the third installment and 0.80% thereafter and is secured by first priority mortgage over the vessels involved, plus the assignment of the vessels’ insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning companies, as owners of the vessels.

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
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the outstanding amount of $31,301,000 bore an average interest rate (including the margin) of 2.70%.
f. On August 28, 2008, the Company entered into a $29,437,000 facility agreement with the Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by two of the Company’s wholly-owned subsidiaries. The senior secured term loan facility was drawn down in full on October 9, 2008 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in twenty four semi-annual installments of $858,583 each plus a balloon payment of $8,831,008 payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.90%. In addition to first priority mortgages over the Gas Sikousis and the Gas Kalogeros, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and Company’s guarantee.
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
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the outstanding amount of $27,719,834 bore an average interest rate (including the margin) of 3.01%.
g. On February 18, 2009, the Company entered into an up to $33,880,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of a second-hand and two under construction LPG carriers, named “Chiltern”, “Gas Astrid” (formerly Hull “K411”) and “Gas Exelero” (formerly Hull “K412”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $33,880,000 and the 70% of the vessels’ charter free market value at the time of delivery. The term loan was drawn down in two tranches upon the delivery of each vessel. The first tranche amounted to $19,250,000 was drawn down on April 16, 2009 and the second tranche of $12,950,000 was drawn down on July 1, 2009. The total facility of $32,200,00 is repayable, with the first installment commencing three months after the drawdown, in twenty consecutive quarterly installments of $628,541 each plus a balloon payment of $19,629,180 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.85%. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

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
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the outstanding amount of $31,158,751 bore an average interest rate (including the margin) of 3.80%.
h. On February 19, 2009, the Company entered into a $37,500,000 facility agreement with EFG Eurobank Ergasias S.A. to partially finance the acquisition of the under construction M.R. type product carrier named “Alpine Endurance” (formerly “Hull No. 2139”). Following a revaluation of the vessel on April 13, 2009, the senior secured term loan facility will be the lesser of the amount of $31,500,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan, amounted to $29,250,000, was fully drawn down in one tranche upon the delivery of the vessel, which was delivered on July 14, 2009, and is repayable, with the first installment commencing three months after the drawdown, in ten consecutive quarterly installments of $600,000 each and thirty consecutive quarterly installments of $390,000 each plus a balloon payment of $11,550,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.50%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of this vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest plus a minimum cash balance of $200,000 in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the outstanding amount of $28,650,000 bore an average interest rate (including the margin) of 2.90%.
i. On May 25, 2009, the Company entered into a $26,700,000 facility agreement with NIBC, secured by the Gas Haralambos, Gas Spirit and the Gas Natalie, (which subsequently replaced by Sea Bird II) three vessels already owned by three of the Company’s wholly-owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $26,700,000 or 65% of the vessels’ market value at the time of drawdown and was drawn down in three tranches on July 2, 2009 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in five semi-annual installments of $1,637,634 each and five semi-annual installments of $1,077,634 each plus a balloon payment of $13,123,660 payable together with the last installment. The term loan’s interest rate is LIBOR plus 3.00%. In addition to first priority mortgages over the vessels, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and the guarantee of the ship owning subsidiaries.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
12. Long-term Debt – Continued
The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 130% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest plus a minimum cash balance of $250,000 per mortgage vessel in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.
At December 31, 2009, the Company was in compliance with all covenants under the term loan and the outstanding amount of $26,700,000 bore an average interest rate (including the margin) of 3.44%.
Bank loan interest expense for the above loans for the year ended December 31, 2007, 2008 and 2009 amounted to $9,521,720, $9,944,394 and $8,010,850, respectively. Of these amounts, for the years ended December 31, 2008 and 2009, the amounts of $389,595 and $600,320, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of operations.
On January 30, 2009, the Company entered into a $43,000,000 facility agreement with DnB NOR Bank to partially finance the acquisition of one under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) to be constructed in Korea for delivery in the fourth quarter of 2009. Due to the cancellation of delivery (see note 5), the drawn down of the facility was cancelled and the Company was charged a commitment fee of $174,389 for the year ended December 31, 2009, which was included in interest and finance costs in the accompanying consolidated statements of operations.
The annual principal payments to be made, for the ten loans, after December 31, 2009 are as follows:

December 31,	Amount

2010	36,166,988
2011	30,822,022
2012	29,895,588
2013	29,125,588
2014	60,837,179
Thereafter	158,974,705

Total	345,822,070

13. Derivatives and Fair Value Disclosures
On July 16, 2009, the Company entered into an amortizing interest rate swap agreement for a notional amount of $53,330,131 in regard to “DnB” facility. The agreement was effective starting September 9, 2009 and expires on March 9, 2016; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 4.73%. This agreement replaces the two un-amortizing interest rate swap agreements with notional amounts of $25,000,000 each, dated May 22, 2006 and June 22, 2007, which were due to expire on September 9, 2011 and September 11, 2012, respectively, and which bore fixed interest rates of 5.42% and 5.58%, respectively.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
13. Derivatives and Fair Value Disclosures — Continued
On July 16, 2009, the Company as a condition of its facility with NIBC Bank, entered into an amortizing interest rate swap agreement for a notional amount of $23,900,000. The agreement was effective starting July 20, 2009 and expires on July 20, 2014; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.77%.
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate and are designated as cash flow hedges. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $177,948,731 at December 31, 2009 pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London interbank offered rate (“LIBOR”) (approximately 1.25% at December 31, 2009). These agreements contain no leverage features and have maturity dates ranging from February 2013 to March 2016.
The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. On August 5, 2008 the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction described in note 7. Under the contracts the Company will convert U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates from 2009 to 2011.
The Company’s swap agreements did not meet hedge accounting criteria. All derivatives are recorded in the consolidated balance sheet at fair value at each period end with the resulting unrealized gains (losses) during the period reflected in “Change of fair value of derivatives” on its consolidated statement of operations. The following tables present information on the location and amounts of derivatives fair values reflected in the consolidated balance sheet and with respect to gains and losses on derivative positions reflected in the consolidated condensed statement of operations or in the consolidated balance sheet, as a component of accumulated other comprehensive loss.
Tabular disclosure of financial is as follows:

		December 31, 2008		December 31, 2009
Derivatives not designated as hedging		Asset	Liability	Asset	Liability
instruments	Balance Sheet Location	Derivatives	Derivatives	Derivatives	Derivatives

Foreign Currency Contract	Current assets - Fair value of derivatives	1,938,480	—	1,774,515	—
Foreign Currency Contract	Non current assets - Fair value of derivatives	5,711,523	—	1,861,189	—
Interest Rate Swap Agreements	Non current liabilities - Fair value of derivatives	—	12,762,979	—	10,327,792

Total derivatives not designated as hedging instruments		7,650,003	12,762,979	3,635,704	10,327,792

Total derivatives		7,650,003	12,762,979	3,635,704	10,327,792

The effect of derivative instrument on the consolidated balance sheets as of December 31, 2008 and 2009 is as follows:

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
13. Derivatives and Fair Value Disclosures — Continued

	December 31, 2008	December 31, 2009
Derivatives designated as hedging instruments	Amount of Gain / (Loss) Recognized in OCL on Derivative (Effective Portion)

Interest Rate Swap Agreement	(356,874)	(124,218)

The effect of derivative instruments on the consolidated statements of operations for the year ended December 31, 2008 and 2009 are as follows:

Derivatives designated as hedging instruments		December 31, 2008	December 31, 2009
	Location of Gain / (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)	Amount of Gain / (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)

Interest Rate Swap Agreement	Change in fair value of derivatives	203,699	484,369

	Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)

Interest Rate Swap Agreement	Change in fair value of derivatives	(193,987)	(191,325)

Derivatives not designated as hedging instruments	Location of Gain / (Loss) Recognized

Interest Rate Swap - Fair Value	Change in fair value of derivatives	(9,126,828)	2,266,362
Interest Rate Swap - Realized loss	Change in fair value of derivatives	(1,245,942)	(4,023,270)
Foreign Currency Contract — Fair Value	Change in fair value of derivatives	7,650,003	(4,014,299)

Total loss on derivatives not designated as hedging instruments		(2,722,767)	(5,771,207)

Total loss on derivatives		(2,713,055)	(5,478,163)

Fair Value of Financial Instruments: The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The Company’s interest rate swap agreements are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
13. Derivatives and Fair Value Disclosures — Continued
comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. The fair value of the Company’s interest rate swaps and foreign currency contracts was the estimated amount the Company would pay or receive to terminate the swap agreements and contracts at the reporting date, taking into account current interest rates and the prevailing USD/JPY exchange rate, respectively, and the current creditworthiness of the Company and its counter parties.
Fair Value Disclosures: The Company has categorized our assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Fair Value as of	Identical Assets	Observable Inputs	Unobservable Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Assets/(Liabilities):
Foreign Currency Contract	3,635,704	—	1,774,515	1,861,189
Interest Rate Swap Agreements	(10,327,792)	—	(10,327,792)	—

Total	(6,692,088)	—	(8,553,277)	1,861,189

The company determined the fair value of the derivative contracts using standard valuation models that are based on market-based observable inputs including forward and spot exchange rates and interest rate curves. Level 2 derivative assets include interest rate swaps and foreign currency forward contracts.
The fair value of the foreign currency forward contracts with various potential levels of profit participating in the Deutsche Bank “Harvest Fund” were determined by using Black-Scholes option valuation model. The inputs into the valuation model included USD/JPY currency forward rates, contract expiration dates, strike price, risk free interest rate and harvest volatility. This asset is included in Level 3 because some of the inputs into the valuation model represent significant unobservable inputs.
The following table presents additional information about assets measured at fair value on a recurring basis and for which we utilized Level 3 inputs to determine fair value:

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
13. Derivatives and Fair Value Disclosures — Continued

Fair Value Measurements Using Significant Unobservable Inputs
(Level 3)

Foreign Currency Contract
Balance, January 1, 2009	6,514,523
Total unrealized (losses)
Included in earnings	(4,653,334)

Balance, December 31, 2009	1,861,189

The amount of total (losses) for the period included in earnings attributable to the change in unrealized (losses) relating to assets still held at the reporting date	(4,653,334)

The following table presents the fair values for assets measured on a non-recurring basis as of December 31, 2009:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Fair Value as of	Identical Assets	Observable Inputs	Unobservable Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)	(Losses)

Vessels and vessels held for sale	25,728,913	—	25,728,913		(9,867,777)

Total	25,728,913	—	25,728,913	—	(9,867,777)

In accordance with the provisions of relevant guidance, the vessels and vessels held for sale with a carrying amount of $35,596,690 were written down to their fair value of $25,728,913, resulting in an impairment charge of $9,867,777 which was included in accompanying consolidated statement of operations for December 31, 2009.
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

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
14. Common Stock and Additional Paid-in Capital — Continued
On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a director of StealthGas Inc., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006 and as of December 31, 2006 the Company had 14,400,000 common shares outstanding with par value of $0.01.
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
As of December 31, 2009 a total of 250,005 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.
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
On March 18, 2008, the Company granted 9,396 of non-vested restricted shares to the Deputy Chairman of the Board and Executive Director of the Company and 16,609 restricted shares to certain employees of the “Manager” (a related party) under the Plan, treated as non-employees for stock based compensation recording purposes. The fair value of each share granted was $13.52 which is equal to the market value of the Company’s common stock on the

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
15. Equity Compensation Plan — Continued
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
The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. As of December 31, 2008 and 2009, the Company paid dividends on all non-vested shares, amounted to $111,003 and $21,188, respectively. As restricted share grantees retained dividends on awards that are expected vest, such dividends were charged to retained earnings.
The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.
Management has selected the accelerated method allowed by the guidance with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers that this method to better match expense with benefits received.
In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service.
The stock based compensation expense for the restricted vested and non-vested shares for the period from inception (August 14, 2007 and November 20, 2007) to December 31, 2008 and for the year ended December 31, 2009 amounted to $1,913,634 and $573,855, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2009, is presented below:

		Weighted average
		grant date fair
	Number of	value per
	restricted shares	non-vested share

Non-vested, January 1, 2009	113,005	15.69
Granted	—	—
Vested	(71,003)	15.98
Forfeited	—	—

Non-vested, December 31, 2009	42,002	15.20

As of December 31, 2009, there was $241,060 of total unrecognized compensation cost related to non-vested restricted shares granted under this Plan. That cost is expected to be recognized over an average period of 1.1 years. The total fair value of shares vested during the years ended December 31, 2008 and 2009 was $1,357,200 and $1,134,296, respectively.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
16. Earnings per share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. Our non-vested restricted shares were potentially dilutive securities during the year ended December 31, 2009. All of the Company’s shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings. Non-vested common stock does not have a contractual obligation to share in the losses and therefore, excluded from the basic loss per share calculation for the year ended December 31, 2009 due to the losses in 2009.
On January 1, 2009 the Company adopted new guidance which clarified that unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented and reduced basic EPS by $0.01 for the years ended December 31, 2007 and 2008, respectively.
Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with two-class method as required by the new guidance. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.
For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested common stock is fully vested from the grant date.
The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings / (loss) per share as follows:

	Year ended December 31,
	2007	2008	2009

Numerator
Net income/(loss)	22,538,107	29,987,484	(13,311,885)

Less: Dividends declared and undistributed Earnings allocated to non-vested shares	(114,899)	(217,727)	—

Net income/(loss) attributable to common shareholders, basic	22,423,208	29,769,757	(13,311,885)

Denominator
Basic Weighted average shares — outstanding	17,900,576	22,130,542	22,219,442
Effect on dilutive securities:
Non-vested restricted shares	42,770	51,576	—

Diluted Weighted average shares — outstanding	17,943,346	22,182,118	22,219,442

Basic earnings /(loss) per share	1.25	1.35	(0.60)
Diluted earnings /(loss) per share	1.25	1.34	(0.60)

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
17. Dividends Paid
On February 19, 2009 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on March 9, 2009 to stockholders of record on March 2, 2009. The total amount of $4,183,146 was paid on March 06, 2009.
18. Voyage Expenses and Vessel Operating Expenses
     The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,

Voyage Expenses	2007	2008	2009

Port expenses	1,227,235	773,058	2,015,814
Bunkers	1,546,050	2,265,062	5,065,204
Commissions charged by third parties	1,397,945	1,598,447	1,731,276
Commissions charged by related party	1,096,426	1,385,767	1,418,024
Other voyage expenses	101,890	158,420	292,255

Total	5,369,546	6,180,754	10,522,573

	Year ended December 31,

Vessels’ Operating Expenses	2007	2008	2009

Crew wages and related costs	14,009,471	19,227,571	23,706,087
Insurance	1,561,173	1,497,568	1,696,571
Repairs and maintenance	3,386,081	4,104,822	4,574,386
Spares and consumable stores	4,185,461	4,967,128	5,641,944
Miscellaneous expenses	2,293,392	2,381,296	2,382,493

Total	25,435,578	32,178,385	38,001,481

19. Income Taxes
Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of operations.
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
19. Income Taxes — Continued
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
20. Financial Instruments
The principal financial assets of the Company consist of cash, accounts receivable due from charterers, and fair value of derivatives. The principal financial liabilities of the Company consist of accounts payable due to suppliers, payable to related party, customer deposits, fair value of derivatives and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities except derivatives approximate their fair value due to their short-term nature and the variable interest rate of the loan. The fair value of the derivatives at December 31, 2009, is determined based on observable Level 2 and unobservable Level 3 inputs, as defined in relative guidance (Note 13).
21. Commitments and Contingencies
•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminated in January 2008. In January 2008, the Company entered into a new two-year cancelable operating lease for its office facilities that terminated in January 2010. In January 2010, the Company entered into a new two-year cancelable operating lease for its office facilities that terminates in January 2012. Rental expense for the years ended December 31, 2007, 2008 and 2009 was $33,388, $48,201 and $45,102, respectively. In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminated in October 2008. In October 2008 the Company entered into a new three-year cancelable operating lease for an armored car that terminates in October 2011. Rental expense for the years ended December 31, 2007, 2008 and 2009 was $46,642, $50,016 and $47,955 and are recorded in the consolidated statements of operations under the caption “General and administrative expenses”.

Future rental commitments were payable as follows:

December 31,	Office Lease	Car Rent	Total

2010	60,488	49,255	109,743
2011	60,488	41,046	101,534

	120,976	90,301	211,277

•	As described in Note 5, as of December 31, 2009 the Company has long-term outstandings commitments for installment payments for five vessels under construction, as follows:

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
21. Commitments and Contingencies — Continued

Year ended	Shipbuilding Contracts

2010	14,216,631
2011	68,734,683
2012	21,205,681

Total	104,156,995

As of December 31, 2009, the Company’s long term obligations due under the shipbuilding contracts with Mitsubishi Corporation of Japan totaled to JPY9,606,400,000 were converted to US Dollars based upon the foreign currency forward contracts entered into by the Company and the prevailing USD/JPY exchange rate as at December 31, 2009. The total obligation under these contracts was $104,156,995.
Based upon the above the prevailing USD/JPY exchange rate used for the calculation of the total obligation was 92.23 JPY to $1.
•	Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2009, will be $62,575,271 during 2010, $28,045,200 during 2011, $17,278,684 during 2012, $11,678,200 during 2013 and $11,198,200 during 2014. These amounts do not include any assumed off-hire.
22. Subsequent Events
The Company has evaluated the following subsequent events:
(a)	On January 15, 2010, the Company sold the vessel “Gas Natalie”. The Company had previously recorded an impairment charge of $3,616,878 to write down the carrying amount of this vessel to fair market value less costs to sell and this was included in the Company’s consolidated statement of operations in the fourth quarter of 2009.
(b)	On January 26, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Prophet” to an unaffiliated third party for $6,800,000. The vessel was delivered to her new owners on March 16, 2010 and the Company realized a gain from the sale of this vessel of $11,118 which was included in the Company’s consolidated statement of income in the first quarter of 2010. The Company had previously recorded an impairment charge of $160,237 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations in the fourth quarter of 2009.
(c)	On February 18, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Texiana” to an unaffiliated third party for $11,180,000. The vessel was delivered to her new owners on April 6, 2010 and the Company realized a gain from the sale of this vessel of $1,048,415 which will be included in the Company’s consolidated statement of income in the second quarter of 2010.
(d)	On February 26, 2010, before the delivery of “Gas Prophet” to her new owners, the Company prepaid $3,756,563 of the then outstanding amount of the Fortis-Athens loan.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)
22. Subsequent Events — Continued
(e)	On March 3, 2010, before the delivery of “Gas Texiana” to her new owners, the Company prepaid $6,091,665 of the then outstanding amount of the Fortis-Athens loan.
(f)	On March 9, 2010, before the delivery of “Gas Eternity” to her new owners, the Company prepaid $4,554,270 of the then outstanding amount of the DnB loan.
(g)	On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. All repurchased common shares shall be cancelled and removed from the Company’s capital stock. As of June 18, 2010, the Company had completed the repurchase of 1,205,229 shares.
(h)	On March 26, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Prodigy” to an unaffiliated third party for $6,050,000. The vessel was delivered to her new owners on April 9, 2010. The Company had previously recorded an impairment charge of $83,852 to write down the carrying amount of the vessel to fair market value less costs to sell which was included in the Company’s consolidated statement of income in the first quarter of 2010.
(i)	On June 4, 2010, the Company entered into a memorandum of agreement to acquire from an affiliated entity an under construction Aframax crude oil tanker named “Spike” (formerly “Hull No 1757”) which is scheduled to be delivered in the third quarter of 2010. The purchase price of this vessel is $56,500,000. As provided by the relate memorandum of agreement, no advance payment will be given.
(j)	On June 8, 2010, the Company signed a commitment letter with the DnB NOR Bank to partially finance the acquisition of an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”), by one of the Company’s wholly owned subsidiary and secured by the Gas Zael, a vessel already owned by a Company’s wholly owned subsidiary. The senior secured term loan facility comprised of two tranches aggregating up to $45,000,000. The one tranche will be the lesser of the amount of $40,000,000 or 70% of the under construction tanker market value at the time of delivery and the second tranche will be the lesser of the amount of $5,000,000 or 50% of Gas Zael’s market value at the same time. The senior secured term loan will be fully drawn down in a single tranche no later than September 15, 2010 and will be repayable in twenty four consecutive quarterly installments of $850,000 each plus a balloon payment of $24,600,000 payable together with the last installment. The term loan charges interest at LIBOR plus 2.40% and is secured by a first priority mortgage over the vessels involved and cross-collateralized with security vessels under the “DnB Loan” plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.