Form 20-F
period 2010-12-31
StealthGas Inc.
filed 2011-06-30
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-51559

STEALTHGAS INC.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Erithrea 14561 Athens, Greece
(Address of principal executive offices)

Konstantinos Sistovaris
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was:

Common Stock, par value $0.01 per share                                            21,104,214 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Act.  ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes     ☒ No

i

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

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”), refined petroleum product and oil prices and production;

•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and

•	expectations regarding vessel acquisitions.

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

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

Our audited and consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheets as of December 31, 2009 and 2010, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the periods ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
	2006	2007	2008	2009	2010

INCOME STATEMENT DATA
Revenues:
Voyage revenues	$73,259,369	$89,995,123	$112,551,901	$113,045,961	$111,409,623

Operating expenses:
Voyage expenses	6,213,804	5,369,546	6,180,754	10,522,573	13,680,008
Vessels operating expenses	19,474,344	25,435,578	32,178,385	38,001,481	38,338,063
Dry-docking costs	2,243,395	314,181	1,112,992	1,266,455	2,716,378
Management fees	3,068,609	4,126,610	4,618,025	5,230,990	5,184,055
General and administrative expenses	3,457,688	5,024,912	4,772,615	3,546,779	3,031,491
Depreciation	13,058,316	16,546,692	23,283,393	26,766,672	26,624,098
Impairment Loss	—	—	—	9,867,777	—
Forfeiture of vessel deposit and contract termination fees	—	—	—	16,500,000	—
Charter termination fees	—	—	—	(753,000)	(228,000)
Net gain (loss) on sale of vessels	—	—	(1,673,321)	791,659	(960,696)

Total expenses	47,516,156	56,817,519	70,472,843	111,759,386	88,385,397

Income from operations	25,743,213	33,177,604	42,079,058	1,286,575	23,024,226

Interest and finance costs	(7,705,602)	(9,831,404)	(9,962,504)	(9,109,222)	(7,672,848)
Change in fair value of derivatives	(192,664)	(2,573,992)	(2,713,055)	(5,478,163)	(6,071,638)
Interest income	735,090	1,888,070	743,193	250,326	315,517
Foreign exchange (loss)/ gain	(87,528)	(122,171)	(159,208)	(261,401)	1,497,934

Other expenses, net	(7,250,704)	(10,639,497)	(12,091,574)	(14,598,460)	(11,931,035)

Net income/(loss)	18,492,509	22,538,107	29,987,484	(13,311,885)	11,093,191

Earnings/(Loss) per share, basic	$1.31	$1.25	$1.35	$(0.60)	$0.51

Earnings/(Loss) per share, diluted	$1.31	$1.25	$1.34	$(0.60)	$0.51

Weighted (and diluted) average number of shares outstanding	14,161,096	17,943,346	22,182,118	22,219,442	21,539,331

Dividends declared per share, basic and diluted	$0.75	$0.75	$0.75	$0.1875	$0.00

	As of December 31,
	2006	2007	2008	2009	2010

BALANCE SHEET DATA
Current assets, including cash	$17,891,738	$69,497,341	$52,458,518	$69,031,753	$45,127,547
Total assets	319,605,321	477,593,326	634,347,123	692,497,010	688,376,399
Current liabilities	28,628,998	37,372,666	40,774,931	69,023,455	60,269,033
Derivative liability	35,902	3,288,989	12,762,979	10,327,792	11,602,213
Total long-term debt, including current portion	140,948,240	145,758,529	283,693,873	345,822,070	345,085,949
Total stockholders’ equity	163,802,228	303,030,788	317,847,325	300,801,931	306,250,752
Capital stock	144,000	222,841	223,101	223,101	211,049
Common shares outstanding	14,400,000	22,284,105	22,310,110	22,310,110	21,104,214

	Year ended December 31,
	2006	2007	2008	2009	2010

OTHER FINANCIAL DATA
Net cash provided by operating activities	$33,224,984	$47,704,497	$48,080,792	$48,347,343	$27,816,341
Net cash used in investing activities	(84,282,368)	(149,636,615)	(159,979,986)	(101,563,715)	(33,172,378)
Net cash provided by/(used in) financing activities	38,994,012	123,900,119	120,632,381	55,444,652	(10,613,735)
FLEET DATA
Average number of vessels(1)	25.9	32.8	38.6	42.0	38.6
Total voyage days for fleet(2)	9,346	11,871	14,018	15,240	13,835
Total time and bareboat charter days for fleet(3)	8,209	11,170	13,318	12,276	10,327
Total spot market days for fleet(4)	1,137	701	700	2,964	3,508
Total calendar days for fleet(5)	9,451	11,986	14,113	15,335	14,075
Fleet utilization(6)	98.9%	99.0%	99.3%	99.4%	98.3%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$7,174	$7,129	$7,588	$6,727	$7,064
Vessel operating expenses(8)	2,061	2,122	2,280	2,478	2,724
General and administrative expenses	366	419	338	232	215
Management fees	325	344	327	341	368
Total operating expenses(9)	2,426	2,541	2,618	2,711	2,939

*	We paid our first quarterly dividend since becoming a public company, of $0.1875 per share, in January 2006. In the first quarter of 2009, our Board of Directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors — Risks Related To Our Common Stock — Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends” and “Item 8. Financial Information — Dividend Policy.”

**	On January 1, 2009, the Company adopted new guidance which clarified that unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented, for the years ended December 31, 2005, 2006, and reduced basic EPS by $0.01 for each of the years ended December 31, 2007 and 2008.

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

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

	Year ended December 31,
	2006	2007	2008	2009	2010

Voyage revenues	$73,259,369	$89,995,123	$112,551,901	$113,045,961	$111,409,623
Voyage expenses	(6,213,804)	(5,369,546)	(6,180,754)	(10,522,573)	(13,680,008)

Time charter equivalent revenues	$67,045,565	$84,625,577	$106,371,147	$102,519,480	$97,729,615

Total voyage days for fleet	9,346	11,871	14,018	15,240	13,835

Time charter equivalent (TCE) rate	$7,174	$7,129	$7,588	$6,727	$7,064

(8)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization at December 31, 2010 on an actual basis and as adjusted to reflect the drawdown of $32.9 million under our facility with DVB Bank in March and April 2011 and the aggregate scheduled loan repayments of $20.7 million until June 21, 2011. There has been no material change to our capitalization since December 31, 2010 as so adjusted.

This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F.

	As of December 31, 2010
	Actual	As Adjusted

In thousands of U.S. Dollars
Long-term debt obligations (including current portion)*	$345,085,949	$357,322,166
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized, actual and as adjusted; 21,104,881 shares issued and 21,104,214 shares outstanding, actual and as adjusted(1)	$211,042	$211,042
Additional paid-in capital	$277,986,270	$277,986,270
Retained earnings	$28,053,440	$28,053,440

Total stockholders’ equity	$306,250,752	$306,250,752

Total capitalization	$651,336,701	$663,572,918

*	All of our indebtedness is secured.

(1)	Includes 6,501 unvested restricted shares as of December 31, 2010 which vested on March 18, 2011. The 667 shares forfeited upon the resignation of a director of the Company are held as treasury stock.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for Handy size LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there was slight improvement in late 2010 and the beginning of 2011, rates remain well below levels reached in 2007 and 2008 and could again decline. If charter rates remain depressed or decline further, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2011, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of June 1, 2011, 10 of our 34 LPG carrier vessels were deployed in the spot market while 11 and 17 were under bareboat and time period charters, respectively. Of these time and bareboat chartered vessels, six have charters that are scheduled to expire during the remainder of 2011. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in our core sector of 3,000 to 8,000 cbm Handy size LPG Carriers is expected to be limited in 2011. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

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

The global economy and the volume of world trade sharply declined in the latter part of 2008 and in 2009. Although the global economy has shown signs of a recovery, the global economy remains relatively weak. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that have been adversely affected by the recent economic downturn and, accordingly, a further slackening of demand in those industries could further adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. Moreover, any deterioration in the economy of the United States or the European Union, including due to the European sovereign debt crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has shown signs of a modest recovery, it remains relatively weak and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	increases in the cost of petroleum and natural gas from which LPG is derived;

•	decreases in the consumption of LPG or natural gas due to availability of new, alternative energy sources or increases in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive; and

•	increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

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

The product carrier and crude oil tanker shipping sectors are cyclical and have recently declined, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our three product carriers are not scheduled to expire until 2015 in the case of the first two and 2012 in regard to our third product carrier, and 2015 in the case of our crude oil tanker, if prevailing market conditions, which have declined sharply since 2008, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. For the year ended December 31, 2010, charter rates in the product carrier and crude oil tanker sectors declined significantly, and have continued to be weak in the first half of 2011.

The market values of our vessels, which have declined, may remain at current low, or lower, levels for a prolonged period and, over time, may fluctuate significantly. If the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

Due to the sharp decline in the world economy and related decreases in charter rates, the market value of our vessels, particularly the product carriers, declined from December 31, 2009 to December 31, 2010. The market values of our vessels may remain at current low, or be depressed to even lower values for a prolonged period of time and, as was the case with the recent decreases in value, are subject to the potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for newbuildings;

•	governmental and other regulations;

•	supply and demand for LPG products and, with respect to our product carriers and oil tankers, refined petroleum products and oil, respectively;

•	prevailing level of LPG charter rates and, with respect to our product carriers, the prevailing level of product carrier charter rates and crude oil tanker rates, respectively; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant further declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. For instance, in 2009, we recorded an impairment charge of $9.9 million in respect of four of our vessels and we expect to record a loss on the sale of two vessels in the second quarter of 2011 and an impairment charge in the second quarter of 2011 with respect to the sale of a third vessel in 2011. If the market value of our fleet further declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. For example, the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in new regulatory initiatives, including raising liability caps under OPA. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, may result in a denial of access to, or detention in, certain ports or may result in breach of our bank covenants. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. Nonetheless, there is the possibility that such certifications may not be renewed.

We currently maintain, for each of our vessels, pollution liability insurance coverage in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.

We believe that regulation of the shipping industry will continue to become more stringent and compliance with such regulations more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes or adverse weather conditions.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in October 2010, Somalian pirates captured the York, an LPG carrier, which is not affiliated with us, off the coast of Kenya. The vessel was released after a ransom was paid in March 2011. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier and refined petroleum product carrier sectors of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers, including some of our charter counterparties, renegotiating their charters or defaulting on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For instance, in the second quarter of 2011 we agreed to a 10% reduction in the daily charter rate payable under the bareboat charter for one of our product carriers. The bareboat and time charters on which we deployed 28 of the 38 vessels in our fleet as of June 1, 2011, generally provide for charter rates that are above current spot market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results, operations and financial condition.

Charters at attractive rates may not be available when we attempt to secure charters for three of our newbuilding LPG carriers scheduled to be delivered to us from July 2011 to May 2012 and as the charters for our current vessels expire, which would have an adverse impact on our revenues and financial condition.

As of June 1, 2011, of our 38 vessels, eleven and seventeen were under bareboat charter and time charter respectively, while ten were deployed in the spot market. We have not yet arranged charters for our additional three newbuilding LPG carriers, which are scheduled to be delivered to us from July 2011 through May 2012. As of June 1, 2011, 63% of our anticipated fleet days are covered by period charter contracts for the remainder of 2011 and 40% for 2012, with bareboat and time charters for six of our LPG carriers scheduled to expire in 2011. We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our newbuilding LPG carriers at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2010, approximately 43% of our revenues were derived from our four largest charter customers, Petredec, Vitol, Navig8 and Shell. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

Our loan agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:

•	maintain minimum cash balances in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and NIBC Bank N.V. (ii) 125% under our loan agreements with DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank and (iii) 110% under our loan agreement with Deutsche Bank through March 31, 2012 and 125% thereafter; and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.

Our loan agreements also require that members of the Vafias family at all times own at least 15% of our outstanding capital stock and include restrictions on the payment of dividends.

As of December 31, 2010, we were in compliance with all of these covenants except the requirement that the ratio of the aggregate market value of mortgaged vessels to outstanding debt be at least 125% in regard to our facility with Deutsche Bank secured by the Navig8 Faith. With regard to this facility, we obtained a waiver up to March 31, 2012 whereby the aggregate market value ratio is reduced to 110%. Management has the intention and ability to cure this breach in the event that we are still not in compliance with this covenant upon the expiry of the existing waiver. Therefore, the loan has not been classified as a current liability on our balance sheet.

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

The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, with vessel values deteriorating in times when LPG carrier and product carrier charter rates are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected LPG carrier and, to a greater extent, product carrier and Aframax tanker values. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. For instance, as of December 31, 2010, we were not in compliance with the security cover covenants in our Deutsche Bank credit facility and obtained a waiver from the bank up to March 31, 2012 with a minimum security cover of 110%. In the event we are not in compliance with our loan covenants, unless our lenders are willing to provide similar waivers of covenant compliance, as we have obtained from Deutsche Bank in 2011, or modifications to our covenants, or would be willing to refinance, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

A failure to comply with our covenants and/or obtain covenant waivers or modifications, could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may be unable to draw down the full amount of our credit facilities if the market values of our vessels further decline, which could adversely affect our ability to complete the acquisition of our three contracted LPG carrier newbuildings.

There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value and employment of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels declines further, or, in some cases, are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. In such an event, our ability to complete the acquisition of our three newbuilding LPG carriers, which we intend to partially finance with borrowings under committed credit facilities, could be adversely affected and we could lose the deposits made on such vessels. We may also not be able to refinance our debt or obtain additional financing.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009 and, while generally stabilizing in 2010, remain subject to significant vulnerabilities in the year-to-date, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and only marginally rebounded in 2010. The credit crisis in Greece, for example, and concerns over debt levels of certain other European Union member states, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed credit facilities in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

As of June 1, 2011 we had outstanding indebtedness of $357.3 million and we expect to incur further indebtedness as we finance the remaining purchase prices of our three contracted newbuilding vessels. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

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

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currency exchange rates could result in higher than market interest rates and reductions in our stockholders’ equity, as well as charges against our income.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for our existing interest rate swaps, with an aggregate notional amount of $151.4 million as of June 1, 2011, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

We also have, as of June 1, 2011, an aggregate of $22.3 million (based on a U.S. dollar/Japanese Yen exchange rate of $1.00/¥81.30 on June 1, 2011) under currency hedging arrangements. These comprise a series of transactions we have entered into in order to hedge our exposure to Japanese Yen, in respect of our obligations in Japanese Yen for the constructions of vessels in Japan. The average U.S dollar/ Japanese Yen exchange rate under these transactions is $1.00/¥96.7. We recognize fluctuations in the fair value of such contracts in our statement of income.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our net income. We also have, as of June 1, 2011, an aggregate of $62.6 million (based on a U.S. dollar/Japanese Yen exchange rate of $1.00/¥81.30 on June 1, 2011) of payment obligations under contracts for the remaining three newbuilding LPG carriers that are denominated in Japanese Yen, and, therefore, fluctuations in the U.S. dollar/Japanese Yen exchange rate could affect our cash flows. We have entered into a series of currency forward contracts with respect to these Japanese Yen-denominated obligations we have for the newbuilding LPG vessels under construction in Japan. Since our inception we have not otherwise hedged our currency exposures, however, as a result of this policy, our operating results and financial condition could suffer.

We are dependent on our relationship with the Vafias Group and Stealth Maritime.

As of June 1, 2011, Stealth Maritime served as the technical manager for 13 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to third party managers. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. We also intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor, who are employees of Stealth Maritime. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:

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

Stealth Maritime subcontracts the technical management of our fleet for those 14 vessels either on time charter or spot employment that are not managed by Stealth Maritime, as of June 1, 2011, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place. Further, in certain circumstances, we expect that we will need to seek approval from our lenders under the terms of certain of our credit facilities to change these third party managers with respect to certain of the vessels in our fleet.

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

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime, its principals or any of their controlled affiliates may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime could retain and manage the vessel. This right of first refusal does not cover product carriers or crude oil tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers is not covered by the right of first refusal agreement with Stealth Maritime. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our fleet has grown in size, we have needed to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

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

Delays in deliveries of our additional three newbuilding LPG carriers could harm our operating results.

In 2008 we agreed to acquire five newbuilding LPG carriers from a Japanese yard. As of June 1, 2011 we have taken delivery of two out of the five LPG carriers. The remaining three newbuilding LPG carriers are expected to be delivered to us at various times between July 2011 and May 2012.

Delays in the delivery of these vessels, or any other newbuildings we may order or any secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of contracted revenues under the charters for such vessels.

The delivery of the newbuildings could also be delayed because of, among other things:

•	work stoppages or other labor disturbances, or other events that disrupt the operations of the shipyard building the vessels;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of the shipyard building the vessel;

•	our inability to obtain requisite financing or make timely payments;

•	a backlog of orders at the shipyard building the vessel;

•	hostilities, political or economic disturbances in the countries where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake, tsunami or fire;

•	our requests for changes to the original vessel specifications;

•	requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with the shipyard building the vessel.

In particular, the shipbuilders with whom we have contracted for our three remaining newbuilding LPG vessels may be affected by the ongoing instability of the financial markets and other market conditions, including the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. In 2009, due to certain technical defects in the specifications of the vessel which became apparent to us, we cancelled the delivery of a newbuilding medium range product carrier for which we had contracted, in connection with which we forfeited a $5.75 million deposit and agreed to pay a cancellation fee of $10.75 million, and cancelled its arranged bareboat charter.

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

We have contracts to acquire three LPG carriers and despite the current economic downturn, as and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The potential acquisition of additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias, our Chief Financial Officer, Konstantinos Sistovaris, and our Deputy Chairman and Executive Director, Lambros Babilis. In addition, Harry Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our Chief Executive Officer or Chief Financial Officer, who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship with each of our Chief Executive Officer and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not have an employment agreement with Lambros Babilis, our Deputy Chairman and Executive Director. We do not intend to maintain “key man” life insurance on any of our officers.

In the highly competitive international LPG carrier, product carrier and crude oil tanker markets, we may not be able to compete for charters with new entrants or established companies with greater resources.

We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG, refined petroleum products and oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger LPG carrier fleets through consolidations or acquisitions, and many larger fleets already compete with us in each of these sectors may be able to offer more competitive prices and fleets.

We have acquired three medium range product carriers and one Aframax crude oil tanker; however, we principally operate in one sector of the shipping industry, the seaborne transport of LPG, and our lack of a diversified business could adversely affect us.

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

We have expanded into the product carrier sector and into the crude oil tanker sector and we may not be able to successfully execute this expansion, or any further expansion, in such sectors or any other sectors, such as dry or other wet or gas shipping sectors we choose to expand into, which could have an adverse effect on our business, results of operation and financial condition.

We have expanded into the product carrier sector with the acquisition of three medium range product carriers and into the crude oil tanker sector with one Aframax tanker. In the future, we may further expand in these sectors or into dry or other wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors, including the product carrier and crude oil tanker sectors, and an inability to successfully execute our recent expansion into these sectors or any such future expansion plans could:

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

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of June 1, 2011, the average age of the 34 LPG carriers in our fleet was approximately 10.9 years, while two of our three medium range product carriers were built in 2008 and the third in 2009 and the Aframax tanker in our fleet was built in 2010. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, insurance and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 19.9% of our outstanding common stock as of June 1, 2011 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 19.9% of our shares of common stock as of June 1, 2011, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2010. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2010. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2010 or a subsequent year. Moreover, we may qualify as a PFIC for 2011 or a subsequent year if there were to be a change in the nature of our operations.

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

We are a Marshall Islands company, and our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.

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

In light of the recent downturn in the global economy, which could reduce the revenues we obtain from chartering our vessels and reduce the market value of our vessels, in the first quarter of 2009, our Board of Directors decided to suspend dividend payments. In addition, other external factors, such as our existing loan agreements and future financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects — Credit Facilities — Financial Covenants.”

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

History and Development of the Company

Stealthgas Inc. was incorporated in December 2004 in the Republic of the Marshall Islands. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011) (30) (210) 625-0001.

In October 2005, we completed an initial public offering of 8,000,000 of our common shares in the United States and our common shares began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market under the symbol “GASS”. On August 1, 2007, we completed a follow-on public offering of 7,660,105 common shares. During 2010, we initiated a share repurchase plan under which we bought back 1,205,229 common shares in 2010. There have been no further repurchases of common shares as of June 1, 2011.

Prior to the initial public offering, we owned 9 LPG carriers. Since the initial public offering, we acquired an additional 35 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 10 LPG carriers so that by December 31, 2010, we had a fleet of 34 LPG carriers, three product carriers, and one Aframax crude oil tanker. In 2011, we have taken delivery of two newbuilding LPG carriers, one on February 28, 2011 and one on April 20, 2011, and sold two LPG carriers, on May 9, 2011 and June 1, 2011. As of June 1, 2011, we also had agreements to acquire three additional newbuilding LPG carriers with expected delivery from July 2011 through May 2012 and to sell two LPG carriers, with scheduled deliveries in June and July 2011. Upon completion of these acquisitions and disposals our fleet will be composed of 35 LPG carriers with a total capacity of 168,124 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of June 1, 2011 all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers and refiners. In our core LPG sector, we carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The three medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.

As of June 1, 2011, our fleet consisted of 34 LPG carriers with an average age of 10.9 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. In addition, as of June 1, 2011, we had contracted to acquire 3 newbuilding LPG carriers with deliveries between July 2011 and May 2012. As of June 1, 2011, we had also agreed to sell two of the vessels in the fleet, the Gas Nemesis and the Gas Czar, with expected deliveries to their new owners in June and July 2011, respectively.

The table below describes our fleet and its deployment as of June 1, 2011.

LPG Carriers

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)	Type	Date	Status	Charter(1)

Gas Cathar	2001	7,517	fully-pressurized	October 2005	Time Charter	May 2012
Gas Premiership	2001	7,200	fully-pressurized	March 2008	Time Charter	March 2012
Gas Haralambos	2007	7,000	fully-pressurized	October 2007	Time Charter	June 2013
Gas Marathon	1995	6,572	fully-pressurized	November 2005	Time Charter	June 2011
Gas Moxie	1992	6,526	fully-pressurized	May 2005	Spot	—
Gas Flawless	2007	6,300	fully-pressurized	February 2007	Time Charter	June 2011
Gas Elixir	2011	5,018	fully-pressurized	February 2011	Time Charter	December 2012
Gas Cerberus	2011	5,018	fully-pressurized	April 2011	Spot	—
Gas Monarch	1997	5,018	fully-pressurized	December 2005	Spot	—
Lyne	1996	5,014	fully-pressurized	May 2006	Bareboat Charter	May 2012
Gas Emperor	1995	5,013	fully-pressurized	February 2005	Spot	—
Catterick	1995	5,001	fully-pressurized	November 2005	Time Charter	January 2012
Sir Ivor	2003	5,000	fully-pressurized	May 2006	Bareboat Charter	May 2012
Gas Icon	1994	5,000	fully-pressurized	June 2007	Time Charter	July 2011
Gas Kalogeros	2007	5,000	fully-pressurized	July 2007	Time Charter	June 2011
Gas Defiance	2008	5,000	fully-pressurized	August 2008	Time Charter	January 2013
Gas Shuriken	2008	5,000	fully-pressurized	October 2008	Time Charter	October 2012
Gas Sincerity	2000	4,123	fully-pressurized	November 2005	Bareboat Charter	August 2014
Gas Spirit	2001	4,112	fully-pressurized	December 2005	Bareboat Charter	January 2016
Gas Zael	2001	4,111	fully-pressurized	December 2005	Bareboat Charter	January 2014
Gas Kaisen	1991	4,109	semi-refrigerated	November 2004	Spot	—
Gas Nemesis*	1996	3,518	fully-pressurized	May 2007	Spot	—
Gas Evoluzione	1996	3,517	fully-pressurized	July 2007	Time Charter	August 2012
Gas Czar**	1995	3,510	fully-pressurized	February 2006	Spot	—
Gas Astrid	2009	3,500	fully-pressurized	April 2009	Bareboat Charter	April 2014
Gas Legacy	1998	3,500	fully-pressurized	October 2005	Time Charter	October 2011
Gas Sikousis	2006	3,500	fully-pressurized	August 2007	Bareboat Charter	May 2016
Gas Exelero	2009	3,500	fully-pressurized	June 2009	Bareboat Charter	June 2014
Gas Artic	1992	3,434	semi-refrigerated	April 2005	Time Charter	December 2011
Gas Ice	1991	3,434	semi-refrigerated	April 2005	Spot	—
Chiltern	1997	3,312	fully-pressurized	June 2007	Bareboat Charter	May 2013
Gas Pasha	1995	3,244	fully-pressurized	June 2006	Time Charter	September 2011
Gas Crystal	1990	3,211	semi-refrigerated	November 2005	Spot	—
Gas Tiny	1991	1,320	semi-refrigerated	October 2004	Spot	—
Total: 34 vessels		155,152 cbm

*	We have agreed to sell this vessel to an unaffiliated third party, with delivery to the buyer scheduled to occur by July 2011.

**	We had agreed to sell this vessel to an unaffiliated third party, and on June 15, 2011 delivered this vessel to the buyer.

Product Carriers/Crude Oil Tanker

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(dwt)	Type	Date	Status	Charter(1)

Navig8 Fidelity	2008	47,000	medium range product carrier	January 2008	Bareboat Charter	January 2015
Navig8 Faith	2008	47,000	medium range product carrier	February 2008	Bareboat Charter	February 2015
Alpine Endurance	2009	46,000	medium range product carrier	July 2009	Bareboat Charter	July 2012
Spike	2010	115,804	Aframax oil tanker	July 2010	Bareboat Charter	July 2015
Total: 4 vessels		255,804 dwt
Total Current Fleet: 38 Vessels

(1)	Earliest date charters could expire. Most charters include options to shorten or extend their terms.

LPG Carriers to be delivered

		Vessel
	Year	Size	Vessel	Delivery	Employment	Expiration of
Name	Built	(cbm)	Type	Date	Status	Charter

Gas Myth	2011	5,000	fully-pressurized	July 2011
Gas Husky	2011	7,500	fully-pressurized	January 2012
Gas Esco	2012	7,500	fully-pressurized	May 2012
Total contracted
LPG carriers:
3 vessels		20,000 cbm

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us.

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010, however, unless six months’ notice of non renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2012.

Stealth Maritime technically managed 13 vessels in our fleet, the Gas Evoluzione, the Gas Exelero, the Gas Crystal, the Gas Cathar, the Gas Flawless, the Gas Haralambos, the Gas Nemesis, the Gas Kalogeros, the Gas Premiership, the Gas Shuriken, the Gas Defiance, the Gas Elixir and the Gas Cerberus. Of the remaining 25 vessels in our fleet, as of June 1, 2011, 11, including each of our medium range product carriers and our Aframax tanker, were on bareboat charter and are therefore managed technically by the charterer, while the remaining 14 have their technical management subcontracted to either Selandia (formerly EMS) (seven vessels), a ship management company based in Singapore, or Swan Shipping Corporation (Manila), or Swan Shipping (five vessels), a ship management company based in the Philippines, or Dobson Fleet Management, or DFM (two vessels), a ship management company based in Cyprus. These three technical managers are supervised by Stealth Maritime. The technical management agreements with Selandia (Singapore), Swan Shipping and DFM may be terminated by either party at any time upon three months’ notice. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Selandia (Singapore), PTC and Swan Shipping are responsible for providing the crewing of the LPG fleet, to the extent that these vessels are not deployed on bareboat charters. These responsibilities include training, compensation, transportation and insurance of the crew. They also provide crewing for the vessels that are technically managed by DFM.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Currently, we deploy each of our medium range product carriers and our Aframax oil tanker on multi-year bareboat charters. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LPG charter rates although we could then be exposed to the risk of declining LPG carrier charter rates. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of June 1, 2011, we had 10 LPG carriers operating in the spot market , six on time charters expiring in 2011, 11 on time charters expiring beyond 2011 and seven on bareboat charters.

While the majority of our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

We have deployed two of the medium range product carriers in our fleet on seven-year bareboat charters scheduled to expire in the first quarter of 2015 and the third is deployed on a three-year bareboat charter scheduled to expire in the third quarter of 2012. We have deployed the Aframax crude oil tanker on a five-year bareboat charter, scheduled to expire in the third quarter of 2015.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2010, approximately 43% of our revenue was derived from our top four charterers as follows:

Year Ended
Customer	December 31, 2010

Petredec	12%
Vitol	11%
Shell	10%
Navig8	10%

Each of the two medium range product carriers we acquired in the first quarter of 2008 are deployed on bareboat charters to an international oil trader until the first quarter of 2015. The third medium range product carrier, which we acquired in July 2009, is deployed on a bareboat charter to a Far East-based ship operator until the third quarter of 2012, while the Aframax crude oil tanker we acquired in 2010 is deployed on a five-year bareboat charter to a European shipping company.

Environmental and other Regulations

Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

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

Environmental Regulations — International Maritime Organization (“IMO”)

The International Maritime Organization (“IMO”) (the United Nations agency for maritime safety and the prevention of pollution by ships), has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, by noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and the prevention of air pollution from ships. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate.

In October 2008 the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments will require a progressive reduction of sulfur dioxide levels in bunker fuels and impose more stringent nitrogen oxide emission standards on marine diesel engines, depending on their date of installation. More stringent emission standards will apply in coastal areas designated as Emission Control Areas, such as the United States and Canadian coastal areas recently designated by IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the new Annex VI requirements.

Our liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. All of our liquefied gas carriers have Certificates of Fitness and we intend to obtain such certificates for our newbuilds.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5,000. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The exchange rate between SDRs and U.S. dollars was 1.54 U.S dollars per SDR unit on December 30, 2010. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008 and as of February 28, 2011 has been ratified by 58 states. In other jurisdictions, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

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

The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals.

Environmental Regulations — The United States Oil Pollution Act of 1990 (“OPA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA broadly defines these other damages to include:

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

Effective July 31, 2009, the United States Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17,088,000 for double-hulled tank vessels and established a procedure for adjusting the limits every three years..These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Although the May 2010 oil spill disaster in the Gulf of Mexico resulted from the explosion of a deepwater drilling rig, legislation has been introduced in both houses of the United States Congress to substantially increase the limits of liability for all vessels.

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

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. There were some expectations that a new climate change treaty would be adopted at the December 2009 United Nations Climate Change Conference, but the participating countries merely adopted the so-called Copenhagen Accord, a framework for future negotiations that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen Accord could lead to restrictions on greenhouse gas emissions from shipping. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The EU intends to expand its existing emissions trading scheme to vessels, and IMO’s Marine Environment Protection Committee is developing technical and operational measures, including energy efficiency standards and market-based instruments, to limit emissions of greenhouse gases from international shipping. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to make significant financial expenditures or otherwise limit our operations.

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

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Classification and Inspection

All our vessels are certified as being “in class” by Lloyds Register of Shipping, Bureau Veritas, NKK, the American Bureau of Shipping, RINA SpA and C.C.S. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year — an annual survey, every two to three years — an intermediate survey, and every four to five years — a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection.

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

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

We also maintain increased value insurance for most of our vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. The worldwide LPG sector is comparatively smaller than other shipping sectors consisting of approximately 1,193 vessels as of June 1, 2011, of varying sizes between 1,000 and 80,000 cbm.

Overall, throughout the LPG sector, approximately 117 newbuildings are on order as of June 1, 2011 and expected to be delivered from 2011 to the end of 2014. In the Handy size vessel sector (3,000 cbm to 8,000 cbm), which is the specific sector which we focus on, as of June 1, 2011, 69 vessels were on order for scheduled delivery over the next three years, while approximately 35% the vessels in this sector are 20 years or older. As of June 1, 2011, our LPG carrier fleet had an average age of 10.9 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of June 1, 2011, we had the largest single-owned fleet in our sector (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

Ownership of medium range product carriers and crude oil tankers capable of transporting crude oil and refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent tanker owners. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

Employees

As of December 31, 2010, 301 officers and 319 crew members served on board the vessels in our fleet. These officers and crew, however, are not directly employed by the Company.

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in 2007, 2008, 2009 and 2010. We have limited exposure to seasonality with respect to our product carriers as two of them are deployed on fixed rate bareboat charters expiring in the first quarter of 2015 and the third is deployed on a fixed rate bareboat charter expiring in the third quarter of 2012. Similarly, the Aframax crude oil is deployed in a five-year fixed rate bareboat charter that began in July 2010.

Properties

We have no freehold interest in any real property. We lease office space from the Vafias Group. For the year ended December 31, 2010, this rent amount was $55,214. This lease was renewed effective January 3, 2010 for two years at a rate of €42,000 per year. We believe this is no more than would be incurred on an arm’s length basis with an unaffiliated landlord.

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

Overview

Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users and, with our acquisition of three product carriers and one Aframax tanker, beginning in the first quarter of 2008, we also provide vessels capable of transporting refined petroleum products such as gasoline, diesel, fuel oil. jet fuel and crude oil. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. We primarily operate in and have an approximate 13.5% market share of vessels of 20 years old or less in the Handy size sector of the liquefied petroleum gases (“LPG”) shipping market, which is made up of approximately 297 vessels that are 20 years old or less. In comparison to other sectors of the shipping industry, the LPG Handy size sector is characterized by relative stability and a high proportion of established operators, including significant participation by the “oil majors.”

As of December 31, 2010, our fleet consisted of 34 LPG carriers, three product carriers and an Aframax tanker and, as of June 1, 2011, after having sold two older LPG carriers and taken delivery of two newbuilding LPG carriers, we had a fleet of 34 LPG carriers, three product carriers and one Aframax tanker. While our focus remains on the LPG sector, where we continue to be the largest owner of such vessels in our Handysize sector, we made an investment in medium range product carriers in 2008, acquiring two medium range product carriers in the first quarter of 2008 and an additional medium range product carrier in July 2009, and in a crude oil tanker in June 2010 to partially diversify the company’s operations away from being solely reliant on one specific sector. As of June 1, 2011, we also had agreements to acquire three newbuilding LPG carriers with expected delivery from July 2011 through May 2012 and to sell two additional vessels LPG carriers. Once these acquisitions and disposals are completed, assuming no other acquisitions or disposals, our fleet will be composed of 35 LPG carriers with a total capacity of 168,124 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker.

For the years ended December 31, 2010, 2009 and 2008, we owned an average of 38.6 vessels, 42.0 vessels and 38.6 vessels generating revenues of $111.4 million, $113.0 million and $112.6 million, respectively.

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

As of June 1, 2011, seven of our LPG carriers, the three medium range product carriers and the Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. Of the 27 remaining vessels in our fleet of LPG carriers, as of June 1, 2011, 17 were employed on time charters, with the remaining ten vessels deployed in the spot market. As of June 1, 2011, 65% of our anticipated fleet days were covered by period charter contracts for the remainder of 2011 and 43% for 2012. The corresponding forward coverage as of June 1, 2010 was 65% for 2010, and 30% for 2011. During 2010, we arranged 20 new charters of more than 12 months’ duration, thereby increasing our forward coverage. However, we are exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

Share Repurchase Program:  On March 22, 2010, the Board of Directors approved a share repurchase program authorizing the purchase of up to $15.0 million of Stealthgas Inc. common shares. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice. During the year ended December 31, 2010, 1,205,229 shares were repurchased under this program for a total consideration of $6.3 million, approximately 5.4% of the common stock outstanding. As of June 1, 2011, we had not made any stock repurchases in 2011.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. During 2009 and 2010 there was a downturn in market conditions that resulted in a decrease in the number of vessels being contracted under time or bareboat charters as charterers sought to keep their commitments on a shorter term basis. Since the last quarter of 2010, LPG carrier market conditions have improved modestly, and as of June 1, 2011, we had ten vessels trading in the spot market. The improvement in market conditions is evident when comparing the level of prevailing one year time charter rate at June 1, 2011 against the prevailing one year time charter rate at June 1, 2010, rates, as well as vessel values, which continue to remain relatively stable in the LPG sector of the shipping industry. The average one-year time charter market rate per day per vessel for a modern 3,500 cbm vessel in the second quarter of 2011 was $8,092 compared to $7,236 for the same quarter of 2010. Rates remain below highs reached in 2007 and 2008 however, and remain subject to downside risks, including, in the event of increased weakness in the global economy and lower demand for the transport of LPG.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. Each of the three product carriers in our fleet as of June 1, 2011 were deployed on a fixed rate bareboat charter with two expiring in the first quarter of 2015 and the third in the third quarter of 2012, which will limit our exposure to fluctuations in charter rates in the product carrier sector, although in the second quarter of 2011 we agreed to a 10% reduction in the daily charter rate for one of these product carriers. In addition, our Aframax crude oil tanker was deployed on a fixed rate bareboat charter with an initial term of five years, expiring in the third quarter of 2015.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2008, 2009 and 2010. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term fixed rate bareboat charters.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future.

Basis of Presentation and General Information

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier, product carrier and crude oil tanker charter markets.

Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier, product carrier or crude oil tanker charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) are paid by the charterer. Bunkers (fuel oil) accounted for 57.5% of total voyage expenses for the year ended December 31, 2010 and 48.1% for the year ended December 31, 2009. In 2010, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses. As of June 1, 2011, 24 of our 34 LPG carriers and each of our three product carriers and Aframax tanker were deployed on either time charter or bareboat charter. We currently expect a generally similar employment mix, and associated impact on voyage expenses, to continue in 2011.

Time Charter Equivalent

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE (please refer to “Item 3— Key Information — Selected Consolidated Financial Data” of this Annual Report on Form 20-F). Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels. Our average daily TCE rate was $7,064 for the year ended December 31, 2010, $6,727 for year ended December 31, 2009, and $7,588 for the year ended December 31, 2008. The reasons for these changes are discussed below under “Results of operations — Year ended December 31, 2010 compared to year ended December 31, 2009” and “Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008.”

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. These expenses on an overall basis increased during the year ended December 31, 2010 and will continue to increase as our fleet grows. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During 2010 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a brokerage commission of 1.25% on freight, hire and demurrage for each vessel and a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays the three technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal, accounting and professional expenses and other general vessel expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2010, such compensation was in the aggregate amount of €992,510 (US $1,311,363 based on the average exchange rate of €1.00: US $1.321 in effect throughout 2010).

Depreciation & Dry docking

We depreciate our LPG carriers and product carriers on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred. During 2010 we dry docked six vessels, at a total cost of $2.7 million. We expect that during 2011 our dry docking costs will be significantly higher as more vessels are due to be dry docked.

Impairment Loss

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. We review for impairment the carrying value of the vessels whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, as well as performing an annual review on December 31. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. In evaluating useful lives and carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations.

No impairment loss was identified or recorded for 2010 and we have not identified any other facts or circumstances that would require the write down of vessel values. Of the four vessels we entered into agreements to sell in 2011, we expect to recognize a loss in the second quarter of 2011 in respect of two of the vessels we delivered to purchasers and an impairment loss in the second quarter of 2011 in respect of a third vessel scheduled to be delivered to its purchaser in July 2011.

Interest Expense

We have entered into loan agreements to fund a portion of the purchase price of the vessels in our fleet, which are described in the “— Credit Facilities” section below, and we anticipate drawing additional amounts under certain of these credit facilities and entering into additional credit facilities in the future to fund a portion of the purchase price for the vessels we have announced we will acquire or we may acquire in the future. We will incur additional interest expenses under any new credit facilities we will enter into to finance or refinance the purchase price of additional vessels as described in the “— Capital Expenditures” section below.

Results of Operations

Year ended December 31, 2010 compared to the year ended December 31, 2009

The average number of vessels in our fleet was 38.6 in the year ended December 31, 2010 compared to 42.0 in the year ended December 31, 2009.

VOYAGE REVENUES — Voyage revenues for the year ended December 31, 2010 were $111.4 million compared to $113.0 million for the year ended December 31, 2009, a decrease of $1.6 million, or 1.4%. The average daily TCE rate for the year ended December 31, 2010 was $7,064, an increase of $337, or 5.0%, compared, to a daily TCE rate of $6,727 for the year ended December 31,

2009. Total voyage days for our fleet were 13,835 in the year ended December 31, 2010 compared to 15,240 for the year ended December 31, 2009 due to the decrease in the average number of vessels in our fleet. Of the total voyage days in 2010, 10,327, or 74.6%, were either time charter or bareboat charter days and 3,508, or 25.4%, were spot charter days. This compares to 12,276, or 80.6%, time or bareboat charter days and 2,964, or 19.4%, spot charter days in 2009. Our fleet utilization was 98.3% and 99.4% for the years ended December 31, 2010 and December 31, 2009, respectively. Despite the increase in the daily charter rate for the year ended December 31, 2010 compared to the year ended December 31, 2009, revenues declined slightly in 2010 due primarily to the decreased number of vessels we operated during the year and the corresponding decrease in voyage days, offset in part by slightly higher prevailing charter rates.

VOYAGE EXPENSES — Voyage expenses were $13.7 million for the year ended December 31, 2010 and were $10.5 million for the year ended December 31, 2009, an increase of $3.2 million, or 30.5%. These consisted largely of bunker charges in the amount of $7.9 million for 2010 compared to bunker charges in the amount of $5.1 million for the year ended December 31, 2009, an increase of 54.9%, due to the increased level of spot market days undertaken by the Company’s fleet for the year ended December 31, 2010 compared to the year ended December 31, 2009. Voyage expenses also included port expenses of $2.7 million for the year ended December 31, 2010 compared to $2.0 million for the year ended December 31, 2009, an increase of 35.0% and commissions to third parties which were $1.6 million for the year ended December 31, 2010 compared to $1.7 million for the year ended December 31, 2009, a decrease of 5.9%. The increase in voyage expenses for the year ended December 31, 2010 compared to the year ended December 31, 2009 reflects primarily the steep increase in the number of spot voyages undertaken by the Company’s fleet during the year ended December 31, 2010 compared to the year ended December 31, 2009.

VESSEL OPERATING EXPENSES — Vessel operating expenses were $38.3 million for the year ended December 31, 2010 and were $38.0 million for the year ended December 31, 2009, an increase of $0.3 million, or 0.8%. Crew wages and related costs were $24.0 million for the year ended December 31, 2010 compared to $23.7 million for the year ended December 31, 2009. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.6 million in the year ended December 31, 2009 to $5.8 million in the year ended December 31, 2010, while repairs and maintenance costs were $4.8 million in the year ended December 31, 2010 compared to $4.6 million for the year ended December 31, 2009.

DRY DOCKING COSTS — Dry docking costs were $2.7 million for the year ended December 31, 2010 and were $1.3 million for the year ended December 31, 2009, an increase of $1.4 million, or 107.7%. Dry docking costs increased due to a net increase in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2010 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2009. For the year ended December 31, 2010, six vessels were dry docked compared to three vessels for the year ended December 31, 2009.

MANAGEMENT FEES — Management fees were $5.2 million for the year ended December 31, 2010 and were $5.2 million for the year ended December 31, 2009. For the year ended December 31, 2010, out of a total calendar days of 14,075, 10,632, or 75.5%, related to vessels under time or spot charter while out of a total calendar days of 15,335 in 2009, 10,425, or 68.0%, related to vessels under time or spot charter. Accordingly, while the percentage of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2010 from 2009, the total number of calendar days for the fleet decreased due to the lower number of vessels under our ownership. As a result of the above, the management fees remained flat.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $3.0 million for the year ended December 31, 2010 and were $3.6 million for the year ended

December 31, 2009, a decrease of $0.6 million, or 16.7%, mainly due to a decrease of $0.4 million in stock based compensation expense as part of the equity compensation awards that were given during 2007 and 2008. No stock grants, bonuses or salary increases were made during the years ended December 31, 2009 and December 31, 2010.

DEPRECIATION — Depreciation expenses for the 38.6 average number of vessels in our fleet for the year ended December 31, 2010 were $26.6 million compared to $26.8 million for the 42.0 average number of vessels in our fleet for the year ended December 31, 2009, a decrease of $0.2 million, or 0.7%.

NET GAIN ON SALE OF VESSELS — Following the sale of five vessels, the Gas Natalie, Gas Prophet, Gas Texiana, Gas Prodigy and the Gas Eternity, we recorded a net gain on the sale of these five vessels for the year ended December 31, 2010 of $1.0 million. This compares to the sale of two vessels, the Gas Sophie and the Gas Fortune, in 2009, whereby we recorded a net loss of $0.8 million.

IMPAIRMENT LOSS ON FUTURE SALE OF VESSELS — For the year ended December 31, 2009, we recorded an impairment loss of $9.9 million related to the sale of four vessels which were agreed and subject to a Memorandum of Agreement signed in the year ended December 31, 2009 but with the delivery of these vessels to take place in the year ending December 31, 2010. The Gas Natalie was delivered to her new owners on January 15, 2010, the Gas Prophet was delivered to her new owners on March 16, 2010, the Gas Texiana (ex Birgit Kosan) was delivered to her new owners on April 6, 2010 and the Gas Eternity was delivered to her new owners on May 6, 2010. For the year ended December 31, 2010 no impairment loss was recorded.

FORFEITURE OF VESSEL DEPOSIT AND CONTRACT TERMINATION FEES — On June 25, 2008 we signed a Memorandum of Agreement to acquire a resale medium range product carrier to be named, upon her delivery, the Stealth Argentina. A deposit of $5.75 million was placed upon the signing of this agreement. During the year ended December 31, 2009 certain technical defects in the specifications of the vessel became apparent to the Company and it sought to renegotiate the Memorandum of Agreement with the seller of the vessel. These negotiations were conducted during the course of 2009 and in December 2009 an agreement was reached whereby the Memorandum of Agreement to purchase the vessel would be cancelled and we would pay, along with the forfeiture of the $5.75 million paid in June 2008, a further fee of $10.75 million to the sellers. The total amount paid by us was $16.5 million made up of the deposit of $5.75 million and four further payments paid at the end of April 2010, July 2010, October 2010 and January 2011 in the amount of $2.7 million each and was recorded as a loss in 2009. As of June 1, 2011, all payments related to this agreement had been made.

INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $7.7 million for the year ended December 31, 2010 and were $9.1 million for the year ended December 31, 2009, a decrease of $1.4 million, or 15.4%. This resulted primarily from a reduction in LIBOR rates on our bank debt. The average interest rate including margin decreased to 2.20% for the year ended December 31, 2010, compared to 2.59% for the year ended December 31, 2009.

CHANGE IN FAIR VALUE OF DERIVATIVES — For the years ended December 31, 2010 and December 31, 2009, we incurred a loss on derivatives of $6.1 million and $5.5 million, respectively. The loss on derivatives for the year ended December 31, 2010 is made up of a cash loss of $6.1 million on interest rate swaps, a non-cash loss of $1.8 million due to the change in fair value of our interest rate swaps and a non-cash gain on the change in fair value of our foreign currency forward contracts denominated in Japanese Yen totaling $1.8 million. The non-cash gain of our Japanese Yen denominated foreign currency forward contracts was due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2010. Generally, the fair value of our interest rate swap agreements increased as of December 31, 2010 compared to December 31, 2009 as a result of increased forward interest rates. The interest rate swaps agreements fair value is recorded in our balance sheet as a liability as a result of the continuous low interest rate environment with the floating rates we receive under our swap agreements decreasing to a level below the fixed rates we pay under the same agreements.

INTEREST INCOME — Net interest income was $0.32 million for the year ended December 31, 2010, compared to $0.25 million for the year ended December 31, 2009, an increase of $0.07 million, or 28.0%, related to higher deposit rates achieved on cash balances despite lower average cash balances on deposit throughout the year ended December 31, 2010 compared to the year ended December 31, 2009.

FOREIGN EXCHANGE LOSS — For the year ended December 31, 2010, we incurred a foreign exchange gain of $1.5 million. For the year ended December 31, 2009, we incurred a foreign exchange loss of $0.3 million. This $1.8 million improvement resulted primarily from revaluation of yen deposits on December 31, 2010, that were accumulated through several foreign exchange swap transactions the Company had previously entered to.

NET INCOME — As a result of the above factors, we recorded a net income of $11.1 million for the year ended December 31, 2010, compared to a net loss of $13.3 million for the year ended December 31, 2009.

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

FORFEITURE OF VESSEL DEPOSIT AND CONTRACT TERMINATION FEES — On June 25, 2008 we signed a Memorandum of Agreement to acquire a resale medium range product carrier to be named, upon her delivery, the Stealth Argentina. A deposit of $5.75 million was placed upon the signing of this agreement. During the year ended December 31, 2009 certain technical defects in the specifications of the vessel became apparent to the Company and it sought to renegotiate the Memorandum of Agreement with the seller of the vessel. These negotiations were conducted during the course of 2009 and in December 2009 an agreement was reached whereby the Memorandum of Agreement to purchase the vessel would be cancelled and the Company, along with the forfeiture of the $5.75 million paid in June 2008, would pay a further fee of $10.75 million to the sellers. The total amount paid by us was $16.5 million made up of the deposit of $5.75 million and four further payments paid at the end of April 2010, July 2010, October 2010 and January 2011 in the amount of $2.7 million each and was recorded as a loss in 2009.

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

Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents of $29.8 million and $4.5 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cashflows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales. We have not raised capital through an equity offering since our follow-on public offering in the third quarter of 2007. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt, implement our share repurchase program and fund working capital requirements.

Our liquidity needs, as of December 31, 2010 through the end of 2012, primarily relate to the purchase of the five LPG newbuilding carriers for which we have scheduled future payments through the delivery of the final contracted vessel during 2012 aggregating $89.7 million, based on the USD/JPY exchange rate as of March 31, 2011, and installment payments on our outstanding indebtedness. We paid the remaining purchase price for one of these newbuilding LPG carriers, which was delivered to us in February 2011, with $16.5 million of borrowings under our DVB Bank S.E. Nordic Branch credit facility, and one newbuilding LPG carrier, which was delivered to us in April 2011, with $16.4 million in borrowings under our DVB Bank S.E. Nordic Branch credit facility. As of June 1, 2011, for the next 12 months, we had capital expenditures totaling $59 million in scheduled installment payments on three newbuilding LPG carriers remaining to be delivered to us between 2011 and 2012. We expect to fund the remaining acquisition cost of the three LPG carriers with bank debt and cash generated from operations. As of June 1, 2011, we had $357 million of outstanding indebtedness, of which $34.6 million was payable within 12 months.

We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segments, that may restrict our ability to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under arranged credit facilities will be sufficient to fund our operations, including working capital requirements, over the next 12 months taking into account our existing capital commitments and debt service requirements.

After giving effect to the $16.4 million debt drawdown upon delivery of our second newbuilding LPG carrier on April 20, 2011, we had up to $61.5 million of undrawn availability under our credit facilities to partially finance the remaining purchase prices of our three remaining newbuilding LPG carriers. Of our fleet of 38 vessels as of June 1, 2011, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Catterick, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading ‘‘— Credit Facilities” below.

In the second quarter of 2011 we agreed to sell four LPG carriers, for an aggregate of $25.9 million, three of which, Gas Shanghai, Gas Chios and Gas Czar, were delivered to their new owners in the second quarter of 2011, and the remaining one of which, Gas Nemesis, is scheduled to be delivered to her new owner in July 2011. We expect to use part of the net proceeds from these sales to repay existing indebtedness secured by mortgages on these vessels of $8.1 million, of which $4.5 million had been repaid as of June 1, 2011.

In 2009, we entered into a cash conservation approach, which included our cost containment strategy and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the general uncertainties in the global economy. Along with the cessation of dividend payments, we also decided as of December 31, 2009 and as of December 31, 2010 not to pay any bonuses to management and no accrual was made for bonuses for the three months ended March 31, 2011. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any at our discretion and without notice As of December 31, 2010, 1.2 million common shares had been repurchased at an aggregate cost of $6.3 million. During 2011, no further share purchases had been made as of June 1, 2011.

The following table presents cash flow information for each of the years ended as of December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010

(In thousands of U.S. Dollars)
Net cash provided by operating activities	48,081	48,347	27,816
Net cash used in investing activities	(159,980)	(101,564)	(33,172)
Net cash provided by/(used in) financing activities	120,632	55,445	(10,614)
Effect of exchange rate changes on cash	—	—	1,691

Increase/(decrease) in cash and cash equivalents	8,733	2,228	(14,279)
Cash and cash equivalents at beginning of year	33,115	41,848	44,076

Cash and cash equivalents at end of year	41,848	44,076	29,797

Net cash provided by operating activities — was $27.8 million for the year ended December 31, 2010, $48.3 million for the year ended December 31, 2009 and $48.1 million for the year ended December 31, 2008. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, pays for the operating expenses of our vessels and gets reimbursed by us. The decrease in net cash provided by operating activities was mainly due to the decrease in revenue generated by operations and higher expenses, mainly voyage expenses due to the higher number of vessels operating in the spot market, as well as higher dry dock expenses, as more vessels were dry docked during the year. During 2010 we also paid $8.1 million related to the cancellation of the purchase of the Stealth Argentina that was agreed upon during 2009. Although net cash provided by operating activities changed little on an overall basis between the year ended December 31, 2009 and the year ended December 31, 2008, a significant source of cash was a $10.3 million increase in cash related payables to a related party. This was as a consequence of a longer payment period being granted by the related party, Stealth Maritime Corp., in regard to the settlement of related payables. Other factors effecting the cash generation from operations were broadly neutral between 2009 and 2008 hence the small increase of $0.2 million in cash generated from operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Net cash used in investing activities — was $33.2 million for the year ended December 31, 2010. We sold five vessels, the Gas Prophet, the Gas Texiana, the Gas Prodigy, the Gas Eternity and the Gas Natalie, with net proceeds of $37.1 million. Outflows of $57.1 million and $13.8 million reflect the acquisition of the Spike and yard installments for the five newbuilding LPG carriers. For the year ended December 31, 2009, net cash used in investing activities was $101.6 million, reflecting the $11.7 million proceeds from the sales of the Gas Sophie and the Gas Fortune, the acquisition of four vessels totaling $106.1 million, the Gas Natalie in February 2009, the Gas Astrid in April 2009, the Gas Exelero in June 2009 and the Alpine Endurance in July 2009, plus $12.0 million paid as stage payments on the five newbuilding LPG carriers. The above four vessels acquired in 2009 were financed by a combination of $88.2 million of bank facilities and $17.9 million of cash on hand. Net cash used in investing activities was $160.0 million for the year ended December 31, 2008, reflecting the acquisition of 5 vessels, the Navig8 Fidelity in January 2008, the Navig8 Faith in February 2008, the Gas Premiership in March 2008, the Gas Defiance in July 2008 and the Gas Shuriken in October 2008.

Cash generated by our operations and used in investing activities is utilized primarily in investing in additional assets, Handy size (3,000 to 8,000 cbm) LPG carriers, medium range product carriers and crude oil tankers. Short-term cash is generally invested in bank deposits. We do not invest in any marketable securities.

Net cash used in financing activities — was $10.6 million for the year ended December 31, 2010, reflecting $45 million of borrowings under the DnB Nor loan agreement for the purchase of the Spike, $6.3 million paid for stock repurchases under the stock repurchase plan and $45.7 million in loan repayments under our current facilities including $14.4 million of loan repayments due to sale of four vessels securing such debt. For the year ended December 31, 2009, net cash provided by financing activities was $55.4 million reflecting $88.2 million of borrowings under the DVB Bank S.E. Nordic Branch, the EFG Eurobank Ergasias S.A. and the NIBC Bank N.V. loan agreements to fund the acquisition of three vessels, offset by $26.0 million in loan repayments and $4.2 million of dividends paid to stockholders. Net cash provided by financing activities was $120.6 million for the year ended December 31, 2008, reflecting $161.8 million of borrowings under the DnB NOR Bank, Scotia Bank, Deutsche Bank, National Bank of Greece and Emporiki Bank loan agreements to fund the acquisition of five vessels, offset by $23.9 million in loan repayments and $16.7 million of dividends paid to shareholders.

As and when we identify assets that we believe will provide attractive returns, we generally enter into specific term loan facilities and borrow amounts under these facilities as vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then-existing fleet.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had an aggregate of outstanding indebtedness of $345.1 million, as of December 31, 2010 reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.”

Outstanding
	Principal		Repayment	Mortgaged
Lender	Amount	Maturity	Installments	Vessels

BNP PARIBAS	$35.96 million	Due May 2016	Quarterly installments of $1.15 million plus a balloon payment of $10.55 million payable together with the final installment.	Sir Ivor, Lyne, Gas Tiny, Gas Kaizen, Gas Shanghai, Gas Emperor, Gas Ice, Gas Arctic, Gas Amazon
DNB NOR BANK ASA	$55.90 million	Due March 2016	Semi-annual payments of $3.37 million, plus a balloon payment of $21.53 million payable together with the final installment.	Gas Marathon, Gas Sincerity, Gas Cathar, Gas Legacy, Gas Monarch, Gas Czar, Gas Flawless, Gas Premiership
DNB NOR BANK ASA	$3.66 million	Due June 2016	Semi-annual installments of $0.24 million plus a balloon payment of $1.05 million payable together with the final installment.	Gas Pasha

Outstanding
	Principal		Repayment	Mortgaged
Lender	Amount	Maturity	Installments	Vessels

SCOTIABANK	$38.36 million	Due June 2015 Due December 2017	$4.48 million is repayable in semi-annual installments of $0.34 million, plus a balloon payment of $1.45 million payable together with the final installment. $33.88 million is repayable, in semi-annual installments of $1.54 million each, plus a balloon payment of $12.30 million payable together with the last installment.	Gas Icon, Navig8 Fidelity
NATIONAL BANK OF GREECE	$29.36 million	Due Nov 2020	Semi-annual installments of $0.97 million each plus a balloon payment of $9.97 million payable together with the last installment.	Gas Defiance, Gas Shuriken
DEUTSCHE BANK	$33.38 million	Due Feb 2020	Quarterly installments of $0.625 million and a balloon payment of $10.88 million.	Navig8 Faith
EMPORIKI BANK	$26.00 million	Due Oct 2020	Semi-annual installments of $0.86 million, plus a balloon payment of $8.8 million, payable together with the last installment.	Gas Sikousis, Gas Kalogeros
DVB BANK	$28.64 million	Due Apr 2014 Due Jul 2014	$16.77 million is repayable in quarterly installments of $0.41 million each, plus a balloon payment of $10.99 million payable together with the last installment. $11.87 million is repayable, in quarterly installments of $0.22 million each, plus a balloon payment of $8.63 million payable together with the last installment.	Gas Astrid, Gas Exelero, Chiltern

Outstanding
	Principal		Repayment	Mortgaged
Lender	Amount	Maturity	Installments	Vessels

NIBC BANK	$23.42 million	Due Jul 2014	Three semi-annual installments of $1.64 million each and five semi-annual installments of $1.08 million and a balloon payment of $13.12 million payable together with the last installment.	Gas Haralambos, Gas Spirit, Gas Nemesis
EFG EUROBANK - ERGASIAS	$26.25 million	Due Jul 2019	Five quarterly installments of $0.60 million each and thirty quarterly installments of $0.39 million and a balloon payment of $11.55 million payable together with the last installment.	Alpine Endurance
DNB NOR BANK ASA	$44.15 million	Due Oct 2016	Quarterly installments of $0.85 million each and a balloon payment of $24.6 million.	Spike, Gas Zael

As of June 1, 2011, three of our 38 vessels, the Gas Crystal, the Gas Evoluzione and the Catterick, were unencumbered.

On February 1, 2011, we entered into a credit facility with DVB Bank SE Nordic Branch to partially finance the purchase price of the three newbuilding LPG carriers, Gas Elixir, Gas Cerberus and Gas Myth, in an amount equal to the lesser of $49,500,000 and the 75% of the vessels’ charter free market value at the time of delivery. The term loan will be drawn down in three tranches upon the delivery of each vessel. The first tranche amounted to $16,500,000 was drawn down on March 1, 2011, upon the delivery of the Gas Elixir; the second tranche amounted to $16,400,000 was drawn down on April 20, 2011, upon the delivery of the Gas Cerberus; and the third tranche of $16,500,000 is expected to be draw down in July 2011, upon the delivery of the Gas Myth. The total facility of $49,400,000 will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments of $825,000 each plus a balloon payment of $26,300,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus a margin. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

On March 1, 2011, we entered into a credit facility with NORD/LB Bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco and Gas Husky, in an amount equal to (i) the lesser of $42,000,000 or 70% of the vessels’ charter free market value at the time of delivery or (ii) the lesser of $45,000,000 or 75% of the vessel’s charter free market value if at the time of their delivery we have arranged for a two-year charter for both vessels. The term loan will be drawn down in two tranches upon the delivery of each vessel between January and May 2012. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment. The term loan’s interest rate is LIBOR plus a margin. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. Upon drawing under this facility, we will be subject to similar financial covenants as those contained in our other credit facilities and a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under the loan of 125%, other than during the first three years after both tranches of the loan have been drawn, when this required ratio will be 120%.

Financial Covenants

Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value, maintenance clause) at all times in excess of (i) 130% under our loan agreement with BNP-Paribas and NIBC Bank N.V., (ii) 125% under our loan agreements with DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank and (iii) 110% under our loan agreement with Deutsche Bank through March 31, 2012 and 125% thereafter.

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•	ensure that members of the Vafias family at all times own at least 15% of our outstanding capital stock.

•	In addition, our loan agreement with BNP Paribas Bank requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank and Deutsche Bank each require us to maintain a cash balance equivalent to $200,000 for each vessel mortgaged to Scotiabank or Deutsche Bank, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent to $800,000 with Emporiki Bank at all times our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent to $200,000 with EFG Eurobank at all times; our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank at all times; and

•	maintain a free cash balance of $10,000,000.

Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow generally on a rolling 12 months basis.

As of December 31, 2010, we were in breach of the value maintenance clause in our loan facility with Deutsche Bank and we obtained a waiver of the above covenant breach. In connection with this waiver agreement, which reduced the value maintenance requirement from 125% to 110% through March 31, 2012, we agreed to make a repayment on the outstanding balance of the credit facility of $1.5 million in May 2011 and to maintain a minimum charter hire rate level for the vessel mortgaged under the loan facility. We and Deutsche Bank agreed to a reduction in the margin from the higher margin level agreed in connection with previous waiver agreements.

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

Contractual Obligations

Contractual obligations as of December 31, 2010 were:

	Payments due by period (in thousands)
					More than
					5 years
					(After
		Less than 1	1-3 years	3-5 years	January 1,
	Total	year (2011)	(2012-2013)	(2014-2015)	2016)

Long-term debt obligations(1)	$345,086	$34,832	$63,512	$90,899	$155,843
Interest on principal amounts outstanding(1)(2)	56,462	6,838	15,204	16,840	17,580
Management fees(3)	7,070	4,814	2,256	—	—
Office lease(4)	61	56	5	—	—
Operating lease(5)	38	38	—	—	—
Vessel purchase agreements	89,703	67,379	22,324	—	—

Total	$498,420	$113,957	$103,301	$107,739	$173,423

(1)	Does not include $32.9 million drawn down under our DVB Bank SE Nordic Branch upon delivery to us of the newbuilding LPG carriers, Gas Elixir and Gas Cerberus, in March 2011 and April 2011, respectively.

(2)	Based on assumed LIBOR rates of 0.2539% for 2011, 0.6214% for 2012, 1.5827% for 2013, 2.5487% for 2014, 3.3130% for 2015 and 3.8884% thereafter, and the effect of our interest rate swap arrangements.

(3)	Under our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter. Based on the payment of these management fees and our currently contracted vessel acquisitions, we expect to pay at least $4.8 million per year to Stealth Maritime as fees under the management agreement. We also will pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. In addition, we will reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer and Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor. Such compensation was in the aggregate amount of €992,510 (US $1,311,363 based on the average exchange rate of €1.00: US $1.321 in effect throughout 2010). The initial term of our management agreement expired in June 2010 but extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party.

(4)	We lease office space from the Vafias Group. This lease was renewed effective January 3, 2010 for two years at a rate of €42,000 per year.

(5)	In October 2005, we entered into a three year cancelable operating lease for a motor vehicle. The initial term of the lease terminated in October 2008. The lease was renewed effective October 2008 for a further three years. The cost is €34,200 per year.

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

As a result of the impairment review, as of December 31, 2009, undiscounted net operating cash flows exceeded each vessel’s carrying values except for one vessel which was scheduled to be delivered by us in 2010, accordingly, we identified and recorded an impairment loss of $0.2 million in 2009. In addition, we recorded an impairment loss of $9.7 million for three of our vessels that were classified as held for sale as of December 31, 2009, and were subsequently delivered to their new owners in 2010. We did not identify any impairment for the years ended December 31, 2008 and 2010 and so, no impairment loss was recorded in those years.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Depreciation:  We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2010 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

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

Derivative Financial Instruments:  We follow the standard “Accounting for Derivative Instruments and Hedging Activities” as amended, to account for and report on derivative instruments. During 2008 and 2009, we engaged in six interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of our variable rate borrowings. These swap agreements are designated and qualify as cash flow hedges. Their fair value is included in financial instruments in the Company’s consolidated balance sheets with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statements of operations. If the hedged items are forecasted transactions that later are not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is our intention to hold these swap agreements to maturity. During 2008, we discontinued hedge accounting for two of our interest rate swap contracts and during 2009 we ceased hedge accounting for one more of our interest rate swap contracts due to their becoming “ineffective” under the guidance. As of December 31, 2010, none of our interest rate swap contracts qualified for hedge accounting and we recorded their change in fair values in our income statement.

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

Stock Incentive Plan:  Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors in 2008 and 2009, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). No events or circumstances occurred in 2010 that would require us to revise estimates related to stock-based compensation and such revisions are not expected to occur in the future.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of June 1, 2011, information for each of our directors and senior managers.

				Year
				Director’s
			Year	Current
			Became	Term
Name	Age	Positions	Director	Expires

Harry N. Vafias	33	President, Chief Executive Officer and Class III Director	2004	2012
Konstantinos Sistovaris	33	Chief Financial Officer	—	—
Michael G. Jolliffe	61	Chairman of the Board, Class II Director	2004	2013
Lambros Babilis	43	Deputy Chairman and Class I Director	2007	2011
Markos Drakos	51	Class III Director	2006	2012
John Kostoyannis	45	Class II Director	2010	2013

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

Konstantinos Sistovaris, our Chief Financial Officer, joined us in February 2011. Mr. Sistovaris has 10 years of experience in banking and finance operations. Before joining the company, he worked in senior positions in the finance department of our affiliated manager Stealth Maritime S.A. since 2004 and, in such capacity, was involved in the initial public offering of the Company. Prior to this, Mr. Sistovaris worked in New York City in the finance department at Atlantic Bank of New York. Mr. Sistovaris holds an undergraduate degree in economics from Brown University, and an MSc in Law and Accounting from the London School of Economics.

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

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

Andrew Simmons served as our Chief Financial Officer from June 2005 until January 2011.

Board Practices

The board of directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

At December 31, 2010 and June 15, 2011, we had five members on our Board of Directors. Effective April 22, 2010, Thanassis J. Martinos, who was determined by our Board of Directors to be an independent director within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements, resigned from our Board of Directors and from the Audit Committee, the

Compensation Committee and the Nominating and Corporate Governance Committee and was replaced on October 1, 2010 by John Kostoyannis. As a result of John Kostoyannis’s election to the Board, a majority of our directors were independent.

Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

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

During the fiscal year ended December 31, 2010, the full board of directors held four meetings. Each director attended all of the meetings of the board of directors and meetings of committees of which the director was a member, except for Thanassis Martinos who missed one meeting of the Board of Directors and one of each of the committee meetings during 2010. John Kostoyannis attended the one meeting held after his election as director.

To promote open discussion among the independent directors, those directors met four times in 2010 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2011 and in 2012. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Konstantinos Sistovaris, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Investor Relations.”

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of March 31, 2011, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. As described below, we reimburse our manager for amounts it pays to Mr. Babilis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent.

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

Compensation of Directors and Senior Management

Beginning February 2006, the Chairman of our Board of Directors received annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors continued to receive fees of $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. The aggregate of such compensation for 2010, 2009 and 2008 was $1.31 million, $1.27 million and $1.29 million, respectively.

Our executive officers are also eligible to receive awards under our equity compensation plan described below under “— Equity Compensation Plan.” On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, which vested ratably over a period ending on October 1, 2009 . On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, which vested ratably over a three year period ending on October 31, 2010.

On August 14, 2007 and November 20, 2007, we also awarded a total of 24,000 restricted shares to our non-employee directors that vested ratably over a period ending October 31, 2010. As of December 31, 2010, 23,333 restricted shares had vested while 667 shares were forfeited due to Mr. Thanassis Martinos resigning from the Board of Directors prior to the vesting date of such shares. On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis, of which 7,047 vested as of December 31, 2010 and the remaining 2,349 vested on March 18, 2011.

We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2009 and December 31, 2010.

Employees

As of December 31, 2010, 301 officers and 319 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In addition to awards to our executive officers and directors described above, on March 18, 2008, under the Plan, we awarded 9,396 restricted shares of our common stock to Mr. Babilis, our Deputy Chairman and Executive Director, and 16,609 restricted shares of our common stock to certain employees of our manager who provide services to us and such employees were treated as non-employees for stock-based compensation purposes. No awards were given under the Plan for the years ended December 31, 2009 and December 31, 2010. As of June 1, 2011, 250,005 shares of our common stock had been granted under the Plan since its adoption in 2005.

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

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of June 1, 2011 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 1, 2011 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 21,104,214 shares of common stock outstanding as of June 1, 2011. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Principal Stockholders
Flawless Management Inc.(1)	4,000,000	19.0%
331 Kifissias Avenue Erithrea 14561 Athens, Greece
The Bessemer Group, Incorporated(2)	2,194,200	10.4%
100 Woodbridge Center Drive Woodbridge, New Jersey 07095-0980
Castor Investment Company(3)	2,000,000	9.5%
Trust Company Complex Ajeltake Road, Ajeltake Island Marshall Islands MH 96960
Zesiger Capital Group LLC(4)	1,895,800	9.0%
320 Park Avenue, 30th Floor New York, New York 10022
Royce & Associates, LLC(5)	1,184,250	5.6%
745 Park Avenue New York, New York 10021
Executive Officers and Directors
Harry N. Vafias(6)	4,200,000	19.9%
Konstantinos Sistovaris	1,789	*
Michael G. Jolliffe	12,000	*
Lambros Babilis	9,396	*
Markos Drakos	8,000	*
John Kostoyannis	—	—%
Andrew J. Simmons (former Chief Financial Officer)	—	—%

All executive officers and directors as a group (6 persons)	4,231,185	20.0%

*	Less than 1%.

(1)	According to Amendment No. 2 to a Schedule 13G filed with the SEC on June 27, 2009 jointly filed by Flawless Management Inc. and Harry N. Vafias, Flawless Management Inc. beneficially owns 4,000,0000 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. Harry N. Vafias, our Chief Executive Officer, President and Director, is the sole stockholder of Flawless Management Inc.

(2)	According to a Schedule 13G filed with the SEC on February 16, 2010, The Bessemer Group, Incorporated (“BGI”), as a parent holding company, and Bessemer Trust Company, N.A. (“BTNA”), Bessemer Investment management LLC (“BIM”) and Old Westbury Real Return Fund (the “Old Westbury Fund”) beneficially own an aggregate of 2,194,200 shares of our common stock. The filing indicates that BTNA is wholly owned by BGI, BIM is a wholly owned subsidiary of BTNA and is the investment advisor to the Old Westbury Fund, BTNA is a trust company that manages accounts for the benefit of others and BIM is a registered investment advisor that furnishes investment advisory services to the Old Westbury Fund. The filing also indicates that the shares are held by the Old Westbury Fund and that BGI, BTNA, BIM and the Old Westbury Fund have shared voting and shared dispositive power with respect to the 2,194,200 shares. The address of BGI is 100 Woodbridge Center Drive, Woodbridge, NJ 07095-01980. The address of BTNA and BIM is 630 Fifth Avenue, New York, NY 10111. The address of Old Westbury Fund is 3435 Steltzer Road, Columbus, OH 43219.

(3)	With respect to the 2,000,000 shares owned by Castor Investment Company, Mr. Constantinos Tsaousoglou has sole voting and dispositive power. Castor Investment Company’s address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH 96960

(4)	According to Amendment No. 4 to Schedule 13G filed with the SEC on February 10, 2011, Zesiger Capital Group LLC beneficially owns 1,895,800 shares of common stock and has sole voting power with respect to 1,539,000 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.

(5)	According to a Schedule 13G filed on January 26, 2011, Royce & Associates, LLC beneficially owns, and has sole voting and dispositive power with respect to 1,184,250 shares of common stock. Royce & Associates, LLC’s address is 745 Fifth Avenue, New York, NY 10151.

(6)	According to Amendment No. 2 to a Schedule 13G filed with the SEC on July 27, 2009 jointly filed by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,200,000 shares of common stock. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Accordingly, certain of our principal shareholders acquired their shares of common stock either at or subsequent to this time. Our major stockholders have the same voting rights as our other shareholders. As of June 1, 2011, we had approximately 20 shareholders of record. Eight of the stockholders of record were located in the United States and held in the aggregate 16,454,876 shares of common stock representing approximately 77.9% of our outstanding shares of common stock. However, the seven United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 16,448,638 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On March 22, 2010 our Board of Directors approved a repurchase programme of our common stock of up to $15.0 million. There is no fixed time period for this repurchase programme. As at June 1, 2011, 1,205,229 common shares had been repurchased at an average price of $5.21 per share. The Company may discontinue this programme at any time.

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

Management and Other Fees

In the year ended December 31, 2010, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. Management fees for the years ended December 31, 2008, 2009 and 2010 were $4.6 million, $5.2 million and $5.2 million, respectively.

We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2008, 2009 and

2010, total brokerage commissions of 1.25% amounted to $1.4 million, $1.4 million and $1.4 million, respectively, and were included in voyage expenses. For the years ended December 31, 2008, 2009 and 2010, the amounts of $1.3 million, $0.6 million and $0.6 million, respectively, were capitalized to the cost of the vessels.

We also reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2010, such compensation was in the aggregate amount of €992,510 (US $1,311,363, based on the average exchange rate of €1.00: US $1.321 in effect throughout the year ended December 31, 2010). During the year ended December 31, 2009, such compensation was in the aggregate amount of €902,990(US $1,267,981 based on the average exchange rate of €1.00: US $1.404 in effect throughout the year ended December 31, 2009). During the year ended December 31, 2008, such compensation was in the aggregate amount of €878,857 (US $1,295,739 based on the average exchange rate of €1.00: US $1.474).

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

The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party.

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

Vessel Acquisitions

On February 29, 2008, we entered into agreements to acquire the Gas Defiance, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Shuriken, a 5,000 cbm fully pressurized newbuilding LPG carrier, the Gas Astrid, a 3,500 cbm fully pressurized newbuilding LPG carrier, the Gas Exelero, a 3,500 cbm fully pressurized newbuilding LPG carrier and the Gas Natalie a 3,213 cbm fully pressurized 1997-built LPG carrier from Newgas Limited, Galactic Imports Limited, Lullaby Products Inc, Evolution Inc. and Event Holdings Inc. respectively, each an affiliate of ours, for an aggregate of $92.62 million. The Gas Defiance, Gas Shuriken, Gas Astrid and Gas Exelero were delivered to us in August 2008, November 2008, April 2009,and June 2009 respectively. The Gas Natalie was subsequently sold in January 2010.

On June 4, 2010, we entered into a memorandum of agreement to acquire from an affiliated entity an under construction Aframax crude oil tanker named “Spike” (formerly “Hull No 1757”) for $56,500,000, which was delivered to us on July 27, 2010.

In all cases, the acquisition price for vessels described above was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes.  Other than as described in Note 21 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

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

Dividend Policy.  We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2006, 2007 and 2008, and paid a dividend of $0.1875 per share in March 2009. Our Board of Directors determined to suspend the payment of cash dividends as a result of weakening market conditions in the international shipping industry and to preserve the Company’s liquid cash resources.

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

	High	Low

Year Ended December 31, 2005 (October 6, 2005 through December 31, 2005)	$14.59	$10.80
Year Ended December 31, 2006	14.79	10.90
Year Ended December 31, 2007	18.98	11.50
Year Ended December 31, 2008	17.67	2.72
Year Ended December 31, 2009	7.50	4.15
Year Ended December 31, 2010	7.99	4.05
2009
First Quarter	6.60	4.15
Second Quarter	6.34	4.25
Third Quarter	6.60	4.67
Fourth Quarter	7.50	5.80
2010
First Quarter	6.40	4.61
Second Quarter	5.64	4.62
Third Quarter	4.88	4.05
Fourth Quarter	7.99	4.35
2011
First Quarter	8.37	5.76
January 2011	8.37	6.84
February 2011	7.02	6.50
March 2011	6.88	5.76
Second Quarter	6.87	4.90
April 2011	6.87	5.98
May 2011	6.00	4.93
June 2011 through June 24, 2011	4.95	4.15

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2005 and December 31, 2010, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2005. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 21,104,881 shares were issued and 21,104,214 outstanding and fully paid as of December 31, 2010, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, none of which were issued and outstanding as of December 31, 2010 and June 1, 2011.

Common Stock

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

Amended and Restated Management Agreement.  Amended and Restated Management Agreement dated as of June 20, 2005, as amended by Addendum No. 1 thereto dated as of January 1, 2007, between the Company and Stealth Maritime S.A. for an initial term expiring June 20, 2010. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12-month periods. No such notice has been given, and accordingly this agreement will extend to June 2011. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a fixed management fee of $440 per day per vessel operating under a voyage or time charter and $125 per vessel per day for any vessel on bareboat charter, in advance on a monthly basis, pro rated for the calendar days we own the vessels. We are also obligated to pay Stealth Maritime a fixed fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor.

Right of First Refusal Agreement.  Right of First Refusal Agreement dated as of August 26, 2005 among the Company, Harry N. Vafias and Stealth Maritime S.A. Under the Right of First Refusal Agreement, Stealth Maritime has granted the Company a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, under the agreement, Stealth Maritime agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to the Company. Under the agreement, Stealth Maritime is not prohibited from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers. The agreement is effective for as long as Stealth Maritime (or any entity with respect to which Harry Vafias is an executive officer, director or principal shareholder) manages vessels owned or chartered in by the Company and Harry N. Vafias is an executive officer or director of the Company.

Nike Investments Corporation.  Pursuant to a letter agreement, dated August 2, 2006, with Nike Investments Corporation, which is beneficially owned by one of our then-directors, Thanassis J. Martinos, we sold 400,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act. Under the registration rights provisions of the letter agreement for the sale of the 400,000 shares, as amended, we agreed to register the shares of our common stock held by Nike Investments Corporation and, in connection therewith, to indemnify Nike Investments Corporation and Nike Investments Corporation agreed to indemnify us against specified liabilities arising under the Securities Act. We agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the shares of common stock held by Nike Investments Corporation. We registered the 400,000 shares of our common stock held by Nike Investments Corporation under the Securities Act on the Registration Statement on Form F-3 which we filed with the SEC as described in a prospectus supplement covering the 400,000 shares filed with the SEC on November 12, 2007.

For a description of our credit facilities, including the financial covenants contained therein, please see “Item 5. Operating and Financial Review and Prospects — Credit Facilities” and Note 11 to our consolidated financial statements included elsewhere in this annual report.

For a description of vessel acquisition agreements between us and certain affiliated entities, please see “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions-Vessel Acquisitions.”

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

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2010.

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

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading “PFIC Status and Significant Tax Consequences” below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as “qualified dividend income” eligible for the preferential tax rates described above.

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

We do not believe that we were a PFIC for 2010. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2010. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2010 or a subsequent year. Moreover, we may qualify as a PFIC for 2011 or a subsequent year if there were to be a change in the nature of our operations.

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

Our risk management policy

Our primary market risks relate to adverse movements in freight rates in the Handy Size LPG Carrier sector and any declines that may occur in the value of our assets which are made up primarily of Handy Size LPG Carriers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2010, 2011 and 2012.

			Notional
			Amount on	Fixed Rate		Floating Rate	Notional Amount	Notional Amount	Notional Amount
	Effective	Termination	Effective	(StealthGas		(StealthGas	December 31,	December 31,	December 31,
Counterparty	Date	Date	Date	pays)		Receives)	2010	2011	2012

FORTIS-BNP	May 30, 2007	May 30, 2016	$22.5 million	4.55	%(1)	3 month U.S. dollar LIBOR	$11.7 million	$8.6 million	$5.5 million
DNB NOR BANK ASA	March 9, 2006	March 9, 2016	$22.5 million	4.52%		6 month U.S. dollar LIBOR	$12.5 million	$10.9 million	$9.2 million
FORTIS-BNP	January 17, 2008	January 17, 2013	$41.7 million	3.66%		3 month U.S. dollar LIBOR	$33.2 million	$30.5 million	$27.8 million
DEUTSCHE BANK	March 20, 2008	March 20, 2013	$40.3 million	3.09%		6 month U.S. dollar LIBOR	$33.4 million	$30.9 million	$28.4 million
DNB NOR BANK ASA	September 9, 2009	March 9, 2016	$53.3 million	4.73%		3 month U.S. dollar LIBOR	$47.7 million	$42.0 million	$36.4 million
NIBC BANK N.V.	July 20, 2009	July 2, 2014	$23.9 million	2.77%		3 month U.S. dollar LIBOR	$21.7 million	$19.6 million	$17.4 million
Total							$160.2 million	$142.5 million	$124.7 million

(1)	If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate would be the United States dollar three month LIBOR.

(2)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.

As of December 31, 2010, total bank indebtedness of the Company was $345.1 million, of which $160.2 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2010, we paid fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR of approximately 0.30% for three month LIBOR and 0.48% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements.

Based on the amount of our outstanding indebtedness as of December 31, 2010, and our interest swap arrangements as of December 31, 2010, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest rate expense, on an annualized basis, by approximately $2.3 million. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incur less than 10% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2010, less than 10% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar mainly in Euros. Other than with regard to five LPG carrier construction contracts denominated in Japanese Yen, which are discussed below, we have not hedged currency exchange risks associated with our revenues and expenses from operations and our operating results could be adversely affected as a result. Due to our relatively low percentage exposure, other than with regard to the five LPG carrier construction contracts denominated in Japanese Yen, to currencies other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic.

On February 25, 2008, we signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers scheduled for delivery between February 2011 and May 2012, at an aggregate contract price of Yen 12,008,000,000 ($111,185,185, based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108 as of February 25, 2008). On February 29, 2008, we paid the first 10% installment of Yen 1,200,800,000 ($11,118,519, based upon the prevailing USD/JPY exchange rate of $1.00:JPY108 as of February 25, 2008). On August 5, 2008, we entered into foreign currency forward contracts to hedge part of our exposure to fluctuations of our anticipated cash payments in Japanese Yen relating to the construction of the five LPG carriers. The contracts which have different forward value dates are at different rates of exchange, the weighted average rate for these contracts is 98.86 JPY/USD. Under the contracts, we will convert approximately JPY5.4 billion of cash outflows to U.S. dollars at various dates from 2009 to 2011. As of December 31, 2010, we had converted JPY2.7 billion that we used to pay for various installments related to the construction of the five LPG carriers and we recorded an asset of $5.4 million in respect of the fair value of the remaining forward contracts of approximately JPY2.7 billion on our balance sheet. The remaining amount payable under these newbuilding construction contracts is unhedged. A hypothetical 10% movement in the outright USD/JPY exchange rate would result in a reduction in the cost of the vessels of $4.7 million should the USD/JPY exchange rate move higher (i.e., JPY depreciates against the dollar), and an increase in the cost of the vessels of $5.7 million should the USD/JPY exchange rate move lower (i.e., JPY appreciates against the dollar).

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

Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2010.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2010, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2010 the Company’s internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated June 30, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
June 30, 2011
Athens, Greece

Item 16A.	Audit Committee Financial Expert

The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Konstantinos Sistovaris, Chief Financial Officer, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2010.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2010	2009

Audit fees	$548	$713
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	$548	$713

(1)	Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A., which we refer to as Deloitte, in 2010 and 2009 were compensation for professional services rendered for the audits of the Company’s financial statements for the years ended December 31, 2010 and 2009 and review of the quarterly financial information for the first three quarters of 2010 and 2009.

(2)	Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2010 and 2009

(3)	Tax Fees

Deloitte did not provide any tax services in 2010 and 2009.

(4)	All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2010 and 2009.

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

Total Number
			of Shares	Maximum
			Purchased as	Number of Shares
	Total	Average	Part of Publicly	that May Yet Be
	Number of	Price	Announced	Purchased Under
	Shares	Paid per	Plans or	the Plans or
	Purchased	Share	Programs	Programs
Period	(a)	(b)	(c)	(d)

April 22, to April 29, 2010	545,843	$5.40	545,843	N/A (1)
May 6, to May 28, 2010	112,629	$5.05	658,472	N/A (1)
June 1, to June 18, 2010	546,757	$5.06	1,205,229	N/A (1)

(1)	Approximately $8.72 million remains unused under the approved stock repurchase program as of the date of this report.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-36 incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(1)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(5)

4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations(1)

4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA(2)

4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA(2)

4.7	Loan Agreement, dated May 17, 2006, with BNP Paribas (formerly Fortis Bank-Athens Branch)(3)

4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA(3)

4.9	Letter Agreement, dated August 2, 2006, with Nike Investments Corporation, as amended(3)

4.10	Memorandum of Agreement, dated March 30, 2007, for the Gas Kalogeros(3)

4.11	Memorandum of Agreement, dated March 30, 2007, for the Gas Sikousis(3)

4.12	Promissory Note dated May 16, 2007 issued in favor of Brave Maritime Corp.(3)

4.13	Second Supplemental Agreement, between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited and DnB NOR Bank ASA, dated January 30, 2007(4)

4.14	Loan Agreement, dated as of June 21, 2007, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank(5)

4.15	Supplemental Agreement, dated January 8, 2008, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank(5)

4.16	Memorandum of Agreement, dated February 29, 2008, for the Gas Defiance(5)

4.17	Memorandum of Agreement, dated February 29, 2008, for the Gas Shuriken(5)

4.18	Memorandum of Agreement, dated February 29, 2008, for the Gas Astrid(5)

4.19	Memorandum of Agreement, dated February 29, 2008, for the Gas Exelero(5)

4.20	Memorandum of Agreement, dated February 29, 2008, for the Gas Natalie(4)

4.21	Loan Agreement, dated July 30, 2008, between StealthGas Inc., as borrower, and National Bank of Greece, as lender(6)

Number	Description

4.22	Loan Agreement, dated August 28, 2008, between StealthGas Inc., as borrower, and Emporiki Bank of Greece, S.A., as lender(6)

4.23	Third Supplemental Agreement, dated March 14, 2008, Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited, as joint and several borrowers, and DnB NOR Bank ASA, as lender(6)

4.24	Loan Agreement, dated January 30, 2009, between Casteli Castle Inc., as borrower, DnB NOR Bank ASA, as lender, DnB NOR Bank ASA, as Agent, Account Bank and Security Trustee, and DnB NOR Bank ASA as Swap Bank(6)

4.25	Loan Agreement, dated February 12, 2008, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft, as lender(6)

4.26	Loan Agreement, dated February 19, 2009, between EFG Eurobank Ergasias S.A., as lender, and StealthGas Inc., as borrower(6)

4.27	Loan Agreement, dated February 18, 2009, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB BANK S.E., Nordic Branch as Arranger, Agent, Security Trustee and Swap Bank(6)

4.28	Memorandum for Agreement, dated June 4, 2010, for the M/V Spike, and Addendum No. 1 thereto, date June 22, 2010(7)

4.29	Amendment Letter, dated March 18, 2010, between StealthGas, Inc. and Scotiabank (Ireland) Limited, in respect of Loan Agreement, dated June 21, 2007, as amended(7)

4.30	Supplemental Agreement, dated October 21, 2009, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft(7)

4.31	Second Supplemental Agreement, dated April 27, 2010, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended, as supplemented by a supplemental agreement dated October 21, 2009(7)

4.32	Loan Agreement, dated February 1, 2011, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB Bank SE, Nordic Branch, as Arranger, Underwriter, Agent and Security Trustee

4.33	Loan Agreement, dated March 1, 2011, between StealthGas Inc., as borrower and Norddeutsche Landesbank Girozentrale, as lender

4.34	Third Supplemental Agreement, dated April 8, 2011, between StealthGas Inc., as borrower and Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended and supplemented by supplemental agreements dated October 21, 2009 and April 27, 2010 and supplemented by a supplemental later dated November 18, 2010

8	Subsidiaries

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.

(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.

(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K filed with the SEC on July 17, 2007.

(5)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 18, 2009.

(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name: Harry N. Vafias
Title: President and Chief Executive Officer

Date: June 30, 2011

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
June 30, 2011
Athens, Greece

StealthGas Inc.
Consolidated Balance Sheets
As of December 31, 2009 and 2010 (Expressed in United States Dollars, except for share data)

		December 31,
	Note	2009	2010

Assets
Current assets
Cash and cash equivalents		44,076,339	29,797,095
Trade and other receivables		1,685,558	2,414,008
Claims receivable		493,852	396,395
Inventories	4	2,146,919	1,840,092
Advances and prepayments		625,870	777,126
Restricted cash		4,399,188	4,495,198
Vessels held for sale	6	13,829,512	—
Fair value of derivatives	12	1,774,515	5,407,633

Total current assets		69,031,753	45,127,547

Non current assets
Advances for vessels under construction and acquisitions	5	23,485,905	37,273,199
Vessels, net	6	594,931,791	603,065,011
Other receivables		169,616	42,572
Restricted cash		1,550,000	1,550,000
Deferred finance charges, net of accumulated amortization of $469,888 and $978,574	7	1,466,756	1,318,070
Fair value of derivatives	12	1,861,189	—

Total non current assets		623,465,257	643,248,852

Total assets		692,497,010	688,376,399

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,310,097	9,515,372
Trade accounts payable		4,223,548	4,761,389
Accrued liabilities	8	6,095,322	5,433,594
Customer deposits	10	3,522,287	285,000
Deferred income	9	3,643,963	2,754,630
Other current liability	5	8,061,250	2,687,500
Current portion of long-term debt	11	31,612,718	34,831,548
Current portion of long-term debt associated with vessel held for sale	6	4,554,270	—

Total current liabilities		69,023,455	60,269,033

Non current liabilities
Fair value of derivatives	12	10,327,792	11,602,213
Other non current liability	5	2,688,750	—
Long-term debt	11	309,655,082	310,254,401

Total non current liabilities		322,671,624	321,856,614

Total liabilities		391,695,079	382,125,647

Commitments and contingencies	20	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 22,310,110 shares issued and outstanding at December 31, 2009, 21,104,881 shares issued and 21,104,214 shares outstanding at December 31, 2010 with a par value of $0.01 per share	13	223,101	211,042
Additional paid-in capital	13	284,100,096	277,986,270
Retained earnings		17,415,158	28,508,349
Accumulated other comprehensive loss		(936,424)	(454,909)

Total stockholders’ equity		300,801,931	306,250,752

Total liabilities and stockholders’ equity		692,497,010	688,376,399

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Operations
For the years ended December 31, 2008, 2009 and 2010
(Expressed in United States Dollars, except for share data)

		December 31,
	Note	2008	2009	2010

Revenues
Voyage revenues		112,551,901	113,045,961	111,409,623

Expenses
Voyage expenses	17	6,180,754	10,522,573	13,680,008
Vessels’ operating expenses	17	32,178,385	38,001,481	38,338,063
Dry-docking costs		1,112,992	1,266,455	2,716,378
Management fees	3	4,618,025	5,230,990	5,184,055
General and administrative expenses		4,772,615	3,564,779	3,031,491
Depreciation	6	23,283,393	26,766,672	26,624,098
Impairment loss		—	9,867,777	—
Forfeiture of vessel deposit and contract termination fees		—	16,500,000	—
Charter termination fees		—	(753,000)	(228,000)
Net (gain)/loss on sale of vessels		(1,673,321)	791,659	(960,696)

Total expenses		70,472,843	111,759,386	88,385,397

Income from operations		42,079,058	1,286,575	23,024,226

Other (expenses)/income
Interest and finance costs		(9,962,504)	(9,109,222)	(7,672,848)
Change in fair value of derivatives		(2,713,055)	(5,478,163)	(6,071,638)
Interest income		743,193	250,326	315,517
Foreign exchange (loss)/gain		(159,208)	(261,401)	1,497,934

Other expenses, net		(12,091,574)	(14,598,460)	(11,931,035)

Net income/(loss)		29,987,484	(13,311,885)	11,093,191

Earnings/(Loss) per share
– Basic		1.35	(0.60)	0.51

– Diluted		1.34	(0.60)	0.51

Weighted average number of shares
– Basic		22,130,542	22,219,442	21,539,331

– Diluted		22,182,118	22,219,442	21, 539,331

Cash dividends declared per share		0.75	0.1875	—

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Changes in Stockholders’ Equity
 For the years ended December 31, 2008, 2009 and 2010
(Expressed in United States Dollars, except for share data)

		Capital
		stock
		Number		Additional		Accumulated
		of		Paid-in		Other
	Comprehensive	Shares	Amount	Capital	Retained	Comprehensive
	Income	(Note 13)	(Note 13)	(Note 13)	Earnings	(Loss)	Total

Balance, as of January 1, 2008		22,284,105	222,841	281,612,867	21,650,412	(455,332)	303,030,788
Issuance of restricted shares and related stock based compensation		26,005	260	1,913,374			1,913,634
Dividends paid ($0.75 per share per year)		—	—	—	(16,727,707)	—	(16,727,707)
Net income for the year	29, 987,484	—	—	—	29, 987,484	—	29, 987,484

Other comprehensive income
— Cash flow hedges:
Swap contract	(347,162)					(347,162)	(347,162)
Reclassification adjustment	(9,712)					(9,712)	(9,712)

Comprehensive income	29,630,610	—	—	—	—	—	—

Balance, December 31, 2008		22,310,110	223,101	283,526,241	34,910,189	(812,206)	317,847,325
Stock based compensation				573,855			573,855
Dividends paid ($0.1875 per share)		—	—	—	(4,183,146)	—	(4,183,146)
Loss for the year	(13,311,885)	—	—	—	(13,311,885)	—	(13,311,885)

Other comprehensive income
— Cash flow hedges:
Swap contract	168,825					168,825	168,825
Reclassification adjustment	(293,043)					(293,043)	(293,043)

Comprehensive loss	(13,436,103)	—	—	—	—	—	—

Balance, December 31, 2009		22,310,110	223,101	284,100,096	17,415,158	(936,424)	300,801,931
Forfeiture of restricted shares and stock based compensation		(667)	(7)	154,449	—	—	154,442
Stock repurchase		(1,205,229)	(12,052)	(6,268,275)	—	—	(6,280,327)
Net income for the year	11,093,191	—	—	—	11,093,191	—	11,093,191

Other comprehensive income
— Cash flow hedges:
Reclassification adjustment	481,515					481,515	481,515

Comprehensive income	11,574,706	—	—	—	—	—	—

Balance, December 31, 2010		21,104,214	211,042	277,986,270	28,508,349	(454,909)	306,250,752

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Cash Flows
 For the years ended December 31, 2008, 2009 and 2010
(Expressed in United States Dollars)

	December 31,
	2008	2009	2010

Cash flows from operating activities
Net income / (loss) for the year	29,987,484	(13,311,885)	11,093,191
Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	23,388,379	26,969,442	27,132,784
Amortization of fair value of time charter	(1,005,865)	(181,552)	—
Unrealized exchange differences	—	—	(1,690,528)
Forfeiture of vessel deposit and contract termination fees	—	16,500,000	—
Share based compensation	1,913,634	573,855	154,442
Change in fair value of derivatives	1,467,113	1,454,894	(15,993)
Impairment loss	—	9,867,777	—
(Gain)/loss on sale of vessels	(1,673,321)	791,659	(960,696)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(222,382)	716,483	(601,406)
Claims receivable	(561,236)	(642,259)	(580,579)
Inventories	(417,777)	(892,777)	306,827
Advances and prepayments	(599,735)	186,784	(151,256)
Increase/(decrease) in
Payable to related party	(5,439,314)	4,902,720	2,205,275
Trade accounts payable	(150,246)	967,373	537,841
Accrued liabilities	590,069	1,577,225	(661,728)
Other current liability	—	—	(8,062,500)
Deferred income	803,989	(1,132,396)	(889,333)

Net cash provided by operating activities	48,080,792	48,347,343	27,816,341

Cash flows from investing activities
Insurance proceeds	—	755,713	678,036
Advances for vessel under construction and acquisitions	(23,009,597)	(11,976,308)	(13,787,294)
Proceeds from sale of vessels, net	26,883,889	11,669,374	37,100,890
Acquisition of vessels	(167,509,111)	(100,335,745)	(57,068,000)
Decrease/(increase) in restricted cash account	3,654,833	(1,676,749)	(96,010)

Net cash used in investing activities	(159,979,986)	(101,563,715)	(33,172,378)

Cash flows from financing activities
Stock repurchase	—	—	(6,280,327)
Dividends paid	(16,727,707)	(4,183,146)	—
Deferred finance charges	(304,549)	(1,119,300)	(360,000)
Customer deposits received	—	—	285,000
Customer deposits paid	(270,707)	(1,381,099)	(3,522,287)
Loan repayment	(23,866,656)	(26,021,803)	(45,736,121)
Proceeds from long-term debt	161,802,000	88,150,000	45,000,000

Net cash provided by/(used in) financing activities	120,632,381	55,444,652	(10,613,735)

Effect of exchange rate changes on cash	—	—	1,690,528

Net increase/(decrease) in cash and cash equivalents	8,733,187	2,228,280	(14,279,244)
Cash and cash equivalents at beginning of year	33,114,872	41,848,059	44,076,339

Cash and cash equivalents at end of year	41,848,059	44,076,339	29,797,095

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	10,743,998	8,716,032	6,755,101

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2010 owned a fleet of thirty four liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

As of December 31, 2010, StealthGas Inc. included the ship-owning companies listed below:

LPG carriers

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm

1.	LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
2.	Geneve Butane Inc.	Gas Kaizen	November 24, 2004	4,102.00
3.	Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92
	Pacific Gases Ltd.	Gas Emperor**	February 2, 2005	5,009.07
4.	Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
5.	Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
6.	Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
7.	Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
8.	Empire Spirit Ltd.	Gas Monarch	May 31, 2005	5,018.35
9.	Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
10.	Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
11.	Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
12.	Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
13.	Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
14.	East Propane Inc.	Catterick	November 24, 2005	5,001.41
15.	Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
	Malibu Gas Inc.	Feisty Gas*	December 16, 2005	4,111.24
16.	Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
17.	International Gases Inc.	Gas Zael*	April 3, 2006	4,111.24
18.	Oxfordgas Ltd.	Lyne	May 19, 2006	5,013.90
19.	Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
20.	Baroness Holdings Inc.	Gas Pasha	June 30, 2006	3,244.04
21.	Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
22.	Aura Gas Inc.	Gas Nemesis	May 18, 2007	3,518.00
23.	Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
24.	Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
25.	Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
26.	Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
27.	Gastech Inc.	Gas Sikousis	August 3, 2007	3,500.00
28.	Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information – Continued

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm

29.	Ecstasea Inc.	Gas Premiership	March 19, 2008	7,200.00
30.	Spacegas Inc.	Gas Defiance	August 1, 2008	5,000.00
31.	Financial Power Inc.	Gas Shuriken	November 3, 2008	5,000.00
32.	Sound Effex Inc.	Gas Astrid	April 16, 2009	3,500.00
33.	Revolution Inc.	Gas Exelero	June 30, 2009	3,500.00
34.	Empress Enterprises Ltd.	Gas Emperor**	August 16, 2010	5,009.07
	Independent Trader Ltd.	Gas Oracle	April 26, 2005 (sold on January 28, 2008)	3,014.59

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm

	Transgalaxy Inc.	Gas Fortune	February 24, 2006 (sold on December 9, 2009)	3,512.78
	Ocean Blue Limited	Gas Nemesis	June 15, 2006 (sold on January 29, 2008)	5,016.05
	European Energy Inc.	Gas Renovatio	May 29, 2007 (sold on March 19, 2008)	3,312.50
	Espace Inc.	Gas Sophie	October 15, 2007 (sold on June 10, 2009)	3,500.00
	VCM Trading Ltd.	Ming Long	October 12, 2004 (sold on March 16, 2010)	3,515.55
	Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004 (sold on April 9, 2010)	3,014.59
	Industrial Materials Inc.	Gas Texiana	April 11, 2005 (sold on April 6, 2010)	5,013.33
	Balkan Profit Ltd	Gas Eternity	March 9, 2006 (sold on May 6, 2010)	3,528.21
	Tankpunk Inc.	Gas Natalie	January 22, 2009 (sold on January 15, 2010)	3,213.92

	Name of Company	Vessel Name	To be delivered on	cbm

	Pelorus Inc.	Gas Myth	July 2011	5,000.00
	Rising Sun Inc.	Gas Elixir	February 2011	5,000.00
	Carinthia Inc.	Gas Cerberus	March 2011	5,000.00
	Tatoosh Beauty Inc.	Gas Esco	May 2012	7,500.00
	Octopus Gas Inc.	Gas Husky	January 2012	7,500.00

M.R. type product carriers

	Name of Company	Vessel Name	Acquisition Date	dwt

35.	Clean Power Inc.	Navig8 Fidelity	January 9, 2008	46,754.29
36.	MR Roi Inc.	Navig8 Faith	February 27, 2008	46,754.29

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

1.	Basis of Presentation and General Information – Continued

	Name of Company	Vessel Name	Acquisition Date	dwt

37.	King of Hearts Inc.	Alpine Endurance	July 14, 2009	47,000.00

	Name of Company	Vessel Name	Cancelled on	dwt

	Casteli Castle Inc.	Stealth Argentina	December 18, 2009	50,500.00

Aframax tanker

	Name of Company	Vessel Name	Acquisition Date	dwt

38.	Tankpunk Inc.	Spike	July 26, 2010	115,804.00

*	On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.

**	On August 16, 2010, the “Gas Emperor” was delivered to Empress Enterprises Ltd., subsidiary of StealthGas Inc.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

During 2008, 2009 and 2010, four charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

	Year ended December 31,
Charterer	2008	2009	2010

A (Shell)	22%	17%	10%
B (Petredec)	21%	15%	12%
C (Vitol)	20%	13%	11%
D (Navig8)	—	10%	10%

2.	Significant Accounting Policies

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

Other Comprehensive Loss:  The Company follows the provisions of guidance regarding reporting comprehensive income/(loss) which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

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

Restricted Cash:  Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables:  The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2009 and 2010, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented.

Claims Receivable:  Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities.

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

Impairment or Disposal of Long-lived Assets:  The Company follows the standard about the “Accounting for the Impairment or Disposal of Long-lived Assets”. The standard requires that long-

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management reviews the carrying amount of the vessels when events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable.

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

At December 31, 2009 the Company performed an impairment review of the Company’s long-lived and intangible assets, due to the global economic downturn and the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of the one which was scheduled to be delivered in 2010 and the Company identified and recorded an impairment loss of $160,237 in 2009. In 2009 the Company recorded impairment on assets held for sale in the amount of $9,707,540. The total amount of $9,867,777 is presented under the caption “Impairment loss” in the consolidated statements of operations. No impairment loss was identified or recorded in 2008 and 2010.

Vessels’ Depreciation:  The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels, LPG and product carriers, to be 30 and 25 years, respectively, from the date of their construction.

Assets held for sale:  It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in its present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria of guidance, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. Except for 2009, no such adjustments were identified as of December 31, 2008 and 2010 (Note 6).

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

Trade Accounts Payable:  The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segment Reporting:  The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

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

Stock Incentive Plan:  Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service (Note 14).

Earnings/(Loss) per Share:  Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. (Note 15).

Income Taxes:  The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do not levy tax on income, but rather a tonnage tax on the vessel (Note 18).

Derivatives:  The guidance, “Accounting for Derivative Instruments and Hedging Activities” as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. During 2008 and 2009, the Company engaged in six interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Notes 11, 12). These swap agreements were designated as cash flow hedges. Their fair value was included in financial instruments in the accompanying consolidated balance sheets at December 31, 2008 and December 31, 2009 with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income/(loss). The ineffective portion of the change in fair value of the derivative financial instruments was immediately recognized in the consolidated statements of operations under the caption “Change in fair value of derivatives”. If the hedged items are forecasted transactions that later no longer expected to occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur. It is the Company’s intention to hold these swap agreements to maturity. For interest rate swap agreements, which did not qualify for cash flow hedge accounting, the Company recorded the change in fair values currently in earnings under the caption “Change in fair value of derivatives”. Additional interest paid or received on interest rate swaps is also recognized under the caption “Change in fair value of derivatives”. As of December 31, 2010, none of our interest rate swap contracts qualified for hedge accounting.

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

Fair Value Measurements:  Effective January 1, 2008, the Company adopted the guidance “Fair Value Measurements and Disclosures”. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB guidance for financial instruments. (Note 12).

Recent Accounting Pronouncements:  There are no recent accounting pronouncements whose adoption would have an effect on the Company’s consolidated financial in the current year or future years.

3.	Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 of the Management Agreement. For the years ended December 31, 2008, 2009 and 2010, total brokerage commissions of 1.25% amounted to $1,385,767, $1,418,024 and $1,396,877, respectively, and were included in voyage expenses. For the years ended December 31, 2008, 2009 and 2010, the management fees were $4,618,025, $5,230,990 and $5,184,055, respectively.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2008, 2009 and 2010 commission fees of $1,340,000, $575,000 and $565,000, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2008, 2009 and 2010 the amounts of $272,750, $121,000 and $381,300, respectively, were recognized as expenses relating to the sale of vessels and are included in the consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”.

The Manager has subcontracted the technical management of some of the vessels to three unaffiliated ship-management companies, Selandia Ship Management (“Selandia”), Swan Shipping Corporation (Manila) and Dobson Fleet Management Ltd. (“DFM”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

3.	Transactions with Related Party – Continued

In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director for the amounts of $1,295,739, $1,267,981 and $1,311,363 for the years ended December 31, 2008, 2009 and 2010, respectively, and are included in the consolidated statements of operations under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2009 and at December 31, 2010 was a liability of $7,310,097 and $9,515,372, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a new two-year cancelable agreement for the provided office facilities. Rental expense for the years ended December 31, 2008, 2009 and 2010 amounted to $48,201, $45,102 and $55,214, respectively.

On February 29, 2008, the Company entered into separate memoranda of agreement with its affiliate Brave Maritime Corporation Inc. to acquire one second hand LPG carrier named “Gas Natalie” which was delivered on January 22, 2009 and four under construction LPG carriers, the “Gas Defiance”, the “Gas Shuriken which were delivered on August 1, 2008 and November 3, 2008, respectively, Gas Astrid (formerly Hull “K411”) and the Gas Exelero (formerly Hull “K412”) which were delivered on April 16, 2009 and June 30, 2009, respectively. There were no advance payments made for these vessels. The aggregate purchase price of all these vessels was $92,620,000.

On June 4, 2010, the Company entered into a memorandum of agreement with its affiliate Stealth Maritime Corp S.A. to acquire an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”) which was delivered on July 26, 2010. The purchase price of this vessel was $56,500,000. As provided by the relate memorandum of agreement, no advance payment was given.

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2009	2010

Bunkers	956,903	792,586
Lubricants	1,190,016	1,047,506

Total	2,146,919	1,840,092

5.	Advances for Vessels Under Construction and Acquisitions

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2009 and December 31, 2010 amounting to $23,485,905 and $37,273,199, respectively, represent advance payments to a ship-builder for five LPG carriers under construction.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

5.	Advances for Vessels Under Construction and Acquisitions – Continued

The movement of the account, advances for vessels under construction and acquisitions, for the years ended December 31, 2009 and 2010, was as follows:

Balance, December 31, 2008	23,009,597
Advances for vessels under construction	11,375,989
Capitalized interest	600,319
Vessel delivered	(5,750,000)
Forfeiture of vessel deposit	(5,750,000)

Balance, December 31, 2009	23,485,905
Advances for vessels under construction	13,046,531
Capitalized interest	556,477
Capitalized expenses	184,286

Balance, December 31, 2010	37,273,199

On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers at an aggregate contract price of Yen 12,008,000,000 (approx. $124,486,017 based upon an aggregate average USD/JPY exchange rate of $1.00:JPY 96.46). The vessels, after an agreement signed on February 27, 2009, are scheduled for delivery between February 2011 and May 2012. On June 18, 2010, the Company signed a further agreement with the shipyard which provides for a 5% reduction of the contract price of each vessel under construction. This reduction will be deducted from the final instalment due upon delivery of each vessel. During the years 2009 and 2010, the Company effected advance payments to the shipbuilding yard of Yen 1,200,800,000 ($11,375,989) and Yen 1,311,200,000 ($13,046,531), respectively.

On March 18, 2008, the Company entered into a memorandum of agreement to acquire from an unaffiliated entity an under construction M.R. type product carrier named “Alpine Endurance” (formerly “Hull No. 2139”) which was delivered on July 14, 2009. The purchase price of this vessel was $57,500,000. On March 27, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer.

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

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

5.	Advances for Vessels Under Construction and Acquisitions – Continued

6.	Vessels, net

		Accumulated
	Vessel cost	Depreciation	Net Book Value

Balance, December 31, 2008	608,801,435	(57,030,395)	551,771,040
Acquisitions	106,085,745	—	106,085,745
Held for sale	(16,271,256)	2,441,744	(13,829,512)
Disposals	(14,741,063)	2,280,030	(12,461,033)
Impairment loss	(9,867,777)	—	(9,867,777)
Depreciation for the year	—	(26,766,672)	(26,766,672)

Balance, December 31, 2009	674,007,084	(79,075,293)	594,931,791
Acquisitions	57,068,000	—	57,068,000
Disposals	(29,058909)	6,748,227	(22,310,682)
Depreciation for the year	—	(26,624,098)	(26,624,098)

Balance, December 31, 2010	702,016,175	(98,951,164)	603,065,011

During the year ended December 31, 2009, the Company acquired the vessels “Gas Natalie”, “Gas Astrid”, “Gas Exelero” and “Alpine Endurance” for a total consideration of $106,085,745 and on July 26, 2010 the Company acquired the vessel “Spike” for a total consideration of $57,068,000.

During the year ended December 31, 2010, the Company acquired the vessel “Spike” for a total consideration of $57,068,000.

On May 19, 2009 the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Sophie” to an unaffiliated third party for $6,500,000. The vessel was delivered to her new owners on June 10, 2009 and the Company realized an aggregate loss from the sale of vessel of $791,659 which is included in the Company’s consolidated statement of operations of 2009.

On October 22, 2009, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Fortune” to an unaffiliated third party for $5,600,000. The vessel was delivered to her new owners on December 09, 2009. The Company recorded an impairment charge of $2,501,503 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations of 2009.

On November 10, 2009, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Natalie” to an unaffiliated third party for $6,800,000. The vessel was delivered to her new owners on January 15, 2010 and the Company realized a loss from the sale of this vessel of $5,307 which was included in the Company’s consolidated statement of operations of 2010.

The Company had previously recorded an impairment charge of $3,616,878 to write down the carrying amount of this vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations of 2009.

On December 31, 2009, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Eternity” to an unaffiliated third party for $7,300,000. The vessel was delivered to her new owners on May 6, 2010 and the Company realized a loss from the sale of this vessel of $6,814 which was included in the Company’s consolidated statement of operations of 2010. The Company had previously recorded an impairment charge of $3,589,159 to write down the carrying amount of this vessel to fair market value less costs to sell and was included in the Company’s consolidated statement

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

6.	Vessels, net – Continued

of operations of 2009. The Company prepaid $4,554,270 to DnB Bank in order to release the mortgage of the vessel.

On January 26, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Prophet” to an unaffiliated third party for $6,800,000. The vessel was delivered to her new owners on March 16, 2010 and the Company realized a gain from the sale of this vessel of $10,576 which was included in the Company’s consolidated statement of operations of 2010. The Company had previously recorded an impairment charge of $160,237 to write down the carrying amount of the vessel to fair market value less costs to sell and was included in the Company’s consolidated statement of operations of 2009.

On February 18, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Texiana” to an unaffiliated third party for $11,180,000. The vessel was delivered to her new owners on April 6, 2010 and the Company realized a gain from the sale of this vessel of $1,046,761 which was included in the Company’s consolidated statement of operations of 2010.

On March 26, 2010, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Prodigy” to an unaffiliated third party for $6,050,000. The vessel was delivered to her new owners on April 9, 2010 and the Company realized a loss from the sale of this vessel of $84,520 which was included in the Company’s consolidated statement of operations of 2010.

7.	Deferred Finance Charges

Gross deferred finance charges amounting to $1,936,644 and $2,296,644 as at December 31, 2009 and December 31, 2010, respectively, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the years ended December 31, 2008, 2009 and 2010, the amortization of deferred financing charges amounted to $104,986, $202,770 and $508,686, respectively and is included in Interest and finance costs in the accompanying consolidated statements of operations.

8.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2009	2010

Interest on long-term debt	1,358,831	1,385,560
Administrative expenses	377,588	388,294
Vessel operating and voyage expenses	4,358,903	3,659,740

Total	6,095,322	5,433,594

9.	Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $3,643,963 and $2,754,630 represent time charter revenues received in advance as of December 31, 2009 and as of December 31, 2010, respectively.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

10.	Customer Deposits

On September 15, 2010 an amount of $285,000 was received from the charterer of LPG carrier “Gas Marathon” as guarantee which is equal to one-month hire. This amount will be returned to the charterer at the end of the nine-month time charter.

11.	Long-term Debt

	December 31,	Movement in 2010		December 31,
	2009	Additions	Repayments	2010

BNP Paribas	50,713,600	—	(14,756,338)	35,957,262
DnB Nor Bank	71,592,371	45,000,000	(12,878,685)	103,713,686
Scotia Bank	42,111,514	—	(3,755,500)	38,356,014
Deutsche Bank	35,875,000	—	(2,500,000)	33,375,000
National Bank of Greece	31,301,000	—	(1,939,000)	29,362,000
Emporiki Bank	27,719,834	—	(1,717,166)	26,002,668
DVB Bank	31,158,751	—	(2,514,164)	28,644,587
NIBC	26,700,000	—	(3,275,268)	23,424,732
EFG Eurobank	28,650,000	—	(2,400,000)	26,250,000

Total	345,822,070	45,000,000	(45,736,121)	345,085,949

a.  In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (now BNP Paribas — the “BNP Loan”). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the previous outstanding balance with Fortis Bank.

At December 31, 2010, the outstanding balance of the BNP Loan of $35,957,262 is repayable in 22 equal quarterly installments of $1,154,900 each from February 2011 to May 2016 plus a balloon payment of $10,549,462 payable together with the last installment.

The interest rate margin over LIBOR on the BNP Loan varies with the ratio of the outstanding balance of the loan to the aggregate market value of the vessels mortgaged there under as follows: if the ratio is less than 67% the interest rate is 0.75% over LIBOR; if the ratio is more than 67% but less than 77% the interest rate is 0.80% over LIBOR and if the ratio exceeds 77% the interest rate is 0.90% over LIBOR. The applicable interest rate margin during the years ended December 2008, 2009 and 2010 has been 0.75% over LIBOR.

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

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.	Long-term Debt – Continued

There are also restrictions on the payment of dividends. Dividends paid by the Company or Guarantor will not exceed 50% of free cash flow of the Company. No subsidiary of the Company or borrower will pay any dividend or make any other form of distribution or effect any form of retention, purchase or return of share capital except in accordance with the above clause.

b.  In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the “DnB Loan”). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005.

In March 2006, in January 2007 and in February 2008, the Company increased its facility by $14,000,000, $20,317,500 and $15,750,000, respectively, for a total of $100,067,500 by DnB NOR bank. These additional facilities were fully drawn down on March 9, 2006, on January 30, 2007 and on March 19, 2008, respectively.

At December 31, 2010, the outstanding balance of the DnB Loan was $55,905,206, repayable in 10 equal semi-annual installments of $3,368,545 each and one semi-annual installment of $690,000 from March 2011 to March 2016 plus a balloon payment of $21,529,756 payable together with the last installment. The interest rate margin over LIBOR on the DnB Loan varies with the ratio of the amount outstanding under the loan to the aggregate market value of the vessels mortgaged there under. If the ratio is equal to or lower than 130%, the interest rate will be 0.85% over LIBOR; if the ratio is between 130% and 150%, the interest rate is 0.75% over LIBOR and if the ratio is equal to or higher than 150%, the interest rate is 0.70% over LIBOR. The applicable interest rate margin during the years ended December 2008, 2009 and 2010 has been 0.70% over LIBOR.

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

c.  In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006.

At December 31, 2010, the outstanding balance of the DnB Loan was $3,658,480, repayable in 11 equal semi-annual installments of $236,880 each from June 2011 to June 2016 plus a balloon payment of $1,052,800 payable together with the last installment. The applicable interest rate margin is 0.70% over LIBOR.

The term loan is secured by a first priority mortgage over the vessel involved plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

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

d.  On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to a $49,622,514 non revolving term loan (the “Scotiabank Facility”). The Scotiabank Facility was fully drawn down no later than four months from the date of commitment letter in two advances in order to partially finance the acquisition of two vessels by the Company’s wholly owned subsidiaries. The first advance amounting to $6,750,000 was drawn down on June 21, 2007 to part finance the acquisition of the “Gas Icon” (formerly “Dorado Gas”) and as of December 31, 2007 the outstanding amount was $6,497,514. This amount is repayable in fifteen consecutive semi-annual installments of $336,500 each, starting in June 2008 plus a balloon payment of $1,450,014 payable together with the last installment.

The second advance, which was drawn down on January 8, 2008, amounts to $43,125,000 and is repayable in twenty consecutive semi-annual installments of $1,541,250 each, starting in June 2008, plus a balloon payment of $12,300,000 payable together with the last installment. The term loan charges interest at LIBOR plus 2.00% and is secured by first priority mortgages over the vessels “Gas Icon” and “Navig8 Fidelity”, plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention account, specific assignment of the bareboat charter and the corporate guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels “Gas Icon” and “Navig8 Fidelity” at all times exceeds 125% and 100% of the first and second advances outstanding under the term loan, respectively, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest in an earnings account with the Bank plus minimum cash balance of $200,000 per mortgaged vessel and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

On March 18, 2010, the Company signed an agreement with Scotiabank whereby it obtained a waiver until September 30, 2010 to an existing covenant contained in the loan agreement. The waiver letter increases the applicable margin, with effect from January 1, 2010, for the duration of this facility to 2%.

On November 12, 2010, the Company signed an agreement with Scotiabank whereby the accumulated cash in retention accounts should be included in the calculation of the market value covenant.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.	Long-term Debt – Continued

e.  On February 12, 2008 the Company entered into a $40,250,000 facility agreement with the Deutsche Bank (the “Deutsche Facility”) to partially finance the acquisition of one new M.R. product carrier, named “Navig8 Faith”, by one of the Company’s wholly owned subsidiaries. The Deutsche Facility was fully drawn down in one tranche on February 19, 2008.

At December 31, 2010, the outstanding balance of the Deutsche Facility was $33,375,000, repayable in 36 consecutive quarterly installments of $625,000 each and a balloon payment of $10,875,000 from February 2011 to February 2020. The term loan charges interest at LIBOR plus 0.70% and is secured by first priority mortgage over the vessel involved, plus the assignment of the vessel insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning company, as owner of the vessel.

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

On March 11, 2010, the Company obtained a second waiver from Deutsche Bank reducing the aggregate market value covenant contained in the loan agreement through September 30, 2010 to zero from 125% of the outstanding facility. The covenant will revert to the 125% level after September 30, 2010. The new waiver letter increases the applicable margin, with effect from January 1, 2010, for the duration of this facility to 2.5%.

On November 18, 2010, the Company obtained a third waiver from Deutsche Bank reducing the aggregate market value covenant contained in the loan agreement through May 31, 2011 to 110% from 125% of the outstanding facility. The covenant will revert to the 125% level after May 31, 2011.

f.  On July 30, 2008 the Company entered into a $33,240,000 facility agreement with the National Bank of Greece (the “NBG Facility”) to partially finance the acquisition of two under construction LPG carriers, named “Gas Defiance”, and “Gas Shuriken” by two of the Company’s wholly owned subsidiaries. The NBG facility was fully drawn down in two tranches of $16,620,000 on August 1, 2008 and November 3, 2008 upon delivery of each vessel.

At December 31, 2010, the outstanding balance of the NBG Facility was $29,362,000, repayable in 20 consecutive semi-annual installments of $969,500 each from May 2011 to November 2020 plus a balloon payment of $9,972,000 payable together with the last installment. The applicable interest rate margin is 0.80% over LIBOR.

The term loan is secured by first priority mortgage over the vessels involved, plus the assignment of the vessels’ insurances, earnings and the pledge of the Company’s earnings account with the lender, and the guarantee of the ship-owning companies, as owners of the vessels. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.	Long-term Debt – Continued

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

g.  On August 28, 2008, the Company entered into a $29,437,000 facility agreement with the Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by two of the Company’s wholly-owned subsidiaries. The senior secured term loan facility was drawn down in full on October 9, 2008 in connection with the funding of part of deposits required for vessels under construction as ordered by the Company.

At December 31, 2010, the outstanding balance of the Emporiki Facility was $26,002,668, repayable in 20 consecutive semi-annual installments of $858,583 each from April 2011 to October 2020 plus a balloon payment of $8,831,008 payable together with the last installment. The applicable interest rate margin is 0.90% over LIBOR and the average interest rate (including the margin) of the term loan as at December 31, 2010 was 1.40%.

The term loan is secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lender, and the guarantee of the ship-owning companies, as owners of the vessels. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

h.  On February 18, 2009, the Company entered into an up to $33,880,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of a second-hand and two under construction LPG carriers, named “Chiltern”, “Gas Astrid” (formerly Hull “K411”) and “Gas Exelero” (formerly Hull “K412”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $33,880,000 and the 70% of the vessels’ charter free market value at the time of delivery. The term loan was drawn down in two tranches upon the delivery of each vessel. The first tranche amounted to $19,250,000 was drawn down on April 16, 2009 and the second tranche of $12,950,000 was drawn down on July 1, 2009.

At December 31, 2010, the outstanding balance of the DVB Facility was $28,644,587, repayable in 14 consecutive quarterly installments of $628,541 each from January 2011 to July 2014 plus a balloon payment of $19,845,013 payable together with the last installment. The applicable interest rate margin is 2.85% over LIBOR.

The term loan is secured by first priority mortgage over the vessels involved, plus the assignment of the vessels’ insurances, earnings, operating and retention accounts with the lender, and the guarantee of the ship-owning companies, as owners of the vessels. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.	Long-term Debt – Continued

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

i.  On February 19, 2009, the Company entered into a $37,500,000 facility agreement with EFG Eurobank Ergasias S.A. to partially finance the acquisition of the under construction M.R. type product carrier named “Alpine Endurance” (formerly “Hull No. 2139”). Following a revaluation of the vessel on April 13, 2009, the senior secured term loan facility was the lesser of the amount of $31,500,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan which amounted to $29,250,000, was fully drawn down in one tranche upon the delivery of the vessel, which was delivered on July 14, 2009.

At December 31, 2010, the outstanding balance of the EFG Facility was $26,250,000, repayable in 5 consecutive quarterly installments of $600,000 each and 30 consecutive quarterly installments of $390,000 each plus a balloon payment of $11,550,000 payable together with the last installment. The applicable interest rate margin is 2.50% over LIBOR.

The term loan is secured by first priority mortgage over the vessel, plus the assignment of the vessel’s insurances, earnings, operating and retention accounts with the lender, and the guarantee of the ship- owning company, as owner of the vessel. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain on a monthly basis cash balance of a proportionate amount of the next installment and relevant interest plus a minimum cash balance of $200,000 in an earnings account with the Bank and dividends paid by the borrower will not exceed 50% of free cash flow of the Company.

j.  On May 25, 2009, the Company entered into a $26,700,000 facility agreement with NIBC, secured by the Gas Haralambos, Gas Spirit and the Gas Natalie, (which subsequently replaced by Gas Nemesis) three vessels already owned by three of the Company’s wholly-owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $26,700,000 or 65% of the vessels’ market value at the time of drawdown and was drawn down in three tranches on July 2, 2009 in connection with the part funding of deposits required for vessels under construction as ordered by the Company.

At December 31, 2010, the outstanding balance of the NIBC Facility was $23,424,732, repayable in 3 consecutive semi-annual installments of $1,637,634 each and 5 consecutive semi-annual installments of $1,077,634 each plus a balloon payment of $13,123,660 payable together with the last installment. The applicable interest rate margin is 3.00% over LIBOR.

The term loan is secured by first priority mortgages over the vessels involved, plus the assignment of these vessels’ insurances, earnings and operating and retention accounts with the lender, and the guarantee of the ship-owning companies, as owners of the vessels. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.	Long-term Debt – Continued

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

k.  On July 20, 2010, the Company entered into a $45,000,000 facility agreement with DnB NOR Bank, to partially finance the acquisition of an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”), by one of the Company’s wholly owned subsidiary and secured by the Gas Zael, a vessel already owned by a Company’s wholly owned subsidiary. The senior secured term loan facility was fully drawn down in a single tranche on July 21, 2010.

At December 31, 2010, the outstanding balance of this facility amounted to $44,150,000 and is repayable in 23 consecutive quarterly instalments of $850,000 each plus a balloon payment of $24,600,000 payable together with the last instalment. The applicable interest rate margin is 2.40% over LIBOR.

The term loan is secured by first priority mortgages over the vessels involved and cross-collateralized with security vessels under the “DnB Loan“plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lender, and the guarantee of StealthGas Inc. The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank. Dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

Bank loan interest expense for the above loans for the years ended December 31, 2008, 2009 and 2010 amounted to $9,944,394, $8,010,850 and $7,418,572, respectively. Of these amounts, for the years ended December 31, 2008, 2009 and 2010, the amounts of $389,595, $600,320 and $556,314, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of operations.

As of December 31, 2010, the Company was in compliance with all covenants under the above term loans except for the market value covenant of the Deutsche facility for which we obtained a waiver as described above and the outstanding amount of $345,085,949 bore an average interest rate (including the margin) of 2.20%.

As of December 31, 2010, no amount was available for drawing under any of the above loans.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

11.	Long-term Debt – Continued

The annual principal payments to be made, for the eleven loans, after December 31, 2010 are as follows:

December 31,	Amount

2011	34,831,548
2012	32,141,548
2013	31,371,548
2014	63,083,139
2015	27,815,630
Thereafter	155,842,536

Total	345,085,949

12.	Derivatives and Fair Value Disclosures

On July 16, 2009, the Company entered into an amortizing interest rate swap agreement for a notional amount of $53,330,131 relating to “DnB” facility. The agreement was effective starting September 9, 2009 and expires on March 9, 2016; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 4.73%. This agreement replaces the two un-amortizing interest rate swap agreements with notional amount of $25,000,000 each, dated May 22, 2006 and June 22, 2007, which were due to expire on September 9, 2011 and September 11, 2012, respectively, and which bore fixed interest rates of 5.42% and 5.58%, respectively.

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

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate and are designated as cash flow hedges. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $160,255,603 at December 31, 2010 pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London interbank offered rate (“LIBOR”) (approximately 0.37% at December 31, 2010). These agreements contain no leverage features and have maturity dates ranging from February 2013 to March 2016.

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

The Company’s swap agreements did not meet hedge accounting criteria. All derivatives are recorded in the consolidated balance sheet at fair value at each period end with the resulting unrealized gains (losses) during the period reflected in “Change of fair value of derivatives” on its

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Derivatives and Fair Value Disclosures – Continued

consolidated statement of operations. The following tables present information on the location and amounts of derivatives fair values reflected in the consolidated balance sheet and with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the consolidated balance sheet, as a component of accumulated other comprehensive loss.

Tabular disclosure of financial instruments is as follows:

Derivatives not
designated as		December 31, 2009		December 31, 2010
hedging		Asset	Liability	Asset	Liability
instruments	Balance Sheet Location	Derivatives	Derivatives	Derivatives	Derivatives

Foreign Currency Contract	Current assets — Fair value of derivatives	1,774,515	—	5,407,633	—
Foreign Currency Contract	Non current assets — Fair value of derivatives	1,861,189	—	—	—
	Non current liabilities — Fair value of
Interest Rate Swap Agreements	derivatives	—	10,327,792	—	11,602,213

Total derivatives not designated as hedging instruments		3,635,704	10,327,792	5,407,633	11,602,213

Total derivatives		3,635,704	10,327,792	5,407,633	11,602,213

The effect of derivative instrument on the consolidated balance sheets as of December 31, 2009 and 2010 is as follows:

	December 31, 2009	December 31, 2010
	Amount of Gain/(Loss) Recognized in OCL on
Derivatives designated as hedging instruments	Derivative (Effective Portion)

Interest Rate Swap Agreement	(124,218)	481,515

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2009 and 2010 are as follows:

		December 31, 2009	December 31, 2010
Location of Gain/
(Loss) Reclassified
	from Accumulated	Amount of Gain/(Loss) Reclassified from
	OCL into Income	Accumulated
Derivatives designated as hedging instruments	(Effective Portion)	OCL into Income

Interest Rate Swap Agreement	Change in fair value of derivatives	484,369	410,162

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Derivatives and Fair Value Disclosures – Continued

	Location of Gain/(Loss)
	Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income
	(Ineffective Portion)	on Derivative (Ineffective Portion)

Interest Rate Swap Agreement	Change in fair value of derivatives	(191,325)	(891,677)

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized

Interest Rate Swap — Fair Value	Change in fair value of derivatives	2,266,362	(1,274,421)
Interest Rate Swap — Realized loss	Change in fair value of derivatives	(4,023,270)	(6,087,631)
Foreign Currency Contract — Fair Value	Change in fair value of derivatives	(4,014,299)	1,771,929

Total loss on derivatives not designated as hedging instruments		(5,771,207)	(5,590,123)

Total loss on derivatives		(5,478,163)	(6,071,638)

Fair Value of Financial Instruments:  The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The Company’s interest rate swap agreements are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. The fair value of the Company’s interest rate swaps and foreign currency contracts was the estimated amount the Company would pay or receive to terminate the swap agreements and contracts at the reporting date, taking into account current interest rates and the prevailing USD/JPY exchange rate, respectively, and the current creditworthiness of the Company and its counter parties.

Fair Value Disclosures:  The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

12.	Derivatives and Fair Value Disclosures – Continued

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2010:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
	Fair Value	Markets for	Other	Significant
	as of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)

Assets/(Liabilities):
Foreign Currency Contract	5,407,633	—	5,407,633	—
Interest Rate Swap Agreements	(11,602,213)	—	(11,602,213)	—

Total	(6,194,580)	—	(6,194,580)	—

The company determined the fair value of the derivative contracts using standard valuation models that are based on market-based observable inputs including forward and spot exchange rates and interest rate curves. Level 2 derivative assets include interest rate swaps and foreign currency forward contracts.

13.	Common Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

The total authorized common stock of the Company is 100,000,000 shares. On October 5, 2005 the Company completed its initial public offering. It issued 8,000,000 additional shares bringing the total number of shares outstanding to fourteen million. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a former director of StealthGas Inc., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006 and as of December 31, 2006 the Company had 14,400,000 common shares outstanding with par value of $0.01.

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

On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. All repurchased

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

13.	Common Stock and Additional Paid-in Capital – Continued

common shares were cancelled and removed from the Company’s capital stock. As of December 31, 2010, the Company had completed the repurchase of 1,205,229 shares paying an average price per share of $5.21.

14.	Equity Compensation Plan

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

As of December 31, 2010 a total of 250,005 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. As of December 31, 2009, the Company paid dividends on all non-vested shares amounted to $21,188. The

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

14.	Equity Compensation Plan – Continued

Company did not pay any dividends in the year ended December 31, 2010. As restricted share grantees retained dividends on awards that are expected vest, such dividends were charged to retained earnings.

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

The stock based compensation expense for the restricted vested and non-vested shares for the period from inception (August 14, 2007 and November 20, 2007) to December 31, 2008 and for the years ended December 31, 2009 and 2010 amounted to $1,913,634, $573,855 and $154,442, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2010, is presented below:

		Weighted average grant
	Number of	date fair value per
	restricted shares	non-vested share

Non-vested, January 1, 2010	42,002	15.20
Granted	—	—
Vested	(34,834)	15.51
Forfeited	(667)	15.95

Non-vested, December 31, 2010	6,501	13.52

As of December 31, 2010, there was $86,616 of total unrecognized compensation cost related to non-vested restricted shares granted under this Plan. That cost is expected to be recognized over an average period of 0.21 years. The total fair value of shares vested during the years ended December 31, 2009 and 2010 was $1,134,296 and $539,834, respectively.

15.	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. Our non-vested restricted shares were potentially dilutive securities during the year ended December 31, 2010. All of the Company’s shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings. Non-vested common stock does not have a contractual obligation to share in the losses and therefore, excluded from the basic loss per share calculation for the year ended December 31, 2009 due to the losses in 2009.

On January 1, 2009 the Company adopted new guidance which clarified that unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

15.	Earnings per share – Continued

method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented and reduced basic EPS by $0.01 for the year ended December 31, 2008.

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

The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings / (loss) per share as follows:

	Year Ended December 31,
	2008	2009	2010

Numerator
Net income/(loss)	29,987,484	(13,311,885)	11,093,191
Less: Dividends declared and undistributed earnings allocated to non-vested shares	(217,727)	—	(16,469)

Net income/(loss) attributable to common shareholders, basic	29,769,757	(13,311,885)	11,076,722

Denominator
Basic Weighted average shares — outstanding	22,130,542	22,219,442	21,539,331
Effect on dilutive securities:
Non-vested restricted shares	51,576	—	—

Diluted Weighted average shares — outstanding	22,182,118	22,219,442	21, 539,331

Basic earnings/(loss) per share	1.35	(0.60)	0.51

Diluted earnings/(loss) per share	1.34	(0.60)	0.51

The Company excluded the dilutive effect of 14,328 non-vested restricted shares in calculating dilutive EPS as of December 31, 2010, as they were anti-dilutive.

16.	Dividends Paid

On February 19, 2009 the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on March 9, 2009 to stockholders of record on March 2, 2009. The total amount of $4,183,146 was paid on March 06, 2009.

No dividends were declared or paid during the year ended December 31, 2010.

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

16.	Dividends Paid – Continued

17.	Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2008	2009	2010

Port expenses	773,058	2,015,814	2,652,235
Bunkers	2,265,062	5,065,204	7,868,829
Commissions charged by third parties	1,598,447	1,731,276	1,612,635
Commissions charged by related party	1,385,767	1,418,024	1,396,877
Other voyage expenses	158,420	292,255	149,432

Total	6,180,754	10,522,573	13,680,008

	Year ended December 31,
Vessels’ Operating Expenses	2008	2009	2010

Crew wages and related costs	19,227,571	23,706,087	23,998,949
Insurance	1,497,568	1,696,571	1,623,582
Repairs and maintenance	4,104,822	4,574,386	4,814,718
Spares and consumable stores	4,967,128	5,641,944	5,838,470
Miscellaneous expenses	2,381,296	2,382,493	2,062,344

Total	32,178,385	38,001,481	38,338,063

18.	Income Taxes

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

The principal financial assets of the Company consist of cash, accounts receivable due from charterers, and fair value of derivatives. The principal financial liabilities of the Company consist of accounts payable due to suppliers, payable to related party, customer deposits, fair value of derivatives and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities except derivatives approximate their fair value due to their short-term nature and the variable interest rate of the loan. The fair value of the derivatives at December 31, 2010, is determined based on observable Level 2 inputs, as defined in relative guidance (Note 12).

20.	Commitments and Contingencies

•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

•	In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminated in January 2008. In January 2008, the Company entered into a new two-year cancelable operating lease for its office facilities that terminated in January 2010. In January 2010, the Company entered into a new two-year cancelable operating lease for its office facilities that terminates in January 2012. Rental expense for the years ended December 31, 2008, 2009 and 2010 was $48,201, $45,102 and $55,214, respectively. In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminated in October 2008. In October 2008, the Company entered into a new three-year cancelable operating lease for an armored car that terminates in October 2011. Rental expense for the years ended December 31, 2008, 2009 and 2010 was $50,016, $47,955 and $45,248 and are recorded in the consolidated statements of operations under the caption “General and administrative expenses”.

Future rental commitments were payable as follows:

December 31,	Office Lease	Car Rent	Total

2011	56,047	38,032	94,079
2012	4,671	—	4,671

	60,718	38,032	98,750

•	As described in Note 5, as of December 31, 2010 the Company has long-term outstanding commitments for installment payments for five vessels under construction, as follows:

Year Ended	Shipbuilding Contracts

2011	67,378,965
2012	22,324,249

Total	89,703,214

As of December 31, 2010, the Company’s long term obligations due under the shipbuilding contracts with Mitsubishi Corporation of Japan totaled to JPY7,610,260,000 were converted to US Dollars based upon the foreign currency forward contracts entered into by the Company

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

20.	Commitments and Contingencies – Continued

and the prevailing USD/JPY exchange rate as at December 31, 2010. The total obligation under these contracts was $89,703,214.

Based upon the above the prevailing USD/JPY exchange rate used for the calculation of the total obligation was 81.35 JPY to $1.

•	Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2010, will be $73,369,031 during 2011, $41,380,700 during 2012, $27,161,200 during 2013, $20,899,700 during 2014 and $6,862,140 during 2015. These amounts do not include any assumed off-hire.

21.	Subsequent Events

The Company has evaluated subsequent events after the balance sheet date but before the issuance of these consolidated financial statements and appropriate disclosures have been made.

(a)	On February 1, 2011, the Company entered into an up to $49,500,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of the three under construction LPG carriers, named “Gas Elixir” (formerly Hull “K422”), “Gas Cerberus” (formerly Hull “K423”) and “Gas Myth”, (formerly Hull “K421”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $49,500,000 and the 75% of the vessels’ charter free market value at the time of delivery. The term loan will be drawn down in three tranches upon the delivery of each vessel. The first tranche amounted to $16,500,000 was drawn down on March 1, 2011, the second tranche amounted to $16,400,000 was drawn down on April 20, 2011, and the third tranche of $16,500,000 is expected in July 2011. The total facility of $49,400,000 will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments of $825,000 each plus a balloon payment of $26,300,000 payable together with the last installment. The term loan’s interest rate is LIBOR plus a margin. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

(b)	On March 1, 2011, the Company took delivery of the “Gas Elixir” (formerly Hull “K422”).

(c)	On March 1, 2011, the Company entered into a credit facility with NORD/LB Bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco (formerly Hull “K424”) and Gas Husky, (formerly Hull “K425”), in an amount equal to (i) the lesser of $42,000,000 or 70% of the vessels’ charter free market value at the time of delivery or (ii) the lesser of $45,000,000 or 75% of the vessel’s charter free market value if at the time of their delivery we have arranged for a two-year charter for both vessels. The term loan will be drawn down in two tranches upon the delivery of each vessel between January and May 2012. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment. The term loan’s interest rate is LIBOR plus a margin. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. Upon drawing under this facility, we will be subject to similar financial covenants as those contained in our other credit facilities and a ratio of the aggregate market value of the vessels securing the loan to the

StealthGas Inc.
Notes to the consolidated financial statements
(Expressed in United States Dollars)

21.	Subsequent Events – Continued

principal amount outstanding under the loan of 125%, other than during the first three years after both tranches of the loan have been drawn, when this required ratio will be 120%.

(d)	On April 8, 2011, the Company entered into a supplemental agreement on waiver and amendment terms on the “Deutsche Facility” providing for a waiver of certain covenants. This agreement, among other things: (i) reduces from May 18, 2011 the applicable margin for the duration of this facility to 1.9% (ii) reduces the aggregate market value covenant contained in the loan agreement from November 18, 2010 through March 31, 2012 to 110% of the outstanding facility and thereafter 125% (iii) requires the repayment of USD1,500,000 on May 19, 2011 and amends the balloon payment to USD9,375,000

(e)	On April 14, 2011, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Shanghai” to an unaffiliated third party for $8,850,000. The sale of the vessel was concluded with the delivery to her new owners on May 9, 2011.

(f)	On April 20, 2011, the Company took delivery of the “Gas Cerberus” (formerly Hull “K423”).

(g)	On April 29, 2011, the Company entered into separate memoranda of agreement for the disposal of the vessels “Gas Czar” and “Gas Nemesis” to an unaffiliated third party for a total $10,850,000. The sale of first vessel was concluded with the delivery to her new owners on June 15, 2011 while the second vessel is expected to be delivered in July, 2011.

(h)	On April 29, 2011, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Chios” to an unaffiliated third party for $6,150,000. The sale of the vessel was concluded with the delivery to her new owners on June 1, 2011.

(i)	May 3, 2011, before the delivery of “Gas Shanghai” to her new owners, the Company prepaid $4,486,539 of the then outstanding amount of the BNP loan.