Form 20-F
period 2011-12-31
StealthGas Inc.
filed 2012-04-30
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was:

Common Stock, par value $0.01 per share                             20,552,568 shares

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

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☑	International Financial Reporting Standards ☐	Other ☐

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

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”), refined petroleum product and oil prices and production;

•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a by product;

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and

•	expectations regarding vessel acquisitions.

When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

ii

PART I

StealthGas Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “StealthGas,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

We use the term cubic meters, or “cbm,” in describing the size of our LPG carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data shown in U.S. dollars, other than share and fleet data. The table should be read together with “Item 5. Operating and Financial Review and Prospects.”

Our audited and consolidated statements of operations, stockholder’s equity and cash flows for the years ended December 31, 2009, 2010, and 2011 and the consolidated balance sheets as of December 31, 2010 and 2011, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the periods ended December 31, 2007, 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
	2007	2008	2009	2010	2011
INCOME STATEMENT DATA
Revenues	$89,995,123	$112,551,901	$113,045,961	$111,409,623	$118,280,752

Operating expenses:
Voyage expenses	5,369,546	6,180,754	10,522,573	13,680,008	17,829,220
Vessels’ operating expenses	25,435,578	32,178,385	38,001,481	38,338,063	36,558,153
Dry-docking costs	314,181	1,112,99	1,266,455	2,716,378	3,443,491
Management fees	4,126,610	4,618,025	5,230,990	5,184,055	4,760,865
General and administrative expenses	5,024,912	4,772,615	3,546,779	3,031,491	2,646,418
Depreciation	16,546,692	23,283,393	26,766,672	26,624,098	27,562,120
Impairment Loss	—	—	9,867,777	—	—
Forfeiture of vessel deposit and contract termination fees	—	—	16,500,000	—	—
Charter termination fees	—	—	(753,000)	(228,000)	—
Net (gain)/loss on sale of vessels	—	(1,673,321)	791,659	(960,696)	5,654,178

Total expenses	56,817,519	70,472,843	111,759,386	88,385,397	98,454,445

Income from operations	33,177,604	42,079,058	1,286,575	23,024,226	19,826,307

Interest and finance costs	(9,831,404)	(9,962,504)	(9,109,222)	(7,672,848)	(8,510,516)
Loss on derivatives	(2,573,992)	(2,713,055)	(5,478,163)	(6,071,638)	(2,931,404)
Interest income	1,888,070	743,193	250,326	315,517	83,059
Foreign exchange (loss)/ gain	(122,171)	(159,208)	(261,401)	1,497,934	82,345

Other expenses, net	(10,639,497)	(12,091,574)	(14,598,460)	(11,931,035)	(11,276,516)

Net income/(loss)	22,538,107	29,987,484	(13,311,885)	11,093,191	8,549,791

Earnings/(Loss) per share, basic(**)	$1.25	$1.35	$(0.60)	$0.51	$0.41

Earnings/(Loss) per share, diluted	$1.25	$1.34	$(0.60)	$0.51	$0.41

Weighted (and diluted) average number of shares outstanding	17,943,346	22,182,118	22,219,442	21,539,331	20,909,154

Dividends declared per share, basic and diluted(*)	$0.75	$0.75	$0.1875	$0.00	$0.00

	As of December 31,
	2007	2008	2009	2010	2011
BALANCE SHEET DATA
Current assets, including cash	$69,497,341	$52,458,518	$69,031,753	$45,127,547	$56,521,743
Total assets	477,593,326	634,347,123	692,497,010	688,376,399	695,710,151
Current liabilities	37,372,666	40,774,931	69,023,455	60,269,033	56,100,855
Derivative liability	3,288,989	12,762,979	10,327,792	11,602,213	9,401,798
Total long-term debt, including current portion	145,758,529	283,693,873	345,822,070	345,085,949	351,068,181
Total stockholders’ equity	303,030,788	317,847,325	300,801,931	306,250,752	313,098,027
Capital stock	222,841	223,101	223,101	211,042	205,526
Number of common shares outstanding	22,284,105	22,310,110	22,310,110	21,104,214	20,552,568

	Year ended December 31,
	2007	2008	2009	2010	2011
OTHER FINANCIAL DATA
Net cash provided by operating activities	$47,704,497	$48,080,792	$48,347,343	$27,816,341	$42,375,718
Net cash used in investing activities	(149,636,615)	(159,979,986)	(101,563,715)	(33,172,378)	(31,593,396)
Net cash provided by/(used in) financing activities	123,900,119	120,632,381	55,444,652	(10,613,735)	2,953,018
FLEET DATA
Average number of vessels(1)	32.8	38.6	42.0	38.6	37,6
Total voyage days for fleet(2)	11,871	14,018	15,240	13,835	13.368
Total time and bareboat charter days for fleet(3)	11,170	13,318	12,276	10,327	10,455
Total spot market days for fleet(4)	701	700	2,964	3,508	2,913
Total calendar days for fleet(5)	11,986	14,113	15,335	14,075	13,716
Fleet utilization(6)	99.0%	99.3%	99.4%	98.3%	97,5%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$7,129	$7,588	$6,727	$7,064	$7,514
Vessel operating expenses(8)	2,122	2,280	2,478	2,724	2,665
General and administrative expenses	419	338	232	215	193
Management fees	344	327	341	368	347
Total operating expenses(9)	2,541	2,618	2,711	2,939	2,858

*

We paid our first quarterly dividend since becoming a public company, of $0.1875 per share, in January 2006. In the first quarter of 2009, our Board of Directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends” and “Item 8. Financial Information—Dividend Policy.”

**

On January 1, 2009, the Company adopted new guidance which clarified that unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This guidance was applied retroactively to all periods presented and for the years ended December 31, 2005, 2006, and reduced basic EPS by $0.01 for each of the years ended December 31, 2007 and 2008.

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

(7)

Time charter equivalent rate, or “TCE rate”, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenues, or “TCE revenues”, by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. It is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Reconciliation of TCE revenues as reflected in the consolidated statements of operations and calculation of TCE rate follow:

	Year ended December 31,
	2007	2008	2009	2010	2011
Voyage revenues	$89,995,123	$112,551,901	$113,045,961	$111,409,623	118,280,752
Voyage expenses	(5,369,546)	(6,180,754)	(10,522,573)	(13,680,008)	(17,829,220)

Time charter equivalent revenues	$84,625,577	$106,371,147	$102,523,388	$97,729,615	100,451,532

Total voyage days for fleet	11,871	14,018	15,240	13,835	13,368

Time charter equivalent rate	$7,129	$7,588	$6,727	$7,064	$7,514

(8)

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for Handy size LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there was an improvement beginning late 2010 and through 2011, rates remain below levels reached in 2007 and 2008 and could again decline. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2012, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 20, 2012, four of our 33 LPG carrier vessels were deployed in the spot market while 11 and 18 were under bareboat and time period charters, respectively. Of these time and bareboat chartered vessels, nine have charters that are scheduled to expire during the remainder of 2012. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in our core sector of 3,000 to 8,000 cbm Handy size LPG Carriers is expected to be limited in 2012. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

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

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our three product carriers are not scheduled to expire until 2015 in the case of the first two and 2012 in regard to our third product carrier, and 2015 in the case of our crude oil tanker, if prevailing market conditions, which have declined sharply since 2008, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. For the year ended December 31, 2011, charter rates in the product carrier and crude oil tanker sectors declined significantly, and have continued to be weak in the first quarter of 2012. The three year bareboat charter on one of our product tankers, the Alpine Endurance is set to expire in June 2012. Current charter market rates are lower than rates prevailing three years ago when we concluded the existing charter for that vessel.

The market values of our vessels, which have declined, may remain at current low, or lower, levels for a prolonged period and, over time, may fluctuate significantly. If the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

Due to the sharp decline in the world economy and related decreases in charter rates, the market value of our vessels, particularly the tankers, declined during the two years ended December 31, 2011. The market values of our vessels may remain at current low, or be depressed to even lower values for a prolonged period of time and, as was the case with the recent decreases in value, are subject to the potential significant fluctuations depending on a number of factors including:

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

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant further declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. For instance, in 2011, we sold four vessels and recorded a loss of $5.7 million. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in October 2010, Somali pirates captured the York, an LPG carrier, which is not affiliated with us, off the coast of Kenya. The vessel was released after a ransom was paid in March 2011. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We usually employ armed guard on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If the current threat by Iran to close the Straits of Hormuz becomes an actuality, it could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates.

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

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non-U.S. companies, such as our company, with respect to the supply or export of refined petroleum or petroleum products. On November 21, 2011, the President of the United States issued Executive Order 13590, which expands the existing energy-related sanctions under the Iran Sanctions Act. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including prohibitions on investments by U.S. persons and a 180-day prohibition on a vessel landing at any U.S. port after landing in such countries, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria. If enacted, this act would apply to our charterers as well as to us.

During the three year period ended December 31, 2011, two port calls in Iran were made by one of the vessels in our fleet, under a bareboat charter. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier, refined petroleum product carrier and oil tanker sectors of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For instance, in the second quarter of 2011 we agreed to a 10% reduction in the daily charter rate payable under the bareboat charter for one of our product carriers. The bareboat charters on which we deploy the tankers in our fleet, generally provide for charter rates that are above current spot market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results, operations and financial condition.

Charters at attractive rates may not be available when the charters for our current vessels expire, which would have an adverse impact on our revenues and financial condition.

As of April 20, 2012, of our 37 vessels, 15 and 18 were under bareboat charter and time charter respectively, while four were deployed in the spot market. We have arranged a five year charter with an affiliate of ours for our additional newbuilding LPG carrier, which is scheduled to be delivered to us in May 2012. As of April 20, 2012, 80% of our anticipated fleet days are covered by period charter contracts for the remainder of 2012 and 55% for 2013, with bareboat and time charters for nine of our vessels scheduled to expire in 2012. We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our newbuilding LPG carriers at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2010, approximately 43% of our revenues were derived from our four largest charter customers. For the year ended December 31, 2011 we had one customer that we derived more than 10% of our revenues from, namely Petredec, that accounted for 14% of our revenues. However, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

As of December 31, 2011, the Company was in compliance with the original covenants or had waivers amending the original covenants such that it was in compliance. With respect to one facility under which a total of $29.3 million was outstanding as of December 31, 2011, the Company had obtained a waiver until March 31, 2012 reducing the required loan to value ratio to 110%. Upon expiry on March 31, 2012, the Company is not in compliance with this covenant. Management has the intention and ability to cure this breach and as a result the Company may be required to prepay debt or provide additional collateral to its lenders in the form of cash in order to regain compliance with this covenant in the total amount of approximately $2.0 million which has been classified as restricted cash as of December 31, 2011. If not remedied when requested, this non-compliance would constitute an event of default and could result in the lender requiring immediate repayment of the loans.

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

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, with vessel values deteriorating in times when LPG carrier and product carrier charter rates are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected LPG carrier and, to a greater extent, product carrier and Aframax tanker values. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. For instance, upon expiry of a waiver that reduced the security coverage requirement for the period from December 31, 2010 to March 31, 2012 we are not in compliance with the security cover covenant in our Deutsche Bank credit facility. As a result , the Company may be required to prepay debt or provide additional collateral to its lenders in the form of cash in order to regain compliance with this covenant in the total amount of approximately $2.0 million which has been classified as restricted cash as of December 31, 2011. Our lender’s interests may be different from ours, and we may not be able to obtain their permission when needed. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

We may be unable to draw down the full amount of our credit facilities if the market values of our vessels decline, which could adversely affect our ability to complete the acquisition of our LPG carrier newbuilding.

There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value and employment of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels declines further, or, in some cases, are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. In such an event, our ability to complete the acquisition of our remaining newbuilding LPG carrier, which we intend to partially finance with borrowings under a committed credit facility, could be adversely affected and we could lose the deposits made on such vessels, or we may have to reduce our existing cash balances in order to pay for the delivery of the vessel.

Global economic conditions and disruptions in world financial markets could have a material adverse impact on our results of operations, financial condition and cash flows.

Global economic conditions and financial markets were severely disrupted and volatile in 2008 and 2009 and, while generally stabilizing in 2010, remain subject to significant vulnerabilities in the year-to-date, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and only marginally rebounded since 2010. The credit crisis in Greece, for example, and concerns over debt levels of certain other European Union member states, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed credit facilities in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures. In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, we face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United States, United Kingdom, Germany, The Netherlands and Greece. We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions.

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

As of April 1, 2012 we had outstanding indebtedness of $363.2 million and we expect to incur further indebtedness as we finance the remaining purchase price of one newbuilding vessel. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

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

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for our existing interest rate swaps, with an aggregate notional amount of $135.8 million as of April 1, 2012, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of our derivative contracts, even those that qualify for treatment as hedges, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, in order to hedge our exposure to Japanese Yen, in respect of our obligations in Japanese Yen for the constructions of vessels in Japan, we may enter into currency hedging arrangements. As of December 31, 2010 we had an aggregate of $28.2 million (based on an average agreed U.S. dollar/Japanese Yen exchange rate of $1.00/¥97.30) under such arrangements. As of December 31, 2011 we did not have any arrangements outstanding, however, we still had contractual payments to the yard of ¥3.3 billion until the delivery of the last vessel in May 2012, and we may enter into new transactions in the spot or forward exchange rate market. We recognize fluctuations in the fair value of such contracts in our statement of operations.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

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

As of April 1, 2012, Stealth Maritime served as the technical manager for 12 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet to other technical managers including five ships to Brave Maritime, which is affiliated with Stealth Maritime. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. We also intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor, who are employees of Stealth Maritime. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:

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

Stealth Maritime subcontracts the technical management of our fleet for those 11 vessels either on time charter or spot employment that are not managed by Stealth Maritime, as of April 1, 2012, including crewing, operation, maintenance and repair, to third party managers. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place. Further, in certain circumstances, we expect that we will need to seek approval from our lenders under the terms of certain of our credit facilities to change these third party managers with respect to certain of the vessels in our fleet.

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with the Vafias Group such as the two charters we entered into in April 2012. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

Delays in the delivery of our additional newbuilding LPG carrier could harm our operating results.

In 2008 we agreed to acquire five newbuilding LPG carriers from a Japanese yard. As of April 1, 2012 we have taken delivery of four out of the five LPG carriers. The remaining newbuilding LPG carrier is expected to be delivered to us in May 2012. Delays in the delivery of this vessel, or any secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of contracted revenues under the charters for such vessels. The delivery of the newbuilding could also be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias, our Chief Financial Officer, Konstantinos Sistovaris, and our Deputy Chairman and Executive Director, Lambros Babilis. In addition, Harry Vafias is a member of the Vafias family, which controls the Vafias Group, which in turn controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our Chief Executive Officer or Chief Financial Officer who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship with each of our Chief Executive Officer and Chief Financial Officer is governed by terms substantially similar to those typically included in employment agreements. We do not have an employment agreement with Lambros Babilis, our Deputy Chairman and Executive Director. We do not intend to maintain “key man” life insurance on any of our officers.

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

Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend primarily on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source—the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the LPG sector have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

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

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of April 1, 2012, the average age of the 33 LPG carriers in our fleet was approximately 10.8 years, while two of our three medium range product carriers were built in 2008 and the third in 2009 and the Aframax tanker in our fleet was built in 2010. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 20.4% of our outstanding common stock as of April 1, 2012 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our entire Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 20.4% of our shares of common stock as of April 1, 2012, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2011. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2011. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2011 or a subsequent year. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2012 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10. Additional Information—Tax Consequences—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information—Tax Consequences—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

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

Our corporate governance practices are in compliance with the Nasdaq corporate governance standards. As a foreign private issuer, however, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies and we do not intend to rely on this exemption, however, if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

If the market price of our common stock again drops below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

In light of the volatile global economic situation, which could reduce the revenues we obtain from chartering our vessels and reduce the market value of our vessels, our Board of Directors decided, in the first quarter of 2009, to suspend dividend payments. In addition, other external factors, such as our existing loan agreements and future financing arrangements, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Financial Covenants.”

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

A. History and Development of the Company

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

In October 2005, we completed an initial public offering of 8,000,000 of our common shares in the United States and our common shares began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market under the symbol “GASS”. On August 1, 2007, we completed a follow-on public offering of 7,660,105 common shares. During 2010, we initiated a share repurchase plan under which we bought back 1,205,229 common shares in 2010 and 551,646 common shares in 2011. The shares we repurchased during 2011 are being held as treasury stock.

Prior to the initial public offering, we owned 9 LPG carriers. Since the initial public offering, we acquired an additional 38 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 14 LPG carriers so that by December 31, 2011, we had a fleet of 33 LPG carriers, three product carriers, and one Aframax crude oil tanker. On January 18, 2012, we took delivery of one newbuilding LPG carrier, and on January 17, 2012, we sold one LPG carrier. As of April 1, 2012, we also had agreements to acquire an additional newbuilding LPG carrier with expected delivery in May 2012 and to sell one LPG carrier, with scheduled delivery in May 2012. Upon completion of this acquisition and disposal our fleet will be composed of 33 LPG carriers with a total capacity of 161,822 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2012 all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

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

As of April 1, 2012, our fleet consisted of 33 LPG carriers with an average age of 10.8 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. In addition, as of April 1, 2012, we are expecting our newbuilding LPG carrier to be delivered in May 2012. We have also entered into an agreement to sell one LPG carrier in our fleet the Gas Kalogeros with delivery in May 2012.

The table below describes our fleet and its deployment as of April 20, 2012.

LPG Carriers

Name	Year Built	Vessel Size (cbm)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Gas Cathar	2001	7,517	fully-pressurized	October 2005	Time Charter	May 2013
Gas Husky	2012	7,500	fully-pressurized	January 2012	Bareboat Charter	January 2017
Gas Premiership	2001	7,200	fully-pressurized	March 2008	Time Charter	May 2012
Gas Haralambos	2007	7,000	fully-pressurized	October 2007	Time Charter	June 2013
Gas Marathon	1995	6,572	fully-pressurized	November 2005	Time Charter	December 2012
Gas Moxie	1992	6,526	fully-pressurized	May 2005	Time Charter	April 2012
Gas Flawless	2007	6,300	fully-pressurized	February 2007	Time Charter	November 2012
Gas Elixir	2011	5,018	fully-pressurized	February 2011	Bareboat Charter	December 2015
Gas Myth	2011	5,018	fully-pressurized	September 2011	Time Charter	November 2014
Gas Cerberus	2011	5,018	fully-pressurized	April 2011	Time Charter	June 2012
Gas Monarch	1997	5,018	fully-pressurized	December 2005	Spot	—
Lyne	1996	5,014	fully-pressurized	May 2006	Bareboat Charter	May 2013
Gas Emperor	1995	5,013	fully-pressurized	February 2005	Spot	—
Texiana	1995	5,001	fully-pressurized	November 2005	Time Charter	January 2014
Sir Ivor	2003	5,000	fully-pressurized	May 2006	Bareboat Charter	May 2013
Gas Icon	1994	5,000	fully-pressurized	June 2007	Time Charter	July 2012
Gas Kalogeros*	2007	5,000	fully-pressurized	July 2007	Spot	—
Gas Defiance	2008	5,000	fully-pressurized	August 2008	Time Charter	January 2015
Gas Shuriken	2008	5,000	fully-pressurized	October 2008	Time Charter	November 2014
Gas Sincerity	2000	4,123	fully-pressurized	November 2005	Bareboat Charter	August 2014
Gas Spirit	2001	4,112	fully-pressurized	December 2005	Bareboat Charter	January 2016
Gas Zael	2001	4,111	fully-pressurized	December 2005	Bareboat Charter	January 2014
Gas Kaizen	1991	4,109	semi-refrigerated	November 2004	Spot	—
Gas Evoluzione	1996	3,517	fully-pressurized	July 2007	Time Charter	August 2012
Gas Astrid	2009	3,500	fully-pressurized	April 2009	Bareboat Charter	April 2014
Gas Legacy	1998	3,500	fully-pressurized	October 2005	Time Charter	October 2012
Gas Sikousis	2006	3,500	fully-pressurized	August 2007	Bareboat Charter	May 2016
Gas Exelero	2009	3,500	fully-pressurized	June 2009	Bareboat Charter	June 2014
Gas Arctic	1992	3,434	semi-refrigerated	April 2005	Time Charter	January 2013
Gas Ice	1991	3,434	semi-refrigerated	April 2005	Time Charter	January 2013
Chiltern	1997	3,312	fully-pressurized	June 2007	Bareboat Charter	May 2013
Gas Pasha	1995	3,244	fully-pressurized	June 2006	Time Charter	January 2015
Gas Crystal	1990	3,211	semi-refrigerated	November 2005	Time Charter	June 2012
Total: 33 vessels		159,322 cbm

*	We have agreed to sell this vessel to an unaffiliated third party, with delivery to the buyer scheduled to occur by May 2012.

Product Carriers/Crude Oil Tanker

Name	Year Built	Vessel Size (dwt)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	medium range product carrier	January 2008	Bareboat Charter	January 2015
Navig8 Faith	2008	47,000	medium range product carrier	February 2008	Bareboat Charter	February 2015
Alpine Endurance*	2009	46,000	medium range product carrier	July 2009	Bareboat Charter	June 2012
Spike	2010	115,804	Aframax oil tanker	July 2010	Bareboat Charter	August 2015
Total: 4 vessels		255,804 dwt
Total Current Fleet: 37 Vessels

*	Upon its delivery from the current charterer the vessel will commence a time charter of four years duration.
(1)	Earliest date charters could expire. Most charters include options to shorten or extend their terms.

LPG Carrier to be delivered

Name	Year Built	Vessel Size (cbm)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter
Gas Esco	2012	7,500	fully-pressurized	May 2012	Time Charter	June 2017
Total contracted
LPG carriers:
1 vessel		7,500 cbm

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

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime is our fleet manager, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010, however, unless six months’ notice of non renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2013.

Stealth Maritime is the technical manager of 12 vessels in our fleet. Of the remaining 25 vessels in our fleet, as of April 20, 2012, 14, including each of our medium range product carriers and our Aframax tanker, were on bareboat charter and are therefore managed technically by the charterer, while the remaining 11 have their technical management subcontracted to either Selandia (formerly EMS) (four vessels), a ship management company based in Singapore, or Swan Shipping Corporation (Manila) (two vessels), a ship management company based in the Philippines, or Brave Maritime (five vessels), a ship management company based in Greece and an affiliate of Stealth Maritime. These three technical managers are supervised by Stealth Maritime. The technical management agreements with Selandia (Singapore), Swan Shipping may be terminated by either party at any time upon three months’ notice. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Selandia (Singapore), PTC, a crew agent based in the Philippines and Swan Shipping are responsible for providing the crewing of the LPG fleet, to the extent that these vessels are not deployed on bareboat charters. These responsibilities include training, compensation, transportation and insurance of the crew.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 20, 2012, we had four LPG carriers operating in the spot market, eight on time charters expiring in 2012, 10 on time charters expiring beyond 2012 and 15 on bareboat charters.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. Each of the two medium range product carriers we acquired in the first quarter of 2008 are deployed on bareboat charters to an international oil trader until the first quarter of 2015. The third medium range product carrier, which we acquired in July 2009, is deployed on a bareboat charter to a Far East-based ship operator until the third quarter of 2012, while the Aframax crude oil tanker we acquired in 2010 is deployed on a five-year bareboat charter to a European shipping company. Vessels under bareboat charter may be sub-chartered to third parties.

For the year ended December 31, 2011, we had one customer accounting for more than 10% of our total revenues, namely Petredec that accounted for 14% of our total revenues.

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

Environmental Regulations—International Maritime Organization (“IMO”)

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

In October 2008 the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur dioxide levels in bunker fuels to be phased in by 2020 and impose more stringent nitrogen oxide emission standards on marine diesel engines, depending on their date of installation. As of, January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. More stringent emission standards will apply in coastal areas designated as Emission Control Areas, such as the United States and Canadian coastal areas designated by IMO. In July 2011, IMO adopted amendments to Annex VI that will further reduce emissions from shipping by imposing mandatory operational and technical measures on new vessels of 400 gross tons or more. These requirements are expected to enter into force on January 1, 2013. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the new Annex VI requirements.

Our LPG carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for LPG carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. All of our LPG carriers have Certificates of Fitness and we intend to obtain such certificates for our newbuildings.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5,000. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The exchange rate between SDRs and U.S. dollars was 1.54 U.S dollars per SDR unit on December 30, 2011. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not been adopted by a sufficient number of states with sufficient tonnage to enter into force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If ballast water treatment requirements become mandatory, the cost of compliance could increase for our vessels although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”)

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

Effective July 31, 2009, the United States Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17,088,000 for double-hulled tank vessels and established a procedure for adjusting the limits every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Although the May 2010 oil spill disaster in the Gulf of Mexico resulted from the explosion of a deepwater drilling rig, legislation has been introduced in both houses of the United States Congress to substantially increase the limits of liability for all vessels.

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

Environmental Regulations—Other Environmental Initiatives

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

On March 23, 2012 the U.S. Coast Guard adopted new ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which will become effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and establish standards for ballast water management systems. The new requirements will be phased in based on the size of the vessel and its next drydocking date and could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. No new treaty was adopted at the December 2010 United Nations Climate Change Conference in Cancun, but agreements were signed extending the deadline for deciding whether to extend the validity of the Kyoto Protocol and requiring developed countries to raise the levels of their emission reductions while assisting less developed countries to do the same. There is pressure to include shipping in any new treaty. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The EU intends to expand its existing emissions trading scheme to vessels, and IMO’s Marine Environment Protection Committee has adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and will apply to new vessels. Currently operating vessels must develop Ship Energy Efficiency Plans. These requirements will enter into force in January 2013 and could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, the American Bureau of Shipping and RINA SpA. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection.

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

Vessels are drydocked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors consisting of approximately 1,200 vessels of varying sizes between 1,000 and 80,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels.

Overall, throughout the LPG sector, approximately 107 newbuildings are on order as of April 1, 2012 and expected to be delivered from 2011 to the end of 2014. In the Handy size vessel sector (3,000 cbm to 8,000 cbm), which is the specific sector which we focus on, as of April 1, 2012, 25 vessels were on order for scheduled delivery over the next three years, while approximately 14% of the vessels in this sector are 20 years or older. As of April 1, 2012, our LPG carrier fleet had an average age of 10.8 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2012, we had the largest single-owned fleet in our sector (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years. We have limited exposure to seasonality with respect to our product carriers as two of them are deployed on fixed rate bareboat charters expiring in the first quarter of 2015 and the third is deployed on a fixed rate bareboat charter expiring in the third quarter of 2012. Similarly, the Aframax crude oil is deployed in a five-year fixed rate bareboat charter that began in July 2010.

C. Organizational Structure

As of December 31, 2011, we are the sole owner of all the outstanding shares of the subsidiaries listed in Note 1 under Item 18 “Financial Statements”.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet see “Item 4. Information on the Company- Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

We have no freehold or material leashold interest in any real property. We lease office space from the Vafias Group. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Incorporated under the laws of the Republic of the Marshall Islands in December 2004, we are involved in providing international seaborne transportation services to LPG producers and users and, with our acquisition of three product carriers and one Aframax tanker, beginning in the first quarter of 2008, we also provide vessels capable of transporting refined petroleum products such as gasoline, diesel, fuel oil, jet fuel and crude oil. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. While our focus remains on the LPG sector, where we continue to be the largest owner of such vessels in our Handysize sector, we made an investment in medium range product carriers in 2008, acquiring two medium range product carriers in the first quarter of 2008 and an additional medium range product carrier in July 2009, and in a crude oil tanker in June 2010 to partially diversify the company’s operations away from being solely reliant on one specific sector.

As of December 31, 2011, our fleet consisted of 33 LPG carriers, three product carriers and an Aframax tanker and, as of April 1, 2012, after having sold one older LPG carrier and taken delivery of one newbuilding LPG carrier, we had a fleet of 33 LPG carriers, three product carriers and one Aframax tanker. We are expecting the delivery of our newbuilding LPG carrier Gas Esco in May 2012 and have entered into an agreement to sell the LPG carrier Gas Kalogeros in May 2012. Once these acquisitions and disposals are completed, assuming no other acquisitions or disposals, our fleet will be composed of 33 LPG carriers with a total capacity of 161,822 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker.

For the years ended December 31, 2011, 2010 and 2009, we owned an average of 37.6 vessels, 38.6 vessels and 42.0 vessels generating revenues of $118.3 million, $111.4 million and $113.0 million, respectively.

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

As of April 20, 2012, eleven of our LPG carriers, the three medium range product carriers and the Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. Of the 22 remaining vessels in our fleet of LPG carriers, as of April 20, 2012, 18 were employed on time charters, with the remaining four vessels deployed in the spot market. As of April 20, 2012, 80% of our anticipated fleet days were covered by period charter contracts for the remainder of 2012 and 55% for 2013. The corresponding forward coverage as of April 20, 2011 was 62% for 2011, and 38% for 2012. During 2011, we arranged 12 new charters of more than 12 months’ duration, thereby increasing our forward coverage. However, we are exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

Share Repurchase Program: On March 22, 2010, the Board of Directors approved a share repurchase program authorizing the purchase of up to $15.0 million of Stealthgas Inc. common shares. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice. During the years ended December 31, 2011 and December 31, 2010, we repurchased 551,646 and 1,205,229 shares, respectively, under this program, approximately 7.9% of the common stock outstanding for a total consideration of $8.6 million. As of April 1, 2012, we had not made any share repurchases in 2012.

A. Operating Results

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. During 2009 and 2010 there was a downturn in market conditions that resulted in a decrease in the number of vessels being contracted under time or bareboat charters as charterers sought to keep their commitments on a shorter term basis. Since the last quarter of 2011, LPG carrier market conditions have improved, and as of April 20, 2012, we had four vessels trading in the spot market. The improvement in market conditions is evident when comparing the level of prevailing one year time charter rate at April 1, 2012 against the prevailing one year time charter rate at April 1, 2011, rates. The average one-year time charter market rate per day for a modern 3,500 cbm vessel in the second quarter of 2012 was $8,717 compared to $8,224 for the same quarter of

2010. Rates remain below highs reached in 2007 and 2008 however, and remain subject to downside risks, including, in the event of increased weakness in the global economy and lower demand for the transport of LPG.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, the two product carriers and the crude oil tanker are deployed on a fixed rate bareboat charters expiring in 2015, which will limit our exposure to fluctuations in charter rates in this sector, while the third product carrier is deployed on a bareboat charter that expires in June 2012. Prevailing market rates in the product carrier segment are below the current charter rate for the vessel coming off charter.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2008, 2009 and 2010 and 2011. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term fixed rate bareboat charters.

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

We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier, product carrier or crude oil tanker charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels to time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) are paid by the charterer. Bunkers (fuel oil) accounted for 64.8% of total voyage expenses for the year ended December 31, 2011, 57.5% for the year ended December 31, 2010 and 48.1% for the year ended December 31, 2009. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2011, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear all of those expenses. As of April 20, 2012, 29 of our 33 LPG carriers and each of our three product carriers and our Aframax tanker were deployed on either time charter or bareboat charter.

Time Charter Equivalent

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE (please refer to “Item 3—Key Information—Selected Consolidated Financial Data” of this Annual Report on Form 20-F). Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels. Our average daily TCE rate was $7,514 for the year ended December 31, 2011, $7,064 for the year ended December 31, 2010 and $6,727 for the year ended December 31, 2009. The reasons for these changes are discussed below under “Results of Operations—Year ended December 31, 2011 compared to the year ended December 31, 2010” and “Results of Operations—Year ended December 31, 2010 compared to year ended December 31, 2009”.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control our fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed, (time, bareboat or spot charter) also affects the operating expenses. For vessels that we deploy on bareboat charters we do not pay for their operating expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During 2011 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays the three technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2011, such compensation was in the aggregate amount of €861,699 (US $1,192,266).

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation & Dry docking

We depreciate our LPG carriers and product carriers on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred that may affect the volatility of our results. During 2011 we dry docked 9 vessels, at a total cost of $3.4 million. We expect that during 2012 our dry docking costs will be lower as fewer vessels are due to be dry docked.

Impairment of Long Lived Assets

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Depreciation is calculated using the straight line method, from the date the vessel was originally built, over an estimated useful life of 25 years for the tankers in our fleet and 30 years for the LPG carriers in our fleet. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton. We review for impairment the carrying value of the vessels whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, as well as performing an annual review on December 31. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. In evaluating useful lives and carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Projected cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and estimates based on historical average rates when there is no charter in place with an annual 2% increase. We also assume an average annual inflation rate of 3% for operating expenses. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support the vessels’ carrying values as of December 31, 2011 and December 31, 2010.

However, during the year ended December 31, 2011, we sold four vessels, the Gas Shanghai, the Gas Czar, the Gas Chios and the Gas Nemesis and based on the agreed sales prices we recorded an aggregate net loss on sales of vessels of $5.65 million. During the year ended December 31, 2010 we sold five vessels, the Gas Natalie, Gas Prophet, Gas Texiana, Gas Prodigy and the Gas Eternity and we recorded a net gain on sale of these five vessels of $1.0 million for the year ended December 31, 2010.

In addition, in December 2011 we entered into an agreement to sell one vessel, the Gas Tiny. The vessel was delivered to its new owners on January 17, 2012. The Company expects to incur a gain from the sale of the vessel of $1.3 million. In February 2012 we entered into an agreement to sell the Gas Kalogeros. The vessel is expected to be delivered to her new owners in May 2012 and we expect to record a gain from the sale of this vessel.

Interest Expense

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, which are described in the “—Credit Facilities” section below. We incur interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are capitalized and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we will enter into to finance or refinance the purchase price of additional vessels as described in the “—Liquidity and Capital Resources” section below.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

The average number of vessels in our fleet was 37.6 in the year ended December 31, 2011 compared to 38.6 in the year ended December 31, 2010.

REVENUES—Voyage revenues for the year ended December 31, 2011 were $118.3 million compared to $111.4 million for the year ended December 31, 2010, an increase of $6.9 million, or 6.2%. The average daily TCE rate for the year ended December 31, 2011 was $7,514, an increase of $450, or 6.4%, compared, to an average daily TCE rate of $7,064 for the year ended December 31, 2010. Total voyage days for our fleet were 13,368 in the year ended December 31, 2011 compared to 13,835 for the year ended December 31, 2010 due to the decrease in the average number of vessels in our fleet. Of the total voyage days in 2011, 10,455, or 78.2%, were either time charter or bareboat charter days and 2,913, or 21.8%, were spot charter days. This compares to 10,327, or 74.6%, time or bareboat charter days and 3,508, or 25.4%, spot charter days in 2010. Our fleet utilization was 97.5% and 98.3% for the years ended December 31, 2011 and December 31, 2010, respectively. Despite the decrease in the average number of vessels in our fleet, revenues increased in 2011 due primarily to the higher prevailing charter rates.

VOYAGE EXPENSES—Voyage expenses were $17.8 million for the year ended December 31, 2011 and were $13.7 million for the year ended December 31, 2010, an increase of $4.1 million, or 29.9%. These consisted largely of bunker charges in the amount of $11.6 million for 2011 compared to bunker charges in the amount of $7.9 million for the year ended December 31, 2010, an increase of $3.7 million, due to the increased level of prevailing bunker prices. Voyage expenses also included port expenses of $2.2 million for the year ended December 31, 2011 compared to $2.7 million for the year ended December 31, 2010, a decrease of $0.5 million and commissions to third parties which were $1.8 million for the year ended December 31, 2011, $0.2 million higher than the $1.6 million for the year ended December 31, 2010.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $36.6 million for the year ended December 31, 2011 and were $38.3 million for the year ended December 31, 2010, a decrease of $1.7 million, or 4.4%. The main reason behind this decrease is the reduction in crew wages and related costs that were $22.0 million for the year ended December 31, 2011 compared to $24.0 million for the year ended December 31, 2010, since more vessels operated under bareboat charters in the year ended December 31, 2011 whereby the charterers pay for costs related to crewing. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.8 million in the year ended December 31, 2010 to $5.9 million in the year ended December 31, 2011, while repairs and maintenance costs were $4.9 million in the year ended December 31, 2011 compared to $4.8 million for the year ended December 31, 2010.

DRY DOCKING COSTS—Dry docking costs were $3.4 million for the year ended December 31, 2011 and were $2.7 million for the year ended December 31, 2010, an increase of $0.7 million, or 25.9%. Dry docking costs increased due to an increase in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2011 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2010. For the year ended December 31, 2011, nine vessels were dry docked compared to six vessels for the year ended December 31, 2010.

MANAGEMENT FEES—Management fees were $4.8 million for the year ended December 31, 2011 and were $5.2 million for the year ended December 31, 2010, a decrease of $0.4 million or 7.7%. For the year ended December 31, 2011, out of 13,716 total calendar days, 9,430, or 68.8%, related to vessels under time or spot charter while out of a total calendar days of 14,075 in 2010, 10,632, or 75.5%, related to vessels under time or spot charter. Accordingly, both the total number of calendar days and the number of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, decreased in 2011 from 2010. As a result of the above, the management fees decreased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $2.6 million for the year ended December 31, 2011 and were $3.0 million for the year ended December 31, 2010, a decrease of $0.4 million, or 13.3%. No stock grants, bonuses or salary increases were made during the years ended December 31, 2010 and December 31, 2011.

DEPRECIATION—Depreciation expenses for the 37.6 average number of vessels in our fleet for the year ended December 31, 2011 were $27.6 million compared to $26.6 million for the 38.6 average number of vessels in our fleet for the year ended December 31, 2010, an increase of $1.0 million, or 3.76%.

NET GAIN/LOSS ON SALE OF VESSELS—Following the sale of four vessels, the Gas Shanghai, Gas Chios, Gas Czar and the Gas Nemesis, we recorded a net loss on the sale of these four vessels for the year ended December 31, 2011 of $5.7 million. This compares to the sale of five vessels for the year ended December 31, 2010, the Gas Natalie, Gas Prophet, Gas Texiana, Gas Prodigy and the Gas Eternity, whereby we recorded a net gain of $1.0 million.

INTEREST AND FINANCE COSTS, NET—Net interest and finance costs were $8.5 million for the year ended December 31, 2011 and were $7.7 million for the year ended December 31, 2010, an increase of $0.8 million, or 10.4%. This resulted primarily from an increase in the average debt outstanding from $334.2 million during the year ended December 31, 2010 to $354.0 million in the year ended December 31, 2011. The average interest rate including margin increased to 2.23% for the year ended December 31, 2011, compared to 2.20% for the year ended December 31, 2010.

LOSS ON DERIVATIVES—For the years ended December 31, 2011 and December 31, 2010, we incurred a loss on derivatives of $2.9 million and $6.1 million, respectively. The loss on derivatives for the year ended December 31, 2011 consists of a cash gain on our foreign currency forward contracts denominated in Japanese Yen totaling $6.3 million due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2011, a cash loss of $5.5 million on interest rate swaps due to the continuous low interest rate environment with the floating rates we receive under the swap agreements decreasing below the fixed rates we pay under the same agreements and a non-cash loss of $3.7 million due to the change in the fair values of our interest rate swaps and foreign currency contracts. The interest rate swap agreements’ fair value is recorded in our balance sheet as a liability and the foreign currency contracts as an asset.

INTEREST INCOME—Interest income was $0.1 million for the year ended December 31, 2011, compared to $0.3 million for the year ended December 31, 2010, a decrease of $0.2 million, related to lower deposit rates achieved on cash balances and lower average cash balances on deposit throughout the year ended December 31, 2011 compared to the year ended December 31, 2010.

FOREIGN EXCHANGE GAIN—For the year ended December 31, 2011, we incurred a foreign exchange gain of $0.1 million. For the year ended December 31, 2010, we incurred a foreign exchange gain of $1.5 million. The $1.5 million gain resulted primarily from revaluation of Yen deposits that we held during the year ended December 31, 2010, that were accumulated through several foreign exchange swap transactions the Company had previously entered into.

NET INCOME—As a result of the above factors, we recorded a net income of $8.5 million for the year ended December 31, 2011, compared to net income of $11.1 million for the year ended December 31, 2010.

Year ended December 31, 2010 compared to the year ended December 31, 2009

The average number of vessels in our fleet was 38.6 in the year ended December 31, 2010 compared to 42.0 in the year ended December 31, 2009.

REVENUES—Voyage revenues for the year ended December 31, 2010 were $111.4 million compared to $113.0 million for the year ended December 31, 2009, a decrease of $1.6 million, or 1.4%. The average daily TCE rate for the year ended December 31, 2010 was $7,064, an increase of $337, or 5.0%, compared, to a daily TCE rate of $6,727 for the year ended December 31, 2009. Total voyage days for our fleet were 13,835 in the year ended December 31, 2010 compared to 15,240 for the year ended December 31, 2009 due to the decrease in the average number of vessels in our fleet. Of the total voyage days in 2010, 10,327, or 74.6%, were either time charter or bareboat charter days and 3,508, or 25.4%, were spot charter days. This compares to 12,276, or 80.6%, time or bareboat charter days and 2,964, or 19.4%, spot charter days in 2009. Our fleet utilization was 98.3% and 99.4% for the years ended December 31, 2010 and December 31, 2009, respectively. Despite the increase in the daily charter rate for the year ended December 31, 2010 compared to the year ended December 31, 2009, revenues declined slightly in 2010 due primarily to the decreased number of vessels we operated during the year and the corresponding decrease in voyage days, offset in part by slightly higher prevailing charter rates.

VOYAGE EXPENSES—Voyage expenses were $13.7 million for the year ended December 31, 2010 and were $10.5 million for the year ended December 31, 2009, an increase of $3.2 million, or 30.5%. These consisted largely of bunker charges in the amount of $7.9 million for 2010 compared to bunker charges in the amount of $5.1 million for the year ended December 31, 2009, an increase of 54.9%, due to the increased level of spot market days undertaken by the Company’s fleet for the year ended December 31, 2010 compared to the year ended December 31, 2009. Voyage expenses also included port expenses of $2.7 million for the year ended December 31, 2010 compared to $2.0 million for the year ended December 31, 2009, an increase of 35.0% and commissions to third parties which were $1.6 million for the year ended December 31, 2010 compared to $1.7 million for the year ended December 31, 2009, a decrease of 5.9%. The increase in voyage expenses for the year ended December 31, 2010 compared to the year ended December 31, 2009 reflects primarily the steep increase in the number of spot voyages undertaken by the Company’s fleet during the year ended December 31, 2010 compared to the year ended December 31, 2009.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $38.3 million for the year ended December 31, 2010 and were $38.0 million for the year ended December 31, 2009, an increase of $0.3 million, or

0.8%. Crew wages and related costs were $24.0 million for the year ended December 31, 2010 compared to $23.7 million for the year ended December 31, 2009. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.6 million in the year ended December 31, 2009 to $5.8 million in the year ended December 31, 2010, while repairs and maintenance costs were $4.8 million in the year ended December 31, 2010 compared to $4.6 million for the year ended December 31, 2009.

DRY DOCKING COSTS—Dry docking costs were $2.7 million for the year ended December 31, 2010 and were $1.3 million for the year ended December 31, 2009, an increase of $1.4 million, or 107.7%. Dry docking costs increased due to a net increase in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2010 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2009. For the year ended December 31, 2010, six vessels were dry docked compared to three vessels for the year ended December 31, 2009.

MANAGEMENT FEES—Management fees were $5.2 million for the year ended December 31, 2010 and were $5.2 million for the year ended December 31, 2009. For the year ended December 31, 2010, out of a total calendar days of 14,075, 10,632, or 75.5%, related to vessels under time or spot charter while out of a total calendar days of 15,335 in 2009, 10,425, or 68.0%, related to vessels under time or spot charter. Accordingly, while the percentage of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to the percentage of bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2010 from 2009, the total number of calendar days for the fleet decreased due to the lower number of vessels under our ownership. As a result of the above, the management fees remained flat.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $3.0 million for the year ended December 31, 2010 and were $3.6 million for the year ended December 31, 2009, a decrease of $0.6 million, or 16.7%, mainly due to a decrease of $0.4 million in stock based compensation expense as part of the equity compensation awards that were given during 2007 and 2008. No stock grants, bonuses or salary increases were made during the years ended December 31, 2009 and December 31, 2010.

DEPRECIATION—Depreciation expenses for the 38.6 average number of vessels in our fleet for the year ended December 31, 2010 were $26.6 million compared to $26.8 million for the 42.0 average number of vessels in our fleet for the year ended December 31, 2009, a decrease of $0.2 million, or 0.7%.

NET GAIN ON SALE OF VESSELS—Following the sale of five vessels, the Gas Natalie, Gas Prophet, Gas Texiana, Gas Prodigy and the Gas Eternity, we recorded a net gain on the sale of these five vessels for the year ended December 31, 2010 of $1.0 million. This compares to the sale of two vessels, the Gas Sophie and the Gas Fortune, in 2009, whereby we recorded a net loss of $0.8 million.

IMPAIRMENT LOSS ON FUTURE SALE OF VESSELS—For the year ended December 31, 2009, we recorded an impairment loss of $9.9 million related to the sale of four vessels which were agreed and subject to a Memorandum of Agreement signed in the year ended December 31, 2009 but with the delivery of these vessels to take place in the year ending December 31, 2010. The Gas Natalie was delivered to her new owners on January 15, 2010, the Gas Prophet was delivered to her new owners on March 16, 2010, the Gas Texiana (ex Birgit Kosan) was delivered to her new owners on April 6, 2010 and the Gas Eternity was delivered to her new owners on May 6, 2010. For the year ended December 31, 2010 no impairment loss was recorded.

FORFEITURE OF VESSEL DEPOSIT AND CONTRACT TERMINATION FEES—On June 25, 2008 we signed a Memorandum of Agreement to acquire a resale medium range product carrier to be named, upon her delivery, the Stealth Argentina. A deposit of $5.75 million was placed upon the signing of this agreement. During the year ended December 31, 2009 certain technical defects in the specifications of the vessel became apparent to the Company and it sought to renegotiate the Memorandum of Agreement with the seller of the vessel. These negotiations were conducted during the course of 2009 and in December 2009 an agreement was reached whereby the Memorandum of Agreement to purchase the vessel would be cancelled and we would pay, along with the forfeiture of the $5.75 million paid in June 2008, a further fee of $10.75 million to the sellers. The total amount paid by us was $16.5 million made up of the deposit of $5.75 million and four further payments paid at the end of April 2010, July 2010, October 2010 and January 2011 in the amount of $2.7 million each and was recorded as a loss in 2009. As of June 1, 2011, all payments related to this agreement had been made.

INTEREST AND FINANCE COSTS, NET—Net interest and finance costs were $7.7 million for the year ended December 31, 2010 and were $9.1 million for the year ended December 31, 2009, a decrease of $1.4 million, or 15.4%. This resulted primarily from a reduction in LIBOR rates on our bank debt. The average interest rate including margin decreased to 2.20% for the year ended December 31, 2010, compared to 2.59% for the year ended December 31, 2009.

LOSS ON DERIVATIVES—For the years ended December 31, 2010 and December 31, 2009, we incurred a loss on derivatives of $6.1 million and $5.5 million, respectively. The loss on derivatives for the year ended December 31, 2010 is made up of a cash loss of $6.1 million on interest rate swaps, a non-cash loss of $1.8 million due to the change in fair value of our interest rate swaps and a non-cash gain on the change in fair value of our foreign currency forward contracts denominated in Japanese Yen totaling $1.8 million. The non-cash gain of our Japanese Yen denominated foreign currency forward contracts was due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2010. Generally, the fair value of our interest rate swap agreements increased as of December 31, 2010 compared to December 31, 2009 as a result of increased forward interest rates.

INTEREST INCOME—Net interest income was $0.32 million for the year ended December 31, 2010, compared to $0.25 million for the year ended December 31, 2009, an increase of $0.07 million, or 28.0%, related to higher deposit rates achieved on cash balances despite lower average cash balances on deposit throughout the year ended December 31, 2010 compared to the year ended December 31, 2009.

FOREIGN EXCHANGE LOSS—For the year ended December 31, 2010, we incurred a foreign exchange gain of $1.5 million. For the year ended December 31, 2009, we incurred a foreign exchange loss of $0.3 million. This $1.8 million improvement resulted primarily from revaluation of yen deposits on December 31, 2010, that were accumulated through several foreign exchange swap transactions the Company had previously entered into.

NET INCOME—As a result of the above factors, we recorded a net income of $11.1 million for the year ended December 31, 2010, compared to a net loss of $13.3 million for the year ended December 31, 2009

B. Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of $43.5 million and $7.0 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales. We have not raised capital through an equity offering since our follow-on public offering in the third quarter of 2007. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt, implement our share repurchase program and fund working capital requirements.

Our liquidity needs, as of December 31, 2011 through the end of 2012, primarily relate to the purchase of the two LPG newbuilding carriers for which we have scheduled future payments through the delivery of the final contracted vessel during 2012 aggregating $40.0 million, based on the USD/JPY exchange rate as of March 30, 2012, and installment payments on our outstanding indebtedness. We paid the remaining purchase price $17.6 million for one of these newbuilding LPG carriers, which was delivered to us in January 2012, with borrowings under our Nord LB credit facility. We expect to fund the remaining acquisition cost of the one LPG carrier with bank debt and cash generated from operations. As of December 31, 2011, our aggregate debt outstanding was $351.1 million, of which $34.0 million was payable within 12 months.

We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, that may restrict our ability to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

Of our fleet of 37 vessels as of April 1, 2012, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Catterick, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

On January 17, 2012, we sold the LPG carrier Gas Tiny for an aggregate amount of $2.4 million. On February 29, 2012, an amount of $0.8 million was used to repay the indebtedness on the vessel Gas Tiny. As of April 1, 2012, we had agreed to sell the LPG carrier Gas Kalogeros for an aggregate amount of $16.8 million. The vessel Gas Kalogeros is expected to be delivered to her new owners in May 2012. Part of the net proceeds from this sale will be used to repay the existing indebtedness secured by the mortgage on this vessel. The amount to be repaid will be determined at the time of the vessel delivery.

In 2009, we entered into a cash conservation approach, which included our cost containment strategy and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the general uncertainties in the global economy. Along with the cessation of dividend payments, we have also decided as of December 31, 2009, 2010 and 2011 not to pay any bonuses to management and no accrual nor payments were made for bonuses for the three months ended March 31, 2012. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice. As of December 31, 2011, 1.8 million common shares had been repurchased at an aggregate cost of $8.5 million. During 2012, no further share purchases had been made as of April 1, 2012.

Cash Flows

Net cash provided by operating activities—was $42.4 million for the year ended December 31, 2011, $27.8 million for the year ended December 31, 2010, and $48.3 million for the year ended December 31, 2009. This represents the net amount of cash, after expenses, generated by chartering our vessels. Stealth Maritime, on our behalf, pays for the operating expenses of our vessels and gets reimbursed by us. The increase in net cash provided by operating activities was mainly due to the increase in revenues generated by operations despite the increase in expenses, mainly voyage expenses. During 2010 we also paid $8.1 million related to the cancellation of the purchase of the Stealth Argentina that was agreed upon during 2009, while during 2011 the last payment installment was made relating to the cancellation of $2.7 million.

Net cash used in investing activities—was $31.6 million for the year ended December 31, 2011 and $33.2 million for the year ended December 31, 2010. During 2011 we sold four vessels, the Gas Shanghai, the Gas Chios, the Gas Czar and the Gas Nemesis, with net proceeds of $25.0 million. Outflows of $43.8 million reflect payments on the delivery from the yard of the Gas Cerberus, the Gas Elixir and Gas Myth and

$11.2 million installments paid to the yard with respect to the two remaining newbuilding LPG carriers, the Gas Husky and the Gas Esco. During 2010, we sold five vessels, the Gas Prophet, the Gas Texiana, the Gas Prodigy, the Gas Eternity and the Gas Natalie, with net proceeds of $37.1 million. Outflows of $57.1 million and $13.8 million reflect the acquisition of the Spike and yard installments for the five newbuilding LPG carriers. For the year ended December 31, 2009, net cash used in investing activities was $101.6 million, reflecting the $11.7 million proceeds from the sales of two vessels and the acquisition of four vessels totaling $106.1 million, plus $12.0 million paid as installment payments on the five newbuilding LPG carriers. The above four vessels acquired in 2009 were financed by a combination of $88.2 million of bank facilities and $17.9 million of cash on hand.

Net cash provided by financing activities—was $3.0 million for the year ended December 31, 2011 consisting mainly of $49.4 million of finance proceeds for the delivery of the Gas Elixir, Gas Cerberus and Gas Myth, $2.2 million paid for stock repurchases and $43.4 million of loan repayments under the current credit facilities. While for the year ended December 31, 2010, $10.6 million were used in financing activities, reflecting $45.0 million of finance proceeds under the DnB Nor loan agreement for the purchase of the Spike, $6.3 million paid for stock repurchases under the stock repurchase plan and $45.7 million in loan repayments under the existing facilities including $14.4 million of loan repayments due to sale of four vessels securing such debt. For the year ended December 31, 2009, net cash provided by financing activities was $55.4 million reflecting $88.2 million of borrowings to fund the acquisition of three vessels, offset by $26.0 million in loan repayments and $4.2 million of dividends paid to stockholders.

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

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $351.1 million, as of December 31, 2011 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Lender	Outstanding Principal Amount	Maturity	Repayment Installments	Mortgaged Vessels
BNP PARIBAS	$27.30 million	Due May 2016	Quarterly installments of $1.00 million plus a balloon payment of $9.30 million payable together with the final installment.	Sir Ivor, Lyne, Gas Tiny, Gas Kaizen, Gas Shanghai, Gas Emperor, Gas Ice, Gas Arctic, Gas Amazon

DNB NOR BANK ASA	$46.83 million	Due March 2016	Semi-annual payments of $3.20 million, plus a balloon payment of $20.50 million payable together with the final installment.	Gas Marathon, Gas Sincerity, Gas Cathar, Gas Legacy, Gas Monarch, Gas Flawless, Gas Premiership

Lender	Outstanding Principal Amount	Maturity	Repayment Installments	Mortgaged Vessels

DNB NOR BANK ASA	$3.18 million	Due June 2016	Semi-annual installments of $0.24 million plus a balloon payment of $1.05 million payable together with the final installment.	Gas Pasha
SCOTIABANK	$34.60 million	Due June 2015 Due December 2017	$3.80 million is repayable in semi-annual installments of $0.34 million, plus a balloon payment of $1.45 million payable together with the final installment. $30.80 million is repayable, in semi-annual installments of $1.54 million each, plus a balloon payment of $12.30 million payable together with the last installment.	Gas Icon, Navig8 Fidelity

NATIONAL BANK OF GREECE	$27.42 million	Due Nov 2020	Semi-annual installments of $0.97 million each plus a balloon payment of $9.97 million payable together with the last installment.	Gas Defiance, Gas Shuriken

DEUTSCHE BANK	$29.38 million	Due Feb 2020	Quarterly installments of $0.625 million and a balloon payment of $9.38 million.	Navig8 Faith

EMPORIKI BANK	$24.29 million	Due Oct 2020	Semi-annual installments of $0.86 million, plus a balloon payment of $8.8 million, payable together with the last installment.	Gas Sikousis, Gas Kalogeros

Lender	Outstanding Principal Amount	Maturity	Repayment Installments	Mortgaged Vessels

DVB BANK	$26.13 million	Due Apr 2014 Due Jul 2014	$15.12 million is repayable in quarterly installments of $0.41 million each, plus a balloon payment of $10.99 million payable together with the last installment. $11.00 million is repayable, in quarterly installments of $0.22 million each, plus a balloon payment of $8.63 million payable together with the last installment.	Gas Astrid, Gas Exelero, Chiltern
NIBC BANK	$19.59 million	Due Jul 2014	Semi-annual installments of $1.08 million and a balloon payment of $13.12 million payable together with the last installment.	Gas Haralambos, Gas Spirit

EFG EUROBANK—ERGASIAS	$23.85 million	Due Jul 2019	One quarterly installment of $0.60 million and thirty quarterly installments of $0.39 million and a balloon payment of $11.55 million payable together with the last installment.	Alpine Endurance

DNB NOR BANK ASA	$40.75 million	Due Oct 2016	Quarterly installments of $0.85 million each and a balloon payment of $24.6 million.	Spike, Gas Zael

DVB BANK	$47.75 million	Due Mar 2018 Due Apr 2018 Due Sept 2018

$31.90 million is repayable in quarterly installments of $0.55 million each, plus a balloon payment of $17.60 million payable together with the last installment. $15.85 million is repayable, in quarterly installments of $0.28 million each, plus a balloon payment of $8.70 million payable together with the last installment.

Gas Elixir, Gas Cerberus, Gas Myth

As of April 1, 2012, three of our 37 vessels, the Gas Crystal, the Gas Evoluzione and the Catterick, were unencumbered. Other than amounts to be drawn down under our NORD/LB Bank credit facility for the partial financing of one of our LPG vessels under construction, the Gas Esco, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities as of April 1, 2012.

On March 1, 2011, we entered into a credit facility with NORD/LB Bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco and Gas Husky, in an amount equal to (i) the lesser of $42,000,000 or 70% of the vessels’ charter free market value at the time of delivery or (ii) the lesser of $45,000,000 or 75% of the vessel’s charter free market value if at the time of their delivery we have arranged for a two-year charter for both vessels. On January 12, 2012 we drew down the first tranche of $21.75 million with respect to the delivery of Gas Husky. The total facility is repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment. The term loan’s interest rate is LIBOR plus a margin. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. The facility contains similar financial covenants as those contained in our other credit facilities and a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under the loan of 125%, other than during the first three years after both tranches of the loan have been drawn, when this required ratio will be 120%.

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

In addition, our loan agreement with BNP Paribas Bank requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank and Deutsche Bank each require us to maintain a cash balance equivalent to $200,000 for each vessel mortgaged to Scotiabank or Deutsche Bank, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent to $800,000 with Emporiki Bank at all times our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent to $200,000 with EFG Eurobank at all times; our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank at all times and maintain a free cash balance of $10,000,000.

Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow generally on a rolling 12 months basis.

As of December 31, 2010, we were in breach of the value maintenance clause in our loan facility with Deutsche Bank and we obtained a waiver of the above covenant breach. In connection with this waiver agreement, which reduced the value maintenance requirement from 125% to 110% through March 31, 2012, we agreed to make a repayment on the outstanding balance of the credit facility of $1.5 million in May 2011 and to maintain a minimum charter hire rate level for the vessel mortgaged under the loan facility. We and Deutsche Bank agreed to a reduction in the margin from the higher margin level agreed in connection with previous waiver agreements. As of December 31, 2011, the Company was in compliance with the original covenants or had waivers amending the original covenants such that it was in compliance. As described above, under the Deutsche Bank facility, under which a total of $29.3 million was outstanding as of December 31, 2011, the Company had obtained a waiver until March 31, 2012 reducing the required loan to value ratio to 110%. Upon waiver expiry on March 31, 2012, the Company is not in compliance with the loan to value ratio. Management has the intention and ability to cure this breach and as a result the Company may be required prepay debt or to provide additional collateral to its lenders in the form of cash in order to regain compliance with this covenant in the total amount of approximately $2.0 million which has been classified as restricted cash as of December 31, 2011.

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

C. Research and Development, Patents and Licenses

None

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter rates are determined by the underlying balance in demand and supply for our vessels. Demand for LPG transportation is influenced by various global economic factors and trade patterns, while the supply is primarily a factor of the fleet growth, determined by the number of vessels in the orderbook entering the fleet and the number of vessels exiting the fleet, primarily sold for demolition. As a result, the LPG shipping sector has been a highly cyclical industry experiencing volatility in charter hire rates and vessel values.

After increasing throughout 2007 and into 2008, charter rates for Handy size LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there was some improvement beginning late in 2010 and through 2011, rates remain below levels reached in 2007 and 2008 and could again decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in our core sector of 3,000 to 8,000 cbm Handy size LPG Carriers is expected to be limited in 2012 and 2013.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past two years and the global financial conditions credit to finance vessel acquisitions has become more scarce. Companies in the shipping sector generally depend on credit facilities, among other, to finance their acquisitions. Scarcity of credit facilities may impede our ability to grow our fleet. As of April 1, 2012 we have one vessel to acquire that is currently under construction and has committed financing in place.

Please see “Item 3. Key Information—D. Risk factors” for a discussion of the material risks inherent in our business.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

Contractual obligations as of December 31, 2011 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2012)	1-3 years (2013-2014)	3-5 years (2015-2016)	More than 5 years (After January 1, 2017)
Long-term debt obligations(1)	$351,068	$33,959	$99,209	$105,125	$112,775
Interest on principal amounts outstanding(1)(2)	44,602	7,962	14,106	12,453	10,081
Management fees(3)	6,345	4,321	2,024	—	—
Operating lease(4)	44	44	—	—	—
Vessel purchase agreements	43,108	43,108	—	—	—

Total	$445,167	$89,394	$115,339	$117,578	$122,856

(1)	Does not include $21.8 million drawn down under our Nord LB credit facility upon delivery to us of the newbuilding LPG carrier, Gas Husky on January 18, 2012.
(2)	Based on assumed LIBOR rates of 0.4681% for 2012, 0.5936% for 2013, 0.9533% for 2014, 1.5325% for 2015, 2.1245% for 2016 and 2.6784% thereafter, and the effect of our interest rate swap arrangements.
(3)

Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter. We will also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf.

(4)	The amount related an operating lease for a motor vehicle. The lease expires on December 2012. The cost is €34,200 per year.

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

Impairment of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations.

Despite the apparent steadiness in the values of our core fleet, the decline in global economy was considered to be an indicator of potential impairment. Therefore, as of December 31, 2011, we performed the step one, undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

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

Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2011 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

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

Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors in 2008 and 2009, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares recognized over the vesting period on a straight-line basis over the requisite service period for each separately portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). No events or circumstances occurred in 2011 that would require us to revise estimates related to stock-based compensation and such revisions are not expected to occur in the future.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2012, information for each of our directors and senior managers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	34	President, Chief Executive Officer and Class III Director	2004	2012
Michael G. Jolliffe	62	Chairman of the Board, Class II Director	2004	2013
Lambros Babilis	44	Deputy Chairman and Class I Director	2007	2014
Markos Drakos	52	Class III Director	2006	2012
John Kostoyannis	46	Class II Director	2010	2013
Konstantinos Sistovaris	34	Chief Financial Officer	—	—

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

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and tele marketing. Mr Jolliffe is Deputy Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr Jolliffe is also a director of InternetQ, a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc a gold and copper mining company quoted on the London AIM market.

Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis was the Technical Manager of Stealth Maritime Corporation from 2006 until 2011 when he became the Chief Operating Officer, and has worked for the Vafias Group since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the

Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

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

B. Compensation of Directors and Senior Management

Beginning February 2006, the Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. In addition, we reimbursed Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. The aggregate of such compensation for 2011, 2010 and 2009 was $1.19 million, $1.31 million and $1.27 million, respectively.

Our executive officers are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” On August 14, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, which vested ratably over a period ending on October 1, 2009. On November 20, 2007, we awarded 100,000 restricted shares to our Chief Executive Officer, which vested ratably over a three year period ending on October 31, 2010.

On August 14, 2007 and November 20, 2007, we also awarded a total of 24,000 restricted shares to our non-employee directors that vested ratably over a period ending October 31, 2010 of which 667 shares were forfeited due to Mr. Thanassis Martinos resignation from the Board of Directors prior to the vesting date of such shares. On March 18, 2008, we awarded 9,396 restricted shares to our Deputy Chairman and Executive Director, Mr. Lambros Babilis, of which 7,047 vested as of December 31, 2010 and the remaining 2,349 vested on March 18, 2011.

We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2009, 2010, and 2011.

C. Board Practices

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

At December 31, 2011 and April 1, 2012, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

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

During the fiscal year ended December 31, 2011, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2011 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2012 and in 2013. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Konstantinos Sistovaris, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Corporate Governance.”

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2012, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent.

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

D. Employees

As of December 31, 2011, 287 officers and 296 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

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

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In addition to awards to our executive officers and directors described above, on March 18, 2008, under the Plan, we awarded 9,396 restricted shares of our common stock to Mr. Babilis, our Deputy Chairman and Executive

Director, and 16,609 restricted shares of our common stock to certain employees of our manager who provide services to us and such employees were treated as non-employees for stock-based compensation purposes. No awards were given under the Plan for the years ended December 31, 2009, December 31, 2010 and December 31, 2011. As of April 1, 2012, 250,005 shares of our common stock had been granted under the Plan since its adoption in 2005.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2012 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2012 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 20,552,568 shares of common stock outstanding as of April 1, 2012. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	19.5%
Castor Investment Company(2)	2,003,000	9.7%
Zesiger Capital Group LLC(3)	1,874,000	9.1%

Executive Officers and Directors
Harry N. Vafias(1)	4,200,000	20.4%
Konstantinos Sistovaris	1,789	*
Michael G. Jolliffe	12,000	*
Lambros Babilis	9,396	*
Markos Drakos	8,000	*
John Kostoyannis	—	—%
All executive officers and directors as a group (6 persons)	4,231,185	20.6%

*	Less than 1%.

(1)

According to Amendment No. 2 to a Schedule 13G jointly filed with the SEC on July 27, 2009 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,200,000 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.

(2)	According to Schedule 13G filed with the SEC on February 15, 2012 with respect to the 2,003,000 shares owned by Castor Investment Company, Mr. Constantinos Tsaousoglou has sole voting and dispositive power.
(3)

According to Amendment No. 4 to Schedule 13G filed with the SEC on February 01, 2012, Zesiger Capital Group LLC beneficially owns 1,874,000 shares of common stock and has sole voting power with respect to 1,548,000 such shares and sole dispositive power with respect to all such shares. The shares of common stock are owned of record by clients of Zesiger Capital Group LLC, an investment advisor.

According to a Schedule 13G filed with the SEC on February 16, 2010, The Bessemer Group, Incorporated (“BGI”), as a parent holding company, and Bessemer Trust Company, N.A. (“BTNA”), Bessemer Investment management LLC (“BIM”) and Old Westbury Real Return Fund (the “Old Westbury Fund”) beneficially owned an aggregate of 2,194,200 shares or 10.4% of our common stock. Furthermore, according to Amendment No.2 to Schedule 13G filed with the SEC on February 14, 2011, BGI owned 0 shares of our common stock.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 3, 2012, we had approximately 19 shareholders of record. Seven of the stockholders of record were located in the United States and held in the aggregate 15,903,230 shares of common stock representing approximately 77.4% of our outstanding shares of common stock. However, the seven United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 15,897,092 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On March 22, 2010 our Board of Directors approved a repurchase programme of our common stock of up to $15.0 million. There is no fixed time period for this repurchase programme. As at April 1, 2012, 1,756,875 common shares had been repurchased of which 551,646 were held as treasury stock. The Company may discontinue this programme at any time.

B. Related Party Transactions

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

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime subcontracts the technical management of some of our LPG carriers to Brave Maritime.

Management and Other Fees

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. Under the management agreement Stealth Maritime may subcontract certain of its obligations.

In the year ended December 31, 2011, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the Amended Management Agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2009, 2010 and 2011 were $5.2 million, $5.2 million, and $4.8 million respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period we are charged $500 for each additional day. In the year ended December 31, 2011 we paid $0.2 million related to onboard supervision.

We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2009, 2010, and 2011, total brokerage commissions of 1.25% amounted to $1.4 million, $1.4 million and $1.5 million respectively, and were included in voyage expenses. For the years ended December 31, 2009, 2010 and 2011, the amounts of $0.6 million, $0.6 million and $0.6 million respectively, were capitalized to the cost of the vessels.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2011, such compensation was in the aggregate amount of US $1,192,266. During the year ended December 31, 2010, such compensation was in the aggregate amount of US $1,311,363. During the year ended December 31, 2009, such compensation was in the aggregate amount of US $1,267,981.

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

Office Space

We lease office space from the Vafias Group. In the years ended December 31, 2010 and 2011, we made lease payments of $55,214 and $57,850 respectively. The lease expired on January 3, 2012 and was renewed for two years at a rate of €58,800 per year.

Vessel Acquisition and Charters

On June 4, 2010, we entered into a memorandum of agreement to acquire from an affiliated entity an under construction Aframax crude oil tanker named “Spike” (formerly “Hull No 1757”) for $56.5 million which was delivered to us on July 27, 2010.

The acquisition price for this vessel was set at the average of the assessed value of the acquired vessel by two unaffiliated international sale and purchase brokers.

In April 2012 we entered into time charter agreements with an affiliated entity for the vessels Alpine Endurance and Gas Esco. The Alpine Endurance charter will commence in June, upon its delivery from the current charterer. The duration of the charter is four years and there is an option to extend the charter for an additional year. The daily charter rate is $15,800 for the firm period and $17,000 for the optional period. The charter for the Gas Esco will commence upon the vessel’s delivery from the yard in May 2012 and its duration is five years with a daily charter rate of $11,100. Both transactions have been approved by our Audit Committee and Board of Directors.

C. Interest of Experts and Counsel

Not applicable

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 20 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy. We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2006, 2007 and 2008, and paid a dividend of $0.1875 per share in March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weakening market conditions in the international shipping industry and to preserve the Company’s liquid cash resources.

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

Under the terms of our existing credit facilities, we are permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends.”

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

	High	Low
Year Ended December 31, 2006	14.79	10.90
Year Ended December 31, 2007	18.98	11.50
Year Ended December 31, 2008	17.67	2.72
Year Ended December 31, 2009	7.50	4.15
Year Ended December 31, 2010	7.99	4.05
Year Ended December 31, 2011
2010
First Quarter	6.40	4.61
Second Quarter	5.64	4.62
Third Quarter	4.88	4.05
Fourth Quarter	7.99	4.35
2011
First Quarter	8.37	5.76
Second Quarter	6.87	4.15
Third Quarter	4.74	3.62
Fourth Quarter	4.25	3.60
October 2011	4.25	3.60
November 2011	4.25	3.61
December 2011	4.06	3.84
2012
First Quarter	6.20	4.00
January 2012	4.56	4.00
February 2012	4.80	4.28
March 2012	6.20	4.74
April 2012 (through April 25, 2012)	6.29	5.41

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2006 and December 31, 2011, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2006. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 21,104,881 shares were issued and 20,552,568 outstanding and fully paid as of December 31, 2011, and 5,000,000 shares of blank check preferred stock, $0.01 par value per share, none of which were issued and outstanding as of December 31, 2011 and April 1, 2012.

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

B. Articles of Incorporation and Bylaws

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

C. Material Contracts

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

Amended and Restated Management Agreement. Amended and Restated Management Agreement dated as of June 20, 2005, as amended by Addendum No. 1 thereto dated as of January 1, 2007, between the Company and Stealth Maritime S.A. for an initial term expiring June 20, 2010. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12-month periods. No such notice has been given, and accordingly this agreement will extend to June 2013. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a fixed management fee of $440 per day per vessel operating under a voyage or time charter and $125 per vessel per day for any vessel on bareboat charter, in advance on a monthly basis, pro rated for the calendar days we own the vessels. We are also obligated to pay Stealth Maritime a fixed fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor.

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

For a description of our credit facilities, including the financial covenants contained therein, please see “Item 5. Operating and Financial Review and Prospects—Credit Facilities” and Note 11 to our consolidated financial statements included elsewhere in this annual report.

For a description of vessel acquisition agreements and charters between us and certain affiliated entities, please see “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions-Vessel Acquisition and Charters.”

D. Exchange Controls and Other Limitations Affecting Stockholders

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

E. Tax Considerations

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

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2011.

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

We do not believe that we were a PFIC for 2011. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2011. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2011 or a subsequent year. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2012 or any future taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2011, 2012 and 2013.

Counterparty	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (StealthGas pays)		Floating Rate (StealthGas Receives)	Notional Amount December 31, 2011	Notional Amount December 31, 2012	Notional Amount December 31, 2013
FORTIS-BNP	May 30, 2007	May 30, 2016	$22.5 million	4.55	%(1)	3 month U.S. dollar LIBOR	$8.6 million	$5.5 million	$4.0 million
DNB NOR BANK ASA	March 9, 2006	March 9, 2016	$22.5 million	4.52	%(2)	6 month U.S. dollar LIBOR	$10.9 million	$9.3 million	$7.7million
FORTIS-BNP	January 17, 2008	January 17, 2013	$41.7 million	3.66%		3 month U.S. dollar LIBOR	$30.5 million	$27.8 million	$27.2 million
DEUTSCHE BANK	March 20, 2008	March 20, 2013	$40.3 million	3.09%		6 month U.S. dollar LIBOR	$30.9 million	$28.4 million	$27.8 million
DNB NOR BANK ASA	September 9, 2009	March 9, 2016	$53.3 million	4.73%		3 month U.S. dollar LIBOR	$42.0 million	$36.4 million	$30.8 million
NIBC BANK N.V.	July 20, 2009	July 2, 2014	$23.9 million	2.77%		3 month U.S. dollar LIBOR	$19.6 million	$17.4 million	$15.3 million
Total							$142.5 million	$124.8 million	$112.8 million

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

As of December 31, 2011, total bank indebtedness of the Company was $351.1 million, of which $142.5 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2011, we paid fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR of approximately 0.30% for three month LIBOR and 0.46% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Based on the amount of our outstanding indebtedness as of December 31, 2011, and our interest swap arrangements as of December 31, 2011, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest expense, on an annualized basis, by approximately $2.0 million.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incur less than 10% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2011, less than 10% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar mainly in Euros. Other than with regard to five LPG carrier construction contracts denominated in Japanese Yen, which are discussed below, we have not hedged currency exchange risks associated with our revenues and expenses from operations and our operating results could be adversely affected as a result. Due to our relatively low percentage exposure, other than with regard to the five LPG carrier construction contracts denominated in Japanese Yen, to currencies other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic.

On February 25, 2008, we signed contracts for the construction of five LPG carriers in Japan scheduled for delivery between February 2011 and May 2012, at an aggregate contract price of Yen 12,008,000,000 ($111,185,185, based upon the prevailing USD/JPY exchange rate of $1.00:JPY 108 as of February 25, 2008). On August 5, 2008, we entered into foreign currency forward contracts to hedge part of our exposure to fluctuations of our anticipated cash payments in Japanese Yen relating to the construction of the five LPG carriers. The contracts had different forward value dates at different rates of exchange, the weighted average rate for these contracts was 98.86 JPY/USD. Under the contracts, we converted approximately JPY5.4 billion of cash outflows to U.S. dollars at various dates from 2009 to 2011. As of December 31, 2011, we had used JPY4.6 billion we had converted previously under these contracts to pay for various installments related to the construction and delivery of the five LPG carriers and had JPY0.8 billion in respect of future payments related to the two remaning Newbuilding vessels. The remaining amount payable for the construction of the remaining vessels as of December 31, 2011 was JPY3.4 billion. Excluding the JPY0.8 billion that we already had converted, the remaining amount payable under these newbuilding construction contracts is unhedged. A hypothetical 10% movement in the outright USD/JPY exchange rate would result in a reduction in the cost of the vessels of $2.9 million should the USD/JPY exchange rate move higher (i.e., JPY depreciates against the dollar), and an increase in the cost of the vessels of $3.6 million should the USD/JPY exchange rate move lower (i.e., JPY appreciates against the dollar).

As our forward foreign exchange contracts do not qualify for hedge accounting any marked to market fluctuations in their value will be recognized in our consolidated statements of operations.

We have not and do not intend to enter into foreign currency contracts for speculative purposes.

Please read Note 2 (Significant Accounting Policies), Note 11 (Long Term Debt) and Note 12 (Derivative and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011.

b. Management’s Report on Internal Control over Financial Reporting

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2011, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2011 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 30, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 30, 2012

d. Changes in Internal Control Over Financial Reporting

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Konstantinos Sistovaris, Chief Financial Officer, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2011.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2011	2010
Audit fees	$512	$548
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	$512	$548

(1) Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A., which we refer to as Deloitte, in 2011 and 2010 were compensation for professional services rendered for the audits of the Company’s financial statements for the years ended December 31, 2011 and 2010 and review of the quarterly financial information for the first three quarters of 2011 and 2010.

(2) Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2011 and 2010.

(3) Tax Fees

Deloitte did not provide any tax services in 2011 and 2010.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2011 and 2010.

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

On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. As at September 26, 2011, 1,756,875 common shares had been repurchased at an average price of $4.85 per share. We may discontinue or cancel this program at any time.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)
April 22, to April 29, 2010	545,843	$5.40	545,843	N/A	(1)
May 6, to May 28, 2010	112,629	$5.05	658,472	N/A	(1)
June 1, to June 18, 2010	546,757	$5.06	1,205,229	N/A	(1)
August 4, to August 25, 2011	351,646	$4.08	1,556,875	N/A	(1)
September 21, to September 26, 2011	200,000	$3.99	1,756,875	N/A	(1)

(1)	Approximately $6.49 million remains unused under the approved stock repurchase program as of the date of this report.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosures

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-30 incorporated herein by reference.

Item 19.	Exhibits

Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(1)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(5)

4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations(1)

4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA(2)

4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA(2)

4.7	Loan Agreement, dated May 17, 2006, with BNP Paribas (formerly Fortis Bank-Athens Branch)(3)

4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA(3)

4.9	Letter Agreement, dated August 2, 2006, with Nike Investments Corporation, as amended(3)

4.10	Memorandum of Agreement, dated March 30, 2007, for the Gas Kalogeros(3)

4.11	Memorandum of Agreement, dated March 30, 2007, for the Gas Sikousis(3)

4.12	Promissory Note dated May 16, 2007 issued in favor of Brave Maritime Corp.(3)

4.13	Second Supplemental Agreement, between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited and DnB NOR Bank ASA, dated January 30, 2007(4)

4.14	Loan Agreement, dated as of June 21, 2007, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank(5)

4.15	Supplemental Agreement, dated January 8, 2008, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank(5)

4.16	Memorandum of Agreement, dated February 29, 2008, for the Gas Defiance(5)

4.17	Memorandum of Agreement, dated February 29, 2008, for the Gas Shuriken(5)

4.18	Memorandum of Agreement, dated February 29, 2008, for the Gas Astrid(5)

4.19	Memorandum of Agreement, dated February 29, 2008, for the Gas Exelero(5)

Number	Description

4.20	Memorandum of Agreement, dated February 29, 2008, for the Gas Natalie(4)

4.21	Loan Agreement, dated July 30, 2008, between StealthGas Inc., as borrower, and National Bank of Greece, as lender(6)

4.22	Loan Agreement, dated August 28, 2008, between StealthGas Inc., as borrower, and Emporiki Bank of Greece, S.A., as lender(6)

4.23	Third Supplemental Agreement, dated March 14, 2008, Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited, as joint and several borrowers, and DnB NOR Bank ASA, as lender(6)

4.24	Loan Agreement, dated January 30, 2009, between Casteli Castle Inc., as borrower, DnB NOR Bank ASA, as lender, DnB NOR Bank ASA, as Agent, Account Bank and Security Trustee, and DnB NOR Bank ASA as Swap Bank(6)

4.25	Loan Agreement, dated February 12, 2008, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft, as lender(6)

4.26	Loan Agreement, dated February 19, 2009, between EFG Eurobank Ergasias S.A., as lender, and StealthGas Inc., as borrower(6)

4.27	Loan Agreement, dated February 18, 2009, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB BANK S.E., Nordic Branch as Arranger, Agent, Security Trustee and Swap Bank(6)

4.28	Memorandum for Agreement, dated June 4, 2010, for the M/V Spike, and Addendum No. 1 thereto, date June 22, 2010(7)

4.29	Amendment Letter, dated March 18, 2010, between StealthGas, Inc. and Scotiabank (Ireland) Limited, in respect of Loan Agreement, dated June 21, 2007, as amended(7)

4.30	Supplemental Agreement, dated October 21, 2009, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft(7)

4.31	Second Supplemental Agreement, dated April 27, 2010, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended, as supplemented by a supplemental agreement dated October 21, 2009(7)

4.32	Loan Agreement, dated February 1, 2011, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB Bank SE, Nordic Branch, as Arranger, Underwriter, Agent and Security Trustee(8)

4.33	Loan Agreement, dated March 1, 2011, between StealthGas Inc., as borrower and Norddeutsche Landesbank Girozentrale, as lender(8)

4.34	Third Supplemental Agreement, dated April 8, 2011, between StealthGas Inc., as borrower and Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended and supplemented by supplemental agreements dated October 21, 2009 and April 27, 2010 and supplemented by a supplemental later dated November 18, 2010(8)

8	Subsidiaries

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

Number	Description

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K filed with the SEC on July 17, 2007.
(5)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.
(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 18, 2009.
(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010.
(8)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 30, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ HARRY N. VAFIAS
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 30, 2012

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income/loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.

April 30, 2012

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2010 and 2011 (Expressed in United States Dollars)

		December 31,
	Note	2010	2011
Assets
Current assets
Cash and cash equivalents		29,797,095	43,539,303
Trade and other receivables		2,414,008	1,545,658
Claims receivable		396,395	516,403
Inventories	4	1,840,092	2,416,108
Advances and prepayments		777,126	628,623
Restricted cash		4,495,198	6,954,363
Vessel held for sale	6	—	921,285
Fair value of derivatives	12	5,407,633	—

Total current assets		45,127,547	56,521,743

Non current assets
Advances for vessels under construction and acquisitions	5	37,273,199	22,347,811
Vessels, net	6	603,065,011	613,832,973
Other receivables		42,572	—
Restricted cash		1,550,000	1,300,000
Deferred finance charges, net of accumulated amortization of $978,574 and $1,374,020	7	1,318,070	1,707,624

Total non current assets		643,248,852	639,188,408

Total assets		688,376,399	695,710,151

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	9,515,372	7,874,990
Trade accounts payable		4,761,389	6,453,807
Accrued liabilities	8	5,433,594	4,749,162
Customer deposits	10	285,000	275,000
Deferred income	9	2,754,630	2,789,186
Other current liability	5	2,687,500	—
Current portion of long-term debt	11	34,831,548	33,166,887
Current portion of long-term debt associated with vessel held for sale	6	—	791,823

Total current liabilities		60,269,033	56,100,855

Non current liabilities
Fair value of derivatives	12	11,602,213	9,401,798
Long-term debt	11	310,254,401	317,109,471

Total non current liabilities		321,856,614	326,511,269

Total liabilities		382,125,647	382,612,124

Commitments and contingencies	19	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 21,104,881 shares issued and 21,104,214 shares outstanding at December 31, 2010 and 21,104,881 shares issued and 20,552,568 shares outstanding at December 31, 2011 with a par value of $0.01 per share	13	211,042	205,526
Additional paid-in capital	13	277,986,270	275,761,643
Retained earnings		28,508,349	37,058,140
Accumulated other comprehensive income/(loss)		(454,909)	72,718

Total stockholders’ equity		306,250,752	313,098,027

Total liabilities and stockholders’ equity		688,376,399	695,710,151

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Operations

For the years ended December 31, 2009, 2010 and 2011

(Expressed in United States Dollars, except for share data)

		December 31,
	Note	2009	2010	2011
Revenues		113,045,961	111,409,623	118,280,752

Expenses
Voyage expenses	17	10,522,573	13,680,008	17,829,220
Vessels’ operating expenses	17	38,001,481	38,338,063	36,558,153
Dry-docking costs		1,266,455	2,716,378	3,443,491
Management fees	3	5,230,990	5,184,055	4,760,865
General and administrative expenses		3,564,779	3,031,491	2,646,418
Depreciation	6	26,766,672	26,624,098	27,562,120
Impairment loss		9,867,777	—	—
Forfeiture of vessel deposit and contract termination fees	5	16,500,000	—	—
Charter termination fees		(753,000)	(228,000)	—
Net (gain)/loss on sale of vessels	6	791,659	(960,696)	5,654,178

Total expenses		111,759,386	88,385,397	98,454,445

Income from operations		1,286,575	23,024,226	19,826,307

Other (expenses)/income
Interest and finance costs		(9,109,222)	(7,672,848)	(8,510,516)
Loss on derivatives	12	(5,478,163)	(6,071,638)	(2,931,404)
Interest income		250,326	315,517	83,059
Foreign exchange (loss)/gain		(261,401)	1,497,934	82,345

Other expenses, net		(14,598,460)	(11,931,035)	(11,276,516)

Net income/(loss)		(13,311,885)	11,093,191	8,549,791

Earnings/(Loss) per share
– Basic		(0.60)	0.51	0.41

– Diluted		(0.60)	0.51	0.41

Weighted average number of shares
– Basic		22,219,442	21,539,331	20,909,154

– Diluted		22,219,442	21,539,331	20,909,154

Cash dividends declared per share		0.1875	—	—

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income/(Loss)

For the years ended December 31, 2009, 2010 and 2011

(Expressed in United States Dollars)

		December 31,
	Note	2009	2010	2011
Net income/(loss)		(13,311,885)	11,093,191	8,549,791

Other comprehensive income/(loss)
Cash flow hedges
Swap contract		168,825	—	—
Reclassification adjustment		(293,043)	481,515	527,627
Other comprehensive income/(loss)		(124,218)	481,515	527,627

Comprehensive income/(loss)		(13,436,103)	11,574,706	9,077,418

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2009, 2010 and 2011

(Expressed in United States Dollars, except for share data)

	Capital stock
	Number of Shares (Note 13)	Amount (Note 13)	Additional Paid-in Capital (Note 13)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2008	22,310,110	223,101	283,526,241	34,910,189	(812,206)	317,847,325
Stock based compensation			573,855			573,855
Dividends paid ($0.1875 per share)	—	—	—	(4,183,146)	—	(4,183,146)
Net loss for the year	—	—	—	(13,311,885)	—	(13,311,885)
Other comprehensive loss	—	—	—	—	(124,218)	(124,218)

Balance, December 31, 2009	22,310,110	223,101	284,100,096	17,415,158	(936,424)	300,801,931
Forfeiture of restricted shares and stock based compensation	(667)	(7)	154,449	—	—	154,442
Stock repurchase	(1,205,229)	(12,052)	(6,268,275)	—	—	(6,280,327)
Net income for the year	—	—	—	11,093,191	—	11,093,191
Other comprehensive income	—	—	—	—	481,515	481,515

Balance, December 31, 2010	21,104,214	211,042	277,986,270	28,508,349	(454,909)	306,250,752
Stock based compensation			4,071			4,071
Stock repurchase	(551,646)	(5,516)	(2,228,698)	—	—	(2,234,214)
Net income for the year	—	—	—	8,549,791	—	8,549,791
Other comprehensive income	—	—	—	—	527,627	527,627

Balance, December 31, 2011	20,552,568	205,526	275,761,643	37,058,140	72,718	313,098,027

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(Expressed in United States Dollars)

	December 31,
	2009	2010	2011
Cash flows from operating activities
Net income/(loss) for the year	(13,311,885)	11,093,191	8,549,791
Items included in net income/(loss) not affecting cash flows:
Depreciation	26,766,672	26,624,098	27,562,120
Amortization of deferred finance charges	202,770	508,686	395,446
Amortization of fair value of time charter	(181,552)	—	—
Unrealized exchange differences	—	(1,690,528)	(6,868)
Forfeiture of vessel deposit and contract termination fees	16,500,000	—	—
Share based compensation	573,855	154,442	4,071
Change in fair value of derivatives	1,454,894	(15,993)	3,734,845
Impairment loss	9,867,777	—	—
(Gain)/loss on sale of vessels	791,659	(960,696)	5,654,178
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	716,483	(601,406)	910,922
Claims receivable	(642,259)	(580,579)	(715,934)
Inventories	(892,777)	306,827	(576,016)
Advances and prepayments	186,784	(151,256)	148,503
Increase/(decrease) in
Payable to related party	4,902,720	2,205,275	(1,640,382)
Trade accounts payable	967,373	537,841	1,692,418
Accrued liabilities	1,577,225	(661,728)	(684,432)
Other current liability	—	(8,062,500)	(2,687,500)
Deferred income	(1,132,396)	(889,333)	34,556

Net cash provided by operating activities	48,347,343	27,816,341	42,375,718

Cash flows from investing activities
Insurance proceeds	755,713	678,036	595,926
Advances for vessels under construction and acquisitions	(112,312,053)	(70,855,294)	(54,981,190)
Proceeds from sale of vessels, net	11,669,374	37,100,890	25,001,033
Decrease in restricted cash account	—	—	250,000
Increase in restricted cash account	(1,676,749)	(96,010)	(2,459,165)

Net cash used in investing activities	(101,563,715)	(33,172,378)	(31,593,396)

Cash flows from financing activities
Stock repurchase	—	(6,280,327)	(2,234,214)
Dividends paid	(4,183,146)	—	—
Deferred finance charges	(1,119,300)	(360,000)	(785,000)
Customer deposits received	—	285,000	275,000
Customer deposits paid	(1,381,099)	(3,522,287)	(285,000)
Loan repayment	(26,021,803)	(45,736,121)	(43,417,768)
Proceeds from long-term debt	88,150,000	45,000,000	49,400,000

Net cash provided by/(used in) financing activities	55,444,652	(10,613,735)	2,953,018

Effect of exchange rate changes on cash	—	1,690,528	6,868

Net increase/(decrease) in cash and cash equivalents	2,228,280	(14,279,244)	13,742,208
Cash and cash equivalents at beginning of year	41,848,059	44,076,339	29,797,095

Cash and cash equivalents at end of year	44,076,339	29,797,095	43,539,303

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	8,716,032	6,755,101	7,566,151

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the consolidated financial statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2011 owned a fleet of thirty three liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The accompanying consolidated financial statements include the ship-owning companies listed below:

LPG carriers

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm
1.	LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
2.	Geneve Butane Inc.	Gas Kaizen	November 24, 2004	4,102.00
	Pacific Gases Ltd.	Gas Emperor**	February 2, 2005	5,009.07
3.	Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
4.	Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
5.	Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41
6.	Empire Spirit Ltd.	Gas Monarch	May 31, 2005	5,018.35
7.	Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
8.	Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,500.00
9.	Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
10.	Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04
11.	Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
12.	East Propane Inc.	Catterick	November 24, 2005	5,001.41
13.	Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
	Malibu Gas Inc.	Feisty Gas*	December 16, 2005	4,111.24
14.	International Gases Inc.	Gas Zael*	April 3, 2006	4,111.24
15.	Oxfordgas Ltd.	Lyne	May 19, 2006	5,013.90
16.	Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
17.	Baroness Holdings Inc.	Gas Pasha	June 30, 2006	3,244.04
18.	Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
19.	Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
20.	Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00
21.	Italia Trades Inc.	Gas Evoluzione	July 23, 2007	3,517.00
22.	Studio City Inc.	Gas Kalogeros	July 27, 2007	5,000.00
23.	Gastech Inc.	Gas Sikousis	August 3, 2007	3,500.00
24.	Cannes View Inc.	Gas Haralambos	October 30, 2007	7,000.00
25.	Ecstasea Inc.	Gas Premiership	March 19, 2008	7,200.00
26.	Spacegas Inc.	Gas Defiance	August 1, 2008	5,000.00
27.	Financial Power Inc.	Gas Shuriken	November 3, 2008	5,000.00
28.	Sound Effex Inc.	Gas Astrid	April 16, 2009	3,500.00
29.	Revolution Inc.	Gas Exelero	June 30, 2009	3,500.00
30.	Empress Enterprises Ltd.	Gas Emperor**	August 16, 2010	5,009.07
31.	Rising Sun Inc.	Gas Elixir	February 28, 2011	5,000.00
32.	Carinthia Inc.	Gas Cerberus	April 20, 2011	5,000.00

			Acquisition /
	Name of Company	Vessel Name	Disposition Date	cbm
33.	Pelorus Inc.	Gas Myth	September 21, 2011	5,000.00
	Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
			(sold on January 28, 2008)
	Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,512.78
			(sold on December 9, 2009)
	Ocean Blue Limited	Gas Nemesis	June 15, 2006	5,016.05
			(sold on January 29, 2008)
	European Energy Inc.	Gas Renovatio	May 29, 2007	3,312.50
			(sold on March 19, 2008)
	Espace Inc.	Gas Sophie	October 15, 2007	3,500.00
			(sold on June 10, 2009)
	VCM Trading Ltd.	Gas Prophet	October 12, 2004	3,515.55
			(sold on March 16, 2010)
	Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
			(sold on April 9, 2010)
	Industrial Materials Inc.	Gas Texiana	April 11, 2005	5,013.33
			(sold on April 6, 2010)
	Balkan Profit Ltd	Gas Eternity	March 9, 2006	3,528.21
			(sold on May 6, 2010)
	Tankpunk Inc.	Gas Natalie	January 22, 2009	3,213.92
			(sold on January 15, 2010)
	Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92
			(sold on May 9, 2011)
	Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
			(sold on June 1, 2011)
	Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
			(sold on June 15, 2011)
	Aura Gas Inc.	Gas Nemesis	May 18, 2007	3,518.00
			(sold on July 13, 2011)

	Name of Company	Vessel Name	To be delivered on	dwt
	Tatoosh Beauty Inc.	Gas Esco	May 2012	7,500.00
	Octopus Gas Inc.	Gas Husky	January 2012	7,500.00

M.R. type product carriers

	Name of Company	Vessel Name	Acquisition Date	dwt
34.	Clean Power Inc.	Navig8 Fidelity	January 9, 2008	46,754.29
35.	MR Roi Inc.	Navig8 Faith	February 27, 2008	46,754.29
36.	King of Hearts Inc.	Alpine Endurance	July 14, 2009	47,000.00

	Name of Company	Vessel Name	Cancelled on	dwt
	Casteli Castle Inc.	Stealth Argentina	December 18, 2009	50,500.00

Aframax tanker

	Name of Company	Vessel Name	Acquisition Date	dwt
37.	Tankpunk Inc.	Spike	July 26, 2010	115,804.00

*	On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed “Gas Zael”.
**	On August 16, 2010, the “Gas Emperor” was delivered to Empress Enterprises Ltd., subsidiary of StealthGas Inc.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2009, 2010 and 2011, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2009	2010	2011
A	17%	10%	—
B	15%	12%	14%
C	13%	11%	—
D	10%	10%	—

2.	Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of StealthGas Inc. and its wholly owned subsidiaries referred to in note 1 above. All inter-company balances and transactions have been eliminated upon consolidation.

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

Other Comprehensive Income/Loss: The Company follows the provisions of guidance regarding reporting comprehensive income/(loss) which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented.

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

Vessels Acquisitions: Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to revenues over the remaining term of the charter.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and estimates based on historical average rates when there is no charter in place with an annual 2% increase. The Company also assumes an average annual inflation rate of 3% for operating expenses.

At December 31, 2009, the Company performed an impairment review of the Company’s long-lived and intangible assets, due to the global economic downturn and the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of the one which was scheduled to be delivered in 2010 and the Company identified and recorded an impairment loss of $160,237 in 2009. In 2009 the Company recorded impairment on assets held for sale in the amount of $9,707,540. The total amount of $9,867,777 is presented under the caption “Impairment loss” in the consolidated statements of operations. No impairment loss was identified or recorded at December 31, 2010 and 2011.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels, LPG and product carriers, to be 30 and 25 years, respectively, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria of guidance, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. Except for 2009, no such adjustments were identified as of December 31, 2010 and 2011 (Note 6).

Trade Accounts Payable: The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

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

Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 14).

Earnings/(Loss) per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive. (Note 15).

Derivatives: The Company designates its derivatives based upon guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income” in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii) Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

Recent Accounting Pronouncements: In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (“ASU 2011-04”). ASU 2011-04 amends Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements”, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company’s fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220)”, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, “Comprehensive income”, and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this ASU have been adopted by the Company in the accompanying consolidated financial statements and, as a result, the consolidated financial statements for the years ended December 31, 2009 and 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders’ equity.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either

Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

3.	Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 to the Management Agreement. For the years ended December 31, 2009, 2010 and 2011, total brokerage commissions of 1.25% amounted to $1,418,024, $1,396,877 and $1,474,495, respectively, and were included in voyage expenses. For the years ended December 31, 2009, 2010 and 2011, the management fees were $5,230,990, $5,184,055 and $4,760,865, respectively.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2009, 2010 and 2011 commission fees relating to vessels purchased of $575,000, $565,000 and $621,745, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2009, 2010 and 2011 the amounts of $121,000, $381,300 and $258,500, respectively, were recognized as expenses relating to the sale of vessels and are included in the consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”.

The Manager has subcontracted the technical management of some of the vessels to three unaffiliated ship-management companies, Selandia Ship Management (“Selandia”), Swan Shipping Corporation (Manila) and Dobson Fleet Management Ltd. (“DFM”) and one affiliated ship-management company, Brave Maritime Corporation Inc. (“Brave”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director in the amounts of $1,267,981, $1,311,363 and $1,192,266 for the years ended December 31, 2009, 2010 and 2011, respectively, and which are included in the consolidated statements of operations under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2010 and at December 31, 2011 was a liability of $9,515,372 and $7,874,990, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the years ended December 31, 2009, 2010 and 2011 amounted to $45,102, $55,214 and $57,850, respectively.

On June 4, 2010, the Company entered into a memorandum of agreement with its affiliate Stealth Maritime Corp S.A. to acquire an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”) which was delivered on July 26, 2010. The purchase price of this vessel was $56,500,000. As provided by the memorandum of agreement, no advance payment was given.

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2010	2011
Bunkers	792,586	1,325,541
Lubricants	1,047,506	1,090,567

Total	1,840,092	2,416,108

5.	Advances for Vessels Under Construction and Acquisitions

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2010 and December 31, 2011 amounting to $37,273,199 and $22,347,811, respectively, represent advance payments to a ship-builder for five LPG carriers under construction.

The movement of the account, advances for vessels under construction and acquisitions, for the years ended December 31, 2010 and 2011, was as follows:

Balance, December 31, 2009	23,485,905
Advances for vessels under construction	13,046,531
Capitalized interest	556,477
Capitalized expenses	184,286

Balance, December 31, 2010	37,273,199
Advances for vessels under construction	52,797,646
Capitalized interest	557,565
Capitalized expenses	1,625,979
Vessels delivered	(69,906,578)

Balance, December 31, 2011	22,347,811

On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers at an aggregate contract price of Yen 12,008,000,000 (approx. $124,486,017 based upon an aggregate average USD/JPY exchange rate of $1.00:JPY 96.46). Pursuant to an agreement signed on February 27, 2009, the vessels were scheduled for delivery between February 2011 and May 2012. On June 18, 2010, the Company signed a further agreement with the shipyard which provides for a 5% reduction of the contract price of each vessel under construction. This reduction will be deducted from the final installment due upon delivery of each vessel. During the years 2010 and 2011, the Company effected advance payments to the shipbuilding yard of Yen 1,311,200,000 ($13,046,531) and Yen 3,414,762,000 ($52,797,646), respectively. During 2011, three of the five LPG carriers were delivered to the Company (Note 6).

On June 25, 2008, the Company entered into a memorandum of agreement to acquire an under construction M.R. type product carrier named “Stealth Argentina” (formerly “Hull No 061”) from an unaffiliated entity which was scheduled to be delivered in the fourth quarter of 2009. The purchase price of this vessel was $57,500,000. On June 30, 2008, the Company paid 10% of the purchase price, to a joint escrow account in the name of the seller and buyer. In December 2009, the Company began negotiations with the seller to cancel the acquisition of the vessel due to various technical deficiencies identified in the vessel’s design. In December 2009, the Company and the seller mutually agreed to cancel the memorandum of agreement to acquire the vessel. The cancellation fee consisted of forfeiture of the Company’s deposit totaling $5,750,000, plus a cash payment of $10,750,000. The total cancellation fee of $16,500,000 is included in the consolidated statements of operations under the caption “Forfeiture of vessel deposit and contract termination fees”. The outstanding balance of the cancellation fee as of December 31, 2010 amounting to $2,687,500 was fully paid in 2011.

6.	Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	674,007,084	(79,075,293)	594,931,791
Acquisitions	57,068,000	—	57,068,000
Disposals	(29,058,909)	6,748,227	(22,310,682)
Depreciation for the year	—	(26,624,098)	(26,624,098)

Balance, December 31, 2010	702,016,175	(98,951,164)	603,065,011
Acquisitions (transfer from Advances for Vessels under Construction)	69,906,578	—	69,906,578
Held for sale	(1,310,488)	389,203	(921,285)
Disposals	(41,160,174)	10,504,963	(30,655,211)
Depreciation for the year	—	(27,562,120)	(27,562,120)

Balance, December 31, 2011	729,452,091	(115,619,118)	613,832,973

During the year ended December 31, 2009, the Company acquired the vessels “Gas Natalie”, “Gas Astrid”, “Gas Exelero” and “Alpine Endurance” for a total consideration of $106,085,745 and concluded separate memoranda of agreement for the disposal of the vessels “Gas Sophie”, “Gas Fortune”, “Gas Natalie” and “Gas Eternity” to unaffiliated third parties for $26,200,000. The Company realized an aggregate loss from the sale of “Gas Sophie” of $791,659 and recorded an aggregate impairment charge of $9,867,777 to write down the carrying amount of the remaining vessels to their fair market value less costs to sell, and both were included in the Company’s consolidated statement of operations of 2009.

During the year ended December 31, 2010, the Company acquired the vessel “Spike” for a total consideration of $57,068,000 and concluded separate memoranda of agreement for the disposal of the vessels “Gas Prophet”, “Gas Texiana” and “Gas Prodigy” to unaffiliated third parties for $24,030,000. The Company realized an aggregate gain from the sale of vessels of $960,696 which was included in the Company’s consolidated statement of operations of 2010.

During the year ended December 31, 2011, the Company completed construction of the vessels Gas Elixir” (formerly Hull “K422”), “Gas Cerberus” (formerly Hull “K423”) and “Gas Myth”, (formerly Hull “K421”) for a total consideration of $69,906,578 and concluded separate memoranda of agreement for the disposal of the vessels “Gas Shanghai”, “Gas Chios”, “Gas Czar” and “Gas Nemesis” to unaffiliated third parties for $25,850,000. The Company realized an aggregate loss from the sale of vessels of $5,654,178 which was included in the Company’s consolidated statement of operations of 2011.

On December 16, 2011, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Tiny” to an unaffiliated third party for $2,400,000. As of December 31, 2011 this transaction met all the criteria for held for sale and hence the carrying value of the Gas Tiny which amounted to $921,285 is presented as Vessel held for Sale in the accompanying consolidated balance sheet. The vessel was delivered to her new owners on January 17, 2012 and the Company realized an aggregate gain from the sale of vessel of $1,274,965 which will be included in the Company’s consolidated statements of operations for the first quarter of 2012.

7.	Deferred Finance Charges

Deferred finance charges amounting to $2,296,644 and $3,081,644 as at December 31, 2010 and December 31, 2011, respectively, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the years ended December 31, 2009, 2010 and 2011, the amortization of deferred financing charges amounted to $202,770, $508,686 and $395,446, respectively, and is included in interest and finance costs in the accompanying consolidated statements of operations.

8.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2010	2011
Interest on long-term debt	1,385,560	1,377,794
Administrative expenses	388,294	419,027
Vessel operating and voyage expenses	3,659,740	2,952,341

Total	5,433,594	4,749,162

9.	Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $2,754,630 and $2,789,186 represent time charter revenues received in advance as of December 31, 2010 and as of December 31, 2011, respectively.

10.	Customer Deposits

On September 15, 2010, an amount of $285,000 was received from the charterer of the LPG carrier “Gas Marathon” as a guarantee which is equal to one-month hire. This amount was returned to the charterer after the end of the seven-month time charter, in May 2012.

On July 10, 2011, an amount of $275,000 was received from the charterer of the LPG carrier “Gas Marathon” as a guarantee which is equal to one-month hire. This amount will be returned to the charterer at the end of the nine-month time charter.

11.	Long-term Debt

	December 31, 2010	Movement in 2011		December 31, 2011
		Additions	Repayments
BNP Paribas	35,957,262	—	(8,659,439)	27,297,823
DnB Nor Bank	103,713,686	—	(12,947,231)	90,766,455
Scotia Bank	38,356,014	—	(3,755,500)	34,600,514
Deutsche Bank	33,375,000	—	(4,000,000)	29,375,000
National Bank of Greece	29,362,000	—	(1,939,000)	27,423,000
Emporiki Bank	26,002,668	—	(1,717,166)	24,285,502
DVB Bank	28,644,587	49,400,000	(4,164,164)	73,880,423
NIBC	23,424,732	—	(3,835,268)	19,589,464
EFG Eurobank	26,250,000	—	(2,400,000)	23,850,000

Total	345,085,949	49,400,000	(43,417,768)	351,068,181

Current portion of long-term debt	34,831,548			33,166,887

Current portion of long-term debt associated with vessel held for sale	—			791,823

Long-term debt	310,254,401			317,109,471

a. In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (now BNP Paribas — the “BNP Loan”). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the fourth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the previous outstanding balance with Fortis Bank.

At December 31, 2011, the outstanding balance of the BNP Loan of $27,297,823 is repayable in 18 equal quarterly installments of $1,006,000 each from February 2012 to May 2016 plus a balloon payment of $9,189,823 payable together with the last installment.

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

At December 31, 2011, the outstanding balance of the DnB Loan was $46,831,735, repayable in 8 equal semi-annual installments of $3,204,926 each and one semi-annual installment of $690,000 from March 2011 to March 2016 plus a balloon payment of $20,502,327 payable together with the last installment.

c. In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006.

At December 31, 2011, the outstanding balance of the DnB Loan was $3,184,720, repayable in 9 equal semi-annual installments of $236,880 each from June 2012 to June 2016 plus a balloon payment of $1,052,800 payable together with the last installment.

d. On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank. On December 21, 2007, this facility agreement was amended and increased to a $49,622,514 non revolving term loan (the “Scotiabank Facility”). The Scotiabank Facility was fully drawn down within four months from the date of commitment letter in two advances in order to partially finance the acquisition of two vessels by the Company’s wholly owned subsidiaries. The first advance amounting to $6,750,000 was drawn down on June 21, 2007 to part finance the acquisition of the “Gas Icon” (formerly “Dorado Gas”) and as of December 31, 2007 the outstanding amount was $6,497,514. The second advance amounting to $43,125,000 was drawn down on January 8, 2008 to part finance the acquisition of the “Navig8 Fidelity”.

At December 31, 2011, the outstanding balance of the Scotiabank Facility of $34,600,514 is repayable in 6 equal semi-annual installments of $336,500 each from June 2012 to June 2015 plus a balloon payment of $1,786,514 payable together with the last installment and in 12 equal semi-annual installments of $1,541,250 each from June 2012 to December 2017 plus a balloon payment of $12,300,000 payable together with the last installment.

On March 18, 2010, the Company signed an agreement with Scotiabank whereby it obtained a waiver until September 30, 2010 to an existing covenant contained in the loan agreement. The waiver letter increased the applicable margin, with effect from January 1, 2010, for the duration of this facility to 2%.

On November 12, 2010, the Company signed an agreement with Scotiabank whereby the accumulated cash in retention accounts should be included in the calculation of the market value covenant.

e. On February 12, 2008 the Company entered into a $40,250,000 facility agreement with Deutsche Bank (the “Deutsche Facility”) to partially finance the acquisition of one new M.R. product carrier, named “Navig8 Faith”, by one of the Company’s wholly owned subsidiaries. The Deutsche Facility was fully drawn down in one tranche on February 19, 2008.

At December 31, 2011, the outstanding balance of the Deutsche Facility was $29,375,000, repayable in 32 consecutive quarterly installments of $625,000 each and a balloon payment of $9,375,000 from February 2012 to February 2020.

On October 7, 2009, the Company entered into an agreement with Deutsche Bank to obtain a waiver for certain covenant amendments contained in the loan agreement until September 30, 2010. The waiver letter increased the applicable margin on this facility to 2% for the remaining duration of the term loan.

On March 11, 2010, the Company obtained a second waiver from Deutsche Bank reducing the aggregate market value covenant contained in the loan agreement through September 30, 2010 to zero from 125% of the outstanding facility. The covenant reverted to the 125% level after September 30, 2010. The new waiver letter increased the applicable margin, with effect from January 1, 2010, for the duration of this facility to 2.5%.

On November 18, 2010, the Company obtained a third waiver from Deutsche Bank reducing the aggregate market value covenant contained in the loan agreement through May 31, 2011 to 110% from 125% of the outstanding facility. The covenant reverted to the 125% level after May 31, 2011.

On April 8, 2011, the Company entered into a supplemental agreement on waiver and amendment terms on the “Deutsche Facility” providing for a waiver of certain covenants. This agreement, among other things: (i) reduces from May 18, 2011 the applicable margin for the duration of this facility to 1.9% (ii) reduces the aggregate market value covenant contained in the loan agreement from November 18, 2010 through March 31, 2012 to 110% of the outstanding facility and thereafter 125% (iii) requires the repayment of $1,500,000 on May 19, 2011 and amends the balloon payment to $9,375,000.

f. On July 30, 2008, the Company entered into a $33,240,000 facility agreement with the National Bank of Greece (the “NBG Facility”) to partially finance the acquisition of two under construction LPG carriers, named “Gas Defiance”, and “Gas Shuriken” by two of the Company’s wholly owned subsidiaries. The NBG facility was fully drawn down in two tranches of $16,620,000 on August 1, 2008 and November 3, 2008 upon delivery of each vessel.

At December 31, 2011, the outstanding balance of the NBG Facility was $27,423,000, repayable in 18 consecutive semi-annual installments of $969,500 each from May 2012 to November 2020 plus a balloon payment of $9,972,000 payable together with the last installment.

g. On August 28, 2008, the Company entered into a $29,437,000 facility agreement with the Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by two of the Company’s wholly-owned subsidiaries. The senior secured term loan facility was drawn down in full on October 9, 2008 in connection with the funding of part of the deposits required for vessels under construction ordered by the Company.

At December 31, 2011, the outstanding balance of the Emporiki Facility was $24,285,502, repayable in 18 consecutive semi-annual installments of $858,583 each from April 2012 to October 2020 plus a balloon payment of $8,831,008 payable together with the last installment.

h. On February 18, 2009, the Company entered into an up to $33,880,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of a second-hand and two under construction LPG carriers, named “Chiltern”, “Gas Astrid” (formerly Hull “K411”) and “Gas Exelero” (formerly Hull “K412”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility will be the lesser of the amount of $33,880,000 and the 70% of the vessels’ charter free market value at the time of delivery. The term loan was drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $19,250,000 was drawn down on April 16, 2009 and the second tranche of $12,950,000 was drawn down on July 1, 2009.

At December 31, 2011, the outstanding balance of the DVB Facility was $26,130,423, repayable in 10 consecutive quarterly installments of $628,541 each from January 2012 to July 2014 plus a balloon payment of $19,845,013 payable together with the last installment.

i. On February 19, 2009, the Company entered into a $37,500,000 facility agreement with EFG Eurobank Ergasias S.A. to partially finance the acquisition of the under construction M.R. type product carrier named “Alpine Endurance” (formerly “Hull No. 2139”). Based on the market value of the vessel on April 13, 2009, the senior secured term loan facility was the lesser of the amount of $31,500,000 and the 75% of the vessel’s charter free market value at the time of delivery. The term loan which amounted to $29,250,000, was fully drawn down in one tranche upon the delivery of the vessel, which was delivered on July 14, 2009.

At December 31, 2011, the outstanding balance of the EFG Facility was $23,850,000, repayable in 1 installment of $600,000 and 30 consecutive quarterly installments of $390,000 each plus a balloon payment of $11,550,000 payable together with the last installment.

j. On May 25, 2009, the Company entered into a $26,700,000 facility agreement with NIBC, secured by the Gas Haralambos, Gas Spirit and the Gas Natalie, (which was subsequently replaced by Gas Nemesis) three vessels already owned by three of the Company’s wholly-owned subsidiaries. The senior secured term loan facility was determined as the lesser of $26,700,000 or 65% of the vessels’ market value at the time of drawdown and was drawn down in three tranches on July 2, 2009 in connection with the part funding of deposits required for vessels under construction as ordered by the Company.

At December 31, 2011, the outstanding balance of the NIBC Facility was $19,589,464, repayable in 6 consecutive semi-annual installments of $1,077,634 each plus a balloon payment of $13,123,660 payable together with the last installment.

k. On July 20, 2010, the Company entered into a $45,000,000 facility agreement with DnB NOR Bank, to partially finance the acquisition of an under construction Aframax tanker named “Spike” (formerly “Hull No 1757”), by one of the Company’s wholly owned subsidiaries and secured by the Gas Zael, a vessel already owned by a Company’s wholly owned subsidiary. The senior secured term loan facility was fully drawn down in a single tranche on July 21, 2010.

At December 31, 2011, the outstanding balance of this facility was $40,750,000, repayable in 19 consecutive quarterly installments of $850,000 each plus a balloon payment of $24,600,000 payable together with the last installment.

l. On February 1, 2011, the Company entered into an up to $49,500,000 facility agreement with DVB Bank SE Nordic Branch to partially finance the acquisition of the three under construction LPG carriers, named “Gas Elixir” (formerly Hull “K422”), “Gas Cerberus” (formerly Hull “K423”) and “Gas Myth”, (formerly Hull “K421”), respectively, by three of the Company’s wholly owned subsidiaries. The senior secured term loan facility was determined as the lesser of $49,500,000 and the 75% of the vessels’ charter free market value at the time of delivery. The term loan was drawn down in three tranches upon the delivery of each vessel. The first tranche amounting to $16,500,000 was drawn down on March 1, 2011, the second tranche amounting to $16,400,000 was drawn down on April 20, 2011, and the third tranche amounting to $16,500,000 was drawn down on September 23, 2011.

At December 31, 2011, the outstanding balance of this facility was $47,750,000, repayable, in 25 consecutive quarterly installments of $825,000 each, followed by 3 consecutive quarterly installments of $275,000 each plus a balloon payment of $26,300,000 payable together with the last installment.

m. On March 1, 2011, the Company entered into a credit facility with NORD/LB Bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco (formerly Hull “K424”) and Gas Husky, (formerly Hull “K425”), for an amount equal to (i) the lesser of $42,000,000 or 70% of the vessels’ charter free market value at the time of delivery or (ii) the lesser of $45,000,000 or 75% of the vessel’s charter free market value if at the time of their delivery the Company has arranged for a two-year charter for both vessels. The term loan will be drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $21,750,000 was drawn down on January 12, 2012 and the second tranche of $21,750,000 is expected to be drawn in May 2012. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

The above term loans are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should also maintain on a monthly basis, a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $1,300,000 in the earnings account with the Banks. Dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2011 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2009: 2.59%

Year ended December 31, 2010: 2.20%

Year ended December 31, 2011: 2.23%

Bank loan interest expense for the above loans for the years ended December 31, 2009, 2010 and 2011 amounted to $8,010,850, $7,418,572 and $7,864,282, respectively. Of these amounts, for the years ended December 31, 2009, 2010 and 2011, the amounts of $600,320, $556,314 and $557,565, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of operations.

As of December 31, 2011, the Company was in compliance with the original covenants or had waivers that supplemented the original covenants such that the Company was in compliance. With respect to one facility under which a total of $29,375,000 was outstanding as of December 31, 2011 , the Company had obtained a waiver until March 31, 2012 reducing the required loan to value ratio to 110%, as described above. Upon waiver expiry on March 31, 2012, the Company is not in compliance with this covenant. Management has the intention and ability to cure this breach and as a result the Company may be required to provide additional collateral to its lenders in the form of cash in order to regain compliance with this covenant in the total amount of approximately $2,000,000 which has been classified as restricted cash as of December 31, 2011.

The aggregate available unused amounts under these facilities at December 31, 2011 were $45,000,000 and the Company is required to pay a quarterly commitment fee of 1% per annum of the unutilized portion of the line of credit. As of December 31, 2010, no amount was available for drawing under any of the above loans.

The annual principal payments to be made, for the eleven loans, after December 31, 2011 are as follows:

December 31,	Amount
2012	33,958,710
2013	33,748,710
2014	65,460,301
2015	30,192,792
2016	74,932,496
Thereafter	112,775,172

Total	351,068,181

12.	Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate and were designated as cash flow hedges. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $142,500,000 at December 31, 2011 pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 0.33% at December 31, 2011). These agreements contain no leverage features and have maturity dates ranging from February 2013 to March 2016. As of December 31, 2010 and 2011, these agreements did not qualify for hedge accounting and, as such, changes in their fair values were included in the accompanying consolidated statement of operations. For a period in the year ended December 31, 2009, two of the Company’s interest rate swap agreements met hedge accounting criteria and, as such, changes in their fair values were included in accumulated other comprehensive income/(loss). Effective June 30, 2009 and October 1, 2009, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2009, these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the unrealized loss accumulated in accumulated other comprehensive income/(loss) for previously designated cash flow hedges, which as of December 31, 2009 amounted to $936,424, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. On August 5, 2008, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction described in note 5. Under the contracts the Company converted U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates from 2009 to 2011.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheet and with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the consolidated balance sheet, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives not designated as hedging instruments	Balance Sheet Location	Year Ended December 31,
		2010		2011
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Foreign Currency Contract	Current assets — Fair value of derivatives	5,407,633	—	—	—
Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	11,602,213	—	9,401,798

Total derivatives not designated as hedging instruments		5,407,633	11,602,213	—	9,401,798

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2009	2010	2011
Interest Rate Swap — Reclassification from OCI	Loss on derivatives	293,044	(481,515)	(527,627)
Interest Rate Swap — Change in Fair Value	Loss on derivatives	2,266,362	(1,274,421)	2,200,415
Interest Rate Swap — Realized loss	Loss on derivatives	(4,023,270)	(6,087,631)	(5,497,478)
Foreign Currency Contract — Change in Fair Value	Loss on derivatives	(4,014,299)	1,771,929	(5,407,633)
Foreign Currency Contract — Realized gain	Loss on derivatives	—	—	6,300,919

Total loss on derivatives		(5,478,163)	(6,071,638)	(2,931,404)

The effect of derivative instruments on the consolidated statements of stockholders’ equity for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year Ended December 31,
	2009	2010	2011
Derivatives designated as hedging instruments	Amount of Loss Recognized in OCI on Derivatives (Effective Portion)
Interest Rate Swap Agreement	(124,218)	—	—

During the year ended December 31, 2009 the gain transferred from accumulated other comprehensive income / (loss) to the statement of operations was $293,044 and during the years ended December 31, 2010 and 2011, the losses transferred from other comprehensive income / (loss) to the statement of operations were $481,515 and $527,627, respectively.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The Company’s interest rate swap agreements are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair values of the interest rate swaps determined to be Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. The fair value of the Company’s interest rate swaps and foreign currency contracts was the estimated amount the Company would pay or receive to terminate the swap agreements and contracts at the reporting date, taking into account current interest rates and the prevailing USD/JPY exchange rate, respectively, and the current creditworthiness of the Company and its counter parties.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2010:

	Fair Value as of December 31, 2010	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Foreign Currency Contract	5,407,633	—	5,407,633	—
Interest Rate Swap Agreements	(11,602,213)	—	(11,602,213)	—

Total	(6,194,580)	—	(6,194,580)	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2011:

	Fair Value as of December 31, 2011	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(9,401,798)	—	(9,401,798)	—

Total	(9,401,798)	—	(9,401,798)	—

13.	Common Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

The total authorized common stock of the Company is 100,000,000 shares. On October 5, 2005, the Company completed its initial public offering. It issued 8,000,000 additional shares bringing the total number of shares outstanding to fourteen million. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a former director of StealthGas Inc., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006, and as of December 31, 2006, the Company had 14,400,000 common shares outstanding with par value of $0.01.

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

On August 1, 2007, the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares at par value of $0.01 of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386.

On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. All repurchased common shares were cancelled and removed from the Company’s capital stock. For the year ended December 31, 2010, the Company completed the repurchase of 1,205,229 shares paying an average price per share of $5.21. For the year ended December 31, 2011, the Company completed the repurchase of additional 551,646 shares paying an average price per share of $4.05.

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

As of December 31, 2011, a total of 250,005 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.

On August 14, 2007, the Company granted 112,000 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $17.10 which is equal to the market value of the Company’s common stock on that day. The restricted shares vested over 3 years from the grant date (54,000 restricted shares on October 1, 2007, 29,000 restricted shares on October 1, 2008 and 29,000 restricted shares on October 1, 2009).

On November 20, 2007, the Company granted 112,000 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $15.95 which is equal to the market value of the Company’s common stock on that day. The restricted shares vested over 3 years from the grant date, (54,000 restricted shares on October 31, 2008, 29,000 restricted shares on October 31, 2009 and 29,000 restricted shares on October 1, 2010).

On March 18, 2008, the Company granted 9,396 of non-vested restricted shares to the Deputy Chairman of the Board and Executive Director of the Company and 16,609 restricted shares to certain employees of the Manager (a related party) under the Plan, treated as non-employees for stock based compensation recording purposes. The fair value of each share granted was $13.52 which is equal to the market value of the Company’s common stock on the day of a grant. The restricted shares vested over 3 years from the grant date, (13,003 shares on March 18, 2009, 6,501 shares on March 18, 2010 and 6,501 shares on March 18, 2011).

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. As of December 31, 2009, the Company paid dividends on all non-vested shares in the amount of $21,188. The Company did not pay any dividends in the years ended December 31, 2010 and 2011. As restricted share grantees retained dividends on awards that are expected vest, such dividends were charged to retained earnings.

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

Management has selected the accelerated method allowed by the guidance with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.

In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service.

The stock based compensation expense for the restricted vested and non-vested shares for the years ended December 31, 2009, 2010 and 2011 amounted to $573,855, $154,442 and $4,071, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s vested and non-vested restricted shares as of December 31, 2011, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2011	6,501	13.52
Granted	—	—
Vested	(6,501)	13.52
Forfeited	—	—
Non-vested, December 31, 2011	—	—

The total fair value of shares vested during the years ended December 31, 2010 and 2011 was $172,110 and $38,551, respectively, based on the closing share price at each vesting date.

15.	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. All of the Company’s shares (including non-vested restricted stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings. Non-vested restricted stock does not have a contractual obligation to share in the losses and therefore, are excluded from the basic loss per share calculation for the year ended December 31, 2009 due to the losses in 2009.

The Company applies the two-class method of computing earnings per share (EPS) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested restricted stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested restricted stock is fully vested from the grant date.

The Company calculates basic and diluted earnings / (loss) per share as follows:

	Year Ended December 31,
	2009	2010	2011
Numerator
Net income/(loss)	(13,311,885)	11,093,191	8,549,791
Less: Dividends declared and undistributed earnings allocated to non-vested shares	—	(16,469)	—

Net income/(loss) attributable to common shareholders, basic	(13,311,885)	11,076,722	8,549,791

Denominator
Basic Weighted average shares — outstanding	22,219,442	21,539,331	20,909,154
Effect on dilutive securities:
Non-vested restricted shares	—	—	—

Diluted Weighted average shares — outstanding	22,219,442	21, 539,331	20, 909,154

Basic earnings/(loss) per share	(0.60)	0.51	0.41

Diluted earnings/(loss) per share	(0.60)	0.51	0.41

The Company excluded the dilutive effect of the 6,501 share awards that vested during 2011 in calculating dilutive EPS for the year ended December 31, 2011, as they were anti-dilutive.

16.	Dividends Paid

On February 19, 2009, the Company’s Board of Directors declared a cash dividend for 22,310,110 common shares outstanding of $0.1875 per common share, payable on March 9, 2009 to stockholders of record on March 2, 2009. The total amount of $4,183,146 was paid on March 06, 2009.

No dividends were declared or paid during the years ended December 31, 2010 and 2011.

17.	Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2009	2010	2011
Port expenses	2,015,814	2,652,235	2,221,470
Bunkers	5,065,204	7,868,829	11,554,144
Commissions charged by third parties	1,731,276	1,612,635	1,798,427
Commissions charged by related party	1,418,024	1,396,877	1,474,495
Other voyage expenses	292,255	149,432	780,684

Total	10,522,573	13,680,008	17,829,220

	Year ended December 31,
Vessels’ Operating Expenses	2009	2010	2011
Crew wages and related costs	23,706,087	23,998,949	22,044,479
Insurance	1,696,571	1,623,582	1,410,889
Repairs and maintenance	4,574,386	4,814,718	4,940,185
Spares and consumable stores	5,641,944	5,838,470	5,886,002
Miscellaneous expenses	2,382,493	2,062,344	2,276,598

Total	38,001,481	38,338,063	36,558,153

18.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

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

•

In October 2011, the Company entered into a fourteen-month cancelable operating lease for an armored car that terminates in December 2012. Future rental commitment payable in 2012 will amount to $44,286.

•

As of December 31, 2011, the Company’s short term obligations due under the shipbuilding contracts with Mitsubishi Corporation of Japan amounted to JPY3,336,600,000 ($43,108,527). The conversion to US Dollars was based on the prevailing USD/JPY exchange rate at December 31, 2011.

•

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2011, amount to $71,878,240 during 2012, $33,510,200 during 2013, $26,601,700 during 2014, $6,933,959 during 2015 and $693,000 during 2016. These amounts do not include any assumed off-hire.

20.	Subsequent Events

(a)	On January 18, 2012, the Company paid to the shipyard the delivery installment amounting to $19,795,600 and took delivery of the “Gas Husky” (formerly Hull “K425”).

(b)

On February 14, 2012, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Kalogeros” to an unaffiliated third party for $16,800,000. The vessel is expected to be delivered in May, 2012.

(c)	On February 29, 2012, following the delivery of “Gas Tiny” to her new owners, the Company prepaid $791,823 of the then outstanding amount of the BNP loan.