Form 20-F
period 2012-12-31
StealthGas Inc.
filed 2013-04-18
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-51559

STEALTHGAS INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Erithrea 14561 Athens, Greece

(Address of principal executive offices)

Konstantinos Sistovaris

331 Kifissias Avenue, Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was:

Common Stock, par value $0.01 per share            20,627,329 shares

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐ (Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

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

Our audited and consolidated statements of comprehensive income, stockholder’s equity and cash flows for the years ended December 31, 2010, 2011, and 2012 and the consolidated balance sheets as of December 31, 2011 and 2012, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2008, 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
	2008	2009	2010	2011	2012
INCOME STATEMENT DATA
Revenues	$112,551,901	$113,045,961	$111,409,623	$118,280,752	$114,848,079
Revenues—related party	—	—	—	—	$4,364,992
Total Revenues	$112,551,901	$113,045,961	$111,409,623	$118,280,752	$119,213,071
Operating expenses:	—
Voyage expenses	4,794,987	9,104,549	12,283,131	16,354,725	11,231,340
Voyage expenses—related party	1,385,767	1,418,024	1,396,877	1,474,495	1,472,410
Vessels’ operating expenses	32,178,385	38,001,481	38,338,063	36,350,153	28,674,675
Vessels’ operating expenses—related party	—	—	—	208,000	1,917,302
Dry-docking costs	1,112,992	1,266,455	2,716,378	3,443,491	2,067,393
Management fees	4,618,025	5,230,990	5,184,055	4,760,865	4,315,720
General and administrative expenses	4,772,615	3,564,779	3,031,491	2,646,418	2,838,759
Depreciation	23,283,393	26,766,672	26,624,098	27,562,120	28,776,688
Impairment Loss	—	9,867,777	—	—	—
Forfeiture of vessel deposit and contract termination fees	—	16,500,000	—	—	—
Charter termination fees	—	(753,000)	(228,000)	—	—
Net (gain)/loss on sale of vessels	(1,673,321)	791,659	(960,696)	5,654,178	(1,372,409)
Total expenses	70,472,843	111,759,386	88,385,397	98,454,445	79,921,878
Income from operations	42,079,058	1,286,575	23,024,226	19,826,307	39,291,193
Interest and finance costs	(9,962,504)	(9,109,222)	(7,672,848)	(8,510,516)	(9,408,230)
Loss on derivatives	(2,713,055)	(5,478,163)	(6,071,638)	(2,931,404)	(1,086,258)
Interest income	743,193	250,326	315,517	83,059	221,023
Foreign exchange (loss)/ gain	(159,208)	(261,401)	1,497,934	82,345	(59,241)
Other expenses, net	(12,091,574)	(14,598,460)	(11,931,035)	(11,276,516)	(10,332,706)
Net income/(loss)	29,987,484	(13,311,885)	11,093,191	8,549,791	28,958,487
Earnings/(Loss) per share, basic	$1.35	$(0.60)	$0.51	$0.41	$1.41
Earnings/(Loss) per share, diluted	$1.34	$(0.60)	$0.51	$0.41	$1.41
Weighted (and diluted) average number of shares outstanding	22,182,118	22,219,442	21,539,331	20,909,154	20,552,568
Dividends declared per share, basic and diluted(*)	$0.75	$0.1875	$0.00	$0.00	$0.00

	As of December 31,
	2008	2009	2010	2011	2012
BALANCE SHEET DATA
Current assets, including cash	$52,458,518	$69,031,753	$45,127,547	$56,521,743	$56,263,407
Total assets	634,347,123	692,497,010	688,376,399	695,710,151	713,039,031
Current liabilities	40,774,931	69,023,455	60,269,033	56,100,855	55,808,714
Derivative liability	12,762,979	10,327,792	11,602,213	9,401,798	5,409,337
Total long-term debt, including current portion	283,693,873	345,822,070	345,085,949	351,068,181	345,352,312
Total stockholders’ equity	317,847,325	300,801,931	306,250,752	313,098,027	342,033,442
Capital stock	223,101	223,101	211,042	205,526	206,273
Number of shares of common stock outstanding	22,310,110	22,310,110	21,104,214	20,552,568	20,627,329

	Year ended December 31,
	2008	2009	2010	2011	2012
OTHER FINANCIAL DATA
Net cash provided by operating activities	$48,080,792	$48,347,343	$27,816,341	$42,375,718	$48,440,976
Net cash used in investing activities	(159,979,986)	(101,563,715)	(33,172,378)	(31,593,396)	(43,898,116)
Net cash provided by/(used in) financing activities	120,632,381	55,444,652	(10,613,735)	2,953,018	(5,710,869)

FLEET DATA
Average number of vessels(1)	38.6	42.0	38.6	37.6	36.9
Total voyage days for fleet(2)	14,018	15,240	13,835	13,368	13,342
Total time and bareboat charter days for fleet(3)	13,318	12,276	10,327	10,455	11,531
Total spot market days for fleet(4)	700	2,964	3,508	2,913	1,811
Total calendar days for fleet(5)	14,113	15,335	14,075	13,716	13,494
Fleet utilization(6)	99.3%	99.4%	98.3%	97.5%	98.9%
Fleet operational utilization(7)	97.0%	90.2%	87.3%	89.7%	95.4%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,588	$6,727	$7,064	$7,514	$7,983
Vessel operating expenses(9)	2,280	2,478	2,724	2,665	2,267
General and administrative expenses	338	232	215	193	210
Management fees	327	341	368	347	319

Total operating expenses(10)	2,618	2,711	2,939	2,858	2,477

*	We paid our first quarterly dividend since becoming a public company, of $0.1875 per share, in January 2006. In the first quarter of 2009, our Board of Directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends” and “Item 8. Financial Information—Dividend Policy.”
(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. It is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of income and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2008	2009	2010	2011	2012
Voyage revenues	$112,551,901	$113,045,961	$111,409,623	$118,280,752	$119,213,071
Voyage expenses	(6,180,754)	(10,522,573)	(13,680,008)	(17,829,220)	(12,703,750)

Charter equivalent revenues	$106,371,147	$102,523,388	$97,729,615	$100,451,532	$106,509,321

Total voyage days for fleet	14,018	15,240	13,835	13,368	13,342

Adjusted average charter rate	$7,588	$6,727	$7,064	$7,514	$7,983

(9)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(10)	Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there has been some improvement since 2011, rates remain below levels reached in 2007 and 2008 and could again decline. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2013, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2013, eight of our 33 LPG carrier vessels were deployed in the spot market while another four are scheduled to complete their existing charters within 2013. In addition, we expect to take delivery of three secondhand LPG carriers in May 2013 and six newbuilding LPG carriers in 2014 and 2015 for which we have not yet arranged employment. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of handysize LPG carriers is expected to be relatively limited in 2013. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

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

The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the recent economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has recovered somewhat, it remains relatively weak and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

We operate our LPG carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we may pay to our stockholders from quarter-to-quarter. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our quarterly operating results.

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

The product carrier and crude oil tanker shipping sectors are cyclical and have been at depressed levels, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our three product carriers are not scheduled to expire until 2016, and 2015 in the case of our crude oil tanker, if prevailing market conditions, which declined sharply in 2008 and 2009 and have remained weak, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. For the year ended December 31, 2012, charter rates in the product carrier and crude oil tanker sectors declined significantly, and have continued to be weak in the first quarter of 2013.

An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

The market supply of LPG carriers and tankers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new LPG carriers and tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of LPG carrier or tanker capacity increases and if the demand for the capacity of such vessel types decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels, which have declined, may remain at currently low, or lower, levels for a prolonged period and, over time, may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

Due to the sharp decline in the world economy and related decreases in charter rates, the market value of our vessels, particularly the product carriers and crude oil tanker, declined during the two years ended December 31,

2012. The market values of our vessels may remain at currently low, or be depressed to even lower, values for a prolonged period of time and, as was the case with the recent decreases in value, are subject to the potential significant fluctuations depending on a number of factors including:

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

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant further declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. For instance, in 2011, we sold four vessels and recorded a loss of $5.7 million, while in 2012 we sold two vessels and recorded a gain of $1.4 million. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. For example, the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in new regulatory initiatives, including raising liability caps under OPA. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

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

We believe that regulation of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, RINA SpA, and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking the dry docking can be skipped and be conducted concurrently with the special survey.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

While none of our vessels called in any ports in any countries that are subject to sanctions and embargoes during 2012, during the three year period ended December 31, 2012, two port calls in Iran were made for discharging operations by one of the vessels in our fleet, under a bareboat charter. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier, refined petroleum product carrier and oil tanker sectors of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For instance, in the third quarter of 2012 we agreed to 13% and 16% reductions in the daily charter rate payable under the bareboat charters for two of our product carriers for one year. The bareboat charters on which we deploy the tankers in our fleet, generally provide for charter rates that are above current spot market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results, operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire or when we are attempting to charter the nine LPG carriers which we have agreed to acquire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2013, of our 37 vessels, 29 were under period charters (bareboat charter and time charters), while eight were deployed in the spot market. As of April 1, 2013, 76% of our anticipated fleet days are covered by period charter contracts for the remainder of 2013 and 46% for 2014 (in each case, excluding our contracted vessels), with period charters for four of our vessels scheduled to expire in 2013, and 13 of our period charters are scheduled to expire in 2014. We have not yet arranged employment for any of the nine LPG carriers we have agreed to acquire, with three secondhand vessels scheduled to be delivered to us in May 2013 and six newbuildings scheduled for delivery in 2014 and 2015. We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our contracted LPG carrier acquisitions at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2010, approximately 43% of our revenues were derived from our four largest charter customers. For the years ended December 31, 2011 and December 31, 2012, we had only one customer from which we derived more than 10% of our revenues, namely Petredec, that accounted for 14% of our revenues and 12% of our revenues, respectively. Furthermore, for the year ended December 31, 2012, our three largest customers accounted for 28% of our revenues. Although there has been a decline in the concentration of our revenues we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-BNP and NIBC Bank N.V. and (ii) 125% under our loan agreements with Deutsche Bank (110% until June 30, 2013), DnB NOR Bank ASA, DVB Bank S.E., EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece Scotiabank and Nord LB; and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.

Our loan agreements also require that members of the Vafias family at all times own at least 15% of our outstanding capital stock and include restrictions on the payment of dividends.

As of December 31, 2012, we were in compliance with the original covenants or had waivers amending the original covenants such that we were in compliance. With respect to one facility under which a total of $26.9 million was outstanding as of December 31, 2012, we had obtained a waiver until June 30, 2013 reducing the required loan to value ratio to 110%. Upon expiry on June 30, 2013, we do not expect to be in compliance with this covenant. Management has the intention and expects to have the ability to cure this breach and as a result we may be required to prepay debt or provide additional collateral to the lenders in the form of cash in order to regain compliance with this covenant. An amount of approximately $3.7 million has been classified as restricted cash as of December 31, 2012 with respect to the anticipated need to cure such expected non-compliance. If not remedied when requested, this non-compliance would constitute an event of default and could result in the lender requiring immediate repayment of the loan and may cause cross defaults in our other indebtedness.

As a result of the restrictions in our loan agreements, or similar restrictions in our future financing arrangements with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

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

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, with vessel values deteriorating in times when LPG carrier and product carrier charter rates are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected LPG carrier and, to a greater extent, product carrier and Aframax tanker values. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. For instance, upon expiry of consecutive waivers that reduced the security coverage requirement for the period from December 31, 2010 to June 30, 2013 we expect to not be in compliance with the security cover covenant in our Deutsche Bank credit facility. As a result, we may be required to prepay debt or provide additional collateral to our lenders in the form of cash in order to regain compliance with this covenant. An amount of approximately $3.7 million has been classified as restricted cash as of December 31, 2012 in anticipation of the need to cure such expected non-compliance. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

A failure to comply with our covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may be unable to draw down the full amount of our committed credit facility if the market values of our vessels decline, which could adversely affect our ability to complete the acquisition of our LPG carrier newbuildings.

There are restrictions on the amount of cash that can be advanced to us under our committed credit facility, for which we have obtained a commitment letter and which remains subject to final documentation, based on the market value and employment of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels decline, or, in some cases, we are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our committed credit facility, obtain other financing or incur debt on terms that are acceptable to us, or at all. In addition, if we are unable to enter into definitive agreements for such credit facility, for which we have a commitment letter, we may be unable to retain replacement financing on terms acceptable to us or at all. In such an event, our ability to complete the acquisition of our newbuilding LPG carriers, four of which we intend to partially finance with borrowings under such committed credit facility, could be adversely affected and we could lose the deposits made on such vessels, or we may have to reduce our existing cash balances in order to pay for the delivery of the vessels.

We may be unable to obtain financing for the acquisition of the additional LPG carriers for which we have entered into purchase agreements.

In March 2013, we entered into separate agreements to acquire three secondhand LPG carriers for an aggregate of $43.7 million and two newbuilding LPG carriers under construction for an aggregate of $50.0 million. The three secondhand vessels are scheduled to be delivered to us in May 2013 while the two vessels under construction are scheduled to be delivered to us in 2014. We may be unable to obtain the necessary financing for the acquisition of these vessels on attractive terms or at all. If financing is not available when needed, including potentially through equity financings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Global economic conditions and disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

Global economic conditions and financial markets have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities in the year-to-date, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and have been volatile since that time. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed credit facilities in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions, including financial institutions located in Greece, which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United States, United Kingdom, Germany, The Netherlands and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, Moody’s Investor Services Inc. and other rating agencies have downgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks to reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects.

We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions. If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material effect on our business.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at a higher than anticipated cost or at all may materially affect our results of operation and our ability to implement our business strategy.

A significant increase in our debt levels may adversely affect us and our cash flows.

As of April 1, 2013 we had outstanding indebtedness of $336.0 million and we expect to incur further indebtedness as we finance the remaining purchase price of our nine contracted vessels and further expand our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, including our contracted vessels, we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, dividends and other purposes. The need to service our debt may limit our funds available for other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG, oil or oil-related transportation decreases and charter rates and vessel values are adversely affected.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currency exchange rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for all of our existing interest rate swaps, which had an aggregate notional amount of $63.1 million as of April 1, 2013, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts, even any that qualify for treatment as hedges, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we may in the future enter into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts if these were denominated in foreign currencies. As of April 1, 2013, we do not have any obligations related to shipbuilding contract in foreign currencies. However, in the past we did have exposure in Japanese Yen in respect of our obligations in Japanese Yen for the constructions of vessels in Japan. We would expect to recognize fluctuations in the fair value of such contracts in our income statement.

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

As of April 1, 2013, Stealth Maritime served as commercial manager for all our vessels and technical manager for 14 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet not deployed on bareboat charters to other technical managers, including five ships to Brave

Maritime, which is affiliated with Stealth Maritime. We are accordingly dependent upon our fleet manager, Stealth Maritime, for the administration, chartering and operations supervision of our fleet. We also intend to continue to reimburse our fleet manager, Stealth Maritime, for the salaries of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor, who are employees of Stealth Maritime. Stealth Maritime is a privately-owned company controlled by the Vafias Group and about which there is little public information. We depend on our relationship with the Vafias Group for:

•	our recognition and acceptance as owners of LPG, product and crude oil carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

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

Stealth Maritime subcontracts the technical management for some of our vessels to third parties, including crewing, operation, maintenance and repair. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place. Further, in certain circumstances, we expect that we will need to seek approval from our lenders under the terms of certain of our credit facilities to change these third party managers with respect to certain of the vessels in our fleet.

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with the Vafias Group such as the two charters we entered into in April 2012 and the agreements for the acquisition of four of our newbuilding LPG carriers in September 2012. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.

Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Companies affiliated with us, including Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. This right of first refusal does not cover product carriers or crude oil tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers is not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our fleet has grown in size, we have needed to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

We have significantly expanded our fleet since our initial public offering in October 2005, and as a consequence of this Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels now managed by Stealth Maritime. In addition, as we have expanded our fleet, we have had to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels, in particular our LPG carriers, require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of our LPG carriers under construction or our secondhand LPG carriers could harm our operating results.

In 2012 we agreed to acquire four LPG carriers under construction to be delivered to us in 2014 and 2015 upon their construction by a South Korean shipyard. In addition, in March 2013, we agreed to acquire two LPG carriers under construction to be delivered to us in 2014 upon their construction by a Japanese shipyard, and three secondhand LPG carriers built in 2006 to be delivered to us in May 2013. Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we manage for such vessels. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. Moreover, because we have agreed to acquire the LPG carriers under construction as “resales,” we do not have any direct contractual rights under the construction contracts, but rather have agreements with the seller that ordered the construction of such vessels and must rely on the seller to pursue its rights under the construction contract. In 2009, due to certain technical defects in the specifications of the vessel which became apparent to us, we cancelled the delivery of a newbuilding medium range product carrier for which we had contracted, in connection with which we forfeited a $5.75 million deposit and agreed to pay a cancellation fee of $10.75 million, and cancelled its arranged bareboat charter.

The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, including through the acquisition of the nine vessels for which we have contracted. The acquisition of these and additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG, refined petroleum products and crude oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger LPG carrier fleets through consolidations or acquisitions, and many larger fleets already compete with us in each of these sectors may be able to offer more competitive prices and fleets.

We have three medium range product carriers and one Aframax crude oil tanker; however, we principally operate LPG carriers and our lack of a diversified business could adversely affect us.

Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend primarily on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source—the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of LPG and the market for LPG products have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

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

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of April 1, 2013, the average age of the 33 LPG carriers in our fleet was approximately 11.8 years, while two of our three medium range product carriers were built in 2008 and the third in 2009 and the Aframax tanker in our fleet was built in 2010. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, insurance and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 20.6% of our outstanding common stock as of April 1, 2013 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 20.6% of our shares of common stock as of April 1, 2013, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We could become a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States holders and, in turn, us.

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

We do not believe that we were a PFIC for 2012. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2012. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2012 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2012, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2013 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10. Additional Information—Tax Consequences—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information—Tax Consequences—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

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

Our corporate governance practices are in compliance with the Nasdaq corporate governance standards. As a foreign private issuer, however, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit and compensation committee and a formal written audit and compensation committee charter. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies and we do not intend to rely on this exemption; however, if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

It may be difficult to enforce service of process and judgments against us and our officers and directors.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or “PCAOB”, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB did conduct inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently however the PCAOB is unable to conduct inspections in Greece until such time as a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board (AAOB) is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, our stockholders would be deprived of the possible benefits of such inspections.

Risks Related To Our Common Stock

The market price of our common stock has fluctuated and may continue to fluctuate in the future.

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

If the market price of our common stock again drops below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common stock.

Our Board of Directors suspended the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of the volatile global economic situation, which could reduce the revenues we obtain from chartering our vessels and reduce the market value of our vessels, our Board of Directors decided, in the first quarter of 2009, to suspend dividend payments. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Financial Covenants.”

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

In October 2005, we completed an initial public offering of 8,000,000 shares of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market under the symbol “GASS”. On August 1, 2007, we completed a follow-on public offering of 7,660,105 common shares. During 2010, we initiated a share repurchase plan under which we bought back 1,205,229 common shares in 2010 and 551,646 common shares in 2011. The shares we repurchased during 2011 are being held as treasury stock.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 40 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 16 LPG carriers so that as of December 31, 2012, we had a fleet of 33 LPG carriers, three product carriers, and one Aframax crude oil tanker. During 2012, we sold two LPG carriers in January and May, respectively, and took delivery of two newbuilding LPG carriers in January and June, respectively. As of April 1, 2013, we also had an agreement to acquire six LPG carriers under construction with expected deliveries in 2014 and 2015 and three secondhand LPG carriers with expected delivery in May 2013. Upon completion of these acquisitions our fleet will be composed of 42 LPG carriers with a total capacity of 211,222 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2013 all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers, refiners and commodities traders. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The three medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.

As of April 1, 2013, our fleet consisted of 33 LPG carriers with an average age of 11.8 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have four newbuilding LPG carriers, which are scheduled to be delivered in 2014 and 2015. In March 2013, we entered into agreements to acquire three 2006-built LPG carriers which are scheduled to be delivered to us in May 2013 and two newbuildings which are scheduled to be delivered to us in 2014.

The table below describes our fleet and its deployment as of April 1, 2013.

LPG Carriers

Name	Year Built	Vessel Size (cbm)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Gas Cathar	2001	7,517	fully-pressurized	October 2005	Time Charter	May 2013
Gas Esco	2012	7,500	fully-pressurized	June 2012	Time Charter	June 2017
Gas Husky	2012	7,500	fully-pressurized	January 2012	Bareboat Charter	January 2017
Gas Premiership	2001	7,200	fully-pressurized	March 2008	Spot	—
Gas Haralambos	2007	7,000	fully-pressurized	October 2007	Time Charter	June 2013
Gas Marathon	1995	6,572	fully-pressurized	November 2005	Spot	—
Gas Moxie	1992	6,526	fully-pressurized	May 2005	Spot	—
Gas Flawless	2007	6,300	fully-pressurized	February 2007	Spot	—
Gas Elixir	2011	5,018	fully-pressurized	February 2011	Bareboat Charter	December 2015
Gas Myth	2011	5,018	fully-pressurized	September 2011	Time Charter	November 2014
Gas Cerberus	2011	5,018	fully-pressurized	April 2011	Time Charter	July 2014
Gas Monarch	1997	5,018	fully-pressurized	December 2005	Time Charter	June 2013
Lyne	1996	5,014	fully-pressurized	May 2006	Bareboat Charter	January 2014
Gas Emperor	1995	5,013	fully-pressurized	February 2005	Spot	—
GasTexiana	1995	5,001	fully-pressurized	November 2005	Time Charter	January 2014
Sir Ivor	2003	5,000	fully-pressurized	May 2006	Bareboat Charter	January 2014
Gas Icon	1994	5,000	fully-pressurized	June 2007	Time Charter	August 2014
Gas Defiance	2008	5,000	fully-pressurized	August 2008	Time Charter	January 2015
Gas Shuriken	2008	5,000	fully-pressurized	October 2008	Time Charter	November 2014
Gas Sincerity	2000	4,123	fully-pressurized	November 2005	Bareboat Charter	August 2014
Gas Spirit	2001	4,112	fully-pressurized	December 2005	Bareboat Charter	January 2016
Gas Zael	2001	4,111	fully-pressurized	December 2005	Bareboat Charter	January 2014
Gas Kaizen	1991	4,109	semi-refrigerated	November 2004	Spot	—
Gas Evoluzione	1996	3,517	fully-pressurized	July 2007	Spot	—
Gas Astrid	2009	3,500	fully-pressurized	April 2009	Bareboat Charter	April 2014
Gas Legacy	1998	3,500	fully-pressurized	October 2005	Spot	—
Gas Sikousis	2006	3,500	fully-pressurized	August 2007	Bareboat Charter	May 2016
Gas Exelero	2009	3,500	fully-pressurized	June 2009	Bareboat Charter	June 2014
Gas Arctic	1992	3,434	semi-refrigerated	April 2005	Time Charter	January 2014
Gas Ice	1991	3,434	semi-refrigerated	April 2005	Time Charter	January 2014
Chiltern	1997	3,312	fully-pressurized	June 2007	Time Charter	May 2016
Gas Pasha	1995	3,244	fully-pressurized	June 2006	Time Charter	January 2015
Gas Crystal	1990	3,211	semi-refrigerated	November 2005	Time Charter	October 2013
Total: 33 vessels		161,822 cbm

(1)	Earliest date charters could expire.

Product Carriers/Crude Oil Tanker

Name	Year Built	Vessel Size (dwt)	Vessel Type	Delivery Date	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	medium range product carrier	January 2008	Bareboat Charter	January 2016
Navig8 Faith	2008	47,000	medium range product carrier	February 2008	Bareboat Charter	February 2016
Stealth Bahla	2009	46,000	medium range product carrier	July 2009	Time Charter	July 2016
Spike	2010	115,804	Aframax oil tanker	July 2010	Bareboat Charter	August 2015
Total: 4 vessels		255,804 dwt
Total Current Fleet: 37 Vessels

(1)	Earliest date charters could expire.

LPG Carriers to be delivered

Name	Year Built	Vessel Size (cbm)	Vessel Type	Expected Delivery Date	Employment Status
Gas Alice	2006	3,500	fully-pressurized	May 2013	—
Gas Enchanted	2006	3,500	fully-pressurized	May 2013	—
Gas Inspiration	2006	5,000	fully-pressurized	May 2013	—
TBN	2014	7,200	fully-pressurized	Q1 2014	—
TBN	2014	7,200	fully-pressurized	Q2 2014	—
TBN	2014	5,000	fully-pressurized	Q4 2014	—
TBN	2014	5,000	fully-pressurized	Q4 2014	—
TBN	2014	6,500	fully-pressurized	Q1 2015	—
TBN	2014	6,500	fully-pressurized	Q2 2015	—
Total: 9 vessels		49,400 cbm

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia, a ship management company based in Singapore, Swan Shipping Corporation based in Manila, and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. These three technical managers are supervised by Stealth Maritime.

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2014.

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

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers and tankers on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LPG charter rates, although we are then exposed to the risk of declining LPG carrier charter rates. Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2013, we had eight LPG carriers operating in the spot market, four vessels on time charters expiring in 2013, 12 on time charters expiring beyond 2013 up to 2017 and 13 on bareboat charters expiring from 2014 to

2017. In terms of coverage of the available calendar days of our fleet as of April 1, 2013 we had 76% of the available calendar days fixed under period charters for 2013, and 46% for 2014; in each case excluding the nine LPG carriers we have contracted to acquire for which we have not yet arranged employment.

While the majority of our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe and Latin America. According to industry reports the United States may increase its exports of LPG products in the near future. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2012 we had 44 customers with one customer accounting for more than 10% of our total revenues, namely Petredec which accounted for 12.5% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

Environmental and other Regulations

Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulations—International Maritime Organization (“IMO”)

The International Maritime Organization (“IMO”) (the United Nations agency for maritime safety and the prevention of pollution by ships), has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, by noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

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

Our LPG carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for LPG carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. All of our LPG carriers have Certificates of Fitness and we intend to obtain such certificates for the vessels that we have agreed to acquire.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5,000. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The exchange rate between SDRs and U.S. dollars was 1.54 U.S dollars per SDR unit on December 28, 2012. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as

amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008 and as of March 31, 2013, has been ratified by 68 states. In other jurisdictions, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

Our LPG vessels and product carriers may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, 2010 HNS Convention), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs that may be needed to comply with its requirements should it enter into force.

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

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

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

On March 23, 2012 the U.S. Coast Guard adopted new ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and establish standards for ballast water management systems. The new requirements are being phased in based on the size of the vessel and its next drydocking date and could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or could otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. On March 28, 2013, the EPA issued a new VGP to replace the existing VGP when it expires in December 2013. We have submitted NOI (Notice Of Intent) for discharges Incidental to the Normal Operation of a Vessel under the existing VGP to the US EPA for all our ships trading in US waters, and intend to obtain coverage under the new VGP for such vessels. We do not believe that the costs associated with complying with the obligations of the existing VGP will have a material impact on our operations, but we may incur costs to comply with the new VGP.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. No new treaty was adopted at the December 2010 United Nations Climate Change Conference in Cancun, but agreements were signed extending the deadline for deciding whether to extend the validity of the Kyoto Protocol and requiring developed countries to raise the levels of their emission reductions while assisting less developed countries to do the same. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. There is pressure to include shipping in any new treaty. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The EU intends to expand its existing emissions trading scheme to vessels, and IMO’s Marine Environment Protection Committee has adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and will apply to new vessels. Currently operating vessels must develop Ship Energy Efficiency Plans. These requirements entered into force in January 2013 and could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, the American Bureau of Shipping and RINA SpA. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be met concurrently with the special survey.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 80,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2013, our LPG carrier fleet had an average age of 11.8 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2013, we believe we had one of the largest single-owned fleets in our sector (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

Ownership of medium range product carriers and crude oil tankers capable of transporting crude oil and refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent tanker owners. Many oil companies and other oil trading companies, the principal charterers of our product carriers and crude oil tankers, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years. We have limited exposure to seasonality with respect to our product carriers as two of them are deployed on fixed rate bareboat charters expiring in the first quarter of 2016 and the third is deployed on a fixed rate time charter expiring in the third quarter of 2016. Similarly, the Aframax crude oil tanker is deployed in a five-year fixed rate bareboat charter expiring in the third quarter of 2015.

C. Organizational Structure

As of December 31, 2012, we are the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet see “Item 4. Information on the Company—Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

We have no freehold or material leasehold interest in any real property. We lease office space from the Vafias Group. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space.”

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. We own a fleet of 33 LPG carriers that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM, three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. As of December 31, 2012 and April 1, 2013, our fleet consisted of 33 LPG carriers, three product carriers and an Aframax tanker. We are expecting the delivery of three secondhand LPG carriers in May 2013 and six LPG carriers currently under construction in 2014 and 2015. Once these acquisitions are completed, assuming no other acquisitions or disposals, our fleet will be composed of 42 LPG carriers with a total capacity of 211,222 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker.

For the years ended December 31, 2012, 2011 and 2010, we owned an average of 36.9, 37.6 and 38.6 vessels, respectively, generating revenues of $119.2 million, $118.3 million and $111.4 million, respectively.

We, through Stealth Maritime, manage the employment of our fleet. We intend to continue to deploy our fleet under period charters including time and bareboat charters, which can last up to several years, and spot market or voyage charters, which generally last from one to six months, subject to market conditions. Period charters and short term time charters are for a fixed period of time.

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

As of April 1, 2013, 10 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. Of the remaining vessels in our fleet, as of April 1, 2013, eight were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2013, 76% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2013 and 46% for 2014 (in each case excluding the nine LPG carriers which we have agreed to acquire, for which we have not yet arranged employment). The corresponding forward coverage as of April 1, 2012 was 80% for the remainder of 2012 and 55% for 2013. During 2012, we arranged 12 new charters of more than 12 months’

duration, in order to increase our forward coverage. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

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

•

Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days (excluding commercially idle days) during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. During 2009 and 2010 there was a downturn in market conditions resulting in lower charter rates and vessel utilizations, in part due to charterers seeking to limit their period charter commitments. Since the last quarter of 2011, LPG carrier market conditions have improved with higher LPG carrier charter rates and utilization levels, and as of April 1, 2013, we had eight vessels trading in the spot market. We expect to take delivery of three 2006-built LPG carriers in May 2013 and six LPG carrier newbuildings in 2014 and 2015, for which we will need to arrange employment. Rates remain below highs reached in 2007 and 2008, however, and remain subject to downside risks, including, in the event of increased weakness in the global economy and lower demand for the transport of LPG.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, the three product carriers are deployed on a fixed rate charters expiring in 2016, while the Aframax tanker is deployed on a fixed rate charter that expires in 2015, which will limit our exposure to fluctuations in charter rates for these vessels, although we agreed to rate reductions under the charters for two of our product carriers in December 2012, which is a reflection of prevailing market rates for product carriers and Aframax tankers which are below the current charter rates for our tankers.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2010, 2011 and 2012. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term fixed rate charters.

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

We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier, product carrier or crude oil tanker charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 57.5% of total voyage expenses for the year ended December 31, 2012, 64.8% for the year ended December 31, 2011 and 57.5% for the year ended December 31, 2010. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2012, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 11.3%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2013, we had eight vessels in the spot market for which we pay bunker and port expenses; the corresponding number as of April 1, 2012 was four.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed, (time, bareboat or spot charter) also affects our operating expenses because for vessels that we deploy on bareboat charters we do not pay for their operating expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During 2012 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf that is included in the cost of the vessel. From these management fees paid to Stealth Maritime, Stealth Maritime pays the three technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the year ended December 31, 2012, such compensation was in the aggregate amount of $1.55 million.

We had an amount of $0.5 million of unrecognized stock-based compensation expense as of December 31, 2012, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2012. Such expense will be recognized as general and administrative expenses, ratably over the vesting period until September 30, 2014.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred that may affect the volatility of our results. During 2012, we dry docked six vessels at a total cost of $2.1 million. We expect that during 2013 our dry docking costs will be at similar levels, as five vessels are due to be dry docked.

Gain and Loss on Sale of Vessels

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

During the year ended December 31, 2012, we sold two vessels, the Gas Tiny, and the Gas Kalogeros and based on the agreed sales prices we recorded an aggregate net profit on sales of vessels of $1.4 million. During the year ended December 31, 2011, we sold four vessels, the Gas Shanghai, the Gas Czar, the Gas Chios and the Gas Nemesis and based on the agreed sales prices we recorded an aggregate net loss on sales of vessels of $5.7 million. During the year ended December 31, 2010 we sold five vessels, the Gas Natalie, Gas Prophet, Gas Texiana, Gas Prodigy and the Gas Eternity, and we recorded a net gain on sale of these five vessels of $1.0 million.

Loss on Derivatives

Our interest rate swap arrangements are not accounted for as hedges. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under “Loss on Derivatives.” This increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps directly to our statement of income.

Interest Expense and Finance Costs

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, which are described in the “—Credit Facilities” section below. We incur interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are capitalized and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels as described in the “—Liquidity and Capital Resources” section below.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

The average number of vessels in our fleet was 36.9 in the year ended December 31, 2012 compared to 37.6 in the year ended December 31, 2011.

REVENUES—Voyage revenues for the year ended December 31, 2012 were $119.2 million compared to $118.3 million for the year ended December 31, 2011, an increase of $0.9 million. Total calendar days for our fleet were 13,494 in the year ended December 31, 2012 compared to 13,716 for the year ended December 31, 2011; the difference was due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2012, 5,181, or 38.4% were bareboat charter days and 6,350, or 47.1% were time charter days. This compares to 3,938, or 28.7%, bareboat charter days and 6,517, or 47.5%, time charter days in 2011. Our fleet operational utilization was 95.4% and 89.7% for the years ended December 31, 2012 and December 31, 2011, respectively. Despite the decrease in the average number of vessels in our fleet and the increase in bareboat charter days, revenues increased in 2012 due primarily to the higher prevailing charter rates for handysize LPG carriers.

VOYAGE EXPENSES—Voyage expenses were $12.7 million for the year ended December 31, 2012 and were $17.8 million for the year ended December 31, 2011 a decrease of $5.1 million, or 28.7%. These consisted largely of bunker charges in the amount of $7.3 million for 2012 compared to bunker charges in the amount of $11.6 million for 2011, a decrease of $4.3 million, due to the decrease in the number of spot charter days and corresponding increase in the number of time and bareboat charter days. Under spot charters we are responsible for paying for bunker consumption. Voyage expenses also included port expenses of $1.7 million for the year ended December 31, 2012 compared to $2.2 million for the year ended December 31, 2011, a decrease of $0.5 million and commissions to third parties which were $1.8 million for the year ended December 31, 2012, similar to the equivalent amount for the year ended December 31, 2011.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $30.6 million for the year ended December 31, 2012 and were $36.6 million for the year ended December 31, 2011, a decrease of $6.0 million, or 16.4%. The main reason for this decrease is the reduction in crew wages and related costs that were $19.3 million for the year ended December 31, 2012 compared to $22.0 million for the year ended December 31, 2011, since more vessels operated under bareboat charters in the year ended December 31, 2012 whereby the charterers pay for costs related to crewing. Other components of vessel operating expenses were spares and consumable stores, which decreased from $5.9 million in the year ended December 31, 2011 to $5.3 million in the year ended December 31, 2012, while repairs and maintenance costs were $3.0 million in the year ended December 31, 2012 compared to $4.9 million for the year ended December 31, 2011.

DRY DOCKING COSTS—Dry docking costs were $2.1 million for the year ended December 31, 2012 and were $3.4 million for the year ended December 31, 2011, a decrease of $1.3 million, or 38.2%. Dry docking costs decreased due to a decrease in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2012 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2011. For the year ended December 31, 2012, six vessels were dry docked compared to nine vessels for the year ended December 31, 2011.

MANAGEMENT FEES—Management fees were $4.3 million for the year ended December 31, 2012 and were $4.8 million for the year ended December 31, 2011, a decrease of $0.5 million or 10.4%. For the year ended December 31, 2012, out of 13,494 total calendar days, 61.6% related to vessels under time or spot charter while for the year ended December 31, 2011, out of 13,716 total calendar days, 68.8% related to vessels under time or spot charter. Accordingly, both the total number of calendar days due to the decrease in the average size of our fleet and the number of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, decreased in 2012 from 2011. As a result of the above, the management fees decreased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $2.8 million for the year ended December 31, 2012 and were $2.6 million for the year ended December 31, 2011, an increase of $0.2 million, or 7.7%. Included in the General and administrative expenses for the years ended December 31, 2012 and December 31,2011 are $1.6 million and $1.2 respectively paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 36.9 average number of vessels in our fleet for the year ended December 31, 2012 were $28.8 million compared to $27.6 million for the 37.6 average number of vessels in our fleet for the year ended December 31, 2011, an increase of $1.2 million, or 4.3%. The increase is due to the two newbuilding LPG carriers that we acquired during 2012, which have a higher book value compared to the two older vessels that were sold during the same year.

NET GAIN/LOSS ON SALE OF VESSELS—Following the sale of two vessels, the Gas Tiny, and the Gas Kalogeros, we recorded a net gain on the sale of these two vessels for the year ended December 31, 2012 of $1.4 million. This compares to the sale of four vessels, the Gas Shanghai, Gas Chios, Gas Czar and the Gas Nemesis, during 2011, whereby we recorded a net loss on the sale of these four vessels for the year ended December 31, 2011 of $5.7 million.

INTEREST AND FINANCE COSTS, NET—Net interest and finance costs were $9.4 million for the year ended December 31, 2012 and were $8.5 million for the year ended December 31, 2011, an increase of $0.9 million, or 10.6%. This resulted despite the decrease in the average debt outstanding from $351.1 million during the year ended December 31, 2011 to $345.4 million in the year ended December 31, 2012 due to the higher average interest rate including margin which increased to 2.39% for the year ended December 31, 2012, compared to 2.23% for the year ended December 31, 2011.

LOSS ON DERIVATIVES—For the years ended December 31, 2012 and December 31, 2011, we incurred a loss on derivatives of $1.1 million and $2.9 million, respectively. The loss on derivatives for the year ended December 31, 2012 is related to our interest rate swap agreements and consists of a cash loss of $4.6 million due to the higher fixed rates we pay compared to the lower floating rates we received during 2012 and a non-cash gain of $3.5 million due to the change in the fair value of these contracts. We had no foreign currency contracts during 2012 The loss on derivatives for the year ended December 31, 2011 consists of a cash gain on our foreign currency forward contracts denominated in Japanese Yen totaling $6.3 million due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2011, a cash loss of $5.5 million on interest rate swaps due to the continuous low interest rate environment with the floating rates we receive under the swap agreements decreasing below the fixed rates we paid under the same agreements and a non-cash loss of $3.7 million due to the change in the fair values of our interest rate swaps and foreign currency contracts. The interest rate swap agreements’ fair value was recorded in our balance sheet as a liability and the foreign currency contracts as an asset.

INTEREST INCOME—Interest income was $0.2 million for the year ended December 31, 2012, compared to $0.1 million for the year ended December 31, 2011, an increase of $0.1 million, related to higher average cash balances on deposit throughout the year ended December 31, 2012 compared to the year ended December 31, 2011.

FOREIGN EXCHANGE GAIN/(LOSS)— For the year ended December 31, 2012, we incurred a foreign exchange loss of $0.1 million. For the year ended December 31, 2011, we incurred a foreign exchange gain of $0.1 million.

NET INCOME—As a result of the above factors, we recorded a net income of $29.0 million for the year ended December 31, 2012, compared to net income of $8.5 million for the year ended December 31, 2011.

Year ended December 31, 2011 compared to the year ended December 31, 2010

The average number of vessels in our fleet was 37.6 in the year ended December 31, 2011 compared to 38.6 in the year ended December 31, 2010.

REVENUES—Voyage revenues for the year ended December 31, 2011 were $118.3 million compared to $111.4 million for the year ended December 31, 2010, an increase of $6.9 million, or 6.2%. Total voyage days for our fleet were 13,368 in the year ended December 31, 2011 compared to 13,835 for the year ended December 31, 2010 due to the decrease in the average number of vessels in our fleet. Of the total voyage days in 2011, 10,455, or 78.2%, were either time charter or bareboat charter days and 2,913, or 21.8%, were spot charter days. This compares to 10,327, or 74.6%, time or bareboat charter days and 3,508, or 25.4%, spot charter days in 2010. Our fleet operational utilization was 89.7% and 87.3% for the years ended December 31, 2011 and December 31, 2010, respectively. Despite the decrease in the average number of vessels in our fleet, revenues increased in 2011 due primarily to the higher prevailing charter rates for LPG carriers.

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

VESSEL OPERATING EXPENSES—Vessel operating expenses were $36.6 million for the year ended December 31, 2011 and were $38.3 million for the year ended December 31, 2010, a decrease of $1.7 million, or 4.4%. The main reason for this decrease was the reduction in crew wages and related costs that were $22.0 million for the year ended December 31, 2011 compared to $24.0 million for the year ended December 31, 2010, since more vessels operated under bareboat charters in the year ended December 31, 2011 under which the charterers pay for costs related to crewing. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.8 million in the year ended December 31, 2010 to $5.9 million in the year ended December 31, 2011, while repairs and maintenance costs were $4.9 million in the year ended December 31, 2011 compared to $4.8 million for the year ended December 31, 2010.

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

LOSS ON DERIVATIVES—For the years ended December 31, 2011 and December 31, 2010, we incurred a loss on derivatives of $2.9 million and $6.1 million, respectively. The loss on derivatives for the year ended December 31, 2011 consisted of a cash gain on our foreign currency forward contracts denominated in Japanese Yen totaling $6.3 million due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2011, a cash loss of $5.5 million on interest rate swaps due to the continuous low interest rate environment with the floating rates we received under the swap agreements decreasing below the fixed rates we paid under the same agreements and a non-cash loss of $3.7 million due to the change in the fair values of our interest rate swaps and foreign currency contracts. The interest rate swap agreements’ fair value was recorded in our balance sheet as a liability and the foreign currency contracts as an asset.

INTEREST INCOME—Interest income was $0.1 million for the year ended December 31, 2011, compared to $0.3 million for the year ended December 31, 2010, a decrease of $0.2 million, related to lower deposit rates achieved on cash balances and lower average cash balances on deposit throughout the year ended December 31, 2011 compared to the year ended December 31, 2010.

FOREIGN EXCHANGE GAIN—For the year ended December 31, 2011, we had a foreign exchange gain of $0.1 million. For the year ended December 31, 2010, we had a foreign exchange gain of $1.5 million. The $1.5 million gain resulted primarily from revaluation of Yen deposits that we held during the year ended December 31, 2010, that were accumulated through several foreign exchange swap transactions the Company had previously entered into.

NET INCOME—As a result of the above factors, we recorded a net income of $8.5 million for the year ended December 31, 2011, compared to net income of $11.1 million for the year ended December 31, 2010.

B. Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $42.3 million and $7.3 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales. We last raised capital through an equity offering in a follow-on public offering in the third quarter of 2007. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt, implement our share repurchase programme and fund working capital requirements.

Our liquidity needs, as of December 31, 2012 through the end of 2013, primarily relate to scheduled debt repayment, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of three secondhand LPG carriers for an aggregate of $43.7 million and a $12.5 million deposit payment for two newbuilding vessels we have agreed to acquire for an aggregate of $50.0 million. We expect to fund the payments due in 2013 for these vessels with available cash and borrowings under a new credit facility that we intend to seek to arrange. Beyond 2013, our liquidity needs will additionally include capital expenditures for the balance of the purchase price due upon delivery of these two newbuildings and four additional LPG carrier newbuildings which we have contracted to acquire for an aggregate purchase price of $96.0 million. In 2012 we paid a $19.2 million deposit for these four additional LPG carrier newbuildings and the $76.8 million balance of the purchase price is payable at the time of the vessels’ respective scheduled deliveries in 2014 and 2015. We expect to fund the remaining amount of the purchase price through existing and internally generated funds and a new credit facility, for which we have obtained a commitment letter, of up to $62.5 million or $67.2 million, depending on the vessels’ employment at the time of their respective deliveries in 2014 and 2015. We expect to fund the $37.5 million balance of the purchase price for the other two newbuildings scheduled to be delivered in 2014 through internally generated funds, including cash on hand, and additional borrowings under credit facilities, which we have not yet arranged. We may also consider equity issuances to fund these or additional vessel acquisitions as part of our strategic fleet expansion.

As of December 31, 2012, our aggregate debt outstanding was $345.4 million, of which $35.8 million was payable within 12 months.

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

Of our existing fleet of 37 vessels as of April 1, 2013, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Gas Texiana, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

In 2009, we entered into a cash conservation approach, which included cost containment efforts and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the general uncertainties in the global economy. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice. As of April 1, 2013, 1.8 million shares of common stock had been repurchased at an aggregate cost of $8.5 million. No share purchases had been made since 2011.

Cash Flows

Net cash provided by operating activities—was $48.4 million for the year ended December 31, 2012, $42.4 million for the year ended December 31, 2011, and $27.8 million for the year ended December 31, 2010. This represents the net amount of cash, after expenses, generated by chartering our vessels. The increases in net cash provided by operating activities in 2011 and again in 2012 were mainly due to the increases in revenues generated by operations and a decrease in expenses, mainly voyage and operating expenses. During 2010 we also paid $8.1 million related to the cancellation of the purchase of the Stealth Argentina that was agreed upon during 2009, while during 2011 the last payment installment of $2.7 million was made relating to such cancellation.

Net cash used in investing activities—was $43.9 million for the year ended December 31, 2012 and $31.6 million for the year ended December 31, 2011 and $33.2 million for the year ended December 31, 2010. During 2012 we sold two vessels, the Gas Tiny and Gas Kalogeros, with net proceeds of $18.1 million. During 2011 we sold four vessels, the Gas Shanghai, the Gas Chios, the Gas Czar and the Gas Nemesis, with net proceeds of $25.0 million. During 2012, outflows of $42.4 million reflect payments to the shipyard for the delivery of Gas Husky and Gas Esco while $19.2 million was paid as a deposit for the acquisition of four newbuilding vessels under construction. During 2011, outflows of $43.8 million reflect payments on the delivery from the shipyard of the Gas Cerberus, the Gas Elixir and the Gas Myth and $11.2 million of installments paid to the shipyard with respect to the two remaining newbuilding LPG carriers, the Gas Husky and the Gas Esco.

During 2010, we sold five vessels, the Gas Prophet, the Gas Texiana, the Gas Prodigy, the Gas Eternity and the Gas Natalie, with net proceeds of $37.1 million. During 2010, outflows of $57.1 million and $13.8 million reflect the acquisition of the Spike and shipyard installments for the Gas Cerberus, Gas Elixir, Gas Myth, Gas Husky and Gas Esco.

Net cash used in financing activities—was $5.7 million for the year ended December 31, 2012 consisting of $43.3 million in finance proceeds for the acquisition of the Gas Husky and Gas Esco and $49.0 million in loan repayments, of which $35.3 million were regular loan installments and $13.6 million were repayments of loans related to the sale of the Gas Tiny and Gas Kalogeros. For the year ended December 31, 2011, net cash provided by financing activities was $3.0 million consisting mainly of $49.4 million of finance proceeds from borrowings for the delivery of the Gas Elixir, Gas Cerberus and Gas Myth, $2.2 million paid for stock repurchases and $43.4 million of loan repayments under existing credit facilities. For the year ended December 31, 2010, $10.6 million was used in financing activities, reflecting $45.0 million of finance proceeds from borrowings under a loan agreement for the purchase of the Spike, $6.3 million paid for stock repurchases under the stock repurchase programme and $45.7 million in loan repayments under the existing credit facilities including $14.4 million of loan repayments due to sale of four vessels securing such debt.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $345.4 million, as of December 31, 2012 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 10 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 17, 2006	$22.5	May 2016	Quarterly	$1.00	$8.50	Sir Ivor, Lyne, Gas Kaizen, Gas Emperor, Gas Moxie, Gas Ice, Gas Arctic

December 5, 2005	$40.42	Mar 2016	Semi-Annual	$3.20	$20.0	Gas Marathon, Gas Sincerity, Gas Cathar, Gas Legacy, Gas Monarch, Gas Flawless, Gas Premiership

June 6, 2006	$2.71	Jun 2016	Semi-Annual	$0.24	$1.05	Gas Pasha
June 21, 2007	$3.13	Jun 2015	Semi-Annual	$0.34	$1.45	Gas Icon
	$27.71	Dec 2017	Semi-Annual	$1.54	$12.30	Navig8 Fidelity

July 30, 2008	$25.48	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

February 12, 2008	$26.88	Feb 2020	Quarterly	$0.63	$8.75	Navig8 Faith

October 9, 2008	$10.21	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis
February 18, 2009	$13.47	Apr 2014	Quarterly	$0.41	$10.99	Gas Astrid, Chiltern
	$10.14	Jul 2014	Quarterly	$0.22	$8.63	Gas Exelero

June 25, 2009	$17.43	Jul 2014	Semi-Annual	$1.08	$13.12	Gas Haralambos, Gas Spirit

February 19, 2009	$22.08	Jul 2019	Quarterly	$0.39	$11.55	Stealth Bahla

January 30, 2009	$37.35	Oct 2016	Quarterly	$0.85	$24.60	Spike, Gas Zael

February 1, 2011	$14.58	Mar 2018	Quarterly	$0.28	$8.80	Gas Elixir
	$14.80	Apr 2018	Quarterly	$0.28	$8.70	Gas Cerberus
	$15.13	Sep 2018	Quarterly	$0.28	$8.80	Gas Myth
March 1, 2011	$20.63	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$20.75	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco

The interest rates on the outstanding loans as of December 31, 2012 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 2.39% for the year ended December 31, 2012 and 2.23% for the year ended December 31, 2011.

As of April 1, 2013, three of our 37 vessels, the Gas Crystal, the Gas Evoluzione and the Gas Texiana, were unencumbered. Other than amounts to be drawn down under the new credit facility for the partial financing of the four LPG vessels under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

In November 2012, we entered into a commitment agreement with a bank to partially finance the acquisition of four under construction LPG carriers, scheduled to be delivered to us in 2014 and 2015, in an amount equal to (i) the lesser of $62,500,000 or 65% of the vessels’ charter free market value at the time of delivery or (ii) the lesser of $67,200,000 or 70% of the vessel’s charter free market value if at the time of their delivery we have arranged for a one-year charter for two of these vessels. The total facility is repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment. The term loan’s interest rate is LIBOR plus a margin. In addition to a first priority mortgage over the vessels, the term loan is secured by the assignment of the vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. The credit facility will contain similar events of default and financial covenants as those contained in our other credit facilities and a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under the loan of 125%, other than during the first three years after both tranches of the loan have been drawn, when this required ratio will be 120% in the case of 70% financing.

Financial Covenants

Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value, maintenance clause) at all times in excess of (i) 130% under our loan agreement with BNP-Paribas and NIBC Bank N.V., (ii) 125% under our loan agreements with DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank and (iii) 110% under our loan agreement with Deutsche Bank through June 30, 2013 and 125% thereafter;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•	ensure that members of the Vafias family at all times own at least 15% of our outstanding capital stock.

In addition, our loan agreement with BNP Paribas Bank requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank and Deutsche Bank each require us to maintain a cash balance equivalent to $200,000 for each vessel mortgaged to Scotiabank or Deutsche Bank, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent to $800,000 with Emporiki Bank at all times our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent to $200,000 with EFG Eurobank at all times; our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank, while our loan agreement with DVB Bank requires us to maintain at the end of each quarter a free cash balance of $10,000,000.

Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow generally on a rolling 12 months basis.

As of December 31, 2010, we were in breach of the value maintenance clause in our loan facility with Deutsche Bank and we obtained a waiver of the above covenant breach. In connection with this waiver agreement, which reduced the value maintenance requirement from 125% to 110% through March 31, 2012, we agreed to make a repayment on the outstanding balance of the credit facility of $1.5 million in May 2011 and to maintain a minimum charter hire rate level for the vessel mortgaged under the loan facility. We and Deutsche Bank agreed to a reduction in the margin from the higher interest rate margin level agreed in connection with previous waiver agreements. The waiver reducing the required loan to value ratio to 110% until March 31, 2012, was subsequently extended up to June 30, 2013. Upon waiver expiry on June 30, 2013, the value maintenance requirement will revert to 125% and we do not expect to be in compliance with the loan to value ratio. Management has the intention and expects to have the ability to cure this breach by prepaying a portion of the debt or providing additional collateral to the lenders in the form of cash in order to regain compliance with this covenant. An amount of approximately $3.7 million has been classified as restricted cash as of December 31, 2012 in anticipation of the need to cure such expected non-compliance.

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

After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there was some improvement beginning late in 2010 and through 2012, rates remain below levels reached in 2007 and 2008 and could again decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the LPG sector of 3,000 to 8,000 cbm handysize LPG carriers is expected to be relatively limited in 2013 and 2014.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past two years and the global financial conditions credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities, among other, to finance their acquisitions. Scarcity of credit facilities may impede our ability to grow our fleet. During 2012 we acquired two LPG carriers; for both these vessels we had arranged for credit facilities and used them to pay for a portion of the acquisition cost. As of April 1, 2013 we have four LPG carriers that are currently under construction and have committed financing in place, as well as three LPG carriers that we intend to take delivery of during May 2013 and another two LPG carriers currently under construction for which we have not yet arranged committed financing.

Please see “Item 3. Key Information—D. Risk factors” for a discussion of the material risks inherent in our business.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

Contractual obligations as of December 31, 2012 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2013)	1-3 years (2014-2015)	3-5 years (2016-2017)	More than 5 years (After January 1, 2018)
Long-term debt obligations	$345,352	$35,788	$99,730	$104,755	$105,079
Interest on principal amounts outstanding(1)	44,113	10,354	15,763	10,889	7,107
Management fees(2)	6,685	4,390	2,295	—	—
Vessel purchase agreements(3)	76,800	—	76,800	—	—

Total	$472,950	$50,532	$194,588	$115,644	$112,186

(1)	Based on assumed LIBOR rates of 0.2836% for 2013, 0.4340% for 2014, 0.6303% for 2015, 1.0763% for 2016, 1.7151% for 2017 and 2.3582% thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our nine contracted vessels). We will also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf.
(3)	In addition, in March 2013, we agreed to acquire three secondhand LPG carriers and two newbuilding LPG carriers for an aggregate purchase price of $93.7 million. Of this amount, $43.7 million is payable upon delivery of the three secondhand vessels’ expected delivery in May 2013, $12.5 million is payable as a deposit in May 2013 for the newbuildings scheduled for delivery in 2014, with the remaining $37.5 million payable upon delivery of the newbuildings.

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

Impairment or disposal of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets in connection with our performance of an annual review on December 31 and if indicators of impairment are present. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of comprehensive income.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. Despite the apparent steadiness in the values of our LPG fleet, the decline in global economy was considered to be an indicator of potential impairment. As of December 31, 2012, we performed the step one, undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions. Projected cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and estimates based on ten year historical average rates (base rate) when there is no charter in place with an annual 2% increase. We also assume an average annual inflation rate of 3% for operating expenses and a utilization rate of 97.4%. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support each vessel’s carrying values as of December 31, 2012 and December 31, 2011.

Our impairment test exercise is highly sensitive on variances and future estimates of the time charter rates. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2012 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2012, of the percentage difference between the current average rates for our fleet compared with the base rates (10 year historical averages) used in the impairment test, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our current rates as compared with base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	1.40%	—	—	—	—	—	—
Product Carriers	11.80%	—	—	3	$2.6	3	$2.3
Aframax Tanker	-16.60%	—	—	—	—	1	$0.9

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may remain at relatively low levels for some time, or decline, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Based on the carrying value of each of our vessels as of December 31, 2012 and what we believe the charter-free market values of each of our vessels was as of December 31, 2012, 19 of our 37 vessels in the water may have current carrying values above their market values (15 of our 37 vessels in the water as at December 31, 2011). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $83 million and $84 million as of December 31, 2012 and 2011, respectively. However, we believe that, with respect to these 19 vessels, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2012, and accordingly has not recorded an impairment charge.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2012 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Vessels acquisitions: Our vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage, broker’s fees). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.

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

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2013, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	35	President, Chief Executive Officer and Class III Director	2004	2015
Michael G. Jolliffe	63	Chairman of the Board, Class II Director	2004	2013
Lambros Babilis	45	Deputy Chairman and Class I Director	2007	2014
Markos Drakos	53	Class III Director	2006	2015
John Kostoyannis	47	Class II Director	2010	2013
Konstantinos Sistovaris	35	Chief Financial Officer	—	—

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

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and telemarketing. Mr. Jolliffe is Deputy Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ, a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc a gold and copper mining company quoted on the London AIM market.

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

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

Konstantinos Sistovaris, our Chief Financial Officer, joined us in February 2011. Mr. Sistovaris has 11 years of experience in banking and finance operations. Before joining the company, he worked in senior positions in the finance department of our affiliated manager Stealth Maritime S.A. since 2004 and, in such capacity, was involved in the initial public offering of the Company. Prior to this, Mr. Sistovaris worked in New York City in the finance department at Atlantic Bank of New York. Mr. Sistovaris holds an undergraduate degree in economics from Brown University, and an MSc in Law and Accounting from the London School of Economics.

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. The aggregate of such compensation for 2012, 2011, and 2010 was $1.55 million, $1.19 million, and $1.31 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2009, 2010 and 2011. In November 2012, we awarded an aggregate of 74,761 restricted shares of common stock to directors and officers that vest on September 30, 2014. The restricted shares are subject to forfeiture until they become vested.

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

At December 31, 2012 and April 1, 2013, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

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

During the fiscal year ended December 31, 2012, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2012 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2013 and in 2014. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Corporate Governance

Our Board of Directors and our company’s management reviews our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the Nasdaq Stock Market and the SEC.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2013, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent.

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

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors, as well preparing an Audit Committee Report to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•

reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board;

•

retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

D. Employees

Our manager employs and provides us with the services of our President and Chief Executive Officer, our Chief Financial Officer, our Deputy Chairman and Executive Director and our Internal Auditor. In each case their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2012, 306 officers and 315 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2005 Equity Compensation Plan which we refer to as the Plan. The Plan is generally administered by the Compensation Committee of our Board of Directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our Board of Directors or by the Compensation Committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to re-price outstanding stock options or stock appreciation rights. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. No awards were made under the Plan for the years ended December 31, 2010 and December 31, 2011. In 2012, we awarded an aggregate of 74,761 shares of our common stock to our directors and officers that vest on September 30, 2014. As of April 1, 2013, 324,766 shares of our common stock had been granted under the Plan since its adoption in 2005.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 15, 2013 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 15, 2013 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 20,627,329 shares of common stock outstanding as of April 15, 2013. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	19.4%
Royce & Associates, LLC(2)	1,293,300	6.3%

Executive Officers and Directors
Harry N. Vafias(1)	4,246,055	20.6%
Konstantinos Sistovaris	*	*
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (6 persons)	4,305,946	20.9%

*	Less than 1%.
(1)	According to Amendment No. 2 to a Schedule 13G jointly filed with the SEC on July 27, 2009 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,246,055 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.
(2)	According to Amendment No. 3 to Schedule 13G filed with the SEC on January 29, 2013, Royce & Associates, LLC beneficially owns 1,293,300 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2013, we had approximately 19 shareholders of record. Six of the stockholders of record were located in the United States and held in the aggregate 15,903,230 shares of common stock representing approximately 77.1% of our outstanding shares of common stock. However, the six United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 15,901,692 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On March 22, 2010 our Board of Directors approved a repurchase programme of our common stock of up to $15.0 million. There is no fixed time period for this repurchase programme. As at April 1, 2013, 1,756,875 shares of common stock had been repurchased of which 551,646 were held as treasury stock. No shares have been repurchased since September 2011. We may discontinue this programme at any time.

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

In the year ended December 31, 2012, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2010, 2011 and 2012 were $5.2 million, $4.8 million and $4.3 million respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period we are charged $500 for each additional day. In the year ended December 31, 2012 we paid $0.2 million related to onboard supervision.

We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2010, 2011 and 2012, total brokerage commissions of 1.25% amounted to $1.4 million, $1.5 million and $1.6 million respectively, and were included in voyage expenses. For the years ended December 31, 2010, 2011 and 2012, the amounts of $0.6 million, $0.6 million and $0.6 million respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee. For the years ended December 31, 2010, 2011 and 2012 the amounts of $0.4 million, $0.3 million and $0.2 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the years ended December 31, 2012, 2011 and 2010, such compensation was in the aggregate amount of $1.55 million, $1.19 million and $1.31 million, respectively.

In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or shareholder) is our fleet manager or Harry N. Vafias, is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. Stealth Maritime has also agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer Harry N. Vafias has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or director of us. This right of first refusal does not prohibit Stealth Maritime or an entity controlled by Mr. Vafias from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers.

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

Office Space

We lease office space from the Vafias Group. In the year ended December 31, 2012, 2011 and 2010, we made lease payments of $76,420, $55,214 and $57,850, respectively. The lease expired on January 3, 2012 and was renewed for two years at a rate of €58,800 per year.

Vessel Acquisitions and Charters

On June 4, 2010, we entered into a memorandum of agreement to acquire from an affiliated entity of the Vafias Group an under construction Aframax crude oil tanker named “Spike” (formerly “Hull No 1757”) for $56.5 million which was delivered to us on July 27, 2010. The acquisition price for this vessel was set at the average of the assessed value of the acquired vessel by two unaffiliated international sale and purchase brokers.

In April 2012, we entered into time charter agreements with an affiliated entity of the Vafias Group for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter is four years and there is an option to extend the charter for an additional year. The five-year charter for the Gas Esco commenced in June 2012. Revenues from these two charters for the year ended December 31, 2012 were $4.4 million while vessel operating expenses for the Alpine Endurance and the Gas Esco were $1.7 million.

In August 2012, we entered into separate memoranda of agreements with an affiliated company of the Vafias Group to acquire four LPG carriers under construction that were scheduled to be delivered during 2014 (the delivery of two of which was subsequently rescheduled to the first half of 2015). The aggregate purchase price of these vessels was $96.0 million. As provided by the agreements an advance payment of $19.2 million was paid on September 8, 2012. The remainder of the purchase price will be paid at the time of each vessel’s delivery. The acquisition price for these vessels was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.

C. Interest of Experts and Counsel

Not applicable

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 18 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

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

	High	Low
Year Ended December 31, 2008	$17.67	$2.72
Year Ended December 31, 2009	7.50	4.15
Year Ended December 31, 2010	7.99	4.05
Year Ended December 31, 2011	8.37	3.55
Year Ended December 31, 2012	8.23	4.00
2011
First Quarter	8.37	5.76
Second Quarter	6.87	4.15
Third Quarter	4.74	3.62
Fourth Quarter	4.25	3.60
2012
First Quarter	6.20	4.00
Second Quarter	6.69	5.25
Third Quarter	6.87	5.78
Fourth Quarter	8.23	6.40
October 2012	7.30	6.40
November 2012	7.55	6.67
December 2012	8.23	7.43
2013
First Quarter	11.99	8.10
January 2013	9.91	8.10
February 2013	10.47	8.50
March 2013	11.99	10.60
April 2013 (through April 15, 2013)	11.69	10.94

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2007 and March 31, 2013, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2007. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 21,179,642 shares were issued and 20,627,329 outstanding and fully paid as of December 31, 2012 and April 1, 2013, including 74,761 restricted shares which are scheduled to vest on September 30, 2014, and 5,000,000 shares of preferred stock, $0.01 par value per share, none of which were issued and outstanding as of December 31, 2012 and April 1, 2013.

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors could issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Amended and Restated Management Agreement. Amended and Restated Management Agreement dated as of June 20, 2005, as amended by Addendum No. 1 thereto dated as of January 1, 2007, between the Company and Stealth Maritime S.A. for an initial term expiring June 20, 2010. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12-month periods. No such notice has been given as of April 1, 2013, and accordingly this agreement will extend to June 2014. Pursuant to our management agreement with Stealth Maritime, Stealth Maritime is responsible for the administration of our affairs and the commercial and technical management of our fleet. Under the agreement, we pay Stealth Maritime a fixed management fee of $440 per day per vessel operating under a voyage or time charter and $125 per vessel per day for any vessel on bareboat charter, in advance on a monthly basis, pro rated for the calendar days we own the vessels. We are also obligated to pay Stealth Maritime a fixed fee equal to

1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. We currently reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor.

Right of First Refusal Agreement. Right of First Refusal Agreement dated as of August 26, 2005 among the Company, Harry N. Vafias and Stealth Maritime S.A. Under the Right of First Refusal Agreement, Stealth Maritime has granted the Company a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, under the agreement, Stealth Maritime agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to the Company. Our President and Chief Executive Officer Harry N. Vafias has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or director of us. Under the agreement, Stealth Maritime or any entity controlled by Harry N. Vafias is not prohibited from managing vessels owned by unaffiliated third parties in competition with us. In addition, this right of first refusal does not cover product carriers or crude oil tankers and the restrictions do not apply to Brave Maritime. The agreement is effective for as long as Stealth Maritime (or any entity with respect to which Harry Vafias is an executive officer, director or principal shareholder) manages vessels owned or chartered in by the Company and Harry N. Vafias is an executive officer and/or director of the Company.

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Malta, the Marshall Islands, Hong Kong, Liberia and Cyprus, the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect to income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

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

Our shares of common stock are currently and may in the future also be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by “qualified share-holders” that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified share-holders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified share-holders. For these purposes, a “qualified share-holder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 20.6% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2012.

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

This discussion applies only to beneficial owners of common stock that own the common stock as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors or former citizens or long-term residents of the United States) or shareholders that will hold common stock as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

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

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading “PFIC Status and Significant Tax Consequences” below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock (and has not been protected from risk of loss) for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as “qualified dividend income” eligible for the preferential tax rates described above.

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

We do not believe that we were a PFIC for 2012. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain or our subsidiaries could be treated as PFICs for 2012. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2012 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2012, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2013 or any future taxable year.

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

Other PFIC Elections.

If a United States Holder held our stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we were not treated as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described above under the heading “Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate United States Holder will be subject to information reporting requirements and backup withholding tax if such holder:

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

Our risk management policy

Our primary market risks relate to adverse movements in freight rates for handysize LPG carriers and any declines that may occur in the value of our assets which are made up primarily of handysize LPG carriers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2012 and 2013.

	Effective Date	Termination Date	Notional	Fixed Rate (StealthGas pays)		Floating Rate (StealthGas Receives)	Fair Value	Notional	Notional
			Amount					Amount	Amount
			on Effective				December 31,	December 31,	December 31,
			Date (in millions)				2012 (in millions)	2012 (in millions)	2013 (in millions)
Swap 1	May 30, 2007	May 30, 2013	$22.5	4.55	%(1)	3 month U.S.	$0.11	$5.5	—
						dollar LIBOR
Swap 2	March 9, 2006	March 9, 2016	$22.5	4.52	%(2)	6 month U.S.	$0.94	$9.3	$7.7
						dollar LIBOR
Swap 3	January 17, 2008	February 28, 2013	$41.7	3.66%		3 month U.S.	$0.23	$27.9	—
						dollar LIBOR
Swap 4	March 20, 2008	February 19, 2013	$40.3	3.09%		6 month U.S.	$0.20	$28.4	—
						dollar LIBOR
Swap 5	September 9, 2009	March 9, 2016	$53.3	4.73%		3 month U.S.	$3.8	$36.4	$30.8
						dollar LIBOR
Swap 6	July 20, 2009	July 2, 2014	$23.9	2.77%		3 month U.S.	$0.67	$17.4	$15.3
						dollar LIBOR
Total							$5.95	$124.9	$53.8

(1)	If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate would be the United States dollar three month LIBOR.
(2)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.

As of December 31, 2012, total bank indebtedness of the Company was $345.4 million, of which $124.9 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2012, we paid fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR of approximately 0.32% for three month LIBOR and 0.70% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. During 2013, three of our interest rate swap agreements terminate. As a result, the total notional amount of our interest rate swap agreements will be reduced from $124.9 million as of December 31, 2012 to $53.8 million as of December 31, 2013, so unless we enter into new interest rate swap agreements our exposure to floating interest rate will increase.

Based on the amount of our outstanding indebtedness as of December 31, 2012, and our interest swap arrangements as of December 31, 2012, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest expense, on an annualized basis, by approximately $2.2 million.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incur around 15% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic.

We have not and do not intend to enter into foreign currency contracts for speculative purposes.

Please read Note 2 (Significant Accounting Policies), Note 10 (Long Term Debt) and Note 11 (Derivative and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 1.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 2.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 3.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2012.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2012, management, including the Chief Executive Officer and Chief Financial Officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2012 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 18, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 18, 2013

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Konstantinos Sistovaris, Chief Financial Officer, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2012.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an Independent Registered Public Accounting Firm (in thousands):

	2012	2011
Audit fees	$389	$512
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$389	$512

(1) Audit fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos & Cambanis S.A., which we refer to as Deloitte, in 2012 and 2011 were compensation for professional services rendered for the audits of the Company’s financial statements for the years ended December 31, 2012 and 2011 and review of the quarterly financial information for the first three quarters of 2012 and 2011.

(2) Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2012 and 2011.

(3) Tax Fees

Deloitte did not provide any tax services in 2012 and 2011.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2012 and 2011.

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

On March 22, 2010, our Board of Directors approved a stock repurchase programme of up to $15.0 million. As at April 1, 2013, 1,756,875 shares of common stock had been repurchased at an average price of $4.85 per share. We have not made any repurchases under the programme since September 26, 2011.

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

Item 16H.	Mine Safety Disclosures

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-24 incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(1)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(5)

4.4	Loan Agreement with Fortis Bank (Nederland) N.V. and Deed of Release of Security and Obligations(1)

4.5	Loan Agreement, dated December 5, 2005 with DnB Nor Bank ASA(2)

4.6	Supplemental Agreement, dated February 27, 2006, with DnB Nor Bank ASA(2)

4.7	Loan Agreement, dated May 17, 2006, with BNP Paribas (formerly Fortis Bank-Athens Branch)(3)

4.8	Loan Agreement, dated June 28, 2006, with DnB Nor Bank ASA(3)

4.9	Second Supplemental Agreement, between Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited and DnB NOR Bank ASA, dated January 30, 2007(4)

4.10	Loan Agreement, dated as of June 21, 2007, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank(5)

4.11	Supplemental Agreement, dated January 8, 2008, between StealthGas Inc., as borrower, Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank(5)

4.12	Loan Agreement, dated July 30, 2008, between StealthGas Inc., as borrower, and National Bank of Greece, as lender(6)

4.13	Loan Agreement, dated August 28, 2008, between StealthGas Inc., as borrower, and Emporiki Bank of Greece, S.A., as lender(6)

4.14	Third Supplemental Agreement, dated March 14, 2008, Empire Spirit Ltd., Independent Trader Ltd., Triathlon Inc., Soleil Trust Inc., Jungle Investment Limited and Northern Yield Shipping Limited, as joint and several borrowers, and DnB NOR Bank ASA, as lender(6)

4.15	Loan Agreement, dated January 30, 2009, between Casteli Castle Inc., as borrower, DnB NOR Bank ASA, as lender, DnB NOR Bank ASA, as Agent, Account Bank and Security Trustee, and DnB NOR Bank ASA as Swap Bank(6)

4.16	Loan Agreement, dated February 12, 2008, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft, as lender(6)

4.17	Loan Agreement, dated February 19, 2009, between EFG Eurobank Ergasias S.A., as lender, and StealthGas Inc., as borrower(6)

Number	Description

4.18	Loan Agreement, dated February 18, 2009, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB BANK S.E., Nordic Branch as Arranger, Agent, Security Trustee and Swap Bank(6)

4.19	Amendment Letter, dated March 18, 2010, between StealthGas, Inc. and Scotiabank (Ireland) Limited, in respect of Loan Agreement, dated June 21, 2007, as amended(7)

4.20	Supplemental Agreement, dated October 21, 2009, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft(7)

4.21	Second Supplemental Agreement, dated April 27, 2010, between StealthGas Inc., as borrower, and Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended, as supplemented by a supplemental agreement dated October 21, 2009(7)

4.22	Loan Agreement, dated February 1, 2011, between StealthGas Inc., as borrower, DVB Bank S.E., Nordic Branch, as lender, and DVB Bank SE, Nordic Branch, as Arranger, Underwriter, Agent and Security Trustee(8)

4.23	Loan Agreement, dated March 1, 2011, between StealthGas Inc., as borrower and Norddeutsche Landesbank Girozentrale, as lender(8)

4.24	Third Supplemental Agreement, dated April 8, 2011, between StealthGas Inc., as borrower and Deutsche Bank AG Filiale Deutschlandgeschaft in respect of loan agreement, dated February 12, 2008, as amended and supplemented by supplemental agreements dated October 21, 2009 and April 27, 2010 and supplemented by a supplemental later dated November 18, 2010(8)

4.25	Amendment Letter, dated July 6, 2012, between StealthGas Inc. and Deutsche Bank AG Filiale Deutschlandgeschaft, in respect of loan agreement, dated February 12, 2008, as amended and supplemented by supplemental agreements dated October 21, 2009, April 27, 2010 and April 8, 2011.

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

* 101.INS	XBRL Instance Document

* 101.SCH	XBRL Taxonomy Extension Schema

* 101.CAL	XBRL Taxonomy Extension Calculation Linkbase

* 101.DEF	XBRL Taxonomy Extension Definition Linkbase

* 101.LAB	XBRL Taxonomy Extension Label Linkbase

* 101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Users of this data are advised that pursuant to Rule 406T of Regulation S-T, the interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise are not subject to liability under those sections.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on April 20, 2006.

(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K filed with the SEC on July 17, 2007.
(5)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.
(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on June 18, 2009.
(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010.
(8)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 30, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ HARRY N. VAFIAS
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 18, 2013

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

April 18, 2013

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2011 and 2012 (Expressed in United States Dollars)

		December 31,
	Note	2011	2012
Assets
Current assets
Cash and cash equivalents		43,539,303	42,273,000
Trade and other receivables		1,545,658	3,029,284
Claims receivable		516,403	32,835
Inventories	4	2,416,108	3,152,407
Advances and prepayments		628,623	435,226
Restricted cash		6,954,363	7,340,655
Vessel held for sale	6	921,285	—

Total current assets		56,521,743	56,263,407

Non current assets
Advances for vessels under construction and acquisitions	5	22,347,811	19,321,045
Vessels, net	6	613,832,973	634,634,671
Other receivables		—	224,422
Restricted cash		1,300,000	1,300,000
Deferred finance charges, net of accumulated amortization of $1,374,020 and $1,786,158	7	1,707,624	1,295,486

Total non current assets		639,188,408	656,775,624

Total assets		695,710,151	713,039,031

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,874,990	7,288,899
Trade accounts payable		6,453,807	5,927,526
Accrued liabilities	8	4,749,162	2,855,170
Customer deposits		275,000	280,000
Deferred income	9	2,789,186	3,129,671
Fair value of derivatives	11	—	539,904
Current portion of long-term debt	10	33,166,887	35,787,544
Current portion of long-term debt associated with vessel held for sale	6	791,823	—

Total current liabilities		56,100,855	55,808,714

Non current liabilities
Fair value of derivatives	11	9,401,798	5,409,337
Other non current liabilities		—	222,770
Long-term debt	10	317,109,471	309,564,768

Total non current liabilities		326,511,269	315,196,875

Total liabilities		382,612,124	371,005,589

Commitments and contingencies	17	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 21,104,881 shares issued and 20,552,568 shares outstanding at December 31, 2011 and 21,179,642 shares issued and 20,627,329 shares outstanding at December 31, 2012 with a par value of $0.01 per share	12	205,526	206,273
Additional paid-in capital	12	275,761,643	275,792,164
Retained earnings		37,058,140	66,016,627
Accumulated other comprehensive income		72,718	18,378

Total stockholders’ equity		313,098,027	342,033,442

Total liabilities and stockholders’ equity		695,710,151	713,039,031

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2010, 2011 and 2012

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2010	2011	2012
Revenues
Revenues		111,409,623	118,280,752	114,848,079
Revenues—related party	3	—	—	4,364,992

Total revenues		111,409,623	118,280,752	119,213,071

Expenses
Voyage expenses	15	12,283,131	16,354,725	11,231,340
Voyage expenses—related party	15	1,396,877	1,474,495	1,472,410
Vessels’ operating expenses	15	38,338,063	36,350,153	28,674,675
Vessels’ operating expenses—related party	3	—	208,000	1,917,302
Dry-docking costs		2,716,378	3,443,491	2,067,393
Management fees—related party	3	5,184,055	4,760,865	4,315,720
General and administrative expenses		3,031,491	2,646,418	2,838,759
Depreciation	6	26,624,098	27,562,120	28,776,688
Charter termination fees		(228,000)	—	—
Net (gain)/loss on sale of vessels	6	(960,696)	5,654,178	(1,372,409)

Total expenses		88,385,397	98,454,445	79,921,878

Income from operations		23,024,226	19,826,307	39,291,193

Other (expenses)/income
Interest and finance costs		(7,672,848)	(8,510,516)	(9,408,230)
Loss on derivatives	11	(6,071,638)	(2,931,404)	(1,086,258)
Interest income		315,517	83,059	221,023
Foreign exchange gain/(loss)		1,497,934	82,345	(59,241)

Other expenses, net		(11,931,035)	(11,276,516)	(10,332,706)

Net income		11,093,191	8,549,791	28,958,487

Earnings per share
—Basic	14	0.51	0.41	1.41

—Diluted	14	0.51	0.41	1.41

Weighted average number of shares
—Basic	14	21,539,331	20,909,154	20,552,568

—Diluted	14	21,539,331	20,909,154	20,552,568

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2010, 2011 and 2012

(Expressed in United States Dollars)

		December 31,
	Note	2010	2011	2012
Net income		11,093,191	8,549,791	28,958,487

Other comprehensive income/(loss)
Cash flow hedges
Reclassification adjustment		481,515	527,627	(54,340)

Other comprehensive income/(loss)		481,515	527,627	(54,340)

Comprehensive income		11,574,706	9,077,418	28,904,147

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2010, 2011 and 2012

(Expressed in United States Dollars, Except for Share Data)

	Capital stock
	Number of Shares (Note 12)	Amount (Note 12)	Additional Paid-in Capital (Note 12)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2009	22,310,110	223,101	284,100,096	17,415,158	(936,424)	300,801,931
Forfeiture of restricted shares and stock based compensation	(667)	(7)	154,449	—	—	154,442
Stock repurchase	(1,205,229)	(12,052)	(6,268,275)	—	—	(6,280,327)
Net income for the year	—	—	—	11,093,191	—	11,093,191
Other comprehensive income	—	—	—	—	481,515	481,515

Balance, December 31, 2010	21,104,214	211,042	277,986,270	28,508,349	(454,909)	306,250,752
Stock based compensation			4,071			4,071
Stock repurchase	(551,646)	(5,516)	(2,228,698)	—	—	(2,234,214)
Net income for the year	—	—	—	8,549,791	—	8,549,791
Other comprehensive income	—	—	—	—	527,627	527,627

Balance, December 31, 2011	20,552,568	205,526	275,761,643	37,058,140	72,718	313,098,027
Issuance of restricted shares and related stock based compensation	74,761	747	30,521			31,268
Net income for the year	—	—	—	28,958,487	—	28,958,487
Other comprehensive loss	—	—	—	—	(54,340)	(54,340)

Balance, December 31, 2012	20,627,329	206,273	275,792,164	66,016,627	18,378	342,033,442

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2010, 2011 and 2012

(Expressed in United States Dollars)

	December 31,
	2010	2011	2012
Cash flows from operating activities
Net income for the year	11,093,191	8,549,791	28,958,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,624,098	27,562,120	28,776,688
Amortization of deferred finance charges	508,686	395,446	412,138
Unrealized exchange differences	(1,690,528)	(6,868)	98,294
Share based compensation	154,442	4,071	31,268
Change in fair value of derivatives	(15,993)	3,734,845	(3,506,897)
(Gain)/loss on sale of vessels	(960,696)	5,654,178	(1,372,409)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(601,406)	910,922	(1,708,048)
Claims receivable	(580,579)	(715,934)	(502,534)
Inventories	306,827	(576,016)	(736,299)
Advances and prepayments	(151,256)	148,503	193,397
Increase/(decrease) in
Payable to related party	2,205,275	(1,640,382)	(586,091)
Trade accounts payable	537,841	1,692,418	(526,281)
Accrued liabilities	(661,728)	(684,432)	(1,653,992)
Other current liability	(8,062,500)	(2,687,500)	—
Other non current liability	—	—	222,770
Deferred income	(889,333)	34,556	340,485

Net cash provided by operating activities	27,816,341	42,375,718	48,440,976

Cash flows from investing activities
Insurance proceeds	678,036	595,926	986,102
Advances for vessels under construction and acquisitions	(70,855,294)	(54,981,190)	(62,634,833)
Proceeds from sale of vessels, net	37,100,890	25,001,033	18,136,907
Decrease in restricted cash account	—	250,000	—
Increase in restricted cash account	(96,010)	(2,459,165)	(386,292)

Net cash used in investing activities	(33,172,378)	(31,593,396)	(43,898,116)

Cash flows from financing activities
Stock repurchase	(6,280,327)	(2,234,214)	—
Deferred finance charges	(360,000)	(785,000)	—
Customer deposits received	285,000	275,000	5,000
Customer deposits paid	(3,522,287)	(285,000)	—
Loan repayment	(45,736,121)	(43,417,768)	(48,965,869)
Proceeds from long-term debt	45,000,000	49,400,000	43,250,000

Net cash (used in)/provided by financing activities	(10,613,735)	2,953,018	(5,710,869)

Effect of exchange rate changes on cash	1,690,528	6,868	(98,294)

Net (decrease)/increase in cash and cash equivalents	(14,279,244)	13,742,208	(1,266,303)
Cash and cash equivalents at beginning of year	44,076,339	29,797,095	43,539,303

Cash and cash equivalents at end of year	29,797,095	43,539,303	42,273,000

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	6,755,101	7,566,151	8,757,734

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2012 owned a fleet of thirty three liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A.—Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2010, 2011 and 2012, the following charterers individually accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2010	2011	2012
A	10%	—	—
B	12%	14%	12%
C	11%	—	—
D	10%	—	—

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of StealthGas Inc. and its wholly owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Certain reclassifications have been made to the 2010 and 2011 statements of income to conform to the current year presentation.

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

Other Comprehensive Income/(Loss): The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 2%. The Company also assumes an average annual inflation rate of 3% for operating expenses. No impairment loss was identified or recorded for the years ended December 31, 2010, 2011 and 2012.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No such losses were identified as of December 31, 2011 and 2012 (Note 6).

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

Pension and Retirement Benefit Obligations—Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

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

Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

Earnings per Share: Basic earnings per share are computed under the two-class method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive. (Note 14).

Derivatives: The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. The Company designates its derivatives based upon guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of “Loss on derivatives”.

(ii) Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s consolidated financial statements in the current period.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per Management Agreement. For the years ended December 31, 2010, 2011 and 2012, total brokerage commissions of 1.25% amounted to $1,396,877, $1,474,495 and $1,472,410, respectively, and are included in voyage expenses—related party in the consolidated statements of income. For the years ended December 31, 2010, 2011 and 2012, the management fees were $5,184,055, $4,760,865 and $4,315,720, respectively. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 was charged for each additional day. For the years ended December 31, 2010, 2011 and 2012, the superintendent fees amounted to $0, $208,000 and $175,500, respectively, and are included in vessels’ operating expenses—related party in the consolidated statements of income.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2010, 2011 and 2012 commission fees relating to vessels purchased of $565,000, $621,745 and $634,479, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2010, 2011 and 2012 the amounts of $381,300, $258,500 and $192,000, respectively, were recognized as commission expenses relating to the sale of vessels and are included in the consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”.

The Manager has subcontracted the technical management of some of the vessels to two unaffiliated ship-management companies, Selandia Ship Management (“Selandia”) and Swan Shipping Corporation (“Swan”) and to one affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition, the Company’s Chief Executive Officer, our Chief Financial Officer, Internal Auditor and Deputy Chairman and Executive Director are employed and paid by the Manager. For the years ended December 31, 2010, 2011 and 2012 the Company reimbursed the Manager for compensation of our executive management in the amounts of $1,311,363, $1,192,266 and $1,552,541, respectively, which are included in the consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2011 and at December 31, 2012 was a liability of $7,874,990 and $7,288,899, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the years ended December 31, 2010, 2011 and 2012 amounted to $55,214, $57,850 and $76,420, respectively.

During the year ended December 31, 2012, two of the Company’s vessels were employed under time charters with Emihar Petroleum Inc, an affiliated company of the Vafias Group incorporated in the Marshall Islands. Revenues from the related party amounted to $4,364,992 and are included in the accompanying consolidated statements of income. For covering the vessels’ operating expenses, the Company paid to the Manager an amount of $1,741,802 which is included in the accompanying consolidated statements of income.

On August 22, 2012, the Company entered into separate memoranda of agreements with affiliated companies to acquire four LPG carriers under construction which are scheduled to be delivered during the year 2014. The aggregate purchase price of these vessels was $96,000,000. As provided by the memorandum of agreements, an advance payment of 20% of the aggregate purchase price ($19,200,000) was paid on September 28, 2012 and has been included in advances for vessels under construction acquisitions discussed in Note 5.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2011	2012
Bunkers	1,325,541	1,854,589
Lubricants	1,090,567	1,297,818

Total	2,416,108	3,152,407

5. Advances for Vessels Under Construction and Acquisitions

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2011 and December 31, 2012 of $22,347,811 and $19,321,045, mainly represent advance payments to a ship-builder for two LPG carriers under construction and to sellers for four LPG carriers under construction, respectively (see Note 3).

The movement of the account, advances for vessels under construction and acquisitions, for the years ended December 31, 2011 and 2012, was as follows:

Balance, December 31, 2010	37,273,199
Advances for vessels under construction and acquisitions	52,797,646
Capitalized interest	557,565
Capitalized expenses	1,625,979
Vessels delivered	(69,906,578)

Balance, December 31, 2011	22,347,811
Advances for vessels under construction and acquisitions	61,632,129
Capitalized interest	281,484
Capitalized expenses	721,220
Vessels delivered	(65,661,599)

Balance, December 31, 2012	19,321,045

On February 25, 2008, the Company signed contracts with Mitsubishi Corporation of Japan for the construction of five LPG carriers at an aggregate contract price of Yen 12,008,000,000 (approx. $124,486,017 based upon an aggregate average USD/JPY exchange rate of $1.00:JPY 96.46). Pursuant to an agreement signed on February 27, 2009, the vessels were scheduled for delivery between February 2011 and May 2012. On June 18, 2010, the Company signed a further agreement with the shipyard which provides for a 5% reduction of the contract price of each vessel under construction. This reduction was deducted from the final installment due upon delivery of each vessel. During the years 2011 and 2012, the Company effected advance payments to the shipbuilding yard of $52,797,646 and $42,432,106, respectively. Three of the five LPG carriers were delivered to the Company in 2011 and the remaining two LPG carriers in 2012 (Note 6).

6. Vessels, net and Vessel Held For Sale

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	702,016,175	(98,951,164)	603,065,011
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	69,906,578	—	69,906,578
Held for sale	(1,310,488)	389,203	(921,285)
Disposals	(41,160,174)	10,504,963	(30,655,211)
Depreciation for the year	—	(27,562,120)	(27,562,120)

Balance, December 31, 2011	729,452,091	(115,619,118)	613,832,973
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	65,661,599	—	65,661,599
Disposals	(18,811,000)	2,727,787	(16,083,213)
Depreciation for the year	—	(28,776,688)	(28,776,688)

Balance, December 31, 2012	776,302,690	(141,668,019)	634,634,671

During the year ended December 31, 2011, the Company completed the construction of the vessels “Gas Elixir” (formerly Hull “K422”), “Gas Cerberus” (formerly Hull “K423”) and “Gas Myth” (formerly Hull “K421”) for a total consideration of $69,906,578 and concluded separate memoranda of agreement for the disposal of the vessels “Gas Shanghai”, “Gas Chios”, “Gas Czar” and “Gas Nemesis” to unaffiliated third parties for $25,850,000. The Company realized an aggregate loss from the sale of vessels of $5,654,178 which was included in the Company’s consolidated statement of income of 2011.

On December 16, 2011, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Tiny” to an unaffiliated third party for $2,400,000. As of December 31, 2011 this transaction met all the criteria for held for sale and hence the carrying value of the “Gas Tiny” which amounted to $921,285 was presented as Vessel held for Sale in the accompanying consolidated balance sheet. A deposit of 10% of the selling price ($240,000) was received on December 23, 2011. The vessel was delivered to her new owners on January 17, 2012.

During the year ended December 31, 2012, the Company completed the construction of the vessels “Gas Husky” (formerly Hull “K425”) and “Gas Esco” (formerly Hull “K424”) for a total consideration of $65,661,599. In addition, on February 14, 2012, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Kalogeros” to an unaffiliated third party for $16,800,000. The vessel was delivered to her new owners on May 4, 2012.

The Company realized an aggregate gain from the sale of vessels “Gas Tiny” and “Gas Kalogeros” of $1,372,409 which is included in the Company’s consolidated statement of income under the caption “Net (gain)/loss on sale of vessels”.

7. Deferred Finance Charges

Gross deferred finance charges amounting to $3,081,644 as of both December 31, 2011 and December 31, 2012, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet net of accumulated amortization. For the years ended December 31, 2010, 2011 and 2012, the amortization of deferred financing charges amounted to $508,686, $395,446 and $412,138, respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2011	2012
Interest on long-term debt	1,377,794	1,295,929
Administrative expenses	419,027	306,058
Vessel operating and voyage expenses	2,952,341	1,253,183

Total	4,749,162	2,855,170

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $2,789,186 and $3,129,671 represent time charter revenues received in advance as of December 31, 2011 and as of December 31, 2012, respectively.

10. Long-term Debt

Term Loans		Original amount	December 31, 2011	Movement in 2012		December 31, 2012
Issue Date	Maturity Date			Additions	Repayments
December 5, 2005	May 30, 2016	100,067,500	46,831,735	—	(6,409,852)	40,421,883
May 17, 2006	May 9, 2016	79,850,000	27,297,823	—	(4,797,823)	22,500,000
June 6, 2006	June 28, 2016	6,580,000	3,184,720	—	(473,760)	2,710,960
June 21, 2007	December 21, 2017	49,875,000	34,600,514	—	(3,755,500)	30,845,014
February 12, 2008	February 19, 2020	40,250,000	29,375,000	—	(2,500,000)	26,875,000
July 30, 2008	November 4, 2020	33,240,000	27,423,000	—	(1,939,000)	25,484,000
October 9, 2008	October 9, 2020	29,437,000	24,285,502	—	(14,075,502)	10,210,000
January 30, 2009	July 20, 2016	45,000,000	40,750,000	—	(3,400,000)	37,350,000
February 18, 2009	July 5, 2014	32,200,000	26,130,423	—	(2,514,164)	23,616,259
February 19, 2009	July 14, 2019	29,250,000	23,850,000	—	(1,770,000)	22,080,000
June 25, 2009	July 2, 2014	26,700,000	19,589,464	—	(2,155,268)	17,434,196
February 1, 2011	September 1, 2018	49,400,000	47,750,000	—	(3,300,000)	44,450,000
March 1, 2011	June 20, 2020	43,250,000	—	43,250,000	(1,875,000)	41,375,000

Total			351,068,181	43,250,000	(48,965,869)	345,352,312

Current portion of long-term debt			33,166,887			35,787,544
Current portion of long-term debt associated with vessel held for sale			791,823			—

Long term debt			317,109,471			309,564,768

On February 1, 2011, the Company entered into a term loan with a bank to partially finance the acquisition of the three under construction LPG carriers, named “Gas Elixir” (formerly Hull “K422”), “Gas Cerberus” (formerly Hull “K423”) and “Gas Myth”, (formerly Hull “K421”), respectively, by three of the Company’s wholly owned subsidiaries. The term loan was drawn down in three tranches upon the delivery of each vessel.

The first tranche amounting to $16,500,000 was drawn down on March 1, 2011, the second tranche amounting to $16,400,000 was drawn down on April 20, 2011, and the third tranche amounting to $16,500,000 was drawn down on September 23, 2011.

On March 1, 2011, the Company entered into a term loan with a bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco (formerly Hull “K424”) and Gas Husky, (formerly Hull “K425”). The term loan was drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $21,750,000 was drawn down on January 12, 2012 and the second tranche of $21,500,000 was drawn down on June 21, 2012.

On April 8, 2011, the Company entered into a supplemental agreement on waiver and amendment terms for the term loan dated February 12, 2008 providing for a waiver of certain covenants. This agreement, among other things: (i) reduces from May 18, 2011 the applicable margin for the duration of this facility to 1.9% (ii) reduced the aggregate market value covenant contained in the loan agreement from November 18, 2010 through March 31, 2012 to 110% of the outstanding facility and thereafter 125% (iii) requires the repayment of $1,500,000 which was made on May 19, 2011 reducing the balloon payment to $9,375,000 due in February 2020. On July 6, 2012, the Company entered into a supplemental agreement for the same loan. This agreement: (i) required the repayment of a quarterly installment amounting to $625,000 in August 2012 previously due in November 2012, (ii) reduces the aggregate market value covenant contained in the loan agreement through June 30, 2013 to 110% of the outstanding facility and thereafter 125%. The quarterly installment was paid on August 20, 2012.

On February 29, 2012, an amount of $791,823 was repaid on the Company’s term loan dated May 17, 2006 from the proceeds of the sale of its vessel Gas Tiny (Note 6).

On May 10, 2012, an amount of $12,826,919 was repaid on the Company’s term loan dated October 9, 2008 from the proceeds of the sale of its vessel “Gas Kalogeros” (Note 6).

The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity. They are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage which varies from 110% to 130% of the amounts outstanding as defined in the term loans, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. The Company should also maintain on a monthly basis, a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $1,300,000 in the earnings account with the Banks. Dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2012 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2010: 2.20%

Year ended December 31, 2011: 2.23%

Year ended December 31, 2012: 2.39%

Bank loan interest expense for the above loans for the years ended December 31, 2010, 2011 and 2012 amounted to $7,418,572, $7,864,282 and $9,035,248, respectively. Of these amounts, for the years ended December 31, 2010, 2011 and 2012, the amounts of $556,314, $557,565 and $281,484, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of income.

At December 31, 2012, the Company was in compliance with the original covenants or had waivers that supplemented the original covenants such that the Company was in compliance. As was discussed earlier, the Company obtained a waiver on July 6, 2012, reducing the required value-to-loan ratio from 125% to 110% until June 30, 2013 for the term loan dated February 12, 2008, under which a total of $26,875,000 was outstanding as of December 31, 2012. Value-to-loan ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, upon receiving written notice of non-compliance from lenders, value-to-loan shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. Management has the intent and the ability to cure the shortfall in the event that the Company is still not in compliance with this covenant upon the expiry of the existing waiver, by providing additional collateral to its lenders in the form of cash in the total amount of approximately $3,700,000 which has been classified as restricted cash as of December 31, 2012. Therefore this term loan, excluding the current portion of scheduled loan repayments, has not been classified as current liabilities on the Company’s consolidated balance sheet.

There was no available undrawn amount under the Company’s loan facilities at December 31, 2012.

The annual principal payments to be made, for the thirteen loans, after December 31, 2012 are as follows:

December 31,	Amount
2013	35,787,544
2014	67,499,135
2015	32,231,626
2016	76,293,507
2017	28,461,500
Thereafter	105,079,000

Total	345,352,312

Commitment Letter: On September 6, 2012 the Company signed a commitment letter with a bank institution to partially finance the acquisition of four under construction LPG carriers, named “STX 5065”, “STX 5066”, “STX 5069” and “STX 5071”, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,500,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment.

11. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $124,869,347 at December 31, 2012 (2011: $142,500,000) pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 0.48% at December 31, 2012). These agreements contain no leverage features and have maturity dates ranging from February 2013 to March 2016. The Company had derivatives that qualified for hedge accounting up to October 1, 2009, subsequent to which the Company discontinued hedge accounting. In accordance with ASC 815-30-40 the unrealized results accumulated in “Accumulated other comprehensive income” for previously designated cash flow hedges, are being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. On August 5, 2008, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction described in note 5. Under the contracts the Company converted U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates through 2011. As of and for the year ended December 31, 2012, there were no such contracts.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

Tabular disclosure of financial instruments is as follows:

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2011		2012
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	—	—	—	539,904
Interest Rate Swap Agreements	Non current liabilities— Fair value of derivatives	—	9,401,798	—	5,409,337

Total derivatives not designated as hedging instruments		—	9,401,798	—	5,949,241

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2010	2011	2012
Interest Rate Swap—Reclassification from OCI	Loss on derivatives	(481,515)	(527,627)	54,340
Interest Rate Swap—Change in Fair Value	Loss on derivatives	(1,274,421)	2,200,415	3,452,556
Interest Rate Swap—Realized loss	Loss on derivatives	(6,087,631)	(5,497,478)	(4,593,154)
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	1,771,929	(5,407,633)	—
Foreign Currency Contract—Realized gain	Loss on derivatives	—	6,300,919	—

Total loss on derivatives		(6,071,638)	(2,931,404)	(1,086,258)

During the year ended December 31, 2012 the gain transferred from accumulated other comprehensive income to the statement of income was $54,340 and during the years ended December 31, 2010 and 2011, the losses transferred from accumulated other comprehensive income to the statement of income were $481,515 and $527,627, respectively. The estimated net amount of existing gains at December 31, 2012, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $7,550.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2011:

Description	Fair Value as of December 31, 2011	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(9,401,798)	—	(9,401,798)	—

Total	(9,401,798)	—	(9,401,798)	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2012:

	Fair Value as of December 31, 2012	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(5,949,241)	—	(5,949,241)	—

Total	(5,941,241)	—	(5,941,241)	—

12. Common Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

The total authorized common stock of the Company is 100,000,000 shares. On October 5, 2005, the Company completed its initial public offering. It issued 8,000,000 additional shares bringing the total number of shares outstanding to 14,000,000. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 7, 2006, a private placement of 400,000 newly issued shares of the Company’s common stock was completed at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006.

On July 18, 2007, the Company completed a follow-on public offering of 7,200,000 shares with par value of $0.01 for $18.00 per share. The gross proceeds from the offering amounted to $129,600,000, the net proceeds after the underwriters’ discounts and commissions and other related expensed amounted to $121,932,958. The Company also granted the underwriters a 30 day option to purchase up to an additional 1,080,000 shares of common stock to cover any over allotments.

On August 1, 2007, the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares with par value of $0.01 of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386.

On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2010, the Company completed the repurchase of 1,205,229 shares paying an average price per share of $5.21. These shares were cancelled and removed from the Company’s capital stock. For the year ended December 31, 2011, the Company completed the repurchase of additional 551,646 shares paying an average price per share of $4.05. These shares are held as treasury stock by the Company. No shares were repurchased during the year ended December 31, 2012.

13. Equity Compensation Plan

During 2007, the Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time.

As of December 31, 2012, a total of 324,766 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.

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

On November 22, 2012, the Company granted 74,761 non-vested restricted shares to the Company’s CEO, CFO, Executive and Non-Executive members of Board of Directors. The fair value of each share granted was $7.26 which is equal to the market value of the Company’s common stock on that day. The restricted shares will vest on September 30, 2014.

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2010, 2011 and 2012. As restricted share grantees retained dividends on awards that are expected vest, such dividends would have been charged to retained earnings.

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

The stock based compensation expense for the restricted vested and non-vested shares for the years ended December 31, 2010, 2011 and 2012 amounted to $154,442, $4,071 and $31,268, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2012, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2012	—	—
Granted	74,761	7.26
Vested	—	—
Forfeited	—	—
Non-vested, December 31, 2012	74,761	7.26

The total fair value of shares vested during the years ended December 31, 2010 and 2011 was $172,110 and $38,551, respectively, based on the closing share price at each vesting date. No shares vested during the year ended December 31, 2012. The remaining unrecognized compensation cost amounting to $511,498 as of December 31, 2012, is expected to be recognized over the remaining period of 1.75 years, according to the contractual terms of those non-vested share awards.

14. Earnings per share

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2010	2011	2012
Numerator
Net income	11,093,191	8,549,791	28,958,487
Less: Dividends declared and undistributed earnings allocated to non-vested shares	(16,469)	—	(11,220)

Net income attributable to common shareholders, basic	11,076,722	8,549,791	28,947,267

Denominator

Weighted average number of shares outstanding, basic and diluted	21,539,331	20,909,154	20,552,568

Earnings per share, basic and diluted	0.51	0.41	1.41

The Company excluded the dilutive effect of the 6,501 share awards that vested during 2011 and the dilutive effect of the 74,761 non-vested restricted shares in calculating dilutive EPS for the years ended December 31, 2011 and 2012, as they were anti-dilutive.

15. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2010	2011	2012
Port expenses	2,652,235	2,221,470	1,749,565
Bunkers	7,868,829	11,554,144	7,253,583
Commissions	3,009,512	3,272,922	3,304,220
Other voyage expenses	149,432	780,684	396,382

Total	13,680,008	17,829,220	12,703,750

	Year ended December 31,
Vessels’ Operating Expenses	2010	2011	2012
Crew wages and related costs	23,998,949	22,044,479	19,304,929
Insurance	1,623,582	1,410,889	1,260,289
Repairs and maintenance	4,814,718	4,940,185	3,026,513
Spares and consumable stores	5,838,470	5,886,002	5,313,053
Miscellaneous expenses	2,062,344	2,276,598	1,687,193

Total	38,338,063	36,558,153	30,591,977

16. Income Taxes

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

17. Commitments and Contingencies

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

•

As described in Note 3, in 2012, the Company’s entered into separate memoranda of agreement to acquire four LPG carriers under construction. As of December 31, 2012, the unpaid balance of the purchase price for these vessels was $76,800,000.

•

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time and bareboat charter contracts as of December 31, 2012, amount to $73,836,235 during 2013, $49,324,023 during 2014, $25,010,586 during 2015, $10,810,030 during 2016 and $2,231,500 during 2017. These amounts do not include any assumed off-hire.

18. Subsequent Events

(a)	On March 20, 2013, the Company entered into a memorandum of agreement to acquire one LPG carrier named “Gas Inspiration”, which is scheduled to be delivered in May 2013.

(b)	On March 22, 2013, the Company entered into separate memoranda of agreement to acquire two LPG carriers under construction, named “Hull S514” and “Hull S515”, which are scheduled to be delivered in the first and second quarter of 2014, respectively.

(c)	On March 27, 2013, the Company entered into separate memoranda of agreement to acquire two additional LPG carriers named “Gas Alice” and “Gas Enchanted”, which are scheduled to be delivered in May 2013.

The aggregate purchase price for the above five vessels is $93,700,000.