Form 20-F
period 2013-12-31
StealthGas Inc.
filed 2014-04-29
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Harry N. Vafias

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

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was: 32,127,329 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. We use the term “handysize” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

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

Our audited consolidated statements of comprehensive income, stockholder’s equity and cash flows for the years ended December 31, 2011, 2012, and 2013 and the audited consolidated balance sheets as of December 31, 2012 and 2013, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
	2009	2010	2011	2012	2013
INCOME STATEMENT DATA
Revenues	$113,045,961	$111,409,623	$118,280,752	$114,848,079	$111,667,565
Revenues—related party	—	—	—	4,364,992	9,814,000
Total Revenues	$113,045,961	$111,409,623	$118,280,752	$119,213,071	$121,481,565
Operating expenses:
Voyage expenses	9,104,549	12,283,131	16,354,725	11,231,340	12,819,866
Voyage expenses—related party	1,418,024	1,396,877	1,474,495	1,472,410	1,482,764
Vessels’ operating expenses	38,001,481	38,338,063	36,350,153	28,674,675	32,439,404
Vessels’ operating expenses—related party	—	—	208,000	1,917,302	4,084,149
Dry-docking costs	1,266,455	2,716,378	3,443,491	2,067,393	3,160,251
Management fees	5,230,990	5,184,055	4,760,865	4,315,720	4,807,010
General and administrative expenses	3,564,779	3,031,491	2,646,418	2,838,759	2,816,397
Depreciation	26,766,672	26,624,098	27,562,120	28,776,688	30,761,673
Impairment Loss	9,867,777	—	—	—	—
Forfeiture of vessel deposit and contract termination fees	16,500,000	—	—	—	—
Charter termination fees	(753,000)	(228,000)	—	—	—
Net (gain)/loss on sale of vessels	791,659	(960,696)	5,654,178	(1,372,409)	—
Total expenses	111,759,386	88,385,397	98,454,445	79,921,878	92,371,514
Income from operations	1,286,575	23,024,226	19,826,307	39,291,193	29,110,051
Interest and finance costs	(9,109,222)	(7,672,848)	(8,510,516)	(9,408,230)	(8,189,475)
Loss on derivatives	(5,478,163)	(6,071,638)	(2,931,404)	(1,086,258)	(27,470)
Interest income	250,326	315,517	83,059	221,023	361,820
Foreign exchange (loss)/ gain	(261,401)	1,497,934	82,345	(59,241)	(37,733)
Other expenses, net	(14,598,460)	(11,931,035)	(11,276,516)	(10,332,706)	(7,892,858)
Net income/(loss)	(13,311,885)	11,093,191	8,549,791	28,958,487	21,217,193
Earnings/(Loss) per share, basic	$(0.60)	$0.51	$0.41	$1.41	$0.75
Earnings/(Loss) per share, diluted	$(0.60)	$0.51	$0.41	$1.41	$0.75
Weighted (and diluted) average number of shares outstanding	22,219,442	21,539,331	20,909,154	20,552,568	28,271,746
Dividends declared per share, basic and diluted(*)	$0.1875	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2009	2010	2011	2012	2013
BALANCE SHEET DATA
Current assets, including cash	$69,031,753	$45,127,547	$56,521,743	$56,263,407	$97,885,057
Total assets	692,497,010	688,376,399	695,710,151	713,039,031	850,984,743
Current liabilities	69,023,455	60,269,033	56,100,855	55,808,714	63,070,244
Derivative liability	10,327,792	11,602,213	9,401,798	5,949,241	3,232,967
Total long-term debt, including current portion	345,822,070	345,085,949	351,068,181	345,352,312	352,868,622
Net assets	300,801,931	306,250,752	313,098,027	342,033,442	472,594,443
Capital stock	223,101	211,042	205,526	206,273	321,273
Number of shares of common stock outstanding	22,310,110	21,104,214	20,552,568	20,627,329	32,127,329

	Year ended December 31,
	2009	2010	2011	2012	2013
OTHER FINANCIAL DATA
Net cash provided by operating activities	$48,347,343	$27,816,341	$42,375,718	$48,440,976	$49,127,375
Net cash used in investing activities	(101,563,715)	(33,172,378)	(31,593,396)	(43,898,116)	(119,786,421)
Net cash provided by/(used in) financing activities	55,444,652	(10,613,735)	2,953,018	(5,710,869)	114,608,308

FLEET DATA
Average number of vessels(1)	42.0	38.6	37.6	36.9	39.4
Total voyage days for fleet(2)	15,240	13,835	13,368	13,342	14,196
Total time and bareboat charter days for fleet(3)	12,276	10,327	10,455	11,531	11,896
Total spot market days for fleet(4)	2,964	3,508	2,913	1,811	2,300
Total calendar days for fleet(5)	15,335	14,075	13,716	13,494	14,399
Fleet utilization(6)	99.4%	98.3%	97.5%	98.9%	98.6%
Fleet operational utilization(7)	90.2%	87.3%	89.7%	95.4%	92.3%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$6,727	$7,064	$7,514	$7,983	$7,550
Vessel operating expenses(9)	2,478	2,724	2,665	2,267	2,537
General and administrative expenses	232	215	193	210	196
Management fees	341	368	347	319	334

Total daily operating expenses(10)	2,711	2,939	2,858	2,477	2,732

*	We paid our first quarterly dividend since becoming a public company, of $0.1875 per share, in January 2006. In the first quarter of 2009, our Board of Directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and “Item 8. Financial Information—Dividend Policy.”
(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of income and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2009	2010	2011	2012	2013
Voyage revenues	$113,045,961	$111,409,623	$118,280,752	$119,213,071	$121,481,565
Voyage expenses	(10,522,573)	(13,680,008)	(17,829,220)	(12,703,750)	(14,302,630)

Charter equivalent revenues	$102,523,388	$97,729,615	$100,451,532	$106,509,321	$107,178,935

Total voyage days for fleet	15,240	13,835	13,368	13,342	14,196

Adjusted average charter rate	$6,727	$7,064	$7,514	$7,983	$7,550

(9)	Vessel operating expenses including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period
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

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there has been some improvement since 2011, rates remain below levels reached in 2007 and 2008 and could again decline. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2014, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2014, five of our 39 LPG carrier vessels were deployed in the spot market while another 14 were scheduled to complete their existing charters within 2014. In addition, we expect to take delivery of four newbuilding LPG carriers in the remainder of 2014 and 12 in 2015 for which we have only arranged employment for the first vessel to be delivered. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of handysize LPG carriers is expected to be relatively limited in 2014. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

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

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our three product carriers are not scheduled to expire until 2016, and 2015 in the case of our crude oil tanker, if prevailing market conditions, which declined sharply in 2008 and 2009 and have remained weak, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. For the year ended December 31, 2013, charter rates in the product carrier and crude oil tanker sectors marginally increased from depressed levels but have not reached the levels seen before their decline in 2008 and 2009.

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

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. For instance, in 2011, we sold four vessels and recorded a loss of $5.7 million, while in 2012 we sold two vessels and recorded a gain of $1.4 million. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes are closed, such as Iran recently threatened to close the Straits of Hormuz, it could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria, and the events in Ukraine and related sanctions against Russia may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities. While none of our vessels called in any ports in any countries that are subject to sanctions and embargoes during 2013, during the three year period ended December 31, 2013, one port call in Iran was made for discharging operations in 2011 by one of the vessels in our fleet, under a bareboat charter.

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

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire or when we are attempting to charter the 17 newbuilding LPG carriers which we have agreed to acquire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2014, of our 43 vessels, 38 were under period charters (bareboat charter and time charters), while five were deployed in the spot market. As of April 1, 2014, 71% of our anticipated fleet days are covered by period charter contracts for the remainder of 2014 and 43% for 2015 (in each case, excluding our contracted newbuilding vessels), with period charters for 14 of our vessels scheduled to expire in 2014, and eight of our period charters scheduled to expire in 2015. We have also arranged employment for one of the remaining 17 newbuilding LPG carriers we have agreed to acquire scheduled for delivery in 2014 and 2015.

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

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2011, December 31, 2012, December 31, 2013 we had only one customer from which we derived more than 10% of our revenues, that accounted for 14%, 12% and 11% of our revenues, respectively. Furthermore, for the year ended December 31, 2013, our three largest customers accounted for 26% of our revenues. Although there has been a decline in the concentration of our revenues we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of a range of 125% to 130% depending on the agreement with each lending banks ; and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.

Our current loan agreements also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2013, we were in compliance with the loan covenants.

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

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases adversely affected LPG carrier, and, to a greater extent, product carrier and Aframax tanker values in the recent past. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital

For instance, upon expiry of consecutive waivers that reduced the security coverage requirement for the period from December 31, 2010 to June 30, 2013 we expected to not be in compliance with the security cover covenant in one of our credit facilities involving a product tanker. As a result, an amount of approximately $3.7 million had been classified as restricted cash as of December 31, 2012 in anticipation of the need to cure such expected non-compliance. As of December 31, 2013 we were in compliance with the original loan covenants.

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

As of April 1, 2014, we had entered into separate agreements to acquire 17 eco LPG carrier newbuildings under construction for an aggregate of $337 million. Four of these vessels are scheduled to be delivered to us in 2014 while the remaining 13 vessels under construction are scheduled to be delivered to us in 2015. We obtained financing commitments for the acquisition of 14 of these newbuilding eco vessels. Should such financing not be available at the time of delivery, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations, finance future obligations and expand the size of our fleet. Although we have entered into discussions with a financial institution for additional financing commitments we may be unable to obtain the necessary financing for the acquisition of the remaining three newbuilding eco LPG vessels on attractive terms or at all. If financing is not available when needed, including potentially through equity financings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we may not be capable of funding all of our commitments for capital expenditures relating to our contracted vessels. A failure to fulfill our commitments generally results in a forfeiture of the advance paid to the shipyard or the third-party seller with respect to the vessels and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

We may be unable to draw down the full amount of our committed credit facilities if the market values of our vessels decline, which could adversely affect our ability to complete the acquisition of our LPG carrier newbuildings.

There are restrictions on the amount of cash that can be advanced to us under our committed credit facilities for 14 vessels based on the market value and employment of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels decline, or, in some cases, we are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. In addition, if we are unable to enter into definitive agreements for such credit facilities, for which we have commitment letters, we may be unable to retain replacement financing on terms acceptable to us or at all. In such an event, our ability to complete the acquisition of our newbuilding LPG carriers, which we intend to partially finance with borrowings under such committed credit facilities, could be adversely affected and we could lose the deposits made on such vessels, or we may have to reduce our existing cash balances in order to pay for the delivery of the vessels.

Global economic conditions and disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

Global economic conditions and financial markets have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and have been volatile since that time. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed credit facilities in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United States, United Kingdom, Germany, France, The Netherlands and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, continued recession and fragile political stability , as well as the deposit and debt ratings of several Greek banks that reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects despite Moody’s Investor Services Inc. and other rating agencies upgrade of Greece by two notches.

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

As of December 31, 2013 we had outstanding indebtedness of $352.9 million and we expect to incur further indebtedness as we finance the remaining purchase price of our 17 contracted vessels and further expand our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, including our contracted vessels, we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG, oil or oil-related marine transportation decreases and charter rates and vessel values are adversely affected.

We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”).

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for all of our existing interest rate swaps, which had an aggregate notional amount of $49.0 million as of April 1, 2014, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we may in the future enter into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts. As of April 1, 2014 we did not have any currency derivative arrangements outstanding, however, we had remaining contractual payment obligations to yards of ¥ 5.0 billion through the delivery of the last vessel in August 2015, and we may enter into new transactions in the spot or forward exchange rate market. We recognize fluctuations in the fair value of such contracts in our statement of income.

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

As of April 1, 2014, Stealth Maritime served as commercial manager for all our 43 vessels and technical manager for 21 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet not deployed on bareboat charters to other technical managers, including six ships to Brave Maritime, which is affiliated with Stealth Maritime, and one ship to Bernhard Schulte. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of LPG, product and crude oil carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager.

We depend on third party managers to manage part of our fleet.

Stealth Maritime subcontracts the technical management for some of our vessels to third parties, including crewing, operation, maintenance and repair. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you would have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place.

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with the Vafias Group such as the two charters we entered into in April 2012 and the agreements for the acquisition of four newbuilding LPG carriers in September 2012. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

As of April 1, 2014, we had agreed to acquire 17 newbuilding eco LPG carriers under construction to be delivered to us in 2014 and 2015 upon their construction by South Korean and Japanese shipyards. Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we manage for such vessels. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. Moreover, because we have agreed to acquire some of the LPG carriers under construction as “resales,” we do not have any direct contractual rights under the construction contracts, but rather have agreements with the seller that ordered the construction of such vessels and must rely on the seller to pursue its rights under the construction contract.

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

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, including through the acquisition of the sixteen vessels for which we have contracted. The acquisition of these and additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

We may decide to sell certain of the vessels in our fleet if in our view market conditions are favorable for such sales or sell our LPG carriers in our fleet that are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our LPG carrier fleet and reduce our future revenues.

Since the initial public offering through December 31, 2013 we sold 16 LPG carriers from our fleet and we may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to fiveLPGcarriers of our fleet and one of our newbuildings include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for2 LPGcarriers in our fleet, give the charterer the right to purchase the respective vessel at the end of the current charter term in 2016. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carriers values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not intend to maintain “key man” life insurance on any of our officers.

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

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of April 1, 2014, the average age of the vessels in our fleet was approximately 11.3 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 12.0% of our outstanding common stock as of April 1, 2014 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 12.0% of our shares of common stock as of April 1, 2014, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

We do not believe that we were a PFIC for 2013. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2013. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2013 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2013, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2013 or any future taxable year.

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

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or “PCAOB”, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

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

In October 2005, we completed an initial public offering of 8,000,000 shares of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market under the symbol “GASS”. In August 2007, we completed a follow-on public offering of 7,660,105 common shares. During 2010, we initiated a share repurchase plan under which we bought back 1,205,229 common shares in 2010 and 551,646 common shares in 2011. The shares we repurchased during 2011 are being held as treasury stock. In April 2013, we completed a follow-on public offering of 11,500,000 common shares and in February 2014 we completed a registered offering of 3,398,558 common shares.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 45 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 16 LPG carriers so that as of December 31, 2013, we had a fleet of 38 LPG carriers, three product carriers, and one Aframax crude oil tanker.

During 2013, we took delivery of five second hand modern LPG carriers, three in the second quarter and two in the third quarter, respectively. As of April 1, 2014, we had also taken delivery of one new building LPG carrier in March 2014 and had agreements to acquire 17 LPG carriers under construction with expected deliveries in 2014 and 2015. Once the delivery of these newbuildings is completed, our fleet will be composed of 56 LPG carriers with a total capacity of 273,959 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2014 all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2014, our fleet consisted of 39 LPG carriers with an average age of 11.9 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have agreements to acquire 17 LPG carriers, which are scheduled to be delivered in 2014 and 2015.

The table below describes our fleet and its deployment as of April 1, 2014.

LPG Carriers (39 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Gas Cathar	2001	7,517	fully-pressurized	Time Charter	July 2016
Gas Esco	2012	7,500	fully-pressurized	Time Charter	June 2017
Gas Husky	2012	7,500	fully-pressurized	Bareboat Charter	January 2017
Gas Premiership	2001	7,200	fully-pressurized	Time Charter	October 2016
Eco Stream(2)	2014	7,200	fully-pressurized	Bareboat Charter	March 2022
Gas Haralambos	2007	7,000	fully-pressurized	Time Charter	July 2016
Gas Marathon	1995	6,572	fully-pressurized	Spot	—
Gas Moxie	1992	6,562	fully-pressurized	Spot	—
Gas Flawless	2007	6,300	fully-pressurized	Time Charter	July 2014
Gas Elixir	2011	5,018	fully-pressurized	Bareboat Charter	December 2015
Gas Myth	2011	5,018	fully-pressurized	Time Charter	November 2014
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	July 2015
Gas Monarch	1997	5,018	fully-pressurized	Time Charter	January 2015
Lyne	1996	5,014	fully-pressurized	Bareboat Charter	April 2014
Gas Emperor	1995	5,013	fully-pressurized	Time Charter	December 2014
Gas Texiana	1995	5,001	fully-pressurized	Spot	—
Sir Ivor	2003	5,000	fully-pressurized	Bareboat Charter	April 2014
Gas Icon	1994	5,000	fully-pressurized	Time Charter	August 2014
Gas Defiance	2008	5,000	fully-pressurized	Time Charter	January 2015
Gas Shuriken	2008	5,000	fully-pressurized	Time Charter	October 2014
Gas Ethereal	2006	5,000	fully-pressurized	Time Charter	September 2014
Gas Inspiration	2006	5,000	fully-pressurized	Time Charter	August 2014
Gas Sincerity(2)	2000	4,123	fully-pressurized	Bareboat Charter	August 2018
Gas Spirit(3)	2001	4,112	fully-pressurized	Bareboat Charter	January 2016
Gas Zael(2)	2001	4,111	fully-pressurized	Bareboat Charter	February 2018
Gas Kaizen	1991	4,109	semi-refrigerated	Time Charter	Mach 2015
Gas Evoluzione	1996	3,517	fully-pressurized	Spot	—
Gas Astrid(2)	2009	3,500	fully-pressurized	Bareboat Charter	April 2022
Gas Legacy	1998	3,500	fully-pressurized	Spot	—
Sakura Symphony	2008	3,500	fully-pressurized	Bareboat Charter	September 2014
Gas Alice	2006	3,500	fully-pressurized	Time Charter	May 2014
Gas Enchanted	2006	3,500	fully-pressurized	Time Charter	May 2014
Gas Sikousis(3)	2006	3,500	fully-pressurized	Bareboat Charter	May 2016
Gas Exelero(2)	2009	3,500	fully-pressurized	Bareboat Charter	June 2022
Gas Arctic	1992	3,434	semi-refrigerated	Time Charter	April 2014
Gas Ice	1991	3,434	semi-refrigerated	Time Charter	January 2015
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	May 2016
Gas Pasha	1995	3,244	fully-pressurized	Time Charter	January 2015
Gas Crystal	1990	3,211	semi-refrigerated	Time Charter	April 2014
		189,559 cbm

(1)	Earliest date charters could expire.
(2)	Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines overtime from the estimated market value of the vessel at the time of entering into the charter in the first quarter of 2014.
(3)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter.

Contracted Newbuilding LPG Carriers (17 Vessels)

Name	Vessel Size (cbm)	Vessel Type	Scheduled Delivery
To be named	7,500	fully-pressurized	2015
To be named(1)(2)	7,200	fully-pressurized	2014
To be named	7,200	fully-pressurized	2015
To be named	5,000	fully-pressurized	2014
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	3,500	fully-pressurized	2014
To be named	3,500	fully-pressurized	2014
To be named	3,500	fully-pressurized	2015
To be named	3,500	fully-pressurized	2015
To be named	3,500	fully-pressurized	2015
	84,400 cbm

(1)	Scheduled to commence a eight-year bareboat charter upon delivery to us.
(2)	Subject to purchase option pursuant to which charterer may purchase such vessel at specified times during the charter at a price that declines overtime from the estimated market value of the vessel at the time of entering into the charter in the first quarter of 2014.

Total LPG Carrier Fleet:	56 vessels	273,959 cbm

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	MR product carrier	Bareboat Charter	January 2016
Navig8 Faith	2008	47,000	MR product carrier	Bareboat Charter	February 2016
Stealth Bahla	2009	46,000	MR product carrier	Time Charter	July 2016
Spike	2010	115,804	Aframax oil tanker	Bareboat Charter	August 2015
		255,804 dwt

(1)	Earliest date charters could expire.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth

Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia, a ship management company based in Singapore, Swan Shipping Corporation based in Manila, Brave Maritime (an affiliate of Stealth Maritime) based in Greece, and Bernard Shulte Management based in Athens. These four technical managers are supervised by Stealth Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2015.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2014, we had five LPG carriers operating in the spot market, 11 vessels on time charters expiring in 2014 , 12 on time charters expiring from 2015 to 2017 and 15 on bareboat charters expiring from 2014 to 2017. In terms of coverage of the available calendar days of our fleet as of April 1, 2014 we had 71% of the available calendar days fixed under period charters for 2014, and 43% for 2015; in each case excluding the 17 LPG carriers we have contracted to acquire, for only one of which we have arranged employment.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2013 we had 50 customers with one customer accounting for more than 10% of our total revenues, which accounted for 11% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

Environmental Regulations—International Maritime Organization (“IMO”)

The International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, by noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

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

In October 2008, the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur dioxide levels in bunker fuels to be phased in by 2020 and impose more stringent nitrogen oxide emission standards on marine diesel engines, depending on their date of installation. As of, January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. More stringent emission standards will apply in coastal areas designated by the IMO as Emission Control Areas, such as the Baltic and North Seas, United States and Canadian coastal areas, and the United States Caribbean Sea. Vessels operating within an ECA are not permitted to sue fuel with a sulfur content in excess of 1.5%, with a further reduction in sulfur content to 0.10% on January 1, 2015. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the new Annex VI requirements.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5,000. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the

CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008 and as of February 28, 2014, has been ratified by 75 states. In other jurisdictions, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

Our LPG vessels and product carriers may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs that may be needed to comply with its requirements should it enter into force.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. The BWM Convention will not become effective for a 12 month period after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not been adopted by a sufficient number of states with sufficient tonnage to enter into force. Many of the implementation dates in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they will be triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and delays the date for installation of ballast water management systems until the first renewal survey following entry into force of the BWM Convention. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for our vessels, although it is difficult to predict the overall impact of such a requirement on our operations.

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

The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods are expected to enter into force in June 2014. We may need to make certain expenditures to comply with these amendments.

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

Although the 2010 oil spill disaster in the Gulf of Mexico involved a drilling rig and well, it may result in additional legislative or regulatory initiatives for all vessels, including the raising or elimination of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements may be enacted and what effect, if any, such requirements may have on our operations.

Environmental Regulations—Other Environmental Initiatives

The EU has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

On March 23, 2012, the U.S. Coast Guard adopted new ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the 2004 BWM Convention described above. The new requirements are being phased in based on the size of the vessel and its next drydocking date and could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures and/or could otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA issued a new VGP that became effective in December 2013. Among other things, it contains numeric ballast water discharge limits for most vessels, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally friendly lubricants. We have submitted NOI (Notice Of Intent) for discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. Compliance with the EPA and Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. No new treaty was adopted at the December 2010 United Nations Climate Change Conference in Cancun, but agreements were signed that extended the deadline for deciding whether to extend the validity of the Kyoto Protocol and required developed countries to raise the levels of their emission reductions while assisting less developed countries to do the same. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. There is pressure to include shipping in any new treaty. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and will apply to new vessels. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. These requirements entered into force in January 2013 and could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. The EU has proposed legislation that would require the monitoring and reporting of greenhouse gas emissions from marine vessels. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of Shipping, RINA SpA and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be met concurrently with the special survey.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $65,000 per vessel.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2014, our LPG carrier fleet had an average age of 11.9 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2014, we believe we had one of the largest single-owned fleets in our sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

C. Organizational Structure

As of December 31, 2013, we are the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. We own a fleet of 39 LPG carriers that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM, three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. As of December 31, 2013 our fleet consisted of 38 LPG carriers, three product carriers and an Aframax tanker. We took delivery of one newbuilding eco LPG carrier in March 2014 and are expecting the delivery of four newbuilding eco LPG carriers during 2014. Furthermore we have contracted the acquisition of another 13 newbuilding vessels scheduled for delivery in 2015. Once the delivery of these newbuildings is completed, our fleet will be composed of 55 LPG carriers with a total capacity of 273,959 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker, assuming no further acquisitions or dispositions. For the years ended December 31, 2011, 2012 and 2013, we owned an average of 37.6, 36.9, and 39.4 vessels, respectively, generating revenues of $118.3 million, $119.2 million and $121.5 million, respectively.

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

As of April 1, 2014, 12 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. Of the remaining vessels in our fleet, as of April 1, 2014, five were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2014, 71% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2014 and 43% for 2015 (in each case excluding the LPG carriers which we have agreed to acquire, but have not yet been delivered). The corresponding forward coverage as of April 1, 2013 was 76% for the remainder of 2013 and 46% for 2014. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. Five of our LPG carriers and one of our LPG carrier newbuildings scheduled for delivery in 2014, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels and two of our vessels, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2016. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. During 2009 and 2010 there was a downturn in market conditions resulting in lower charter rates and vessel utilizations, in part due to charterers seeking to limit their period charter commitments. Since the last quarter of 2011, LPG carrier market conditions have improved with higher LPG carrier charter rates and utilization levels, and as of April 1, 2014, we had five vessels trading in the spot market. We expect to take delivery of 17 LPG carrier newbuildings in 2014 and 2015, for 16 of which we have not yet arranged employment. Rates remain below highs reached in 2007 and 2008, however, and remain subject to downside risks, including, in the event of increased weakness in the global economy and lower demand for the seaborne transport of LPG.

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

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2011, 2012 and 2013. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term fixed rate charters.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 58.4% of total voyage expenses for the year ended December 31, 2013, 57.1% for the year ended December 31, 2012 and 64.8% for the year ended December 31, 2011. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2013, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 11.3%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2014, we had five vessels in the spot market for which we pay bunker and port expenses; the corresponding number as of April 1, 2013 was eight.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because for vessels that we deploy on bareboat charters we do not pay for their operating expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During 2013 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf that is included in the cost of the vessel. From these management fees paid to Stealth Maritime, Stealth Maritime pays the three technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor. During the year ended December 31, 2013, such compensation was in the aggregate amount of $1.2 million.

We had an amount of $0.2 million of unrecognized stock-based compensation expense as of December 31, 2013, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2012. Such expense will be recognized as general and administrative expenses, ratably over the vesting period until September 30, 2014.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred that may affect the volatility of our results. During 2013, we dry docked seven vessels at a total cost of $3.2 million. We expect that during 2014 our dry docking costs will be at significantly lower levels, as only one vessel was scheduled to be dry docked.

Gain / Loss on Sale of Vessels

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

During the year ended December 31, 2013, no vessels were sold. During the year ended December 31, 2012, we sold two vessels, the Gas Tiny, and the Gas Kalogeros and based on the agreed sales prices we recorded an aggregate net gain on sale of vessels of $1.4 million. During the year ended December 31, 2011, we sold four vessels, the Gas Shanghai, the Gas Czar, the Gas Chios and the Gas Nemesis and we recorded an aggregate net loss on sale of vessels of $5.7 million.

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

Interest Expense and Finance Costs

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, which are described in the “—Credit Facilities” section below. We incur interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels as described in the “—Liquidity and Capital Resources” section below.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

The average number of vessels in our fleet was 39.4 in the year ended December 31, 2013 compared to 36.9 in the year ended December 31, 2012.

REVENUES—Voyage revenues for the year ended December 31, 2013 were $121.5 million compared to $119.2 million for the year ended December 31, 2012, an increase of $2.3 million. Total calendar days for our fleet were 14,399 in the year ended December 31, 2013 compared to 13,494 for the year ended December 31, 2012; the difference was due to the increase in the average number of vessels in our fleet. Of the total calendar days in 2013, 4,944, or 34.3% were bareboat charter days and 6,952, or 48.3% were time charter days. This compares to 5,181, or 38.4%, bareboat charter days and 6,350, or 47.1%, time charter days in 2012. Our fleet operational utilization was 92.3% and 95.4% for the years ended December 31, 2013 and December 31, 2012, respectively. Revenues increased in 2013 due primarily to the higher number of calendar days for our fleet.

VOYAGE EXPENSES—Voyage expenses were $14.3 million for the year ended December 31, 2013 compared to $12.7 million for the year ended December 31, 2012, an increase of $1.6 million, or 12.6%. This was primarily due to the higher number of vessels operating under spot charters in the 2013 period. Voyage expenses consisted largely of bunker charges in the amount of $8.3 million for 2013 compared to bunker charges in the amount of $7.3 million for 2012, an increase of $1.0 million, due to the increase in the number of spot charter days. Under spot charters we are responsible for paying the bunkers’ consumption. Voyage expenses also included port expenses of $2.1 million for the year ended December 31, 2013 compared to $1.7 million for the year ended December 31, 2012, an increase of $0.4 million and commissions to third parties which were $1.8 million for the year ended December 31, 2013, similar to the amount for the year ended December 31, 2012.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $36.5 million for the year ended December 31, 2013 compared to $30.6 million for the year ended December 31, 2012, an increase of $5.9 million, or 19.3%. The main reason for this increase was the larger number of vessels in the fleet, as five new vessels were added and two more vessels came off bareboat charters and were operated under time charters during 2013. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.3 million in the year ended December 31, 2012 to $5.8 million in the year ended December 31, 2013, while repairs and maintenance costs were $4.2 million in the year ended December 31, 2013 compared to $3.0 million in the year ended December 31, 2012.

DRY DOCKING COSTS—Dry docking costs were $3.2 million for the year ended December 31, 2013 compared to $ 2.1 million for the year ended December 31, 2012, an increase of $1.1 million, or 52.4%. Dry docking costs increased due to an increase in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2013 compared to the number of vessels that underwent dry docking inspections in the year ended December 31, 2012. For the year ended December 31, 2013, seven vessels were dry docked compared to five vessels for the year ended December 31, 2012.

MANAGEMENT FEES—Management fees were $4.8 million for the year ended December 31, 2013 compared to $4.3 million for the year ended December 31, 2012, an increase of $0.5 million or 11.6%. The increase was due to the higher average number of vessels in the fleet; 39.4 for the year ended December 31, 2013 compared to 36.9 for the year ended December 31, 2012. The daily management fees per vessel did not change during these periods. For the year ended December 31, 2013, 65.7% of our total calendar days related to vessels under time or spot charter while for the year ended December 31, 2012, 61.6% related to vessels under time or spot charter. Accordingly, both the total number of calendar days due to the increase in the average size of our fleet and the number of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2013 from 2012. As a result of the above, management fees increased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses remained stable at $2.8 million for both the years ended December 31, 2013 and 2012. Included in the general and administrative expenses for the years ended December 31, 2013 and December 31, 2012 are $1.2 million and $1.6 million, respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 39.4 average number of vessels in our fleet for the year ended December 31, 2013 were $30.8 million compared to $28.8 million for the 36.9 average number of vessels in our fleet for the year ended December 31, 2012, an increase of $2.0 million, or 6.9%. The increase is due to the higher average number of vessels in our fleet in the 2013 period.

NET GAIN/LOSS ON SALE OF VESSELS—No vessel sales took place during the year ended December 31, 2013, while for the year ended December 31, 2012, a $1.4 million gain on the sale of two vessels was recognized.

INTEREST AND FINANCE COSTS—Interest and finance costs were $ 8.2 million for the year ended December 31, 2013 compared to $9.4 million for the year ended December 31, 2012, a decrease of $1.2 million, or 12.8%. The reduction in interest and finance cost was due to lower interest rates and due to the capitalization of borrowing costs as part of the cost of the vessels under construction.

LOSS ON DERIVATIVES—Included in the results for the year ended December 31, 2013 are net losses from interest rate derivative instruments of $0.03 million. Interest paid on interest rate swap arrangements amounted to $2.8 million for the year ended December 31, 2013, or $0.01 per share, compared to $4.6 million for the year ended December 31, 2012 and net gains from change in fair value of the same arrangements amounted to $2.8 million for the year ended December 31, 2013 compared to $3.5 million for the year ended December 31, 2012.

INTEREST INCOME—Interest income was $0.4 million for the year ended December 31, 2013, compared to $0.2 million for the year ended December 31, 2012, an increase of $0.2 million, related to higher average cash balances on deposit throughout the year ended December 31, 2013 compared to the year ended December 31, 2012.

NET INCOME—As a result of the above factors, we recorded a net income of $21.2 million for the year ended December 31, 2013, compared to net income of $29.0 million for the year ended December 31, 2012.

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

DRY DOCKING COSTS—Dry docking costs were $2.1 million for the year ended December 31, 2012 and were $3.4 million for the year ended December 31, 2011, a decrease of $1.3 million, or 38.2%. Dry docking costs decreased due to a decrease in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2012 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2011. For the year ended December 31, 2012, five vessels were dry docked compared to nine vessels for the year ended December 31, 2011.

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

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $2.8 million for the year ended December 31, 2012 and were $2.6 million for the year ended December 31, 2011, an increase of $0.2 million, or 7.7%. Included in the General and administrative expenses for the years ended December 31, 2012 and December 31, 2011 are $1.6 million and $1.2 million respectively paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

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

INTEREST AND FINANCE COSTS—Net interest and finance costs were $9.4 million for the year ended December 31, 2012 and were $8.5 million for the year ended December 31, 2011, an increase of $0.9 million, or 10.6%. This resulted despite the decrease in the average debt outstanding from $351.1 million during the year ended December 31, 2011 to $345.4 million in the year ended December 31, 2012 due to the higher average interest rate including margin which increased to 2.39% for the year ended December 31, 2012, compared to 2.23% for the year ended December 31, 2011.

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

B. Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $86.2 million and $3.5 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and equity offerings. We did not sell any vessels during 2013, but during 2012 we had proceeds of $18.1 million from vessel sales and during 2011 we had proceeds of $25.0 million from vessel sales. We raised capital through a follow-on public common stock offering in the second quarter of 2013 with net proceeds of $109.1 million and in the first quarter of 2014 through a registered common stock offering with net proceeds of approximately $32.0 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements.

Our liquidity needs, as of December 31, 2013 through the end of 2014, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of five LPG carriers for an aggregate remaining purchase price of $78.9 million. We expect to fund the payments due in 2014 for these vessels with available cash and borrowings under new credit facilities that we have arranged. Beyond 2014, our liquidity needs will additionally include capital expenditures for the balance of the purchase price of 13 additional LPG carrier newbuildings which as of April 1, 2014 amount to $209.9 million.

As of December 31, 2013, we had paid a total of $70.6 million in deposits for sixteen LPG carrier newbuildings which had a $255.0 million remaining purchase price balance payable at the time of the vessels’ respective scheduled deliveries in 2014 and 2015. From December 31, 2013 to April 1, 2014 we took delivery of one newbuilding eco LPG carrier and paid $18.8 million of which $17.2 million was financed by bank debt. During this same period we also ordered two eco LPG carrier newbuildings for which we paid advances of $3.8 million. We expect to fund the remaining amount of the purchase price for the 17 newbuildings through existing and internally generated funds and new credit facilities, for which we have obtained commitment letters of up to $196.9 million, or less, depending on the vessels’ employment and market value at the time of their respective deliveries in 2014 and 2015, for 14 out of the 17 vessels. We may also consider equity issuances to fund these or additional vessel acquisitions as part of our strategic fleet expansion.

As of December 31, 2013, our aggregate debt outstanding was $352.9 million, of which $72.9 million was payable within 12 months. Of the $72.9 million to be paid over the next 12 months, $31.6 million was refinanced on April 25, 2014 with the existing lenders and is now payable in the long-term and has been excluded from our current liabilities, while the remaining $41.3 million related to regular principal installments on our debt. We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, that may restrict our ability to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

Of our existing fleet of 43 vessels as of April 1, 2014, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Gas Texiana, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

In 2009, we entered into a cash conservation approach, which included cost containment efforts and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the general uncertainties in the global economy. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice

As of April 1, 2014, 1.8 million shares of common stock had been repurchased at an aggregate cost of $8.5 million. No share purchases had been made since 2011.

Cash Flows

Net cash provided by operating activities—was $49.1 million for the year ended December 31, 2013, $48.4 million for the year ended December 31, 2012, and $42.4 million for the year ended December 31, 2011. This represents the net amount of cash, after expenses, generated by chartering our vessels. The increase in net cash provided by operating activities in 2013 were mainly due to the increase in revenues (net of voyage expenses) generated by operations due to the larger number of vessels in our fleet and the decrease in interest paid, net of amounts capitalized from $8.8 million during 2012 to $7.4 million during 2013 mainly as a result of lower interbank lending rates (LIBOR) and lower average outstanding loan balances. The increases in net cash provided by operating activities in 2012 were mainly due to the increase in revenues generated by operations and a decrease in expenses, mainly voyage and operating expenses.

Net cash used in investing activities—was $119.8 million for the year ended December 31, 2013, $43.9 million for the year ended December 31, 2012 and $31.6 million for the year ended December 31, 2011. During 2013 we acquired five LPG vessels, the Gas Enchanted, the Gas Alice, the Gas Inspiration, the Gas Ethereal, and the Sakura Symphony for a cost of $73.2 million. During 2013 we also agreed to acquire 11 newbuilding vessels under construction with deliveries in 2014 and 2015 for which we paid advances of $51.2 million. During 2012 we sold two vessels, the Gas Tiny and Gas Kalogeros, with net proceeds of $18.1 million. During 2012, outflows of $42.4 million reflect payments to the shipyard for the delivery of the Gas Husky and Gas Esco, while $19.2 million was paid as a deposit for the acquisition of four newbuilding vessels under construction. During 2011, outflows of $43.8 million reflect payments on the delivery from the shipyard of the Gas Cerberus, Gas Elixir and Gas Myth and $11.2 million reflect installments paid to the shipyard with respect to the two other newbuilding LPG carriers, the Gas Husky and the Gas Esco, delivered to us in 2012.

Net cash (used in) provided by financing activities—was $114.6 million for the year ended December 31, 2013 consisting mainly of $109.1 million net proceeds from common stock issuance, $45.2 million in finance proceeds for the acquisition of five vessels and $37.7 million in loan repayments under existing credit facilities. Net cash used in financing activities was $5.7 million for the year ended December 31, 2012 consisting of $43.3 million in finance proceeds for the acquisition of the Gas Husky and Gas Esco and $49.0 million in loan repayments, of which $35.4 million were regular loan installments and $13.6 million were repayments of loans related to the sale of vessels during 2012. For the year ended December 31, 2011, net cash provided by financing activities was $3.0 million consisting mainly of $49.4 million of finance proceeds for the delivery three vessels, $2.2 million paid for stock repurchases and $43.4 million of loan repayments under existing credit facilities.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $352.9 million, as of December 31, 2013 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 10 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 17, 2006	$18.5	May 2016	Quarterly	$1.00	$8.50	Sir Ivor, Lyne, Gas Kaizen, Gas Emperor, Gas Moxie, Gas Ice, Gas Arctic

December 5, 2005	$34.0	Sept 2016	Semi-Annual	$3.20	$20.0	Gas Marathon, Gas Sincerity, Gas Cathar, Gas Legacy, Gas Monarch, Gas Flawless, Gas Premiership

June 6, 2006	$2.2	Jun 2016	Semi-Annual	$0.24	$1.05	Gas Pasha
June 21, 2007	$2.4	Jun 2015	Semi-Annual	$0.34	$1.45	Gas Icon
	$24.0	Dec 2017	Semi-Annual	$1.54	$12.30	Navig8 Fidelity

July 30, 2008	$23.5	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

February 12, 2008	$24.4	Feb 2020	Quarterly	$0.63	$8.75	Navig8 Faith

October 9, 2008	$9.4	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis
February 18, 2009	$11.8	Apr 2014	Quarterly	$0.41	$10.99	Gas Astrid, Chiltern
	$9.3	Jul 2014	Quarterly	$0.22	$8.63	Gas Exelero

June 25, 2009	$15.3	Jul 2014	Semi-Annual	$1.08	$13.12	Gas Haralambos, Gas Spirit

February 19, 2009	$20.5	Jul 2019	Quarterly	$0.39	$11.55	Stealth Bahla

January 30, 2009	$34.0	Sept 2016	Quarterly	$0.85	$24.60	Spike, Gas Zael

February 1, 2011	$13.5	Mar 2018	Quarterly	$0.28	$8.80	Gas Elixir
	$13.7	Apr 2018	Quarterly	$0.28	$8.70	Gas Cerberus
	$14.0	Sept 2018	Quarterly	$0.28	$8.80	Gas Myth
March 1, 2011	$19.1	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$19.3	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco
September 23, 2013	$44.0	Sept 2020	Quarterly	$1.26	$11.1	Gas Ethereal Gas Inspiration Gas Alice Gas Enchanted Sakura Symphony

The interest rates on the outstanding loans as of December 31, 2013 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 2.23% for the year ended December 31, 2013 and 2.39% for the year ended December 31, 2012. As of December 31, 2013, $53.7 million of our outstanding loans were covered by the interest rate swap agreements paying fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR. During 2014, one of our interest rate swap agreements terminates. As a result, the total notional amount of our interest rate swap agreements will be reduced from $53.7 million as of December 31, 2013 to $31.1 million as of December 31, 2014, so unless we enter into new interest rate swap agreements our exposure to floating interest rates will increase.

As of April 1, 2014, three of our 43 vessels, the Gas Crystal, the Gas Evoluzione and the Gas Texiana, were unencumbered. Other than amounts to be drawn down under the new credit facilities for the partial financing of 14 of the 17 LPG vessels under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

During March 2014, we concluded a term loan for the financing of one LPG carrier, the Eco Stream, under which we borrowed $17.2 million. In addition, as of April 1, 2014 we had commitment letters to enter into loan agreements, for up to $196.9 million, to partially finance the acquisition of a further 14 LPG carriers to be delivered to us during 2014 and 2015. In addition to a first priority mortgage over the vessels being financed, the term loans will be secured by the assignment of the respective vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiaries. The credit facilities will contain similar events of default and financial covenants as those contained in our other credit facilities.

Financial Covenants

Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of a range from 125% to 130% depending on our different loan agreements;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•

to maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,300,000 in the earnings account with the relevant banks.

We are also required to maintain at the end of each quarter a free cash balance of $10,000,000.

Our current loan agreements also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period.

Our existing credit facility agreements contain customary events of default with respect to us and our applicable subsidiaries, including upon the non-payment of amounts due under the credit facility; breach of covenants; matters affecting the collateral under such facility; insolvency proceedings and the occurrence of any event that, in light of which, the lender considers that there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due.

Our credit facilities provide that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral. Our credit facilities also contain cross-default clauses.

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

After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there has been some improvement beginning late in 2010 and through 2013, rates remain below levels reached in 2007 and 2008 and could again decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the LPG sector of 3,000 to 8,000 cbm handysize LPG carriers is expected to be relatively limited in 2014 and 2015.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities, among other, to finance their acquisitions. Scarcity of credit facilities may impede our ability to grow our fleet. During 2013 we acquired five LPG carriers; for all these vessels we had arranged for credit facilities and used them to pay for a portion of the acquisition cost. As of April 1, 2014 we have 14 LPG carriers that are currently under construction and have committed financing in place, another three LPG carriers under construction for which we have not yet arranged committed financing. Please see “Item 3. Key Information—D. Risk factors” for a discussion of the material risks inherent in our business.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

Contractual obligations as of December 31, 2013 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2014)	1-3 years (2015-2016)	3-5 years (2017-2018)	More than 5 years (After January 1, 2019)
Long-term debt obligations	$352,869	$41,263	$128,370	$83,243	$99,993
Interest on principal amounts outstanding(1)	43,864	9,311	15,728	12,586	6,239
Management fees(2)	7,764	5,176	2,588	—	—
Vessel purchase commitments(3)	255,020	78,947	176,073	—	—

Total	$659,517	$134,697	$322,759	$95,829	$106,232

(1)	Based on assumed LIBOR rates of 0.25% for 2014, 0.52% for 2015, 1.34% for 2016, 2.41% for 2017, 3.25% for 2018 and 3.85% thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf.
(3)	In addition, from January to April 2014, we agreed to acquire two additional eco LPG carrier newbuildings and our contractual obligations increased by $37.7 million, of which we have paid $6.1 million as deposits and $31.6 million is payable towards delivery of the vessels which are scheduled for 2015.

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

Impairment or disposal of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets in connection with our performance of an annual review on December 31 and if indicators of impairment are present. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of comprehensive income.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. Despite the apparent steadiness in the values of our LPG fleet, the decline in global economy was considered to be an indicator of potential impairment. As of December 31, 2013, we performed the step one, undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions. Projected cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and estimates based on nine year historical average rates (base rate) when there is no charter in place with an annual 2% increase. We also assume an average annual inflation rate of 3% for operating expenses and a utilization rate of 97.4%. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support each vessel’s carrying values as of December 31, 2013 and December 31, 2012.

Our impairment test exercise is highly sensitive to variances in future estimates of the time charter rates. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2013 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2013, of the percentage difference between the current average rates for our fleet compared with the base rates (9 year historical averages) used in the impairment test, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our average 2013 rates as compared with base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	-4.10%	—	—	—	—	1	$0.3
Product Carriers	-15.86%	—	—	—	—	—	—
Aframax Tanker	-33.70%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels as of December 31, 2013 and what we believe the charter-free market values of each of our vessels was as of December 31, 2013, 15 of our 42 vessels in the water may have current carrying values above their market values (19 of our 37 vessels in the water as at December 31, 2012). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $70 million and $83 million as of December 31, 2013 and 2012, respectively. However, we believe that, with respect to these 15 vessels, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2013, and accordingly has not recorded an impairment charge

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2013 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

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

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2014, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	36	Chief Executive, Chief Financial Officer and Class III Director	2004	2015
Michael G. Jolliffe	64	Chairman of the Board, Class II Director	2004	2016
Lambros Babilis	46	Deputy Chairman and Class I Director	2007	2014
Markos Drakos	54	Class III Director	2006	2015
John Kostoyannis	48	Class II Director	2010	2016

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor and, beginning in 2014, our recently hired Chief Technical Officer and Finance Manager.The aggregate of such compensation for 2011, 2012, and 2013 was $1.2 million, $1.6 million, and $1.2 million, respectively

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2010, 2011 and 2013. In November 2012, we awarded an aggregate of 74,761 restricted shares of common stock to directors and officers that vest on September 30, 2014. The restricted shares are subject to forfeiture until they become vested.

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

At December 31, 2013 and April 1, 2014, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2013, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2013 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2014 and in 2015. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, c/o Harry Vafias, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Corporate Governance.”

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2014, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent.

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

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Deputy Chairman and Executive Director, our Internal Auditor and, beginning in 2014, our recently hired Chief Technical Officer and Finance Manager. In each case their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2013, 328 officers and 358 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2007 Equity Compensation Plan which we refer to as the Plan. The Plan is generally administered by the Compensation Committee of our Board of Directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our Board of Directors or by the Compensation Committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to officers, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to re-price outstanding stock options or stock appreciation rights. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. No awards were made under the Plan for the years ended December 31, 2010, December 31, 2011 and December 31, 2013. In 2012, we awarded an aggregate of 74,761 shares of our common stock to our directors and officers that vest on September 30, 2014. As of April 1, 2014, 324,766 shares of our common stock had been granted under the Plan since its adoption in 2005.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2014 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2014 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 35,525,887 shares of common stock outstanding as of April 1, 2014. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	11.3%
MSDC Management, L.P.(2)	3,494,636	9.8%

Executive Officers and Directors
Harry N. Vafias(1)	4,246,055	12.0%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	4,305,946	12.1%

*	Less than 1%.
(1)	According to Amendment No. 2 to a Schedule 13G jointly filed with the SEC on July 27, 2009 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,246,055 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes shares of common stock held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities and Exchange Act of 1934.
(2)	According to Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 21, 2014, MSDC is the investment manager of, and may be deemed to beneficially own 3,494,636 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2014, we had approximately 19 shareholders of record. Six of the stockholders of record were located in the United States and held in the aggregate 30,801,788 shares of common stock representing approximately 86.7% of our outstanding shares of common stock. However, the six United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 30,800,150 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On March 22, 2010 our Board of Directors approved a repurchase program of our common stock of up to $15.0 million. There is no fixed time period for this repurchase program. As of April 1, 2014, 1,756,875 shares of common stock had been repurchased of which 551,646 were held as treasury stock. No shares have been repurchased since September 2011. We may discontinue this program at any time.

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

In the year ended December 31, 2013, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2011, 2012 and 2013 were $4.8 million, $4.3 million and $4.8 million respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period we are charged $500 for each additional day. In both the years ended December 31, 2012 and 2013 we paid $0.2 million related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2011, 2012 and 2013, total brokerage commissions of 1.25% amounted to $1.5 million, $1.5 million and $1.5 million respectively, and were included in voyage expenses. For the years ended December 31, 2011, 2012 and 2013, the amounts of $0.6 million, $0.6 million and $0.7 million respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2011, and 2012 the amounts of $0.3 million and $0.2 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”. For the year ended December 31, 2013 no such commission was recognized as no sale of vessel occurred.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the years ended December 31, 2011, 2012 and 2013, such compensation was in the aggregate amount of $1.2 million, $1.6 million and $1.2 million, respectively.

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

Office Space

We lease office space from the Vafias Group. In the years ended December 31, 2011, 2012 and 2013, we made lease payments of $57,850, $76,420 and $78,070, respectively. The leaserate for the year 2014 is €58,800 per year.

Vessel Acquisitions and Charters

In April 2012, we entered into time charter agreements with an affiliated entity of the Vafias Group for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter is four years and there is an option to extend the charter for an additional year. The five-year charter for the Gas Esco commenced in June 2012. Revenues from these two charters for the year ended December 31, 2013 were $9.8 million while vessel operating expenses for the Stealth Bahla and the Gas Esco were $3.9 million.

In August 2012, we entered into separate memoranda of agreements with an affiliated company of the Vafias Group to acquire four LPG carriers under construction that were scheduled to be delivered during 2014 (the delivery of which was subsequently rescheduled to the first half of 2015). The aggregate purchase price of these vessels was $96.0 million. As provided by the agreements an advance payment of $19.2 million was paid on September 8, 2012. The remainder of the purchase price will be paid at the time of each vessel’s delivery. The acquisition price for these vessels was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.

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

	High	Low
Year Ended December 31, 2009	$7.50	$4.15
Year Ended December 31, 2010	7.99	4.05
Year Ended December 31, 2011	8.37	3.55
Year Ended December 31, 2012	8.23	4.00
Year Ended December 31, 2013	$12.88	$8.10
2012
First Quarter	6.20	4.00
Second Quarter	6.69	5.25
Third Quarter	6.87	5.78
Fourth Quarter	8.23	6.40
2013
First Quarter	11.99	8.10
Second Quarter	11.69	9.70
Third Quarter	11.00	8.57
Fourth Quarter	12.88	9.81
October 2013	12.73	9.81
November 2013	12.88	11.56
December 2013	12.03	9.88
2014
First Quarter	11.67	9.51
January 2014	10.53	9.51
February 2014	10.60	9.71
March 2014	11.67	10.47
April 2014 (through April 25, 2014)	11.70	10.91

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2008 and March 31, 2014, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2008. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 32,679,642 shares were issued, including 552,313 shares repurchased by the Company and held as treasury stock since 2011, and 32,127,329 shares outstanding and fully paid as of December 31, 2013; while as of April 1, 2014 we had 36,078,200 shares issued and 35,525,887 shares outstanding and fully paid.

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

Dissenters’ Rights of Appraisal and Payment. Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

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

C. Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” for

a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 12.0% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2014.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision, Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position. However, if the principles of the Tidewater decision were applicable to our time charters, or our new build deposits were treated as assets producing passive income, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

We do not believe that we were a PFIC for 2013. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2013. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2013 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2013, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2014 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2013 and 2014.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)		Floating Rate (StealthGas Receives)	Fair Value December 31, 2013 (in millions)	Notional Amount December 31, 2013 (in millions)	Notional Amount December 31, 2014 (in millions)
Swap 1	March 9, 2006	March 9, 2016	$22.5	4.52	%(1)	6 month U.S.	$0.6	$7.6	$6.0
						dollar LIBOR
Swap 2	September 9, 2009	March 9, 2016	$53.3	4.73%		3 month U.S.	$2.4	$30.8	$25.1
						dollar LIBOR
Swap 3	July 20, 2009	July 2, 2014	$23.9	2.77%		3 month U.S.	$0.3	$15.3	$—
						dollar LIBOR
Total							$3.3	$53.7	$31.1

(1)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.

As of December 31, 2013, total bank indebtedness of the Company was $352.9 million, of which $53.7 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2013, we paid fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR of approximately 0.26% for three month LIBOR and 0.70% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. During 2013, three of our interest rate swap agreements terminated. During 2014, one of our interest rate swap agreements terminates. As a result, the total notional amount of our interest rate swap agreements will be reduced from $53.7 million as of December 31, 2013 to $31.1 million as of December 31, 2014, so unless we enter into new interest rate swap agreements our exposure to floating interest rates will increase.

Based on the amount of our outstanding indebtedness as of December 31, 2013, and our interest swap arrangements as of December 31, 2013, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest expense, on an annualized basis, by approximately $2.1 million.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incur around 17% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2014 we have payment obligations related to the building of vessels in Japanese ship yards in the aggregate of 5.0 billion Japanese Yen (approximately $48.2 million based upon the prevailing USD/JPY exchange rate of $1.00:JPY103 as of April 1, 2014). We have not hedged this exposure. A hypothetical 10% movement in the outright USD/JPY exchange rate would result in a reduction in the USD equivalent payments we have to make of $4.4 million should the JPY depreciate against the dollar, and an increase in the USD equivalent payments we have to make of $5.4 million should the JPY appreciate against the dollar. We may enter into foreign exchange contracts to hedge part of the exposure and we anticipate that such contracts will not qualify for hedge accounting, as a result any marked to market fluctuations in their value will be recognized in our statement of income.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2013, management , used the criteria set forth in Internal Control—Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2013 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 29, 2014

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of : Investment Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2013.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou Sofianos & Cambanis S.A.(“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2013	2012
Audit fees	$543	$389
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$543	$389

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

(2) Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2013 and 2012.

(3) Tax Fees

Deloitte did not provide any tax services in 2013 and 2012.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2013 and 2012.

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

On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. As at April 1, 2014, 1,756,875 shares of common stock had been repurchased at an average price of $4.85 per share. We have not made any repurchases under the program since September 26, 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under Nasdaq corporate governance standards. We however, voluntarily comply in full with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Item 16H.	Mine Safety Disclosures

Not Applicable

Part III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-25 incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(1)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(2)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(3)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ HARRY N. VAFIAS
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 29, 2014

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

April 29, 2014

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2012 and 2013 (Expressed in United States Dollars)

		December 31,
	Note	2012	2013
Assets
Current assets
Cash and cash equivalents		42,273,000	86,218,517
Receivable from related party	3	—	104,476
Trade and other receivables		3,029,284	4,726,758
Claims receivable		32,835	136,867
Inventories	4	3,152,407	2,461,093
Advances and prepayments		435,226	715,444
Restricted cash		7,340,655	3,521,902

Total current assets		56,263,407	97,885,057

Non current assets
Advances for vessels under construction and acquisitions	5	19,321,045	70,577,435
Vessels, net	6	634,634,671	677,022,902
Other receivables		224,422	582,765
Restricted cash		1,300,000	2,300,000
Deferred finance charges, net of accumulated amortization of $1,786,158 and $2,212,091	7	1,295,486	2,616,584

Total non current assets		656,775,624	753,099,686

Total assets		713,039,031	850,984,743

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,288,899	5,941,043
Trade accounts payable		5,927,526	7,973,097
Accrued liabilities	8	2,855,170	2,880,377
Customer deposits		280,000	—
Deferred income	9	3,129,671	4,735,350
Fair value of derivatives	11	539,904	277,212
Current portion of long-term debt	10	35,787,544	41,263,165

Total current liabilities		55,808,714	63,070,244

Non current liabilities
Fair value of derivatives	11	5,409,337	2,955,755
Other non current liabilities		222,770	758,844
Long-term debt	10	309,564,768	311,605,457

Total non current liabilities		315,196,875	315,320,056

Total liabilities		371,005,589	378,390,300

Commitments and contingencies	17

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 21,179,642 shares issued and 20,627,329 shares outstanding at December 31, 2012 and 32,679,642 shares issued and 32,127,329 shares outstanding at December 31, 2013 with a par value of $0.01 per share	12	206,273	321,273
Additional paid-in capital	12	275,792,164	385,088,821
Retained earnings		66,016,627	87,233,820
Accumulated other comprehensive income/(loss)		18,378	(49,471)

Total stockholders’ equity		342,033,442	472,594,443

Total liabilities and stockholders’ equity		713,039,031	850,984,743

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2011	2012	2013
Revenues
Revenues		118,280,752	114,848,079	111,667,565
Revenues—related party	3	—	4,364,992	9,814,000

Total revenues		118,280,752	119,213,071	121,481,565

Expenses
Voyage expenses	15	16,354,725	11,231,340	12,819,866
Voyage expenses—related party	15	1,474,495	1,472,410	1,482,764
Vessels’ operating expenses	15	36,350,153	28,674,675	32,439,404
Vessels’ operating expenses—related party	3,15	208,000	1,917,302	4,084,149
Dry-docking costs		3,443,491	2,067,393	3,160,251
Management fees—related party	3	4,760,865	4,315,720	4,807,010
General and administrative expenses		2,646,418	2,838,759	2,816,397
Depreciation	6	27,562,120	28,776,688	30,761,673
Net (gain)/loss on sale of vessels	6	5,654,178	(1,372,409)	—

Total expenses		98,454,445	79,921,878	92,371,514

Income from operations		19,826,307	39,291,193	29,110,051

Other (expenses)/income
Interest and finance costs		(8,510,516)	(9,408,230)	(8,189,475)
Loss on derivatives	11	(2,931,404)	(1,086,258)	(27,470)
Interest income		83,059	221,023	361,820
Foreign exchange gain/(loss)		82,345	(59,241)	(37,733)

Other expenses, net		(11,276,516)	(10,332,706)	(7,892,858)

Net income		8,549,791	28,958,487	21,217,193

Earnings per share
—Basic and diluted	14	0.41	1.41	0.75

Weighted average number of shares
—Basic and diluted	14	20,909,154	20,552,568	28,271,746

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars)

		December 31,
	Note	2011	2012	2013
Net income		8,549,791	28,958,487	21,217,193

Other comprehensive income/(loss)
Cash flow hedges—reclassification adjustment		527,627	(54,340)	(67,849)

Other comprehensive income/(loss)		527,627	(54,340)	(67,849)

Comprehensive income		9,077,418	28,904,147	21,149,344

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars, Except for Share Data)

	Capital stock
	Number of Shares (Note 12)	Amount (Note 12)	Additional Paid-in Capital (Note 12)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2010	21,104,214	211,042	277,986,270	28,508,349	(454,909)	306,250,752
Stock based compensation	—	—	4,071	—	—	4,071
Stock repurchase	(551,646)	(5,516)	(2,228,698)	—	—	(2,234,214)
Net income for the year	—	—	—	8,549,791	—	8,549,791
Other comprehensive income	—	—	—	—	527,627	527,627

Balance, December 31, 2011	20,552,568	205,526	275,761,643	37,058,140	72,718	313,098,027
Issuance of restricted shares and related stock based compensation	74,761	747	30,521	—	—	31,268
Net income for the year	—	—	—	28,958,487	—	28,958,487
Other comprehensive loss	—	—	—	—	(54,340)	(54,340)

Balance, December 31, 2012	20,627,329	206,273	275,792,164	66,016,627	18,378	342,033,442
Follow-on public offering net of issuance cost	11,500,000	115,000	109,004,029	—	—	109,119,029
Stock based compensation	—	—	292,628	—	—	292,628
Net income for the year	—	—	—	21,217,193	—	21,217,193
Other comprehensive loss	—	—	—	—	(67,849)	(67,849)

Balance, December 31, 2013	32,127,329	321,273	385,088,821	87,233,820	(49,471)	472,594,443

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars)

	December 31,
	2011	2012	2013
Cash flows from operating activities
Net income for the year	8,549,791	28,958,487	21,217,193
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,562,120	28,776,688	30,761,673
Amortization of deferred finance charges	395,446	412,138	425,933
Unrealized exchange differences	(6,868)	98,294	3,745
Share based compensation	4,071	31,268	292,628
Change in fair value of derivatives	3,734,845	(3,506,897)	(2,784,123)
(Gain)/loss on sale of vessels	5,654,178	(1,372,409)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	910,922	(1,708,048)	(2,055,817)
Claims receivable	(715,934)	(502,534)	(1,905,152)
Inventories	(576,016)	(736,299)	691,314
Advances and prepayments	148,503	193,397	(280,218)
Increase/(decrease) in
Balance with related parties	(1,640,382)	(586,091)	(1,452,332)
Trade accounts payable	1,692,418	(526,281)	2,045,571
Accrued liabilities	(684,432)	(1,653,992)	25,207
Other current liability	(2,687,500)	—	—
Other non current liabilities	—	222,770	536,074
Deferred income	34,556	340,485	1,605,679

Net cash provided by operating activities	42,375,718	48,440,976	49,127,375

Cash flows from investing activities
Insurance proceeds	595,926	986,102	1,801,120
Vessels’ acquisitions and advances for vessels under construction	(54,981,190)	(62,634,833)	(124,406,294)
Proceeds from sale of vessels, net	25,001,033	18,136,907	—
(Increase)/decrease in restricted cash account	(2,209,165)	(386,292)	2,818,753

Net cash used in investing activities	(31,593,396)	(43,898,116)	(119,786,421)

Cash flows from financing activities
Stock repurchase	(2,234,214)	—	—
Net proceeds from common stock issuance	—	—	109,119,029
Deferred finance charges paid	(785,000)	—	(1,747,031)
Customer deposits received	275,000	5,000	—
Customer deposits paid	(285,000)	—	(280,000)
Loan repayments	(43,417,768)	(48,965,869)	(37,696,190)
Proceeds from long-term debt	49,400,000	43,250,000	45,212,500

Net cash (used in)/provided by financing activities	2,953,018	(5,710,869)	114,608,308

Effect of exchange rate changes on cash	6,868	(98,294)	(3,745)

Net (decrease)/increase in cash and cash equivalents	13,742,208	(1,266,303)	(43,945,517)
Cash and cash equivalents at beginning of year	29,797,095	43,539,303	42,273,000

Cash and cash equivalents at end of year	43,539,303	42,273,000	86,218,517

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	7,566,151	8,757,734	7,374,110

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2013 owned a fleet of thirty eight liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2011, 2012 and 2013, the following charterer individually accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2011	2012	2013
B	14%	12%	11%

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 2%. The Company also assumes an average annual inflation rate of 3% for operating expenses. No impairment loss was identified or recorded for the years ended December 31, 2011, 2012 and 2013.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No assets are held for sale as of December 31, 2012 and 2013 (Note 6).

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

Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease.

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

Earnings per Share: Basic earnings per share are computed under the two-class method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive (Note 14).

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income/loss” in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

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

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. For the years ended December 31, 2011, 2012 and 2013, total brokerage commissions of 1.25% amounted to $1,474,495, $1,472,410 and $1,482,764, respectively, and are included in “Voyage expenses – related party” in the consolidated statements of income. For the years ended December 31, 2011, 2012 and 2013, the management fees were $4,760,865, $4,315,720 and $4,807,010, respectively. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2011, 2012 and 2013, the superintendent fees amounted to $208,000, $175,500 and $151,000, respectively, and are included in “Vessels’ operating expenses—related party” in the consolidated statements of income.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2011, 2012 and 2013 commission fees relating to vessels purchased of $621,745, $634,479 and $723,500, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2011, 2012 and 2013 the amounts of $258,500, $192,000 and $0, respectively, were recognized as commission expenses relating to the sale of vessels and are included in the consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”.

The Manager has subcontracted the technical management of some of the vessels to three unaffiliated ship-management companies, Selandia Ship Management (“Selandia”), Swan Shipping Corporation (“Swan”) and Bernhard Schulte Shipmanagement (“BSS”) and to one affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Deputy Chairman and Executive

Director, which reimbursements were in the amounts of $1,192,266, $1,552,541 and $1,245,766, for the years ended December 31, 2011, 2012 and 2013, respectively, and are included in the consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2012 and at December 31, 2013 was a liability of $7,288,899 and $5,941,043, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the years ended December 31, 2011, 2012 and 2013 amounted to $57,850, $76,420 and $78,070, respectively.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., an affiliate of the Vafias Group incorporated in the Marshall Islands. Revenue from the related party amounted to $4,364,992 and 9,814,000 for the years ended December 31, 2012 and 2013, respectively, and is included in the consolidated statements of income under the caption “Revenues – related party”. For the vessels’ operating expenses, the Company paid to the Manager amounts of $1,741,802 and $3,933,149 for the years ended December 31, 2012 and 2013, respectively, which are included in the consolidated statements of income under the caption “Vessels’ operating expenses – related party”. The current account balance with Emihar at December 31, 2013 was a receivable of $104,476.

On August 22, 2012, the Company entered into separate memoranda of agreements with an affiliated company to acquire four LPG carriers under construction which are scheduled to be delivered during the year 2015. The aggregate purchase price of these vessels was $96,000,000. As provided by the memoranda of agreements, an advance payment of 20% of the aggregate purchase price was paid on September 28, 2012.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2012	2013
Bunkers	1,854,589	930,630
Lubricants	1,297,818	1,530,463

Total	3,152,407	2,461,093

5. Advances for Vessels Under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheet as of December 31, 2012 of $19,321,045 mainly represents advance payments to sellers for four LPG carriers under construction (see Note 3).

The amount shown in the accompanying consolidated balance sheet as of December 31, 2013 of $70,577,435 mainly represents advance payments to sellers for four LPG carriers under construction contracted in 2012 (see Note 3), advance payments to sellers for five LPG carriers under construction contracted in 2013 and advance payments to a ship-builder for six LPG carriers under construction contracted in 2013.

For the years ended December 31, 2012 and 2013, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2011	22,347,811
Advances for vessels under construction and acquisitions	61,632,129
Capitalized interest	281,484
Capitalized expenses	721,220
Vessels delivered	(65,661,599)

Balance, December 31, 2012	19,321,045
Advances for vessels under construction and acquisitions	50,396,200
Capitalized interest	819,296
Capitalized expenses	40,894

Balance, December 31, 2013	70,577,435

During 2013, the Company entered into separate agreements to acquire twelve LPG carriers under construction, which are scheduled to be delivered between March 2014 and August 2015. The total consideration payable for these vessels amounts to $228,616,400 and advances of $50,396,200 were paid in 2013.

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	729,452,091	(115,619,118)	613,832,973
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	65,661,599	—	65,661,599
Disposals	(18,811,000)	2,727,787	(16,083,213)
Depreciation for the year	—	(28,776,688)	(28,776,688)

Balance, December 31, 2012	776,302,690	(141,668,019)	634,634,671
Acquisitions	73,149,904	—	73,149,904
Depreciation for the year	—	(30,761,673)	(30,761,673)

Balance, December 31, 2013	849,452,594	(172,429,692)	677,022,902

During the year ended December 31, 2011, the Company completed the construction of the vessels “Gas Elixir”, “Gas Cerberus” and “Gas Myth” for a total consideration of $69,906,578 and concluded separate memoranda of agreement for the disposal of the vessels “Gas Shanghai”, “Gas Chios”, “Gas Czar” and “Gas Nemesis” to unaffiliated third parties for $25,850,000. The Company realized an aggregate loss from the sale of vessels of $5,654,178 which was included in the Company’s consolidated statement of income of 2011.

On December 16, 2011, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Tiny” to an unaffiliated third party for $2,400,000. The vessel was delivered to her new owners on January 17, 2012.

During the year ended December 31, 2012, the Company completed the construction of the vessels “Gas Husky” and “Gas Esco” for a total consideration of $65,661,599. In addition, on February 14, 2012, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Kalogeros” to an unaffiliated third party for $16,800,000. The vessel was delivered to her new owners on May 4, 2012.

The Company realized an aggregate gain from the sale of vessels “Gas Tiny” and “Gas Kalogeros” of $1,372,409 which is included in the Company’s consolidated statement of income under the caption “Net (gain)/loss on sale of vessels”.

During the year ended December 31, 2013, the Company acquired the vessels “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony” for a total consideration of $73,149,904.

7. Deferred Finance Charges

Gross deferred finance charges amounting to $3,081,644 and $4,828,675 as of December 31, 2012 and December 31, 2013, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet net of accumulated amortization. For the years ended December 31, 2011, 2012 and 2013, the amortization of deferred financing charges amounted to $395,446, $412,138 and $425,933, respectively, and is included in interest and finance costs in the consolidated statements of income.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2012	2013
Interest on long-term debt	1,295,929	1,099,771
Administrative expenses	306,058	203,396
Vessel operating and voyage expenses	1,253,183	1,577,210

Total	2,855,170	2,880,377

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $3,129,671 and $4,735,350 represent time charter revenues received in advance as of December 31, 2012 and as of December 31, 2013, respectively.

10. Long-term Debt

Term Loans		Original amount	December 31, 2012	Movement in 2013		December 31, 2013
Issue Date	Maturity Date			Additions	Repayments
December 5, 2005	September 9, 2016	100,067,500	40,421,883	—	(6,409,852)	34,012,031
May 17, 2006	May 30, 2016	79,850,000	22,500,000	—	(4,000,000)	18,500,000
June 6, 2006	June 28, 2016	6,580,000	2,710,960	—	(473,760)	2,237,200
June 21, 2007	December 21, 2017	49,875,000	30,845,014	—	(4,401,000)	26,444,014
February 12, 2008	February 19, 2020	40,250,000	26,875,000	—	(2,500,000)	24,375,000
July 30, 2008	November 4, 2020	33,240,000	25,484,000	—	(1,939,000)	23,545,000
Octrober 9, 2008	Octrober 9, 2020	29,437,000	10,210,000	—	(780,000)	9,430,000
January 30, 2009	September 15, 2016	45,000,000	37,350,000	—	(3,400,000)	33,950,000
February 18, 2009	July 5, 2014	32,200,000	23,616,259	—	(2,514,164)	21,102,095
February 19, 2009	July 14, 2019	29,250,000	22,080,000	—	(1,560,000)	20,520,000
June 25, 2009	July 2, 2014	26,700,000	17,434,196	—	(2,155,268)	15,278,928
February 1, 2011	September 1, 2018	49,400,000	44,450,000	—	(3,300,000)	41,150,000
March 1, 2011	June 20, 2020	43,250,000	41,375,000	—	(3,000,000)	38,375,000
September 23, 2013	September 30, 2020	45,212,500	—	45,212,500	(1,263,146)	43,949,354

Total			345,352,312	45,212,500	(37,696,190)	352,868,622

Current portion of long-term debt			35,787,544			41,263,165

Long term debt			309,564,768			311,605,457

On March 1, 2011, the Company entered into a term loan with a bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco and Gas Husky. The term loan was drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $21,750,000 was drawn down on January 12, 2012 and the second tranche of $21,500,000 was drawn down on June 21, 2012.

On February 29, 2012, an amount of $791,823 was repaid on the Company’s term loan dated May 17, 2006 from the proceeds of the sale of its vessel Gas Tiny (Note 6).

On May 10, 2012, an amount of $12,826,919 was repaid on the Company’s term loan dated October 9, 2008 from the proceeds of the sale of its vessel “Gas Kalogeros” (Note 6).

On September 23, 2013, the Company entered into a term loan with a bank to partially finance the acquisition of the five LPG carriers, named “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony”, respectively, by five of the Company’s wholly owned subsidiaries. The term loan was drawn down in two tranches. The first tranche amounting to $36,762,500 was drawn down on September 30, 2013 and the second tranche amounting to $8,450,000 was drawn down on October 25, 2013.

On December 20, 2013 the Company entered into a term loan with a bank institution to partially finance the acquisition of four LPG carriers under construction, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,400,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel.

Obligations with a maturity of less than one year amounting to $31,611,307 have been presented as long-term, as the Company subsequent to December 31, 2013, refinanced these obligations on a long-term basis through the facilities available under the financing agreements that the Company entered on January 31, 2014 and on March 5, 2014 as discussed in Note 18.

The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 125% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•

the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,300,000 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2013 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2011: 2.23%

Year ended December 31, 2012: 2.39%

Year ended December 31, 2013: 2.23%

Bank loan interest expense for the above loans for the years ended December 31, 2011, 2012 and 2013 amounted to $7,864,282, $9,035,248 and $7,997,247, respectively. Of these amounts, for the years ended December 31, 2011, 2012 and 2013, the amounts of $557,565, $281,484 and $819,296, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income.

At December 31, 2013, the Company was in compliance with all of its debt covenants.

The aggregate available unused amounts under these facilities at December 31, 2013 were $62,400,000 and the Company is required to pay a quarterly commitment fee of 0.80% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the fourteen loans, after December 31, 2013 are as follows:

December 31,	Amount
2014	41,263,165
2015	42,154,213
2016	86,216,093
2017	37,015,837
2018	46,226,587
Thereafter	99,992,727

Total	352,868,622

Commitment Letters: On October 31, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $21,700,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

On December 23, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $22,400,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment.

11. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to three floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $53,682,179 at December 31, 2013 (2012: $124,869,347) pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London Interbank

Offered Rate (“LIBOR”) (approximately 0.33% at December 31, 2013). These agreements contain no leverage features and have maturity dates ranging from July 2014 to March 2016. The Company had derivatives that qualified for hedge accounting up to October 1, 2009, subsequent to which the Company discontinued hedge accounting. In accordance with ASC 815-30-40 the unrealized results accumulated in “Accumulated other comprehensive income/(loss)” for previously designated cash flow hedges, are being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

The Company may enter into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. On August 5, 2008, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction. Under the contracts the Company converted U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates through 2011. As of and for the years ended December 31, 2012 and 2013, there were no such contracts.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2012		2013
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	—	539,904	—	277,212
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	5,409,337	—	2,955,755

Total derivatives not designated as hedging instruments		—	5,949,241	—	3,232,967

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2011	2012	2013
Interest Rate Swap—Reclassification from OCI	Loss on derivatives	(527,627)	54,340	67,849
Interest Rate Swap—Change in Fair Value	Loss on derivatives	2,200,415	3,452,556	2,716,274
Interest Rate Swap—Realized loss	Loss on derivatives	(5,497,478)	(4,593,154)	(2,811,593)
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	(5,407,633)	—	—
Foreign Currency Contract—Realized gain	Loss on derivatives	6,300,919	—	—

Total loss on derivatives		(2,931,404)	(1,086,258)	(27,470)

During the years ended December 31, 2012 and 2013 the gains transferred from accumulated other comprehensive income/(loss) to the statement of income were $54,340 and $67,849, respectively, and during the year ended December 31, 2011, the loss transferred from accumulated other comprehensive income/(loss) to the statement of income was $527,627. The estimated net amount of existing losses at December 31, 2013, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $49,471.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2012:

Description	Fair Value as of December 31, 2012	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(5,949,241)	—	(5,949,241)	—

Total	(5,949,241)	—	(5,949,241)	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2013:

	Fair Value as of December 31, 2013	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(3,232,967)	—	(3,232,967)	—

Total	(3,232,967)	—	(3,232,967)	—

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

On July 18, 2007, the Company completed a follow-on public offering of 7,200,000 shares of common stock, par value of $0.01, for $18.00 per share. The gross proceeds from the offering amounted to $129,600,000, while the net proceeds after the underwriters’ discounts and commissions and other related expensed amounted to $121,932,958. The Company also granted the underwriters a 30 day option to purchase up to an additional 1,080,000 shares of common stock to cover any over allotments.

On August 1, 2007, the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares with par value of $0.01 of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386.

On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2010, the Company completed the repurchase of 1,205,229 shares paying an average price per share of $5.21. These shares were cancelled and removed from the Company’s capital stock. During the year ended December 31, 2011, the Company completed the repurchase of additional 551,646 shares paying an average price per share of $4.05. These shares are held as treasury stock by the Company. No shares were repurchased during the years ended December 31, 2012 and 2013.

On April 30, 2013, the Company completed a follow-on public offering of 11,500,000 shares of common stock, par value of $0.01, for $10.00 per share. The gross proceeds from the offering amounted to $115,000,000, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $109,119,029.

13. Equity Compensation Plan

During 2007, the Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2013, a total of 324,766 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007. There were no changes in the status of the Company’s unvested shares for the year ended December 31, 2013.

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2011, 2012 and 2013. As restricted share grantees retained dividends on awards that are expected vest, such dividends would have been charged to retained earnings.

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

The stock based compensation expense for the restricted vested and non-vested shares for the years ended December 31, 2011, 2012 and 2013 amounted to $4,071, $31,268 and $292,628, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2013, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2013	74,761	7.26
Granted	—	—
Vested	—	—
Forfeited	—	—
Non-vested, December 31, 2013	74,761	7.26

The total fair value of shares vested during the year ended December 31, 2011 was $38,551, based on the closing share price at each vesting date. No shares vested during the years ended December 31, 2012 and 2013. The remaining unrecognized compensation cost amounting to $218,870 as of December 31, 2013, is expected to be recognized over the remaining period of 0.75 years, according to the contractual terms of those non-vested share awards.

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2011	2012	2013
Numerator
Net income	8,549,791	28,958,487	21,217,193
Less: Undistributed earnings allocated to non-vested shares	—	(11,220)	(55,958)

Net income attributable to common shareholders, basic	8,549,791	28,947,267	21,161,235

Denominator

Weighted average number of shares outstanding, basic and diluted	20,909,154	20,552,568	28,271,746

Earnings per share, basic and diluted	0.41	1.41	0.75

The Company excluded the dilutive effect of 74,761 (2012: 74,761, 2011: 6,501) non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2013, as they were anti-dilutive.

15. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2011	2012	2013
Port expenses	2,221,470	1,749,565	2,067,494
Bunkers	11,554,144	7,253,583	8,347,130
Commissions	3,272,922	3,304,220	3,244,939
Other voyage expenses	780,684	396,382	643,067

Total	17,829,220	12,703,750	14,302,630

	Year ended December 31,
Vessels’ Operating Expenses	2011	2012	2013
Crew wages and related costs	22,044,479	19,304,929	22,138,595
Insurance	1,410,889	1,260,289	1,667,915
Repairs and maintenance	4,940,185	3,026,513	4,243,133
Spares and consumable stores	5,886,002	5,313,053	5,757,455
Miscellaneous expenses	2,276,598	1,687,193	2,716,455

Total	36,558,153	30,591,977	36,523,553

16. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of income.

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

•

As of December 31, 2013, the Company has entered into separate agreements to acquire sixteen LPG carriers which are currently under construction, and are described in Notes 3 and 5. The Company has future outstanding commitments for installment payments for these agreements as follows:

December 31	Amount
2014	78,947,543
2015	176,072,600

255,020,143

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of December 31, 2013, amount to $94,173,667 during 2014, $41,461,547 during 2015, $20,118,224 during 2016 and $2,231,500 during 2017. These amounts do not include any assumed off-hire. Of these amounts, $9,814,000 for the year ending 2014, $9,814,000 for the year ending 2015, $7,412,400 for the year ending 2016 and $2,023,500 for the year ending 2017 relate to time charter agreements with Emihar Petroleum Inc. discussed in Note 3.

18. Subsequent Events

(a)	On January 8, 2014, the Company entered into a memorandum of agreement to acquire one LPG carrier under construction, which is scheduled to be delivered in the first quarter of 2015. The total consideration payable for this vessel amounts to JPY1,600,000,000 (approx. $15,206,235 based upon the USD/JPY exchange rate of $1.00/JPY 105.22). The Company paid advances of JPY400,000,000 ($3,844,508) during the first quarter of 2014.

(b)	On January 27, 2014, the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $22,750,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment.

(c)	On January 29, 2014, the Company signed a commitment letter with a bank to partially finance the acquisition of one LPG carrier on its delivery. The aggregate committed term loan is up to $13,325,000 and will be drawn down in one tranche upon the delivery of the vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment.

(d)	On January 31, 2014, the Company signed a commitment letter with a bank to partially finance the acquisition of one LPG carrier on its delivery and to refinance the existing term loan dated June 25, 2009. The aggregate committed term loan is up to $30,000,000 and will be drawn down in three tranches. The two tranches will be drawn down within 15 days of the signing date of the facility agreement and the third tranche will be drawn down upon the delivery of the vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment. On April 25, 2014, an amount of $14,201,294 was drawn down of which $1,335,000 is payable in 2014.

(e)	On February 14, 2014, the Company completed a registered offering of 3,398,558 shares of common stock, par value of $0.01, for $9.71 per share. The gross proceeds from the offering amounted to $32,999,998, while the net proceeds after the underwriters’ discounts and commissions amounted to $32,174,998.

(f)	On March 5, 2014, the Company signed a commitment letter with a bank to refinance the existing term loan dated February 18, 2009. The aggregate committed term loan is up to $20,400,000 and will be drawn down in one tranche at the signing date of the facility agreement. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment. On April 14,2014, an amount of $19,845,013 was drawn down of which $1,100,000 is payable in 2014.

(g)	On March 24, 2014, the Company entered into a term loan with a bank institution to partially finance the acquisition of three LPG carriers under construction, in an amount up to $52,500,000. The term loan will be drawn down in three tranches upon the delivery of each vessel and the first tranche amounting to $17,150,000 was drawn down on March 31, 2014.

(h)	On March 28, 2014, the Company paid the delivery installment amounting to $18,750,000 and took delivery of the vessel “Eco Stream”.

(i)	On April 1, 2014, the Company signed contract with a Japanese shipbuilding yard for the construction of one LPG carrier at a contract price of JPY2,310,000,000 (approx. $22,420,654 based upon the USD/JPY exchange rate of $1.00/JPY 103.03). The vessel is scheduled to be delivered in the third quarter of 2015. The Company paid advance of JPY231,000,000 ($2,277,882) during the second quarter of 2014.