Form 20-F
period 2014-12-31
StealthGas Inc.
filed 2015-04-30
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36797

STEALTHGAS INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Erithrea 14561 Athens, Greece

(Address of principal executive offices)

Harry N. Vafias

331 Kifissias Avenue, Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014 was: 42,889,773 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

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

•	performance by the shipyards constructing our newbuilding vessels; and

•	expectations regarding vessel acquisitions and dispositions.

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

Our audited consolidated statements of comprehensive income, stockholder’s equity and cash flows for the years ended December 31, 2012, 2013, and 2014 and the audited consolidated balance sheets as of December 31, 2013 and 2014, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2010 and 2011 and the selected balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
	2010	2011	2012	2013	2014
INCOME STATEMENT DATA
Revenues	$111,409,623	$118,280,752	$114,848,079	$111,667,565	$122,158,892
Revenues—related party	—	—	4,364,992	9,814,000	9,814,000
Total Revenues	$111,409,623	$118,280,752	$119,213,071	$121,481,565	$131,972,892
Operating expenses:
Voyage expenses	12,283,131	16,354,725	11,231,340	12,819,866	12,474,090
Voyage expenses—related party	1,396,877	1,474,495	1,472,410	1,482,764	1,613,421
Vessels’ operating expenses	38,338,063	36,350,153	28,674,675	32,439,404	41,335,984
Vessels’ operating expenses-related party	—	208,000	1,917,302	4,084,149	4,099,352
Charter hire expenses	—	—	—	—	320,804
Dry-docking costs	2,716,378	3,443,491	2,067,393	3,160,251	465,681
Management fees	5,184,055	4,760,865	4,315,720	4,807,010	5,501,675
General and administrative expenses	3,031,491	2,646,418	2,838,759	2,816,397	3,150,929
Depreciation	26,624,098	27,562,120	28,776,688	30,761,673	33,811,607
Impairment loss	—	—	—	—	6,168,747
Charter termination fees	(228,000)	—	—	—	—
Net (gain)/loss on sale of vessels	(960,696)	5,654,178	(1,372,409)	—	—
Total expenses	88,385,397	98,454,445	79,921,878	92,371,514	108,942,290
Income from operations	23,024,226	19,826,307	39,291,193	29,110,051	23,030,602
Interest and finance costs	(7,672,848)	(8,510,516)	(9,408,230)	(8,189,475)	(9,314,539)
Loss on derivatives	(6,071,638)	(2,931,404)	(1,086,258)	(27,470)	(1,348,384)
Interest income	315,517	83,059	221,023	361,820	456,924
Foreign exchange (loss)/ gain	1,497,934	82,345	(59,241)	(37,733)	(138,777)
Other expenses, net	(11,931,035)	(11,276,516)	(10,332,706)	(7,892,858)	(10,344,776)
Net income	11,093,191	8,549,791	28,958,487	21,217,193	12,685,826
Earnings per share, basic	$0.51	$0.41	$1.41	$0.75	$0.32
Earnings per share, diluted	$0.51	$0.41	$1.41	$0.75	$0.32
Weighted (basic and diluted) average number of shares outstanding	21,539,331	20,909,154	20,552,568	28,271,746	39,305,644
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2010	2011	2012	2013	2014
BALANCE SHEET DATA
Current assets, including cash	$45,127,547	$56,521,743	$56,263,407	$97,885,057	$139,742,461
Total assets	688,376,399	695,710,151	713,039,031	850,984,743	945,879,803
Current liabilities	60,269,033	56,100,855	55,808,714	63,070,244	67,778,425
Derivative liability	11,602,213	9,401,798	5,949,241	3,232,967	2,456,663
Total long-term debt, including current portion	345,085,949	351,068,181	345,352,312	352,868,622	325,503,853
Net assets	306,250,752	313,098,027	342,033,442	472,594,443	592,390,274
Capital stock	211,049	211,049	211,796	326,796	442,850
Number of shares of common stock outstanding	21,104,214	20,552,568	20,627,329	32,127,329	42,889,773

	Year ended December 31,
	2010	2011	2012	2013	2014
OTHER FINANCIAL DATA
Net cash provided by operating activities	$27,816,341	$42,375,718	$48,440,976	$49,127,375	$55,237,735
Net cash used in investing activities	(33,172,378)	(31,593,396)	(43,898,116)	(119,786,421)	(91,107,863)
Net cash (used in)/provided by financing activities	(10,613,735)	2,953,018	(5,710,869)	114,608,308	79,018,076

FLEET DATA
Average number of vessels(1)	38.6	37.6	36.9	39.4	44.1
Total voyage days for fleet(2)	13,835	13,368	13,342	14,196	16,028
Total time and bareboat charter days for fleet(3)	10,327	10,455	11,531	11,896	13,893
Total spot market days for fleet(4)	3,508	2,913	1,811	2,300	2,135
Total calendar days for fleet(5)	14,075	13,716	13,494	14,399	16,136
Fleet utilization(6)	98.3%	97.5%	98.9%	98.6%	99.3%
Fleet operational utilization(7)	87.3%	89.7%	95.4%	92.3%	93.3%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,064	$7,514	$7,983	$7,550	$7,355
Vessel operating expenses(9)	2,724	2,665	2,267	2,537	2,816
General and administrative expenses(10)	215	193	210	196	195
Management fees(11)	368	347	319	334	341

Total daily operating expenses(12)	2,939	2,858	2,477	2,732	3,011

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of income and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2010	2011	2012	2013	2014
Voyage revenues	$111,409,623	$118,280,752	$119,213,071	$121,481,565	$131,972,892
Voyage expenses	(13,680,008)	(17,829,220)	(12,703,750)	(14,302,630)	(14,087,511)

Charter equivalent revenues	$97,729,615	$100,451,532	$106,509,321	$107,178,935	$117,885,381

Total voyage days for fleet	13,835	13,368	13,342	14,196	16,028

Adjusted average charter rate	$7,064	$7,514	$7,983	$7,550	$7,355

(9)	Vessel operating expenses including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period
(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)	Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.
(12)	Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Since the third quarter of 2014, charter rates have declined largely to the decline in oil price and rates remain well below levels reached in 2007 and 2008. If charter rates decline further, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2015, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2015, of our 43 LPG carriers in the water, including two vessels that are chartered in, 10 were deployed in the spot market while another 14 were scheduled to complete their existing charters during 2015. In addition, we expect to take delivery of nine newbuilding LPG carriers in the remainder of 2015 for which we have only arranged employment for five of the vessels to be delivered. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of handysize LPG carriers is expected to be relatively limited in 2015. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

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

The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, but have shown signs of slowing growth recently. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece’s political and economic stability, which may adversely affect our operations and those of our manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shore side operations and those of our manager located in Greece. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has recovered somewhat, it remains relatively weak in many parts of the world and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	increases in the cost of petroleum and natural gas from which LPG is derived;

•

decreases in the consumption of LPG or natural gas due to availability of new, alternative energy sources or increases in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive, such as has occurred with the dramatic decline in crude oil prices since the third quarter of 2014; and

•

increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

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

In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. The recent declines in oil prices and natural gas could exacerbate these dynamics. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.

The product carrier and crude oil tanker shipping sectors are cyclical, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. The current charter arrangements for our three product carriers are scheduled to expire in 2016, while the charter for our crude oil tanker is not scheduled to expire until 2020. If prevailing market conditions, which declined sharply in 2008 and 2009 and remained weak before recovering somewhat since the fourth quarter of 2014, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. Charter rates in the product carrier and crude oil tanker sectors, increased from depressed levels in the fourth quarter of 2014 and early 2015, however, the sustainability of this recovery is uncertain and rates could decline again.

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

The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in 2014, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Although LPG carrier values recovered somewhat from 2011 to the third quarter of 2014 before again declining, and tanker rates remained low until beginning to recover in the fourth quarter of 2014, vessel values remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for newbuildings;

•	governmental and other regulations;

•	supply and demand for LPG products and refined petroleum products and oil, respectively;

•	prevailing level of LPG charter rates and, with respect to our product carriers, the prevailing level of product carrier charter rates and crude oil tanker rates, respectively; and

•	technological advances.

In 2014, we recognized an impairment loss of $6.2 million resulting from our decision to sell two of the older LPG carriers in our fleet whose market values had declined below their carrying values. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our earnings. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Consequently, our results of operations and financial condition could be adversely affected.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2014 as compared to 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We usually employ armed guard on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes are closed, such as Iran’s recent threat to close the Straits of Hormuz, it could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria, and the events in Ukraine and related sanctions against Russia may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates. In addition, under any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities. None of our vessels called in any ports in any countries that are subject to sanctions and embargoes during the three year period ended December 31, 2014.

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

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire or when we are attempting to charter the 15 newbuilding LPG carriers which we have agreed to acquire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2015, of our 47 vessels, including two chartered in vessels, 37 were under period charters (bareboat charters and time charters), while 10 were deployed in the spot market. As of April 1, 2015, 63% of our anticipated fleet days are covered by period charter contracts for the remainder of 2015 and 34% for 2016 (in each case, excluding our contracted newbuilding vessels), with period charters for 14 of our vessels scheduled to expire in 2015, and 9 of our period charters scheduled to expire in 2016. We have not yet arranged employment for 10 of the remaining 15 newbuilding LPG carriers we have agreed to acquire scheduled for delivery in 2015, 2016 and 2017.

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

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2012, 2013 and 2014 we had only one customer from which we derived more than 10% of our revenues, accounting for 12%, 11% and 13% of our revenues, respectively. Furthermore, for the year ended December 31, 2014, our three largest customers accounted for 29% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

They also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2014, we were in compliance with the loan covenants.

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

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases adversely affected product carrier and Aframax tanker values in the recent past, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital

For instance, upon expiry of consecutive waivers that reduced the security coverage requirement for the period from December 31, 2010 to June 30, 2013 we expected to not be in compliance with the security cover covenant in one of our credit facilities involving a product tanker. As a result, an amount of approximately $3.7 million had been classified as restricted cash as of December 31, 2012 in anticipation of the need to cure such expected non-compliance. As of December 31, 2013 and 2014 we were in compliance with the original loan covenants.

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

As of April 1, 2015, we had entered into separate agreements to acquire 15 LPG carrier newbuildings under construction for an aggregate of $ 428.3 million, of which $349.9 million remains to be paid. Nine of these vessels are scheduled to be delivered to us in 2015 while two of the remaining vessels under construction are scheduled to be delivered to us in 2016 and four in 2017. We have entered into loan agreements or obtained financing commitments for the acquisition of eleven of these newbuilding eco vessels. Should such financing not be available at the time of delivery, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations, finance future obligations and expand the size of our fleet. Although we have entered into discussions with a financial institution for additional financing commitments we may be unable to obtain the necessary financing for the acquisition of the remaining four newbuilding LPG vessels on attractive terms or at all. If financing is not available when needed, including potentially through equity financings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

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

There are restrictions on the amount of cash that can be advanced to us under our committed credit facilities for 11 vessels based on the market value and employment of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels decline, or, in some cases, we are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. In addition, if we are unable to enter into definitive agreements for such credit facilities, for which we have commitment letters, we may be unable to obtain replacement financing on terms acceptable to us or at all. In such an event, our ability to complete the acquisition of our newbuilding LPG carriers, which we intend to partially finance with borrowings under such committed credit facilities, could be adversely affected and we could lose the deposits made on such vessels, or we may have to reduce our existing cash balances in order to pay for the delivery of the vessels.

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

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United States, United Kingdom, Germany, France, The Netherlands and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, continued recession and fragile political stability, as well as the deposit and debt ratings of several Greek banks that reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects. We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions. If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material effect on our business.

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

As of December 31, 2014 we had outstanding indebtedness of $325.5 million and we expect to incur further indebtedness as we finance the remaining purchase price of our 16 contracted vessels and further expand our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

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

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, which as of April 1, 2015 had an aggregate notional amount of $27.5 million, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, which as of April 1, 2015 had an aggregate notional amount of $17.6 million, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we may in the future enter into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts. During 2014, we had entered into a series of foreign currency forward contracts to hedge part of our exposure to fluctuations of our anticipated cash payments in Japanese Yen relating to certain vessels under construction under which we converted U.S. dollars to approximately ¥900 million of cash outflows at various dates through 2014 and 2015. As of April 1, 2015 we had remaining contractual payment obligations to a yard of ¥ 1.8 billion through the delivery of the vessel in the first quarter of 2016, and we may enter into new transactions in the spot or forward exchange rate market. We recognize fluctuations in the fair value of such contracts in our statement of income.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with the Vafias Group and Stealth Maritime Corporation S.A.

As of April 1, 2015, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 45 owned vessels in our fleet and technical manager for 23 of the vessels in our fleet while subcontracting the technical management of the remaining eight vessels in our fleet not deployed on bareboat charters to Brave Maritime, which is affiliated with Stealth Maritime.

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

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. This right of first refusal does not cover product carriers or crude oil tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

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

As of April 1, 2015, we had agreed to acquire 15 newbuilding eco LPG carriers under construction to be delivered to us in 2015, 2016 and 2017 upon their construction by South Korean and Japanese shipyards. Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we manage for such vessels. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, including through the acquisition of the fifteen vessels for which we have contracted. The acquisition of these and additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

Since our initial public offering through December 31, 2014 we have sold 18 LPG carriers from our fleet and we may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to six LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for three LPG carriers in our fleet and two of our LPG carrier newbuildings give the charterer the right to purchase the respective vessel at the end of the current charter term in 2016 and 2021. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carriers values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG, refined petroleum products and crude oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger LPG carrier fleets through consolidations or acquisitions, and many larger fleets that compete with us in each of these sectors may be able to offer more competitive prices and fleets.

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

each of which could have an adverse effect on our business, results of operation and financial condition. We may also from time to time consider various alternatives for our product carriers and crude oil tankers that could involve the sale of all or a portion of our interest in these vessels and sectors.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2015, the average age of the vessels in our fleet, including chartered in vessels, was approximately 10.8 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 10.5% of our outstanding common stock as of April 1, 2015 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 10.5% of our shares of common stock as of April 1, 2015, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2014. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2014. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2014 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2014, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2014 or any future taxable year.

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

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit and compensation committee and a formal written audit and compensation committee charter. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock. To the extent we rely on this exemption for stock issuance or otherwise you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

In light of the volatile global economic situation, which could reduce the revenues obtained from chartering our vessels and reduce the market value of our vessels, our Board of Directors decided, in the first quarter of 2009, to suspend dividend payments. As our contracted newbuildings are delivered, paid for and begin to generate revenue, our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends, or repurchase shares, in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Financial Covenants.”

The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of future dividends will depend on the state of the LPG carrier markets, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

Anti-takeover provisions in our organizational documents and other agreements could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

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

We have adopted a stockholder rights plan, which expires on December 22, 2015, pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors. Our current loan agreements also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

In October 2005, we completed an initial public offering of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market under the symbol “GASS”.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 50 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 18 LPG carriers so that as of December 31, 2014, we had a fleet of 43 LPG carriers, including two LPG carriers we charter-in, three product carriers, and one Aframax crude oil tanker.

During 2014, we took delivery of five newbuilding LPG carriers and sold two LPG carriers which were then chartered back by our Company on a bareboat basis. As of April 1, 2015, we had also taken delivery of one newbuilding LPG carrier in January 2015 and had agreements to acquire 15 LPG carriers under construction with expected deliveries in the period April 2015 to December 2017. We sold one LPG vessel on April 1, 2015 for demolition. Once the delivery of these newbuildings is completed and giving effect to the sale of Gas Crystal for demolition which was concluded on April 16, 2015, our fleet will be composed of 57 LPG carriers, including two vessels that are chartered in which aggregate 14,717 cbm in capacity, with a total capacity of approximately 352,389 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2015, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2015, our fleet consisted of 43 LPG carriers, including two chartered-in LPG carriers, with an average age of 11.2 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have agreements to acquire 15 LPG carriers, which are scheduled to be delivered in the period April 2015 to December 2017.

The table below describes our fleet and its deployment as of April 1, 2015.

LPG Carriers (43 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Gas Cathar(4)	2001	7,517	fully-pressurized	Time Charter	July 2016
Gas Husky	2012	7,516	fully-pressurized	Bareboat Charter	January 2017
Gas Esco	2012	7,514	fully-pressurized	Time Charter	June 2017
Eco Chios(2)	2014	7,211	fully-pressurized	Bareboat Charter	June 2022
Eco Stream(2)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Gas Premiership(4)	2001	7,200	fully-pressurized	Time Charter	October 2016
Gas Haralambos	2007	7,020	fully-pressurized	Time Charter	July 2016
Gas Marathon	1995	6,572	fully-pressurized	Spot	—
Gas Moxie	1992	6,562	fully-pressurized	Spot	—
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	August 2015
Gas Ethereal	2006	5,036	fully-pressurized	Time Charter	September 2015
Gas Prodigy (Ex. Sir Ivor)	2003	5,031	fully-pressurized	Time Charter	August 2015
Gas Monarch	1997	5,018	fully-pressurized	Time Charter	April 2015
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	January 2018
Gas Shuriken	2008	5,018	fully-pressurized	Time Charter	October 2017
Gas Elixir	2011	5,018	fully-pressurized	Bareboat Charter	December 2015
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	July 2015
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2016
Gas Inspiration	2006	5,018	fully-pressurized	Time Charter	August 2015
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	September 2015
Gas Nirvana (Ex. Lyne)	1996	5,014	fully-pressurized	Time Charter	May 2015
Gas Icon	1994	5,012	fully-pressurized	Spot	—
Gas Emperor	1994	5,009	fully-pressurized	Time Charter	December 2015
Gas Texiana (Ex. Catterick)	1995	5,001	fully-pressurized	Spot	—
Gas Sincerity(2)	2000	4,129	fully-pressurized	Bareboat Charter	August 2018
Gas Spirit(3)	2001	4,112	fully-pressurized	Bareboat Charter	January 2016
Gas Zael(2)	2001	4,111	fully-pressurized	Bareboat Charter	February 2018
Gas Sikousis(3)	2006	3,586	fully-pressurized	Bareboat Charter	May 2016
Eco Elysium(3)	2014	3,526	fully-pressurized	Bareboat Charter	September 2021
Eco Corsair	2014	3,524	fully-pressurized	Spot	—
Eco Lucidity	2015	3,517	fully-pressurized	Time Charter	April 2015

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Gas Evoluzione	1996	3,517	fully-pressurized	Spot	—
Gas Imperiale (Ex. Sakura Symphony)	2008	3,515	fully-pressurized	Time Charter	September 2015
Gas Legacy	1998	3,514	fully-pressurized	Spot	—
Gas Astrid(2)	2009	3,514	fully-pressurized	Bareboat Charter	April 2022
Gas Enchanted	2006	3,514	fully-pressurized	Time Charter	April 2015
Gas Exelero(2)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Time Charter	April 2015
Gas Ice	1991	3,436	semi-refrigerated	Time Charter	January 2016
Gas Arctic	1992	3,434	semi-refrigerated	Spot	—
Gas Pasha	1995	3,310	fully-pressurized	Spot	—
Gas Galaxy (Ex. Chiltern)	1997	3,300	fully-pressurized	Time Charter	May 2016
Gas Crystal(5)	1990	3,211	semi-refrigerated	Spot	—
		208,700 cbm

(1)	Earliest date charters could expire.
(2)	Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time from the estimated market value of the vessel at the time of entering into the charter in the first quarter of 2014.
(3)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter.
(4)	These two vessels are chartered in by our Company under bareboat charters scheduled to expire in the fourth quarter of 2018.
(5)	We sold the Gas Crystal for scrap on April 16, 2015.

Contracted Newbuilding LPG Carriers (15 Vessels)

Name		Vessel Size (cbm)	Vessel Type	Scheduled Delivery
To be named		22,000	fully-pressurized	Q1 2017
To be named		22,000	fully-pressurized	Q2 2017
To be named		22,000	fully-pressurized	Q2 2017
To be named		22,000	fully-pressurized	Q3 2017
To be named		7,500	fully-pressurized	Q1 2016
To be named		7,200	fully-pressurized	Q3 2016
To be named		7,200	fully-pressurized	Q2 2015
To be named(1)		5,000	fully-pressurized	Q3 2015
To be named(1)		5,000	fully-pressurized	Q3 2015
To be named(2)(5)		5,000	fully-pressurized	Q2 2015
To be named		5,000	fully-pressurized	Q2 2015
To be named		5,000	fully-pressurized	Q3 2015
To be named		5,000	fully-pressurized	Q3 2015
To be named(3)(4)(6)		3,500	fully-pressurized	Q2 2015
To be named(3)(4)		3,500	fully-pressurized	Q2 2015
		146,900 cbm
Total LPG Carrier Fleet:	58 vessels	355,600cbm

(1)	Scheduled to commence a five-year time charter, with a charterer option for one additional year.
(2)	Fixed charter hire commencing upon delivery until the end of 2015
(3)	Fixed seven year bareboat charter with a charterer option for a three year extension
(4)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter.
(5)	We took delivery of this vessel, named the Eco Enigma, on April 14, 2015.
(6)	We took delivery of this vessel, named the Eco Royalty, on April 30, 2015.

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	MR product carrier	Bareboat Charter	January 2016
Navig8 Faith	2008	47,000	MR product carrier	Bareboat Charter	February 2016
Stealth Bahla	2009	46,000	MR product carrier	Time Charter	July 2016
Spike	2010	115,804	Aframax oil tanker	Bareboat Charter	August 2020
		255,804 dwt

(1)	Earliest date charters could expire.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia, a ship management company based in Singapore and Manila, Swan Shipping Corporation and PTC, both based in Manila, Brave Maritime (an affiliate of Stealth Maritime) based in Greece, and Bernard Schulte Shipmanagement based in Athens. These five technical managers are supervised by Stealth Maritime. As of April 1, 2015, the technical management of eight of our ships was subcontracted by Stealth Maritime to Brave Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2016.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Selandia (Singapore), PTC, a crew agent based in the Philippines and Swan Shipping Corporation are responsible for providing the crewing of the LPG fleet, to the extent that these vessels are not deployed on bareboat charters. These responsibilities include training, compensation, transportation and insurance of the crew.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2015 and including our two chartered in vessels, we had 10 LPG carriers operating in the spot market, 13 vessels on time charters expiring in 2015, 10 on time charters expiring from 2016 to 2022 and 14 on bareboat charters expiring from 2015 to 2022. In terms of charter coverage as of April 1, 2015 we had 63% of the available calendar days fixed under period charters for 2015, and 34% for 2016; in each case excluding the 15 LPG carriers we have contracted to acquire, for only 5 of which we have arranged employment.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2014 we had 41 customers with one customer accounting for more than 10% of our total revenues, which accounted for 13% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

Environmental Regulations—International Maritime Organization (“IMO”)

The International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on sulfur emissions. Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate.

In October 2008, the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent nitrogen oxide emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur. More stringent emission standards apply in coastal areas designated by the IMO as Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States and Canadian coastal areas, and the United States Caribbean Sea. As of January 1, 2015, vessels operating within an ECA must use fuel with a sulfur content that does not exceed 0.10%. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the amended Annex VI requirements.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million. Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5,000. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008 and as of March 10, 2015, has been ratified by 78 states. In other jurisdictions, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

Our LPG vessels and product carriers may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not been adopted by a sufficient number of states with sufficient tonnage to enter into force. Many of the implementation dates in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they will be triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and delays the date for installation of ballast water management systems until the first renewal survey following entry into force of the BWM Convention. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for our vessels, although it is difficult to predict the overall impact of such a requirement on our operations.

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

The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014. We may need to make certain expenditures to comply with these amendments.

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

The current limits of OPA liability are the greater of $2,000 per gross ton or $17,088,000 for double-hulled tank vessels, subject to periodic adjustment for inflation. On August 19, 2014, the United States Coast Guard proposed that these limits be adjusted to the greater of $2,200 per gross ton or $18,489,200 for such vessels. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

On March 23, 2012, the U.S. Coast Guard adopted new ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the 2004 BWM Convention described above. The new requirements are being phased in based on the size of the vessel and its next drydocking date. However, the U.S. Coast Guard must approve any ballast water management technology before it is placed on a vessel, but has yet to do so.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA issued a new VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. Vessels are subject to the EPA and Coast Guard ballast water management requirements despite the lack of U.S. Coast Guard—approved ballast water management technology. The U.S. Coast Guard has provided waivers to vessels that cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing the ballast water management standards in the 2013 VGP. Under a December 27, 2013 policy the agency may consider why vessels do not have the requisite ballast water management technology installed when taking actions to compel compliance with the requirements of the 2013 VGP. On April 9, 2014 the U.S. Court of Appeals for the Second Circuit stayed EPA’s ballast water treatment requirements as they applied to members of the Canadian Shipowners Association pending resolution of challenges to the VGP. Compliance with the EPA and Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. There is pressure to include shipping in any new treaty. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. These new requirements could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. The European Commission developed a strategy that would require the monitoring and reporting of greenhouse gas emissions from marine vessels beginning in January 2018. Negotiators from the European Parliament and the European Union Council provisionally adopted rules to implement the strategy and the European Parliament and Council of Ministers are expected to formally endorse the regulations. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2015, our LPG carrier fleet, including our two chartered in vessels, had an average age of 11.2 years and, and we had 15 newbuildings scheduled to be delivered from 2015 to 2017, representing aggregate capacity of more than 70% of our existing fleet’s capacity. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2015, we believe we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years. We have limited exposure to seasonality with respect to our product carriers as all three of them have been deployed on long-term fixed rate bareboat charters which expire in 2016. Similarly, the Aframax crude oil tanker is deployed on a fixed rate bareboat charter expiring in 2020.

C. Organizational Structure

As of December 31, 2014, we are the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2014 we operate a fleet of 43, including 41 vessels we own and two vessels we charter-in, LPG carriers that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. We took delivery of one newbuilding eco LPG carrier in January 2015 and sold two LPG carriers, Gas Kaizen and Gas Crystal during April 2015, for demolition. In addition we are scheduled to take delivery of a further nine newbuilding eco LPG carriers during 2015, with an additional six newbuilding eco LPG carriers scheduled for delivery in the period 2016-2017. Once the delivery of these newbuildings is completed, our fleet will be composed of 55 LPG carriers, excluding the two vessels that are chartered in, with a total capacity of 337,672 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker, assuming no further acquisitions or dispositions. For the years ended December 31, 2012, 2013 and 2014, we owned an average of 36.9, 39.4, and 44.1 vessels, respectively, generating revenues of $119.2 million, $121.5 million and $132.0 million, respectively.

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

•

Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter

As of April 1, 2015, 11 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet, as of April 1, 2015, 10 were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2015, 63% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2015 and 34% for 2016 (in each case excluding the newbuilding LPG carriers which we have agreed to acquire, but have not yet been delivered). The corresponding forward coverage as of April 1, 2014 was 71% for the remainder of 2014 and 43% for 2015. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In April 2015, we sold two LPG carriers for demolition, the Gas Kaizen and Gas Crystal. We may also elect to sell additional older vessels in our fleet from time to time. Six of our LPG carriers are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels, in addition three of our vessels are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2016 and 2021, and also two of our LPG carrier new buildings scheduled for delivery in 2015 are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their charters in 2021. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. During 2009 and 2010 there was a downturn in market conditions resulting in lower charter rates and vessel utilizations, in part due to charterers seeking to limit their period charter commitments. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier charter rates and utilization levels since the fourth quarter of 2014. As of April 1, 2015, we had 10 vessels trading in the spot market. We expect to take delivery of 15 LPG carrier newbuildings from April 2015 to December 2017, for 10 of which we have not yet arranged employment. Charter rates remain subject to further downside risks, including in the event of increased weakness in the global economy and lower demand for the seaborne transport of LPG, which may result from lower oil prices and reduced supply from lower oil and natural gas production.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, the three product carriers are deployed on a fixed rate charters expiring in 2016, while the Aframax tanker is deployed on a fixed rate charter that expires in 2020, which will limit our exposure to fluctuations in charter rates for these vessels, although we agreed to rate reductions under the charters for two of our product carriers in December 2012 and will be exposed to prevailing charter rates in the product tanker sector when existing charters expire in 2016.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2012, 2013 and 2014. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term or medium term fixed rate charters.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 53.6% of total voyage expenses for the year ended December 31, 2014, 58.4% of total voyage expenses for the year ended December 31, 2013 and 57.1% for the year ended December 31, 2012. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2014, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 9.0%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2015, we had ten vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2014 was five and as of April 1, 2013 was eight.

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

Management Fees

During 2014, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf that is included in the cost of the vessel. From these management fees paid to Stealth Maritime, Stealth Maritime pays the three technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Technical Officer, Finance Manager and Internal Auditor. During the year ended December 31, 2014, such compensation was in the aggregate amount of $1.3 million. We had an amount of $1.6 million of unrecognized stock-based compensation expense as of December 31, 2014, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2014, 50% of which are scheduled to vest in November 2015, 25% of which are scheduled to vest in November 2016 and 25% of which are scheduled to vest in November 2017. Such expense will be recognized as general and administrative expenses over the vesting period until November, 2017.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2014, we dry docked one vessel at a total cost of $0.5 million. We expect that during 2015 our dry docking costs will be at higher levels, as four vessels are scheduled to be dry docked.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. For the year ended December 2014, the Company recognized an impairment loss of $6.2 million on two vessels planned to be scrapped within 2015. No impairment loss was identified or recorded for the years ended December 31, 2012 and 2013.

Gain / Loss on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation and less any impairment. Depreciation is calculated using the straight line method, from the date the vessel was originally built, over an estimated useful life of 25 years for the tankers in our fleet and 30 years for the LPG carriers in our fleet. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton.

During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership that were leased back by our Company on a bareboat hire basis for a period of four years. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC, 840-40, the net gain on sale of vessels of $0.8 million must be amortized throughout the lease period of the vessels. On April 1, 2015, we sold the Gas Kaizen, while on April 16, 2015 we sold Gas Crystal both for demolition in connection with which we expect to recognize a gain of $ 0.02 million and $ 0.01 million respectively. During the year ended December 31, 2013, no vessels were sold. During the year ended December 31, 2012, we sold two vessels, the Gas Tiny, and the Gas Kalogeros and based on the agreed sales prices we recorded an aggregate net gain on sale of vessels of $1.4 million.

Loss on Derivatives

One of our interest rate swaps is accounted for as cash flow hedge and the changes in its fair value are recorded in “Accumulated other comprehensive income/loss”. All changes in the fair value of our cash flow interest rate swaps and foreign currency exchange agreements that are not accounted for as cash flow hedge, are recorded in earnings under “Loss on Derivatives.” This increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly to our statement of income.

Interest Expense and Finance Costs

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, which are described in the “Credit Facilities” section below. We incur interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels as described in the “Liquidity and Capital Resources” section below.

Results of Operations

Year ended December 31, 2014 compared to the year ended December 31, 2013

The average number of vessels in our fleet was 44.1 in the year ended December 31, 2014 compared to 39.4 in the year ended December 31, 2013.

REVENUES—Voyage revenues for the year ended December 31, 2014 were $132.0 million compared to $121.5 million for the year ended December 31, 2013, an increase of $10.5 million. Total calendar days for our fleet were 16,136 in the year ended December 31, 2014 compared to 14,399 for the year ended December 31, 2013; the difference was due to the increase in the average number of vessels in our fleet. Of the total calendar days in 2014, 5,201, or 32.2% were bareboat charter days and 8,692, or 53.9% were time charter days. This compares to 4,944, or 34.3%, bareboat charter days and 6,952, or 48.3%, time charter days in 2013. Our fleet operational utilization was 93.3% and 92.3% for the years ended December 31, 2014 and December 31, 2013 respectively. Although rates have decreased, revenues increased in 2014 due primarily to the higher number of calendar days for our fleet.

VOYAGE EXPENSES—Voyage expenses were $14.1 million for the year ended December 31, 2014 compared to $14.3 million for the year ended December 31, 2013, a decrease of $0.2 million, or 1.4%. This was primarily due the lower number of vessels operating under spot charters. Voyage expenses consisted largely of bunker charges in the amount of $7.6 million for 2014 compared to bunker charges in the amount of $8.3 million for 2013, a decrease of $0.7 million, due to the decrease in the number of spot charter days. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $2.3 million for the year ended December 31, 2014 compared to $2.1 million for the year ended December 31, 2013, an increase of $0.2 million and commissions to third parties which were $2.1 million for the year ended December 31, 2014 compared to $1.8 million for the year ended December 31, 2013, an increase of $0.3 million.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $45.4 million for the year ended December 31, 2014 compared to $36.5 million for the year ended December 31, 2013, an increase of $8.9 million, or 24.4%. The main reason for this increase was the higher number of vessels in the fleet, as five new vessels were added and two more vessels came off bareboat charters and were operated under time charters during 2014. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.8 million in the year ended December 31, 2013 to $7.1 million in the year ended December 31, 2014, while repairs and maintenance costs were $5.2 million in the year ended December 31, 2014 compared to $4.2 million in the year ended December 31, 2013.

DRY DOCKING COSTS—Dry docking costs were $0.5 million for the year ended December 31, 2014 compared to $ 3.2 million for the year ended December 31, 2013, a decrease of $2.7 million, or 84.4%. Dry docking costs decreased due to a lower number of vessels having to undergo dry docking inspections in the year ended December 31, 2014 compared to the number of vessels that underwent dry docking inspections in the year ended December 31, 2013. For the year ended December 31, 2014, one vessel was dry docked compared to seven vessels for the year ended December 31, 2013.

MANAGEMENT FEES—Management fees were $5.5 million for the year ended December 31, 2014 compared to $4.8 million for the year ended December 31, 2013, an increase of $0.7 million or 14.6%. The increase was due to the higher average number of vessels in the fleet; 44.1 for the year ended December 31, 2014 compared to 39.4 for the year ended December 31, 2013. The daily management fees per vessel did not change during these periods. For the year ended December 31, 2014, 67.8% of our total calendar days related to vessels under time or spot charter while for the year ended December 31, 2013, 65.7% related to vessels under time or spot charter. Accordingly, both the total number of calendar days due to the increase in the average size of our fleet and the number of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2014 from 2013. As a result of the above, management fees increased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2014 were $ 3.2 million compared to $ 2.8 million for the year ended December 31, 2013, an increase of $ 0.4 million or 14.3%. Included in the general and administrative expenses for the years ended December 31, 2014 and December 31, 2013 are $1.3 million and $1.2 million, respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 44.1 average number of vessels in our fleet for the year ended December 31, 2014 were $33.8 million compared to $30.8 million for the 39.4 average number of vessels in our fleet for the year ended December 31, 2013, an increase of $3.0 million, or 9.7%. The increase is due to the higher average number of vessels in our fleet in the 2014 period.

IMPAIRMENT LOSS—During the year ended December 31, 2014, the Company recognized an impairment loss of $ 6.2 million on vessels planned to be scrapped within 2015. No impairment loss was recognized in 2013.

NET GAIN ON SALE OF VESSELS—During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis for a period of four years. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC, 840-40, the net gain on sale of vessels of $0.8 million, will be amortized throughout the lease period of the vessels. Amortization of deferred gain on sale and leaseback of the vessels for the year ended December 31, 2014 was $0.005 million and is included in Charter hire expenses in the consolidated statement of income.

INTEREST AND FINANCE COSTS—Interest and finance costs were $ 9.3 million for the year ended December 31, 2014 compared to $8.2 million for the year ended December 31, 2013, an increase of $1.1 million, or 13.4%. The increase in interest and finance cost was mainly due to an increase in commitment costs relating to the financing arranged for vessels that are currently under construction.

LOSS ON DERIVATIVES—Included in the results for the year ended December 31, 2014 are net losses from interest rate derivative instruments and foreign currency hedging arrangements of $ 1.3 million. Interest paid on interest rate swap arrangements amounted to $1.9 million for the year ended December 31, 2014, compared to $2.8 million for the year ended December 31, 2013 and net gains from change in fair value of the same arrangements amounted to $1.7 million for the year ended December 31, 2014 compared to $2.8 million for the year ended December 31, 2013.

INTEREST INCOME—Interest income was $0.5 million for the year ended December 31, 2014, compared to $0.4 million for the year ended December 31, 2013, an increase of $0.1 million, related to higher average cash balances on deposit throughout the year ended December 31, 2014 compared to the year ended December 31, 2013.

NET INCOME—As a result of the above factors, we recorded a net income of $12.7 million for the year ended December 31, 2014, compared to net income of $21.2 million for the year ended December 31, 2013.

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

A. Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of $129.1 million and $ 2.9 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and equity offerings.

We had proceeds of $27.9 million from vessel sales in 2014 and $18.1 million in 2012. We sold the Gas Kaizen on April 1, 2015 for $1.1 million, and we concluded a memorandum of agreement for the demolition of the “Gas Crystal” for $1.0 million which we delivered to the buyer on April 16, 2015. We did not sell any vessels during 2013. We raised capital through a follow-on public common stock offering in the second quarter of 2013 with net proceeds of $109.1 million and in 2014 through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well to repurchase shares of our common stock as described below.

Our liquidity needs, as of December 31, 2014 through the end of 2015, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of another ten LPG carriers, for an aggregate remaining purchase price of $145.5 million. We expect to fund the payments due in 2015 for these vessels with available cash and borrowings under new credit facilities that we have arranged. Beyond 2015, our liquidity needs will additionally include capital expenditures for the balance of the purchase price of six additional LPG carrier newbuildings which amount to $211.1 million.

As of December 31, 2014, we had paid a total of $89.0 million in deposits for sixteen LPG carrier newbuildings which had a $356.6 million remaining purchase price balance payable at the time of the vessels’ respective scheduled deliveries in 2015 ($145.5 million), 2016 ($75.7 million) and 2017 ($135.4 million). From December 31, 2014 to April 1, 2015 we took delivery of one newbuilding eco LPG carrier and paid $6.7 million solely from cash on hand. We expect to fund the remaining amount of the purchase price for the 15 newbuildings through existing and internally generated funds and new credit facilities, for which we have obtained commitment letters or entered into loan agreements for an amount of up to $154.0 million, depending on the vessels’ employment and market value at the time of their respective deliveries in 2015 and 2016 for the first 11 of the 15 vessels scheduled to be delivered.

As of December 31, 2014, our aggregate debt outstanding was $325.5 million, of which $42.6 million was payable within 12 months. On March 27, 2015 we made a loan repayment of $13.5 million, retiring a loan that was scheduled to mature in May 2016. We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, that may restrict our ability to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value, or in some cases employment, of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

Of our existing fleet of 45 owned vessels as of April 1, 2015, ten of our vessels, the Gas Crystal, the Gas Evoluzione, the Gas Texiana, the Stealth Bahla, the Gas Emperor, the Gas Ice, the Gas Arctic, the Gas Moxie, the Gas Prodigy and the Gas Nirvana, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases for a total of $30,000,000. There is no fixed time period for this repurchase program. As of April 1, 2015, 1.8 million shares of common stock had been repurchased for an aggregate of $10.9 million. Our dividend policy will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.”

Cash Flows

Net cash provided by operating activities—was $55.2 million for the year ended December 31, 2014, $49.1 million for the year ended December 31, 2013, and $48.4 million for the year ended December 31, 2012. This represents the net amount of cash, after expenses, generated by chartering our vessels. The increase in net cash provided by operating activities in 2014 were mainly due to the increase in revenues (net of voyage expenses) generated by operations due to the higher number of vessels in our fleet and the decrease in the drydocking costs which amounted to $ 2.0 million in 2012, $3.2 million in 2013 down to $ 0.5 million in 2014 as one of our vessels was drydocked during 2014 compared to seven vessels that were drydocked in 2013 and five vessels drydocked in 2012.

Net cash used in investing activities—was $91.1 million for the year ended December 31, 2014, $119.8 million for the year ended December 31, 2013 and $43.9 million for the year ended December 31, 2012. During 2014, we acquired five LPG vessels, the Eco Stream, the Eco Chios, the Eco Invictus, the Eco Elysium, and the Eco Corsair for which we paid $81.6 million. During 2014 we also agreed to acquire sixteen newbuildings for which we paid advances of $48.4 million. During 2014 we sold two vessels, the Gas Cathar and Gas Premiership, with net proceeds of $27.9 million and we had net proceeds related to the cancellation of vessels acquisition amounting to $ 10.0 million. During 2013, outflows of $73.2 million reflect payments to the shipyard for the delivery of the Gas Enchanted, the Gas Alice, the Gas Inspiration, the Gas Ethereal, and the Sakura Symphony, while $51.2 million was paid as a deposit for the acquisition of 11 newbuilding vessels under construction. During 2012, outflows of $42.4 million reflect payments to the shipyard for the delivery of the Gas Husky and Gas Esco, while $19.2 million was paid as a deposit for the acquisition of four newbuilding vessels under construction. In addition, $18.1 million was received as a result of the sale of vessels Gas Tiny and Gas Kalogeros.

Net cash (used in) provided by financing activities—was $79.0 million for the year ended December 31, 2014 consisting mainly of $112.3 million net proceeds from common stock issuances, $47.9 million in loan proceeds for the acquisition of five vessels and $75.3 million in loan repayments of which $ 42.5 million were regular loan installments, $ 13.8 million were repayments related to the sale of vessels in 2014 and $ 19.0 million was a voluntary repayment of an existing credit facility. Net cash provided by financing activities was $114.6 million for the year ended December 31, 2013 consisting principally of $109.1 million net proceeds from common stock issuance, $45.2 million in bank loan proceeds for the acquisition of five vessels and $37.7 million in loan repayments under existing facilities. For the year ended December 31, 2012, net cash provided by financing activities was $5.7 million consisting of $43.3 million in loan proceeds for the acquisition of the Gas Husky and Gas Esco and $49.0 million in loan repayments, of which $35.4 million were regular loan installments and $13.6 million were repayments of loans related to the sale of vessels during 2012.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $325.5 million, as of December 31, 2014 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 10 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 17, 2006	$14.5	May 2016	Quarterly	$1.00	$8.50	Gas Prodigy, Gas Nirvana, Gas Kaizen, Gas Emperor, Gas Moxie, Gas Ice, Gas Arctic

December 5, 2005	$13.8	Sept 2016	Semi-Annual	$2.51	$8.8	Gas Marathon, Gas Sincerity, Gas Legacy, Gas Monarch, Gas Flawless

June 6, 2006	$1.8	Jun 2016	Semi-Annual	$0.24	$1.05	Gas Pasha
June 21, 2007	$1.8	Jun 2015	Semi-Annual	$0.34	$1.45	Gas Icon
	$20.6	Dec 2017	Semi-Annual	$1.54	$12.30	Navig8 Fidelity

July 30, 2008	$21.6	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

February 12, 2008	$21.9	Feb 2020	Quarterly	$0.63	$8.75	Navig8 Faith

October 9, 2008	$8.7	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis

February 18, 2009	$19.3	Apr 2020	Quarterly	$0.55	$9.60	Gas Astrid, Gas Exelero, Gas Galaxy

June 25, 2009	$12.9	Apr 2020	Semi-Annual	$0.67	$5.70	Gas Haralambos, Gas Spirit

January 30, 2009	$30.6	Jul 2016	Quarterly	$0.85	$24.60	Spike, Gas Zael

February 1, 2011	$12.4	Mar 2018	Quarterly	$0.28	$8.80	Gas Elixir
	$12.6	Apr 2018	Quarterly	$0.28	$8.70	Gas Cerberus
	$12.9	Sept 2018	Quarterly	$0.28	$8.80	Gas Myth

March 1, 2011	$17.6	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$17.8	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco

September 23, 2013	$38.9	Sept 2020	Quarterly	$1.26	$11.10	Gas Ethereal,

March 24, 2014	$16.5	Mar 2021	Quarterly	$0.63	$8.30	Eco Stream
	$16.5	Jun 2021	Quarterly	$0.63	$8.30	Eco Chios

June 12, 2014	$13.0	Oct 2020	Quarterly	$0.22	$7.70	Eco Invictus

The interest rates on the outstanding loans as of December 31, 2014 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 2.28% for the year ended December 31, 2014 and 2.23% for the year ended December 31, 2013. As of December 31, 2014, $48.7 million of our outstanding loans were covered by the interest rate swap agreements paying fixed rates ranging from 4.52% to 4.73% and received floating rates based on LIBOR.

As of April 1, 2015, ten of our 45 vessels, the Gas Crystal the Gas Evoluzione, the Gas Texiana ,the Stealth Bahla, the Gas Emperor, the Gas Ice, the Gas Arctic, the Gas Moxie, the Gas Prodigy and the Gas Nirvana, were unencumbered. Other than amounts to be drawn down under the new credit facilities for the partial financing of 11 of the 15 LPG vessels under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

As of April 1, 2015, we repaid the $13.5 million remaining outstanding principal amount and retired our May 17, 2006 credit facility, which had been scheduled to mature in May 2016, out of cash on hand. During January 2015, we concluded a term loan for the financing of two LPG carriers, the Eco Corsair and the Eco Elysium, under which we borrowed $20.9 million. In addition, as of April 1, 2015 we had commitment letters or we had entered into loan agreements for up to $154.0 million, or less depending on the vessels’ employment and market value at the time of their respective deliveries, to partially finance the acquisition of a further 11 LPG carriers to be delivered to us during 2015 and 2016. In addition to a first priority mortgage over the vessels being financed, the term loans will be secured by the assignment of the respective vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiaries. The credit facilities are expected to contain similar events of default and financial covenants as those contained in our other credit facilities.

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

•

to maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,500,000 in the earnings account with the relevant banks.

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

B. Research and Development, Patents and Licenses

None

C. Trend Information

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

After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there has been some improvement beginning late improved somewhat from the fourth quarter of 2011 to the third quarter of 2014, charter rates have since declined due largely to the dramatic decline in oil prices and rates remain well below levels reached in 2007 and 2008 and could further decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the LPG sector of 3,000 to 8,000 cbm handysize LPG carriers is expected to be relatively limited in 2015 and 2016.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities, among other, to finance their acquisitions. Scarcity of credit facilities may impede our ability to grow our fleet. During 2014 we acquired five LPG carriers; for all these vessels we had arranged for credit facilities and used them to pay for a portion of the acquisition cost. As of April 1, 2015 we have 15 LPG carriers that are currently under construction for which we have arranged financing for a total of 11 vessels. For the remaining 4 LPG vessels we have not yet committed financing as their delivery is scheduled for 2017.

D. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

E. Contractual Obligations

Contractual obligations as of December 31, 2014 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2015)	1-3 years (2016-2017)	3-5 years (2018-2019)	More than 5 years (After January 1, 2020)
Long-term debt obligations	$325,504	$42,614	$114,507	$67,558	$100,825
Interest on principal amounts outstanding(1)	44,242	9,242	16,670	12,101	6,229
Management fees(2)	10,079	6,719	3,360	—	—
Vessel purchase commitments	356,661	145,535	211,126	—	—

Total	$736,486	$204,110	$345,663	$79,659	107,054

(1)	Based on assumed LIBOR rates of 0.26% for 2015, 1.00% for 2016, 1.8% for 2017, 2.2% for 2018, 2.4% for 2019 and 2.6% thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf.

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

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet and the decline in the global economy were considered to be indicators of potential impairment. As of December 31, 2014, we performed the step one, undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions. Projected cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and estimates based on nine year historical average rates (base rate) when there is no charter in place with an annual 2% increase. We also assume an average annual inflation rate of 3% for operating expenses and a utilization rate of 93.0%. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support each vessel’s carrying values as of December 31, 2014 and December 31, 2013 with the exception of two of the oldest vessels of the fleet, Gas Kaizen and Gas Crystal, which at December 31, 2014, the Company decided to seek to dispose of. As a result of this decision, the undiscounted net operating cash flows of each of these vessels did not exceed each vessel’s carrying value at December 31, 2014, and the Company identified and recorded an impairment loss of $6,168,747.

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

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2014 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2014, of the percentage difference between the current average rates for our fleet compared with the base rates (9 year historical averages) used in the impairment test, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our average 2014 rates as compared with base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	-8.90%	1	$0.05	—	—	—	—
Product Carriers	2.50%	—	—	—	—	—	—
Aframax Tanker	-8.56%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels as of December 31, 2014 and what we believe the charter-free market values of each of our vessels was as of December 31, 2014, 24 of our 45 owned vessels in the water have current carrying values above their market values (15 of our 42 vessels in the water as at December 31, 2013). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $73 million and $70 million as of December 31, 2014 and 2013, respectively. However, we believe that, with respect to these 24 vessels, except for Gas Kaizen which was sold on April 1, 2015 and Gas Crystal which was sold on April 16, 2015, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

We currently do not expect to sell any other of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2014, and accordingly has not recorded an impairment charge except for the impairment charge recorded for vessels Gas Kaizen and Gas Crystal discussed above.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2014 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2015, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	37	Chief Executive, Chief Financial Officer and Class III Director	2004	2015
Michael G. Jolliffe	65	Chairman of the Board, Class II Director	2004	2016
Lambros Babilis	47	Deputy Chairman and Class I Director	2007	2017
Markos Drakos	55	Class III Director	2006	2015
John Kostoyannis	49	Class II Director	2010	2016

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

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and telemarketing. Mr. Jolliffe is Deputy Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc a gold and copper mining company quoted on the London AIM market.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor and, beginning in 2014, our Chief Technical Officer and Finance Manager. The aggregate of such compensation for 2012, 2013 and 2014 was $1.6 million, $1.2 million and $1.3 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” The restricted shares are subject to forfeiture until they become vested. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vest on the first anniversary of grant and 25% of which vest on each of the second and third anniversaries of grant. In November 2012, we awarded an aggregate of 74,761 restricted shares of common stock to directors and officers which vested on September 30, 2014. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2013.

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

At December 31, 2014 and April 1, 2015, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2014, the full Board of Directors held 6 meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2014 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so in the remainder of 2015 and in 2016. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2015, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and

John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent.

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

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s appointment, qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors, as well preparing an Audit Committee Report to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•

from time to time and when necessary, review with the Chief Executive Officer the latter’s proposed succession plan for each executive officer, and the Chief Executive Officer’s evaluation of each such executive officer;

•	in case of unexpected unavailability, the Committee will review with the Board the Company’s succession plan for the CEO and other executive officers, including plans for emergency succession;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

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

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Deputy Chairman and Executive Director, our Internal Auditor and, beginning in 2014, our Chief Technical Officer and Finance Manager. In each case their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2014, 371 officers and 387 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In 2012, we awarded an aggregate of 74,761 shares of our common stock to our directors and officers that vested on September 30, 2014. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vest on the first anniversary of grant and 25% of which vest on each of the second and third anniversaries of grant. No awards were made under the Plan for the year ended December 31, 2013. As of April 1, 2015, 555,479 shares of our common stock had been granted under the Plan since its adoption in 2005.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2015 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2015 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 41,972,701 shares of common stock outstanding as of April 1, 2015. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	9.5%
MSDC Management, L.P.(2)	3,944,636	9.4%
FMR LLC(3)	3,379,789	8.1%
Redwood Capital Management, LLC(4)	2,415,287	5.8%

Executive Officers and Directors
Harry N. Vafias(1)	4,418,094	10.5%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	4,536,659	10.8%

*	Less than 1%.
(1)	According to Amendment No. 3 to a Schedule 13G jointly filed with the SEC on February 17, 2015 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,418,094 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes shares of common stock held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities and Exchange Act of 1934.

(2)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 17, 2015, MSDC is the investment manager of, and may be deemed to beneficially own 3,944,636 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.
(3)	According to a Schedule 13G jointly filed by and on behalf of each of FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson and Select Energy Service Portfolio with the SEC on February 13, 2015.
(4)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 12, 2015.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2015, we had approximately 20 shareholders of record. Six of the stockholders of record were located in the United States and held in the aggregate 37,021,046 shares of common stock representing approximately 88.2% of our outstanding shares of common stock. However, the six United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 37,019,408 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000, for a total of $30,000,000, of common stock repurchases. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. There is no fixed time period for this repurchase program. As of April 1, 2015, 1,760,094 shares of common stock had been repurchased (843,022 in 2014 and 917,072 in 2015), for an aggregate of $10.9 million.

B. Related Party Transactions

Pursuant to our Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors, which procedures require the audit committee to approve any such transaction. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it is consummated.

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime subcontracts the technical management of some of our LPG carriers to Brave Maritime the fees for which technical management services are paid by Stealth Maritime out of the fees we pay to it as described below.

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

In the year ended December 31, 2014, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2012, 2013 and 2014 were $4.3 million, $4.8 million and $5.5 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2012, 2013 and 2014 we paid $0.18 million, $0.15 million and $0.17 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2012, 2013 and 2014, total brokerage commissions of 1.25% amounted to $1.5 million, $1.5 million and $1.6 million, respectively, and were included in our income statement under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2012, 2013 and 2014, the amounts of $0.6 million, $0.7 million and $1.0 million, respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2012 and 2014 the amounts of $0.2 million and $0.3 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”. For the year ended December 31, 2013 no such commission expense was recognized as no sale of vessel occurred.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the years ended December 31, 2012, 2013 and 2014, such compensation was in the aggregate amount of $1.6 million, $1.2 million and $1.3 million, respectively.

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

On May 26, 2014, we entered into an agreement with Brave Maritime for the supervision of the construction of eight of our vessels for a fixed fee of Euro 390,000 per vessel. For the year ended December 31, 2014, the supervision fees amounted to $984,204 and were capitalized to the cost of the respective vessels.

Right of First Refusal

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

Office Space

We lease office space from the Vafias Group. In the years ended December 31, 2012, 2013 and 2014, we made lease payments of $76,420, $78,070 and $76,788, respectively. The lease rate for 2015 is €58,800 per year.

Vessel Acquisitions and Charters

In April 2012, we entered into time charter out agreements with an affiliated entity of the Vafias Group for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter is four years and there is an option to extend the charter for an additional year. The five-year charter for the Gas Esco commenced in June 2012. Revenues from these two charters for the years ended December 31, 2012, 2013 and 2014 were $4.4million, $9.8 million and $9.8 million, respectively, which are recorded in our income statement under “Revenues – related party”. The vessel operating expenses in accordance with the terms of the respective time charter agreements for the Stealth Bahla and the Gas Esco, for the years ended December 31, 2012, 2013 and 2014, were $1.7 million, $3.9 million and $3.9 million, respectively, which are recorded in our income statement under “Vessel Operating Expenses – related party.”

In August 2012, we entered into separate memoranda of agreements with an affiliated company of the Vafias Group to acquire four LPG carriers under construction that were scheduled to be delivered during 2014 (the delivery of which was subsequently rescheduled to the first half of 2015). The aggregate purchase price of these vessels was $96.0 million. As provided by the agreements an advance payment of $19.2 million was paid on September 8, 2012. In July 2014, the acquisition of two of the above LPG carriers was cancelled, and in September 2014 we collected the full amount of the advances paid to the affiliated company with the capitalized interest, totaling to $10.0 million. The remainder of the purchase price for the other two vessels will be paid at the time of each vessel’s delivery. The acquisition price for these vessels was set at the average of the assessed value of the acquired vessels by two independent international sale and purchase brokers.

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

	High	Low
Year Ended December 31, 2010	$7.99	$4.05
Year Ended December 31, 2011	8.37	3.55
Year Ended December 31, 2012	8.23	4.00
Year Ended December 31, 2013	12.88	8.10
Year Ended December 31, 2014	$11.67	$5.37
2013
First Quarter	11.99	8.10
Second Quarter	11.69	9.70
Third Quarter	11.00	8.57
Fourth Quarter	12.88	9.81
2014
First Quarter	11.67	9.51
Second Quarter	11.55	9.90
Third Quarter	11.59	8.98
Fourth Quarter	8.98	5.37
October 2014	8.98	7.10
November 2014	8.53	7.26
December 2014	6.91	5.37
2015
First Quarter	6.84	5.28
January 2015	6.36	5.28
February 2015	6.33	5.32
March 2015	6.84	6.00
April 2015 (through April 24)	6.95	6.29

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2009 and December 31, 2014, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2009. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,285,108 shares were issued, including 1,395,335 shares repurchased by the Company and held as treasury stock, and 42,889,773 shares outstanding and fully paid as of December 31, 2014; while as of April 1, 2015 we had 44,285,108 shares issued, including 2,312,407 shares repurchased by the Company and held as treasury stock, and 41,972,701 shares outstanding and fully paid. 100,000 shares of the blank check preferred stock have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 100,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” Our Board of Directors could issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Dividends

We have not paid a dividend since March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weak market conditions in the international shipping industry and to preserve the Company’s liquid cash resources. As our contracted newbuildings are delivered, paid for and begin to generate revenue, our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements.

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

Under the terms of our existing credit facilities, we are generally permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends and share repurchases do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has suspended the payment of cash dividends as a result of market conditions in the international shipping industry.

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

Blank Check Preferred Stock. Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 100,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Stockholder Rights Plan

General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $15.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, LLC, as rights agent, that expires on December 22, 2015. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our Board of Directors on December 23, 2014.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which is an exhibit to this annual report.

Distribution and Transfer of Rights; Rights Certificates

Prior to the Distribution Date referred to below:

•

the rights will be evidenced by and trade with the certificates for our shares of common stock (or, with respect to any uncertificated shares of common stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•

new certificates for shares of common stock issued after the record date will contain a legend incorporating the Rights Agreement by reference (for uncertificated shares of common stock registered in book-entry form, this legend will be contained in a notation in book-entry);

•

the surrender for transfer of any certificates for shares of common stock (or the surrender for transfer of any uncertificated shares of common stock registered in book-entry form) will also constitute the transfer of the Rights associated with such shares of common stock; and

•	the Rights will accompany any new shares of common stock that are issued after the record date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from our shares of common stock and become exercisable following (i) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or a group of related persons has acquired beneficial ownership of 10% or more of the shares of our common stock, or (ii) the 10th business day (or such later date as may be determined by the Board) after a person or a group of related persons announce or commence a tender or exchange offer that would result in ownership of 10% or more of the shares of our common stock by a person or a group of related persons. The person or group of related persons in the preceding sentence is referred to in the Rights Agreement as the “Acquiring Person.”

For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The date on which the Rights separate from the shares of our common stock and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, we will mail Rights certificates to our stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the shares of our common stock. Thereafter, such Rights certificates alone will represent the Rights.

Exempt Persons

The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity organized to hold our common stock pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. The Rights Agreement also provides that any person that would otherwise be deemed an Acquiring Person as of the adoption of the Rights Agreement will be exempted but only for so long as neither it nor any of its Related Persons (as defined in the Rights Agreement) acquire or are deemed to acquire, without the prior approval of our board of directors, beneficial ownership of any additional shares of our common stock following the adoption of the Rights Agreement.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a share of Series A Junior Participating Preferred Stock having economic and other terms similar to that of one share of our common stock. This portion of a share of Series A Junior Participating Preferred Stock is intended to give a stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock, and should approximate the value of one share of common stock.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 10% or more of the common stock, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us , as further described below.

Following the occurrence of an event set forth in the preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 10% or more of the common stock, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, shares of our common stock or other consideration deemed appropriate by our board of directors) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 10% or more of our common stock. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 10% or more of our common stock and prior to the acquisition by the Acquiring Person of 50% of our common stock, the Board may exchange the Rights (other than Rights owned by the Acquiring Person or any Related Person, which would have become void), in whole or in part, for shares of our common stock at an exchange ratio (subject to adjustment) of one share of common stock per Right (or, if insufficient shares are available, the Company may issue preferred stock, cash, debt or equity securities, property or a combination thereof in exchange for the Rights).

Expiration of the Rights

The Rights expire at or prior to the earlier of (i) December 22, 2015 or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to cure any ambiguities, to shorten or lengthen any time period pursuant to the Rights Agreement or to make changes that do not adversely affect the interests of holders of the Rights.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

Our board of directors may adjust the Exercise Price, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Series A Junior Participating Preferred Stock or common stock.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares of Series A Junior Participating Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Series A Junior Participating Preferred Stock.

Authority of the Board

When evaluating decisions surrounding the redemption of the Rights or any amendment to the Rights Agreement to delay or prevent the Rights from detaching and becoming exercisable as a result of a particular transaction, pursuant to the Rights Agreement, the Board, or any future Board, would not be subject to restrictions such as those commonly known as “dead-hand,” “slow-hand,” “no-hand,” or similar provisions.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not interfere with any merger or other business combination approved by our board of directors. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of our common stock (which includes for this purpose stock referenced in derivative transactions and securities).

C. Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, and “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan.” for a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 10.5% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

We do not believe that we were a PFIC for 2014. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2014. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2014 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2014, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2015 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2014, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2014 and 2015.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)		Floating Rate (StealthGas Receives)	Fair Value December 31, 2014 (in millions)	Notional Amount December 31, 2014 (in millions)	Estimated Notional Amount December 31, 2015 (in millions)
Swap 1	March 9, 2006	March 9, 2016	$22.5	4.52	%(1)	6 month U.S.	$0.3	$6.0	$4.4
						dollar LIBOR
Swap 2	September 9, 2009	March 9, 2016	$53.3	4.73%		3 month U.S.	$1.2	$25.1	$19.5
						dollar LIBOR
Swap 3	September 30, 2015	September 30, 2020	$17.6	2.60%		3 month U.S.	$0.4	$17.6	$16.9
						dollar LIBOR
Total							$1.9	$48.7	$40.8

(1)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.

As of December 31, 2014, total bank indebtedness of the Company was $325.5 million, of which $48.6 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2014, we paid fixed rates ranging from 2.60% to 4.73% and received floating rates based on LIBOR of approximately 0.23% for three month LIBOR and 0.33% for six month LIBOR under our three floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2014, and our interest swap arrangements as of December 31, 2014, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest expense, on an annualized basis, by approximately $2.5 million (2013: $2.1 million) for the year ended December 31, 2014.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incur around 16% of our expenses in currencies other than U.S. dollars (2013: 17%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2015 we have payment obligations related to the building of vessels in Japanese ship yards in the aggregate of 1.8 billion Japanese Yen (approximately $15.0 million based upon the prevailing USD/JPY exchange rate of $1.00:JPY120 as of April 1, 2015). Of this exposure we have hedged JPY 500 million with foreign exchange contracts. As of December 31, 2014, we had payment obligations related to the building of vessels in Japanese ship yards in the aggregate of 2.6 billion Japanese Yen (approximately $22.0 million based upon the prevailing USD/JPY exchange rate of $1.00:JPY120 as of December 31, 2014). Of this exposure we have hedged JPY 500 million with foreign exchange contracts.

As of April 1, 2015, a hypothetical 10% movement in the outright USD/JPY exchange rate would result in a reduction in the USD equivalent payments we have to make of $1.0 million should the JPY depreciate against the dollar ($1.6 million as of December 31, 2014), and an increase in the USD equivalent payments we have to make of $1.2 million should the JPY appreciate against the dollar ($2.0 million as of December 31, 2014). We may enter into more foreign exchange contracts to hedge a greater part of the exposure and we anticipate that such contracts will not qualify for hedge accounting. As a result any marked to market fluctuations in their value will be recognized in our statement of income.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2014, management, used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2014 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 30, 2015

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of : Investment Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2014.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou Sofianos & Cambanis S.A.(“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2014	2013
Audit fees	$621	$543
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$621	$543

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

(2) Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2014 and 2013.

(3) Tax Fees

Deloitte did not provide any tax services in 2014 and 2013.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2014 and 2013.

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

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases, for a total of $30,000,000. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through March 31, 2015. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
December 1 to 31, 2014	843,022	$6.30	843,022	$4,688,961
January 2 to 21, 2015	607,226	6.07	1,450,248	$1,003,100
February 26, 2015	137,013	6.03	1,587,261	$20,176,911
March 9 to 18, 2015	172,833	6.15	1,760,094	$19,113,988

We did not repurchase any shares of our common stock in 2012 or 2013.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosures

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-27 incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Statement of Designation of Series A Junior Participating Preferred Stock(5)

1.3	Amended and Restated Bylaws of the Company(4)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(2)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(3)

4.4	Rights Agreement, dated as of December 23, 2014, between the Company and American Stock Transfer & Trust Company, as Rights Agent(5)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed with the SEC on December 24, 2014.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed with the SEC on December 24, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 30, 2015

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

April 30, 2015

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2013 and 2014 (Expressed in United States Dollars)

		December 31,
	Note	2013	2014
Assets
Current assets
Cash and cash equivalents		86,218,517	129,114,803
Receivable from related party	3	104,476	104,476
Trade and other receivables		4,726,758	3,211,563
Claims receivable		136,867	70,273
Inventories	4	2,461,093	2,958,666
Advances and prepayments		715,444	1,386,003
Restricted cash		3,521,902	2,896,677

Total current assets		97,885,057	139,742,461

Non current assets
Advances for vessels under construction and acquisitions	5	70,577,435	88,965,085
Vessels, net	6	677,022,902	711,352,845
Other receivables		582,765	228,494
Restricted cash		2,300,000	2,500,000
Deferred finance charges, net of accumulated amortization of $2,212,091 and $2,868,432	7	2,616,584	3,090,918

Total non current assets		753,099,686	806,137,342

Total assets		850,984,743	945,879,803

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	5,941,043	4,941,896
Trade accounts payable		7,220,862	8,843,593
Accrued liabilities	8	2,880,377	3,903,027
Deferred income	9	5,487,585	6,892,328
Fair value of derivatives	11	277,212	583,368
Current portion of long-term debt	10	41,263,165	42,614,213

Total current liabilities		63,070,244	67,778,425

Non current liabilities
Fair value of derivatives	11	2,955,755	1,873,295
Deferred gain on sale and leaseback of vessels	18	—	775,741
Deferred income		758,844	172,428
Long-term debt	10	311,605,457	282,889,640

Total non current liabilities		315,320,056	285,711,104

Total liabilities		378,390,300	353,489,529

Commitments and contingencies	17

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 32,679,642 shares issued and 32,127,329 shares outstanding at December 31, 2013 and 44,285,108 shares issued and 42,889,773 shares outstanding at December 31, 2014 with a par value of $0.01 per share	12	326,796	442,850
Treasury stock, 552,313 shares at December 31, 2013 and 1,395,335 shares at December 31, 2014 with a par value of $0.01 per share	12	(2,234,173)	(7,541,264)
Additional paid-in capital	12	387,317,471	499,862,062
Retained earnings		87,233,820	99,919,646
Accumulated other comprehensive loss		(49,471)	(293,020)

Total stockholders’ equity		472,594,443	592,390,274

Total liabilities and stockholders’ equity		850,984,743	945,879,803

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2012, 2013 and 2014

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2012	2013	2014
Revenues
Revenues		114,848,079	111,667,565	122,158,892
Revenues—related party	3	4,364,992	9,814,000	9,814,000

Total revenues		119,213,071	121,481,565	131,972,892

Expenses
Voyage expenses	15	11,231,340	12,819,866	12,474,090
Voyage expenses—related party	3,15	1,472,410	1,482,764	1,613,421
Charter hire expenses	18	—	—	320,804
Vessels’ operating expenses	15	28,674,675	32,439,404	41,335,984
Vessels’ operating expenses—related party	3,15	1,917,302	4,084,149	4,099,352
Dry-docking costs		2,067,393	3,160,251	465,681
Management fees—related party	3	4,315,720	4,807,010	5,501,675
General and administrative expenses (including $1,628,961, $1,323,836, and $1,394,025, to related party)		2,838,759	2,816,397	3,150,929
Depreciation	6	28,776,688	30,761,673	33,811,607
Impairment loss	11	—	—	6,168,747
Net gain on sale of vessels	6	(1,372,409)	—	—

Total expenses		79,921,878	92,371,514	108,942,290

Income from operations		39,291,193	29,110,051	23,030,602

Other (expenses)/income
Interest and finance costs		(9,408,230)	(8,189,475)	(9,314,539)
Loss on derivatives	11	(1,086,258)	(27,470)	(1,348,384)
Interest income		221,023	361,820	456,924
Foreign exchange loss		(59,241)	(37,733)	(138,777)

Other expenses, net		(10,332,706)	(7,892,858)	(10,344,776)

Net income		28,958,487	21,217,193	12,685,826

Earnings per share
—Basic and diluted	14	1.41	0.75	0.32

Weighted average number of shares
—Basic and diluted		20,552,568	28,271,746	39,305,644

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2012, 2013 and 2014

(Expressed in United States Dollars)

		December 31,
	Note	2012	2013	2014
Net income		28,958,487	21,217,193	12,685,826

Other comprehensive loss
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	11	—	—	(293,020)
Reclassification adjustment	11	(54,340)	(67,849)	49,471

Other comprehensive loss		(54,340)	(67,849)	(243,549)

Comprehensive income		28,904,147	21,149,344	12,442,277

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2012, 2013 and 2014

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number of Shares (Note 12)	Amount (Note 12)	Number of Shares (Note 12)	Amount (Note 12)	Additional Paid-in Capital (Note 12)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2011	21,104,881	211,049	(552,313)	(2,234,173)	277,990,293	37,058,140	72,718	313,098,027
Issuance of restricted shares and related stock based compensation	74,761	747	—	—	30,521	—	—	31,268
Net income for the year	—	—	—	—	—	28,958,487	—	28,958,487
Other comprehensive loss	—	—	—	—	—	—	(54,340)	(54,340)

Balance, December 31, 2012	21,179,642	211,796	(552,313)	(2,234,173)	278,020,814	66,016,627	18,378	342,033,442
Issuance of common shares	11,500,000	115,000	—	—	109,004,029	—	—	109,119,029
Stock based compensation	—	—	—	—	292,628	—	—	292,628
Net income for the year	—	—	—	—	—	21,217,193	—	21,217,193
Other comprehensive loss	—	—	—	—	—	—	(67,849)	(67,849)

Balance, December 31, 2013	32,679,642	326,796	(552,313)	(2,234,173)	387,317,471	87,233,820	(49,471)	472,594,443
Issuances of common shares	11,374,753	113,747	—	—	112,188,931	—	—	112,302,678
Issuance of restricted shares and related stock based compensation	230,713	2,307	—	—	355,660	—	—	357,967
Stock repurchase	—	—	(843,022)	(5,307,091)	—	—	—	(5,307,091)
Net income for the year	—	—	—	—	—	12,685,826	—	12,685,826
Other comprehensive loss	—	—	—	—	—	—	(243,549)	(243,549)

Balance, December 31, 2014	44,285,108	442,850	(1,395,335)	(7,541,264)	499,862,062	99,919,646	(293,020)	592,390,274

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2013 and 2014

(Expressed in United States Dollars)

	December 31,
	2012	2013	2014
Cash flows from operating activities
Net income for the year	28,958,487	21,217,193	12,685,826
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,776,688	30,761,673	33,811,607
Amortization of deferred finance charges	412,138	425,933	656,341
Amortization of deferred gain on sale and leaseback of vessels	—	—	(4,954)
Unrealized exchange differences	98,294	3,745	251,662
Share based compensation	31,268	292,628	357,967
Change in fair value of derivatives	(3,506,897)	(2,784,123)	(1,019,853)
Impairment loss	—	—	6,168,747
Gain on sale of vessels	(1,372,409)	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,708,048)	(2,055,817)	1,869,466
Claims receivable	(502,534)	(1,905,152)	(317,570)
Inventories	(736,299)	691,314	(497,573)
Advances and prepayments	193,397	(280,218)	(670,559)
Increase/(decrease) in
Balance with related parties	(586,091)	(1,452,332)	(999,147)
Trade accounts payable	(526,281)	1,442,443	1,104,798
Accrued liabilities	(1,653,992)	25,207	1,022,650
Deferred income	563,255	2,744,881	818,327

Net cash provided by operating activities	48,440,976	49,127,375	55,237,735

Cash flows from investing activities
Insurance proceeds	986,102	1,801,120	384,164
Vessels’ acquisitions and advances for vessels under construction	(62,634,833)	(124,406,294)	(129,891,982)
Proceeds from sale of vessels, net	18,136,907	—	27,929,931
Net proceeds related to cancellation of vessels’ acquisitions	—	—	10,044,799
(Increase)/decrease in restricted cash account	(386,292)	2,818,753	425,225

Net cash used in investing activities	(43,898,116)	(119,786,421)	(91,107,863)

Cash flows from financing activities
Stock repurchase	—	—	(4,789,158)
Net proceeds from common stock issuance	—	109,119,029	112,302,678
Deferred finance charges paid	—	(1,747,031)	(1,130,675)
Customer deposits received	5,000	—	—
Customer deposits paid	—	(280,000)	—
Loan repayments	(48,965,869)	(37,696,190)	(75,268,462)
Proceeds from long-term debt	43,250,000	45,212,500	47,903,693

Net cash (used in)/provided by financing activities	(5,710,869)	114,608,308	79,018,076

Effect of exchange rate changes on cash	(98,294)	(3,745)	(251,662)

Net (decrease)/increase in cash and cash equivalents	(1,266,303)	43,945,517	42,896,286
Cash and cash equivalents at beginning of year	43,539,303	42,273,000	86,218,517

Cash and cash equivalents at end of year	42,273,000	86,218,517	129,114,803

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	8,757,734	7,374,110	6,770,830
Non cash financing activity—Stock repurchase	—	—	517,933

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2014 owned a fleet of forty one liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2012, 2013 and 2014, the following charterer individually accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2012	2013	2014
A	—	—	13%
B	12%	11%	—

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

Advances for vessels under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels as well as other expenses in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized.

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 2%. The Company also assumes an average annual inflation rate of 3% for operating expenses. No impairment loss was identified or recorded for the years ended December 31, 2012 and 2013. An impairment loss was identified and recorded for the year ended December 31, 2014 (Note 6).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No assets are held for saleas of December 31, 2013 and 2014.

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

Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily or monthly charter hire rate payable monthly in advance. If a charter agreement exists and the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each voyage or period charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo, but the Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Deferred income includes cash received prior to the balance sheet date and is related to revenue earned after such date.

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

Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statement of income on a straight-line basis over the lease term. For sale and lease back transactions, when the lease qualifies as an operating lease and the lease back is considered “more than minor but less than substantially all” i.e. the seller-lessee retains more than a minor part but less than substantially all of the use of the asset, the resulting gains are deferred and amortized to income over the lease period.

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

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

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In April 2015, the FASB issued ASU No 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. This standard is effective for public entities with reporting periods beginning after December 15, 2015. The implementation of this standard will only affect the presentation of debt issuance costs which will be shown as a direct deduction of the related debt instead of under non-current assets in the accompanying consolidated balance sheets.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of

$440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”) and one vessel to an unaffiliated ship-management company, Bernhard Schulte Ship management (“BSS”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. For the years ended December 31, 2012, 2013 and 2014, total brokerage commissions of 1.25% amounted to $1,472,410, $1,482,764 and $1,613,421, respectively, and are included in “Voyage expenses—related party” in the consolidated statements of income. For the years ended December 31, 2012, 2013 and 2014, the management fees were $4,315,720, $4,807,010 and $5,501,675, respectively and are included in “Management fees—related party” in the consolidated statements of income. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2012, 2013 and 2014, the superintendent fees amounted to $175,500, $151,000 and $167,000, respectively, and are included in “Vessels’ operating expenses—related party” in the consolidated statements of income.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2012, 2013 and 2014 commission fees relating to vessels purchased of $634,479, $723,500 and $984,355, respectively, were incurred and capitalized to the cost of the vessels. For the year ended December 31, 2012 the amount of $192,000 was recognized as commission expenses relating to the sale of vessels and is included in the consolidated statements of income under the caption “Net gain on sale of vessels”. For the year ended December 31, 2014 the amount of $285,000 was recognized as commission expenses relating to the sale and leaseback of vessels and is included in the consolidated balance sheets under the caption “Deferred gain on sale and leaseback of vessels”.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Chief Technical Officer, its Finance Manager and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,552,541, $1,245,766 and $1,317,237, for the years ended December 31, 2012, 2013 and 2014, respectively, and are included in the consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2013 and at December 31, 2014 was a liability of $5,941,043 and $4,941,896, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the years ended December 31, 2012, 2013 and 2014 amounted to $76,420, $78,070 and $76,788, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., an affiliate of the Vafias Group incorporated in the Marshall Islands. Revenue from the related party amounted to $4,364,992, $9,814,000 and $9,814,000 for the years ended December 31, 2012, 2013 and 2014, respectively, and is included in the consolidated statements of income under the caption “Revenues—related party”. In accordance with the time charter agreements for the vessels’ operating expenses, the Company paid to the Manager amounts of $1,741,802, $3,933,149 and $3,932,352 for the years ended December 31, 2012, 2013 and 2014, respectively, which are included in the consolidated statements of income under the caption “Vessels’ operating expenses—related party”. The current account balance with Emihar as of both December 31, 2013 and 2014, was a receivable of $104,476.

On August 22, 2012, the Company entered into separate memoranda of agreements with an affiliated company to acquire four LPG carriers under construction which are scheduled to be delivered during the year 2015. The aggregate purchase price of these vessels was $96,000,000. As provided by the memoranda of agreements, an advance payment of 20% of the aggregate purchase price was paid on September 28, 2012. On July 11, 2014, the acquisition of two of the above LPG carriers was cancelled and on September 30, 2014 the Company collected the full amount of the advances paid to the affiliated company with the capitalized interest, totaling to $10,044,799 (Note 5).

On May 26, 2014, the Company entered into an agreement with Brave for the supervision of the construction of eight of its vessels for a fixed fee of Euro 390,000 per vessel. For the year ended December 31, 2014, the supervision fees amounted to $984,204 and were capitalized to the cost of the respective vessels.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2013	2014
Bunkers	930,630	1,426,838
Lubricants	1,530,463	1,531,828

Total	2,461,093	2,958,666

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

The amount shown in the accompanying consolidated balance sheet as of December 31, 2014 of $88,965,085 mainly represents advance payments to sellers for two LPG carriers under construction contracted in 2012 (see Note 3), advance payments to sellers for three LPG carriers under construction contracted in 2013, advance payments to ship-builders for four LPG carriers under construction contracted in 2013, advance payments to ship-builders for six LPG carriers under construction contracted in 2014 and advance payments to sellers for one LPG carrier under construction contracted in 2014.

For the years ended December 31, 2013 and 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2012	19,321,045
Advances for vessels under construction and acquisitions	50,396,200
Capitalized interest	819,296
Capitalized expenses	40,894

Balance, December 31, 2013	70,577,435
Advances for vessels under construction and acquisitions	124,973,343
Capitalized interest	2,113,297
Capitalized expenses	2,805,342
Vessels delivered	(101,459,533)
Vessels cancelled (Note 3)	(10,044,799)

Balance, December 31, 2014	88,965,085

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	776,302,690	(141,668,019)	634,634,671
Acquisitions	73,149,904	—	73,149,904
Depreciation for the year	—	(30,761,673)	(30,761,673)

Balance, December 31, 2013	849,452,594	(172,429,692)	677,022,902
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	101,459,533	—	101,459,533
Disposals	(39,075,007)	11,925,771	(27,149,236)
Impairment loss	(16,449,131)	10,280,384	(6,168,747)
Depreciation for the year	—	(33,811,607)	(33,811,607)

Balance, December 31, 2014	895,387,989	(184,035,144)	711,352,845

The additions in 2013 relate to the acquisition of vessels “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony”.

The additions in 2014 relate to the acquisition of vessels “Eco Stream”, “Eco Chios”, “Eco Elysium”, “Eco Invictus” and “Eco Corsair”. In addition, on November 14, 2014 and on December 15, 2014, the Company entered into separate memoranda of agreement for the disposal of the vessels “Gas Premiership” and “Gas Cathar”, respectively, to an unaffiliated third party for $28,500,000 and entered simultaneously into bareboat charter agreements to leaseback the vessels for periods of four years (Note 18). The vessels were delivered to the new owners on November 19, 2014 and on December 19, 2014, respectively.

At December 31, 2014, the Company decided to seek to dispose of two of the oldest vessels of the fleet. As a result of this decision, the undiscounted net operating cash flows of each of these vessels did not exceed each vessel’s carrying value and the Company identified and recorded an impairment loss of $6,168,747 which is presented under the caption “Impairment loss” in the consolidated statements of income. No assets are held for sale as of December 31, 2013 and 2014.

7. Deferred Finance Charges

Gross deferred finance charges amounting to $4,828,675 and $5,959,350 as of December 31, 2013 and December 31, 2014, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet net of accumulated amortization. For the years ended December 31, 2012, 2013 and 2014, the amortization of deferred financing charges amounted to $412,138, $425,933 and $656,340, respectively, and is included in interest and finance costs in the consolidated statements of income.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2013	2014
Interest on long-term debt	1,099,771	1,436,466
Administrative expenses	203,396	339,778
Vessel operating and voyage expenses	1,577,210	2,126,783

Total	2,880,377	3,903,027

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $5,487,585 and $6,892,328 represent time and bareboat charter revenues received in advance as of December 31, 2013 and as of December 31, 2014, respectively.

10. Long-term Debt

Term Loans		Original Amount	December 31, 2013	Movement in 2014		December 31, 2014
Issue Date	Maturity Date			Additions	Repayments
December 5, 2005	September 9, 2016	100,067,500	34,012,031	—	(20,195,149)	13,816,882
May 17, 2006	May 30, 2016	79,850,000	18,500,000	—	(4,000,000)	14,500,000
June 6, 2006	June 28, 2016	6,580,000	2,237,200	—	(473,760)	1,763,440
June 21, 2007	December 21, 2017	49,875,000	26,444,014	—	(4,078,250)	22,365,764
February 12, 2008	February 19, 2020	40,250,000	24,375,000	—	(2,500,000)	21,875,000
July 30, 2008	November 4, 2020	33,240,000	23,545,000	—	(1,939,000)	21,606,000
October 9, 2008	October 9, 2020	29,437,000	9,430,000	—	(780,000)	8,650,000
January 30, 2009	July 15, 2016	45,000,000	33,950,000	—	(3,400,000)	30,550,000
February 18, 2009	April 14, 2020	32,200,000	21,102,095	20,400,000	(22,202,095)	19,300,000
February 19, 2009	July 14, 2019	29,250,000	20,520,000	—	(20,520,000)	—
June 25, 2009	April 16, 2020	26,700,000	15,278,928	14,250,000	(16,613,928)	12,915,000
February 1, 2011	September 1, 2018	49,400,000	41,150,000	—	(3,300,000)	37,850,000
March 1, 2011	June 20, 2020	43,250,000	38,375,000	—	(3,000,000)	35,375,000
September 23, 2013	September 30, 2020	45,212,500	43,949,354	—	(5,052,587)	38,896,767
March 24, 2014	June 30, 2021	50,550,000	—	34,300,000	(1,260,000)	33,040,000
June12, 2014	October 2, 2020	13,000,000	—	13,000,000	—	13,000,000

Total			352,868,622	81,950,000	(109,314,769)	325,503,853

Current portion of long-term debt			41,263,165			42,614,213

Long term debt			311,605,457			282,889,640

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

On December 20, 2013 the Company entered into a term loan with a bank institution to partially finance the acquisition of four LPG carriers under construction, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,400,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel. As of December 31, 2014, no amount had been drawn.

On March 24, 2014 the Company entered into a term loan with a bank to partially finance the acquisition of three LPG carriers under construction, named “Eco Stream”, “Eco Chios” and “Eco Galaxy”, respectively, by three of the Company’s wholly owned subsidiaries. The term loan will be drawn down in three tranches upon the delivery of each vessel. The first tranche amounting to $17,150,000 was drawn down on March 31, 2014 and the second tranche amounting to $17,150,000 was drawn down on June 30, 2014. As of December 31, 2014, the third tranche amounting to $16,250,000 had not been drawn.

On April 14, 2014, the Company entered into a facility agreement with a bank to refinance the existing term loan dated February 18, 2009. The aggregate committed term loan is up to $20,400,000 and was drawn down in one tranche at the signing date of the facility agreement.

On April 16, 2014, the Company entered into a facility agreement with a bank to partially finance the acquisition of one LPG carrier on its delivery and to refinance the existing term loan dated June 25, 2009. The aggregate committed term loan was up to $30,000,000 and will be drawn down in three tranches. The two tranches amounting to $14,250,000 were drawn down on April 25, 2014. As of December 31, 2014, the third tranche amounting to $15,750,000 had not been drawn.

On June 12, 2014 the Company entered into a term loan with a bank to partially finance the acquisition of one LPG carrier under construction, named “Eco Invictus”, by one of the Company’s wholly owned subsidiary. The term loan, amounting to $13,000,000, was drawn down on October 1, 2014 in one tranche.

On June 20, 2014 the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction, named “Eco Corsair” and “Eco Elysium”, respectively, by two of the Company’s wholly owned subsidiaries. The term loan amounting to $20,925,000 was drawn down on January 8, 2015.

On July 4, 2014, the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction on their delivery. The aggregate committed term loan is up to $22,750,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment. As of December 31, 2014, no amount had been drawn.

On July 29, 2014, the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction on their delivery. The aggregate committed term loan is up to $25,350,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment. As of December 31, 2014, no amount had been drawn.

On November 19, 2014, an amount of $6,780,000 was repaid on the Company’s term loan dated December 5, 2005 from the proceeds of the sale of its vessel Gas Premiership (Note 6).

On December 19, 2014, an amount of $7,005,297 was repaid on the Company’s term loan dated December 5, 2005 from the proceeds of the sale of its vessel Gas Cathar (Note 6).

On December 19, 2014, the Company voluntary repaid the outstanding balance of the term loan dated February 19, 2009, amounting to $18,960,000.

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

•

the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,500,000 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2014 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2012: 2.39%

Year ended December 31, 2013: 2.23%

Year ended December 31, 2014: 2.28%

Bank loan interest expense for the above loans for the years ended December 31, 2012, 2013 and 2014 amounted to $9,035,248, $7,997,247 and $8,746,786, respectively. Of these amounts, for the years ended December 31, 2012, 2013 and 2014, the amounts of $281,484, $819,296 and $2,113,297, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income.

At December 31, 2014, the Company was in compliance with all of its debt financial covenants.

The aggregate available unused amounts under these facilities at December 31, 2014 were $168,225,000 and the Company is required to pay a quarterly commitment fee ranging from 0.725% to 1.10% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2014 are as follows:

December 31,	Amount
2015	42,614,213
2016	75,650,797
2017	38,855,837
2018	48,066,587
2019	19,491,587
Thereafter	100,824,832

Total	325,503,853

Commitment Letters: On December 23, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $22,400,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment. As of December 31, 2014, no amount had been drawn.

11. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to three floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $48,692,694 at December 31, 2014 (2013: $53,682,179) pursuant to which it pays fixed rates ranging from 2.60% to 4.73% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 0.33% at December 31, 2014). These agreements contain no leverage features and have maturity dates ranging from March 2016 to September 2020. The Company had five derivative contracts that qualified for hedge accounting up to October 1, 2009, subsequent to which the Company discontinued hedge accounting. In accordance with ASC 815-30-40 the unrealized results accumulated in “Accumulated other comprehensive income/(loss)” for previously designated cash flow hedges, are being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As of December 31, 2014 one derivative contract qualifies for hedge accounting since its inception on April 10, 2014.

On April 10, 2014, the Company as a condition of its term loan dated September 23, 2013, entered into an amortizing interest rate swap agreement for a notional amount of $17,553,663. The agreement will be effective starting September 30, 2015 and expires on September 30, 2020; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.60%.

The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. During 2014, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction. Under the contracts the Company converted U.S. dollars to approximately JPY900 million of cash outflows at various dates through 2014. As of and for the years ended December 31, 2012 and 2013, there were no such contracts.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2013		2014
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	—	—	384,589

Total derivatives designated as hedging instruments		—	—	—	384,589

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2013		2014
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	—	277,212	—	—
Forward Currency Contract	Current liabilities—Fair value of derivatives	—	—	—	583,368
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	2,955,755	—	1,488,706

Total derivatives not designated as hedging instruments		—	3,232,967	—	2,072,074

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2012, 2013 and 2014 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2012	2013	2014
Interest Rate Swap—Reclassification from OCI	Loss on derivatives	54,340	67,849	(49,471)
Interest Rate Swap—Change in Fair Value	Loss on derivatives	3,452,556	2,716,274	1,652,692
Interest Rate Swap—Realized loss	Loss on derivatives	(4,593,154)	(2,811,593)	(1,857,362)
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	—	—	(583,368)
Foreign Currency Contract—Realized loss	Loss on derivatives	—	—	(510,875)

Total loss on derivatives		(1,086,258)	(27,470)	(1,348,384)

The components of accumulated other comprehensive income/(loss) included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain/ (Loss) on cash flow hedges
Accumulated other comprehensive income—Balance, January 1, 2013	18,378
Reclassification adjustment	(67,849)
Accumulated other comprehensive loss—Balance, December 31, 2013	(49,471)
Effective portion of changes in fair value of interest swap contracts	(293,020)
Reclassification adjustment	49,471

Accumulated other comprehensive loss—Balance, December 31, 2014	(293,020)

During the years ended December 31, 2012 and 2013 the gains transferred from accumulated other comprehensive income/(loss) to the statement of income were $54,340 and $67,849, respectively, and during the year ended December 31, 2014, the loss transferred from accumulated other comprehensive income/(loss) to the statement of income was $49,471.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2014:

	Fair Value as of December 31, 2014	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Foreign Currency Contract	(583,368)	—	(583,368)	—
Interest Rate Swap Agreements	(1,873,295)	—	(1,873,295)	—

Total	(2,456,663)	—	(2,456,663)	—

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Fair Value as of December 31, 2014	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	1,977,051	—	1,977,051	—	(6,168,747)

Total	1,977,051	—	1,977,051	—	(6,168,747)

As a result of the impairment analysis performed for the year ended December 31, 2014, two of the Company’s vessels, with a carrying amount of $8,145,798 were written down to their fair value as determined by the Company based on current demolition prices, resulting in an impairment charge of $6,168,747, which was included in the accompanying consolidated statement of income under the caption “Impairment loss” for the year ended December 31, 2014.

No asset or liability was measured at fair value on a non-recurring basis as of December 31, 2013.

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

On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2010, the Company completed the repurchase of 1,205,229 shares paying an average price per share of $5.21. These shares were cancelled and removed from the Company’s capital stock. During the year ended December 31, 2011, the Company completed the repurchase of additional 551,646 shares paying an average price per share of $4.05. These shares are held as treasury stock by the Company. No shares were repurchased during the year ended December 31, 2012 and 2013.

On April 30, 2013, the Company completed a follow-on public offering of 11,500,000 shares of common stock, par value of $0.01, for $10.00 per share. The gross proceeds from the offering amounted to $115,000,000, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $109,119,029.

On February 14, 2014, the Company completed an underwritten registered offering of 3,398,558 shares of common stock, par value of $0.01, for $9.71 per share. The gross proceeds from the offering amounted to $32,999,998, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $31,937,044.

On May 7, 2014, the Company completed an underwritten registered offering of 4,476,195 shares of common stock, par value of $0.01, for $10.50 per share. The gross proceeds from the offering amounted to $47,000,047, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $46,294,133.

On August 12, 2014, the Company completed an underwritten registered offering of 3,500,000 shares of common stock, par value of $0.01, for $10.00 per share. The gross proceeds from the offering amounted to $35,000,000, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $34,071,501.

On November 26, 2014, the Company’s Board of Directors adopted a new stock repurchase plan for up to $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2014, the Company completed the repurchase of 843,022 shares paying an average price per share of $6.30. These shares are held as treasury stock by the Company.

13. Equity Compensation Plan

During 2007, the Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2014, a total of 555,479 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.

On November 22, 2012, the Company granted 74,761 non-vested restricted shares to the Company’s CEO, CFO, Executive and non-executive members of Board of Directors. The fair value of each share granted was $7.26 which is equal to the market value of the Company’s common stock on that day. The restricted shares vested on September 30, 2014.

On November 20, 2014, the Company granted 230,713 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $7.58 which is equal to the market value of the Company’s common stock on that day. The restricted shares will vest over 3 years from the grant date, (115,357 restricted shares on November 20, 2015, 57,678 restricted shares on November 20, 2016 and 57,678 restricted shares on November 20, 2017).

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2012, 2013 and 2014.

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

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2012, 2013 and 2014 amounted to $31,268, $292,628 and $357,967, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2014, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2014	74,761	7.26
Granted	230,713	7.58
Vested	74,761	7.26
Forfeited	—	—
Non-vested, December 31, 2014	230,713	7.58

The total fair value of shares vested during the year ended December 31, 2014 was $681,073, based on the closing share price at each vesting date. No shares vested during the years ended December 31, 2012 and 2013. The remaining unrecognized compensation cost amounting to $1,609,707 as of December 31, 2014, is expected to be recognized over the remaining period of 2.89 years, according to the contractual terms of those non-vested share awards.

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2012	2013	2014
Numerator
Net income	28,958,487	21,217,193	12,685,826
Less: Undistributed earnings allocated to non-vested shares	(11,220)	(55,958)	(26,357)

Net income attributable to common shareholders, basic	28,947,267	21,161,235	12,659,469

Denominator

Weighted average number of shares outstanding, basic and diluted	20,552,568	28,271,746	39,305,644

Earnings per share, basic and diluted	1.41	0.75	0.32

The Company excluded the dilutive effect of 230,713 (2013: 74,761, 2012:74,761) non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2014, as they were anti-dilutive.

15. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2012	2013	2014
Port expenses	1,749,565	2,067,494	2,278,961
Bunkers	7,253,583	8,347,130	7,553,318
Commissions	3,304,220	3,244,939	3,725,645
Other voyage expenses	396,382	643,067	529,587

Total	12,703,750	14,302,630	14,087,511

	Year ended December 31,
Vessels’ Operating Expenses	2012	2013	2014
Crew wages and related costs	19,304,929	22,138,595	26,378,730
Insurance	1,260,289	1,667,915	2,028,142
Repairs and maintenance	3,026,513	4,243,133	5,194,476
Spares and consumable stores	5,313,053	5,757,455	7,120,974
Miscellaneous expenses	1,687,193	2,716,455	4,713,014

Total	30,591,977	36,523,553	45,435,336

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

•

As of December 31, 2014, the Company has entered into separate agreements to acquire sixteen LPG carriers which are currently under construction, and are described in Notes 3 and 5. The Company has future outstanding commitments for installment payments for these agreements as follows:

December 31	Amount
2015	145,534,934
2016	75,717,889
2017	135,408,000

356,660,823

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of December 31, 2014, amount to $90,126,629 during 2015, $47,939,159 during 2016, $29,208,000 during 2017, $20,137,573 during

2018 and $18,960,000 during 2019. These amounts do not include any assumed off-hire. Of these amounts, $9,814,000 for the year ending 2015, $7,412,400 for the year ending 2016 and $2,023,500 for the year ending 2017 relate to time charter agreements with Emihar Petroleum Inc. discussed in Note 3.

18. Sale and Leaseback of Vessels

In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. For the years ended December 31, 2014, the amortization amounted to $4,954, and is included in Charter hire expenses in the consolidated statements of income. Lease payments relating to the bareboat charters of the vessels amounted to $325,758 for the year ended December 31, 2014, and are included in Charter hire expenses in the consolidated statements of income.

19. Subsequent Events

(a)	On January 9, 2015, the Company paid the delivery installment amounting to $6,732,334 and took delivery of the vessel “Eco Lucidity”.

(b)	On February 26, 2015, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $20,000,000 to be used for repurchasing the Company’s common shares. From the beginning of 2015 and up to April 15, 2015, the Company completed the repurchase of 926,074 shares paying an average price per share of $6.08. These shares are held as treasury stock by the Company.

(c)	On March 12, 2015, the Company concluded separate memoranda of agreements for the demolition of the vessels “Gas Kaizen” and “Gas Crystal” for an aggregate amount of $2,117,684. The “Gas Kaizen” was delivered on April 1, 2015 and the “Gas Crystal” was delivered on April 16, 2015. Gain on the demolition of these vessels amounted to $34,751.

(d)	On March 27, 2015, the Company repaid the outstanding balance of the term loan dated May 17, 2006, amounting to $13,500,000.

(e)	On April 14, 2015, the Company paid the delivery installment amounting to $14,625,000 and took delivery of the vessel “Eco Enigma”.

(f)	On April 22, 2015, the committed third tranche of the facility agreement dated April 16, 2014 amounting to $15,750,000 was drawn down.

(g)	On April 30, 2015, the Company paid the delivery installment amounting to $12,073,800 and took delivery of the vessel “Eco Royalty”.