Form 20-F
period 2015-12-31
StealthGas Inc.
filed 2016-04-22
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was: 40,517,676 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. We use the term “small” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

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

Our audited consolidated statements of income and comprehensive income, stockholder’s equity and cash flows for the years ended December 31, 2013, 2014, and 2015 and the audited consolidated balance sheets as of December 31, 2014 and 2015, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2011 and 2012 and the selected balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements”.

	Year Ended December 31,
	2011	2012	2013	2014	2015
INCOME STATEMENT DATA
Revenues	$118,280,752	$114,848,079	$111,667,565	$122,158,892	$131,501,881
Revenues—related party	—	4,364,992	9,814,000	9,814,000	9,814,000
Total Revenues	$118,280,752	$119,213,071	$121,481,565	$131,972,892	$141,315,881
Operating expenses:
Voyage expenses	16,354,725	11,231,340	12,819,866	12,474,090	15,849,855
Voyage expenses—related party	1,474,495	1,472,410	1,482,764	1,613,421	1,725,683
Vessels’ operating expenses	36,350,153	28,674,675	32,439,404	41,335,984	46,477,583
Vessels’ operating expenses-related party	208,000	1,917,302	4,084,149	4,099,352	4,177,042
Charter hire expenses	—	—	—	320,804	4,124,960
Dry-docking costs	3,443,491	2,067,393	3,160,251	465,681	1,774,905
Management fees	4,760,865	4,315,720	4,807,010	5,501,675	6,452,145
General and administrative expenses	2,646,418	2,838,759	2,816,397	3,150,929	3,655,316
Depreciation	27,562,120	28,776,688	30,761,673	33,811,607	35,857,507
Impairment loss	—	—	—	6,168,747	8,238,987
Net loss/(gain) on sale of vessels	5,654,178	(1,372,409)	—	—	(33,251)
Total expenses	98,454,445	79,921,878	92,371,514	108,942,290	128,300,732
Income from operations	19,826,307	39,291,193	29,110,051	23,030,602	13,015,149
Interest and finance costs	(8,510,516)	(9,408,230)	(8,189,475)	(9,314,539)	(10,385,261)
Loss on derivatives	(2,931,404)	(1,086,258)	(27,470)	(1,348,384)	(370,584)
Interest income	83,059	221,023	361,820	456,924	173,083
Foreign exchange gain/(loss)	82,345	(59,241)	(37,733)	(138,777)	134,291
Other expenses, net	(11,276,516)	(10,332,706)	(7,892,858)	(10,344,776)	(10,448,471)
Net income	8,549,791	28,958,487	21,217,193	12,685,826	2,566,678
Earnings per share, basic	$0.41	$1.41	$0.75	$0.32	$0.06
Earnings per share, diluted	$0.41	$1.41	$0.75	$0.32	$0.06
Weighted (basic and diluted) average number of shares outstanding	20,909,154	20,552,568	28,271,746	39,305,644	41,315,127
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2011	2012	2013	2014	2015
BALANCE SHEET DATA
Current assets, including cash	$56,521,743	$56,263,407	$97,885,057	$139,742,461	$123,372,369
Total assets	694,362,527	711,743,545	849,673,159	944,358,260	1,037,874,170
Current liabilities	55,970,499	55,674,467	62,916,872	67,289,874	103,714,126
Derivative liability	9,401,798	5,949,241	3,232,967	2,456,663	978,853
Total long-term debt, including current portion(13)	349,720,557	344,056,826	351,557,038	323,982,310	422,162,554
Net assets	313,098,027	342,033,442	472,594,443	592,390,274	583,051,160
Capital stock	211,049	211,796	326,796	442,850	442,850
Number of shares of common stock outstanding	20,552,568	20,627,329	32,127,329	42,889,773	40,517,676

	Year ended December 31,
	2011	2012	2013	2014	2015
OTHER FINANCIAL DATA
Net cash provided by operating activities	$42,375,718	$48,440,976	$49,127,375	$55,237,735	$48,054,596
Net cash used in investing activities	(31,593,396)	(43,898,116)	(119,786,421)	(91,107,863)	(165,005,713)
Net cash provided by/(used in) financing activities	2,953,018	(5,710,869)	114,608,308	79,018,076	87,899,271

FLEET DATA
Average number of vessels(1)	37.6	36.9	39.4	44.1	48.8
Total voyage days for fleet(2)	13,368	13,342	14,196	16,028	18,446
Total time and bareboat charter days for fleet(3)	10,455	11,531	11,896	13,893	14,516
Total spot market days for fleet(4)	2,913	1,811	2,300	2,135	3,930
Total calendar days for fleet(5)	13,716	13,494	14,399	16,136	18,541
Fleet utilization(6)	97.5%	98.9%	98.6%	99.3%	99.5%
Fleet operational utilization(7)	89.7%	95.4%	92.3%	93.3%	92.5%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,514	$7,983	$7,550	$7,355	$6,708
Vessel operating expenses(9)	2,665	2,267	2,537	2,816	2,732
General and administrative expenses(10)	193	210	196	195	197
Management fees(11)	347	319	334	341	348

Total daily operating expenses(12)	2,858	2,477	2,732	3,011	2,929

(1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of income and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2011	2012	2013	2014	2015
Voyage revenues	$118,280,752	$119,213,071	$121,481,565	$131,972,892	$141,315,881
Voyage expenses	(17,829,220)	(12,703,750)	(14,302,630)	(14,087,511)	(17,575,538)

Charter equivalent revenues	$100,451,532	$106,509,321	$107,178,935	$117,885,381	$123,740,343

Total voyage days for fleet	13,368	13,342	14,196	16,028	18,446

Adjusted average charter rate	$7,514	$7,983	$7,550	$7,355	$6,708

(9)	Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)	Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.
(12)	Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
(13)	We have early adopted the new standard Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, retrospectively during the fourth quarter of 2015. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. Total long term debt including current portion has been adjusted accordingly for all the years presented above. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After improving from low levels in late 2011 until the third quarter of 2014, charter rates for small LPG carriers have since declined significantly, largely due to the fall in oil prices. If charter rates decline further, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2016, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2016, of our 51 LPG carriers in the water, including two vessels that are chartered in, 13 were deployed in the spot market while another 15 were scheduled to complete their existing charters during 2016. In addition, we expect to take delivery of one newbuilding LPG carrier in the remainder of 2016, for which we have arranged an 18-month time charter and four newbuilding LPG carriers in 2017 for which we have not yet arranged employment. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers is expected to be relatively limited in 2016. Oil prices may remain low and economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	the price of oil;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

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

The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, but have shown signs of slowing growth recently, particularly in China where concerns over a potentially significant slowdown in growth have emerged. Moreover, any further deterioration in the economy of the United States or the European Union, including the impact of the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece’s political and economic stability, which may adversely affect our operations and those of our manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence, as well as capital controls implemented in 2015 within Greece, may disrupt our shore side operations and those of our manager located in Greece. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has slightly recovered, it remains relatively weak in many parts of the world with emerging concern regarding a renewed slowdown in recent months and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	further decline in the price of oil which makes LPG a less attractive alternative for some uses and generally leads to reduced production of oil and gas;

•	changes in the cost of petroleum and natural gas from which LPG is derived;

•

decreases in the consumption of LPG or natural gas due to availability of new alternative energy sources, or increases in the price of LPG or natural gas relative to other energy sources, or other factors making consumption of LPG or natural gas less attractive, such as the dramatic decline in crude oil prices since the third quarter of 2014; and

•

increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

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

In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. The recent declines in oil prices and natural gas could exacerbate these dynamics. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG, resulting in lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.

The product carrier and crude oil tanker shipping sectors are cyclical, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. The first charter arrangement of our product carriers is scheduled to expire in 2016, the second arrangement is scheduled to expire in 2017, while the third charter arrangement of our product carriers is scheduled to expire in 2019. The charter for our crude oil tanker is not scheduled to expire until February 2018. If prevailing market conditions in these sectors, which declined sharply in 2008 and 2009 and remained weak before recovering since the fourth quarter of 2014 are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. Charter rates in the product carrier sector, and particularly the crude oil tanker sector, have increased from depressed levels since the fourth quarter of 2014, however, the sustainability of this recovery is uncertain and rates could decline again.

An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

The market supply of LPG carriers and tankers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new LPG carriers and tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of LPG carrier or tanker capacity increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in 2015 and 2014, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Although small LPG carrier values recovered from 2011 to the third quarter of 2014, before declining again, and tanker rates remained low until recovering since the fourth quarter of 2014, vessel values remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

In 2015, we recognized an impairment loss of $8.2 million relating to three of our older LPG vessels whose market values had declined below their carrying values. In 2014 we recognized an impairment loss of $6.2 million resulting from our decision to sell two of the older LPG carriers in our fleet for demolition. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our earnings. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease. Consequently, our results of operations and financial condition could be adversely affected.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore fuel, which has been less expensive since the price of oil began declining in the third quarter of 2014, may become much more expensive in the future, which may reduce profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

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

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements, including the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered, and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil, refined petroleum products, liquefied natural gas or liquefied petroleum gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, RINA SpA, DNV and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking can be skipped and be conducted concurrently with the special survey.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime, as was the case with the arrest of our vessel MT Spike in August 2015 as discussed in “Item 8. Financial Information. Legal Proceedings”.

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

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. Although the frequency of sea piracy worldwide leveled off somewhat in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism may increase, with the continuing conflicts in the Middle East and North Africa, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes are closed, such as Iran’s recent threat to close the Straits of Hormuz, it could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria, and the events in Ukraine and related sanctions against Russia may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continue to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. The U.S. has the ability to re-impose sanctions against Iran, including if, in the future, Iran does not comply with its obligations under the nuclear agreement.

The U.S. government’s primary Iran sanctions remain largely unchanged after Implementation Day and as a consequence, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency. As a result of the lifting of U.S. secondary sanctions (and relevant EU sanctions), we can anticipate that some of our charterers may direct us to carry cargoes to or from Iran. This could have various effects on us, such as affecting our reputation and our relationships with our investors and financing sources, affecting the cost of our insurance and enhancing our exposure to foreign currency fluctuations due to the need for non-US dollar payments with respect to such voyages.

None of our vessels called in any ports in Cuba, Iran, Sudan or Syria during the three year period ended December 31, 2015. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector, or in the case of our product carriers the refined petroleum product carrier sector and in the case of our crude oil tanker the oil tanker sector, of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results, operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire or when we are attempting to charter newbuilding LPG carriers which we have agreed to acquire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2016, of our 55 vessels, including two chartered in vessels, 42 were under period charters (bareboat charters and time charters), while 13 were deployed in the spot market. As of April 1, 2016, 62% of our anticipated fleet days were covered by period charter contracts for the remainder of 2016 and 32% for 2017 (in each case, excluding our contracted newbuilding vessels), with period charters for 16 of our vessels scheduled to expire in 2016 and 11 of our period charters scheduled to expire in 2017. We have arranged an 18-month time charter for our LPG carrier newbuilding scheduled to be delivered in 2016, and have not yet arranged employment for our four 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017.

We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unloaded to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our contracted LPG carrier acquisitions at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2013, 2014 and 2015, we had only one customer from which we derived more than 10% of our revenues, accounting for 11%, 13% and 13% of our revenues, respectively. Furthermore, for the year ended December 31, 2015, our three largest customers accounted for 29% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

They also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2015, we were in compliance with the loan covenants.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases adversely affected product carrier and Aframax tanker values in the recent past, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements as we did in 2015 and 2014, which would adversely affect our financial results and further hinder our ability to raise capital.

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

We may be unable to enter into definitive agreements for credit facilities for our five LPG carrier newbuildings, or to draw down the full amount thereunder if the market values of our vessels decline, which could adversely affect our ability to complete the acquisition of our LPG carrier newbuildings.

We have entered into commitment letters for credit facilities for our newbuilding LPG carrier scheduled for delivery in 2016 and two of our 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017, and obtained a term sheet from an international lender, which remains subject to credit committee approval, for credit facilities for our other two 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017. If we are unable to enter into definitive agreements for such credit facilities, we may be unable to obtain replacement financing on terms acceptable to us or at all. In addition, there are restrictions on the amount of cash that can be advanced to us under these expected credit facilities for our five newbuilding LPG carriers based on the market value and employment of the vessel or vessels in respect of which the advance is being made. Accordingly, if the market value of our vessels decline, or, in some cases, we are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our expected credit facilities, or to obtain other financing on terms that are acceptable to us or at all. If we are unable to enter into definitive agreements for our expected credit facilities or drawdown the full amount thereunder, our ability to complete the acquisition of our newbuilding LPG carriers, which we intend to partially finance with borrowings under such credit facilities, could be adversely affected and we could lose the deposits made on such vessels, or we may have to reduce our existing cash balances in order to pay for the delivery of the vessels.

Global economic conditions and disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

Global economic conditions and financial markets have been volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. The sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed credit facilities in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions, including financial institutions located in Greece, which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United Kingdom, Germany, France, The Netherlands, Luxembourg and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, continued recession and fragile political stability, as well as the deposit and debt ratings of several Greek banks that reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects. In addition, in 2015, Greece implemented capital controls restricting the transfer of funds out of Greece, which could restrict our uses of the limited amount of cash we hold in Greece. We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions.

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

As of December 31, 2015 we had outstanding indebtedness, net of capitalized arrangement fees of $422.2 million. As of April 1, 2016 we expected to incur further indebtedness as we finance the remaining purchase price of our five contracted vessels and further expand our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any increase in the present low interest rate levels may increase the cost of servicing our indebtedness with similar results.

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

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. As of December 31, 2015, we had 22% of our loan exposure under interest rate swap arrangements. Even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, which as of April 1, 2016 had an aggregate notional amount of nil, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, which as of April 1, 2016 had an aggregate notional amount of $66.4 million, are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we have in the past and may in the future enter into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts. We recognize fluctuations in the fair value of such contracts in our statement of income.

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

We are dependent on our relationship with Stealth Maritime Corporation S.A.

As of April 1, 2016, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 55 operating vessels in our fleet and technical manager for 34 of the 41 operating vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of the remaining seven vessels in our fleet not deployed on bareboat charters to Brave Maritime, which is affiliated with Stealth Maritime.

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

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by other members of the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with members of the Vafias family such as the two charters we entered into in April 2012 and the agreements for the acquisition of four newbuilding LPG carriers in September 2012. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of our company. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. This right of first refusal does not cover product carriers or crude oil tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers, are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our fleet has grown in size, we have needed to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

We have significantly expanded our fleet since our initial public offering in October 2005, and as a consequence of this, Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels now managed by Stealth Maritime. In addition, as we have expanded our fleet, we have had to rely on our technical managers to recruit suitable additional seafarers and ashore administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels, in particular our LPG carriers, require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of our LPG carriers under construction or any secondhand LPG carriers we agree to acquire could harm our operating results.

As of April 1, 2016, we had agreed to acquire five newbuilding eco LPG carriers under construction to be delivered to us in 2016 and 2017 upon their completion by South Korean and Japanese shipyards. Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, including through the acquisition of the five vessels for which we have contracted. The acquisition of these and additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

Since our initial public offering through December 31, 2015 we have sold 20 LPG carriers from our fleet and we may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to six LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for three LPG carriers in our fleet give the charterer the right to purchase the respective vessel at the end of the current charter term in 2021 and 2022. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carriers values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not maintain “key man” life insurance on any of our officers.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2016, the average age of the vessels in our fleet, including chartered in vessels, was approximately 9.3 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 11.1% of our outstanding common stock as of April 1, 2016 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 11.1% of our shares of common stock as of April 1, 2016, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2015. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2015. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2015 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2015, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2016 or any future taxable year.

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

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

The market price of our common stock has fluctuated widely since our initial public offering in October 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the LPG carrier sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the LPG carrier sector, changes in general economic or market conditions and broad market fluctuations.

If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common stock.

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

Our current loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 60 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 20 LPG carriers so that as of December 31, 2015, we had a fleet of 51 LPG carriers, including two LPG carriers we charter-in, three product carriers, and one Aframax crude oil tanker.

During 2015, we took delivery of 10 newbuilding LPG carriers and sold two LPG carriers. As of April 1, 2016, we had also taken delivery of one newbuilding LPG carrier in February 2016 and had agreements to acquire five LPG carriers under construction with expected deliveries in the period from the third quarter of 2016 to the third quarter of 2017. We sold one 1992-built, 3,500 cbm LPG carrier on January 21, 2016 for demolition. Once the delivery of these newbuildings is completed, our fleet will be composed of 56 LPG carriers, including two vessels that are chartered-in which aggregate 14,717 cbm in capacity, with a total capacity of approximately 253,944 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2016, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers, refiners and commodities traders. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The three medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by other members of the Vafias family, of which our Chief Executive Officer is a member.

As of April 1, 2016, our fleet consisted of 51 LPG carriers, including two chartered-in LPG carriers, with an average age of 9.4 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have agreements to acquire five LPG carriers, which are scheduled to be delivered in the period from the third quarter of 2016 to the third quarter of 2017.

The table below describes our fleet and its deployment as of April 1, 2016.

LPG Carriers (51 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Nical	2016	7,541	fully-pressurized	Time Charter	January 2017
Gas Cathar(2)	2001	7,517	fully-pressurized	Time Charter	July 2016
Gas Husky	2012	7,516	fully-pressurized	Bareboat Charter	January 2017
Gas Esco	2012	7,514	fully-pressurized	Time Charter	June 2017
Eco Galaxy	2015	7,213	fully-pressurized	Spot	—
Eco Chios(3)	2014	7,211	fully-pressurized	Bareboat Charter	June 2022
Eco Stream(3)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Gas Premiership(2)	2001	7,200	fully-pressurized	Time Charter	October 2016
Gas Haralambos	2007	7,020	fully-pressurized	Time Charter	July 2016
Gas Marathon	1995	6,572	fully-pressurized	Spot	—
Gas Moxie	1992	6,562	fully-pressurized	Spot	—
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	January 2017
Gas Ethereal	2006	5,036	fully-pressurized	Time Charter	September 2016
Gas Prodigy	2003	5,031	fully-pressurized	Time Charter	April 2016
Eco Enigma	2015	5,025	fully-pressurized	Time Charter	June 2016
Eco Universe	2015	5,025	fully-pressurized	Time Charter	August 2016
Eco Czar	2015	5,020	fully-pressurized	Time Charter	August 2016
Eco Nemesis	2015	5,019	fully-pressurized	Time Charter	January 2017
Gas Monarch	1997	5,018	fully-pressurized	Spot	—
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	January 2018
Gas Shuriken	2008	5,018	fully-pressurized	Time Charter	October 2017
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	February 2017
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	June 2017
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2017
Gas Inspiration	2006	5,018	fully-pressurized	Time Charter	August 2016
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	September 2016
Gas Nirvana	1996	5,014	fully-pressurized	Spot	—
Gas Icon	1994	5,012	fully-pressurized	Time Charter	June 2016
Gas Emperor	1994	5,009	fully-pressurized	Time Charter	January 2017
Gas Texiana .	1995	5,001	fully-pressurized	Time Charter	July 2016
Eco Green(4)	2015	4,991	fully-pressurized	Time Charter	November 2020
Eco Dream(4)	2015	4,989	fully-pressurized	Time Charter	September 2020
Gas Sincerity(3)	2000	4,129	fully-pressurized	Bareboat Charter	September 2018
Gas Spirit	2001	4,112	fully-pressurized	Spot	—
Gas Zael(3)	2001	4,111	fully-pressurized	Bareboat Charter	February 2018
Gas Sikousis	2006	3,586	fully-pressurized	Bareboat Charter	May 2016

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Loyalty(5)(6)	2015	3,529	fully-pressurized	Bareboat Charter	June 2022
Eco Elysium(5)	2014	3,526	fully-pressurized	Bareboat Charter	September 2021
Eco Royalty(5)(6)	2015	3,525	fully-pressurized	Bareboat Charter	April 2022
Eco Corsair	2014	3,524	fully-pressurized	Spot	—
Eco Lucidity	2015	3,517	fully-pressurized	Spot	—
Gas Evoluzione	1996	3,517	fully-pressurized	Spot	—
Gas Imperiale	2008	3,515	fully-pressurized	Time Charter	December 2016
Gas Legacy	1998	3,514	fully-pressurized	Spot	—
Gas Astrid(3)	2009	3,514	fully-pressurized	Bareboat Charter	April 2022
Gas Enchanted	2006	3,514	fully-pressurized	Spot	—
Gas Exelero(3)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Spot	—
Gas Ice	1991	3,436	semi-refrigerated	Time Charter	May 2016
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	January 2018
Gas Pasha	1995	3,310	fully-pressurized	Spot	—
		253,944 cbm

(1)	Earliest date charters could expire.
(2)	Vessel chartered-in by us under a bareboat charter scheduled to expire in the fourth quarter of 2018.
(3)	Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time by an agreed annual amount or pro-rated from the agreed value of the vessel at the time of entering into the charter in the first quarter of 2014.
(4)	Charterer has option to extend charter for an additional year.
(5)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter at the price agreed at the time of entering into the agreement.
(6)	Charterer has option to extend charter for an additional three-year period.

Contracted Newbuilding LPG Carriers (5 Vessels)

Name		Vessel Size (cbm)	Vessel Type	Scheduled Delivery
To be named		22,000	semi-refrigerated	Q1 2017
To be named		22,000	semi-refrigerated	Q2 2017
To be named		22,000	semi-refrigerated	Q2 2017
To be named		22,000	semi-refrigerated	Q3 2017
Eco Dominator(1)		7,200	fully-pressurized	Q3 2016
		95,200 cbm
Total LPG Carrier Fleet:	56 vessels	349,144 cbm

(1)	Scheduled to commence an 18-month time charter upon delivery from the shipyard.

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	MR product carrier	Bareboat Charter	January 2017
Navig8 Faith	2008	47,000	MR product carrier	Bareboat Charter	February 2019
Stealth Bahla	2009	46,000	MR product carrier	Time Charter	July 2016
Spike	2010	115,804	Aframax oil tanker	Bareboat Charter	February 2018
		255,804 dwt

(1)	Earliest date charters could expire.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia, a ship management company based in Singapore and Manila, Southfield Agencies, based in Manila and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. These three technical managers are supervised by Stealth Maritime. As of April 1, 2016, the technical management of seven of our ships was subcontracted by Stealth Maritime to Brave Maritime.

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers.

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2017.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2015 Selandia crew management, Southfield agencies and PTC, each of which is based in the Philippines, were responsible for providing the crewing of the LPG fleet, to the extent that these vessels are not deployed on bareboat charters. These responsibilities include training, compensation, transportation and insurance of the crew.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2016 and including our two chartered in vessels, we had 13 LPG carriers operating in the spot market, 15 vessels on time charters expiring in 2016, 13 on time charters expiring from 2017 to 2020 and 14 on bareboat charters expiring from 2016 to 2022. In terms of charter coverage as of April 1, 2016, we had 62% of the available calendar days fixed under period charters for 2016, and 32% for 2017; in each case excluding the five LPG carriers, one to be delivered in the third quarter of 2016 and four in 2017 that we have contracted to acquire. We have not yet arranged employment for the four vessels scheduled to be delivered in 2017.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2015, we had 55 customers, with one customer accountable for more than 10% of our total revenues, generating 13% of the total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 31, 2016 the BWM Convention had been adopted by 49 states, representing approximately 34.82% of the world’s tonnage. Accordingly while the BWM Convention has not yet been adopted by a sufficient number of states with sufficient tonnage to enter into force, it may be in the near future. Many of the implementation dates in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they will be triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and delays the date for installation of ballast water management systems until the first renewal survey following entry into force of the BWM Convention. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for our vessels, although it is difficult to predict the overall impact of such a requirement on our operations.

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

The current limits of OPA liability are the greater of $2,200 per gross ton or $18,796,800 for double-hulled tank vessels, subject to periodic adjustment for inflation. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA issued a new VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. Vessels are subject to the EPA and Coast Guard ballast water management requirements despite the lack of U.S. Coast Guard—approved ballast water management technology. The U.S. Coast Guard has provided waivers to vessels that cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing the ballast water management standards in the 2013 VGP. Under a December 27, 2013 policy the agency may consider why vessels do not have the requisite ballast water management technology installed when taking actions to compel compliance with the requirements of the 2013 VGP. The ballast water management standards of the 2013 VGP were challenged by the Canadian Shipowners’ Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that EPA acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court’s ruling. In the meantime, the 2013 VGP will remain in effect. Compliance with the EPA and Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. These new requirements could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) beginning in January 2018. Negotiators from the European Parliament and the European Union Council provisionally adopted rules to implement the strategy and the European Parliament and Council of Ministers are expected to formally endorse the regulations. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of

Shipping, RINA SpA, DNV and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be met concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations and customer emphasis on quality of service.

All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $100,000 per vessel.

We also maintain increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, a form of mutual indemnity insurance, which covers our third party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations or “clubs.” This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargoes, claims arising from collisions with other vessels, damage to other third-party properties, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2016, our LPG carrier fleet, including our two chartered in vessels, had an average age of 9.4 years, and we had five newbuildings scheduled to be delivered from the third quarter of 2016 to the third quarter of 2017, representing an aggregate capacity of approximately 37.5% of our existing fleet’s capacity. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2016, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years. We have limited exposure to seasonality with respect to our product carriers, as two of them have been deployed on fixed rate bareboat charters which expire in 2017 and 2019, while our third product carrier is employed under a time charter which expires in July 2016. The Aframax crude oil tanker is deployed on a fixed rate bareboat charter expiring in February 2018.

C. Organizational Structure

As of December 31, 2015, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

We have no freehold or material leasehold interest in any real property. We lease office space from an affiliated company of Stealth Maritime. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space.”

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2015 we operated a fleet of 51 LPG carriers, including 49 vessels we own and two vessels we charter-in, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. We took delivery of one newbuilding eco LPG carrier in February 2016, and sold one 1992-built, 3,500 cbm LPG carrier in January 2016. In addition, we are scheduled to take delivery of a further newbuilding eco LPG carrier in the third quarter of 2016, with an additional four newbuilding eco LPG carriers of 22,000 cbm each, scheduled for delivery in 2017. Once the delivery of these newbuildings is completed, our fleet will be composed of 54 LPG carriers, excluding the two vessels that are chartered in, with a total capacity of 334,427 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker, assuming no further acquisitions or dispositions. For the years ended December 31, 2013, 2014 and 2015, we owned an average of 39.4, 44.1 and 48.8 vessels, respectively, generating revenues of $121.5 million, $132.0 million and $141.3 million, respectively.

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

•

Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter

As of April 1, 2016, 11 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet, as of April 1, 2016, 13 were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2016, 62% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2016 and 32% for 2017 (in each case excluding the newbuilding LPG carriers which we have agreed to acquire, but have not yet been delivered). The corresponding forward coverage as of April 1, 2015 was 63% for the remainder of 2015 and 34% for 2016. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In January 2016, we sold the 1992-built, 3,500 cbm LPG carrier Gas Arctic. We may also elect to sell additional older vessels in our fleet from time to time. Six of our LPG carriers are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels, in addition three of our vessels are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2021 and 2022. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier charter rates and utilization levels since the fourth quarter of 2014, particularly in the smaller vessel classes. As of April 1, 2016, we had 13 vessels trading in the spot market. We expect to take delivery of five LPG carrier newbuildings from the third quarter of 2016 to the third quarter of 2017. Four of these newbuilding vessels, each scheduled to be delivered in 2017, do not yet have employment arranged. Charter rates remain subject to further downside risks, including in the event of increased weakness in the global economy and lower demand for the seaborne transport of LPG, which may result from lower oil prices and reduced supply from lower oil and natural gas production.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, one of our product carriers is on a fixed rate time charter expiring in July 2016 and two of the product carriers are deployed on fixed rate bareboat charters expiring in 2017 and 2019, while the Aframax tanker is deployed on a fixed rate bareboat charter that expires in 2018, which has limited our exposure to fluctuations in charter rates for these vessels. However they will be exposed to prevailing charter rates in the product tanker sector when their existing charters expire.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2013, 2014 and 2015. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term or medium term fixed rate charters.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which has declined since the third quarter of 2014 as a result of the decline in oil prices, accounted for 48.7% of total voyage expenses for the year ended December 31, 2015, 53.6% of total voyage expenses for the year ended December 31, 2014 and 58.4% of total voyage expenses for the year ended December 31, 2013. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2015, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 9.8%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2016, we had 13 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2015 was ten and as of April 1, 2014 was five.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During 2015, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Technical Officer, and Internal Auditor. During the year ended December 31, 2015, such compensation was in the aggregate amount of $1.1 million. We had $0.5 million of unrecognized stock-based compensation expense as of December 31, 2015, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2014. Of these equity awards, 50% vested in November 2015, 25% are scheduled to vest in November 2016 and 25% are scheduled to vest in November 2017. Such expenses will be recognized as general and administrative expenses over the vesting period until November 2017.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2015, we dry docked four vessels at a total cost of $1.8 million. We expect that during 2016 our dry docking costs will be higher, as seven vessels are scheduled to be dry docked in 2016.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. For the year ended December 31, 2015, we recognized an impairment loss of $8.2 million with respect to three of our older vessels. In December 2014, the Company recognized an impairment loss of $6.2 million on two vessels scrapped within 2015. No impairment loss was identified or recorded for the year ended December 31, 2013.

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

On January 21, 2016, we sold the Gas Arctic for which we recognized a gain of $0.3 million. On April 1, 2015, we sold the Gas Kaizen, while on April 16, 2015 we sold the Gas Crystal, both for demolition; we recognized a gain of $0.02 million and $0.01 million respectively on the sale of these two vessels. During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership that were leased back by our Company on a bareboat hire basis for a period of four years. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC, 840-40, the net gain on sale of vessels of $0.8 million must be amortized throughout the lease period of the vessels. During the year ended December 31, 2013, no vessels were sold.

Loss on Derivatives

Five of our seven interest rate swaps, as of December 31, 2015, are accounted for as cash flow hedges and the changes in their fair values are recorded in “Accumulated other comprehensive income/loss”, while the other two interest rate swaps expired in March 2016. All changes in the fair value of our cash flow interest rate swaps and foreign currency exchange agreements that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” To the extent we have interest rate swaps and foreign currency exchange agreements in this category, this increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of income.

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

Results of Operations

Year ended December 31, 2015 compared to the year ended December 31, 2014

The average number of vessels in our fleet was 48.8 for the year ended December 31, 2015 compared to 44.1 for the year ended December 31, 2014.

REVENUES—Voyage revenues for the year ended December 31, 2015 were $141.3 million compared to $132.0 million for the year ended December 31, 2014, an increase of $9.3 million. Total calendar days for our fleet were 18,541 for the year ended December 31, 2015 compared to 16,136 for the year ended December 31, 2014; due to the increase in the average number of vessels in our fleet. Of the total calendar days in 2015, 5,543 or 29.9% were bareboat charter days and 8,973 or 48.4% were time charter days. This compares to 5,201 or 32.2% bareboat charter days and 8,692 or 53.9% time charter days in 2014. Our fleet operational utilization was 92.5% and 93.3% for the years ended December 31, 2015 and December 31, 2014, respectively. Although rates have decreased, revenues increased in 2015 due primarily to the higher number of voyage days for our fleet.

VOYAGE EXPENSES—Voyage expenses were $17.6 million for the year ended December 31, 2015 compared to $14.1 million for the year ended December 31, 2014, an increase of $3.5 million, or 24.8%. This was primarily due the higher number of vessels operating under spot charters. Voyage expenses consisted largely of bunker charges in the amount of $8.6 million for 2015 compared to bunker charges in the amount of $7.6 million for 2014, an increase of $1.0 million, due to the increase in the number of spot charter days. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $4.0 million for the year ended December 31, 2015 compared to $2.3 million for the year ended December 31, 2014, an increase of $1.7 million and commissions to third parties which were $2.4 million for the year ended December 31, 2015 compared to $2.1 million for the year ended December 31, 2014, an increase of $0.3 million.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $50.7 million for the year ended December 31, 2015 compared to $45.4 million for the year ended December 31, 2014, an increase of $5.3 million, or 11.7%. The main reason for this increase was the higher number of vessels in the fleet, as ten new vessels were added to our fleet. Other components of vessel operating expenses were spares and consumable stores, which increased from $7.1 million in the year ended December 31, 2014 to $8.0 million in the year ended December 31, 2015 while repairs and maintenance costs were $5.2 million in the year ended December 31, 2014 compared to $5.1 million in the year ended December 31, 2015.

DRY DOCKING COSTS—Dry docking costs were $1.8 million for the year ended December 31, 2015 compared to $0.5 million for the year ended December 31, 2014, an increase of $1.3 million, or 260%. Dry docking costs increased due to a higher number of vessels having to undergo dry docking inspections in the year ended December 31, 2015 compared to the number of vessels that underwent dry docking inspections in the year ended December 31, 2014. For the year ended December 31, 2015, four vessels were dry docked compared to one vessel for the year ended December 31, 2014.

MANAGEMENT FEES—Management fees were $6.5 million for the year ended December 31, 2015 compared to $5.5 million for the year ended December 31, 2014, an increase of $1.0 million or 18.2%. The increase was due to the higher average number of vessels in the fleet; 48.8 for the year ended December 31, 2015 compared to 44.1 for the year ended December 31, 2014. The daily management fees per vessel did not change during these periods. For the year ended December 31, 2015, 69.6% of our total calendar days related to vessels under time or spot charter while for the year ended December 31, 2014, 67.8% related to vessels under time or spot charter. Accordingly, both the total number of calendar days due to the increase in the average size of our fleet and the number of time and spot charter days, for each of which the higher rate of $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2015 from 2014. As a result of the above, management fees increased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2015 were $3.7 million compared to $3.2 million for the year ended December 31, 2014, an increase of $0.5 million or 15.6%. Included in the general and administrative expenses for the years ended December 31, 2015 and December 31, 2014 are $1.1 million and $1.3 million, respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 48.8 average number of vessels in our fleet for the year ended December 31, 2015 were $35.9 million compared to $33.8 million for the 44.1 average number of vessels in our fleet for the year ended December 31, 2014 an increase of $2.1 million, or 6.2%. The increase is due to the higher average number of vessels in our fleet in the 2015 period.

IMPAIRMENT LOSS—During the year ended December 31, 2015, the Company recognized an impairment loss of $8.2 million, while for the year ended December 31, 2014 the Company recognized an impairment loss of $6.2 million.

NET GAIN ON SALE OF VESSELS—During the year ended December 31, 2015 we sold two of our oldest vessels, the Gas Kaizen and the Gas Crystal for demolition. The net gain on the sale of these vessels was $33.3 thousands. During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis for a period of four years. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP

ASC, 840-40, the net gain on sale of vessels of $0.8 million, is amortized throughout the lease period of the vessels. Amortization of deferred gain on sale and leaseback of the vessels for the year ended December 31, 2015 was $0.2 million and is included in Charter hire expenses in the consolidated statements of income.

INTEREST AND FINANCE COSTS—Interest and finance costs were $10.4 million for the year ended December 31, 2015 compared to $9.3 million for the year ended December 31, 2014, an increase of $1.1 million, or 11.8%. The increase in interest and finance cost was mainly due to an increase in loan interest expenses as a result to increase in our leverage.

LOSS ON DERIVATIVES—Included in the results for the year ended December 31, 2015 are net losses from interest rate derivative instruments and foreign currency hedging arrangements of $0.4 million. Interest paid on interest rate swap arrangements amounted to $1.4 million for the year ended December 31, 2015, compared to $1.9 million for the year ended December 31, 2014 and net gains from change in fair value of the same arrangements amounted to $1.2 million for the year ended December 31, 2015 compared to $1.7 million for the year ended December 31, 2014.

INTEREST INCOME—Interest income was $0.2 million for the year ended December 31, 2015 compared to $0.5 million for the year ended December 31, 2014, a decrease of $0.3 million, related mostly to lower interest on deposits offered by financial institutions.

NET INCOME—As a result of the above factors, we recorded a net income of $2.6 million for the year ended December 31, 2015, compared to net income of $12.7 million for the year ended December 31, 2014.

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

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2014 were $3.2 million compared to $2.8 million for the year ended December 31, 2013, an increase of $0.4 million or 14.3%. Included in the general and administrative expenses for the years ended December 31, 2014 and December 31, 2013 are $1.3 million and $1.2 million, respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 44.1 average number of vessels in our fleet for the year ended December 31, 2014 were $33.8 million compared to $30.8 million for the 39.4 average number of vessels in our fleet for the year ended December 31, 2013, an increase of $3.0 million, or 9.7%. The increase is due to the higher average number of vessels in our fleet in the 2014 period.

IMPAIRMENT LOSS—During the year ended December 31, 2014, the Company recognized an impairment loss of $6.2 million on vessels planned to be scrapped within 2015. No impairment loss was recognized in 2013.

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

A. Liquidity and Capital Resources

As of December 31, 2015, we had cash and cash equivalents of $100.1 million and $13.5 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and equity offerings.

We had net proceeds of $2.0 million from vessel sales in 2015 and $27.9 million in 2014. We sold the Gas Arctic on January 21, 2016 from which we received net proceeds of $1.1 million. We raised capital through a follow-on public common stock offering in the second quarter of 2013 with net proceeds of $109.1 million and in 2014 through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well to repurchase shares of our common stock as described below.

Our liquidity needs, as of December 31, 2015 through the end of 2016, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of two LPG carriers. Generally, our primary sources of funds, in the short term, have been cash from operating activities, and, in the long term, bank borrowings and equity financings. As of April 1, 2016 we had already taken the delivery of one LPG carrier. We expect to fund the remaining purchase price of $18.6 million for one newbuilding vessel scheduled to be delivered in the third quarter of 2016, with available cash and borrowings under a new credit facility for which we have a commitment letter. Beyond 2016, our liquidity needs will additionally include capital expenditures for the remaining balance of the purchase price of four additional LPG carrier newbuildings which amounts to approximately $145.8 million.

As of December 31, 2015, we had paid a total of $44.0 million in deposits for six LPG carrier newbuildings which had a $208.2 million remaining purchase price. The aforementioned amount is payable in the amount of $62.4 million in 2016 and $145.8 million in 2017. From January 1, 2016 to April 1, 2016, we took delivery of one newbuilding eco LPG carrier and paid $4.0 million from cash on hand and $15.6 million from new bank borrowings. We expect to fund the remaining amount of the purchase price for the remaining newbuildings through existing and internally generated funds and new credit facilities. As of April 1, 2016 we had obtained commitment letters or entered into loan agreements for three of our newbuildings while for the remaining two we had a signed loan term sheet in respect of which the commitment of the funds is in the process of bank credit committee approval. The total amount under the aforementioned committed loans is up to $92.5 million and under the loans for which we have a term sheet subject to credit committee approval expected to be up to $76.0 million, in each case depending on the vessels’ employment and market value at the time of their respective deliveries in 2016 and 2017.

As of December 31, 2015, our aggregate debt outstanding net of capitalized arrangement fees was $422.2 million, of which $74.9 million was payable within 12 months. This amount includes a balloon payment of approximately $24.6 million which may be refinanced within 2016. We believe our working capital is sufficient for our present short-term liquidity requirements. If there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment our ability to draw down the full amount of certain of our committed credit facilities may be restricted. These facilities contain restrictions on the amount of cash that can be advanced to us based on the market value, or in some cases employment, of the vessel in respect of which the advance is being made. We believe our internally generated cash flows and the borrowings under already arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. There is no fixed time period for this repurchase program. As of April 1, 2016, 3,859,297 shares of common stock had been repurchased for an aggregate of $20.2 million. Our dividend policy will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.”

Cash Flows

Net cash provided by operating activities—was $48.1 million for the year ended December 31, 2015, $55.2 million for the year ended December 31, 2014, and $49.1 million for the year ended December 31, 2013. This represents the net amount of cash, after expenses, generated by chartering our vessels. The decrease in net cash provided by operating activities in 2015 was mainly due to the lower net income as a result of increased voyage and operating costs due to our fleet expansion and the decline in freight rates that took place in 2015. The increase in net cash provided by operating activities in 2014 was mainly due to the increase in revenues (net of voyage expenses) generated by operations due to the higher number of vessels in our fleet and the decrease in the drydocking costs which amounted to $3.2 million in 2013, and $0.5 million in 2014 and corresponding to one vessel being drydocked in 2014, compared to seven vessels drydocked in 2013.

Net cash used in investing activities—was $165.0 million for the year ended December 31, 2015, $91.1 million for the year ended December 31, 2014 and $119.8 million for the year ended December 31, 2013. During 2015, we acquired ten LPG vessels, the Eco Lucidity, the Eco Enigma, the Eco Galaxy, the Eco Universe, the Eco Royalty, the Eco Loyalty, the Eco Dream, the Eco Green, the Eco Nemesis and the Eco Czar, for which we paid a total of $149.9 million. In addition to payments related to vessel deliveries for 2015, during the aforementioned year we paid an amount of $5.2 million as advances for the five vessels expected to be delivered in the years 2016 and 2017. With regards to the sale of vessels, during 2015 we sold two of our oldest vessels, the Gas Kaizen and the Gas Crystal, for demolition, with net sale proceeds of $2.0 million. During 2014, we acquired five LPG vessels, the Eco Stream, the Eco Chios, the Eco Invictus, the Eco Elysium, and the Eco Corsair, for which we paid $81.6 million. During 2014 we also agreed to acquire sixteen newbuildings for which we paid advances of $48.4 million. During 2014 we sold two vessels, the Gas Cathar and Gas Premiership, with net proceeds of $27.9 million and we had net proceeds related to the cancellation of vessels acquisition amounting to $10.0 million. During 2013, outflows of $73.2 million reflect payments to the shipyard for the delivery of the Gas Enchanted, the Gas Alice, the Gas Inspiration, the Gas Ethereal, and the Sakura Symphony, while $51.2 million was paid as a deposit for the acquisition of 11 newbuilding vessels under construction.

Net cash provided by financing activities—was $87.9 million for the year ended December 31, 2015 consisting mainly of $155.1 million in proceeds from long-term debt while $55.9 million in loan repayments of which $42.4 million were regular loan installments and $13.5 million was a voluntary repayment of an existing credit facility. In addition, in the year ended December 31, 2015, $13.4 million was spent in relation to the Company’s stock repurchase program. Net cash provided by financing activities was $79.0 million for the year ended December 31, 2014 consisting mainly of $112.3 million net proceeds from common stock issuances, $47.9 million in loan proceeds for the acquisition of five vessels and $75.3 million in loan repayments of which $42.5 million were regular loan installments, $13.8 million were repayments related to the sale of vessels in 2014 and $19.0 million was a voluntary repayment of an existing credit facility. Net cash provided by financing activities was $114.6 million for the year ended December 31, 2013 consisting principally of $109.1 million net proceeds from common stock issuance, $45.2 million in bank loan proceeds for the acquisition of five vessels and $37.7 million in loan repayments under existing facilities.

As and when we identify assets that we believe will provide attractive returns, we generally enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then-existing fleet.

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $422.2 million, as of December 31, 2015 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
December 5, 2005	$8.8	Mar 2016	Semi-Annual	$2.51	$8.8	Gas Marathon, Gas Sincerity, Gas Legacy, Gas Monarch, Gas Flawless

June 6, 2006	$1.3	Jun 2016	Semi-Annual	$0.24	$1.05	Gas Pasha

June 21, 2007	$17.5	Dec 2017	Semi-Annual	$1.54	$11.33	Navig8 Fidelity

July 30, 2008	$19.7	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

February 12, 2008	$19.4	Feb 2020	Quarterly	$0.63	$9.4	Navig8 Faith

October 9, 2008	$7.9	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis

April 14, 2014	$17.1	Apr 2020	Quarterly	$0.55	$9.60	Gas Astrid, Gas Exelero, Gas Galaxy

April 16, 2014	$25.7	Apr 2020	Quarterly	$0.83	$13.2	Gas Haralambos, Gas Spirit, Eco Lucidity

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
January 30, 2009	$27.2	Jul 2016	Quarterly	$0.85	$24.60	Spike, Gas Zael

February 1, 2011	$11.3	Mar 2018	Quarterly	$0.28	$8.80	Gas Elixir
	$11.5	Apr 2018	Quarterly	$0.28	$8.70	Gas Cerberus
	$11.8	Sept 2018	Quarterly	$0.28	$8.80	Gas Myth

March 1, 2011	$16.1	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$16.3	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco

September 23, 2013	$33.8	Sept 2020	Quarterly	$1.26	$11.11	Gas Ethereal, Gas Alice, Gas Enchanted, Gas Inspiration, Gas Imperiale

March 24, 2014	$15.3	Mar 2021	Quarterly	$0.63	$8.33	Eco Stream
	$15.3	Jun 2021	Quarterly	$0.63	$8.33	Eco Chios
	$15.9	Jul 2022	Quarterly	$0.54	$8.33	Eco Galaxy

June 12, 2014	$12.1	Oct 2020	Quarterly	$0.22	$7.72	Eco Invictus

June 20, 2014	$9.6	Jan 2023	Quarterly	$0.17	$4.64	Eco Corsair
	$10.3	Jan 2023	Quarterly	$0.19	$4.93	Eco Elysium

July 29, 2014	$12.4	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$12.4	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe

July 4, 2014	$11.17	Aug 2021	Quarterly	$0.20	$6.50	Eco Czar
	$11.17	Sep 2021	Quarterly	$0.20	$6.50	Eco Nemesis

December 20, 2013	$15.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Dream
	$15.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Green

December 24, 2015	$11.2	Dec 2022	Quarterly	$0.19	$5.97	Eco Royalty
	$11.2	Dec 2022	Quarterly	$0.19	$5.97	Eco Loyalty

The interest rates on the outstanding loans as of December 31, 2015 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 2.67% for the year ended December 31, 2015 and 2.28% for the year ended December 31, 2014. As of December 31, 2015, $92.2 million of our outstanding loans were covered by the interest rate swap agreements paying fixed rates ranging from 1.52% to 4.73% and received floating rates based on LIBOR.

As of April 1, 2016, fourteen of our vessels, the Gas Evoluzione, the Gas Texiana, the Stealth Bahla, the Gas Emperor, the Gas Ice, the Gas Moxie, the Gas Icon, the Gas Prodigy, the Gas Nirvana, the Gas Flawless, the Gas Legacy, the Gas Monarch, the Gas Marathon and the Gas Sincerity were unencumbered.

Other than amounts to be drawn down under the new credit facilities for the partial financing of the five LPG vessels under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

As of April 1, 2016, we had a commitment letter for a credit facility of up to $18.0 million to partially finance our newbuilding LPG carrier scheduled for delivery in 2016, a commitment letter for credit facilities of up to $74.5 million to partially finance two of our 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017, and obtained a term sheet from an international lender, which remains subject to credit committee approval, for credit facilities of up to $76.0 million to partially finance our other two 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017, or in each case a lesser amount depending on the vessels’ employment and market value at the time of their respective deliveries. In addition to a first priority mortgage over the vessels being financed, the term loans are expected to be secured by the assignment of the respective vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiaries. The credit facilities are expected to contain similar events of default and financial covenants as those contained in our other credit facilities.

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

•

to maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $5,146,877 in the earnings account with the relevant banks.

We are also required to maintain at the end of each quarter a free cash balance of $10,000,000.

Our current loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias, together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period.

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

B. Research and Development, Patents and Licenses

None

C. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter rates are determined by the underlying balance in demand and supply for our vessels. Demand for LPG transportation is influenced by various global economic factors and trade patterns, while the supply is primarily a factor of the fleet growth, determined by the number of vessels in the order book entering the fleet and the number of vessels exiting the fleet, primarily sold for demolition. As a result, the LPG shipping sector has been a highly cyclical industry experiencing volatility in charter hire rates and vessel values.

After increasing throughout 2007 and into 2008, charter rates for small LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there had been some improvement from the fourth quarter of 2011 to the third quarter of 2014, charter rates have since declined due largely to the dramatic decline in oil prices and rates remain well below levels reached in 2007 and 2008 and could further decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the LPG sector of 3,000 to 8,000 cbm small LPG carriers is expected to be relatively limited in 2016 and 2017.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities, among other, to finance their acquisitions. Scarcity of credit facilities may impede our ability to grow our fleet. During 2015 we acquired 10 LPG carriers; for all these vessels we had arranged for credit facilities and used them to pay for a portion of the acquisition cost. As of April 1, 2016 we have five LPG carriers that are currently under construction. We have committed credit facilities for three of these vessels while for two of them we have a signed credit term sheet for which the loan commitment is currently under the credit approval process.

D. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

E. Contractual Obligations

Contractual obligations as of December 31, 2015 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2016)	1-3 years (2017-2018)	3-5 years (2019-2020)	More than 5 years (After January 1, 2021)
Long-term debt obligations	$424,660	$75,547	$107,714	$135,308	$106,091
Interest on principal amounts outstanding(1)	$55,932	$12,175	$21,416	$15,647	$6,694
Interest on interest rate swap arrangements outstanding(1)	$2,166	$1,148	$858	$191	($31)
Management fees(2)	$11,021	$7,347	$3,674	—	—
Operating lease	$12,648	$4,320	$8,328	—	—
Vessel purchase commitments	$208,189	$62,365	$145,824	—	—

Total	$714,616	$162,902	$287,814	$151,146	$112,754

(1)	Based on assumed 3M LIBOR rates of 0.62% for 2016, 0.98% for 2017, 1.24% for 2018, 1.46% for 2019, 1.66% for 2020 and 1.87% thereafter and assumed 6M LIBOR rates of 0.70% for 2016, 1.01% for 2017, 1.27% for 2018, 1.49% for 2019, 1.69% for 2020 and 1.90% thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1.0% of the contract price of any vessels bought or sold on our behalf.

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

Impairment or disposal of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets in connection, with our performance of an annual review on December 31 and whenever indicators of impairment are present. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of comprehensive income.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet and the decline in the global economy were considered to be indicators of potential impairment. As of December 31, 2015, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and:

•	revenue estimates based on nine year historical average rates (base rate) for periods for which there is no charter in place for vessels of less than twenty years of age and,

•	revenue estimates based on five year historical average rates for periods for which there is no charter in place for vessels of twenty years of age and above,

with an annual 1% revenue increase for both categories.

We also assumed an average annual inflation rate of 1.5% for operating expenses using as a base rate:

•	the actual operating expenses as per vessel for the year ended December 31, 2015 for the vessels of less than twenty years of age, and

•	the average operating expenses of the last five years for the vessels of twenty years of age and above.

Utilization rate was assumed to be:

•	94.0% for vessels of less than twenty years of age, and

•	actual five year historical average utilization rate for the vessels of twenty years of age and above.

Based on our historical experience and future expectations, we believe the use of different assumptions for these items depending on whether a vessel is less than 20 years old or 20 years old or more, provides a better estimate of the expected future chartering profile and associated operating expenses for vessels in these different age groups. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support each vessel’s carrying values as of December 31, 2015 with the exception of three of the oldest vessels of the fleet, the Gas Arctic, the Gas Ice, and the Gas Marathon. The undiscounted net operating cash flows of each of these vessels did not exceed the respective vessel’s carrying value. As a result, the Company identified and recorded an impairment loss of $ 8,238,987. As of December 31, 2014, the Company identified and recorded an impairment loss of $6,168,747.

Our impairment test exercise is highly sensitive to variances in future estimates of the time charter rates and useful life of vessels. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2015 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2015, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our average 2015 rates as compared with base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	-8.87%	—	—	—	—	—	—
Product Carriers	-26.76%	—	—	—	—	2	5.8
Aframax Tanker	-7.87%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels as of December 31, 2015 and what we believe the charter-free market values of each of our vessels was as of December 31, 2015, 20 of our 53 owned vessels in the water have current carrying values above their market values (24 of our 45 vessels in the water as at December 31, 2014). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $54 million and $73 million as of December 31, 2015 and 2014, respectively. However, we believe that, with respect to these 20 vessels, except for the Gas Ice and Gas Marathon for which we recorded an impairment loss as of December 31, 2015 and Gas Arctic for which we recorded an impairment loss as of June 30, 2015, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

We currently do not expect to sell any other of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2015, and accordingly has not recorded an impairment charge except for the impairment charge recorded for the vessels Gas Arctic, Gas Ice and Gas Marathon discussed above.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2015 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2016, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	38	Chief Executive, Chief Financial Officer and Class III Director	2004	2018
Michael G. Jolliffe	66	Chairman of the Board, Class II Director	2004	2016
Lambros Babilis	48	Deputy Chairman and Class I Director	2007	2017
Markos Drakos	56	Class III Director	2006	2018
John Kostoyannis	50	Class II Director	2010	2016

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

Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis was the Technical Manager of Stealth Maritime Corporation from 2006 until 2011 when he became the Chief Operating Officer, and has worked for the Stealth Maritime Corporation since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor and, beginning in 2014, our Chief Technical Officer. The aggregate of such compensation for 2013, 2014 and 2015 was $1.2 million, $1.3 million and $1.1 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015 and 25% of which vest on each of the second and third anniversaries of grant. The restricted shares are subject to forfeiture until they become vested. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2015 and 2013. We recognized share-based compensation expense of $0.3 million, $0.4 million and $1.1 million in 2013, 2014 and 2015, respectively.

C. Board Practices

The Board of Directors may change the number of directors by a vote of a majority of the entire Board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

At December 31, 2015 and April 1, 2016, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2015, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2015 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so in the remainder of 2016 and in 2017. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2016, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the Securities and Exchange Commission.

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

The Audit Committee is appointed by the Board and is responsible for, among other matters, overseeing the:

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

•

evaluating and recommending to the Board the slate of nominees for directors to be elected by the stockholders at the Company’s next annual meeting of stockholders and, where applicable, to fill vacancies;

•	recommending to the Board the responsibilities of the Board committees, including each committee’s structure, operations, and authority to delegate to subcommittees;

•	evaluating and recommending to the Board those directors to be appointed to the various Board committees, including the persons recommended to serve as chairperson of each committee;

•	reviewing annually the compensation of non-employee directors and the principles upon which such compensation is determined;

•

consulting with the Chief Executive Officer, as appropriate, and other Board members to ensure that its decisions are consistent with the sound relationship among the Board, Board committees, individual directors and management;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•	administering the Company’s equity compensation plan;

•

reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•

from time to time when necessary, reviewing with the Chief Executive Officer the latter’s proposed succession plan for each executive officer and the Chief Executive Officer’s evaluation of each such executive officer;

•	in case of unexpected unavailability, reviewing with the Board the Company’s succession plan for the CEO and other executive officers, including plans for emergency succession;

•

retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Deputy Chairman and Executive Director, our Internal Auditor and, beginning in 2014, our Chief Technical Officer. In each case, their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2015, 446 officers and 459 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2015 Equity Compensation Plan (the “2015 Plan”), which was approved by our stockholders on September 17, 2015 and replaced our previous equity compensation plan (the “2007 Plan”) which expired in August 2015. The 2015 Plan is generally administered by the Compensation Committee of our Board of Directors, except that the full board may act at any time to administer the 2015 Plan, and authority to administer any aspect of the 2015 Plan, other than grants of awards to executive officers and as prohibited by law or stock exchange regulation, may be delegated by our Board of Directors or by the Compensation Committee to an executive officer or any other person. The 2015 Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, share units, performance units, and stock appreciation rights) to officers, directors or other persons or entities providing significant services to us or our subsidiaries. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015 and 25% of which vest on each of the second and third anniversaries of grant. No equity awards were made for the years ended December 31, 2015 and 2013. As of April 1, 2016, no awards had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. As of April 1, 2016, there are 115,357 unvested shares of restricted stock under the 2007 Plan, of which 57,678 restricted shares will vest on November 20, 2016 and the remaining 57,678 restricted shares will vest on November 20, 2017, subject to the respective recipients’ continued service to the Company. Awards previously granted under our 2007 Plan will continue to be governed by such plan. No additional awards can be granted under our 2007 Plan.

The 2015 Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or events. In addition, the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events.

Except in connection with a corporate transaction, including any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of common shares or other securities, or similar transactions, we may not, without obtaining stockholder approval, (i) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or base price of such stock appreciation rights, (ii) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original stock options or stock appreciation rights or (iii) cancel outstanding stock options or stock appreciation rights with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities.

The 2015 Plan provides for “double trigger vesting” after a change in control. Unless the plan administrator determines otherwise, if a change in control occurs in which the Company is not the surviving corporation (or the Company survives only as a subsidiary of another corporation), all outstanding awards that are not exercised or paid at the time of the change in control will be assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). Unless the award agreement provides otherwise, if a participant’s employment is terminated by us without cause, or the participant terminates employment for good reason, in either case within 12 months following the change in control, the participant’s outstanding awards will become fully vested as of the date of termination. If the vesting of any such award is based, in whole or in part, on performance, the applicable award agreement will specify how the portion of the award that becomes vested upon termination will be calculated.

In the event of a change in control, if all outstanding awards are not assumed by, or replaced with awards with comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the plan administrator may take any of the following actions with respect to any or all outstanding awards, without the consent of any participant: (i) may determine that outstanding stock options and stock appreciation rights will automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding awards will immediately lapse; (ii) may determine that participants will receive a payment in settlement of outstanding awards in such amount and form as may be determined by the plan administrator; (iii) may require that participants surrender their outstanding stock options and stock appreciation rights in exchange for a payment, in cash or stock as determined by the plan administrator, equal to the amount (if any) by which the fair market value of the shares of common stock subject to the unexercised stock option and stock appreciation right exceed the stock option exercise price or base price and (iv) the plan administrator may terminate outstanding stock options and stock appreciation rights after giving participants an opportunity to exercise the outstanding stock options and stock appreciation rights. Such surrender, termination or payment will take place as of the date of the change in control or such other date as the plan administrator may specify. If the per share fair market value of our stock does not exceed the per share exercise price or base price, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or stock appreciation right.

Our Board of Directors may, at any time, alter, amend, suspend or discontinue the 2015 Plan. The 2015 Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2016 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2016 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 39,873,498 shares of common stock outstanding as of April 1, 2016. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	10.0%
MSDC Management, L.P.(2)	3,708,819	9.3%
FMR LLC(3)	3,168,889	7.9%
Redwood Capital Management, LLC(4)	2,415,287	6.1%

Executive Officers and Directors
Harry N. Vafias(1)	4,418,094	11.1%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	4,505,347	11.3%

*	Less than 1%.
(1)	According to Amendment No. 3 to a Schedule 13G jointly filed with the SEC on February 17, 2015 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,418,094 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes any shares of common stock which maybe held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934.

(2)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 16, 2016, MSDC is the investment manager of, and may be deemed to beneficially own 3,708,819 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.
(3)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of each of FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson and Select Energy Service Portfolio with the SEC on February 12, 2016.
(4)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 11, 2016.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2016, we had approximately 18 shareholders of record. Four of the stockholders of record were located in the United States and held in the aggregate 34,943,247 shares of common stock representing approximately 87.6% of our outstanding shares of common stock. However, the four United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 34,941,947 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000, of common stock repurchases. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. There is no fixed time period for this repurchase program. As of April 1, 2016, 3,859,297 shares of common stock had been repurchased (843,022 in 2014, 2,372,097 in 2015 and 644,178 in 2016), for an aggregate of $20.2 million.

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

In the year ended December 31, 2015, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2013, 2014 and 2015 were $4.8 million, $5.5 million and $6.5 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2013, 2014 and 2015 we paid $0.15 million, $0.17 million and $0.25 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2013, 2014 and 2015, total brokerage commissions of 1.25% amounted to $1.5 million, $1.6 million and $1.7 million, respectively, and were included in our income statement under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2013, 2014 and 2015, the amounts of $0.7 million, $1.0 million and $1.9 million, respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2014 and 2015, the amounts of $0.3 million and $0.02 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”. For the year ended December 31, 2013 no such commission expense was recognized as no sale of vessel occurred.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2013, 2014 and 2015, such compensation was in the aggregate amount of $1.2 million, $1.3 million and $1.1 million, respectively.

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

On May 26, 2014, we entered into an agreement with Brave Maritime for the supervision of the construction of eight of our newbuilding vessels for a fixed fee of Euro 390,000 per vessel. On February 24, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi- refrigerated newbuilding vessels at Euro 490,000 per ship. For the years ended December 31, 2015 and 2014, the supervision fees amounted to $1,726,265 and $984,204, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from an entity affiliated with Stealth Maritime. In the years ended December 31, 2013, 2014 and 2015, we made lease payments of $78,070, $76,788 and $72,753, respectively. The lease rate for 2016 is €66,000 per year.

Vessel Charters and Acquisitions

In April 2012, we entered into time charter out agreements with an entity affiliated with members of the Vafias family for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter is four years and there is an option to extend the charter for an additional year. The five-year charter for the Gas Esco commenced in June 2012. Revenues from these two charters for the years ended December 31, 2013, 2014 and 2015 were $9.8 million, $9.8 million and $9.8 million, respectively, which are recorded in our income statement under “Revenues—related party”. The vessel operating expenses in accordance with the terms of the respective time charter agreements for the Stealth Bahla and the Gas Esco, for the years ended December 31, 2013, 2014 and 2015, were $3.9 million, $3.9 million and $3.9 million, respectively, which are recorded in our income statement under “Vessel Operating Expenses—related party.”

In August 2012, we entered into separate memoranda of agreements with an affiliated company of the Vafias Group to acquire four LPG carriers under construction that were scheduled to be delivered during 2014 (the delivery of which was subsequently rescheduled to the first half of 2015). The aggregate purchase price of these vessels was $96.0 million. As provided by the agreements an advance payment of $19.2 million was paid on September 8, 2012. In July 2014, the acquisition of two of the above LPG carriers was cancelled, and in September 2014 we collected the full amount of the advances paid to the affiliated company with the capitalized interest, totaling to $10.0 million. The remaining two vessels, “Eco Dream” and “Eco Green”, were delivered to the Company on August 18, 2015 and on September 25, 2015, respectively, at which time the remainder of the purchase price of the respective vessels was paid. The acquisition price for these vessels was set at the average of the assessed value of the acquired vessels by two independent international sale and purchase brokers.

C. Interest of Experts and Counsel

Not applicable

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 18 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. In connection with the proceeding initiated In the High Court of South Africa, Kawazulu-Natal Local Division, Durban (Case No. A64/2015) entitled In the matter between Super Shipping Ltd. and MT “Spike” and TankPunk Inc., we have classified as current restricted cash $9.8 million that has been placed in a restricted bank account as of December 31, 2015 in relation to a bank guarantee we have furnished Super Shipping Ltd the former charterer of one of our vessels, the MT Spike, to secure the vessel’s release shortly after being arrested in a South African port in August 2015. The action relates to security sought in connection with an arbitration proceeding involving a vessel not in the Company’s fleet that the applicant claims is under common control with the MT Spike. We believe that the basis for the charterer’s action is groundless and we are vigorously contesting it in order to have the bank guarantee released.

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

	High	Low
Year Ended December 31, 2011	$8.37	$3.55
Year Ended December 31, 2012	8.23	4.00
Year Ended December 31, 2013	12.88	8.10
Year Ended December 31, 2014	11.67	5.37
Year Ended December 31, 2015	7.02	3.03
2014
First Quarter	11.67	9.51
Second Quarter	11.55	9.90
Third Quarter	11.59	8.98
Fourth Quarter	8.98	5.37
2015
First Quarter	6.84	5.28
Second Quarter	7.02	6.39
Third Quarter	6.61	4.12
Fourth Quarter	4.98	3.03
October 2015	4.98	4.16
November 2015	4.41	3.79
December 2015	3.95	3.03
2016
First Quarter	3.59	2.49
January 2016	3.43	2.63
February 2016	3.30	2.49
March 2016	3.59	3.23
April 2016 (through April 15)	3.93	3.61

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2010 and December 31, 2015, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2010. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,285,108 shares were issued, including 3,767,432 shares repurchased by the Company and held as treasury stock, and 40,517,676 shares outstanding and fully paid as of December 31, 2015; while as of April 1, 2016, we had 44,285,108 shares issued, including 4,411,610 shares repurchased by the Company and held as treasury stock, and 39,873,498 shares outstanding and fully paid. All of our shares of stock are in registered form.

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

Under the terms of our existing credit facilities, we are generally permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends and share repurchases do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has suspended the payment of cash dividends as a result of market conditions in the international shipping industry”.

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

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

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

Stockholder Rights Plan

The rights issued pursuant to a rights agreement, dated as of December 23, 2014, between us and American Stock Transfer & Trust Company, LLC, as rights agent, expired on December 22, 2015. Accordingly, our shares of common stock no longer include a right entitling the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock. The adoption of the rights agreement was approved by our Board of Directors on December 23, 2014.

C. Material Contracts

We refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D. Exchange Controls and Other Limitations Affecting Stockholders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock. On July 22, 2015, Greece implemented capital controls restricting the transfer of funds out of Greece, which restricted our use of the limited amount of cash we held in Greece at that date for remittances outside of Greece. Cash deposited in Greek banks after that date is not restricted for remittances outside Greece.

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Malta, the Marshall Islands, Liberia and Cyprus the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect to income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 11.1% of our shares of common stock as of April 1, 2016, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2015.

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

Our United States-source shipping income from leasing or that of our subsidiaries will be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have, a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•	substantially all (at least 90%) of our United States-source shipping income from leasing or that of a subsidiary is attributable to such fixed place of business.

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

We do not believe that we were a PFIC for 2015. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2015. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2015 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2015, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2016 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2015, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

Our risk management policy

Our primary market risks relate to adverse movements in freight rates for small LPG carriers and any declines that may occur in the value of our assets which are made up primarily of small LPG carriers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2015 and 2016.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)		Floating Rate (StealthGas Receives)	Fair Value December 31, 2015 (in millions)	Notional Amount December 31, 2015 (in millions)	Estimated Notional Amount December 31, 2016 (in millions)
Swap 1	March 9, 2006	March 9, 2016	$22.5	4.52	%(1)	6 month U.S.	$0.09	$4.4	$—
						dollar LIBOR
Swap 2	September 9, 2009	March 9, 2016	$53.3	4.73%		3 month U.S.	$0.21	$19.5	$—
						dollar LIBOR
Swap 3	September 30, 2015	September 30, 2020	$17.6	2.60%		3 month U.S.	$0.58	$16.9	$14.4
						dollar LIBOR
Swap 4	September 30, 2015	September 30, 2020	$17.6	1.69%		3 month U.S.	$0.10	$16.9	$14.4
						dollar LIBOR
Swap 5	October 2, 2015	October 2, 2020	$12.1	1.54%		3 month U.S.	$0.0	$12.1	$11.2
						dollar LIBOR
Swap 6	November 4, 2015	August 4, 2021	$11.2	1.52%		3 month U.S.	$(0.06)	$11.2	$10.4
						dollar LIBOR
Swap 7	December 3, 2015	September 3, 2021	$11.2	1.55%		3 month U.S.	$(0.06)	$11.2	$10.4
						dollar LIBOR
Total							$0.86	$92.2	$60.8

(1)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.

As of December 31, 2015, total bank indebtedness of the Company was $422.2 million, of which $92.2 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2015, we paid fixed rates ranging from 1.52% to 4.73% and received floating rates based on LIBOR of approximately 0.38% under our seven floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2015, and our interest swap arrangements as of December 31, 2015, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest expense, on an annualized basis, by approximately $2.7 million (2014: $2.5 million) for the year ended December 31, 2015.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 15% of our expenses in currencies other than U.S. dollars in 2015 (2014: 16%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2016 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2015, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2015 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 22, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 22, 2016

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investment Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2015.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou Sofianos & Cambanis S.A.(“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2015	2014
Audit fees	$343	$621
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$343	$621

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2015 and 2014.

(3) Tax Fees

Deloitte did not provide any tax services in 2015 and 2014.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2015 and 2014.

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

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through March 31, 2016. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
December 1 to 31, 2014	843,022	$6.30	843,022	$4,688,961
January 2 to 21, 2015	607,226	6.07	1,450,248	$1,003,100
February 26, 2015	137,013	6.03	1,587,261	$20,176,911
March 9 to 18, 2015	172,833	6.15	1,760,094	$19,113,988
April 15 to 30, 2015	51,133	6.61	1,811,227	$18,775,999
May 1 to 27, 2015	320,909	6.61	2,132,136	$16,654,791
June 9 to 22, 2015	47,039	6.63	2,179,175	$16,342,922
July 13 to 24, 2015	31,198	5.71	2,210,373	$16,164,781
August 3 to 31, 2015	139,900	5.01	2,350,273	$15,463,882
September 1 to 29, 2015	437,771	4.53	2,787,044	$13,485,310
October 1 to 30, 2015	226,949	4.46	3,013,993	$12,473,117
November 1 to 30, 2015	60,491	4.28	3,074,484	$12,214,216
December 1 to 31, 2015	140,635	3.36	3,215,119	$11,741,682
January 1 to 31, 2016	329,501	2.89	3,544,620	$10,789,424
February 1 to 29, 2016	71,894	2.77	3,616,514	$10,590,278
March 1 to 31, 2016	242,783	3.45	3,859,297	$9,752,677

We did not repurchase any shares of our common stock in 2013.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We however, voluntarily comply in full with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Item 16H.	Mine Safety Disclosures

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(4)

4.4	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.
(5)	Previously filed as an exhibit to Form S-8 filed with the SEC on September 29, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: 22 April, 2016

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

April 22, 2016

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2014 and 2015 (Expressed in United States Dollars)

		December 31,
	Note	2014	2015
Assets
Current assets
Cash and cash equivalents		129,114,803	100,062,957
Receivable from related party	3	104,476	112,895
Trade and other receivables		3,211,563	4,743,869
Claims receivable		70,273	—
Inventories	4	2,958,666	2,916,254
Advances and prepayments		1,386,003	1,249,402
Restricted cash		2,896,677	13,455,766
Vessel held for sale	6	—	831,226

Total current assets		139,742,461	123,372,369

Non current assets
Advances for vessels under construction and acquisitions	5	88,965,085	44,031,882
Vessels, net	6	711,352,845	864,689,888
Other receivables from related party	3	228,494	115,599
Restricted cash		2,500,000	5,146,877
Deferred finance charges	7	1,569,375	390,000
Fair value of derivatives	12	—	127,555

Total non current assets		804,615,799	914,501,801

Total assets		944,358,260	1,037,874,170

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	4,941,896	9,188,852
Trade accounts payable		8,843,593	8,328,878
Accrued liabilities	8	3,903,027	5,602,939
Deferred income	9	6,711,945	4,954,193
Deferred income—related party	9	180,383	413,157
Fair value of derivatives	12	583,368	297,656
Current portion of long-term debt	11	42,125,662	74,928,451

Total current liabilities		67,289,874	103,714,126

Non current liabilities
Fair value of derivatives	12	1,873,295	681,197
Customer deposits	10	—	2,556,700
Deferred gain on sale and leaseback of vessels	19	775,741	580,701
Deferred income	9	172,428	56,183
Long-term debt	11	281,856,648	347,234,103

Total noncurrent liabilities		284,678,112	351,108,884

Total liabilities		351,967,986	454,823,010

Commitments and contingencies	18

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 44,285,108 shares issued and 42,889,773 shares outstanding at December 31, 2014 and 44,285,108 shares issued and 40,517,676 shares outstanding at December 31, 2015 with a par value of $0.01 per share	13	442,850	442,850
Treasury stock, 1,395,335 shares at December 31, 2014 and 3,767,432 shares at December 31, 2015 with a par value of $0.01 per share	13	(7,541,264)	(20,486,872)
Additional paid-in capital	13	499,862,062	501,002,146
Retained earnings		99,919,646	102,486,324
Accumulated other comprehensive loss		(293,020)	(393,288)

Total stockholders’ equity		592,390,274	583,051,160

Total liabilities and stockholders’ equity		944,358,260	1,037,874,170

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2013, 2014 and 2015

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2013	2014	2015
Revenues
Revenues		111,667,565	122,158,892	131,501,881
Revenues—related party	3	9,814,000	9,814,000	9,814,000

Total revenues		121,481,565	131,972,892	141,315,881

Expenses
Voyage expenses	16	12,819,866	12,474,090	15,849,855
Voyage expenses—related party	3,16	1,482,764	1,613,421	1,725,683
Charter hire expenses	19	—	320,804	4,124,960
Vessels’ operating expenses	16	32,439,404	41,335,984	46,477,583
Vessels’ operating expenses—related party	3,16	4,084,149	4,099,352	4,177,042
Dry-docking costs		3,160,251	465,681	1,774,905
Management fees—related party	3	4,807,010	5,501,675	6,452,145
General and administrative expenses (including $1,323,836, $1,394,025, and $1,150,451, to related party)		2,816,397	3,150,929	3,655,316
Depreciation	6	30,761,673	33,811,607	35,857,507
Impairment loss	6,12	—	6,168,747	8,238,987
Net gain on sale of vessels	6	—	—	(33,251)

Total expenses		92,371,514	108,942,290	128,300,732

Income from operations		29,110,051	23,030,602	13,015,149

Other (expenses)/income
Interest and finance costs		(8,189,475)	(9,314,539)	(10,385,261)
Loss on derivatives	12	(27,470)	(1,348,384)	(370,584)
Interest income and other income/(expenses)		361,820	456,924	173,083
Foreign exchange (loss)/gain		(37,733)	(138,777)	134,291

Other expenses, net		(7,892,858)	(10,344,776)	(10,448,471)

Net income		21,217,193	12,685,826	2,566,678

Earnings per share
—Basic and diluted	15	0.75	0.32	0.06

Weighted average number of shares
—Basic and diluted		28,271,746	39,305,644	41,315,127

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2013, 2014 and 2015

(Expressed in United States Dollars)

		December 31,
	Note	2013	2014	2015
Net income		21,217,193	12,685,826	2,566,678

Other comprehensive loss
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	—	(293,020)	(100,268)
Reclassification adjustment	12	(67,849)	49,471	—

Other comprehensive loss		(67,849)	(243,549)	(100,268)

Comprehensive income		21,149,344	12,442,277	2,466,410

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2013, 2014 and 2015

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number of Shares (Note 13)	Amount (Note 13)	Number of Shares (Note 13)	Amount (Note 13)	Additional Paid-in Capital (Note 13)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, January 1, 2013	21,179,642	211,796	(552,313)	(2,234,173)	278,020,814	66,016,627	18,378	342,033,442
Issuance of common shares	11,500,000	115,000	—	—	109,004,029	—	—	109,119,029
Stock based compensation	—	—	—	—	292,628	—	—	292,628
Comprehensive income for the year	—	—	—	—	—	21,217,193	(67,849)	21,149,344

Balance, December 31, 2013	32,679,642	326,796	(552,313)	(2,234,173)	387,317,471	87,233,820	(49,471)	472,594,443
Issuances of common shares	11,374,753	113,747	—	—	112,188,931	—	—	112,302,678
Issuance of restricted shares and related stock based compensation	230,713	2,307	—	—	355,660	—	—	357,967
Stock repurchase	—	—	(843,022)	(5,307,091)	—	—	—	(5,307,091)
Comprehensive income for the year	—	—	—	—	—	12,685,826	(243,549)	12,442,277
Balance, December 31, 2014	44,285,108	442,850	(1,395,335)	(7,541,264)	499,862,062	99,919,646	(293,020)	592,390,274
Stock based compensation	—	—	—	—	1,140,084	—	—	1,140,084
Stock repurchase	—	—	(2,372,097)	(12,945,608)	—	—	—	(12,945,608)
Comprehensive income for the year	—	—	—	—	—	2,566,678	(100,268)	2,466,410

Balance, December 31, 2015	44,285,108	442,850	(3,767,432)	(20,486,872)	501,002,146	102,486,324	(393,288)	583,051,160

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013, 2014 and 2015

(Expressed in United States Dollars)

	December 31,
	2013	2014	2015
Cash flows from operating activities
Net income for the year	21,217,193	12,685,826	2,566,678
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	30,761,673	33,811,607	35,857,507
Amortization of deferred finance charges	425,933	656,341	587,157
Amortization of deferred gain on sale and leaseback of vessels	—	(4,954)	(195,040)
Unrealized exchange differences	3,745	251,662	—
Share based compensation	292,628	357,967	1,140,084
Change in fair value of derivatives	(2,784,123)	(1,019,853)	(1,705,633)
Impairment loss	—	6,168,747	8,238,987
Gain on sale of vessels	—	—	(33,251)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,055,817)	1,869,466	(1,532,306)
Claims receivable	(1,905,152)	(317,570)	(1,192,422)
Inventories	691,314	(497,573)	(39,991)
Advances and prepayments	(280,218)	(670,559)	136,601
Increase/(decrease) in
Balances with related parties	(1,452,332)	(999,147)	4,351,432
Trade accounts payable	1,442,443	1,104,798	(183,896)
Accrued liabilities	25,207	1,022,650	1,699,912
Deferred income	2,744,881	818,327	(1,641,223)

Net cash provided by operating activities	49,127,375	55,237,735	48,054,596

Cash flows from investing activities
Insurance proceeds	1,801,120	384,164	1,262,695
Vessels’ acquisitions and advances for vessels under construction	(124,406,294)	(129,891,982)	(155,072,744)
Proceeds from sale of vessels, net	—	27,929,931	2,010,302
Net proceeds related to cancellation of vessels’ acquisitions	—	10,044,799	—
Decrease in restricted cash account	2,818,753	425,225	571,293
Increase in restricted cash account	—	—	(13,777,259)

Net cash used in investing activities	(119,786,421)	(91,107,863)	(165,005,713)

Cash flows from financing activities
Stock repurchase	—	(4,789,158)	(13,429,891)
Net proceeds from common stock issuance	109,119,029	112,302,678	—
Deferred finance charges paid	(1,747,031)	(1,130,675)	(383,950)
Customer deposits received	—	—	2,556,700
Customer deposits paid	(280,000)	—	—
Loan repayments	(37,696,190)	(75,268,462)	(55,943,588)
Proceeds from long-term debt	45,212,500	47,903,693	155,100,000

Net cash provided by financing activities	114,608,308	79,018,076	87,899,271

Effect of exchange rate changes on cash	(3,745)	(251,662)	—

Net increase/(decrease) in cash and cash equivalents	43,945,517	42,896,286	(29,051,846)
Cash and cash equivalents at beginning of year	42,273,000	86,218,517	129,114,803

Cash and cash equivalents at end of year	86,218,517	129,114,803	100,062,957

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	7,374,110	6,770,830	7,455,713
Non cash financing activity—Stock repurchase	—	517,933	33,650
Non cash investing activity—Vessels under construction	—	—	153,464

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2015 owned a fleet of forty nine liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2013, 2014 and 2015, the following charterers individually accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2013	2014	2015
A	—	13%	13%
B	11%	—	—

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

Restricted Cash: Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or cash held in restricted bank account for guarantees issued by the bank on the Company’s behalf. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

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

Inventories: Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 1%. The Company also assumes an average annual inflation rate of 1.50% for operating expenses. No impairment loss was identified or recorded for the year ended December 31, 2013. An impairment loss was identified and recorded for the years ended December 31, 2014 and 2015 (Note 6).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No assets were held for sale as of December 31, 2014. Concerning assets held for sale as of December 31, 2015, refer to Note 6.

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

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the consolidated balance sheet.

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

Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses, dry-docking expenses and risk of operation.

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

Earnings per Share: Basic earnings per share are computed under the two-class method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive (Note 15).

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

Recent Accounting Pronouncements: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In April 2015, the FASB issued ASU No 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. ASU 2015-03 was early adopted by the Company during the fourth quarter of 2015 with retrospective application. The reclassification does not impact net income as previously reported or any prior amounts reported on the consolidated statements of comprehensive income, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Deferred finance charges in the amount of $1,521,543 with a corresponding decrease of $1,032,992 in Long-term debt and Total non current liabilities and a decrease of $488,551 in Current portion of long-term debt and Total current liabilities.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued amendments concerning the effect of derivative contract novations on existing hedge accounting relationships. As it relates to derivative instruments, novation refers to replacing one of the parties to a derivative instrument with a new party, which may occur for a variety of reasons such as: financial institution mergers, intercompany transactions, an entity exiting a particular derivatives business or relationship, or because of laws or regulatory requirements. The amendments clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under the guidance for Derivatives and Hedging (Topic 815) does not, in and of itself, require dedesignation of that hedge accounting relationship provided that all other hedge accounting criteria continue to be met. The amendments are effective for public entities for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments may be applied on either a prospective basis or a modified retrospective basis and early application is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. For the years ended December 31, 2013, 2014 and 2015, total brokerage commissions of 1.25% amounted to $1,482,764, $1,613,421 and $1,725,683, respectively, and are included in “Voyage expenses—related party” in the consolidated statements of income. For the years ended December 31, 2013, 2014 and 2015, the management fees were $4,807,010, $5,501,675 and $6,452,145, respectively and are included in “Management fees—related party” in the consolidated statements of income. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2013, 2014 and 2015, the superintendent fees amounted to $151,000, $167,000 and $245,000, respectively, and are included in “Vessels’ operating expenses—related party” in the consolidated statements of income.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2013, 2014 and 2015 commission fees relating to vessels purchased of $723,500, $984,355 and $1,925,563, respectively, were incurred and capitalized to the cost of the vessels. For the year ended December 31, 2014 an amount of $285,000 was recognized as commission expenses relating to the sale and leaseback of vessels and is included in the consolidated balance sheets under the caption “Deferred gain on sale and leaseback of vessels”. For the year ended December 31, 2015 an amount of $21,177 was recognized as commission expenses relating to the sale of vessels and is included in the consolidated statements of income under the caption “Net gain on sale of vessels”

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Chief Technical Officer, its Finance Manager and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,245,766, $1,317,237 and $1,077,698, for the years ended December 31, 2013, 2014 and 2015, respectively, and are included in the consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2014 and at December 31, 2015 was a liability of $4,941,896 and $9,188,852, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Manager. Rental expense for the years ended December 31, 2013, 2014 and 2015 amounted to $78,070, $76,788 and $72,753, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., a company affiliated with members of the Vafias family incorporated in the Marshall Islands. Revenue from the related party amounted to $9,814,000 for each of the years ended December 31, 2013, 2014 and 2015, respectively, and is included in the consolidated statements of income under the caption “Revenues—related party”. In accordance with the time charter agreements for the vessels’ operating expenses, the Company paid to the Manager amounts of $3,933,149, $3,932,352 and $3,932,042 for the years ended December 31, 2013, 2014 and 2015, respectively, which are included in the consolidated statements of income under the caption “Vessels’ operating expenses—related party”. The receivable balance with Emihar as of December 31, 2014 and 2015, was a receivable of $332,970 and $228,494, respectively.

On August 22, 2012, the Company entered into separate memoranda of agreements with a company affiliated with members of the Vafias family to acquire four LPG carriers under construction which were scheduled to be delivered during the year 2015. The aggregate purchase price of these vessels was $96,000,000. As provided by the memoranda of agreements, an advance payment of 20% of the aggregate purchase price was paid on September 28, 2012. On July 11, 2014, the acquisition of two of the above LPG carriers was cancelled and on September 30, 2014 the Company collected the full amount of the advances paid to the affiliated company with the capitalized interest, totaling to $10,044,799 (Note 5). The remaining two vessels, “Eco Dream” and “Eco Green”, were delivered to the Company on August 18, 2015 and on September 25, 2015, respectively (Note 6).

On May 26, 2014, the Company entered into an agreement with Brave for the supervision of the construction of eight of its vessels for a fixed fee of Euro 390,000 per vessel. For the years ended December 31, 2014 and 2015, the supervision fees amounted to $984,204 and $1,726,265, respectively, and were capitalized to the cost of the respective vessels.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2014	2015
Bunkers	1,426,838	1,116,604
Lubricants	1,531,828	1,799,650

Total	2,958,666	2,916,254

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

The amount shown in the accompanying consolidated balance sheet as of December 31, 2015 of $44,031,882 mainly represents advance payments to ship-builders for six LPG carriers under construction contracted in 2014.

For the years ended December 31, 2014 and 2015, the movement of the account, advances for vessels under construction and acquisitions was as follows:

Balance, December 31, 2013	70,577,435
Advances for vessels under construction and acquisitions	124,973,343
Capitalized interest	2,113,297
Capitalized expenses	2,805,342
Vessels delivered	(101,459,533)
Vessels cancelled (Note 3)	(10,044,799)

Balance, December 31, 2014	88,965,085
Advances for vessels under construction and acquisitions	148,318,231
Capitalized interest	1,822,443
Capitalized expenses	5,085,534
Vessels delivered	(200,159,411)

Balance, December 31, 2015	44,031,882

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	849,452,594	(172,429,692)	677,022,902
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	101,459,533	—	101,459,533
Disposals	(39,075,007)	11,925,771	(27,149,236)
Impairment loss	(16,449,131)	10,280,384	(6,168,747)
Depreciation for the year	—	(33,811,607)	(33,811,607)

Balance, December 31, 2014	895,387,989	(184,035,144)	711,352,845
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	200,159,411	—	200,159,411
Disposals	(1,977,051)	—	(1,977,051)
Impairment loss	(26,190,677)	17,951,690	(8,238,987)
Vessel held for sale	(748,823)	—	(748,823)
Depreciation for the year	—	(35,857,507)	(35,857,507)

Balance, December 31, 2015	1,066,630,849	(201,940,961)	864,689,888

The additions in 2014 relate to the acquisition of vessels “Eco Stream”, “Eco Chios”, “Eco Elysium”, “Eco Invictus” and “Eco Corsair”. In addition, on November 14, 2014 and on December 15, 2014, the Company entered into separate memoranda of agreement for the disposal of the vessels “Gas Premiership” and “Gas Cathar”, respectively, to an unaffiliated third party for $28,500,000 and entered simultaneously into bareboat charter agreements to leaseback the vessels for periods of four years (Note 19). The vessels were delivered to the new owners on November 19, 2014 and on December 19, 2014, respectively.

At December 31, 2014, the Company decided to seek to dispose of two of the oldest vessels of the fleet. As a result of this decision, the undiscounted net operating cash flows of each of these vessels did not exceed each vessel’s carrying value and the Company identified and recorded an impairment loss of $6,168,747 which is presented under the caption “Impairment loss” in the consolidated statements of income. On March 12, 2015, the Company concluded two separate memoranda of agreement for the disposal of the vessels described above, “Gas Kaizen” and “Gas Crystal”, to an unaffiliated third party for $2,054,156. The vessels were delivered to the new owners on April 1, 2015 and April 16, 2015, respectively. No assets were held for sale as of December 31, 2014.

The additions in 2015 relate to the acquisition of vessels “Eco Lucidity”, “Eco Enigma”, “Eco Royalty”, “Eco Loyalty”, “Eco Universe”, “Eco Galaxy”, “Eco Czar”, “Eco Dream”, “Eco Nemesis” and “Eco Green”.

At June 30, 2015 and December 31, 2015, the Company decided to seek to dispose of two of the oldest vessels of the fleet. As a result of this decision, the undiscounted net operating cash flows of each of these vessels did not exceed each vessel’s carrying value and the Company identified and recorded an impairment loss of $6,775,416 which is presented under the caption “Impairment loss” in the consolidated statements of income. The accumulated depreciation of these vessels was written off and the vessels were recorded at their scrap value.

On November 20, 2015, the Company entered into a memorandum of agreement for the disposal of one of the above mentioned vessels, the “Gas Arctic”, to an unaffiliated third party for $950,000. The vessel, including her inventories on board, was classified as vessel held for sale in the fourth quarter of 2015 and was delivered to her new owners on January 21, 2016.

At December 31, 2015, the Company performed an impairment review of its remaining vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of one vessel and therefore the Company identified and recorded an impairment loss of $1,463,571 which is presented under the caption “Impairment loss” in the consolidated statements of income.

7. Deferred Finance Charges

Deferred finance charges amounting to $1,569,375 and $390,000 as of December 31, 2014 and December 31, 2015, respectively, represent fees paid to the lenders for undrawn facilities, and are presented on the balance sheet under non-current assets. Gross deferred finance charges amounting to $5,959,350 and $6,343,300 as of December 31, 2014 and December 31, 2015, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet as a direct deduction from the carrying amount of the related loan and credit facility net of accumulated amortization. For the years ended December 31, 2013, 2014 and 2015, the amortization of deferred financing charges amounted to $425,933, $656,341 and $587,157, respectively, and is included in interest and finance costs in the consolidated statements of income.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2014	2015
Interest on long-term debt	1,436,466	2,536,034
Administrative expenses	339,778	291,932
Vessel operating and voyage expenses	2,126,783	2,774,973

Total	3,903,027	5,602,939

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $7,064,756 and $5,423,533 represent time and bareboat charter revenues received in advance as of December 31, 2014 and as of December 31, 2015, respectively.

10. Customer Deposits

These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)	On February 24, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Spike” which is equal to five-months hire. This amount will be returned to the charterer at the end of the thirty two months bareboat charter.

(b)	On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Navig8 Faith” which is equal to three-months hire. This amount will be returned to the charterer at the end of the three-year bareboat charter.

11. Long-term Debt

Term Loans		Original Amount	December 31, 2014	Movement in 2015		December 31, 2015
Issue Date	Maturity Date			Additions	Repayments
December 5, 2005	September 9, 2016	100,067,500	13,816,882	—	(5,029,852)	8,787,030
May 17, 2006	May 30, 2016	79,850,000	14,500,000	—	(14,500,000)	—
June 6, 2006	June 28, 2016	6,580,000	1,763,440	—	(473,760)	1,289,680
June 21, 2007	December 21, 2017	49,875,000	22,365,764	—	(4,869,014)	17,496,750
February 12, 2008	February 19, 2020	40,250,000	21,875,000	—	(2,500,000)	19,375,000
July 30, 2008	November 4, 2020	33,240,000	21,606,000	—	(1,939,000)	19,667,000
October 9, 2008	October 9, 2020	29,437,000	8,650,000	—	(780,000)	7,870,000
January 30, 2009	July 15, 2016	45,000,000	30,550,000	—	(3,400,000)	27,150,000
April 14, 2014	April 14, 2020	20,400,000	19,300,000	—	(2,200,000)	17,100,000
February 1, 2011	September 1, 2018	49,400,000	37,850,000	—	(3,300,000)	34,550,000
March 1, 2011	June 20, 2020	43,250,000	35,375,000	—	(3,000,000)	32,375,000
September 23, 2013	September 30, 2020	45,212,500	38,896,767	—	(5,052,587)	33,844,180
March 24, 2014	June 30, 2021	50,225,000	33,040,000	15,925,000	(2,520,000)	46,445,000
April 16, 2014	April 16, 2020	30,000,000	12,915,000	15,750,000	(3,000,000)	25,665,000
June 12, 2014	October 2, 2020	13,000,000	13,000,000	—	(880,000)	12,120,000
June 20, 2014	January 8, 2023	20,925,000	—	20,925,000	(1,065,000)	19,860,000
December 20, 2013	November 16, 2022	67,200,000	—	32,000,000	(500,000)	31,500,000
December 24, 2015	December 14, 2022	22,400,000	—	22,400,000	—	22,400,000
July 4, 2014	September 3, 2021	22,750,000	—	22,750,000	(406,250)	22,343,750
July 29, 2014	July 7, 2023	25,350,000	—	25,350,000	(528,125)	24,821,875

Total			325,503,853	155,100,000	(55,943,588)	424,660,265

Current portion of long-term debt			42,614,213			75,546,625
Long term debt			282,889,640			349,113,640

Total debt			325,503,853			424,660,265

Current portion of deferred finance charges			488,551			618,174
Deferred finance charges non-current			1,032,992			1,879,537

Total deferred finance charges			1,521,543			2,497,711

Total debt			325,503,853			424,660,265
Less: Total deferred finance charges			1,521,543			2,497,711

Total debt, net of deferred finance charges			323,982,310			422,162,554
Less: Current portion of long-term debt, net of current portion of deferred finance charges			42,125,662			74,928,451

Long term debt, net of deferred finance charges			281,856,648			347,234,103

On December 20, 2013 the Company entered into a term loan with a bank institution to partially finance the acquisition of four LPG carriers under construction, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,400,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel. The first and second tranche amounting to $16,000,000 each were drawn down on September 14, 2015 and September 30, 2015, respectively. As of December 31, 2015, the remaining tranches had not been drawn down.

On March 24, 2014 the Company entered into a term loan with a bank to partially finance the acquisition of three LPG carriers under construction, named “Eco Stream”, “Eco Chios” and “Eco Galaxy”, respectively, by three of the Company’s wholly owned subsidiaries. The term loan was drawn down in three tranches upon the delivery of each vessel. The first and second tranche amounting to $17,150,000 each were drawn down on March 31, 2014 and on June 30, 2014, respectively, and the third tranche amounting to $15,925,000 was drawn down on July 31, 2015.

On April 14, 2014, the Company entered into a facility agreement with a bank to refinance the existing term loan dated February 18, 2009. The term loan is up to $20,400,000 and was drawn down in one tranche at the signing date of the facility agreement.

On April 16, 2014, the Company entered into a facility agreement with a bank to partially finance the acquisition of one LPG carrier on its delivery and to refinance the existing term loan dated June 25, 2009. The term loan was up to $30,000,000 and was drawn down in three tranches. The two tranches amounting to $14,250,000 were drawn down on April 25, 2014 and the third tranche amounting to $15,750,000 was drawn down on April 21, 2015.

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

On July 4, 2014, the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction on their delivery. The term loan is up to $22,750,000 and was drawn down in two tranches upon the delivery of each vessel. The first and second tranche amounting to $11,375,000 each were drawn down on August 4, 2015 and on September 3, 2015, respectively.

On July 29, 2014, the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction on their delivery. The term loan amounting to $25,350,000 was drawn down in one tranche on July 7, 2015.

On March 27, 2015, the Company voluntary repaid the outstanding balance of the term loan dated May 17, 2006, amounting to $13,500,000.

On December 24, 2015, the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction on their delivery. The term loan amounting to $22,400,000 was drawn down in one tranche on December 30, 2015.

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

•

the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $5,146,877 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2015 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2013: 2.23%

Year ended December 31, 2014: 2.28%

Year ended December 31, 2015: 2.67%

Bank loan interest expense for the above loans for the years ended December 31, 2013, 2014 and 2015 amounted to $7,997,247, $8,746,786 and $10,175,944, respectively. Of these amounts, for the years ended December 31, 2013, 2014 and 2015, the amounts of $819,296, $2,113,297 and $1,822,443, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income.

At December 31, 2015, the Company was in compliance with all of its debt financial covenants.

The aggregate available unused amounts under these facilities at December 31, 2015 were $33,600,000 and the Company is required to pay a quarterly commitment fee of 0.80% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2015 are as follows:

December 31,	Amount
2016	75,546,625
2017	49,251,665
2018	58,462,415
2019	29,887,415
2020	105,420,660
Thereafter	106,091,485

Total	424,660,265

12. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to seven floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $92,182,741 at December 31, 2015 (2014: $48,692,694) pursuant to which it pays fixed rates ranging from 1.52% to 4.73% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 0.38% at December 31, 2015). These agreements contain no leverage features and have maturity dates ranging from March 2016 to September 2021. As of December 31, 2015 five derivative contracts qualify for hedge accounting since their inception (2014: one derivative contract).

On April 10, 2014, the Company as a condition of its term loan dated September 23, 2013, entered into an amortizing interest rate swap agreement for a notional amount of $17,553,663. The agreement is effective from September 30, 2015 and expires on September 30, 2020; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.60%.

On July 6, 2015, the Company as a condition of its term loan dated September 23, 2013, entered into an amortizing interest rate swap agreement for a notional amount of $17,553,663. The agreement is effective from September 30, 2015 and expires on September 30, 2020; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 1.69%.

On September 22, 2015, the Company as a condition of its term loan dated June 12, 2014, entered into an amortizing interest rate swap agreement for a notional amount of $12,120,000. The agreement is effective from October 2, 2015 and expires on October 2, 2020; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 1.54%.

On October 13, 2015, the Company as a condition of its term loan dated July 4, 2014, entered into two amortizing interest rate swap agreements for a notional amount of $11,171,875 each. The first agreement is effective from November 4, 2015 and expires on August 4, 2021 and the second agreement is effective from December 3, 2015 and expires on September 3, 2021; under these agreements the Company receives each quarter interest on the notional amounts based on the three month LIBOR rate and pays interest based on a fixed interest rate of 1.52% and 1.55%, respectively.

The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. During 2014, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction. Under the contracts the Company converted U.S. dollars to approximately JPY400 million of cash outflows in 2014 and to approximately JPY500 million of cash outflows in 2015. As of and for the year ended December 31, 2013, there were no such contracts. In addition, no such contracts were entered into during the year ended December 31, 2015.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2014		2015
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets—Fair value of derivatives	—	—	127,555	—
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	384,589	—	681,197

Total derivatives designated as hedging instruments		—	384,589	127,555	681,197

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2014		2015
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Forward Currency Contract	Current liabilities—Fair value of derivatives	—	583,368	—	—
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	—	—	—	297,656
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	1,488,706	—	—

Total derivatives not designated as hedging instruments		—	2,072,074	—	297,656

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2013, 2014 and 2015 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2013	2014	2015
Interest Rate Swap—Reclassification from OCI	Loss on derivatives	67,849	(49,471)	—
Interest Rate Swap—Change in Fair Value	Loss on derivatives	2,716,274	1,652,692	1,191,050
Interest Rate Swap—Realized loss	Loss on derivatives	(2,811,593)	(1,857,362)	(1,243,359)
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	—	(583,368)	583,368
Foreign Currency Contract—Realized loss	Loss on derivatives	—	(510,875)	(669,712)

Total loss on derivatives		(27,470)	(1,348,384)	(138,653)

Derivatives designated as hedging instruments	Location of Loss Recognized	Year Ended December 31,
		2013	2014	2015
Interest Rate Swap—Loss reclassified from OCI (Effective portion)	Loss on derivatives	—	—	(231,931)

Total loss on derivatives		—	—	(231,931)

The components of accumulated other comprehensive income/ (loss) included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain/ (Loss) on cash flow hedges
Balance, January 1, 2013	18,378
Reclassification adjustment	(67,849)
Balance, December 31, 2013	(49,471)
Effective portion of changes in fair value of interest swap contracts	(293,020)
Reclassification adjustment	49,471
Balance, December 31, 2014	(293,020)
Effective portion of changes in fair value of interest swap contracts	(100,268)

Balance, December 31, 2015	(393,288)

During the year ended 2013 the gain transferred from accumulated other comprehensive income/(loss) to the statement of income was $67,849 and during the year ended December 31, 2014, the loss transferred from accumulated other comprehensive income/(loss) to the statement of income was $49,471. No transfer took place during the year ended December 31, 2015.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2015:

	Fair Value as of December 31, 2015	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	127,555	—	127,555	—
Interest Rate Swap Agreements	(978,853)	—	(978,853)	—

Total	(851,298)	—	(851,298)	—

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Fair Value as of December 31, 2014	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	1,977,051	—	1,977,051	—	(6,168,747)

Total	1,977,051	—	1,977,051	—	(6,168,747)

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

	Fair Value as of December 31, 2015	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	7,589,921	—	7,589,921	—	(8,238,987)

Total	7,589,921	—	7,589,921	—	(8,238,987)

As a result of the impairment analysis performed for the year ended December 31, 2015, three of the Company’s vessels, with a carrying amount of $15,828,908 were written down to their fair value as determined by the Company based on current demolition prices obtained from independent third party shipbrokers, for two of the vessels and based on vessel valuations for one of the vessels, obtained from independent third party shipbrokers as of December 31, 2015, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $8,238,987. This impairment charge was included in the accompanying consolidated statement of income under the caption “Impairment loss” for the year ended December 31, 2015.

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

On February 26, 2015, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $20,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2015, the Company completed the repurchase of 2,372,097 shares paying an average price per share of $5.46. These shares are held as treasury stock by the Company.

14. Equity Compensation Plan

During 2007, the Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2015, a total of 555,479 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007.

On November 22, 2012, the Company granted 74,761 non-vested restricted shares to the Company’s CEO, CFO, Executive and non-executive members of Board of Directors. The fair value of each share granted was $7.26 which is equal to the market value of the Company’s common stock on that day. The restricted shares vested on September 30, 2014.

On November 20, 2014, the Company granted 230,713 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $7.58 which is equal to the market value of the Company’s common stock on that day. The restricted shares vest over 3 years from the grant date, (115,357 restricted shares on November 20, 2015, 57,678 restricted shares on November 20, 2016 and 57,678 restricted shares on November 20, 2017).

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2013, 2014 and 2015.

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

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2013, 2014 and 2015 amounted to $292,628, $357,967 and $1,140,084, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2015, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2015	230,713	7.58
Vested	115,357	7.58
Forfeited	—	—
Non-vested, December 31, 2015	115,356	7.58

The total fair value of shares vested during the years ended December 31, 2014 and 2015 was $681,073 and $441,815, respectively, based on the closing share price at each vesting date. No shares vested during the year ended December 31, 2013. The remaining unrecognized compensation cost amounting to $469,623 as of December 31, 2015, is expected to be recognized over the remaining period of 1.89 years, according to the contractual terms of those non-vested share awards.

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2013	2014	2015
Numerator
Net income	21,217,193	12,685,826	2,566,678
Less: Undistributed earnings allocated to non-vested shares	(55,958)	(26,357)	(13,457)

Net income attributable to common shareholders, basic	21,161,235	12,659,469	2,553,221

Denominator

Weighted average number of shares outstanding, basic and diluted	28,271,746	39,305,644	41,315,127

Earnings per share, basic and diluted	0.75	0.32	0.06

The Company excluded the dilutive effect of 115,356 (2014: 230,713, 2013: 74,761) non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2015, as they were anti-dilutive.

16. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2013	2014	2015
Port expenses	2,067,494	2,278,961	3,960,574
Bunkers	8,347,130	7,553,318	8,566,490
Commissions	3,244,939	3,725,645	4,112,177
Other voyage expenses	643,067	529,587	936,297

Total	14,302,630	14,087,511	17,575,538

	Year ended December 31,
Vessels’ Operating Expenses	2013	2014	2015
Crew wages and related costs	22,138,595	26,378,730	31,391,419
Insurance	1,667,915	2,028,142	2,415,028
Repairs and maintenance	4,243,133	5,194,476	5,091,916
Spares and consumable stores	5,757,455	7,120,974	7,978,592
Miscellaneous expenses	2,716,455	4,713,014	3,777,670

Total	36,523,553	45,435,336	50,654,625

17. Income Taxes

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

18. Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. On August 5, 2015, our Aframax tanker “Spike” was arrested. This action related to security sought in connection with an arbitration proceeding involving a vessel not in the Company’s fleet that the applicant claims is under common control with the MT “Spike”. On August 20, 2015, the Company in order to secure the vessel’s release, lodged to the court a bank guarantee amounting to $9,837,000. As of December 31, 2015, this amount was in a restricted account and is presented under current restricted cash in the consolidated balance sheet. The Company believes that the outcome of this case will not have a material effect on its operations and financial position and will possibly result in the release of the bank guarantee and an equal increase in the cash flows from investing activities.

•

During 2014, the Company has entered into separate agreements to acquire six LPG carriers which are currently under construction, and are described in Notes 3 and 5. The Company has future outstanding commitments for installment payments for these agreements as follows:

December 31	Amount
2016	62,365,151
2017	145,824,000

Total	208,189,151

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of December 31, 2015, amount to $82,976,254 during 2016, $41,053,799 during 2017, $24,228,368 during 2018, $19,432,253 during 2019 and $17,677,068 during 2020. These amounts do not include any assumed off-hire. Of these amounts, $7,412,400 for the year ending December 31, 2016 and $2,023,500 for the year ending December 31, 2017 relate to time charter agreements with Emihar Petroleum Inc. as discussed in Note 3.

19. Sale and Leaseback of Vessels

In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. For the years ended December 31, 2014 and 2015, the amortization amounted to $4,954 and $195,040, respectively, and is included in Charter hire expenses in the consolidated statements of income. Lease payments relating to the bareboat charters of the vessels amounted to $325,758 and $4,320,000 for the years ended December 31, 2014 and 2015, and are included in Charter hire expenses in the consolidated statements of income. Future lease payments as of December 31, 2015, until the expiry of the charter back agreements, amount to $4,320,000 during 2016, $4,320,000 during 2017 and $4,008,000 during 2018.

20. Subsequent Events

(a)	On February 5, 2016, the Company paid the delivery installment amounting to $12,472,151 and took delivery of the vessel “Eco Nical”.

(b)	On February 16, 2016, the committed third tranche of the facility agreement dated December 20, 2013 amounting to $15,600,000 was drawn down.

(c)	On February 24, 2016, the Company entered into an agreement with Brave for the supervision of the construction of four of its vessels for a fixed fee of Euro 490,000 ($539,343 based upon the EUR/USD exchange rate of 1.1007) per vessel.

(d)	On March 7, 2016 the Company entered into a term sheet with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate term loan is up to $76,020,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

(e)	On March 9, 2016 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $74,480,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

(f)	On March 29, 2016, the Company paid to ship-builder an installment of $10,416,000 for two LPG carriers under construction contracted in 2014.

(g)	From the beginning of 2016 and up to April 1, 2016, the Company completed the repurchase of 644,178 shares of common stock paying an average price per share of $3.09. These shares are held as treasury stock by the Company.