Form 20-F
period 2016-12-31
StealthGas Inc.
filed 2017-04-25
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was: 39,860,563 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Our audited consolidated statements of operations and comprehensive income/(loss), stockholder’s equity and cash flows for the years ended December 31, 2014, 2015, and 2016 and the audited consolidated balance sheets as of December 31, 2015 and 2016, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements”.

	Year Ended December 31,
	2012	2013	2014	2015	2016
INCOME STATEMENT DATA
Revenues	$114,848,079	$111,667,565	$122,158,892	$131,501,881	$136,539,399
Revenues—related party	4,364,992	9,814,000	9,814,000	9,814,000	7,592,784
Total Revenues	$119,213,071	$121,481,565	$131,972,892	$141,315,881	$144,132,183
Operating expenses:
Voyage expenses	11,231,340	12,819,866	12,474,090	15,849,855	13,618,025
Voyage expenses—related party	1,472,410	1,482,764	1,613,421	1,725,683	1,772,240
Vessels’ operating expenses	28,674,675	32,439,404	41,335,984	46,477,583	55,680,993
Vessels’ operating expenses-related party	1,917,302	4,084,149	4,099,352	4,177,042	3,141,843
Charter hire expenses	—	—	320,804	4,124,960	4,054,387
Dry-docking costs	2,067,393	3,160,251	465,681	1,774,905	3,613,230
Management fees	4,315,720	4,807,010	5,501,675	6,452,145	7,346,180
General and administrative expenses	2,838,759	2,816,397	3,150,929	3,655,316	3,110,409
Depreciation	28,776,688	30,761,673	33,811,607	35,857,507	39,096,589
Impairment loss	—	—	6,168,747	8,238,987	5,735,086
Net gain on sale of vessels	(1,372,409)	—	—	(33,251)	(118,427)
Total expenses	79,921,878	92,371,514	108,942,290	128,300,732	137,050,555
Income from operations	39,291,193	29,110,051	23,030,602	13,015,149	7,081,628
Interest and finance costs	(9,408,230)	(8,189,475)	(9,314,539)	(10,385,261)	(14,268,148)
Loss on derivatives	(1,086,258)	(27,470)	(1,348,384)	(370,584)	(767,196)
Interest income	221,023	361,820	456,924	173,083	454,472
Foreign exchange gain/(loss)	(59,241)	(37,733)	(138,777)	134,291	(299,056)
Other expenses, net	(10,332,706)	(7,892,858)	(10,344,776)	(10,448,471)	(14,879,928)
Net income/(loss)	28,958,487	21,217,193	12,685,826	2,566,678	(7,798,300)
Earnings/(loss) per share, basic	$1.41	$0.75	$0.32	$0.06	$(0.20)
Earnings/(loss) per share, diluted	$1.41	$0.75	$0.32	$0.06	$(0.20)
Weighted (basic and diluted) average number of shares outstanding	20,552,568	28,271,746	39,305,644	41,315,127	39,824,038
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2012	2013	2014	2015	2016
BALANCE SHEET DATA
Current assets, including cash	$56,263,407	$97,885,057	$139,742,461	$123,372,369	$76,478,045
Total assets	711,743,545	849,673,159	944,358,260	1,037,874,170	1,001,942,344
Current liabilities	55,674,467	62,916,872	67,289,874	103,714,126	81,366,606
Derivative liability	5,949,241	3,232,967	2,456,663	978,853	364,823
Total long-term debt, including current portion	344,056,826	351,557,038	323,982,310	422,162,554	397,885,589
Net assets	342,033,442	472,594,443	592,390,274	583,051,160	573,975,304
Capital stock	211,796	326,796	442,850	442,850	442,850
Number of shares of common stock outstanding	20,627,329	32,127,329	42,889,773	40,517,676	39,860,563

	Year ended December 31,
	2012	2013	2014	2015	2016
OTHER FINANCIAL DATA
Net cash provided by operating activities	$48,440,976	$49,127,375	$55,237,735	$48,054,596	$36,154,088
Net cash used in investing activities	(43,898,116)	(119,786,421)	(91,107,863)	(165,005,713)	(44,009,850)
Net cash (used in)/provided by financing activities	(5,710,869)	114,608,308	79,018,076	87,899,271	(27,213,272)

FLEET DATA
Average number of vessels(1)	36.9	39.4	44.1	48.8	53.4
Total voyage days for fleet(2)	13,342	14,196	16,028	18,446	19,999
Total time and bareboat charter days for fleet(3)	11,531	11,896	13,893	14,516	15,831
Total spot market days for fleet(4)	1,811	2,300	2,135	3,930	4,168
Total calendar days for fleet(5)	13,494	14,399	16,136	18,541	20,275
Fleet utilization(6)	98.9%	98.6%	99.3%	99.5%	98.6%
Fleet operational utilization(7)	95.4%	92.3%	93.3%	92.5%	91.1%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,983	$7,550	$7,355	$6,708	$6,437
Vessel operating expenses(9)	2,267	2,537	2,816	2,732	2,901
General and administrative expenses(10)	210	196	195	197	153
Management fees(11)	319	334	341	348	362

Total daily operating expenses(12)	2,477	2,732	3,011	2,929	3,054

(1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2012	2013	2014	2015	2016
Voyage revenues	$119,213,071	$121,481,565	$131,972,892	$141,315,881	$144,132,183
Voyage expenses	(12,703,750)	(14,302,630)	(14,087,511)	(17,575,538)	(15,390,265)

Charter equivalent revenues	$106,509,321	$107,178,935	$117,885,381	$123,740,343	$128,741,918

Total voyage days for fleet	13,342	14,196	16,028	18,446	19,999

Adjusted average charter rate	$7,983	$7,550	$7,355	$6,708	$6,437

(9)	Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)	Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.
(12)	Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After improving from low levels in late 2011 until the third quarter of 2014, charter rates for small LPG carriers have since declined significantly, largely due to the fall in oil prices. If charter rates decline further, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2017, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2017, of our 51 LPG carriers in the water, including two vessels that are chartered in, 8 were deployed in the spot market while another 21 were scheduled to complete their existing charters during 2017. In addition, we expect to take delivery of three newbuilding LPG carriers in 2017 and one newbuilding LPG carrier in 2018 for which we have not yet arranged employment. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers is expected to be relatively limited in the period 2017-2018. Oil prices may remain low and economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

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

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. The first charter arrangement of our product carriers is scheduled to expire in July 2017, the second arrangement is scheduled to expire in January 2018, while the third charter arrangement of our product carriers is scheduled to expire in February 2019. The charter for our crude oil tanker is scheduled to expire in April 2018. If prevailing market conditions in these sectors, which have declined sharply since mid-2016 after a period of increasing rates from depressed levels beginning in the fourth quarter of 2014, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.

An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

The market supply of LPG carriers and tankers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new LPG carriers and tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of LPG carrier or tanker capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in 2016, 2015 and 2014, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Small LPG carrier and tanker values are currently at low levels, having declined after periods of modest recovery, and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

In 2016, we recognized an impairment loss of $5.7 million relating to six of our oldest vessels. In 2015, we recognized an impairment loss of $8.2 million relating to three of our older LPG vessels whose market values had declined below their carrying values. In 2014 we recognized an impairment loss of $6.2 million resulting from our decision to sell two of the older LPG carriers in our fleet for demolition. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”) before the first MARPOL renewal survey conducted after September 8, 2017 and for all vessels to be certified in accordance with the BWM convention by September 8, 2017, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

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

We currently maintain, for each of our vessels, pollution liability insurance coverage in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime, as was the case with the arrest of one of our vessels in August 2015 as discussed in “Item 8. Financial Information. Legal Proceedings”.

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

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. Although the frequency of sea piracy worldwide leveled off somewhat in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s past threat to close the Straits of Hormuz, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria, and the events in Ukraine and related sanctions against Russia may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

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

None of our vessels called in any ports in Cuba, Sudan or Syria or in Iran in 2012, 2013, 2014 or 2015. In 2016, two of our vessels made two port calls to Iran, representing less than 0.1% of the 2,412 total port calls made by all the vessels owned by us in 2016. We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions. See also “Item 4B: Business Overview—Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” for information on the port calls made to Iran. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

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

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector, or in the case of our product carriers the refined petroleum product carrier sector and in the case of our crude oil tanker the crude oil tanker sector, of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results, operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire or when we are attempting to charter the newbuilding LPG carriers which we have agreed to acquire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2017, of our 55 vessels, including two chartered in vessels, 47 were under period charters (bareboat charters and time charters), while 8 were deployed in the spot market. As of April 1, 2017, 67% of our anticipated fleet days were covered by period charter contracts for the remainder of 2017 and 24% for 2018 (in each case, excluding our contracted newbuilding vessels), with period charters for 21 of our vessels scheduled to expire in 2017 and 15 of our period charters scheduled to expire in 2018. We have not yet arranged employment for our four 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017 and 2018.

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

In our operating history we have derived a significant part of our revenue from a small number of charterers. For both years ended December 31, 2014 and 2015 we had only one customer from which we derived more than 10% of our revenues, accounting for 13%, while for 2016 we had no customers from which we derived more than 10% of our revenues. For the year ended December 31, 2016, our three largest customers accounted for 24% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

They also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2016, we were in compliance with the loan covenants.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected product carrier and Aframax tanker values, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements as we did in 2016, 2015 and 2014, which would adversely affect our financial results and further hinder our ability to raise capital.

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

Global economic conditions and financial markets have been volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. The sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions, including financial institutions located in Greece, which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United Kingdom, Germany, France, The Netherlands, Luxembourg and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, continued recession and fragile political stability, as well as the deposit and debt ratings of several Greek banks that reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects. In addition, in 2015 Greece implemented capital controls restricting the transfer of funds out of Greece; we hold a limited amount of cash in Greece, therefore our business and operations were not, and will not be affected. We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions.

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

As of December 31, 2016 we had outstanding indebtedness, net of capitalized arrangement fees of $397.9 million. As of April 1, 2017 we expected to incur further indebtedness as we finance the remaining purchase price of our four contracted vessels and further expand our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any increase in the present low interest rate levels may increase the cost of servicing our indebtedness with similar results.

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

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. As of December 31, 2016, we had 15.2% of our loan exposure under interest rate swap arrangements. Even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, which as of April 1, 2017 had an aggregate notional amount of nil we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, which as of April 1, 2017 had an aggregate notional amount of $58.9 million, are recognized in “Accumulated other comprehensive (loss)/income” on our balance sheet, and can affect compliance with covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

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

As of April 1, 2017, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 55 operating vessels in our fleet and technical manager for 36 of the 42 operating vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of the remaining six vessels in our fleet not deployed on bareboat charters to Brave Maritime, which is affiliated with Stealth Maritime.

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

As of April 1, 2017, we had agreed to acquire four newbuilding eco LPG carriers under construction to be delivered to us in 2017 and 2018 upon their completion by a South Korean shipyard. In 2016, at our request due to charter market conditions, the delivery dates for these four newbuildings were delayed to these dates from the original delivery dates scheduled for 2016 and 2017. Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

Since our initial public offering through to December 31, 2016 we have sold 22 LPG carriers and we may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to six LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for three LPG carriers in our fleet give the charterer the right to purchase the respective vessel at the end of the current charter term in 2021 and 2022. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carriers values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2017, the average age of the vessels in our fleet, including chartered in vessels, was approximately 9.8 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 11.1% of our outstanding common stock as of April 1, 2017 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 11.1% of our shares of common stock as of April 1, 2017, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

We do not believe that we were a PFIC for 2016. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2016. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2016 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2016, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2017 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10 Additional Information—Tax Consequences—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information—Tax Consequences—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

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

In October 2005, we completed an initial public offering of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trades on the Nasdaq Global Select Market under the symbol “GASS”.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 62 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 22 LPG carriers so that as of December 31, 2016, we had a fleet of 51 LPG carriers, including two LPG carriers we charter-in, three product carriers, and one Aframax crude oil tanker.

During 2016, we took delivery of two newbuilding LPG carriers and sold two older LPG carriers. As of April 1, 2017, we also had agreements to acquire four LPG carriers under construction with expected deliveries in the period from the second quarter of 2017 to the second quarter of 2018. Once the delivery of these newbuildings is completed, our fleet will be composed of 55 LPG carriers, including two vessels that are chartered-in which aggregate 14,717 cbm in capacity, with a total capacity of approximately 345,729 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2017, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2017, our fleet consisted of 51 LPG carriers, including two chartered-in LPG carriers, with an average age of 9.9 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have agreements to acquire four LPG carriers, each of 22,000 cbm capacity, which are scheduled to be delivered in the period from the second quarter of 2017 to the second quarter of 2018.

The table below describes our fleet and its deployment as of April 1, 2017.

LPG Carriers (51 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Nical	2016	7,541	fully-pressurized	Time Charter	June 2017
Gas Cathar(2)	2001	7,517	fully-pressurized	Time Charter	November 2017
Gas Husky	2012	7,516	fully-pressurized	Bareboat Charter	January 2018
Gas Esco	2012	7,514	fully-pressurized	Time Charter	June 2017
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	June 2017
Eco Chios(3)	2014	7,211	fully-pressurized	Bareboat Charter	June 2022
Eco Stream(3)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	January 2018
Gas Premiership(2)	2001	7,200	fully-pressurized	Spot	—
Gas Haralambos	2007	7,020	fully-pressurized	Spot	—
Gas Marathon	1995	6,572	fully-pressurized	Spot	—
Gas Moxie	1992	6,562	fully-pressurized	Spot	—
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	January 2018
Gas Ethereal	2006	5,036	fully-pressurized	Time Charter	December 2017

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Gas Prodigy	2003	5,031	fully-pressurized	Time Charter	September 2017
Eco Enigma	2015	5,025	fully-pressurized	Time Charter	January 2018
Eco Universe	2015	5,025	fully-pressurized	Time Charter	August 2019
Eco Czar	2015	5,020	fully-pressurized	Time Charter	August 2017
Eco Nemesis	2015	5,019	fully-pressurized	Time Charter	January 2018
Gas Monarch	1997	5,018	fully-pressurized	Spot	—
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	January 2018
Gas Shuriken	2008	5,018	fully-pressurized	Time Charter	October 2017
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	March 2018
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	June 2017
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2018
Gas Inspiration	2006	5,018	fully-pressurized	Time Charter	September 2017
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	October 2017
Gas Nirvana	1996	5,014	fully-pressurized	Time Charter	April 2017
Gas Icon	1994	5,012	fully-pressurized	Time Charter	July 2017
Gas Emperor	1994	5,009	fully-pressurized	Time Charter	January 2018
Gas Texiana .	1995	5,001	fully-pressurized	Time Charter	April 2017
Eco Green(4)	2015	4,991	fully-pressurized	Time Charter	November 2020
Eco Dream(4)	2015	4,989	fully-pressurized	Time Charter	September 2020
Gas Sincerity(3)	2000	4,129	fully-pressurized	Bareboat Charter	August 2018
Gas Spirit	2001	4,112	fully-pressurized	Time Charter	August 2017
Gas Zael(3)	2001	4,111	fully-pressurized	Bareboat Charter	February 2018
Gas Sikousis	2006	3,586	fully-pressurized	Time Charter	December 2017
Eco Loyalty(5)(6)	2015	3,529	fully-pressurized	Bareboat Charter	June 2022
Eco Elysium(5)	2014	3,526	fully-pressurized	Bareboat Charter	September 2021
Eco Royalty(5)(6)	2015	3,525	fully-pressurized	Bareboat Charter	April 2022
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	June 2017
Eco Lucidity	2015	3,517	fully-pressurized	Time Charter	December 2017
Gas Evoluzione	1996	3,517	fully-pressurized	Time Charter	March 2017
Gas Imperiale	2008	3,515	fully-pressurized	Time Charter	January 2018
Gas Legacy	1998	3,514	fully-pressurized	Spot	—
Gas Astrid(3)	2009	3,514	fully-pressurized	Bareboat Charter	April 2022
Gas Enchanted	2006	3,514	fully-pressurized	Time Charter	May 2017
Gas Exelero(3)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Spot	—
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	January 2018
Gas Pasha	1995	3,310	fully-pressurized	Spot	—
		257,729 cbm

(1)	Earliest date charters could expire.
(2)	Vessel chartered-in by us under a bareboat charter scheduled to expire in the fourth quarter of 2018 for Gas Premiership and in the first quarter of 2020 for Gas Cathar.
(3)	Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time by an agreed annual amount or pro-rated from the agreed value of the vessel at the time of entering into the charter in the first quarter of 2014.
(4)	Charterer has option to extend charter for an additional year.
(5)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter at the price agreed at the time of entering into the agreement.
(6)	Charterer has option to extend charter for an additional three-year period.

Contracted Newbuilding LPG Carriers (4 Vessels)

Name		Vessel Size (cbm)	Vessel Type	Scheduled Delivery
To be named		22,000	semi-refrigerated	Q2 2017
To be named		22,000	semi-refrigerated	Q3 2017
To be named		22,000	semi-refrigerated	Q4 2017
To be named		22,000	semi-refrigerated	Q2 2018
		88,000 cbm
Total LPG Carrier Fleet:	55 vessels	345,729 cbm

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Magic Wand (ex. Navig8 Fidelity)	2008	47,000	MR product carrier	Time Charter	January 2018
Stealth Falcon (ex. Navig8 Faith)	2008	47,000	MR product carrier	Bareboat Charter	February 2019
Stealth Bahla	2009	46,000	MR product carrier	Bareboat Charter	July 2017
Stealth Berana (ex. Spike)	2010	115,804	Aframax oil tanker	Bareboat Charter	April 2018
		255,804 dwt

(1)	Earliest date charters could expire.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia Crew Management Philippines Inc and Southfield Agencies Inc. both based in Manila and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. The two Crew managers and one Technical manager are supervised by Stealth Maritime. As of April 1, 2017, the technical management of six of our ships was subcontracted by Stealth Maritime to Brave Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2018.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2016 Selandia, Crew Management Philippines Inc and Southfield Agencies Inc. each of which is based in Manila were responsible for providing the crewing of the LPG fleet, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2017 and including our two chartered in vessels, we had 8 LPG carriers operating in the spot market, 20 vessels on time charters expiring in 2017, 14 on time charters expiring from 2018 to 2020 and 13 on bareboat charters expiring from 2017 to 2022. In terms of charter coverage as of April 1, 2017, we had 67% of the available calendar days fixed under period charters for 2017, and 24% for 2018; in each case excluding the four LPG carriers, three to be delivered in 2017 and one in 2018 that we have contracted to acquire. We have not yet arranged employment for the four newbuilding vessels.

While the majority of our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe and Latin America. According to industry reports, the United States may increase its exports of LPG products in the near future. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2016, we had 57 customers, with no customer accountable for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. We may incur costs to comply with the amended Annex VI requirements.

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

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (“BWMS”). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Each vessel in our current fleet has been issued or will be issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

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

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$8 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from $10 million to $45 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $45 million to $80 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.

The Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $80 million) up to an amount of US $2.08 billion any one claim (US $1 billion for oil pollution claims). It is said to be the largest single marine reinsurance contract in the market.

As a member of a Mutual P&I Association, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its financial year results that they are determined by 3 main parameters, i.e the exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to concluding our P&I insurance with only “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Disclosure of Activities pursuant to Section 13(r) of the U.S Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2016 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2016, two of our vessels made an aggregate total of two port calls to Iran to load C3 + (a petrochemical gas) which was subsequently discharged in China. These port calls were made while the vessels were on spot charter to an international Far Eastern trader operating under such charterer’s instructions.

These port calls represented less than 0.1% of the 2,412 total port calls made by all the vessels owned by us in 2016. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterer. The aggregate gross revenue attributable to these port calls was approximately $730 thousands while the aggregate net profit was $583 thousands. All the charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to or from Iran which is subject to U.S. sanctions.

We do not believe that any of these transactions or activities are sanctionable. January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the E.U., and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the United States and the E.U. lifted nuclear-related sanctions on Iran. All activities, transactions and dealings reported in this section occurred after the implementation date of the JCPOA. We intend to continue to charter our vessels to charterers who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2017, our LPG carrier fleet, including our two chartered in vessels, had an average age of 9.9 years, and we had four newbuildings scheduled to be delivered from the second quarter of 2017 to the second quarter of 2018, representing an aggregate capacity of approximately 34.1% of our existing LPG fleet’s capacity. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2017, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years. We have limited exposure to seasonality with respect to our product carriers, as two of them have been deployed on fixed rate bareboat charters which expire in 2017 and 2019, while our third product carrier is employed under a time charter which expires in January 2018. The Aframax crude oil tanker is deployed on a fixed rate bareboat charter expiring in April 2018.

C. Organizational Structure

As of December 31, 2016, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2016 we operated a fleet of 51 LPG carriers, including 49 vessels we own and two vessels we charter-in, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. In addition, we are scheduled to take delivery of an additional four newbuilding eco LPG carriers of 22,000 cbm each, three scheduled for delivery in 2017 and one in 2018. Once the delivery of these newbuildings is completed, our fleet will be composed of 53 LPG carriers, excluding the two vessels that are chartered in, with a total capacity of 331,012 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker, assuming no further acquisitions or dispositions. For the years ended December 31, 2014, 2015 and 2016, we owned an average of 44.1, 48.8 and 53.4 vessels, respectively, generating revenues of $132.0 million, $141.3 million and $144.1 million, respectively.

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

•

Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter

As of April 1, 2017, 10 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet, as of April 1, 2017, 8 were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2017, 67% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2017 and 24% for 2018 (in each case excluding the newbuilding LPG carriers which we have agreed to acquire, but have not yet been delivered). The corresponding forward coverage as of April 1, 2016 was 62% for the remainder of 2016 and 32% for 2017. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier charter rates and utilization levels since the fourth quarter of 2014, particularly in the smaller vessel classes. As of April 1, 2017, we had 8 vessels trading in the spot market. We expect to take delivery of four LPG carrier newbuildings from the second quarter of 2017 to the second quarter of 2018, for which we have not yet arranged employment. Charter rates remain subject to further downside risks, including in the event of increased weakness in the global economy and lower demand for the seaborne transport of LPG, which may result from lower oil prices and reduced supply from lower oil and natural gas production.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, one of our product carriers is employed on a time charter expiring in January 2018 and two of the product carriers are deployed on fixed rate bareboat charters expiring in July 2017 and February 2019, while the Aframax tanker is deployed on a fixed rate bareboat charter that expires in April 2018, which has limited our exposure to fluctuations in charter rates for these vessels. However they will be exposed to prevailing charter rates in the product and crude tanker sectors when their existing charters expire.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2014, 2015 and 2016. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term or medium term fixed rate charters.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which has declined since the third quarter of 2014 as a result of the decline in oil prices, accounted for 39.7% of total voyage expenses for the year ended December 31, 2016, 48.7% of total voyage expenses for the year ended December 31, 2015 and 53.6% of total voyage expenses for the year ended December 31, 2014. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2016, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 6.9%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2017, we had 8 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2016 was 13 and as of April 1, 2015 was 10.

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

Management Fees

During 2016, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Technical Officer, and Internal Auditor. During the year ended December 31, 2016, such compensation was in the aggregate amount of $1.1 million. We had $0.1 million of unrecognized stock-based compensation expense as of December 31, 2016, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2014. Of these equity awards, 50% vested in November 2015, 25% vested in November 2016 and 25% are scheduled to vest in November 2017. Such expenses will be recognized as general and administrative expenses over the vesting period until November 2017.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2016, we dry docked 10 vessels at a total cost of $3.6 million. We expect that during 2017 our dry docking costs will be lower, as 7 vessels are scheduled to be dry docked in 2017.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the year ended December 31, 2016, we recognized an impairment loss of $5.7 million on six of our oldest vessels. For the year ended December 31, 2015, we recognized an impairment loss of $8.2 million with respect to three of our older vessels. In December 2014, we recognized an impairment loss of $6.2 million on two vessels scrapped within 2015.

Net Gain on Sale of Vessels

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

On January 21, 2016, we sold the Gas Arctic and on December 2, 2016 we sold the Gas Ice, for which we recognized an aggregate gain of $0.1 million. On April 1, 2015, we sold the Gas Kaizen and on April 16, 2015 we sold the Gas Crystal, both for demolition; we recognized a gain of $0.02 million and $0.01 million respectively on the sale of these two vessels. During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC 840-40, the net gain on sale of vessels of $0.8 million must be amortized throughout the lease period of the vessels.

Loss on Derivatives

All of our five interest rate swaps, as of December 31, 2016, are accounted for as cash flow hedges and the changes in their fair values are recorded in “Accumulated other comprehensive (loss)/income”. Two interest rate swaps that were not accounted for as cash flow hedges, expired in March 2016. All changes in the fair value of our cash flow interest rate swaps and foreign currency exchange agreements that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” To the extent we have interest rate swaps and foreign currency exchange agreements in this category, this increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.

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

Results of Operations

Year ended December 31, 2016 compared to the year ended December 31, 2015

The average number of vessels in our fleet was 53.4 for the year ended December 31, 2016 compared to 48.8 for the year ended December 31, 2015.

REVENUES—Voyage revenues for the year ended December 31, 2016 were $144.1 million compared to $141.3 million for the year ended December 31, 2015, an increase of $2.8 million. Total calendar days for our fleet were 20,275 for the year ended December 31, 2016 compared to 18,541 for the year ended December 31, 2015; due to the increase in the average number of vessels in our fleet. Of the total calendar days in 2016, 5,080 or 25.1% were bareboat charter days and 10,751 or 53.0% were time charter days. This compares to 5,543 or 29.9% bareboat charter days and 8,973 or 48.4% time charter days in 2015. Our fleet operational utilization was 91.1% and 92.5% for the years ended December 31, 2016 and December 31, 2015, respectively. Although rates decreased between the two periods, revenues increased in 2016 due primarily to the higher number of voyage days for our fleet.

VOYAGE EXPENSES—Voyage expenses were $15.4 million for the year ended December 31, 2016 compared to $17.6 million for the year ended December 31, 2015, a decrease of $2.2 million, or 12.5%. This was primarily due the lower number of vessels operating under spot charters and lower fuel prices. Voyage expenses consisted largely of bunker charges in the amount of $6.1 million for 2016 compared to bunker charges in the amount of $8.6 million for 2015, a decrease of $2.5 million, due to the decrease in the number of vessels operating in the spot market and lower fuel prices. Under spot charters we are responsible for paying the vessels’

bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $3.3 million for the year ended December 31, 2016 compared to $4.0 million for the year ended December 31, 2015, a decrease of $0.7 million and commissions to third parties which were $2.5 million for the year ended December 31, 2016, compared to $2.4 million for the year ended December 31, 2015, an increase of $0.1 million.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $58.8 million for the year ended December 31, 2016 compared to $50.7 million for the year ended December 31, 2015, an increase of $8.1 million, or 16.0%.The increase in operating expenses was driven by the increase in vessel calendar days by 9.4% and one vessel coming off bareboat charter. Other components of vessel operating expenses were spares and consumable stores, which increased from $8.0 million in the year ended December 31, 2015 to $8.5 million in the year ended December 31, 2016 while repairs and maintenance costs were $5.1 million in the year ended December 31, 2015 compared to $5.7 million in the year ended December 31, 2016.

DRY DOCKING COSTS—Dry docking costs were $3.6 million for the year ended December 31, 2016 compared to $1.8 million for the year ended December 31, 2015, an increase of $1.8 million, or 100%. Dry docking costs increased due to a higher number of vessels having to undergo dry docking inspections in the year ended December 31, 2016 compared to the number of vessels that underwent dry docking inspections in the year ended December 31, 2015. For the year ended December 31, 2016 ten vessels were dry docked compared to four vessels for the year ended December 31, 2015.

MANAGEMENT FEES—Management fees were $7.3 million for the year ended December 31, 2016 compared to $6.5 million for the year ended December 31, 2015, an increase of $0.8 million or 12.3%. The increase was due to the higher average number of vessels in the fleet; 53.4 for the year ended December 31, 2016 compared to 48.8 for the year ended December 31, 2015. The daily management fees per vessel did not change during these periods. For the year ended December 31, 2016, 73.6% of our total calendar days related to vessels under time or spot charter while for the year ended December 31, 2015, 69.6% related to vessels under time or spot charter. The increase in management fees in 2016 resulted from increases in both the total number of calendar days, which was due to the increase in the average size of our fleet, and the number of time and spot charter days, for which the higher rate of $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2016 were $3.1 million compared to $3.7 million for the year ended December 31, 2015, a decrease of $0.6 million or 16.2%. Included in the general and administrative expenses for both years ended December 31, 2016 and December 31, 2015 are $1.1 million paid to our manager for the services of the Company’s executive officers pursuant to our management agreement. Stock based compensation expense for the vested and non- vested shares, which is also part of the general and administrative expenses, decreased to $0.3 million during the year ended December 31, 2016 from $1.1 million during the year ended December 31, 2015.

DEPRECIATION—Depreciation expenses for the 53.4 average number of vessels in our fleet for the year ended December 31, 2016 were $39.1 million compared to $35.9 million for the 48.8 average number of vessels in our fleet for the year ended December 31, 2015 an increase of $3.2 million, or 8.9%. The increase is due to the higher average number of vessels in our fleet in the 2016 period.

IMPAIRMENT LOSS—During the year ended December 31, 2016, the Company recognized an impairment loss of $5.7 million for six of its oldest vessels, while for the year ended December 31, 2015 the Company recognized an impairment loss of $8.2 million for three of its oldest vessels, two of which were impaired to their scrap value.

NET GAIN ON SALE OF VESSELS—During the year ended December 31, 2016 we sold two of our oldest vessels, the Gas Arctic for demolition and the Gas Ice for further trading. The net gain on the sale of these vessels was $118.4 thousands. During the year ended December 31, 2015, we sold two vessels, the Gas Kaizen and the Gas Crystal, for demolition. The net gain on the sale of these vessels was $33.3 thousands.

INTEREST AND FINANCE COSTS—Interest and finance costs were $14.3 million for the year ended December 31, 2016 compared to $10.4 million for the year ended December 31, 2015, an increase of $3.9 million, or 37.5%. The increase in interest and finance cost was mainly due to an increase in loan interest expenses, mainly as a result of the increase in Libor rates.

LOSS ON DERIVATIVES— Included in the results for the year ended December 31, 2016 are net losses from interest rate derivative instruments of $0.8 million. Interest paid on interest rate swap arrangements amounted to $1.1 million for the year ended December 31, 2016, compared to $1.4 million for the year ended December 31, 2015 and net gains from change in fair value of the same arrangements amounted to $0.3 million for the year ended December 31, 2016 compared to $1.2 million for the year ended December 31, 2015.

INTEREST INCOME—Interest income was $0.5 million for the year ended December 31, 2016 compared to $0.2 million for the year ended December 31, 2015, an increase of $0.3 million, related mostly to higher interest on deposits offered by financial institutions.

NET INCOME/(LOSS)—As a result of the above factors, we recorded a net loss of $7.8 million for the year ended December 31, 2016, compared to net income of $2.6 million for the year ended December 31, 2015.

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

NET GAIN ON SALE OF VESSELS—During the year ended December 31, 2015 we sold two of our oldest vessels, the Gas Kaizen and the Gas Crystal for demolition. The net gain on the sale of these vessels was $33.3 thousands. During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis for a period of four years. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC 840-40, the net gain on sale of vessels of $0.8 million, is amortized throughout the lease period of the vessels. Amortization of deferred gain on sale and leaseback of the vessels for the year ended December 31, 2015 was $0.2 million and is included in Charter hire expenses in the consolidated statements of operations.

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

B. Liquidity and Capital Resources

As of December 31, 2016, we had cash and cash equivalents of $65.0 million and $3.4 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.

We had net proceeds of $1.5 million from vessel sales in 2016, $2.0 million in 2015 and $27.9 million in 2014. We raised capital in 2014 through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock as described below.

Our liquidity needs, as of December 31, 2016 through the end of 2017, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of four LPG carrier newbuildings under construction. Generally, our primary sources of funds, in the short term, have been cash from operating activities, and, in the long term, bank borrowings and equity financings. We expect to fund the remaining purchase price of $110.0 million for the three newbuilding vessels scheduled to be delivered in 2017 and the two installments payable in 2017 for the vessel scheduled to be delivered in 2018 of $10.4 million, with available cash and borrowings under two new credit facilities which we have entered into. Beyond 2017, our liquidity needs will additionally include capital expenditures for the remaining balance of the purchase price of one additional LPG carrier newbuilding which amounts to approximately $36.8 million which we expect to fund with borrowings under our two new credit facilities. As of December 31, 2016, we had paid a total of $52.1 million in deposits for four LPG carrier newbuildings which had an aggregate remaining purchase price of $157.3 million. The aforementioned amount is payable in the amount of $120.5 million in 2017 and $36.8 million in 2018. We expect to fund the remaining amount of the purchase price for the remaining newbuildings through existing and internally generated funds and our new credit facilities, which we have entered into. The total available amount under the aforementioned new credit facilities is up to $150.5 million, depending on the vessels’ employment and market value at the time of their respective deliveries in 2017 and 2018.

As of December 31, 2016, our aggregate debt outstanding net of capitalized arrangement fees was $397.9 million, of which $54.6 million was payable within 12 months. We believe our working capital is sufficient for our present short-term liquidity requirements. If there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment our ability to draw down the full amount of certain of our committed credit facilities may be restricted. These facilities contain restrictions on the amount of cash that can be advanced to us based on the market value, or in some cases employment, of the vessel in respect of which the advance is being made. We believe our internally generated cash flows and the borrowings under already arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. There is no fixed time period for this repurchase program. As of April 1, 2017, 3,872,232 shares of common stock had been repurchased for an aggregate of $20.3 million. Our dividend policy will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.”

Cash Flows

Net cash provided by operating activities—was $36.2 million for the year ended December 31, 2016, $48.1 million for the year ended December 31, 2015 and $55.2 million for the year ended December 31, 2014. This represents the net amount of cash, after expenses, generated by chartering our vessels. The decrease in net cash provided by operating activities in 2016 compared to 2015 was mainly due to the net loss as a result of further decline in freight rates, low demand that took place in 2016 and the increase in our operating costs due to our fleet expansion. The decrease in net cash provided by operating activities in 2015 compared to 2014 was mainly due to the lower net income as a result of increased voyage and operating costs due to our fleet expansion and the decline in freight rates that took place in 2015.

Net cash used in investing activities—was $44.0 million for the year ended December 31, 2016, $165.0 million for the year ended December 31, 2015 and $91.1 million for the year ended December 31, 2014. During 2016, we acquired two LPG vessels, the Eco Nical and the Eco Dominator for which we paid a total of $33.0 million while we paid an amount of $23.2 million as advances related to the four remaining LPG newbuilding deliveries. During 2015, we acquired ten LPG vessels, the Eco Lucidity, the Eco Enigma, the Eco Galaxy, the Eco Universe, the Eco Royalty, the Eco Loyalty, the Eco Dream, the Eco Green, the Eco Nemesis and the Eco Czar, for which we paid a total of $149.9 million. In addition to payments related to vessel deliveries for 2015, during the aforementioned year we paid an amount of $5.2 million as advances for the five vessels expected to be delivered in future years. During 2014, we acquired five LPG vessels, the Eco Stream, the Eco Chios, the Eco Invictus, the Eco Elysium, and the Eco Corsair, for which we paid $81.6 million. During 2014 we also agreed to acquire sixteen newbuildings for which we paid advances of $48.4 million. With regards to the sale of vessels, during 2016 we sold two of our oldest vessels, the Gas Arctic for demolition and the Gas Ice for further trading, with net sale proceeds of $1.5 million. In 2015, we sold two of our oldest vessels, the Gas Kaizen and the Gas Crystal, for demolition, with net sale proceeds of $2.0 million. During 2014 we sold two vessels, the Gas Cathar and Gas Premiership, with net proceeds of $27.9 million and we had net proceeds related to the cancellation of vessels acquisition amounting to $10.0 million.

Net cash used in financing activities—was $27.2 million for the year ended December 31, 2016 consisting mainly of $31.2 million in proceeds from long-term debt offset by $55.6 million in loan repayments. Net cash provided by financing activities was $87.9 million for the year ended December 31, 2015 consisting mainly of $155.1 million in proceeds from long-term debt while $55.9 million in loan repayments of which $42.4 million were regular loan installments and $13.5 million was a voluntary repayment of an existing credit facility. In addition, in the year ended December 31, 2015, $13.4 million was spent in relation to the Company’s stock repurchase program. Net cash provided by financing activities was $79.0 million for the year ended December 31, 2014 consisting mainly of $112.3 million net proceeds from common stock issuances, $47.9 million in loan proceeds for the acquisition of five vessels and $75.3 million in loan repayments of which $42.5 million were regular loan installments, $13.8 million were repayments related to the sale of vessels in 2014 and $19.0 million was a voluntary repayment of an existing credit facility.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $397.9 million, as of December 31, 2016 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels

June 21, 2007	$14.41	Dec 2017	Semi-Annual	$1.54	$11.33	Magic Wand (ex.Navig8 Fidelity)

July 30, 2008	$17.73	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

February 12, 2008	$16.88	Feb 2020	Quarterly	$0.63	$8.75	Stealth Falcon (ex. Navig8 Faith)

October 9, 2008	$7.09	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis

April 14, 2014	$14.50	Apr 2020	Quarterly	$0.35	$9.60	Gas Astrid, Gas Exelero
	$0.40	Apr 2017	Quarterly	$0.20	$—	Gas Galaxy

April 16, 2014	$20.46	Apr 2020	Quarterly	$0.52	$13.18	Gas Haralambos, EcoLucidity
	$1.88	Apr 2018	Quarterly	$0.31	$—	Gas Spirit

September 15, 2016	$21.14	Sep 2021	Quarterly	$1.01	$2.01	Stealth Berana (ex.Spike), Gas Zael

February 1, 2011	$10.18	Mar 2018	Quarterly	$0.28	$8.80	Gas Elixir
	$10.35	Apr 2018	Quarterly	$0.28	$8.70	Gas Cerberus
	$10.73	Sept 2018	Quarterly	$0.28	$8.80	Gas Myth

March 1, 2011	$14.63	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$14.75	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco

September 23, 2013	$28.79	Sept 2020	Quarterly	$1.26	$9.84	Gas Ethereal, Gas Alice, Gas Enchanted, Gas Inspiration, Gas Imperiale

March 24, 2014	$14.00	Mar 2021	Semi-Annual	$0.63	$8.33	Eco Stream
	$14.00	Jun 2021	Semi-Annual	$0.63	$8.33	Eco Chios
	$14.84	Jul 2022	Semi-Annual	$0.54	$8.33	Eco Galaxy

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
June 12, 2014	$11.24	Oct 2020	Quarterly	$0.22	$7.72	Eco Invictus

June 20, 2014	$8.89	Jan 2023	Quarterly	$0.17	$4.64	Eco Corsair
	$9.56	Jan 2023	Quarterly	$0.19	$4.93	Eco Elysium

July 29, 2014	$11.35	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$11.35	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe

July 4, 2014	$10.36	Aug 2021	Quarterly	$0.20	$6.50	Eco Czar
	$10.36	Sep 2021	Quarterly	$0.20	$6.50	Eco Nemesis

December 20, 2013	$14.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Dream
	$14.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Green
	$14.87	Feb 2023	Quarterly	$0.25	$8.74	Eco Nical
	$15.11	Jun 2023	Quarterly	$0.25	$8.74	Eco Dominator

December 24, 2015	$10.45	Dec 2022	Quarterly	$0.19	$5.97	Eco Royalty
	$10.45	Dec 2022	Quarterly	$0.19	$5.97	Eco Loyalty

The interest rates on the outstanding loans as of December 31, 2016 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 3.43% for the year ended December 31, 2016 and 2.67% for the year ended December 31, 2015. As of December 31, 2016, $60.8 million of our outstanding loans were covered by the interest rate swap agreements paying fixed rates ranging from 1.52% to 2.60% and received floating rates based on LIBOR.

As of April 1, 2017, fourteen of our vessels, the Gas Evoluzione, the Gas Texiana, the Stealth Bahla, the Gas Emperor, the Gas Moxie, the Gas Icon, the Gas Prodigy, the Gas Nirvana, the Gas Flawless, the Gas Legacy, the Gas Monarch, the Gas Marathon, the Gas Pasha and the Gas Sincerity, were unencumbered. Other than amounts to be drawn down under the two new credit facilities for the partial financing of the four LPG vessels under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

As of April 1, 2017, we had entered into a credit facility of up to $74.5 million to partially finance two of our 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017 and a credit facility of up to $76.0 million to partially finance our other two 22,000 cbm LPG carrier newbuildings scheduled to be delivered in 2017 and 2018, respectively, or in each case a lesser amount depending on the vessels’ employment and market value at the time of their respective deliveries. In addition to a first priority mortgage over the vessels being financed, the term loans will be secured by the assignment of the respective vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiaries. The credit facilities contain similar events of default and financial covenants as those contained in our other credit facilities.

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

•

to maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $5,174,710 in the earnings account with the relevant banks.

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

After increasing throughout 2007 and into 2008, charter rates for small LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there had been some improvement from the fourth quarter of 2011 to the third quarter of 2014, charter rates have since declined due largely to the dramatic decline in oil prices and rates remain well below levels reached in 2007 and 2008 and could further decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the LPG sector of 3,000 to 8,000 cbm small LPG carriers is expected to be relatively limited in 2017 and 2018 as the order book for scheduled deliveries in these years is almost negligible while currently zero for the years thereafter.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions, credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities, to partially finance their acquisitions.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

Contractual obligations as of December 31, 2016 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2017)	1-3 years (2018-2019)	3-5 years (2020-2021)	More than 5 years (After January 1, 2022)
Long-term debt obligations	$400,230	$55,239	$100,323	$158,651	$86,017
Interest on principal amounts outstanding(1)	$60,252	$14,392	$25,456	$15,381	$5,023
Interest on interest rate swap arrangements outstanding(1)	$316	$427	$107	$(218)	$—
Management fees(2)	$11,310	$7,540	$3,770	$—
Operating lease	$9,210	$3,720	$5,100	$390	$—
Vessel purchase commitments	$157,250	$120,464	$36,786	$—	$—

Total	$638,568	$201,782	$171,542	$174,204	$91,040

(1)	Based on assumed 3M LIBOR rates of 1.15% for 2017, 1.62% for 2018, 1.98% for 2019, 2.21% for 2020, 2.35% for 2021 and 2.47% thereafter and assumed 6M LIBOR rates of 1.22% for 2017, 1.68% for 2018, 2.02% for 2019, 2.24% for 2020, 2.38% for 2021 and 2.50% thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1.0% of the contract price of any vessels bought or sold on our behalf.

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

Impairment or disposal of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets in connection, with our performance of an annual review on December 31 and whenever indicators of impairment are present. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet and the decline in the global economy were considered to be indicators of potential impairment. As of December 31, 2016 we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and:

•	revenue estimates based on nine year historical average rates (base rate) for periods for which there is no charter in place for vessels of less than twenty years of age and,

•	revenue estimates based on five year historical average rates for periods for which there is no charter in place for vessels of twenty years of age and above,

with an annual 1% revenue increase for both categories.

We also assumed an average annual inflation rate of 1.5% for operating expenses using as a base rate:

•	the actual operating expenses as per vessel for the year ended December 31, 2016 for the vessels of less than twenty years of age, and

•	the average operating expenses of the last five years for the vessels of twenty years of age and above.

Utilization rate was assumed to be:

•	94.0% for vessels of less than twenty years of age, and

•	actual five year historical average utilization rate for the vessels of twenty years of age and above.

Based on our historical experience and future expectations, we believe the use of different assumptions for these items depending on whether a vessel is less than 20 years old or 20 years old or more, provides a better estimate of the expected future chartering profile and associated operating expenses for vessels in these different age groups. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support each vessel’s respective carrying value as of December 31, 2016 with the exception of six of the oldest vessels of the fleet, the Gas Moxie, the Gas Emperor, the Gas Marathon, the Gas Texiana, the Gas Nirvana and the Gas Galaxy. The undiscounted net operating cash flows of each of these six vessels did not exceed the respective vessel’s carrying value. As a result, the Company identified and recorded an impairment loss of $5,735,086 as of December 31, 2016. As of December 31, 2015, the Company identified and recorded an impairment loss of $8,238,987.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2016 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2016, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our average 2016 rates as compared with the base rates for the vessels		5-year historical average rate		3-year historical average rate		1-year historical average rate
	of less than twenty years of age	of twenty years of age and above	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	-11.15%	-13.25%	6	5.7	9	9.2	15	14.5
Product Carriers	-19.94%		—	—	—	—	—	—
Aframax Tanker	-7.97%		—	—	—	—	—	—

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

Based on the carrying value of each of our vessels as of December 31, 2016 and what we believe the charter-free market values of each of our vessels was as of December 31, 2016, 27 of our 53 owned vessels in the water have current carrying values above their market values (20 of our 53 vessels in the water as at December 31, 2015). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $77 million and $54 million as of December 31, 2016 and 2015, respectively. However, we believe that, with respect to these 27 vessels, except for the Gas Moxie, the Gas Emperor, the Gas Marathon, the Gas Texiana, the Gas Nirvana, and the Gas Galaxy, for which we recorded an impairment loss as of December 31, 2016, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

We currently do not expect to sell any other of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2016, and accordingly has not recorded an impairment charge except for the impairment charge recorded for the vessels Gas Moxie, Gas Emperor, Gas Marathon, Gas Texiana, Gas Nirvana, and Gas Galaxy as discussed above.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2016 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Interest Rate Swap Agreements: We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period in the income statement. For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income/(loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

We discontinue cash flow hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or we revoke the designation. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in Company’s equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in Company’s equity is transferred to net profit or loss for the year as financial income or expense.

An increase in interest rates will have a positive effect while a decrease in interest rates will have a negative effect, on the fair value of our interest rate swap agreements.

Please see Note 2 (Significant Accounting Policies) and Note 12 (Derivatives and Fair Value Disclosures) to our consolidated financial statements included elsewhere in this report.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2017, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	39	Chief Executive, Chief Financial Officer and Class III Director	2004	2018
Michael G. Jolliffe	67	Chairman of the Board, Class II Director	2004	2019
Lambros Babilis	49	Deputy Chairman and Class I Director	2007	2017
Markos Drakos	57	Class III Director	2006	2018
John Kostoyannis	51	Class II Director	2010	2019

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director, Internal Auditor and our Chief Technical Officer. The aggregate of such compensation for 2014, 2015 and 2016 was $1.3 million, $1.1 million and $1.1 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015, 25% of which vested on November 2016 and 25% of which vest on the third anniversary of grant. The restricted shares are subject to forfeiture until they become vested. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2016 and 2015. We recognized share-based compensation expense of $0.4 million, $1.1 million and $0.3 million in 2014, 2015 and 2016, respectively.

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

At December 31, 2016 and April 1, 2017, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2016, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2016 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so in the remainder of 2017 and in 2018. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2017, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The

Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the Securities and Exchange Commission.

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

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Deputy Chairman and Executive Director, our Internal Auditor and our Chief Technical Officer. In each case, their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2016, 423 officers and 435 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015, 25% of which vested on November 20, 2016 and 25% of which vest on November 20, 2017, the third anniversary of grant. No equity awards were made for the years ended December 31, 2016 and 2015. As of April 1, 2017, no awards had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. As of April 1, 2017, there are 57,678 unvested shares of restricted stock under the 2007 Plan, which will vest on November 20, 2017, subject to the respective recipients’ continued service to the Company. Awards previously granted under our 2007 Plan will continue to be governed by such plan. No additional awards can be granted under our 2007 Plan.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2017 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2017 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 39,860,563 shares of common stock outstanding as of April 1, 2017. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	10.0%
FMR LLC(2)	3,987,349	10.0%
MSDC Management, L.P.(3)	3,708,819	9.3%
Glendon Capital Management L.P.(4)	2,452,531	6.2%
Redwood Capital Management, LLC(5)	2,415,287	6.1%

Executive Officers and Directors
Harry N. Vafias(1)	4,418,094	11.1%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	4,505,347	11.3%

*	Less than 1%.
(1)	According to Amendment No. 3 to a Schedule 13G jointly filed with the SEC on February 17, 2015 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,418,094 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes any shares of common stock which maybe held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934.
(2)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each of FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson and Select Energy Service Portfolio with the SEC on February 14, 2017.
(3)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 16, 2016, MSDC is the investment manager of, and may be deemed to beneficially own 3,708,819 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.
(4)	According to a Schedule 13G jointly filed on behalf of Glendon Capital Management L.P. and Matthew S. Barrett, Holly Kim, Eitan Melamed, Michael Keegan and Brian Berman, each of whom may be deemed to have shared voting power and joint dispositive power with respect to all such shares owned by Glendon Capital Management L.P., on February 14, 2017.
(5)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 11, 2016.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2017, we had approximately 17 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 34,908,908 shares of common stock representing approximately 87.6% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 34,908,608 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000, of common stock repurchases. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. There is no fixed time period for this repurchase program. As of April 1, 2017, 3,872,232 shares of common stock had been repurchased (843,022 in 2014, 2,372,097 in 2015, 657,113 in 2016 and nil in 2017), for an aggregate of $20.3 million.

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

In the year ended December 31, 2016, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2014, 2015 and 2016 were $5.5 million, $6.5 million and $7.3 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2014, 2015 and 2016 we paid $0.17 million, $0.25 million and $0.17 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2014, 2015 and 2016, total brokerage commissions of 1.25% amounted to $1.6 million, $1.7 million and $1.8 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2014, 2015 and 2016, the amounts of $1.0 million, $1.9 million and $0.4 million, respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2014, 2015 and 2016, the amounts of $0.3 million, $0.02 million and $0.01 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net gain on sale of vessels”.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2014, 2015 and 2016, such compensation was in the aggregate amount of $1.3 million, $1.1 million and $1.1 million, respectively.

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

On May 26, 2014, we entered into an agreement with Brave Maritime for the supervision of the construction of eight of our newbuilding vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi-refrigerated newbuilding vessels at Euro 490,000 per ship. For the years ended December 31, 2016, 2015 and 2014, the supervision fees amounted to $854,022, $1,726,265 and $984,204, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from an entity affiliated with Stealth Maritime. In the years ended December 31, 2014, 2015 and 2016, we made lease payments of $76,788, $72,753 and $72,907, respectively. The lease rate for 2017 is €72,000 per year.

Vessel Charters and Acquisitions

In April 2012, we entered into time charter out agreements with an entity affiliated with members of the Vafias family for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter was four years and there was an option to extend the charter for an additional year. The charter was not extended and instead the vessel was fixed on August 2016 to a one year bareboat charter to a charterer not related to the Company. The five-year charter for the Gas Esco commenced in June 2012 and is scheduled to expire in June 2017, with a one year option for extension. Revenues from these two charters for the years ended December 31, 2014, 2015 and 2016 were $9.8 million, $9.8 million and $7.6 million, respectively, which are recorded in our consolidated statements of operations under “Revenues—related party”. The vessel operating expenses in accordance with the terms of the respective time charter agreements for the Stealth Bahla and the Gas Esco, for the years ended December 31, 2014, 2015 and 2016, were $3.9 million, $3.9 million and $3.0 million, respectively, which are recorded in our consolidated statements of operations under “Vessel Operating Expenses—related party.”

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

Legal Proceedings. In connection with the proceeding initiated In the High Court of South Africa, Kawazulu-Natal Local Division, Durban (Case No. A64/2015) entitled In the matter between Super Shipping Ltd. and MT Spike and TankPunk Inc., we placed $9.8 million in a restricted bank account in relation to a bank guarantee we furnished Super Shipping Ltd, the former charterer of one of our vessels, the MT Spike (now named MT “Stealth Berana”), to secure the vessel’s release shortly after being arrested in a South African port in August 2015. The action related to security sought in connection with an arbitration proceeding involving a vessel not in the Company’s fleet that the applicant claimed was under common control with the MT Spike (now named MT “Stealth Berana”). The arrest was set aside in November 2016 and the bank guarantee was cancelled and the cash was released from the restricted bank account. As a result, we reclassified $9.8 million from current restricted cash to cash and cash equivalents as of December 31, 2016.

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

	High	Low
Year Ended December 31, 2012	$8.23	$4.00
Year Ended December 31, 2013	12.88	8.10
Year Ended December 31, 2014	11.67	5.37
Year Ended December 31, 2015	7.02	3.03
Year Ended December 31, 2016	5.05	2.49
2015
First Quarter	6.84	5.28
Second Quarter	7.02	6.39
Third Quarter	6.61	4.12
Fourth Quarter	4.98	3.03

	High	Low
2016
First Quarter	3.59	2.49
Second Quarter	5.05	3.61
Third Quarter	3.84	3.16
Fourth Quarter	4.00	2.70
October 2016	3.48	3.05
November 2016	3.93	2.70
December 2016	4.00	3.38
2017
First Quarter	4.69	3.35
January 2017	4.18	3.35
February 2017	4.40	3.97
March 2017	4.69	3.83
April 2017 (through April 21)	3.91	3.48

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2011 and December 31, 2016, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2011. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,285,108 shares were issued, including 4,424,545 shares repurchased by the Company and held as treasury stock, and 39,860,563 shares outstanding and fully paid as of December 31, 2016 and April 1, 2017. All of our shares of stock are in registered form.

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Cyprus, Liberia, Malta and the Marshall Islands, the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect to income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock, is “primarily traded” on the Nasdaq Global Select Market.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is our sole outstanding class of stock and is listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

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

Our shares of common stock have in the past and may in the future also be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by “qualified share-holders” that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified share-holders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified share-holders. For these purposes, a “qualified share-holder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 11.1% of our shares of common stock as of April 1, 2017, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2016.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision, Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position. However, if the principles of the Tidewater decision were applicable to our time charters, or our new build deposits were treated as assets producing passive income, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

We do not believe that we were a PFIC for 2016. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2016. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2016 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2016, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2016 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2016, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2016 and 2017.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2016 (in millions)	Notional Amount December 31, 2016 (in millions)	Estimated Notional Amount December 31, 2017 (in millions)
Swap 1	September 30, 2015	September 30, 2020	$17.6	2.60%	3 month U.S.	$0.35	$14.4	$11.9
					dollar LIBOR
Swap 2	September 30, 2015	September 30, 2020	$17.6	1.69%	3 month U.S.	$0.01	$14.4	$11.9
					dollar LIBOR
Swap 3	October 2, 2015	October 2, 2020	$12.1	1.54%	3 month U.S.	$(0.05)	$11.2	$10.4
					dollar LIBOR
Swap 4	November 4, 2015	August 4, 2021	$11.2	1.52%	3 month U.S.	$(0.11)	$10.4	$9.5
					dollar LIBOR
Swap 5	December 3, 2015	September 3, 2021	$11.2	1.55%	3 month U.S.	$(0.11)	$10.4	$9.5
					dollar LIBOR
Total						$0.09	$60.8	$53.2

As of December 31, 2016, total bank indebtedness of the Company was $400.2 million, of which $60.8 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2016, we paid fixed rates ranging from 1.52% to 2.60% and received floating rates based on LIBOR of approximately 1.05% under our five floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2016, and our interest swap arrangements as of December 31, 2016, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $3.8 million (2015: $2.7 million) for the year ended December 31, 2016.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 15% of our expenses in currencies other than U.S. dollars in 2016 (2015: 15%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2017 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2016.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2016, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2016 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 25, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 25, 2017

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investment Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2016.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2016	2015
Audit fees	$412	$343
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$412	$343

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2016 and 2015.

(3) Tax Fees

Deloitte did not provide any tax services in 2016 and 2015.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2016 and 2015.

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

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through April 12, 2016, since which time we have not repurchased any shares. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
December 1 to 31, 2014	843,022	$6.30	843,022	$4,688,961
January 2 to 21, 2015	607,226	6.07	1,450,248	$1,003,100
February 26, 2015	137,013	6.03	1,587,261	$20,176,911
March 9 to 18, 2015	172,833	6.15	1,760,094	$19,113,988
April 15 to 30, 2015	51,133	6.61	1,811,227	$18,775,999
May 1 to 27, 2015	320,909	6.61	2,132,136	$16,654,791
June 9 to 22, 2015	47,039	6.63	2,179,175	$16,342,922
July 13 to 24, 2015	31,198	5.71	2,210,373	$16,164,781
August 3 to 31, 2015	139,900	5.01	2,350,273	$15,463,882
September 1 to 29, 2015	437,771	4.53	2,787,044	$13,485,310
October 1 to 30, 2015	226,949	4.46	3,013,993	$12,473,117
November 1 to 30, 2015	60,491	4.28	3,074,484	$12,214,216
December 1 to 31, 2015	140,635	3.36	3,215,119	$11,741,682
January 1 to 31, 2016	329,501	2.89	3,544,620	$10,789,424
February 1 to 29, 2016	71,894	2.77	3,616,514	$10,590,278
March 1 to 31, 2016	242,783	3.45	3,859,297	$9,752,677
April 5 to 12, 2016	12,935	3.67	3,872,232	$9,705,205

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosures

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(4)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as an exhibit to Form S-8 filed with the SEC on September 29, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: 25 April, 2017

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Certified Public Accountants S.A.

April 25, 2017

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2015 and 2016 (Expressed in United States Dollars)

		December 31,
	Note	2015	2016
Assets
Current assets
Cash and cash equivalents		100,062,957	64,993,923
Receivable from related party	3	112,895	115,599
Trade and other receivables		4,743,869	3,918,031
Inventories	4	2,916,254	2,809,123
Advances and prepayments		1,249,402	1,278,357
Restricted cash		13,455,766	3,363,012
Vessel held for sale	6	831,226	—

Total current assets		123,372,369	76,478,045

Non current assets
Advances for vessels under construction and acquisitions	5	44,031,882	55,785,801
Vessels, net	6	864,689,888	863,699,739
Other receivables from related party	3	115,599	—
Restricted cash		5,146,877	5,174,710
Deferred finance charges	7	390,000	540,414
Fair value of derivatives	12	127,555	263,635

Total non current assets		914,501,801	925,464,299

Total assets		1,037,874,170	1,001,942,344

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	9,188,852	7,890,933
Trade accounts payable		8,328,878	8,728,267
Accrued liabilities	8	5,602,939	5,299,479
Deferred income	9	4,954,193	4,621,438
Deferred income – related party	9	413,157	232,774
Fair value of derivatives	12	297,656	—
Current portion of long-term debt	11	74,928,451	54,593,715

Total current liabilities		103,714,126	81,366,606

Non current liabilities
Fair value of derivatives	12	681,197	364,823
Customer deposits	10	2,556,700	2,556,700
Deferred gain on sale and leaseback of vessels	19	580,701	385,127
Deferred income	9	56,183	1,910
Long-term debt	11	347,234,103	343,291,874

Total non current liabilities		351,108,884	346,600,434

Total liabilities		454,823,010	427,967,040

Commitments and contingencies	18

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 44,285,108 shares issued and 40,517,676 shares outstanding at December 31, 2015 and 44,285,108 shares issued and 39,860,563 shares outstanding at December 31, 2016 with a par value of $0.01 per share	13	442,850	442,850
Treasury stock, 3,767,432 shares at December 31, 2015 and 4,424,545 shares at December 31, 2016 with a par value of $0.01 per share	13	(20,486,872)	(22,523,528)
Additional paid-in capital	13	501,002,146	501,342,523
Retained earnings		102,486,324	94,688,024
Accumulated other comprehensive (loss)/income		(393,288)	25,435

Total stockholders’ equity		583,051,160	573,975,304

Total liabilities and stockholders’ equity		1,037,874,170	1,001,942,344

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2014, 2015 and 2016

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2014	2015	2016
Revenues
Revenues		122,158,892	131,501,881	136,539,399
Revenues—related party	3	9,814,000	9,814,000	7,592,784

Total revenues		131,972,892	141,315,881	144,132,183

Expenses
Voyage expenses	16	12,474,090	15,849,855	13,618,025
Voyage expenses—related party	3,16	1,613,421	1,725,683	1,772,240
Charter hire expenses	19	320,804	4,124,960	4,054,387
Vessels’ operating expenses	16	41,335,984	46,477,583	55,680,993
Vessels’ operating expenses—related party	3,16	4,099,352	4,177,042	3,141,843
Dry-docking costs		465,681	1,774,905	3,613,230
Management fees—related party	3	5,501,675	6,452,145	7,346,180
General and administrative expenses (including $1,394,025, $1,150,451, and $1,187,037, to related party)		3,150,929	3,655,316	3,110,409
Depreciation	6	33,811,607	35,857,507	39,096,589
Impairment loss	6,12	6,168,747	8,238,987	5,735,086
Net gain on sale of vessels	6	—	(33,251)	(118,427)

Total expenses		108,942,290	128,300,732	137,050,555

Income from operations		23,030,602	13,015,149	7,081,628

Other (expenses)/income
Interest and finance costs		(9,314,539)	(10,385,261)	(14,268,148)
Loss on derivatives	12	(1,348,384)	(370,584)	(767,196)
Interest income and other income/(expenses)		456,924	173,083	454,472
Foreign exchange (loss)/gain		(138,777)	134,291	(299,056)

Other expenses, net		(10,344,776)	(10,448,471)	(14,879,928)

Net income/(loss)		12,685,826	2,566,678	(7,798,300)

Earnings/(Loss) per share
—Basic and diluted	15	0.32	0.06	(0.20)

Weighted average number of shares
—Basic and diluted		39,305,644	41,315,127	39,824,038

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income/(Loss)

For the Years Ended December 31, 2014, 2015 and 2016

(Expressed in United States Dollars)

		December 31,
	Note	2014	2015	2016
Net income/(loss)		12,685,826	2,566,678	(7,798,300)

Other comprehensive (loss)/income
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	(293,020)	(100,268)	418,723
Reclassification adjustment	12	49,471	—	—

Total other comprehensive (loss)/income		(243,549)	(100,268)	418,723

Total comprehensive income/(loss)		12,442,277	2,466,410	(7,379,577)

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2014, 2015 and 2016

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number of Shares (Note 13)	Amount (Note 13)	Number of Shares (Note 13)	Amount (Note 13)	Additional Paid-in Capital (Note 13)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total
Balance, December 1, 2014	32,679,642	326,796	(552,313)	(2,234,173)	387,317,471	87,233,820	(49,471)	472,594,443
Issuances of common shares	11,374,753	113,747	—	—	112,188,931	—	—	112,302,678
Issuance of restricted shares and related stock based compensation	230,713	2,307	—	—	355,660	—	—	357,967
Stock repurchase	—	—	(843,022)	(5,307,091)	—	—	—	(5,307,091)
Comprehensive income for the year	—	—	—	—	—	12,685,826	(243,549)	12,442,277

Balance, December 31, 2014	44,285,108	442,850	(1,395,335)	(7,541,264)	499,862,062	99,919,646	(293,020)	592,390,274
Stock based compensation	—	—	—	—	1,140,084	—	—	1,140,084
Stock repurchase	—	—	(2,372,097)	(12,945,608)	—	—	—	(12,945,608)
Comprehensive income for the year	—	—	—	—	—	2,566,678	(100,268)	2,466,410

Balance, December 31, 2015	44,285,108	442,850	(3,767,432)	(20,486,872)	501,002,146	102,486,324	(393,288)	583,051,160
Stock based compensation	—	—	—	—	340,377	—	—	340,377
Stock repurchase	—	—	(657,113)	(2,036,656)	—	—	—	(2,036,656)
Comprehensive loss for the year	—	—	—	—	—	(7,798,300)	418,723	(7,379,577)

Balance, December 31, 2016	44,285,108	442,850	(4,424,545)	(22,523,528)	501,342,523	94,688,024	25,435	573,975,304

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2015 and 2016

(Expressed in United States Dollars)

	December 31,
	2014	2015	2016
Cash flows from operating activities
Net income/(loss) for the year	12,685,826	2,566,678	(7,798,300)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	33,811,607	35,857,507	39,096,589
Amortization of deferred finance charges	656,341	587,157	715,587
Amortization of deferred gain on sale and leaseback of vessels	(4,954)	(195,040)	(195,574)
Unrealized exchange differences	251,662	—	—
Share based compensation	357,967	1,140,084	340,377
Change in fair value of derivatives	(1,019,853)	(1,705,633)	(331,387)
Impairment loss	6,168,747	8,238,987	5,735,086
Gain on sale of vessels	—	(33,251)	(118,427)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,869,466	(1,532,306)	825,838
Claims receivable	(317,570)	(1,192,422)	(610,810)
Inventories	(497,573)	(39,991)	117,744
Advances and prepayments	(670,559)	136,601	(28,955)
Increase/(decrease) in
Balances with related parties	(999,147)	4,351,432	(1,185,024)
Trade accounts payable	1,104,798	(183,896)	462,215
Accrued liabilities	1,022,650	1,699,912	(303,460)
Deferred income	818,327	(1,641,223)	(567,411)

Net cash provided by operating activities	55,237,735	48,054,596	36,154,088

Cash flows from investing activities
Insurance proceeds	384,164	1,262,695	610,810
Vessels’ acquisitions and advances for vessels under construction	(129,891,982)	(155,072,744)	(56,215,758)
Proceeds from sale of vessels, net	27,929,931	2,010,302	1,530,177
Net proceeds related to cancellation of vessels’ acquisitions	10,044,799	—	—
Decrease in restricted cash account	425,225	571,293	10,286,693
Increase in restricted cash account	—	(13,777,259)	(221,772)

Net cash used in investing activities	(91,107,863)	(165,005,713)	(44,009,850)

Cash flows from financing activities
Stock repurchase	(4,789,158)	(13,429,891)	(2,070,306)
Net proceeds from common stock issuance	112,302,678	—	—
Deferred finance charges paid	(1,130,675)	(383,950)	(712,614)
Customer deposits received	—	2,556,700	—
Loan repayments	(75,268,462)	(55,943,588)	(55,630,352)
Proceeds from long-term debt	47,903,693	155,100,000	31,200,000

Net cash provided by/(used in) financing activities	79,018,076	87,899,271	(27,213,272)

Effect of exchange rate changes on cash	(251,662)	—	—

Net increase/(decrease) in cash and cash equivalents	42,896,286	(29,051,846)	(35,069,034)
Cash and cash equivalents at beginning of year	86,218,517	129,114,803	100,062,957

Cash and cash equivalents at end of year	129,114,803	100,062,957	64,993,923

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	6,770,830	7,455,713	12,429,729
Non cash financing activity—Stock repurchase	517,933	33,650	—
Non cash investing activity—Vessels under construction	—	153,464	124,288

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2016 owned a fleet of forty nine liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2014 and 2015, Charterer A accounted for 10% or more of the Company’s revenues, while during 2016 no charterer accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2014	2015	2016
A	13%	13%	—

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 1%. The Company also assumes an average annual inflation rate of 1.50% for operating expenses. An impairment loss was identified and recorded for the years ended December 31, 2014, 2015 and 2016 (Note 6).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. Concerning assets held for sale as of December 31, 2015, refer to Note 6. No assets were held for sale as of December 31, 2016.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

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

Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statement of operations on a straight-line basis over the lease term. For sale and lease back transactions, when the lease qualifies as an operating lease and the lease back is considered “more than minor but less than substantially all” i.e. the seller-lessee retains more than a minor part but less than substantially all of the use of the asset, the resulting gains are deferred and amortized to income over the lease period.

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

Recent Accounting Pronouncements: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted. The Company is evaluating the potential impact of this adoption on its financial statements.

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

In March 2016, the FASB issued ASU 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company evaluated this update and concluded that it will not have any material impact on its financial statements and has not elected the early adoption.

In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company’s balance sheet and statement of comprehensive income/(loss). Management has not elected early adoption.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date.

Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company does not believe that the adoption of ASU 2017-01 will have a material impact on its consolidated financial statements.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. For the years ended December 31, 2014, 2015 and 2016, total brokerage commissions of 1.25% amounted to $1,613,421, $1,725,683 and $1,772,240, respectively, and are included in “Voyage expenses – related party” in the consolidated statements of operations. For the years ended December 31, 2014, 2015 and 2016, the management fees were $5,501,675, $6,452,145 and $7,346,180, respectively and are included in “Management fees – related party” in the consolidated statements of operations. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2014, 2015 and 2016, the superintendent fees amounted to $167,000, $245,000 and $172,000, respectively, and are included in “Vessels’ operating expenses – related party” in the consolidated statements of operations.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2014, 2015 and 2016 commission fees relating to vessels purchased of $984,355, $1,925,563 and $421,639, respectively, were incurred and capitalized to the cost of the vessels. For the year ended December 31, 2014 an amount of $285,000 was recognized as commission expenses relating to the sale and leaseback of vessels and is included in the consolidated balance sheets under the caption “Deferred gain on sale and leaseback of vessels”. For the years ended December 31, 2015 and 2016 the amounts of $21,177 and $13,711 were recognized as commission expenses relating to the sale of vessels and is included in the consolidated statements of operations under the caption “Net gain on sale of vessels”.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Chief Technical Officer, its Finance Manager and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,317,237, $1,077,698 and $1,114,130, for the years ended December 31, 2014, 2015 and 2016, respectively, and are included in the consolidated statements of operations under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2015 and at December 31, 2016 was a liability of $9,188,852 and $7,890,933, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Manager. Rental expense for the years ended December 31, 2014, 2015 and 2016 amounted to $76,788, $72,753 and $72,907, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., a company affiliated with members of the Vafias family incorporated in the Marshall Islands. One of the above time charter agreements expired in August 2016. Revenue from the related party amounted to $9,814,000 for each of the years ended December 31, 2014 and 2015, respectively, and $7,592,784 for the year ended December 31, 2016, and are included in the consolidated statements of operations under the caption “Revenues – related party”. In accordance with the time charter agreements for the vessels’ operating expenses, the Company paid to the Manager amounts of $3,932,352, $3,932,042 and $2,969,843 for the years ended December 31, 2014, 2015 and 2016, respectively, which are included in the consolidated statements of operations under the caption “Vessels’ operating expenses – related party”. The receivable balance with Emihar Petroleum Inc. as of December 31, 2015 and 2016, was a receivable of $228,494 and $115,599, respectively.

On May 26, 2014, the Company entered into an agreement with Brave for the supervision of the construction of eight of its vessels for a fixed fee of Euro 390,000 per vessel. For the years ended December 31, 2014, 2015 and 2016, the supervision fees amounted to $984,204, $1,726,265 and $854,022, respectively, and were capitalized to the cost of the respective vessels.

On January 25, 2016, the Company entered into an agreement with Brave for the supervision of the construction of four of its vessels for a fixed fee of Euro 490,000 ($539,343 based upon the EUR/USD exchange rate of 1.1007) per vessel.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2015	2016
Bunkers	1,116,604	1,231,188
Lubricants	1,799,650	1,577,935

Total	2,916,254	2,809,123

5. Advances for Vessels Under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheet as of December 31, 2015 of $44,031,882 mainly represents advance payments to ship-builders for six LPG carriers under construction contracted in 2014.

The amount shown in the accompanying consolidated balance sheet as of December 31, 2016 of $55,785,801 mainly represents advance payments to ship-builders for four LPG carriers under construction contracted in 2014.

For the years ended December 31, 2015 and 2016, the movement of the account, advances for vessels under construction and acquisitions was as follows:

Balance, December 31, 2014	88,965,085
Advances for vessels under construction and acquisitions	148,318,231
Capitalized interest	1,822,443
Capitalized expenses	5,085,534
Vessels delivered	(200,159,411)

Balance, December 31, 2015	44,031,882
Advances for vessels under construction and acquisitions	51,949,154
Capitalized interest	1,660,802
Capitalized expenses	2,576,626
Vessels delivered	(44,432,663)

Balance, December 31, 2016	55,785,801

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	895,387,989	(184,035,144)	711,352,845
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	200,159,411	—	200,159,411
Disposals	(1,977,051)	—	(1,977,051)
Impairment loss	(26,190,677)	17,951,690	(8,238,987)
Vessel held for sale	(748,823)	—	(748,823)
Depreciation for the year	—	(35,857,507)	(35,857,507)

Balance, December 31, 2015	1,066,630,849	(201,940,961)	864,689,888
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	44,432,663	—	44,432,663
Impairment loss	(34,859,054)	29,123,968	(5,735,086)
Disposal	(591,137)	—	(591,137)
Depreciation for the year	—	(39,096,589)	(39,096,589)

Balance, December 31, 2016	1,075,613,321	(211,913,582)	863,699,739

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

The additions in 2016 relate to the acquisition of vessels “Eco Nical” and “Eco Dominator”.

On November 25, 2016, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Ice”, to an unaffiliated third party for $420,500. The vessel was delivered to her new owners on December 2, 2016.

The Company realized an aggregate gain from the sale of vessels “Gas Arctic” and “Gas Ice” of $118,427 which is included in the Company’s consolidated statement of operations under the caption “Net gain on sale of vessels” for the year ended December 31, 2016.

At December 31, 2016, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of six vessels and therefore the Company identified and recorded an impairment loss of $5,735,086 which is presented under the caption “Impairment loss” in the consolidated statements of operations.

7. Deferred Finance Charges

Deferred finance charges amounting to $390,000 and $540,414 as of December 31, 2015 and December 31, 2016, respectively, represent fees paid to the lenders for undrawn facilities, and are presented on the balance sheet under non-current assets. Gross deferred finance charges amounting to $6,343,300 and $7,055,914 as of December 31, 2015 and December 31, 2016, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet as a direct deduction from the carrying amount of the related loan and credit facility net of accumulated amortization. For the years ended December 31, 2014, 2015 and 2016, the amortization of deferred financing charges amounted to $656,341, $587,157 and $715,587, respectively, and is included in interest and finance costs in the consolidated statements of operations.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2015	2016
Interest on long-term debt	2,536,034	2,660,766
Administrative expenses	291,932	206,840
Vessel operating and voyage expenses	2,774,973	2,431,873

Total	5,602,939	5,299,479

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $5,423,533 and $4,856,122 represent cash related to time and bareboat charter revenues received in advance as of December 31, 2015 and as of December 31, 2016, respectively.

10. Customer Deposits

These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)	On February 24, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” (ex. “Spike”) which is equal to five-months hire. This amount will be returned to the charterer at the end of the thirty two months bareboat charter.

(b)	On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Stealth Falcon” (ex. “Navig8 Faith”) which is equal to three-months hire. This amount will be returned to the charterer at the end of the three-year bareboat charter.

11. Long-term Debt

Term Loans		Original Amount	December 31, 2015	Movement in 2016		December 31, 2016
Issue Date	Maturity Date			Additions	Repayments
December 5, 2005	September 9, 2016	100,067,500	8,787,030	—	(8,787,030)	—
June 6, 2006	June 28, 2016	6,580,000	1,289,680	—	(1,289,680)	—
June 21, 2007	December 21, 2017	49,875,000	17,496,750	—	(3,082,500)	14,414,250
February 12, 2008	February 19, 2020	40,250,000	19,375,000	—	(2,500,000)	16,875,000
July 30, 2008	November 4, 2020	33,240,000	19,667,000	—	(1,939,000)	17,728,000
October 9, 2008	October 9, 2020	29,437,000	7,870,000	—	(780,000)	7,090,000
January 30, 2009	July 15, 2016	45,000,000	27,150,000	—	(27,150,000)	—
September 15, 2016	September 15, 2021	24,600,000	—	24,600,000	(3,458,727)	21,141,273
April 14, 2014	April 14, 2020	20,400,000	17,100,000	—	(2,200,000)	14,900,000
February 1, 2011	September 1, 2018	49,400,000	34,550,000	—	(3,300,000)	31,250,000
March 1, 2011	June 20, 2020	43,250,000	32,375,000	—	(3,000,000)	29,375,000
September 23, 2013	September 30, 2020	45,212,500	33,844,180	—	(5,052,586)	28,791,594
March 24, 2014	July 31, 2022	50,225,000	46,445,000	—	(3,605,000)	42,840,000
April 16, 2014	April 16, 2020	30,000,000	25,665,000	—	(3,330,000)	22,335,000
June 12, 2014	October 2, 2020	13,000,000	12,120,000	—	(880,000)	11,240,000
June 20, 2014	January 8, 2023	20,925,000	19,860,000	—	(1,420,000)	18,440,000
December 20, 2013	June 30, 2023	67,200,000	31,500,000	31,200,000	(3,225,000)	59,475,000
December 24, 2015	December 14, 2022	22,400,000	22,400,000	—	(1,493,328)	20,906,672
July 4, 2014	September 3, 2021	22,750,000	22,343,750	—	(1,625,000)	20,718,750
July 29, 2014	July 7, 2023	25,350,000	24,821,875	—	(2,112,500)	22,709,375

Total			424,660,265	55,800,000	(80,230,351)	400,229,914

Current portion of long-term debt			75,546,625			55,238,573
Long term debt			349,113,640			344,991,341

Total debt			424,660,265			400,229,914

Current portion of deferred finance charges			618,174			644,858
Deferred finance charges non-current			1,879,537			1,699,467

Total deferred finance charges			2,497,711			2,344,325

Total debt			424,660,265			400,229,914
Less: Total deferred finance charges			2,497,711			2,344,325

Total debt, net of deferred finance charges			422,162,554			397,885,589
Less: Current portion of long-term debt, net of current portion of deferred finance charges			74,928,451			54,593,715

Long term debt, net of deferred finance charges			347,234,103			343,291,874

On December 20, 2013 the Company entered into a term loan with a bank institution to partially finance the acquisition of four LPG carriers under construction, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,400,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan was drawn down in four tranches upon the delivery of each vessel. The first and second tranche amounting to $16,000,000 each were drawn down on September 14, 2015 and September 30, 2015, respectively. The third and fourth tranche amounting to $15,600,000 each were drawn down on February 16, 2016 and June 30, 2016, respectively.

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

On May 13, 2016 the Company entered into a term sheet with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate term loan is up to $76,020,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

On May 18, 2016 the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction, by two of the Company’s wholly owned subsidiaries. The term loan will not exceed the amount of $74,480,000 and will be drawdown in two tranches upon the delivery of each vessel. As of December 31, 2016, no tranches were drawn down.

On September 15, 2016, the Company entered into a facility agreement with a bank to refinance the existing term loan dated January 30, 2009. The term loan amounted to $24,600,000 and was drawn down in one tranche at the signing date of the facility agreement.

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

•

the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $5,174,710 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2016 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2014: 2.28%

Year ended December 31, 2015: 2.67%

Year ended December 31, 2016: 3.43%

Bank loan interest expense for the above loans for the years ended December 31, 2014, 2015 and 2016 amounted to $8,746,786, $10,175,944 and $14,149,326, respectively. Of these amounts, for the years ended December 31, 2014, 2015 and 2016, the amounts of $2,113,297, $1,822,443 and $1,660,802, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations.

At December 31, 2016, the Company was in compliance with all of its debt financial covenants.

The aggregate available unused amounts under these facilities at December 31, 2016 were $150,500,000 and the Company is required to pay a quarterly commitment fee from 0.70% to 0.77% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2016 are as follows:

December 31,	Amount
2017	55,238,573
2018	64,449,323
2019	35,874,323
2020	111,407,569
2021	47,243,219
Thereafter	86,016,907

Total	400,229,914

12. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to five floating-to-fixed interest rate swaps with various major financial institutions at December 31, 2016 (2015: seven swaps) covering notional amounts aggregating approximately $60,750,343 at December 31, 2016 (2015: $92,182,741) pursuant to which it pays fixed rates ranging from 1.52% to 2.60% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 1.05% at December 31, 2016). These agreements contain no leverage features and have maturity dates ranging from September 2020 to September 2021. As of December 31, 2015 and 2016 five derivative contracts qualify for hedge accounting since their inception.

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

The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. During 2014, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction. Under the contracts the Company converted U.S. dollars to approximately JPY400 million of cash outflows in 2014 and to approximately JPY500 million of cash outflows in 2015.No such contracts were entered into during the years ended December 31, 2015 and 2016.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2015		2016
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets—Fair value of derivatives	127,555	—	263,635	—
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	681,197	—	364,823

Total derivatives designated as hedging instruments		127,555	681,197	263,635	364,823

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2015		2016
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	—	297,656	—	—

Total derivatives not designated as hedging instruments		—	297,656	—	—

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2014	2015	2016
Interest Rate Swap—Reclassification from OCI	Loss on derivatives	(49,471)	—	—
Interest Rate Swap—Change in Fair Value	Loss on derivatives	1,652,692	1,191,050	297,656
Interest Rate Swap—Realized loss	Loss on derivatives	(1,857,362)	(1,243,359)	(297,954)
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	(583,368)	583,368	—
Foreign Currency Contract—Realized loss	Loss on derivatives	(510,875)	(669,712)	—

Total loss on derivatives		(1,348,384)	(138,653)	(298)

Derivatives designated as hedging instruments	Location of Loss Recognized	Year Ended December 31,
		2014	2015	2016
Interest Rate Swap—Loss reclassified from OCI (Effective portion)	Loss on derivatives	—	(231,931)	(766,898)

Total loss on derivatives		—	(231,931)	(766,898)

The components of accumulated other comprehensive income/ (loss) included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain/ (Loss) on cash flow hedges
Balance, January 1, 2014	(49,471)
Effective portion of changes in fair value of interest swap contracts	(293,020)
Reclassification adjustment	49,471

Balance, December 31, 2014	(293,020)
Effective portion of changes in fair value of interest swap contracts	(100,268)

Balance, December 31, 2015	(393,288)
Effective portion of changes in fair value of interest swap contracts	418,723

Balance, December 31, 2016	25,435

During the year ended December 31, 2014, the loss transferred from accumulated other comprehensive income/(loss) to the statement of operations was $49,471. No transfer took place during the years ended December 31, 2015 and 2016.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2016:

	Fair Value as of December 31, 2016	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	263,635	—	263,635	—
Interest Rate Swap Agreements	(364,823)	—	(364,823)	—

Total	(101,188)	—	(101,188)	—

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Fair Value as of June 30, 2015	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	748,780	—	748,780	—	(3,566,694)

Total	748,780	—	748,780	—	(3,566,694)

Description	Fair Value as of December 31, 2015	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	6,841,141	—	6,841,141	—	(4,672,293)

Total	6,841,141	—	6,841,141	—	(4,672,293)

As a result of the impairment analysis performed for the year ended December 31, 2015, three of the Company’s vessels, with a carrying amount of $15,828,908 were written down to their fair value as determined by the Company based on current demolition prices obtained from independent third party shipbrokers, for two of the vessels and based on vessel valuations for one of the vessels, obtained from independent third party shipbrokers as of December 31, 2015, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $8,238,987. This impairment charge was included in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2015.

	Fair Value as of December 31, 2016	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	26,500,000	—	26,500,000	—	(5,735,086)

Total	26,500,000	—	26,500,000	—	(5,735,086)

As a result of the impairment analysis performed for the year ended December 31, 2016, six of the Company’s vessels, with a carrying amount of $32,235,086 were written down to their fair value as determined by the Company based on vessel valuations for the vessels, obtained from independent third party shipbrokers as of December 31, 2016, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $5,735,086. This impairment charge was included in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2016.

13. Capital Stock, Treasury Stock and Additional Paid-in Capital

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

On February 26, 2015, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $20,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2015, the Company completed the repurchase of 2,372,097 shares paying an average price per share of $5.46. For the year ended December 31, 2016, the Company completed the repurchase of an additional 657,113 shares paying an average price per share of $3.10. These shares are held as treasury stock by the Company.

14. Equity Compensation Plan

In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2016, a total of 555,479 restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and no awards had been granted under the Plan. No additional awards may be granted under the 2007 Plan.

On November 22, 2012, the Company granted 74,761 non-vested restricted shares to the Company’s CEO, CFO, Executive and non-executive members of Board of Directors. The fair value of each share granted was $7.26 which is equal to the market value of the Company’s common stock on that day. The restricted shares vested on September 30, 2014.

On November 20, 2014, the Company granted 230,713 of non-vested restricted shares to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $7.58 which is equal to the market value of the Company’s common stock on that day. The restricted shares vest over 3 years from the grant date (115,357 restricted shares on November 20, 2015, 57,678 restricted shares on November 20, 2016 and 57,678 restricted shares on November 20, 2017).

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2014, 2015 and 2016.

The Company estimates the forfeitures of non-vested share awards to be immaterial and hence accounts for forfeitures as they occur.

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

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2014, 2015 and 2016 amounted to $357,967, $1,140,084 and $340,377, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2016, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2016	115,356	7.58
Vested	57,678	7.58
Forfeited	—	—
Non-vested, December 31, 2016	57,678	7.58

The total fair value of shares vested during the years ended December 31, 2014, 2015 and 2016 was $681,073, $441,815 and $210,525, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost amounting to $129,246 as of December 31, 2016, is expected to be recognized over the remaining period of 0.89 years, according to the contractual terms of those non-vested share awards.

15. Earnings/(loss) per share

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2014	2015	2016
Numerator
Net income/(loss)	12,685,826	2,566,678	(7,798,300)
Less: Undistributed earnings allocated to non-vested shares	(26,357)	(13,457)	—

Net income/(loss) attributable to common shareholders, basic	12,659,469	2,553,221	(7,798,300)

Denominator

Weighted average number of shares outstanding, basic and diluted	39,305,644	41,315,127	39,824,038

Earnings/(loss) per share, basic and diluted	0.32	0.06	(0.20)

Non-vested, participating restricted common stock does not have a contractual obligation to share in the 2016 losses and was therefore, excluded from the basic loss per share calculation for the year ended December 31, 2016.

The Company excluded the dilutive effect of 57,678 (2015: 115,356, 2014:230,713) non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2016, as they were anti-dilutive.

16. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2014	2015	2016
Port expenses	2,278,961	3,960,574	3,306,157
Bunkers	7,553,318	8,566,490	6,117,326
Commissions	3,725,645	4,112,177	4,259,812
Other voyage expenses	529,587	936,297	1,706, 970

Total	14,087,511	17,575,538	15,390,265

	Year ended December 31,
Vessels’ Operating Expenses	2014	2015	2016
Crew wages and related costs	26,378,730	31,391,419	36,821,527
Insurance	2,028,142	2,415,028	2,421,948
Repairs and maintenance	5,194,476	5,091,916	5,724,148
Spares and consumable stores	7,120,974	7,978,592	8,514,293
Miscellaneous expenses	4,713,014	3,777,670	5,340,920

Total	45,435,336	50,654,625	58,822,836

17. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of operations.

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

18. Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. On August 5, 2015, our Aframax tanker “Spike” (now named “Stealth Berana”) was arrested. This action related to security sought in connection with an arbitration proceeding involving a vessel not in the Company’s fleet that the applicant claims is under common control with the MT “Spike”. On August 20, 2015, the Company in order to secure the vessel’s release, lodged to the court a bank guarantee amounting to $9,837,000. As of December 31, 2015, this amount was in a restricted account and is presented under current restricted cash in the consolidated balance sheet. The bank guarantee was finally released on November 17, 2016 and as the Company had anticipated, the outcome of this case did not have any material effect on its operations and financial position.

•

During 2014 and as amended on November 17, 2016, the Company has entered into separate agreements to acquire four LPG carriers which are currently under construction, and are described in Note 5. The Company has future outstanding commitments for installment payments for these agreements as follows:

December 31	Amount
2017	120,464,000
2018	36,786,000

Total	157,250,000

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of December 31, 2016, amount to $96,058,675 during 2017, $30,058,072 during 2018, $21,150,188 during 2019, $17,263,562 during 2020 and $10,760,745 during 2021. These amounts do not include any assumed off-hire. Of these amounts, $2,023,500 for the year ending December 31, 2017 relate to time charter agreements with Emihar Petroleum Inc. as discussed in Note 3.

19. Sale and Leaseback of Vessels

In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. On December 16, 2016, the bareboat charter agreement for Gas Cathar was amended resulting in the extension of the charter period to five years and three months from the delivery date and to the reduction of monthly charter hire. For the years ended December 31, 2014, 2015 and 2016, the amortization amounted to $4,954, $195,040 and $195,574, respectively, and is included in Charter hire expenses in the consolidated statements of operations. Lease payments relating to the bareboat charters of the vessels amounted to $325,758, $4,320,000 and $4,249,961 for the years ended December 31, 2014, 2015 and 2016, and are included in Charter hire expenses in the consolidated statements of operations. Future lease payments as of December 31, 2016, until the expiry of the charter back agreements, amount to $3,720,000 during 2017, $3,540,000 during 2018, $1,560,000 during 2019 and $390,000 during 2020.

20. Subsequent Events

(a)	On March 1, 2017 the Company, following the term sheet of May 13, 2016, entered into a term loan with the bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate term loan is up to $76,020,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

(b)	On January 3, 2017, January 19, 2017 and March 16, 2017, the Company paid to the shipbuilder three installments amounting to $15,624,000 for two LPG carriers under construction contracted in 2014.