Form 20-F
period 2017-12-31
StealthGas Inc.
filed 2018-04-27
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was: 39,860,563 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

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

Our audited consolidated statements of operations and comprehensive income/(loss), stockholder’s equity and cash flows for the years ended December 31, 2015, 2016, and 2017 and the audited consolidated balance sheets as of December 31, 2016 and 2017, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements”.

	Year Ended December 31,
	2013	2014	2015	2016	2017
INCOME STATEMENT DATA
Revenues	$111,667,565	$122,158,892	$131,501,881	$136,539,399	$152,338,278
Revenues—related party	9,814,000	9,814,000	9,814,000	7,592,784	1,973,643
Total Revenues	$121,481,565	$131,972,892	$141,315,881	$144,132,183	$154,311,921
Operating expenses:
Voyage expenses	12,819,866	12,474,090	15,849,855	13,618,025	13,804,032
Voyage expenses—related party	1,482,764	1,613,421	1,725,683	1,772,240	1,912,505
Vessels’ operating expenses	32,439,404	41,335,984	46,477,583	55,680,993	58,618,526
Vessels’ operating expenses-related party	4,084,149	4,099,352	4,177,042	3,141,843	800,908
Charter hire expenses	—	320,804	4,124,960	4,054,387	3,524,770
Dry-docking costs	3,160,251	465,681	1,774,905	3,613,230	3,529,047
Management fees	4,807,010	5,501,675	6,452,145	7,346,180	7,205,490
General and administrative expenses	2,816,397	3,150,929	3,655,316	3,110,409	2,898,958
Depreciation	30,761,673	33,811,607	35,857,507	39,096,589	38,921,672
Impairment loss	—	6,168,747	8,238,987	5,735,086	6,461,273
Other Operating Costs	—	—	—	—	1,058,863
Net (gain)/loss on sale of vessels	—	—	(33,251)	(118,427)	77,314
Total expenses	92,371,514	108,942,290	128,300,732	137,050,555	138,813,358
Income from operations	29,110,051	23,030,602	13,015,149	7,081,628	15,498,563
Interest and finance costs	(8,189,475)	(9,314,539)	(10,385,261)	(14,268,148)	(16,661,464)
Loss on derivatives	(27,470)	(1,348,384)	(370,584)	(767,196)	(403,943)
Interest income	361,820	456,924	173,083	454,472	322,868
Foreign exchange (loss)/gain	(37,733)	(138,777)	134,291	(299,056)	25,739
Other expenses, net	(7,892,858)	(10,344,776)	(10,448,471)	(14,879,928)	(16,716,800)
Net income/(loss)	21,217,193	12,685,826	2,566,678	(7,798,300)	(1,218,237)
Earnings/(loss) per share, basic	$0.75	$0.32	$0.06	$(0.20)	$(0.03)
Earnings/(loss) per share, diluted	$0.75	$0.32	$0.06	$(0.20)	$(0.03)
Weighted (basic and diluted) average number of shares outstanding	28,271,746	39,305,644	41,315,127	39,824,038	39,809,364
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2013	2014	2015	2016	2017
BALANCE SHEET DATA
Current assets, including cash	$97,885,057	$139,742,461	$123,372,369	$76,478,045	$62,838,725
Total assets	849,673,159	944,358,260	1,037,874,170	1,001,942,344	996,226,191
Current liabilities	62,916,872	67,289,874	103,714,126	81,366,606	78,748,931
Derivative liability	3,232,967	2,456,663	978,853	364,823	126,525
Total long-term debt, including current portion	351,557,038	323,982,310	422,162,554	397,885,589	384,908,448
Net assets	472,594,443	592,390,274	583,051,160	573,975,304	573,478,772
Capital stock	326,796	442,850	442,850	442,850	442,850
Number of shares of common stock outstanding	32,127,329	42,889,773	40,517,676	39,860,563	39,860,563

	Year ended December 31,
	2013	2014	2015	2016	2017
OTHER FINANCIAL DATA
Net cash provided by operating activities	$49,127,375	$55,237,735	$48,054,596	$36,154,088	$52,354,053
Net cash used in investing activities(13)	(122,605,174)	(91,533,088)	(151,799,747)	(54,074,771)	(48,913,177)
Net cash provided by/(used in) financing activities	114,608,308	79,018,076	87,899,271	(27,213,272)	(14,069,329)

FLEET DATA
Average number of vessels(1)	39.4	44.1	48.8	53.4	52.6
Total voyage days for fleet(2)	14,196	16,028	18,446	19,999	19,717
Total time and bareboat charter days for fleet(3)	11,896	13,893	14,516	15,831	16,772
Total spot market days for fleet(4)	2,300	2,135	3,930	4,168	2,945
Total calendar days for fleet(5)	14,399	16,136	18,541	20,275	19,917
Fleet utilization(6)	98.6%	99.3%	99.5%	98.6%	99.0%
Fleet operational utilization(7)	92.3%	93.3%	92.5%	91.1%	96.2%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,550	$7,355	$6,708	$6,437	$7,029
Vessel operating expenses(9)	2,537	2,816	2,732	2,901	2,983
General and administrative expenses(10)	196	195	197	153	146
Management fees(11)	334	341	348	362	362

Total daily operating expenses(12)	2,732	3,011	2,929	3,054	3,129

(1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

(5)	Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and adjusted average charter rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2013	2014	2015	2016	2017
Voyage revenues	$121,481,565	$131,972,892	$141,315,881	$144,132,183	$154,311,921
Voyage expenses	(14,302,630)	(14,087,511)	(17,575,538)	(15,390,265)	(15,716,537)

Charter equivalent revenues	$107,178,935	$117,885,381	$123,740,343	$128,741,918	$138,595,384

Total voyage days for fleet	14,196	16,028	18,446	19,999	19,717

Adjusted average charter rate	$7,550	$7,355	$6,708	$6,437	$7,029

(9)	Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)	Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.
(12)	Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
(13)	Effective December 31, 2017, the Company adopted the new standard Accounting Standards Update ASU 2016-18 – Restricted Cash. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities. This standard was retrospectively applied to all periods presented.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After improving from low levels in late 2011 until the third quarter of 2014, charter rates for small LPG carriers thereafter declined significantly, largely due to the fall in oil prices, before experiencing modest improvement in the second half of 2017 and early 2018. If charter rates decline further, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2018, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2018, of our 51 operating LPG carriers in the water, including three vessels that are chartered in, 9 were deployed in the spot market while another 20 were scheduled to complete their existing charters (bareboat and time charters) during 2018. In addition we have arranged a one- year time charter up until April 2019 for our newbuilding LPG carrier delivered in April 2018. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers is expected to be relatively limited in the period 2018-2019. Oil prices may remain low and economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

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

Various economic and political factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. The recovery of the global economy from the severe decline in prior years remains subject to downside risks. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India, may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union, may further adversely affect economic growth in Asia. In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece’s political and economic stability, which may adversely affect our operations and those of our manager located in Greece. We also face the risk that strikes, work stoppages, civil unrest and violence, as well as capital controls implemented in 2015 within Greece, may disrupt our shore side operations and those of our manager located in Greece. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

In addition, the implementation by the U.S. or other governments of protectionist trade measures, including tariffs or other trade restrictions, could also adversely affect the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of these commodities.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014. Although the global economy has recovered somewhat, economic conditions and oil prices remain well below the levels reached before the economic downturn. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	further decline in the price of oil which makes LPG a less attractive alternative for some uses and generally leads to reduced production of oil and gas;

•	changes in the cost of petroleum and natural gas from which LPG is derived;

•	decreases in the consumption of LPG or natural gas due to availability of new alternative energy sources, or increases in the price of LPG or natural gas relative to other energy sources, or other factors making consumption of LPG or natural gas less attractive, such as the dramatic decline in crude oil prices that began in the third quarter of 2014; and

•	increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we may pay to our stockholders from quarter-to-quarter. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. Tanker markets are also typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our quarterly operating results.

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas.

In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. The declines in the price of oil and natural gas, if renewed or if prices do not continue to recover, could exacerbate these dynamics. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG, resulting in lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.

The product carrier and crude oil tanker shipping sectors are cyclical, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. One of our three product carriers is currently operating in the spot market while the remaining two are under bareboat charter arrangements scheduled to expire in February 2019 and September 2020 respectively. The charter for our crude oil tanker is scheduled to expire in March 2019. If prevailing market conditions in these sectors, which have declined sharply since mid-2016 after a period of increasing rates from depressed levels beginning in the fourth quarter of 2014, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.

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

The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last four fiscal years, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Small LPG carrier and tanker values are currently at relatively low levels despite some improvement since late 2017, and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

In 2017, we recognized an impairment loss of $6.5 million relating to seven of our oldest vessels, four of which were sold in 2017. In 2016, we recognized an impairment loss of $5.7 million relating to six of our oldest vessels. In 2015, we recognized an impairment loss of $8.2 million relating to three of our older LPG vessels whose market values had declined below their carrying values. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore fuel, which has been less expensive since the price of oil began declining in the third quarter of 2014 but began to increase in price in 2017, may become much more expensive in the future, which may reduce profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”), we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Those laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, DNV and Bureau Veritas.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime, as was the case with the arrest of one of our vessels in August 2015.

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

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s past threat to close the Straits of Hormuz, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran and Syria, and the events in Ukraine and related sanctions against Russia may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Iran, Sudan, Syria and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continue to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. The U.S. has the ability to re-impose sanctions against Iran, including if, in the future, Iran does not comply with its obligations under the nuclear agreement. In January 2018, President Trump executed necessary waivers with respect to the JCPOA required by the Iran Nuclear Agreement Review Act in order to continue the United States’ nuclear sanctions relief to Iran provided by the JCPOA, but in a statement he indicated that he will not again waive sanctions unless the JCPOA is amended.

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

None of our vessels called in any ports in Cuba, Sudan, North Korea, Syria or in Iran in 2013, 2014 or 2015. In 2016, two of our vessels made two port calls to Iran, representing less than 0.1% of the 2,412 total port calls made by all the vessels owned by us in 2016. In 2017 six of our vessels made 82 port calls to Iran which represents 2.67% of the 3,074 port calls made by all of our operating fleet within the stated year. We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions. See also “Item 4B: Business Overview—Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” for information on the port calls made to Iran. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

A cyber-attack could materially disrupt our business.

Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector, or in the case of our product carriers the refined petroleum product carrier sector and in the case of our crude oil tanker the crude oil tanker sector, of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

As of April 1, 2018, of our 55 vessels, including three chartered in vessels, 45 were under period charters (bareboat charters and time charters), while 10 were deployed in the spot market. As of April 1, 2018, 67% of our anticipated fleet days were covered by period charter contracts for the remainder of 2018 and 33% for 2019 (in each case, excluding our contracted newbuilding vessel), with period charters for 20 of our vessels scheduled to expire in 2018 and 11 of our period charters scheduled to expire in 2019. In addition we have arranged a one-year time charter for our 22,000 cbm LPG carrier newbuilding which was delivered in April 2018.

We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unloaded to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any additional LPG carrier acquisitions at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2015 we had only one customer from which we derived more than 10% of our revenues, accounting for 13%, while for 2016 and 2017 we had no customers from which we derived more than 10% of our revenues. For the year ended December 31, 2017, our three largest customers accounted for 26% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

They also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2017, we were in compliance with the loan covenants.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected product carrier and Aframax tanker values, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014, with modest improvement alongside increasing oil prices in the latter part of 2017 and early 2018. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements as we did in each of our last four fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

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

Global economic conditions and financial markets have been volatile in recent years and remain subject to significant vulnerabilities, such as the, continued deleveraging and contraction in the banking sector and limited supply of credit. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions, including financial institutions located in Greece, which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United Kingdom, Germany, France, The Netherlands, Luxembourg and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, continued recession and fragile political stability, as well as the deposit and debt ratings of several Greek banks that reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects. In addition, in 2015 Greece implemented capital controls restricting the transfer of funds out of Greece; we hold a limited amount of cash in Greece, therefore our business and operations were not, and will not be affected by these capital controls. We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions.

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

As of December 31, 2017 we had outstanding indebtedness, net of capitalized arrangement fees of $384.9 million. In 2018 we have incurred additional indebtedness in connection with financing three newbuilding vessels delivered to us, and we would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, increases in the present low interest rate levels, which have started to increase over the past year, may increase the cost of servicing our indebtedness with similar results.

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

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, LIBOR, which was at low levels for an extended period of time, has increased in 2017 and early 2018 and may continue to increase from these levels as the low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. As of December 31, 2017, we had 17.8% of our loan exposure under interest rate swap arrangements. Even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, which as of April 1, 2018 had an aggregate notional amount of nil we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, which as of April 1, 2018 had an aggregate notional amount of $88.4 million, are recognized in “Accumulated other comprehensive income” on our balance sheet, and can affect compliance with covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we had entered in the past and may enter in the future into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts. We recognize fluctuations in the fair value of such contracts in our statement of operations.

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

As of April 1, 2018, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 55 operating vessels in our fleet and technical manager for 38 of the 42 operating vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of the remaining four vessels in our fleet not deployed on bareboat charters to Brave Maritime, which is affiliated with Stealth Maritime.

We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of LPG, product and crude oil carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager. In addition, if Stealth Maritime suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident involving ships managed by Stealth Maritime whether or not owned by us, it may harm the ability of us or our subsidiaries to successfully compete in our industry.

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

Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

As of April 20, 2018, we had completed our newbuilding program and had no agreements to acquire any additional vessels. However, delays in the delivery of any additional newbuilding or secondhand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

Since our initial public offering through to December 31, 2017 we have sold 26 LPG carriers, have agreements to sell two more of our LPG vessels and we may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to five LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for three LPG carriers in our fleet give the charterer the right to purchase the respective vessels at the end of the current charter term in 2021 and 2022. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carriers values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2018, the average age of the vessels in our fleet, including chartered in vessels, was approximately 9.3 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, if one of our ships, or other ships managed by our manager and owned by an affiliated entity of our manager, were to incur significant costs from an accident, spill or other environmental liability, our insurance premiums and costs could increase significantly.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 16.3% of our outstanding common stock as of April 1, 2018 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 16.3% of our shares of common stock as of April 1, 2018, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2017. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2017. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2017 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2017, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2018 or any future taxable year.

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

The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of future dividends will depend on the state of the LPG carrier and tanker markets, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 63 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 26 LPG carriers so that as of December 31, 2017, we had a fleet of 48 LPG carriers, including two LPG carriers we charter-in, three product carriers, and one Aframax crude oil tanker. In January 2018, we took delivery of two 22,000 cbm newbuilding LPG carriers. As of April 1, 2018, we also had an agreement to acquire one LPG carrier under construction with expected delivery in the second quarter of 2018. As the delivery of this newbuilding was concluded on April 17, 2018, our fleet is composed of 52 LPG carriers, including three vessels that are chartered-in which aggregate 19,734 cbm in capacity, with a total capacity of approximately 329,149 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. The above vessel numbers do not take into consideration the memoranda of agreement for the disposal of the vessels Gas Legacy and Gas Enchanted to unaffiliated third parties.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2018, all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2018, our fleet consisted of 51 LPG carriers, including three chartered-in LPG carriers, with an average age of 9.3 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also had an agreement to acquire one LPG carrier newbuilding of 22,000 cbm capacity, which was delivered on April 17, 2018.

The table below describes our fleet and its deployment as of April 1, 2018.

LPG Carriers (51 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Arctic	2018	22,000	semi-refrigerated	Time Charter	February 2020
Eco Ice	2018	22,000	semi-refrigerated	Time Charter	February 2020
Eco Frost	2017	22,000	semi-refrigerated	Time Charter	May 2018
Eco Nical	2016	7,541	fully-pressurized	Time Charter	December 2019
Gas Cathar(2)(7)	2001	7,517	fully-pressurized	Spot	—
Gas Husky	2012	7,516	fully-pressurized	Bareboat Charter	January 2019
Gas Esco	2012	7,514	fully-pressurized	Bareboat Charter	June 2019
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	January 2019
Eco Galaxy	2015	7,213	fully-pressurized	Spot	—
Eco Chios(3)	2014	7,211	fully-pressurized	Bareboat Charter	June 2022
Eco Stream(3)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Gas Premiership(2)(7)	2001	7,200	fully-pressurized	Spot	—
Gas Haralambos	2007	7,020	fully-pressurized	Time Charter	September 2018
Gas Marathon(7)	1995	6,572	fully-pressurized	Spot	—
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	March 2019
Gas Ethereal	2006	5,036	fully-pressurized	Time Charter	December 2018
Gas Prodigy	2003	5,031	fully-pressurized	Spot	—
Eco Enigma	2015	5,025	fully-pressurized	Time Charter	December 2018
Eco Universe	2015	5,025	fully-pressurized	Time Charter	August 2019
Eco Czar	2015	5,020	fully-pressurized	Time Charter	August 2018
Eco Nemesis	2015	5,019	fully-pressurized	Time Charter	September 2018
Gas Monarch	1997	5,018	fully-pressurized	Spot	—
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	January 2020
Gas Shuriken	2008	5,018	fully-pressurized	Time Charter	November 2018
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	March 2019
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	July 2018
Gas Myth	2011	5,018	fully-pressurized	Time Charter	December 2018
Gas Inspiration	2006	5,018	fully-pressurized	Time Charter	September 2018
Astrid (2)	2010	5,017	fully-pressurized	Time Charter	April 2019
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	October 2018
Gas Texiana .	1995	5,001	fully-pressurized	Time Charter	December 2018
Eco Green(4)	2015	4,991	fully-pressurized	Time Charter	November 2020
Eco Dream(4)	2015	4,989	fully-pressurized	Time Charter	September 2020
Gas Sincerity(3)	2000	4,129	fully-pressurized	Bareboat Charter	August 2018
Gas Spirit	2001	4,112	fully-pressurized	Spot	—

Gas Nemesis II(ex. Gas Zael)	2001	4,111	fully-pressurized	Time Charter	April 2019
Gas Sikousis	2006	3,586	fully-pressurized	Time Charter	September 2018
Eco Loyalty(5)(6)	2015	3,529	fully-pressurized	Bareboat Charter	June 2022
Eco Elysium(5)	2014	3,526	fully-pressurized	Bareboat Charter	September 2021
Eco Royalty(5)(6)	2015	3,525	fully-pressurized	Bareboat Charter	April 2022
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	December 2018
Eco Lucidity	2015	3,517	fully-pressurized	Spot	—
Gas Evoluzione	1996	3,517	fully-pressurized	Time Charter	April 2018
Gas Imperiale	2008	3,515	fully-pressurized	Time Charter	April 2018
Gas Legacy(8)	1998	3,514	fully-pressurized	Time Charter	April 2018
Gas Astrid(3)	2009	3,514	fully-pressurized	Bareboat Charter	April 2022
Gas Enchanted(8)	2006	3,514	fully-pressurized	Time Charter	April 2018
Gas Exelero(3)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Time Charter	August 2018
Gas Galaxy(7)	1997	3,312	fully-pressurized	Time Charter	January 2021
Gas Pasha	1995	3,310	fully-pressurized	Spot	—
		307,149 cbm

(1)	Earliest date charters could expire.
(2)	Vessel chartered-in by us under a bareboat charter scheduled to expire in the fourth quarter of 2018 for Gas Premiership, in the second quarter of 2019 for Astrid and in the first quarter of 2020 for Gas Cathar.
(3)	Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time by an agreed annual amount or pro-rated from the agreed value of the vessel at the time of entering into the charter in the first quarter of 2014.
(4)	Charterer has option to extend charter for an additional year.
(5)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter at the price agreed at the time of entering into the agreement.
(6)	Charterer has option to extend charter for an additional three-year period.
(7)	Consecutive spot voyage charters.
(8)	In March and April 2018, the Company concluded separate memoranda of agreement for the disposal of the vessels Gas Legacy and Gas Enchanted to unaffiliated third parties for an aggregate price of $13.9 million. These vessels had an aggregate $17.4 million carrying value as at December 31, 2017.

Newbuilding LPG Carrier Acquired After April 1, 2018 (1 Vessel)

Name		Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Freeze(2)		22,000	semi-refrigerated	Time Charter	April 2019
		22,000 cbm
Total LPG Carrier Fleet:	52 vessels	329,149 cbm

(1)	Earliest date charter could expire.
(2)	Vessel delivered on April 17, 2018.

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Magic Wand (ex. Navig8 Fidelity)	2008	47,000	MR product carrier	Spot	—
Stealth Falcon (ex. Navig8 Faith)	2008	47,000	MR product carrier	Bareboat Charter	February 2019
Falcon Maryam (ex.Stealth Bahla)	2009	46,000	MR product carrier	Bareboat Charter	September 2020
Stealth Berana (ex. Spike)	2010	115,804	Aframax oil tanker	Bareboat Charter	March 2019
		255,804 dwt

(1)	Earliest date charters could expire.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia Crew Management Philippines Inc. and Southfield Agencies Inc. both based in Manila and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. The two crew managers and one technical manager are supervised by Stealth Maritime. As of April 1, 2018, the technical management of four of our ships was subcontracted by Stealth Maritime to Brave Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2019.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2017, Selandia, Crew Management Philippines Inc and Southfield Agencies Inc. each of which is based in Manila were responsible for providing the crewing of the LPG fleet, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2018 and including our three chartered in vessels, we had 10 vessels operating in the spot market, 19 vessels on time charters expiring in 2018, 13 on time charters expiring from 2019 to 2021 and 13 on bareboat charters expiring from 2018 to 2022. In terms of charter coverage as of April 1, 2018, we had 67% of the available calendar days fixed under period charters for 2018, and 33% for 2019 in each case excluding the LPG carrier newbuilding delivered to us in the second quarter of 2018, for which we have arranged a one year time charter.

While the majority of our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe, Africa and Latin America. According to industry reports, the United States is currently expected to increase its exports of LPG products in the near future. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2017, we had 55 customers, with no customer accountable for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. We may incur costs to comply with the amended Annex VI requirements.

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

At the international level, the IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal IOPP survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued or will be issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

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

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. These new requirements could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program- IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies, and oil companies, signed to launch the GIA.

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2017 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2017 six vessels of our vessels made an aggregate of 82 port calls to Iran to load C3+ (a petrochemical gas) which was subsequently discharged in China. These port calls were made while the vessels were on consecutive voyage charters to an international Far Eastern trader operating under such charterer’s instructions. These port calls represented 2.67% of the 3,074 total port calls made by all the vessels owned by us in 2017. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterer. The aggregate gross revenue attributable to these port calls in 2017 was approximately $15.1 million while the aggregate net profit before finance charges (we do not attribute finance charges to individual vessel voyages) was approximately $2.2 million. All the charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to or from Iran which is subject to U.S. sanctions.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2018, our LPG carrier fleet, including our three chartered in vessels, had an average age of 9.3 years and we had one newbuilding scheduled to be delivered in the second quarter of 2018. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2018, we had one of the largest single-

owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years.

C. Organizational Structure

As of December 31, 2017, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2017 we operated a fleet of 48 LPG carriers, including 46 vessels we own and two vessels we charter-in, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. In 2018, we have taken delivery of two 22,000 cbm LPG carrier newbuildings in January 2018, one 22,000 cbm LPG carrier newbuilding in April 2018 and chartered-in one 5,017 cbm LPG carrier until the second quarter of 2019. Accordingly as of April 20, 2018 our fleet is composed of 49 LPG carriers, excluding the three vessels that are chartered in, with a total capacity of 309,415 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker. For the years ended December 31, 2015, 2016 and 2017, we owned an average of 48.8, 53.4 and 52.6 vessels, respectively, generating revenues of $141.3 million, $144.1 million and $154.3 million, respectively.

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

As of April 1, 2018, 10 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet, as of April 1, 2018, 10 were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2018, 67% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2018 and 33 % for 2019 (in each case excluding the newbuilding LPG carrier delivered to us in April 2018 and for which we have arranged a one-year time charter). The corresponding forward coverage as of April 1, 2017 was 67% for the remainder of 2017 and 24% for 2018. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. We may also elect to sell additional older vessels in our fleet from time to time. Five of our LPG carriers are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels, in addition three of our vessels are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2021 and 2022. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•	Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days (excluding commercially idle days) during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•	Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018. As of April 1, 2018, we had 10 vessels trading in the spot market and 19 LPG carriers with charters expiring in 2018. On April 17, 2018, we took delivery of one 22,000 cbm LPG carrier newbuilding for which we have arranged a one-year time charter.

Charter rates remain subject to downside risks, including in the event of any renewed weakness in the global economy and lower demand for the seaborne transport of LPG, which may result from lower oil prices and reduced supply from lower oil and natural gas production.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, one of our product carriers is employed in the spot market and two of the product carriers are deployed on fixed rate bareboat charters expiring in February 2019 and September 2020, while the Aframax tanker is deployed on a fixed rate bareboat charter that expires in March 2019, which has limited our exposure to fluctuations in charter rates for these vessels. However we are exposed further to prevailing charter rates in the product and crude tanker sectors when these vessels’ existing charters expire. Currently tanker market rates are declining therefore it is likely that any negotiation of the charter rates of new period contracts in the near term will occur at lower levels.

•	Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2015, 2016 and 2017. We have had limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term or medium term fixed rate charters; however, we are exposed to seasonal changes in the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, to the extent we charter our tankers on shorter term charters.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 when prices began to increase, accounted for 42.4 % of total voyage expenses for the year ended December 31, 2017, 39.7% of total voyage expenses for the year ended December 31, 2016 and 48.7% of total voyage expenses for the year ended December 31, 2015. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2017, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 6.6%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2018, we had 10 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2017 was 8 and as of April 1, 2016 was 13.

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

Management Fees

During 2017, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Technical Officer, and Internal Auditor. During the year ended December 31, 2017, such compensation was in the aggregate amount of $1.1 million plus $0.1 million of stock-based compensation expense relating to vesting in 2017 of equity awards issued to our executive officers and non-executive members of our Board of Directors in 2014.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2017, we dry docked 7 vessels at a total cost of $3.5 million. We expect that during 2018 our dry docking costs will be lower, as 6 vessels are scheduled to be dry docked in 2018.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31 2017, 2016 and 2015, we recognized an impairment loss of $6.5 million on seven of our oldest vessels, $5.7 million on six of our oldest vessels and $8.2 million with respect to three of our older vessels.

Net (Gain)/Loss on Sale of Vessels

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

In 2017, we sold the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor, for further trading, for which we recognized an aggregate loss of $0.1 million. In 2016, we sold the Gas Arctic for demolition and the Gas Ice for further trading, for which we recognized an aggregate gain of $0.1 million. In 2015, we sold the Gas Kaizen and the Gas Crystal, both for demolition; we recognized a gain of $0.02 million and $0.01 million respectively on the sale of these two vessels.

During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC 840-40, the net gain on sale of vessels of $0.8 million must be amortized throughout the lease period of the vessels. These leases are scheduled to expire in the first quarter of 2020 and the fourth quarter of 2018, respectively.

Loss on Derivatives

All of our six interest rate swaps, as of December 31, 2017, are accounted for as cash flow hedges and the changes in their fair values are recorded in “Accumulated other comprehensive income”. Two interest rate swaps that were not accounted for as cash flow hedges expired in March 2016. All changes in the fair value of our cash flow interest rate swaps and foreign currency exchange agreements that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” To the extent we have interest rate swaps and foreign currency exchange agreements in this category, this increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.

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

Results of Operations

Year ended December 31, 2017 compared to the year ended December 31, 2016

The average number of vessels in our fleet was 52.6 for the year ended December 31, 2017 compared to 53.4 for the year ended December 31, 2016.

REVENUES—Voyage revenues for the year ended December 31, 2017 were $154.3 million compared to $144.1 million for the year ended December 31, 2016, an increase of $10.2 million, primarily due to improved market conditions. Total calendar days for our fleet were 19,917 for the year ended December 31, 2017 compared to 20,275 for the year ended December 31, 2016; due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2017, 4,934 or 24.8% were bareboat charter days and 11,838 or 59.4% were time charter days. This compares to 5,080 or 25.1% bareboat charter days and 10,751 or 53.0% time charter days in 2016. Our fleet operational utilization was 96.2% and 91.1% for the years ended December 31, 2017 and December 31, 2016, respectively.

VOYAGE EXPENSES—Voyage expenses were $15.7 million for the year ended December 31, 2017 compared to $15.4 million for the year ended December 31, 2016, an increase of $0.3 million, or 1.9%. This was primarily due to higher fuel prices prevailing throughout the year 2017 compared to year 2016. Voyage expenses consisted largely of bunker charges in the amount of $6.7 million for 2017 compared to bunker charges in the amount of $6.1 million for 2016, an increase of $0.6 million. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $2.5 million for the year ended December 31, 2017 compared to $3.3 million for the year ended December 31, 2016, a decrease of $0.8 million and commissions to third parties which were $2.7 million for the year ended December 31, 2017, compared to $2.5 million for the year ended December 31, 2016, an increase of $0.2 million.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $59.4 million for the year ended December 31, 2017 compared to $58.8 million for the year ended December 31, 2016, an increase of $0.6 million, or 1.0%. The increase in operating expenses was driven by one of our product tankers coming off bareboat as well as increased maintenance costs for some vessels in the fleet. Other components of vessel operating expenses were repairs and maintenance costs which increased from $5.7 million in the year ended December 31, 2016 to $6.4 million in the year ended December 31, 2017.

DRY DOCKING COSTS—Dry docking costs were $3.5 million for the year ended December 31, 2017 compared to $3.6 million for the year ended December 31, 2016, a decrease of $0.1 million, or 2.8%. For the year ended December 31, 2017 seven vessels were dry docked compared to ten vessels for the year ended December 31, 2016. In 2017 the Company faced higher drydocking cost as per vessel drydocked due to the trading areas of some of the vessels due for drydock.

MANAGEMENT FEES—Management fees were $7.2 million for the year ended December 31, 2017 compared to $7.3 million for the year ended December 31, 2016, a decrease of $0.1 million or 1.4%. The decrease was due to the lower average number of vessels in the fleet; 52.6 for the year ended December 31, 2017 compared to 53.4 for the year ended December 31, 2016. The daily management fees per vessel did not change during these periods and remained $440 per day for vessels under time and spot charter and $125 per day for vessels under bareboat charter. The decrease in management fees in 2017 resulted from decrease in the total number of calendar days, which was due to the decrease in the average size of our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2017 were $2.9 million compared to $3.1 million for the year ended December 31, 2016, a decrease of $0.2 million or 6.5%. Included in the general and administrative expenses for both years ended December 31, 2017 and December 31, 2016 are $1.1 million paid to our manager for the services of the Company’s executive officers pursuant to our management agreement. Stock based compensation expense for the vested and non- vested shares, which is also part of the general and administrative expenses, decreased to $0.1 million during the year ended December 31, 2017 from $0.3 million during the year ended December 31, 2016.

DEPRECIATION—Depreciation expenses for the 52.6 average number of vessels in our fleet for the year ended December 31, 2017 were $38.9 million compared to $39.1 million for the 53.4 average number of vessels in our fleet for the year ended December 31, 2016 a decrease of $0.2 million, or 0.5%.

IMPAIRMENT LOSS—During the year ended December 31, 2017, the Company recognized an impairment loss of $6.5 million for seven of its oldest vessels, four of which were sold in 2017 while for the year ended December 31, 2016 the Company recognized an impairment loss of $5.7 million for six of its oldest vessels.

NET (GAIN)/ LOSS ON SALE OF VESSELS—During the year ended December 31, 2017 we sold four of our oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor all for further trading. The net loss on the sale of these vessels was $77.3 thousands. During the year ended December 31, 2016, we sold two vessels, the Gas Arctic for demolition and the Gas Ice for further trading. The net gain on the sale of these vessels was $118.4 thousands.

OTHER OPERATING COSTS—On November 17, 2016 and on July 18, 2017 at our request due to charter market conditions, the delivery dates for the four 22,000 cbm newbuildings were delayed. As a consequence, for the postponement of the delivery date the Company agreed to pay to the shipbuilder an additional charge. These charges of $1.1 million were included in the accompanying consolidated statement of operations under the caption “Other Operating Costs” for the year ended December 31, 2017.

INTEREST AND FINANCE COSTS—Interest and finance costs were $16.7 million for the year ended December 31, 2017 compared to $14.3 million for the year ended December 31, 2016, an increase of $2.4 million, or 16.8%. The increase in interest and finance cost was mainly due to an increase in loan interest expenses, mainly as a result of the increase in Libor rates.

LOSS ON DERIVATIVES— Included in the results for the year ended December 31, 2017 are net losses from interest rate derivative instruments of $0.4 million. Interest paid on interest rate swap arrangements amounted to $0.4 million for the year ended December 31, 2017, compared to $1.1 million for the year ended December 31, 2016 and net gains from change in fair value of the same arrangements was nil for the year ended December 31, 2017 compared to gains of $0.3 million for the year ended December 31, 2016.

INTEREST INCOME—Interest income was $0.3 million for the year ended December 31, 2017 compared to $0.5 million for the year ended December 31, 2016, a decrease of $0.2 million, related mostly to a lower amount of time deposits.

NET INCOME/(LOSS)—As a result of the above factors, we recorded a net loss of $1.2 million for the year ended December 31, 2017, compared to net loss of $7.8 million for the year ended December 31, 2016.

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

VESSEL OPERATING EXPENSES—Vessel operating expenses were $58.8 million for the year ended December 31, 2016 compared to $50.7 million for the year ended December 31, 2015, an increase of $8.1 million, or 16.0%. The increase in operating expenses was driven by the increase in vessel calendar days by 9.4% and one vessel coming off bareboat charter. Other components of vessel operating expenses were spares and consumable stores, which increased from $8.0 million in the year ended December 31, 2015 to $8.5 million in the year ended December 31, 2016 while repairs and maintenance costs were $5.1 million in the year ended December 31, 2015 compared to $5.7 million in the year ended December 31, 2016.

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

B. Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of $51.8 million and restricted cash of $3.2 million classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.

We had net proceeds of $11.5 million in 2017 from vessel sales, $1.5 million from vessel sales in 2016 and $2.0 million from vessel sales in 2015. We last raised capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock as described below.

Our liquidity needs, as of December 31, 2017 through the end of 2018, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of three LPG carrier newbuildings under construction; two of which were delivered in January 2018 and the last one was delivered in April 2018. Generally, our primary sources of funds, in the short term, have been cash from operating activities and, in the long term, bank borrowings and equity financings. The remaining purchase price, as of December 31, 2017, of $103.3 million for the three newbuilding vessels scheduled to be delivered in 2018, was expected to be funded with available cash and borrowings under two new credit facilities which we have entered into 2016 and 2017. As of December 31, 2017, we had paid a total of $109.9 million in deposits for four LPG carrier newbuildings including the delivery installment for one of them. In January 2018, we paid an aggregate of $64.7 million in installment payments, financed with borrowings under credit facilities we entered into in 2016 and 2017, upon the delivery of two of these newbuildings and $5.2 million in a scheduled installment for the one remaining newbuilding from available cash. On April 17, 2018 we took delivery of a 22,000 cbm newbuilding LPG vessel where the remaining amount of the purchase price of $33.4 million was funded through borrowings under a credit facility we entered into in 2017.

As of December 31, 2017, our aggregate debt outstanding net of capitalized arrangement fees was $384.9 million, of which $42.0 million was payable within 12 months. We believe our working capital is sufficient for our present short-term liquidity requirements. We believe our internally generated cash flows and borrowings under our arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. There is no fixed time period for this repurchase program. As of April 1, 2018, 3,872,232 shares of common stock had been repurchased for an aggregate of $20.3 million, with no shares having been repurchased since April 2016. Our dividend policy will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.”

Cash Flows

Net cash provided by operating activities—was $52.4 million for the year ended December 31, 2017, $36.2 million for the year ended December 31, 2016 and $48.1 million for the year ended December 31, 2015. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in 2017 compared to 2016, mainly due to the increase in revenue as a result of improved fleet utilization and a rise in freight rates. The decrease in net cash provided by operating activities in 2016 compared to 2015 was mainly due to the net loss as a result of further decline in freight rates, low demand that took place in 2016 and the increase in our operating costs due to our fleet expansion.

Net cash used in investing activities—was $48.9 million for the year ended December 31, 2017, $54.1 million for the year ended December 31, 2016 and $151.8 million for the year ended December 31, 2015.

During 2017, we acquired one LPG vessel, the Eco Frost, for which we paid a total of $33.3 million while we paid an amount of $27.3 million as advances related to the three remaining LPG newbuilding deliveries two of which were delivered in January 2018. During 2016, we acquired two LPG vessels, the Eco Nical and the Eco Dominator for which we paid a total of $33.0 million while we paid an amount of $23.2 million as advances related to the four remaining LPG newbuilding deliveries. During 2015, we acquired ten LPG vessels, the Eco Lucidity, the Eco Enigma, the Eco Galaxy, the Eco Universe, the Eco Royalty, the Eco Loyalty, the Eco Dream, the Eco Green, the Eco Nemesis and the Eco Czar, for which we paid a total of $149.9 million. In addition to payments related to vessel deliveries for 2015, during the aforementioned year we paid an amount of $5.2 million as advances for the five vessels expected to be delivered in future years. With regards to the sale of vessels, during 2017 we sold four of our oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor all for further trading with net sale proceeds of $11.5 million. In 2016, we sold two of our oldest vessels, the Gas Arctic for demolition and the Gas Ice for further trading, with net sale proceeds of $1.5 million. In 2015, we sold two of our oldest vessels, the Gas Kaizen and the Gas Crystal, for demolition, with net sale proceeds of $2.0 million.

Net cash provided by/ (used in) financing activities—net cash used in financing activities was $14.1 million for the year ended December 31, 2017 consisting mainly of $56.3 million of loan repayments and $43.0 million of debt proceeds. Net cash used in financing activities was $27.2 million for the year ended December 31, 2016 consisting mainly of $31.2 million in proceeds from long-term debt offset by $55.6 million in loan repayments. Net cash provided by financing activities was $87.9 million for the year ended December 31, 2015 consisting mainly of $155.1 million in proceeds from long-term debt while $55.9 million in loan repayments of which $42.4 million were regular loan installments and $13.5 million was a voluntary repayment of an existing credit facility. In addition, in the year ended December 31, 2015, $13.4 million was spent in relation to the Company’s stock repurchase program.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $384.9 million, as of December 31, 2017 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels

February 12, 2008	$14.38	Feb 2020	Quarterly	$0.63	$8.75	Stealth Falcon (ex. Navig8 Faith)

July 30, 2008	$15.79	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

October 9, 2008	$6.31	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels

April 14, 2014	$13.10	Apr 2020	Quarterly	$0.35	$9.60	Gas Astrid, Gas Exelero

April 16, 2014	$18.38	Apr 2020	Quarterly	$0.52	$13.18	Gas Haralambos, Eco Lucidity
	$0.63	Apr 2018	Quarterly	$0.31	$—	Gas Spirit

September 15, 2016	$17.11	Sep 2021	Quarterly	$1.01	$2.01	Stealth Berana (ex.Spike), Gas Zael

February 1, 2011	$27.95	Mar 2024	Quarterly	$0.83	$7.88	Gas Elixir
						Gas Cerberus
						Gas Myth

March 1, 2011	$13.13	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$13.25	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco

September 23, 2013	$23.74	Sept 2020	Quarterly	$1.26	$9.84	Gas Ethereal, Gas Alice, Gas Enchanted, Gas Inspiration, Gas Imperiale
March 24, 2014	$12.74	Mar 2021	Semi-Annual	$0.63	$8.33	Eco Stream
	$12.74	Jun 2021	Semi-Annual	$0.63	$8.33	Eco Chios
	$13.76	Jul 2022	Semi-Annual	$0.54	$8.33	Eco Galaxy

June 12, 2014	$10.36	Oct 2020	Quarterly	$0.22	$7.72	Eco Invictus

June 20, 2014	$8.21	Jan 2023	Quarterly	$0.17	$4.64	Eco Corsair
	$8.82	Jan 2023	Quarterly	$0.19	$4.93	Eco Elysium

July 29, 2014	$10.30	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$10.30	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe

July 4, 2014	$9.55	Aug 2021	Quarterly	$0.20	$6.50	Eco Czar
	$9.55	Sep 2021	Quarterly	$0.20	$6.50	Eco Nemesis

December 20, 2013	$13.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Dream
	$13.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Green
	$13.89	Feb 2023	Quarterly	$0.25	$8.74	Eco Nical
	$14.13	Jun 2023	Quarterly	$0.25	$8.74	Eco Dominator

December 24, 2015	$9.71	Dec 2022	Quarterly	$0.19	$5.97	Eco Royalty
	$9.71	Dec 2022	Quarterly	$0.19	$5.97	Eco Loyalty

December 7, 2017	$10.50	Dec 2022	Quarterly	$0.33	$4.00	Magic Wand

May 18, 2016	$31.48	May 2025	Quarterly	$0.51	$16.25	Eco Frost

The interest rates on the outstanding loans as of December 31, 2017 are based on Libor plus a margin which varies from 0.80% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 3.97% for the year ended December 31, 2017 and 3.43% for the year ended December 31, 2016. As of December 31, 2017, $68.9 million of our outstanding loans were covered by the interest rate swap agreements paying fixed rates ranging from 1.52% to 2.60% and received floating rates based on LIBOR.

On March 27, 2018, we entered into a term loan with a bank to refinance the existing term loan dated February 1, 2011. The new term loan amounting to $27,675,000 will be repayable in twenty-four consecutive quarterly installments plus a balloon payment payable together with the last installment. An installment amounting to $275,000 was paid on January 22, 2018 relating to the existing term loan dated February 1, 2011. Remaining obligations of the term loan dated February 1, 2011, have been presented as long-term in accordance with US GAAP as we had the intent and ability to refinance the obligation of $27,675,000, on a long term basis through the term loan that we had entered on March 27, 2018 discussed above.

As of April 1, 2018, nine of our vessels, the Gas Evoluzione, the Gas Texiana, the Gas Prodigy, the Gas Flawless, the Gas Monarch, the Gas Marathon, the Gas Pasha, the Gas Sincerity and the Gas Legacy, were unencumbered. Other than amounts to be drawn down under the credit facility for the partial financing of the LPG vessel under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

As of April 1, 2018, our credit facility, dated March 1, 2017, had remaining undrawn borrowing capacity of up to $39.1 million available to partially finance our final 22,000 cbm LPG carrier newbuilding delivered on April 17, 2018. The amount drawn was $35.3 million which covered in full the last delivery installment of the vessel amounting to $33.4 million. In addition to a first priority mortgage over the vessel being financed, the term loan will be secured by the assignment of the vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.

Financial Covenants

Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of a range from 125% to 130% depending on our different loan agreements;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•	to maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $7,917,738 in the earnings account with the relevant banks.

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

After increasing throughout 2007 and into 2008, charter rates for small LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there had been some improvement from the fourth quarter of 2011 to the third quarter of 2014, charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and despite some limited improvement in the second half of 2017 and early 2018 rates remain well below levels reached in 2007 and 2008. Although prospects for the small LPG segment, are favorable as the orderbook for 2018 is negligible while currently zero for the years thereafter, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly supply in the United States and the economies of the Middle East where large quantities are produced, and demand in the Far East and developing countries like Asia and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

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

F. Contractual Obligations

Contractual obligations as of December 31, 2017 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2018)	1-3 years (2019-2020)	3-5 years (2021-2022)	More than 5 years (After January 1, 2023)
Long-term debt obligations	$386,976	$42,580	$160,544	$112,353	$71,499
Interest on principal amounts outstanding(1)	$66,412	$17,032	$30,022	$15,383	$3,975
Interest on interest rate swap arrangements outstanding(1)	$(1,099)	$(41)	$(646)	$(260)	$(152)
Management fees(2)	$11,158	$7,439	$3,719	$—	$—
Operating lease obligations	$5,490	$3,540	$1,950	$—	$—
Vessel purchase commitments	$103,308	$103,308	$—	$—	$—

Total	$572,245	$173,858	$195,589	$127,476	$75,322

(1)	Based on assumed 3M LIBOR rates of 2.22% for 2018, 2.45% for 2019, 2.63% for 2020, 2.71% for 2021, 2.76% for 2022 and thereafter and assumed 6M LIBOR rates of 2.36% for 2018,2.80% for 2019,2.95% for 2020, 2.99% for 2021, 3.00% for 2022 and thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1.0% of the contract price of any vessels bought or sold on our behalf. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-months’ written notice is provided prior to the expiration of the term. No such notice was provided up to December 31, 2017, therefore the current term of our management agreement expires in June 2019.

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

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet and the decline in the global economy were considered to be indicators of potential impairment. As of the end of each respective quarter of 2017, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and:

•	revenue estimates based on nine year historical average rates (base rate) for periods for which there is no charter in place for vessels of less than twenty years of age and,

•	revenue estimates based on five year historical average rates for periods for which there is no charter in place for vessels of twenty years of age and above,

with an annual 1% revenue increase for both categories.

We also assumed an average annual inflation rate of 1.5% for operating expenses using as a base rate:

•	the actual operating expenses as per vessel for each respective period for the vessels of less than twenty years of age, and

•	the average operating expenses of the last five years for the vessels of twenty years of age and above.

Utilization rate was assumed to be:

•	94.0% for vessels of less than twenty years of age, and

•	actual five year historical average utilization rate for the vessels of twenty years of age and above.

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

As of June 30, 2017, the Company identified and recorded an impairment loss of $897,965 relating to one of the oldest vessels of the fleet, Gas Monarch, and as of September 30, 2017, the Company identified and recorded an impairment loss of $1,258,037, relating to two of the oldest vessels of the fleet, Gas Pasha and Gas Evoluzione. In addition, during the first nine months of 2017, the Company identified and recorded an impairment loss of $4,305,271 for four of its oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor which were sold during the year 2017, for further trading. For the three months ended December 31, 2017, no impairment loss was identified and recorded for the Company’s vessels that are held for use. Furthermore, as of December 31, 2017, the fair market value of each vessel of 20 years of age and above exceeded its carrying value. For 2016 we had six of our oldest vessels of the fleet impaired, the Gas Moxie, the Gas Emperor, the Gas Marathon, the Gas Texiana, the Gas Nirvana and the Gas Galaxy, as in each case the undiscounted net operating cash flows of each of these vessels did not exceed the respective vessel’s carrying value. The total impairment loss identified and recorded by the Company was $6,461,273 during the year ended December 31, 2017 and $5,735,086 as of December 31, 2016. As of December 31, 2015, the Company identified and recorded an impairment loss of $8,238,987.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2017 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2017, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our average 2017 rates as compared with the base rates for the vessels	5-year historical average rate		3-year historical average rate		1-year historical average rate
	of less than twenty years of age	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	-6.39%	—	—	1	0.07	1	0.07
Product Carriers	-31.88%	—	—	—	—	1	12.64
Aframax Tanker	-0.88%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels as of December 31, 2017 and what we believe the charter-free market values of each of our vessels was as of December 31, 2017, 25 of our 50 owned vessels in the water have current carrying values above their market values (27 of our 53 vessels in the water as at December 31, 2016). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $78 million and $77 million as of December 31, 2017 and 2016, respectively.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2017, and accordingly has not recorded an impairment charge.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2017 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

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

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2018, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	40	Chief Executive, President, Chief Financial Officer and Class III Director	2004	2018
Michael G. Jolliffe	68	Chairman of the Board, Class II Director	2004	2019
Lambros Babilis	50	Deputy Chairman and Class I Director	2007	2020
Markos Drakos	58	Class III Director	2006	2018
John Kostoyannis	52	Class II Director	2010	2019

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

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and telemarketing. Mr. Jolliffe is Vice Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of ColdHarbour Marine, a company manufacturing equipment for the marine industry and quoted on the London AIM market. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director, Internal Auditor and our Chief Technical Officer. The aggregate of such compensation for the years 2015, 2016 and 2017 was $1.1 million each year.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015, 25% of which vested on November 20, 2016 and 25% of which vested on November 20, 2017. The restricted shares are subject to forfeiture until they become vested. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2017, 2016 and 2015. We recognized share-based compensation expense of $1.1 million, $0.3 million and $0.1 million in 2015, 2016 and 2017, respectively.

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

At December 31, 2017 and April 1, 2018, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2017, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2017 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so in the remainder of 2018 and in 2019. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2018, the Audit Committee consists of Messrs.

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

As of December 31, 2017, 414 officers and 432 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership `

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

The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015, 25% of which vested on November 20, 2016 and 25% of which vested on November 20, 2017, the third anniversary of grant. No equity awards were made for the years ended December 31, 2017, 2016 and 2015. As of April 1, 2018, no awards had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2018 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2018 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 39,860,563 shares of common stock outstanding as of April 1, 2018. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,073,095	15.2%
MSDC Management, L.P.(2)	3,708,819	9.3%
Glendon Capital Management L.P.(3)	2,452,531	6.2%
Redwood Capital Management, LLC(4)	2,415,287	6.1%
FMR LLC(5)	2,370,274	5.9%
Royce & Associates, LP(6)	2,126,056	5.3%
Boston Partners(7)	2,038,540	5.1%

Executive Officers and Directors
Harry N. Vafias(1)	6,491,189	16.3%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	6,578,442	16.5%

*	Less than 1%.
(1)	According to a Schedule 13D jointly filed with the SEC on February 5, 2018 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 6,491,189 shares of common stock, of which 6,073,095 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes any shares of common stock which maybe held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934.
(2)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 16, 2016, MSDC is the investment manager of, and may be deemed to beneficially own 3,708,819 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.
(3)	According to a Schedule 13G jointly filed on behalf of Glendon Capital Management L.P. and Matthew S. Barrett, Holly Kim, Eitan Melamed, Michael Keegan and Brian Berman, each of whom may be deemed to have shared voting power and joint dispositive power with respect to all such shares owned by Glendon Capital Management L.P., on February 14, 2017.
(4)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 11, 2016.
(5)	According to Amendment No. 3 to a Schedule 13G jointly filed by and on behalf of each of FMR LLC, Edward C. Johnson 3d, Abigail P. Johnson and Select Energy Service Portfolio with the SEC on February 13, 2018.
(6)	According to a Schedule 13G filed by Royce & Associates, LP on January 24, 2018.
(7)	According to a Schedule 13G filed by Boston Partners on February 13, 2018, Boston Partners may be deemed to be a beneficial owner of 2,038,540 shares of common stock held by Boston Partners for the discretionary account of certain clients.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2018, we had approximately 16 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 32,835,813 shares of common stock representing approximately 82.4% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 32,835,513 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000, of common stock repurchases. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. There is no fixed time period for this repurchase program. As of April 1, 2018, 3,872,232 shares of common stock had been repurchased with no repurchase since April 2016 (843,022 in 2014, 2,372,097 in 2015, 657,113 in 2016 and nil in 2017 and 2018), for an aggregate of $20.3 million.

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

In the year ended December 31, 2017, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2015, 2016 and 2017 were $6.5 million, $7.3 million and $7.2 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2015, 2016 and 2017 we paid $0.25 million, $0.17 million and $0.13 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2015, 2016 and 2017, total brokerage commissions of 1.25% amounted to $1.7 million, $1.8 million and $1.9 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2015, 2016 and 2017, the amounts of $1.9 million, $0.4 million and $0.5 million, respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2015, 2016 and 2017, the amounts of $0.02 million, $0.01 million and $0.1 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2015, 2016 and 2017, such compensation was in the aggregate amount of $1.1 million in each aforementioned year.

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

On May 26, 2014, we entered into an agreement with Brave Maritime for the supervision of the construction of eight of our newbuilding vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi-refrigerated newbuilding vessels at Euro 490,000 per ship. For the years ended December 31, 2015, 2016 and 2017, the supervision fees amounted to $1,726,265, $854,022, and $535,864, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from an entity affiliated with Stealth Maritime. In the years ended December 31, 2015, 2016 and 2017, we made lease payments of $72,753, $72,907 and $82,192, respectively. The lease rate for 2018 is €72,000 per year.

Vessel Charters

In April 2012, we entered into time charter out agreements with an entity affiliated with members of the Vafias family for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter was four years and there was an option to extend the charter for an additional year. The charter was not extended and instead the vessel was fixed in August 2016 to a one year bareboat charter to a charterer not related to the Company. The five-year charter for the Gas Esco commenced in June 2012 and expired in June 2017. Following the charter expiration, Gas Esco was fixed on a two year bareboat charter to a charterer not related to the Company. Revenues from these two charters for the years ended December 31, 2015, 2016 and 2017 were $9.8 million, $7.6 million and $2.0 million, respectively, which are recorded in our consolidated statements of operations under “Revenues—related party”. The vessel operating expenses in accordance with the terms of the respective time charter agreements for the Stealth Bahla and the Gas Esco, for the years ended December 31, 2015, 2016 and 2017, were $3.9 million, $3.0 million and $0.8 million, respectively, which are recorded in our consolidated statements of operations under “Vessel Operating Expenses—related party.”

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

	High	Low
Year Ended December 31, 2013	$12.88	$8.10
Year Ended December 31, 2014	11.67	5.37
Year Ended December 31, 2015	7.02	3.03
Year Ended December 31, 2016	5.05	2.49
Year Ended December 31, 2017	4.69	2.94
2016
First Quarter	3.59	2.49
Second Quarter	5.05	3.61
Third Quarter	3.84	3.16
Fourth Quarter	4.00	2.70
2017
First Quarter	4.69	3.35
Second Quarter	3.91	3.02
Third Quarter	3.34	2.94
Fourth Quarter	4.38	3.29
October 2017	3.72	3.29
November 2017	4.08	3.45
December 2017	4.38	3.82
2018
First Quarter	4.56	3.89
January 2018	4.56	4.10
February 2018	4.55	4.14
March 2018	4.37	3.89
April 2018 (through and including April 24)	4.13	3.87

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,285,108 shares were issued, including 4,424,545 shares repurchased by the Company and held as treasury stock, and 39,860,563 shares outstanding and fully paid as of December 31, 2017 and April 1, 2018. All of our shares of stock are in registered form.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 16.3% of our shares of common stock as of April 1, 2018, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2017.

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

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income or that of our subsidiaries is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we or our subsidiaries may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a United States trade or business by us or our subsidiaries.

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

We do not believe that we were a PFIC for 2017. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2017. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2017 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2017, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2017 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2017, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2017 and 2018.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2017 (in millions)	Notional Amount December 31, 2017 (in millions)	Estimated Notional Amount December 31, 2018 (in millions)
Swap 1	September 30, 2015	September 30, 2020	$17.6	2.60%	3 month U.S.	$0.13	$11.9	$9.3
					dollar LIBOR
Swap 2	September 30, 2015	September 30, 2020	$17.6	1.69%	3 month U.S.	$(0.09)	$11.9	$9.3
					dollar LIBOR
Swap 3	October 2, 2015	October 2, 2020	$12.1	1.54%	3 month U.S.	$(0.13)	$10.4	$9.5
					dollar LIBOR
Swap 4	November 4, 2015	August 4, 2021	$11.2	1.52%	3 month U.S.	$(0.17)	$9.5	$8.7
					dollar LIBOR
Swap 5	December 3, 2015	September 3, 2021	$11.2	1.55%	3 month U.S.	$(0.17)	$9.5	$8.7
					dollar LIBOR
Swap 6	August 16, 2017	May 16, 2025	$16.0	2.12%	3 month U.S.	$(0.09)	$15.7	$14.7
					dollar LIBOR
Swap 7	March 12, 2018	December 11, 2022	$21.6	2.74%	3 month U.S.	$—	$—	$19.5
					dollar LIBOR
Swap 8	April 10, 2018	December 31, 2025	$32.6	2.74%	3 month U.S.	$—	$—	$31.6
					dollar LIBOR
Total						$(0.52)	$68.9	$111.3

As of December 31, 2017, total bank indebtedness of the Company was $387.0 million, of which $68.9 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2017, we paid fixed rates ranging from 1.52% to 2.60% and received floating rates based on LIBOR of approximately 1.14% under our six floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2017, and our interest swap arrangements as of December 31, 2017, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $3.3 million (2016: $3.8 million) for the year ended December 31, 2017.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 15% of our expenses in currencies other than U.S. dollars in 2017 (2016: 15%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2018 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2017.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2017, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2017 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Company and our report dated April 27, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 27, 2018

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2017.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2017	2016
Audit fees	$419	$412
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$419	$412

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2017 and 2016.

(3) Tax Fees

Deloitte did not provide any tax services in 2017 and 2016.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2017 and 2016.

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

Item 16H.	Mine Safety Disclosures

Not Applicable

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 27, 2018

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 27, 2018

We have served as the Company’s auditor since 2005.

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2016 and 2017 (Expressed in United States Dollars)

		December 31,
	Note	2016	2017
Assets
Current assets
Cash and cash equivalents		64,993,923	51,754,131
Receivable from related party	3	115,599	—
Trade and other receivables		3,918,031	3,853,992
Claims receivable		—	15,951
Inventories	4	2,809,123	2,762,299
Advances and prepayments		1,278,357	1,221,029
Restricted cash		3,363,012	3,231,323

Total current assets		76,478,045	62,838,725

Non current assets
Advances for vessels under construction and acquisitions	5	55,785,801	61,577,818
Vessels, net	6	863,699,739	862,061,906
Other receivables		—	243,075
Restricted cash		5,174,710	7,917,738
Deferred finance charges	7	540,414	941,760
Fair value of derivatives	12	263,635	645,169

Total non current assets		925,464,299	933,387,466

Total assets		1,001,942,344	996,226,191

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,890,933	14,209,624
Trade accounts payable		8,728,267	10,509,465
Accrued liabilities	8	5,299,479	5,880,479
Customer deposits	10	—	1,820,700
Deferred income	9	4,621,438	4,362,056
Deferred income—related party	3,9	232,774	—
Current portion of long-term debt	11	54,593,715	41,966,607

Total current liabilities		81,366,606	78,748,931

Non current liabilities
Fair value of derivatives	12	364,823	126,525
Customer deposits	10	2,556,700	736,000
Deferred gain on sale and leaseback of vessels	20	385,127	190,087
Deferred income	9	1,910	4,035
Long-term debt	11	343,291,874	342,941,841

Total noncurrent liabilities		346,600,434	343,998,488

Total liabilities		427,967,040	422,747,419

Commitments and contingencies	19

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 44,285,108 shares issued and 39,860,563 shares outstanding at December 31, 2016 and 2017 with a par value of $0.01 per share	13	442,850	442,850
Treasury stock, 4,424,545 shares at December 31, 2016 and 4,424,545 shares at December 31, 2017 with a par value of $0.01 per share	13	(22,523,528)	(22,523,528)
Additional paid-in capital	13	501,342,523	501,471,768
Retained earnings		94,688,024	93,469,787
Accumulated other comprehensive income		25,435	617,895

Total stockholders’ equity		573,975,304	573,478,772

Total liabilities and stockholders’ equity		1,001,942,344	996,226,191

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2015, 2016 and 2017

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2015	2016	2017
Revenues
Revenues		131,501,881	136,539,399	152,338,278
Revenues—related party	3	9,814,000	7,592,784	1,973,643

Total revenues	16	141,315,881	144,132,183	154,311,921

Expenses
Voyage expenses	17	15,849,855	13,618,025	13,804,032
Voyage expenses—related party	3,17	1,725,683	1,772,240	1,912,505
Charter hire expenses	20	4,124,960	4,054,387	3,524,770
Vessels’ operating expenses	17	46,477,583	55,680,993	58,618,526
Vessels’ operating expenses—related party	3,17	4,177,042	3,141,843	800,908
Dry-docking costs		1,774,905	3,613,230	3,529,047
Management fees—related party	3	6,452,145	7,346,180	7,205,490
General and administrative expenses (including $1,150,451, $1,187,037, and $1,209,499, to related party)		3,655,316	3,110,409	2,898,958
Depreciation	6	35,857,507	39,096,589	38,921,672
Impairment loss	6,12	8,238,987	5,735,086	6,461,273
Net (gain)/loss on sale of vessels	6	(33,251)	(118,427)	77,314
Other operating costs	5	—	—	1,058,863

Total expenses		128,300,732	137,050,555	138,813,358

Income from operations		13,015,149	7,081,628	15,498,563

Other (expenses)/income
Interest and finance costs		(10,385,261)	(14,268,148)	(16,661,464)
Loss on derivatives	12	(370,584)	(767,196)	(403,943)
Interest income and other income		173,083	454,472	322,868
Foreign exchange gain/(loss)		134,291	(299,056)	25,739

Other expenses, net		(10,448,471)	(14,879,928)	(16,716,800)

Net income/(loss)		2,566,678	(7,798,300)	(1,218,237)

Earnings/(Loss) per share
—Basic and diluted	15	0.06	(0.20)	(0.03)

Weighted average number of shares
—Basic and diluted		41,315,127	39,824,038	39,809,364

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income/(Loss)

For the Years Ended December 31, 2015, 2016 and 2017

(Expressed in United States Dollars)

		December 31,
	Note	2015	2016	2017
Net income/(loss)		2,566,678	(7,798,300)	(1,218,237)

Other comprehensive (loss)/income
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	(100,268)	418,723	592,460

Total other comprehensive (loss)/income		(100,268)	418,723	592,460

Total comprehensive income/(loss)		2,466,410	(7,379,577)	(625,777)

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2015, 2016 and 2017

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number of Shares (Note 13)	Amount (Note 13)	Number of Shares (Note 13)	Amount (Note 13)	Additional Paid-in Capital (Note 13)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total
Balance, January 1, 2015	44,285,108	442,850	(1,395,335)	(7,541,264)	499,862,062	99,919,646	(293,020)	592,390,274
Stock based compensation	—	—	—	—	1,140,084	—	—	1,140,084
Stock repurchase	—	—	(2,372,097)	(12,945,608)	—	—	—	(12,945,608)
Comprehensive income for the year	—	—	—	—	—	2,566,678	(100,268)	2,466,410

Balance, December 31, 2015	44,285,108	442,850	(3,767,432)	(20,486,872)	501,002,146	102,486,324	(393,288)	583,051,160
Stock based compensation	—	—	—	—	340,377	—	—	340,377
Stock repurchase	—	—	(657,113)	(2,036,656)	—	—	—	(2,036,656)
Comprehensive loss for the year	—	—	—	—	—	(7,798,300)	418,723	(7,379,577)

Balance, December 31, 2016	44,285,108	442,850	(4,424,545)	(22,523,528)	501,342,523	94,688,024	25,435	573,975,304
Stock based compensation	—	—	—	—	129,245	—	—	129,245
Comprehensive loss for the year	—	—	—	—	—	(1,218,237)	592,460	(625,777)

Balance, December 31, 2017	44,285,108	442,850	(4,424,545)	(22,523,528)	501,471,768	93,469,787	617,895	573,478,772

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015, 2016 and 2017

(Expressed in United States Dollars)

	December 31,
	2015	2016	2017
Cash flows from operating activities
Net income/(loss) for the year	2,566,678	(7,798,300)	(1,218,237)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	35,857,507	39,096,589	38,921,672
Amortization of deferred finance charges	587,157	715,587	690,842
Amortization of deferred gain on sale and leaseback of vessels	(195,040)	(195,574)	(195,040)
Share based compensation	1,140,084	340,377	129,245
Change in fair value of derivatives	(1,705,633)	(331,387)	(27,372)
Impairment loss	8,238,987	5,735,086	6,461,273
(Gain)/loss on sale of vessels	(33,251)	(118,427)	77,314
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,532,306)	825,838	(179,036)
Claims receivable	(1,192,422)	(610,810)	(235,705)
Inventories	(39,991)	117,744	46,824
Advances and prepayments	136,601	(28,955)	57,328
Increase/(decrease) in
Balances with related parties	4,351,432	(1,185,024)	6,434,290
Trade accounts payable	(183,896)	462,215	1,299,686
Accrued liabilities	1,699,912	(303,460)	581,000
Deferred income	(1,641,223)	(567,411)	(490,031)

Net cash provided by operating activities	48,054,596	36,154,088	52,354,053

Cash flows from investing activities
Insurance proceeds	1,262,695	610,810	219,754
Vessels’ acquisitions and advances for vessels under construction	(155,072,744)	(56,215,758)	(60,612,867)
Proceeds from sale of vessels, net	2,010,302	1,530,177	11,479,936

Net cash used in investing activities	(151,799,747)	(54,074,771)	(48,913,177)

Cash flows from financing activities
Stock repurchase	(13,429,891)	(2,070,306)	—
Deferred finance charges paid	(383,950)	(712,614)	(815,256)
Customer deposits received	2,556,700	—	—
Loan repayments	(55,943,588)	(55,630,352)	(56,254,073)
Proceeds from long-term debt	155,100,000	31,200,000	43,000,000

Net cash provided by/(used in) financing activities	87,899,271	(27,213,272)	(14,069,329)

Net decrease in cash, cash equivalents and restricted cash	(15,845,880)	(45,133,955)	(10,628,453)
Cash, cash equivalents and restricted cash at beginning of year	134,511,480	118,665,600	73,531,645

Cash, cash equivalents and restricted cash at end of year	118,665,600	73,531,645	62,903,192

Cash breakdown
Cash and cash equivalents	100,062,957	64,993,923	51,754,131
Restricted cash, current	13,455,766	3,363,012	3,231,323
Restricted cash, non-current	5,146,877	5,174,710	7,917,738

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	118,665,600	73,531,645	62,903,192

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	7,455,713	12,429,729	14,643,885
Non cash financing activity—Stock repurchase	33,650	—	—
Non cash investing activity—Vessels under construction	153,464	124,288	605,800

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2017 owned a fleet of forty six liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2015, Charterer A accounted for 10% or more of the Company’s revenues, while during 2016 and 2017 no charterer accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2015	2016	2017
A	13%	—	—

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

Other Comprehensive (Loss)/Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

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

Advances for vessels under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for vessels as well as other expenses in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized.

Vessels Acquisitions: Vessels are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to revenues over the remaining term of the charter.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 1%. The Company also assumes an average annual inflation rate of 1.50% for operating expenses. An impairment loss was identified and recorded for the years ended December 31, 2015, 2016 and 2017 (Note 6).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No assets were held for sale as of December 31, 2016 and 2017.

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

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

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

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses under a time charter and voyage charter are paid by the Company and are accounted for on an accrual basis.

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

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 14).

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

Derivatives: The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. The Company designates its derivatives based on guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

Recent Accounting Pronouncements: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. The Company adopted this ASU for the reporting period commencing on January 1, 2018 and has elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard, revenues generated under voyage charter agreements will be recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo. The financial impact on the Company’s financial statements will derive from voyage charters which do not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. As voyage charters represent 17.4% of the Company’s revenues for the year ended December 31, 2017, and only seven vessels of the Company had voyage charters that were in progress as of December 31, 2017, we expect the effect of implementation to be insignificant.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update was effective for public entities with reporting periods beginning after December 15, 2016. During 2017, the Company adopted this ASU with no material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company is currently evaluating the impact, if any, of the adoption of this new standard and will evaluate any amendments that may be issued.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance is effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. During 2017, the Company adopted this ASU with no material impact on its consolidated financial statements.

In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no impact as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

In November 2016 the FASB issued the ASU 2016-18—Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. ASU 2016-18 was early adopted by the Company in the period ended December 31, 2017 with retrospective application. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities, and has no impact on the Company’s balance sheet and statement of operations.

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). ASU 2017-12 is intended to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods therein; however, early adoption by all entities is permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company will adopt this update from January 1, 2018 and believes that the adoption of this update will not have any material impact on its consolidated financial statements.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. For the years ended December 31, 2015, 2016 and 2017, total brokerage commissions of 1.25% amounted to $1,725,683, $1,772,240 and $1,912,505, respectively, and are included in “Voyage expenses – related party” in the consolidated statements of operations. For the years ended December 31, 2015, 2016 and 2017, the management fees were $6,452,145, $7,346,180 and $7,205,490, respectively and are included in “Management fees – related party” in the consolidated statements of operations. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2015, 2016 and 2017, the superintendent fees amounted to $245,000, $172,000 and $125,500, respectively, and are included in “Vessels’ operating expenses – related party” in the consolidated statements of operations.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2015, 2016 and 2017 commission fees relating to vessels purchased of $1,925,563, $421,639 and $525,978, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2015, 2016 and 2017 the amounts of $21,177, $13,711 and $119,900 were recognized as commission expenses relating to the sale of vessels and is included in the consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Chief Technical Officer, its Finance Manager and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,077,698, $1,114,130 and $1,127,307, for the years ended December 31, 2015, 2016 and 2017, respectively, and are included in the consolidated statements of operations under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2016 and at December 31, 2017 was a liability of $7,890,933 and $14,209,624, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Manager. Rental expense for the years ended December 31, 2015, 2016 and 2017 amounted to $72,753, $72,907 and $82,192, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., a company affiliated with members of the Vafias family incorporated in the Marshall Islands. The above time charter agreements expired in August 2016 and June 2017. Revenue from the related party amounted to $9,814,000, $7,592,784 and $1,973,643 for each of the years ended December 31, 2015, 2016 and 2017, respectively, and are included in the consolidated statements of operations under the caption “Revenues – related party”. In accordance with the time charter agreements for the vessels’ operating expenses, the Company paid to the Manager amounts of $3,932,042, $2,969,843 and $675,408 for the years ended December 31, 2015, 2016 and 2017, respectively, which are included in the consolidated statements of operations under the caption “Vessels’ operating expenses – related party”. The receivable balance with Emihar Petroleum Inc. as of December 31, 2016 and 2017, was a receivable of $115,599 and nil, respectively. Deferred income with Emihar Petroleum Inc. as of December 31, 2016 and 2017 was $232,774 and nil, respectively.

On May 26, 2014, the Company entered into an agreement with Brave for the supervision of the construction of eight of its vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, the Company entered into a new supervision agreement with Brave for the supervision of the construction of four of its newbuilding vessels for a fixed fee of Euro 490,000 per vessel. For the years ended December 31, 2015, 2016 and 2017, the supervision fees amounted to $1,726,265, $854,022, and $535,864, respectively, and were capitalized to the cost of the respective vessels.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2016	2017
Bunkers	1,231,188	1,312,116
Lubricants	1,577,935	1,450,183

Total	2,809,123	2,762,299

5. Advances for Vessels Under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheet as of December 31, 2016 of $55,785,801 mainly represents advance payments to ship-builders for four LPG carriers under construction contracted in 2014.

The amount shown in the accompanying consolidated balance sheet as of December 31, 2017 of $61,577,818 mainly represents advance payments to ship-builders for three LPG carriers under construction contracted in 2014.

On November 17, 2016 and on July 18, 2017, the Company agreed with the shipbuilder the postponement of the delivery dates of the four newbuildings for an additional charge. These charges of $1,058,863 were included in the accompanying consolidated statement of operations under the caption “Other operating costs” for the year ended December 31, 2017.

For the years ended December 31, 2016 and 2017, the movement of the account, advances for vessels under construction and acquisitions was as follows:

Balance, December 31, 2015	44,031,882
Advances for vessels under construction and acquisitions	51,949,154
Capitalized interest	1,660,802
Capitalized expenses	2,576,626
Vessels delivered	(44,432,663)

Balance, December 31, 2016	55,785,801
Advances for vessels under construction and acquisitions	57,805,820
Capitalized interest	813,423
Capitalized expenses	2,475,138
Vessels delivered	(55,302,364)

Balance, December 31, 2017	61,577,818

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	1,066,630,849	(201,940,961)	864,689,888
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	44,432,663	—	44,432,663
Disposals	(591,137)	—	(591,137)
Impairment loss	(34,859,054)	29,123,968	(5,735,086)
Depreciation for the year	—	(39,096,589)	(39,096,589)

Balance, December 31, 2016	1,075,613,321	(211,913,582)	863,699,739
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	55,302,364	—	55,302,364
Impairment loss	(29,222,564)	22,761,291	(6,461,273)
Disposal	(11,557,252)	—	(11,557,252)
Depreciation for the year	—	(38,921,672)	(38,921,672)

Balance, December 31, 2017	1,090,135,869	(228,073,963)	862,061,906

The additions in 2016 relate to the acquisition of vessels “Eco Nical” and “Eco Dominator”.

The Company realized an aggregate gain from the sale of vessels “Gas Arctic” and “Gas Ice” of $118,427 which is included in the Company’s consolidated statement of operations under the caption “Net (gain)/loss on sale of vessels” for the year ended December 31, 2016.

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

The additions in 2017 relate to the acquisition of vessel “Eco Frost”.

In April 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Icon”, to an unaffiliated third party for $2,900,000. The vessel, including her inventories on board, was classified as vessel held for sale in the second quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $1,747,923 in its consolidated statement of comprehensive operations for the year ended December 31, 2017. The vessel was delivered to her new owners on July 20, 2017.

In May 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Emperor”, to an unaffiliated third party for $2,900,000. The vessel, including her inventories on board, was classified as vessel held for sale in the second quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $580,004 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on September 2, 2017.

In August 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Moxie”, to an unaffiliated third party for $2,575,000. The vessel, including her inventories on board, was classified as vessel held for sale in the third quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $570,626 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on November 7, 2017.

In September 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Nirvana”, to an unaffiliated third party for $3,675,000. The vessel, including her inventories on board, was classified as vessel held for sale in the third quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $1,406,718 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on November 17, 2017.

The Company decided to dispose the vessels “Gas Icon”, “Gas Emperor”, “Gas Moxie” and “Gas Nirvana” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of these vessels of $77,314 which is included in the Company’s consolidated statement of operations under the caption “Net (gain)/loss on sale of vessels” for the year ended December 31, 2017.

As a result of the impairment analysis performed for the year ended December 31, 2017, due to the prevailing conditions in the shipping industry, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of three vessels and therefore the Company identified and recorded an impairment loss of $2,156,002 which is presented under the caption “Impairment loss” in its consolidated statement of operations.

As of December 31, 2017, 40 vessels with a carrying value of $762,159,589 have been provided as collateral to secure the Company’s bank loans as discussed in Note 11.

7. Deferred Finance Charges

Deferred finance charges amounting to $540,414 and $941,760 as of December 31, 2016 and December 31, 2017, respectively, represent fees paid to the lenders for undrawn facilities, and are presented on the balance sheet under non-current assets.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2016	2017
Interest on long-term debt	2,660,766	2,839,121
Administrative expenses	206,840	204,472
Other operating costs	—	563,333
Vessel operating and voyage expenses	2,431,873	2,273,553

Total	5,299,479	5,880,479

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $4,856,122 and $4,366,091 represent cash related to time and bareboat charter revenues received in advance as of December 31, 2016 and as of December 31, 2017, respectively.

10. Customer Deposits

These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)	On February 24, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” (ex. “Spike”) which is equal to five-months hire. This amount will be returned to the charterer after the expiration of the bareboat charter in April 2018.

(b)	On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Stealth Falcon” (ex. “Navig8 Faith”) which is equal to three-months hire. This amount will be returned to the charterer at the end of the three-year bareboat charter in February 2019.

11. Long-term Debt

Term Loans		Drawn Amount	December 31, 2016	Movement in 2017		December 31, 2017
Issue Date	Maturity Date			Additions	Repayments
June 21, 2007	December 21, 2017	49,875,000	14,414,250	—	(14,414,250)	—
February 12, 2008	February 19, 2020	40,250,000	16,875,000	—	(2,500,000)	14,375,000
July 30, 2008	November 4, 2020	33,240,000	17,728,000	—	(1,939,000)	15,789,000
October 9, 2008	October 9, 2020	29,437,000	7,090,000	—	(780,000)	6,310,000
September 15, 2016	September 15, 2021	24,600,000	21,141,273	—	(4,026,908)	17,114,365
April 14, 2014	April 14, 2020	20,400,000	14,900,000	—	(1,800,000)	13,100,000
February 1, 2011	September 1, 2018	49,400,000	31,250,000	—	(3,300,000)	27,950,000
March 1, 2011	June 20, 2020	43,250,000	29,375,000	—	(3,000,000)	26,375,000
September 23, 2013	September 30, 2020	45,212,500	28,791,594	—	(5,052,587)	23,739,007
March 24, 2014	July 31, 2022	50,225,000	42,840,000	—	(3,605,000)	39,235,000
April 16, 2014	April 16, 2020	30,000,000	22,335,000	—	(3,330,000)	19,005,000
June 12, 2014	October 2, 2020	13,000,000	11,240,000	—	(880,000)	10,360,000
June 20, 2014	January 8, 2023	20,925,000	18,440,000	—	(1,420,000)	17,020,000
December 20, 2013	June 30, 2023	67,200,000	59,475,000	—	(3,960,000)	55,515,000
December 24, 2015	December 14, 2022	22,400,000	20,906,672	—	(1,493,328)	19,413,344
July 4, 2014	September 3, 2021	22,750,000	20,718,750	—	(1,625,000)	19,093,750
July 29, 2014	July 7, 2023	25,350,000	22,709,375	—	(2,112,500)	20,596,875
December 7, 2017	December 11, 2022	22,275,000	—	10,500,000	—	10,500,000
May 18, 2016	May 16, 2025	65,650,000	—	32,500,000	(1,015,500)	31,484,500

Total			400,229,914	43,000,000	(56,254,073)	386,975,841

Current portion of long-term debt			55,238,573			42,580,323
Long term debt			344,991,341			344,395,518

Total debt			400,229,914			386,975,841

Current portion of deferred finance charges			644,858			613,716
Deferred finance charges non-current			1,699,467			1,453,677

Total deferred finance charges			2,344,325			2,067,393

Total debt			400,229,914			386,975,841
Less: Total deferred finance charges			2,344,325			2,067,393

Total debt, net of deferred finance charges			397,885,589			384,908,448
Less: Current portion of long-term debt, net of current portion of deferred finance charges			54,593,715			41,966,607

Long term debt, net of deferred finance charges			343,291,874			342,941,841

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

On May 18, 2016 the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction, by two of the Company’s wholly owned subsidiaries. The term loan will not exceed the amount of $74,480,000 and will be drawn down in two tranches upon the delivery of each vessel.

The first tranche amounting to $32,500,000 was drawn down on May 16, 2017 and the second tranche amounting to $33,150,000 was drawn down on January 10, 2018.

On September 15, 2016, the Company entered into a facility agreement with a bank to refinance the existing term loan dated January 30, 2009. The term loan amounted to $24,600,000 and was drawn down in one tranche at the signing date of the facility agreement.

On March 1, 2017 the Company, following the term sheet of May 13, 2016, entered into a term loan with the bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate term loan is up to $76,020,000 and will be drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $35,525,000 was drawn down on January 4, 2018 and on January 10, 2018 and the second tranche amounting to $35,262,500 was drawn down on April 13, 2018 and on April 17, 2018. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

On December 7, 2017, the Company entered into a term loan with a bank to repay amounts outstanding under existing loan and to refinance the cost of acquisition of one product carrier. The term loan is up to $22,500,000 and was drawn down in two tranches. The first tranche amounting to $10,500,000 was drawn down on December 11, 2017 and the second tranche amounting to $11,775,000 was drawn down on February 8, 2018.

On March 27, 2018, the Company entered into a term loan with a bank to refinance the existing term loan dated February 1, 2011. The term loan amounting to $27,675,000 will be repayable in twenty-four consecutive quarterly installments plus a balloon payment payable together with the last installment. An installment amounting to $275,000 was paid on January 22, 2018 relating to the existing term loan dated February 1, 2011. Remaining obligations of the term loan dated February 1, 2011, have been presented as long-term in accordance with US GAAP as the Company had the intent and ability to refinance the obligation of $27,675,000, on a long term basis through the term loan that the Company has entered on March 27, 2018 discussed above.

The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 125% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•	the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $7,917,738 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

Gross deferred finance charges amounting to $7,055,914 and $7,871,170 as of December 31, 2016 and December 31, 2017, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet as a direct deduction from the carrying amount of the related loan and credit facility net of accumulated amortization. For the years ended December 31, 2015, 2016 and 2017, the amortization of deferred financing charges amounted to $587,157, $715,587 and $690,841, respectively, and is included in interest and finance costs in the consolidated statements of operations.

The interest rates on the outstanding loans as of December 31, 2017 are based on Libor plus a margin which varies from 0.80% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2015: 2.67%

Year ended December 31, 2016: 3.43%

Year ended December 31, 2017: 3.97%

Bank loan interest expense for the above loans for the years ended December 31, 2015, 2016 and 2017 amounted to $10,175,944, $14,149,326 and $15,640,377, respectively. Of these amounts, for the years ended December 31, 2015, 2016 and 2017, the amounts of $1,822,443, $1,660,802 and $813,423, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations.

At December 31, 2017, the Company was in compliance with all of its debt financial covenants.

The aggregate available unused amounts under these facilities at December 31, 2017 were $125,260,000 and the Company is required to pay a quarterly commitment fee from 0.70% to 0.77% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2017 are as follows:

December 31,	Amount
2018	42,580,323
2019	42,505,323
2020	118,038,569
2021	53,874,219
2022	58,478,532
Thereafter	71,498,875

Total	386,975,841

12. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions at December 31, 2017 (2016: five swaps) covering notional amounts aggregating approximately $68,935,006 at December 31, 2017 (2016: $60,750,343) pursuant to which it pays fixed rates ranging from 1.52% to 2.60% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 1.14% at December 31, 2017). These agreements contain no leverage features and have maturity dates ranging from September 2020 to May 2025. All the derivative contracts for the periods presented qualified for hedge accounting since their inception.

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

On June 2, 2017, the Company as a condition of its term loan dated May 18, 2016, entered into an amortizing interest rate swap agreement for a notional amount of $15,996,125. The agreement is effective from August 16, 2017 and expires on May 16, 2025; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.12%.

The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. During 2014, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction. Under the contracts the Company converted U.S. dollars to approximately JPY400 million of cash outflows in 2014 and to approximately JPY500 million of cash outflows in 2015. No such contracts were entered into during the years ended December 31, 2016 and 2017.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2016		2017
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets—Fair value of derivatives	263,635	—	645,169	—
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	364,823	—	126,525

Total derivatives designated as hedging instruments		263,635	364,823	645,169	126,525

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2015	2016	2017
Interest Rate Swap—Change in Fair Value	Loss on derivatives	1,191,050	297,656	—
Interest Rate Swap—Realized loss	Loss on derivatives	(1,243,359)	(297,954)	—
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	583,368	—	—
Foreign Currency Contract—Realized loss	Loss on derivatives	(669,712)	—	—

Total loss on derivatives		(138,653)	(298)	—

Derivatives designated as hedging instruments	Location of Loss Recognized	Year Ended December 31,
		2015	2016	2017
Interest Rate Swap—Loss reclassified from OCI (Effective portion)	Loss on derivatives	(231,931)	(766,898)	(403,943)

Total loss on derivatives		(231,931)	(766,898)	(403,943)

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain/ (Loss) on cash flow hedges
Balance, January 1, 2015	(293,020)
Effective portion of changes in fair value of interest swap contracts	(100,268)

Balance, December 31, 2015	(393,288)
Effective portion of changes in fair value of interest swap contracts	418,723

Balance, December 31, 2016	25,435
Effective portion of changes in fair value of interest swap contracts	592,460

Balance, December 31, 2017	617,895

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2017:

	Fair Value as of December 31, 2017	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	645,169	—	645,169	—
Interest Rate Swap Agreements	(126,525)	—	(126,525)	—

Total	518,644	—	518,644	—

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Fair Value as of December 31, 2016	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	26,500,000	—	26,500,000	—	(5,735,086)

Total	26,500,000	—	26,500,000	—	(5,735,086)

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

	Fair Value as of June 30, 2017	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	6,000,000	—	6,000,000	—	(897,965)
Long-lived assets held for sale	5,800,000	—	5,800,000	—	(2,327,927)

Total	11,800,000	—	11,800,000	—	(3,225,892)

The vessels Gas Icon and Gas Emperor were classified as held for sale as of June 30, 2017 and were recognized at their fair value of $5,800,000 less costs to sell. Costs to sell amounted to $220,000. For Gas Monarch which was recorded at its Fair Value of $6,000,000 as of June 30, 2017, depreciation amounting to $255,015 was recorded in the period from July 1, 2017 to December 31, 2017 and the vessel is presented at fair value less depreciation i.e. $5,744,985 in the accompanying consolidated balance sheet as of December 31, 2017.

	Fair Value as of September 30, 2017	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	8,000,000	—	8,000,000	—	(1,258,037)
Long-lived assets held for sale	6,250,000	—	6,250,000	—	(1,977,344)

Total	14,250,000	—	14,250,000	—	(3,235,381)

The vessels Gas Moxie and Gas Nirvana were classified as held for sale as of September 30, 2017 and were recognized at their fair value of $6,250,000 less costs to sell. Costs to sell amounted to $272,750. For vessels Gas Pasha and Gas Evoluzione, which were recorded at their Fair Value of $8,000,000 as of September 30, 2017, depreciation amounting to $200,130 was recorded in the period from October 1, 2017 to December 31, 2017 and the vessels are presented at fair value less depreciation i.e. $7,799,870 in the accompanying consolidated balance sheet as of December 31, 2017.

As a result of the impairment analysis performed for the year ended December 31, 2017, three of the Company’s vessels were written down to their fair value as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $2,156,002. Furthermore, four of the Company’s vessels were classified as held for sale during 2017 resulting in an impairment charge of $4,305,271 as their carrying amount exceeded their fair value which was determined based on their transaction price, as the sale price was agreed with unaffiliated third parties. These impairment charges were included in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2017.

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

On February 26, 2015, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $20,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2015, the Company completed the repurchase of 2,372,097 shares paying an average price per share of $5.46. For the year ended December 31, 2016, the Company completed the repurchase of an additional 657,113 shares paying an average price per share of $3.10. These shares are held as treasury stock by the Company. For the year ended December 31, 2017, the Company has not made any repurchase of its common shares.

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

On November 20, 2014, the Company granted 230,713 of non-vested restricted shares under the 2007 plan to the Company’s CEO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $7.58 which is equal to the market value of the Company’s common stock on that day. The restricted shares vest over 3 years from the grant date (115,357 restricted shares on November 20, 2015, 57,678 restricted shares on November 20, 2016 and 57,678 restricted shares on November 20, 2017).

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2015, 2016 and 2017. The Company accounts for forfeitures as they occur.

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

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2015, 2016 and 2017 amounted to $1,140,084, $340,377 and $129,245, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2017, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2017	57,678	7.58
Vested	57,678	7.58
Non-vested, December 31, 2017	—	—

The total fair value of shares vested during the years ended December 31, 2015, 2016 and 2017 was $441,815, $210,525 and $220,907, respectively, based on the closing share price at each vesting date.

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2015	2016	2017
Numerator
Net income/(loss)	2,566,678	(7,798,300)	(1,218,237)
Less: Undistributed earnings allocated to non-vested shares	(13,457)	—	—

Net income/(loss) attributable to common shareholders, basic	2,553,221	(7,798,300)	(1,218,237)

Denominator

Weighted average number of shares outstanding, basic and diluted	41,315,127	39,824,038	39,809,364

Earnings/(loss) per share, basic and diluted	0.06	(0.20)	(0.03)

16. Revenues

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2015	2016	2017
Time charter revenues	68,834,267	83,211,819	97,195,215
Time charter revenues—related party	9,814,000	7,592,784	1,973,643
Bareboat revenues	32,977,819	29,422,512	27,647,268
Voyage charter revenues	26,421,003	23,210,618	26,924,708
Ballast bonus	300,000	50,000	160,000
Other income	3,214,382	2,284,418	1,426,387
Off-hire	(245,590)	(1,639,968)	(1,015,300)

Total	141,315,881	144,132,183	154,311,921

17. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2015	2016	2017
Port expenses	3,960,574	3,306,157	2,546,926
Bunkers	8,566,490	6,117,326	6,668,126
Commissions	4,112,177	4,259,812	4,584,612
Other voyage expenses	936,297	1,706, 970	1,916,873

Total	17,575,538	15,390,265	15,716,537

	Year ended December 31,
Vessels’ Operating Expenses	2015	2016	2017
Crew wages and related costs	31,391,419	36,821,527	37,345,800
Insurance	2,415,028	2,421,948	2,016,647
Repairs and maintenance	5,091,916	5,724,148	6,424,557
Spares and consumable stores	7,978,592	8,514,293	8,508,276
Miscellaneous expenses	3,777,670	5,340,920	5,124,154

Total	50,654,625	58,822,836	59,419,434

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

19. Commitments and Contingencies

•	From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. On August 5, 2015, our Aframax tanker “Spike” (now named “Stealth Berana”) was arrested. This action related to security sought in connection with an arbitration proceeding involving a vessel not in the Company’s fleet that the applicant claims is under common control with the MT “Spike”. On August 20, 2015, the Company in order to secure the vessel’s release, lodged to the court a bank guarantee amounting to $9,837,000. The bank guarantee was finally released on November 17, 2016 and as the Company had anticipated, the outcome of this case did not have any material effect on its operations and financial position.

•	During 2014 and as amended on November 17, 2016 and July 18, 2017, the Company has entered into separate agreements to acquire four LPG carriers which three of them are currently under construction, and are described in Note 5. The Company has future outstanding commitments for installment payments for these agreements as follows:

December 31	Amount
2018	103,307,820

Total	103,307,820

•	Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of December 31, 2017, amount to $90,394,968 during 2018, $35,806,235 during 2019, $21,966,407 during 2020, $10,970,170 during 2021 and $3,519,740 during 2022.

20. Sale and Leaseback of Vessels

In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. On December 16, 2016, the bareboat charter agreement for Gas Cathar was amended resulting in the extension of the charter period to five years and three months from the delivery date and to the reduction of monthly charter hire. For the years ended December 31, 2015, 2016 and 2017, the amortization amounted to $195,040, $195,574 and $195,040, respectively, and is included in Charter hire expenses in the consolidated statements of operations. Lease payments relating to the bareboat charters of the vessels amounted to $4,320,000, $4,249,961 and $3,719,810 for the years ended December 31, 2015, 2016 and 2017, and are included in Charter hire expenses in the consolidated statements of operations. Future lease payments as of December 31, 2017, until the expiry of the charter back agreements, amount to $3,540,000 during 2018, $1,560,000 during 2019 and $390,000 during 2020.

21. Subsequent Events

(a)	On January 5, 2018, the Company paid to the shipbuilder one installment amounting to $5,208,000 for one LPG carrier under construction contracted in 2014.

(b)	On January 10, 2018, the Company, after the payment of the delivery installment to the shipbuilder amounting to $31,968,500, took delivery of the vessel “Eco Arctic”.

(c)	On January 15, 2018, the Company, after the payment of the delivery installment to the shipbuilder amounting to $32,704,200, took delivery of the vessel “Eco Ice”.

(d)	On February 1, 2018, the Company as a condition of its term loan dated May 18, 2016, entered into an amortizing interest rate swap agreement for a notional amount of $32,632,000. The agreement is effective from April 10, 2018 and expires on December 31, 2025; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.74%.

(e)	On February 28, 2018, the Company as a condition of its term loan dated December 7, 2017, entered into an amortizing interest rate swap agreement for a notional amount of $21,586,250. The agreement is effective from March 12, 2018 and expires on December 11, 2022; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.74%.

(f)	In March and April 2018, the Company concluded memorandum of agreements for the disposal of the vessels “Gas Legacy” and “Gas Enchanted” to unaffiliated third parties for $4,990,000 and $8,950,000, respectively. The Company decided to dispose of these vessels as the agreed selling price was a suitable opportunity.

(g)	On April 17, 2018, the Company, after the payment of the delivery installment to the shipbuilder amounting to $33,427,120, took delivery of the vessel “Eco Freeze”.