Form 20-F
period 2018-12-31
StealthGas Inc.
filed 2019-04-24
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was: 40,125,184 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

A. Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data shown in U.S. dollars, other than share and fleet data. For the effects of the adoption of the new accounting guidance for revenue from contracts with customers (ASC 606), please refer to Note 2 to our consolidated financial statements. The table should be read together with “Item 5. Operating and Financial Review and Prospects.”

Our audited consolidated statements of operations and comprehensive loss, stockholder’s equity and cash flows for the years ended December 31, 2016, 2017, and 2018 and the audited consolidated balance sheets as of December 31, 2017 and 2018, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2014 and 2015 and the selected balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements”.

	Year Ended December 31,
	2014	2015	2016	2017	2018
INCOME STATEMENT DATA
Revenues	$122,158,892	$131,501,881	$136,539,399	$152,338,278	$164,330,202
Revenues—related party	9,814,000	9,814,000	7,592,784	1,973,643	—
Total Revenues	$131,972,892	$141,315,881	$144,132,183	$154,311,921	$164,330,202
Operating expenses:
Voyage expenses	12,474,090	15,849,855	13,618,025	13,804,032	18,649,258
Voyage expenses—related party	1,613,421	1,725,683	1,772,240	1,912,505	2,037,917
Vessels’ operating expenses	41,335,984	46,477,583	55,680,993	58,618,526	59,920,278
Vessels’ operating expenses-related party	4,099,352	4,177,042	3,141,843	800,908	514,500
Charter hire expenses	320,804	4,124,960	4,054,387	3,524,770	6,150,780
Dry-docking costs	465,681	1,774,905	3,613,230	3,529,047	3,617,577
Management fees	5,501,675	6,452,145	7,346,180	7,205,490	7,027,195
General and administrative expenses	3,150,929	3,655,316	3,110,409	2,898,958	3,046,962
Depreciation	33,811,607	35,857,507	39,096,589	38,921,672	41,258,142
Impairment loss	6,168,747	8,238,987	5,735,086	6,461,273	11,351,821
Other Operating Costs	—	—	—	1,058,863	(549,804)
Net (gain)/loss on sale of vessels	—	(33,251)	(118,427)	77,314	763,925
Total expenses	108,942,290	128,300,732	137,050,555	138,813,358	153,788,551
Income from operations	23,030,602	13,015,149	7,081,628	15,498,563	10,541,651
Interest and finance costs	(9,314,539)	(10,385,261)	(14,268,148)	(16,661,464)	(23,286,547)
Loss on derivatives	(1,348,384)	(370,584)	(767,196)	(403,943)	(11,982)
Interest income	456,924	173,083	454,472	322,868	587,477
Foreign exchange (loss)/gain	(138,777)	134,291	(299,056)	25,739	(107,119)
Other expenses, net	(10,344,776)	(10,448,471)	(14,879,928)	(16,716,800)	(22,818,171)
Net income/(loss)	12,685,826	2,566,678	(7,798,300)	(1,218,237)	(12,276,520)
Earnings/(loss) per share, basic	$0.32	$0.06	$(0.20)	$(0.03)	$(0.31)
Earnings/(loss) per share, diluted	$0.32	$0.06	$(0.20)	$(0.03)	$(0.31)
Weighted (basic and diluted) average number of shares outstanding	39,305,644	41,315,127	39,824,038	39,809,364	39,860,563
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2014	2015	2016	2017	2018
BALANCE SHEET DATA
Current assets, including cash	$139,742,461	$123,372,369	$76,478,045	$62,838,725	$138,866,439
Total assets	944,358,260	1,037,874,170	1,001,942,344	996,226,191	1,036,722,488
Current liabilities	67,289,874	103,714,126	81,366,606	78,748,931	103,490,335
Derivative liability	2,456,663	978,853	364,823	126,525	465,389
Total long-term debt, including current portion	323,982,310	422,162,554	397,885,589	384,908,448	443,317,446
Net assets	592,390,274	583,051,160	573,975,304	573,478,772	561,252,511
Capital stock	442,850	442,850	442,850	442,850	445,496
Number of shares of common stock outstanding	42,889,773	40,517,676	39,860,563	39,860,563	39,860,563

	Year ended December 31,
	2014	2015	2016	2017	2018
OTHER FINANCIAL DATA
Net cash provided by operating activities	$55,237,735	$48,054,596	$36,154,088	$52,354,053	$37,809,225
Net cash used in investing activities(13)	(91,533,088)	(151,799,747)	(54,074,771)	(48,913,177)	(78,552,902)
Net cash provided by/(used in) financing activities	79,018,076	87,899,271	(27,213,272)	(14,069,329)	57,271,476

FLEET DATA
Average number of vessels(1)	44.1	48.8	53.4	52.6	50.8
Total voyage days for fleet(2)	16,028	18,446	19,999	19,717	19,363
Total time and bareboat charter days for fleet(3)	13,893	14,516	15,831	16,772	15,696
Total spot market days for fleet(4)	2,135	3,930	4,168	2,945	3,667
Total calendar days for fleet(5)	16,136	18,541	20,275	19,917	19,544
Fleet utilization(6)	99.3%	99.5%	98.6%	99.0%	99.1%
Fleet operational utilization(7)	93.3%	92.5%	91.1%	96.2%	95.5%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,355	$6,708	$6,437	$7,029	$7,418
Vessel operating expenses(9)	2,816	2,732	2,901	2,983	3,092
General and administrative expenses(10)	195	197	153	146	156
Management fees(11)	341	348	362	362	360

Total daily operating expenses(12)	3,011	2,929	3,054	3,129	3,248

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

	Year ended December 31,
	2014	2015	2016	2017	2018
Voyage revenues	$131,972,892	$141,315,881	$144,132,183	$154,311,921	$164,330,202
Voyage expenses	(14,087,511)	(17,575,538)	(15,390,265)	(15,716,537)	(20,687,175)

Charter equivalent revenues	$117,885,381	$123,740,343	$128,741,918	$138,595,384	$143,643,027

Total voyage days for fleet	16,028	18,446	19,999	19,717	19,363

Adjusted average charter rate	$7,355	$6,708	$6,437	$7,029	$7,418

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

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. Charter rates for small LPG carriers have generally improved from the second half of 2017 through early 2019. If charter rates do not continue to improve or again decline significantly, as they did beginning in late 2014 to the first half of 2017 largely as a result of low oil prices, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2019, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2019, of our 44 operating LPG carriers, including two vessels that are chartered in and four vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with a financial investor (the “JV Vessels”), 7 were deployed in the spot market while another 20 were scheduled to complete their existing charters (bareboat and time charters) during 2019. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers is expected to be limited in the period 2019-2020. Oil prices may remain relatively low and economic growth may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

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

Various economic and political factors, including increased trade protectionism and tariffs, could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. The recovery of the global economy from the severe decline in prior years remains subject to downside risks. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union, may further adversely affect economic growth in Asia. In addition, although to date, the continuing adverse economic conditions in Greece have not had an adverse effect on our or our managers’ operations, the slow recovery of, and any renewed deterioration in, the Greek economy and the continuation, albeit with reduced severity, of capital controls imposed by the Greek government in June 2015, may result in the imposition of new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the European Union, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of these commodities. The tariffs imposed, and threatened, by the U.S. and China have led to concerns regarding a potentially protracted trade war that may continue to negatively affect LPG shipping markets in Asia, which were weak in the fourth quarter of 2018.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014. Although the global economy has recovered, economic conditions and oil prices remain below the levels reached before the economic downturn. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	a renewed decline in the price of oil which makes LPG a less attractive alternative for some uses and generally leads to reduced production of oil and gas;

•	changes in the cost of petroleum and natural gas from which LPG is derived;

•

decreases in the consumption of LPG or natural gas due to availability of new alternative energy sources, or increases in the price of LPG or natural gas relative to other energy sources, or other factors making consumption of LPG or natural gas less attractive; and

•

increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. Tanker markets are also typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, although the fourth quarter of 2018 did not exhibit this traditional strength as a result of a weak LPG shipping market in Asia, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our quarterly operating results.

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

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. One of our three product carriers is currently operating on a time charter scheduled to expire in May 2020 while the remaining two are under bareboat charter arrangements scheduled to expire in April 2019 and September 2020, respectively. The bareboat charter for our crude oil tanker is scheduled to expire in March 2020. If prevailing market conditions in these sectors, which have declined sharply since mid-2016, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.

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

The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last five fiscal years, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

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

In 2018, we recognized an impairment loss of $ 11.4 million relating to eleven of our vessels, five of which were sold and delivered to their new owners in 2018, and six of which were classified as held for sale as of December 31, 2018. In 2017, we recognized an impairment loss of $6.5 million relating to seven of our oldest vessels, four of which were sold in 2017. In 2016, we recognized an impairment loss of $5.7 million relating to six of our oldest vessels. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore fuel, which became less expensive with the decline of the price of oil beginning in the third quarter of 2014, has increased in price to since 2017 with increasing oil prices, and may become significantly more expensive in the future, which may reduce our profitability. In addition, the pending entry into force on January 1, 2020 of the 0.5% global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% (lowered from 3.5%) sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”), we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Those laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. Although the frequency of sea piracy worldwide leveled off somewhat in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s past threat to close the Straits of Hormuz, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia, may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Iran, Syria and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continued to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA have been re-imposed.

The U.S. government’s primary Iran sanctions have remained largely unchanged, including during the period from the JCPOA Implementation Day to the re-imposition of secondary sanctions in 2018, and as a consequence, U.S. persons also continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.

None of our vessels called in any ports in Cuba, North Korea, Syria or Iran in 2014 or 2015. In 2016, two of our vessels made a total of two port calls to Iran, representing less than 0.1% of the 2,412 total port calls made by all the vessels owned by us in 2016 and in 2017 six of our vessels made a total of 82 port calls to Iran which represents 2.67% of the 3,074 port calls made by all of our operating fleet within the stated year. In 2018, 4 of our vessels made a total of 12 port calls to Iran, all prior to November 5, 2018, representing 0.5% of the 2,653 port calls made by all of the vessels in our operating fleet in 2018. We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the European Union and other relevant jurisdictions. See also “Item 4B: Business Overview—Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” for information on the port calls made to Iran. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

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

As of April 1, 2019, of our 48 vessels, including two chartered in vessels and four vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement, 41 were under period charters (bareboat charters and time charters), while 7 were deployed in the spot market. As of April 1, 2019, 68% of our anticipated fleet days were covered by period charter contracts for the remainder of 2019 and 28% for 2020, with period charters for 20 of our vessels scheduled to expire in 2019 and 11 of our period charters scheduled to expire in 2020.

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

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2016, 2017 and 2018 we had no customers from which we derived more than 10% of our revenues. For the year ended December 31, 2018, our three largest customers accounted for 25% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

They also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2018, we were in compliance with the covenants in our loan agreements.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected product carrier and Aframax tanker values, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014, with some improvement alongside increasing oil prices in the second half of 2017 and 2018. A continuation or worsening of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements as we did in each of our last five fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

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

Global economic conditions and financial markets have been volatile in recent years and remain subject to significant vulnerabilities, such as the, continued deleveraging and contraction in the banking sector and limited supply of credit to the shipping industry. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

As of December 31, 2018 we had outstanding indebtedness, net of deferred arrangement fees, of $443.3 million. We would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have started to increase in the last few years from historically low levels, may increase the cost of servicing our indebtedness with similar results.

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

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has increased in the last few years after a period of stability at low levels, and was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, LIBOR, which was at low levels for an extended period of time, increased in 2017 and 2018 and may continue to increase from these levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. As of December 31, 2018, we had approximately 25% of our loan exposure under interest rate swap arrangements. Even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, or “SOFR”, has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. Dollar LIBOR. It is not possible to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected which may adversely affect our results of operations.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we had entered in the past and may enter in the future into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial condition or results of operations.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with Stealth Maritime Corporation S.A.

As of April 1, 2019, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 48 operating vessels in our fleet and technical manager for 33 of the 36 operating vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of two of the remaining vessels in our fleet not deployed on bareboat charters to Brave Maritime, which is affiliated with Stealth Maritime, and one to an unaffiliated third party.

We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of LPG, product and crude oil carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager. In addition, if Stealth Maritime or Brave Maritime suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU or other sanctions, involving ships managed by Stealth Maritime or Brave Maritime whether or not owned by us, it may harm the ability of us or our subsidiaries to successfully compete in our industry.

We depend on third party managers to manage part of our fleet.

Stealth Maritime subcontracts the management for some of our vessels to third parties, including technical support, crewing, operation, maintenance and repair. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you would have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the two charters we entered into in April 2012 and the agreements for the acquisition of four newbuilding LPG carriers in September 2012. Stealth Maritime also contracts for the crewing of vessels in our fleet with Navis Maritime Services Inc., which is 25% owned by Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

As of April 1, 2019, we had completed our newbuilding program and had no agreements to acquire any additional vessels. However, delays in the delivery of any additional newbuilding or secondhand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

Since our initial public offering through to December 31, 2018 we have sold 31 LPG carriers and have classified another six of our vessels as held for sale. Two of these held for sale vessels as of December 31, 2018 were delivered to their new owners within the first quarter of 2019 and a 49.9% equity interest in the remaining four held for sale vessels was sold in the first quarter of 2019. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to four LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for four LPG carriers in our fleet give the charterer the right to purchase the respective vessels at the end of the current charter term in 2021 and 2022 and 2029. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carrier values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

In addition, the operation of our JV agreement, pursuant to which we sold the 49.9% equity interest in the four JV vessels in the first quarter of 2019, may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreement. For example, the joint venture agreement requires that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the JV investor. Accordingly, if the JV investor were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2019, the average age of the vessels in our fleet, including chartered in vessels and the JV vessels, was approximately 8.5 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, if one of our ships, or other ships managed by Stealth Maritime or Brave Maritime and owned by an affiliated entity of Stealth Maritime or Brave Maritime, were to incur significant costs from an accident, spill or other environmental liability, our insurance premiums and costs could increase significantly.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 17.2% of our outstanding common stock as of April 1, 2019 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 17.2% of our shares of common stock as of April 1, 2019, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flow.

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

We do not believe that we were a PFIC for 2018. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2018. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2018 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2018, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2019 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10 Additional Information—E. Tax Considerations—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock. To the extent we rely on this or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

We may not pay dividends on our common stock.

We have not paid a dividend since the first quarter of 2009, when our Board of Directors decided to suspend dividend payments in light of the volatile global economic situation and conditions in the LPG shipping market. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends, or repurchase shares, in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Financial Covenants.”

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 66 LPG carriers, three product carriers and one Aframax crude oil tanker and as of December 31, 2018 we had concluded with the sale of 31 LPG carriers while we had classified six LPG vessels as held for sale. As of December 31, 2018, we had a fleet of 47 LPG carriers, including three LPG carriers we charter-in, three product carriers, and one Aframax crude oil tanker. In the first quarter of 2019, we completed the sale of two vessels which were classified as of December 31, 2018 as held for sale and the sale of a 49.9% equity interest in the entities owning four remaining vessels that were also classified as held for sale. As of April 1, 2019, our fleet is composed of 44 LPG carriers (including two vessels that are chartered-in which aggregate 18,517 cbm in capacity and four vessels which aggregate 20,573 cbm in which we own a 50.1% equity interest and which we refer to as the JV Vessels), with a total capacity of approximately 298,099 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2019, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2019, our fleet consisted of 44 LPG carriers, including two chartered-in LPG carriers and four JV vessels, with an average age of 8.3 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker.

The table below describes our fleet and its deployment as of April 1, 2019.

LPG Carriers (44 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Arctic	2018	22,000	semi-refrigerated	Time Charter	February 2020
Eco Ice	2018	22,000	semi-refrigerated	Time Charter	February 2020
Eco Freeze	2018	22,000	semi-refrigerated	Time Charter	April 2019
Eco Frost	2017	22,000	semi-refrigerated	Time Charter	October 2019
Kazak (2)	2010	11,000	fully-pressurized	Time Charter	December 2019
Eco Nical	2016	7,541	fully-pressurized	Time Charter	December 2019
Gas Cathar(2)	2001	7,517	fully-pressurized	Time Charter	June 2019
Gas Husky	2012	7,516	fully-pressurized	Bareboat Charter	June 2019
Gas Esco	2012	7,514	fully-pressurized	Bareboat Charter	December 2019
Eco Dominator(7)	2016	7,221	fully-pressurized	Time Charter	May 2019
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	December 2019
Eco Chios(3)	2014	7,211	fully-pressurized	Bareboat Charter	June 2022
Eco Stream(3)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Gas Haralambos(8)	2007	7,020	fully-pressurized	Time Charter	January 2020
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	March 2021
Gas Ethereal	2006	5,036	fully-pressurized	Time Charter	December 2019
Gas Prodigy	2003	5,031	fully-pressurized	Spot	—
Eco Enigma	2015	5,025	fully-pressurized	Spot	—
Eco Universe	2015	5,025	fully-pressurized	Time Charter	August 2019
Eco Czar	2015	5,020	fully-pressurized	Time Charter	January 2020
Eco Nemesis	2015	5,019	fully-pressurized	Time Charter	September 2019
Gas Monarch	1997	5,018	fully-pressurized	Spot	—
Gas Defiance(8)	2008	5,018	fully-pressurized	Time Charter	January 2020
Gas Shuriken(8)	2008	5,018	fully-pressurized	Spot	—
Gas Elixir	2011	5,018	fully-pressurized	Spot	—
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	April 2019
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2020
Gas Inspiration	2006	5,018	fully-pressurized	Time Charter	October 2019
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	November 2019
Eco Green(4)	2015	4,991	fully-pressurized	Time Charter	November 2020
Eco Dream(4)	2015	4,989	fully-pressurized	Time Charter	September 2020
Gas Spirit	2001	4,112	fully-pressurized	Time Charter	November 2019
Gas Nemesis II(ex. Gas Zael)	2001	4,111	fully-pressurized	Spot	—
Eco Loyalty(5)(6)	2015	3,529	fully-pressurized	Bareboat Charter	June 2022
Eco Elysium(5)	2014	3,526	fully-pressurized	Bareboat Charter	September 2021
Eco Royalty(5)(6)	2015	3,525	fully-pressurized	Bareboat Charter	April 2022
Eco Corsair(5)(9)	2014	3,524	fully-pressurized	Time Charter	December 2019
Eco Lucidity(8)	2015	3,517	fully-pressurized	Time Charter	August 2019
Gas Imperiale	2008	3,515	fully-pressurized	Spot	—
Gas Astrid(3)	2009	3,514	fully-pressurized	Bareboat Charter	April 2022
Gas Exelero(3)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Time Charter	August 2019
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	January 2021
Gas Pasha	1995	3,310	fully-pressurized	Time Charter	April 2019
		298,099 cbm

(1)	Earliest date charters could expire.

(2)

Vessel chartered-in by us under a hire charter scheduled to expire in the fourth quarter of 2019 for the Kazak and under a bareboat charter scheduled to expire in the first quarter of 2020 for the Gas Cathar.

(3)

Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time by an agreed annual amount or pro-rated from the agreed value of the vessel at the time of entering into the charter in the first quarter of 2014.

(4)	Charterer has option to extend charter for an additional year.
(5)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter at the price agreed at the time of entering into the agreement.
(6)	Charterer has option to extend charter for an additional three-year period.
(7)	Consecutive spot voyage charters.
(8)	JV vessel in which we own a 50.1% equity interest.
(9)	Following the stated time charter’s expiration, the vessel has been agreed to enter at a ten year bareboat charter.

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Magic Wand (ex. Navig8 Fidelity)	2008	47,000	MR product carrier	Time Charter	May 2020
Stealth Falcon (ex. Navig8 Faith)	2008	47,000	MR product carrier	Bareboat Charter	April 2019
Falcon Maryam (ex.Stealth Bahla)	2009	46,000	MR product carrier	Bareboat Charter	September 2020
Stealth Berana (ex. Spike)	2010	115,804	Aframax oil tanker	Bareboat Charter	March 2020
		255,804 dwt

(1)	Earliest date charters could expire.

In the first quarter of 2019, we agreed to sell a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor. We and our manager, Stealth Maritime, will continue to manage these vessels. The agreement also contemplates potential further co-investments in additional second-hand small LPG vessels meeting certain employment and other conditions that are acquired from third parties, or our fleet. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Navis Maritime Services Inc., in which Stealth Maritime has a 25% interest, Jebsens Maritime Inc. – previously Selandia Crew Management Philippines Inc. and Southfield Agencies Inc., all based in Manila, and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. As of April 1, 2019 the Company no longer had any vessel being crewed by Southfield Agencies Inc., as the last vessel under a manning agreement with them was the Gas Texiana, which was sold in February 2019. As of April 1, 2019, the technical management of two of our ships was subcontracted by Stealth Maritime to Brave Maritime. These crew and technical managers are supervised by Stealth Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2020.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2018, Navis Maritime Services Inc., Jebsens Maritime Inc. – previously Selandia Crew Management Philippines Inc. and Southfield Agencies Inc., each of which is based in Manila ,were responsible for providing the crewing of our LPG fleet, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew. As of April 1, 2019, the Company no longer had any vessels being crewed by Southfield Agencies Inc., as the last vessel under a manning agreement with them was the Gas Texiana, which was sold in February 2019.

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

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2019 and including our two chartered in vessels and four JV vessels, we had 7 vessels operating in the spot market, 18 vessels on time charters expiring in 2019, 11 on time charters expiring from 2020 to 2021 and 12 on bareboat charters expiring from 2019 to 2029. In terms of charter coverage as of April 1, 2019, we had 68% of the available calendar days fixed under period charters for 2019, and 28% for 2020.

While the majority of our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe, Africa and Latin America. According to industry reports, the United States is currently expected to continue to increase its exports of LPG products. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2018, we had no customer accountable for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. China, Hong Kong and Taiwan have announced an early implementation of the sulfur cap effective January 1, 2019. The regulations, which were announced in mid-2018 and apply from January 2019, are similar to those already applied in the ECAs. They set a sulfur content limit of 0.5% and will affect all vessels sailing within 12 nautical miles of the coast as well as when berthing. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. We may incur costs to comply with the amended Annex VI requirements, including if we were to elect to install scrubbers on any of our vessels .We currently have no committed capital expenditure obligations for the installation of scrubbers.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

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

On March 23, 2012, the U.S. Coast Guard adopted new ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the 2004 BWM Convention described above. The new requirements are being phased in based on the size of the vessel and its next drydocking date. As of the date of this report, the U.S. Coast Guard has approved sixteen Ballast Water Treatment Systems.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA issued a new VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The U.S. Coast Guard had provided waivers to vessels prior to the US. Coast Guard approval of Ballast Water Treatment Systems. The EPA, on the other hand, has taken a different approach to enforcing the ballast water management standards in the 2013 VGP. Under a December 27, 2013 policy the agency may consider why vessels do not have the requisite ballast water management technology installed when taking actions to compel compliance with the requirements of the 2013 VGP. The ballast water management standards of the 2013 VGP were challenged by the Canadian Shipowners’ Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that EPA acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court’s ruling. In the meantime, the 2013 VGP will remain in effect. Compliance with the EPA and Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014. These new requirements could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

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

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, also adopted Resolution MSC.428(98) - Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the ISM Code safety management on ships by January 1, 2021.

Vessel Recycling Regulations

The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation will take effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

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

Our current protection and indemnity insurance coverage for Oil Pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$8 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from $10 million to $50 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $50 million to $100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.

The Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $100 million) up to an amount of US $3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2018 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2018, 4 of our vessels made an aggregate of 12 port calls to Iran to load C3+ (a petrochemical gas) which was subsequently discharged in China, all of which port calls and discharges were made prior to November 5, 2018. These port calls were made while the vessels were on consecutive voyage charters to an international Far Eastern trader operating under such charterer’s instructions. These port calls represented 0.5% of the 2,653 total port calls made by all the vessels owned by us in 2018. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterer. The aggregate gross revenue attributable to these port calls in 2018 was approximately $13.7 million while the aggregate net profit before finance charges (we do not attribute finance charges to individual vessel voyages) was approximately $1.5 million. All the charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to or from Iran which is subject to U.S. sanctions.

We do not believe that any of these transactions or activities are sanctionable. January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the E.U., and Iran, and the United States and the E.U. lifted nuclear-related sanctions on Iran which were re-imposed by the United States on August 6, 2018 and November 5, 2018. All activities, transactions and dealings reported in this section occurred after the implementation date of the JCPOA and prior to the re-implementation of the applicable U.S. sanctions. We do not intend to charter our vessels to charterers who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities are not permissible and potentially sanctionable under U.S. or other applicable laws.

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2019, our LPG carrier fleet, including our two chartered in vessels and four JV vessels, had an average age of 8.3 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2019, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was generally the case in each of the last five fiscal years other than the fourth quarter of 2018 which did not reflect this typical strength mostly as a result of weak conditions in the Asian LPG market.

C. Organizational Structure

As of April 1, 2019, other than the subsidiaries owning the JV vessels as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2018 we operated a fleet of 47 LPG carriers, including 44 vessels we own and 3 vessels that were chartered in, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. In the first quarter of 2019, we completed the sale of two vessels, redelivered one of our chartered in vessels and concluded the sale of a 49.9% equity interest in the entities owning four additional vessels. All of the aforementioned vessels sold in the first quarter of 2019 had been classified as of December 31, 2018 as held for sale. Accordingly, as of April 1, 2019, our fleet is composed of 38 LPG carriers, excluding the two vessels that are chartered in and four JV Vessels, with a total capacity of 259,009 cbm and three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker. For the years ended December 31, 2016, 2017 and 2018, we owned an average of 53.4, 52.6 and 50.8 vessels, respectively, generating revenues of $144.1 million, $154.3 million and $164.3 million, respectively.

In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor. We and our manager, Stealth Maritime, will continue to manage these vessels. These four vessels were classified as held for sale as of December 31, 2018, and following the closing date of these sales, the entities owning these vessels, including associated debt totaling $ 30.1 million, are no longer fully consolidated in our balance sheet as we and the investor will have joint control over the vessels. Our 50.1% equity interest in these entities will be accounted for under the equity method.

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

•

Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter

As of April 1, 2019, 9 of our LPG carriers, 2 of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet, as of April 1, 2019, 7 were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2019, 68% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2019 and 28 % for 2020. The corresponding forward coverage as of April 1, 2018 was 67% for the remainder of 2018 and 33% for 2019. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In the first quarter of 2019, we agreed to sell a 49.9% equity interest in the entities owning four of our LPG carriers. We may also elect to sell additional vessels in our fleet from time to time, such as the seven LPG carriers we agreed to sell in 2018. Four of our LPG carriers are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels, in addition four of our vessels are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2021 and 2022 and 2029. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and early 2019 as well with the exception of a temporary slowdown in the Asian region. As of April 1, 2019, we had 7 vessels trading in the spot market and 20 LPG carriers with charters expiring in 2019.

Charter rates remain subject to downside risks, including in the event of any renewed weakness in the global economy and lower demand for the seaborne transport of LPG, which may result from lower oil prices and reduced supply from lower oil and natural gas production.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, one of our product carriers is employed on a fixed-rate time charter expiring in May 2020 and two of the product carriers are deployed on fixed rate bareboat charters expiring in April 2019 and September 2020, respectively, while the Aframax tanker is deployed on fixed rate bareboat charter that expires in March 2020, which has limited our exposure to fluctuations in charter rates for these vessels. However, we are exposed further to prevailing charter rates in the product and crude tanker sectors when these vessels’ existing charters expire. Currently tanker market rates are at low levels therefore it is likely that any negotiation of the charter rates of new period contracts in the near term will occur at relatively low levels.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2016 and 2017, however, the fourth quarter of 2018 did not exhibit this strength mainly due to a weakness in the Asian LPG market. We have had limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term or medium term fixed rate charters; however, we are exposed to seasonal changes in the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, to the extent we charter our tankers on shorter term charters.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 when prices increased, accounted for 56.3% of total voyage expenses for the year ended December 31, 2018, 42.4% of total voyage expenses for the year ended December 31, 2017 and 39.7% of total voyage expenses for the year ended December 31, 2016. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2018, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 9.4%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2019, we had 7 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2018 was 10 and as of April 1, 2017 was 8.

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

Management Fees

During 2018, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Technical Officer, and Internal Auditor. During the year ended December 31, 2018, such compensation was in the aggregate amount of $1.2 million plus $0.3 million of stock-based compensation expense relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in August 2018. As of December 31, 2018, we had $0.6 million of unrecognized stock-based compensation expense that we expect to recognize ratably over the remaining vesting period to August 2019.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2018, we dry docked 7 vessels at a total cost of $3.6 million. We expect that during 2019 our dry docking costs will be lower, as 2 vessels are scheduled to be dry docked in 2019.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31 2018, 2017 and 2016, we recognized an impairment loss of $11.4 million on eleven of our vessels, $6.5 million on seven of our oldest vessels and $5.7 million on six of our oldest vessels, respectively.

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

In 2018, we sold and delivered to their new owners the Gas Enchanted, the Gas Evoluzione, the Gas Legacy, the Gas Sikousis, and the Gas Marathon, all for further trading; we recognized an aggregate loss of $0.8 million on the sale of these vessels. Another two of our vessels, the Gas Sincerity and the Gas Texiana, which were agreed to be sold in 2018, were delivered to their new owners in the first quarter of 2019. In 2017, we sold the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor, for further trading, for which we recognized an aggregate loss of $0.1 million. In 2016, we sold the Gas Arctic for demolition and the Gas Ice for further trading, for which we recognized an aggregate gain of $0.1 million.

During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC 840-40, the net gain on sale of vessels of

$0.8 million must be amortized throughout the lease period of the vessels. The lease for the Gas Cathar is scheduled to expire in the first quarter of 2020 while the lease for the Gas Premiership expired in the fourth quarter of 2018.

Loss on Derivatives

All of our nine interest rate swaps, as of December 31, 2018, are accounted for as cash flow hedges and the changes in their fair values are recorded in “Accumulated other comprehensive income”. All changes in the fair value of our cash flow interest rate swaps and foreign currency exchange agreements that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” To the extent we have interest rate swaps and foreign currency exchange agreements in this category, this increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.

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

Results of Operations

Year ended December 31, 2018 compared to the year ended December 31, 2017

The average number of vessels in our fleet was 50.8 for the year ended December 31, 2018 compared to 52.6 for the year ended December 31, 2017.

REVENUES—Voyage revenues for the year ended December 31, 2018 were $164.3 million compared to $154.3 million for the year ended December 31, 2017, an increase of $10.0 million, primarily due to improved market conditions. Total calendar days for our fleet were 19,554 for the year ended December 31, 2018 compared to 19,917 for the year ended December 31, 2017; due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2018, 4,691 or 24.0% were bareboat charter days and 11,005 or 56.3% were time charter days and 3,667 or 18.8% were spot days. This compares to 4,934 or 24.8% bareboat charter days and 11,838 or 59.4% time charter days and 2,945 or 14.8% were spot days in 2017. Our fleet operational utilization was 95.5% and 96.2% for the years ended December 31, 2018 and December 31, 2017, respectively.

VOYAGE EXPENSES—Voyage expenses were $20.7 million for the year ended December 31, 2018 compared to $15.7 million for the year ended December 31, 2017, an increase of $5.0 million, or 31.8%. This was primarily due to the increased number of spot days and the higher bunker prices prevailing in 2018 compared to 2017. Voyage expenses consisted largely of bunker charges in the amount of $11.6 million for 2018 compared to bunker charges in the amount of $6.7 million for 2017, an increase of $4.9 million. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $2.8 million for the year ended December 31, 2018 compared to $2.5 million for the year ended December 31, 2017, an increase of $0.3 million and commissions to third parties which were $2.8 million for the year ended December 31, 2018 and $2.7 million for the year ended December 31, 2017.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $60.4 million for the year ended December 31, 2018 compared to $59.4 million for the year ended December 31, 2017, an increase of $1.0 million, or 1.7%. The increase in operating expenses , in spite of the net reduction of the average number of our owned vessels by two, was mainly driven by the operation of three additional new 22,000 cbm semi-refrigerated LPG vessels not yet delivered in the same period of last year which are more expensive to operate compared to smaller LPG vessels. Other components of vessel operating expenses were repairs and maintenance costs which increased from $6.4 million in the year ended December 31, 2017 to $7.4 million in the year ended December 31, 2018 mainly due to some unforeseen technical needs of some older vessels.

DRY DOCKING COSTS—Dry docking costs were $3.6 million for the year ended December 31, 2018 compared to $3.5 million for the year ended December 31, 2017, an increase of $0.1 million, or 2.9%. For each of the year ended December 31, 2018 and the year ended December 31, 2017 seven vessels were dry docked.

MANAGEMENT FEES—Management fees were $7.0 million for the year ended December 31, 2018 compared to $7.2 million for the year ended December 31, 2017, a decrease of $0.2 million or 2.8%. The decrease was due to the lower average number of vessels in the fleet. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter and at $125 per day for vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2018 were $3.0 million compared to $2.9 million for the year ended December 31, 2017, an increase of $0.1 million or 3.4%. Included in the general and administrative expenses for the years ended December 31, 2018 and December 31, 2017 are $1.2 million and $1.1 million respectively paid to our manager for the services of the Company’s executive officers pursuant to our management agreement. Stock based compensation expense for the vested and non- vested shares, which is also part of the general and administrative expenses, increased to $0.3 million during the year ended December 31, 2018 from $0.1 million during the year ended December 31, 2017.

DEPRECIATION—Depreciation expenses for the 50.8 average number of vessels in our fleet for the year ended December 31, 2018 were $41.3 million compared to $38.9 million for the 52.6 average number of vessels in our fleet for the year ended December 31, 2017 an increase of $2.4 million or 6.2%. This increase in depreciation expenses, in spite of the net reduction of the average number of our owned vessels by two was mainly due to the addition of three 22,000 cbm semi-refrigerated vessels which have significantly higher carrying values, and therefore associated annual depreciation expense compared to a smaller LPG vessel.

IMPAIRMENT LOSS—During the year ended December 31, 2018 the Company recognized an impairment loss of $11.4 million for eleven of its vessels, six of which were classified as held for sale as of December 31, 2018. With regards to the remaining five vessels for which we incurred impairment charges, one was delivered to her new owners in the second quarter of 2018, three were delivered to their new owners in the third quarter of 2018 while the remaining one was delivered to their new owners in the fourth quarter of 2018. During the year ended December 31, 2017, the Company recognized an impairment loss of $6.5 million for seven of its oldest vessels, four of which were sold in 2017.

NET (GAIN)/ LOSS ON SALE OF VESSELS—During the year ended December 31, 2018 we agreed to the sale of seven vessels. Five of these vessels the Gas Enchanted, the Gas Evoluzione, the Gas Legacy, the Gas Sikousis, and the Gas Marathon were delivered to their new owners within 2018 and for these vessels we incurred a net loss on the sale of these vessels of $0.8 million. The remaining two vessels agreed to be sold within the year 2018, the Gas Sincerity and the Gas Texiana were delivered to their new owners within the first quarter of 2019. During the year ended December 31, 2017 we sold four of our oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor all for further trading. The net loss on the sale of these vessels was $77.3 thousands.

OTHER OPERATING COSTS/(INCOME) — During the year ended December 31, 2018 we received $0.6 million of legal claims. This income was partially offset by a $0.1 million charge related to the delay of the delivery of our new 22,000 cbm semi-refrigerated vessels.

INTEREST AND FINANCE COSTS—Interest and finance costs were $23.3 million for the year ended December 31, 2018 compared to $16.7 million for the year ended December 31, 2017, an increase of $6.6 million, or 39.5%. The increase in interest and finance cost was mainly due the increase in our bank debt and to an increase in Libor rates.

INTEREST INCOME—Interest income was $0.6 million for the year ended December 31, 2018 compared to $0.3 million for the year ended December 31, 2017, an increase of $0.3 million related mostly to a higher amount of time deposits and higher deposit rates offered compared to rates offered in the same period of last year.

NET INCOME/(LOSS)—As a result of the above factors, we recorded a net loss of $12.3 million for the year ended December 31, 2018, compared to net loss of $1.2 million for the year ended December 31, 2017.

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

OTHER OPERATING COSTS—On November 17, 2016 and on July 18, 2017 at our request due to charter market conditions, the delivery dates for the four 22,000 cbm newbuildings were delayed. As a consequence, for the postponement of the delivery date the Company agreed to pay to the shipbuilder an additional charge. These charges were included in the accompanying consolidated statement of operations under the caption “Other Operating Costs” for the year ended December 31, 2017.

INTEREST AND FINANCE COSTS—Interest and finance costs were $16.7 million for the year ended December 31, 2017 compared to $14.3 million for the year ended December 31, 2016, an increase of $2.4 million, or 16.8%. The increase in interest and finance cost was mainly due to an increase in loan interest expenses, mainly as a result of the increase in Libor rates.

LOSS ON DERIVATIVES—Included in the results for the year ended December 31, 2017 are net losses from interest rate derivative instruments of $0.4 million. Interest paid on interest rate swap arrangements amounted to $0.4 million for the year ended December 31, 2017, compared to $1.1 million for the year ended December 31, 2016 and net gains from change in fair value of the same arrangements was nil for the year ended December 31, 2017 compared to gains of $0.3 million for the year ended December 31, 2016.

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

B. Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of $64.5 million, restricted cash of $3.0 million classified as current assets and restricted cash of $11.9 million classified as non- current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.

We had net proceeds from vessel sales of $29.7 million in 2018, $11.5 million in 2017 and $1.5 million in 2016. In the first quarter of 2019, we agreed to sell a 49.9% equity interest in four of our vessels, the Gas Defiance, the Gas Shuriken, the Gas Haralambos and the Eco Lucidity, to a leading maritime-focused investor for an aggregate consideration of $20.7 million. We last raised capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock in 2014, 2015 and the first half of 2016.

Our liquidity needs, as of December 31, 2018 through the end of 2019, primarily relate to scheduled debt repayments, funding expenses for operating our vessels and general and administrative expenses, as well as any vessel acquisitions we elect to make either independently or in collaboration with a third party investor. Generally, our primary sources of funds, in the short term, have been cash from operating activities and, in the long term, bank borrowings and equity financings.

As of December 31, 2018, our aggregate debt outstanding net of deferred finance charges was $443.3 million, of which $71.8 million was classified as current liability. An amount of $30.1 million classified as current liability as of December 31, 2018 is debt associated with our four JV vessels, of which $16.3 million was repaid up to March 27, 2019 and the remaining amount will no longer be consolidated in our financial statements.

We believe our working capital is sufficient for our present short-term liquidity requirements. We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

Our dividend policy or any resumption of stock repurchases will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.”

Cash Flows

Net cash provided by operating activities—was $37.8 million for the year ended December 31, 2018, $52.4 million for the year ended December 31, 2017, and $36.2 million for the year ended December 31, 2016. This represents the net amount of cash, after expenses, generated by chartering our vessels. The reduction of our net cash provided by our operating activities in 2018 compared to the same period of last year was attributed mostly to the higher net losses incurred in 2018 driven primarily by the increased voyage expenses by $5.0 million and the increased finance costs by $6.6 million. Net cash provided by operating activities increased in 2017 compared to 2016, mainly due to the increase in revenue as a result of improved fleet utilization and a rise in freight rates.

Net cash used in investing activities—was $78.6 million for the year ended December 31, 2018, $48.9 million for the year ended December 31, 2017, and $54.1 million for the year ended December 31, 2016. During 2018, we acquired three 22,000 cbm new LPG semi-refrigerated vessels, the Eco Ice, the Eco Arctic and the Eco Freeze, for which we paid a total of $108.3 million. During 2017, we acquired one LPG vessel, the Eco Frost, for which we paid a total of $33.3 million, while we paid an amount of $27.3 million as advances related to the three remaining LPG newbuilding deliveries, two of which were delivered in January 2018 and one in April 2018. During 2016, we acquired two LPG vessels, the Eco Nical and the Eco Dominator, for which we paid a total of $33.0 million while we paid an amount of $23.2 million as advances related to the four remaining LPG newbuilding deliveries. With regards to the sale of vessels, during 2018, we agreed to sell seven vessels, all for further trading. Five of these vessels, the Gas Enchanted, the Gas Evoluzione, the Gas Legacy, the Gas Sikousis, and the Gas Marathon were delivered to their new owners within 2018 with net sale proceeds of $29.1 million. In 2017, we sold four of our oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor, all for further trading with net sale proceeds of $11.5 million. In 2016, we sold two of our oldest vessels, the Gas Arctic for demolition and the Gas Ice for further trading, with net sale proceeds of $1.5 million.

Net cash (used in)/ provided by financing activities—net cash provided by financing activities was $57.3 million for the year ended December 31, 2018, consisting mainly of $115.7 million in proceeds from long-term debt, while $56.7 million in loan repayments of which $46.7 million were regular loan installments and $10.0 million were voluntary repayments of existing credit facilities of two of our vessels agreed to be sold. Net cash used in financing activities was $14.1 million for the year ended December 31, 2017, consisting mainly of $56.3 million of loan repayments and $43.0 million of debt proceeds. Net cash used in financing activities was $27.2 million for the year ended December 31, 2016, consisting mainly of $31.2 million in proceeds from long-term debt offset by $55.6 million in loan repayments.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness net of deferred finance charges of $443.3 million, as of December 31, 2018 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels

February 12, 2008	$11.88	Dec 2022	Quarterly	$0.59	$2.41	Stealth Falcon (ex. Navig8 Faith)

July 30, 2008	$13.85	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

April 14, 2014	$11.70	Apr 2024	Quarterly	$0.32	$4.60	Gas Astrid, Gas Exelero

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels

April 16, 2014	$16.30	Apr 2020	Quarterly	$0.52	$13.18	Gas Haralambos, Eco Lucidity

December 14, 2018	$14.09	Dec 2023	Quarterly	$0.55	$3.09	Stealth Berana,
	$9.48	Dec 2023	Quarterly	$0.20	$5.48	Eco Invictus

March 27, 2018	$25.20	Mar 2024	Quarterly	$0.83	$7.88	Gas Elixir Gas Cerberus Gas Myth

March 1, 2011	$11.63	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$11.75	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco
September 23, 2013	$15.24	Dec 2022	Quarterly	$0.74	$3.04	Gas Ethereal, Gas Alice, Gas Inspiration, Gas Imperiale

March 24, 2014	$11.48	Mar 2021	Semi-Annual	$0.63	$8.33	Eco Stream
	$11.48	Jun 2021	Semi-Annual	$0.63	$8.33	Eco Chios
	$12.67	Jul 2022	Semi-Annual	$0.54	$8.33	Eco Galaxy

June 20, 2014	$7.53	Jan 2023	Quarterly	$0.17	$4.64	Eco Corsair
	$8.08	Jan 2023	Quarterly	$0.19	$4.93	Eco Elysium

July 29, 2014	$9.24	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$9.24	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe

July 4, 2014	$8.73	Aug 2021	Quarterly	$0.20	$6.50	Eco Czar
	$8.73	Sep 2021	Quarterly	$0.20	$6.50	Eco Nemesis

December 20, 2013	$12.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Dream
	$12.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Green
	$12.90	Feb 2023	Quarterly	$0.25	$8.74	Eco Nical
	$13.15	Jun 2023	Quarterly	$0.25	$8.74	Eco Dominator

December 24, 2015	$8.96	Dec 2022	Quarterly	$0.19	$5.97	Eco Royalty
	$8.96	Dec 2022	Quarterly	$0.19	$5.97	Eco Loyalty

December 7, 2017	$9.20	Dec 2022	Quarterly	$0.33	$4.00	Magic Wand
	$10.32	Dec 2022	Quarterly	$0.36	$4.50	Stealth Bahla

May 18, 2016	$29.45	May 2025	Quarterly	$0.51	$16.25	Eco Frost
	$31.60	Dec 2025	Quarterly	$0.52	$16.57	Eco Ice

March 1, 2017	$33.62	Jan 2026	Quarterly	$0.63	$15.23	Eco Arctic
	$34.00	Apr 2026	Quarterly	$0.63	$15.11	Eco Freeze

The interest rates on the outstanding loans as of December 31, 2018 are based on LIBOR plus a margin which varies from 0.80% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 5.34% for the year ended December 31, 2018 and 3.97% for the year ended December 31, 2017. As of December 31, 2018, $111.5 million of our outstanding loans were covered by interest rate swap agreements paying fixed rates ranging from 1.52% to 2.89% and received floating rates based on LIBOR.

As of April 1, 2019, six of our vessels, the Gas Prodigy, the Gas Flawless, the Gas Monarch, the Gas Pasha, the Gas Spirit, and the Gas Nemesis II, were unencumbered. We had no undrawn borrowing capacity under our existing credit facilities.

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

•	ensure that our ratio of EBITDA (as defined in the loan agreements) to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•

to maintain on a monthly basis a cash balance amounting to $3,002,490 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $11,930,059 in the earnings account with the relevant banks.

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

None.

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

After a difficult period following the global financial crisis we saw some improvement from the fourth quarter of 2011 to the third quarter of 2014, charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and despite some reasonable improvement between the second half of 2017 and until the first quarter of 2019 the charter rates remain well below levels reached in 2007 and 2008. Although prospects for the small LPG segment currently appear favorable as the orderbook for 2019 and the next couple of years is negligible, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly supply in the United States and the economies of the Middle East where large quantities are produced, and demand in the Far East and developing countries like Asia and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

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

F. Contractual Obligations

Contractual obligations as of December 31, 2018 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2019)	1-3 years (2020-2021)	3-5 years (2022-2023)		More than 5 years (After January 1, 2024)
Long-term debt obligations	$445,971	$72,584	$126,461		$150,110		$96,816
Interest on principal amounts outstanding(1)	$77,869	$20,295	$32,221		$18,210		$7,143
Interest on interest rate swap arrangements outstanding(1)	$(85)	$(242)	$(218)		$241		$134
Management fees(2)	$8,578	$5,719	$2,859		$—		$—
Operating lease obligations	$6,654	$6,264	$390	$		$

Total	$538,987	$104,620	$161,713		$168,561		$104,093

(1)

Based on assumed 3M LIBOR rates of 2.63% for 2019, 2.55% for 2020, 2.45% for 2021, 2.40% for 2022, and 2.38% for 2023 and thereafter and assumed 6M LIBOR rates of 2.63% for 2019, 2.47% for 2020, 2.36% for 2021, 2.38% for 2022 and 2.45% for 2023 and thereafter, and the effect of our interest rate swap arrangements.

(2)

Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1.0% of the contract price of any vessels bought or sold on our behalf. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-months’ written notice is provided prior to the expiration of the term. No such notice was provided up to December 31, 2018, therefore the current term of our management agreement expires in June 2020.

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

Impairment or disposal of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform quarterly an analysis of the anticipated undiscounted future net cash flows of all our long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet and the decline in the global economy were considered to be indicators of potential impairment. As of the end of each respective quarter of 2018, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

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

During the first nine months of 2018, the Company identified and recorded an impairment loss of $8,161,963 for seven of its vessels, the Gas Legacy, the Gas Enchanted, the Gas Evoluzione, the Gas Sikousis, the Gas Marathon, the Gas Sincerity and the Gas Texiana, which were agreed to be sold for further trading. As of December 31, 2018, the Company identified and recorded an additional impairment loss of $3,189,858 relating to vessels Gas Shuriken, Gas Defiance, Gas Haralambos and Eco Lucidity, following the decision to enter into, or potentially enter into, as applicable, joint venture agreements with a third party investor based on which the third party investor would acquire a 49.9% equity interest in these four vessel owning companies of the Company and the vessels were classified as vessels held for sale. For the three months ended December 31, 2018, no impairment loss was identified and recorded for the Company’s vessels that are held for use.

As of June 30, 2017, the Company identified and recorded an impairment loss of $897,965 relating to one of the oldest vessels of the fleet, Gas Monarch, and as of September 30, 2017, the Company identified and recorded an impairment loss of $1,258,037, relating to two of the oldest vessels of the fleet, Gas Pasha and Gas Evoluzione. In addition, during the first nine months of 2017, the Company identified and recorded an impairment loss of $4,305,271 for four of its oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor which were sold during the year 2017, for further trading. For the three months ended December 31, 2017, no impairment loss was identified and recorded for the Company’s vessels that are held for use. Furthermore, as of December 31, 2017, the fair market value of each vessel of 20 years of age and above exceeded its carrying value. For 2016 we had six of our oldest vessels of the fleet impaired, the Gas Moxie, the Gas Emperor, the Gas Marathon, the Gas Texiana, the Gas Nirvana and the Gas Galaxy, as in each case the undiscounted net operating cash flows of each of these vessels did not exceed the respective vessel’s carrying value. The total impairment loss identified and recorded by the Company was $11,351,821 as of December 31, 2018, $6,461,273 during the year ended December 31, 2017 and $5,735,086 as of December 31, 2016.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2018 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2018, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2018 rates as compared with the base rates for the vessels		5-year historical average rate		3-year historical average rate		1-year historical average rate
	of less than twenty years of age	of twenty years of age and above	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	-1.70%	16.93%	—	—	—	—	—	—
Product Carriers	-30.46%	—	—	—	3	38.6	3	38.6
Aframax Tanker	-18.52%	—	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2018 and what we believe the charter-free market values of each of these vessels was as of December 31, 2018, 20 of our 42 owned vessels in the water have current carrying values above their market values (25 of our 50 vessels in the water as at December 31, 2017). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $67 million and $78 million as of December 31, 2018 and 2017, respectively.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2018, and accordingly has not recorded an impairment charge.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 or 30 years from date of initial delivery from the shipyard depending on the vessel type. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2018 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2019, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	41	Chief Executive, President, Chief Financial Officer and Class III Director	2004	2021
Michael G. Jolliffe	69	Chairman of the Board, Class II Director	2004	2019
Lambros Babilis	51	Deputy Chairman and Class I Director	2007	2020
Markos Drakos	59	Class III Director	2006	2021
John Kostoyannis	53	Class II Director	2010	2019

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

Michael G. Jolliffe has been Chairman of our Board of directors since 2004. He is a Director of a number of companies in shipping, agency representation, shipbroking and capital services. Mr. Jolliffe is Co-Founder of Tsakos Energy Navigation Ltd, a crude oil and product carrier and LNG shipping company listed on the New York Stock Exchange. He is CEO of Tsakos Containers Navigation Ltd. He is also Chairman of the Wighams Group of companies, owning companies involved in shipbroking, agency representation and capital market businesses. Mr. Jolliffe is a Director of ColdHarbour Marine, a company manufacturing equipment for the marine industry. Mr. Jolliffe is also a Trustee of The Honeypot children’s charity.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director, Internal Auditor and our Chief Technical Officer. The aggregate of such compensation for each of the years 2016 and 2017 was $1.1 million and $1.2 million for the year 2018.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all which are scheduled to vest in August 2019, subject to satisfaction of the vesting terms. The restricted shares are subject to forfeiture until they become vested. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2017 and 2016. We recognized share-based compensation expense of $0.3 million, $0.1 million and $0.3 million in 2016, 2017 and 2018, respectively. As of December 31, 2018, there was an additional $0.6 million of share-based compensation expense relating to the awards granted in August 2018 which we expect to recognize ratably over the remaining vesting period to August 2019.

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

At December 31, 2018 and April 1, 2019, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2018, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2018, except for one director, who attended at least 75% of such meetings.

To promote open discussion among the independent directors, a majority of the directors met four times in 2018 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2019, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.

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

As of December 31, 2018, 371 officers and 396 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015, 25% of which vested on November 20, 2016 and 25% of which vested on November 20, 2017, the third anniversary of grant. In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all of which shares are scheduled to vest in August 2019, subject to satisfaction of vesting terms. No equity awards were made for the years ended December 31, 2017, 2016 and 2015. As of April 1, 2019, awards with respect to an aggregate of 264,621 shares of our common stock had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 15, 2019 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 15, 2019 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 40,125,184 shares of common stock outstanding as of April 15, 2019. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Glendon Capital Management L.P.(1)	6,403,167	16.0%
Flawless Management Inc.(2)	6,223,176	15.5%
MSDC Management, L.P.(3)	3,708,819	9.2%
Redwood Capital Management, LLC(4)	2,415,287	6.0%

Executive Officers and Directors
Harry N. Vafias(2)	6,891,966	17.2%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	6,991,752	17.4%

*	Less than 1%.
(1)

Based on filings made by Glendon Capital Management L.P. with the SEC. According to these filings, these shares are directly owned by Glendon Opportunities Fund, L.P. (the “Fund”), Altair Global Credit Opportunities Fund LLC (the “Sub-Advised Fund”) and a separately managed account. According to these filings, (i) the Fund is beneficial owner of over 10% of the issuer’s securities on an individual basis, (ii) the Sub-Advised Fund and the separately managed account do not own 10% of the issuer’s securities on an individual basis and (iii) Glendon Capital Management LP is the investment manager to the Fund and the separately managed account and the investment sub-adviser to the Sub-Advised Fund, and may be deemed to beneficially own these securities under the Securities Exchange Act of 1934.

(2)

The shares beneficially owned by Harry N. Vafias include (i) according to a Schedule 13D jointly filed with the SEC on February 5, 2018 by Flawless Management Inc. and Harry N. Vafias, 6,491,189 shares of common stock beneficially owned by Harry N. Vafias, of which 6,073,095 shares of common stock are owned by Flawless Management Inc., and (ii) 400,777 shares of common stock subsequently acquired, including 150,081 shares which are beneficially owned by Flawless Management Inc. and Harry N. Vafias and 250,696 restricted shares beneficially owned by Harry N. Vafias, which remain subject to vesting. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes any shares of common stock which may be held by members of Mr. Vafias’ immediate family, and in which Mr. Vafias may have a minority economic interest, in accordance with the determination of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934.

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

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 15, 2019, we had approximately 19 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 32,685,732 shares of common stock representing approximately 81.5% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 32,685,432 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. As of April 1, 2019, 3,872,232 shares of common stock had been repurchased with no repurchase since April 2016 (843,022 in 2014, 2,372,097 in 2015, 657,113 in 2016 and nil in 2017, 2018 and 2019), for an aggregate of $20.3 million. Repurchases have been suspended under the program.

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

Beginning in 2018, Stealth Maritime has used the services of Navis Maritime Services Inc., a vessel manning company which is 25% owned by Stealth Maritime, to provide crew to certain of our vessels. As of April 1, 2019, 30 vessels were being manned by Navis Maritime Services Inc., with the intention of transferring the whole fleet to them. The fees charged by Navis Maritime Services Inc. are $2,500 per month, per vessel, which is the same rate charged by the other manning agents providing crew for our vessels used by the Company. Fees paid to Navis Maritime Services Inc. for 2018 were $0.4 million.

In the year ended December 31, 2018, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2016, 2017 and 2018 were $7.3 million, $7.2 million and $7.0 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2016, 2017 and 2018 we paid $0.17 million, $0.13 million, and $0.14 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2016, 2017 and 2018, total brokerage commissions of 1.25% amounted to $1.8 million, $1.9 million and $2.0 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2016, 2017 and 2018, the amounts of $0.4 million, $0.5 million and $1.6 million, respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2016, 2017 and 2018, the amounts of $0.01 million, $0.1 million and $0.2 million respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”. For the year ended December 31, 2018, commission expenses relating to the sale of vessels of $0.2 million are included in the consolidated statements of operation under the caption “Impairment Loss”.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2016, 2017 and 2018, such compensation was in the aggregate amount of $1.1 million, $1.1 million and $1.2 million, respectively.

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

On May 26, 2014, we entered into an agreement with Brave Maritime for the supervision of the construction of eight of our newbuilding vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi-refrigerated newbuilding vessels at Euro 490,000 per ship. For the years ended December 31, 2016, 2017 and 2018, the supervision fees amounted to $854,022, $535,864 and $1,790,789, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from an entity affiliated with Stealth Maritime. In the years ended December 31, 2016, 2017 and 2018, we made lease payments of $72,907, $82,192 and $84,686, respectively. The lease rate for 2019 is €72,000 per year as per renewed contract effective from January 2019.

Vessel Charters

In April 2012, we entered into time charter out agreements with an entity affiliated with members of the Vafias family for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter was four years and there was an option to extend the charter for an additional year. The charter was not extended and instead the vessel was fixed in August 2016 on a one year bareboat charter to a charterer not related to the Company or the Vafias family. The five-year charter for the Gas Esco commenced in June 2012 and expired in June 2017. Following the charter expiration, Gas Esco was fixed on a two year bareboat charter to a charterer not related to the Company or the Vafias family. Revenues from these two charters for the years ended December 31, 2016, 2017 and 2018 were $7.6 million, $2.0 million and $nil, respectively, which are recorded in our consolidated statements of operations under “Revenues—related party”. The vessel operating expenses in accordance with the terms of the respective time charter agreements for the Stealth Bahla and the Gas Esco, for the years ended December 31, 2016, 2017 and 2018, were $3.0 million, $0.8 million and $nil, respectively, which are recorded in our consolidated statements of operations under “Vessel Operating Expenses—related party.”

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,549,729 shares were issued, including 4,424,545 shares repurchased by the Company and held as treasury stock, and 40,125,184 shares outstanding and fully paid as of December 31, 2018 and April 1, 2019. All of our shares of stock are in registered form.

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

Under the terms of our existing credit facilities, we are generally permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends and share repurchases do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

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

C. Material Contracts

We refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned section of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 17.2% of our shares of common stock as of April 1, 2019, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

We do not believe that we were a PFIC for 2018. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2018. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2018 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2018, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2018 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2018, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access our public filings with the SEC without charge on this website.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2018 and 2019.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2018 (in millions)	Notional Amount December 31, 2018 (in millions)	Estimated Notional Amount December 31, 2019 (in millions)
Swap 1	September 30, 2015	September 30, 2020	$17.6	2.60%	3 month U.S. dollar LIBOR	$(0.01)	$9.34	$6.82
Swap 2	September 30, 2015	September 30, 2020	$17.6	1.69%	3 month U.S. dollar LIBOR	$(0.13)	$9.34	$6.82
Swap 3	October 2, 2015	October 2, 2020	$12.1	1.54%	3 month U.S. dollar LIBOR	$(0.19)	$9.48	$8.60
Swap 4	November 4, 2015	August 4, 2021	$11.2	1.52%	3 month U.S. dollar LIBOR	$(0.22)	$8.73	$7.92
Swap 5	December 3, 2015	September 3, 2021	$11.2	1.55%	3 month U.S. dollar LIBOR	$(0.22)	$8.73	$7.92
Swap 6	August 16, 2017	May 16, 2025	$16.0	2.12%	3 month U.S. dollar LIBOR	$(0.31)	$14.73	$13.71
Swap 7	March 12, 2018	December 11, 2022	$21.6	2.74%	3 month U.S. dollar LIBOR	$0.09	$19.52	$16.77
Swap 8	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar LIBOR	$0.20	$31.60	$29.52
Swap 9	February 16, 2019	February 16, 2024	$14.5	2.89%	3 month U.S. dollar LIBOR	$0.18	$—	$13.71
Total						$(0.61)	$111.47	$111.79

As of December 31, 2018, total bank indebtedness of the Company was $446.0 million, of which $111.5 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2018, we paid fixed rates ranging from 1.52% to 2.89% and received floating rates based on LIBOR of approximately 2.04% under our nine floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2018, and our interest swap arrangements as of December 31, 2018, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $3.3 million (2017: $3.3 million) for the year ended December 31, 2018.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 14.03% of our expenses in currencies other than U.S. dollars in 2018 (2017: 15%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2019 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2018.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2018, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2018 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated April 24, 2019 expressed an unqualified opinion on those financial statements.

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

April 24, 2019

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2018.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2018	2017
Audit fees	$455	$419
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$455	$419

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein and (ii) the review of our quarterly financial information.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2018 and 2017.

(3) Tax Fees

Deloitte did not provide any tax services in 2018 and 2017.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2018 and 2017.

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

On November 26, 2014, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock and on February 26, 2015 we publicly announced that our Board of Directors had approved an additional $20,000,000 of common stock repurchases. As of April 1, 2019, 3,872,232 shares of common stock had been repurchased (843,022 in 2014, 2,372,097 in 2015, 657,113 in 2016 and nil in 2017, 2018 and 2019), for an aggregate of $20.3 million. We have not made any stock repurchases since April 12, 2016 and repurchases under the program have been suspended.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

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

Date: April 24, 2019

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

April 24, 2019

Athens, Greece

We have served as the Company’s auditor since 2005.

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2017 and 2018 (Expressed in United States Dollars)

		December 31,
	Note	2017	2018
Assets
Current assets
Cash and cash equivalents		51,754,131	64,498,442
Trade and other receivables		3,853,992	2,888,496
Other current assets		—	134,301
Claims receivable		15,951	—
Inventories	4	2,762,299	2,346,723
Advances and prepayments		1,221,029	1,089,539
Restricted cash		3,231,323	3,002,490
Assets held for sale	6	—	64,906,448

Total current assets		62,838,725	138,866,439

Non current assets
Advances for vessels under construction and acquisitions	5	61,577,818	—
Vessels, net	6	862,061,906	884,748,691
Other receivables		243,075	108,930
Restricted cash		7,917,738	11,930,059
Deferred finance charges	7	941,760	—
Fair value of derivatives	12	645,169	1,068,369

Total non current assets		933,387,466	897,856,049

Total assets		996,226,191	1,036,722,488

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	14,209,624	7,930,642
Trade accounts payable		10,509,465	10,349,358
Accrued liabilities	8	5,880,479	6,879,488
Customer deposits	10	1,820,700	1,336,000
Deferred income	9	4,362,056	5,191,654
Current portion of long-term debt	11	41,966,607	41,726,837
Current portion of long-term debt associated with vessels held for sale	11	—	30,076,356

Total current liabilities		78,748,931	103,490,335

Non current liabilities
Fair value of derivatives	12	126,525	465,389
Customer deposits	10	736,000	—
Deferred gain on sale and leaseback of vessels	20	190,087	—
Deferred income	9	4,035	—
Long-term debt	11	342,941,841	371,514,253

Total noncurrent liabilities		343,998,488	371,979,642

Total liabilities		422,747,419	475,469,977

Commitments and contingencies	19

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 44,285,108 shares issued and 39,860,563 shares outstanding at December 31, 2017 and 44,549,729 shares issued and 40,125,184 shares outstanding at December 31, 2018 with a par value of $0.01 per share	13	442,850	445,496
Treasury stock, 4,424,545 shares at December 31, 2017 and 2018 with a par value of $0.01 per share	13	(22,523,528)	(22,523,528)
Additional paid-in capital	13	501,471,768	501,807,478
Retained earnings		93,469,787	80,849,086
Accumulated other comprehensive income		617,895	673,979

Total stockholders’ equity		573,478,772	561,252,511

Total liabilities and stockholders’ equity		996,226,191	1,036,722,488

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2016, 2017 and 2018

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2016	2017	2018
Revenues
Revenues		136,539,399	152,338,278	164,330,202
Revenues—related party	3	7,592,784	1,973,643	—

Total revenues	16	144,132,183	154,311,921	164,330,202

Expenses
Voyage expenses	17	13,618,025	13,804,032	18,649,258
Voyage expenses—related party	3,17	1,772,240	1,912,505	2,037,917
Charter hire expenses	19,20	4,054,387	3,524,770	6,150,780
Vessels’ operating expenses	17	55,680,993	58,618,526	59,920,278
Vessels’ operating expenses—related party	3,17	3,141,843	800,908	514,500
Dry-docking costs		3,613,230	3,529,047	3,617,577
Management fees—related party	3	7,346,180	7,205,490	7,027,195
General and administrative expenses (including $1,187,037, $1,209,499, and $1,294,722 to related party)		3,110,409	2,898,958	3,046,962
Depreciation	6	39,096,589	38,921,672	41,258,142
Impairment loss	3,6,12	5,735,086	6,461,273	11,351,821
Net (gain)/loss on sale of vessels	6	(118,427)	77,314	763,925
Other operating costs/(income)	5	—	1,058,863	(549,804)

Total expenses		137,050,555	138,813,358	153,788,551

Income from operations		7,081,628	15,498,563	10,541,651

Other (expenses)/income
Interest and finance costs		(14,268,148)	(16,661,464)	(23,286,547)
Loss on derivatives	12	(767,196)	(403,943)	(11,982)
Interest income and other income		454,472	322,868	587,477
Foreign exchange (loss)/gain		(299,056)	25,739	(107,119)

Other expenses, net		(14,879,928)	(16,716,800)	(22,818,171)

Net loss		(7,798,300)	(1,218,237)	(12,276,520)

Loss per share
—Basic and diluted	15	(0.20)	(0.03)	(0.31)

Weighted average number of shares
—Basic and diluted		39,824,038	39,809,364	39,860,563

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2016, 2017 and 2018

(Expressed in United States Dollars)

		December 31,
	Note	2016	2017	2018
Net loss		(7,798,300)	(1,218,237)	(12,276,520)

Other comprehensive income
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	418,723	592,460	56,084

Total other comprehensive income		418,723	592,460	56,084

Total comprehensive loss		(7,379,577)	(625,777)	(12,220,436)

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2016, 2017 and 2018

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number of Shares (Note 13)	Amount (Note 13)	Number of Shares (Note 13)	Amount (Note 13)	Additional Paid-in Capital (Note 13)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total
Balance, January 1, 2016	44,285,108	442,850	(3,767,432)	(20,486,872)	501,002,146	102,486,324	(393,288)	583,051,160
Stock based compensation	—	—	—	—	340,377	—	—	340,377
Stock repurchase	—	—	(657,113)	(2,036,656)	—	—	—	(2,036,656)
Comprehensive loss for the year	—	—	—	—	—	(7,798,300)	418,723	(7,379,577)

Balance, December 31, 2016	44,285,108	442,850	(4,424,545)	(22,523,528)	501,342,523	94,688,024	25,435	573,975,304
Stock based compensation	—	—	—	—	129,245	—	—	129,245
Comprehensive loss for the year	—	—	—	—	—	(1,218,237)	592,460	(625,777)

Balance, December 31, 2017	44,285,108	442,850	(4,424,545)	(22,523,528)	501,471,768	93,469,787	617,895	573,478,772
Issuance of restricted shares and stock based compensation	264,621	2,646	—	—	335,710	—	—	338,356
Cumulative effect of accounting change*	—	—	—	—	—	(344,181)	—	(344,181)
Comprehensive loss for the year	—	—	—	—	—	(12,276,520)	56,084	(12,220,436)

Balance, December 31, 2018	44,549,729	445,496	(4,424,545)	(22,523,528)	501,807,478	80,849,086	673,979	561,252,511

*

Opening retained earnings have been adjusted on January 1, 2018 in connection with the adoption of Accounting Standard ASC 606. Please refer to Note 2 Significant Accounting Policies to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016, 2017 and 2018

(Expressed in United States Dollars)

	December 31,
	2016	2017	2018
Cash flows from operating activities
Net loss for the year	(7,798,300)	(1,218,237)	(12,276,520)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	39,096,589	38,921,672	41,258,142
Amortization of deferred finance charges	715,587	690,842	858,582
Amortization of deferred gain on sale and leaseback of vessels	(195,574)	(195,040)	(190,087)
Share based compensation	340,377	129,245	338,356
Change in fair value of derivatives	(331,387)	(27,372)	(28,252)
Impairment loss	5,735,086	6,461,273	11,351,821
(Gain)/loss on sale of vessels	(118,427)	77,314	763,925
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	825,838	(179,036)	531,796
Other current assets	—	—	159,363
Claims receivable	(610,810)	(235,705)	15,951
Inventories	117,744	46,824	(302,873)
Advances and prepayments	(28,955)	57,328	131,490
Increase/(decrease) in
Balances with related parties	(1,185,024)	6,434,290	(6,278,982)
Trade accounts payable	462,215	1,299,686	381,941
Accrued liabilities	(303,460)	581,000	339,009
Deferred income	(567,411)	(490,031)	755,563

Net cash provided by operating activities	36,154,088	52,354,053	37,809,225

Cash flows from investing activities
Insurance proceeds	610,810	219,754	—
Vessels’ acquisitions and advances for vessels under construction	(56,215,758)	(60,612,867)	(108,295,690)
Proceeds from sale of vessels, net	1,530,177	11,479,936	29,742,788

Net cash used in investing activities	(54,074,771)	(48,913,177)	(78,552,902)

Cash flows from financing activities
Stock repurchase	(2,070,306)	—	—
Deferred finance charges paid	(712,614)	(815,256)	(503,265)
Customer deposits paid	—	—	(1,220,700)
Loan repayments	(55,630,352)	(56,254,073)	(56,717,059)
Proceeds from long-term debt	31,200,000	43,000,000	115,712,500

Net cash (used in)/provided by financing activities	(27,213,272)	(14,069,329)	57,271,476

Net (decrease)/increase in cash and cash equivalents	(45,133,955)	(10,628,453)	16,527,799
Cash and cash equivalents at beginning of year	118,665,600	73,531,645	62,903,192

Cash and cash equivalents at end of year	73,531,645	62,903,192	79,430,991

Cash breakdown
Cash and cash equivalents	64,993,923	51,754,131	64,498,442
Restricted cash, current	3,363,012	3,231,323	3,002,490
Restricted cash, non-current	5,174,710	7,917,738	11,930,059

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	73,531,645	62,903,192	79,430,991

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	12,429,729	14,643,885	21,087,903
Non cash investing activity—Vessels under construction	124,288	605,800	63,752

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2018 owned a fleet of forty four liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2016, 2017 and 2018, no charterer accounted for 10% or more of the Company’s revenues.

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

Inventories: Inventories consist of bunkers (for vessels under voyage charter) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 1%. The Company also assumes an average annual inflation rate of 1.50% for operating expenses. An impairment loss was identified and recorded for the years ended December 31, 2016, 2017 and 2018 (Note 6).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No assets were held for sale as of December 31, 2017. Concerning assets held for sale as of December 31, 2018, refer to Note 6.

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

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The time charter and bareboat contracts are considered either operating or finance leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time and bareboat charters are recognized ratably on a straight line basis over the period of the respective charter. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer.

A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. In voyage charters vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract because these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘prepayments and other assets’ in the accompanying consolidated balance sheets.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

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

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares granted to employees of the Company, to employees of the Manager and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method) (Note 14).

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income” in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.

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

Recent Accounting Pronouncements: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized.

The Company adopted the provisions of ASC 606 for the reporting period commencing on January 1, 2018 and has elected to use the modified retrospective transition method for the implementation of this standard. The Company applied the provisions of ASC 606 to all contracts that were not completed at the date of initial application. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. An adjustment amounting to $0.3 million was posted in the Company’s opening retained earnings as of January 1, 2018.

Since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, the revenue is recognized on a straight-line basis over the voyage days from the date the vessel is ready to load the cargo to completion of its discharge and is not related to the timing of payment received from its customers. Payment terms under voyage charters are disclosed in the relevant voyage charter agreements. Based on these terms, freight is mainly paid after the completion of the discharge of the cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo. The financial impact on the Company’s financial statements derives from voyage charters which do not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs.

Further, the adoption of ASC 606 impacted the accounts receivable, other assets, payables to related parties and accrued and other liabilities on our consolidated balance sheet as of December 31, 2018. Under ASC 606, receivables represent an entity’s unconditional right to consideration, billed or unbilled. As of December 31, 2018, other current assets include bunker and port expenses of $0.1 million incurred between the contract date and the date of the vessel’s arrival to the load port. As of January 1, 2018 there was $0.3 million relating to contract fulfillment costs. As of December 31, 2018 and 2017 the unearned revenue related to undelivered performance obligations amounted to nil and $0.07 million, respectively and has been included in “Deferred income” in the accompanying consolidated balance sheet. The Company recognized as revenue the $0.07 million in the first quarter of 2018.

The following table presents the impact of the adoption of ASU 2014-09 on our consolidated balance sheet at December 31, 2018:

	As at December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Assets
Current Assets
Trade and other receivables	$2,888,496	$2,941,191	$(52,695)
Other current assets	134,301	—	134,301
Liabilities
Payable to related party	7,930,642	7,931,297	(655)
Accrued and other liabilities	6,879,488	6,880,536	(1,048)

The following table presents the impact of the adoption of ASU 2014-09 on our consolidated statement of operations:

	For the year ended December 31, 2018
	As reported	Balances without adoption of ASU 2014-09	Effect of change
Total revenues	$164,330,202	$163,744,736	$(585,466)
Voyage expenses	18,649,258	18,498,600	150,658
Voyage expenses—related party	2,037,917	2,030,599	7,318
Net loss	(12,276,520)	(12,704,010)	(427,490)
Basic earnings per share	$(0.31)	$(0.32)	$(0.01)
Diluted earnings per share	$(0.31)	$(0.32)	$(0.01)

The cumulative effect of changes made to our opening Consolidated Balance Sheet on January 1, 2018 for the adoption of ASC 606:

	December 31, 2017	Effect of adoption of ASC 606	January 1, 2018
Assets
Current Assets
Trade and other receivables	3,853,992	(567,845)	3,286,147
Other current assets	—	293,664	293,664
Liabilities
Deferred income	4,362,056	70,000	4,432,056
Stockholders’ Equity
Retained earnings	93,469,787	(344,181)	93,125,606

The adoption of ASC 606 had no impact on net cash provided by operating activities, investing activities and financing activities for the year ended December 31, 2018.

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

On July 30, 2018, the FASB issued ASU 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leases standard, ASU 2016-02 (codified as ASC 842). Specifically, under the amendments in ASU 2018-11:

(a)	Entities may elect not to recast the comparative periods presented when transitioning to ASC 842; and

(b)

Lessors may elect not to separate lease and nonlease components when the following criteria are met: Criterion A—the timing and pattern of transfer for the lease component are the same as those for the nonlease components associated with that lease component and Criterion B—the lease component, if accounted for separately, would be classified as an operating lease.

The transition relief amendments in the ASU apply to entities that have not yet adopted ASC 842. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in Update 2016-02.

In December 2018, the FASB issued ASU 2018-20 to provide narrow scope improvements for lessors. The amendments in this update related to sales taxes and other similar taxes collected from lessees affect all lessors that elect the accounting policy election. In addition, amendments in this update related to lessor costs affect all lessor entities that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties. Finally, the amendments in this update related to recognition of variable payments for contracts with lease and non-lease components affect all lessor entities with variable payments that relate to both lease and non-lease components. The effective date and transition requirements for the amendments in this update for entities that have not adopted Topic 842 before the issuance of this update are the same as the effective date and transition requirements in ASU 2016-02. The Company adopted this standard for the reporting period commencing on January 1, 2019 and elected the practical expedient under ASU 2018-11 for the vessels under time charter agreements. Furthermore, the Company applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. The most significant effects of adoption relate to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for operating leases where the Company is a lessee and providing new disclosures about the Company’s leasing activities. The Company currently expects the right-of-use assets and lease liabilities as of January 1, 2019 to be approximately $1.9 million based on the present value of the Company’s remaining minimum lease payments, primarily due to the recognition of right of use assets and lease liabilities with respect to operating leases. The Company does not believe the adoption of ASC 842 will have a material effect on its consolidated results of operations or cash flows.

In August 2016, the FASB issued the ASU 2016-15—classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update was effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on January 1, 2018. The impact of the adoption of this amended guidance did not result in any changes in the classification of cash receipts and cash payments.

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). ASU 2017-12 is intended to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods therein; however, early adoption by all entities is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. For the years ended December 31, 2016, 2017 and 2018, total brokerage commissions of 1.25% amounted to $1,772,240, $1,912,505 and $2,037,917, respectively, and are included in “Voyage expenses—related party” in the consolidated statements of operations. For the years ended December 31, 2016, 2017 and 2018, the management fees were $7,346,180, $7,205,490 and $7,027,195, respectively and are included in “Management fees – related party” in the consolidated statements of operations. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2016, 2017 and 2018, the superintendent fees amounted to $172,000, $125,500 and $137,000, respectively, and are included in “Vessels’ operating expenses – related party” in the consolidated statements of operations.

Effective from 2018, the Manager provides crew management services to some of the Company’s vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Navis Maritime Services Inc. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel. For the year ended December 31, 2018, the crew management fees amounted to $377,500, and are included in “Vessels’ operating expenses – related party” in the consolidated statements of operations.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2016, 2017 and 2018 commission fees relating to vessels purchased of $421,639, $525,978 and $1,598,858, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2016, 2017 and 2018 the amounts of $13,711, $119,900 and $184,000 were recognized as commission expenses relating to the sale of vessels and are included in the consolidated statements of operations under the caption “Net (gain)/loss on sale of vessels”. For the year ended December 31, 2018, commission expenses relating to the sale of vessels of $212,650 are included in the consolidated statements of operations under the caption “Impairment loss”.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Chief Technical Officer, its Finance Manager and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,114,130, $1,127,307 and $1,210,036, for the years ended December 31, 2016, 2017 and 2018, respectively, and are included in the consolidated statements of operations under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2017 and at December 31, 2018 was a liability of $14,209,624 and $7,930,642, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Manager. Rental expense for the years ended December 31, 2016, 2017 and 2018 amounted to $72,907, $82,192 and $84,686, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., a company affiliated with members of the Vafias family incorporated in the Marshall Islands. The above time charter agreements expired in August 2016 and June 2017. Revenue from the related party amounted to $7,592,784, $1,973,643 and nil for each of the years ended December 31, 2016, 2017 and 2018, respectively, and are included in the consolidated statements of operations under the caption “Revenues—related party”. In accordance with the time charter agreements for these vessels’ operating expenses, the Company paid to the Manager amounts of $2,969,843, $675,408 and nil for the years ended December 31, 2016, 2017 and 2018, respectively, which are included in the consolidated statements of operations under the caption “Vessels’ operating expenses—related party”.

On May 26, 2014, the Company entered into an agreement with Brave for the supervision of the construction of eight of its vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, the Company entered into a new supervision agreement with Brave for the supervision of the construction of four of its newbuilding vessels for a fixed fee of Euro 490,000 per vessel. For the years ended December 31, 2016, 2017 and 2018, the supervision fees amounted to $854,022, $535,864, and $1,790,789, respectively, and were capitalized to the cost of the respective vessels.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2017	2018
Bunkers	1,312,116	1,082,384
Lubricants	1,450,183	1,264,339

Total	2,762,299	2,346,723

5. Advances for Vessels Under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheet as of December 31, 2017 of $61,577,818 mainly represents advance payments to ship-builders for three LPG carriers under construction contracted in 2014.

On November 17, 2016 and on July 18, 2017, the Company agreed with the shipbuilder the postponement of the delivery dates of the four newbuildings for an additional charge. For the year ended December 31, 2018, these charges of $146,667 (2017: $863,333) were included in the accompanying consolidated statement of operations under the caption “Other operating costs/(income)”.

For the years ended December 31, 2017 and 2018, the movement of the account, advances for vessels under construction and acquisitions was as follows:

Balance, December 31, 2016	55,785,801
Advances for vessels under construction and acquisitions	57,805,820
Capitalized interest	813,423
Capitalized expenses	2,475,138
Vessels delivered	(55,302,364)

Balance, December 31, 2017	61,577,818
Advances for vessels under construction and acquisitions	102,597,821
Capitalized expenses	5,155,821
Vessels delivered	(169,331,460)

Balance, December 31, 2018	—

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2016	1,075,613,321	(211,913,582)	863,699,739
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	55,302,364	—	55,302,364
Disposals	(11,557,252)	—	(11,557,252)
Impairment loss	(29,222,564)	22,761,291	(6,461,273)
Depreciation for the year	—	(38,921,672)	(38,921,672)

Balance, December 31, 2017	1,090,135,869	(228,073,963)	862,061,906
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	169,331,460	—	169,331,460
Vessels held for sale	(64,188,000)	—	(64,188,000)
Impairment loss	(60,018,802)	48,666,981	(11,351,821)
Disposal	(29,846,712)	—	(29,846,712)
Depreciation for the year	—	(41,258,142)	(41,258,142)

Balance, December 31, 2018	1,105,413,815	(220,665,124)	884,748,691

The additions in 2017 relate to the acquisition of vessel “Eco Frost”.

In April 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Icon”, to an unaffiliated third party for $2,900,000. The vessel, including her inventories on board, was classified as assets held for sale in the second quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $1,747,923 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on July 20, 2017.

In May 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Emperor”, to an unaffiliated third party for $2,900,000. The vessel, including her inventories on board, was classified as assets held for sale in the second quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $580,004 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on September 2, 2017.

In August 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Moxie”, to an unaffiliated third party for $2,575,000. The vessel, including her inventories on board, was classified as assets held for sale in the third quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $570,626 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on November 7, 2017.

In September 2017, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Nirvana”, to an unaffiliated third party for $3,675,000. The vessel, including her inventories on board, was classified as assets held for sale in the third quarter of 2017. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $1,406,718 in its consolidated statement of operations for the year ended December 31, 2017. The vessel was delivered to her new owners on November 17, 2017.

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

The additions in 2018 relate to the acquisition of vessels “Eco Arctic”, “Eco Ice” and “Eco Freeze”.

In March 2018, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Legacy”, to an unaffiliated third party for $4,990,000. The vessel, including her inventories on board, was classified as assets held for sale in the first quarter of 2018. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $1,418,672 in its consolidated statement of operations for the year ended December 31, 2018. The vessel was delivered to her new owners on August 31, 2018.

At March 31, 2018, the Company decided to seek to dispose of the vessel “Gas Enchanted”. As a result of this decision, the undiscounted net operating cash flows of this vessel did not exceed its carrying value and the Company identified and recognized an impairment charge of $1,937,822 in its consolidated statement of operations for the year ended December 31, 2018. In April 2018, the Company concluded a memorandum of agreement for the disposal of this vessel, to an unaffiliated third party for $8,950,000. The vessel was delivered to her new owners on May 7, 2018.

In April 2018, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Evoluzione”, to an unaffiliated third party for $3,575,000. The vessel, including her inventories on board, was classified as assets held for sale in the second quarter of 2018. The total impairment charge recognized in the Company’s consolidated statements of operations for the year ended December 31, 2018 amounted to $604,774. The vessel was delivered to her new owners on August 28, 2018.

At June 30, 2018, the Company decided to seek to dispose of the vessel “Gas Sikousis”. As a result of this decision, the undiscounted net operating cash flows of this vessel did not exceed its carrying value and the Company identified and recognized an impairment charge of $842,332 in its consolidated statement of operations for the year ended December 31, 2018. In July 2018, the Company concluded a memorandum of agreement for the disposal of this vessel, to an unaffiliated third party for $9,450,000. The vessel was delivered to her new owners on September 27, 2018.

In July 2018, the Company entered into three separate memoranda of agreement for the disposal of the vessels “Gas Marathon”, “Gas Sincerity and “Gas Texiana” to unaffiliated third parties for a total of $12,700,000. The vessels, including their inventories on board, were classified as vessels held for sale in the third quarter of 2018. The total impairment charge recognized in the Company’s consolidated statements of operations for the year ended December 31, 2018 amounted to $3,358,363. The vessels were delivered to their new owners on October 13, 2018, January 28, 2019 and February 13, 2019, respectively.

The Company decided to dispose the above mentioned vessels as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of these vessels of $763,925 which is included in the Company’s consolidated statement of operations under the caption “Net (gain)/loss on sale of vessels” for the year ended December 31, 2018.

During the first quarter of 2019, the Company entered into four joint venture agreements with a third party investor based on which the third party investor acquired a 49.9% equity interest in four vessel owning companies of the Company and therefore gained co-ownership and joint control of the vessels “Gas Defiance”, “Gas Shuriken”, “Gas Haralambos” and “Eco Lucidity”. These agreements will be accounted for in the Company’s financial statements as an equity investment since the Company and the third party investor will have joint control over these entities, with only the related profit share reflected. As a result, the vessels were classified as assets held for sale in the fourth quarter of 2018. The Company measured the vessels at the lower of their carrying amount and fair value less the cost associated with the transaction and recognized an impairment charge of $3,189,858 in its consolidated statement of operations for the year ended December 31, 2018.

As of December 31, 2018, six vessels, together with their inventories on board amounting to $718,448, were classified as assets held for sale in the accompanying consolidated balance sheet.

As of December 31, 2018 and 2017, 40 vessels with a carrying value of $891,758,621 (2017: $762,159,589) have been provided as collateral to secure the Company’s bank loans as discussed in Note 11.

7. Deferred Finance Charges

Deferred finance charges amounting to $941,760 and nil as of December 31, 2017 and December 31, 2018, respectively, represent fees paid to the lenders for undrawn facilities, and are presented on the balance sheet under non-current assets.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2017	2018
Interest on long-term debt	2,839,121	3,656,811
Administrative expenses	204,472	251,257
Other operating costs	563,333	660,000
Vessel operating and voyage expenses	2,273,553	2,311,420

Total	5,880,479	6,879,488

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $4,366,091 and $5,191,654 represent cash related to time and bareboat charter revenues received in advance as of December 31, 2017 and as of December 31, 2018, respectively.

10. Customer Deposits

These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)	On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Stealth Falcon” (ex. “Navig8 Faith”) which is equal to three-months hire.

(b)

On February 24, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” (ex. “Spike”) which is equal to five-months hire. An amount of $1,220,700 was returned to the charterer at the end of the bareboat charter on March 7, 2018. The remaining amount of $600,000 was kept as guarantee for the new bareboat charter commenced on March 7, 2018.

11. Long-term Debt

Term Loans		Drawn Amount	December 31, 2017	Movement in 2018		December 31, 2018
Issue Date	Maturity Date			Additions	Repayments
February 12, 2008	February 19, 2020	40,250,000	14,375,000	—	(2,500,000)	11,875,000
July 30, 2008	November 4, 2020	33,240,000	15,789,000	—	(1,939,000)	13,850,000
October 9, 2008	October 9, 2020	29,437,000	6,310,000	—	(6,310,000)	—
December 14, 2018	December 18, 2023	14,094,184	17,114,365	—	(3,020,181)	14,094,184
April 14, 2014	April 14, 2020	20,400,000	13,100,000	—	(1,400,000)	11,700,000
March 27, 2018	March 1, 2024	27,675,000	27,950,000	—	(2,750,000)	25,200,000
March 1, 2011	June 20, 2020	43,250,000	26,375,000	—	(3,000,000)	23,375,000
September 23, 2013	September 30, 2020	45,212,500	23,739,007	—	(8,494,310)	15,244,697
March 24, 2014	July 31, 2022	50,225,000	39,235,000	—	(3,605,000)	35,630,000
April 16, 2014	April 16, 2020	30,000,000	19,005,000	—	(2,705,000)	16,300,000
December 14, 2018	December 18, 2023	9,480,000	10,360,000	—	(880,000)	9,480,000
June 20, 2014	January 8, 2023	20,925,000	17,020,000	—	(1,420,000)	15,600,000
December 20, 2013	June 30, 2023	67,200,000	55,515,000	—	(3,960,000)	51,555,000
December 24, 2015	December 14, 2022	22,400,000	19,413,344	—	(1,493,328)	17,920,016
July 4, 2014	September 3, 2021	22,750,000	19,093,750	—	(1,625,000)	17,468,750
July 29, 2014	July 7, 2023	25,350,000	20,596,875	—	(2,112,500)	18,484,375
December 7, 2017	December 11, 2022	22,275,000	10,500,000	11,775,000	(2,755,000)	19,520,000
May 18, 2016	December 31, 2025	65,650,000	31,484,500	33,150,000	(3,585,240)	61,049,260
March 1, 2017	April 17, 2026	70,787,500	—	70,787,500	(3,162,501)	67,624,999

Total			386,975,841	115,712,500	(56,717,060)	445,971,281

Current portion of long-term debt			42,580,323			42,433,562
Current portion of long-term debt associated with vessels held for sale			—			30,150,000
Long term debt			344,395,518			373,387,719

Total debt			386,975,841			445,971,281
Current portion of deferred finance charges			613,716			706,725
Current portion of deferred finance charges associated with vessels held for sale			—			73,644
Deferred finance charges non-current			1,453,677			1,873,466

Total deferred finance charges			2,067,393			2,653,835

Total debt			386,975,841			445,971,281
Less: Total deferred finance charges			2,067,393			2,653,835

Total debt, net of deferred finance charges			384,908,448			443,317,446
Less: Current portion of long-term debt, net of current portion of deferred finance charges			41,966,607			41,726,837

Less: Current portion of long-term debt associated with vessels held for sale, net of current portion of deferred finance charges			—			30,076,356

			342,941,841			371,514,253

The below are changes in term loans during the years ended December 31, 2017 and 2018.

On May 18, 2016 the Company entered into a term loan with a bank to partially finance the acquisition of two LPG carriers under construction, by two of the Company’s wholly owned subsidiaries. The term loan is up to $74,480,000 and was drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $32,500,000 was drawn down on May 16, 2017 and the second tranche amounting to $33,150,000 was drawn down on January 10, 2018.

On March 1, 2017 the Company, entered into a term loan with the bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate term loan is up to $76,020,000 and was drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $35,525,000 was drawn down on January 4, 2018 and on January 10, 2018 and the second tranche amounting to $35,262,500 was drawn down on April 13, 2018 and on April 17, 2018.

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

On March 27, 2018, the Company entered into a term loan amounting to $27,675,000 with the same bank to refinance the existing term loan dated February 1, 2011. An installment amounting to $275,000 was paid on January 22, 2018 relating to the existing term loan dated February 1, 2011.

On August 17, 2018, the Company voluntary repaid the outstanding balance of the term loan dated October 9, 2008, amounting to $5,920,000.

On December 14, 2018, the Company entered into a term loan with the same bank to refinance the existing term loans dated June 12, 2014 and September 15, 2016. The aggregate committed term loan is up to $23,574,184 and was drawn down in two tranches at the signing date of the term loan.

On March 29, 2019, the Company entered into a term loan with a bank to refinance the existing term loans dated February 12, 2008 and September 23, 2013. Two installments amounting to $625,000 and $1,036,265 were paid on February 19, 2019 and on March 29, 2019, respectively, relating to the existing term loans. The new term loan is $25,458,432 and will be repayable, with the first installment commencing three months after the drawdown, in fifteen consecutive quarterly installments. An amount of $4,001,898 is repayable in 2019. Obligations with a maturity of less than one year amounting to $981,895 have been presented as long-term in accordance with US GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company has entered on March 29, 2019 discussed above.

On April 27, 2018, the Company voluntary repaid $4,122,370 being part of the outstanding balance of the term loan dated September 23, 2013.

On April 15, 2019, the Company signed a commitment letter with the same bank to refinance the existing term loan dated April 14, 2014. Two installments amounting to $700,000 were paid on January 16, 2019 and April 16, 2019 relating to the existing term loan. The new term loan is up to $11,000,000 and will be repayable, with the first installment commencing three months after the drawdown, in twenty consecutive quarterly installments plus a balloon payment payable together with the last installment. An amount of $640,000 is repayable in 2019. Obligations with a maturity of less than one year amounting to $60,000 have been presented as long-term in accordance with US GAAP as the Company had the intent and ability to refinance the obligation, on a long term basis through the commitment letter that the Company has entered on April 15, 2019 discussed above.

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

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 125% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreements) to interest expense to be at all times greater than 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•

the Company should maintain on a monthly basis a cash balance amounting to $3,002,490 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $11,930,059 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

Gross deferred finance charges amounting to $7,871,170 and $8,374,435 as of December 31, 2017 and December 31, 2018, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet as a direct deduction from the carrying amount of the related loan and credit facility net of accumulated amortization. For the years ended December 31, 2016, 2017 and 2018, the amortization of deferred financing charges amounted to $715,587, $690,841 and $858,582, respectively, and is included in interest and finance costs in the consolidated statements of operations.

The interest rates on the outstanding loans as of December 31, 2018 are based on Libor plus a margin which varies from 0.80% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2016: 3.43%

Year ended December 31, 2017: 3.97%

Year ended December 31, 2018: 5.34%

Bank loan interest expense for the above loans for the years ended December 31, 2016, 2017 and 2018 amounted to $14,149,326, $15,640,377 and $22,150,386, respectively. Of these amounts, for the years ended December 31, 2016, 2017 and 2018, the amounts of $1,660,802, $813,423 and nil, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations.

At December 31, 2018, the Company was in compliance with all of its debt financial covenants.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2018 are as follows:

December 31,	Amount
2019	72,583,562
2020	59,421,264
2021	67,040,014
2022	86,626,911
2023	63,483,131
Thereafter	96,816,399

Total	445,971,281

12. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to nine floating-to-fixed interest rate swaps with various major financial institutions at December 31, 2018 (2017: six swaps) covering notional amounts aggregating $111,477,920 at December 31, 2018 (2017: $68,935,006) pursuant to which it pays fixed rates ranging from 1.52% to 2.89% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 2.04% at December 31, 2018). These agreements contain no leverage features and have maturity dates ranging from September 2020 to December 2025. All the derivative interest rate swap contracts for the periods presented qualified for hedge accounting since their inception. Details of interest rate swap agreements entered into during 2017 and 2018 are set out below.

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

On December 10, 2018, the Company as a condition of its term loan dated May 18, 2016, entered into an amortizing interest rate swap agreement for a notional amount of $14,472,875. The agreement is effective from February 16, 2019 and expires on February 16, 2024; under this agreement the Company receives each quarter interest on the notional amount based on the three month LIBOR rate and pays interest based on a fixed interest rate of 2.89%.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

Tabular disclosure of financial instruments is as follows:

	Balance Sheet Location	December 31,
		2017		2018
Derivatives designated as hedging instruments		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets—Fair value of derivatives	645,169	—	1,068,369	—
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	126,525	—	465,389

Total derivatives designated as hedging instruments		645,169	126,525	1,068,369	465,389

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2016	2017	2018
Interest Rate Swap—Change in Fair Value	Loss on derivatives	297,656	—	—
Interest Rate Swap—Realized loss	Loss on derivatives	(297,954)	—	—

Total loss on derivatives		(298)	—	—

Derivatives designated as hedging instruments	Location of Loss Recognized	Year Ended December 31,
		2016	2017	2018
Interest Rate Swap—Loss reclassified from OCI (Effective portion)	Loss on derivatives	(766,898)	(403,943)	(11,982)

Total loss on derivatives		(766,898)	(403,943)	(11,982)

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain/ (Loss) on cash flow hedges
Balance, January 1, 2016	(393,288)
Effective portion of changes in fair value of interest swap contracts	418,723

Balance, December 31, 2016	25,435
Effective portion of changes in fair value of interest swap contracts	592,460

Balance, December 31, 2017	617,895
Effective portion of changes in fair value of interest swap contracts	56,084

Balance, December 31, 2018	673,979

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, claims receivable, payable to related party, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2018:

	Fair Value as of December 31, 2017	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	1,068,369	—	1,068,369	—
Interest Rate Swap Agreements	(465,389)	—	(465,389)	—

Total	602,980	—	602,980	—

The following tables present the fair values for assets measured on a non-recurring basis categorized into a Level based upon the lowest level of significant input to the valuations:

	Fair Value as of June 30, 2017	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	6,000,000	—	6,000,000	—	(897,965)

Total	6,000,000	—	6,000,000	—	(897,965)

The vessel Gas Monarch was recorded at its fair value of $6,000,000 as of June 30, 2017. Depreciation amounting to $255,015 was recorded in the period from July 1, 2017 to December 31, 2017 and the vessel was presented at its new deemed cost less depreciation of $5,744,985 in the accompanying consolidated balance sheet as of December 31, 2017.

	Fair Value as of September 30, 2017	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	8,000,000	—	8,000,000	—	(1,258,037)

Total	8,000,000	—	8,000,000	—	(1,258,037)

The vessels Gas Pasha and Gas Evoluzione were recorded at their fair value of $8,000,000 as of September 30, 2017. Depreciation amounting to $200,130 was recorded in the period from October 1, 2017 to December 31, 2017 and the vessels were presented at their new deemed cost less depreciation of $7,799,870 in the accompanying consolidated balance sheet as of December 31, 2017.

As a result of the impairment analyses performed for the year ended December 31, 2017, three of the Company’s vessels (held and used) were written down to their estimated fair value as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $2,156,002. Furthermore, four of the Company’s vessels were classified as held for sale during 2017 and were delivered to their new owners during 2017 resulting in an impairment charge of $4,305,271 as their carrying amount exceeded their fair value which was determined based on their transaction price, as the sale price was agreed with unaffiliated third parties. These impairment charges were included in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2017.

	Fair Value as of June 30, 2018	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	9,400,000	—	9,400,000	—	(1,531,130)

Total	9,400,000	—	9,400,000	—	(1,531,130)

The vessels Gas Sincerity and Gas Texiana were recorded at their fair value of $9,400,000 as of June 30, 2018. Following the memorandum of agreement for the disposal of these vessels in July 2018, Gas Sincerity and Gas Texiana were classified as held for sale as of September 30, 2018 and were recognized at their fair value less costs to sell. Fair value amounted to $9,400,000 and costs to sell amounted to $442,000. The vessels are classified as held for sale as of December 31, 2018 at fair value less costs to sell of $8,958,000 in the accompanying consolidated balance sheet as of December 31, 2018.

	Fair Value as of December 31, 2018	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	55,230,000	—	55,230,000	—	(3,189,858)

Total	55,230,000	—	55,230,000	—	(3,189,858)

The vessels Gas Defiance, Gas Shuriken, Gas Haralambos and Eco Lucidity were classified as held for sale as of December 31, 2018 and were recognized at their fair value of $55,230,000 less costs to sell. Costs to sell amounted to nil.

During 2018, the Company recognized for eleven of its vessels an aggregate impairment charge of $11,351,821. Seven of the Company’s vessels were written down to their fair value as determined by the Company based on their transaction price, as the sale price was agreed with unaffiliated third parties. Remaining four vessels were written down to their estimated fair value as their carrying amount exceeded their fair value which was determined based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels.

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

On February 26, 2015, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $20,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2015, the Company completed the repurchase of 2,372,097 shares paying an average price per share of $5.46. For the year ended December 31, 2016, the Company completed the repurchase of an additional 657,113 shares paying an average price per share of $3.10. These shares are held as treasury stock by the Company. For the years ended December 31, 2017 and 2018, the Company has not made any repurchase of its common shares.

14. Equity Compensation Plan

In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2018, a total of 555,479 restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and 264,621 awards have been granted under the Plan.

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

On August 23, 2018, the Company granted 264,621 of non-vested restricted shares under the Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $3.59 which is equal to the market value of the Company’s common stock on that day. The restricted shares vest over one year from the grant date.

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2016, 2017 and 2018. The Company accounts for forfeitures as they occur.

Management has selected the accelerated method allowed by the guidance with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2016, 2017 and 2018 amounted to $340,377, $129,245 and $338,356, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2018, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2018	—	—
Granted	264,621	3.59

Non-vested, December 31, 2018	264,621	3.59

The total fair value of shares vested during the years ended December 31, 2016, 2017 and 2018 was $210,525, $220,907 and nil, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost amounting to $611,644 as of December 31, 2018, is expected to be recognized over the remaining period of 0.64 years, according to the contractual terms of those non-vested share awards.

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2016	2017	2018
Numerator
Net loss	(7,798,300)	(1,218,237)	(12,276,520)
Less: Undistributed earnings allocated to non-vested shares	—	—	—

Net loss attributable to common shareholders, basic	(7,798,300)	(1,218,237)	(12,276,520)

Denominator

Weighted average number of shares outstanding, basic and diluted	39,824,038	39,809,364	39,860,563

Loss per share, basic and diluted	(0.20)	(0.03)	(0.31)

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculations.

The Company excluded the dilutive effect of 264,621 (2017: nil, 2016:57,678) non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2018, as they were anti-dilutive.

16. Revenues

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2016	2017	2018
Time charter revenues	81,621,851	96,339,915	104,099,818
Time charter revenues—related party	7,592,784	1,973,643	—
Bareboat revenues	29,422,512	27,647,268	24,646,311
Voyage charter revenues	23,210,618	26,924,708	34,266,082
Other income	2,284,418	1,426,387	1,317,991

Total	144,132,183	154,311,921	164,330,202

17. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2016	2017	2018
Port expenses	3,306,157	2,546,926	2,841,661
Bunkers	6,117,326	6,668,126	11,641,615
Commissions	4,259,812	4,584,612	4,796,483
Other voyage expenses	1,706, 970	1,916,873	1,407,416

Total	15,390,265	15,716,537	20,687,175

	Year ended December 31,
Vessels’ Operating Expenses	2016	2017	2018
Crew wages and related costs	36,821,527	37,345,800	36,628,082
Insurance	2,421,948	2,016,647	2,068,485
Repairs and maintenance	5,724,148	6,424,557	7,359,816
Spares and consumable stores	8,514,293	8,508,276	8,907,211
Miscellaneous expenses	5,340,920	5,124,154	5,471,184

Total	58,822,836	59,419,434	60,434,778

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

19. Commitments and Contingencies

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of December 31, 2018, amount to $91,040,878 during 2019, $22,782,759 during 2020, $10,970,170 during 2021, and $3,519,740 during 2022.

•

In March and December 2018, the Company chartered in the vessels Astrid and Kazak. The Company entered into time charter agreements to lease the vessels for a period of twelve months. Lease payments relating to the time charters of the vessels Astrid and Kazak, amounted to $2,906,617 for the year ended December 31, 2018 and are included in Charter hire expenses in the consolidated statements of operations. Future lease payments as of December 31, 2018, until the expiry of the charter back agreements, amount to $4,703,679 during 2019.

20. Sale and Leaseback of Vessels

In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. On December 16, 2016, the bareboat charter agreement for Gas Cathar was amended resulting in the extension of the charter period to five years and three months from the delivery date and to the reduction of monthly charter hire. For the years ended December 31, 2016, 2017 and 2018, the amortization amounted to $195,574, $195,040 and $190,087, respectively, and is included in Charter hire expenses in the consolidated statements of operations. Lease payments relating to the bareboat charters of the vessels amounted to $4,249,961, $3,719,810 and $3,434,250 for the years ended December 31, 2016, 2017 and 2018 and are included in Charter hire expenses in the consolidated statements of operations. Future lease payments as of December 31, 2018, until the expiry of the charter back agreements, amount to $1,560,000 during 2019 and $390,000 during 2020.

21. Subsequent Events

(a)	On March 27, 2019, the Company voluntary repaid the outstanding balance of the term loan with dated April 16, 2014, amounting to $15,780,000.