Form 20-F
period 2019-12-31
StealthGas Inc.
filed 2020-04-30
CIK 1328919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	GASS	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was: 39,584,274 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the		Other ☐
	International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has filed a report on and attestion to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:    ☒  Yes    ☐  No

FORWARD-LOOKING INFORMATION

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

•

global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of LPG, oil and oil products, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangements;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. We use the term “small” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity and the term “medium range gas carriers” or “MGCs” to describe LPG carriers of between 34,000 and 39,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of April 1, 2020, unless otherwise indicated. As of April 1, 2020, our operating fleet was composed of 45 LPG carriers with a total capacity of 420,527 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, as well as one 11,000 LPG carrier newbuilding with expected delivery in the first quarter of 2021. Our fleet on the water, of 45 LPG carriers includes five vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with an unaffiliated financial investor, and three vessels in which we own a 51 % equity interest pursuant to a joint venture agreement with an unaffiliated third party (we refer to these eight vessels, collectively, as the “JV Vessels”). We do not consolidate the results of operations of these joint ventures and account for our equity interest in these joint ventures under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data shown in U.S. dollars, other than share and fleet data. For the effects of the adoption of the new leasing standard (ASC 842), please refer to Note 2 to our consolidated financial statements. The table should be read together with “Item 5. Operating and Financial Review and Prospects.”

Our audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years ended December 31, 2017, 2018 and 2019 and the audited consolidated balance sheets as of December 31, 2018 and 2019, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended

December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements”.

	Year Ended December 31,
	2015	2016	2017	2018	2019
INCOME STATEMENT DATA
Revenues	$131,501,881	$136,539,399	$152,338,278	$164,330,202	$144,259,312
Revenues—related party	9,814,000	7,592,784	1,973,643	—	—
Total Revenues	$141,315,881	$144,132,183	$154,311,921	$164,330,202	$144,259,312
Operating expenses:
Voyage expenses	15,849,855	13,618,025	13,804,032	18,649,258	15,201,978
Voyage expenses—related party	1,725,683	1,772,240	1,912,505	2,037,917	1,788,543
Vessels’ operating expenses	46,477,583	55,680,993	58,618,526	59,920,278	48,619,594
Vessels’ operating expenses-related party	4,177,042	3,141,843	800,908	514,500	966,500
Charter hire expenses	4,124,960	4,054,387	3,524,770	6,150,780	6,268,988
Dry-docking costs	1,774,905	3,613,230	3,529,047	3,617,577	1,094,306
Management fees-related party	6,452,145	7,346,180	7,205,490	7,027,195	5,730,910
General and administrative expenses	3,655,316	3,110,409	2,898,958	3,046,962	3,706,320
Depreciation	35,857,507	39,096,589	38,921,672	41,258,142	37,693,733
Impairment loss	8,238,987	5,735,086	6,461,273	11,351,821	993,916
Other operating costs/(income)	—	—	1,058,863	(549,804)	—
Net (gain)/loss on sale of vessels	(33,251)	(118,427)	77,314	763,925	485,516
Total expenses	128,300,732	137,050,555	138,813,358	153,788,551	122,550,304
Income from operations	13,015,149	7,081,628	15,498,563	10,541,651	21,709,008
Interest and finance costs	(10,385,261)	(14,268,148)	(16,661,464)	(23,286,547)	(20,978,065)
Gain on deconsolidation of subsidiaries	—	—	—	—	145,000
Loss on derivatives	(370,584)	(767,196)	(403,943)	(11,982)	(107,550)
Interest income and other income	173,083	454,472	322,868	587,477	846,271
Foreign exchange gain/(loss)	134,291	(299,056)	25,739	(107,119)	(8,235)
Other expenses, net	(10,448,471)	(14,879,928)	(16,716,800)	(22,818,171)	(20,102,579)
Equity gain in joint ventures	—	—	—	—	486,695
Net income/(loss)	2,566,678	(7,798,300)	(1,218,237)	(12,276,520)	2,093,124
Earnings/(loss) per share, basic	$0.06	$(0.20)	$(0.03)	$(0.31)	$0.05
Earnings/(loss) per share, diluted	$0.06	$(0.20)	$(0.03)	$(0.31)	$0.05
Weighted (basic and diluted) average number of shares outstanding	41,315,127	39,824,038	39,809,364	39,860,563	39,800,434
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2015	2016	2017	2018	2019
BALANCE SHEET DATA
Current assets, including cash	$123,372,369	$76,478,045	$62,838,725	$138,866,439	$77,932,439
Total assets	1,037,874,170	1,001,942,344	996,226,191	1,036,722,488	954,188,931
Current liabilities	103,714,126	81,366,606	78,748,931	103,490,335	67,136,139
Derivative liability	978,853	364,823	126,525	465,389	2,655,817
Total long-term debt, including current portion	422,162,554	397,885,589	384,908,448	443,317,446	365,983,458
Net assets	583,051,160	573,975,304	573,478,772	561,252,511	559,186,640
Capital stock	442,850	442,850	442,850	445,496	445,496
Number of shares of common stock outstanding	40,517,676	39,860,563	39,860,563	39,860,563	39,584,274

	Year ended December 31,
	2015	2016	2017	2018	2019
OTHER FINANCIAL DATA
Net cash provided by operating activities	$48,054,596	$36,154,088	$52,354,053	$37,809,225	$30,818,599
Net cash (used in)/provided by investing activities(13)	(151,799,747)	(54,074,771)	(48,913,177)	(78,552,902)	33,487,288
Net cash provided by/(used in) financing activities	87,899,271	(27,213,272)	(14,069,329)	57,271,476	(61,616,546)

FLEET DATA
Average number of vessels(1)	48.8	53.4	52.6	50.8	42.6
Total voyage days for fleet(2)	18,446	19,999	19,717	19,363	16,230
Total time and bareboat charter days for fleet(3)	14,516	15,831	16,772	15,696	13,541
Total spot market days for fleet(4)	3,930	4,168	2,945	3,667	2,689
Total calendar days for fleet(5)	18,541	20,275	19,917	19,544	16,328
Fleet utilization(6)	99.5%	98.6%	99.0%	99.1%	99.4%
Fleet operational utilization(7)	92.5%	91.1%	96.2%	95.5%	97.5%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$6,708	$6,437	$7,029	$7,418	$7,842
Vessel operating expenses(9)	2,732	2,901	2,983	3,092	3,037
General and administrative expenses(10)	197	153	146	156	227
Management fees(11)	348	362	362	360	351

Total daily operating expenses(12)	2,929	3,054	3,129	3,248	$3,264

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

	Year ended December 31,
	2015	2016	2017	2018	2019
Voyage revenues	$141,315,881	$144,132,183	$154,311,921	$164,330,202	$144,259,312
Voyage expenses	(17,575,538)	(15,390,265)	(15,716,537)	(20,687,175)	(16,990,521)

Charter equivalent revenues	$123,740,343	$128,741,918	$138,595,384	$143,643,027	$127,268,791
Total voyage days for fleet	18,446	19,999	19,717	19,363	16,230

Adjusted average charter rate	$6,708	$6,437	$7,029	$7,418	$7,842

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

(14)

As of January 1, 2018, the Company adopted Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASC 606”) utilizing the modified retrospective method of transition. The Company recorded an adjustment of approximately $0.3 million to decrease its opening retained earnings on its consolidated balance sheet on January 1, 2018.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. Charter rates for small LPG carriers generally improved from the second half of 2017 through 2019, however, the recent outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, including the recent dramatic decline in the price of oil, have and could continue to negatively affect small and medium range LPG carrier charter rates. If charter rates do not improve or further decline significantly, as they did beginning in late 2014 to the first half of 2017 largely as a result of low oil prices, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2020, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2020, of our 45 operating LPG carriers, including eight JV Vessels, five were deployed in the spot market while another 21 were scheduled to complete their existing time or bareboat charters during 2020. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers is expected to be limited in the period 2020-2021. Oil prices may remain relatively low and economic growth may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	the price of oil;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments;

•	weather; and

•	pandemics, such as the outbreak and spread of COVID-19 in 2020;

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.

Various economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 outbreak, could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. The recovery of the global economy from the severe decline in prior years remains subject to downside risks. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. In addition, although to date, the continuing adverse economic conditions in Greece have not had an adverse effect on our managers’ operations, the slow recovery of, and any renewed deterioration in, the Greek economy may result in the imposition of new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the EU, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of these commodities. The tariffs imposed, and threatened, by the U.S. and China have led to concerns regarding a potentially protracted trade war that may continue to negatively affect LPG shipping markets in Asia, which were weak throughout most of 2019. The global response to the emergence of a pandemic crisis such as the recent COVID-19 outbreak, particularly if it persists, and the economic impact thereof could also have a material adverse effect on our financial performance, particularly for our vessels in the spot market or with charters expiring in 2020.

The recent outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, including the recent dramatic decline in the price of oil, could negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.

The outbreak of the COVID-19 virus in late 2019 has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a significant amount of our operations, and have gradually expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The recent COVID-19 pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LPG, and funds flows and sentiment in the global financial markets. The global response to the outbreak, particularly if it persists, and the economic impact thereof, could also have a material adverse effect on our ability to secure charters at profitable rates, or at all, particularly for our vessels in the spot market or with charters expiring in 2020, as demand for additional charters could be severely affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our business and the LPG shipping industry as a whole is likely to be impacted not only from a reduced demand for LPG shipping services, but also from a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports and delays of vessels as a result of port checks due to cases, or suspected cases, of the COVID-19 amongst crew, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades, including the installation of ballast water treatment equipment. In addition, the impact of COVID-19 on credit markets and financial institutions could result in increased interest rate spreads and other costs and difficulty in obtaining, bank financing, including to refinance balloon payments due upon maturity of existing credit facilities and to finance the purchase price of additional vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

The recent dramatic decline in the price of oil, in part due to the COVID-19 outbreak and changes in production by Saudi Arabia and other oil producing countries, could make LPG a less attractive alternative for some uses and generally lead to reduced production of oil and gas, of which LPG is a byproduct. Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Failure of the continued spread of the virus to be controlled could significantly impact economic activity, and demand for LPG and LPG shipping, which could further negatively affect our business, financial condition, results of operations and cashflows.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014. Although the global economy subsequently recovered, economic conditions and oil prices have again declined significantly with the advent of the COVID-19 pandemic in late 2019. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. The recent severe declines in the price of oil and natural gas could exacerbate these dynamics. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG, resulting in lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.

The product carrier and crude oil tanker shipping sectors are cyclical, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Two of our three product carriers are currently operating on time charters scheduled to expire in May 2020 and June 2020, respectively, while our remaining product carrier is operating under a bareboat charter scheduled to expire in September 2020. As of April 1, 2020, our crude oil tanker was operating in the spot market. If prevailing market conditions in these sectors, which are currently extremely volatile as a result of the COVID-19 outbreak in conjunction with the current market oversupply of oil, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.

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

The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Small LPG carrier and tanker values are currently at relatively low levels despite some improvement in 2019 and early 2020, prior to the onset of the COVID-19 pandemic throughout the world, and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

In 2019, we recognized an impairment loss of $1.0 million relating to two of our oldest vessels. We also recognized impairment losses in 2018, 2017 and 2016 of $11.4 million, $6.5 million and $5.7 million, respectively. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations, including the January 1, 2020 entry into force of the MARPOL Annex VI sulfur emission requirements instituting a global

0.5% (lowered from 3.5%) sulfur cap on marine fuels used by vessels not equipped with scrubbers and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet maintenance and inspection requirements, to develop contingency plans for potential spills, and to obtain insurance coverage. Environmental laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of the ship and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, may result in a denial of access to, or detention in, certain ports or may result in a breach of our bank covenants. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. Nonetheless, there is the possibility that such certifications may not be renewed.

We currently maintain, for each of our vessels, pollution liability insurance coverage in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceed our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.

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

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol,” or any amendments or successor agreements, including the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered, and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping and Bureau Veritas.

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

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, which may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, including recent attacks involving vessels and vessel seizures in the Strait of Hormuz and off the coast of Gibraltar, the recent attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and the presence of U.S. or other armed forces in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s past threat to close the Strait of Hormuz, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia, may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

None of our vessels called in any ports in Cuba, North Korea, Syria or Iran in 2014, 2015 or 2019. In 2016, two of our vessels made a total of two port calls to Iran, representing less than 0.1% of the 2,412 total port calls made by all the vessels owned by us in 2016 and in 2017 six of our vessels made a total of 82 port calls to Iran which represents 2.67% of the 3,074 port calls made by all of our operating fleet within the stated year. In 2018, 4 of our vessels made a total of 12 port calls to Iran, all prior to November 5, 2018, representing 0.5% of the 2,653 port calls made by all of the vessels in our operating fleet in 2018. We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

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

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector, or in the case of our product carriers the refined petroleum product carrier sector and in the case of our crude oil tanker the crude oil tanker sector, of the shipping industry and the overall financial condition of the counterparties, all of which may be negatively impacted by the COVID-19 pandemic and related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

As of April 1, 2020, of our 49 vessels in the water, including eight JV Vessels 43 were under period charters (bareboat charters and time charters), while 6 were deployed in the spot market. As of April 1, 2020, 63% of our anticipated fleet days were covered by period charter contracts for the remainder of 2020 and 24% for 2021, with period charters for 24 of our vessels scheduled to expire in 2020 and 10 of our period charters scheduled to expire in 2021.

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

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2019 we had three customers from which we derived more than 10% of our revenues, while in 2017 and 2018 we had no such customers. For the year ended December 31, 2019, our three largest customers accounted for 32.1% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

They also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2019, we were in compliance with the covenants in our loan agreements.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected product carrier and Aframax tanker values, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014, with some improvement alongside increasing oil prices in the second half of 2017 through 2019, which could again decline with the recent dramatic decline in the price of oil relating to increases in oil production by various countries and the COVID-19 pandemic. A continuation or worsening of these conditions would lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements as we did in each of our last five fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

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

Global economic conditions and disruptions in world financial markets, including renewed disruptions as a consequence of the current COVID-19 pandemic, and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in March and April 2020 as a result of the COVID-19 pandemic. While the global economy had improved in recent years, the recent outbreak of COVID-19 has dramatically disrupted the global economy and is expected to cause a recession, the duration of which is unpredictable. This may also prolong tight credit markets and potentially cause such conditions to become more severe. These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing, all of which could be exacerbated by the COVID-19 pandemic. As a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all, which may also be further negatively impacted by the COVID-19 pandemic. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, the availability and cost of bank financing for such vessels may be adversely affected.

A significant increase in our debt levels may adversely affect us and our cash flows.

As of December 31, 2019 we had outstanding indebtedness, net of deferred arrangement fees, of $366.0 million. We would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have started to increase in the last few years from historically low levels, may increase the cost of servicing our indebtedness with similar results.

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

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has increased in the last few years after a period of stability at low levels, and was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, LIBOR, which was at low levels for an extended period of time, increased in 2017 and 2018 before declining in 2019, and may again increase from these levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. As of December 31, 2019, we had approximately 30.4% of our loan exposure under interest rate swap arrangements. Even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, or “SOFR”, has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. Dollar LIBOR. It is not possible to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements, which generally have alternative calculation provisions, however, if implicated, these could also create additional risks and uncertainties. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected which may adversely affect our results of operations.

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

As of April 1, 2020, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 49 operating vessels in our fleet, including our 8 JV vessels and technical manager for 33 of the 38 operating vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of 5 of the remaining vessels in our fleet not deployed on bareboat charters, two vessels to Brave Maritime, which is affiliated with Stealth Maritime, and three to an unaffiliated third party.

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

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the two charters we entered into in April 2012 and the agreements for the acquisition of four newbuilding LPG carriers in September 2012. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

We have significantly expanded our fleet since our initial public offering in October 2005, and as a consequence of this, Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels now managed by Stealth Maritime. In addition, as we have expanded our fleet, we have had to rely on our technical managers to recruit suitable additional seafarers and ashore administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels, in particular our LPG carriers, require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively, or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

As of April 1, 2020, we had an agreement to acquire one 11,000 cbm newbuilding LPG carrier with expected delivery to us in the first quarter of 2021. Delays in the delivery of this vessel or any additional newbuilding or secondhand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as COVID-19 or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

Since our initial public offering through to December 31, 2019 we have sold 38 LPG carriers, including 4 LPG carriers of which 49.9% equity interest was sold to a JV arrangement. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to four LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels which are due to end in 2022. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for four LPG carriers in our fleet give the charterer the right to purchase the respective vessels at the end of the current charter term in 2021 and 2022 and 2029. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carrier values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

In addition, the operation of our two JV agreements present certain operational risks. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired pursuant to the same JV arrangement a 50.1% equity interest in a 38,000 cbm LPG carrier in the second quarter of 2019. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020. These acquisitions and vessel operations under a JV structure may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreements. For example, the joint venture agreements require that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the applicable JV investor. Accordingly, if the respective JV investors were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2020, the average age of the vessels in our fleet, including the JV vessels, was approximately 9.4 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 19.8% of our outstanding common stock as of April 1, 2020 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our Chief Executive Officer, who beneficially owned approximately 19.8% of our outstanding shares of common stock as of April 1, 2020, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2019. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2019. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2019 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2019, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2020 or any future taxable year.

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2019, we acquired an additional 66 LPG carriers, three product carriers and one Aframax crude oil tanker and we concluded with the sale of 38 LPG carriers, including 4 LPG carriers of which a 49.9% equity interest was sold to the JV arrangement. As of December 31, 2019, we had a fleet of 43 LPG carriers, including one charter-in LPG carrier and five JV vessels, three product carriers, and one Aframax crude oil tanker, and had contracted to acquire one LPG carrier newbuilding under construction with expected delivery in the first quarter of 2021. In the first quarter of 2020, we completed the acquisition of three 2010-built, 35,000 cbm LPG carriers pursuant to a joint venture arrangement, in which we have a 51% equity interest. As of April 1, 2020, our fleet is composed of 45 LPG carriers, including eight JV vessels which aggregate 165,121 cbm, with a total capacity of approximately 420,527 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. We also have an agreement to acquire one 11,000 LPG carrier newbuilding with expected delivery in the first quarter of 2021.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2020, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2020, our fleet consisted of 45 LPG carriers, including eight JV vessels, with an average age of 9.2 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have an agreement to acquire one 11,000 LPG carrier newbuilding with expected delivery in the first quarter of 2021.

The table below describes our fleet and its deployment as of April 1, 2020.

Owned LPG Carriers (37 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	September 2020
Eco Ice	2018	22,358	semi-refrigerated	Time Charter	February 2022
Eco Freeze	2018	22,353	semi-refrigerated	Time Charter	July 2020
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	February 2022
Eco Nical	2016	7,541	fully-pressurized	Time Charter	June 2020
Gas Husky	2012	7,516	fully-pressurized	Bareboat Charter	July 2020
Gas Esco	2012	7,514	fully-pressurized	Bareboat Charter	June 2020
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	May 2020
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	December 2020
Eco Chios(4)	2014	7,211	fully-pressurized	Bareboat Charter	May 2022
Eco Stream(4)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	March 2021
Gas Prodigy	2003	5,031	fully-pressurized	Time Charter	March 2021
Eco Enigma	2015	5,025	fully-pressurized	Time Charter	July 2020
Eco Universe	2015	5,025	fully-pressurized	Time Charter	February 2021
Eco Czar(6)	2015	5,020	fully-pressurized	Time Charter	January 2021
Eco Nemesis	2015	5,019	fully-pressurized	Time Charter	March 2021
Gas Monarch	1997	5,018	fully-pressurized	Spot	—
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	July 2020
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	May 2020
Gas Myth(6)	2011	5,018	fully-pressurized	Time Charter	January 2021
Gas Inspiration	2006	5,018	fully-pressurized	Time Charter	August 2020
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	November 2020
Eco Green(6)	2015	4,991	fully-pressurized	Time Charter	October 2020
Eco Dream(6)	2015	4,989	fully-pressurized	Time Charter	September 2020
Gas Spirit	2001	4,112	fully-pressurized	Time Charter	November 2020
Gas Nemesis II(ex. Gas Zael)(6)	2001	4,111	fully-pressurized	Spot	—
Eco Loyalty(7)(5)	2015	3,529	fully-pressurized	Bareboat Charter	June 2022
Eco Elysium(7)(5)	2014	3,526	fully-pressurized	Bareboat Charter	August 2021
Eco Royalty(7)(5)	2015	3,525	fully-pressurized	Bareboat Charter	April 2022
Eco Corsair(7)	2014	3,524	fully-pressurized	Bareboat Charter	December 2029
Gas Imperiale	2008	3,515	fully-pressurized	Spot	—
Gas Astrid(4)	2009	3,514	fully-pressurized	Bareboat Charter	March 2022
Gas Exelero(4)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Time Charter	August 2021
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	January 2021
Gas Pasha	1995	3,310	fully-pressurized	Time Charter	June 2020
		255,406 cbm

JV LPG Vessels (8 vessels)

Eco Nebula(2)	2007	38,898	fully-refrigerated	Time Charter	September 2020
Gaschem Bremen(3)	2010	35,232	fully-refrigerated	Time Charter	July 2020
Gaschem Stade(3)	2010	35,214	fully-refrigerated	Time Charter	August 2020
Gaschem Hamburg(3)	2010	35,204	fully-refrigerated	Time Charter	April 2021
Gas Haralambos(2)	2007	7,020	fully-pressurized	Spot	—
Gas Defiance(2)	2008	5,018	fully-pressurized	Time Charter	May 2020
Gas Shuriken(2)	2008	5,018	fully-pressurized	Time Charter	December 2020
Eco Lucidity(2)	2015	3,517	fully-pressurized	Spot	—
		165,121 cbm

Contracted Newbuilding LPG Carriers (1 Vessel)

Name		Vessel Size (cbm)	Vessel Type	Scheduled Delivery
To be named		11,000	fully-pressurized	Q1 2021
Total LPG Carrier Fleet:	46 vessels	431,527 cbm

(1)	Earliest date charters could expire.
(2)	JV vessel owned by a joint venture established in 2019 in which we own a 50.1% equity interest.
(3)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(4)

Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time by an agreed annual amount or pro-rated from the agreed value of the vessel at the time of entering into the charter in the first quarter of 2014.

(5)	Charterer has option to extend charter for an additional three-year period.
(6)	Charterer has option to extend charter for an additional year.
(7)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter at the price agreed at the time of entering into the agreement.

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Magic Wand (ex. Navig8 Fidelity)	2008	47,000	MR product carrier	Time Charter	May 2020
Clean Thrasher	2008	47,000	MR product carrier	Time Charter	June 2020
Falcon Maryam (ex.Stealth Bahla)	2009	46,000	MR product carrier	Bareboat Charter	September 2020
Stealth Berana (ex. Spike)	2010	115,804	Aframax oil tanker	Spot	—
		255,804 dwt

(1)	Earliest date charters could expire.

In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula with this same investor, in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. In the first quarter of 2020, we acquired three 2010-built Medium Gas Carriers, the Gaschem Bremen, the Gaschem Stade and the Gaschem Hamburg, of an aggregate capacity of 105,650 cbm pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest. These joint venture vessels are managed by us and our manager, Stealth Maritime, other than the technical management of the three medium range gas carriers acquired in 2020 which will be technically managed by a third party manager through the end of their current charters, at which time technical management is expected to be assumed by Stealth Maritime.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest, and Jebsens Maritime Inc. – previously Selandia Crew Management Philippines Inc, all based in Manila, and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. As of April 1, 2020, the technical management of two of our ships was subcontracted by Stealth Maritime to Brave Maritime. These crew and technical managers are supervised by Stealth Maritime. These crew and technical managers are supervised by Stealth Maritime. In addition, the three medium range gas carrier JV vessels acquired in the first quarter of 2020 will be technically managed by third party manager through the end of their current charters, at which time technical management is expected to be assumed by Stealth Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2021.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2019, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., and Jebsens Maritime Inc.—previously Selandia Crew Management Philippines Inc., which are both based in Manila, were responsible for providing the crewing of our LPG fleet, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2020 and including our eight JV vessels, we had 6 vessels operating in the spot market, 21 vessels on time charters expiring in 2020, 11 on time charters expiring from 2021 to 2022 and 11 on bareboat charters expiring from 2020 to 2029. In terms of charter coverage as of April 1, 2020, we had 63% of the available calendar days fixed under period charters for 2020, and 24% for 2021.

While a significant part our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe, Africa and Latin America. According to industry reports, the United States is currently expected to continue to increase its exports of LPG products. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2019, we had three customers accountable for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

Environmental Regulations—International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the MARPOL, which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on SOx and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI.

In October 2008, the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. We may incur costs to comply with the amended Annex VI requirements. We currently have no committed capital expenditure obligations for the installation of scrubbers.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

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

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States,

with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

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

Our LPG vessels and product carriers may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.

The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal IOPP survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has been issued or will be issued a ballast water management plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

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

The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (“IBC Code”) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014, and additional requirements regarding stability, tank purging, venting and inerting requirements entered into force in January 2016. We may need to make certain expenditures to comply with these amendments.

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

The current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,300 per gross ton or $19,943,400, subject to periodic adjustment for inflation. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

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

Environmental Regulations—Other Environmental Initiatives

The EU has adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next drydocking date. As of the date of this report, the United States Coast Guard has approved twenty-five Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the United States Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98) - Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships by January 1, 2021.

Vessel Recycling Regulations

The EU has adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation will take effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of Shipping, RINA SpA, and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be met concurrently with the special survey.

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

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which covers our third party liabilities in connection with our shipping activities. It is provided by non-profit-making protection and indemnity commonly known as P&I Associations or “clubs.” This insurance provides cover towards third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$8 billion.

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

As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its financial year results that they are determined by 3 main parameters, i.e their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2020, our LPG carrier fleet, including our eight JV vessels, had an average age of 9.2 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2020, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

C. Organizational Structure

As of April 1, 2020, other than the entities owning the JV Vessels as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet, see “Item 4. Information on the Company—Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2019, we operated a fleet of 43 LPG carriers, including one LPG carrier we charter-in and five JV vessels, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil, and had contracted to acquire one LPG carrier newbuilding under construction with expected delivery in the first quarter of 2021. In the first quarter of 2020, we completed the acquisition of three 2010-built, 35,000 cbm LPG carriers pursuant to a joint venture arrangement, in which we have a 51% equity interest. Accordingly, as of April 1, 2020, our fleet is composed of 45 LPG carriers including eight JV vessels which aggregate 165,121 cbm with a total capacity of approximately 420,527 cubic meters

(cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. For the years ended December 31, 2017, 2018 and 2019, we owned an average of 52.6, 50.8 and 42.6 vessels, respectively, generating revenues of $154.3 million, $164.3 million and $144.3 million, respectively.

In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor. We and our manager, Stealth Maritime, will continue to manage these vessels. These four vessels were classified as held for sale as of December 31, 2018, and following the closing date of these sales, the entities owning these vessels, including associated debt totaling $30.1 million, are no longer fully consolidated in our balance sheet as we and the investor have joint control over the vessels. In the third quarter of 2019 we acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula, with this same investor, in which we have a 50.1% equity interest. In the first quarter of 2020, a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest, acquired three 2010-built Medium Gas Carriers, the Gaschem Hamburg, the Gaschem Stade and the Gaschem Bremen, of an aggregate capacity of 105,650 cbm. Our equity interest percentages in the entities owning these eight vessels, which we refer to as the JV Vessels, are accounted for under the equity method.

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

As of April 1, 2020 and excluding our JV vessels 10 of our LPG carriers, and one of our medium range product carriers were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet excluding our JV vessels, as of April 1, 2020, 4 were employed in the spot market, with the remaining vessels deployed on time and charters. As of April 1, 2020 and excluding our JV vessels, 66% of our anticipated fleet days for were covered by period charter contracts for the remainder of 2020 and 28% for 2021. The corresponding forward coverage as of April 1, 2019 was 68% for the remainder of 2019 and 28% for 2020. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs,

drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In the first quarter of 2019, we agreed to sell a 49.9% equity interest in the entities owning four of our LPG carriers. We may also elect to sell additional vessels in our fleet from time to time, generally older and smaller vessels, such as the one LPG carrier we agreed to sell in 2019 (excluding four of our vessels in which we sold a minority interest in our joint venture arrangement) and seven LPG carriers we agreed to sell in 2018. Four of our LPG carriers are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels, which expire in 2022. In addition four of our vessels are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2021 and 2022 and 2029. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

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

•

Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and until the beginning of 2020, when the broader shipping market was globally affected by the outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, including the recent sharp decline in the price of oil, have and could continue to negatively affect small and medium range LPG carrier charter rates.

As of April 1, 2020 and including our JV vessels, we had 6 vessels trading in the spot market and 21 LPG carriers with charters expiring in 2020. Charter rates currently face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG, particularly resulting from the COVID-19 outbreak and lower oil prices, as well as reduced supply in the event of lower oil and natural gas production. With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, two of our product carriers are employed on fixed-rate time charters expiring in May 2020 and June 2020, respectively, and one product carrier is deployed on fixed rate bareboat charter expiring in September 2020, while the Aframax tanker is operating in the spot market. We have had less exposure to fluctuations in charter rates for these vessels as we have historically employed them on multi-year charters; however, the charters for three of these vessels expire this year and one of these vessels is operating in the spot market, which exposes us to prevailing charter rates in the product and crude tanker sectors when these vessels’ existing charters expire. Currently tanker charter market rates are relatively strong, mainly due to reserve restocking and storage activity driven by very low oil prices which have been impacted by COVID-19 and increased production by Saudi Arabia and other oil producing countries prior to recent cuts; however, charter rates are subject to downside risks including the possibility of a prolonged downturn in global economic activity due to the COVID-19 outbreak which has reduced demand for oil and could reduce demand for the seaborne transportation of oil and oil products.

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2016 and 2017, however, the fourth quarter of 2018 did not exhibit this strength mainly due to a weakness in the Asian LPG market. We have had limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term or medium term fixed rate charters; however, the charters for three of these vessels expire this year and one of these vessels is operating in the spot market, which may expose us to seasonal changes in the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, to the extent we charter our tankers on shorter term charters.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated, can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has caused and will likely to continue to cause substantial disruptions in the global economy and trade, including reducing demand for energy, with many countries, ports and organizations, including those where we conduct a large part of our operations, having implemented measures to combat the outbreak, such as quarantines and travel restrictions. These conditions, particularly if they persist for prolonged period, could negatively affect our ability to secure charters at profitable rates, in a timely fashion without offhire time or at all, particularly for our vessels in the spot market or with charters expiring in 2020, as demand for additional charters could be severely affected. Our business, and the LPG shipping industry as a whole, is also likely to be impacted by delays in crew changes as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. The extent to which COVID-19 will impact our results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the virus and the actions to contain or treat its impact.

Joint Ventures

As of April 1, 2020, eight of the vessels in our fleet were owned through two separate joint venture arrangements. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired with the same JV arrangement a 38,000 cbm LPG carrier in the second quarter of 2019 in which we also have a 50.1% equity interest. See “Note 7 Investments in Joint Ventures” in our audited consolidated financial statements include elsewhere in this report, for additional information regarding this joint venture. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020. We account for our equity interest in these joint ventures under the equity method of accounting.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 and then following a rise, decreased again in the beginning of 2020, accounted for 48.0% of total voyage expenses for the year ended December 31, 2019, 56.3% of total voyage expenses for the year ended December 31, 2018, and 42.4% of total voyage expenses for the year ended December 31, 2017. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2019, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 9.2%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2020, we had 4 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2019 was 7 and as of April 1, 2018 was 10.

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

Management Fees

During each of the years ended December 31, 2017, 2018 and 2019, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Chief Technical Officer and Internal Auditor. During the year ended December 31, 2019, such compensation was in the aggregate amount of $1.1 million plus $0.6 million of stock-based compensation expense relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in August 2018 that vested in August 2019.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2019 and 2018, we dry docked 2 small LPG vessels and completed the docking survey of another small LPG vessel at a total cost of $1.1 million and 7 vessels at a total cost of $3.6 million, respectively. We expect that during 2020 our dry docking costs will be higher than in 2019, as 10 vessels are scheduled to be dry docked in 2020.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31 2019, 2018 and 2017, we recognized an impairment loss of $1.0 million on two of our oldest vessels, $11.4 million on eleven of our vessels and $6.5 million on seven of our oldest vessels, respectively.

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

In 2019, we sold and delivered to their new owners three of our small LPG vessels, the Gas Sincerity, the Gas Texiana and the Gas Ethereal, all for further trading. In addition, in 2019, we sold 49.9% equity stake of four of our small LPG vessels, the Gas Defiance, the Gas Shuriken, the Gas Haralambos and the Eco Lucidity to our joint venture arrangement. From these sales, we recognized an aggregate net loss of $0.5 million. In 2018, we sold and delivered to their new owners the Gas Enchanted, the Gas Evoluzione, the Gas Legacy, the Gas Sikousis, and the Gas Marathon, all for further trading; we recognized an aggregate loss of $0.8 million on the sale of these vessels. Another two of our vessels, the Gas Sincerity and the Gas Texiana, which were agreed to be sold in 2018, were delivered to their new owners in the first quarter of 2019. In 2017, we sold the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor, for further trading, for which we recognized an aggregate loss of $0.1 million.

During the year ended December 31, 2014, we sold two vessels, the Gas Cathar and the Gas Premiership, that were leased back by our Company on a bareboat hire basis. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with US GAAP ASC 840-40, the net gain on sale of vessels of $0.8 million must be amortized throughout the lease period of the vessels. The lease for the Gas Cathar expired in the first quarter of 2020 while the lease for the Gas Premiership expired in the fourth quarter of 2018.

Loss on Derivatives

Six of our nine interest rate swaps, as of December 31, 2019, are accounted for as cash flow hedges and the changes in their fair values are recorded in “Accumulated other comprehensive income”. The remaining three interest rate swaps, as of December 31, 2019, do not qualify for hedge accounting and the changes in their fair values are recorded in earnings under “Loss on Derivatives”. All changes in the fair value of our cash flow interest rate swaps and foreign currency exchange agreements that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” To the extent we have interest rate swaps and foreign currency exchange agreements in this category, this increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.

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

Results of Operations

Year ended December 31, 2019 compared to the year ended December 31, 2018

The average number of vessels in our fleet was 42.6 for the year ended December 31, 2019 compared to 50.8 for the year ended December 31, 2018.

REVENUES—Voyage revenues for the year ended December 31, 2019 were $144.3 million compared to $164.3 million for the year ended December 31, 2018, a decrease of $ 20.0 million, primarily due to the strategic decision to sell mostly older small LPG vessels for further trading. Total calendar days for our fleet were 16,328 for the year ended December 31, 2019 compared to 19,554 for the year ended December 31, 2018; due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2019, 4,191 or 25.7% were bareboat charter days and 9,350 or 57.3% were time charter days and 2,689 or 16.5% were spot days. This compares to 4,691 or 24.0% bareboat charter days and 11,005 or 56.3%-time charter days and 3,667 or 18.8% were spot days in 2018. Our fleet operational utilization was 97.5% and 95.5% for the years ended December 31, 2019 and December 31, 2018, respectively.

VOYAGE EXPENSES—Voyage expenses were $17.0 million for the year ended December 31, 2019 compared to $20.7 million for the year ended December 31, 2018, a decrease of $3.7 million, or 17.9%. This was primarily due to the decreased number of spot days by 26.7%. Voyage expenses consisted largely of bunker charges in the amount of $8.2 million for 2019 compared to bunker charges in the amount of $11.6 million for 2018, a decrease of $3.4 million. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $3.2 million for the year ended December 31, 2019 compared to $2.8 million for the year ended December 31, 2018, an increase of $0.4 million and commissions to third parties which were $2.7 million for the year ended December 31, 2019 and $2.8 million for the year ended December 31, 2018.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $49.6 million for the year ended December 31, 2019 compared to $60.4 million for the year ended December 31, 2018, a decrease of $10.8 million, or 17.9%. The decrease in operating expenses, was due to the net reduction of the average number of our owned fleet by 8.2 vessels. Other components of vessel operating expenses were repairs and maintenance costs which decreased from $7.4 million in the year ended December 31, 2018 to $5.7 million in the year ended December 31, 2019 mainly due to our fleet contraction.

DRY DOCKING COSTS—Dry docking costs were $1.1 million for the year ended December 31, 2019 compared to $3.6 million for the year ended December 31, 2018, a decrease of $2.5 million, or 69.4%. Drydocking costs for the year ended December 31, 2019 related to the drydocking of two small LPG vessels and the docking survey of one small LPG vessel. For the year ended December 31, 2018, seven vessels were drydocked.

MANAGEMENT FEES—Management fees were $5.7 million for the year ended December 31, 2019 compared to $7.0 million for the year ended December 31, 2018, a decrease of $1.3 million or 18.6%. The decrease was due to the lower average number of vessels in the fleet. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter and at $125 per day for vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2019 were $3.7 million compared to $3.0 million for the year ended December 31, 2018, an increase of $0.7 million or 23.3%, mainly due to higher stock based compensation charges incurred within the year. Included in the general and administrative expenses for the years ended December 31, 2019 and December 31, 2018 are $1.1 million and $1.2 million respectively paid to our manager for the services of the Company’s executive officers pursuant to our management agreement. Stock based compensation expense for vested and non-vested shares granted as equity awards, which is also part of the general and administrative expenses, increased to $0.6 million during the year ended December 31, 2019 from $0.3 million during the year ended December 31, 2018.

DEPRECIATION—Depreciation expenses for the 42.6 average number of vessels in our fleet for the year ended December 31, 2019 were $37.7 million compared to $41.3 million for the 50.8 average number of vessels in our fleet for the year ended December 31, 2018 a decrease of $3.6 million or 8.7%. This decrease in depreciation expenses was due to the net reduction of the average number of vessels in our owned fleet.

IMPAIRMENT LOSS- During the year ended December 31, 2019 the Company recognized an impairment loss of $1.0 million for two of its oldest LPG vessels. During the year ended December 31, 2018 the Company recognized an impairment loss of $11.4 million for eleven of its vessels, six of which were classified as held for sale as of December 31, 2018. With regards to the remaining five vessels for which we incurred impairment charges, one was delivered to her new owners in the second quarter of 2018, three were delivered to their new owners in the third quarter of 2018 while the remaining one was delivered to her new owners in the fourth quarter of 2018.

NET (GAIN)/ LOSS ON SALE OF VESSELS—During the year 2019 we delivered to their new owners, the Gas Sincerity, the Gas Texiana and we agreed and concluded the sale of the Gas Ethereal from all of which we incurred a net loss on the sale of these of vessels of $0.5 million. During the year ended December 31, 2018 we agreed to the sale of seven vessels. Five of these vessels the Gas Enchanted, the Gas Evoluzione, the Gas Legacy, the Gas Sikousis, and the Gas Marathon were delivered to their new owners within 2018 and for these vessels we incurred a net loss on the sale of these vessels of $0.8 million. The remaining two vessels agreed to be sold within the year 2018, the Gas Sincerity and the Gas Texiana were as stated above, delivered to their new owners within the first quarter of 2019.

OTHER OPERATING COSTS/(INCOME)—During the year ended December 31, 2019 our other operating income was nil. During the year ended December 31, 2018 we received $0.6 million of legal claims. This income was partially offset by a $0.1 million charge related to the delay of the delivery of our new 22,000 cbm semi-refrigerated vessels.

INTEREST AND FINANCE COSTS—Interest and finance costs were $21.0 million for the year ended December 31, 2019 compared to $23.3 million for the year ended December 31, 2018, a decrease of $2.3 million, or 9.9%. The decrease in interest and finance cost was mostly attributed to the decrease of our leverage.

INTEREST INCOME—Interest income was $0.8 million for the year ended December 31, 2019 compared to $0.6 million for the year ended December 31, 2018, an increase of $0.2 million related mostly to a higher amount of time deposits and higher deposit rates offered compared to rates offered in the same period of last year.

EQUITY GAIN IN JOINT VENTURES- was $0.49 million in the year ended December 31, 2019 compared to nil in the year ended December 31, 2018, which related to the financial performance of our joint venture established in the first quarter of 2019, pursuant to which we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula, in the second quarter of 2019 in which we also have a 50.1% equity interest.

NET INCOME/(LOSS)—As a result of the above factors, we recorded a net income of $2.1 million for the year ended December 31, 2019, compared to net loss of $12.3 million for the year ended December 31, 2018.

Year ended December 31, 2018 compared to the year ended December 31, 2017

The average number of vessels in our fleet was 50.8 for the year ended December 31, 2018 compared to 52.6 for the year ended December 31, 2017.

REVENUES—Voyage revenues for the year ended December 31, 2018 were $164.3 million compared to $154.3 million for the year ended December 31, 2017, an increase of $10.0 million, primarily due to improved market conditions. Total calendar days for our fleet were 19,554 for the year ended December 31, 2018 compared to 19,917 for the year ended December 31, 2017; due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2018, 4,691 or 24.0% were bareboat charter days and 11,005 or 56.3% were time charter days and 3,667 or 18.8% were spot days. This compares to 4,934 or 24.8% bareboat charter days and 11,838 or 59.4%-time charter days and 2,945 or 14.8% were spot days in 2017. Our fleet operational utilization was 95.5% and 96.2% for the years ended December 31, 2018 and December 31, 2017, respectively.

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

VESSEL OPERATING EXPENSES—Vessel operating expenses were $60.4 million for the year ended December 31, 2018 compared to $59.4 million for the year ended December 31, 2017, an increase of $1.0 million, or 1.7%. The increase in operating expenses, in spite of the net reduction of the average number of our owned vessels by two, was mainly driven by the operation of three additional new 22,000 cbm semi-refrigerated LPG vessels not yet delivered in the same period of last year which are more expensive to operate compared to smaller LPG vessels. Other components of vessel operating expenses were repairs and maintenance costs which increased from $6.4 million in the year ended December 31, 2017 to $7.4 million in the year ended December 31, 2018 mainly due to some unforeseen technical needs of some older vessels.

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

B. Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $68.5 million, restricted cash of $1.6 million classified as current assets and restricted cash of $12.1 million classified as non- current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.

We had net proceeds from vessel sales of $18.7 million in 2019, $29.7 million in 2018 and $11.5 million in 2017. We last raised capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock.

Our liquidity needs, as of December 31, 2019 through the end of 2020, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and committed capital expenditures as well as any vessel acquisitions we elect to make either independently or in collaboration with a third party investor. As of December 31, 2019 our committed capital expenditures in 2020 consist of a further advance payment for the 11,000 cbm LPG carrier newbuilding to be delivered in August 2021, in an amount of approximately $2.9 million. In addition to this we have 10 scheduled drydockings for 2020, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for water ballast system installations. In the first quarter of 2020, we invested $42.0 million from cash on hand for the acquisition of three MGC vessels through a joint venture arrangement, in which we have 51% equity interest. In the beginning of 2020 we received a term sheet to partially finance these vessels with the corresponding loan amount for our equity stake invested amounting to approximately $26.0 million, for which the Company would provide a corporate guarantee and receive the proceeds of such amount of borrowings. Generally, our primary sources of funds, in the short term, have been cash from operating activities and in 2019 proceeds from sale of vessels and in the long term, bank borrowings and equity financings.

As of December 31, 2019, our aggregate debt outstanding net of deferred finance charges was $366.0 million, of which $40.7 million was classified as current liability.

We believe our working capital is sufficient for our present short-term liquidity requirements. We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements, as well as the expected impact of the COVID-19 outbreak on the global economy and our business which could however, be even more severe than currently anticipated.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below. Our dividend policy and stock repurchases will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.” On March 31, 2020, we announced the commencement of a tender offer to purchase up to 4,761,904 shares, or about 12.1%, of our outstanding common stock using funds available from cash and cash equivalents at a price of $2.10 per share. The tender offer expired at 5:00 P.M., New York City Time, on April 28, 2020. Based on the preliminary count by the depositary for the tender offer, the Company expects to repurchase a total of 1,366,045 shares of its common stock through the tender offer at a price of $2.10 per share, for a total cost of $2,868,694.50, excluding fees and expenses. The total of 1,366,045 shares that the Company expects to accept for repurchase represents approximately 3.5% of the Company’s total outstanding shares of common stock as of April 28, 2020. The number of shares of common stock expected to be purchased by the Company and the aggregate purchase price for the shares are preliminary and subject to final confirmation by the depositary and the proper delivery of shares tendered, including shares tendered pursuant to the guaranteed delivery procedure.

On May 23, 2019, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 1, 2020, 900,702 shares of common stock had been repurchased for an aggregate of $2.8 million (excluding commissions), with the average purchase price of $3.16 per share. No further repurchases will be conducted prior to the expiration of 10 business days following the expiration of the tender offer. We also repurchased, under a prior repurchase program, $20.3 million shares of common stock from 2014 through mid-2016.

Cash Flows

Net cash provided by operating activities—was $30.8 million for the year ended December 31, 2019, $37.8 million for the year ended December 31, 2018 and $52.4 million for the year ended December 31, 2017. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in 2019 compared to 2018, mainly due to our fleet contraction and some movements of our working capital items namely trade and other receivables, claims receivable and trade accounts payable that negatively impacted our operating cash flow. The reduction in our net cash provided by our operating activities in 2018 compared to the same period of 2017 was attributed mostly to the higher net losses incurred in 2018 driven primarily by the increased voyage expenses by $5.0 million and the increased finance costs by $6.6 million.

Net cash provided by/ (used in) investing activities—was an inflow of $33.5 million for the year ended December 31, 2019, while net cash used in investing activities were $78.6 million for the year ended December 31, 2018 and $48.9 million for the year ended December 31, 2017. During 2019 our net proceeds from sale of vessels were $18.7 million corresponding to the sale of three small LPG vessels, the Gas Sincerity, the Gas Texiana and the Gas Ethereal. In addition, during 2019 we sold to a Joint Venture scheme a 49.9% equity stake in four of our small LPG vessels, the Gas Defiance, the Gas Shuriken, the Eco Lucidity and the Gas Haralambos, with proceeds from the sale of interest in subsidiaries amounting to $20.7 million. With regard to vessel acquisitions, during 2019, we acquired, under our JV arrangement, a 50.1% equity stake in a 38,000 cbm LPG vessel the Eco Nebula for which we paid an amount of $10.6 million. Furthermore, an amount of $7.4 million was returned to us by the unconsolidated joint ventures, as a return of investment. Finally, within 2019 we made an advance payment of $3.0 million for an 11,000 cbm LPG vessel with expected delivery in August 2021.

During 2018, we acquired three 22,000 cbm new LPG semi-refrigerated vessels, the Eco Ice, the Eco Arctic and the Eco Freeze, for which we paid a total of $108.3 million. During 2017, we acquired one LPG vessels, the Eco Frost, for which we paid a total of $33.3 million, while we paid an amount of $27.3 million as advances related to the three remaining LPG newbuilding deliveries, two of which were delivered in January 2018 and one in April 2018. With regard to the sale of vessels, during 2018, we agreed to sell seven vessels, all for further trading. Five of these vessels, the Gas Enchanted, the Gas Evoluzione, the Gas Legacy, the Gas Sikousis, and the Gas Marathon were delivered to their new owners within 2018 with net sale proceeds of $29.1 million. In 2017, we sold four of our oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor, all for further trading with net sale proceeds of $11.5 million.

Net cash (used in)/ provided by financing activities— net cash used in financing activities was $61.6 million for the year ended December 31, 2019, consisting mainly of $33.5 million in proceeds from long-term debt offset by $97.4 million in loan repayments, of which $42.1 million were regular loan period installments. The remaining $55.3 million includes mostly loan repayments associated with the vessels classified as held for sale as of December 31, 2018 and a small portion of debt repayment associated with some loan restructurings. Net cash provided by financing activities was $57.3 million for the year ended December 31, 2018, consisting mainly of $115.7 million in proceeds from long-term debt, while $56.7 million in loan repayments of which $46.7 million were regular loan installments and $10.0 million were voluntary repayments of existing credit facilities of two of our vessels agreed to be sold. Net cash used in financing activities was $14.1 million for the year ended December 31, 2017, consisting mainly of $56.3 million of loan repayments and $43.0 million of debt proceeds.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness net of deferred finance charges of $366.0 million, as of December 31, 2019, which is reflected in our balance sheet as “Long-term debt” and

“Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 28, 2019	$10.36	Apr 2024	Quarterly	$0.32	$4.60	Gas Astrid, Gas Exelero
December 14, 2018	$11.89	Dec 2023	Quarterly	$0.55	$3.09	Stealth Berana,
	$8.68	Dec 2023	Quarterly	$0.20	$5.48	Eco Invictus
August 6, 2019	$21.90	Mar 2024	Quarterly	$0.83	$7.88	Gas Elixir Gas Cerberus Gas Myth
July 5, 2019	$21.44	July 2026	Quarterly	$0.79	$0.0	Gas Husky Gas Esco
March 29, 2019	$18.24	Dec 2022	Quarterly	$1.13	$4.63	Gas Alice, Gas Inspiration, Gas Imperiale
						Stealth Falcon
August 7, 2019	$9.22	Mar 2021	Semi-Annual	$0.63	$7.33	Eco Stream
	$9.22	Jun 2021	Semi-Annual	$0.63	$7.33	Eco Chios
	$10.59	Jul 2022	Semi-Annual	$0.54	$7.33	Eco Galaxy
June 20, 2014	$6.85	Jan 2023	Quarterly	$0.17	$4.64	Eco Corsair
	$7.34	Jan 2023	Quarterly	$0.19	$4.93	Eco Elysium
July 29, 2014	$8.19	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$8.19	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe
July 4, 2014
	$7.92	Aug 2021	Quarterly	$0.20	$6.50	Eco Czar
	$7.92	Sep 2021	Quarterly	$0.20	$6.50	Eco Nemesis
August 6, 2019	$11.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Dream
	$11.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Green
	$11.93	Feb 2023	Quarterly	$0.25	$8.74	Eco Nical
	$12.17	Jun 2023	Quarterly	$0.25	$8.74	Eco Dominator
December 24, 2015	$8.21	Dec 2022	Quarterly	$0.19	$5.97	Eco Royalty
	$8.21	Dec 2022	Quarterly	$0.19	$5.97	Eco Loyalty
December 7, 2017	$7.90	Dec 2022	Quarterly	$0.33	$4.00	Magic Wand
	$8.87	Dec 2022	Quarterly	$0.36	$4.50	Stealth Bahla
May 18, 2016	$27.42	May 2025	Quarterly	$0.51	$16.25	Eco Frost
	$29.52	Dec 2025	Quarterly	$0.52	$16.57	Eco Ice
March 1, 2017	$31.08	Jan 2026	Quarterly	$0.63	$15.23	Eco Arctic
	$31.48	Apr 2026	Quarterly	$0.63	$15.11	Eco Freeze

The interest rates on the outstanding loans as of December 31, 2019 are based on LIBOR plus a margin which varies from 2.15% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 4.91% for the year ended December 31, 2019 and 5.34% for the year ended December 31, 2018. As of December 31, 2019, $111.8 million of our outstanding loans were covered by interest rate swap agreements paying fixed rates ranging from 1.52% to 2.89% and received floating rates based on LIBOR.

As of April 1, 2020, seven of our vessels, the Gas Prodigy, the Gas Flawless, the Gas Monarch, the Gas Pasha, the Gas Spirit, the Gas Galaxy and the Gas Nemesis II, were unencumbered. Other than the $26 million related to one of our JV arrangements, as discussed above in “—Liquidity and Capital Resources”, we had no undrawn borrowing capacity under our remaining credit facilities.

Financial Covenants

Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of a range from 125% to 135% depending on our different loan agreements;

•	ensure that our ratio of EBITDA (as defined in the loan agreements) to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•

to maintain on a monthly basis a cash balance amounting to $1,589,768 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $12,065,222 in the earnings account with the relevant banks.

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

After a difficult period following the global financial crisis we saw some improvement from the fourth quarter of 2011 to the third quarter of 2014, charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and despite some reasonable improvement between the second half of 2017 and until the first quarter of 2019 the charter rates remain well below levels reached in 2007 and 2008. Although prospects for the small LPG segment currently appear favorable mid and long term as the order book for 2020 and the next couple of years is negligible, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Global financial conditions remain volatile, in particular due to the COVID-19 pandemic, which is expected to result in a recession in the global economy, the duration and severity of which is unpredictable, and have far reaching effects on the shipping industry, and has and could continue to negatively impact demand for seaborne LPG transportation which may further decrease in the future. The price of oil, which has declined sharply in 2020, also impacts demand for seaborne transportation of LPG, crude oil and oil products. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly supply in the United States and the economies of the Middle East where large quantities are produced, and demand in the Far East and developing countries like Asia and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

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

F. Contractual Obligations

Contractual obligations as of December 31, 2019 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2020)	1-3 years (2021-2022)	3-5 years (2023-2024)	More than 5 years (After January 1, 2025)
Long-term debt obligations	$368,229	$41,421	$154,600	$92,934	$79,274
Interest on principal amounts outstanding(1)	39,059	13,817	16,402	6,524	2,316
Interest on interest rate swap arrangements outstanding(1)	5,551	818	2,559	1,601	573
Management fees(2)	8,321	5,547	2,774	—	—
Vessel purchase commitments	26,021	2,891	23,130	—	—
Operating lease obligations	341	341	—	—	—
Executive fees	583	583	—	—	—

Total	$448,105	$65,418	$199,465	$101,059	$82,163

(1)

Based on assumed 3M LIBOR rates of 1.22% for 2020, 0.55% for 2021, 0.45% for 2022, 0.46% for 2023, and 0.51% for 2024 and thereafter and assumed 6M LIBOR rates of 1.23% for 2020, 0.39% for 2021, 0.55% for 2022, 0.72% for 2023 and 0.90% for 2024 and thereafter, and the effect of our interest rate swap arrangements.

(2)

Based on our management agreement with Stealth Maritime, we pay them $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1.0% of the contract price of any vessels bought or sold on our behalf. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-months’ written notice is provided prior to the expiration of the term. No such notice was provided up to December 31, 2019, therefore the current term of our management agreement expires in June 2021.

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

Impairment or disposal of long-lived assets:

We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists, we perform an analysis of the anticipated undiscounted future net cash flows of our long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2019, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and:

•	revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place for vessels of less than twenty years of age and,

•	revenue estimates based on five-year historical average rates for periods for which there is no charter in place for vessels of twenty years of age and above,

with an annual 1% revenue increase for both categories.

We also assumed an average annual inflation rate of 1.5% for operating expenses using as a base rate:

•	the actual operating expenses as per vessel for each respective period for the vessels of less than twenty years of age, and

•	the average operating expenses of the last five years for the vessels of twenty years of age and above.

Utilization rate was assumed to be:

•	94.0% for vessels of less than twenty years of age, and

•	actual five-year historical average utilization rate for the vessels of twenty years of age and above.

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

During the first nine months of 2019, the Company identified and recorded no impairment loss for any of its vessels. As of December 31, 2019 the company recorded an impairment loss of $993,916 relating to two of its oldest vessels Gas Galaxy and Gas Pasha. In each of these cases the undiscounted net operating cash flows of each of these vessels did not exceed the respective vessel’s carrying value.

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

As of June 30, 2017, the Company identified and recorded an impairment loss of $897,965 relating to one of the oldest vessels of the fleet, Gas Monarch, and as of September 30, 2017, the Company identified and recorded an impairment loss of $1,258,037, relating to two of the oldest vessels of the fleet, Gas Pasha and Gas Evoluzione. In addition, during the first nine months of 2017, the Company identified and recorded an impairment loss of $4,305,271 for four of its oldest vessels, the Gas Moxie, the Gas Nirvana, the Gas Icon and the Gas Emperor which were sold during the year 2017, for further trading. For the three months ended December 31, 2017, no impairment loss was identified and recorded for the Company’s vessels that are held for use. Furthermore, as of December 31, 2017, the fair market value of each vessel of 20 years of age and above exceeded its carrying value. The total impairment loss identified and recorded by the Company was $993,916 as of December 31, 2019, $11,351,821 as of December 31, 2018 and $6,461,273 during the year ended December 31, 2017.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2019 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2019, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2019 rates as compared with the base rates for the vessels		5-year historical average rate		3-year historical average rate		1-year historical average rate
	of less than twenty years of age	of twenty years of age and above	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	-0.89%	-1.66%	2	1.0	2	1.0	2	1.0
Product Carriers	-20.81%	—	3	32.1	3	32.1	3	32.1
Aframax Tanker	-33.34%	—	—	—	—	—	1	5.3

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

Based on the carrying value of each of our vessels held for use as of December 31, 2019 and what we believe the charter-free market values of each of these vessels was as of December 31, 2019, 24 of our 41 owned vessels in the water had current carrying values, before the impairment loss recorded in 2019, above their market values (20 of our 42 vessels in the water as at December 31, 2018). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $62 million and $67 million as of December 31, 2019 and 2018, respectively. However, we believe that with respect to these 24 vessels except for the Gas Pasha and the Gas Galaxy for which we recorded an impairment loss as of December 31, 2019, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2019, and accordingly has not recorded an impairment charge other than the $1.0 million we incurred for the year related to vessels, Gas Pasha and Gas Galaxy.

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 or 30 years from date of initial delivery from the shipyard depending on the vessel type. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2019 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Investments in joint ventures: Our investments in joint ventures are accounted for using the equity method of accounting since we have joint control over the joint venture entities. We do not consolidate the joint venture entities because we do not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require unanimous consent from each joint venture investor.

Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. We evaluate our investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of operations.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2020, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	42	Chief Executive, President, Chief Financial Officer and Class III Director	2004	2021
Michael G. Jolliffe	70	Chairman of the Board, Class II Director	2004	2022
Markos Drakos	60	Class I Director	2006	2020
John Kostoyannis	54	Class II Director	2010	2022

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

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia, and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Chief Technical Officer, as well as prior to August 31, 2019, our Deputy Chairman and Executive Director. The aggregate of such cash compensation for the years ended December 31, 2017, 2018 and 2019 were $1.1 million, $1.2 million and $1.1 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all which vested in August 2019. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2017 and 2019. We recognized share-based compensation expense of $0.1 million, $0.3 million and $0.6 million in 2017, 2018 and 2019, respectively.

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

At December 31, 2019 and April 1, 2020, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

As of August 31, 2019, Lambros Babilis, the Deputy Chairman of the Board of Directors and Executive Director of the Company, resigned from these positions, which reduced the size of the Company’s Board of Directors to four directors. Lambros Babilis also resigned from his position as Chief Executive Officer of the Company’s manager, Stealth Maritime Corporation.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2019, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2019, except for one director, who attended at least 75% of such meetings.

To promote open discussion among the independent directors, a majority of the directors met four times in 2019 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2020, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.

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

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Internal Auditor and our Chief Technical Officer. In each case, their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2019, 292 officers and 310 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In November 2014, we awarded an aggregate of 230,713 restricted shares of common stock to directors and officers, 50% of which vested on November 20, 2015, 25% of which vested on November 20, 2016 and 25% of which vested on November 20, 2017, the third anniversary of grant. In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all of which shares vested in August 2019. No equity awards were made for the years ended December 31, 2019, 2017, 2016 and 2015. As of April 1, 2020, awards with respect to an aggregate of 264,621 shares of our common stock had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2020 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2020 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 39,224,482 shares of common stock outstanding as of April 1, 2020. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number		Percentage
Principal Stockholders
Flawless Management Inc.(1)	7,105,453		18.1%
Glendon Capital Management L.P.(2)	6,498,794		16.6%
MSDC Management, L.P.(3)	3,708,819		9.5%
Russell Investments Group, Ltd.(4)	2,780,001		7.1%
Redwood Capital Management, LLC(5)	2,415,287		6.2%
Renaissance Technologies LLC(6)	2,225,130		5.7%

Executive Officers and Directors
Harry N. Vafias(1)	7,774,243		19.8%
Michael G. Jolliffe	32,430	*
Markos Drakos	18,214	*
John Kostoyannis	7,296	*
All executive officers and directors as a group (four persons)	7,832,183		20.0%

*	Less than 1%.
(1)

The shares beneficially owned by Harry N. Vafias consist of, according to Amendment No. 1 to Schedule 13D jointly filed with the SEC on March 27, 2020 by Flawless Management Inc. and Harry N. Vafias, 7,774,243 shares of common stock beneficially owned by Harry N. Vafias, of which 7,105,453 shares of common stock are owned by Flawless Management Inc. and Harry N. Vafias and 668,790 shares beneficially owned by Harry N. Vafias. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares.

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

(4)	According to a Schedule 13G filed by Russell Investments Group, Ltd. on February 12, 2020.
(5)

According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Master Fund, Ltd. and Jonathan Kolatch, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 11, 2016.

(6)	According to a Schedule 13G jointly filed by and on behalf of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation on February 12, 2020.

On March 31, 2020, we announced the commencement of a tender offer to purchase up to 4,761,904 shares, or about 12.1%, of our outstanding common stock using funds available from cash and cash equivalents at a price of $2.10 per share. The tender offer expired at 5:00 P.M., New York City Time, on April 28, 2020. Based on the

preliminary count by the depositary for the tender offer and in accordance with the terms and conditions of the tender offer, the Company expects to repurchase a total of 1,366,045 shares of its common stock through the tender offer at a price of $2.10 per share, for a total cost of $2,868,694.50, excluding fees and expenses. The total of 1,366,045 shares that the Company expects to accept for repurchase represents approximately 3.5% of the Company’s total outstanding shares of common stock as of April 28, 2020. The number of shares of common stock expected to be purchased by the Company and the aggregate purchase price for the shares are preliminary and subject to final confirmation by the depositary and the proper delivery of shares tendered, including shares tendered pursuant to the guaranteed delivery procedure.

Based on the 1,366,045 shares of common stock that we expect to repurchase, as described above, and none of our executive officers or directors selling shares in the tender offer, the total number of our common shares outstanding will be reduced to 37,858,437 and the beneficial ownership of our directors and executive officers named in the table above will change to 20.7% of our total issued and outstanding shares from 20.0% of our total issued and outstanding shares as of April 1, 2020, reflecting an aggregate increase in beneficial share ownership by all directors and officers of 0.7 percentage points.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2020, we had approximately 18 shareholders of record. Two of the stockholders of record were located in the United States and held in the aggregate 30,902,753 shares of common stock representing approximately 78.8% of our outstanding shares of common stock. However, the two United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 30,902,553 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On May 23, 2019, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 1, 2020, 900,702 shares of common stock had been repurchased for an aggregate of $2.8 million (excluding commissions), with the average purchase price of $3.16 per share. No further repurchases will be conducted prior to the expiration of 10 business days following the expiration of the tender offer. We also repurchased, under a prior repurchase program, $20.3 million of shares of common stock from 2014 through mid-2016.

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

Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc, For the years ended December 31, 2018 and 2019, this crew management fees were $0.4 million and $0.9 million, respectively. As of April 1, 2020, 33 vessels were being manned by Hellenic Manning Overseas Inc., with the intention of transferring the whole fleet to them.

In the year ended December 31, 2019, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2017, 2018 and 2019 were $7.2 million, $7.0 million and $5.7 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2017, 2018 and 2019 we paid $0.13 million, $0.14 million and $0.10 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2017, 2018 and 2019, total brokerage commissions of 1.25% amounted to $1.9 million, $2.0 million and $1.8 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2017, 2018 and 2019, the amounts of $0.5 million, $1.6 million and nil, respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly listed companies.

For the years ended December 31, 2017, 2018 and 2019, the amounts of $0.1 million, $0.2 million and $0.1 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net loss on sale of vessels”. For the years ended December 31, 2018 and 2019, commission expenses relating to the sale of vessels of $0.2 million and nil, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director (until August 31, 2019), Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2017, 2018 and 2019, such compensation was in the aggregate amount of $1.1 million, $1.2 million and $1.1 million, respectively.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the Manager at December 31, 2018 and at December 31, 2019 was a liability of $7,930,642 and $2,084,871, respectively. The liability represents payments made by the Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with entities that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to a liability of $4,958,250 as of December 31, 2019 and represents revenues collected by us on behalf of these entities.

On May 26, 2014, we entered into an agreement with Brave Maritime for the supervision of the construction of eight of our newbuilding vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi-refrigerated newbuilding vessels at Euro 490,000 per ship. We currently have one 11,000 cbm LPG vessel under construction to be delivered in August 2021. For the years ended December 31, 2017, 2018 and 2019, the supervision fees amounted to $535,864, $1,790,789 and nil, respectively, and were capitalized to the cost of the respective vessels. On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000.

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

Office Space

We lease office space from an entity affiliated with Stealth Maritime. In the years ended December 31, 2017, 2018 and 2019, we made lease payments of $82,192, $84,686 and $87,192, respectively. The lease rate for 2020 is €78,000 per year as per renewed contract effective from January 2019.

Vessel Charters

In April 2012, we entered into time charter out agreements with an entity affiliated with members of the Vafias family for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter was four years and there was an option to extend the charter for an additional year. The charter was not extended and instead the vessel was fixed in August 2016 on a one-year bareboat charter to a charterer not related to the Company or the Vafias family. The five-year charter for the Gas Esco commenced in June 2012 and expired in June 2017. Following the charter expiration, Gas Esco was fixed on a two-year bareboat charter to a charterer not related to the Company or the Vafias family. Revenues from these two charters for the years ended December 31, 2017, 2018 and 2019 were $2.0 million, nil and nil, respectively, which are recorded in our consolidated statements of operations under “Revenues—related party”. The vessel operating expenses in accordance with the terms of the respective time charter agreements for the Stealth Bahla and the Gas Esco, for the years ended December 31, 2017, 2018 and 2019, were $0.8 million, nil and nil, respectively, which are recorded in our consolidated statements of operations under “Vessel Operating Expenses—related party.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,549,729 shares were issued, including 4,965,455 shares repurchased by the Company and held as treasury stock, and 39,584,274 shares outstanding and fully paid as of December 31, 2019 and 5,325,247 shares repurchased by the Company and held as treasury stock, and 39,224,482 shares outstanding and fully paid as of April 1, 2020. All of our shares of stock are in registered form.

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

Under the terms of our existing credit facilities, we are generally permitted to declare or pay cash dividends in any twelve-month period as long as the amount of the dividends and share repurchases do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

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

C. Material Contracts

We refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 19.8% of our shares of common stock as of April 1, 2020, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

We do not believe that we were a PFIC for 2019. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2019. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2019 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2019, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2019 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2019, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2019 and 2020. The swap valuations in the table presented below are presented from the Company’s perspective.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2019 (in millions)	Notional Amount December 31, 2019 (in millions)	Estimated Notional Amount December 31, 2020 (in millions)
Swap 1	September 30, 2015	September 30, 2020	$17.6	2.60%	3 month U.S. dollar LIBOR	$(0.04)	$6.82	$—
Swap 2	September 30, 2015	September 30, 2020	$17.6	1.69%	3 month U.S. dollar LIBOR	$0.005	$6.82	$—
Swap 3	October 2, 2015	October 2, 2020	$12.1	1.54%	3 month U.S. dollar LIBOR	$0.03	$8.60	$—
Swap 4	November 4, 2015	August 4, 2021	$11.2	1.52%	3 month U.S. dollar LIBOR	$0.02	$7.92	$7.11
Swap 5	December 3, 2015	September 3, 2021	$11.2	1.55%	3 month U.S. dollar LIBOR	$0.02	$7.92	$7.11
Swap 6	August 16, 2017	May 16, 2025	$16.0	2.12%	3 month U.S. dollar LIBOR	$(0.25)	$13.71	$12.70
Swap 7	March 12, 2018	December 11, 2022	$21.6	2.74%	3 month U.S. dollar LIBOR	$(0.42)	$16.77	$14.01
Swap 8	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar LIBOR	$(1.37)	$29.52	$27.45
Swap 9	February 16, 2019	February 16, 2024	$14.5	2.89%	3 month U.S. dollar LIBOR	$(0.58)	$13.71	$12.70
Total						$(2.585)	$111.79	$81.08

As of December 31, 2019, total bank indebtedness of the Company was $368.2 million, of which $111.8 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2019, we paid fixed rates ranging from 1.52% to 2.89% and received floating rates based on LIBOR of approximately 2.50% under our nine floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2019, and our interest swap arrangements as of December 31, 2019, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $3.0 million (2018: $3.3 million) for the year ended December 31, 2019.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 14.7% of our expenses in currencies other than U.S. dollars in 2019 (2018: 14%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2020 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2019.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2019, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2019 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated April 30, 2020 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 30, 2020

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2019.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2019	2018
Audit fees	$359	$455
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$359	$455

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein and (ii) the review of our quarterly financial information.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2019 and 2018.

(3) Tax Fees

Deloitte did not provide any tax services in 2019 and 2018.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2019 and 2018.

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

On May 23, 2019, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of March 30, 2020, 900,702 shares of common stock had been repurchased for an aggregate of $2.8 million (excluding commissions), with the average purchase price of $3.16 per share.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through March 31, 2020. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. No further repurchases will be conducted prior to the expiration of 10 business days following the expiration of the tender offer announced by the Company on March 31, 2020.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
May 24 to 31, 2019	18,442	$3.38	18,442	$9,937,575
June 04 to 28, 2019	58,789	3.35	77,231	9,740,500
July 2 to 30, 2019	54,883	3.74	132,114	9,535,495
August 1 to 30, 2019	81,534	3.44	213,648	9,254,962
September 03 to 30, 2019	96,946	3.11	310,594	8,953,145
October 01 to 31, 2019	89,392	3.30	399,986	8,657,759
November 01 to 29, 2019	25,380	3.40	425,366	8,571,457
December 02 to 31, 2019	115,544	3.54	540,910	8,162,383
January 02 to 31, 2020	190,879	3.30	731,789	7,533,071
February 21 to 28, 2020	33,890	2.84	765,679	7,436,666
March 02 to 27, 2020	135,023	2.12	900,702	7,150,148

The tender offer announced by the Company on March 31, 2020, expired at 5:00 P.M., New York City Time, on April 28, 2020. Based on the preliminary count by the depositary for the tender offer, the Company expects to repurchase a total of 1,366,045 shares of its common stock through the tender offer at a price of $2.10 per share, for a total cost of $2,868,694.50, excluding fees and expenses. The number of shares of common stock expected to be purchased by the Company and the aggregate purchase price for the shares are preliminary and subject to final confirmation by the depositary and the proper delivery of shares tendered.

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

See Item 18

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Separate financial statements and notes thereto for Spacegas Inc. for the period from February 1, 2019 to December 31, 2019 are being provided as a result of Spacegas Inc. meeting a significance test pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Spacegas Inc. for the period from February 1, 2019 to December 31, 2019 are required to be filed as part of this Annual Report on Form 20-F and are set forth in Exhibit 15.3.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Auditors

15.3	Financial Statements of Spacegas Inc.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 30, 2020

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

April 30, 2020

Athens, Greece

We have served as the Company’s auditor since 2005.

StealthGas Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2018	2019
Assets
Current assets
Cash and cash equivalents		64,498,442	68,465,342
Trade and other receivables		2,888,496	4,217,101
Other current assets	16	134,301	118,246
Claims receivable		—	314,217
Inventories	4	2,346,723	2,447,703
Advances and prepayments		1,089,539	749,681
Restricted cash		3,002,490	1,589,768
Assets held for sale	6	64,906,448	—
Fair value of derivatives	12	—	30,381

Total current assets		138,866,439	77,932,439

Non current assets
Advances for vessels under construction	5	—	2,988,903
Operating lease right-of-use assets	20	—	473,132
Vessels, net	6	884,748,691	835,152,403
Other receivables		108,930	286,915
Restricted cash		11,930,059	12,065,222
Investments in joint ventures	7	—	25,250,173
Fair value of derivatives	12	1,068,369	39,744

Total non current assets		897,856,049	876,256,492

Total assets		1,036,722,488	954,188,931

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	7,930,642	7,043,121
Trade accounts payable		10,349,358	9,032,690
Accrued liabilities	8	6,879,488	6,002,079
Operating lease liabilities	20	—	473,132
Customer deposits	10	1,336,000	968,000
Deferred income	9	5,191,654	2,843,994
Fair value of derivatives	12	—	37,567
Current portion of long-term debt	11	41,726,837	40,735,556
Current portion of long-term debt associated with vessels held for sale	11	30,076,356	—

Total current liabilities		103,490,335	67,136,139

Non current liabilities
Fair value of derivatives	12	465,389	2,618,250
Long-term debt	11	371,514,253	325,247,902

Total non current liabilities		371,979,642	327,866,152

Total liabilities		475,469,977	395,002,291

Commitments and contingencies	19

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 44,549,729 shares issued and 40,125,184 shares outstanding at December 31, 2018 and 44,549,729 shares issued and 39,584,274 shares outstanding at December 31, 2019 with a par value of $0.01 per share	13	445,496	445,496
Treasury stock, 4,424,545 shares at December 31, 2018 and 4,965,455 at December 31, 2019 with a par value of $0.01 per share	13	(22,523,528)	(24,361,145)
Additional paid-in capital	13	501,807,478	502,419,122
Retained earnings		80,849,086	82,942,210
Accumulated other comprehensive income/(loss)		673,979	(2,259,043)

Total stockholders’ equity		561,252,511	559,186,640

Total liabilities and stockholders’ equity		1,036,722,488	954,188,931

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2017, 2018 and 2019

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2017	2018	2019
Revenues
Revenues		152,338,278	164,330,202	144,259,312
Revenues – related party	3	1,973,643	—	—

Total revenues	16	154,311,921	164,330,202	144,259,312

Expenses
Voyage expenses	17	13,804,032	18,649,258	15,201,978
Voyage expenses – related party	3,17	1,912,505	2,037,917	1,788,543
Charter hire expenses	19,20	3,524,770	6,150,780	6,268,988
Vessels’ operating expenses	17	58,618,526	59,920,278	48,619,594
Vessels’ operating expenses – related party	3,17	800,908	514,500	966,500
Dry-docking costs		3,529,047	3,617,577	1,094,306
Management fees – related party	3	7,205,490	7,027,195	5,730,910
General and administrative expenses (including $1,209,499, $1,294,722, and $1,205,683 to related party)		2,898,958	3,046,962	3,706,320
Depreciation	6	38,921,672	41,258,142	37,693,733
Impairment loss	3,6,12	6,461,273	11,351,821	993,916
Net loss on sale of vessels	3,6	77,314	763,925	485,516
Other operating costs/(income)	5	1,058,863	(549,804)	—

Total expenses		138,813,358	153,788,551	122,550,304

Income from operations		15,498,563	10,541,651	21,709,008

Other (expenses)/income
Interest and finance costs		(16,661,464)	(23,286,547)	(20,978,065)
Gain on deconsolidation of subsidiaries		—	—	145,000
Loss on derivatives	12	(403,943)	(11,982)	(107,550)
Interest income and other income		322,868	587,477	846,271
Foreign exchange gain/(loss)		25,739	(107,119)	(8,235)

Other expenses, net		(16,716,800)	(22,818,171)	(20,102,579)

(Loss)/Income before equity in income of investees		(1,218,237)	(12,276,520)	1,606,429
Equity gain in joint ventures	7	—	—	486,695

Net (Loss)/Income		(1,218,237)	(12,276,520)	2,093,124

(Loss)/earnings per share
– Basic and diluted	15	(0.03)	(0.31)	0.05

Weighted average number of shares
– Basic and diluted		39,809,364	39,860,563	39,800,434

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2017, 2018 and 2019

(Expressed in United States Dollars)

		December 31,
	Note	2017	2018	2019
Net (loss)/income		(1,218,237)	(12,276,520)	2,093,124

Other comprehensive income
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	592,460	56,084	(2,848,056)
Reclassification adjustment	12	—	—	(84,966)

Total other comprehensive income/(loss)		592,460	56,084	(2,933,022)

Total comprehensive loss		(625,777)	(12,220,436)	(839,898)

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2017, 2018 and 2019

(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number		Number		Additional		Accumulated
	of		of		Paid-in		Other
	Shares	Amount	Shares	Amount	Capital	Retained	Comprehensive
	(Note 13)	(Note 13)	(Note 13)	(Note 13)	(Note 13)	Earnings	Income / (loss)	Total
Balance, January 1, 2017	44,285,108	442,850	(4,424,545)	(22,523,528)	501,342,523	94,688,024	25,435	573,975,304
Stock based compensation	—	—	—	—	129,245	—	—	129,245
Comprehensive loss for the year	—	—	—	—	—	(1,218,237)	592,460	(625,777)

Balance, December 31, 2017	44,285,108	442,850	(4,424,545)	(22,523,528)	501,471,768	93,469,787	617,895	573,478,772

Cumulative effect of accounting change – ASC 606	—	—	—	—	—	(344,181)	—	(344,181)

Balance, January 1, 2018	44,285,108	442,850	(4,424,545)	(22,523,528)	501,471,768	93,125,606	617,895	573,134,591

Issuance of restricted shares and stock based compensation	264,621	2,646	—	—	335,710	—	—	338,356
Comprehensive loss for the year	—	—	—	—	—	(12,276,520)	56,084	(12,220,436)

Balance, December 31, 2018	44,549,729	445,496	(4,424,545)	(22,523,528)	501,807,478	80,849,086	673,979	561,252,511
Stock based compensation	—	—	—	—	611,644	—	—	611,644
Stock repurchase	—	—	(540,910)	(1,837,617)	—	—	—	(1,837,617)
Comprehensive loss for the year	—	—	—	—	—	2,093,124	(2,933,022)	(839,898)

Balance, December 31, 2019	44,549,729	445,496	(4,965,455)	(24,361,145)	502,419,122	82,942,210	(2,259,043)	559,186,640

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017, 2018 and 2019

(Expressed in United States Dollars)

	December 31,
	2017	2018	2019
Cash flows from operating activities
Net (loss)/income for the year	(1,218,237)	(12,276,520)	2,093,124
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	38,921,672	41,258,142	37,693,733
Amortization of deferred finance charges	690,842	858,582	885,191
Amortization of deferred gain on sale and leaseback of vessels	(195,040)	(190,087)	—
Amortization of operating lease right-of-use assets	—	—	1,572,943
Share based compensation	129,245	338,356	611,644
Change in fair value of derivatives	(27,372)	(28,252)	255,650
Equity gain in joint ventures	—	—	(486,695)
Impairment loss	6,461,273	11,351,821	993,916
Net loss on sale of vessels	77,314	763,925	485,516
Gain on deconsolidation of subsidiaries	—	—	(145,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(179,036)	531,796	(1,506,590)
Other current assets	—	159,363	16,055
Claims receivable	(235,705)	15,951	(1,307,763)
Inventories	46,824	(302,873)	617,468
Changes in operating lease liabilities	—	—	(1,572,943)
Advances and prepayments	57,328	131,490	339,858
Increase/(decrease) in
Balances with related parties	6,434,290	(6,278,982)	(5,845,771)
Trade accounts payable	1,299,686	381,941	(1,316,668)
Accrued liabilities	581,000	339,009	(217,409)
Deferred income	(490,031)	755,563	(2,347,660)

Net cash provided by operating activities	52,354,053	37,809,225	30,818,599

Cash flows from investing activities
Insurance proceeds	219,754	—	993,546
Proceeds from sale of interests in subsidiaries	—	—	20,720,975
Vessels’ acquisitions and advances for vessels under construction	(60,612,867)	(108,295,690)	(2,988,903)
Proceeds from sale of vessels, net	11,479,936	29,742,788	18,721,123
Investment in joint ventures	—	—	(11,322,600)
Return of investments by joint ventures	—	—	7,363,147
Advances to joint ventures	—	—	(5,083,919)
Advances from joint ventures	—	—	5,083,919

Net cash (used in)/provided by investing activities	(48,913,177)	(78,552,902)	33,487,288

Cash flows from financing activities
Stock repurchase	—	—	(1,837,617)
Deferred finance charges paid	(815,256)	(503,265)	(477,201)
Advances from joint ventures	—	—	4,958,250
Customer deposits paid	—	(1,220,700)	(368,000)
Loan repayments	(56,254,073)	(56,717,059)	(97,371,978)
Proceeds from long-term debt	43,000,000	115,712,500	33,480,000

Net cash (used in)/provided by financing activities	(14,069,329)	57,271,476	(61,616,546)

Net (decrease)/increase in cash and cash equivalents	(10,628,453)	16,527,799	2,689,341
Cash and cash equivalents and restricted cash at beginning of year	73,531,645	62,903,192	79,430,991

Cash and cash equivalents and restricted cash at end of year	62,903,192	79,430,991	82,120,332

Cash breakdown
Cash and cash equivalents	51,754,131	64,498,442	68,465,342
Restricted cash, current	3,231,323	3,002,490	1,589,768
Restricted cash, non-current	7,917,738	11,930,059	12,065,222

	December 31,
	2017	2018	2019
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	62,903,192	79,430,991	82,120,332

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	14,643,885	21,087,903	20,768,672
Non cash investing activity – Vessels under construction	605,800	63,752	63,752

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2019 owned a fleet of thirty seven liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2017 and 2018, no charterer accounted for 10% or more of the Company’s revenues while in 2019 three charterers accounted for 32%.

	Year ended December 31,
Charterer	2017	2018	2019
A	—	—	12%
B	—	—	10%
C	—	—	10%

2.	Significant Accounting Policies

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

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 1%. The Company also assumes an average annual inflation rate of 1.50% for operating expenses. An impairment loss was identified and recorded for the years ended December 31, 2017, 2018 and 2019 (Note 6).

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. Concerning assets held for sale as of December 31, 2018, refer to Note 6. No assets were held for sale as of December 31, 2019.

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

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer.

On implementation of ASC 842, the Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begin to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

The Company adopted Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASC 606”) as of January 1, 2018 utilizing the modified retrospective method of transition. The Company recorded an adjustment of approximately $0.3 million to decrease its opening retained earnings on its consolidated balance sheet on January 1, 2018.

Deferred revenue represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.

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

Investments in joint ventures: The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of operations.

Impact of Recently Adopted Accounting Standards

Leases: In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-2 (codified as ASC 842), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company adopted ASC 842 for its reporting period commencing January 1, 2019 which resulted in the recognition of operating lease right-of-use assets and related lease liabilities for operating leases of $1.9 million in Total Assets and Total Liabilities, respectively, on our consolidated balance sheet on January 1, 2019. The Company used the modified retrospective transition method and elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component when the following criteria are met (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease. Upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company acts as lessor did not change from previous practice and thus the adoption of this standard did not have an effect on the Company’s consolidated opening retained earnings, balance sheets and consolidated statements of operations.

The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance and has been discussed above under “Accounting for Revenue and Related Expenses”.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. For the years ended December 31, 2017, 2018 and 2019, total brokerage commissions of 1.25% amounted to $1,912,505, $2,037,917 and $1,788,543, respectively, and are included in “Voyage expenses – related party” in the consolidated statements of operations. For the years ended December 31, 2017, 2018 and 2019, the management fees were $7,205,490, $7,027,195 and $5,730,910, respectively and are included in “Management fees – related party” in the consolidated statements of operations. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2017, 2018 and 2019, the superintendent fees amounted to $125,500, $137,000 and $104,000, respectively, and are included in “Vessels’ operating expenses – related party” in the consolidated statements of operations.

Effective from 2018, the Manager provides crew management services to some of the Company’s vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel. For the years ended December 31, 2018 and 2019, the crew management fees were $377,500 and $862,500, respectively and are included in “Vessels’ operating expenses – related party” in the consolidated statements of operations.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2017, 2018 and 2019 commission fees relating to vessels purchased of $525,978, $1,598,858 and nil, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2017, 2018 and 2019 the amounts of $119,900, $184,000 and $109,000 were recognized as commission expenses relating to the sale of vessels and are included in the consolidated statements of operations under the caption “Net loss on sale of vessels”. For the year ended December 31, 2018, commission expenses relating to the sale of vessels of $212,650 are included in the consolidated statements of operations under the caption “Impairment loss”.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Chief Technical Officer, its Finance Manager and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,127,307, $1,210,036 and $1,118,491, for the years ended December 31, 2017, 2018 and 2019, respectively, and are included in the consolidated statements of operations under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2018 and at December 31, 2019 was a liability of $7,930,642 and $2,084,871, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

Furthermore, the current account balance with entities that the Company owns 50.1% equity interests (Note 7) amounted to $4,958,250 as of December 31, 2019. The liability represents revenues collected by the Company on behalf of these entities.

The Company rents office space that is owned by an affiliated company of the Manager. Rental expense for the years ended December 31, 2017, 2018 and 2019 amounted to $82,192, $84,686 and $87,192, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., a company affiliated with members of the Vafias family incorporated in the Marshall Islands. The above time charter agreements expired in August 2016 and June 2017. The time charter agreement that expired in June 2017 had a 5-year term at a monthly rate of $337,250. Revenue from the related party amounted to $1,973,643 for the year ended December 31, 2017 and nil for each of the years ended December 31, 2018, and 2019, respectively, and are included in the consolidated statements of operations under the caption “Revenues – related party”. In accordance with the time charter agreements for these vessels’ operating expenses, the Company paid to the Manager amounts of $675,408 for the year ended December 31, 2017, and nil for the years ended December 31, 2018 and 2019, respectively, which are included in the consolidated statements of operations under the caption “Vessels’ operating expenses – related party”.

On May 26, 2014, the Company entered into an agreement with Brave for the supervision of the construction of eight of its vessels for a fixed fee of Euro 390,000 per vessel. On January 25, 2016, the Company entered into a new supervision agreement with Brave for the supervision of the construction of four of its newbuilding vessels for a fixed fee of Euro 490,000 per vessel. For the years ended December 31, 2017, 2018 and 2019, the supervision fees amounted to $535,864, $1,790,789, and nil, respectively, and were capitalized to the cost of the respective vessels.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2018	2019
Bunkers	1,082,384	1,112,667
Lubricants	1,264,339	1,335,036

Total	2,346,723	2,447,703

5. Advances for Vessels Under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheet as of December 31, 2019 of $2,988,903 mainly represents an advance payment to a shipbuilder for one LPG carrier under construction that the Company agreed to acquire in 2019 with expected delivery date in 2021.

On November 17, 2016 and on July 18, 2017, the Company agreed with the shipbuilder to postpone the delivery of four newbuildings for an additional charge. For the years ended December 31, 2017 and December 31, 2018, these charges of $863,333 and $146,667, respectively, were included in the accompanying consolidated statement of operations under the caption “Other operating costs/(income)”.

For the years ended December 31, 2018 and 2019, the movement of the account, advances for vessels under construction and acquisitions was as follows:

Balance, December 31, 2017	61,577,818
Advances for vessels under construction and acquisitions	102,597,821
Capitalized expenses	5,155,821
Vessels delivered	(169,331,460)

Balance, December 31, 2018	—
Advance for vessel under construction	2,891,283
Capitalized interest	97,620

Balance, December 31, 2019	2,988,903

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2017	1,090,135,869	(228,073,963)	862,061,906
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	169,331,460	—	169,331,460
Vessels held for sale	(64,188,000)	—	(64,188,000)
Impairment loss	(60,018,802)	48,666,981	(11,351,821)
Disposals	(29,846,712)	—	(29,846,712)
Depreciation for the year	—	(41,258,142)	(41,258,142)

Balance, December 31, 2018	1,105,413,815	(220,665,124)	884,748,691
Impairment loss	(3,250,000)	2,256,084	(993,916)
Disposal	(14,561,832)	3,653,193	(10,908,639)
Depreciation for the year	—	(37,693,733)	(37,693,733)

Balance, December 31, 2019	1,087,601,983	(252,449,580)	835,152,403

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

On June 30, 2018, the Company decided to seek to dispose of the vessel “Gas Sikousis”. As a result of this decision, the undiscounted net operating cash flows of this vessel did not exceed its carrying value and the Company identified and recognized an impairment charge of $842,332 in its consolidated statement of operations for the year ended December 31, 2018. In July 2018, the Company concluded a memorandum of agreement for the disposal of this vessel, to an unaffiliated third party for $9,450,000. The vessel was delivered to her new owners on September 27, 2018.

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

The Company disposed the above mentioned vessels as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of these vessels of $763,925 which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2018.

During the first quarter of 2019, the Company entered into four joint venture agreements with a third party investor based on which the third party investor acquired a 49.9% equity interest in four vessel owning companies of the Company and gained co-ownership and joint control of the vessels “Gas Defiance”, “Gas Shuriken”, “Gas Haralambos” and “Eco Lucidity”. These agreements are accounted for in the Company’s financial statements as an equity investment since the Company and the third party investor have joint control over these entities. As a result, the vessels were classified as assets held for sale in the fourth quarter of 2018. The Company measured the vessels at the lower of their carrying amount and fair value less the cost associated with the transaction and recognized an impairment charge of $3,189,858 in its consolidated statement of operations for the year ended December 31, 2018.

As of December 31, 2018, six vessels, together with their inventories on board amounting to $718,448, were classified as assets held for sale in the accompanying consolidated balance sheet.

In September 2019, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Ethereal”, to an unaffiliated third party for $10,900,000. The vessel was delivered to her new owners on September 27, 2019.

The Company decided to dispose the above mentioned vessels as the agreed selling price was a suitable opportunity for the Company and together with minor additional selling costs from the delivery to their new owners of “Gas Sincerity and “Gas Texiana”, realized an aggregate loss from the sale of these vessels of $485,516, which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2019.

At December 31, 2019, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of two vessels and therefore the Company identified and recorded an impairment loss of $993,916 which is presented under the caption “Impairment loss” in the consolidated statements of operations.

As of December 31, 2019 and 2018, 34 vessels with a carrying value of $787,185,762 (2018: 40 vessels with carrying value of $891,758,621) have been provided as collateral to secure the Company’s bank loans as discussed in Note 11.

7. Investments in joint ventures

During the first quarter of 2019, the Company entered into four joint venture agreements with a third party investor based on which the third party investor acquired for $20,720,975 a 49.9% equity interest in Space Gas Inc., Financial Power Inc., Cannes View Inc. and Colorado Oil and Gas Inc., four vessel owning companies of the Company, which own the vessels “Gas Defiance”, “Gas Shuriken”, “Gas Haralambos” and “Eco Lucidity”. The remaining 50.1% equity interest was valued at $20,804,025. The Company contributed funds for working capital purposes amounting to $751,500.

During the third quarter of 2019, Cannes View Inc. and Colorado Oil and Gas Inc., using the proceeds of a loan agreement that was entered into on July 9, 2019, returned an amount of $14,696,900 to the Company and the third party investor based on their equity interests. Amount returned to the Company amounted to $7,363,147.

On May 22, 2019, Frost Investments Corp Inc. was incorporated under the laws of the Marshall Islands. Frost Investments Corp Inc. acquired for $20,400,000 the vessel Eco Nebula and under a joint venture agreement is owned by the Company (50.1%) and by the third party investor (49.9%). The Company contributed funds for the acquisition of vessel Eco Nebula and for working capital purposes amounting to $10,571,100, as needed and proportionate to its 50.1% equity interests.

The Company’s exposure is limited to its share of the net assets of Space Gas Inc., Financial Power Inc., Cannes View Inc., Colorado Oil and Gas Inc. and Frost Investments Corp Inc. (collectively “the joint venture entities”) proportionate to its 50.1% equity interest in these companies. The Company shares the profits and losses, cash flows and other matters relating to its investments in the joint venture entities in accordance with its ownership percentage. The vessels are managed by the Manager, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the joint venture entities. The Company does not consolidate the joint venture entities because it does not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require unanimous consent from each joint venture investor.

A condensed summary of the financial information for equity accounted investments 50.1% owned by the Company shown on a 100% basis are as follows:

	December 31, 2019
	Space Gas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc	Frost Investments Corp Inc.
Current assets	2,237,644	1,745,681	2,560,065	2,265,263	13,693,747
Non-current assets	13,221,364	13,229,810	14,532,274	12,801,053	20,396,424
Current liabilities	1,426,128	1,583,998	1,702,293	2,488,495	2,653,152
Long-term liabilities	5,530,995	5,530,995	7,792,274	6,818,237	10,757,210
Revenues	3,362,478	3,281,896	2,707,338	2,032,648	2,047,026
Operating income/(loss)	1,122,467	477,559	872,331	(85,071)	(370,748)
Net income/(loss)	854,885	212,498	627,671	(303,415)	(420,191)

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2018	2019
Interest on long-term debt	3,656,811	2,790,621
Administrative expenses	251,257	205,184
Other operating costs	660,000	—
Vessel operating and voyage expenses	2,311,420	3,006,274

Total	6,879,488	6,002,079

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $5,191,654 and $2,843,994 represent cash related to time and bareboat charter revenues received in advance as of December 31, 2018 and as of December 31, 2019, respectively.

10. Customer Deposits

These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)

On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Stealth Falcon” (ex. “Navig8 Faith”) which is equal to three-months hire. On May 30, 2019 the amount of $368,000 was paid to the bareboat charterers. The remaining amount of $368,000 was kept as guarantee for a second vessel chartered to the same charterer.

(b)

On February 21, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” (ex. “Spike”) which is equal to five-months hire. An amount of $1,220,700 was returned to the charterer at the end of the bareboat charter on March 7, 2018. The remaining amount of $600,000 was kept as guarantee for the new bareboat charter commenced on March 7, 2018.

11. Long-term Debt

Term Loans		Drawn Amount	December 31, 2018	Movement in 2019		Deconsolidated (Note 7)	December 31, 2019
Issue Date/ Refinancing Date	Maturity Date			Additions	Repayments
February 12, 2008	February 19, 2020	40,250,000	11,875,000	—	(11,875,000)	—	—
July 30, 2008	November 4, 2020	33,240,000	13,850,000	—	—	(13,850,000)	—
December 14, 2018	December 18, 2023	14,094,184	14,094,184	—	(2,200,000)	—	11,894,184
May 28, 2019	April 16, 2024	11,000,000	11,700,000	—	(1,340,000)	—	10,360,000
August 6, 2019	March 1, 2024	27,675,000	25,200,000	—	(3,300,000)	—	21,900,000
March 1, 2011	June 20, 2020	43,250,000	23,375,000	—	(23,375,000)	—	—
July 5, 2019	July 11, 2026	22,230,000	—	22,230,000	(793,929)	—	21,436,071
March 29, 2019	December 29, 2022	25,458,432	15,244,697	11,250,000	(8,257,649)	—	18,237,048
August 7, 2019	July 31, 2022	50,225,000	35,630,000	—	(6,605,000)	—	29,025,000
April 16, 2014	April 16, 2020	30,000,000	16,300,000	—	(16,300,000)	—	—
December 14, 2018	December 18, 2023	9,480,000	9,480,000	—	(800,000)	—	8,680,000
June 20, 2014	January 8, 2023	20,925,000	15,600,000	—	(1,420,000)	—	14,180,000
August 6, 2019	June 30, 2023	67,200,000	51,555,000	—	(3,960,000)	—	47,595,000
December 24, 2015	December 14, 2022	22,400,000	17,920,016	—	(1,493,328)	—	16,426,688
July 4, 2014	September 3, 2021	22,750,000	17,468,750	—	(1,625,000)	—	15,843,750
July 29, 2014	July 7, 2023	25,350,000	18,484,375	—	(2,112,500)	—	16,371,875
December 7, 2017	December 11, 2022	22,275,000	19,520,000	—	(2,755,000)	—	16,765,000
May 18, 2016	December 31, 2025	65,650,000	61,049,260	—	(4,103,320)	—	56,945,940
March 1, 2017	April 17, 2026	70,787,500	67,624,999	—	(5,056,252)	—	62,568,747

Total			445,971,281	33,480,000	(97,371,978)	(13,850,000)	368,229,303

Current portion of long-term debt			42,433,562				41,421,346
Current portion of long-term debt associated with vessels held for sale			30,150,000				—
Long term debt			373,387,719				326,807,957

Total debt			445,971,281				368,229,303
Current portion of deferred finance charges			706,725				685,790
Current portion of deferred finance charges associated with vessels held for sale			73,644				—
Deferred finance charges non-current			1,873,466				1,560,055

Total deferred finance charges			2,653,835				2,245,845

Total debt			445,971,281				368,229,303
Less: Total deferred finance charges			2,653,835				2,245,845

Total debt, net of deferred finance charges			443,317,446				365,983,458
Less: Current portion of long-term debt, net of current portion of deferred finance charges			41,726,837				40,735,556

Less: Current portion of long-term debt associated with vessels held for sale, net of current portion of deferred finance charges			30,076,356				—

			371,514,253				325,247,902

The below are changes in term loans during the years ended December 31, 2018 and 2019.

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

On March 27, 2018, the Company entered into a term loan amounting to $27,675,000 with the same bank to refinance the existing term loan dated February 1, 2011. An installment amounting to $275,000 was paid on January 22, 2018 relating to the existing term loan dated February 1, 2011. On August 6, 2019, the Company entered into a supplemental agreement with the bank based on which the margin of the existing loan changed from 2.7% to 2.5%.

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

On January 30, 2019, the Company signed a side letter with the bank to reduce the margin of an existing loan dated July 4, 2014 from 3% to 2.5%.

On February 1, 2019, the Company sold 49.9% of the equity interests of two subsidiaries which had borrowed a loan dated July 30, 2008. Since the retained investments in these companies are accounted for under the equity method (Note 7), the loan is no longer included in the consolidated balance sheets of the Company.

On March 27, 2019, the Company voluntary repaid the outstanding balance of the term loan dated April 16, 2014, amounting to $15,780,000.

On March 29, 2019, the Company entered into a term loan with a bank to refinance the existing term loans dated February 12, 2008 and September 23, 2013. Two installments amounting to $625,000 and $1,036,265 were paid on February 19, 2019 and on March 29, 2019, respectively, relating to the existing term loans. The new term loan is $25,458,432 and will be repayable, with the first installment commencing three months after the drawdown, in fifteen consecutive quarterly installments. On September 30, 2019, the Company voluntary repaid $3,419,645 being part of the outstanding balance of the term loan.

On May 28, 2019, the Company entered into a term loan with the same bank to refinance the existing term loan dated April 14, 2014. Two installments amounting to $700,000 were paid on January 16, 2019 and April 16, 2019 relating to the existing term loan. The new term loan is $11,000,000 and will be repayable, with the first installment commencing three months after the drawdown, in twenty consecutive quarterly installments plus a balloon payment payable together with the last installment.

On July 5, 2019, the Company entered into a term loan with a bank to refinance the existing term loan dated March 1, 2011. Four installments amounting to $1,500,000 were paid on January 12, 2019, on March 20, 2019, on April 12, 2019 and on June 20, 2019, respectively, relating to the existing term loan. The new term loan is $22,230,000 and will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments.

On August 6, 2019, the Company entered into a supplemental agreement with the bank to reduce the margin of an existing loan dated December 20, 2013 from 2.9% to 2.5%.

On August 7, 2019, the Company entered into a supplemental agreement with the bank to amend the repayment schedule of the existing loan dated March 24, 2014 and reduce the margin from 2.8% to 2.3%. The Company prepaid $3,000,000 being part of the outstanding balance of the term loan.

The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 125% to 135%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreements) to interest expense to be at all times greater than 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•

the Company should maintain on a monthly basis a cash balance amounting to $1,589,768 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $12,065,222 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

Gross deferred finance charges amounting to $8,374,435 and $8,851,636 as of December 31, 2018 and December 31, 2019, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet as a direct deduction from the carrying amount of the related loan and credit facility net of accumulated amortization. For the years ended December 31, 2017, 2018 and 2019, the amortization of deferred financing charges amounted to $690,841, $858,582 and $885,191, respectively, and is included in interest and finance costs in the consolidated statements of operations.

The interest rates on the outstanding loans as of December 31, 2019 are based on LIBOR plus a margin which varies from 2.15% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2017: 3.97%

Year ended December 31, 2018: 5.34%

Year ended December 31, 2019: 4.91%

Bank loan interest expense for the above loans for the years ended December 31, 2017, 2018 and 2019 amounted to $15,640,377, $22,150,386 and $19,999,902, respectively. Of these amounts, for the years ended December 31, 2017, 2018 and 2019, the amounts of $813,423, nil and $97,620, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations.

At December 31, 2019, the Company was in compliance with all of its debt financial covenants.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2019 are as follows:

December 31,	Amount
2020	41,421,346
2021	67,415,096
2022	87,184,402
2023	66,658,845
2024	26,275,286
Thereafter	79,274,328

Total	368,229,303

12. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to nine floating-to-fixed interest rate swaps with various major financial institutions at December 31, 2019 (2018: nine swaps) covering notional amounts aggregating $111,789,084 at December 31, 2019 (2018: $111,477,920) pursuant to which it pays fixed rates and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 2.50% at December 31, 2019). These agreements contain no leverage features. As of December 31, 2019 six derivative contracts (2018: nine contracts) qualify for hedge accounting since their inception.

The following table presents information of the Company’s interest rate swap arrangements as of December 31, 2019.

	Effective Date	Termination Date	Fixed Rate (Company pays)	Floating Rate (Company Receives)	Fair Value Asset/(Liability) December 31, 2019	Notional Amount December 31, 2019
Swap 1	September 30, 2015	September 30, 2020	2.60%	3 month U.S. dollar LIBOR	$(37,567)	$6,816,917
Swap 2	September 30, 2015	September 30, 2020	1.69%	3 month U.S. dollar LIBOR	$4,938	$6,816,917
Swap 3	October 2, 2015	October 2, 2020	1.54%	3 month U.S. dollar LIBOR	$25,443	$8,600,000
Swap 4	November 4, 2015	August 4, 2021	1.52%	3 month U.S. dollar LIBOR	$22,838	$7,921,875
Swap 5	December 3, 2015	September 3, 2021	1.55%	3 month U.S. dollar LIBOR	$16,906	$7,921,875
Swap 6	August 16, 2017	May 16, 2025	2.12%	3 month U.S. dollar LIBOR	$(249,020)	$13,711,250
Swap 7	March 12, 2018	December 11, 2022	2.74%	3 month U.S. dollar LIBOR	$(419,160)	$16,765,000
Swap 8	April 10, 2018	December 11, 2025	2.74%	3 month U.S. dollar LIBOR	$(1,369,934)	$29,524,000
Swap 9	February 16, 2019	February 16, 2024	2.89%	3 month U.S. dollar LIBOR	$(580,136)	$13,711,250

Total					$(2,585,692)	$111,789,084

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2018		2019
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	1,068,369	—	39,744	—
Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	465,389	—	2,618,250

Total derivatives designated as hedging instruments		1,068,369	465,389	39,744	2,618,250

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2018		2019
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current assets — Fair value of derivatives	—	—	30,381	—
Interest Rate Swap Agreements	Current liabilities — Fair value of derivatives	—	—	—	37,567

Total derivatives not designated as hedging instruments		—	—	30,381	37,567

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2017	2018	2019
Interest Rate Swap — Reclassification from OCI	Loss on derivatives	—	—	84,966
Interest Rate Swap — Change in Fair Value	Loss on derivatives	—	—	(327,147)
Interest Rate Swap — Realized income	Loss on derivatives	—	—	134,631

Total loss on derivatives		—	—	(107,550)

Derivatives designated as hedging instruments	Location of (Loss)/Gain Recognized	Year Ended December 31,
		2017	2018	2019
Interest Rate Swap — (Loss) reclassified from OCI (Effective portion)	Loss on derivatives	(403,943)	(11,982)	—
Interest Rate Swap — Income reclassified from OCI (Effective portion)	Interest and finance costs	—	—	67,424

Total loss on derivatives		(403,943)	(11,982)	67,424

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain / (Loss) on cash flow hedges
Balance, January 1, 2017	25,435
Effective portion of changes in fair value of interest swap contracts	592,460

Balance, December 31, 2017	617,895
Effective portion of changes in fair value of interest swap contracts	56,084

Balance, December 31, 2018	673,979
Effective portion of changes in fair value of interest swap contracts	(2,848,056)
Reclassification adjustment	(84,966)

Balance, December 31, 2019	(2,259,043)

The estimated net amount of existing gains at December 31, 2019, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $60,954.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2019:

	Fair Value as of December 31, 2019	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	70,125	—	70,125	—
Interest Rate Swap Agreements	(2,655,817)	—	(2,655,817)	—

Total	(2,585,692)	—	(2,585,692)	—

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

	Fair Value as of December 31, 2019	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	6,000,000	—	6,000,000	—	(993,916)

Total	6,000,000	—	6,000,000	—	(993,916)

As a result of the impairment analyses performed for the year ended December 31, 2019, two of the Company’s vessels (held and used) were written down to their estimated fair value as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $993,916.

13. Capital Stock, Treasury Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

On May 23, 2019, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2019, the Company completed the repurchase of 540,910 shares paying an average price per share of $3.40. These shares are held as treasury stock by the Company. For the years ended December 31, 2017 and 2018, the Company did not make any repurchase of its common shares.

14. Equity Compensation Plan

In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2019, a total of 555,479 restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and 264,621 awards have been granted under the Plan.

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

On August 23, 2018, the Company granted 264,621 of non-vested restricted shares under the Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $3.59 which is equal to the market value of the Company’s common stock on that day. The restricted shares vested on August 23, 2019 i.e. one year after the grant date.

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2017, 2018 and 2019. The Company accounts for forfeitures as they occur.

Management has selected the accelerated method allowed by the guidance with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.

The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2017, 2018 and 2019 amounted to $129,245, $338,356 and $611,644, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2019, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2019	264,621	3.59
Vested	(264,621)	3.59

Non-vested, December 31, 2019	—	—

The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019 was $220,907, nil and $844,141, respectively, based on the closing share price at each vesting date.

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

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2017	2018	2019
Numerator
Net (loss)/income	(1,218,237)	(12,276,520)	2,093,124
Less: Undistributed earnings allocated to non-vested shares	—	—	(8,922)

Net (loss)/income attributable to common shareholders, basic	(1,218,237)	(12,276,520)	2,084,202

Denominator

Weighted average number of shares outstanding, basic and diluted	39,809,364	39,860,563	39,800,434

(Loss)/earnings per share, basic and diluted	(0.03)	(0.31)	0.05

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculations.

The Company excluded the dilutive effect of 264,621 non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2018, as they were anti-dilutive.

16. Revenues

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2017	2018	2019
Time charter revenues	96,339,915	104,099,818	97,249,537
Time charter revenues – related party	1,973,643	—	—
Bareboat revenues	27,647,268	24,646,311	21,764,102
Voyage charter revenues	26,924,708	34,266,082	24,018,198
Other income	1,426,387	1,317,991	1,227,475

Total	154,311,921	164,330,202	144,259,312

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2017, 2018 and 2019 was $4.3, $4.7 and $2.0 million, respectively and is included within “Voyage charter revenues” in the above table.

As of December 31, 2018 and 2019, the Company recognized $134,301 and $118,246, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” on the consolidated balance sheets.

As of December 31, 2018 and 2019, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $821,577 and $439,135, respectively. The Company recognized these amounts as revenues in the first quarter of 2019 and in the first quarter of 2020, respectively.

17. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2017	2018	2019
Port expenses	2,546,926	2,841,661	3,170,781
Bunkers	6,668,126	11,641,615	8,153,437
Commissions	4,584,612	4,796,483	4,443,642
Other voyage expenses	1,916,873	1,407,416	1,222,661

Total	15,716,537	20,687,175	16,990,521

	Year ended December 31,
Vessels’ Operating Expenses	2017	2018	2019
Crew wages and related costs	37,345,800	36,628,082	30,874,618
Insurance	2,016,647	2,068,485	2,162,523
Repairs and maintenance	6,424,557	7,359,816	5,677,033
Spares and consumable stores	8,508,276	8,907,211	7,783,902
Miscellaneous expenses	5,124,154	5,471,184	3,088,018

Total	59,419,434	60,434,778	49,586,094

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

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of December 31, 2019, amount to $70,739,504 during 2020, $21,901,012 during 2021, $5,596,044 during 2022, $1,500,000 during 2023, $1,500,000 during 2024 and $7,436,644 from 2025 up to 2029.

•

During 2019, the Company agreed to acquire an LPG carrier which is currently under construction, as described in Note 5. The Company has future outstanding commitments for installment payments for this agreement as follows:

December 31	Amount
2020	2,891,283
2021	23,130,260

Total	26,021,543

20. Leases — The Company as Lessee

In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. For the years ended December 31, 2017, 2018 and 2019, the amortization amounted to $195,040, $190,087 and nil, respectively, and is included in Charter hire expenses in the consolidated statements of operations. Lease payments relating to the bareboat charters of the vessels amounted to $3,719,810, $3,434,250 and $1,560,000 for the years ended December 31, 2017, 2018 and 2019 and are included in Charter hire expenses in the consolidated statements of operations.

The Company charters in vessels to supplement its own fleet and employs them both on time charters and voyage charters. The time charter-in contracts range in lease terms from 1 year to 5 years. The Company elected the practical expedient of ASC 842 that allows for time charter-in contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheet. The Company recognized the operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet for time charter-in contracts with a lease term of more than one year at the commencement of the lease. The Company will continue to recognize the lease payments for all vessel operating leases as charter hire expenses on the consolidated statements of operations on a straight-line basis over the lease term.

Under ASC 842, leases are classified as either finance or operating arrangements, with such classification affecting the pattern and classification of expense recognition in an entity’s income statement. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement.

The Company used the incremental borrowing rate which amounted to 5.6% at January 1, 2019 for the lease contract for which the Company recorded operating lease right-of-use assets and corresponding lease liabilities.

The Company had one time charter-in contract for one vessel which was greater than 12 months at lease commencement date as of the date of adoption of ASC 842. A brief description of this contract is below:

(i)

On December 16, 2016, the Company amended the existing bareboat charter agreement for Gas Cathar resulting in the extension of the charter period to five years and three months from the delivery date i.e. until March 2020 at a monthly charter hire of $130,000.

The Company had entered into two time charter-in contracts in 2018 for the vessels Astrid and Kazak which were for a period of twelve months. Lease payments relating to the time charters of these vessels, amounted to $4,708,988 for the year ended December 31, 2019 and are included in Charter hire expenses in the consolidated statements of operations (2018: $2,906,617).

Office lease

In January 2019, the Company renewed its contract to lease office space from a related party (Note 3) for a period until December 2020 at an amount of EUR 6,500 ($7,345) per month. The Company determined the office lease to be an operating lease and recorded the lease expense within General and administrative expenses in the consolidated statement of operations for the years ended December 31, 2017, 2018 and 2019.

Adoption of ASC 842

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expenses on a straight-line basis over the term of the lease arrangement and the Company only has operating lease arrangements, there were no differences between the timing and amount of lease expenses recognized under the two accounting methodologies for the years ended December 31, 2019, 2018 and 2017.

Lease Disclosures Under ASC 842

The objective of the disclosure requirements under ASC 842 is to enable users of an entity’s financial statements to assess the amount, timing and uncertainty of cash flows arising from lease arrangements. In addition to the qualitative leasing disclosures included above, below are quantitative disclosures that are intended to meet the stated objective of ASC 842.

Operating lease right-of-use assets and lease liabilities as of December 31, 2019 and January 1, 2019 are as follows:

Description	Location in balance sheet	December 31, 2019	January 1, 2019 (a)
Non current assets:
Chartered-in contract greater than 12 months	Operating lease right-of-use assets	$386,388	$1,879,085
Office leases	Operating lease right-of-use assets	86,744	—

		$473,132	$1,879,085

Liabilities:
Chartered-in contract greater than 12 months	Current portion of operating lease liabilities	$386,388	$1,492,697
Office leases	Current portion of operating lease liabilities	86,744	—

Lease liabilities - current portion		$473,132	$1,492,697

Chartered-in contract greater than 12 months	Operating lease liabilities	$—	$386,388

Lease liabilities - non current portion		$—	$386,388

(1)	The Operating lease right-of-use asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.

The table below presents the components of the Company’s lease expenses and sub-lease income on a gross basis earned from chartered-in contracts greater than 12 months for the year ended December 31, 2019:

Description	Location in statement of operations	2019
Lease expense for chartered-in contracts 12 months or less	Charter hire expenses	$4,708,988
Lease expense for chartered-in contracts greater than 12 months	Charter hire expenses	1,560,000

	Total charter hire expenses	6,268,988

Lease expense for office leases	General and administrative expenses	87,192
Sub lease income from chartered-in contracts greater than 12 months *	Revenues	3,091,390

*

The sub-lease income represents only time charter revenue earned on the chartered-in contracts greater than 12 months. There is additional revenue of $482,879 earned from voyage charters on the same chartered-in contract which is recorded in Revenues in our consolidated statement of operations for the year ended December 31, 2019. Additionally, there is revenue earned from time charters from chartered-in contracts 12 months or less which is included in Revenues in our consolidated statements of operations for the year ended December 31, 2019.

The cash paid for operating leases with terms greater than 12 months is $1,647,192 for the year ended December 31, 2019.

The Company did not enter into any operating leases greater than 12 months for the year ended December 31, 2019 as a lessee.

The weighted average remaining lease term on our operating leases greater than 12 months is 7.5 months. The weighted average discount rate is 5.6% as of December 31, 2019.

The table below provides the total amount of lease payments on an undiscounted basis on our time chartered-in contracts and office leases greater than 12 months as of December 31, 2019:

Year	Chartered-in contracts greater than 12 months	Office leases	Total Operating leases
Discount rate upon adoption	5.6%	5.6%	5.6%
2020 (undiscounted lease payments)	$390,000	$88,140	$478,140

	390,000	88,140	478,140

Present value of lease liability	386,388	86,744	473,132
Lease liabilities - short term	386,388	86,744	473,132

Total lease liabilities	386,388	86,744	473,132

Discount based on incremental borrowing rate (Difference between undiscounted lease payments and present value of lease liability)	$3,612	$1,396	$5,008

21. Subsequent Events

(a)

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak, a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

(b)	On April 1, 2020, the Company entered into an agreement with Brave for the supervision of the construction of the vessel discussed in note 5 for a fixed fee of Euro 390,000.

(c)

On February 13, 2020, the Company entered into a joint venture agreement with an unaffiliated third party, for the purpose of acquiring three medium gas carriers and the establishment of a new holding company, in which the Company will have a 51% equity interest. Pursuant to this joint venture arrangement, on February 28, 2020, two medium gas carriers, the Gaschem Hamburg and the Gaschem Stade, were acquired and on March 11, 2020, one medium gas carrier, the Gaschem Bremen, was acquired at an aggregate price of $80,550,000.

(d)

During the three-month period ended March 31, 2020, the Company completed, pursuant to its existing stock repurchase plan (Note 13), the repurchase of an additional 359,792 shares paying an average price per share of $2.81. These shares are held as treasury stock by the Company.

(e)

On March 31, 2020, the Company announced the commencement of a tender offer to purchase up to 4,761,904 shares using funds available from cash and cash equivalents at a price of $2.10 per share. This tender offer expired on April 28, 2020 and 1,366,045 shares were tendered.