Form 20-F
period 2020-12-31
StealthGas Inc.
filed 2021-04-27
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was: 37,858,437 shares of Common Stock, par value $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes   ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:    ☒  Yes    ☐  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•
global and regional economic and political conditions including the impact of the COVID-19 pandemic
and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of LPG, oil and oil products, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing;

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
All data regarding our fleet and the terms of our charters is as of April 1, 2021, unless otherwise indicated. As of April 1, 2021, our operating fleet was composed of 46 LPG carriers with a total capacity of 436,692 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. Our fleet on the water of 46 LPG carriers includes five vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with an unaffiliated financial investor, and three vessels in which we own a 51% equity interest pursuant to a joint venture agreement with an unaffiliated third party (we refer to these eight vessels, collectively, as the “JV Vessels”). We do not consolidate the results of operations of these joint ventures and account for our equity interest in these joint ventures under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

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
Our audited consolidated statements of operations, comprehensive (loss)/income, stockholders’ equity and cash flows for the years ended December 31, 2018, 2019 and 2020 and the audited consolidated balance sheets as of December 31, 2019 and 2020, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements”.

	Year Ended December 31,
	2016	2017	2018	2019	2020
INCOME STATEMENT DATA
Revenues	$136,539,399	$152,338,278	$164,330,202	$144,259,312	$145,003,021
Revenues—related party	7,592,784	1,973,643	—	—	—
Total Revenues	$144,132,183	$154,311,921	$164,330,202	$144,259,312	$145,003,021

	Year Ended December 31,
	2016	2017	2018	2019	2020
Operating expenses:
Voyage expenses	$13,618,025	$13,804,032	$18,649,258	$15,201,978	$12,259,795
Voyage expenses—related party	1,772,240	1,912,505	2,037,917	1,788,543	1,799,209
Vessels’ operating expenses	55,680,993	58,618,526	59,920,278	48,619,594	52,344,721
Vessels’ operating expenses-related party	3,141,843	800,908	514,500	966,500	950,500
Charter hire expenses	4,054,387	3,524,770	6,150,780	6,268,988	318,606
Dry-docking costs	3,613,230	3,529,047	3,617,577	1,094,306	3,640,327
Management fees-related party	7,346,180	7,205,490	7,027,195	5,730,910	5,599,351
General and administrative expenses	3,110,409	2,898,958	3,046,962	3,706,320	2,301,308
Depreciation	39,096,589	38,921,672	41,258,142	37,693,733	37,455,093
Impairment loss	5,735,086	6,461,273	11,351,821	993,916	3,857,307
Other operating costs/(income)	—	1,058,863	(549,804)	—	—
Net (gain)/loss on sale of vessels	(118,427)	77,314	763,925	485,516	1,134,854
Total expenses	137,050,555	138,813,358	153,788,551	122,550,304	121,661,071
Income from operations	7,081,628	15,498,563	10,541,651	21,709,008	23,341,950
Interest and finance costs	(14,268,148)	(16,661,464)	(23,286,547)	(20,978,065)	(14,129,893)
Gain on deconsolidation of subsidiaries	—	—	—	145,000	—
Loss on derivatives	(767,196)	(403,943)	(11,982)	(107,550)	(50,976)
Interest income and other income	454,472	322,868	587,477	846,271	167,794
Foreign exchange (loss)/gain	(299,056)	25,739	(107,119)	(8,235)	(54,374)
Other expenses, net	(14,879,928)	(16,716,800)	(22,818,171)	(20,102,579)	(14,067,449)
Equity earnings in joint ventures	—	—	—	486,695	2,709,984
Net (loss)/income	(7,798,300)	(1,218,237)	(12,276,520)	2,093,124	11,984,485
(Loss)/earnings per share, basic	$(0.20)	$(0.03)	$(0.31)	$0.05	$0.31
(Loss)/earnings per share, diluted	$(0.20)	$(0.03)	$(0.31)	$0.05	$0.31
Weighted (basic and diluted) average number of shares outstanding	39,824,038	39,809,364	39,860,563	39,800,434	38,357,893
Dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2016	2017	2018	2019	2020
BALANCE SHEET DATA
Current assets, including cash	$76,478,045	$62,838,725	$138,866,439	$77,932,439	$48,053,524
Total assets	1,001,942,344	996,226,191	1,036,722,488	954,188,931	944,006,307
Current liabilities	81,366,606	78,748,931	103,490,335	67,136,139	63,061,107
Derivative liability	364,823	126,525	465,389	2,655,817	5,240,911
Total long-term debt, including current portion	397,885,589	384,908,448	443,317,446	365,983,458	351,797,213
Net assets	573,975,304	573,478,772	561,252,511	559,186,640	564,596,415
Capital stock	442,850	442,850	445,496	445,496	431,836
Number of shares of common stock outstanding	39,860,563	39,860,563	39,860,563	39,584,274	37,858,437

	Year Ended December 31,
	2016	2017	2018	2019	2020
OTHER FINANCIAL DATA
Net cash provided by operating activities	$36,154,088	$52,354,053	$37,809,225	$30,818,599	$52,113,096
Net cash (used in)/provided by investing activities(13)	(54,074,771)	(48,913,177)	(78,552,902)	33,487,288	(58,074,154)
Net cash (used in)/provided by financing activities	(27,213,272)	(14,069,329)	57,271,476	(61,616,546)	(23,119,072)

FLEET DATA
Average number of vessels(1)	53.4	52.6	50.8	42.6	41.6
Total voyage days for fleet(2)	19,999	19,717	19,363	16,230	15,079
Total time and bareboat charter days for fleet(3)	15,831	16,772	15,696	13,541	12,442
Total spot market days for fleet(4)	4,168	2,945	3,667	2,689	2,637
Total calendar days for fleet(5)	20,275	19,917	19,544	16,328	15,292
Fleet utilization(6)	98.6%	99.0%	99.1%	99.4%	98.6%
Fleet operational utilization(7)	91.1%	96.2%	95.5%	97.5%	96.1%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$6,437	$7,029	$7,418	$7,842	$8,684
Vessel operating expenses(9)	2,901	2,983	3,092	3,037	3,485
General and administrative expenses(10)	153	146	156	227	150
Management fees(11)	362	362	360	351	366

Total daily operating expenses(12)	3,054	3,129	3,248	$3,264	3,635

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

(8)
Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Charter equivalent revenues and adjusted average charter rate are non-GAAP
measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period
changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and adjusted average charter rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of adjusted average charter rate follow:

	Year Ended December 31,
	2016	2017	2018	2019	2020
Voyage revenues	$144,132,183	$154,311,921	$164,330,202	$144,259,312	$145,003,021
Voyage expenses	(15,390,265)	(15,716,537)	(20,687,175)	(16,990,521)	(14,059,004)

Charter equivalent revenues	$128,741,918	$138,595,384	$143,643,027	$127,268,791	$130,944,017
Total voyage days for fleet	19,999	19,717	19,363	16,230	15,079

Adjusted average charter rate	$6,437	$7,029	$7,418	$7,842	$8,684

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
(11)
Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. In addition to these fees there is also a fixed daily fee of $280 charged to four LPG vessels for which some services are currently provided by third party managers. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

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

B. Capitalization and Indebtedness
Not applicable
C. Reasons For the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Summary of Risk Factors
An investment in our common stock is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Related To Our Industry

•
The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•
Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the
COVID-19
pandemic, could materially adversely affect our business, financial position and results of operations.

•
The impact of the
COVID-19
pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for energy and seaborne energy transportation, the ability and willingness of charterers to fulfill their obligations to us, charter rates for LPG carriers, crude oil and product tankers, drydocking and repairs, changing vessel crews and availability of financing.

•	Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas.

•	The product carrier and crude oil tanker shipping sectors are cyclical, which may lead to lower charter rates and vessel values.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•
The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•	Changes in fuel, or bunker, prices may adversely affect profits.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

•	Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

•	Governments could requisition our vessels during a period of war or emergency, and maritime claimants could arrest our vessels.

•	Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, which may interfere with the operation of our vessels.
Risks Related To Our Business

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues .

•
We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•	We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

•	Our loan agreements or other financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities.

•
The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

•	We are exposed to volatility in, and related to the phasing out of, LIBOR.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.
Risks Related to Taxation

•	We may have to pay tax on U.S.-source income or may become a passive foreign investment company.
Risks Related to an Investment in a Marshall Islands Corporation

•
As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act, and it may be difficult to enforce service of process and judgments against us and our officers and directors.

Risks Related To Our Common Stock

•	The market price of our common stock has fluctuated and may continue to fluctuate in the future, and we may not pay dividends on our common stock.

•
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
Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. Charter rates for small LPG carriers generally improved from the second half of 2017 through 2019, however, the
COVID-19
pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in the price of oil, have negatively affected, and could continue to negatively affect, small and medium range LPG carrier charter rates, as witnessed by the decline in rates throughout 2020.
If charter rates do not improve or further decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2021, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2021, of our 46 operating LPG carriers, including eight JV Vessels, 12 were deployed in the spot market while another 19 were scheduled to complete their existing time or bareboat charters during 2021. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers, the largest segment in which we operate in, is expected to be limited in the period 2021-2022, as the order book is relatively small, while scrapping activity has intensified. Oil prices may remain relatively low and economic growth may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.
The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	the price of oil;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments;

•	weather; and

•	pandemics, such as the outbreak and spread of COVID-19;
The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.
A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.
Various economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the
COVID-19
pandemic, could materially adversely affect our business, financial position and results of operations, as well as our future prospects.
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
The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the EU, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of these commodities. The global response to the emergence of a pandemic crisis such as the
COVID-19
pandemic and the economic impact thereof has and, particularly if it persists, could continue to have a material adverse effect on our financial performance, particularly for our vessels in the spot market or with charters expiring in 2021.

The
COVID-19
pandemic and the resulting disruptions to the international shipping industry and decreased energy demand, including the decline in the price of oil, may continue to negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.
The
COVID-19
pandemic has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a significant amount of our operations, and expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.
The
COVID-19
pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy, including LPG and oil. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at profitable rates in 2020, and may continue to do so, particularly for our vessels in the spot market or with charters expiring in 2021, as demand for additional charters may continue to be affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19
is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.
Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of
COVID-19 amongst
crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020, and may continue to do so in 2021. Prolongment of the
COVID-19
pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining bank financing, including our ability to refinance balloon payments due upon maturity of existing credit facilities and our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.
Declines in the price of oil, in part due to the
COVID-19
outbreak, and changes in production by oil producing countries, could make LPG a less attractive alternative for some uses and generally lead to reduced production of oil and gas, of which LPG is a byproduct. Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.
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
Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of

2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014. Although the global economy subsequently recovered, economic conditions, energy demand and oil prices have again declined significantly since the onset of the
COVID-19
pandemic in late 2019. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

Our operating results are subject to seasonal fluctuations, which could affect our operating results.
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
The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Two of our product carriers are currently operating on time charters scheduled to expire in August 2021 and March 2022, respectively, while our remaining product carrier is operating under
a
bareboat charter scheduled to expire in
September 2021.
As of April 1, 2021, our crude oil aframax tanker was operating under
a
time charter scheduled to expire in September 2021.
If prevailing market

conditions in these sectors, which are currently at low levels as a result of the
COVID-19
pandemic and related decline in demand for oil and oil products further deteriorate, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.
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
new-buildings.
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
The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last five fiscal years, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.
The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Small LPG carrier and tanker values are currently at relatively low levels and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for new-buildings;

•	governmental and other regulations;

•	supply and demand for LPG products and refined petroleum products and oil, respectively;

•	prevailing level of LPG charter rates and, with respect to our product carriers, the prevailing level of product carrier charter rates and crude oil tanker rates, respectively; and

•	technological advances.
In 2020, we recognized an impairment loss of $3.9 million relating to four of our oldest vessels. We also recognized impairment losses in 2019, 2018, 2017 and 2016 of $1.0 million, $11.4 million, $6.5 million and $5.7 million, respectively. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Technological innovation could reduce our charter hire income and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, including new vessels powered by alternative fuels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. Consequently, our results of operations and financial condition could be adversely affected.
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
Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations, including the January 1, 2020 entry into force of the MARPOL Annex VI sulfur emission requirements instituting a global 0.5% (lowered from 3.5%) sulfur cap on marine fuels used by vessels not equipped with scrubbers and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet maintenance and inspection requirements, to develop contingency plans for potential spills, and to obtain additional insurance coverage. Environmental laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.
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
We currently maintain for each of our vessels pollution liability insurance coverage in the amount of $1.0 billion per vessel, per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceed our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.
We believe that regulations of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us as well as our competitors. Substantial violations of applicable requirements or a catastrophic spill from one of our vessels could have a material adverse impact on our financial condition and results of operations.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol,” or any amendments or successor agreements, including the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered, and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
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
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.
If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable; we would then be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.
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
We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, including recent attacks involving vessels and vessel seizures in the Strait of Hormuz and off the coast of Gibraltar, the recent attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and the presence of U.S. or other armed forces in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s past threat to close the Strait of Hormuz, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia, may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including tax matters and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.
Terrorist attacks, or the perception that LPG or natural gas facilities or oil refineries and LPG carriers, natural gas carriers or product carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG, natural gas and refined petroleum products to the United States and to other countries. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Our vessels call in ports in certain geographic areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.
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
re-imposed
an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA were re-imposed.
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
In 2020, one of our vessels made a total of three port calls to Cuba, representing 0.11% of the 2,707 port calls made by all of the vessels in our operating fleet for that year. None of our vessels called in any ports in Cuba, North Korea, Syria or Iran in 2014, 2015, 2019. In 2016, two of our vessels made a total of two port calls to Iran, representing less than 0.1% of the 2,412 total port calls made by all the vessels owned by us in 2016 and in 2017 six of our vessels made a total of 82 port calls to Iran which represents 2.67% of the 3,074 port calls made by all of our operating fleet within the stated year. In 2018, 4 of our vessels made a total of 12 port calls to Iran, all prior to November 5, 2018, representing 0.5% of the 2,653 port calls made by all of the vessels in our operating fleet in 2018. We believe all such port calls were made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.
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
We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector, or in the case of our product carriers the refined petroleum product carrier sector and in the case of our crude oil tanker the crude oil tanker sector, of the shipping industry and the overall financial condition of the counterparties, all of which may continue to be negatively impacted by the
COVID-19
pandemic and related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For example, in 2020 a charterer of four of our vessels sought bankruptcy protection, purported to cancel the charters for these vessels and returned the vessels to us. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy
the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.
We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.
As of April 1, 2021, of our 50 vessels in the water, including eight JV Vessels, 38 were under period charters (bareboat charters and time charters), while 12 were deployed in the spot market. As of April 1, 2021,

52% of our anticipated fleet days, including our JV vessels, were covered by period charter contracts for the remainder of 2021 and 11% for 2022, with period charters for 22 of our vessels scheduled to expire in 2021 and 14 of our period charters scheduled to expire in 2022.
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
In our operating history we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2020 we had two customers from which we derived more than 10% of our revenues, while in 2019 we had three such customers and in 2017 and 2018 we had no such customers. For the year ended December 31, 2020, our three largest customers accounted for 32.7% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
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
They also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling
12-month
period. As of December 31, 2020, we were in compliance with the covenants in our loan agreements.
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
Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected product carrier and Aframax tanker values, and the impact of the dramatic decline in oil prices on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014, with some improvement alongside increasing oil prices in the second half of 2017 through 2019, before again declining with the decline in the price of oil relating to increases in oil production by various countries and the
COVID-19
pandemic. A continuation or worsening of these conditions would lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements as we did in each of our last five fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.
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
Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020 and early 2021 as a result of the
COVID-19
pandemic. While the global economy had improved in recent years, the recent outbreak of
COVID-19
has dramatically disrupted the global economy. This may also prolong tight credit markets and potentially cause such conditions to become more severe. These issues, along with the limited supply of credit to the shipping industry and the re-pricing
of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing, all of which could be exacerbated by the
COVID-19
pandemic. As a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all, which may also be further negatively impacted by the
COVID-19
pandemic. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
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
In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, or other ESG standards required by lenders or investors, the availability and cost of bank financing for such vessels may be adversely affected.
A significant increase in our debt levels may adversely affect us and our cash flows.
As of December 31, 2020 we had outstanding indebtedness, net of deferred arrangement fees, of $351.8 million. We would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have started to increase in the last few years from historically low levels, may increase the cost of servicing our indebtedness with similar results.
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
The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, LIBOR, which was at low levels for an extended period of time, increased in 2017 and 2018. It marked a decline in 2019 and since mid-2020
decreased sharply following the
COVID-19
pandemic outbreak. Since then, LIBOR has remained at relatively low levels but it may potentially again increase from these levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to new-buildings.
As of December 31, 2020, we had approximately 23% of our loan exposure under interest rate swap arrangements. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.
The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out
LIBOR by the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out
of LIBOR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements, which generally have alternative calculation provisions, however, if implicated, these could also create additional risks and uncertainties. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities and interest rate swaps. We may need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.
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
As of April 1, 2021, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 50 operating vessels in our fleet, including our 8 JV vessels and technical manager for 37 of the 45 operating vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of 8 of the remaining vessels in our fleet not deployed on bareboat charters, 2 vessels to Brave Maritime, which is affiliated with Stealth Maritime, and 6 to an unaffiliated third party. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

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
In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the two charters we entered into in April 2012, the agreements for the acquisition of four newbuilding LPG carriers in September 2012 and the agreements for the acquisition of two newbuilding LPG carriers in June 2020. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.
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
Delays in the delivery of any
new-building
or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as
COVID-19
or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.
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
Since our initial public offering through to December 31, 2020 we have sold 40 LPG carriers, including 4 LPG carriers of which 49.9% equity interest was sold to a JV arrangement. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to four LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels which are due to end in 2022. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carrier values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.
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
In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2021, the average age of the vessels in our fleet, including the JV vessels, was approximately 9.3 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
Our major stockholder, our Chief Executive Officer, together with a company he controls, owns approximately 20.5% of our outstanding common stock as of April 1, 2021 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.
Risks Related to Taxation
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
Our Chief Executive Officer, who beneficially owned approximately 20.5% of our outstanding shares of common stock as of April 1, 2021, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.
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
We do not believe that we were a PFIC for 2020. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2020. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2020 or a subsequent year.
In addition, although we do not believe that we were a PFIC for 2020, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2021 or any future taxable year.
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
Risk Related to an Investment in a Marshall Islands Corporation
As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
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
We have not paid a dividend since the first quarter of 2009, when our Board of Directors decided to suspend dividend payments in light of the volatile global economic situation and conditions in the LPG shipping market. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends, or repurchase shares, in any twelve-month period that exceed 50% of our free cash flow in the preceding twelve-month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Financial Covenants.”
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
Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2020, we acquired an additional 71 LPG carriers, including 3 MGC LPG carriers of which we acquired a 51% equity interest through one of our JV arrangements in 2020, three product carriers and one Aframax crude oil tanker and we concluded with the sale of 40 LPG carriers, including 4 LPG carriers of which a 49.9% equity interest was sold to the JV arrangement in 2019. As of December 31, 2020, we had a fleet of 45 LPG carriers, including eight JV vessels, three product carriers, and one Aframax crude oil tanker, and had contracted to acquire one 11,000 cbm LPG carrier newbuilding under construction, which was delivered in February 2021. As of April 1, 2021, our fleet is composed of 46 LPG carriers, including eight JV vessels which aggregate 165,121 cbm, with a total capacity of approximately 436,692 cbm, three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker.
Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2021, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form
20-F.
B. Business Overview
We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers, refiners and commodities traders. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The three medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. On occasions we charter-in
vessels to supplement our own fleet and employ them both on time charters and voyage charters. We are managed by Stealth Maritime, a privately owned company controlled by other members of the Vafias family, of which our Chief Executive Officer is a member.
As of April 1, 2021, our fleet consisted of 46
LPG carriers, including eight JV vessels, with an average age of
9.0 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker.
The table below describes our fleet and its deployment as of April 1, 2021.
Owned LPG Carriers (38 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	September 2021
Eco Ice	2018	22,358	semi-refrigerated	Time Charter	February 2022

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Freeze	2018	22,353	semi-refrigerated	Time Charter	October 2021
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	February 2022
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	May 2021
Eco Alice	2020	7,543	fully-pressurized	Spot	—
Eco Nical	2016	7,541	fully-pressurized	Time Charter	June 2021
Gas Husky	2012	7,516	fully-pressurized	Time Charter	August 2021
Gas Esco	2012	7,514	fully-pressurized	Time Charter	June 2021
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	June 2021
Eco Galaxy	2015	7,213	fully-pressurized	Spot	—
Eco Chios(4)	2014	7,211	fully-pressurized	Bareboat Charter	May 2022
Eco Stream(4)	2014	7,210	fully-pressurized	Bareboat Charter	March 2022
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	June 2021
Gas Prodigy	2003	5,031	fully-pressurized	Spot	—
Eco Enigma	2015	5,025	fully-pressurized	Time Charter	January 2022
Eco Universe(6)	2015	5,025	fully-pressurized	Time Charter	February 2022
Eco Czar	2015	5,020	fully-pressurized	Time Charter	April 2021
Eco Nemesis(6)	2015	5,019	fully-pressurized	Time Charter	March 2022
Gas Monarch	1997	5,018	fully-pressurized	Spot	—
Gas Elixir	2011	5,018	fully-pressurized	Spot	—
Gas Cerberus	2011	5,018	fully-pressurized	Spot	—
Gas Myth(6)	2011	5,018	fully-pressurized	Time Charter	January 2023
Gas Inspiration	2006	5,018	fully-pressurized	Spot	—
Eco Invictus(6)	2014	5,016	fully-pressurized	Time Charter	November 2021
Eco Texiana	2020	5,030	fully-pressurized	Time Charter	June 2021
Eco Green	2015	4,991	fully-pressurized	Spot	—
Eco Dream	2015	4,989	fully-pressurized	Spot	—
Gas Spirit	2001	4,112	fully-pressurized	Time Charter	November 2021
Eco Loyalty(7)	2015	3,529	fully-pressurized	Time Charter	February 2022
Eco Elysium(5)	2014	3,526	fully-pressurized	Time Charter	June 2024
Eco Royalty(7)	2015	3,525	fully-pressurized	Time Charter	February 2022
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2022
Gas Imperiale	2008	3,515	fully-pressurized	Spot	—
Gas Astrid(4)	2009	3,514	fully-pressurized	Bareboat Charter	March 2022
Gas Exelero(4)	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice	2006	3,513	fully-pressurized	Time Charter	August 2021
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	September 2022
		271,571 cbm

JV LPG Vessels (8 vessels)

Eco Nebula(2)	2007	38,898	fully-refrigerated	Time Charter	June 2021
Gaschem Bremen(3)	2010	35,232	fully-refrigerated	Time Charter	August 2021
Eco Evoluzione (ex. Gaschem Stade)(3)	2010	35,214	fully-refrigerated	Time Charter	August 2021
Gaschem Hamburg(3),(8)	2010	35,204	fully-refrigerated	Time Charter	April 2021
Gas Haralambos(2)	2007	7,020	fully-pressurized	Spot	—
Gas Defiance(2)	2008	5,018	fully-pressurized	Spot	—
Gas Shuriken(2)	2008	5,018	fully-pressurized	Time Charter	May 2021
Eco Lucidity(2)	2015	3,517	fully-pressurized	Time Charter	April 2021
		165,121 cbm
Total LPG Carrier Fleet: 46 vessels		436,692 cbm

(1)	Earliest date charters could expire.

(2)	JV vessel owned by a joint venture established in 2019 in which we own a 50.1% equity interest.
(3)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(4)
Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines over time by an agreed annual amount or pro-rated
from the agreed value of the vessel at the time of entering into the charter in the first quarter of 2014.

(5)	Charterer has option to extend charter for an additional three-year period.
(6)	Charterer has option to extend charter for an additional year.
(7)	Charterer has two options to extend, each, of one-year duration.
(8)	In March 2021, we entered into a memorandum of agreement to sell this vessel for further trading.
Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Magic Wand (ex. Navig8 Fidelity)	2008	47,000	MR product carrier	Time Charter	March 2022
Clean Thrasher	2008	47,000	MR product carrier	Time Charter	August 2021
Falcon Maryam (ex.Stealth Bahla)	2009	46,000	MR product carrier	Bareboat Charter	September 2021
Stealth Berana (ex. Spike)	2010	115,804	Aframax oil tanker	Time Charter	September 2021
		255,804 dwt

(1)	Earliest date charters could expire.
In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the
Gas
Haralambos
, the
Gas Defiance
, the
Gas Shuriken
and the
Eco Lucidity
, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the
Eco Nebula
with this same investor, in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. In the first quarter of 2020, we acquired three 2010-built Medium Gas Carriers, the
Gaschem Bremen
, the
Eco Evoluzione (ex. Gaschem Stade)
and the
Gaschem Hamburg
, of an aggregate capacity of 105,650 cbm pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest. These joint venture vessels are managed by our manager, Stealth Maritime. As of April 1, 2021, two out of the three medium range gas carriers acquired in 2020 are also managed by a third party manager through the end of their current charters, at which time the management is expected to be fully performed by Stealth Maritime.
Commercial and Technical Management of Our Fleet
We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking
and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest, and Jebsens Maritime Inc. – previously Selandia Crew Management Philippines Inc, both based in Manila, and Brave Maritime (an affiliate of Stealth Maritime) based in Greece. As of April 1, 2021, the technical management of two of our ships was subcontracted by Stealth Maritime to Brave Maritime.

These crew and technical managers are supervised by Stealth Maritime. As of April 1, 2021, four of our wholly owned LPG vessels along with two of the three medium range gas carrier JV vessels acquired in the first quarter of 2020 under one of our JV arrangement were also managed by third party managers.
Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day (except for four vessels for which a fixed daily fee of $280 is charged by Stealth Maritime as part of the services is currently provided by third party managers) on a monthly basis in advance, pro-rated
for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in
any LPG carrier without first offering the opportunity to
charter-in
such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers.
The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal
is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2022.
For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.
Crewing and Employees
Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2020, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., and Jebsens Maritime Inc.—previously Selandia Crew Management Philippines Inc., which are both based in Manila, were responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management (excluding our aframax tanker for which crew management is provided by another crew manager), to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.
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
In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2021 and including our eight JV vessels, we had 12 vessels operating in the spot market, 21 vessels on time charters expiring in 2021, 12 on time charters expiring from 2022 to 2024 and 5 on bareboat charters expiring from 2021 to 2022. In terms of charter coverage as of April 1, 2021, we had 52% of the available calendar days fixed under period charters for 2021, and 11% for 2022.
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
Customers
Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2020, we had two customers accountable for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered
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
In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.
We currently have no committed capital expenditure obligations for the installation of scrubbers.
More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with
“non-identical”
engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.
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
The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has been issued or will be issued a ballast water management plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.
The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (“IBC Code”) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014, and additional requirements regarding stability, tank purging, venting and inerting requirements entered into force in January 2016. Further amendments to the IBC Code entered into force on January 1, 2021 including revisions to carriage requirements for products. We may need to make certain expenditures to comply with these amendments.
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
The current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,300 per gross ton or $19,943,400, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
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
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject as discussed above. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.
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
On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this report, the United States Coast Guard has approved forty Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

Climate Control Initiatives
Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 would build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The draft amendments will be put forward for formal adoption at MEPC 76, to be held during 2021. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.
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
Vessel Recycling Regulations
The EU has adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged
vessels calling on EU ports of call beginning on December 31, 2020.

Classification and Inspection
All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of Shipping and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked
every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.
In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a pre-condition
to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.
All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Vessels are dry docked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.
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
Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.
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
Competition
We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2021, our LPG carrier fleet, including our eight JV vessels, had an average age of 9.0 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2021, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.
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
C. Organizational Structure
As of April 1, 2021, other than the entities owning the JV Vessels, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.
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
Overview
We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. As of December 31, 2020, we operated a fleet of 45 LPG carriers, including eight JV vessels, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”), three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil, and had contracted to acquire one LPG carrier newbuilding under construction which was delivered in February 2021. As of April 1, 2021, our fleet is composed of 46 LPG carriers including eight JV vessels which aggregate 165,121 cbm with a total capacity of approximately 436,692 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. For the years ended December 31, 2018, 2019 and 2020, we owned an average of 50.8, 42.6 and 41.6 vessels, respectively, generating revenues of $164.3 million, $144.3 million and $145.0 million, respectively.
In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the
Gas
Haralambos
, the
Gas Defiance
, the
Gas Shuriken
and the
Eco Lucidity
, to a leading maritime-focused investor. We and our manager, Stealth Maritime, continue to manage these vessels. These four vessels were classified as held for sale as of December 31, 2018, and following the closing date of these sales, the entities owning these vessels, including associated debt totaling $30.1 million, are no longer fully consolidated in our balance sheet as we and the investor have joint control over these entities. In the second quarter of 2019 we acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula, with this same investor, in which we have a 50.1% equity interest. In the first quarter of 2020, a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and joint control, acquired three 2010-built Medium Gas Carriers, the
Gaschem Hamburg
, the
Gaschem Stade
and the
Gaschem Bremen
, of an aggregate capacity of 105,650 cbm. Due to the joint control over these entities, our equity interest percentages in the entities owning these eight vessels, are accounted for under the equity method.
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

As of April 1, 2021 and excluding our JV vessels, 4 of our LPG carriers and 1 of our medium range product carriers were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet excluding our JV vessels, as of April 1, 2021, 10 were employed in the spot market, with the remaining vessels deployed on period charters. As of April 1, 2021 and excluding our JV vessels, 58% of our anticipated fleet days were covered by period charter contracts for the remainder of 2021 and 14% for 2022. The corresponding forward coverage as of April 1, 2020 was 66% for the remainder of 2020 and 28% for 2021. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days
. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire
days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In the first quarter of 2019, we agreed to sell a 49.9% equity interest in the entities owning four of our LPG carriers. We may also elect to sell additional vessels in our fleet from time to time, generally older and smaller vessels, such as the two old LPG carriers we sold in 2020, one LPG carrier we agreed to sell in 2019 (excluding four of our vessels in which we sold a 49.9% equity interest in our joint venture arrangement) and seven LPG carriers we agreed to sell in 2018. Four of our LPG carriers are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels, which expire in 2022. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

•
Voyage days
. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire
days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•
Fleet utilization; Fleet operational utilization
. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire
for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•
Cyclicality
. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and until the beginning of 2020, when the broader shipping market was globally affected by the outbreak of the
COVID-19
virus and the resulting disruptions to the international shipping industry and energy demand, including the recent sharp decline in the price of oil, have and could continue to negatively affect small and medium range LPG carrier charter rates.

As of April 1, 2021 and including our JV vessels, we had 12 vessels trading in the spot market and 22 vessels with period charters expiring in 2021. Charter rates currently face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG, particularly resulting from the
COVID-19
outbreak and lower oil prices, as well as reduced supply in the event of lower oil and natural gas production. With regards to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regards to the four tankers in our fleet, two of our product carriers are employed on fixed-rate time charters expiring in August 2021 and March 2022, respectively, and one product carrier is deployed on fixed rate bareboat charter expiring in
September 2021, while the Aframax tanker is deployed on a fixed-rate time charter expiring in September 2021. Accordingly, we are exposed to prevailing charter rates in the product and crude tanker sectors when these vessels’ existing charters expire. Currently tanker charter market rates are very weak, reflecting the impact of the
COVID-19
pandemic which has reduced demand for oil and in turn demand the seaborne transportation of oil and oil products, and production cuts.

•
Seasonality
. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2017, 2019 and 2020 however, the fourth quarter of 2018 did not exhibit this strength mainly due to a weakness in the Asian LPG market. Our product carriers are currently deployed on short term period charters expiring in 2021 and 2022 while our Aframax tanker is on a time charter expiring in 2021. The short term duration of these period charters and their potential operation in the spot market, may expose us to seasonal changes in the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, to the extent we charter our tankers on shorter term charters.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages are denominated, can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements.
Impact of
COVID-19
on our Business
The spread of the
COVID-19
virus, which was declared a pandemic by the World Health Organization in March 2020, has caused and will likely continue to cause substantial disruptions in the global economy and trade, including reduced demand for energy, with many countries, ports and organizations, including those where we conduct a large part of our operations, having implemented measures to combat the outbreak, such as quarantines and travel restrictions. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LPG and oil. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at attractive rates in 2020, and may continue to do so, particularly for our vessels in the spot market or with charters expiring in 2021, as demand for additional charters could continue to be affected. Our business, and the LPG shipping industry as a whole, is also likely to be impacted by delays in crew changes as well as delays in the construction of new-build
vessels, scheduled
dry-dockings,
intermediate or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020, and may continue to do so in 2021. The extent to which
COVID-19
will impact our future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the virus and the actions to contain or treat its impact.
In response to the pandemic, we have instituted enhanced safety protocols such as regular disinfection of our on-shore
facilities, regular employee
COVID-19
testing, digital temperature reading facilities, limitation of on-site
visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense.
Joint Ventures
As of April 1, 2021, eight of the vessels in our fleet were owned through two separate joint venture arrangements. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired with the same JV arrangement a 38,000 cbm LPG carrier in the second quarter of 2019 in which we also have a 50.1% equity interest. See “Note 7 Investments in Joint Ventures” in our audited consolidated financial statements include elsewhere in this report, for additional information regarding this joint venture. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020. We report our equity interest in these joint ventures under the equity method of accounting.
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
Voyage Expenses
Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 and then following a rise, decreased again at the beginning of 2020 and remained at low levels for the majority of the year, after the onset of the COVID
-19
pandemic, accounted for 47.2% of total voyage expenses for the year ended December 31, 2020, 48.0% of total voyage expenses for the year ended December 31, 2019, and 56.3% of total voyage expenses for the year ended December 31, 2018. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2020, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 7.8%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2021, we had 10 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2020 was 4 and as of April 1, 2019 was 7.
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
Management Fees
During each of the years ended December 31, 2018, 2019 and 2020, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter (except for four vessels for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day
basis.
General and Administrative Expenses
We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash
executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Chief Technical Officer and Internal Auditor. During the year ended December 31, 2020, such compensation was in the aggregate amount of $1.0 million.
Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking
We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2020, we dry docked seven vessels at a total cost of $3.6 million, while in 2019, two small LPG vessels underwent drydocking and one small LPG vessel completed its docking survey at a total cost of $1.1 million. We expect that during 2021 our dry docking costs will be higher than in 2020, as nine vessels are scheduled to be dry docked.
Impairment Loss
Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31 2020, 2019 and 2018, we recognized an impairment loss of $3.9 million on four of our oldest vessels, $1 million on two of our oldest vessels and $11.4 million on eleven of our vessels respectively.
Net (Gain)/Loss on Sale of Vessels
The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. Depreciation is calculated using the straight line method, from the date the vessel was originally built, over an estimated useful life of 25 years for the tankers in our fleet and 30 years for the LPG carriers in our fleet. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton.
In 2020, we sold and delivered to their new owners two of our LPG vessels, the
Gas Nemesis II
and the
Gas Pasha
, both for further trading for which we recognized an aggregate loss of $1.1 million. In 2019, we sold 49.9% equity stake of four of our small LPG vessels, the
Gas Defiance
, the
Gas Shuriken
, the
Gas Haralambos
and the
Eco Lucidity
to our joint venture arrangement. In addition, in 2019, we sold and delivered to their new owners the
Gas Sincerity
, the
Gas Texiana
, and the
Gas Ethereal
, all for further trading; from these sales we recognized an aggregate loss of $0.5 million. Another two of our vessels, the
Gas Sincerity
and the
Gas Texiana
, which were agreed to be sold in 2018, were delivered to their new owners in the first quarter of 2019.
During the year ended December 31, 2014, we sold two vessels, the
Gas Cathar
and the
Gas Premiership
, that were leased back by our Company on a bareboat hire basis. The aforementioned transaction is classified as a sale and lease back transaction and in accordance with U.S. GAAP ASC
840-40,
the net gain on sale of vessels of $0.8 million must be amortized throughout the lease period of the vessels. The lease for the
Gas Cathar
expired in the first quarter of 2020 while the lease for the
Gas Premiership
expired in the fourth quarter of 2018.
Loss on Derivatives
All of our six interest rate swaps, as of December 31, 2020, are accounted for as cash flow hedges (2019: six of our nine interest rate swaps) and the changes in their fair values are recorded in “Accumulated other comprehensive loss”. All changes in the fair value of our cash flow interest rate swaps that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to incidences where such arrangements qualify for hedge accounting, due to the recognition of non-cash
fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.
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
We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2020, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

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
Based on our historical experience and future expectations, we believe the use of different assumptions for these items depending on whether a vessel is less than 20 years old or 20 years old or more, provides a better estimate of the expected future chartering profile and associated operating costs to calculate future cash flows. Such assumptions are highly subjective.
With regards to operating expenses, these were based on historical trends.
During the first nine months of 2020, the Company identified and recorded an impairment loss of $2,836,805 for two of its vessels, the
Gas Pasha
and the
Gas NemesisII
, which were agreed to be sold for further trading and an impairment loss of $305,607 for the
Gas Galaxy
for which the undiscounted estimated future net operating cash flows did not exceed its carrying value. As of December 31, 2020, the Company identified and recorded an additional impairment loss of $714,895 relating to the vessel
Gas Monarch
, for which the estimated future net operating cash flows did not exceed its carrying value.
During the first nine months of 2019, the Company identified and recorded no impairment loss for any of its vessels. As of December 31, 2019 the Company recorded an impairment loss of $993,916 relating to two of its oldest vessels
Gas Galaxy
and
Gas Pasha
. In each of these cases the estimated future undiscounted net operating cash flows of each of these vessels did not exceed the respective vessel’s carrying value.
During the first nine months of 2018, the Company identified and recorded an impairment loss of $8,161,963 for seven of its vessels, the
Gas Legacy
, the
Gas Enchanted
, the
Gas Evoluzione
, the
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
new-buildings.
Sensitivity Analysis.
The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2020 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2020, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year
historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2020 rates as compared with the base rates for the vessels		5-year historical average rate		3-year historical average rate		1-year historical average rate
	of less than twenty years of age	of twenty years of age and above	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	1.55%	5.52%	1	0.7	1	0.7	2	2.8
Product Carriers	-20.45%	—	3	34.6	3	34.6	3	34.6
Aframax Tanker	0.33%	—	—	—	—	—	—	—
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
Based on the carrying value of each of our vessels held for use as of December 31, 2020 and what we believe the charter-free market values of each of these vessels was as of December 31, 2020, 25 of our 41 owned vessels in the water had current carrying values, before the impairment loss recorded in 2020, above their market values (24 of our 41 vessels in the water as at December 31, 2019). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $73 million and $62 million as of December 31, 2020 and 2019, respectively. However, we believe that with respect to each of these 25 vessels except for the
Gas Monarch
for which we recorded an impairment loss as of December 31, 2020, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.
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
Vessel depreciation:
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 or 30 years from date of initial delivery from the shipyard depending on the vessel type. We believe that a
30-year
depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a
25-year
depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2020 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.
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
Results of Operations
Year ended December 31, 2020 compared to the year ended December 31, 2019
The average number of vessels in our fleet was 41.6 for the year ended December 31, 2020 compared to 42.6 for the year ended December 31, 2019.
REVENUES—Voyage revenues for the year ended December 31, 2020 were $145.0 million compared to $144.3 million for the year ended December 31, 2019, an increase of $0.7 million, primarily due to higher revenues stemming from our time charter contracts along with a reduction of our bareboat activity, partially offset by the reduction of our fleet calendar days by 6.3% and the significant reduction in the calendar days of our charter-in
vessels. Total calendar days for our fleet were 15,292 for the year ended December 31, 2020 compared to 16,328 for the year ended December 31, 2019, due to the decrease in the number of our charter-in
vessels and the average number of vessels in our fleet. Of the total calendar days in 2020, 3,426 or 22.4% were bareboat charter days, 9,016 or 59.0% were time charter days and 2,637 or 17.2% were spot days. This compares to 4,191 or 25.7% bareboat charter days, 9,350 or 57.3%-time charter days and 2,689 or 16.5% spot days in 2019. Our fleet operational utilization was 96.1% and 97.5% for the years ended December 31, 2020 and December 31, 2019, respectively.
VOYAGE EXPENSES—Voyage expenses were $14.1 million for the year ended December 31, 2020 compared to $17.0 million for the year ended December 31, 2019, a decrease of $2.9 million, or 17.1%, mostly attributed to the 18.7% reduction in bunker costs due to low prevailing oil prices. Voyage expenses consisted largely of bunker charges amounting to $6.6 million for 2020 compared to bunker charges amounting to $8.2 million for 2019, a decrease of $1.6 million. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $2.9 million for the year ended December 31, 2020 compared to $3.2 million for the year ended December 31, 2019, a decrease of $0.3 million and commissions to third parties which were $2.7 million for both years ended December 31, 2020 and December 31, 2019.
VESSEL OPERATING EXPENSES— Vessel operating expenses were $53.3 million for the year ended December 31, 2020 compared to $49.6 million for the year ended December 31, 2019, an increase of $3.7 million, or 7.5%. The increase in operating expenses was due to the reduction in the number of our vessels on bareboat- since under bareboat charter arrangements we are not responsible for vessel operating expenses, in conjunction with increased crew costs faced due the
COVID-19
pandemic. Other components of vessel operating expenses were repairs and maintenance costs which increased from $5.7 million in the year ended December 31, 2019 to $6.6 million in the year ended December 31, 2020 mainly due to several of our vessels coming off bareboat that required additional fittings and repairs.
DRY DOCKING COSTS—Dry docking costs were $3.6 million for the year ended December 31, 2020 compared to $1.1 million for the year ended December 31, 2019, an increase of $2.5 million, or 227.3%. Dry docking costs for the year ended December 31, 2020 related to the dry docking of seven vessels while the costs for the same period of last year related to the docking survey of one small LPG, and the dry docking of two LPG vessels.
MANAGEMENT FEES—Management fees were $5.6 million for the year ended December 31, 2020 compared to $5.7 million for the year ended December 31, 2019, a decrease of $0.1 million or 1.8%. The decrease was due to the lower average number of vessels in the fleet. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for four vessels for which a fixed daily fee of $280 is charged) and $125 per day for vessels under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES— General and administrative expenses for the year ended December 31, 2020 were $2.3 million compared to $3.7 million for the year ended December 31, 2019, a decrease of $1.4 million or 37.8%, mainly due to fact that for the year ended December 31, 2019 share based compensation expenses were incurred, which was not the case for the year ended December 31, 2020 since all the shares awarded under our equity compensation plan vested in August 2019. Included in the general and administrative expenses for the years ended December 31, 2020 and December 31, 2019 were $1.0 million and $1.1 million respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.
DEPRECIATION—Depreciation expenses for the 41.6 average number of vessels in our fleet for the year ended December 31, 2020 were $37.5 million compared to $37.7 million for the 42.6 average number of vessels in our fleet for the year ended December 31, 2019, a decrease of $0.2 million or 0.5%. This decrease in depreciation expenses was due to the net reduction of the average number of vessels in our owned fleet.
IMPAIRMENT LOSS—During the year ended December 31, 2020 the Company recognized an impairment loss of $3.9 million for four of its oldest LPG vessels. During the year ended December 31, 2019 the Company recognized an impairment loss of $1.0 million for two of its oldest vessels.
NET / LOSS ON SALE OF VESSELS—During the year 2020, we sold and delivered to their new owners, the
Gas Nemesis II
and the
Gas Pasha
for which we incurred an aggregate net loss on the sale of these vessels of $1.1 million. In the year 2019 we concluded the sales of the
Gas Sincerity,
the
Gas Texiana,
and the
Gas Ethereal,
for which we incurred a net loss of $0.5 million on the sale of these vessels.
INTEREST AND FINANCE COSTS—Interest and finance costs were $14.1 million for the year ended December 31, 2020 compared to $21.0 million for the year ended December 31, 2019, a decrease of $6.9 million, or 32.9%. The sharp decrease in interest and finance cost was mostly attributed to the decline of LIBOR rates in 2020, along with the decrease of our indebtedness.
INTEREST INCOME—Interest income was $0.2 million for the year ended December 31, 2020 compared to $0.8 million for the year ended December 31, 2019, a decrease of $0.6 million due to less time deposits, and lower deposit rates offered compared to rates offered in the same period of last year.
EQUITY EARNINGS IN JOINT VENTURES—was $2.7 million for the year ended December 31, 2020 compared to $0.5 million in the year ended December 31, 2019. The $2.2 million increase in 2020 compared to 2019 was mainly due to the profitability of our second Joint Venture arrangement in which we hold a 51% equity interest and comprises of three secondhand 35,000 Medium Gas Carriers. This Joint Venture arrangement commenced operations in the first quarter of 2020.
NET INCOME—As a result of the above factors, we recorded a net income of $12.0 million for the year ended December 31, 2020, compared to net income of $2.1 million for the year ended December 31, 2019.

Year ended December 31, 2019 compared to the year ended December 31, 2018
The average number of vessels in our fleet was 42.6 for the year ended December 31, 2019 compared to 50.8 for the year ended December 31, 2018.
REVENUES—Voyage revenues for the year ended December 31, 2019 were $144.3 million compared to $164.3 million for the year ended December 31, 2018, a decrease of $ 20.0 million, primarily due to the strategic decision to sell mostly older small LPG vessels for further trading. Total calendar days for our fleet were 16,328 for the year ended December 31, 2019 compared to 19,554 for the year ended December 31, 2018; due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2019, 4,191 or 25.7% were bareboat charter days and 9,350 or 57.3% were time charter days and 2,689 or 16.5% were spot days. This compares to 4,691 or 24.0% bareboat charter days and 11,005 or 56.3%-time charter days and 3,667 or 18.8% spot days in 2018. Our fleet operational utilization was 97.5% and 95.5% for the years ended December 31, 2019 and December 31, 2018, respectively.
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
IMPAIRMENT LOSS—During the year ended December 31, 2019 the Company recognized an impairment loss of $1.0 million for two of its oldest LPG vessels. During the year ended December 31, 2018 the Company recognized an impairment loss of $11.4 million for eleven of its vessels, six of which were classified as held for sale as of December 31, 2018. With regards to the remaining five vessels for which we incurred impairment charges, one was delivered to her new owners in the second quarter of 2018, three were delivered to their new owners in the third quarter of 2018 while the remaining one was delivered to her new owners in the fourth quarter of 2018.
NET (GAIN)/ LOSS ON SALE OF VESSELS—During the year 2019 we delivered to their new owners, the
Gas Sincerity
, the
Gas Texiana
and we agreed and concluded the sale of the
Gas Ethereal
from all of which we incurred a net loss on the sale of these vessels of $0.5 million. During the year ended December 31, 2018 we agreed to the sale of seven vessels. Five of these vessels the
Gas Enchanted
, the
Gas Evoluzione
, the
Gas Legacy
, the
Gas Sikousis
, and the
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
EQUITY GAIN IN JOINT VENTURES—was $0.49 million in the year ended December 31, 2019 compared to nil in the year ended December 31, 2018, which related to the financial performance of our joint venture established in the first quarter of 2019, pursuant to which we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the
Gas
Haralambos
, the
Gas Defiance
, the
Gas Shuriken
and the
Eco Lucidity
, and acquired a 2007-built, 38,000 cbm LPG carrier, the
Eco Nebula
, in the second quarter of 2019 in which we also have a 50.1% equity interest.
NET INCOME/(LOSS)—As a result of the above factors, we recorded a net income of $2.1 million for the year ended December 31, 2019, compared to net loss of $12.3 million for the year ended December 31, 2018.
B. Liquidity and Capital Resources
As of December 31, 2020, we had cash and cash equivalents of $38.2 million, restricted cash of $1.3 million classified as current assets, and restricted cash of $13.5 million, classified as non-current
assets.
Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.

We had net proceeds from vessel sales of $5.3 million in 2020, $18.7 million in 2019 and $29.7 million in 2018. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock.
Our liquidity needs, as of December 31, 2020 through the end of 2021, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses as well as to committed capital expenditures and any vessel acquisitions we elect to make either independently or in collaboration with a third party investor. As of December 31, 2020, our committed capital expenditures consisted of the delivery installment amounting to $23.2 million for the 11,000 cbm LPG carrier newbuilding that was delivered in February 2021. The construction cost of this vessel was partially financed by a bank loan amounting to $18.9 million. Furthermore, we have nine scheduled drydockings for 2021, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for water ballast system installations.
As of December 31, 2020, our aggregate debt outstanding, net of deferred finance charges, was $351.8 million, of which $40.5 million was classified as a current liability.
We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements, as well as the expected impact of the
COVID-19
pandemic on the global economy and our business which could however, be even more severe than currently anticipated.
For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.
Our dividend policy and stock repurchases will also affect our liquidity position. See “Item 8. Financial Information—Dividend Policy.” On May 23, 2019, we publicly announced that our Board of Directors authorized the repurchase of up to $10,000,000 of shares of our common stock. As of March 31, 2020, 900,702 shares of common stock had been repurchased for an aggregate of $2.8 million (excluding commissions), with the average purchase price of $3.16 per share.
No repurchases have been made under this program since March 2020.
In April 2020, we repurchased a total of 1,366,045 shares of our common stock through a tender offer, which was announced on March 31, 2020, at a price of $2.10 per share, for a total cost of $2.9 million, excluding fees and expenses. We had also repurchased, under a prior repurchase program, $20.3 million of shares of common stock from 2014 through mid-2016.
Cash Flows
Net cash provided by operating activities—was $52.1 million for the year ended December 31, 2020, $30.8 million for the year ended December 31, 2019 and $37.8 million for the year ended December 31, 2018. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in 2020 compared to 2019, mainly due to the increase in our profitability, and due to lower outflow of payments to Stealth Maritime in 2020 compared to year 2019.
Net cash (used in)/provided by investing activities—was an outflow of $58.1 million in 2020, while net cash provided by investing activities was $33.5 million for the year ended December 31, 2019 and net cash used in investing activities was $78.6 million for the year ended December 31, 2018.
In 2020, we acquired two small newbuilding LPG vessels, the
Eco Alice
and the
Eco Texiana
for $44.0 million, sold two of our older vessels, the
Gas Pasha
and
Gas Nemesis II,
each for further trading with net sale proceeds of $5.3 million, and acquired through our JV arrangement established in early 2020 and in which we hold an equity participation of 51%, three Medium Gas Carrier vessels, for which we paid $42.0 million in 2020. In addition, an amount of $26.8 million was returned to us by the unconsolidated joint ventures, as a return of investment.
During 2019, our net proceeds from sale of vessels were $18.7 million corresponding to the sale of three small LPG vessels
,
the
Gas Sincerity
, the
Gas Texiana
and the
Gas Ethereal
. In addition, during 2019 we sold to a Joint Venture scheme a 49.9% equity stake in four of our small LPG vessels, the
Gas Defiance,
the
Gas Shuriken,
the
Eco Lucidity
and the
Gas Haralambos
, with proceeds from the sale of interest in subsidiaries amounting to $20.7 million. With regard to vessel acquisitions, during 2019, we acquired, under our JV arrangement, a 50.1% equity stake in a 38,000 cbm LPG vessel the
Eco Nebula
for which we paid an amount of $10.6 million. Furthermore, an amount of $7.4 million was returned to us by the unconsolidated joint ventures, as a return of investment. Finally, within 2019 we made an advance payment of $3.0 million for an 11,000 cbm LPG vessel which was delivered in February 2021.
During 2018, we acquired three 22,000 cbm new LPG semi-refrigerated vessels, the
Eco Ice
, the
Eco Arctic
and the
Eco Freeze
, for which we paid a total of $108.3 million. During 2017, we acquired one LPG vessels, the
Eco Frost
,
for which we paid a total of $33.3 million, while we paid an amount of $27.3 million as advances related to the three remaining LPG newbuilding deliveries, two of which were delivered in January 2018 and one in April 2018. With regard to the sale of vessels, during 2018, we agreed to sell seven vessels, all for further trading. Five of these vessels, the
Gas Enchanted
, the
Gas Evoluzione
, the
Gas Legacy
, the
Gas Sikousis
, and the
Gas Marathon
were delivered to their new owners within 2018 with net sale proceeds of $29.1 million.
Net cash (used in)/ provided by financing activities— Net cash used in financing activities was $23.1 million for the year ended December 31, 2020, consisting mainly of $41.8 million of loan repayments, $27.1 million of bank borrowing proceeds, $5.8 million of advances paid to our joint venture arrangements and $3.9 million spent under our stock repurchase program. Net cash used in financing activities was $61.6 million for the year ended December 31, 2019, consisting mainly of $33.5 million in proceeds from long-term debt offset by $97.4 million in loan repayments, of which $42.1 million were regular loan period installments. The remaining $55.3 million includes mostly loan repayments associated with vessels sold in 2019 and a small portion of debt repayment associated with some loan restructurings. Net cash provided by financing activities was $57.3 million for the year ended December 31, 2018, consisting mainly of $115.7 million in proceeds from long-term debt, while $56.7 million in loan repayments of which $46.7 million were regular loan installments and $10.0 million were voluntary repayments of existing credit facilities of two of our vessels agreed to be sold.
As and when we identify assets that we believe will provide attractive returns, we generally enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then existing fleet.
Credit Facilities
We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness net of deferred finance charges of $351.8 million, as of December 31, 2020, which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 28, 2019	$9.08	Apr 2024	Quarterly	$0.32	$4.60	Gas Astrid, Gas Exelero
December 14, 2018	$9.69	Dec 2023	Quarterly	$0.55	$3.09	Stealth Berana,
	$7.90	Dec 2023	Quarterly	$0.20	$5.48	Eco Invictus
August 6, 2019	$18.60	Mar 2024	Quarterly	$0.83	$7.88	Gas Elixir Gas Cerberus Gas Myth
July 5, 2019	$18.26	July 2026	Quarterly	$0.79	$0.0	Gas Husky Gas Esco
March 29, 2019	$13.70	Dec 2022	Quarterly	$1.13	$4.63	Gas Alice, Gas Inspiration, Gas Imperiale
						Clean Thrasher
August 7, 2019	$7.96	Mar 2021	Semi-Annual	$0.63	$7.33	Eco Stream
	$7.96	Jun 2021	Semi-Annual	$0.63	$7.33	Eco Chios
	$9.50	Jul 2022	Semi-Annual	$0.54	$7.33	Eco Galaxy
June 20, 2014	$6.17	Jan 2023	Quarterly	$0.17	$4.64	Eco Corsair
	$6.60	Jan 2023	Quarterly	$0.19	$4.93	Eco Elysium
July 29, 2014	$7.13	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$7.13	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe
July 4, 2014	$7.11	Aug 2021	Quarterly	$0.20	$6.50	Eco Czar
	$7.11	Sep 2021	Quarterly	$0.20	$6.50	Eco Nemesis
August 6, 2019	$10.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Dream
	$10.75	Sep 2022	Quarterly	$0.25	$9.00	Eco Green
	$10.95	Feb 2023	Quarterly	$0.25	$8.74	Eco Nical
	$11.19	Jun 2023	Quarterly	$0.25	$8.74	Eco Dominator
December 24, 2015	$7.47	Dec 2022	Quarterly	$0.19	$5.97	Eco Royalty
	$7.47	Dec 2022	Quarterly	$0.19	$5.97	Eco Loyalty
December 7, 2017	$6.60	Dec 2022	Quarterly	$0.33	$4.00	Magic Wand
	$7.41	Dec 2022	Quarterly	$0.36	$4.50	Stealth Bahla
May 18, 2016	$25.39	May 2025	Quarterly	$0.51	$16.25	Eco Frost
	$27.45	Dec 2025	Quarterly	$0.52	$16.57	Eco Ice
March 1, 2017	$28.55	Jan 2026	Quarterly	$0.63	$15.23	Eco Arctic
	$28.97	Apr 2026	Quarterly	$0.63	$15.11	Eco Freeze
June 19, 2020	$11.12	June 2026	Quarterly	$0.19	$6.90	Eco Texiana
April 30, 2020	$15.60	Nov 2026	Quarterly	$0.22	$10.62	Eco Alice
On January 11, 2021, we entered into a term loan with a bank to refinance the existing term loan dated August 7, 2019. The new term loan is up to $25,000,000 and will be repayable in twenty consecutive quarterly installments, with the first installment commencing three months after the drawdown. Obligations with a maturity of less than one year relating to the previous loan amounting to $14,260,000, have been presented as long-term in accordance with U.S. GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company entered in January 2021 discussed above.
On January 19, 2021, we entered into a term loan with a bank to refinance the existing term loans dated July 4, 2014, June 20, 2014 and December 24, 2015. The new term loan is up to $45,000,000 and will be repayable in twenty-eight consecutive quarterly installments, with the first installment commencing three months after the drawdown. Obligations with a maturity of less than one year relating to the previous loan amounting to

$13,627,078, have been presented as long-term in accordance with U.S. GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company entered in January 2021 discussed above.
The interest rates on the outstanding loans as of December 31, 2020 are based on LIBOR plus a margin which varies from 2.15 % to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 3.58% for the year ended December 31, 2020 and 4.91% for the year ended December 31, 2019. As of December 31, 2020, $81.1 million of our outstanding loans were covered by interest rate swap agreements paying fixed rates ranging from 1.52% to 2.89% and received floating rates based on LIBOR. Under our credit facilities we had an undrawn borrowing capacity of $18.9 million, as of December 31, 2020, which amount was drawn in the first quarter of 2021.
As of April 1, 2021, five
of our vessels, the
Gas Prodigy,
the
Gas Flawless,
the
Gas Monarch,
the
Gas Spirit
and the
Gas Galaxy,
were unencumbered.
Financial Covenants
Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•
maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of a range from 120% to 135% depending on our different loan agreements;

•	ensure that our ratio of EBITDA (as defined in the loan agreements) to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•
to maintain on a monthly basis a cash balance amounting to $1,308,971 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $12,015,820 in the earnings account with the relevant banks.

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

C. Research and Development, Patents and Licenses
None.
D. Trend Information
Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter rates are determined by the underlying balance in demand and supply for vessels of the type that comprise our fleet. Demand for LPG transportation is influenced by various global economic factors and trade patterns, while the supply is primarily a factor of the fleet growth, determined by the number of vessels in the order book entering the fleet and the number of vessels exiting the fleet, primarily sold for demolition. As a result, the LPG shipping sector has been a highly cyclical industry experiencing volatility in charter hire rates and vessel values.
After a difficult period following the global financial crisis we saw some improvement from the fourth quarter of 2011 to the third quarter of 2014, LPG and tanker charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and after reasonable improvement between the second half of 2017 and the first quarter of 2019, again declined, having been negatively impacted by the decrease in global demand for energy resulting from the COVID- 19 pandemic. In the first quarter of 2021, charter rates remain well below levels reached in 2007 and 2008. Although prospects for the small LPG segment currently appear favorable mid and long term, as the order book for 2021 and the next couple of years is negligible, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Global financial conditions remain volatile, in particular due to the
COVID-19
pandemic, the duration and after-effects of which continue to remain uncertain, with potentially far reaching effects on the shipping industry, and it may continue to negatively impact demand for seaborne transportation of LPG, oil and oil products which may further decrease in the future. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the first quarter of 2021, also impacts demand for seaborne transportation of LPG, crude oil and oil products. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG, particularly supply in the United States and the economies of the Middle East, where large quantities are produced, and demand in the Far East and developing countries like Asia and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.
As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions, credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities to partially finance their acquisitions.
E. Off Balance Sheet Arrangements
We do not have any
off-balance
sheet arrangements.

F. Contractual Obligations
Contractual obligations as of December 31, 2020 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2021)	1-3 years (2022-2023)	3-5 years (2024-2025)	More than 5 years (After January 1, 2026)
Long-term debt obligations	$353,529	$41,162	$138,165	$88,244	$85,958
Interest on principal amounts outstanding(1)	$35,437	$8,229	$14,026	$10,513	$2,669
Interest on interest rate swap arrangements outstanding(1)	$4,499	$1,703	$2,164	$632	—
Management fees(2)	$8,882	$5,921	$2,961	—	—
Vessel purchase commitments	$23,152	$23,152	—	—	—
Executive fees	$586	$586	—	—	—

Total	$426,085	$80,753	$157,316	$99,389	$88,627

(1)	Based on assumed 3M LIBOR rates of 0.199% for 2021, 0.341% for 2022, 0.865% for 2023, 1.482% for 2024, and 1.949% for 2025 and 2.214% thereafter and the effect of our interest rate swap arrangements.
(2)
Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (apart from four vessels for which some services are currently provided by third party managers, where a fixed daily fee of $280 is charged by Stealth Maritime). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. The initial term of our management agreement with Stealth Maritime expired in June 2010, but is extended on a year-to-year
basis thereafter, unless six months’ written notice is provided prior to the expiration of the term. No such notice was provided up to December 31, 2020, therefore the current term of our management agreement expires in June 2022.

G. Safe Harbor
See the section entitled “Forward-Looking Information and Risk Factor Summary” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees
A. Directors, Senior Management and Employees
The following table sets forth, as of April 1, 2021, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	43	Chief Executive, President, Chief Financial Officer and Class III Director	2004	2021
Michael G. Jolliffe	71	Chairman of the Board, Class II Director	2004	2022
Markos Drakos	61	Class I Director	2006	2023
John Kostoyannis	55	Class II Director	2010	2022
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
and Vice Chairman of Tsakos Energy Navigation Ltd, a crude oil and product carrier and LNG shipping company listed on the New York Stock Exchange. He is CEO of Tsakos Containers Navigation Ltd. He is also Chairman of the Wighams Group of companies, owning companies involved in shipbroking, agency representation and capital market businesses. Mr. Jolliffe is also a Trustee of The Honeypot children’s charity.
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
B. Compensation of Directors and Senior Management
The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket
expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket
expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Chief Technical Officer, as well as prior to August 31, 2019, our Deputy Chairman and Executive Director. The aggregate of such cash compensation for the years ended December 31, 2018, 2019 and 2020 were $1.2 million, $1.1 million and $1.0 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all which vested in August 2019. We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2019 and 2020. We recognized share-based compensation expense of $0.3 million, $0.6 million and nil in 2018, 2019 and 2020, respectively.
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
At December 31, 2020 and April 1, 2021, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
We have no service contracts with any of our directors that provide for benefits upon termination of employment.
During the fiscal year ended December 31, 2020, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2020.
To promote open discussion among the independent directors, a majority of the directors met four times in 2020 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.
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
Committees of the Board of Directors
The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2021, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.
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
As of December 31, 2020, 317 officers and 316 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.
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
The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all of which shares vested in August 2019. No equity awards were made for the years ended December 31, 2020, 2019, 2017, 2016 and 2015. As of April 1, 2021, awards with respect to an aggregate of 264,621 shares of our common stock had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan.
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
A. Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2021 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2021 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 37,858,437 shares of common stock outstanding as of April 1, 2021. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number		Percentage
Principal Stockholders
Flawless Management Inc.(1)	7,105,453		18.8%
Glendon Capital Management L.P.(2)	6,498,794		17.2%
MSDC Management, L.P.(3)	3,516,652		9.3%
Russell Investments Group, Ltd.(4)	2,780,001		7.3%
Redwood Capital Management, LLC(5)	2,404,887		6.4%
Renaissance Technologies LLC(6)	2,300,800		6.1%

Executive Officers and Directors
Harry N. Vafias(1)	7,774,243		20.5%
Michael G. Jolliffe	32,430	*
Markos Drakos	18,214	*
John Kostoyannis	7,296	*
All executive officers and directors as a group (four persons)	7,832,183		20.7%

*	Less than 1%.
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

(3)
According to Amendment No. 3 to a Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 12, 2021, MSDC is the investment manager of, and may be deemed to beneficially own 3,516,652 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.

(4)	According to a Schedule 13G filed by Russell Investments Group, Ltd. on February 12, 2020.
(5)
According to Amendment No. 3 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Capital Management Holdings, LP, Double Twins K, LLC, Redwood Master Fund, Ltd. and Ruben Kliksberg, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 16, 2021.

(6)	According to Amendment No. 1 to a Schedule 13G jointly filed by and on behalf of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation on February 11, 2021.
We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2021, we had approximately 19 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 29,536,708 shares of common stock representing approximately 78% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 29,536,502 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United
States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.
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
dry-docking
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
Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc.. For the years ended December 31, 2018, 2019 and 2020, these crew management fees were $0.4 million, $0.9 million and $0.9 million, respectively. As of April 1, 2021, 38 vessels were being manned by Hellenic Manning Overseas Inc., with the intention of transferring the whole fleet to them.
In the year ended December 31, 2020, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated
for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For four LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime. Management fees for the years ended December 31, 2018, 2019 and 2020 were $7.0 million, $5.7 million and $5.6 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2018, 2019 and 2020 we paid $0.14 million, $0.10 million and $0.04 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2018, 2019 and 2020, total brokerage commissions of 1.25% amounted to $2.0 million, $1.8 million and $1.8 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2018, 2019 and 2020, the amounts of $1.6 million, nil and $0.4 million, respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.
Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.
For the years ended December 31, 2018, 2019 and 2020, the amounts of $0.2 million, $0.1 million and $0.05 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net loss on sale of vessels”. For the years ended December 31, 2018, 2019 and 2020, commission expenses relating to the sale of vessels of $0.2 million, nil and nil, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director (until August 31, 2019), Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2018, 2019 and 2020, such compensation was in the aggregate amount of $1.2 million, $1.1 million and $1.0 million, respectively.
Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year
basis thereafter unless
six-month
written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2019 and at December 31, 2020 was a liability of $2.1 million and $3.7 million, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with entities that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to a liability of $5.0 million and $1.0 million, as of December 2019 and 2020 respectively, represents revenues collected by us on behalf of these entities. For the entities under our second joint venture arrangement in which we own 51% equity interest the current account balance as of December 31, 2020 was nil.
On January 25, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi-refrigerated newbuilding vessels at Euro 490,000 per ship. On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000. For the years ended December 31, 2018, 2019 and 2020, the supervision fees amounted to $1.8 million, nil and $0.2 million, respectively, and were capitalized to the cost of the respective vessels.
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
Office Space
We lease office space from Stealth Maritime. In the years ended December 31, 2018, 2019 and 2020, we made lease payments of $84,686, $87,192 and $90,121, respectively. The lease rate for 2021 is €84,000 per year as per renewed contract effective from January 3, 2021.
Vessel Acquisition
On June 5, 2020, we entered into memoranda of agreement with companies affiliated with members of the Vafias family for the acquisition of the vessels “
Eco Alice
” and “
Eco Texiana
” for $24.0 million and $19.5 million, respectively. We took delivery of these vessels on September 30, 2020 and June 19, 2020, respectively.
JV Loan Guarantees
We have guaranteed to the respective lenders the performance of the loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2020 amounted to $58.0 million. With regards to the guarantee provided for the loan agreement entered into by one of these entities, the joint venture party owning 49% equity interest in this entity has provided to us a counter guarantee amounting to 49% of the outstanding loan balances of this entity. Total outstanding loan balances of this entity as of December 31, 2020 amounted to $46.9 million.
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

Please refer to Note 19 “Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this report.

Item 9.	The Offer and Listing
Trading on the Nasdaq Stock Market
Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”.

Item 10.	Additional Information
A. Share Capital
Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 43,183,684 shares were issued, including 5,325,247 shares repurchased by the Company and held as treasury stock, and 37,858,437 shares outstanding and fully paid as of December 31, 2020 and 5,325,247 shares repurchased by the Company and held as treasury stock, and 37,858,437 shares outstanding and fully paid as of April 1, 2021. All of our shares of stock are in registered form.
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
Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 20.5% of our shares of common stock as of April 1, 2021, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.
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
In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision,
Tidewater Inc. and Subsidiaries v. United States
, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the
Tidewater
decision, and in its discussion stated that the time charters at issue in
Tidewater
would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the
Tidewater
decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the
Tidewater
decision. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position. However, if the principles of the
Tidewater
decision were applicable to our time charters, or our new build deposits were treated as assets producing passive income, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

We do not believe that we were a PFIC for 2020. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2020. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2020 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2020, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2020 or any future taxable year.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a
“mark-to-market”
election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market
election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2020, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.
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
Interest rate risk
We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2020 and 2021. The swap valuations in the table presented below are presented from the Company’s perspective.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2020 (in millions)	Notional Amount December 31, 2020 (in millions)	Estimated Notional Amount December 31, 2021 (in millions)
Swap 1	November 4, 2015	August 4, 2021	$11.2	1.52%	3 month U.S. dollar LIBOR	$(0.07)	$7.11	$—
Swap 2	December 3, 2015	September 3, 2021	$11.2	1.55%	3 month U.S. dollar LIBOR	$(0.07)	$7.11	$—
Swap 3	August 16, 2017	May 16, 2025	$16.0	2.12%	3 month U.S. dollar LIBOR	$(0.86)	$12.70	$11.68
Swap 4	March 12, 2018	December 11, 2022	$21.6	2.74%	3 month U.S. dollar LIBOR	$(0.60)	$14.01	$11.26
Swap 5	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar LIBOR	$(2.68)	$27.45	$25.38
Swap 6	February 16, 2019	February 16, 2024	$14.5	2.89%	3 month U.S. dollar LIBOR	$(0.96)	$12.70	$11.68
Total						$(5.24)	$81.08	$60.00
As of December 31, 2020, total bank indebtedness of the Company was $353.5 million, of which $81.1 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2020, we paid fixed rates ranging from 1.52% to 2.89% and received floating rates based on LIBOR of approximately 1.09% under our nine floating-to-fixed
rate interest rate swap agreements—of which three interest rate swap agreements expired within the year 2020. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2020, and our interest swap arrangements as of December 31, 2020, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $2.0 million (2019: $3.0 million) for the year ended December 31, 2020.
Foreign exchange rate fluctuation
We generate all of our revenues in U.S. dollars and incurred about 16.4% of our expenses in currencies other than U.S. dollars in 2020 (2019: 14.7%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2021 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.
We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 11 (Long -Term Debt) and Note 12 (Derivatives and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

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
and
15d-15(e)
under the Exchange Act, as of December 31, 2020. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2020.
b. Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2020, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.
Management concluded that, as of December 31, 2020 the Company’s internal control over financial reporting was effective.
c. Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 27, 2021 expressed an unqualified opinion on those financial statements.
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
April 27, 2021

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
We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2020.

Item 16C.	Principal Accountant Fees and Services
Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2020	2019
Audit fees	$381	$359
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$381	$359
(1) Audit fees
Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein and (ii) the review of our quarterly financial information.
(2)
Assurance / Audit Related Fees
Deloitte did not provide any services that would be classified in this category in 2020 and 2019.
(3)
Tax Fees
Deloitte did not provide any tax services in 2020 and 2019.
(4)
All Other Fees
Deloitte did not provide any other services that would be classified in this category in 2020 and 2019.
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
On May 23, 2019, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of March 31, 2020, 900,702 shares of common stock had been repurchased for an aggregate of $2.8 million (excluding commissions), with the average purchase price of $3.16 per share. No share repurchases have been made under this program since March 2020.
Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through December 31, 2020. All purchases have been made on the open market within the safe harbor provisions of
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
In addition, in April 2020, the Company repurchased a total of 1,366,045 shares of its common stock through a tender offer at a price of $2.10 per share, for a total cost of $2.9 million, excluding fees and expenses.

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
Separate financial statements and notes thereto for Spacegas Inc. for the period from February 1, 2019 to December 31, 2019 and for the year ended December 31, 2020 are being provided as a result of Spacegas Inc. meeting a significance test pursuant to Rule 3-09 of Regulation S-X for
the period from February 1, 2019 to December 31, 2019 and, accordingly, the financial statements of Spacegas Inc. for the period from February 1, 2019 to December 31, 2019 and for the year ended December 31, 2020 are required to be filed as part of this Annual Report on
Form 20-F
and are set forth in Exhibit 15.3.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Auditors

15.3	Financial Statements of Spacegas Inc.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer
Date: April 27, 2021

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive (loss)/income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Vessel Impairment – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.
Critical Audit Matter Description
The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer believed to be recoverable. Total vessels as of December 31, 2020, were $832.3 million, while during the year ended December 31, 2020, the Company recognized an impairment loss of $3.9 million relating to 4 vessels.
If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates firstly reflect the rates currently in effect for the duration of the current charters. For periods of time where there is no contract in place, the Company uses the most recent nine-year historical time charter average for the vessel class for vessels of less than twenty years of age and the most recent five-year historical time charter equivalent average for vessels of twenty years of age and above. These assumptions are based on historical trends that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.
We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following among others:

•	We tested the effectiveness of relevant controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

•	We evaluated the Company’s methodology for estimating the future charter rates by using our industry experience.

•
We evaluated the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company’s historical rates, 2) the Company’s budget, 3) historical rate information by vessel class published by third parties and 4) other external market sources, including analysts’ reports and prospective market outlook.

/s/ Deloitte Certified Public Accountants S.A.
April
27, 2021
Athens, Greece
We have served as the Company’s auditor since 2005.

StealthGas Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2019	2020
Assets
Current assets
Cash and cash equivalents		68,465,342	38,242,411
Trade and other receivables		4,217,101	3,602,764
Other current assets	16	118,246	309,608
Claims receivable		314,217	120,547
Inventories	4	2,447,703	3,687,098
Advances and prepayments		749,681	782,125
Restricted cash		1,589,768	1,308,971
Fair value of derivatives	12	30,381	—

Total current assets		77,932,439	48,053,524

Non current assets
Advances for vessel under construction	3 , 5	2,988,903	6,539,115
Operating lease right-of-use assets	20	473,132	—
Vessels, net	3 , 6	835,152,403	832,335,059
Other receivables		286,915	26,427
Restricted cash		12,065,222	13,488,820
Investments in joint ventures	7	25,250,173	43,177,657
Deferred finance charges		—	385,705
Fair value of derivatives	12	39,744	—

Total non current assets		876,256,492	895,952,783

Total assets		954,188,931	944,006,307

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	7,043,121	4,659,861
Trade accounts payable		9,032,690	9,974,751
Accrued liabilities	8	6,002,079	3,773,499
Operating lease liabilities	20	473,132	—
Customer deposits	10	968,000	968,000
Deferred income	9	2,843,994	2,995,657
Fair value of derivatives	12	37,567	141,447
Current portion of long-term debt	11	40,735,556	40,547,892

Total current liabilities		67,136,139	63,061,107

Non current liabilities
Fair value of derivatives	12	2,618,250	5,099,464
Long-term debt	11	325,247,902	311,249,321

Total non current liabilities		327,866,152	316,348,785

Total liabilities		395,002,291	379,409,892

Commitments and contingencies	19

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 44,549,729 shares issued and 39,584,274 shares outstanding at December 31, 2019 and 43,183,684 shares issued and 37,858,437 shares outstanding at December 31, 2020 with a par value of $0.01 per share	13	445,496	431,836
Treasury stock, 4,965,455 at December 31, 2019 and 5,325,247 shares at December 31, 2020 with a par value of $0.01 per share	13	(24,361,145)	(25,373,380)
Additional paid-in capital	13	502,419,122	499,564,087
Retained earnings		82,942,210	94,926,695
Accumulated other comprehensive loss		(2,259,043)	(4,952,823)

Total stockholders’ equity		559,186,640	564,596,415

Total liabilities and stockholders’ equity		954,188,931	944,006,307

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2018, 2019 and 2020
(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2018	2019	2020
Revenues
Revenues		164,330,202	144,259,312	145,003,021

Total revenues	16	164,330,202	144,259,312	145,003,021

Expenses
Voyage expenses		18,649,258	15,201,978	12,259,795
Voyage expenses – related party	3	2,037,917	1,788,543	1,799,209
Charter hire expenses	20	6,150,780	6,268,988	318,606
Vessels’ operating expenses	17	59,920,278	48,619,594	52,344,721
Vessels’ operating expenses – related party	3,17	514,500	966,500	950,500
Dry-docking costs		3,617,577	1,094,306	3,640,327
Management fees – related party	3	7,027,195	5,730,910	5,599,351
General and administrative expenses (including $1,294,722, $1,205,683 and $1,084,961 to related party)	3	3,046,962	3,706,320	2,301,308
Depreciation	6	41,258,142	37,693,733	37,455,093
Impairment loss	3,6,12	11,351,821	993,916	3,857,307
Net loss on sale of vessels	3,6	763,925	485,516	1,134,854
Other operating income		(549,804)	—	—

Total expenses		153,788,551	122,550,304	121,661,071

Income from operations		10,541,651	21,709,008	23,341,950

Other (expenses)/income
Interest and finance costs		(23,286,547)	(20,978,065)	(14,129,893)
Gain on deconsolidation of subsidiaries		—	145,000	—
Loss on derivatives	12	(11,982)	(107,550)	(50,976)
Interest income and other income		587,477	846,271	167,794
Foreign exchange loss		(107,119)	(8,235)	(54,374)

Other expenses, net		(22,818,171)	(20,102,579)	(14,067,449)

(Loss)/Income before equity in earnings of investees		(12,276,520)	1,606,429	9,274,501
Equity earnings in joint ventures	7	—	486,695	2,709,984

Net (Loss)/Income		(12,276,520)	2,093,124	11,984,485

(Loss)/Earnings per share
– Basic and diluted	15	(0.31)	0.05	0.31

Weighted average number of shares
– Basic and diluted		39,860,563	39,800,434	38,357,893

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Comprehensive (Loss)/Income
For the Years Ended December 31, 2018, 2019 and 2020
(Expressed in United States Dollars)

		December 31,
	Note	2018	2019	2020
Net (loss)/income		(12,276,520)	2,093,124	11,984,485

Other comprehensive income
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	56,084	(2,848,056)	(2,632,826)
Reclassification adjustment	12	—	(84,966)	(60,954)

Total other comprehensive income/(loss)		56,084	(2,933,022)	(2,693,780)

Total comprehensive (loss)/income		(12,220,436)	(839,898)	9,290,705

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2018, 2019 and 2020
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number		Number		Additional		Accumulated
	of		of		Paid-in		Other
	Shares	Amount	Shares	Amount	Capital	Retained	Comprehensive
	(Note 13)	(Note 13)	(Note 13)	(Note 13)	(Note 13)	Earnings	Income / (loss)	Total
Balance, December 31, 2017	44,285,108	442,850	(4,424,545)	(22,523,528)	501,471,768	93,469,787	617,895	573,478,772

Cumulative effect of accounting change – ASC 606	—	—	—	—	—	(344,181)	—	(344,181)

Balance, January 1, 2018	44,285,108	442,850	(4,424,545)	(22,523,528)	501,471,768	93,125,606	617,895	573,134,591

Issuance of restricted shares and stock based compensation	264,621	2,646	—	—	335,710	—	—	338,356
Comprehensive loss for the year	—	—	—	—	—	(12,276,520)	56,084	(12,220,436)

Balance, December 31, 2018	44,549,729	445,496	(4,424,545)	(22,523,528)	501,807,478	80,849,086	673,979	561,252,511
Stock based compensation	—	—	—	—	611,644	—	—	611,644
Stock repurchase	—	—	(540,910)	(1,837,617)	—	—	—	(1,837,617)
Comprehensive loss for the year	—	—	—	—	—	2,093,124	(2,933,022)	(839,898)

Balance, December 31, 2019	44,549,729	445,496	(4,965,455)	(24,361,145)	502,419,122	82,942,210	(2,259,043)	559,186,640

Stock repurchase	—	—	(359,792)	(1,012,235)	—	—	—	(1,012,235)
Stock repurchase and cancellation	(1,366,045)	(13,660)	—	—	(2,855,035)	—	—	(2,868,695)
Comprehensive income for the year	—	—	—	—	—	11,984,485	(2,693,780)	9,290,705

Balance, December 31, 2020	43,183,684	431,836	(5,325,247)	(25,373,380)	499,564,087	94,926,695	(4,952,823)	564,596,415

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc
.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2019 and 2020
(Expressed in United States Dollars)

	December 31,
	2018	2019	2020
Cash flows from operating activities
Net (loss)/income for the year	(12,276,520)	2,093,124	11,984,485
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	41,258,142	37,693,733	37,455,093
Amortization of deferred finance charges	858,582	885,191	698,364
Amortization of deferred gain on sale and leaseback of vessels	(190,087)	—
Amortization of operating lease right-of-use assets	—	1,572,943	473,132
Share based compensation	338,356	611,644	—
Change in fair value of derivatives	(28,252)	255,650	(38,561)
Equity earnings in joint ventures	—	(486,695)	(2,709,984)
Impairment loss	11,351,821	993,916	3,857,307
Net loss on sale of vessels	763,925	485,516	1,134,854
Gain on deconsolidation of subsidiaries	—	(145,000)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	531,796	(1,506,590)	874,825
Other current assets	159,363	16,055	(191,362)
Claims receivable	15,951	(1,307,763)	193,670
Inventories	(302,873)	617,468	(1,239,395)
Changes in operating lease liabilities	—	(1,572,943)	(473,132)
Advances and prepayments	131,490	339,858	(32,444)
Increase/(decrease) in
Balances with related parties	(6,278,982)	(5,845,771)	1,617,032
Trade accounts payable	381,941	(1,316,668)	761,193
Accrued liabilities	339,009	(217,409)	(2,403,644)
Deferred income	755,563	(2,347,660)	151,663

Net cash provided by operating activities	37,809,225	30,818,599	52,113,096

Cash flows from investing activities
Insurance proceeds	—	993,546	—
Proceeds from sale of interests in subsidiaries	—	20,720,975	—
Vessels’ acquisitions and advances for vessels under construction	(108,295,690)	(2,988,903)	(48,121,422)
Proceeds from sale of vessels, net	29,742,788	18,721,123	5,264,768
Investment in joint ventures	—	(11,322,600)	(41,998,500)
Return of investments from joint ventures	—	7,363,147	26,781,000
Advances to joint ventures	—	(5,083,919)	(29,245)
Advances from joint ventures	—	5,083,919	29,245

Net cash (used in)/provided by investing activities	(78,552,902)	33,487,288	(58,074,154)

Cash flows from financing activities
Stock repurchase	—	(1,837,617)	(3,880,930)
Deferred finance charges paid	(503,265)	(477,201)	(538,004)
Advances from joint ventures	—	4,958,250	1,841,380
Advances to joint ventures	—	—	(5,841,672)
Customer deposits paid	(1,220,700)	(368,000)	—
Loan repayments	(56,717,059)	(97,371,978)	(41,804,846)
Proceeds from long-term debt	115,712,500	33,480,000	27,105,000

Net cash provided by/(used in) financing activities	57,271,476	(61,616,546)	(23,119,072)

Net increase/(decrease) in cash and cash equivalents	16,527,799	2,689,341	(29,080,130)
Cash and cash equivalents and restricted cash at beginning of year	62,903,192	79,430,991	82,120,332

Cash and cash equivalents and restricted cash at end of year	79,430,991	82,120,332	53,040,202

	December 31,
	2018	2019	2020
Cash breakdown
Cash and cash equivalents	64,498,442	68,465,342	38,242,411
Restricted cash, current	3,002,490	1,589,768	1,308,971
Restricted cash, non-current	11,930,059	12,065,222	13,488,820

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	79,430,991	82,120,332	53,040,202

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	21,087,903	20,768,672	12,905,065
Non cash investing activity – Vessels, net	—	—	206,820
Non cash investing activity – Vessels under construction	63,752	63,752	180,400
Non cash financing activity – Deferred finance charges	—	—	32,464

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2020 owned a fleet of thirty seven liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).
Coronavirus Outbreak:
On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. The Company has experienced and may continue to experience lower LPG rates, as a result of the reduction of the global demand for LPG cargoes and additional costs to effect crew changes. Although to date there has not been any significant effect on the Company’s operating activities due to 2019-nCoV other than the decrease in market rates in 2020, and increased crew cost, the extent to which a new wave of the 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.
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
Income
/(Loss):
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
Restricted Cash:
 Restricted cash mainly reflects deposits with certain banks that
can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or funds held in escrow (Note 19). In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current
assets.
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
Inventories:
 Inventories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value.

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
Vessels Acquisitions:

Vessels are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the vessels and to the attached time charters on the basis of their relative fair values. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to revenues over the remaining term of the charter.
Impairment or Disposal of Long-lived Assets:
 The Company follows the
Accounting
Standards
Codification (“ASC”) Subtopic
360-10,
“Property, Plant and Equipment” (“ASC
360-10”),
which requires impairment losses to be recorded
for
long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is

recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking
costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates. An impairment loss was identified and recorded for the years ended December 31, 2018, 2019 and 2020 (Note 6).
Vessels’ Depreciation:
 The cost of each of the Company’s vessels is depreciated on a straight-line basis
over
the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction
.
Assets Held for Sale:
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
No
assets were held for sale as of December 31, 2019 and 2020.
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
On implementation of ASC 842, the Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease
components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease
component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease
components are earned by passage of time) and the predominant component is the lease.
A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage clause according to which the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time
as per the charter party clause at the ports visited which is recorded as demurrage revenue. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage revenues are recognized when the amount can be estimated and its collection is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.
Deferred income represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
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
dry-docking
expenses and risk of operation.
Equity Compensation Plan:
 Share-based compensation includes vested and
non-vested
shares granted to employees of the Company, to employees of the Manager and to non-employee
directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested
shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The Company accounts for forfeitures as they occur (Note 14).
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
Derivatives
: The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. The Company designates its derivatives based on guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.
(i)
Hedge Accounting
: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.
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
(ii)
Other Derivatives
: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.
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
Recent Accounting Pronouncements
:

In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 (“ASU”) 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. The Company is currently evaluating the impact of this standard in its consolidated financial statements and related disclosures.
3
. Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, te chnical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (except for four vessels for which a fixed daily fee of $280 is charged by the Manager as part of the services is provided by a third party manager) or

$125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of
1.25
% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company.
The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company,
Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
Effective from 2018, the Manager provides crew management services to some of the Company’s vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) are included in the consolidated statement of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Deputy Chairman and Executive Director (up to the third quarter of 2019) and its Chief Technical Officer (the “Executive compensation”).
The current account balance with the Manager at December 31, 2019 and at December 31, 2020 was a liability of $2,084,871 and $3,701,903, respectively. The liability mainly represents payments made by the Manager on behalf of the ship-owning companies.
Furthermore, the current account balance with entities that the Company owns 50.1% equity interests (Note 7) amounted to a liability of $4,958,250 and $957,958 as of December 31, 2019 and 2020, respectively. The liability mainly represents revenues collected by the Company on behalf of these entities.
The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”).
On January 25, 2016, the Company entered into a supervision agreement with Brave for the supervision of the construction of four of its newbuilding vessels for a fixed fee of Euro 490,000 per vessel (the “Supervision fees”). On April 1, 2020, the Company entered into a new supervision agreement with Brave for the supervision of the construction of the vessel discussed in Note 5 for Supervision fees of Euro 390,000.

The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2018	2019	2020
Management fees	Management fees – related party	7,027,195	5,730,910	5,599,351
Brokerage commissions	Voyage expenses – related party	2,037,917	1,788,543	1,799,209
Superintendent fees	Vessels’ operating expenses – related party	137,000	104,000	38,000
Crew management fees	Vessels’ operating expenses – related party	377,500	862,500	912,500
Commissions - vessels sold	Net loss on sale of vessels	184,000	109,000	54,000
Commissions - vessels sold	Impairment loss	212,650	—	—
Executive compensation	General and administrative expenses	1,210,036	1,118,491	994,840
Rental expense	General and administrative expenses	84,686	87,192	90,121

		December 31,
	Location in balance sheet	2018	2019	2020
Commissions - vessels purchased	Vessels, net	1,598,858	—	435,000
Supervision fees	Vessels, net	1,790,789	—	—
Supervision fees	Advances for vessel under construction	—	—	210,970
On June 5, 2020, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Eco Alice” and “Eco Texiana” for

$
24,000,000 and $19,500,000
,
respectively. The vessels were delivered to the Company on September 30, 2020 and
June 19, 2020
, respectively.
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2019	2020
Bunkers	1,112,667	2,152,601
Lubricants	1,335,036	1,534,497

Total	2,447,703	3,687,098

5.
Advances for Vessel Under Construction and Acquisitions
The amounts shown in the accompanying consolidated balance sheets mainly represent advance payments to a shipbuilder for one LPG carrier under construction that the Company agreed to acquire in 2019. The vessel, which was named “Eco Blizzard”, was delivered to the Company on February 5, 2021 after the payment of the delivery installment to the shipbuilder amounting to $23,152,125.

For the years ended December 31, 2019 and 2020, the movement of the account, advances for vessel under construction and acquisitions was as follows:

Balance, December 31, 2018	—
Advance for vessel under construction	2,891,283
Capitalized interest	97,620

Balance, December 31, 2019	2,988,903
Advance for vessel under construction	2,891,283
Capitalized interest	168,344
Supervision fees (Note 3)	210,970
Other capitalized expenses	279,615
Balance, December 31, 2020	6,539,115
6. Vessels, net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	1,105,413,815	(220,665,124)	884,748,691
Impairment loss	(3,250,000)	2,256,084	(993,916)
Disposal	(14,561,832)	3,653,193	(10,908,639)
Depreciation for the year	—	(37,693,733)	(37,693,733)

Balance, December 31, 2019	1,087,601,983	(252,449,580)	835,152,403
Additions	44,894,678	—	44,894,678
Impairment loss	(14,511,735)	10,654,428	(3,857,307)
Disposals	(6,500,000)	100,378	(6,399,622)
Depreciation for the year	—	(37,455,093)	(37,455,093)
Balance, December 31, 2020	1,111,484,926	(279,149,867)	832,335,059

In March 2018, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Legacy”, to an unaffiliated third party for $4,990,000. The vessel, including her inventories on board, were classified as assets held for sale in the first quarter of 2018. As a result, the Company measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale and recognized an impairment charge of $1,418,672 in its consolidated statement of operations for the year ended December 31, 2018. The vessel was delivered to her new owners on August 31, 2018.
On March 31, 2018, the Company decided to seek to dispose of the vessel “Gas Enchanted”. As a result of this decision, the undiscounted net operating cash flows of this vessel did not exceed its carrying value and the Company identified and recognized an impairment charge of $1,937,822 in its consolidated statement of operations for the year ended December 31, 2018. In April 2018, the Company concluded a memorandum of agreement for the disposal of this vessel, to an unaffiliated third party for $8,950,000. The vessel was delivered to her new owners on
May 7, 2018.

In April 2018, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Evoluzione”, to an unaffiliated third party for $3,575,000. The vessel, including her inventories on board, were classified as assets held for sale in the second quarter of 2018. The total impairment charge recognized in the Company’s consolidated statements of operations for the year ended December 31, 2018 amounted to $604,774. The vessel was delivered to her new owners on August 28, 2018.
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
The Company decided to dispose the above mentioned vessels as the agreed selling price was a suitable opportunity for the Company and together with minor additional selling costs, arising from the delivery of “Gas Sincerity and “Gas Texiana” to their new owners, realized an aggregate loss from the sale of these vessels of $485,516, which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2019.
As of December 31, 2019, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of two vessels and therefore the Company identified and recorded an impairment loss of $993,916 which is presented under the caption “Impairment loss” in the consolidated statements of operations.
As of June 30, 2020, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of
two
vessels and therefore the Company identified and recorded an impairment loss of $
653,079
which is presented under the caption “Impairment loss” in the consolidated statements of operations.
On September
25
,
2020
, the Company decided to seek to dispose of the vessel “Gas Nemesis II”. As a result of this decision, the undiscounted net operating cash flows of this vessel did not exceed its carrying value and the Company identified and recognized an impairment charge of $
2,489,333
in its consolidated statement of

operations for the year ended December
31
,
2020
. In
October 2020
, the Company concluded a memorandum of agreement for the disposal of this vessel, to an unaffiliated third party for $
4,500,000
. The vessel was delivered to her new owners on
November 2, 2020
.
In
November 2020
, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Pasha”, to an unaffiliated third party for $
900,000
. The vessel was delivered to her new owners on
December 7, 2020
.
The Company disposed the above mentioned vessels as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of these vessels of $1,134,854 which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2020.
As of December 31, 2020, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of one vessel and therefore the Company identified and recorded an impairment loss of $714,895 which is presented under the caption “Impairment loss” in the consolidated statements of operations.
The additions in 2020 mainly relate to the acquisition of vessels “Eco Alice” and “Eco Texiana” (Note 3) and to the installation of ballast water treatment systems.
As of December 31, 2020, 36 vessels with a carrying value of $798,061,787 (2019: 34 vessels with carrying value of $787,185,762) have been provided as collateral to secure the Company’s bank loans as discussed in Note 11.
7. Investments in joint ventures
During the first quarter of 2019, the Company entered into four joint venture agreements with a third party investor based on which the third party investor acquired for $20,720,975 a 49.9% equity interest in Spacegas Inc., Financial Power Inc., Cannes View Inc. and Colorado Oil and Gas Inc., four vessel owning companies of the Company, which own the vessels “Gas Defiance”, “Gas Shuriken”, “Gas Haralambos” and “Eco Lucidity”. The remaining 50.1% equity interest was valued at $20,804,025. The Company contributed funds for working capital purposes amounting to $751,500.
During the third quarter of 2019, Cannes View Inc. and Colorado Oil and Gas Inc., using the proceeds of a loan agreement that was entered into on July 9, 2019, returned an amount of $14,696,900 to the Company and the third party investor based on their equity interests. Amount returned to the Company amounted to $7,363,147.
On May 22, 2019, Frost Investments Corp Inc. was incorporated under the laws of the Marshall Islands. Frost Investments Corp Inc. acquired for $20,400,000 the vessel Eco Nebula and under a joint venture agreement is owned by the Company (50.1%) and by the third party investor (49.9%). The Company contributed funds for the acquisition of vessel Eco Nebula and for working capital purposes amounting to $10,571,100, as needed and proportionate to its 50.1% equity interest.
On February 13, 2020, the Company entered into a joint venture agreement with an unaffiliated third party, for the purpose of acquiring three medium gas carriers and the establishment of a new holding company. The new holding company, MGC Aggressive Holdings Inc., was established and the Company has a 51% equity interest in it. Pursuant to this joint venture agreement, subsidiaries of MGC Aggressive Holdings Inc. acquired on February 28, 2020, two mediu
m gas carriers, the Gaschem Hamburg and the Gaschem Stade, and on March 11
, 2020
, one
medium gas carrier, the Gaschem Bremen, at an aggregate price of $80,550,000.

The Company contributed funds for the acquisition of these vessels and for working capital purposes amounting to $41,998,500, as needed and proportionate to its 51% equity interest.

During the second quarter of 2020, MGC Aggressive Holdings Inc., using the proceeds of a loan agreement that was entered into on May 7, 2020, returned an amount of $47,600,000 to the Company and the unaffiliated third party based on their equity interests. Amount returned to the Company amounted to $24,276,000.
During the second quarter of 2020, Frost Investments Corp Inc., using the proceeds of a loan agreement that was entered into on December 3, 2019, returned an amount of $5,000,000 to the Company and the third party investor based on their equity interests. Amount returned to the Company amounted to $2,505,000.
During the first quarter of 2021, a subsidiary of MGC Aggressive Holdings Inc. entered into a memorandum of agreement for the disposal of the vessel Gaschem Hamburg to an unaffiliated third party for $34,000,000.
The Company’s exposure is limited to its share of the net assets of Spacegas Inc., Financial Power Inc., Cannes View Inc., Colorado Oil and Gas Inc., Frost Investments Corp Inc. and MGC Aggressive Holdings Inc. (collectively “the joint venture entities”) proportionate to its equity interest in these companies. The Company shares the profits and losses, cash flows and other matters relating to its investments in the joint venture entities in accordance with its ownership percentage. The vessels are managed by the Manager, pursuant to management agreements, while three of the vessels were also managed by a third party manager during 2020. The Company accounts for investments in joint ventures using the equity method since it has joint control over the joint venture entities. The Company does not consolidate the joint venture entities because it does not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require consent from each joint venture investor.
A condensed summary of the financial information for equity accounted investments partially owned by the Company shown on a 100% basis is as follows:

	December 31, 2019
	Spacegas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc	Frost Investments Corp Inc.
Current assets	2,237,644	1,745,681	2,560,065	2,265,263	13,693,747
Non-current assets	13,221,364	13,229,810	14,532,274	12,801,053	20,396,424
Current liabilities	1,426,128	1,583,998	1,702,293	2,488,495	2,653,152
Long-term liabilities	5,530,995	5,530,995	7,792,274	6,818,237	10,757,210
Revenues	3,362,478	3,281,896	2,707,338	2,032,648	2,047,026
Operating income/(loss)	1,122,467	477,559	872,331	(85,071)	(370,748)
Net income/(loss)	854,885	212,498	627,671	(303,415)	(420,191)

	December 31, 2020
	Spacegas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc	Frost Investments Corp Inc.	MGC Aggressive Holdings Inc.

Current assets	2,163,484	2,359,816	1,267,542	1,126,697	10,831,800	5,096,668
Non-current assets	12,559,048	12,575,608	13,801,972	12,335,790	19,464,419	82,809,937
Current liabilities	1,118,776	1,491,243	1,440,769	2,688,747	2,575,067	8,315,433
Long-term liabilities	4,855,255	4,855,255	7,050,860	6,169,497	9,384,573	40,958,366
Revenues	3,222,037	3,481,799	2,764,359	2,704,455	6,866,426	18,409,814
Operating income/(loss)	451,895	935,869	(645,197)	(817,717)	3,122,539	4,869,260
Net income/(loss)	246,616	728,428	(1,019,886)	(1,155,342)	2,656,770	3,882,812

F-2
1

8. Accrued Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2019	2020
Interest on long-term debt	2,790,621	1,887,414
Administrative expenses	205,184	209,553
Vessel operating and voyage expenses	3,006,274	1,676,532

Total	6,002,079	3,773,499

9. Deferred Income
The amounts shown in the accompanying consolidated balance sheets amounting to $2,843,994 and $2,995,657 represent cash related to time and bareboat charter revenues received in advance as of December 31, 2019 and as of December 31, 2020, respectively.
10. Customer Deposits
These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)
On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Clean Thrasher” (ex. “Stealth Falcon”) which is equal to three-months hire. On May 30, 2019 the amount of $368,000 was paid to the bareboat charterers. The remaining amount of $368,000 was kept as a guarantee for another vessel chartered to the same charterer.

(b)
On February 21, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” (ex. “Spike”) which is equal to five-months hire. An amount of $1,220,700 was returned to the charterer at the end of the bareboat charter on March 7, 2018. The remaining amount of $600,000 was kept as a guarantee for the new bareboat charter which commenced on March 7, 2018. The bareboat charter ended during 2020 but the guarantee is still held due to a dispute (Note 19).

F-2
2

11. Long-term Debt

Term Loans		Drawn Amount	December 31, 2019	2020
Issue Date/ Refinancing Date	Maturity Date
December 14, 2018	December 18, 2023	14,094,184	11,894,184	9,694,184
May 28, 2019	April 16, 2024	11,000,000	10,360,000	9,080,000
August 6, 2019	March 1, 2024	27,675,000	21,900,000	18,600,000
July 5, 2019	July 11, 2026	22,230,000	21,436,071	18,260,357
March 29, 2019	December 29, 2022	25,458,432	18,237,048	13,701,816
August 7, 2019	July 31, 2022	50,225,000	29,025,000	25,420,000
December 14, 2018	December 18, 2023	9,480,000	8,680,000	7,880,000
June 20, 2014	January 8, 2023	20,925,000	14,180,000	12,760,000
August 6, 2019	June 30, 2023	67,200,000	47,595,000	43,635,000
December 24, 2015	December 14, 2022	22,400,000	16,426,688	14,933,360
July 4, 2014	September 3, 2021	22,750,000	15,843,750	14,218,750
July 29, 2014	July 7, 2023	25,350,000	16,371,875	14,259,375
December 7, 2017	December 11, 2022	22,275,000	16,765,000	14,010,000
May 18, 2016	December 31, 2025	65,650,000	56,945,940	52,842,620
March 1, 2017	April 17, 2026	70,787,500	62,568,747	57,512,495
June 17, 2020	June 19, 2026	11,505,000	—	11,121,500
April 30, 2020	October 7, 2026	15,600,000	—	15,600,000

Total			368,229,303	353,529,457
Current portion of long-term debt			41,421,346	41,161,686
Long-term debt			326,807,957	312,367,771

Total debt			368,229,303	353,529,457
Current portion of deferred finance charges			685,790	613,794
Deferred finance charges non-current			1,560,055	1,118,450

Total deferred finance charges			2,245,845	1,732,244

Total debt			368,229,303	353,529,457
Less: Total deferred finance charges			2,245,845	1,732,244

Total debt, net of deferred finance charges			365,983,458	351,797,213
Less: Current portion of long-term debt, net of current portion of deferred finance charges			40,735,556	40,547,892

			325,247,902	311,249,321

On January 11, 2021, the Company entered into a term loan with a bank to refinance the existing term loan dated August 7, 2019. The new term loan is up to
$25,000,000 and will be repayable in twenty consecutive quarterly installments, with the first installment commencing three months after the drawdown. Obligations with a maturity of less than one year relating to the previous loan amounting to $14,260,000, have been presented as long-term in accordance with US GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company entered in January 2021 discussed above.
On January 19, 2021, the Company entered into a term loan with a bank to refinance the existing term loans dated July 4, 2014, June 20, 2014 and December 24, 2015. The new term loan is up to
$45,000,000 and will be repayable in twenty eight consecutive quarterly installments, with the first installment commencing three months after the drawdown. Obligations with a maturity of less than one year relating to the previous loan amounting to $13,627,078, have been presented as long-term in accordance with US GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company entered in January 2021 discussed above.

F-2
3

The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 120% to 135%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreements) to interest expense to be at all times greater than 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•
the Company should maintain on a monthly basis a cash balance amounting to $1,308,971 representing a proportionate amount of the next instalment and relevant interest plus a minimum aggregate cash balance amounting to $12,015,820 in the earnings accounts with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.
The interest rates on the outstanding loans as of December 31, 2020 are based on LIBOR plus a margin which varies from 2.15% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:
Year ended December 31, 2018: 5.34%
Year ended December 31, 2019: 4.91%
Year ended December 31, 2020: 3.58%
Bank loan interest expense for the above loans for the years ended December 31, 2018, 2019 and 2020 amounted to $22,150,386, $19,999,902 and $12,116,941, respectively. Of these amounts, for the years ended December 31, 2018, 2019 and 2020, the amounts of nil, $97,620 and $168,344, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2018, 2019 and 2020, the amortization of deferred financing charges amounted to $858,582, $885,191 and $698,364, respectively, and is included in interest and finance costs in the consolidated statements of operations.
At December 31, 2020, the Company was in compliance with all of its debt financial covenants.
At December 31, 2020, an amount of $18,850,000 was available for drawdown under the above loans. The annual principal payments to be made, for the abovementioned loans, after December 31, 2020, and after taking into account the refinancing arrangements, are as follows:

December 31,	Amount
2021	41,161,686
2022	72,773,038
2023	65,392,513
2024	34,928,954
2025	53,314,974
Thereafter	85,958,292

Total	353,529,457

F-2
4

12. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to six floating-to-fixed
interest rate swaps with various major financial institutions at December 31, 2020 (2019: nine swaps) covering notional amounts aggregating to $81,072,250 at December 31, 2020 (2019: $111,789,084) pursuant to which it pays fixed rates and receives floating rates based on the London Interbank Offered Rate (“LIBOR”). These agreements contain no leverage features. As of December 31, 2020 six derivative contracts (2019: six contracts) qualify for hedge accounting since their inception.
The following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2019 and 2020.

	Effective Date	Termination Date	Fixed Rate (Company pays)	Floating Rate (Company Receives)	Fair Value Asset/ (Liability) December 31, 2019	Notional Amount December 31, 2019	Fair Value Asset/ (Liability) December 31, 2020	Notional Amount December 31, 2020
Swap 1	September 30, 2015	September 30, 2020	2.60%	3 month U.S. dollar LIBOR	$(37,567)	$6,816,917	—	—
Swap 2	September 30, 2015	September 30, 2020	1.69%	3 month U.S. dollar LIBOR	$4,938	$6,816,917	—	—
Swap 3	October 2, 2015	October 2, 2020	1.54%	3 month U.S. dollar LIBOR	$25,443	$8,600,000	—	—
Swap 4	November 4, 2015	August 4, 2021	1.52%	3 month U.S. dollar LIBOR	$22,838	$7,921,875	$(69,821)	$7,109,375
Swap 5	December 3, 2015	September 3, 2021	1.55%	3 month U.S. dollar LIBOR	$16,906	$7,921,875	$(71,626)	$7,109,375
Swap 6	August 16, 2017	May 16, 2025	2.12%	3 month U.S. dollar LIBOR	$(249,020)	$13,711,250	$(857,234)	$12,695,750
Swap 7	March 12, 2018	December 11, 2022	2.74%	3 month U.S. dollar LIBOR	$(419,160)	$16,765,000	$(598,572)	$14,010,000
Swap 8	April 10, 2018	December 11, 2025	2.74%	3 month U.S. dollar LIBOR	$(1,369,934)	$29,524,000	$(2,682,391)	$27,452,000
Swap 9	February 16, 2019	February 16, 2024	2.89%	3 month U.S. dollar LIBOR	$(580,136)	$13,711,250	$(961,267)	$12,695,750
Total					$(2,585,692)	$111,789,084	$(5,240,911)	$81,072,250
The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive loss.
Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2019		2020
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	39,744	—	—	—
Interest Rate Swap Agreements	Current liabilities — Fair value of derivatives	—	—	—	141,447
Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	2,618,250	—	5,099,464

Total derivatives designated as hedging instruments		39,744	2,618,250	—	5,240,911

F-2
5

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2019		2020
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current assets — Fair value of derivatives	30,381	—	—	—
Interest Rate Swap Agreements	Current liabilities — Fair value of derivatives	—	37,567	—	—

Total derivatives not designated as hedging instruments		30,381	37,567	—	—

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2018	2019	2020
Interest Rate Swap — Reclassification from OCI	Loss on derivatives	—	84,966	60,954
Interest Rate Swap — Change in Fair Value	Loss on derivatives	—	(327,147)	7,186
Interest Rate Swap — Realized income/(expense)	Loss on derivatives	—	134,631	(119,116)

Total loss on derivatives		—	(107,550)	(50,976)

Derivatives designated as hedging instruments	Location of (Loss)/Gain Recognized	Year Ended December 31,
		2018	2019	2020
Interest Rate Swap — Loss reclassified from OCI (Effective portion)	Loss on derivatives	(11,982)	—	—
Interest Rate Swap — Income/(Loss) reclassified from OCI (Effective portion)	Interest and finance costs	—	67,424	(1,190,400)

Total loss on derivatives		(11,982)	67,424	(1,190,400)

The components of accumulated other comprehensive income/(loss) included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain / (Loss) on cash flow hedges
Balance, January 1, 2018	617,895
Effective portion of changes in fair value of interest swap contracts	56,084

Balance, December 31, 2018	673,979
Effective portion of changes in fair value of interest swap contracts	(2,848,056)
Reclassification adjustment	(84,966)

Balance, December 31, 2019	(2,259,043)
Effective portion of changes in fair value of interest swap contracts	(2,632,826)
Reclassification adjustment	(60,954)

Balance, December 31, 2020	(4,952,823)

F-2
6

The estimated net amount of existing gains at December 31, 2020, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $60,787.
Fair Value of Financial Instruments and Concentration of Credit Risk
: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance
by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.
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

F-2
7

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2020:

	Fair Value as of December 31, 2020	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	(5,240,911)	—	(5,240,911)	—

Total	(5,240,911)	—	(5,240,911)	—
The following tables present the fair values for assets measured on a non-recurring
basis categorized into a Level based upon the lowest level of significant input to the valuations:

	Fair Value as of December 31, 2019	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	6,000,000	—	6,000,000	—	(993,916)

Total	6,000,000	—	6,000,000	—	(993,916)
As a result of the impairment analyses performed as of December 31, 2019, two of the Company’s vessels (held and used) were written down to their estimated fair value as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $993,916.

	Fair Value as of June 30, 2020	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	3,000,000	—	3,000,000	—	(305,607)

Total	3,000,000	—	3,000,000	—	(305,607)

F-2
8

As a result of the impairment analysis performed as of June 30, 2020, one of the Company’s vessels (held and used) was written down to its estimated fair value as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $305,607. Depreciation amounting to $170,884 was recorded in the period from July 1, 2020 to December 31, 2020 and the vessel was presented at its new deemed cost less depreciation of $2,829,116 in the accompanying consolidated balance sheet as of December 31, 2020.

	Fair Value as of December 31, 2020	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	3,500,000	—	3,500,000	—	(714,895)

Total	3,500,000	—	3,500,000	—	(714,895)
As a result of the impairment analysis performed as of December 31, 2020, one of the Company’s vessels (held and used) was written down to its estimated fair value as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $714,895.
13. Capital Stock, Treasury Stock and Additional
Paid-in
Capital
The amounts shown in the accompanying consolidated balance sheets as additional paid-in
capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.
On May 23, 2019, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2019, the Company completed the repurchase of 540,910 shares paying an average price per share of $3.40. For the year ended December 31, 2020, the Company completed the repurchase of 359,792 shares paying an average price per share of $2.81. These shares are held as treasury stock by the Company. For the year ended December 31, 2018, the Company did not make any repurchase of its common shares.
On March 31, 2020, the Company announced the commencement of a tender offer to purchase up to 4,761,904 shares using funds available from cash and cash equivalents at a price of $2.10 per share. This tender offer expired on April 28, 2020 and 1,366,045 shares were repurchased. Shares repurchased were cancelled.
14. Equity Compensation Plan
In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2020, a total of 555,479 restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and 264,621 awards have been granted under the Plan.

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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2018, 2019 and 2020.
Management has selected the accelerated method with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.
The stock based compensation expense for the vested and
non-vested
shares for the years ended December 31, 2018, 2019 and 2020 amounted to $338,356, $611,644 and nil, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”. No non-vested
shares existed as of December 31, 2019 and 2020.
The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020 was nil, $844,141 and nil, respectively, based on the closing share price at each vesting date.
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

F-
30

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2018	2019	2020
Numerator
Net (loss)/income	(12,276,520)	2,093,124	11,984,485
Less: Undistributed earnings allocated to non-vested shares	—	(8,922)	—

Net (loss)/income attributable to common shareholders, basic	(12,276,520)	2,084,202	11,984,485

Denominator

Weighted average number of shares outstanding, basic and diluted	39,860,563	39,800,434	38,357,893

(Loss)/earnings per share, basic and diluted	(0.31)	0.05	0.31

Non-vested,
participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculations for the year ended December 31, 2018.
The Company excluded the dilutive effect of 264,621
non-vested
share awards in calculating dilutive EPS for its common shares as of December 31, 2018, as they were anti-dilutive
.
16. Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2018	2019	2020
Time charter revenues	104,099,818	97,249,537	101,837,425
Bareboat revenues	24,646,311	21,764,102	16,876,956
Voyage charter revenues	34,266,082	24,018,198	25,161,401
Other income	1,317,991	1,227,475	1,127,239

Total	164,330,202	144,259,312	145,003,021

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2018, 2019 and 2020 was $4.7 million,
 $2.0
million

and $2.4 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2019 and 2020, the Company recognized $118,246 and $309,608, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2018, 2019 and 2020, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $821,577, $439,135 and $1,353,290, respectively. The Company recognized these amounts as revenues in the first quarters of 2019, 2020 and 2021, respectively.
Four of the time charters entered into in 2014, also grant the charterer an option to purchase the respective vessels during the time charter period, at stipulated prices, decreasing on a pro-rated
basis by a fixed amount per year until the expiration of the time charters in 2022.

F-3
1

17. Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2018	2019	2020
Crew wages and related costs	36,628,082	30,874,618	32,073,496
Insurance	2,068,485	2,162,523	1,889,041
Repairs and maintenance	7,359,816	5,677,033	6,590,006
Spares and consumable stores	8,907,211	7,783,902	7,990,022
Miscellaneous expenses	5,471,184	3,088,018	4,752,656

Total	60,434,778	49,586,094	53,295,221

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
19. Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. During 2020, our Aframax tanker “Stealth Berana” was arrested in relation to claims of the charterers of the vessel for alleged losses in connection with the redelivery of the vessel to the Company. The Company commenced arbitration in accordance with the provisions of the charter party agreement in respect of all disputes arising under the charter party agreement, including the claims of the charterers. The Company in order to release the vessel promptly from arrest, provided security for the claims of the charterers by way of a payment of $1,473,000 into an escrow account. As of December 31, 2020, this amount is presented under non-current
restricted cash in the consolidated balance sheet. The Company is unable to predict the outcome of this case and its ultimate impact on the Company’s financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this case.

•
The Company has guaranteed to the respective banks the performance of the loan agreements entered into by Spacegas Inc., Financial Power Inc. and MGC Aggressive Holdings Inc. (Note 7). The vessels owned by these entities have been provided as collateral to secure these loan agreements. Total outstanding loan balances and accrued interest of Spacegas Inc., Financial Power Inc. and MGC Aggressive Holdings Inc. as of December 31, 2020 amounted to
$57,985,000 and $194,144, respectively.
The Company assigns a remote possibility of default to the abovementioned loan agreements and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Aggressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Aggressive Holdings Inc. has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Aggressive Holdings Inc. Total outstanding loan balances and accrued interest of MGC Aggressive Holdings Inc. as of December 31, 2020 amounted to $46,875,000 and 153,320, respectively.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of December 31,
2020
, amount to $56,188,663 during
2021
, $12,226,819 during
2022
, $3,833,508
during 2023 and
 $1,543,100 during 2024.

•	The Company had future outstanding commitments for installment payments for vessel Eco Blizzard (Note 5) as follows:

December 31	Amount
2021	23,152,125
Total	23,152,125

20. Leases – The Company as Lessee
In November and December 2014, the Company sold the vessels Gas Premiership and Gas Cathar and realized a total gain of $780,695. The Company entered into bareboat charter agreements to leaseback the vessels for a period of four years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the four-year lease period. For the years ended December 31, 2018, 2019 and 2020, the amortization amounted to $190,087, nil and nil

respectively, and is included in Charter hire expenses in the consolidated statements of operations. Lease payments relating to the bareboat charters of the vessels amounted to $3,434,250, $1,560,000 and $318,606 for the years ended December 31, 2018, 2019 and 2020 and are included in Charter hire expenses in the consolidated statements of operations.
The Company charters in vessels to supplement its own fleet and employs them both on time charters and voyage charters. The time charter-in
contracts range in lease terms from 1 year to 5
years
. The Company elected the practical expedient of ASC 842 that allows for time charter-in
contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use
assets and lease liabilities recognized in our consolidated balance sheet. The Company recognized the operating lease right-of-use
assets and the corresponding lease liabilities in the consolidated balance sheet for time charter-in
contracts with a lease term of more than one year at the commencement of the lease. The Company will continue to recognize the lease payments for all vessel operating leases as charter hire expenses in the consolidated statements of operations on a straight-line basis over the lease term.
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

The Company had one time
charter-in
contract for one vessel, which was greater than 12 months at lease commencement date as of the date of adoption of ASC 842. This contract related to the amendment of the existing bareboat charter agreement for Gas Cathar signed on December 16, 2016, resulting in the extension of the charter period to five years and three months from the delivery date i.e. until March 2020 at a monthly charter hire of $130,000.
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
The Company determined the office lease to be an operating lease and recorded the related right-of-use-assets within operating lease right-of-use-assets and the lease liabilities within operating lease liabilities in the consolidated balance sheets as of January 1, 2019 and December 31, 2019 and the lease expense within General and administrative expenses in the consolidated statement of operations for the years ended December 31, 2018, 2019 and 2020 (Note 3).
Lease Disclosures Under ASC 842
Operating lease
right-of-use
assets and lease liabilities as of December 31, 2019 and 2020 as follows:

Description	Location in balance sheet	December 31, 2019	December 31, 2020
Non current assets:
Chartered-in contract greater than 12 months	Operating lease right-of-use assets	$386,388	$—
Office leases	Operating lease right-of-use assets	86,744	—

		$473,132	$—

Liabilities:
Chartered-in contract greater than 12 months	Current portion of operating lease liabilities	$386,388	$—
Office leases	Current portion of operating lease liabilities	86,744	—

Lease liabilities - current portion		$473,132	$—

The Operating lease
right-of-use
asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.

F-3
4

The table below presents the components of the Company’s lease expenses and sub-lease
income on a gross basis earned from
chartered-in
contracts greater than 12 months:

Description	Location in statement of operations	2019	2020
Lease expense for chartered-in contracts 12 months or less	Charter hire expenses	$4,708,988	—
Lease expense for chartered-in contracts greater than 12 months	Charter hire expenses	1,560,000	318,606

	Total charter hire expenses	6,268,988	318,606

Lease expense for office leases	General and administrative expenses	87,192	90,121
Sub lease income from chartered-in contracts greater than 12 months *	Revenues	3,091,390	860,227

*
The
sub-lease
income represents only time charter revenue earned on the
chartered-in
contracts greater than 12 months. There is additional revenue of $482,879 earned from voyage charters on the same chartered-in
contract which is recorded in Revenues in our consolidated statement of operations for the year ended December 31, 2019 (2020: nil). Additionally, there is revenue earned from time charters from chartered-in
contracts 12 months or less which is included in Revenues in our consolidated statements of operations for the year ended December 31, 2019. No such contracts existed for the year ended December 31, 2020.

The cash paid for operating leases with terms greater than 12 months is $408,727 for the year ended December 31, 2020 (2019: $1,647,192).
The Company did not enter into any operating leases greater than 12 months for the years ended December 31, 2019 and 2020 as a lessee. In addition, no operating leases in which the Company is a lessee are outstanding as of December 31, 2020.
The weighted average remaining lease term on our operating leases greater than 12 months was 7.5 months. The weighted average discount rate was 5.6% as of December 31, 2019.
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
In
January 2021
, the Company entered into three floating-to-fixed interest swap agreements commencing in January 2021 and maturing in
January 2028
, at an average fixed rate of 0.73% and for an aggregate notional amount of $43,800,000.
In February 2021, the second tranche of the term loan dated April 30, 2020 (Note 11) amounting to $18,850,000 was drawn down in order to partially finance the construction cost of the vessel “Eco Blizzard
”
(Note 5).