Form 20-F
period 2021-12-31
StealthGas Inc.
filed 2022-04-29
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was: 38,202,181 shares of Common Stock, par value $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions, including the conflict in Ukraine and related global response and sanctions;

•
the impact of
the COVID-19 pandemic
and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of LPG, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangements;

•	competition in the LPG marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•
potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic
and the ongoing efforts throughout the world to contain it;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”) prices and production;

•	future supply and demand for oil and natural gas of which LPG is a byproduct;

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
StealthGas incorporated Imperial Petroleum Inc. (“Imperial Petroleum”) under the laws of the Republic of the Marshall Islands on May 14, 2021, to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in the Company’s fleet, which the Company subsequently contributed to Imperial Petroleum in connection with the Tanker
Spin-Off (as
defined below). On December 3, 2021, the Company distributed all of Imperial Petroleum’s outstanding shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, to its stockholders, which completed the separation of Imperial Petroleum from StealthGas (the “Tanker
Spin-Off”).
We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers. We use the term “small” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity and the term “medium range gas carriers” or “MGCs” to describe LPG carriers of between 34,000 and 39,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.
All data regarding our fleet and the terms of our charters is as of April 1, 2022, unless otherwise indicated. As of April 1, 2022, our operating fleet was composed of 42 LPG carriers with a total capacity of 389,426 cbm. Our fleet on the water of 42 LPG carriers includes five vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with an unaffiliated financial investor, and two vessels in which we own a 51% equity interest pursuant to a joint venture agreement with an unaffiliated third party (we refer to these seven vessels, collectively, as the “JV Vessels”). We do not consolidate the results of operations of these joint ventures and account for our equity interest in these joint ventures under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

Item 1.	Identity of Directors, Senior Management and Advisers
Not Applicable.

Item 2.	Offer Statistics and Expected Timetable
Not Applicable.

Item 3.	Key Information
A. RESERVED
B. Capitalization and Indebtedness
Not applicable
C. Reasons For the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Summary of Risk Factors
An investment in our common stock is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Related To Our Industry

•
The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•
Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the
COVID-19
pandemic, and the conflict in Ukraine and related sanctions, could materially adversely affect our business, financial position and results of operations.

•
The impact of the
COVID-19
pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for energy and seaborne energy transportation, the ability and willingness of charterers to fulfill their obligations to us, charter rates for LPG carriers, drydocking and repairs, changing vessel crews and availability of financing.

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

Charter rates for small LPG carriers generally improved from the second half of 2017 through 2019, however, the
COVID-19
pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in 2020 in the price of oil, which has more recently increased, negatively affected, and could continue to negatively affect, small and medium range LPG carrier charter rates. After declining throughout 2020, charter rates stabilized and improved somewhat in 2021 and early 2022. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased, is uncertain.
If charter rates do not improve or further decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2022, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2022, of our 42 operating LPG carriers, including seven JV Vessels, five were deployed in the spot market while another 27 were scheduled to complete their existing time or bareboat charters during 2022. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers, the largest segment in which we operate in, is expected to be limited in the period 2022-2023, as the order book is relatively small, while scrapping activity has intensified. Economic growth and demand for LPG may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.
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
Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. The recovery of the global economy from the severe decline in prior years remains subject to downside risks. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. In addition, although to date, the continuing adverse economic conditions in Greece have not had an adverse effect on our managers’ operations, the slow recovery of, and any renewed deterioration in the Greek economy may result in the imposition of new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.
The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the EU, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of these commodities. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and LPG charter rates, which initially have increased, is uncertain. The global response to the emergence of a pandemic crisis such as the
COVID-19
pandemic and the economic impact thereof has and, particularly if it persists, could continue to have a material adverse effect on our financial performance, particularly for our vessels in the spot market or with charters expiring in 2022.
The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.
The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased, is uncertain. In 2021, Russia is estimated to have accounted for approximately 9% of seaborne crude oil exports and 11% of refined petroleum exports, as well as significant natural gas exports, and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil have caused the price of crude oil to currently trade above $100 per barrel. If Russian crude oil and natural gas, of which LPG is a byproduct, are not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of LPG cargoes available for transportation. While initially LPG carrier rates have increased, these circumstances could negatively impact LPG charter rates over the longer term. In addition, high oil prices could reduce demand for LPG , including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or be more expensive. The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and LPG operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.
The
COVID-19
pandemic and the resulting disruptions to the international shipping industry and decreased energy demand may continue to negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.
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
The
COVID-19
pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy, including LPG. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at profitable rates in 2020 and 2021, and may continue to do so, particularly for our vessels in the spot market or with charters expiring in 2022, as demand for additional charters may continue to be affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19
is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.
Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of
COVID-19 amongst
crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020 and 2021, and may continue to do so in 2022. Prolongation of the
COVID-19
pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining bank financing, including our ability to refinance balloon payments due upon maturity of existing credit facilities and our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.
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
Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014. Although the global economy subsequently recovered, economic conditions, energy demand and oil prices again declined significantly since the onset of the
COVID-19
pandemic in late 2019 and throughout 2020 oil prices have since increased substantially, but oil prices and energy demand remain subject to considerable uncertainty, including due to
COVID-19
and the conflict in Ukraine. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	a decline in the price of oil which makes LPG a less attractive alternative for some uses and generally leads to reduced production of oil and gas;

•	changes in the cost of petroleum and natural gas from which LPG is derived;

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
In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. Any declines in the price of oil and natural gas could exacerbate these dynamics. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG, resulting in lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.
An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.
The market supply of LPG carriers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings.
If the capacity of new LPG carriers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading
vessels, global fleet capacity will increase. If the supply of LPG carrier capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.
The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last six fiscal years, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.
The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Small LPG carrier values are currently at relatively low levels and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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
In 2021, we recognized an impairment loss of $44.6 million mainly related to the Tanker
Spin-Off
and the sale of three LPG vessels as well as for one of our oldest remaining LPG vessels. We also recognized impairment losses in 2020, 2019, 2018, 2017 and 2016 of $3.9 million, $1.0 million, $11.4 million, $6.5 million and $5.7 million, respectively. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment loss in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.
Technological innovation could reduce our charter hire income and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, including new vessels powered by alternative fuels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.
Changes in fuel, or bunker, prices may adversely affect profits.
While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war, sanctions and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.
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
Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol,” or any amendments or successor agreements, including the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered, and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Amendments to MARPOL adopted in June 2021, will require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index , in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
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
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime, as was the case with the arrest of one of our former vessels in August 2015.
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
If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, the conflict in Ukraine may increase the risk that our vessels may suffer damages or face unexpected repairs costs, and increase the cost of war risk insurance premiums, if such insurance is available at all. We may have to pay repair costs that our insurance does not cover. There is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, particularly if damages exceed our insurance coverage, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.
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
We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in Ukraine, the Middle East and elsewhere, including attacks in recent years involving vessels and vessel seizures in the Strait of Hormuz and off the coast of Gibraltar, the recent attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and the presence of U.S. or other armed forces in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked.
In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s past threat to close the Strait of Hormuz, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia, may also impact the availability of LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including tax matters and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.
Furthermore, Russia’s recent invasion of Ukraine, and sanctions announced in February and March 2022 by the United States, the EU and several European and other nations against Russia and any further sanctions, including any sanctions or restrictions affecting companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response, may also adversely impact our business given Russia’s role as a major global exporter of crude oil.
Terrorist attacks, or the perception that LPG or natural gas facilities and LPG carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG to the United States and to other countries. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.
In addition, public health threats, such as the coronavirus, influenza and other highly contagious diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
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
From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Syria and North Korea. The ongoing conflict in Ukraine has resulted in the imposition of sanctions against regions of Ukraine, in addition to those previously imposed with respect to the Crimea region, and Russia, and could result in the imposition of further economic sanctions by the United States and the European Union against Russia. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
We believe all of our port calls have been made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.
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
We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector of the shipping industry and the overall financial condition of the counterparties, all of which may continue to be negatively impacted by the
COVID-19
pandemic and related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For example, in 2020 a charterer of four of our vessels sought bankruptcy protection, purported to cancel the charters for these vessels and returned the vessels to us. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy
the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.
As of April 1, 2022, of our 42 vessels in the water, including seven JV Vessels, 37 were under period charters (bareboat charters and time charters), while five were deployed in the spot market. As of April 1, 2022, 54% of our anticipated fleet days, including our JV vessels, were covered by period charter contracts for the remainder of 2022 and 7% for 2023.
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
In our operating history, we have derived a significant part of our revenue from a small number of charterers. While for the year ended December 31, 2021 we did not have any customer from which we derived more than 10% of our revenues, in 2020 and 2019 we had two and three such customers, respectively. For the year ended December 31, 2021, our three largest customers accounted for 21.2% of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
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
Some of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, some loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling
12-month
period. As of December 31, 2021, we were in compliance with the covenants in our loan agreements.
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
Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers is sensitive to, among other things, changes in the LPG carrier charter markets, respectively, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier charter and the impact of the decline in oil prices, which have reversed a decline in the second half of 2021 and early 2022, on demand for LPG has adversely affected LPG carrier values since the fourth quarter of 2014. A continuation or worsening of these conditions would lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements as we did in each of our last six fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.
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

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, and in particular oil majors and large oil traders, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more of our vessels occurring over time. Moreover, continuously increasing requirements from oil and gas industry constituents can further complicate our ability to meet the standards. Any non-compliance by us,
either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and, if reinstated, our ability to pay cash dividends to our shareholders.
Global economic conditions and disruptions in world financial markets, including renewed disruptions as a consequence of the current
COVID-19
pandemic, and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020 and 2021 as a result of the
COVID-19
pandemic. While the global economy had improved in recent years, the recent outbreak of
COVID-19
has dramatically disrupted the global economy. This may also prolong tight credit markets and potentially cause such conditions to become more severe. These issues, along with the limited supply of credit to the shipping industry and the re-pricing
of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing, all of which could be exacerbated by the
COVID-19
pandemic. As a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all, which may also be further negatively impacted by the
COVID-19
pandemic. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
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
As of December 31, 2021 we had outstanding indebtedness, net of deferred arrangement fees, of $301.0 million. We would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have recently started to increase from historically low levels, may increase the cost of servicing our indebtedness with similar results.
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
Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG transportation decreases and charter rates and vessel values are adversely affected.
We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”).
The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, LIBOR, which was at low levels for an extended period of time, increased in 2017 and 2018 and recently has begun to increase substantially, with expectations that it will increase further. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to new-buildings.
As of December 31, 2021, we had approximately 30% of our loan exposure under interest rate swap arrangements. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.
The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out
LIBOR, including three and six month LIBOR which most of our loan agreements are based on, by June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact

a
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
1
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
As of April 1, 2022, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 42 operating vessels in our fleet, including our seven JV vessels and technical manager for 33 vessels in our fleet not deployed on bareboat charters, while subcontracting the technical management of 6 of the remaining vessels in our fleet not deployed on bareboat charters, 2 vessels to Brave Maritime, which is affiliated with Stealth Maritime, and 4 to unaffiliated third parties
.
We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of LPG carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.
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
In addition, if Stealth Maritime suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU, UN or other sanctions, involving ships managed by Stealth Maritime whether or not owned by us, it may harm the ability of our company or our subsidiaries to successfully compete in our industry, including due to oil majors and other charterers electing not to do business with Stealth Maritime or us.
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
In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the agreements for the acquisition of two newbuilding LPG carriers in June 2020 and the acquisition of a 51% ownership in a newbuilding LPG carrier to be delivered 2023, as part of a joint venture, the other 49% having been bought by an unaffiliated joint venture partner. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.
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
It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in
any LPG carrier without first offering the opportunity to
charter-in
such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of our company. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers, are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.
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
Delays in the delivery of any
new-building
or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as
COVID-19
or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving Russia or North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.
In addition, the refund guarantors under any newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance
of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.
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
Since our initial public offering through to December 31, 2021 we have sold 41 LPG carriers, including 4 LPG carriers of which 49.9% equity interest was sold to a JV arrangement and spun-off
our four tankers to our shareholders in 2021. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to three LPG carriers of our fleet include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels which are due to end in 2022. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carrier values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

In addition, the operation of our two JV agreements present certain operational risks. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired pursuant to the same JV arrangement a 50.1% equity interest in a 38,000 cbm LPG carrier in the second quarter of 2019. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020, sold one of these vessels in the second quarter of 2021 and acquired a 51% equity interest in one newbuilding 40,000 cbm LPG carrier to be delivered in 2023. These acquisitions and vessel operations under a JV structure may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreements. For example, the joint venture agreements require that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the applicable JV investor. Accordingly, if the respective JV investors were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.
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
After the completion of the Tanker
Spin-Off,
we operate only LPG carriers and our lack of a diversified business could adversely affect us.
Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend entirely on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source—the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of LPG and the market for LPG products have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.
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
In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2022, the average age of the vessels in our fleet, including the JV vessels, was approximately 9.8 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
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
We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, if one of our ships, or other ships managed by our technical managers, were to incur significant costs from an accident, spill or other environmental liability, our insurance premiums and costs could increase significantly.
Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.
Our major stockholder, our Chief Executive Officer, together with a company he controls, owns approximately 21.6% of our outstanding common stock as of April 1, 2022 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.
Risks Related to Taxation
If we were to be subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.
We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of our net income and cash flows, including cash available for dividend payments. Under current Marshall Islands law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our stockholders, other than stockholders ordinarily resident in the Republic of the Marshall Islands, if any. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.
In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our manager is located in Greece, we will have to pay these duties. Our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees.
In addition, China has enacted a new
tax for non-resident international transportation
enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.
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
Our Chief Executive Officer, who beneficially owned approximately 21.6% of our outstanding shares of common stock as of April 1, 2022, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.
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
We do not believe that we were a PFIC for 2021. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2021. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2021 or a subsequent year.
In addition, although we do not believe that we were a PFIC for 2021, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2022 or any future taxable year.
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
The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of future dividends will depend on the state of the LPG carrier market, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.
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
Certain of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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
Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2021, we acquired an additional 72 LPG carriers, including 3 MGC LPG carriers of which we acquired a 51% equity interest through one of our JV arrangements in 2020 (one subsequently sold in 2021), three product carriers and one Aframax crude oil tanker we concluded with the sale of 41 LPG carriers, including 4 LPG carriers of which a 49.9% equity interest was sold to the JV arrangement in 2019 and we spun-off
our four tankers to our shareholders as discussed below.
We incorporated Imperial Petroleum Inc. under the laws of the Republic of the Marshall Islands on May 14, 2021, to serve as the holding company of four subsidiaries, each owning one of the tanker vessels then in our fleet, which we subsequently contributed to Imperial Petroleum in connection with the Tanker
Spin-Off .
The four tankers comprised three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker. On December 3, 2021, we distributed all of Imperial Petroleum’s outstanding shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, to our stockholders, which completed the separation of Imperial Petroleum from StealthGas.
As of December 31, 2021, we had a fleet of 44 LPG carriers, including seven JV vessels, and our JV had contracted to acquire one 40,000 cbm LPG carrier newbuilding under construction. We sold one vessel in the first quarter of 2022, and ceased to charter-in
one vessel. As of April 1, 2022, our fleet is composed of 42 LPG carriers, including seven JV vessels, with a total capacity of approximately 389,426 cbm, and our JV had a contract to acquire one 40,000 cbm LPG carrier newbuilding under construction.
Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2022, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form
20-F.
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
As of April 1, 2022, our fleet consisted of 42
LPG carriers, including seven JV vessels, with an average age of
9.8 years. The table below describes our fleet and its deployment as of April 1, 2022.

Owned LPG Carriers (35 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	November 2022
Eco Ice	2018	22,358	semi-refrigerated	Spot	—
Eco Freeze	2018	22,353	semi-refrigerated	Time Charter	April 2022
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	August 2022
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	October 2022
Eco Alice	2020	7,543	fully-pressurized	Time Charter	July 2022
Eco Nical(4)	2016	7,541	fully-pressurized	Time Charter	October 2022
Gas Husky	2012	7,516	fully-pressurized	Time Charter	July 2022
Gas Esco	2012	7,514	fully-pressurized	Spot	—
Eco Dominator(6)	2016	7,221	fully-pressurized	Time Charter	March 2023
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	December 2022
Eco Chios	2014	7,211	fully-pressurized	Bareboat Charter	May 2022
Eco Stream	2014	7,210	fully-pressurized	Spot	—
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	April 2022
Gas Prodigy	2003	5,031	fully-pressurized	Time Charter	April 2022
Eco Enigma	2015	5,025	fully-pressurized	Time Charter	January 2023
Eco Universe(6)	2015	5,025	fully-pressurized	Time Charter	February 2023
Eco Czar	2015	5,020	fully-pressurized	Time Charter	June 2022
Eco Nemesis(6)	2015	5,019	fully-pressurized	Time Charter	March 2023
Gas Monarch(7)	1997	5,018	fully-pressurized	Spot	—
Gas Elixir	2011	5,018	fully-pressurized	Spot	—
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	April 2022
Gas Myth(6)	2011	5,018	fully-pressurized	Time Charter	January 2023
Eco Invictus(6)	2014	5,016	fully-pressurized	Time Charter	November 2022
Eco Texiana	2020	5,030	fully-pressurized	Time Charter	July 2022
Eco Green(6)	2015	4,991	fully-pressurized	Time Charter	June 2022
Eco Dream	2015	4,989	fully-pressurized	Time Charter	June 2022
Gas Spirit	2001	4,112	fully-pressurized	Time Charter	April 2022
Eco Elysium(5)	2014	3,526	fully-pressurized	Time Charter	June 2024
Eco Royalty(6)	2015	3,525	fully-pressurized	Time Charter	February 2023
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2023
Gas Astrid	2009	3,514	fully-pressurized	Bareboat Charter	April 2022
Gas Exelero	2009	3,513	fully-pressurized	Bareboat Charter	June 2022
Gas Alice(6)	2006	3,513	fully-pressurized	Time Charter	August 2023
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	September 2022
		259,508 cbm

JV LPG Vessels (7 vessels)

Eco Nebula(2)	2007	38,898	fully-refrigerated	Time Charter	July 2022
Gaschem Bremen(3)	2010	35,232	fully-refrigerated	Time Charter	March 2023
Eco Evoluzione (ex. Gaschem Stade)(3)	2010	35,214	fully-refrigerated	Time Charter	August 2022
Gas Haralambos(2)(6)	2007	7,020	fully-pressurized	Time Charter	June 2022
Gas Defiance(2)	2008	5,018	fully-pressurized	Time Charter	May 2022
Gas Shuriken(2)	2008	5,018	fully-pressurized	Time Charter	December 2022
Eco Lucidity(2)(6)	2015	3,517	fully-pressurized	Time Charter	December 2022
		129,918 cbm
Total LPG Carrier Fleet: 42 vessels		389,426 cbm

(1)	Earliest date charters could expire.
(2)	JV vessel owned by a joint venture established in 2019 in which we own a 50.1% equity interest.
(3)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(4)	Charterer has the option to extend charter for an additional six months.
(5)	Charterer has option to extend charter for an additional three-year period.
(6)	Charterer has option to extend charter for an additional year.
(7)
On April 19, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Monarch” to an unaffiliated third party for $2,375,000, which sale remains subject to customary conditions.

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
, the
Eco Evoluzione (ex. Gaschem Stade)
and the
Gaschem Hamburg
, pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest. The
Gaschem Hamburg
was subsequently sold in the second quarter of 2021. These joint venture vessels are managed by our manager, Stealth Maritime.
Commercial and Technical Management of Our Fleet
We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking
and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest. As of April 1, 2022, the technical management of six of our ships was subcontracted by Stealth Maritime.. These crew and technical managers are supervised by Stealth Maritime.
Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day (except for four vessels for which a fixed daily fee of $280 is charged by Stealth Maritime as part of the services is currently provided by third party managers) on a monthly basis in advance, pro-rated
for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in
any LPG carrier without first offering the opportunity to
charter-in
such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover other sectors of the shipping industry, including product carriers or crude oil tankers.
The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal
is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2023.
For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.
Crewing and Employees
Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2021 and 2022, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, has been responsible for providing the crewing of our fleet, under Stealth Maritime’s and Brave Maritime’s technical management, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew. The remaining vessels were crewed by their respective technical managers and their crewing agents.
Chartering of the Fleet
We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers, and prior to the Tanker
Spin-Off
our tankers, on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking
costs.
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
In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2022 and including our seven JV vessels, we had 5 vessels operating in the spot market, 24 vessels on time charters expiring in 2022, 10 on time charters expiring from 2023 to 2024 and 3 on bareboat charters expiring in 2022. In terms of charter coverage as of April 1, 2022, we had 54% of the available calendar days fixed under period charters for 2022 and 7% for 2023.
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

Customers
Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2021, we did not have any single customer account for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered
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
More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with
“non-identical”
engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. For example, the Mediterranean Sea has been proposed as an additional ECA. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.
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
In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as

amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spills or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.
Our LPG vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier
system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.
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
On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this report, the United States Coast Guard has approved nearly 50 Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.
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
Climate Control Initiatives
Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. MARPOL adopted in June 2021 will build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The USCG plans to develop and propose regulations to implement these provisions in the United States. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over

5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
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
In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in 2021, the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.
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

Competition
We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2022, our LPG carrier fleet, including our seven JV vessels, had an average age of 9.8 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2022, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.
Competition for charters can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.
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
C. Organizational Structure
As of April 1, 2022, other than the entities owning the JV Vessels, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.
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
Overview
We are a provider of international seaborne transportation services to LPG producers and users. As of December 31, 2021, we operated a fleet of 44 LPG carriers, including seven JV vessels, that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”). As of April 1, 2022, our fleet is composed of 42 LPG carriers including seven JV vessels, with a total capacity of approximately 389,426 cubic meters (cbm). For the years ended December 31, 2019, 2020 and 2021, we owned, excluding our JV vessels, an average of 42.6, 41.6 and 41.3 vessels, respectively, generating revenues of $144.3 million, $145.0 million and $150.2 million, respectively.
We incorporated Imperial Petroleum Inc. (“Imperial Petroleum”) under the laws of the Republic of the Marshall Islands on May 14, 2021, to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our fleet, which we subsequently contributed to Imperial Petroleum in connection with the Tanker
Spin-Off.
The tanker vessels consisted of three medium range product carriers with a total capacity of 140,000 dwt that carried refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one 115,804 dwt Aframax tanker which was used for carrying crude oil. On December 3, 2021, we effected the Tanker
Spin-Off
by distributing all of Imperial Petroleum’s outstanding shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, to our stockholders, which completed the separation of Imperial Petroleum from StealthGas.
In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the
Gas
Haralambos
, the
Gas Defiance
, the
Gas Shuriken
and the
Eco Lucidity
, to a leading maritime-focused investor. We and our manager, Stealth Maritime, continue to manage these vessels. These four vessels were classified as held for sale as of December 31, 2018, and following the closing date of these sales, the entities owning these vessels, including associated debt totaling $30.1 million, are no longer fully consolidated in our balance sheet as we and the investor have joint control over these entities. In the second quarter of 2019 we acquired a 2007-built, 38,000 cbm LPG carrier, the
Eco Nebula
, with this same investor, in which we have a 50.1% equity interest. In the first quarter of 2020, a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and joint control, acquired three 2010-built Medium Gas Carriers, the
Gaschem Hamburg
, the
Gaschem Stade
and the
Gaschem Bremen
, of an aggregate capacity of 105,650 cbm. The
Gaschem Hamburg
was subsequently sold in the second quarter of 2021. Due to the joint control over these entities, our equity interest percentages in the entities owning these vessels, are accounted for under the equity method.
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

As of April 1, 2022 and excluding our JV vessels, 3 of our LPG carriers were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. Of the remaining vessels in our fleet excluding our JV vessels, as of April 1, 2022, 5 were employed in the spot market, with the remaining vessels deployed on period charters. As of April 1, 2022 and excluding our JV vessels, 51% of our anticipated fleet days were covered by period charter contracts for the remainder of 2022 and 8% for 2023. The corresponding forward coverage as of April 1, 2021 was 58% for the remainder of 2021 and 14% for 2022. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.
A. Operating Results
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days
. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire
days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In the first quarter of 2019, we agreed to sell a 49.9% equity interest in the entities owning four of our LPG carriers. We may also elect to sell additional vessels in our fleet from time to time, such as the two LPG carriers we sold in the first quarter of 2022, the two LPG carriers we sold in 2021 (including one JV vessel), the two LPG carriers we sold in 2020, the one LPG carrier we sold in 2019 (excluding four of our vessels in which we sold a 49.9% equity interest in our joint venture arrangement). During the same period we acquired seven LPG carriers thus increasing the total number of calendar days.

The completion of the Tanker
Spin-Off
of four tankers vessels on December 3, 2021 only impacted approximately one month of our 2021 results but will impact all twelve months of our 2022 results, with the expected effect that this will reduce revenue and operating and finance expenses, and also result in lower depreciation costs as the depreciation costs of the four tanker vessels aggregated $8.6 million in a full year.

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

•
Cyclicality
. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and until the beginning of 2020, when the broader shipping market was globally affected by the outbreak of the
COVID-19
virus and the resulting disruptions to the international shipping industry and energy demand, have and could continue to negatively affect small and medium range LPG carrier charter rates.

While the global economy has begun to recover in parts of the world, driven in part by the availability of COVID-19 vaccines,
and in turn energy demand has shown some recent improvement, the success and timing of COVID-19 containment strategies
remain uncertain, particularly in light of the emergence of variants such as Delta and Omicron, and charter rates face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG products, particularly resulting from failure to contain the COVID-19 pandemic.
In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier charter rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for energy and LPG specifically.
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

•
Seasonality
. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2019, 2020 and 2021.

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
Impact of
COVID-19
on our Business
The spread of the
COVID-19
virus, which was declared a pandemic by the World Health Organization in March 2020, has caused and will likely continue to cause substantial disruptions in the global economy and trade, including reduced demand for energy, with many countries, ports and organizations, including those where we conduct a large part of our operations, having implemented measures to combat the outbreak, such as quarantines and travel restrictions. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LPG. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand, adversely affected our ability to secure charters at attractive rates in 2020 and 2021, and may continue to do so, particularly for our vessels in the spot market or with charters expiring in 2022, as demand for additional charters could continue to be affected. Our business, and the LPG shipping industry as a whole, is also likely to be impacted by delays in crew changes as well as delays in the construction of new-build
vessels, scheduled
dry-dockings,
intermediate or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020 and 2021, and may continue to do so in 2022. The extent to which
COVID-19
will impact our future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the virus and the actions to contain or treat its impact.
In response to the pandemic, we have instituted enhanced safety protocols such as regular disinfection of our on-shore
facilities, regular employee
COVID-19
testing, digital temperature reading facilities, limitation of on-site
visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, also reduced our interest expense initially, however, interest rates are expected to begin to increase to combat inflation.
Joint Ventures
As of April 1, 2022, seven of the vessels in our fleet were owned through two separate joint venture arrangements. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired with the same JV arrangement a 38,000 cbm LPG carrier in the second quarter of 2019 in which we also have a 50.1% equity interest.. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020, one of which was subsequently sold to a third party in the first half of 2021 and subsequently exercised an option to acquire from a related party a 51% equity interest in a 40,000 cbm newbuilding LPG carrier to be delivered in 2023, the remaining 49% having been bought by our JV partner. See “Note 7 Investments in Joint Ventures” in our audited consolidated financial statements include elsewhere in this report, for additional information regarding these joint ventures.
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
Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier, and prior to the completion of the Tanker
Spin-Off
in December 2021, product carrier and crude oil tanker charter markets.
We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.
Voyage Expenses
Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 and then following a rise, decreased again at the beginning of 2020 and remained at low levels for the majority of the year, after the onset of the
COVID-19
pandemic, before increasing in late 2021 and early 2022, accounted for 52.3% of total voyage expenses for the year ended December 31, 2021, 47.2% of total voyage expenses for the year ended December 31, 2020 and 48.0% of total voyage expenses for the year ended December 31, 2019. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2021 and 2020, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 9.0% and 7.8%, respectively, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2022, we had 5 vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2021 was 10 and as of April 1, 2020 was 4.
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
Management Fees
During each of the years ended December 31, 2019, 2020 and 2021, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter (except for four vessels for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day
basis.
General and Administrative Expenses
We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash
executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Chief Technical Officer and Internal Auditor. During the year ended December 31, 2021, such compensation was in the aggregate amount of $1.0 million.
Depreciation and Dry docking
We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers, and 25 years in the case of the product carriers and crude oil tanker that we owned prior to the Tanker
Spin-Off.
Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2021, we dry docked eight vessels at a total cost of $5.3 million, while in 2020, we drydocked seven vessels at a total cost of $3.6 million and in 2019, two small LPG vessels underwent drydocking and one small LPG vessel completed its docking survey at a total cost of $1.1 million. We expect that during 2022 seven vessels and two additional JV vessels will be dry docked.
Impairment Loss
Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31, 2021, 2020 and 2019, we recognized an impairment loss of (1) $44.6 million on four tankers related to Tanker
Spin-Off,
on three LPG vessels and for one of our oldest LPG vessels, (2) $3.9 million on four of our oldest vessels, and (3) $1 million on two of our oldest vessels, respectively.
Net (Gain)/Loss on Sale of Vessels
The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. Depreciation is calculated using the straight line method, from the date the vessel was originally built, over an estimated useful life of 25 years for the tankers in our fleet (up to the date of spin off) and 30 years for the LPG carriers in our fleet. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton.

In 2021, we agreed to sell two vessels, the
Gas Imperiale
, which was delivered to her new owners in September 2021, and the
Eco Loyalty
, which was delivered to her new owners in February 2022 (as of December 31, 2021 that vessel was classified as held for sale). For these two vessels we recognized an impairment loss of $3.0 million. In addition, one of our JVs sold the
Gaschem Hamburg
that was delivered to her new owners in May 2021andfrom the sale our JV recognized a gain of $6.8 million. In 2020, we sold and delivered to their new owners two of our LPG vessels, the
Gas Nemesis II
and the
Gas Pasha
, both for further trading for which we recognized an aggregate loss of $1.1 million. In 2019, we sold 49.9% equity stake of four of our small LPG vessels, the
Gas Defiance
, the
Gas Shuriken
, the
Gas Haralambos
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
expired in the fourth quarter of 2018.
Loss on Derivatives
All of our 6 interest rate swaps, as of December 31, 2021, are accounted for as cash flow hedges (2020: six of our interest rate swaps and 2019: six of our nine interest rate swaps) and the changes in their fair values are recorded in “Accumulated other comprehensive loss”. In the fourth quarter of 2021 in relation to the Tanker
Spin-Off
and repayment of their existing facilities at the time we unwound one swap at a loss of $0.3 million. All changes in the fair value of our cash flow interest rate swaps that are not accounted for as cash flow hedges, are recorded in earnings under “Loss on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to incidences where such arrangements qualify for hedge accounting, due to the recognition of non-cash
fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.
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
Critical Accounting Estimates
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
Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

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
We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2021, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.
Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and:

•	revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place for vessels of less than twenty years of age and,

•	revenue estimates based on five-year historical average rates for periods for which there is no charter in place for vessels of twenty years of age and above,
Utilization rate was assumed to be:

•	96.4% for vessels of less than twenty years of age, and

•	actual five-year historical average utilization rate for the vessels of twenty years of age and above.
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
During the twelve months of 2021, the Company identified and recorded an impairment loss of $4,326,223 for three of its vessels, the
Eco Loyalty
, the
Gas Imperiale
and the
Gas Inspiration
, which were agreed to be sold for further trading and an impairment loss of $104,119 for the
Gas Monarch
for which the undiscounted estimated future net operating cash flows did not exceed its carrying value. As of December 31, 2021, the Company identified and recorded an additional impairment loss of $40,185,872 in connection with the Tanker
Spin-off.
During the first nine months of 2020, the Company identified and recorded an impairment loss of $2,836,805 for two of its vessels, the
Gas Pasha
and the
Gas Nemesis II
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
new-buildings.
Sensitivity Analysis.
The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2021 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2021, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year
historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2021 rates as compared with the base rates for the vessels		5-year historical average rate		3-year historical average rate		1-year historical average rate
	of less than twenty years of age	of twenty years of age and above	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	0.59%	-1.86%	—	—	—	—	1	1.8
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
Based on the carrying value of each of our vessels held for use as of December 31, 2021 and what we believe the charter-free market values of each of these vessels was as of December 31, 2021, 17 of our 36 owned vessels in the water had current carrying values, before the impairment loss recorded in 2021, above their market values (25 of our 41 vessels in the water as at December 31, 2020). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $25.0 million and $73 million as of December 31, 2021 and 2020, respectively. However, we believe that with respect to each of these 17 vessels except for the
Gas Monarch
for which we recorded an impairment loss as of December 31, 2021, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.
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
Vessel depreciation:
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 or 30 years from date of initial delivery from the shipyard depending on the vessel type. We believe that a
30-year
depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a
25-year
depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2021 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.
Results of Operations

	Year Ended December 31,
	2019	2020	2021
INCOME STATEMENT DATA
Revenues	$144,259,312	$145,003,021	$150,204,527
Revenues—related party	—	—	—
Total Revenues	$144,259,312	$145,003,021	$150,204,527
Operating expenses:
Voyage expenses	15,201,978	12,259,795	20,342,186
Voyage expenses—related party	1,788,543	1,799,209	1,867,100
Vessels’ operating expenses	48,619,594	52,344,721	60,443,813
Vessels’ operating expenses—related party	966,500	950,500	1,065,750
Charter hire expenses	6,268,988	318,606	—
Dry-docking costs	1,094,306	3,640,327	5,285,490
Management fees	5,730,910	5,599,351	5,831,900
General and administrative expenses	3,706,320	2,301,308	4,337,013
Depreciation	37,693,733	37,455,093	37,125,903
Impairment loss	993,916	3,857,307	44,616,214
Other operating costs	—	—	—
Net loss on sale of vessels	485,516	1,134,854	304,210
Total expenses	122,550,304	121,661,071	181,219,579
Income/(Loss) from operations	21,709,008	23,341,950	(31,015,052)
Interest and finance costs	(20,978,065)	(14,129,893)	(12,678,101)
Gain on deconsolidation on subsidiaries	145,000	—	—
(Loss)/Gain on derivatives	(107,550)	(50,976)	240,153
Interest income	846,271	167,794	26,379
Foreign exchange loss	(8,235)	(54,374)	(23,288)
Other expenses, net	(20,102,579)	(14,067,449)	(12,434,857)
Equity earnings in joint ventures	486,695	2,709,984	8,326,701
Net income/(loss)	2,093,124	11,984,485	(35,123,208)

	Year Ended December 31,
	2019	2020	2021

FLEET DATA
Average number of vessels(1)	42.6	41.6	41.3
Total voyage days for fleet(2)	16,230	15,079	14,786
Total time and bareboat charter days for fleet(3)	13,541	12,442	11,714
Total spot market days for fleet(4)	2,689	2,637	3,072
Total calendar days for fleet(5)	16,328	15,292	15,071
Fleet utilization(6)	99.4%	98.6%	98.1%
Fleet operational utilization(7)	97.5%	96.1%	94.9%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$7,842	$8,684	$8,657
Vessel operating expenses(9)	3,037	3,485	4,081
General and administrative expenses	227	150	288
Management fees(11)	351	366	387

Total daily operating expenses(12)	$3,264	$3,635	$4,369

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

	Year Ended December 31,
	2019	2020	2021
Voyage revenues	$144,259,312	$145,003,021	$150,204,527
Voyage expenses	(16,990,521)	(14,059,004)	(22,209,286)

Charter equivalent revenues	$127,268,791	$130,944,017	$127,995,241

Total voyage days for fleet	16,230	15,079	14,786

Adjusted average charter rate	$7,842	$8,684	$8,657

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

Year ended December 31, 2021 compared to the year ended December 31, 2020
The average number of vessels in our fleet was 41.3 for the year ended December 31, 2021 compared to 41.6 for the year ended December 31, 2020.
REVENUES—Voyage revenues for the year ended December 31, 2021 were $150.2 million compared to $145.0 million for the year ended December 31, 2020, an increase of $5.2 million, primarily due to a reduction of our bareboat activity by 47.6% (equivalent to 1,630 days), where revenues are inherently lower, as vessels that came off bareboat charters subsequently entered into time or spot charters, as well as the substitution of older vessels in the fleet, such as the
Gas Nemesis II
and
Gas Pasha,
by the addition of modern larger vessels, such as the
Eco Alice
and the
Eco Blizzard
. Total calendar days for our fleet were 15,071 for the year ended December 31, 2021 compared to 15,292 for the year ended December 31, 2020, due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2021, 1,796 or 11.9% were bareboat charter days, 9,918 or 65.8% were time charter days and 3,072 or 20.4% were spot days. This compares to 3,426 or 22.4% bareboat charter days, 9,016 or 59.0%—time charter days and 2,637 or 17.2% spot days in 2020. Our fleet operational utilization was 94.9% and 96.1% for the years ended December 31, 2021 and December 31, 2020, respectively.
VOYAGE EXPENSES—Voyage expenses were $22.2 million for the year ended December 31, 2021 compared to $14.1 million for the year ended December 31, 2020, an increase of $8.1 million, or 57.4%, mostly attributed to the 16.5% increase in spot days accompanied by an increase in bunker costs, for which we are responsible under spot charters, due to high prevailing oil prices. Voyage expenses consisted largely of bunker charges amounting to $11.6 million for 2021 compared to bunker charges amounting to $6.6 million for 2020, an increase of $5.0 million. Under spot charters we are responsible for paying the vessels’ bunkers consumption, as well as most expenses. Voyage expenses also included port expenses of $4.6 million for the year ended December 31, 2021 compared to $2.9 million for the year ended December 31, 2020, an increase of $1.7 million and commissions to third parties which were $3.3 million for the year ended December 31, 2021 compared to $2.7 million for the year ended December 31, 2020.
VESSEL OPERATING EXPENSES—Vessel operating expenses were $61.5 million for the year ended December 31, 2021 compared to $53.3 million for the year ended December 31, 2020, an increase of $8.2 million, or 15.4%. The increase in operating expenses was due to the reduction in the number of our vessels on bareboat—since under bareboat charter arrangements we are not responsible for vessel operating expenses, in conjunction with increased crew costs faced due the
COVID-19
pandemic. Seven vessels (six small LPG carriers and one tanker), which in 2020 were on bareboat either for the entire year or a fair amount of time, were operated under time or spot charters in 2021 thus incurring operating expenses.
DRY DOCKING COSTS—Dry docking costs were $5.3 million for the year ended December 31, 2021 compared to $3.6 million for the year ended December 31, 2020, an increase of $1.7 million, or 47.2%. Dry docking costs for the year ended December 31, 2021 related to the dry docking of eight vessels while the costs for the same period of last year related to the dry docking of seven vessels.
MANAGEMENT FEES—Management fees were $5.8 million for the year ended December 31, 2021 compared to $5.6 million for the year ended December 31, 2020, an increase of $0.2 million or 3.6%. The increase was due to the higher fees charged to vessels managed by unaffiliated third parties. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for four vessels for which a fixed daily fee of $280 is charged) and $125 per day for vessels under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2021 were $4.3 million compared to $2.3 million for the year ended December 31, 2020, an increase of $2.0 million or 87.0%, mainly due to share based compensation expenses and increased expenses related to the Tanker
Spin-Off
transaction. Included in the general and administrative expenses for the years ended December 31, 2021 and December 31, 2020 were $1.0 million respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.
DEPRECIATION—Depreciation expenses for the 41.3 average number of vessels in our fleet for the year ended December 31, 2021 were $37.1 million compared to $37.5 million for the 41.6 average number of vessels in our fleet for the year ended December 31, 2020, a decrease of $0.4 million or 1.1%. This decrease in depreciation expenses was due to the net reduction of the average number of vessels in our owned fleet.
IMPAIRMENT LOSS—During the year ended December 31, 2021 the Company recognized an impairment loss of $44.6 million mainly attributable to the Tanker
Spin-Off
transaction, combined with the sale of three LPG vessels and for the impairment of one of our oldest remaining LPG vessels. During the year ended December 31, 2020 we recognized an impairment loss of $3.9 million for four of our oldest LPG vessels.
NET / LOSS ON SALE OF VESSELS—During the year 2021, we sold, and delivered to her new owners, the
Gas Imperiale,
for which we incurred an aggregate net loss on the sale of vessel of $0.3 million. In the year 2020, we concluded the sales of the
Gas Nemesis II
and the
Gas Pasha,
for which we incurred a net loss of $1.1 million on the sale of these vessels.
INTEREST AND FINANCE COSTS—Interest and finance costs were $12.7 million for the year ended December 31, 2021 compared to $14.1 million for the year ended December 31, 2020, a decrease of $1.4 million, or 10.0%. The decrease in interest and finance cost was primarily attributed to the decline of LIBOR rates since the second half of 2020 and all through 2021 and secondarily due to a decline in margins for new loans, along with the decrease of our overall indebtedness, partially offset by the incurrence of refinancing related costs.
INTEREST INCOME—Interest income was $0.03 million for the year ended December 31, 2021 compared to $0.2 million for the year ended December 31, 2020, a decrease of $0.17 million due to less time deposits, and lower deposit rates offered compared to rates offered in the same period of last year.

EQUITY EARNINGS IN JOINT VENTURES—was $8.3 million for the year ended December 31, 2021 compared to $2.7 million in the year ended December 31, 2020. The $5.6 million increase in 2021 compared to 2020 was mainly due to sale of one jointly owned LPG vessel in 2021 and the absence of any drydockings during 2021 compared to three vessels being drydocked during 2020.
NET INCOME—As a result of the above factors, we recorded a net loss of $35.1 million for the year ended December 31, 2021, compared to net income of $12.0 million for the year ended December 31, 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019 please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” contained in our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 27, 2021.
B. Liquidity and Capital Resources
As of December 31, 2021, we had cash and cash equivalents of $31.3 million, restricted cash of $2.2 million classified as current assets, and restricted cash of $12.2 million, classified as non-current
assets.
Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.
We had net proceeds from vessel sale of $7.8 million in 2021, $5.3 million in 2020, and $18.7 million in 2019. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase shares of our common stock.
Our liquidity needs, as of December 31, 2021 through the end of 2022 and beyond, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses as well as to committed capital expenditures and any vessel acquisitions we elect to make either independently or in collaboration with a third party investor. As of December 31, 2021, we had no committed capital expenditures. One of our JV arrangements has committed capital expenditures for predelivery and delivery installments related to one newbuilding carrier scheduled to be delivered in 2023 that we expect will be met through the JV’s existing cash and operating cashflow and partially financed by a bank loan to be arranged, a portion of which bank loan may be guaranteed by the Company. Furthermore, we have seven scheduled drydockings for 2022, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for water ballast system installations.
As of December 31, 2021, our aggregate debt outstanding, net of deferred finance charges, was $301.0 million, of which $39.1 million was classified as a current liability. We are also obligated to pay management fees and reimburse executive compensation under our management agreement with Stealth Maritime. See “—Contractual Obligations” below.
We have guaranteed to the respective lenders the performance of the loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2021 amounted to $36.8 million. With regards to the guarantee provided for the loan agreement entered into by one of these entities, the joint venture party owning 49% equity interest in this entity has provided to us a counter guarantee amounting to 49% of the outstanding loan balances of this entity. Total outstanding loan balances of this entity as of December 31, 2021 amounted to $27.1 million. See “Note 19 Commitments and Contingencies” in our audited consolidated financial statements include elsewhere in this report.

We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months and debt service requirements, as well as the expected continuing impact of the
COVID-19
pandemic on the global economy and our business in particular which could, however, be even more severe than currently anticipated.
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
Our contractual obligations as of December 31, 2021 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2022)	1-3 years (2023-2024)	3-5 years (2025-2026)	More than 5 years (After January 1, 2027)
Long-term debt obligations	303,167	39,639	61,214	154,656	47,658
Interest on principal amounts outstanding(1)	35,224	6,951	16,415	10,378	1,479
Interest on interest rate swap arrangements outstanding(1)	1,390	1,233	566	(192)	(216)
Management fees(2)	8,025	5,350	2,675	—	—
Executive fees	524	524	—	—	—

Total	348,330	53,697	80,870	164,842	48,921

(1)
Based on assumed 3M LIBOR rates (or replacement benchmark rate) of 0.52% for 2022, 1.31% for 2023, 1.60% for 2024, 1.65% for 2025, 1.63% for 2026 and 1.71% thereafter and the effect of our interest rate swap arrangements.

(2)
Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (apart from four vessels for which some services are currently provided by third party managers, where a fixed daily fee of $280 is charged by Stealth Maritime). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. The initial term of our management agreement with Stealth Maritime expired in June 2010, but is extended on a year-to-year
basis thereafter, unless six months’ written notice is provided prior to the expiration of the term. No such notice was provided up to December 31, 2021, therefore the current term of our management agreement expires in June 2023.

Cash Flows

	Year Ended December 31,
	2019	2020	2021
Net cash provided by operating activities	$30,818,599	$52,113,096	$41,038,681
Net cash provided by/(used in) investing activities	33,487,288	(58,074,154)	(19,247,631)
Net cash used in financing activities	(61,616,546)	(23,119,072)	(29,130,715)

Net cash provided by operating activities—was $41.0 million for the year ended December 31, 2021, $52.1 million for the year ended December 31, 2020, and $30.8 million for the year ended December 31, 2019. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in 2021 compared to 2020 primarily due to a reduction in our profitability, excluding the profits from our JV arrangements, and a reduction in liabilities towards our manager, Stealth Maritime, and increased in 2020 compared to 2019, mainly due to the increase in our profitability, and due to lower outflow of payments to Stealth Maritime in 2020 compared to year 2019.
Net cash (used in)/provided by investing activities—was an outflow of $19.2 million in 2021, an outflow of $58.1 million in 2020, and net cash provided by investing activities was $33.5 million for the year ended December 31, 2019.
In 2021, net cash used in investing activities consisted of $25.2 million related to the delivery of one newbuilding LPG vessel, the
Eco Blizzard
, offset by proceeds of $7.8 million from the sale of
Gas Imperiale
, and $3.3 million invested for the acquisition of one newbuilding 40,000 cbm LPG carrier to be delivered in 2023 to the JV arrangement established in early 2020, and in which we hold an equity participation of 51%. The $3.3 million consisted of the exercise of a purchase option and the reimbursement of a yard installment both towards a related party, offset by a $1.5 million dividend received from our JV arrangement.
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
Net cash used in by financing activities—Net cash used in financing activities was $29.1 million for the year ended December 31, 2021, consisting primarily of $173.0 million of loan repayments, $150.7 million provided by bank borrowings and $4.7 million used in relation to the spin-off
of four of our tankers, that was retained by Imperial Petroleum. Net cash used in financing activities was $23.1 million for the year ended December 31, 2020, consisting mainly of $41.8 million of loan repayments, $27.1 million of bank borrowing proceeds, $5.8 million of advances paid to our joint venture arrangements and $3.9 million spent under our stock repurchase program. Net cash used in financing activities was $61.6 million for the year ended December 31, 2019, consisting mainly of $33.5 million in proceeds from long-term debt offset by $97.4 million in loan repayments, of which $42.1 million were regular loan period installments. The remaining $55.3 million includes mostly loan repayments associated with vessels sold in 2019 and a small portion of debt repayment associated with some loan restructurings.
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
Credit Facilities
We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness net of deferred finance charges of $301.0 million, as of December 31, 2021, which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
December 14, 2018	$7.08	Dec 2023	Quarterly	$0.20	$5.48	Eco Invictus
July 5, 2019	$15.08	July 2026	Quarterly	$0.79	$0.0	Gas Husky Gas Esco
March 29, 2019	$3.04	Dec 2022	Quarterly	$0.38	$1.54	Gas Alice Gas Inspiration
January 11, 2021	$7.19	Jan 2026	Quarterly	$0.24	$3.09	Eco Stream
	$7.19	Jan 2026	Quarterly	$0.24	$3.09	Eco Chios
	$8.30	Jan 2026	Quarterly	$0.24	$4.30	Eco Galaxy
July 29, 2014	$6.07	Jul 2023	Quarterly	$0.26	$4.23	Eco Enigma
	$6.07	Jul 2023	Quarterly	$0.26	$4.23	Eco Universe
January 19, 2021	$6.61	Jan 2028	Quarterly	$0.17	$2.41	Eco Czar
	$6.61	Jan 2028	Quarterly	$0.17	$2.41	Eco Nemesis
	$6.59	Jan 2028	Quarterly	$0.17	$2.39	Eco Corsair
	$6.59	Jan 2028	Quarterly	$0.17	$2.39	Eco Elysium
	$7.17	Jan 2028	Quarterly	$0.18	$2.79	Eco Royalty
	$7.17	Jan 2028	Quarterly	$0.18	$2.79	Eco Loyalty
May 18, 2016	$23.36	May 2025	Quarterly	$0.51	$16.25	Eco Frost
	$25.38	Dec 2025	Quarterly	$0.52	$16.57	Eco Ice
March 1, 2017	$26.00	Jan 2026	Quarterly	$0.63	$15.23	Eco Arctic
	$26.45	Apr 2026	Quarterly	$0.63	$15.11	Eco Freeze
June 19, 2020	$10.35	June 2026	Quarterly	$0.19	$6.90	Eco Texiana
April 30, 2020	$14.73	Nov 2026	Quarterly	$0.22	$10.62	Eco Alice
	$18.06	Feb 2027	Quarterly	$0.26	$12.83	Eco Blizzard
August 5, 2021	$5.85	Aug 2026	Quarterly	$0.27	$0.71	Gas Elixir
	$10.22	Aug 2026	Quarterly	$0.25	$5.42	Eco Dream
	$11.28	Aug 2026	Quarterly	$0.27	$6.10	Eco Nical
	$11.29	Aug 2026	Quarterly	$0.26	$6.30	Eco Dominator
	$5.88	Aug 2026	Quarterly	$0.25	$1.20	Gas Myth
	$5.86	Aug 2026	Quarterly	$0.27	$0.75	Gas Cerberus
	$3.84	Aug 2026	Quarterly	$0.18	$0.37	Gas Astrid
	$3.84	Aug 2026	Quarterly	$0.18	$0.37	Gas Exelero
The interest rates on the outstanding loans as of December 31, 2021 are based on LIBOR plus a margin which varies from 2.00 % to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 2.88% for the year ended December 31, 2021 and 3.58% for the year ended December 31, 2020. As of December 31, 2021, $89.5 million of our outstanding loans were covered by interest rate swap agreements paying fixed rates ranging from 0.73% to 2.89% and received floating rates based on LIBOR. Under our credit facilities we had an undrawn borrowing capacity of $59.4 million, as of December 31, 2021, which amount was drawn in the first quarter of 2022 and was used to refinance existing term loans.
As of April 1, 2022 seven
of our vessels, the
Gas Prodigy,
the
Gas Flawless,
the
Gas Monarch,
the
Gas Spirit
, the
Gas Galaxy,
the
Eco Green
and the
Gas Alice,
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

•
to maintain on a monthly basis a cash balance amounting to $2,198,775 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $12,197,611 in the earnings account with the relevant banks.

We are also required to maintain at the end of each quarter a free cash balance of $10,000,000.
Some of our current loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias, together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, some of our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling
12-month
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
After a difficult period following the global financial crisis we saw some improvement from the fourth quarter of 2011 to the third quarter of 2014, LPG charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and after reasonable improvement between the second half of 2017 and the first quarter of 2019, again declined, having been negatively impacted by the decrease in global demand for energy resulting from the COVID-19 pandemic. In the first quarter of 2022, charter rates remain below levels reached in 2014 albeit the market has seen an improvement beginning in the second half of 2021. Although prospects for the small LPG segment currently appear favorable mid and long term, as the order book for 2022 and the next couple of years is negligible, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Global financial conditions remain volatile, in particular due to the
COVID-19
pandemic, the duration and after-effects of which continue to remain uncertain, with potentially far reaching effects on the shipping industry, and it may continue to negatively impact demand for seaborne transportation of LPG which may further decrease in the future. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased, is uncertain. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the first quarter of 2021, also impacts demand for seaborne transportation of LPG. A surge in the price of oil, like the one the one witnessed as of late 2021 and early 2022, should under normal circumstances positively impact seaborne transportation of LPG. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG, particularly supply in the United States and the economies of the Middle East, where large quantities are produced, and demand in the Far East and developing countries like Asia and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.
As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions, credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities to partially finance their acquisitions. During 2021 we entered into a number of new credit facilities to essentially refinance older credit facilities that were expiring and to reduce our cost of funding as we witnessed a drop in loan margins provided by financial institutions, albeit we have also reduced the number of financial institutions that are currently financing our fleet.
E. Critical Accounting Estimates
Please see “—Critical Accounting Estimates” above.

Item 6.	Directors, Senior Management and Employees
A. Directors, Senior Management and Employees
The following table sets forth, as of April 1, 2022, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	44	Chief Executive, President, Chief Financial Officer and Class III Director	2004	2024
Michael G. Jolliffe	72	Chairman of the Board, Class II Director	2004	2022
Markos Drakos	62	Class I Director	2006	2023
John Kostoyannis	56	Class II Director	2010	2022

Certain biographical information about each of these individuals is set forth below.
Harry N. Vafias
has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He is also Chief Executive Officer and a director of Imperial Petroleum Inc. following its spin-off
from the Company in December 2021. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.
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
B. Compensation of Directors and Senior Management
The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket
expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket
expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Chief Technical Officer, as well as prior to August 31, 2019, our

Deputy Chairman and Executive Director. The aggregate of such cash compensation for the years ended December 31, 2019, 2020 and 2021 were $1.1 million, $1.0 million and $1.0 million, respectively.
Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2019 and 2020. In 2021, we granted restricted shares and stock options, including to our officers and directors, as described below under “—Equity Compensation Plan.” We recognized share-based compensation expense of $0.6 million, nil and $0.6 million in 2019, 2020 and 2021, respectively.
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
At December 31, 2021 and April 1, 2022, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
We have no service contracts with any of our directors that provide for benefits upon termination of employment.
During the fiscal year ended December 31, 2021, the full Board of Directors held four meetings, and also acted by written consent. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2021.
To promote open discussion among the independent directors, a majority of the directors met four times in 2021 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.
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
Committees of the Board of Directors
The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2022, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis; the Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis; and the Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.
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
As of December 31, 2021, 316 officers and 302 crew members served on board the fully owned vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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
The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In May 2021, we awarded (1) 250,000 restricted shares of common stock to our Chief Executive Officer with a vesting date of May 26, 2022 for 125,000 such shares and May 26, 2023 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of the Company’s Common Stock at an exercise price per share equal to $2.99, the closing price of the Company’s Common Stock on May 26, 2021 and an option expiration date of May 25, 2031, with a vesting date of May 26, 2022 for 125,000 such option shares and May 26, 2023 for 125,000 such option shares. In May 2021, we also granted an aggregate of 26,000 restricted shares of common stock to our independent directors, and an aggregate of 67,744 restricted shares of common stock to employees and service providers. In August 2018, we awarded an aggregate of 264,621 restricted shares of common stock to directors and officers, all of which shares vested in August 2019. No equity awards were made for the years ended December 31, 2020, 2019, 2017, 2016 and 2015. As of April 1, 2022, awards with respect to an aggregate of 608,365 shares of our common stock had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan.
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
A. Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2022 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2022 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 38,202,181 shares of common stock outstanding as of April 1, 2022. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	7,105,453	18.6%
Glendon Capital Management L.P.(2)	6,498,794	17.0%
MSDC Management, L.P.(3)	3,516,652	9.2%
Redwood Capital Management, LLC(4)	2,404,887	6.3%
TowerView LLC(5)	2,160,465	5.7%
Renaissance Technologies LLC(6)	2,013,302	5.3%

Executive Officers and Directors
Harry N. Vafias(1)(7)	8,375,069	21.9%
Michael G. Jolliffe	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (four persons)	8,459,009	22.1%

*	Less than 1%.
(1)
According to Amendment No. 2 to Schedule 13D jointly filed with the SEC on June 1, 2021 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares owned by Flawless Management Inc. and Harry N. Vafias.

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

(5)	According to a Schedule 13G filed by TowerView LLC on November 12, 2021.
(6)	According to Amendment No. 2 to a Schedule 13G jointly filed by and on behalf of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation on February 11, 2022.
(7)	Includes 125,000 shares subject to stock options which are scheduled to vest on May 26, 2022, and excludes 125,000 shares subject to stock options which are scheduled to vest on May 26, 2023.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2022, we had approximately 20 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 29,940,041 shares of common stock representing approximately 78.4% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 29,939,835 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United
States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.
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
Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2019, 2020 and 2021, these crew management fees were $0.9 million $0.9 million and $0.9 million, respectively. As of April 1, 2022, 29 vessels were being manned by Hellenic Manning Overseas Inc.
In the year ended December 31, 2021, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated
for the calendar days we own the vessels. We paid a

fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For four LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime Management fees for the years ended December 31, 2019, 2020 and 2021 were $5.7 million, $5.6 million and $5.8 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2019, 2020 and 2021 we paid $0.10 million, $0.04 million and $0.10 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2019, 2020 and 2021, total brokerage commissions of 1.25% amounted to $1.8 million, $1.8 million and $1.9 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2019, 2020 and 2021, the amounts of nil, $0.4 million and $0.3 million, respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.
Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.
For the years ended December 31, 2019, 2020 and 2021, the amounts of $0.1 million, $0.05 million and $0.08 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net loss on sale of vessels”. For the years ended December 31, 2019, 2020 and 2021, commission expenses relating to vessels held for sale of nil, nil and $0.1 million, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director (until August 31, 2019), Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2019, 2020 and 2021, such compensation was in the aggregate amount of $1.1 million, $1.0 million and $1.0 million, respectively.
Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year
basis thereafter unless
six-month
written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2020 and at December 31, 2021 was a liability of $3.7 million and nil, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. The current account balance with Imperial at December 31, 2021 was a payable of $0.4 million and mainly represents revenues collected by us on behalf of Imperial and its subsidiaries. We and Imperial have common management at December 31, 2021. Furthermore, the current account balance with entities that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to a liability of $1.0 million and $1.1 million, as of December 31, 2020 and 2021 respectively, represents revenues collected by us on behalf of these entities. For the entities under our second joint venture arrangement in which we own 51% equity interest the current account balance as of December 31, 2020 and 2021 was nil and nil, respectively.
On January 25, 2016, we entered into a new supervision agreement with Brave Maritime for the supervision of the construction of our four 22,000 cbm semi-refrigerated newbuilding vessels at Euro 490,000 per ship. On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000. For the years ended December 31, 2019, 2020 and 2021, the supervision fees amounted to nil, $0.2 million and $0.2 million, respectively, and were capitalized to the cost of the respective vessels.

Right of First Refusal
As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or shareholder) is our fleet manager or Harry N. Vafias, is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. Stealth Maritime has also agreed that it will not charter-in
any LPG carrier without first offering the opportunity to
charter-in
such vessel to us. Our President and Chief Executive Officer Harry N. Vafias has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or director of us. This right of first refusal does not prohibit Stealth Maritime or an entity controlled by Mr. Vafias from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover other sectors of the shipping industry, including product carriers or crude oil tankers.
Office Space
We lease office space from Stealth Maritime. In the years ended December 31, 2019, 2020 and 2021, we made lease payments of $87,192, $90,121 and $97,726, respectively. The lease rate for 2022 is €84,000 per year as per renewed contract effective from January 3, 2021.
Vessel Acquisitions
On June 5, 2020, we entered into memoranda of agreement with companies affiliated with members of the Vafias family for the acquisition of the vessels “
Eco Alice
” and “
Eco Texiana
” for $24.0 million and $19.5 million, respectively. We took delivery of these vessels on September 30, 2020 and June 19, 2020, respectively.
On May 18, 2021, we entered into an option agreement for $1.95 million with companies affiliated with members of the Vafias family for the acquisition of a 51% equity stake in one newbuilding 40,000cbm LPG vessel with delivery in 2023. We subsequently exercised this option on August 21, 2021 and additionally paid $1.4 million for the acquisition of the 51% equity stake. This vessel is included in our JV agreement.
JV Loan Guarantees
We have guaranteed to the respective lenders the performance of the loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2021 amounted to $36.8 million. With regards to the guarantee provided for the loan agreement entered into by one of these entities, the joint venture party owning 49% equity interest in this entity has provided to us a counter guarantee amounting to 49% of the outstanding loan balances of this entity. Total outstanding loan balances of this entity as of December 31, 2021 amounted to $27.1 million.
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
A. Share Capital
Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 43,527,248 shares were issued, including 5,325,247 shares repurchased by the Company and held as treasury stock, and 38,202,181 shares outstanding and fully paid as of December 31, 2021 and 5,325,247 shares repurchased by the Company and held as treasury stock, and 38,202,181 shares outstanding and fully paid as of April 1, 2022. All of our shares of stock are in registered form.
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
Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 21.6% of our shares of common stock as of April 1, 2022, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.
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

We do not believe that we were a PFIC for 2021. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2021. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2021 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2021, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2021 or any future taxable year.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a
“mark-to-market”
election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market
election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2021, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.
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
Interest rate risk
We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2021 and 2022. The swap valuations in the table presented below are presented from the Company’s perspective.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2021 (in millions)	Notional Amount December 31, 2021 (in millions)	Estimated Notional Amount December 31, 2022 (in millions)
Swap 1	August 16, 2017	May 16, 2025	$16.0	2.12%	3 month U.S. dollar LIBOR	$(0.36)	$11.7	$10.7
Swap 2	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar LIBOR	$(1.40)	$25.4	$23.3
Swap 3	February 16, 2019	February 16, 2024	$14.5	2.89%	3 month U.S. dollar LIBOR	$(0.49)	$11.7	$10.7
Swap 4	January 21, 2021	January 21, 2028	$14.2	0.73%	3 month U.S. dollar LIBOR	$(0.29)	$13.2	$11.8
Swap 5	January 21, 2021	January 21, 2028	$14.2	0.73%	3 month U.S. dollar LIBOR	$(0.29)	$13.2	$11.9
Swap 6	January 21, 2021	January 21, 2028	$15.4	0.74%	3 month U.S. dollar LIBOR	$(0.32)	$14.3	$13.0
Total						$(3.15)	$89.5	$81.4
As of December 31, 2021, total bank indebtedness of the Company was $303.2 million, of which $89.5 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2021, we paid fixed rates ranging from 0.73% to 2.89% and received floating rates based on LIBOR under our floating-to-fixed
rate interest rate swap agreements—of which three interest rate swap agreements expired within the year 2021. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2021, and our interest swap arrangements as of December 31, 2021, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $2.4 million (2020: $2.0 million) for the year ended December 31, 2021.
Foreign exchange rate fluctuation
We generate all of our revenues in U.S. dollars and incurred about 16.2% of our expenses in currencies other than U.S. dollars in 2021 (2020: 16.4%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2022 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021.
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
A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2021, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.
Management concluded that, as of December 31, 2021 the Company’s internal control over financial reporting was effective.
c. Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated April 29, 2022 expressed an unqualified opinion on those financial statements.
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
April 29, 2022

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
We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2021.

Item 16C.	Principal Accountant Fees and Services
Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an Independent Registered Public Accounting Firm (in thousands):

	2021	2020
Audit fees	$450	$381
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$450	$381
(1) Audit fees
Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) audit services provided in connection with the filing of the registration statement of Imperial Petroleum relating to the Tanker Spin-Off, issuance of consents and assistance with and review of documents filed with the SEC.
(2)
Assurance / Audit Related Fees
Deloitte did not provide any services that would be classified in this category in 2021 and 2020.
(3)
Tax Fees
Deloitte did not provide any tax services in 2021 and 2020.
(4)
All Other Fees
Deloitte did not provide any other services that would be classified in this category in 2021 and 2020.
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
On May 23, 2019, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of March 31, 2020, 900,702 shares of common stock had been repurchased for an aggregate of $2.8 million (excluding commissions), with the average purchase price of $3.16 per share. No share repurchases have been made under this authorization since March 2020.

Item 16F.	Change in Registrant’s Certifying Accountant
Not Applicable.

Item 16G.	Corporate Governance
Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for
Non-Controlled
U.S. Issuers
As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We, however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Item 16H.	Mine Safety Disclosures
Not Applicable

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements
Reference is made to the financial statements beginning on page
F-1,
which are incorporated herein by reference.
Separate financial statements and notes thereto for Spacegas Inc. for the period from February 1, 2019 to December 31, 2019 and for the years ended December 31, 2020 and 2021 are being provided as a result of Spacegas Inc. meeting a significance test pursuant to Rule 3-09 of Regulation S-X for
2019 and, accordingly, the financial statements of Spacegas Inc. for the period from February 1, 2019 to December 31, 2019 and for the years ended December 31, 2020 and 2021 are required to be filed as part of this Annual Report on
Form 20-F
and are set forth in Exhibit 15.3.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

4.4	Contribution Agreement with Imperial Petroleum Inc.

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Auditors

15.3	Financial Statements of Spacegas Inc.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer
Date: April 29, 2022

StealthGas Inc.
Consolidated Financial-Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive (loss)/income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Vessel Impairment – Future Charter Rates — Refer to Note 2 of the consolidated financial statements
Critical Audit Matter Description
The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer considered to be recoverable. Total vessels carrying value as of December 31, 2021 were $681.3 million. During the year ended December 31, 2021, the Company recognized an impairment loss of $44.6 million of which $40.2 million was recorded as a result of the spin-off of four of its tanker vessels and $4.4 million related to three LPG vessels.
If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessel’s current contracted charters, and an estimated daily time charter rate for the unchartered period using the most recent nine-year historical time charter average for the vessel class for vessels of less than twenty years of age and the most recent five-year historical charter average for vessels of twenty years of age and above. These assumptions are based on historical trends that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.
We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following:

•	We tested the effectiveness of relevant controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

•	We evaluated the Company’s methodology for estimating the future charter rates by using our industry experience and by comparing actual results to management’s historical forecasts.

•
We evaluated the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company’s historical rates, 2) the Company’s budget, and 3) historical rate information by vessel class published by third parties.

/s/ Deloitte Certified Public Accountants S.A.
April
2
9
, 2022
Athens, Greece
We have served as the Company’s auditor since 2005.

StealthGas Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2020	2021
Assets
Current assets
Cash and cash equivalents		38,242,411	31,304,151
Receivables from related party	3	—	63,767
Trade and other receivables		3,602,764	2,117,636
Other current assets	16	309,608	298,984
Claims receivable		120,547	62,652
Inventories	4	3,687,098	2,772,532
Advances and prepayments		782,125	637,881
Restricted cash		1,308,971	2,198,775
Vessel held for sale	6	—	12,250,000

Total current assets		48,053,524	51,706,378

Non current assets
Advances for vessel under construction	3,5	6,539,115	—
Operating lease right-of-use assets	20	—	104,168
Vessels, net	3,6	832,335,059	681,337,153
Other receivables		26,427	—
Restricted cash		13,488,820	12,197,611
Investments in joint ventures	7	43,177,657	53,323,032
Deferred finance charges		385,705	—

Total non current assets		895,952,783	746,961,964

Total assets		944,006,307	798,668,342

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	4,659,861	1,491,705
Trade accounts payable		9,974,751	8,592,124
Accrued liabilities	8	3,773,499	3,842,879
Operating lease liabilities	20	—	104,168
Customer deposits	10	968,000	—
Deferred income	9	2,995,657	5,666,285
Fair value of derivatives	12	141,447	—
Current portion of long-term debt	11	40,547,892	31,836,619
Current portion of long-term debt associated with vessel held for sale	11	—	7,173,988

Total current liabilities		63,061,107	58,707,768

Non current liabilities
Fair value of derivatives	12	5,099,464	3,151,880
Deferred income	9	—	76,949
Long-term debt	11	311,249,321	261,960,975

Total non current liabilities		316,348,785	265,189,804

Total liabilities		379,409,892	323,897,572

Commitments and contingencies	19

Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 43,183,684 shares issued and 37,858,437 shares outstanding at December 31, 2020 and 43,527,428 shares issued and 38,202,181 shares outstanding at December 31, 2021 with a par value of $0.01 per share	13	431,836	435,274
Treasury stock, 5,325,247 at both December 31, 2020 and December 31, 2021 with a par value of $0.01 per share	13	(25,373,380)	(25,373,380)
Additional paid-in capital	13	499,564,087	443,009,334
Retained earnings		94,926,695	59,803,487
Accumulated other comprehensive loss		(4,952,823)	(3,103,945)

Total stockholders’ equity		564,596,415	474,770,770

Total liabilities and stockholders’ equity		944,006,307	798,668,342

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2019, 2020 and 2021
(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2019	2020	2021
Revenues
Revenues		144,259,312	145,003,021	150,204,527

Total revenues	16	144,259,312	145,003,021	150,204,527

Expenses
Voyage expenses		15,201,978	12,259,795	20,342,186
Voyage expenses – related party	3	1,788,543	1,799,209	1,867,100
Charter hire expenses	20	6,268,988	318,606	—
Vessels’ operating expenses	17	48,619,594	52,344,721	60,443,813
Vessels’ operating expenses – related party	3,17	966,500	950,500	1,065,750
Dry-docking costs		1,094,306	3,640,327	5,285,490
Management fees – related party	3	5,730,910	5,599,351	5,831,900
General and administrative expenses (including $1,205,683, $1,084,961 and $1,126,112 to related party)	3	3,706,320	2,301,308	4,337,013
Depreciation	6	37,693,733	37,455,093	37,125,903
Impairment loss	3,6,12	993,916	3,857,307	44,616,214
Net loss on sale of vessels	3,6	485,516	1,134,854	304,210

Total expenses		122,550,304	121,661,071	181,219,579

Income/(Loss) from operations		21,709,008	23,341,950	(31,015,052)

Other (expenses)/income
Interest and finance costs		(20,978,065)	(14,129,893)	(12,678,101)
Gain on deconsolidation of subsidiaries		145,000	—	—
Loss/(gain) on derivatives	12	(107,550)	(50,976)	240,153
Interest income and other income		846,271	167,794	26,379
Foreign exchange loss		(8,235)	(54,374)	(23,288)

Other expenses, net		(20,102,579)	(14,067,449)	(12,434,857)

Income/(Loss) before equity in earnings of investees		1,606,429	9,274,501	(43,449,909)
Equity earnings in joint ventures	7	486,695	2,709,984	8,326,701

Net Income/(Loss)		2,093,124	11,984,485	(35,123,208)

Earnings/(Loss) per share
– Basic and diluted	15	0.05	0.31	(0.93)

Weighted average number of shares
– Basic and diluted		39,800,434	38,357,893	37,858,437

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Comprehensive (Loss)/ Income
For the Years Ended December 31, 2019, 2020 and 2021
(Expressed in United States Dollars)

		December 31,
	Note	2019	2020	2021
Net income/(loss)		2,093,124	11,984,485	(35,123,208)

Other comprehensive (loss)/income
Cash flow hedges
Effective portion of changes in fair value of interest swap contracts	12	(2,848,056)	(2,632,826)	2,114,488
Reclassification adjustment	12	(84,966)	(60,954)	(265,610)

Total other comprehensive (loss)/income		(2,933,022)	(2,693,780)	1,848,878

Total comprehensive (loss)/income		(839,898)	9,290,705	(33,274,330)

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2019, 2020 and 2021
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number		Number		Additional		Accumulated
	of		of		Paid-in		Other
	Shares	Amount	Shares	Amount	Capital	Retained	Comprehensive
	(Note 13)	(Note 13)	(Note 13)	(Note 13)	(Note 13)	Earnings	Income / (loss)	Total
Balance, January 1, 2019	44,549,729	445,496	(4,424,545)	(22,523,528)	501,807,478	80,849,086	673,979	561,252,511

Stock based compensation	—	—	—	—	611,644	—	—	611,644
Stock repurchase	—	—	(540,910)	(1,837,617)	—	—	—	(1,837,617)
Comprehensive loss for the year	—	—	—	—	—	2,093,124	(2,933,022)	(839,898)

Balance, December 31, 2019	44,549,729	445,496	(4,965,455)	(24,361,145)	502,419,122	82,942,210	(2,259,043)	559,186,640

Stock repurchase	—	—	(359,792)	(1,012,235)	—	—	—	(1,012,235)
Stock repurchase and cancellation	(1,366,045)	(13,660)	—	—	(2,855,035)	—	—	(2,868,695)
Comprehensive income for the year	—	—	—	—	—	11,984,485	(2,693,780)	9,290,705

Balance, December 31, 2020	43,183,684	431,836	(5,325,247)	(25,373,380)	499,564,087	94,926,695	(4,952,823)	564,596,415

Issuance of restricted shares and stock based compensation	343,744	3,438	—	—	607,350	—	—	610,788
Distribution of net assets of Imperial Petroleum Inc. to stockholders (Note 1)	—	—	—	—	(57,162,103)	—	—	(57,162,103)
Comprehensive loss for the year	—	—	—	—	—	(35,123,208)	1,848,878	(33,274,330)

Balance, December 31, 2021	43,527,428	435,274	(5,325,247)	(25,373,380)	443,009,334	59,803,487	(3,103,945)	474,770,770

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc
.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2020 and 2021
(Expressed in United States Dollars)

	December 31,
	2019	2020	2021
Cash flows from operating activities
Net income/(loss) for the year	2,093,124	11,984,485	(35,123,208)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	37,693,733	37,455,093	37,125,903
Amortization of deferred finance charges	885,191	698,364	1,157,804
Amortization of operating lease right-of-use assets	1,572,943	473,132	89,638
Share based compensation	611,644	—	610,788
Change in fair value of derivatives	255,650	(38,561)	(240,153)
Equity earnings in joint ventures	(486,695)	(2,709,984)	(8,326,701)
Impairment loss	993,916	3,857,307	44,616,214
Net loss on sale of vessels	485,516	1,134,854	304,210
Gain on deconsolidation of subsidiaries	(145,000)	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,506,590)	874,825	(977,005)
Other current assets	16,055	(191,362)	10,624
Claims receivable	(1,307,763)	193,670	57,895
Inventories	617,468	(1,239,395)	644,079
Changes in operating lease liabilities	(1,572,943)	(473,132)	(89,638)
Advances and prepayments	339,858	(32,444)	(100,482)
Increase/(decrease) in
Balances with related parties	(5,845,771)	1,617,032	(3,231,923)
Trade accounts payable	(1,316,668)	761,193	262,569
Accrued liabilities	(217,409)	(2,403,644)	557,086
Deferred income	(2,347,660)	151,663	3,690,981

Net cash provided by operating activities	30,818,599	52,113,096	41,038,681

Cash flows from investing activities
Insurance proceeds	993,546	—	—
Proceeds from sale of interests in subsidiaries	20,720,975	—	—
Vessels’ acquisitions and advances for vessels under construction	(2,988,903)	(48,121,422)	(25,224,746)
Proceeds from sale of vessels, net	18,721,123	5,264,768	7,795,790
Investment in joint ventures	(11,322,600)	(41,998,500)	(3,348,675)
Return of investments from joint ventures	7,363,147	26,781,000	1,530,000
Advances to joint ventures	(5,083,919)	(29,245)	—
Advances from joint ventures	5,083,919	29,245	—

Net cash provided by/(used in) investing activities	33,487,288	(58,074,154)	(19,247,631)

Cash flows from financing activities
Stock repurchase	(1,837,617)	(3,880,930)	—
Deferred finance charges paid	(477,201)	(538,004)	(1,463,766)
Advances from joint ventures	4,958,250	1,841,380	—
Advances to joint ventures	—	(5,841,672)	—
Customer deposits paid	(368,000)	—	(600,000)
Loan repayments	(97,371,978)	(41,804,846)	(173,012,428)
Proceeds from long-term debt	33,480,000	27,105,000	150,650,000
Cash retained by Imperial at spin-off	—	—	(4,704,521)

Net cash used in financing activities	(61,616,546)	(23,119,072)	(29,130,715)

Net increase/(decrease) in cash and cash equivalents	2,689,341	(29,080,130)	(7,339,665)
Cash and cash equivalents and restricted cash at beginning of year	79,430,991	82,120,332	53,040,202

Cash and cash equivalents and restricted cash at end of year	82,120,332	53,040,202	45,700,537

	December 31,
	2019	2020	2021
Cash breakdown
Cash and cash equivalents	68,465,342	38,242,411	31,304,151
Restricted cash, current	1,589,768	1,308,971	2,198,775
Restricted cash, non-current	12,065,222	13,488,820	12,197,611

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	82,120,332	53,040,202	45,700,537

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	20,768,672	12,905,065	8,607,590
Non cash investing activity – Vessels	63,752	387,220	217,570
Non cash financing activity – Deferred finance charges	—	32,464	—
Distribution of net assets of Imperial Petroleum Inc. to stockholders (Note 1)	—	—	57,162,103

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2021 owned a fleet of thirty seven liquefied petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
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
During 2019, 2020 and 2021, the following charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2019	2020	2021
A	12%	15%	—
B	10%	—	—
C	10%	10%	—
On December 3, 2021, the Company completed the
spin-off
(the
“Spin-off”)
of its three medium range (M.R.) type product carriers and one Aframax tanker to Imperial Petroleum Inc. (“Imperial”) which was formed by the Company in May 2021. Shareholders of the Company received one Imperial common share and one Imperial Series A preferred share for every eight shares and forty-eight shares, respectively, of the Company they owned as of November 23, 2021. Common shares and Series A preferred shares of Imperial commenced trading on December 6, 2021 on the Nasdaq Capital Market under the symbols “IMPP” and “IMPPP”, respectively. Imperial is a provider of international seaborne transportation services to oil producers, refineries and commodities traders, owning and operating the tanker vessels previously owned and operated by StealthGas Inc., and is now a separate publicly traded company. StealthGas Inc. continues to operate in the LPG shipping market and remains a publicly traded company.
The assets and liabilities of Imperial on December 3, 2021, were as follows:

December 3, 2021
Cash, including restricted cash	4,704,521
Trade and other receivables	2,488,560
Inventories	270,489
Advances and prepayments	244,725
Vessels, net (after impairment of $40,185,873)	80,500,000
Trade accounts payable	(1,618,146)
Accrued and other liabilities	(312,642)
Deferred income	(943,404)
Customer deposits	(368,000)
Debt	(27,804,000)

Net assets of Imperial distributed to stockholders	57,162,103

Coronavirus Outbreak:
 On March 11, 2020, the World Health Organization declared the 2019
Novel
Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. The Company has experienced and may continue to experience lower LPG rates, as a result of the reduction of the global demand for LPG cargoes and additional costs to effect crew changes. Although to date there has not been any significant effect on the Company’s operating activities due to 2019-nCoV other than the decrease in market rates, and increased crew cost, the extent to which a new wave of the 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.
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
first-out
method. The net realizable value represents estimated selling prices less reasonably predictable costs of disposal and transportation. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.
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
Impairment or Disposal of Long-lived Assets:
 The Company follows the Accounting Standards Codification (“ASC”) Subtopic
360-10,
“Property, Plant and Equipment” (“ASC
360-10”),
which requires impairment losses to be recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking
costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates. An impairment loss was identified and recorded for the years ended December 31, 2019, 2020 and 2021 (Note 6).
Vessels’ Depreciation:
 The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.
Assets Held for Sale:
 The Company classifies vessels, along with associated liabilities, as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC
360-10,
a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell.
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
Accounting for Special Survey and
Dry-docking
Costs:
 Special survey and
dry-docking
costs are expensed in the period
incurred
.
Deferred Finance Charges:
 Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Deferred financing costs relating to undrawn facilities are presented within “Deferred finance charges” under non-current
assets in the consolidated balance sheet.
Accounting for Revenue and Related Expenses:
 The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer, while under bareboat charter agreements, the charterer also assumes responsibility for all vessel operating expenses, dry-docking expenses and risk of operation.

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
A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues are recognized when the amount can be estimated and its collection is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.
Deferred income represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of a voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.
Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.
Equity Compensation Plan:
 Share-based compensation includes vested and
non-vested
shares and share option s granted to employees of the Company, to employees of the Manager and to non-employee
directors, for

their services as directors and is included in
General
and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested
shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value of share option grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 14).
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

(ii)
Other Derivatives
: Changes in t
he fair v
alue of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.
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
Leases – The Company as a Lessee:
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
The Company elected the practical expedient of ASC 842 that allowed for time charter-in
contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use
assets and lease liabilities recognized in our consolidated balance sheet. The Company recognized the operating lease right-of-use
assets and the corresponding lease liabilities in the consolidated balance sheet for time charter-in
contracts and the agreement to lease office space with a lease term of more than one year at the commencement of the lease. The Company continued to recognize the lease payments for all vessel operating and office leases as charter hire expenses and general and administrative expenses, respectively, in the consolidated statements of operations on a straight-line basis over the lease term.
Recent Accounting Pronouncements
:
On January 7, 2021, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) No.
2021-01—Reference
Rate Reform (Topic 848)”. The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. This ASU is effective for adoption at any time between January 7, 2021 and December 31, 2022. The Company is currently evaluating t he
impact of this adoption in its consolidated financial statements and related disclosures.
3. Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (except for four vessels for which a fixed daily fee of $280 is charged by the Manager as part of the services is provided by a third party manager) or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

Effective

from 2018, the Manager provides crew management services to some of the Company’s vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of
$
2,500
per vessel (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”)
and the vessel held for sale (“Commissions – vessel held for sale”)
are included in the consolidated statement of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor, its Deputy Chairman and Executive Director (up to the third quarter of 2019) and its Chief Technical Officer (the “Executive compensation”).
The current account balance with the Manager at December 31, 2020 and at December 31, 2021 was a liability of $3,701,903 and a receivable of $63,767, respectively. The liability mainly represents payments made by the Manager on behalf of the ship-owning companies.
The current account balance with Imperial at December 31, 2021 was a payable of $355,023 and mainly represents revenues collected by the Company on behalf of Imperial and its subsidiaries. Imperial and the Company have common management at December 31, 2021.
Furthermore, the current account balance with entities that the Company owns 50.1% equity interests (Note 7) amounted to a liability of $957,958 and $1,136,682 as of December 31, 2020 and 2021, respectively. The liability mainly represents revenues collected by the Company on behalf of these entities.
The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”).
On April 1, 2020, the Company entered into a supervision agreement with Brave for the supervision of the construction of the vessel discussed in Note 5 for a fixed fee of Euro 390,000 (the “Supervision fees”).
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2019	2020	2021
Management fees	Management fees – related party	5,730,910	5,599,351	5,831,900
Brokerage commissions	Voyage expenses – related party	1,788,543	1,799,209	1,867,100
Superintendent fees	Vessels’ operating expenses – related party	104,000	38,000	117,000
Crew management fees	Vessels’ operating expenses – related party	862,500	912,500	948,750
Commissions - vessels sold	Net loss on sale of vessels	109,000	54,000	81,000
Commissions - vessel held for sale	Impairment loss	—	—	125,000
Executive compensation	General and administrative expenses	1,118,491	994,840	1,028,386
Rental expense	General and administrative expenses	87,192	90,121	97,726

		December 31,
	Location in balance sheet	2019	2020	2021
Commissions - vessels purchased	Vessels, net	—	435,000	289,347
Supervision fees	Advances for vessel under construction/Vessels, net	—	210,970	236,521
On June 5, 2020, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Eco Alice” and “Eco Texiana” for $24,000,000 and $19,500,000, respectively. The vessels were delivered to the Company on September 30, 2020 and June 19, 2020, respectively.
On May 18, 2021, the Company entered into an agreement with Brave for the acquisition of a call option to acquire 51% interests in Gas Enterprises International Inc. with an exercise price of $1,398,675. The Company paid to Brave an option premium of $1,950,000. Gas Enterprises International Inc. currently has an LPG vessel under construction. The option was exercised and the Company contributed its 51% interests in Gas Enterprises International Inc. to MGC Agressive Holdings Inc. (Note 7).
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2020	2021
Bunkers	2,152,601	1,120,372
Lubricants	1,534,497	1,652,160

Total	3,687,098	2,772,532

5. Advances for Vessel Under Construction and Acquisitions
The amounts shown in the accompanying consolidated balance sheet as of December 31, 2020 mainly represent advance payments to a shipbuilder for one LPG carrier under construction that the Company agreed to acquire in 2019. The vessel, which was named “Eco Blizzard”, was delivered to the Company on February 5, 2021 after the payment of the delivery installment to the shipbuilder amounting to $23,152,125.
For the years ended December 31, 2020 and 2021, the movement of the account, advances for vessel under construction and acquisitions was as follows:

Balance, December 31, 2019	2,988,903
Advance for vessel under construction	2,891,283
Capitalized interest	168,344
Supervision fees (Note 3)	210,970
Other capitalized expenses	279,615

Balance, December 31, 2020	6,539,115
Advance for vessel under construction	23,152,125
Supervision fees (Note 3)	236,521
Commissions - vessels purchased (Note 3)	289,347
Capitalized interest	20,060
Other capitalized expenses	129,729
Transfer to vessels. Net (Note 6)	(30,366,897)
Balance, December 31, 2021	—

6. Vessels, net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2019	1,087,601,983	(252,449,580)	835,152,403
Additions	44,894,678	—	44,894,678
Impairment loss	(14,511,735)	10,654,428	(3,857,307)
Disposals	(6,500,000)	100,378	(6,399,622)
Depreciation for the year	—	(37,455,093)	(37,455,093)

Balance, December 31, 2020	1,111,484,926	(279,149,867)	832,335,059
Transfer from Advances for vessel under construction and acquisitions (Note 5)	30,366,897	—	30,366,897
Other additions	1,227,314	—	1,227,314
Impairment loss	(169,553,060)	124,936,846	(44,616,214)
Disposals	(8,100,000)	—	(8,100,000)
Transfer to Vessel held for sale	(12,250,000)	—	(12,250,000)
Spin-off of tankers (Note 1)	(80,500,000)	—	(80,500,000)
Depreciation for the year	—	(37,125,903)	(37,125,903)
Balance, December 31, 2021	872,676,077	(191,338,924)	681,337,153

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
As of June 30, 2020, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of two vessels and therefore the Company identified and recorded an impairment loss of $653,079 which is presented under the caption “Impairment loss” in the consolidated statements of operations.
On September 25, 2020, the Company decided to seek to dispose of the vessel “Gas Nemesis II”. As a result of this decision, the undiscounted net operating cash flows of this vessel did not exceed its carrying value and the

Company identified and recognized an impairment charge of $2,489,333 in its consolidated statement of operations for the year ended December 31, 2020. In October 2020, the Company concluded a memorandum of agreement for the disposal of this vessel, to an unaffiliated third party for $4,500,000. The vessel was delivered to her new owners on November 2, 2020.
In November 2020, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Pasha”, to an unaffiliated third party for $900,000. The vessel was delivered to her new owners on December 7, 2020.
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
The additions in 2021 mainly relate to the delivery of the vessel “Eco Blizzard” (Note 5) and other capitalized expenses.
On May 31, 2021, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Loyalty” to an unaffiliated third party for a total of $12,500,000. The vessel was classified as vessels held for sale as of
June 30
, 2021 and was recorded at its selling price of $12,500,000 less estimated selling expenses of $250,000. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2021 amounted to $1,125,243. The Company decided to dispose the vessel “Eco Loyalty” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on February 22, 2022.
As of June 30, 2021, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of two vessels and therefore the Company identified and recorded an impairment loss of $1,971,148 which is presented under the caption “Impairment loss” in the consolidated statements of operations.
On July 28, 2021, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Imperiale” to an unaffiliated third party for $8,100,000. The vessel was delivered to her new owners on September 14, 2021. The Company disposed the vessel “Gas Imperiale” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $304,210 which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2021.
As of December 31, 2021, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of two vessels and therefore the Company identified and recorded an impairment loss of $1,333,950 which is presented under the caption “Impairment loss” in the consolidated statements of operations.

As of December 3
1
, 2021, 3
0
 vessels with a carrying value of $629,691,705 (2020: 36 vessels with a carrying value of $798,061,787) have been provided as collateral to secure the Company’s bank loans as discussed in Note 11.
On February 14, 2022, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Inspiration” to an unaffiliated third party for $9,650,000. The vessel was delivered to her new owners on March 22, 2022. The Company disposed the vessel “Gas Inspiration” as the agreed selling price was a suitable opportunity for the Company. This vessel had a net book value, after impairment, of $9,650,000 as of December 31, 2021.
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
On February 13, 2020, the Company entered into a joint venture agreement with an unaffiliated third party, for the purpose of acquiring three medium gas carriers and the establishment of a new holding company. The new holding company, MGC Agressive Holdings Inc., was established and the Company has a 51% equity interest in it. Pursuant to this joint venture agreement, subsidiaries of MGC Agressive Holdings Inc. acquired on February 28, 2020, two medium gas carriers, the Gaschem Hamburg and the Gaschem Stade, and on March 11, 2020, one medium gas carrier, the Gaschem Bremen, at an aggregate price of $80,550,000. The Company contributed funds for the acquisition of these vessels and for working capital purposes amounting to $41,998,500, as needed and proportionate to its 51% equity interest.
During the second quarter of 2020, MGC Agressive Holdings Inc., using the proceeds of a loan agreement that was entered into on May 7, 2020, returned an amount of $47,600,000 to the Company and the unaffiliated third party based on their equity interests. Amount returned to the Company amounted to $24,276,000.
During the second quarter of 2020, Frost Investments Corp Inc., using the proceeds of a loan agreement that was entered into on December 3, 2019, returned an amount of $5,000,000 to the Company and the third party investor based on their equity interests. Amount returned to the Company amounted to $2,505,000.
During the first quarter of 2021, a subsidiary of MGC Agressive Holdings Inc. entered into a memorandum of agreement for the disposal of the vessel Gaschem Hamburg to an unaffiliated third party for $34,000,000. The vessel was delivered to its new owners on May 10, 2021.
The Company’s exposure is limited to its share of the net assets of Spacegas Inc., Financial Power Inc., Cannes View Inc., Colorado Oil and Gas Inc., Frost Investments Corp Inc. and MGC Agressive Holdings Inc.

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
As of December 31, 2021, the carrying value of the Company’s equity method investments was $1.95 million higher than its interest in the investee’s underlying net assets. This basis difference relates to a vessel under construction and will be amortized over the vessel’s useful life.
A condensed summary of the financial information for equity accounted investments partially owned by the Company shown on a

% basis is as follows:

	December 31, 2020
	Spacegas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc	Frost Investments Corp Inc.	MGC Agressive Holdings Inc.

Current assets	2,163,484	2,359,816	1,267,542	1,126,697	10,831,800	5,096,668
Non-current assets	12,559,048	12,575,608	13,801,972	12,335,790	19,464,419	82,809,937
Current liabilities	1,118,776	1,491,243	1,440,769	2,688,747	2,575,067	8,315,433
Long-term liabilities	4,855,255	4,855,255	7,050,860	6,169,497	9,384,573	40,958,366
Revenues	3,222,037	3,481,799	2,764,359	2,704,455	6,866,426	18,409,814
Operating income/(loss)	451,895	935,869	(645,197)	(817,717)	3,122,539	4,869,260
Net income/(loss)	246,616	728,428	(1,019,886)	(1,155,342)	2,656,770	3,882,812

	December 31, 2021
	Spacegas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc	Frost Investments Corp Inc.	MGC Agressive Holdings Inc.

Current assets	2,347,954	3,112,192	1,630,592	1,017,765	13,208,202	23,228,225
Non-current assets	11,900,116	11,924,795	13,071,670	11,870,528	18,532,414	56,221,031
Current liabilities	1,426,492	1,506,835	1,687,929	3,231,113	2,247,545	5,357,705
Long-term liabilities	4,178,256	4,178,256	6,307,812	5,519,327	8,008,092	22,799,849
Revenues	3,023,283	3,464,824	4,227,682	3,154,728	7,162,657	17,468,871
Operating income/(loss)	26,559	893,121	396,337	(216,091)	3,509,152	13,857,864
Net (loss)/income	(105,179)	762,975	128,636	(466,393)	3,148,404	12,918,760

8. Accrued Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2020	2021
Interest on long-term debt	1,887,414	1,883,321
Administrative expenses	209,553	210,930
Vessel operating and voyage expenses	1,676,532	1,748,628

Total	3,773,499	3,842,879

9. Deferred Income
The amounts shown in the accompanying consolidated balance sheets amounting to $2,995,657 and $5,743,234 mainly
represent cash related to time and bareboat charter revenues received in advance as of December 31, 2020 and as of December 31, 2021, respectively.
10. Customer Deposits
These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)
On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Clean Thrasher” (ex. “Stealth Falcon”) which is equal to three-months hire. On May 30, 2019 the amount of $368,000 was paid to the bareboat charterers. The remaining amount of $368,000 was kept as a guarantee for another vessel chartered to the same charterer and was included in the net assets of Imperial that were distributed to the stockholders of the Company (Note 1).

(b)
On February 21, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” (ex. “Spike”) which is equal to five-months hire. An amount of $1,220,700 was returned to the charterer at the end of the bareboat charter on March 7, 2018. The remaining amount of $600,000 was kept as a guarantee for the new bareboat charter which commenced on March 7, 2018. The bareboat charter ended during 2020 and the balance was fully settled in 2021 following the agreement reached with the charterers (Note 19).

11. Long-term Debt

Term Loans		Drawn Amount	December 31, 2020	2021
Issue Date/ Refinancing Date	Maturity Date
December 14, 2018	November 10, 2021	14,094,184	9,694,184	—
May 28, 2019	August 6, 2021	11,000,000	9,080,000	—
August 6, 2019	August 6, 2021	27,675,000	18,600,000	—
July 5, 2019	July 11, 2026	22,230,000	18,260,357	15,084,643
March 29, 2019	December 29, 2022	25,458,432	13,701,816	3,039,647
January 11, 2021	January 14, 2026	50,225,000	25,420,000	22,675,000
December 14, 2018	December 18, 2023	9,480,000	7,880,000	7,080,000
June 20, 2014	January 21, 2021	20,925,000	12,760,000	—
August 6, 2019	August 6, 2021	67,200,000	43,635,000	—
December 24, 2015	January 25, 2021	22,400,000	14,933,360	—
January 19, 2021	January 21, 2028	43,800,000	14,218,750	40,731,975
July 29, 2014	July 7, 2023	25,350,000	14,259,375	12,146,875
December 7, 2017	November 10, 2021	22,275,000	14,010,000	—
May 18, 2016	December 31, 2025	65,650,000	52,842,620	48,739,300
March 1, 2017	April 17, 2026	70,787,500	57,512,495	52,456,243
June 17, 2020	June 19, 2026	11,505,000	11,121,500	10,354,500
April 30, 2020	November 7, 2026	15,600,000	15,600,000	14,733,333
April 30, 2020	February 4, 2027	18,850,000	—	18,064,582
August 5, 2021	August 6, 2026	60,000,000	—	58,060,931

Total			353,529,457	303,167,029
Current portion of long-term debt			41,161,686	32,464,732
Current portion of long-term debt associated with vessel held for sale			—	7,173,988
Long-term debt			312,367,771	263,528,309

Total debt			353,529,457	303,167,029
Current portion of deferred finance charges			613,794	628,113
Deferred finance charges non-current			1,118,450	1,567,334

Total deferred finance charges			1,732,244	2,195,447

Total debt			353,529,457	303,167,029
Less: Total deferred finance charges			1,732,244	2,195,447

Total debt, net of deferred finance charges			351,797,213	300,971,582
Less: Current portion of long-term debt, net of current portion of deferred finance charges			40,547,892	31,836,619
Less: Current portion of long-term debt, associated with vessel held for sale			—	7,173,988

Long-term debt			311,249,321	261,960,975

On December 21, 2021, the Company entered into a term loan with a bank to refinance the existing term loans dated July 29, 2014, December 14, 2018, July 5, 2019 and June 17, 2020. Outstanding balance of these loans as of December 31, 2021 amounted to $44,666,018. The new term loan amounts to $59,400,000
,

was drawn in three tranches during January 2022
 and carries interest at LIBOR plus a margin. Each tranche is repayable in 24 equal quarterly installments and a balloon payment payable together with the last installment in January 2028
.
Obligations with a maturity of less than one year relating to the previous loans
amounting to $2,679,214, have been presented as long-term in accordance with US GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company entered in December 2021 discussed above.

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

•
the Company should maintain on a monthly basis a cash balance amounting to $2,198,775 representing a proportionate amount of the next instalment and relevant interest plus a minimum aggregate cash balance amounting to $12,197,611 in the earnings accounts with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.
The interest rates on the outstanding loans as of December 31, 2021 are based on LIBOR plus a margin which varies from 2.00% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:
Year ended December 31, 2019: 4.91%
Year ended December 31, 2020: 3.58%
Year ended December 31, 2021: 2.88%
Bank loan interest expense for the above loans for the years ended December 31, 2019, 2020 and 2021 amounted to $19,999,902, $12,116,941 and $8,684,097, respectively. Of these amounts, for the years ended December 31, 2019, 2020 and 2021, the amounts of $97,620, $168,344 and $20,060, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2019, 2020 ad 2021, the amortization of deferred financing charges amounted to $885,191, $698,364 and $1,157,804, respectively, and is included in interest and finance costs in the consolidated statements of operations.
At December 31, 2021, the Company was in compliance with all of its debt financial covenants.
The annual principal payments to be made, for the abovementioned loans, after December 31, 2021, and after taking into account the refinancing arrangements, are as follows:

December 31,	Amount
202 2	39,638,720
202 3	30,607,086
202 4	30,607,086
202 5	62,933,106
202 6	91,723,313
Thereafter	47,657,718

Total	303,167,029

12. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to six floating-to-fixed
interest rate swaps with various major financial institutions at December 31, 2021 (2020: six swaps) covering notional amounts aggregating to $89,472,475 at December 31, 202
1
 (2020: $81,072,250) pursuant to which it pays fixed rates and receives floating rates based on the London Interbank Offered Rate (“LIBOR”). These agreements contain no leverage features. As of December 31, 2021 six derivative contracts (2020: six contracts) qualify for hedge accounting since their inception.
The following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2020 and 2021.

	Effective Date	Termination Date	Fixed Rate (Company pays)	Floating Rate (Company Receives)	Fair Value Asset/ (Liability) December 31, 2020	Notional Amount December 31, 2020	Fair Value Asset/ (Liability) December 31, 2021	Notional Amount December 31, 2021
Swap 1	November 4, 2015	August 4, 2021	1.52%	3 month U.S. dollar LIBOR	$(69,821)	$7,109,375	—	—
Swap 2	December 3, 2015	September 3, 2021	1.55%	3 month U.S. dollar LIBOR	$(71,626)	$7,109,375	—	—
Swap 3	August 16, 2017	May 16, 2025	2.12%	3 month U.S. dollar LIBOR	$(857,234)	$12,695,750	$(358,988)	$11,680,250
Swap 4	March 12, 2018	December 11, 2022	2.74%	3 month U.S. dollar LIBOR	$(598,572)	$14,010,000	—	—
Swap 5	April 10, 2018	December 11, 2025	2.74%	3 month U.S. dollar LIBOR	$(2,682,391)	$27,452,000	$(1,398,025)	$25,380,000
Swap 6	February 16, 2019	February 16, 2024	2.89%	3 month U.S. dollar LIBOR	$(961,267)	$12,695,750	$(486,439)	$11,680,250
Swap 7	January 21, 2021	January 21, 2028	0.73%	3 month U.S. dollar LIBOR	—	—	$(293,862)	$13,210,750
Swap 8	January 21, 2021	January 21, 2028	0.73%	3 month U.S. dollar LIBOR	—	—	$(292,709)	$13,173,250
Swap 9	January 21, 2021	January 21, 2028	0.74%	3 month U.S. dollar LIBOR	—	—	$(321,857)	$14,347,975
Total					$(5,240,911)	$81,072,250	$(3,151,880)	$89,472,475
The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive loss.
Tabular disclosure of financial instruments is as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	December 31,
		2020		2021
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities — Fair value of derivatives	—	141,447	—	—
Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	5,099,464	—	3,151,880

Total derivatives designated as hedging instruments		—	5,240,911	—	3,151,880

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2019	2020	2021
Interest Rate Swap — Reclassification from OCI	Loss on derivatives	84,966	60,954	265,610
Interest Rate Swap — Change in Fair Value	Loss on derivatives	(327,147)	7,186	—
Interest Rate Swap — Realized income/(expense)	Loss on derivatives	134,631	(119,116)	(25,457)

Total loss/(gain) on derivatives		(107,550)	(50,976)	240,153

Derivatives designated as hedging instruments	Location of (Loss)/Gain Recognized	Year Ended December 31,
		2019	2020	2021
Interest Rate Swap — Realized Income/(Loss)	Interest and finance costs	67,424	(1,190,400)	(2,183,187)

Total loss on derivatives		67,424	(1,190,400)	(2,183,187)

The components of accumulated other comprehensive loss included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Unrealized Gain / (Loss) on cash flow hedges
Balance, January 1, 2019	673,979
Effective portion of changes in fair value of interest swap contracts	(2,848,056)
Reclassification adjustment	(84,966)

Balance, December 31, 2019	(2,259,043)
Effective portion of changes in fair value of interest swap contracts	(2,632,826)
Reclassification adjustment	(60,954)

Balance, December 31, 2020	(4,952,823)

Effective portion of changes in fair value of interest swap contracts	2,114,488
Reclassification adjustment	(265,610)

Balance, December 31, 2021	(3,103,945)

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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2021:

	Fair Value as of December 31, 2021	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets/(Liabilities):
Interest Rate Swap Agreements	(3,151,880)	—	(3,151,880)	—

Total	(3,151,880)	—	(3,151,880)	—

The following tables present the fair values for assets measured on a non-recurring
basis categorized into a Level based upon the lowest level of significant input to the valuations:

	Fair Value as of June 30, 2020	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	3,000,000	—	3,000,000	—	(305,607)

Total	3,000,000	—	3,000,000	—	(305,607)
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

	Fair Value as of June 30, 2021	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	12,500,000	—	12,500,000	—	(1,125,243)
Long-lived assets held and used	3,250,000	—	3,250,000	—	(49,977)

Total	15,750,000	—	15,750,000	—	(1,175,220)

The vessel Eco Loyalty was recorded at its fair value less costs to sell of $12,250,000 as of June 30, 2021 following the memorandum of agreement for the disposal of this vessel in May 2021. Fair value amounted to $12,500,000 and estimated costs to sell amounted to $250,000.
Fair value was determined based on the transaction price, as the sale price was agreed with an unaffiliated third party.
The vessel is still classified as held for sale as of December 31, 2021.

The vessel Gas Monarch (held and used) was written down to its estimated fair value of $3,250,000 as of June 30, 2021, as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $49,977. Depreciation amounting to $195,858 was recorded in the period from July 1, 2021 to December 31, 2021. As of December 31, 2021, the vessel was written down to its estimated fair value of $3,000,000, as determined by the Company based on vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $54,142.

On April 19, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Monarch” to an unaffiliated third party for $2,375,000, which sale remains subject to customary conditions.

	Fair Value as of December 31, 2021	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	12,650,000	—	12,650,000	—	(1,333,950)

Total	12,650,000	—	12,650,000	—	(1,333,950)
As a result of the impairment analysis performed as of December 31, 2021, two of the Company’s vessels (held and used
), including the vessel Gas Monarch discussed above,
were written down to their estimated fair value as determined by the Company based on the recent transaction price as well as vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $1,333,950.
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
For the year ended December 31, 2021, the Company did not make any repurchase of its common shares.
14. Equity Compensation Plan
In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired
 in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed
10
% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2021, a total of
555,479
restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and
264,621
restricted shares and options to purchase
250,000
common shares have been granted under the Plan.

Restricted shares
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
On May 26, 2021, the Company granted 343,744 of
non-vested
restricted shares under the Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.99 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on May 26, 2022 and the remaining 50% vest on May 26, 2023.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2019, 2020 and 2021.
Management has selected the accelerated method with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.
The stock based compensation expense for the vested and
non-vested
shares for the years ended December 31, 2019, 2020 and 2021 amounted to $611,644, nil and $462,508, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
No
non-vested
shares existed as of December 31, 2019 and 2020. A summary of the status of the
Company’s non-vested restricted
shares as of December 31, 2021, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2021	—	—
Granted	343,744	2.99

Non-vested, December 31, 2021	343,744	2.99

The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was $844,141, nil and nil, respectively, based on the closing share price at each vesting date. The remaining unrecognized

compensation cost relating to the shares granted amounting to $
565,287
as of December 31, 2021, is expected to be recognized over the remaining period of
1.4
years, according to the contractual terms of
those non-vested share
awards.

Options to purchase common shares
On
M
ay 26, 2021, the Company granted options to acquire up to 250,000 shares of common stock under the Plan to the Company’s CEO. 50% of these options vest on May 26, 2022 and the remaining 50% vest on May 26, 2023. These options expire on May 25, 2031. The fair value of each option granted was $1.32. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of
46.75
%; expected term of
5.75
years; risk-free interest rate of
0.96
%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately
6 years
prior to the grant date.
The Company had no stock option activity during the years ended December 31, 2019 and 2020. A summary of the Company’s non-vested
stock option activity and related information for the year ended December 31, 2021, is as follows:

	December 31, 2021
	Option shares #	Weighted-Average Exercise Price $
Outstanding – beginning of year	—	—
Granted	250,000	2.99
Exercised	—	—
Outstanding – end of year	250,000	2.99

Exercisable – end of year	—

No options vested during the year ended December 31, 2021. The remaining unrecognized compensation cost relating to the options granted amounting to $181,232 as of December 31, 2021, is expected to be recognized over the remaining period of 1.4 years, according to the contractual terms of those non-vested options.
The stock based compensation expense for the vested and
non-vested
options for the years ended December 31, 2019, 2020 and 2021 amounted to nil, nil and $148,280, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
As at December 31, 2021, the intrinsic value of outstanding stock options was nil.
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
The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2019	2020	2021
Numerator
Net income/(loss)	2,093,124	11,984,485	(35,123,208)
Less: Undistributed earnings allocated to non-vested shares	(8,922)	—	—

Net income/(loss) attributable to common shareholders, basic	2,084,202	11,984,485	(35,123,208)

Denominator
Weighted average number of shares outstanding, basic and diluted	39,800,434	38,357,893	37,858,437

Earnings/( Loss) per share, basic and diluted	0.05	0.31	(0.93)

Non-vested,
participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculations for the year ended December 31, 2021. Non-vested, participating restricted common stock was included in the basic earnings per share calculations for the years ended December 31, 2019 and 2020.
The Company excluded the dilutive effect of 343,744
non-vested
share awards and the 250,000
non-vested
options to acquire common shares in calculating dilutive EPS for its common shares as of December 31, 2021, as they were anti-dilutive
 (2019 and 2020: nil).
16. Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2019	2020	2021
Time charter revenues	97,249,537	101,837,425	105,966,167
Bareboat revenues	21,764,102	16,876,956	9,624,684
Voyage charter revenues	24,018,198	25,161,401	33,813,496
Other income	1,227,475	1,127,239	800,180

Total	144,259,312	145,003,021	150,204,527

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2019, 2020 and 2021 was $2.0 million, $2.4 million and $4.1 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2020 and 2021, the Company recognized $309,608 and $298,984, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2019, 2020 and 2021, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $439,135, $1,353,290 and $1,789,720, respectively. The Company recognized these amounts as revenues in the first quarters of 2020
, 2021
and 202
2
, respectively.

Three of the time charters entered into in 2014, also grant the charterer an option to purchase the respective vessels during the time charter period, at stipulated prices, decreasing on a pro-rated
basis by a fixed amount per year until the expiration of the time charters. These options expire in 2022.
17. Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2019	2020	2021
Crew wages and related costs	30,874,618	32,073,496	38,454,397
Insurance	2,162,523	1,889,041	2,196,444
Repairs and maintenance	5,677,033	6,590,006	7,282,481
Spares and consumable stores	7,783,902	7,990,022	9,123,975
Miscellaneous expenses	3,088,018	4,752,656	4,452,266

Total	49,586,094	53,295,221	61,509,563

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
19. Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. During 2020, our Aframax tanker “Stealth Berana” was arrested in relation to claims of the charterers of the vessel for alleged losses in connection with the redelivery of the vessel to the Company. The Company commenced arbitration in accordance with the provisions of the charter party agreement in respect of all disputes arising under the charter party agreement, including the claims of the charterers. The Company in order to release the vessel promptly from arrest, provided security for the claims of the charterers by way of a payment of $1,473,000 into an escrow account. In August 2021, the Company reached a settlement agreement with the charterers. Based on the settlement agreement, the funds held in the escrow account were released and the Company received the net amount of $765,031 in full and final settlement of the claims of the Company and the charterers including the liabilities of the Company due to the customer deposits (Note 10).

•
The Company has guaranteed to the respective banks the performance of the loan agreements entered into by Spacegas Inc., Financial Power Inc. and MGC Agressive Holdings Inc. (Note 7). The vessels owned by these entities have been provided as collateral to secure these loan agreements. Total outstanding loan balances and accrued interest of Spacegas Inc., Financial Power Inc. and MGC Agressive Holdings Inc. as of December 31, 2021 amounted to $36,823,331 and $122,287, respectively. The Company assigns a remote possibility of default to the abovementioned loan agreements and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Agressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Agressive Holdings Inc. has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Agressive Holdings Inc. Total outstanding loan balances and accrued interest of MGC Agressive Holdings Inc. as of December 31, 2021 amounted to $27,083,331 and
 $
86,497, respectively.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of December 31, 2021, amount to $49,979,039 during 2022, $5,998,565 during 2023 and $1,537,510 during 2024.

20. Leases – The Company as Lessee
Time
charter-in
contracts
For the years ended December 31, 2019 and 2020, the Company chartered in vessels to supplement its own fleet and employed them both on time charters and voyage charters. The time charter-in
contracts ranged in lease terms from 1 year to 5 years.

No charter-in contracts were entered into during the year ended December 31, 2021.
The Company had one time
charter-in
contract with a monthly charter hire of $130,000 relating to the vessel Gas Cathar, which was greater than 12 months at January 1, 2019 i.e. the date of adoption of ASC 842. This contract expired in March 2020. Lease payments relating to this charter amounted to $1,560,000 and $318,606 for the years ended December 31, 2019 and 2020 and are included in Charter hire expenses in the consolidated statements of operations.
The Company had entered into two time
charter-in
contracts in 2018 for the vessels Astrid and Kazak which were for a period of twelve months and which expired in 2019. Lease payments relating to the time charters of these vessels, amounted to $4,708,988 for the year ended December 31, 2019 and are included in Charter hire expenses in the consolidated statements of operations.
Office lease
In January 2019, the Company renewed its contract to lease office space from a related party for a period until December 2020 at an amount of EUR 6,500 ($7,345) per month. In January 2021, the Company entered into a new agreement to lease office space from a related party for a period of two years at an amount of EUR 7,000 ($8,279) per month. The Company determined these office leases to be operating leases and recorded the related right-of-use-assets
within operating lease
right-of-use-assets
and the lease liabilities within operating lease liabilities in the accompanying consolidated balance sheets and the lease expense within General and administrative expenses in the accompanying consolidated statement of operations (Note 3).

Lease Disclosures Under ASC 842
Operating lease
right-of-use
assets and lease liabilities as of December 31, 2020 and 2021 as follows:

Description	Location in balance sheet	December 31, 2020	December 31, 2021
Non current assets:
Office leases	Operating lease right-of-use assets	$—	$104,168

		$—	$104,168

Liabilities:
Office leases	Current portion of operating lease liabilities	$—	$104,168

Lease liabilities - current portion		$—	$104,168

The Operating lease
right-of-use
asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.
The table below presents the components of the Company’s lease expenses and sub-lease
income on a gross basis earned from
chartered-in
contracts greater than 12 months:

Description	Location in statement of operations	2019	2020	2021
Lease expense for chartered-in contracts 12 months or less	Charter hire expenses	$4,708,988	—	—
Lease expense for chartered-in contracts greater than 12 months	Charter hire expenses	1,560,000	318,606	—

	Total charter hire expenses	6,268,988	318,606	—

Lease expense for office leases	General and administrative expenses	87,192	90,121	97,726
Sub lease income from chartered-in contracts greater than 12 months *	Revenues	3,091,390	860,227	—

*
The
sub-lease
income represents only time charter revenue earned on the
chartered-in
contracts greater than 12 months. There is additional revenue of $482,879 earned from voyage charters on the same chartered-in
contract which is recorded in Revenues in our consolidated statement of operations for the year ended December 31, 2019 (2020 & 2021: nil). Additionally, there is revenue earned from time charters from chartered-in
contracts 12 months or less which is included in Revenues in our consolidated statements of operations for the year ended December 31, 2019. No such contracts existed for the years ended December 31, 2020 and 2021.

The cash paid for operating leases with terms greater than 12 months for the years ended December 31, 2019, 2020 and 2021 amounted to $1,647,192, $408,727 and $97,726, respectively.

The weighted average remaining lease term on our operating leases with terms
greater than 12 months was 12 months. The weighted average discount rate was 5.6% as of December 31, 2020 and 2021 and reflects our incremental borrowing rate.
The table below provides the total amount of lease payments on an undiscounted basis on our office lease greater than 12 months as of December 31, 2021:

Year	Office leases	Total Operating leases
Discount rate upon adoption	5.6%	5.6%
2022 (undiscounted lease payments)	$107,520	$107,520

	107,520	107,520

Present value of lease liability	104,168	104,168
Lease liabilities - short term	104,168	104,168

Total lease liabilities	104,168	104,168

Discount based on incremental borrowing rate (Difference between undiscounted lease payments and present value of lease liability)	$3,352	$3,352
21. Subsequent Events
As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.