Form 20-F
period 2022-12-31
StealthGas Inc.
filed 2023-04-27
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
14561
, Athens, Greece
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 was: 38,202,181 shares of Common Stock, par value $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes
☒
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b)  ☐
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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers. We use the term “small” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity and the term “medium range gas carriers” or “MGCs” to describe LPG carriers of between 34,000 and 40,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of April 4, 2023, unless otherwise indicated. As of April 4, 2023, our operating fleet was composed of 36 LPG carriers (including JVs) with a total capacity of 297,841 cbm. We also have contracted for the construction of three 40,000 cbm newbuilding Medium Gas Carriers (one owned through Joint Venture) that all are scheduled to be delivered by the end of the first quarter of 2024. Our fleet on the water of 36 LPG carriers includes four vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with an unaffiliated financial investor, and one vessel in which we own a 51% equity interest pursuant to a joint venture agreement with an unaffiliated third party (we refer to these five vessels, collectively, as the “JV Vessels”). We do not consolidate the results of operations of these joint ventures and account for our equity interest in these joint ventures under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

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

•

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•	Changes in fuel, or bunker, prices may adversely affect profits.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial condition and results of operations.

•	Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

•	Governments could requisition our vessels during a period of war or emergency, and maritime claimants could arrest our vessels.

•	Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, which may interfere with the operation of our vessels.

Risks Related To Our Business

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

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

•

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

•	We are exposed to volatility in interest rates, and risks related to the phasing out of LIBOR.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

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

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. Charter rates for small and medium range LPG carriers generally improved from the second half of 2017 through 2019, however, the COVID-19 pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in 2020 in the price of oil, which has more recently increased, negatively affected, and could continue to negatively affect, small and medium range LPG carrier charter rates. After declining throughout 2020, charter rates stabilized and improved somewhat in 2021 and 2022. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased particularly as European countries sought to secure supplies further afield, especially from the United States, is uncertain. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2023, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 4, 2023, of our 36 operating LPG carriers, including five JV Vessels, 4 were deployed in the spot market while another 22 were scheduled to complete their existing time charters during 2023. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers, the segment in which we have the largest operating presence, is expected to be limited in the period 2023-2024, as the order book is relatively small, while scrapping activity is stable. Economic growth and demand for LPG may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

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

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. In addition, although to date economic conditions in Greece have not had an adverse effect on our managers’ operations, the slow recovery of, and any renewed deterioration in the Greek economy may result in the imposition of new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the EU, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of LPG. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and LPG charter rates, which initially have increased, is uncertain. The global response to the emergence of a pandemic crisis such as the COVID-19 pandemic and the economic impact thereof has and, particularly if it persists, could continue to have a material adverse effect on our financial performance, particularly for our vessels in the spot market or with charters expiring in 2023.

The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan, is estimated to have accounted for approximately 9% of seaborne crude oil exports and 11% of refined petroleum exports, as well as significant natural gas exports, in 2021. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down somewhat and is now trading above $80 per barrel.

If Russian crude oil and natural gas, of which LPG is a byproduct, are not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of LPG cargoes available for transportation. While initially LPG carrier rates have increased, these circumstances could negatively impact LPG charter rates over the longer term. In addition, high oil prices could reduce demand for LPG, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or be more expensive. The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and LPG operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

The COVID-19 pandemic and the resulting disruptions to the international shipping industry and decreased energy demand may continue to negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.

The COVID-19 pandemic had led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a significant amount of our operations, and expanded to other countries globally covering most ports where we conduct business. These measures have and may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The COVID-19 pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy, including LPG. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at profitable rates in 2020 and 2021, and for parts of 2022 due in part to the strict implementation by China, the largest consumer of LPG, of its “Zero COVID” policy until the first quarter of 2023, and may again do so if demand for additional charters is again negatively affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during the past three years, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of the reimposition of quarantines or other constructions, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020, 2021 and 2022, and may continue to do so in 2023. Resurgence of the COVID-19 pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining bank financing, including our ability to refinance balloon payments due upon maturity of existing credit facilities and our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

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

Failure to control any resurgence of the spread of the virus could significantly impact economic activity, and demand for LPG and LPG shipping, which could further negatively affect our business, financial condition, results of operations and cashflows.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014, and again after the onset of the COVID-19 pandemic in late 2019 and throughout 2020. Although the global economy subsequently recovered to a degree and oil prices have increased substantially, oil prices and energy demand remain subject to considerable uncertainty, including due to COVID-19 and the conflict in Ukraine. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last seven fiscal years, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.

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

In 2022, we recognized an impairment loss of $3.2 million mainly related to the sale of one LPG vessel and the two vessels that we classified as Held for Sale for the year ended December 31, 2022. In 2021, we recognized an impairment loss of $44.6 million mainly related to the Tanker Spin-Off and the sale of three LPG vessels as well as for one of our oldest remaining LPG vessels. We also recognized impairment losses in 2020 of $3.9 million. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment loss in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude LPG shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject to vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, or other affiliated entities, including Stealth Maritime, or StealthGas, are rated low or otherwise perform poorly on Rightship evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more vessels occurring over time. For instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all. Non-compliance by us, either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, ballast water treatment system (BWTS) implementation, and GHG emissions. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

All but one of our vessels are not retrofitted with scrubbers and need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for LPG in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

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

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, the conflict in Ukraine may increase the risk that our vessels may suffer damages or face unexpected repair costs, and increase the cost of war risk insurance premiums, if such insurance is available at all. We may have to pay repair costs that our insurance does not cover. There is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, particularly if damages exceed our insurance coverage, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

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

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in Ukraine, the Middle East and elsewhere, including attacks in recent years involving vessels and vessel seizures in the Strait of Hormuz and off the coast of Gibraltar, the attack on an

Iranian tanker near the Saudi Arabian port city of Jeddah and the ongoing hostilities in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked.

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

Furthermore, the war between Russia and Ukraine, and sanctions announced in 2022 by the United States, the EU and several European and other nations against Russia and any further sanctions, including any sanctions or restrictions affecting companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response, may also adversely impact our business given Russia’s role as a major global exporter of crude oil.

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

As of April 4, 2023, of our 36 vessels in the water, including five JV Vessels, 32 were under period charters, while four were deployed in the spot market. As of April 4, 2023, 67% of our anticipated fleet days, including our JV vessels, were covered by period charter contracts for the remainder of 2023 and 12% for 2024. We also have three newbuilding vessels, including one through one of our joint ventures, scheduled to be delivered by the first quarter of 2024, for which we have not yet arranged employment.

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

In our operating history, we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2022 we had one customer from which we derived more than 10% of our revenues, while for the year ended December 31, 2021 we did not have any customer from which we derived more than 10% of our revenues, and in 2020 we had two such customers. For the years ended December 31, 2021 and 2022, our three largest customers accounted for 21.2% and 25.5%, respectively, of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

Some of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, some loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2022, we were in compliance with the covenants in our loan agreements.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers is sensitive to, among other things, changes in the LPG carrier charter markets, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. Low charter rates in the LPG carrier charter and the impact of any decline in oil prices on demand for LPG may again adversely affect LPG carrier values, as was the case for most periods from the fourth quarter of 2014 to 2022. A worsening of charter market conditions would likely lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements as we did in each of our last seven fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

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

Global economic conditions and disruptions in world financial markets, including renewed disruptions as a consequence any resurgence of the COVID-19 pandemic, and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020 and 2021 as a result of the COVID-19 pandemic. The impact of the after-effects or a resurgence of the COVID-19 pandemic continue to remain uncertain, and may negatively impact demand for seaborne transportation of LPG, it is only in the first quarter of 2023 that the largest consumer of LPG, China, has lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions at it may push economies into recession. These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing, all of which could be exacerbated by the COVID-19 pandemic. As a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all, which may also be further negatively impacted by the COVID-19 pandemic. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy, including our ability to fund and consummate the acquisition of the three newbuilding LPG carriers for which we have contracts.

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

As of December 31, 2022 we had outstanding indebtedness, net of deferred arrangement fees, of $277.1 million. We would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have recently started to increase from historically low levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, including for our newbuildings currently under construction, we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG transportation decreases and charter rates and vessel values are adversely affected.

We are exposed to volatility in interests rates, including the London Interbank Offered Rate (“LIBOR”) and Secured Overnight Financing Rate (“SOFR”).

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, benchmark interest rates, including LIBOR, which were at low levels for an extended period of time, increased substantially in 2022 as interest rates were repeatedly increased by central banks in an effort to combat inflationary pressures, with expectations that rates will increase further. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to new-buildings. As of December 31, 2022, we had approximately 36% of our loan exposure under interest rate swap arrangements. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out LIBOR, including three and six month LIBOR which most of our loan agreements are based on, by June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR and we expect our credit facilities to transition to SOFR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements, which generally have alternative calculation provisions, however, if implicated, these could also create additional risks and uncertainties. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities and interest rate swaps. We may need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted. 1

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income/(loss)” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

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

As of April 4, 2023, Stealth Maritime Corporation S.A. (“Stealth Maritime”) served as commercial manager for all 36 operating vessels in our fleet, including our five JV vessels, and technical manager for 32 vessels in our fleet, while subcontracting the technical management of four of the remaining vessels in our fleet to unaffiliated third parties. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

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

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the agreements for the acquisition of two newbuilding LPG carriers in June 2020, the acquisition of a 51% ownership in a newbuilding LPG carrier to be delivered in 2023, as part of a joint venture, the other 49% having been bought by an unaffiliated joint venture partner, and the acquisition of two newbuilding LPG carriers in July 2022. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of our company. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers, are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders. Following the sale of the Gas Prodigy in January 2023 none of our vessels are currently managed by Brave Maritime.

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

Delays in the delivery of our newbuilding LPG carriers or any secondhand LPG carriers we agree to acquire could harm our operating results.

Delays in the delivery of the two newbuilding LPG carriers for which we have purchase contracts or the newbuilding LPG carrier one of our joint ventures has contracted for, and any additional new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; logistic delays in the supply of materials faced by the shipyard building the vessels; bankruptcy or other financial crisis of the shipyard; hostilities, health pandemics such as COVID-19 or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving Russia or North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we may have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessels. The delivery of the two newbuilding LPG carriers is scheduled for the fourth quarter of 2023 and first quarter of 2024 while the original delivery was scheduled for the third quarter and fourth quarter of 2023 respectively, and the delivery of the newbuilding LPG carrier owned by our joint venture is scheduled in the fourth quarter of 2023 while the original delivery was scheduled for the third quarter of 2023.

In addition, significant delays may impact the availability of the credit facilities we have arranged for the two newbuilding vessels. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

We may decide to sell certain of the vessels in our fleet if in our view market conditions are favorable for such sales or sell the LPG carrier in our fleet that is subject to a purchase option held by the charterer, which, if exercised, could reduce the size of our LPG carrier fleet and reduce our future revenues.

Since our initial public offering through to December 31, 2022 we have sold 45 LPG carriers, including 4 LPG carriers of which 49.9% equity interest was sold to a JV arrangement and spun-off our four tankers to our shareholders in 2021. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to one LPG carrier in our JV agreement includes option for the respective charterers to purchase the vessel at a stipulated price at the end of the term of the existing charter which is due in 2024. The option exercise price with respect to this vessel reflects an estimate, made at the time of entry into the applicable charter in the second quarter of 2023, of market prices. This might result in our company realizing losses or gains depending on the time the vessel option is exercised. If the charterer were to exercise this option or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carrier values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 4, 2023, the average age of the vessels in our fleet, including the JV vessels, was approximately 9.2 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, together with a company he controls, owns approximately 22.8% of our outstanding common stock as of April 21, 2023 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

Our Chief Executive Officer, who beneficially owned approximately 22.8% of our outstanding shares of common stock as of April 21, 2023, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2022. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2022. There can be no assurance that the U.S. Internal Revenue Service

(“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2022 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2022, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2023 or any future taxable year.

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2022, we acquired an additional 72 LPG carriers, including 3 MGC LPG carriers of which we acquired a 51% equity interest through one of our JV arrangements in 2020 (one subsequently sold in 2021 and one in 2023, respectively), three product carriers and one Aframax crude oil tanker we concluded with the sale of 45 LPG carriers, including 5 LPG carriers of which a 49.9% equity interest was sold to the JV arrangement in 2019 and we spun-off our four tankers to our shareholders as discussed below.

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

As of December 31, 2022, we had a fleet of 40 LPG carriers, including six JV vessels, and we had contracted to acquire two 40,000 cbm LPG carrier newbuildings under construction and our JV had contracted to acquire one 40,000 cbm LPG carrier newbuilding under construction. We sold three vessels in the first quarter of 2023 and one in April 2023. As of April 4, 2023, our fleet is composed of 36 LPG carriers, including five JV vessels, with a total capacity of approximately 297,841 cbm, and we had contracted to acquire two 40,000 cbm LPG carrier newbuildings under construction and our JV, in which we have a 51.0% interest, had a contract to acquire one 40,000 cbm LPG carrier newbuilding under construction.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 4, 2023, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 4, 2023, our fleet consisted of 36 LPG carriers, including five JV vessels, with an average age of 9.2 years, as well as two 40,000 cbm LPG carrier newbuildings under construction and one 40,000 cbm LPG carrier newbuilding under construction owned by our JV, in which we have a 51.0% interest. The table below describes our fleet and its deployment as of April 4, 2023.

Owned LPG Carriers (31 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	May 2023
Eco Ice(6)	2018	22,358	semi-refrigerated	Time Charter	October 2023
Eco Freeze	2018	22,353	semi-refrigerated	Time Charter	May 2024
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	April 2023
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	October 2023
Eco Alice(4)	2020	7,543	fully-pressurized	Time Charter	September 2023
Eco Nical	2016	7,541	fully-pressurized	Time Charter	October 2023
Gas Husky	2012	7,516	fully-pressurized	Time Charter	December 2023
Gas Esco	2012	7,514	fully-pressurized	Time Charter	November 2023
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	March 2024

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	December 2023
Eco Chios(6)	2014	7,211	fully-pressurized	Time Charter	October 2023
Eco Stream	2014	7,210	fully-pressurized	Spot	—
Gas Flawless(6)	2007	6,337	fully-pressurized	Time Charter	December 2023
Eco Enigma	2015	5,025	fully-pressurized	Spot	—
Eco Universe	2015	5,025	fully-pressurized	Time Charter	March 2026
Eco Czar	2015	5,020	fully-pressurized	Time Charter	January 2024
Eco Nemesis(6)	2015	5,019	fully-pressurized	Time Charter	March 2024
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	August 2023
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	April 2023
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2024
Eco Invictus(6)	2014	5,016	fully-pressurized	Time Charter	October 2023
Eco Texiana	2020	5,030	fully-pressurized	Time Charter	May 2023
Eco Green(6)	2015	4,991	fully-pressurized	Time Charter	June 2023
Eco Dream	2015	4,989	fully-pressurized	Time Charter	December 2023
Eco Elysium	2014	3,526	fully-pressurized	Time Charter	June 2024
Eco Royalty	2015	3,525	fully-pressurized	Time Charter	February 2024
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2026
Gas Astrid	2009	3,514	fully-pressurized	Time Charter	September 2023
Gas Exelero	2009	3,513	fully-pressurized	Spot	—
Gas Alice(6)	2006	3,513	fully-pressurized	Time Charter	August 2023
		242,036 cbm
JV LPG Vessels (5 vessels)
Gaschem Bremen(3)(5)	2010	35,232	fully-refrigerated	Time Charter	April 2024
Gas Haralambos(2)	2007	7,020	fully-pressurized	Time Charter	April 2023
Gas Defiance(2)	2008	5,018	fully-pressurized	Time Charter	July 2023
Gas Shuriken(2)	2008	5,018	fully-pressurized	Time Charter	December 2023
Eco Lucidity(2)	2015	3,517	fully-pressurized	Spot	—
		55,805 cbm
Total LPG Carrier Fleet: 36 vessels		297,841 cbm
LPG Vessels under Construction (3 vessels)
Newbuilding 1(3)	2023	40,000	fully-refrigerated	—	—
Newbuilding 2	2023	40,000	fully-refrigerated	—	—
Newbuilding 3	2024	40,000	fully-refrigerated	—	—

(1)	Earliest date charters could expire.
(2)	JV vessel owned by a joint venture established in 2019 in which we own a 50.1% equity interest.
(3)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(4)	Charterer has the option to extend charter for an additional six months.
(5)	Charterer has option to extend charter for an additional year, and a purchase option which if not exercised the joint venture has a sell option.
(6)	Charterer has option to extend charter for an additional year.

In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula with this same investor (subsequently sold in 2022), in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. In the first quarter of 2020, we acquired three 2010-built Medium Gas Carriers, the Gaschem Bremen, the Eco Evoluzione (ex. Gaschem Stade) and the Gaschem Hamburg, pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest. The Gaschem Hamburg was subsequently sold in the second quarter of 2021 and the Eco Evoluzione (ex. Gaschem Stade) was subsequently sold in the first quarter of 2023. This joint venture has contracted for a 40,000 MGC with expected delivery in the fourth quarter of 2023. These joint venture vessels are managed by our manager, Stealth Maritime.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest. As of April 4, 2023, the technical management of four of our ships was subcontracted by Stealth Maritime. These crew and technical managers are supervised by Stealth Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2024.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Since 2021, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, has been responsible for providing the crewing of our fleet, under Stealth Maritime’s and Brave Maritime’s technical management, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew. The remaining vessels were crewed by their respective technical managers and their crewing agents.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 4, 2023 and including our five JV vessels, we had 4 vessels operating in the spot market, 22 vessels on time charters expiring in 2023, and 10 on time charters expiring from 2024 to 2026. In terms of charter coverage as of April 4, 2023, we had 65% of the available calendar days fixed under period charters for 2023 and 11% for 2024.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2022, we had a single customer account for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

On November 1, 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These “goal” or “performance-based” amendments are both of a technical and an operational nature, and they require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions. The U.S. Coast Guard is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the U.S. Coast Guard to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

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

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.

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

Since March 23, 2022, the current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,500 per gross ton or $21,521,000, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70 % reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU emissions trading system. These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted. On June 22, 2022, the European Union revised proposed amendments to regulation 2015/757. There is some disagreement between the European Council and Commission on the one hand and the European Parliament on the other one how soon the measures should be enacted for intra-EU and international shipments, as well as with respect to whether there should be certain carve-outs for member states heavily dependent on shipping and for insular or coastal regions. Nevertheless, and regardless of these particulars, the proposed amendments would effectively impose an Emissions Trading System (“ETS”) on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to ensure that our vessels meet the requirements of the revised EU-MRV, as well as potential additional costs related to the ETS.

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

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. MARPOL adopted in June 2021 will build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. Likewise, the Energy Efficiency Existing Ship Index (EEXI) and the Carbon Intensity Indicator (CII), both introduced on January 1, 2023, will impose additional technical requirements on vessels, based on their particular specifications, including, in the case of the CII, the potential requirement for the development of SEEMP plan for vessels that earn low compliance ratings for three consecutive years. CII requirements are set to become particularly stringent by 2030. The USCG plans to develop and propose regulations to implement these provisions in the United States. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for LPG products and oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 4, 2023, our LPG carrier fleet, including our five JV vessels, had an average age of 9.2 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 4, 2023, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

C. Organizational Structure

As of April 4, 2023, other than the entities owning the JV Vessels, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users. As of December 31, 2022, we operated a fleet of 40 LPG carriers, including six JV vessels, that can carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”) as well as ammonia in the larger vessels in our fleet. As of April 4, 2023, our fleet is composed of 36 LPG carriers including five JV vessels, with a total capacity of approximately 297,841 cubic meters (cbm). For the years ended December 31, 2020, 2021 and 2022, we owned, excluding our JV vessels, an average of 41.6, 41.3 and 34.8 vessels, respectively, generating revenues of $145.0 million, $150.2 million and $152.8 million, respectively.

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

In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor. We and our manager, Stealth Maritime, continue to manage these vessels. In the second quarter of 2019 we acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula, with this same investor, in which we have a 50.1% equity interest. In the first quarter of 2020, a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and joint control, acquired three 2010-built Medium Gas Carriers, the Gaschem Hamburg, the Gaschem Stade and the Gaschem Bremen, of an aggregate capacity of 105,650 cbm. The Gaschem Hamburg was subsequently sold in the second quarter of 2021 and the joint venture entity invested in one newbuilding Medium Gas Carrier to be delivered in the fourth quarter of 2023. The Gaschem Stade which was renamed to Eco Evoluzione and sold in March 2023. Due to the joint control over these entities, our equity interest percentages in the entities owning these vessels, are accounted for under the equity method.

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

As of April 4, 2023, of the 31 vessels in our fleet excluding our JV vessels, 3 were employed in the spot market, with the remaining vessels deployed on period charters and none of our LPG carriers were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operations of the vessels. As of April 4, 2023 and excluding our JV vessels, 67% of our anticipated fleet days were covered by period charter contracts for the remainder of 2023 and 12% for 2024. The corresponding forward coverage as of April 1, 2022 was 51% for the remainder of 2022 and 8% for 2023. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In the first quarter of 2019, we agreed to sell a 49.9% equity interest in the entities owning four of our LPG carriers. We may also elect to sell additional vessels in our fleet from time to time, such as the three LPG carriers we sold in the first quarter of 2023 and one additional LPG carrier sold by our JV in the first quarter of 2023, two LPG carriers we sold in the first quarter of 2022, the two LPG carriers we sold in 2021 (including one JV vessel) and the two LPG carriers we sold in 2020. During the same period we acquired seven LPG carriers, with a net decrease in the total number of calendar days from 2020 to 2022.

The completion of the Tanker Spin-Off of four tankers vessels on December 3, 2021 only impacted approximately one month of our 2021 results but impacted all twelve months of our 2022 results, with the effect of reducing revenue and operating and finance expenses, and resulting in lower depreciation costs as the depreciation costs of the four tanker vessels aggregated $8.6 million in a full year.

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

While the global economy has begun to recover in parts of the world, driven in part by the availability of COVID-19 vaccines, and in turn energy demand has shown some recent improvement, the success and timing of COVID-19 containment strategies remain uncertain, particularly in light of the emergence of other variants, and charter rates face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG products, particularly resulting from failure to contain the COVID-19 pandemic. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier charter rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for energy and LPG specifically or reduced supply due to sanctions imposed on Russia.

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

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2020, 2021 and 2022.

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

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has caused and will likely continue to cause substantial disruptions in the global economy and trade, including reduced demand for energy, with many countries, ports and organizations, including those where we conduct a large part of our operations, having implemented measures to combat the outbreak, such as quarantines and travel restrictions. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LPG. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand, adversely affected our ability to secure charters at attractive rates in 2020 and 2021, and for parts of 2022 due in part to China’s strict implementation of its “Zero COVID” policy, and may again do so if demand for additional charters is again negatively affected. Our business, and the LPG shipping industry as a whole, is also likely to be impacted by delays in crew changes as well as delays in the construction of new-build vessels, scheduled dry-dockings, intermediate or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020, 2021 and 2022, and may continue to do so in 2023. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the virus and the actions to contain or treat its impact.

In response to the pandemic, we have instituted enhanced safety protocols such as regular disinfection of our on-shore facilities, regular employee COVID-19 testing, digital temperature reading facilities, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, also reduced our interest expense initially, however, in 2022 interest rates increased significantly and may continue to increase as central banks have repeatedly raised benchmark rates in an effort to combat inflation.

Joint Ventures

As of April 4, 2023, five of the vessels in our fleet were owned through two separate joint venture arrangements. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired with the same JV arrangement a 38,000 cbm LPG carrier in the second quarter of 2019 in which we also have a 50.1% equity interest that we sold in 2022. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020, two of which were subsequently sold to a third party, in the first half of 2021 and the first quarter of 2023, respectively, and subsequently exercised an option to acquire from a related party a 51% equity interest in a 40,000 cbm newbuilding LPG carrier to be delivered in 2023, the remaining 49% having been bought by our JV partner. See “Note 7 Investments in Joint Ventures” in our audited consolidated financial statements include elsewhere in this report, for additional information regarding these joint ventures.

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

We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. While we had four vessels under bareboat charters as of December 31, 2021, these charters expired during 2022 and we have not employed any vessels under bareboat charter since the middle of 2022. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 and then following a rise, decreased again at the beginning of 2020 and remained at low levels for the majority of the year, after the onset of the COVID-19 pandemic, before increasing in late 2021 and 2022, accounted for 57.7% of total voyage expenses for the year ended December 31, 2022, 52.3% of total voyage expenses for the year ended December 31, 2021 and 47.2% of total voyage expenses for the year ended December 31, 2020. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2022 and 2021, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 13.5% and 9.0%, respectively, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 4, 2023, we had three vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2022 was five and as of April 1, 2021 was 10.

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

Management Fees

During each of the years ended December 31, 2020, 2021 and 2022, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter (except for four vessels for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. From these management fees paid to Stealth Maritime, Stealth Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Chief Technical Officer and Internal Auditor. During the year ended December 31, 2022, such cash compensation was in the aggregate amount of $0.9 million. We also recognize stock-based compensation expense, when we grant equity awards (see “Item 6. Directors, Senior Management and Employees.—B. Compensation of Directors and Senior Management.”

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2022, we drydocked five vessels at a total cost of $3.0 million, while in 2021 we drydocked eight vessels at a total cost of $5.3 million, and in 2020, we drydocked seven vessels at a total cost of $3.6 million. We expect that during 2023 three vessels and three additional JV vessels will be drydocked.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31, 2022, 2021 and 2020, we recognized an impairment loss of (1) $3.2 million mainly relating to the sale of one LPG vessel and the two vessels that were classified as Held for Sale, (2) $44.6 million on four tankers related to Tanker Spin-Off, on three LPG vessels and for one of our oldest LPG vessels, (3) $3.9 million on four of our oldest vessels, respectively.

Net (Gain)/Loss on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. Depreciation is calculated using the straight line method, from the date the vessel was originally built, over an estimated useful life of 30 years for the LPG carriers in our fleet. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton.

In 2022, we agreed to sell four vessels, the Gas Inspiration, which was delivered to her new owners in March 2022, the Gas Monarch, which was delivered to her new owners in May 2022, the Gas Prodigy and the Gas Spirit, which were delivered to their new owners in January 2023 (as of December 31, 2022 both vessels were classified as held for sale). We recognized an impairment loss of $3.1 million for three out of these four vessels. In addition, one of our JVs sold the Eco Nebula that was delivered to her new owners in August 2022 and from the sale our JV recognized a gain of $9.2 million. In 2021, we agreed to sell two vessels, the Gas Imperiale, which was delivered to her new owners in September 2021, and the Eco Loyalty, which was delivered to her new owners in February 2022 (as of December 31, 2021 that vessel was classified as held for sale). For these two vessels we recognized an impairment loss of $3.0 million. In addition, one of our JVs sold the Gaschem Hamburg that was delivered to her new owners in May 2021 and from the sale our JV recognized a gain of $6.8 million. In 2020, we sold and delivered to their new owners two of our LPG vessels, the Gas Nemesis II and the Gas Pasha, both for further trading for which we recognized an aggregate loss of $1.1 million.

Gain/(Loss) on Derivatives

Six of our seven interest rate swaps, as of December 31, 2022 are accounted for as cash flow hedges (2021: six of our interest rate swaps and 2020: six of our interest rate swaps) and the changes in their fair values are recorded in “Accumulated other comprehensive Income/(Loss)”. All changes in the fair value of our cash flow interest rate swaps that are not accounted for as cash flow hedges, are recorded in earnings under “-Gain/(Loss) on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to those that qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2022, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment and revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place. The utilization rate was assumed to be 96.2% based on the 5-year historical rate and with regards to operating expenses, these were based on historical trends. Revenue estimates are highly subjective.

During 2022, the Company identified and recorded an impairment loss of $3.1 million for three of its vessels, the Gas Monarch, the Gas Spirit and the Gas Prodigy, which were agreed to be sold for further trading. In addition, as of December 31, 2022, a 100% probability was assigned to the sale of the vessel Gas Galaxy, which is above twenty years of age, and as a result the vessel was recorded at its fair value and an impairment loss amounting to $45,578 was recognized for the year ended December 31, 2022.

During the twelve months of 2021, the Company identified and recorded an impairment loss of $4.3 million for three of its vessels, the Eco Loyalty, the Gas Imperiale and the Gas Inspiration, which were agreed to be sold for further trading and an impairment loss of $0.1 million for the Gas Monarch for which the undiscounted estimated future net operating cash flows did not exceed its carrying value. As of December 31, 2021, the Company identified and recorded an additional impairment loss of $40.2 million in connection with the Tanker Spin-off.

During the first nine months of 2020, the Company identified and recorded an impairment loss of $2.8 million for two of its vessels, the Gas Pasha and the Gas Nemesis II, which were agreed to be sold for further trading and an impairment loss of $0.3 million for the Gas Galaxy for which the undiscounted estimated future net operating cash flows did not exceed its carrying value. As of December 31, 2020, the Company identified and recorded an additional impairment loss of $0.7 million relating to the vessel Gas Monarch, for which the estimated future net operating cash flows did not exceed its carrying value.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2022 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2022, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2022 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	9.32%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2022 and what we believe the charter-free market values of each of these vessels were as of December 31, 2022, 11 of our 34 owned vessels in the water had current carrying values, before the impairment loss recorded in 2022, above their market values (17 of our 36 vessels in the water as at December 31, 2021). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $22.7 million and $25.0 million as of December 31, 2022 and 2021, respectively. However, we believe that with respect to each of these 11 vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from date of initial delivery from the shipyard depending on the vessel type. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2022 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Results of Operations

	Year Ended December 31,
	2020	2021	2022
INCOME STATEMENT DATA
Revenues	$145,003,021	$150,204,527	$152,760,888
Total Revenues	$145,003,021	$150,204,527	$152,760,888
Operating expenses:
Voyage expenses	12,259,795	20,342,186	20,306,407
Voyage expenses—related party	1,799,209	1,867,100	1,871,071
Vessels’ operating expenses	52,344,721	60,443,813	53,909,328
Vessels’ operating expenses—related party	950,500	1,065,750	1,035,450
Charter hire expenses	318,606	—	—
Dry-docking costs	3,640,327	5,285,490	2,954,575
Management fees	5,599,351	5,831,900	5,242,990
General and administrative expenses	2,301,308	4,337,013	3,404,141
Depreciation	37,455,093	37,125,903	27,814,901
Impairment loss	3,857,307	44,616,214	3,167,034
Net loss on sale of vessels	1,134,854	304,210	408,637
Total expenses	121,661,071	181,219,579	120,114,534
Income/(Loss) from operations	23,341,950	(31,015,052)	32,646,354
Interest and finance costs	(14,129,893)	(12,678,101)	(12,076,300)
(Loss)/Gain on derivatives	(50,976)	240,153	1,698,462
Interest income	167,794	26,379	1,098,789
Foreign exchange (loss)/gain	(54,374)	(23,288)	23,373
Other expenses, net	(14,067,449)	(12,434,857)	(9,255,676)
Equity earnings in joint ventures	2,709,984	8,326,701	10,862,687
Net income/(loss)	11,984,485	(35,123,208)	34,253,365

FLEET DATA
Average number of vessels(1)	41.6	41.3	34.8
Total voyage days for fleet(2)	15,079	14,786	12,538
Total time and bareboat charter days for fleet(3)	12,442	11,714	10,336
Total spot market days for fleet(4)	2,637	3,072	2,202
Total calendar days for fleet(5)	15,292	15,071	12,687
Fleet utilization(6)	98.6%	98.1%	98.8%
Fleet operational utilization(7)	96.1%	94.9%	93.5%

AVERAGE DAILY RESULTS
Average Time Charter Equivalent daily rate(8)	$8,684	$8,657	$10,415
Vessel operating expenses(9)	3,485	4,081	4,331
General and administrative expenses (10)	150	288	268
Management fees(11)	366	387	413

Total daily operating expenses(12)	$3,635	$4,369	$4,599

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

(8)

Average Time Charter Equivalent daily rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	Year Ended December 31,
	2020	2021	2022
Voyage revenues	$145,003,021	$150,204,527	$152,760,888
Voyage expenses	(14,059,004)	(22,209,286)	(22,177,478)

Charter equivalent revenues	$130,944,017	$127,995,241	$130,583,410

Total voyage days for fleet	15,079	14,786	12,538

Average Time charter Equivalent daily rate	$8,684	$8,657	$10,415

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

Year	ended December 31, 2022 compared to the year ended December 31, 2021

The average number of vessels in our fleet was 34.8 for the year ended December 31, 2022 compared to 41.3 for the year ended December 31, 2021.

REVENUES—Voyage revenues for the year ended December 31, 2022 were $152.8 million compared to $150.2 million for the year ended December 31, 2021, an increase of $2.6 million or 1.7%, primarily due to improved market conditions that pushed revenues higher despite a reduction in our fleet size. Total calendar days for our fleet were 12,687 for the year ended December 31, 2022 compared to 15,071 for the year ended December 31, 2021, due to the decrease in the average number of vessels in our fleet. The increase in revenues was also supported by the reduction in bareboat activity, where revenues are inherently lower, during 2022 as four vessels that were employed on bareboat charters were redelivered by their charterers and subsequently entered into time or spot charters.

VOYAGE EXPENSES—Voyage expenses were $22.2 million for the year ended December 31, 2022 compared to $22.2 million for the year ended December 31, 2021. While the spot days for the fleet were reduced from 3,072 days for the year ended December 31, 2021 to 2,202 for the year ended December 31, 2022, voyages expenses were flat. During 2022 there was an increase in oil prices, particularly during the first half of the year following the Russian invasion of Ukraine, that lead to increased bunker costs, for which we are responsible under spot charters. Voyage expenses consisted largely of bunker charges amounting to $12.8 million for 2022 compared to bunker charges amounting to $11.6 million for 2021, an increase of $1.2 million. Voyage expenses also included port expenses of $3.4 million for the year ended December 31, 2022 compared to $4.6 million for the year ended December 31, 2021, a decrease of $1.2 million.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $54.9 million for the year ended December 31, 2022 compared to $61.5 million for the year ended December 31, 2021, a decrease of $6.6 million, or 10.7%. The decrease in operating expenses was due to the reduction in the number of vessels in the fleet—counterbalanced by the redelivery during 2022 of four vessels from their bareboat charters, under which we are not responsible for vessel operating expenses. Overall during 2022 we continued to see cost pressures particularly related to crew costs due to the COVID-19 pandemic.

DRY DOCKING COSTS—Dry docking costs were $3.0 million for the year ended December 31, 2022 compared to $5.3 million for the year ended December 31, 2021, a decrease of $2.3 million, or 43.4%. Dry docking costs for the year ended December 31, 2022 mainly related to the dry docking of five vessels while the costs for 2021 related to the dry docking of eight vessels.

MANAGEMENT FEES RELATED PARTY—Management fees were $5.2 million for the year ended December 31, 2022 compared to $5.8 million for the year ended December 31, 2021, a reduction of $0.6 million. The decrease was due to the reduction in the number of vessels in the fleet. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for four vessels for which a fixed daily fee of $280 is charged) and $125 per day for vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2022 were $3.4 million compared to $4.3 million for the year ended December 31, 2021, a decrease of $0.9 million. The higher expenses during the year ended December 31, 2021 were primarily due to share based compensation expenses and increased expenses related to the Tanker Spin-Off transaction. Included in the general and administrative expenses for the years ended December 31, 2022 and December 31, 2021 were $0.9 million and $1.0 million respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 34.8 average number of vessels in our fleet for the year ended December 31, 2022 were $27.8 million compared to $37.1 million for the 41.3 average number of vessels in our fleet for the year ended December 31, 2021, a decrease of $9.3 million or 25.1%. This decrease in depreciation expenses was due to the reduction of the average number of vessels in our owned fleet.

IMPAIRMENT LOSS—During the year ended December 31, 2021 the Company recognized an impairment loss of $44.6 million mainly attributable to the Tanker Spin-Off transaction, combined with the sale of three LPG vessels and for the impairment of one of our oldest remaining LPG vessels. During the year ended December 31, 2022 we recognized an impairment loss of $3.2 million for three of our oldest LPG vessels for which we had entered into sale agreements. All these vessels were subsequently delivered to their new owners during 2023.

NET LOSS ON SALE OF VESSELS—During the year ended December 31, 2022, we incurred a loss on the sale of two vessels of $0.4 million. In the year ended December 31, 2021, we sold, and delivered to her new owners, one vessel, for which we incurred an aggregate net loss on the sale of vessel of $0.3 million.

INTEREST AND FINANCE COSTS—Interest and finance costs were $12.1 million for the year ended December 31, 2022 compared to $12.7 million for the year ended December 31, 2021. The $0.6 million decrease from the same period of last year is mostly due to the decrease of our indebtedness, partially offset by higher prevailing interest rates.

INTEREST INCOME—Interest income was $1.1 million for the year ended December 31, 2022 compared to $0.03 million for the year ended December 31, 2021, an increase of $1.07 million due to the combination of higher prevailing interest rates and consequently bank deposit rates and of the higher cash and cash equivalents and short term investment balances for the year ended December 31, 2022.

EQUITY EARNINGS IN JOINT VENTURES—was $10.9 million for the year ended December 31, 2022 compared to $8.3 million in the year ended December 31, 2021. The $2.6 million increase from the same period of last year was primarily due to a gain on sale of one of the Medium Gas carriers owned by one of our joint ventures and the improved profitability resulting from the operation of both of our joint ventures.

NET INCOME—As a result of the above factors, we recorded net income of $34.3 million for the year ended December 31, 2022, compared to a net loss of $35.1 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020 please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022.

B. Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents, including short term investments of $82.3 million, restricted cash of $2.5 million classified as current assets, and restricted cash of $10.9 million, classified as non-current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and any equity offerings.

We had net proceeds from vessel sales of $25.0 million in 2022, $7.8 million in 2021 and $5.3 million in 2020. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements, as well as to repurchase, most recently in 2020, shares of our common stock.

Our liquidity needs, as of December 31, 2022 through the end of 2023 and beyond, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses as well as to committed capital expenditures and any vessel acquisitions we elect to make either independently or in collaboration with a third party investor. As of December 31, 2022, our committed capital expenditures consisted of $93.6 million in remaining installment payments for our two newbuilding vessels under construction, about half of which is payable in 2023. One of our JV arrangements has committed capital expenditures for predelivery and delivery installments related to one newbuilding carrier scheduled to be delivered in 2023 that we expect will be met through the JV’s existing cash and operating cashflow and partially financed by a bank loan to be arranged, a portion of which bank loan may be guaranteed by the Company. Furthermore, we have three scheduled drydockings for 2023, for our fully- owned vessels, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for water ballast system installations.

As of December 31, 2022, our aggregate debt outstanding, net of deferred finance charges, was $277.1 million, of which $30.1 million was classified as a current liability. During the first three months of 2023, we voluntarily repaid with cash on hand $24.4 million outstanding under our loan agreements, related to five of our vessels. We are also obligated to pay management fees and reimburse executive compensation under our management agreement with Stealth Maritime. See “—Contractual Obligations” below.

We have guaranteed to the respective lenders the performance of the loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2022 amounted to $43.2 million. On March 23, 2023 we repaid $10.9 million due to the sale of one vessel owned by these entities. With regards to the guarantee provided for the loan agreement entered into by one of these entities, the joint venture party owning 49% equity interest in this entity has provided to us a counter guarantee amounting to 49% of the outstanding loan balances of this entity. Total outstanding loan balances of this entity as of December 31, 2022 amounted to $22.9 million. See “Note 17 Commitments and Contingencies” in our audited consolidated financial statements include elsewhere in this report.

We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months and debt service requirements.

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

Our contractual obligations as of December 31, 2022 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2023)	1-3 years (2024-2025)	3-5 years (2026-2027)	More than 5 years (After January 1, 2028)
Long-term debt obligations	278,987	30,667	93,660	113,628	41,032
Interest on principal amounts outstanding(1)	55,820	18,719	27,424	9,116	561
Interest on interest rate swap arrangements outstanding(1)	(7,696)	(2,983)	(3,529)	(1,090)	(94)
Newbuilding Contracts	93,600	46,800	46,800
Management fees(2)	7,282	4,855	2,427	—	—
Executive fees	541	541

Total	428,534	98,599	166,782	121,654	41,499

(1)

Based on assumed 3M LIBOR rates (or replacement benchmark rate) of 5.06% for 2023, 4.23% for 2024, 3.53% for 2025, 3.44% for 2026, 3.49% for 2027 and 3.53% thereafter and the effect of our interest rate swap arrangements.

(2)

Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (apart from four vessels for which some services are currently provided by third party managers, where a fixed daily fee of $280 is charged by Stealth Maritime). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. The initial term of our management agreement with Stealth Maritime expired in June 2010, but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term. No such notice was provided up to December 31, 2022, therefore the current term of our management agreement expires in June 2024.

Cash Flows

	Year Ended December 31,
	2020	2021	2022
Net cash provided by operating activities	$52,113,096	$41,038,681	$66,562,213
Net cash used in investing activities	(58,074,154)	(19,247,631)	(17,256,698)
Net cash used in financing activities	(23,119,072)	(29,130,715)	(25,851,108)

Net cash provided by operating activities—was $66.6 million for the year ended December 31, 2022, $41.0 million for the year ended December 31, 2021 and $52.1 million for the year ended December 31, 2020 This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in 2022 compared to 2021 primarily due to increased revenues from our vessels and reductions in expenses, particularly operating expenses as well as distributions of profits we received from our joint ventures, and decreased in 2021 compared to 2020 primarily due to a reduction in our profitability, excluding the profits from our JV arrangements, and a reduction in liabilities towards our manager, Stealth Maritime.

Net cash used in investing activities—was an outflow of $17.3 million in 2022, an outflow of $19.2 million in 2021, and an outflow of $58.1 million in 2020.

In 2022, net cash used in investing activities consisted of $24.2 million in advances for vessel acquisition and improvement of vessels, mainly related to the deposits paid for the two newbuilding vessels and $26.5 million invested as short term investments, mainly time deposits held in our banks with maturity of three or more months, offset by proceeds of $25.0 million related mainly to the sale of three of our vessels, and an $8.0 million return of investment from one of our joint ventures related to the sale of the Eco Nebula.

In 2021, net cash used in investing activities consisted of $25.2 million related to the delivery of one newbuilding LPG vessel, the Eco Blizzard, offset by proceeds of $7.8 million from the sale of Gas Imperiale, and $3.3 million invested for the acquisition of one newbuilding 40,000 cbm LPG carrier to be delivered in 2023 to the JV arrangement established in early 2020, and in which we hold an equity participation of 51%. The $3.3 million consisted of the exercise of a purchase option and the reimbursement of a yard installment both towards a related party, offset by a $1.5 million dividend received from our JV arrangement.

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

Net cash used in by financing activities—Net cash used in financing activities was $25.9 million for the year ended December 31, 2022, consisting primarily of $83.6 million of loan repayments offset by proceeds of $59.4 million provided by bank borrowings . Net cash used in financing activities was $29.1 million for the year ended December 31, 2021, consisting primarily of $173.0 million of loan repayments, $150.7 million provided by bank borrowings and $4.7 million used in relation to the spin-off of four of our tankers, that was retained by Imperial Petroleum. Net cash used in financing activities was $23.1 million for the year ended December 31, 2020, consisting mainly of $41.8 million of loan repayments, $27.1 million of bank borrowing proceeds, $5.8 million of advances paid to our joint venture arrangements and $3.9 million spent under our stock repurchase program.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness net of deferred finance charges of $277.1 million, as of December 31, 2022, which is reflected in our balance sheet as “Long-term debt” and

“Current portion of long-term debt.” For a description of our credit facilities also see Note 11 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
December 21, 2021	$ 8.37	Jan 2028	Quarterly	$ 0.21	$ 3.96	Eco Invictus
	$ 9.02	Jan 2028	Quarterly	$ 0.29	$ 2.89	Gas Husky
	$ 9.02	Jan 2028	Quarterly	$ 0.29	$ 2.89	Gas Esco
	$ 8.87	Jan 2028	Quarterly	$ 0.21	$ 4.48	Eco Universe
	$ 8.87	Jan 2028	Quarterly	$ 0.21	$ 4.48	Eco Enigma
	$ 11.06	Jan 2028	Quarterly	$ 0.18	$ 7.28	Eco Texiana
January 11, 2021	$ 6.15	Jan 2026	Quarterly	$ 0.24	$ 3.09	Eco Stream
	$ 6.15	Jan 2026	Quarterly	$ 0.24	$ 3.09	Eco Chios
	$ 7.36	Jan 2026	Quarterly	$ 0.24	$ 4.30	Eco Galaxy
January 19, 2021	$ 5.93	Jan 2028	Quarterly	$ 0.17	$ 2.41	Eco Czar
	$ 5.93	Jan 2028	Quarterly	$ 0.17	$ 2.41	Eco Nemesis
	$ 5.91	Jan 2028	Quarterly	$ 0.17	$ 2.39	Eco Corsair
	$ 5.91	Jan 2028	Quarterly	$ 0.17	$ 2.39	Eco Elysium
	$ 7.20	Jan 2028	Quarterly	$ 0.19	$ 3.20	Eco Royalty
May 18, 2016	$ 21.33	May 2025	Quarterly	$ 0.51	$ 16.25	Eco Frost
	$ 23.31	Dec 2025	Quarterly	$ 0.52	$ 16.57	Eco Ice
March 1, 2017	$ 23.47	Jan 2026	Quarterly	$ 0.63	$ 15.23	Eco Arctic
	$ 23.93	Apr 2026	Quarterly	$ 0.63	$ 15.11	Eco Freeze
April 30, 2020	$ 13.87	Nov 2026	Quarterly	$ 0.22	$ 10.62	Eco Alice
	$ 17.02	Feb 2027	Quarterly	$ 0.26	$ 12.83	Eco Blizzard
August 5, 2021	$ 4.77	Aug 2026	Quarterly	$ 0.27	$ 0.71	Gas Elixir
	$ 9.21	Aug 2026	Quarterly	$ 0.25	$ 5.42	Eco Dream
	$ 10.19	Aug 2026	Quarterly	$ 0.27	$ 6.10	Eco Nical
	$ 10.24	Aug 2026	Quarterly	$ 0.26	$ 6.30	Eco Dominator
	$ 4.89	Aug 2026	Quarterly	$ 0.25	$ 1.20	Gas Myth
	$ 4.78	Aug 2026	Quarterly	$ 0.27	$ 0.75	Gas Cerberus
	$ 3.11	Aug 2026	Quarterly	$ 0.18	$ 0.37	Gas Astrid
	$ 3.11	Aug 2026	Quarterly	$ 0.18	$ 0.37	Gas Exelero

The interest rates on the outstanding loans as of December 31, 2022 are based on LIBOR plus a margin and currently vary from 5.63% to 6.80%. The average interest rates (including the margin) on the above outstanding loans were 4.20% for the year ended December 31, 2022 and 2.88% for the year ended December 31, 2021. As of December 31, 2022, $100.7 million of our outstanding loans were covered by interest rate swap agreements paying fixed rates ranging from 2.89% to 0.73% and received floating rates based on LIBOR.

In March 2023, we entered into a loan agreement for an amount up to $70.0 million relating to the financing of its two vessels under construction.

On February 6, 2023 the outstanding loan of $5.85 million related to the Gas Astrid and Gas Exelero was repaid.

On March 31, 2023 the outstanding loan of $18.50 million related to the Eco Elysium, Eco Corsair and Eco Royalty was repaid.

As of April 4, 2023, 8 of our vessels, the Gas Flawless, Eco Green, Gas Alice, Gas Astrid, Gas Exelero, Eco Elysium, Eco Corsair and Eco Royalty, were unencumbered.

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

•

to maintain on a monthly basis a cash balance amounting to $2,519,601 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $10,864,520 in the earnings account with the relevant banks.

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

After a difficult period following the global financial crisis we saw some improvement from the fourth quarter of 2011 to the third quarter of 2014, LPG charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and after reasonable improvement between the second half of 2017 and the first quarter of 2019, again declined, having been negatively impacted by the decrease in global demand for energy resulting from the COVID-19 pandemic. Beginning in the second half of 2021 charter rates saw an improvement as demand for LPG rebounded with seasonal variations. Since 2022 charter rates have been gradually rising reaching multi-year highs in the first quarter of 2023. Although prospects for the small LPG segment currently appear favorable mid and long term, as the order book for 2023 and the next couple of years is negligible, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Global financial conditions remain volatile, the after-effects or a resurgence of the COVID-19 pandemic continue to remain uncertain, and may negatively impact demand for seaborne transportation of LPG, it is only in the first quarter of 2023 that the largest consumer of LPG, China, has lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions at it may push economies into recession. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased particularly as European countries sought to secure supplies further afield especially from the United States, is uncertain. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the first quarter of 2021, also impacts demand for seaborne transportation of LPG. A surge in the price of oil, like the one the one witnessed as of late 2021 and early 2022 as well as recently, should under normal circumstances positively impact seaborne transportation of LPG. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG, particularly supply in the United States and the economies of the Middle East, where large quantities are produced, and demand in the Far East and developing countries in Asia, particularly China and India, and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions, credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities to partially finance their acquisitions.

E. Critical Accounting Estimates

Please see “—Critical Accounting Estimates” above.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 4, 2023, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	45	Chief Executive, President, Chief Financial Officer and Class III Director	2004	2024
Michael G. Jolliffe	73	Chairman of the Board, Class II Director	2004	2025
Markos Drakos	63	Class I Director	2006	2023
John Kostoyannis	57	Class II Director	2010	2025

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He is also Chief Executive Officer and Chairman of Imperial Petroleum Inc. following its spin-off from the Company in December 2021. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

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

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia, and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group which encompasses several companies offering services, mainly in the Advisory, Fiduciary, Accounting, Taxation and Investments areas. Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus from 2000 to 2003. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Chief Technical Officer. The aggregate of such cash compensation for the years ended December 31, 2020, 2021 and 2022 were $1.0 million, $1.0 million and $0.9 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2020 and 2022. In 2021, we granted restricted shares and stock options, including to our officers and directors, and in 2023 we granted restricted shares and stock options to our chief executive officer and restricted shares to our independent directors, each as described below under “—Equity Compensation Plan.” We recognized share-based compensation expense of $nil, $0.6 million and $ 0.6 million in 2020, 2021 and 2022, respectively.

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

At December 31, 2022 and April 4, 2023, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2022, the full Board of Directors held four meetings, and also acted by written consent. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2022.

To promote open discussion among the independent directors, a majority of the directors met four times in 2022 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 4, 2023, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis; the Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis; and the Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.

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

As of December 31, 2022, 560 officers and crew members served on board the fully owned vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The aggregate number of shares of our common stock for which awards may be granted under the 2015 Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the 2015 Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. In May 2021, we awarded (1) 250,000 restricted shares of common stock to our Chief Executive Officer with a vesting date of May 26, 2022 for 125,000 such shares and May 26, 2023 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of the Company’s Common Stock at an exercise price per share equal to $2.99, the closing price of the Company’s Common Stock on May 26, 2021 and an option expiration date of May 25, 2031, with a vesting date of May 26, 2022 for 125,000 such option shares and May 26, 2023 for 125,000 such option shares. In May 2021, we also granted an aggregate of 26,000 restricted shares of common stock to our independent directors, and an aggregate of 67,744 restricted shares of common stock to employees and service providers. In February 2023, we awarded (1) 250,000 restricted shares of common stock to our Chief Executive Officer with a vesting date of February 21, 2024 for 125,000 such shares and February 21, 2025 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of the Company’s Common Stock at an exercise price per share equal to $2.85, the closing price of our common stock on February 21, 2023 and an option expiration date of February 21, 2033, with a vesting date of February 21, 2024 for 125,000 such option shares and February 21, 2025 for 125,000 such option shares. In February 2023, we also granted an aggregate of 27,000 restricted shares of common stock to our independent directors and an aggregate of 7,000 restricted shares of common stock to employees and service providers, 50% of which are scheduled to vest in February 2024 and 50% in February 2025. No equity awards were made for the years ended December 31, 2022 and 2020. As of April 4, 2023, awards with respect to an aggregate of 641,365 shares of our common stock had been granted under the 2015 Plan and awards with respect to 555,479 shares of our common stock were granted under our 2007 Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 21, 2023 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 21, 2023 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 38,486,181 shares of common stock outstanding as of April 21, 2023. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	7,105,453	18.5%
Glendon Capital Management L.P.(2)	5,906,056	15.3%
MSDC Management, L.P.(3)	3,516,652	9.1%
Redwood Capital Management, LLC(4)	2,116,109	5.5%
TowerView LLC(5)	2,000,000	5.2%

Executive Officers and Directors
Harry N. Vafias(1)(6)	8,774,243	22.8%
Michael G. Jolliffe	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (four persons)	8,934,009	22.8%

*	Less than 1%.
(1)

According to Amendment No. 2 to Schedule 13D jointly filed with the SEC on June 1, 2021 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares owned by Flawless Management Inc. and Harry N. Vafias.

(2)

According to Amendment No. 1 to Schedule 13G jointly filed by and on behalf of each of Glendon Capital Management L.P. on February 14, 2023, Brian Berman and Glendon Opportunities Fund, L.P. According to this filing, (a) pursuant to investment discretion delegated to him by Glendon Capital Management L.P.’s investment committee, Mr. Berman is deemed to have the power to vote and dispose of these shares and (b) Glendon Opportunities Fund, L.P. has beneficial ownership of 4,739,902 of these shares.

(3)

According to Amendment No. 4 to a Schedule 13G jointly filed by and on behalf of each of MSD Partners, L.P. (“MSD Partners”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 14, 2023, MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Credit Opportunity Master Fund, L.P. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

(4)

According to Amendment No. 4 to a Schedule 13G jointly filed by and on behalf of each Redwood Capital Management, LLC, Redwood Capital Management Holdings, LP, Double Twins K, LLC, Redwood Master Fund, Ltd. and Ruben Kliksberg, which may each be deemed to have shared voting power and joint dispositive power with respect to all such shares, on February 14, 2023.

(5)	According to a Schedule 13D filed by TowerView LLC and Daniel R. Tisch on December 6, 2022.
(6)

Includes 125,000 shares subject to vested stock options and 125,000 shares subject to stock options which are scheduled to vest on May 26, 2023. Excludes 125,000 shares subject to stock options which are scheduled to vest on February 21, 2024 and 125,000 shares subject to stock options which are scheduled to vest on February 21, 2025.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 21, 2023, we had approximately 20 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 29,940,041 shares of common stock representing approximately 77.8% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 29,939,835 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2020, 2021 and 2022, these crew management fees were $0.9 million, $0.9 million and $0.9 million, respectively. As of April 4, 2023, 32 vessels (including JVs) were being manned by Hellenic Manning Overseas Inc.

In the years ended December 31, 2022, 2021 and 2020, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For three LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime. Management fees for the years ended December 31, 2020, 2021 and 2022 were $5.6 million, $5.8 million and $5.2 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2020, 2021 and 2022 we paid $0.04 million, $0.12 million and $0.12 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2020, 2021 and 2022, total brokerage commissions of 1.25% amounted to $1.8 million, $1.9 million and $1.9 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses—related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2020 2021 and 2022, the amounts of $0.4 million, $0.3 million and nil, respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.

Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.

For the years ended December 31, 2020, 2021 and 2022, the amounts of $0.05 million, $0.08 million and $0.12 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net loss on sale of vessels”. For the years ended December 31, 2020, 2021 and 2022, commission expenses relating to vessels held for sale of nil, $0.1 million and $0.1 million, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2020, 2021 and 2022, such compensation was in the aggregate amount of $1.0 million, $1.0 million and $0.9 million, respectively.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2021 and at December 31, 2022 was a liability of nil and $2.5 million, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with entities that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to a liability of $1.1 million and nil, as of December 31, 2021 and 2022, respectively, represents revenues collected by us on behalf of these entities. For the entities under our second joint venture arrangement in which we own 51% equity interest the current account balance as of December 31, 2021 and 2022 was nil and nil, respectively.

On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000. We have also entered into an agreement with Brave Maritime for the supervision of the construction of the three 40,000 cbm newbuilding vessels for a fixed fee of $550,000 per vessel.

For the years ended December 31, 2020, 2021 and 2022, the supervision fees amounted to $0.2 million, $0.2 million and nil, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from Stealth Maritime. In the years ended December 31, 2020, 2021 and 2022, we made lease payments of $90,121 and $97,726 and $88,326, respectively. The lease rate for 2023 is €96,000 per year as per renewed contract effective from January 3, 2023.

Vessel Acquisitions

On June 5, 2020, we entered into memoranda of agreement with companies affiliated with members of the Vafias family for the acquisition of the vessels “Eco Alice” and “Eco Texiana” for $24.0 million and $19.5 million, respectively. We took delivery of these vessels on September 30, 2020 and June 19, 2020, respectively.

On May 18, 2021, we entered into an option agreement for $1.95 million with companies affiliated with members of the Vafias family for the acquisition of a 51% equity stake in one 40,000 cbm LPG vessel under construction with delivery in 2023. We subsequently exercised this option on August 21, 2021 and additionally paid $1.4 million for the acquisition of the 51% equity stake. This vessel is included in our JV agreement (and the remaining 49% equity stake is held by our joint venture partner).

In July 2022, we entered into an agreement with companies affiliated with members of the Vafias family for the acquisition of two 40,000 cbm newbuilding Medium Gas Carriers for $117 million. The vessels are under construction in Korea and are expected to be delivered in the fourth quarter of 2023 and first quarter of 2024, respectively.

JV Loan Guarantees

We have guaranteed to the respective lenders the performance of the loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2021 and 2022 amounted to $36.8 million and $31.3 million, respectively. With regards to the guarantee provided for the loan agreement entered into by one of these entities, the joint venture party owning 49% equity interest in this entity has provided to us a counter guarantee amounting to 49% of the outstanding loan balances of this entity. Total outstanding loan balances of this entity as of December 31, 2021 and 2022 amounted to $27.1 million and $22.9 million, respectively.

C. Interest of Experts and Counsel

Not applicable

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 19 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

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

Please refer to Note 17 “Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this report.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 43,527,248 shares were issued, including 5,325,247 shares repurchased by the Company and held as treasury stock, and 38,202,181 shares outstanding and fully paid as of December 31, 2022 and 5,325,247 shares repurchased by the Company and held as treasury stock, and 38,486,181 shares outstanding and fully paid as of April 21, 2023. All of our shares of stock are in registered form.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own common stock as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, regulated investment companies, real estate investment trusts, financial institutions or “financial services entities”, taxpayers who hold common shares as part of a straddle, hedge, conversion transaction or other integrated transaction, taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, taxpayers that own 10% or more, directly or constructively, of the common shares, certain expatriates or former long-term residents of the United States, taxpayers that are subject to the “base erosion and anti-avoidance” tax”, and United States Holders (as defined herein) whose functional currency is not the U.S. dollar. We have not sought, nor do we intend to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our common shares, in light of their particular circumstances.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 22.8% of our shares of common stock as of April 21, 2023, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

We do not believe that we were a PFIC for 2022. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2022. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2022 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2022, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2022 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2022, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC. We may elect to provide such information on our website.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2022 and 2023. The swap valuations in the table presented below are presented from the Company’s perspective.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2022 (in millions)	Notional Amount December 31, 2022 (in millions)	Estimated Notional Amount December 31, 2023 (in millions)
Swap 1	August 16, 2017	May 16, 2025	$16.0	2.12%	3 month U.S. dollar LIBOR	$0.5	$10.7	$9.6
Swap 2	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar LIBOR	$1.0	$23.3	$21.2
Swap 3	February 16, 2019	February 16, 2024	$14.5	2.89%	3 month U.S. dollar LIBOR	$0.3	$10.7	$9.6
Swap 4	January 21, 2021	January 21, 2028	$14.2	0.73%	3 month U.S. dollar LIBOR	$1.4	$11.8	$10.5
Swap 5	January 21, 2021	January 21, 2028	$14.2	0.73%	3 month U.S. dollar LIBOR	$1.4	$11.9	$10.5
Swap 6	January 21, 2021	January 21, 2028	$15.4	0.74%	3 month U.S. dollar LIBOR	$0.9	$7.2	$6.4
Swap 7	February 5, 2022	June 30, 2026	$28.1	1.49%	3 month U.S. dollar LIBOR	$1.7	$25.1	$21.3
Total						$7.2	$100.7	$89.3

As of December 31, 2022, total bank indebtedness of the Company was $279.0 million, of which $100.7 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2022, we paid fixed rates ranging from 2.89% to 0.73% and received floating rates based on LIBOR under our floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2022, and our interest swap arrangements as of December 31, 2022, a hypothetical one percentage point increase in relevant interest rates (three month U.S. dollar LIBOR) would have increased our interest expense, on an annualized basis, by approximately $2.0 million (2021: $2.4 million) for the year ended December 31, 2022. On March 30, 2023 we unwound the swaps identified in the above table as Swap 4 and Swap 6 as the indebtedness related to these swap was repaid.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 16.3% of our expenses in currencies other than U.S. dollars in 2022 (2021: 16.2%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 4, 2023 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 9 (Long -Term Debt) and Note 10 (Derivatives and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2022.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2022, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2022 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 27, 2023 expressed an unqualified opinion on those financial statements.

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

April 27, 2023

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2022.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an Independent Registered Public Accounting Firm, has audited our annual financial statements for fiscal years ended 2021 and 2022, acting as our independent auditor since our inception in 2004. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2021 and 2022 and breaks down these amounts by the category of service (in thousands):

	2022	2021
Audit fees	$326	$450
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$326	$450

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) audit services provided in 2021 in connection with the filing of the registration statement of Imperial Petroleum relating to the Tanker Spin-Off, issuance of consents and assistance with and review of documents filed with the SEC.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2022 and 2021.

(3) Tax Fees

Deloitte did not provide any tax services in 2022 and 2021.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2022 and 2021.

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

Item 16H.	Mine Safety Disclosures

Not Applicable

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities (7)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

4.4	Contribution Agreement with Imperial Petroleum Inc. (6)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.

(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.
(6)	Previously filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.
(7)	Previously filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.
By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 27, 2023

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31,
2022
, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may be no longer considered to be recoverable. Total vessels carrying value as of December 31, 2022 were $628.5 million. During the year ended December 31, 2022, the Company recognized an impairment loss of $
3.2
million relating to four LPG vessels.
If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessel’s current contracted charters, and an estimated daily time charter rate for the unchartered period using the most recent nine-year historical time charter average for the vessel class. These assumptions are based on historical trends that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.
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
April 27, 2023
Athens, Greece
We have served as the Company’s auditor since 2005.

StealthGas Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2021	December 31, 2022
Assets
Current assets
Cash and cash equivalents		31,304,151	55,770,823
Short-term investments		—	26,500,000
Receivables from related party	3	63,767	—
Trade and other receivables		2,117,636	4,630,536
Other current assets	14	298,984	270,514
Claims receivable		62,652	182,141
Inventories	4	2,772,532	3,064,011
Advances and prepayments		637,881	681,413
Restricted cash		2,198,775	2,519,601
Assets held for sale	6	12,250,000	11,107,182

Total current assets		51,706,378	104,726,221

Non current assets
Advances for vessels’ acquisitions	3,5	—	23,400,000
Operating lease right-of-use assets	18	104,168	—
Vessels, net	3,6	681,337,153	628,478,453
Other receivables		—	162,872
Restricted cash		12,197,611	10,864,520
Investments in joint ventures	7	53,323,032	46,632,720
Deferred finance charges		—	165,666
Fair value of derivatives	10	—	7,102,855

Total non current assets		746,961,964	716,807,086

Total assets		798,668,342	821,533,307

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	1,491,705	2,476,663
Trade accounts payable		8,592,124	11,838,243
Accrued and other liabilities	8	3,842,879	6,923,992
Operating lease liabilities	18	104,168	—
Deferred income		5,666,285	5,234,978
Current portion of long-term debt	9	31,836,619	30,083,806
Current portion of long-term debt associated with vessel held for sale	9	7,173,988	—

Total current liabilities		58,707,768	56,557,682

Non current liabilities
Fair value of derivatives	10	3,151,880	—
Deferred income .		76,949	21,451
Long-term debt	9	261,960,975	247,028,823

Total non current liabilities		265,189,804	247,050,274

Total liabilities		323,897,572	303,607,956

Commitments and contingencies	17
Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $ 0.01 per share, 100,000,000 common shares authorized, 43,527,428 shares issued and 38,202,181 shares outstanding at both December 31, 2021 and December 31, 2022 with a par value of $ 0.01 per share	11	435,274	435,274
Treasury stock, 5,325,247 at both December 31, 2021 and December 31, 2022 with a par value of $ 0.01 per share .	11	(25,373,380)	(25,373,380)
Additional paid-in capital .	11	443,009,334	443,620,122
Retained earnings		59,803,487	94,056,852
Accumulated other comprehensive (loss)/income		(3,103,945)	5,186,483

Total stockholders’ equity		474,770,770	517,925,351

Total liabilities and stockholders’ equity		798,668,342	821,533,307

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2021 and 2022
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2020	December 31, 2021	December 31, 2022
Revenues
Revenues		145,003,021	150,204,527	152,760,888

Total revenues	14	145,003,021	150,204,527	152,760,888

Expenses
Voyage expenses		12,259,795	20,342,186	20,306,407
Voyage expenses – related party	3	1,799,209	1,867,100	1,871,071
Charter hire expenses	18	318,606	—	—
Vessels’ operating expenses	15	52,344,721	60,443,813	53,909,328
Vessels’ operating expenses – related party	3,15	950,500	1,065,750	1,035,450
Dry-docking costs		3,640,327	5,285,490	2,954,575
Management fees – related party	3	5,599,351	5,831,900	5,242,990
General and administrative expenses (including $1,084,961, $1,126,112 , and $1,012,829 to related party)	3	2,301,308	4,337,013	3,404,141
Depreciation	6	37,455,093	37,125,903	27,814,901
Impairment loss	3,6,10	3,857,307	44,616,214	3,167,034
Net loss on sale of vessels	3,6	1,134,854	304,210	408,637

Total expenses		121,661,071	181,219,579	120,114,534

Income/(Loss) from operations		23,341,950	(31,015,052)	32,646,354

Other (expenses)/income
Interest and finance costs		(14,129,893)	(12,678,101)	(12,076,300)
(Loss)/ gain on derivatives	10	(50,976)	240,153	1,698,462
Interest income		167,794	26,379	1,098,789
Foreign exchange (loss)/gain		(54,374)	(23,288)	23,373

Other expenses, net		(14,067,449)	(12,434,857)	(9,255,676)

Income/(Loss) before equity in earnings of investees		9,274,501	(43,449,909)	23,390,678
Equity earnings in joint ventures	7	2,709,984	8,326,701	10,862,687

Net Income/(Loss)		11,984,485	(35,123,208)	34,253,365

Earnings/(Loss) per share
Basic and diluted	13	0.31	(0.93)	0.90

Weighted average number of shares
Basic		38,357,893	37,858,437	37,961,560

Diluted		38,357,893	37,858,437	37,961,673

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Comprehensive Income/ (Loss)
For the Years Ended December 31, 2020, 2021 and 2022
(Expressed in United States Dollars)

	Note	December 31, 2020	December 31, 2021	December 31, 2022
Net income/(loss)		11,984,485	(35,123,208)	34,253,365

Other comprehensive (loss)/income
Unrealized (loss)/income on cash flow hedges	10	(2,693,780)	1,848,878	8,290,428

Total other comprehensive (loss)/income		(2,693,780)	1,848,878	8,290,428

Total comprehensive income/(loss)		9,290,705	(33,274,330)	42,543,793

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2020, 2021 and 2022
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock		Additional Paid-in Capital (Note 11)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income (Note 10)	Total
	Number of Shares (Note 11)	Amount (Note 11)	Number of Shares (Note 11)	Amount (Note 11)
Balance, January 1, 2020	44,549,729	445,496	(4,965,455)	(24,361,145)	502,419,122	82,942,210	(2,259,043)	559,186,640

Stock repurchase	—	—	(359,792)	(1,012,235)	—	—	—	(1,012,235)
Stock repurchase and cancellation	(1,366,045)	(13,660)	—	—	(2,855,035)	—	—	(2,868,695)
Comprehensive income for the year	—	—	—	—	—	11,984,485	(2,693,780)	9,290,705

Balance, December 31, 2020	43,183,684	431,836	(5,325,247)	(25,373,380)	499,564,087	94,926,695	(4,952,823)	564,596,415

Issuance of restricted shares and stock based compensation	343,744	3,438	—	—	607,350	—	—	610,788
Distribution of net assets of Imperial Petroleum Inc. to stockholders (Note 1)	—	—	—	—	(57,162,103)	—	—	(57,162,103)
Comprehensive loss for the year	—	—	—	—	—	(35,123,208)	1,848,878	(33,274,330)

Balance, December 31, 2021	43,527,428	435,274	(5,325,247)	(25,373,380)	443,009,334	59,803,487	(3,103,945)	474,770,770

Stock based compensation	—	—	—	—	610,788	—	—	610,788
Comprehensive income for the year	—	—	—	—	—	34,253,365	8,290,428	42,543,793

Balance, December 31, 2022	43,527,428	435,274	(5,325,247)	(25,373,380)	443,620,122	94,056,852	5,186,483	517,925,351

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc
.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2021 and 2022
(Expressed in United States Dollars)

	December 31, 2020	December 31, 2021	December 31, 2022
Cash flows from operating activities
Net income/(loss) for the year	11,984,485	(35,123,208)	34,253,365
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	37,455,093	37,125,903	27,814,901
Amortization of deferred finance charges	698,364	1,157,804	855,472
Amortization of operating lease right-of-use assets	473,132	89,638	104,168
Share based compensation	—	610,788	610,788
Change in fair value of derivatives	(38,561)	(240,153)	(1,964,307)
Equity earnings in joint ventures	(2,709,984)	(8,326,701)	(10,862,687)
Dividends received from joint ventures	—	—	9,486,900
Impairment loss	3,857,307	44,616,214	3,167,034
Net loss on sale of vessels	1,134,854	304,210	408,637
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	874,825	(977,005)	(2,675,772)
Other current assets	(191,362)	10,624	28,470
Claims receivable	193,670	57,895	(500,249)
Inventories	(1,239,395)	644,079	(819,065)
Changes in operating lease liabilities	(473,132)	(89,638)	(104,168)
Advances and prepayments	(32,444)	(100,482)	(43,532)
Increase/(decrease) in
Balances with related parties	1,617,032	(3,231,923)	2,185,408
Trade accounts payable	761,193	262,569	3,328,208
Accrued liabilities	(2,403,644)	557,086	1,775,447
Deferred income	151,663	3,690,981	(486,805)

Net cash provided by operating activities	52,113,096	41,038,681	66,562,213

Cash flows from investing activities
Insurance proceeds	—	—	380,760
Vessels’ acquisitions, advances for vessels under construction and improvement of vessels	(48,121,422)	(25,224,746)	(24,230,937)
Proceeds from sale of vessels, net	5,264,768	7,795,790	25,027,379
Increase in short-term investments	—	—	(26,500,000)
Investment in joint ventures	(41,998,500)	(3,348,675)	—
Return of investments from joint ventures	26,781,000	1,530,000	8,066,100
Advances to joint ventures	(29,245)	—	—
Advances from joint ventures	29,245	—	—

Net cash used in investing activities	(58,074,154)	(19,247,631)	(17,256,698)

Cash flows from financing activities
Stock repurchase	(3,880,930)	—	—
Deferred finance charges paid	(538,004)	(1,463,766)	(534,600)
Advances from joint ventures	1,841,380	—	4,428,713
Advances to joint ventures	(5,841,672)	—	(5,565,396)
Customer deposits paid	—	(600,000)	—
Loan repayments	(41,804,846)	(173,012,428)	(83,579,825)
Proceeds from long-term debt	27,105,000	150,650,000	59,400,000
Cash retained by Imperial at spin-off	—	(4,704,521)	—

Net cash used in financing activities	(23,119,072)	(29,130,715)	(25,851,108)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(29,080,130)	(7,339,665)	23,454,407
Cash and cash equivalents and restricted cash at beginning of year	82,120,332	53,040,202	45,700,537

Cash and cash equivalents and restricted cash at end of year	53,040,202	45,700,537	69,154,944

Cash breakdown
Cash and cash equivalents	38,242,411	31,304,151	55,770,823
Restricted cash, current	1,308,971	2,198,775	2,519,601
Restricted cash, non-current	13,488,820	12,197,611	10,864,520

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	53,040,202	45,700,537	69,154,944

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	12,905,065	8,607,590	9,760,448
Non cash investing activity – Vessels	387,220	217,570	135,481
Non cash financing activity – Deferred finance charges	32,464	—	165,666
Distribution of net assets of Imperial Petroleum Inc. to stockholders (Note 1)	—	57,162,103	—

The accompanying notes are an integral part of these consolidated financial statements

F-
8

StealthGas Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2022 owned a fleet of thirty four liquefied petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
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
During 2020, 2021 and 2022, the following charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2020	2021	2022
A	15%	—	—
B	10%	—	—
C	—	—	16%
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
Short-term Investments:
 Time deposits held with banks with original maturities longer than three months are classified and presented as Short-term investments. In the event remaining maturities are shorter than 12 months, such deposits are classified as current assets; if original maturities are longer than 12 months, such deposits are classified as non-current
assets.
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
Vessels, net:
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
Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates. An impairment loss was identified and recorded for the years ended December 31, 2020, 2021 and 2022 (Note 6).
Vessels’ Depreciation:
The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years from the date of their construction.
Assets Held for Sale:
The Company classifies vessels, along with associated assets and liabilities, as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC
360-10,
a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell (Note 6).
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
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risk and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases, because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time and bareboat charter agreements, all voyages expenses, except commissions are assumed by the charterer, while under bareboat charter agreements, the charterer also assumes responsibility for all vessel operating expenses, dry-docking
expenses and risk of operation.
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
Equity Compensation Plan:
Share-based compensation includes vested and
non-vested
shares and share options granted to employees of the Company, to employees of the Manager and to non-employee
directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the closing price of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested
shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value of share option grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 12).
Earnings/(Loss) per Share:
Basic earnings per share are computed under the
two-class
method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive (Note 13).
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
The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive (loss)/income” in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of “(Loss)/Gain on derivatives”.
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
The Company elected the practical expedient of ASC 842 that allowed for time charter-in
contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use
assets and lease liabilities recognized in
the
consolidated balance sheet. The Company recognized the operating lease right-of-use
assets and the corresponding lease liabilities in the consolidated balance sheet for time charter-in
contracts and the agreement to lease office space with a lease term of more than one year at the commencement of the lease. The Company continued to recognize the lease payments for all vessel operating and office leases as charter hire expenses and general and administrative expenses, respectively, in the consolidated statements of operations on a straight-line basis over the lease term.
Recent Accounting Pronouncements:
Accounting Standards Update (“ASU”) No.
2022-06—Reference
Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. In 2020, the Board issued the ASU
No. 2020-04,
Reference Rate Reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update
2020-04
was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022, 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1, 3, 6, and
12-month
tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The amendments in this Update apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this Update are effective for all entities upon issuance of this Update. The Company is currently evaluating the impact of this adoption in its consolidated financial statements and related disclosures.
3. Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (except for four vessels for which a fixed daily fee of $280 was charged by the Manager as part of the services are
provided by a third party manager) or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to
a
 ship-management company, Brave Maritime Corp. Inc. (“Brave
”), which is affiliated with members of the family of the Company’s Chief Executive Officer
. This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager provides crew management services to the Company’s vessels (except for four vessels managed by a third party manager). These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel (the “Crew management fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to
1
% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) and the assets
held for sale (“Commissions –
assets
held for sale”) are included in the consolidated statement of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Chief Technical Officer (the “Executive compensation”).
The current account balance with the Manager at December 31, 2021 and at December 31, 2022 was a receivable of $63,767 and a liability of
$
2,476,663, respectively. The balance mainly represents payments made by the Manager on behalf of the ship-owning companies, net of cash advances provided to the Manager.
The current account balance with Imperial at December 31, 2021 was a payable of $355,023 (2022:nil) and mainly represented revenues collected by the Company on behalf of Imperial and its subsidiaries. Imperial and the Company have common management.
Furthermore, the current account balance with entities that the Company owns 50.1% equity interests (Note 7) amounted to a liability of $1,136,682 and nil as of December 31, 2021 and 2022, respectively. The liability mainly represented revenues collected by the Company on behalf of these entities.
The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”).
On April 1, 2020, the Company entered into a supervision agreement with Brave for the supervision of the construction of the vessel “Eco Blizzard” for a fixed fee of Euro 390,000 (the “Supervision fees”). This vessel was delivered to the Company on February 5, 2021.
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2020	2021	2022
Management fees	Management fees – related party	5,599,351	5,831,900	5,242,990
Brokerage commissions	Voyage expenses – related party	1,799,209	1,867,100	1,871,071
Superintendent fees	Vessels’ operating expenses – related party	38,000	117,000	120,000
Crew management fees	Vessels’ operating expenses – related party	912,500	948,750	915,450
Commissions – vessels sold	Net loss on sale of vessels	54,000	81,000	120,250
Commissions – assets held for sale	Impairment loss	—	125,000	108,000
Executive compensation	General and administrative expenses	994,840	1,028,386	924,503
Rental expense	General and administrative expenses	90,121	97,726	88,326

		December 31,
	Location in balance sheet	2021	2022
Commissions – vessels purchased	Vessels, net	289,347	—
Supervision fees	Advances for vessel under construction/Vessels, net	236,521	—
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

On May 18, 2021, the Company entered into an agreement with Brave for the acquisition of a call option to acquire
51
% interests in Gas Enterprises International Inc. with an exercise price of $
1,398,675
. The Company paid to Brave an option premium of $
1,950,000
. Gas Enterprises International Inc. currently has an LPG vessel under construction. The option was exercised and Gas
Enterprises International Inc. was contributed by its owners to MGC Agressive Holdings Inc. (Note 7).
During July 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two vessels that are currently under construction for a total cost of $117 million. Advances paid for the acquisition of these vessels amounted to $23,400,000 as of December 31, 2022 (Note 5).
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2021	2022
Bunkers	1,120,372	1,386,265
Lubricants	1,652,160	1,677,746

Total	2,772,532	3,064,011

5. Advances for Vessel Under Construction and Acquisitions
For the years ended December 31, 2021 and 2022, the movement of the account, advances for vessel under construction and acquisitions was as follows:

Balance, December 31, 2020	6,539,115
Advance for vessel under construction	23,152,125
Supervision fees (Note 3)	236,521
Commissions—vessels purchased (Note 3)	289,347
Capitalized interest	20,060
Other capitalized expenses	129,729
Transfer to Vessels, net (Note 6)	(30,366,897)
Balance, December 31, 2021	—
Advances for vessels acquisitions (Note 3)	23,400,000
Balance, December 31, 2022	23,400,000
On February 5, 2021, the Company took delivery of the vessel “Eco Blizzard” following the payment of the delivery installment to the shipbuilder amounting to $23,152,125.

F-1
7

6. Vessels, net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	1,111,484,926	(279,149,867)	832,335,059
Transfer from Advances for vessel under construction and acquisitions (Note 5)	30,366,897	—	30,366,897
Other additions	1,227,314	—	1,227,314
Impairment loss	(169,553,060)	124,936,846	(44,616,214)
Disposals	(8,100,000)	—	(8,100,000)
Transfer to Vessel held for sale	(12,250,000)	—	(12,250,000)
Spin-off of tankers (Note 1)	(80,500,000)	—	(80,500,000)
Depreciation for the year	—	(37,125,903)	(37,125,903)

Balance, December 31, 2021	872,676,077	(191,338,924)	681,337,153

Additions	748,848	—	748,848
Impairment loss	(22,779,899)	19,612,865	(3,167,034)
Disposals	(12,046,017)	—	(12,046,017)
Transfer to Assets held for sale	(10,579,596)	—	(10,579,596)
Depreciation for the year	—	(27,814,901)	(27,814,901)

Balance, December 31, 2022	828,019,413	(199,540,960)	628,478,453

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

On May 31, 2021, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Loyalty” to an unaffiliated third party for a total of $
12,500,000
. The vessel was classified as vessels held for sale as of June 30, 2021 and was recorded at its selling price of $
12,500,000
less estimated selling expenses of $
250,000
. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2021 amounted to $
1,125,243
. The Company decided to dispose the vessel “Eco Loyalty” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on February 22, 2022. The Company realized an aggregate gain from the sale of this vessel of $
27,496
which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2022.
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
On February 14, 2022, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Inspiration” to an unaffiliated third party for $9,650,000. The vessel was delivered to her new owners on March 22, 2022. The Company disposed the vessel “Gas Inspiration” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $345,278 which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2022.
As of March 31, 2022, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of one vessel and therefore the Company identified and recorded an impairment loss of $529,532 which is presented under the caption “Impairment loss” in the consolidated statements of operations.
On April 19, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Monarch” to an unaffiliated third party for $2,375,000. The vessel was delivered to her new owners on May 23, 2022. The Company disposed the vessel “Gas Monarch” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $90,855 which is included in the Company’s consolidated statement of operations under the caption “Net loss on sale of vessels” for the year ended December 31, 2022.
On November 24, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Prodigy” to an unaffiliated third party for $5,100,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,100,000 less estimated selling expenses of $
170,093
. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2022 amounted to $
2,026,333
. The Company decided to dispose the vessel “Gas Prodigy” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 4, 2023.
On December 15, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Spirit” to an unaffiliated third party for $5,700,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,700,000 less estimated selling expenses of $50,311. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2022 amounted to $565,591.
An amount of $1,140,000 in connection with sale was collected in December 2022 and is included under the caption “Accrued and other liabilities” in the consolidated balance sheet as of December 31, 2022.
The Company decided to dispose the vessel “Gas Spirit” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 19, 2023.
On February 13, 2023, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Galaxy” to an unaffiliated third party for $2,100,000. The vessel was delivered to her new owners on March 22, 2023. The Company disposed the vessel “Gas Galaxy” as the agreed selling price was a suitable opportunity for the Company. This vessel had a net book value, after impairment amounting to $45,578, of $2,100,000 as of December 31, 2022. The vessel was delivered to her new owners on April 4, 2023.
As of December 31, 2022, two vessels, together with their inventories on board amounting to $527,586, were classified as assets held for sale in the accompanying consolidated balance sheet.
As of December 31, 2022, 28 vessels with a carrying value of $587,404,711 (2021: 30 vessels with a carrying value of $629,691,705) have been mortgaged as collateral as security to the Company’s bank loans (Note 9).
7. Investments in joint ventures
Details of each of the Company’s joint ventures at December 31, 2021 and 2022 are as follows:

		Proportion of ownership interest held by the Company
Name of joint venture	Principal activity	December 31, 2021	December 31, 2022
Spacegas Inc.	Ownership and operation of the vessel “Gas Defiance”	50.1%	50.1%
Financial Power Inc.	Ownership and operation of the vessel “Gas Shuriken”	50.1%	50.1%
Cannes View Inc	Ownership and operation of the vessel “Gas Haralambos”	50.1%	50.1%
Colorado Oil and Gas Inc.	Ownership and operation of the vessel “Eco Lucidity”	50.1%	50.1%
Frost Investments Corp. Inc.	Ownership and operation of the vessel “Eco Nebula”*	50.1%	50.1%
MGC Agressive Holdings Inc.	Ownership and operation of the vessels “Gaschem Hamburg”**, “Eco Evoluzione”*** and “Gaschem Bremen” and one LPG vessel under construction	51.0%	51.0%

*	The vessel “Eco Nebula” was sold to an unrelated party on August 9, 2022
**	The vessel “Gaschem Hamburg” was sold to an unrelated party on May 10, 2021
***	The vessel Eco Evoluzione was sold to an unrelated party on March 29, 2023

The Company’s exposure is limited to its share of the net assets of Spacegas Inc., Financial Power Inc., Cannes View Inc., Colorado Oil and Gas Inc., Frost Investments Corp. Inc. and MGC Agressive Holdings Inc. (collectively “the joint venture entities”) proportionate to its equity interest in these companies and to any losses that may arise in connection with the loan agreements guaranteed by the Company (Note 17). The Company shares the profits and losses, cash flows and other matters relating to its investments in the joint venture entities in accordance with its ownership percentage. The Company accounts for investments in joint ventures using the equity method since it has joint control over the joint venture entities. The Company does not consolidate the joint venture entities because it does not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require consent from each joint venture investor.
Below is a table of equity investment activity:

	Year Ended December 31,
	2021	2022
Beginning balance	$43,177,656	$53,323,032
New investments (Note 3)	3,348,675	—
Dividends received	(1,530,000)	(17,552,999)
Equity earnings	8,326,701	10,862,687

Investments in joint ventures	$53,323,032	$46,632,720
As of December 31, 2021 and
2022
, the carrying value of the Company’s equity method investments was $1.95 million higher than its interest in the investee’s underlying net assets. This basis difference relates to a vessel under construction and will be amortized over the vessel’s useful life.

A condensed summary of the financial information for equity accounted investments partially owned by the Company shown on a
100
% basis is as follows:

	December 31, 2021
	Spacegas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc.	Frost Investments Corp. Inc.	MGC Agressive Holdings Inc.
Current assets	2,347,954	3,112,192	1,630,592	1,017,765	13,208,202	23,228,225
Non-current assets	11,900,116	11,924,795	13,071,670	11,870,528	18,532,414	56,221,031
Current liabilities	1,426,492	1,506,835	1,687,929	3,231,113	2,247,545	5,357,705
Long-term liabilities	4,178,256	4,178,256	6,307,812	5,519,327	8,008,092	22,799,849
Revenues	3,023,283	3,464,824	4,227,682	3,154,728	7,162,657	17,468,871
Operating income/(loss)	26,559	893,121	396,337	(216,091)	3,509,152	13,857,864
Net income/(loss)	(105,179)	762,975	128,636	(466,393)	3,148,404	12,918,760
Net assets	8,643,322	9,351,896	6,706,521	4,137,853	21,484,979	51,291,702
Company’s share in net assets (%)	50.1%	50.1%	50.1%	50.1%	50.1%	51%
Company’s share in net assets	4,330,304	4,685,300	3,359,967	2,073,064	10,763,974	26,158,768

F-2
1

	December 31, 2022
	Spacegas Inc.	Financial Power Inc.	Cannes View Inc.	Colorado Oil and Gas Inc.	Frost Investments Corp. Inc.	MGC Agressive Holdings Inc.
Current assets	2,323,787	3,308,976	2,294,202	579,177	516,819	21,603,351
Non-current assets	11,241,184	11,273,982	12,341,369	11,405,265	—	60,172,554
Current liabilities	4,652,305	4,645,584	1,807,403	2,745,605	372,861	5,547,238
Long-term liabilities	—	—	5,563,887	4,868,390	—	18,704,581
Revenues .	4,049,999	3,283,046	3,986,715	2,998,258	4,938,210	17,283,019
Operating income/(loss)	456,263	766,281	906,716	540,162	11,921,775	8,843,867
Net income/(loss)	269,340	585,475	557,760	232,593	11,658,979	8,230,018
Net assets	8,912,666	9,937,374	7,264,281	4,370,447	143,958	57,524,086
Company’s share in net assets (%)	50.1%	50.1%	50.1%	50.1%	50.1%	51%
Company’s share in net assets	4,465,246	4,978,624	3,639,405	2,189,594	72,123	29,337,284
8. Accrued and Other Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2021	2022
Interest on long-term debt	1,883,321	3,540,755
Administrative expenses	210,930	177,551
Vessel operating and voyage expenses	1,748,628	2,065,686
Proceeds from sale of vessel collected in advance	—	1,140,000

Total	3,842,879	6,923,992

9. Long-term Debt

Term Loans
Issue Date/ Refinancing Date	Maturity Date	Drawn Amount	December 31, 2021	December 31, 2022
July 2019	January 2022	22,230,000	15,084,643	—
March 2019	March 2022	25,458,432	3,039,647	—
January 2021	January 2026	50,225,000	22,675,000	19,645,000
December 2018	January 2022	9,480,000	7,080,000	—
January 2021	January 2028	43,800,000	40,731,975	30,893,547
July 2014	January 2022	25,350,000	12,146,875	—
May 2016	December 2025	65,650,000	48,739,300	44,635,980
March 2017	April 2026	70,787,500	52,456,243	47,399,991
June 2020	January 2022	11,505,000	10,354,500	—
April 2020	February 2027	34,450,000	32,797,915	30,884,026
August 2021	August 2026	60,000,000	58,060,931	50,304,660
December 2021	January 2028	59,400,000	—	55,224,000

Total			303,167,029	278,987,204

Current portion of long-term debt			32,464,732	30,666,756
Current portion of long-term debt associated with vessel held for sale			7,173,988	—
Long-term debt			263,528,309	248,320,448

Total debt			303,167,029	278,987,204

Term Loans
Issue Date/ Refinancing Date	Maturity Date	Drawn Amount	December 31, 2021	December 31, 2022
Current portion of deferred finance charges			628,113	582,950
Deferred finance charges non-current			1,567,334	1,291,625

Total deferred finance charges			2,195,447	1,874,575

Total debt			303,167,029	278,987,204
Less: Total deferred finance charges			2,195,447	1,874,575

Total debt, net of deferred finance charges			300,971,582	277,112,629

Less: Current portion of long-term debt, net of current portion of deferred finance charges			31,836,619	30,083,806
Less: Current portion of long-term debt, associated with vessel held for sale			7,173,988	—

Long-term debt			261,960,975	247,028,823

In December 2021, the Company entered into a term loan with a bank to refinance the existing term loans dated July 2014, December 2018, July 2019 and June 2020. Outstanding balance of these loans as of December 31, 2021 amounted to $44,666,018. The new term loan amounts to $59,400,000, was drawn in three tranches during January 2022 and carries interest at LIBOR plus a margin. Each tranche is repayable in 24 equal quarterly installments and a balloon payment payable together with the last installment in January 2028.
Obligations with a maturity of less than one year relating to the previous loans amounting to $2,679,214, had been presented as long-term as of December 31, 2021 in accordance with US GAAP as the Company refinanced these obligations on a long-term basis through the term loan that the Company entered in December 2021 discussed above.
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

•
the Company should maintain on a monthly basis a cash balance amounting to $2,519,601 representing a proportionate amount of the next instalment and relevant interest plus a minimum aggregate cash balance amounting to $10,864,520 in the earnings accounts with the relevant banks,

•	dividends paid by the borrower will not exceed 50 % of the Company’s free cash flow in any rolling 12 month period.

F-2
3

The interest rates on the outstanding loans as of December 31, 2022 are based on a
LIBOR
plus a margin which varies from 1.85% to 2.20%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:
Year ended December 31, 2020:
3.58
%
Year ended December 31, 2021: 2.88%
Year ended December 31, 2022: 4.20%
Bank loan interest expense for the above loans for the years ended December 31, 2020, 2021 and 2022 amounted to $12,116,941, $8,684,097 and $11,446,312, respectively. Of these amounts, for the years ended December 31, 2020, 2021 and 2022, the amounts of $168,344, $20,060 and nil, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2020, 2021 and 2022, the amortization of deferred financing charges amounted to $698,364, $1,157,804 and $855,472, respectively, and is included in interest and finance costs in the consolidated statements of operations.
At December 31, 2022, the Company was in compliance with all of its debt financial covenants.
The annual principal payments to be made, for the abovementioned loans, after December 31, 2022, are as follows:

December 31,	Amount

2023	30,666,756
2024	30,666,756
2025	62,992,776
2026	91,782,983
2027	21,845,483
Thereafter	41,032,450

Total	278,987,204

10. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure.
The
interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to seven floating-to-fixed
interest rate swaps with various major financial institutions at December 31, 2022 (2021: six swaps) covering notional amounts aggregating to $
108,426,389
at December 31, 2022 (2021: $
89,472,475)
pursuant to which it pays fixed rates and receives floating rates based on the London Interbank Offered Rate (“LIBOR”). These agreements contain no leverage features. As of December 31, 2022 six derivative contracts (2021: six contracts) qualify for hedge accounting since their inception.

The
following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2021 and 2022.

	Effective date	Termination date	Fixed Rate (Company pays)	Floating Rate (Company receives)	Fair Value Asset/ (Liability) December 31, 2021	Notional Amount December 31, 2021	Fair Value Asset/ (Liability) December 31, 2022	Notional Amount December 31, 2022
Swap 1	August 16, 2017	May 16, 2025	2.12%	3-month U.S. dollar LIBOR	$(358,988)	$11,680,250	$536,901	$10,664,750
Swap 2	April 10, 2018	December 11, 2025	2.74%	3-month U.S. dollar LIBOR	$(1,398,025)	$25,380,000	$955,139	$23,308,000
Swap 3	February 16, 2019	February 16, 2024	2.89%	3-month U.S. dollar LIBOR	$(486,439)	$11,680,250	$256,813	$10,664,750
Swap 4	January 21, 2021	January 21, 2028	0.73%	3-month U.S. dollar LIBOR	$(293,862)	$13,210,750	$1,398,984	$11,866,750
Swap 5	January 21, 2021	January 21, 2028	0.73%	3-month U.S. dollar LIBOR	$(292,709)	$13,173,250	$1,393,330	$11,829,250
Swap 6	January 21, 2021	January 21, 2028	0.74%	3-month U.S. dollar LIBOR	$(321,857)	$14,347,975	$864,286	$7,197,547
Swap 7	February 5, 2022	June 30, 2026	1.49%	3-month U.S. dollar LIBOR	—	—	$1,697,402	$25,152,330
Total					$(3,151,880)	$89,472,475	$7,102,855	$100,683,377
The following tables present information on the location and amounts of derivatives
’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive (loss)/income.
Tabular disclosure of financial instruments is as follows:

		December 31,
		2021		2022
Derivatives designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	—	—	5,405,453	—
Interest Rate Swap Agreements	Non current liabilities — Fair value of derivatives	—	3,151,880	—	—

Total derivatives designated as hedging instruments		—	3,151,880	5,405,453	—

		December 31,
		2021		2022
Derivatives not designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	—	—	1,697,402	—

Total derivatives not designated as hedging instruments		—	—	1,697,402	—

F-2
5

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Location of Gain/(Loss)	Year Ended December 31,
Derivatives not designated as hedging instruments	Recognized	2020	2021	2022
Interest Rate Swap — Reclassification from OCI	(Loss)/gain on derivatives	60,954	265,610	—
Interest Rate Swap — Change in Fair Value	(Loss)/gain on derivatives	7,186	—	1,697,401
Interest Rate Swap — Realized (expense)/income	(Loss)/gain on derivatives	(119,116)	(25,457)	1,061

Total loss/(gain) on derivatives		(50,976)	240,153	1,698,462

	Location of (Loss)/Gain	Year Ended December 31,
Derivatives designated as hedging instruments	Recognized	2020	2021	2022
Interest Rate Swap — Realized expense	Interest and finance costs	(1,190,400)	(2,183,187)	(126,241)

Total loss on derivatives		(1,190,400)	(2,183,187)	(126,241)

The components of accumulated other comprehensive (loss)/income included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges relating to the Company’s interest rate swap contracts and are analyzed as follows:

Unrealized (Loss)/ Income on cash flow hedges

Balance, January 1, 2020	(2,259,043)
Other comprehensive loss before reclassifications	(3,823,226)

Amounts reclassified from accumulated other comprehensive loss relating to qualifying hedges	1,190,400
Other reclassification adjustments	(60,954)

Balance, December 31, 2020	(4,952,823)

Other comprehensive loss before reclassifications	(68,699)
Amounts reclassified from accumulated other comprehensive loss relating to qualifying hedges	2,183,187
Other reclassification adjustments	(265,610)

Balance, December 31, 2021	(3,103,945)

Other comprehensive income before reclassifications	8,164,187
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	126,241

Balance, December 31, 2022	5,186,483

Fair Value of Financial Instruments and Concentration of Credit Risk
: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, short-term investments and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance
by its counterparties to derivative instruments; however,

F-2
6

the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, short-term investments, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents, short-term investments and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.
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
The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2021:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(3,151,880)	—	(3,151,880)	—

Total	(3,151,880)	—	(3,151,880)	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2022:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest Rate Swap Agreements	7,102,855	—	7,102,855	—

Total	7,102,855	—	7,102,855	—

The

following tables present the fair values for assets measured on a non-recurring
basis categorized into a Level based upon the lowest level of significant input to the valuations:

		Fair Value Measurements Using
Description	Fair Value as of June 30, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	12,500,000	—	12,500,000	—	(1,125,243)
Long-lived assets held and used	3,250,000	—	3,250,000	—	(49,977)

Total	15,750,000	—	15,750,000	—	(1,175,220)
The vessel Eco Loyalty was recorded at its fair value less costs to sell of $12,250,000 as of June 30, 2021 following the memorandum of agreement for the disposal of this vessel in May 2021. Fair value amounted to $12,500,000 and estimated costs to sell amounted to $250,000. Fair value was determined based on the transaction price, as the sale price was agreed with an unaffiliated third party. The vessel was still classified as held for sale as of December 31, 2021.
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

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	12,650,000	—	12,650,000	—	(1,333,950)

Total	12,650,000	—	12,650,000	—	(1,333,950)
As a result of the impairment analysis performed as of December 31, 2021, two of the Company’s vessels (held and used), including the vessel Gas Monarch discussed above, were written down to their estimated fair value as determined by the Company based on the recent transaction price as well as vessel valuations, obtained from independent third party shipbrokers, which are mainly based on recent sales and purchase transactions of similar vessels, resulting in an impairment charge of $1,333,950.

		Fair Value Measurements Using
Description	Fair Value as of March 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held and used	2,375,000	—	2,375,000	—	(529,532)

Total	2,375,000	—	2,375,000	—	(529,532)

As

a result of the impairment analysis performed as of March 31, 2022, the vessel Gas Monarch (held and used) was written down to its estimated fair value as determined by the Company based on the recent transaction price, resulting in an impairment charge of $
529,532
. This vessel was sold on May 23, 2022 (Note 6).

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	10,800,000	—	10,800,000	—	(2,591,924)

Long-lived assets held and used	2,100,000		2,100,000		(45,578)

Total	12,900,000	—	12,900,000	—	(2,637,502)
The vessels Gas Prodigy and Gas Spirit were classified as held for sale as of December 31, 2022 (Note 6) and were recognized at their fair value of $10,800,000 less costs to sell of $220,404. The fair value was determined based on the transaction price, as the sale price was agreed with unaffiliated third parties. Furthermore, as a result of the impairment analysis performed as of December 31, 2022, the vessel Gas Galaxy (held and used) was written down to its estimated fair value as determined by the Company based on the recent transaction price, resulting in an impairment charge of $45,578 (Note 6).
11. Capital Stock, Treasury Stock and Additional
Paid-in
Capital
The amounts shown in the accompanying consolidated balance sheets as additional paid-in
capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.
On May 23, 2019, the Company’s Board of Directors approved the extension of the existing stock repurchase plan for an additional amount of $10,000,000 to be used for repurchasing the Company’s common shares. . For
the year ended December 31, 2020, the Company completed the repurchase of 359,792 shares paying an average price per share of $2.81. These shares are held as treasury stock by the Company.
On
March 31, 2020, the Company announced the commencement of a tender offer to purchase up to 4,761,904 shares using funds available from cash and cash equivalents at a price of $2.10 per share. This tender offer expired on April 28, 2020 and 1,366,045 shares were repurchased. Shares repurchased were cancelled.
For the years ended December 31, 2021 and 2022, the Company did not make any repurchase of its common shares.
12. Equity Compensation Plan
In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2022, a total of 555,479 restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and 608,365 restricted shares and options to purchase 250,000 common shares have been granted under the
Plan.

Restricted shares
On May 26, 2021, the Company granted 343,744 of
non-vested
restricted shares under the Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.99 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on May 26, 2022 and the remaining 50% vest on May 26, 2023.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2020, 2021 and 2022.
The stock based compensation expense for the vested and
non-vested
shares for the years ended December 31, 2020, 2021 and 2022 amounted to nil, $462,508 and $462,508, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
No
non-vested
shares existed as of December 31, 2020. A summary of the status of the Company’s non-vested
restricted shares as of December 31, 2021 and 2022, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2021	—	—
Granted	343,744	2.99

Non-vested, December 31, 2021	343,744	2.99

Vested	171,872	2.99

Non-vested, December 31, 2022	171,872	2.99

The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was nil, nil and $465,773, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost relating to the shares granted amounting to $102,779 as of December 31, 2022, is expected to be recognized over the remaining period of 0.4 years, according to the contractual terms of those non-vested
share awards.
Options to purchase common shares
On May 26, 2021, the Company granted options to acquire up to 250,000 shares of common stock under the Plan to the Company’s CEO. 50% of these options vested on May 26, 2022 and the remaining 50% vest on May 26, 2023. These options expire on May 25, 2031. The fair value of each option granted was $1.32. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 46.75%; expected term of 5.75 years; risk-free interest rate of 0.96%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.

The
Company had no stock option activity during the year ended December 31, 2020. A summary of the Company’s non-vested
stock option activity and related information for the years ended December 31, 2021 and 2022, is as follows:

	Option shares #	Weighted-Average Exercise Price $
Outstanding – January 1, 2021	—	—
Granted	250,000	2.99
Exercised	—	—
Outstanding – December 31, 2021	250,000	2.99
Exercisable – December 31, 2021	—	—
Granted	—	—
Exercised	—	—
Outstanding – December 31, 2022	250,000	2.99
Exercisable – December 31, 2022	—	—
No options vested during the year ended December 31, 2021. 125,000 options vested during the year ended December 31, 2022. The remaining unrecognized compensation cost relating to the options granted amounting to $32,951 as of December 31, 2022, is expected to be recognized over the remaining period of 0.4 years, according to the contractual terms of those non-vested
options.
The stock based compensation expense for the vested and
non-vested
options for the years ended December 31, 2020, 2021 and 2022 amounted to nil, $148,280 and $148,280, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
As at December 31, 2022, the intrinsic value of outstanding stock options was nil.
13. Earnings/(loss) per share
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
The Company applies the
two-class
method of computing earnings per share (EPS) as the unvested share- based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested
restricted stock as well as undistributed earnings allocated to non-vested
stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class
method. The denominator of the basic earnings per common share excludes any non-vested
shares as such they are not considered outstanding until the time-based vesting restriction has elapsed.
For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested
restricted stock and undistributed earnings allocated to
non-vested
stock are not deducted from net income as reported since such calculation assumes non-vested
restricted stock is fully vested from the grant date.

F-
31

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2020	2021	2022
Numerator
Net income/(loss)	11,984,485	(35,123,208)	34,253,365
Less: Undistributed earnings allocated to non-vested shares	—	—	216,168

Net income/(loss) attributable to common shareholders, basic	11,984,485	(35,123,208)	34,037,197

Denominator
Weighted average number of shares outstanding, basic	38,357,893	37,858,437	37,961,560

Weighted average number of shares outstanding, diluted	38,357,893	37,858,437	37,961,673

Earnings/(Loss) per share, basic and diluted	0.31	(0.93)	0.90

Non-vested,
participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculations for the year ended December 31, 2021.
Non-vested,
participating restricted common stock was included in the basic earnings per share calculations for the years ended December 31, 2020 and 2022.
The Company excluded the dilutive effect of 171,872
non-vested
share awards and the 250,000 unexercised options to acquire common shares in calculating dilutive EPS for its common shares as of December 31, 2022, as they were anti-dilutive
.
The Company excluded the dilutive effect of 343,744
non-vested
share awards and the 250,000 unexercised options to acquire common shares in calculating dilutive EPS for its common shares as of December 31, 2021, as they were anti-dilutive (2020: nil).
14. Revenues
The
amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2020	2021	2022
Time charter revenues	101,837,425	105,966,167	114,996,842
Bareboat revenues	16,876,956	9,624,684	2,340,791
Voyage charter revenues	25,161,401	33,813,496	32,156,474
Other income	1,127,239	800,180	3,266,781

Total	145,003,021	150,204,527	152,760,888

Time charter agreements may have renewal options for one to 12 months. The time charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous
cargo. The Company may enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above.
Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. A significant portion of the voyage hire is typically paid upon the completion of the voyage.

The
amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2020, 2021 and 2022 was $2.4 million, $4.1 million and $3.4 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2021 and December 31, 2022, receivables from the Company’s voyage charters amounted to $2.1 million and $1.5 million, respectively.
As of December 31, 2021 and 2022, the Company recognized $298,984 and $270,514, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2021 and 2022, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $1,789,720 and $1,912,239, respectively. The Company recognized these amounts as revenues in the first quarters of 2022 and 2023, respectively.
Three of the time charters entered into in 2014, also grant the charterer an option to purchase the respective vessels during the time charter period, at stipulated prices, decreasing on a pro-rated
basis by a fixed amount per year until the expiration of the time charters. These options expired in 2022 without being exercised.
15. Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2020	2021	2022
Crew wages and related costs	32,073,496	38,454,397	34,721,673
Insurance	1,889,041	2,196,444	2,382,340
Repairs and maintenance	6,590,006	7,282,481	5,716,570
Spares and consumable stores	7,990,022	9,123,975	8,127,376
Miscellaneous expenses	4,752,656	4,452,266	3,996,819

Total	53,295,221	61,509,563	54,944,778

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

17. Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

•
The Company has guaranteed to the respective banks the performance of the loan agreements entered into by Spacegas Inc., Financial Power Inc. and MGC Agressive Holdings Inc. (Note 7). The vessels owned by these entities have been provided as collateral to secure these loan agreements. Total outstanding loan balances and accrued interest of Spacegas Inc., Financial Power Inc. and MGC Agressive Holdings Inc. as of December 31, 2022 amounted to $31,286,663 and $302,674, respectively. The Company assigns a remote possibility of default to the abovementioned loan agreements and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Agressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Agressive Holdings Inc. has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Agressive Holdings Inc. Total outstanding loan balances and accrued interest of MGC Agressive Holdings Inc. as of December 31, 2022 amounted to $22,916,664 and $207,768, respectively.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of December 31, 2022, amount to $65,571,902 during 2023 and $6,504,434 during 2024.

18. Leases – The Company as Lessee
Time
charter-in
contracts
For the year ended December 31, 2020, the Company chartered in vessels to supplement its own fleet and employed them both on time charters and voyage charters. The time charter-in
contracts ranged in lease terms from 1 year to 5 years. No
charter-in
contracts were entered into during the years ended December 31, 2021 and 2022.
The Company had one time
charter-in
contract with a monthly charter hire of $130,000 relating to the vessel Gas Cathar, which was greater than 12 months at January 1, 2019 i.e. the date of adoption of ASC 842. This contract expired in March 2020. Lease payments relating to this charter amounted to $318,606 for the year ended December 31, 2020 and are included in Charter hire expenses in the consolidated statements of operations.
Office lease
In January 2019, the Company renewed its contract to lease office space from a related party for a period until December 2020 at an amount of EUR 6,500 ($7,345) per month. In January 2021, the Company entered into a new agreement to lease office space from a related party for a period until December 2022 at an amount of EUR 7,000 ($8,279) per month. The Company determined these office leases to be operating leases and recorded the related right-of-use-assets
within operating lease
right-of-use-assets
and the lease liabilities within operating lease liabilities in the accompanying consolidated balance sheets and the lease expense within General and administrative expenses in the accompanying consolidated statement of operations (Note 3).

Lease Disclosures Under ASC 842
Operating lease
right-of-use
assets and lease liabilities as of December 31, 2021 and 2022 as follows:

Description	Location in balance sheet	December 31, 2021	December 31, 2022
Non current assets:
Office leases	Operating lease right-of-use assets	$104,168	—

		$104,168	—

Liabilities:
Office leases	Current portion of operating lease liabilities	$104,168	—

Lease liabilities – current portion		$104,168	—

The Operating lease
right-of-use
asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.
The table below presents the components of the Company’s lease expenses and sub-lease
income on a gross basis earned from
chartered-in
contracts greater than 12 months:

Description	Location in statement of operations	2020	2021	2022
Lease expense for chartered-in contracts greater than 12 months	Charter hire expenses	318,606	—	—

	Total charter hire expenses	318,606	—	—

Lease expense for office leases	General and administrative expenses	90,121	97,726	88,326

Sub lease income from chartered-in contracts greater than 12 months *	Revenues	860,227	—	—

*	The sub-lease income represents time charter revenue earned on the chartered-in contracts greater than 12 months.
The cash paid for operating leases with terms greater than 12 months for the years ended December 31, 2020, 2021 and 2022 amounted to $408,727, $97,726 and $88,326, respectively.
The
table below provides the total amount of lease payments on an undiscounted basis on our office lease greater than 12 months as of December 31, 2021:

Year	Office leases	Total Operating leases
Discount rate upon adoption	5.6%	5.6%
2022 (undiscounted lease payments)	$107,520	$107,520
	$107,520	$107,520
Present value of lease liability	104,168	104,168
Lease liabilities - short term	104,168	104,168
Total lease liabilities	104,168	104,168
Discount based on incremental borrowing rate (Difference between undiscounted lease payments and present value of lease liability)	$3,352	$3,352

19. Subsequent Events
In February 2023, the Company prepaid $5.9 million of the term loan dated August 2021 with original maturity date August 2026 (Note 9) using cash on hand and the related mortgages on the vessels Astrid and Exelero were released.
In February 2023, the Company awarded (1) 250,000
restricted shares of common stock to its Chief Executive Officer with a vesting date of
February 21, 2024
for 125,000 such shares and February 21, 2025 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of the Company’s common stock at an exercise price per share equal to $2.85, the closing price of the Company’s common stock on February 21, 2023 and an option expiration date of February 21, 2033, with a vesting date of
February 21, 2024
for 125,000 such option shares and February 21, 2025 for 125,000 such option shares. In February 2023, the Company also granted an aggregate of 27,000 restricted shares of common stock to its independent directors and an aggregate of 7,000 restricted shares of common stocks to employees and service providers, 50% of which are scheduled to vest in February 2024 and 50% in February 2025.
In March 2023, the Company prepaid $18.5 million of the term loan dated January 2021 with original maturity date January 2028 (Note 9) using cash on hand and the related mortgages on the vessels Eco Corsair, Eco Royalty and Eco Elysium were released. Following this loan repayment, the Swaps 5 and 6 (Note 10) were terminated and an amount of $2.0 million was collected from the respective counterparty.
In March 2023, the Company entered into a loan agreement for an amount of up to $70.0 million relating to the financing of the two vessels that has agreed to acquire from a related party (Note 3).
In April 2023, MGC Agressive Inc. paid dividends to the Company amounting to $19.3 million.

F-3
6