Form 20-F
period 2023-12-31
StealthGas Inc.
filed 2024-04-29
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 202
3
was: 36,142,326 shares of Common Stock, par value $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of
Regulation S-T
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

•

global and regional economic and political conditions, including the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangements;

•	competition in the LPG marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including due to the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden;

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers. We use the term “small” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity, the term “Handysize” to describe LPG carriers of between 15,000 and 25,000 cbm and the term “medium range gas carriers” or “MGC” to describe LPG carriers of between 30,000 and 45,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of April 1, 2024, unless otherwise indicated. As of April 1, 2024, our operating fleet was composed of 33 LPG carriers (including JVs) with a total capacity of 389,420 cbm. Our fleet on the water of 33 LPG carriers includes four vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with an unaffiliated financial investor, and two vessels in which we own a 51% equity interest (one of which the charterer has exercised its option to purchase from us) pursuant to a joint venture agreement with an unaffiliated third party (we refer to these six vessels, collectively, as the “JV Vessels”). We do not consolidate the results of operations of these joint ventures and account for our equity interest in these joint ventures under the equity method of accounting. See “Item 4. Information on the Company-Business Overview-Our Fleet”.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. RESERVED

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our common stock is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information-Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related To Our Industry

•

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•

Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the recent COVID-19 pandemic, and the conflict in Ukraine and related sanctions, the war in Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, could materially adversely affect our business, financial position and results of operations.

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

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflicts in Ukraine and Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, which may interfere with the operation of our vessels.

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

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

•	We are exposed to volatility in interest rates, including SOFR, which could result in higher interest costs and charges against our income.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

Risks Related to an Investment in a Marshall Islands Corporation

•

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and to the extent we elect to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. Charter rates for small and medium range LPG carriers generally improved from the second half of 2017 through 2019, however, the COVID-19 pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in 2020 in the price of oil negatively affected small and medium range LPG carrier charter rates. After declining throughout 2020, charter rates stabilized and improved somewhat in 2021, 2022 and 2023. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased particularly as European countries sought to secure supplies further afield, especially from the United States, is uncertain. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2024, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2024, of our 33 operating LPG carriers, including six JV Vessels, 1 was deployed in the spot market while another 21 were scheduled to complete their existing time charters during 2024. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of small LPG carriers, the segment in which we have the largest operating presence, as well as the 15,000 to 25,000 cbm and 30,000 to 45,000 cbm segments of LPG carriers in which we also operate, are expected to be limited in the period 2024-2025, as the order book is relatively small, while scrapping activity is stable. Economic growth and demand for LPG may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	the price of oil;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments;

•	weather; and

•	health crises, such as the recent COVID-19 pandemic;

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

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

The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the EU, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of LPG. In addition, the conflict in Ukraine is disrupting energy production and this conflict, as well as Houthi attacks on ships in the Red Sea and Gulf of Aden, are disrupting trade patterns and the impact of these events on energy prices and LPG charter rates, which initially have increased, is uncertain.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine and ongoing Houthi attacks on vessels in the Red Sea and Gulf of Aden, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including the Israeli-Palestinian conflict, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company is still taking ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on March 10, 2022 and on March 11, 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade at high levels. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the LPG carrier markets and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine. It is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported significant amounts of seaborne crude oil and refined petroleum products and natural gas to the EU, USA, South Korea and Japan, and now exports of these commodities form Russia to these companies are minimal.

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

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014, and again after the onset of the COVID-19 pandemic in late 2019 and throughout 2020. Although the global economy subsequently recovered to a degree and oil prices have increased substantially, oil prices and energy demand remain subject to considerable uncertainty, including due to the conflicts in Ukraine and the Middle East. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, to the extent we do not have contracted time charters in place. This seasonality could materially affect our quarterly operating results.

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

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, as we did in each of the last ten fiscal years, which may adversely affect our profitability.

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

In 2023, we recognized an impairment loss of $2.8 million relating to the sale of two LPG vessels that we classified as Held for Sale as of December 31, 2023 and to one vessel that we sold during the second quarter of 2023. In 2023, we also recorded a gain on sale of vessels of $7.6 million relating to the sale of seven of our LPG vessels. In 2022, we recognized an impairment loss of $3.2 million mainly relating to the sale of one LPG vessel and the two vessels that we classified as Held for Sale as of December 31, 2022. In 2021, we recognized an impairment loss of $44.6 million mainly relating to the Tanker Spin-Off and the sale of three LPG vessels as well as for one of our oldest remaining LPG vessels. If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment loss in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries(“OPEC”) and other oil and gas producers, war, sanctions and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

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

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject to vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, or other affiliated entities, including Stealth Maritime, or Imperial Petroleum, C3is Inc. or Brave Maritime, are rated low or otherwise perform poorly on Rightship evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

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

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, ballast water treatment system implementation, and GHG emissions. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

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

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs and our non-scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. Compliance with the maritime EU ETS may result in additional compliance and administration costs. These or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

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

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, the conflict in Ukraine and Houthi attacks on vessels in the Red Sea and Gulf of Aden may increase the risk that our vessels may suffer damages or face unexpected repair costs, and increase the cost of war risk insurance premiums, if such insurance is available at all. We may have to pay repair costs that our insurance does not cover. There is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, particularly if damages exceed our insurance coverage, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, which may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in Ukraine, Gaza, and the Middle East and elsewhere, including attacks in recent years involving vessels and vessel seizures in the Strait of Hormuz and off the coast of Gibraltar, the attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and the ongoing hostilities in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked.

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

Furthermore, the war between Russia and Ukraine, and subsequent sanctions announced by the United States, the EU and several European and other nations against Russia and any further sanctions, including any sanctions or restrictions affecting companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response, may also adversely impact our business given Russia’s role as a major global exporter of crude oil.

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

On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (“JCPOA”), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors. Non-U.S. companies continued to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA were re-imposed.

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

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier sector of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For example, in 2020 a charterer of four of our vessels sought bankruptcy protection, purported to cancel the charters for these vessels and returned the vessels to us. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

As of April 1, 2024, of our 33 vessels in the water, including six JV Vessels, 32 were under period charters, while one was deployed in the spot market. As of April 1, 2024, 68% of our anticipated fleet days, including our JV vessels, were covered by period charter contracts for the remainder of 2024 and 24% for 2025.

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

In our operating history, we have derived a significant part of our revenue from a small number of charterers. For the year ended December 31, 2023 we had two customers from which we derived more than 10% of our revenues, while for the year ended December 31, 2022 we had one customer from which we derived more than 10% of our revenues, and in 2021 we did not have any customer from which we derived more than 10% of our revenues. For the years ended December 31, 2022 and 2023, our three largest customers accounted for 25.5% and 43.4%, respectively, of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

Some of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to exert significant influence over our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, some loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2023, we were in compliance with the covenants in our loan agreements.

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

Our loan agreements, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers is sensitive to, among other things, changes in the LPG carrier charter markets, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. Low charter rates in the LPG carrier charter and the impact of any decline in oil prices on demand for LPG may again adversely affect LPG carrier values. A worsening of charter market conditions would likely lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment charge in our financial statements as we did in each of our last seven fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

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

Global economic conditions and disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020 and 2021 as a result of the COVID-19 pandemic. It was only in the first quarter of 2023 that the largest consumer of LPG, China, has lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions at it may push economies into recession. These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

As of December 31, 2023 we had outstanding indebtedness, net of deferred arrangement fees, of $123.5 million, and incurred an additional $70 million of indebtedness in the first quarter of 2024 under a new credit facility to finance the acquisition of two newbuilding vessels. Although during 2023 our outstanding indebtedness was reduced, we would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have increased from historically low levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG transportation decreases and charter rates and vessel values are adversely affected.

We are exposed to volatility in interest rates, including SOFR.

The amounts outstanding under our senior secured credit facilities have been, and we expect that the loans advanced under such credit facilities would be advanced at a floating rate based on SOFR. Interest rates have increased recently, after a long period of relative stability at historically low levels, and have been volatile in past years, which can affect the amount of interest payable on floating rate debt, and which, in turn, could have an adverse effect on our earnings and cash flow during periods in which we have such debt. Interest rates were at historically low levels for an extended period of time and may continue to increase from these past low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and or other financing arrangements increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on SOFR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income/(loss)” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on SOFR.

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

We are dependent on our relationship with Stealth Maritime.

As of April 1, 2024, Stealth Maritime served as commercial manager for all 33 operating vessels in our fleet, including our six JV vessels, and technical manager for 31 vessels in our fleet, while subcontracting the technical management of two of the remaining vessels in our fleet to unaffiliated third parties. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

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

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family such as the agreements for the acquisition of two newbuilding LPG carriers in June 2020, the acquisition of a 51% ownership in a newbuilding LPG carrier delivered in 2023, as part of a joint venture, the other 49% having been bought by an unaffiliated joint venture partner, and the acquisition of two newbuilding LPG carriers in July 2022. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

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

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of our company. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Currently, Stealth Maritime manages two LPG vessels in addition to those in our fleet. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers, are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders. None of our vessels are currently managed by Brave Maritime.

As our fleet has grown in size, our manager, Stealth Maritime, has needed to improve our operations and financial systems, staff and crew; if our manager cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

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

Delays in the delivery of any newbuilding LPG carriers or secondhand LPG carriers we agree to acquire could harm our operating results.

Delays in the delivery of any newbuilding LPG carriers or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; logistic delays in the supply of materials faced by the shipyard building the vessels; bankruptcy or other financial crisis of the shipyard; hostilities, health crises, such as the COVID-19 pandemic, or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving Russia or North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we may have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessels.

In addition, significant delays may impact the availability of any credit facilities we arranged for newbuilding vessels. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

We may decide to sell certain of the vessels in our fleet if in our view market conditions are favorable for such sales which could reduce the size of our LPG carrier fleet and reduce our future revenues.

Since our initial public offering through to December 31, 2023 we have sold over 50 LPG carriers. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to one LPG carrier in our JV agreement included an option for the charterer to purchase the vessel at a stipulated price at the end of the term of the existing charter which reflects market prices at the time of entry into the applicable charter, and we delivered the vessel to the new owner in April 2024, reducing the size of our fleet. Consequently, due to the exercise of this purchase option, and if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Operating vessels under joint venture structures presents certain operational risks.

The operation of our two JV agreements, which as of April 1, 2024 owned a total of six of the 33 vessels in our operating fleet, present certain operational risks. Operation under a JV structure may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreements. For example, the joint venture agreements require that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the applicable JV investor. Accordingly, if the respective JV investors were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.

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

After the completion of the Tanker Spin-Off in 2021, we operate only LPG carriers and our lack of a diversified business could adversely affect us.

Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend entirely on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source-the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of LPG and the market for LPG products have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2024, the average age of the vessels in our fleet, including the JV vessels, was approximately 9.8 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, together with companies he controls, owns approximately 29.2% of our outstanding common stock as of April 1, 2024 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.

Risks Related to Taxation

A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income.

In addition, if any tax authority successfully challenges positions we may take in tax filings, our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

Our Chief Executive Officer, who beneficially owned approximately 29.2% of our outstanding shares of common stock as of April 1, 2024, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2023. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2023. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2023 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2023, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2023 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10 Additional Information-E. Tax Considerations-United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information-E. Tax Considerations-United States Federal Income Tax Consequences-United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and to the extent we elect to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock, including with respect to equity compensation. To the extent we rely on this or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

If the market price of our common stock again falls below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common stock.

We may not pay dividends on our common stock.

We have not paid a dividend since the first quarter of 2009, when our Board of Directors decided to suspend dividend payments in light of the volatile global economic situation and conditions in the LPG shipping market. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends, or repurchase shares, in any twelve-month period that exceed 50% of our free cash flow in the preceding twelve-month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects-Credit Facilities-Financial Covenants.”

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

Certain of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias together with his immediate family, ceased to exert significant influence over our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2023, we acquired an additional 73 LPG carriers, including JV vessels, and three product carriers and one Aframax crude oil tanker and we concluded with the sale of 45 LPG carriers, including JV vessels, and we spun-off our four tankers to our shareholders as discussed below.

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

As of December 31, 2023, we had a fleet of 33 LPG carriers, including six JV vessels. We sold two small vessels in the first quarter of 2024, and took delivery of two MGC vessels in January 2024. As of April 1, 2024, our fleet is composed of 33 LPG carriers, including six JV vessels, with a total capacity of approximately 389,420 cbm, and our JV, in which we have a 51.0% interest, had a contract to sell one 35,232 cbm LPG carrier pursuant to a charterer’s purchase option, which was delivered to its new owner in the second quarter of 2024.

Our company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2024, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2024, our fleet consisted of 33 LPG carriers, including six JV vessels, with an average age of 9.8 years. The table below describes our fleet and its deployment as of April 1, 2024.

Owned LPG Carriers (27 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Eco Oracle	2024	40,551	fully-refrigerated	Time Charter	January 2025
Eco Wizard	2024	40,551	fully-refrigerated	Time Charter	December 2024
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	April 2024
Eco Ice(6)	2018	22,358	semi-refrigerated	Time Charter	September 2027
Eco Freeze(6)	2018	22,353	semi-refrigerated	Time Charter	May 2027
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	May 2024
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	October 2024
Eco Alice	2020	7,543	fully-pressurized	Time Charter	April 2024
Eco Nical	2016	7,541	fully-pressurized	Time Charter	April 2025
Gas Husky	2012	7,516	fully-pressurized	Time Charter	December 2024
Gas Esco	2012	7,514	fully-pressurized	Time Charter	May 2024
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	March 2025
Eco Galaxy	2015	7,213	fully-pressurized	Spot	—
Eco Chios	2014	7,211	fully-pressurized	Time Charter	November 2024
Eco Stream	2014	7,210	fully-pressurized	Time Charter	June 2024
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	December 2024
Eco Universe	2015	5,025	fully-pressurized	Time Charter	March 2026
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	April 2024
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	December 2024
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2027
Eco Invictus(6)	2014	5,016	fully-pressurized	Time Charter	October 2024
Eco Elysium	2014	3,526	fully-pressurized	Time Charter	May 2027
Eco Royalty(4)	2015	3,525	fully-pressurized	Time Charter	August 2024
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2026
Gas Astrid	2009	3,514	fully-pressurized	Time Charter	April 2024
Gas Exelero	2009	3,513	fully-pressurized	Time Charter	April 2026
Gas Alice	2006	3,513	fully-pressurized	Time Charter	July 2024
Total Owned LPG Carriers			293,064 cbm

JV LPG Carriers (6 vessels)
Eco Sorcerer(3)	2023	40,551	fully-refrigerated	Time Charter	November 2024
Eco Ethereal(3)(5)	2010	35,232	fully-refrigerated	Time Charter	April 2024
Gas Haralambos(2)(4)	2007	7,020	fully-pressurized	Time Charter	May 2024
Gas Defiance(2)	2008	5,018	fully-pressurized	Time Charter	May 2024
Gas Shuriken(2)	2008	5,018	fully-pressurized	Time Charter	December 2024
Eco Lucidity(2)	2015	3,517	fully-pressurized	Time Charter	April 2025
Total JV LPG Carriers			96,356 cbm
Total LPG Carrier Fleet (33 Vessels)			389,420 cbm

(1)	Earliest date charters could expire.

(2)	JV vessel owned by a joint venture established in 2019 in which we own a 50.1% equity interest.
(3)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(4)	Charterer has the option to extend charter for an additional six months.
(5)

Charterer has option to extend charter for an additional year, and a purchase option which if not exercised the joint venture has a sell option. The charterer has exercised its option to purchase this vessel from the joint venture, and the joint venture expect delivered this vessel to its new owner in late April 2024.

(6)	Charterer has option to extend charter for an additional year.

In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula with this same investor (subsequently sold in 2022), in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. In the first quarter of 2020, we acquired three 2010-built Medium Gas Carriers, the Eco Ethereal (ex Gaschem Bremen), the Eco Evoluzione (ex. Gaschem Stade) and the Gaschem Hamburg, pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and the Eco Sorcerer in 2023. The Gaschem Hamburg was subsequently sold in the second quarter of 2021, the Eco Evoluzione (ex. Gaschem Stade) was subsequently sold in the first quarter of 2023 and the charterer has exercised its option to purchase the Eco Ethereal (ex Gaschem Bremen), upon expiration of its charter in April 2024. These joint venture vessels are managed by our manager, Stealth Maritime.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest. As of April 1, 2024, the technical management of two of our ships was subcontracted by Stealth Maritime. These crew and technical managers are supervised by Stealth Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2025.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2024 and including our six JV vessels, we had one vessel operating in the spot market, 22 vessels on time charters expiring in 2024, and 10 on time charters expiring from 2025 to 2027. In terms of charter coverage as of April 1 2024, we had 68% of the available calendar days fixed under period charters for 2024 and 24% for 2025.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2023, we had two customers that accounted for more than 10% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

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

Environmental Regulations-International Maritime Organization (“IMO”)

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

Environmental Regulations-The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

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

Environmental Regulations-Other Environmental Initiatives

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

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70% reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU emissions trading system. These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted. On June 22, 2022, the European Union revised proposed amendments to regulation 2015/757.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provides new mid-term emissions reduction goals and builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2023 and (4) achieving net zero GHG emissions from international shipping. A basket of mid-term measures to reduce GHG emissions that combines technical and economical elements is expected to be finalized at MEPC 81 in spring 2024, and ultimately enter into force in 2027. Potential long-term measures may be finalized and agreed by MEPC beyond 2030.

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal was adopted in May 2023, and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024, and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

Varying emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition and the EU ETS, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

Fourteen years after the IMO’s initial adoption of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, a sufficient number of contracting states have ratified the Convention and reached requirements for entry into force. Entry into force of this Convention required that the combined merchant fleets of the contracting states constitute not less than 40 percent of the gross tonnage (gt) of the world’s merchant shipping and the combined maximum annual ship recycling volume of these states during the preceding 10 years constitutes not less than three percent of the gt of the combined merchant shipping of the same states. The Hong Kong convention enters into force on June 26, 2025.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking—Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of Shipping and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year-an annual survey, every two to three years-an intermediate survey, and every four to five years-a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

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

Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2024, our LPG carrier fleet, including our six JV vessels, had an average age of 9.8 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2024, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We also have a presence in the larger sized vessels with four Handysize vessels and four MGC vessels (including two JV vessels). Our presence in the Handysize segment begun in 2017 while we entered the MGC segment in 2020. While the existing fleets of the Handysize and MGC vessels are smaller in terms of number of vessels our presence there is more limited. We believe, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was generally the case in each of the last five fiscal years.

C. Organizational Structure

As of April 1, 2024, other than the entities owning the JV Vessels, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet, see “Item 4. Information on the Company-Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities.”

We have no freehold or material leasehold interest in any real property. We lease office space from an affiliated company of Stealth Maritime. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Office Space.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information-Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a provider of international seaborne transportation services to LPG producers and users. As of December 31, 2023, we operated a fleet of 33 LPG carriers, including six JV vessels, that can carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”) as well as ammonia in the larger vessels in our fleet. As of April 1, 2024, our fleet is composed of 33 LPG carriers including six JV vessels, with a total capacity of approximately 389,420 cubic meters (cbm).The charterer of the 35,232 cbm LPG carrier, Eco Ethereal, owned by our JV, in which we have a 51.0% interest, has exercised its option to purchase this vessel, which was delivered to its new owner during the second quarter of 2024. For the years ended December 31, 2021, 2022 and 2023, we owned, excluding our JV vessels, an average of 41.3, 34.8 and 29.3 vessels, respectively, generating revenues of $150.2 million, $152.8 million, and $143.5 million respectively.

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

In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor. We and our manager, Stealth Maritime, continue to manage these vessels. In the second quarter of 2019 we acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula, with this same investor, in which we have a 50.1% equity interest. In the first quarter of 2020, a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and joint control, acquired three 2010-built Medium Gas Carriers, the Gaschem Hamburg, the Gaschem Stade and the Eco Ethereal (ex Gaschem Bremen,) of an aggregate capacity of 105,650 cbm. The Gaschem Hamburg was subsequently sold in the second quarter of 2021 and the joint venture entity invested in one newbuilding Medium Gas Carrier, the Eco Sorcerer, which was delivered in the fourth quarter of 2023. The Gaschem Stade which was renamed to Eco Evoluzione and sold in March 2023 and the charterer has exercised its option to purchase the Eco Ethereal (ex Gaschem Bremen), upon expiration of its charter in April 2024. Due to the joint control over these entities, our equity interest percentages in the entities owning these vessels, are accounted for under the equity method.

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

As of April 1, 2024, of the 27 vessels in our fleet excluding our JV vessels, one was employed in the spot market, with the remaining vessels deployed on period charters and none of our LPG carriers were deployed on bareboat charters. As of April 1, 2024 and excluding our JV vessels, 69% of our anticipated fleet days were covered by period charter contracts for the remainder of 2024 and 27% for 2025. The corresponding forward coverage as of April 4, 2023 was 65% for the remainder of 2023 and 12% for 2024. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period as well as be used for calculating daily equivalents. When reporting Calendar days we exclude the days related to our JV vessels as the amount of revenue and expense related to these vessels is recorded separately. For the years 2021, 2022 and 2023 as the average number of vessels were reduced from 41.3 to 34.8 and to 29.3 respectively the calendar days were reduced from 15,071 to 12,687 and to 10,698 respectively.

•

Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet (excluding JV vessels) was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and until the beginning of 2020, when the broader shipping market was globally affected by the outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, which continued to negatively affect small and medium range LPG carrier charter rates into early 2023.

While the global economy has generally improved in many parts of the world in 2023 and early 2024, LPG charter rates face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG products. In addition, the conflict in Ukraine is disrupting energy production and this conflict, as well as Houthi attacks on vessels in the Red Sea and the Gulf of Aden, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and the impact of these events on energy prices and LPG carrier charter rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for energy and LPG specifically or reduced supply due to sanctions imposed on Russia.

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

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2021, 2022 and 2023.

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

Joint Ventures

As of April 1, 2024, six of the vessels in our fleet were owned through two separate joint venture arrangements. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, and we acquired with the same JV arrangement a 38,000 cbm LPG carrier in the second quarter of 2019 in which we also have a 50.1% equity interest that we sold in 2022. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three 35,000 cbm LPG carriers in the first quarter of 2020, two of which were subsequently sold to a third party, in the first half of 2021 and the first quarter of 2023, respectively, and we subsequently exercised an option to acquire from a related party a 51% equity interest in a 40,000 cbm newbuilding LPG carrier delivered in 2023, the remaining 49% having been bought by our JV partner. The charterer has exercised its option to purchase the Eco Ethereal (ex Gaschem Bremen), upon expiration of its charter in April 2024, currently owned by the JV in which we have a 51% equity interest. See “Note 7 Investments in Joint Ventures” in our audited consolidated financial statements included elsewhere in this report, for additional information regarding these joint ventures.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 and then following a rise, decreased again at the beginning of 2020 and remained at low levels for the majority of the year, after the onset of the COVID-19 pandemic, before increasing in late 2021 and 2022, accounted for 35.7% of total voyage expenses for the year ended December 31, 2023, 57.7% of total voyage expenses for the year ended December 31, 2022, and 52.3% of total voyage expenses for the year ended December 31, 2021. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2023 and 2022, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 6.6% and 13.5%, respectively, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2024, we had one vessel in the spot market for which we pay voyage expenses; the corresponding number as of April 4, 2023 was three and as of April 1, 2022 was five.

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

Management Fees

During each of the years ended December 31, 2021, 2022 and 2023, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter (except for four vessels for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Chief Technical Officer and Internal Auditor. During the year ended December 31, 2023, such cash compensation was in the aggregate amount of $1.0 million. We also recognize stock-based compensation expense, when we grant equity awards (see “Item 6. Directors, Senior Management and Employees.-B. Compensation of Directors and Senior Management.”

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

We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2023, we drydocked three of the larger Handysize vessels at a total cost of $2.6 million and three additional JV vessels, while in 2022 we drydocked five small vessels at a total cost of $3.0 million, and in 2021, we drydocked eight vessels at a total cost of $5.3 million. We expect that during 2024 seven small vessels and one additional JV vessel will be drydocked.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the years ended December 31, 2023, 2022 and 2021, we recognized an impairment loss of (1) $2.8 million mainly relating to the sale of three LPG vessels that were classified as Held for Sale as of December 31, 2023, (2) $3.2 million mainly relating to the sale of four LPG vessels that were delivered to their new owners in a subsequent period, (3) $44.6 million on four tankers related to Tanker Spin-Off, on three LPG vessels and for one of our oldest LPG vessels, respectively.

Net (Gain)/Loss on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment.

In 2023, we agreed to sell seven vessels, the five were delivered to their new owners in 2023, while two, the Eco Green and the Eco Dream, were delivered to their new owners in the first quarter of 2024. We recognized a gain on the sale of the four vessels that were delivered within 2023 of $7.6 million. In addition, one of our JV’s sold one MGC vessel, the Eco Evoluzione in March 2023 recognizing a gain of $13.9 million from the sale. In 2022, we agreed to sell four vessels, the Gas Inspiration, which was delivered to her new owners in March 2022, the Gas Monarch, which was delivered to her new owners in May 2022, the Gas Prodigy and the Gas Spirit, which were delivered to their new owners in January 2023 (as of December 31, 2022 both vessels were classified as held for sale). We recognized an impairment loss of $3.1 million for three out of these four vessels. In addition, one of our JVs sold the Eco Nebula that was delivered to her new owners in August 2022 and from the sale our JV recognized a gain of $9.2 million. In 2021, we agreed to sell two vessels, the Gas Imperiale, which was delivered to her new owners in September 2021, and the Eco Loyalty, which was delivered to her new owners in February 2022 (as of December 31, 2021 that vessel was classified as held for sale). For these two vessels we recognized an impairment loss of $3.0 million. In addition, one of our JVs sold the Gaschem Hamburg that was delivered to her new owners in May 2021 and from the sale our JV recognized a gain of $6.8 million.

Gain/(Loss) on Derivatives

One of our two interest rate swaps, as of December 31, 2023 is accounted for as cash flow hedge (2022: six of our interest rate swaps and 2021: six of our interest rate swaps) and the changes in its fair value is recorded in “Accumulated other comprehensive Income/(Loss)”. All changes in the fair value of our cash flow interest rate swaps that are not accounted for as cash flow hedges, are recorded in earnings under “-Gain/(Loss) on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to those that qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps and foreign currency exchange arrangements directly in our statement of operations.

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

Results of Operations

	Year Ended December 31,
	2021	2022	2023
INCOME STATEMENT DATA
Revenues	150,204,527	152,760,888	143,527,769
Total Revenues	150,204,527	152,760,888	143,527,769
Operating expenses:
Voyage expenses	20,342,186	20,306,407	11,429,716
Voyage expenses-related party	1,867,100	1,871,071	1,779,488
Vessels’ operating expenses	60,443,813	53,909,328	52,206,248
Vessels’ operating expenses-related party	1,065,750	1,035,450	911,250
Charter hire expenses	—	—	—
Dry-docking costs	5,285,490	2,954,575	2,641,706
Management fees	5,831,900	5,242,990	4,531,920
General and administrative expenses	4,337,013	3,404,141	5,331,029
Depreciation	37,125,903	27,814,901	23,707,797
Impairment loss	44,616,214	3,167,034	2,816,873
Net loss/(gain) on sale of vessels	304,210	408,637	(7,645,781)

Total expenses	181,219,579	120,114,534	97,710,246
(Loss)/Income from operations	(31,015,052)	32,646,354	45,817,523
Interest and finance costs	(12,678,101)	(12,076,300)	(9,956,712)
Gain on derivatives	240,153	1,698,462	237,618
Interest income	26,379	1,098,789	3,712,239
Foreign exchange (loss)/gain	(23,288)	23,373	(190,722)
Other expenses, net	(12,434,857)	(9,255,676)	(6,197,577)
Equity earnings in joint ventures	8,326,701	10,862,687	12,316,883
Net (loss)/income	(35,123,208)	34,253,365	51,936,829
FLEET DATA (excluding JV Vessels)
Average number of vessels(1)	41.3	34.8	29.3
Total voyage days for fleet(2)	14,786	12,538	10,566
Total time and bareboat charter days for fleet(3)	11,714	10,336	9,544
Total spot market days for fleet(4)	3,072	2,202	1,022
Total calendar days for fleet(5)	15,071	12,687	10,698
Fleet utilization(6)	98.1%	98.8%	98.8%
Fleet operational utilization(7)	94.9%	93.5%	96.6%
AVERAGE DAILY RESULTS (excluding JV Vessels)
Average Time Charter Equivalent daily rate(8)	8,657	10,415	12,334
Vessel operating expenses(9)	4,081	4,331	4,965
General and administrative expenses (10)	288	268	498
Management fees(11)	387	413	424

Total daily operating expenses(12)	4,369	4,599	5,464

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

	Year Ended December 31,
	2021	2022	2023
Voyage revenues	$150,204,527	$152,760,788	$143,527,769
Voyage expenses	(22,209,286)	(22,177,478)	(13,209,204)

Charter equivalent revenues	$127,995,241	$130,583,310	$130,318,565

Total voyage days for fleet	14,786	12,538	10,566

Average Time charter Equivalent daily rate	$8,657	$10,415	$12,334

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
(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. There is also a fixed daily fee of $280 charged to four LPG vessels for which some services have been provided by third party managers. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Year ended December 31, 2023 compared to the year ended December 31, 2022

The average number of vessels in our fleet was 29.3 for the year ended December 31, 2023 compared to 34.8 for the year ended December 31, 2022.

REVENUES-Voyage revenues for the year ended December 31, 2023 were $143.5 million compared to $152.8 million for the year ended December 31, 2022, an decrease of $ 9.3 million or 6%, primarily due to the reduction in our fleet size despite improved market conditions that pushed charter rates higher partly counterbalancing the reduction in revenues. Total calendar days for our fleet were 10,698 for the year ended December 31, 2023 compared to 12,687 for the year ended December 31, 2022, due to the decrease in the average number of vessels in our fleet.

VOYAGE EXPENSES-Voyage expenses were $13.2 million for the year ended December 31, 2023 compared to $22.2 million for the year ended December 31, 2022. The decrease in expenses was mainly due to the fewer vessels operating in the spot market, as a result of both the decrease in the overall number of vessels in the fleet and the increase of period charters.

VESSEL OPERATING EXPENSES-Vessel operating expenses were $53.1 million for the year ended December 31, 2023 compared to $54.9 million for the year ended December 31, 2022, a decrease of $1.8 million, as a result of the decrease in the numbers of vessels, partly offset by inflationary cost pressures and cost overruns in the maintenance of the remaining vessels.

DRY DOCKING COSTS-Dry docking costs were $2.6 million for the year ended December 31, 2023 compared to $3.0 million for the year ended December 31, 2022. Dry docking costs for the year ended December 31, 2023 mainly related to the dry docking of three Handysize vessels while the costs for 2022 related to the dry docking of five small vessels.

MANAGEMENT FEES RELATED PARTY-Management fees were $4.5 million for the year ended December 31, 2023 compared to $5.2 million for the year ended December 31, 2022, a reduction of $0.7 million. The decrease was due to the reduction in the number of vessels in the fleet. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for four vessels for which a fixed daily fee of $280 is charged).

GENERAL AND ADMINISTRATIVE EXPENSES-General and administrative expenses for the year ended December 31, 2023 were $5.3 million compared to $3.4 million for the year ended December 31, 2022, an increase of $1.9 million. The higher expenses during the year ended December 31, 2023 were primarily due to an increase in stock based compensation expense.

DEPRECIATION-Depreciation expenses for the 29.3 average number of vessels in our fleet for the year ended December 31, 2023 were $23.7 million compared to $27.8 million for the 34.8 average number of vessels in our fleet for the year ended December 31, 2022, a decrease of $4.1 million. This decrease in depreciation expenses was due to the reduction of the average number of vessels in our owned fleet.

IMPAIRMENT LOSS- During the year ended December 31, 2023 the Company recognized an impairment loss of $2.8 million mainly attributable to two vessels that we had entered into sale agreements, both were subsequently sold in January 2024. During the year ended December 31, 2022 we recognized an impairment loss of $3.2 million for three of our oldest LPG vessels for which we had entered into sale agreements. All these vessels were subsequently delivered to their new owners during 2023.

GAIN ON SALE OF VESSELS-During the year ended December 31, 2023, we realized a net gain on the sale of five vessels of $7.6 million. In the year ended December 31, 2022, we sold, and delivered to her new owners, one vessel, for which we incurred an aggregate net loss on the sale of vessel of $0.4 million.

INTEREST AND FINANCE COSTS-Interest and finance costs were $10.0 million for the year ended December 31, 2023 compared to $12.1 million for the year ended December 31, 2022. The $2.1 million decrease from the same period of last year is due to the decrease of our indebtedness, partially offset by higher prevailing interest rates.

INTEREST INCOME-Interest income was $3.7 million for the year ended December 31, 2023 compared to $1.1 million for the year ended December 31, 2022, an increase of $2.6 million due to the combination of higher prevailing interest rates and consequently bank deposit rates and of the higher cash and cash equivalents and short term investment balances for the year ended December 31, 2023.

EQUITY EARNINGS IN JOINT VENTURES-amounted to $12.3 million for the year ended December 31, 2023 compared to $10.9 million in the year ended December 31, 2022. The increase of $1.4 million is mainly attributed to an increased gain recognized from the sale of one MGC vessel by one of the joint ventures.

NET INCOME-As a result of the above factors, we recorded net income of $51.9 million for the year ended December 31, 2023, compared to a net income of $34.3 million for the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021 please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 27, 2023.

B. Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $77.2 million, restricted cash of $0.7 million classified as current assets, and restricted cash of $5.9 million, classified as non-current assets.

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

We had net proceeds from vessel sales of $80.1 million in 2023, $25.0 million in 2022 and $7.8 million in 2021. During January 2024, we concluded the sale of the 2015 built Eco Dream (4,989 cbm) and 2015 built Eco Green (4,991 cbm), that were classified as Held for Sale in the amount of $34.9 million as of December 31, 2023. No debt was repaid as a result of this sale as both vessels were debt free. As of December 31, 2023, 15 out of the 27 vessels in our fleet were debt free and as of April 1, 2024, 18 out of the 27 vessels in our fleet were debt free, and adding leverage to any of these vessels, subject to bank availability, would potentially be an additional source of liquidity. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million.

Our liquidity needs, as of December 31, 2023 through the end of 2024 and beyond, primarily relate to scheduled debt repayments, funding expenses for operating our vessels (including management fees), general and administrative expenses as well as to committed capital expenditures and any vessel acquisitions we elect to make either independently or in collaboration with a third party investor. As of December 31, 2023, our committed capital expenditures consisted of $93.6 million in remaining installment payments for our two newbuilding vessels under construction, which we paid upon delivery of the vessels to us in January 2024. In January 2024, we drew down approximately $70 million under a recently concluded 8-year credit facility related to these vessels. Furthermore, we have seven scheduled drydockings for 2024, for our fully-owned vessels, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for water ballast system installations.

As of December 31, 2023, our contractual obligations related to our aggregate debt outstanding, excluding deferred finance charges, was $124.1 million, of which $16.9 million was due in 2024, $34.0 million due in 2025, $54.1 million due in 2026, $4.0 million due in 2027 and $15.2 million due in 2028, and an additional $15.5 million in estimated interest payments (net of interest rate swap agreements) related to the debt outstanding, based on 3-month Term SOFR rates for the duration of the debt (ranging from 4.72% to 3.07%) plus the applicable margin related to each credit facility. During February 2024, we voluntarily repaid with cash on hand $29.3 million outstanding under one of our loan agreements, related to five of our vessels, and in January 2024, we drew down approximately $70 million under a new 8-year credit facility related to two newly-delivered vessels.

We have guaranteed to the respective lenders the performance of the loan agreement entered into by two entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2023 amounted to $7 million. We have also guaranteed the performance of the loan agreement with outstanding balance as of December 31, 2023 of $27 million, up to 51%, our equity interest in the joint venture, with respect to one entity. See “Note 17 Commitments and Contingencies” in our audited consolidated financial statements include elsewhere in this report.

We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months and debt service requirements.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

Our dividend policy and stock repurchases will also affect our liquidity position. See “Item 8. Financial Information-Dividend Policy.” On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15,000,000 of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million. As of April 1, 2024, 3,927,055 shares of common stock had been repurchased for an aggregate of $19.4 million, with the average purchase price of $4.95 per share, and $5.6 million remained authorized for further repurchases in the future at management’s discretion.

Cash Flows

	Year Ended December 31,
	2021	2022	2023
Net cash provided by operating activities	$41,038,681	$66,562,213	$77,440,215
Net cash (used in)/provided by investing activities	(19,247,631)	(17,256,698)	111,340,031
Net cash used in financing activities	(29,130,715)	(25,851,108)	(174,179,489)

Net cash provided by operating activities-was $77.4 million for the year ended December 31, 2023, $66.6 million for the year ended December 31, 2022 and $41.0 million for the year ended December 31, 2021 This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in 2023 compared to 2022 primarily due to reductions in operating and voyage expenses mainly as a result of the reduction in the number of vessels in the fleet, as well as increased distributions from our joint ventures, and increased in 2022 compared to 2021 primarily due increased revenues from our vessels and reductions in expenses, particularly operating expenses as well as distributions of profits we received from our joint ventures.

Net cash (used in)/provided by investing activities-was an inflow of $111,340,031 in 2023, an outflow of $17.3 million in 2022, and an outflow of $19.2 million in 2021.

In 2023, net cash provided by investing activities mainly consisted of $80.1 million in proceeds from the sale of vessels, $26.5 million from time deposits that matured and a $4.7 million return of investment from one of our joint ventures related to the sale of the Eco Evoluzione.

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

In 2021, net cash used in investing activities consisted of $25.2 million related to the delivery of one newbuilding LPG vessel, the Eco Blizzard, offset by proceeds of $7.8 million from the sale of Gas Imperiale, and $3.3 million invested for the acquisition of one newbuilding 40,000 cbm LPG carrier, which was delivered in December 2023 to the JV arrangement established in early 2020, and in which we hold an equity participation of 51%. The $3.3 million consisted of the exercise of a purchase option and the reimbursement of a yard installment both towards a related party, offset by a $1.5 million dividend received from our JV arrangement.

Net cash used in financing activities-Net cash used in financing activities was $174.2 million for the year ended December 31, 2023, consisting primarily of $154.9 million of loan repayments and $19.1 million of stock repurchases. Net cash used in financing activities was $25.9 million for the year ended December 31, 2022, consisting primarily of $83.6 million of loan repayments offset by proceeds of $59.4 million provided by bank borrowings. Net cash used in financing activities was $29.1 million for the year ended December 31, 2021, consisting primarily of $173.0 million of loan repayments, $150.7 million provided by bank borrowings and $4.7 million used in relation to the spin-off of four of our tankers, that was retained by Imperial Petroleum.

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

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $123.5 million, net of deferred finance charges of $0.6 million, as of December 31, 2023, which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 9 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
December 21, 2021	$7.53	Jan 2028	Quarterly	$0.21	$3.96	Eco Invictus
	$7.86	Jan 2028	Quarterly	$0.29	$2.89	Gas Husky
	$7.86	Jan 2028	Quarterly	$0.29	$2.89	Gas Esco
	$8.04	Jan 2028	Quarterly	$0.21	$4.48	Eco Universe
May 18, 2016	$21.23	Dec 2025	Quarterly	$0.52	$16.57	Eco Ice
March 1, 2017	$20.93	Jan 2026	Quarterly	$0.63	$15.86	Eco Arctic
	$21.41	Apr 2026	Quarterly	$0.63	$15.74	Eco Freeze
August 5, 2021	$3.62	Aug 2026	Quarterly	$0.29	$0.40	Gas Elixir
	$9.03	Aug 2026	Quarterly	$0.30	$5.78	Eco Nical
	$9.12	Aug 2026	Quarterly	$0.28	$5.99	Eco Dominator
	$3.85	Aug 2026	Quarterly	$0.27	$0.91	Gas Myth
	$3.64	Aug 2026	Quarterly	$0.29	$0.44	Gas Cerberus

The interest rates on the outstanding loans as of December 31, 2023 are based on SOFR plus a margin and vary from 1.85% to 2.15%. The average interest rates (including the margin) on the above outstanding loans were 7.07% for the year ended December 31, 2023 and 4.20% for the year ended December 31, 2022. As of December 31, 2023, $42.5 million of our outstanding loans were covered by interest rate swap agreements paying fixed rates ranging from 1.49% to 2.74% and received floating rates based on SOFR.

In January 2024, we drew down, in two tranches, an aggregate of $70.0 million under a loan agreement relating to the financing of two newbuilding vessels upon the delivery of these vessels to us.

In February, 2024 the outstanding loan of $29.3 million related to all the vessels in the credit facility with issue date August 5, 2021 was repaid.

As of April 1, 2024, 18 of our vessels, out of the 27 vessels in our fleet (excluding JV vessels), were unencumbered.

Financial Covenants

Our credit facilities, as of December 31, 2023, contain financial covenants requiring us to:

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

•

to maintain on a monthly basis a cash balance amounting to $659,137 representing a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance amounting to $5,893,721 in the earnings account with the relevant banks.

We are also required to maintain at the end of each quarter a free cash balance of $10,000,000.

Some of our current loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, Harry Vafias, together with his immediate family, ceased to exert significant influence over our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, some of our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period.

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

After a difficult period following the global financial crisis we saw some improvement from the fourth quarter of 2011 to the third quarter of 2014, LPG charter rates subsequently declined sharply, due largely to the dramatic decline in oil prices, and after reasonable improvement between the second half of 2017 and the first quarter of 2019, again declined, having been negatively impacted by the decrease in global demand for energy resulting from the COVID-19 pandemic. Beginning in the second half of 2021 charter rates saw an improvement as demand for LPG rebounded with seasonal variations. Since 2022 charter rates have been gradually rising reaching multi-year highs in the first quarter of 2024. Charter rates improved during 2023, and for example were approximately $275,000 per month, for a small vessel trading West of Suez, in December 2023 compared to approximately $255,000 per month in December 2022. Similarly charter rates improved during 2023 in the larger segments and for example were approximately $900,000 per month for a handysize vessel in December 2023 compared to approximately $765,000 per month in December 2022. Although prospects for the small and handysize LPG segment currently appear favorable mid and long term, as the order book for 2024 and the next couple of years is negligible, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Charter rates for MGC vessels also did rise during 2023 as a result of increasing demand for seaborne transportation. However, the orderbook for MGC vessels is higher compared to the small and handysize vessels, particularly starting from 2025 onwards. Global financial conditions remain volatile and may negatively impact demand for seaborne transportation of LPG, it is only in the first quarter of 2023 that the largest consumer of LPG, China, lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions as it may push economies into recession. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased particularly as European countries sought to secure supplies further afield especially from the United States, is uncertain. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the most of 2021, also impacts demand for seaborne transportation of LPG. A surge in the price of oil, like the one the one witnessed in early 2022 as well as recently, should under normal circumstances positively impact seaborne transportation of LPG. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG, particularly supply in the United States and the economies of the Middle East, where large quantities are produced, and demand in the Far East and developing countries in Asia, particularly China and India, and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

E. Critical Accounting Estimates

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2023, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that are employed on time charters and revenue estimates based on nine-year historical average rates (base rates) for periods for which there is no charter in place. With regards to operating expenses and utilization rate, these were based on historical trends. Revenue estimates are highly subjective. We believe that the nine-year average historical average rates represent an appropriate estimation of the future revenue rates since they more accurately reflect the earnings capacity of our vessels and because they capture the volatility of the market as they include numerous market highs and lows. Furthermore, they are considered a fair estimate based on past experience.

During 2023, the Company identified and recorded an impairment loss of $2.8 million for three of its vessels, which were agreed to be sold for further trading, one was delivered during 2023 and two were subsequently delivered during January 2024.

During 2022, the Company identified and recorded an impairment loss of $3.1 million for three of its vessels, the Gas Monarch, the Gas Spirit and the Gas Prodigy, which were agreed to be sold for further trading. In addition, as of December 31, 2022, a 100% probability was assigned to the sale of the vessel Gas Galaxy, which was above twenty years of age, and as a result the vessel was recorded at its fair value and an impairment loss amounting to $45,578 was recognized for the year ended December 31, 2022.

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

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2023 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2023, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2023 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	14%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2023 and what we believe the charter-free market values of each of these vessels were as of December 31, 2023, 8 of our 27 owned vessels in the water had current carrying values, above their market values (11 of our 34 vessels in the water as at December 31, 2022). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $12.2 million and $22.7 million as of December 31, 2023 and 2022, respectively. However, we believe that with respect to each of these 8 vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2024, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	46	President, Chief Executive, Chief Financial Officer and Class III Director	2004	2024
Michael G. Jolliffe	74	Chairman of the Board, Class II Director	2004	2025
Markos Drakos	64	Class I Director	2006	2026
John Kostoyannis	58	Class II Director	2010	2025

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He is also Chief Executive Officer and Chairman of Imperial Petroleum Inc. following its spin-off from the Company and Nasdaq listing in December 2021, and the Non-Executive Chairman of C3is Inc. following its spin-off from Imperial Petroleum and Nasdaq listing in June 2023. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

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

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics. Mr. Kostoyannis has also been a member of the Board of Directors of Imperial Petroleum Inc. and C3is Inc., which are both listed on the Nasdaq Capital Market, since November 2021 and June 2023, respectively.

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Chief Technical Officer. The aggregate of such cash compensation for the years ended December 31, 2021, 2022 and 2023 were $1.0 million, $0.9 million and $1.0 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “-Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2022. In 2021, we granted restricted shares and stock options, including to our officers and directors, and in 2023 we granted restricted shares and stock options to our chief executive officer and restricted shares to our independent directors, each as described below under “—Equity Compensation Plan.” We recognized share-based compensation expense of $0.6 million, $0.6 million and $2.6 million in 2021, 2022 and 2023, respectively. In 2023, of these amounts, $2.4 million related to stock awards to officers and $0.65 million related to stock awards to non-employee directors.

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

At December 31, 2023 and April 1, 2024, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2023, the full Board of Directors held four meetings, and also acted by written consent. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2023.

To promote open discussion among the independent directors, a majority of the directors met four times in 2023 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2024, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis; the Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis; and the Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.

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

•	in case of unexpected unavailability, reviewing with the Board the Company’s succession plan for the Chief Executive Officer and other executive officers, including plans for emergency succession;

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

As of December 31, 2023, 463 officers and crew members served on board the fully owned vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2024 Equity Compensation Plan, which was adopted in April 2024 and is administered by our Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

The 2024 Equity Compensation Plan replaced the 2015 Equity Compensation Plan, under which we will not grant any additional shares. In May 2021, we awarded (1) 250,000 restricted shares of common stock to our Chief Executive Officer with a vesting date of May 26, 2022 for 125,000 such shares and May 26, 2023 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of the Company’s Common Stock at an exercise price per share equal to $2.99, the closing price of the Company’s Common Stock on May 26, 2021 and an option expiration date of May 25, 2031, with a vesting date of May 26, 2022 for 125,000 such option shares and May 26, 2023 for 125,000 such option shares. In May 2021, we also granted an aggregate of 26,000 restricted shares of common stock to our independent directors, and an aggregate of 67,744 restricted shares of common stock to employees and service providers. In February 2023, we awarded (1) 250,000 restricted shares of common stock to our Chief Executive Officer with a vesting date of February 21, 2024 for 125,000 such shares and February 21, 2025 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of the Company’s Common Stock at an exercise price per share equal to $2.85, the closing price of our common stock on February 21, 2023 and an option expiration date of February 21, 2033, with a vesting date of February 21, 2024 for 125,000 such option shares and February 21, 2025 for 125,000 such option shares. In February 2023, we also granted an aggregate of 27,000 restricted shares of common stock to our independent directors and an aggregate of 7,000 restricted shares of common stock to employees and service providers, 50% of which are scheduled to vest in February 2024 and 50% in February 2025. In May 2023, we granted our Chief Executive Officer 449,000 restricted shares of common stock with a vesting date of November 24, 2023. On December 8, 2023, we granted to our Chief Executive Officer, as compensatory awards, (1) 559,000 restricted shares of Common Stock with a vesting date of December 8, 2024 for 279,500 such shares and December 8, 2025 for 279,500 such shares, and (2) options exercisable to acquire 290,000 shares of Common Stock at an exercise price per share equal to $6.43, the closing price of the Common Stock on December 8, 2023, and an option expiration date of December 8, 2033, and with a vesting date of December 8, 2024 for 145,000 such option shares and December 8, 2025 for 145,000 such option shares, as well as (i) 254,000 restricted shares and 1,000 options to acquire shares of common stock to employees of our manager and (ii) an aggregate of 20,000 restricted shares and 8,000 options to acquire shares of common stock to our independent directors, with the same vesting and exercise prices, as applicable, as the awards granted to our Chief Executive Officer. No equity awards were made in the year ended December 31, 2022. On April 23, 2024, we granted (1) 250,000, 35,000 and 240,247 shares of restricted Common Stock to our Chief Executive Officer, non-employee directors and employees of our manager providing services to the Company, respectively, 50% of which vest on April 23, 2025 and 50% of which vest on April 23, 2026, subject to satisfaction of the time-based vesting terms, and (2) options to purchase 100,000, 20,000 and 3,000, shares of common stock granted to our Chief Executive Officer, non-employee directors, and employees of our manager providing services to the Company, respectively, each at an exercise price equal to $6.01, the closing price of our common stock on Nasdaq on April 23, 2024, and 50% of which vest on April 23, 2025 and 50% of which vest on April 23, 2026.

Awards with respect to an aggregate of 3,621,612 shares of our common stock were granted under the 2015 Plan from its adoption in 2015 through the date of this annual report and awards with respect to 555,479 shares of our common stock were granted under our 2007 Equity Compensation Plan from its adoption in 2005 to its expiration in August 2015. No additional awards can be granted under our 2007 Plan. Under Nasdaq rules, we may, consistent with Marshall Islands law, adopt new equity compensation plans without the approval of stockholders.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2024 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2024 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 36,741,272 shares of common stock outstanding as of April 1, 2024, giving effect to the grant of 525,247 restricted shares of common stock under our 2015 Equity Plan on April 23, 2024. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Flawless Management Inc.(1)	7,105,453	19.3%
Glendon Capital Management L.P.(2)	5,906,056	16.1%
Renaissance Technologies LLC(3)	2,122,186	5.8%
TowerView LLC(4)	2,000,000	5.4%

Executive Officers and Directors
Harry N. Vafias(1)(5)	10,728,089	29.2%
Michael G. Jolliffe	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (four persons)	10,894,029	29.7%

*	Less than 1%.
(1)

According to Amendment No. 5 to Schedule 13D jointly filed with the SEC on December 8, 2023 by Flawless Management Inc., Arethusa Properties Ltd. and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares owned by Flawless Management Inc. and Harry N. Vafias, and 586,020 shares beneficially owned by Arethusa Properties Ltd. and Harry N. Vafias.

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

(3)

According to a Schedule 13G Schedule 13G jointly filed by and on behalf of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation, which is the majority owner of Renaissance Technologies LLC, on February 13, 2024.

(4)	According to a Schedule 13D filed by TowerView LLC and Daniel R. Tisch on December 6, 2022.
(5)

Includes 934,000 restricted shares outstanding as of the date hereof and excludes 515,000 shares issuable upon exercise of unvested stock options. Of these restricted shares, 279,500 vest on December 8, 2024, 125,000 vest on February 21, 2025, 125,000 vest on April 23, 2025, 279,500 vest on December 8, 2025 and 125,000 vest on April 23, 2026. Of these stock options, 145,000 vest on December 8, 2024, 125,000 of which vest on February 21, 2025, 50,000 vest on April 23, 2025, 145,000 vest on December 8, 2025 and 50,000 vest on April 23, 2026. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2024, we had approximately 20 shareholders of record. Three of the stockholders of record were located in the United States and held in the aggregate 26,084,402 shares of common stock representing approximately 72.0% of our outstanding shares of common stock. However, the three United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 26,184,096 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime may subcontract the technical management of some of our LPG carriers to Brave Maritime the fees for which technical management services are paid by Stealth Maritime out of the fees we pay to it as described below. None of our vessels is currently subcontracted to Brave Maritime.

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

Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2021, 2022 and 2023, these crew management fees were $0.9 million, $0.9 million and $0.8 million, respectively. As of April 1, 2024, 31 vessels (including JVs) were being manned by Hellenic Manning Overseas Inc.

In the years ended December 31, 2023, 2022 and 2021, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For three LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime. Management fees for the years ended December 31, 2021, 2022 and 2023 were $5.8 million, $5.2 million and $4.5 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2021, 2022 and 2023 we paid $0.12 million, $0.12 million and $0.11 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2021, 2022 and 2023, total brokerage commissions of 1.25% amounted to $1.9 million, $1.9 million and $1.8 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses-related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2021, 2022 and 2023, the amounts of $0.3 million, nil, and nil , respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.

Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.

For the years ended December 31, 2021, 2022 and 2023, the amounts of $0.08 million, $0.12 million and $0.7 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net loss on sale of vessels”. For the years ended December 31, 2021, 2022 and 2023, commission expenses relating to vessels held for sale of $0.1 million, $0.1 million and $0.4 million, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2021, 2022 and 2023, such compensation was in the aggregate amount of $1.0 million, $0.9 million, and $1.0 million respectively.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2022 and at December 31, 2023 was a liability of $2.5 million and a liability of $0.9 million, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with entities that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to a liability of nil and $0.01 million, as of December 31, 2022 and 2023, respectively, mainly representing revenues collected by us on behalf of these entities. For the entities under our second joint venture arrangement in which we own 51% equity interest the current account balance as of December 31, 2022 and 2023 was nil and nil, respectively.

On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000. We have also entered into an agreement with Brave Maritime for the supervision of the construction of the three 40,000 cbm newbuilding vessels, one of which was delivered in December 2023 to one of our JVs and two of which were delivered to us in January 2024, for a fixed fee of $550,000 per vessel.

For the years ended December 31, 2021, 2022 and 2023, the supervision fees amounted to $0.2 million, nil, and nil respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from Stealth Maritime. In the years ended December 31, 2021, 2022 and 2023, we made lease payments of $97,726, $88,326 and $104,167, respectively. The lease rate for 2024 is €96,000 per year as per renewed contract effective from January 3, 2023.

Vessel Acquisitions

On May 18, 2021, we entered into an option agreement for $1.95 million with companies affiliated with members of the Vafias family for the acquisition of a 51% equity stake in one 40,000 cbm LPG vessel under construction, which was delivered in the fourth quarter of 2023. We subsequently exercised this option on August 21, 2021 and additionally paid $1.4 million for the acquisition of the 51% equity stake. This vessel is included in our JV agreement (and the remaining 49% equity stake is held by our joint venture partner).

In July 2022, we entered into an agreement with companies affiliated with members of the Vafias family for the acquisition of two 40,000 cbm newbuilding Medium Gas Carriers for $117 million. Each of the vessels were constructed in Korea and delivered to us in January 2024.

JV Loan Guarantees

We have guaranteed to the respective lenders the performance of two loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. Total outstanding loan balances of these entities as of December 31, 2022 and 2023 amounted to $31.3 million and $34.0 million, respectively. With regards to the guarantee provided for the loan agreement entered into by one of these entities, in June 2023, the loan was completely repaid and was replaced by a new loan agreement in October 2023 related to the delivery of the Eco Sorcerer, whereby we guarantee 51% of the outstanding loan balances of this entity and the joint venture party owning 49% equity interest in this entity has provided a guarantee amounting to 49% of the outstanding loan balances of this entity. Total outstanding loan balances of this entity as of December 31, 2022 and 2023 amounted to $22.9 million and $27.0 million, respectively.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 45,343,428 shares were issued, including 9,201,102 shares repurchased by the

Company and held as treasury stock, and 36,142,326 shares outstanding and fully paid as of December 31, 2023 and 9,252,302 shares repurchased by the Company and held as treasury stock, and 36,216,126 shares outstanding and fully paid as of April 1, 2024 (an additional 525,247 restricted shares of common stock were granted under the 2015 Equity Plan on April 23, 2024). All of our shares of stock are in registered form.

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

Under the terms of our existing credit facilities, we are generally permitted to declare or pay cash dividends in any twelve-month period as long as the amount of the dividends and share repurchases do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information-Risk Factors-Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

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

C. Material Contracts

We refer to “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party.

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

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Liberia and the Marshall Islands, the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect to income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 29.2% of our shares of common stock as of April 1, 2024, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

We do not believe that we were a PFIC for 2023. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2023. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2023 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2023, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2023 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2023, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC. We may elect to provide such information on our website.

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

Our risk management policy

Our primary market risks relate to adverse movements in freight rates for our LPG carriers and any declines that may occur in the value of our assets which are made up primarily of LPG carriers. Our policy is to also continuously monitor our exposure to other business risks, including counter party risks related to our charterers, the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on SOFR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2023 and 2024. The swap valuations in the table presented below are presented from the Company’s perspective.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2023 (in millions)	Notional Amount December 31, 2023 (in millions)	Estimated Notional Amount December 31, 2024 (in millions)
Swap 1	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar SOFR	$0.7	$21.2	$19.2
Swap 2	February 5, 2022	June 30, 2026	$28.1	1.49%	3 month U.S. dollar SOFR	$1.1	$21.3	$17.4
Total						$1.8	$42.5	$36.6

During 2023 as we repaid part of our indebtedness, we closed $50.0 million notional amount of swaps we had previously entered into, and received $3.9 million compensation in aggregate from the respective counterparties, being the fair value of the swaps at the time of closing. In February 2024, as part of further debt repayment, we closed Swap 2 of the table above, and received compensation of $1.0 million, being the fair value of the swap at the time of closing. As of December 31, 2023, total bank indebtedness of the Company was $124.1 million, of which $42.5 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2023, we paid fixed rates ranging from 1.49% to 2.74% and received floating rates based on SOFR under our floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2023, and our interest swap arrangements as of December 31, 2023, a hypothetical one percentage point increase in relevant interest rates (three month U.S. dollar SOFR) would have increased our interest expense, on an annualized basis, by approximately $1.3 million (2022: $2.0 million) for the year ended December 31, 2023.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 20.6% of our expenses in currencies other than U.S. dollars in 2023 (2022: 16.3%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2024 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2023, management used the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2023 the Company’s internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023 which is reproduced in its entirety in Item 15(c) below.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 26, 2024 expressed an unqualified opinion on those financial statements.

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

April 26, 2024

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2023.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an Independent Registered Public Accounting Firm, has audited our annual financial statements for fiscal years ended 2021, 2022 and 2023, acting as our independent auditor since our inception in 2004. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2022 and 2023 and breaks down these amounts by the category of service (in thousands):

	2023	2022
Audit fees	$308	$326
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	$308	$326

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) services provided in 2022 in connection with the issuance of consents and assistance with and review of documents filed with the SEC.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2023 and 2022.

(3) Tax Fees

Deloitte did not provide any tax services in 2023 and 2022.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2023 and 2022.

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

On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15 million of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million. As of April 1, 2024, 3,927,055 shares of common stock had been repurchased for an aggregate of $19.4 million, with the average purchase price of $4.95 per share.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through March 1, 2024. All purchases, other than the repurchase of 2,000,000 shares of common stock for $10.2 million in a negotiated repurchase in October 2023, have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
June 2023	167,824	$3.85	167,824	$14,354,217
July 2023	649,917	$4.54	817,741	$11,402,900
August 2023	673,805	$5.05	1,491,546	$7,998,980
September 2023	370,858	$4.95	1,862,404	$6,164,053
October 2023	2,013,451	$5.10	3,875,855	$5,899,307
November 2023	—	—	3,875,855	$5,899,307
December 2023	—	—	3,875,855	$5,899,307
January 2024	—	—	3,875,855	$5,899,307
February 2024	51,200	$6.62	3,927,055	$5,560,619
March 2024	—	—	3,927,055	$5,560,619

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We, however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock, including with respect to equity compensation plans.

Item 16H.	Mine Safety Disclosures

Not Applicable

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J.	Insider Trading Policies.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16K.	Cybersecurity

Risk Management and Strategy

Our company recognizes the importance of safeguarding the security of the computer systems, software, networks, and other technology assets used in our business, both ashore and onboard our vessels.

Our manager, Stealth Maritime, has implemented processes for identifying, assessing, and mitigating cybersecurity risks and, as part of an Enterprise Risk Management, or ERM, process, our manager has implemented a cybersecurity risk management program that is informed by recognized industry standards and frameworks and incorporates elements of the same.

Our manager’s cybersecurity risk management program incorporates a number of components, including, but not limited to, information security policies and operating procedures, periodic information security risk assessments and other vulnerability analyses, and ongoing monitoring of critical risks from cybersecurity threats using automated tools.

Additionally, our manager has implemented a process to conduct cybersecurity awareness training for employees during onboarding and, thereafter, throughout the year, and conducts regular phishing simulations in an effort to raise awareness of spoofed or manipulated electronic communications and other cybersecurity threats.

Our manager maintains a Cybersecurity Incident Response Plan, which is designed to guide responses to cyber incidents, including to mitigate and contain any potential cybersecurity incidents that could affect its systems, network, or data. The Cybersecurity Incident Response Plan identifies the individuals responsible for developing, maintaining, and following procedures related to cybersecurity incident response, including escalation protocols.

As part of our manager’s cybersecurity risk management program, all processes around third-party vendor risk management are maintained, including a framework for managing third-party information security risks.

Governance

Our Board of Directors has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board of Directors is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by the IT function and other functions as needed.

The key individuals responsible for the overall assessment and day-to-day management of material risks from cybersecurity threats include the head of Information Technology and chief executive officer at our manager Stealth Maritime. Our manager’s current head of IT possesses approximately 26 years of experience with information technology and cybersecurity risk management programs.

Our manager’s chief executive officer alongside our senior management, provide quarterly reports to the Board of Directors covering cybersecurity and other information technology risks affecting us. These reports may include reviewing our manager’s current infrastructure and the status of key cybersecurity initiatives, including the status of ongoing mitigation efforts, providing insights into the latest cybersecurity threats, and discussing any recent security incidents impacting similarly-situated companies. In the event of a cybersecurity incident, we have implemented a process in which our Chief Executive Officer would report such incident to our board of directors if the incident is determined to present critical risk to us.

Although risks from cybersecurity threats have not to date materially affected us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to the data and systems used in our business. See “Item 3.D. Risk Factors—Relating to Our Industry— A cyber-attack could materially disrupt our business”.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities (7)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

4.4	Contribution Agreement with Imperial Petroleum Inc.(6)

4.5	2024 Equity Compensation Plan

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

Number	Description

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.
(6)	Previously filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.
(7)	Previously filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer

Date:	April 26, 2024

StealthGas Inc.
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive (loss)/income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Vessel Impairment – Future Charter Rates for Vessels with Impairment Indicators — Refer to Note 2 of the consolidated financial statements
Critical Audit Matter Description
The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be considered to be recoverable. As of December 31, 2023, 8 out of 27 vessels had an impairment indication. During the year ended December 31, 2023, the Company recognized an impairment loss of $2.8 million relating to 3 LPG vessels, 2 of which have been classified as held for sale as of December 31, 2023 and 1 which was sold during 2023.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by performing an analysis of the anticipated undiscounted future net cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessel’s current contracted charters, and an estimated daily time charter rate for the unchartered period using the most recent nine-year historical time charter average for the vessel class. These assumptions are based on historical trends that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.
We identified future charter rates for Vessels with Impairment Indicators used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future charter rates for Vessels with Impairment Indicators utilized in the undiscounted future cash flows included the following:

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
26
, 2024
Athens, Greece
We have served as the Company’s auditor since 2005.

StealthGas Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2022	December 31, 2023

Assets
Current assets
Cash and cash equivalents		55,770,823	77,202,843
Short-term investments		26,500,000	—
Trade and other receivables		4,630,536	4,506,741
Other current assets	14	270,514	130,589
Claims receivable		182,141	55,475
Inventories	4	3,064,011	1,979,683
Advances and prepayments		681,413	1,409,418
Restricted cash		2,519,601	659,137
Assets held for sale	6	11,107,182	34,879,925

Total current assets		104,726,221	120,823,811

Non current assets
Advances for vessels’ acquisitions	3,5	23,400,000	23,414,570
Operating lease right-of-use assets	18	—	99,379
Vessels, net	3,6	628,478,453	504,295,083
Other receivables		162,872	48,040
Restricted cash		10,864,520	5,893,721
Investments in joint ventures	7	46,632,720	39,671,603
Deferred finance charges		165,666	1,105,790
Fair value of derivatives	10	7,102,855	1,858,677

Total non current assets		716,807,086	576,386,863

Total assets		821,533,307	697,210,674

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	2,476,663	955,567
Trade accounts payable		11,838,243	9,953,137
Accrued and other liabilities	8	6,923,992	5,681,144
Operating lease liabilities	18	—	71,173
Deferred income		5,234,978	5,386,126
Current portion of long-term debt	9	30,083,806	16,624,473

Total current liabilities		56,557,682	38,671,620

Non current liabilities
Operating lease liabilities	18	—	28,206
Deferred income		21,451	1,928,712
Long-term debt	9	247,028,823	106,918,176

Total non current liabilities		247,050,274	108,875,094

Total liabilities		303,607,956	147,546,713

Commitments and contingencies	17
Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized, 43,527,428 shares issued and 38,202,181 shares outstanding at December 31, 2022 and 45,343,428 shares issued and 36,142,326 shares outstanding at December 31, 2023 with a par value of $0.01 per share		435,274	453,434
Treasury stock, 5,325,247 at December 31, 2022 and 9,201,102 at December 31, 2023 with a par value of $0.01 per share		(25,373,380)	(44,453,836)
Additional paid-in capital		443,620,122	446,938,868
Retained earnings		94,056,852	145,993,681
Accumulated other comprehensive income		5,186,483	731,814

Total stockholders’ equity		517,925,351	549,663,961

Total liabilities and stockholders’ equity		821,533,307	697,210,674

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2021, 2022 and 2023
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2021	December 31, 2022	December 31, 2023
Revenues
Revenues		150,204,527	152,760,888	143,527,769

Total revenues	14	150,204,527	152,760,888	143,527,769

Expenses
Voyage expenses		20,342,186	20,306,407	11,429,716
Voyage expenses – related party	3	1,867,100	1,871,071	1,779,488
Vessels’ operating expenses	15	60,443,813	53,909,328	52,206,248
Vessels’ operating expenses – related party	3,15	1,065,750	1,035,450	911,250
Dry-docking costs		5,285,490	2,954,575	2,641,706
Management fees – related party	3	5,831,900	5,242,990	4,531,920
General and administrative expenses (including $1,126,112, $1,012,829, and $1,074,549 to related party)	3	4,337,013	3,404,141	5,331,029
Depreciation	6	37,125,903	27,814,901	23,707,797
Impairment loss	3,6,10	44,616,214	3,167,034	2,816,873
Net loss/(gain) on sale of vessels	3,6	304,210	408,637	(7,645,781)

Total expenses		181,219,579	120,114,534	97,710,246

(Loss)/Income from operations		(31,015,052)	32,646,354	45,817,523

Other (expenses)/income
Interest and finance costs		(12,678,101)	(12,076,300)	(9,956,712)
Gain on derivatives	10	240,153	1,698,462	237,618
Interest income		26,379	1,098,789	3,712,239
Foreign exchange (loss)/gain		(23,288)	23,373	(190,722)

Other expenses, net		(12,434,857)	(9,255,676)	(6,197,577)

(Loss)/Income before equity in earnings of investees		(43,449,909)	23,390,678	39,619,946
Equity earnings in joint ventures	7	8,326,701	10,862,687	12,316,883

Net (Loss)/Income		(35,123,208)	34,253,365	51,936,829

Earnings/(Loss) per share
Basic	13	(0.93)	0.90	1.38

Diluted	13	(0.93)	0.90	1.37

Weighted average number of shares
Basic		37,858,437	37,961,560	37,166,449

Diluted		37,858,437	37,961,673	37,236,951

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Comprehensive (Loss)/Income
For the Years Ended December 31, 2021, 2022 and 2023
(Expressed in United States Dollars)

	Note	December 31, 2021	December 31, 2022	December 31, 2023
Net (loss)/income		(35,123,208)	34,253,365	51,936,829

Other comprehensive income/(loss)
Effect of cash flow hedges	10	1,848,878	8,290,428	(4,454,669)

Total other comprehensive income/(loss)		1,848,878	8,290,428	(4,454,669)

Total comprehensive (loss)/income		(33,274,330)	42,543,793	47,482,160

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2021, 2022 and 2023
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock		Additional Paid-in Capital		Accumulated Other Comprehensive (Loss)/Income
	Number of Shares	Amount	Number of Shares	Amount		Retained Earnings
	(Note 11)	(Note 11)	(Note 11)	(Note 11)	(Note 11)		(Note 10)	Total
Balance, January 1, 2021	43,183,684	431,836	(5,325,247)	(25,373,380)	499,564,087	94,926,695	(4,952,823)	564,596,415

Issuance of restricted shares and stock based compensation	343,744	3,438	—	—	607,350	—	—	610,788
Distribution of net assets of Imperial Petroleum Inc. to stockholders (Note 1)	—	—	—	—	(57,162,103)	—	—	(57,162,103)
Comprehensive loss for the year	—	—	—	—	—	(35,123,208)	1,848,878	(33,274,330)

Balance, December 31, 2021	43,527,428	435,274	(5,325,247)	(25,373,380)	443,009,334	59,803,487	(3,103,945)	474,770,770

Stock based compensation	—	—	—	—	610,788	—	—	610,788
Comprehensive income for the year	—	—	—	—	—	34,253,365	8,290,428	42,543,793

Balance, December 31, 2022	43,527,428	435,274	(5,325,247)	(25,373,380)	443,620,122	94,056,852	5,186,483	517,925,351

Issuance of restricted shares and stock based compensation	1,566,000	15,660	—	—	2,573,746	—	—	2,589,406
Exercise of stock options	250,000	2,500	—	—	745,000	—	—	747,500
Stock repurchase	—	—	(3,875,855)	(19,080,456)	—	—	—	(19,080,456)
Comprehensive income for the year	—	—	—	—	—	51,936,829	(4,454,669)	47,482,160

Balance, December 31, 2023	45,343,428	453,434	(9,201,102)	(44,453,836)	446,938,868	145,993,681	731,814	549,663,961

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc
.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021, 2022 and 2023
(Expressed in United States Dollars)

	December 31, 2021	December 31, 2022	December 31, 2023
Cash flows from operating activities
Net (loss)/income for the year	(35,123,208)	34,253,365	51,936,829
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	37,125,903	27,814,901	23,707,797
Amortization of deferred finance charges	1,157,804	855,472	1,345,940
Non-cash lease expense	89,638	104,168	99,379
Share based compensation	610,788	610,788	2,589,406
Change in fair value of derivatives	(240,153)	(1,964,307)	789,509
Equity earnings in joint ventures	(8,326,701)	(10,862,687)	(12,316,883)
Dividends received from joint ventures	—	9,486,900	14,589,215
Impairment loss	44,616,214	3,167,034	2,816,873
Net loss/(gain) on sale of vessels	304,210	408,637	(7,645,781)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(977,005)	(2,675,772)	238,627
Other current assets	10,624	28,470	139,925
Claims receivable	57,895	(500,249)	—
Inventories	644,079	(819,065)	1,365,189
Changes in operating lease liabilities	(89,638)	(104,168)	(99,379)
Advances and prepayments	(100,482)	(43,532)	(728,005)
Increase/(decrease) in
Balances with related parties	(3,231,923)	2,185,408	(1,532,943)
Trade accounts payable	262,569	3,328,208	(1,813,377)
Accrued liabilities	557,086	1,775,447	(100,515)
Deferred income	3,690,981	(486,805)	2,058,409

Net cash provided by operating activities	41,038,681	66,562,213	77,440,215

Cash flows from investing activities
Insurance proceeds	—	380,760	126,666
Vessels’ acquisitions, advances for vessels under construction and improvement of vessels	(25,224,746)	(24,230,937)	(85,201)
Proceeds from sale of vessels, net	7,795,790	25,027,379	80,109,781
Increase in short-term investments	—	(26,500,000)	—
Maturity in short-term investments	—	—	26,500,000
Investment in joint ventures	(3,348,675)	—	—
Return of investments from joint ventures	1,530,000	8,066,100	4,688,785

Net cash (used in)/provided by investing activities	(19,247,631)	(17,256,698)	111,340,031

Cash flows from financing activities
Proceeds from exercise of stock options	—	—	747,500
Stock repurchase	—	—	(19,080,456)

	December 31, 2021	December 31, 2022	December 31, 2023
Deferred finance charges paid	(1,463,766)	(534,600)	(988,165)
Advances from joint ventures	—	4,428,713	11,847
Advances to joint ventures	—	(5,565,396)	—
Customer deposits paid	(600,000)	—	—
Loan repayments	(173,012,428)	(83,579,825)	(154,870,215)
Proceeds from long-term debt	150,650,000	59,400,000	—
Cash retained by Imperial at spin-off	(4,704,521)	—	—

Net cash used in financing activities	(29,130,715)	(25,851,108)	(174,179,489)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(7,339,665)	23,454,407	14,600,757
Cash and cash equivalents and restricted cash at beginning of year	53,040,202	45,700,537	69,154,944

Cash and cash equivalents and restricted cash at end of year	45,700,537	69,154,944	83,755,701

Cash breakdown
Cash and cash equivalents	31,304,151	55,770,823	77,202,843
Restricted cash, current	2,198,775	2,519,601	659,137
Restricted cash, non-current	12,197,611	10,864,520	5,893,721

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	45,700,537	69,154,944	83,755,701

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	8,607,590	9,760,448	14,695,487
Non cash investing activity – Vessels	217,570	135,481	63,752
Non cash financing activity – Deferred finance charges	—	165,666	985,833
Distribution of net assets of Imperial Petroleum Inc. to stockholders (Note 1)	57,162,103	—	—

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2023 owned a fleet of twenty-seven liquified petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
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
During 2021, 2022 and 2023, the following charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2021	2022	2023
A	—	16%	20%
B	—	—	14%
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
non-current
assets.
Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible
accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the years ended December 31, 2021 and 2022. For the year ended December 31, 2023 a provision of $0.3 million was recorded.
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
Vessels, net:
Vessels are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (in itial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the vessels and to the attached time charters on the basis of their relative fair values. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to revenues over the remaining term of the charter.

Impairment of Vessels:
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
Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that are employed on time charters and when there is no charter in place the estimates based on historical average rates. An impairment loss was identified and recorded for the years ended December 31, 2021, 2022 and 2023 (Note 6).
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
A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time
as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.
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
Equity Compensation Plan:
Share-based compensation includes vested and
non-vested
shares and share options granted to employees of the Company, to employees of the Manager and to non-employee
directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the closing price of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested
shares on the grant date and the total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value of share option grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 12).

Stock repurchases
:
The Company records the repurchase of its common shares at cost. The Company’s common shares repurchased for retirement are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.
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
Derivatives
: The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. The Company designates its derivatives based on guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met. The Company classifies settlement payments/receipts as operating activities within the statement of cash flows.
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
The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income” in equity, while the ineffective portion, if any, is recognized immediately in current period earnings within “Interest and finance costs”.
The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income within “Interest and finance costs”. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year within “Interest and finance costs”.
(ii)
Other Derivatives
: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings within “Gain on derivatives”.
Investments in joint ventures:
The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of suc
h invest
ments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of operations.
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
The Company elected the practical expedient of ASC 842 that allowed for time charter-in
contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use
assets and lease liabilities recognized in the consolidated balance sheet. The Company recognizes the operating lease right-of-use
assets and the corresponding lease

liabilities in the consolidated balance sheet for time
charter-in
contracts and the agreement to
lease
office space with a lease term of more than one year at the commencement of the lease.
Recent Accounting Pronouncements:
In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company does not believe that the adoption of this accounting standard will have a material effect on these financial statements and related disclosures.
3. Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (except for two
vessels for which a fixed daily fee of $280 was charged by the Manager as part of the services are provided by a third party manager) or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. The Manager has subcontracted the technical management of some of the vessels to a ship-management company, Brave Maritime Corp. Inc. (“Brave”), which is affiliated with members of the family of the Company’s Chief Executive Officer. This company provides technical management to the Company’s vessels for a fixed annual fee per vessel which is paid by the Manager. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount
of $500 is charged for each additional day (the “Superintendent fees”).
The Manager provides crew management services to the Company’s vessels (except for two
vessels managed by a third party manager). These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. For the years ended December 31, 2021, 2022 and 2023, the amounts of $0.3 million, nil, and nil, respectively, were capitalized to the cost of the vessels. The commission fees relating to vessels sold (“Commissions – vessels sold”) and the assets held for sale (“Commissions – assets held for sale”) are included in the consolidated statement of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Chief Technical Officer (the “Executive compensation”).
The current account balance with the Manager at December 31,
2022
and at December 31,
2023
was a liability of $2,476,663 and a liability of $943,720, respectively. The balance mainly represents payments made by the Manager on behalf of the ship-owning companies, net of cash advances provided to the Manager.

Furthermore, the current account balance with entities that the Company owns 50.1% equity interests (Note 7) amounted to a liability of nil and $11,847 as of December 31, 2022 and 2023, respectively. The liability mainly represents revenues collected by the Company on behalf of these entities.
The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”) (Note 18).
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2021	2022	2023
Management fees	Management fees – related party	5,831,900	5,242,990	4,531,920
Brokerage commissions	Voyage expenses – related party	1,867,100	1,871,071	1,779,488
Superintendent fees	Vessels’ operating expenses – related party	117,000	120,000	110,500
Crew management fees	Vessels’ operating expenses – related party	948,750	915,450	800,750
Commissions – vessels sold	Net loss/(gain) on sale of vessels	81,000	120,250	728,150
Commissions – assets held for sale	Impairment loss	125,000	108,000	353,400
Executive compensation	General and administrative expenses	1,028,386	924,503	970,382
Rental expense	General and administrative expenses	97,726	88,326	104,167
On May 18, 2021, the Company entered into an agreement with Brave for the acquisition of a call option to acquire 51% interests in Gas Enterprises International Inc. with an exercise price of $1,398,675. The Company paid to Brave an option premium of $1,950,000. The option was exercised in 2021 and Gas Enterprises International Inc. was contributed by its owners to MGC Agressive Holdings Inc. (Note 7). Gas Enterprises International Inc. had an LPG vessel under construction which was delivered in 2023.
During July 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two LPG vessels for a total cost of $117 million
. Advances paid for the acquisition of these vessels amounted to $23,400,000 as
of December 31, 2022 and 2023 (Note 5). Both vessels, the Eco Oracle and the Eco Wizard, were delivered to the Company in January 2024. The Company paid to Brave a supervision fee of $550,000 per vessel in accordance with the agreement between the Company and Brave for the supervision of the construction of the two vessels.
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2022	2023
Bunkers	1,386,265	746,147
Lubricants	1,677,746	1,233,536

Total	3,064,011	1,979,683

5. Advances for Vessels’ Acquisitions
For the years ended December 31, 2022 and 2023, the movement of the account, advances for vessels’ acquisitions was as follows:

Balance, December 31, 202 1	—
Advances for vessels’ acquisitions	23,400,000

Balance, December 31, 2022	23,400,000
Other capitalized expenses	14,570

Balance, December 31, 2023	23,414,570

The amount of $23,400,000 paid during
2022
represents total advances paid to related parties for the acquisition of the vessels Eco Oracle and Eco Wizard (Note 3).
6. Vessels, net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	872,676,077	(191,338,924)	681,337,153

Additions	748,848	—	748,848
Impairment loss	(22,779,899)	19,612,865	(3,167,034)
Disposals	(12,046,017)	—	(12,046,017)
Transfer to Assets held for sale	(10,579,596)	—	(10,579,596)
Depreciation for the year	—	(27,814,901)	(27,814,901)

Balance, December 31, 2022	828,019,413	(199,540,960)	628,478,453

Additions	—	—	—
Impairment loss	(15,722,992)	12,906,119	(2,816,873)
Disposals	(78,933,759)	15,908,259	(63,025,500)
Transfer to Assets held for sale	(34,633,200)	—	(34,633,200)
Depreciation for the year	—	(23,707,797)	(23,707,797)

Balance, December 31, 2023	698,729,462	(194,434,379)	504,295,083

On
May 31, 2021, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Loyalty” to an unaffiliated third party for a total of $12,500,000. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2021 amounted to $1,125,243. The Company decided to dispose the vessel “Eco Loyalty” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on February 22, 2022. The Company realized an aggregate gain from the sale of this vessel of $27,496 which is included in the Company’s consolidated statement of operations under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2022.
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
On July 28, 2021, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Imperiale” to an unaffiliated third party for $8,100,000. The vessel was delivered to her new owners on September 14, 2021. The Company disposed the vessel “Gas Imperiale” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $304,210 which is included in the Company’s consolidated statement of operations under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2021.
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

On February 14, 2022, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Inspiration” to an unaffiliated third party for $9,650,000. The vessel was delivered to her new owners on March 22, 2022. The Company disposed the vessel “Gas Inspiration” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $345,278 which is included in the Company’s consolidated statement of operations under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2022.
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
On November 24, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Prodigy” to an unaffiliated third party for $5,100,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,100,000 less estimated selling expenses of $170,093. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2022 amounted to $2,026,333. The Company decided to dispose the vessel “Gas Prodigy” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 4, 2023.
On December 15, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Spirit” to an unaffiliated third party for $5,700,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,700,000 less estimated selling expenses of $50,311. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2022 amounted to $565,591. An amount of $1,140,000 in connection with this sale was collected in December 2022 and was included under the caption “Accrued and other liabilities” in the consolidated balance sheet as of December 31, 2022. The Company decided to dispose the vessel “Gas Spirit” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 19, 2023 and the Company realized a loss from the sale of this vessel of $23,354 which is included in the Company’s consolidated statement of operations under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2023.
As of December 31, 2022, the vessels Gas Prodigy and Gas Spirit, together with their inventories on board amounting to $527,586, were classified as assets held for sale in the accompanying consolidated balance sheet.
On
February 13, 2023, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Galaxy” to an unaffiliated third party for $2,100,000. The Company disposed the vessel “Gas Galaxy” as the agreed selling price was a suitable opportunity for the Company. This vessel had a net book value, after impairment amounting to $45,578, of $2,100,000 as of December 31, 2022. The vessel was delivered to her new owners on April 4, 2023 and an impairment loss of $57,240 was recognized in the Company’s consolidated statement of operations for the year ended December 31, 2023.
On April 26, 2023, the Company entered into four memorandum of agreements for the disposal of the vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” to an unaffiliated third party for a total of $70,715,000. The vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” were delivered to their new owner on May 26, 2023, June 14, 2023, July 18, 2023 and August 4, 2023 respectively. The Company realized an aggregate gain from the sale of the vessels of $7,669,135 which is included in the Company’s consolidated statement of operations under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2023.
On May 26, 2023, the Company entered into two memorandum of agreements for the disposal of the vessels “Eco Green” and “Eco Dream” to unaffiliated third parties for a total of $35,340,000.
The Company decided to dispose these vessels as the agreed selling price was a suitable opportunity for the Company. The vessel “Eco Green” was delivered to her new owners on January 9, 2024, whereas the vessel “Eco Dream” was delivered to her owners on January 17, 2024. These vessels, together with their inventories on board amounting to $246,725, were classified as assets held for sale as of December 31, 2023 and were recorded at their selling price of $35,340,000 less estimated selling expenses of $706,800. The total impairment charge recognized in the Company’s consolidated statement of operations for the year ended December 31, 2023 amounted to $2,759,553.
As of December 31, 2023, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value.
As of December 31, 2023, 12 vessels with a carrying value of
$282,953,442
(2022:
28
vessels with a carrying value of
$587,404,711) have
been mortgaged as collateral as security to the Company’s bank loans (Note 9).

7. Investments in joint ventures
Details of each of the Company’s joint ventures at December 31, 2022 and 2023 are as follows:

		Proportion of ownership interest held by the Company
Name of joint venture	Principal activity	December 31, 2022	December 31, 2023
Spacegas Inc.	Ownership and operation of the vessel “Gas Defiance”	50.1%	50.1%
Financial Power Inc.	Ownership and operation of the vessel “Gas Shuriken”	50.1%	50.1%
Cannes View Inc	Ownership and operation of the vessel “Gas Haralambos”	50.1%	50.1%
Colorado Oil and Gas Inc.	Ownership and operation of the vessel “Eco Lucidity”	50.1%	50.1%
Frost Investments Corp. Inc.	Ownership and operation of the vessel “Eco Nebula” 1	50.1%	50.1%
MGC Agressive Holdings Inc.	Ownership and operation of the vessels “Eco Evoluzione”* 2 and “Eco Etheral” 3 and “Eco Sorcerer” 4	51.0%	51.0%

1	The vessel Eco Nebula was sold to an unrelated party on August 9, 2022
2	The vessel Eco Evoluzione was sold to an unrelated party on March 29, 2023
3	The vessel Gaschem Bremen was renamed Eco Ethereal on April 18, 2023
4	The vessel Eco Sorcerer was delivered to the fleet on October 6, 2023
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
Below is a table of equity investment activity:

	Year Ended December 31,
	2022	2023
Beginning balance	$53,323,032	$46,632,720
Dividends received	(17,552,999)	(19,278,000)
Equity earnings	10,862,687	12,316,883

Investments in joint ventures	$46,632,720	$39,671,603
As of December 31, 2022 and 2023, the carrying value of the Company’s equity method investments was $1.95 million and $1.93 million, respectively, higher than its interest in the investee’s underlying net assets. This basis difference relates to a vessel that was under construction during 2022 and was delivered in 2023 and will be amortized over the vessel’s useful life.
On December 12, 2023, as a result of the decision of the charterer of the vessel “Eco Ethereal” to exercise its option to acquire the vessel upon expiration of its charter in April 2024, the ship owning company of the vessel entered into a memorandum of agreement for the disposal of its vessel for $43,000,000. A 20% deposit was received by the joint venture on November 8, 2023. The vessel was delivered to her new owners on April 23, 2024.

8. Accrued and Other Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2022	2023
Interest on long-term debt	3,540,755	2,093,401
Administrative expenses	177,551	145,418
Vessel operating and voyage expenses	2,065,686	3,442,325
Proceeds from sale of vessel collected in advance	1,140,000	—

Total	6,923,992	5,681,144

9. Long-term Debt

Term Loans
Issue Date/ Refinancing Date	Maturity Date	Drawn Amount	December 31, 2022	December 31, 2023
January 2021	January 2026	25,000,000	19,645,000	—
January 2021	January 2028	43,800,000	30,893,547	—
May 2016	December 2025	65,650,000	44,635,980	21,234,160
March 2017	April 2026	70,787,500	47,399,991	42,343,739
April 2020	February 2027	34,450,000	30,884,026	—
August 2021	August 2026	60,000,000	50,304,660	29,260,092
December 2021	January 2028	59,400,000	55,224,000	31,279,000

Total			278,987,204	124,116,991

Current portion of long-term debt			30,666,756	16,863,076
Long-term debt			248,320,448	107,253,915

Total debt			278,987,204	124,116,991

Current portion of deferred finance charges			582,950	238,603
Deferred finance charges non-current			1,291,625	335,740

Total deferred finance charges			1,874,575	574,343

Total debt			278,987,204	124,116,991
Less: Total deferred finance charges			1,874,575	574,343

Total debt, net of deferred finance charges			277,112,629	123,542,648

Less: Current portion of long-term debt, net of current portion of deferred finance charges			30,083,806	16,624,473

Long-term debt			247,028,823	106,918,176

Changes in the Company’s outstanding term loans as of December 31, 2022 and 2023 are as follows:
For the year 2022:
In December 2021, the Company entered into a loan agreement of $59,400,000 with a bank in order to refinance certain existing term loans which had an outstanding balance as of December 31, 2021 amounting to $44,666,018. The new term loan was drawn in three tranches during January 2022 and carries interest at Secured Overnight Financing Rate (“SOFR”) plus a margin. Each tranche is repayable in 24 equal quarterly installments and a balloon payment payable together with the last installment in January 2028.
In January 2022, the Company prepaid $6.2 million of the term loan dated January 2021 with original maturity date January 2028 with cash on hand and the related mortgage on the vessel Eco Loyalty was released.
For the year 2023:
In

February 2023, the Company prepaid $5.9 million of the term loan dated August 2021 with original maturity date August 2026 using cash on hand and the related mortgages on the vessels Gas Astrid and Gas Exelero were released.
In March 2023 and in June 2023, the Company prepaid a total of

$
29.7

million of the term loan dated January 2021 with original maturity date
January 2028
using cash on hand and the related mortgages on the vessels Eco Corsair, Eco Royalty, Eco Czar, Eco Nemesis and Eco Elysium were released. Following this loan repayment, the Swaps 5 and 6 (Note 10) were terminated and an amount of $
2.0

million was collected from the respective counterparty.
In March 2023, the Company entered into a loan agreement of
$70,000,000
with a bank in order to finance the acquisition of the vessels Eco Oracle and the Eco Wizard that were acquired from affiliated entities in January 2024 (Note 3). The term loan was fully drawn down in two equal tranches, the first of which was drawn down on January 9, 2024, and the second one was drawn down on January 31, 2024.
The term Loan will be repaid in thirty two quarterly installments plus a balloon payment payable together with the last instalment for each vessel in January 2032.

In
May 2023, the Company prepaid $29.9 million of the term loan dated April 2020 with original maturity date February 2027 using cash on hand and the related mortgages on the vessels Eco Alice and Eco Blizzard were released.
In
May 2023, the Company prepaid $19.2 million of the term loan dated December 2021 with original maturity date January 2028 using cash on hand and the related mortgages on the vessels Eco Enigma and Eco Texiana were released.
In
June 2023, the Company prepaid $18.2 million of the term loan dated
January 2021
with original maturity date January 2026 using cash on hand and the related mortgages on the vessels Eco Steam, Eco Chios and Eco Galaxy were released.

Following this loan repayment, the Swap 4 (Note 10) was terminated and an amount of $1.2 million was collected from the respective counterparty.
In

June 2023, the Company prepaid $
20.3
 million of the term loan dated May 2016 with original maturity date
December 2025
using cash on hand and the related mortgage on the vessel Eco Frost was released.

Following this loan repayment, the Swaps 1 and 3 (Note 10) were terminated and an amount of $0.7 million was collected from the respective counterparty.
In
July 2023, the Company prepaid $8.7 million of the term loan dated August 2021 with original maturity date August 2026 using cash on hand and the related mortgages on the vessel Eco Dream was released.
Furthermore, during 2023 the Company made scheduled principal payments in connection with its term loans amounting to $23.0 million.
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

•
the Company should maintain on a monthly basis a cash balance amounting to $659,137 representing a proportionate amount of the next instalment and relevant interest plus a minimum aggregate cash balance amounting to $5,893,721 in the earnings accounts with the relevant banks as well as a free cash balance of $10,000,000 at the end of each quarter.

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.
The interest rates on the outstanding loans as of December 31, 2023 are based on SOFR plus a margin (2021 and 2022: LIBOR plus a margin) which varies from
1.85% to 2.15%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:
Year ended December 31, 2021: 2.88%
Year ended December 31, 2022: 4.20%
Year ended December 31, 2023: 7.07%
Bank loan interest expense for the above loans for the years ended December 31, 2021, 2022 and 2023 amounted to $8,684,097, $11,446,312 and $13,250,267 respectively. Of these amounts, for the years ended December 31, 2021, 2022 and 2023, the amounts of $20,060, nil and nil respectively, were capitalized as part of advances paid for vessels under construction. Furthermore, a total amount of
$3.9
million that was collected during 2023 relating to the termination of Swaps 1, 3, 4, 5, 6 (Note 10) has been included in interest and finance costs in the consolidated statements of operations for the year ended December 31, 2023.
Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2021, 2022 and 2023, the amortization of deferred financing charges amounted to $1,157,804, $855,472 and $1,345,940 respectively, and is included in interest and finance costs in the consolidated statements of operations.
At December 31, 2023, the Company was in compliance with all of its debt financial covenants.
The annual principal payments to be made, for the abovementioned loans, after December 31, 2023, are as follows:

December 31,	Amount
2024	16,863,076
2025	33,952,596
2026	54,058,319
2027	4,012,000
Thereafter	15,231,000

Total	124,116,991

10. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to two floating-to-fixed
interest rate swaps with various major financial institutions at December 31, 2023 (2022: seven swaps) covering notional amounts aggregating to $42,510,194 at December 31, 2023 (2022: $100,683,377) pursuant to which it pays fixed rates and receives floating rates based on the SOFR (2022: LIBOR). These agreements contain no leverage features. As of December 31, 2023 one derivative contract (2022: six contracts) qualified for hedge accounting since its inception.
The following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2022 and 2023.

	Effective date	Termination date	Fixed Rate (Company pays)	Floating Rate (Company receives)	Fair Value Asset December 31, 2022	Notional Amount December 31, 2022	Fair Value Asset December 31, 2023	Notional Amount December 31, 2023

Swap 1	August 16, 2017	June 21, 2023	2.12%	3-month U.S. dollar SOFR	$536,901	$10,664,750	—	—
Swap 2	April 10, 2018	December 11, 2025	2.74%	3-month U.S. dollar SOFR	$955,139	$23,308,000	$731,814	$21,236,000
Swap 3	February 16, 2019	June 21, 2023	2.89%	3-month U.S. dollar SOFR	$256,813	$10,664,750	—	—
Swap 4	January 21, 2021	June 13, 2023	0.73%	3-month U.S. dollar SOFR	$1,398,984	$11,866,750	—	—
Swap 5	January 21, 2021	March 31, 2023	0.73%	3-month U.S. dollar SOFR	$1,393,330	$11,829,250	—	—
Swap 6	January 21, 2021	March 31, 2023	0.74%	3-month U.S. dollar SOFR	$864,286	$7,197,547	—	—
Swap 7	February 5, 2022	June 30, 2026	1.49%	3-month U.S. dollar SOFR	$1,697,402	$25,152,330	$1,126,863	$21,274,194
Total					$7,102,855	$100,683,377	$1,858,677	$42,510,194
The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated balance sheets, as a component of accumulated other comprehensive income.
Tabular disclosure of financial instruments is as follows:

		December 31,
		2022		2023
Derivatives designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	5,405,453	—	731,814	—

Total derivatives designated as hedging instruments		5,405,453	—	731,814	—

		December 31,
		2022		2023
Derivatives not designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	1,697,402	—	1,126,863	—

Total derivatives not designated as hedging instruments		1,697,402	—	1,126,863	—

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Location of Gain/(Loss)	Year Ended December 31,
Derivatives not designated as hedging instruments	Recognized	2021	2022	2023
Interest Rate Swap — Reclassification from OCI	Gain on derivatives	265,610	—	—
Interest Rate Swap — Change in Fair Value	Gain on derivatives	—	1,697,401	(570,539)
Interest Rate Swap — Realized (expense)/income	Gain on derivatives	(25,457)	1,061	808,157

Total gain on derivatives		240,153	1,698,462	237,618

	Location of (Loss)/Gain	Year Ended December 31,
Derivatives designated as hedging instruments	Recognized	2021	2022	2023
Interest Rate Swap — Realized (expense)/income	Interest and finance costs	(2,183,187)	(126,241)	4,771,235

Total loss on derivatives		(2,183,187)	(126,241)	4,771,235

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges relating to the Company’s interest rate swap contracts and are analyzed as follows:

Unrealized (Loss)/ Income on cash flow hedges
Balance, January 1, 2021	(4,952,823)

Other comprehensive loss before reclassifications	(68,699)
Amounts reclassified from accumulated other comprehensive loss relating to qualifying hedges	2,183,187
Other reclassification adjustments	(265,610)

Balance, December 31, 2021	(3,103,945)

Other comprehensive income before reclassifications	8,164,187
Amounts reclassified from accumulated other comprehensive loss relating to qualifying hedges	126,241

Balance, December 31, 2022	5,186,483

Other comprehensive income before reclassifications	316,566
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(4,771,235)

Balance, December 31, 2023	731,814

Fair Value of Financial Instruments and Concentration of Credit Risk
: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, short-term investments and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance
by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, short-term investments, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents, short-term investments and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being SOFR. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based SOFR swap yield curves. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.
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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2023:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest Rate Swap Agreements	1,858,677	—	1,858,677	—

Total	1,858,677	—	1,858,677	—

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
As a result of the impairment analysis performed as of March 31, 2022, the vessel Gas Monarch (held and used) was written down to its estimated fair value as determined by the Company based on the recent transaction price, resulting in an impairment charge of $529,532. This vessel was sold on May 23, 2022 (Note 6).

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
The vessels Gas Prodigy and Gas Spirit were classified as held for sale as of December 31, 2022 (Note 6) and were recognized at their fair value of $10,800,000 less costs to sell of $220,404. The fair value was determined based on the transaction price, as the sale price was agreed with unaffiliated third parties. Furthermore, as a result of the impairment analysis performed as of December 31, 2022, the vessel Gas Galaxy (held and used) was written down to its estimated fair value as determined by the Company based on the recent transaction price, resulting in an impairment charge of $57,320 (Note 6).

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	35,340,000	—	35,340,000	—	(2,759,553)

Total	35,340,000	—	35,340,000	—	(2,759,553)
The vessels Eco Green and Eco Dream were classified as held for sale as of December 31, 2023 (Note 6) and were recognized at their fair value of
$35,340,000
less costs to sell of $
706,800
. The fair value was determined based on the transaction price, as the sale price was agreed with unaffiliated third parties.
11. Capital Stock, Treasury Stock and Additional
Paid-in
Capital
The amounts shown in the accompanying consolidated balance sheets as additional paid-in
capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

In May 2023, the Company’s Board of Directors authorized the repurchase of up to

$
15,000,000
of shares of the Company’s common stock, and in October 2023 a
$
10,000,000
increase to this repurchase program for a total aggregate amount of
 $
25,000,000
. For the year ended December 31, 2023, the Company completed the repurchase of 3,875,855 common shares paying a total amount of $19,080,456. These shares are held as treasury stock by the Company. During the period from January 1, 2024 to April 26, 2024, 51,200 common shares have been repurchased.
For the years ended December 31, 2021 and 2022, the Company did not make any repurchase of its common shares.
12. Equity Compensation Plan
In 2015 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2007 and expired in 2015 (the “2007 Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of the
Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2023, a total of 555,479 restricted shares had been granted under the 2007 Plan since the first grant in the third quarter of 2007 and 2,174,365 restricted shares and options to purchase 799,000 common shares have been granted under the Plan.
Restricted shares
On May 26, 2021, the Company granted 343,744 of
non-vested
restricted shares under the Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.99 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on May 26, 2022 and the remaining 50% vest ed
on May 26, 2023.
On February 21, 2023, the Company granted 284,000 of
non-vested
restricted shares under the Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.85 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on February 21, 2024 and the remaining 50% vest on February 21, 2025.
On May 24, 2023, the Company granted 449,000 of
non-vested
restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $3.11 which is equal to the market value of the Company’s common stock on that day. These shares vested on November 24, 2023.
On December 8, 2023, the Company granted 833,000 of
non-vested
restricted shares under the Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.43 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on December 8, 2024 and the remaining 50% vest on December 8, 2025.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2021, 2022 and 2023.
The stock based compensation expense for the vested and
non-vested
shares for the years ended December 31, 2021, 2022 and 2023 amounted to $462,508, $462,508 and $2,272,057 respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.

A summary of the status of the Company’s
non-vested
restricted shares as of December 31, 2021, 2022 and 2023, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2021	—	—
Granted	343,744	2.99

Non-vested, December 31, 2021	343,744	2.99

Vested	(171,872)	2.99

Non-vested, December 31, 2022	171,872	2.99

Granted	1,566,000	4.83

Vested	(620,872)	3.08

Non-vested, December 31, 2023	1,117,000	5.52

The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was nil, $465,773 and $3,599,860, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost relating to the shares granted amounting to $5,392,703 as of December 31, 2023, is expected to be recognized over the remaining period of 1.9 years, according to the contractual terms of those non-vested
share awards.
Options to purchase common shares
On May 26, 2021, the Company granted options to acquire up to 250,000 shares of common stock under the Plan to the Company’s CEO. 50% of these options vested on May 26, 2022 and the remaining 50% vest ed
on May 26, 2023. The fair value of each option granted was $1.32. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 46.75%; expected term of 5.75 years; risk-free interest rate of 0.96%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date. These options were exercised on August 3, 2023 and 250,000 common shares were acquired for a total consideration of $747,500.
On February 21, 2023, the Company granted options to acquire up to 250,000 shares of common stock under the Plan to the Company’s CEO. 50% of these options vested on February 21, 2024 and the remaining 50% vest on February 21, 2025. These options expire on February 21, 2033. The fair value of each option granted was $1.47. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 50.20%; expected term of 5.75 years; risk-free interest rate of 4.06%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.
125,000
of these options were exercised on February 28, 2024 and 125,000 common shares were acquired for a total consideration of $356,250.
On December 8, 2023, the Company granted options to acquire up to 299,000 shares of common stock under the Plan to the Company’s CEO and non-executive
members of Board of Directors of the Company. 50% of these options vest on December 8, 2024 and the remaining 50% vest on December 8, 2025. These options expire on December 8, 2033. The fair value of each option granted was $3.39. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 51.44%; expected term of 5.75 years; risk-free interest rate of 4.17%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.
A summary of the Company’s
non-vested
stock option activity and related information for the years ended December 31, 2021, 2022 and 2023, is as follows:

	Option shares #	Weighted- Average Exercise Price $
Outstanding – January 1, 2021	—	—
Granted	250,000	2.99
Exercised	—	—
Outstanding – December 31, 2021	250,000	2.99
Exercisable – December 31, 2021	—	—
Granted	—	—
Exercised	—	—
Outstanding – December 31, 2022	250,000	2.99
Exercisable – December 31, 2022	—	—
Granted	250,000	2.85
Granted	299,000	6.43
Exercised	(250,000)	2.99
Outstanding – December 31, 2023	549,000	4.80
Exercisable – December 31, 2023	—	—

No options vested during the year ended December 31, 2021. 125,000 options vested during the year ended December 31, 2022 and 125,000 options vested during the year ended December 31, 2023. The remaining unrecognized compensation cost relating to the options granted amounting to $1,096,710 as of December 31, 2023, is expected to be recognized over the remaining period of 1.9 years, according to the contractual terms of those non-vested
options.
The stock based compensation expense for the vested and
non-vested
options for the years ended December 31, 2021, 2022 and 2023 amounted to $148,280
,
$148,280 and $317,349, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
As at December 31, 2023, the weighted average intrinsic value of outstanding stock options was $
1.66

per option.
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
The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2021	2022	2023

Numerator
Net (loss)/income	(35,123,208)	34,253,365	51,936,829
Less: Undistributed earnings allocated to non-vested shares	—	216,168	813,111

Net income/(loss) attributable to common shareholders, basic	(35,123,208)	34,037,197	51,123,689

Denominator
Weighted average number of shares outstanding, basic	37,858,437	37,961,560	37,166,449

Weighted average number of shares outstanding, diluted	37,858,437	37,961,673	37,236,951

(Loss)/Earnings per share, basic	(0.93)	0.90	1.38

(Loss)/Earnings per share, diluted	(0.93)	0.90	1.37

Non-vested,
participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculations for the year ended December 31, 2021.
Non-vested,
participating restricted common stock was included in the basic earnings per share calculations for the years ended December 31, 2022 and 2023.
The Company excluded the dilutive effect of 343,744 non-vested share awards and the 250,000 unexercised options to acquire common shares in calculating dilutive EPS for its common shares as of December 31, 2021, as they were anti-dilutive.
The Company excluded the dilutive effect of

171,872
non-vested
share awards and the
250,000
unexercised options to acquire common shares in calculating dilutive EPS for its common shares as of December 31, 2022, as they were anti-dilutive.
As of December 31, 2023, diluted earnings per share reflects the potential dilution from the incremental shares of the
549,000
unexercised options to acquire common shares and the
1,117,000
non-vested share awards that had a dilutive effect.
14. Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2021	2022	2023
Time charter revenues	105,966,167	114,996,842	124,075,851
Bareboat revenues	9,624,684	2,340,791	—
Voyage charter revenues	33,813,496	32,156,474	18,268,798
Other income	800,180	3,266,781	1,183,120

Total	150,204,527	152,760,888	143,527,769

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
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2021, 2022 and 2023 was $4.1 million, $3.4 million and $4.2 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2022 and December 31, 2023, receivables from the Company’s voyage charters amounted to $1.5 million and $0.8 million, respectively.
As of December 31, 2022 and 2023, the Company recognized $270,514 and $130,589, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2022 and 2023, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $1,912,239 and $993,982, respectively. The Company recognized these amounts as revenues in the first quarters of 2023 and 2024, respectively.
Three of the time charters entered into in 2014, also grant the charterer an option to purchase the respective vessels during the time charter period, at stipulated prices, decreasing on a pro-rated
basis by a fixed amount per year until the expiration of the time charters. These options expired in 2022 without being exercised.
15. Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2021	2022	2023
Crew wages and related costs	38,454,397	34,721,673	32,676,466
Insurance	2,196,444	2,382,340	1,939,328
Repairs and maintenance	7,282,481	5,716,570	5,480,702
Spares and consumable stores	9,123,975	8,127,376	8,048,657
Miscellaneous expenses	4,452,266	3,996,819	4,972,345

Total	61,509,563	54,944,778	53,117,498

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

•
The Company has guaranteed to the respective banks the performance of the loan agreements entered into by Spacegas Inc., Financial Power Inc. and MGC Agressive Holdings Inc. (Note 7). The vessels owned by these entities have been provided as collateral to secure these loan agreements. Total outstanding loan balances and accrued interest of Spacegas Inc., Financial Power Inc. and MGC Agressive Holdings Inc. as of December 31, 2023 amounted to $34,000,000 and $524,262, respectively. The Company assigns a remote possibility of default to the abovementioned loan agreements and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Agressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Agressive Holdings Inc. has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Agressive Holdings Inc. Total outstanding loan balances and accrued interest of MGC Agressive Holdings Inc. as of December 31, 2023 amounted to $27,000,000 and $483,671, respectively.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of December 31, 2023, amount to $83,597,548 during 2024, $37,759,059 during 2025, $28,842,000 during 2026 and $14,042,945 during 2027.

18. Leases – The Company as Lessee
Office lease
In
January 2021, the Company entered into
an
agreement to lease office space from a related party for a period until December 2022 at an amount of EUR 7,000 ($8,279) per month. In January 2023, the
Company entered into a new agreement to lease office space from a related party for a 2-year period at an amount of
EUR 8,000 ($8,855) per month. The Company determined these office leases to be operating leases and recorded the related right-of-use-assets
within operating lease
right-of-use-assets
and the lease liabilities within operating lease liabilities in the accompanying consolidated balance sheets and the lease expense within General and administrative expenses in the accompanying consolidated statement of operations (Note 3).
Lease Disclosures Under ASC 842
Operating lease
right-of-use
assets and lease liabilities as of December 31, 2022 and 2023 as follows:

Description	Location in balance sheet	December 31, 2022	December 31, 2023

Non current assets:
Office leases	Operating lease right-of-use assets	—	$99,379

		—	$99,379

Liabilities:
Office leases	Current portion of operating lease liabilities	—	$71,173

Lease liabilities – current portion		—	$71,173
Office leases	Non-Current portion of operating lease liabilities	—	$28,206

Lease liabilities – non-current portion		—	$28,206

The Operating lease
right-of-use
asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.
The table below presents the components of the Company’s lease expenses:

Description	Location in statement of operations	2021	2022	2023
Lease expense for office leases	General and administrative expenses	97,726	88,326	104,167

The
cash paid for operating leases with terms greater than 12 months for the years ended December 31, 2021, 2022 and 2023 amounted to $97,726, $88,326 and $104,167, respectively.
The table below provides the total amount of lease payments on an undiscounted basis on our office lease greater than 12 months as of December 31, 2023:

Year	Office leases	Total Operating leases
Discount rate	5.6%	5.6%
2023 (undiscounted lease payments)	$107,520	$107,520
Present value of lease liability	99,379	99,379
Lease liabilities - short term	71,173	71,173
Lease liabilities - long term	28,206	28,206
Total lease liabilities	99,379	99,379
Discount based on incremental borrowing rate (Difference between undiscounted lease payments and present value of lease liability)	$8,141	$8,141
19. Subsequent Events
In February 2024, the Company prepaid $29.3 million of the term loan dated August 2021 (Note 9) using cash on hand and the related mortgages on the vessels Gas Elixir, Eco Nical, Eco Dominator, Gas Myth and Gas Cerberus were released.
Following
this loan repayment, the Swap
 7
(Note 10) was terminated and an amount of $
1.0
million was collected from the respective counterparty.
On April 23, 2024, the Company granted
525,247
of non-vested restricted shares under the Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager.
50
% of these shares vest on April 23, 2025 and the remaining
50
% vest on April 23, 2026.
On April 23, 2024, the Company granted options to acquire up to
123,000
shares of common stock under the Plan to the Company’s CEO non-executive members of Board of Directors of the Company and employees of the Manager.
50
% of these options vest in April 2025 and the remaining
50
% vest in April 2026.