Form 20-F
period 2024-12-31
StealthGas Inc.
filed 2025-04-28
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was: 37,041,373 shares of Common Stock, par value $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
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

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•

global and regional economic and political conditions, including the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden;

•	ending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangements;

•	competition in the LPG marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including due to the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden, and tariffs imposed by the U.S. and other countries;

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

•	performance by the shipyards constructing any newbuilding vessels; and

•	expectations regarding vessel acquisitions and dispositions.

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

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers. We use the term “small” to describe LPG carriers of between 3,000 and 11,000 cbm in capacity, the term “Handysize” to describe LPG carriers of between 15,000 and 25,000 cbm and the term “medium range gas carriers” or “MGC” to describe LPG carriers of between 30,000 and 45,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

All data regarding our fleet and the terms of our charters is as of April 1, 2025, unless otherwise indicated. As of April 1, 2025, our operating fleet was composed of 31 LPG carriers (including JVs) with a total capacity of 349,170 cbm. Our fleet on the water of 31 LPG carriers includes two vessels in which we own a 50.1% equity interest pursuant to a joint venture agreement with an unaffiliated financial investor, and one vessel in which we own a 51% equity interest pursuant to a joint venture agreement with an unaffiliated third party (we refer to these three vessels, collectively, as the “JV Vessels”). We do not consolidate the results of operations of these joint ventures and account for our equity interest in these joint ventures under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

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

•

Economic and political factors, including increased trade protectionism and tariffs, including those recently imposed by the United States and other countries, and health pandemics, such as the recent COVID-19 pandemic, and the conflict in Ukraine and related sanctions, the war in Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, could materially adversely affect our business, financial position and results of operations.

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

Charter rates for small and medium range LPG carriers generally improved from the second half of 2017 through 2019, however, the COVID-19 pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in 2020 in the price of oil negatively affected small and medium range LPG carrier charter rates. After declining throughout 2020, charter rates stabilized and improved somewhat since 2021. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially have increased particularly as European countries sought to secure supplies further afield, especially from the United States, is uncertain. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2025, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2025, of our 31 operating LPG carriers, including three JV Vessels, five were deployed in the spot market while another 12 were scheduled to complete their existing time charters during 2025. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India Southeast Asia and Europe, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 11,000 cbm segment of small LPG carriers, the segment in which we have the largest operating presence, as well as the Handysize segment of LPG carriers in which we also operate, are expected to be limited in the period 2025-2026, as the order book is relatively small, while scrapping activity is stable. While the orderbook is limited in the MGC segment for 2025, beginning 2026 and beyond there is a considerable number of vessels on order that could lead to an oversupply of vessels. Economic growth and demand for LPG may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

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

A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow. The effective supply of LPG carriers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These factors resulted in fleet inefficiencies and support for charter rates, which may not continue.

Various economic and political factors, including increased trade protectionism and tariffs, including those recently imposed by the United States and other countries, and health pandemics, could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India, Southeast Asia or Europe generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and other countries, and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine and in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Our business, financial position and results of operations, as well as our future prospects, could be materially and adversely affected by adverse economic conditions in any of these countries or regions.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect world oil and petroleum markets and in turn the demand for energy shipping. Restrictions on imports, including in the form of tariffs, could significantly adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of LPG. Tensions over trade and other matters remain high between the U.S. and China, which is the world’s largest importer of LPG and covers over half of its import needs from U.S. based producers. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the new U.S. administration, led by President Trump, has announced the intention to use tariffs extensively as a policy tool. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating 145% on imports from China, plus tariffs on specific goods of between 7.5% and 100%, which have resulted in other countries imposing additional tariffs on imports from the U.S., including additional tariffs of 84% on imports from the U.S., including LPG, announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China. The new U.S. administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. The fees will be charged up to five times per year, per vessel. Although we do not have any Chinese-built vessels in our current fleet, it is unknown the effect that these new port fees will have on us, or our industry generally. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

In addition, the conflict in Ukraine is disrupting energy production and this conflict, as well as Houthi attacks on ships in the Red Sea and Gulf of Aden, are disrupting trade patterns and the impact of these events on energy prices and LPG charter rates, which initially have increased, is uncertain.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine and renewed Houthi attacks on vessels in the Red Sea and Gulf of Aden, could negatively affect our results of operations and financial condition.

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

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company may take ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on March 10, 2022 and on March 11, 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. Prior to the war, Russia exported significant amounts of LPG particularly to the EU. The sanctions, imposed by the European Union, include a ban on Russian-origin LPG, including LPG imported via Russia. The 12-month grace period for previously-signed – or ‘grandfathered’—term contracts concluded on December 19 2024. If Russian crude oil and natural gas, of which LPG is a byproduct, are not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of LPG cargoes available for transportation although initially LPG carrier rates have increased as Russian imports in the EU have been replaced by US sourced imports. The ongoing conflict could result in the imposition of further economic sanctions against Russia, for example to include ammonia, with uncertain impacts on the LPG carrier markets and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Black Sea and we otherwise conduct limited operations in Russia. It is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market and war risk insurance premiums.

The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and LPG operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition, and conversely the resolution of the conflict and lifting of the sanctions could also lead to a differentiation in trade routes that could result in a decrease in ton-mile demand as product is sourced from closer sources for the end users.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014, and again after the onset of the COVID-19 pandemic in late 2019 and throughout 2020. Although the global economy subsequently recovered to a degree and oil prices have increased substantially, oil prices and energy demand remain subject to considerable uncertainty, including due to the conflicts in Ukraine and the Middle East and the potential trade war resulting from the recent imposition of tariffs by the U.S., which has initially lead to a significant decline in oil prices related to fears of a global economic slowdown.. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

•	increases in pipelines for LNG, in residential areas currently consuming LPG for cooking and heating, thus supplanting LPG for these particular residential uses.

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

If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment loss in our financial statements, which would also result in a reduction in our profits, as was the case in 2023, 2022 and 2021. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject to vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, Stealth Maritime, are rated low or otherwise perform poorly on Rightship evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

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

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, ballast water treatment system implementation, and GHG emissions. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business- Environmental and Other Regulations” for more information.

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

As of April 1, 2025, of our 31 vessels in the water, including three JV Vessels, 26 were under period charters, while five were deployed in the spot market. As of April 1, 2025, 67% of our anticipated fleet days, including our JV vessels, were covered by period charter contracts for the remainder of 2025 and 33% for 2026.

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

In our operating history, we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2024, 2023 and 2022, we had two customers, two customers and one customer, respectively, from which we derived more than 10% of our revenues. For the years ended December 31, 2022, 2023 and 2024, our three largest customers accounted for 25.5%, 43.4% and 32.3%, respectively, of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

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

Some of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default any other person or group controlled 50% or more of the voting power of our outstanding capital stock. As of December 31, 2024, we were in compliance with the covenants in our loan agreements.

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

As of December 31, 2024 we had outstanding indebtedness, net of deferred arrangement fees, of $84.9 million. Although during 2024 our outstanding indebtedness was reduced, we would expect to incur further indebtedness in connection with any further expansion of our fleet, and possibly to refinance our existing vessels with debt secured by such vessels. Such an increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, which have increased from historically low levels, may increase the cost of servicing our indebtedness with similar results.

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

The amounts outstanding under our senior secured credit facilities have been, and we expect that the loans advanced under any new credit facilities would be, advanced at a floating rate based on SOFR. Interest rates have increased significantly in recent years, and have been volatile in past years, which can affect the amount of interest payable on floating rate debt, and which, in turn, could have an adverse effect on our earnings and cash flow during periods in which we have such debt. Interest rates were at historically low levels for an extended period of time and may continue to increase from these past low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and or other financing arrangements increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We had entered in the past and may enter in the future into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on SOFR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations. We terminated our last interest rate swap with notional outstanding amount of $18.6 million on April 2, 2025.

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

As of April 1, 2025, Stealth Maritime served as commercial manager for all 31 operating vessels in our fleet, including our three JV vessels, and technical manager for 29 vessels in our fleet, while subcontracting the technical management of the two remaining vessels in our fleet to unaffiliated third parties. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

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

Delays in the delivery of any newbuilding LPG carriers or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; logistic delays in the supply of materials faced by the shipyard building the vessels; bankruptcy or other financial crisis of the shipyard; hostilities, health crises, such as the COVID-19 pandemic, or political or economic disturbances in the countries where the vessels are being built,; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we may have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessels.

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

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, including through our manager, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

Since our initial public offering through to December 31, 2024 we have sold over 50 LPG carriers. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. If we sell additional vessels, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Operating vessels under joint venture structures presents certain operational risks.

The operation of our two JV agreements, which as of April 1, 2025 owned a total of three of the 31 vessels in our operating fleet, present certain operational risks. Operation under a JV structure may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreements. For example, the joint venture agreements require that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the applicable JV investor. Accordingly, if the respective JV investors were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2025, the average age of the vessels in our fleet, including the JV vessels, was approximately 10.4 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, together with companies he controls, owns approximately 31.03% of our outstanding common stock as of April 1, 2025 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

Our Chief Executive Officer, who beneficially owned approximately 31.03% of our outstanding shares of common stock as of April 1, 2025, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2024. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2024. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2024 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2024, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2024 or any future taxable year.

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

Risks Related to an Investment in a Marshall Islands Corporation

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

We have not paid a dividend since the first quarter of 2009, when our Board of Directors decided to suspend dividend payments in light of the volatile global economic situation and conditions in the LPG shipping market. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends, or repurchase shares, if we are in default under our loan agreements, and our prior loan agreements contained prohibitions on us paying dividends or repurchasing shares in amounts that in any twelve-

month period exceed 50% of our free cash flow in the preceding twelve-month period. See “Item 5. Operating and Financial Review and Prospects-Credit Facilities-Financial Covenants.”

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

Certain of our loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if any other person or group controlled 50% or more of the voting power of our outstanding capital stock. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2024, we acquired an additional 75 LPG carriers, including JV vessels, and three product carriers and one Aframax crude oil tanker and we concluded with the sale of 48 LPG carriers, including JV vessels, and we spun-off our four tankers to our shareholders as discussed below.

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

As of December 31, 2024, we had a fleet of 32 LPG carriers, including four JV vessels. One of the joint ventures sold one small vessel in the first quarter of 2025. As of April 1, 2025, our fleet is composed of 31 LPG carriers, including three JV vessels, with a total capacity of approximately 349,170 cbm.

Our Company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2025, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2025, our fleet consisted of 31 LPG carriers, including three JV vessels, with an average age of 10.4 years. The table below describes our fleet and its deployment as of April 1, 2025.

Owned LPG Carriers (28 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type Status	Employment	Expiration of Charter(1)
Eco Oracle	2024	40,551	fully-refrigerated	Time Charter	January 2028
Eco Wizard	2024	40,551	fully-refrigerated	Time Charter	December 2025
Eco Arctic	2018	22,363	semi-refrigerated	Spot
Eco Ice(4)	2018	22,358	semi-refrigerated	Time Charter	September 2027
Eco Freeze(4)	2018	22,353	semi-refrigerated	Time Charter	May 2027
Eco Frost	2017	22,359	semi-refrigerated	Spot
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	October 2025
Eco Alice	2020	7,543	fully-pressurized	Time Charter	February 2026
Eco Nical	2016	7,541	fully-pressurized	Time Charter	April 2025
Gas Husky	2012	7,516	fully-pressurized	Time Charter	May 2025
Gas Esco	2012	7,514	fully-pressurized	Time Charter	September 2025
Eco Dominator	2016	7,221	fully-pressurized	Time Charter	April 2025
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	September 2025
Eco Chios	2014	7,211	fully-pressurized	Spot
Eco Stream	2014	7,210	fully-pressurized	Time Charter	June 2025
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	July 2026
Eco Universe	2015	5,025	fully-pressurized	Time Charter	March 2026
Gas Elixir	2011	5,018	fully-pressurized	Time Charter	October 2026
Gas Cerberus(5)	2011	5,018	fully-pressurized	Time Charter	December 2026
Gas Myth	2011	5,018	fully-pressurized	Time Charter	January 2027
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	December 2025
Eco Invictus	2014	5,016	fully-pressurized	Time Charter	October 2026
Eco Elysium	2014	3,526	fully-pressurized	Time Charter	May 2027
Eco Royalty	2015	3,525	fully-pressurized	Time Charter	August 2025
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2026
Gas Astrid	2009	3,514	fully-pressurized	Spot
Gas Exelero	2009	3,513	fully-pressurized	Time Charter	April 2026
Gas Alice	2006	3,513	fully-pressurized	Time Charter	July 2027
Total Owned LPG Carriers			298,082 cbm
JV LPG Carriers (3 vessels)
Eco Sorcerer(3)	2023	40,551	fully-refrigerated	Spot
Gas Haralambos(2)	2007	7,020	fully-pressurized	Time Charter	December 2025
Eco Lucidity(2)	2015	3,517	fully-pressurized	Time Charter	April 2025
Total JV LPG Carriers			51,088 cbm
Total LPG Carrier Fleet (31 Vessels)			349,170 cbm

(1)	Earliest date charters could expire.
(2)	JV vessel owned by a joint venture established in 2019 in which we own a 50.1% equity interest.
(3)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(4)	Charterer has option to extend charter for an additional year.
(5)	On April 18, 2025, the Company entered into an agreement to sell the vessel Gas Cerberus to a third party for a price of $12.4 million, which sale remains subject to customary conditions.

In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula with this same investor (subsequently sold in 2022), in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. The Gas Shuriken and Eco Nebula were subsequently sold to third parties, and we reacquired 100% interest in the Gas Defiance. In the first quarter of 2020, we acquired three 2010-built Medium Gas Carriers, the Eco Ethereal (ex Gaschem Bremen), the Eco Evoluzione (ex. Gaschem Stade) and the Gaschem Hamburg, pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and the Eco Sorcerer in 2023. The Gaschem Hamburg was subsequently sold in the second quarter of 2021, the Eco Evoluzione (ex. Gaschem Stade) was subsequently sold in the first quarter of 2023 and the Eco Ethereal (ex Gaschem Bremen) was subsequently sold pursuant to the charterer’s purchase option in May 2024. These joint venture vessels are managed by our manager, Stealth Maritime.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest. As of April 1, 2025, the technical management of two of our ships was subcontracted by Stealth Maritime. These crew and technical managers are supervised by Stealth Maritime.

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day (except for two vessels for which a fixed daily fee of $280 is charged by Stealth Maritime as part of the services is currently provided by third party managers) on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. Currently Stealth Maritime manages two medium gas carriers in addition to our vessels. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover other sectors of the shipping industry, including product carriers or crude oil tankers.

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2026.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Since 2021, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, has been responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew. The remaining vessels were crewed by their respective technical managers and their crewing agents.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers, and prior to the Tanker Spin-Off in December 2021 our tankers, on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2025 and including our three JV vessels, we had five vessels operating in the spot market, 12 vessels on time charters expiring in 2025, and 14 on time charters expiring from 2026 to January 2028. In terms of charter coverage as of April 1, 2025, we had 67% of the available calendar days fixed under period charters for 2025 and 33% for 2026.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the years ended December 31, 2024 and 2023, we had two customers and two customers, respectively, that accounted for more than 10% of our total revenues. For the years ended December 31, 2024 and 2023, our three largest customers accounted for 32.3% and 43.4%, respectively, of our revenues.

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

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code- certified. However, there can be no assurance that such certification will be maintained indefinitely. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.

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

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal was adopted in May 2023, and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024, and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future. 13 out of 28 vessels in our fleet as of April 1, 2025, are below 5,000 gross tonnage.

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

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021.

Owners risk having ships detained if they have not included cyber security in the SMS of ships.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2025, our LPG carrier fleet, including our three JV vessels, had an average age of 10.4 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2025, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 11,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We also have a presence in the larger sized vessels with four Handysize vessels and three MGC vessels (including one JV vessel). Our presence in the Handysize segment begun in 2017 while we entered the MGC segment in 2020. While the existing fleets of the Handysize and MGC vessels are smaller in terms of number of vessels our presence there is more limited. We believe, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

C. Organizational Structure

As of April 1, 2025, other than the entities owning the JV Vessels, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users. As of December 31, 2024, we operated a fleet of 32 LPG carriers, including four JV vessels, that can carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”) as well as ammonia in the larger vessels in our fleet. As of April 1, 2025, our fleet is composed of 31 LPG carriers, including three JV vessels, with a total capacity of approximately 349,170 cubic meters (cbm). For the years ended December 31, 2022, 2023 and 2024, we owned, excluding our JV vessels, an average of 34.8, 29.3 and 27.2 vessels, respectively, generating revenues of $152.8 million, $143.5 million and $167.3 million, respectively.

In the first quarter of 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor. In the second quarter of 2019 we acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula, with this same investor, in which we had a 50.1% equity interest. The Gas Shuriken and Eco Nebula were subsequently sold to third parties, and we reacquired 100% interest in the Gas Defiance. In the first quarter of 2020, a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and joint control, acquired three 2010-built Medium Gas Carriers, the Gaschem Hamburg, the Gaschem Stade and the Eco Ethereal (ex Gaschem Bremen,) of an aggregate capacity of 105,650 cbm. The Gaschem Hamburg was subsequently sold in the second quarter of 2021, the Gaschem Stade was renamed to Eco Evoluzione and sold in March 2023 and the Eco Ethereal (ex Gaschem Bremen) was sold pursuant to a charterer’s purchase option in May 2024, and the joint venture entity invested in one newbuilding Medium Gas Carrier, the Eco Sorcerer, which was delivered in the fourth quarter of 2023. Due to the joint control over these entities, our equity interest percentages in the entities owning these vessels, are accounted for under the equity method. We and our manager, Stealth Maritime, continue to manage these vessels.

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

As of April 1, 2025, of the 28 vessels in our fleet excluding our JV vessels, four were employed in the spot market, with the remaining vessels deployed on period charters and none of our LPG carriers were deployed on bareboat charters. As of April 1, 2025 and excluding our JV vessels, 70% of our anticipated fleet days were covered by period charter contracts for the remainder of 2025 and 36% for 2026. The corresponding forward coverage as of April 1, 2024 was 69% for the remainder of 2024 and 27% for 2025. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period as well as be used for calculating daily equivalents. When reporting calendar days we exclude the days related to our JV vessels as the amount of revenue and expense related to these vessels is recorded separately. For the years 2022, 2023 and 2024 as the average number of vessels (excluding JV vessels) were reduced from 34.8 to 29.3 and to 27.2, respectively the calendar days were reduced from 12,687 to 10,698 and to 9,944, respectively.

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

•

Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. From the last quarter of 2011 until the third quarter of 2014, LPG carrier market conditions generally improved from low levels with higher LPG carrier charter rates and utilization levels, however, the impact of the dramatic decline in oil prices on demand for LPG adversely affected LPG carrier charter rates and utilization levels from the fourth quarter of 2014 until the latter part of 2017, particularly in the smaller vessel classes. In 2017, there were increases in oil prices and in the second half of 2017 some limited improvement in LPG carrier charter rates and utilization levels which continued in 2018 and until the beginning of 2020, when the broader shipping market was globally affected by the outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, which continued to negatively affect small to medium range LPG carrier charter rates into early 2023, since which time rates have recovered.

While the global economy has generally improved in many parts of the world in 2023, 2024 and early 2025, LPG charter rates face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG products and the impact of tariffs imposed by the United States in March and April 2025, which have created the potential for an extended trade war, which may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries. In addition, the conflict in Ukraine is disrupting energy production and this conflict, as well as Houthi attacks on vessels in the Red Sea and the Gulf of Aden, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and the impact of these events on energy prices and LPG carrier charter rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for energy and LPG specifically or reduced supply due to sanctions imposed on Russia.

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

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2022, 2023 and 2024.

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

Joint Ventures

As of April 1, 2025, three of the vessels in our fleet were owned through two separate joint venture arrangements. Pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, two of which were subsequently sold to third parties, and we acquired with the same JV arrangement an MGC LPG carrier in the second quarter of 2019 that we sold in 2022. Of the four original vessels, one was sold to a third party in 2024 and delivered in January 2025 and one was reacquired by us in November 2024, leaving this JV with two vessels. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three MGC LPG carriers in the first quarter of 2020, each of which were subsequently sold to a third party, in the first half of 2021, the first quarter of 2023 and the second quarter of 2024, respectively, and we subsequently exercised an option to acquire from a related party a 51% equity interest in a 40,000 cbm newbuilding LPG carrier delivered in 2023, the remaining 49% having been bought by our JV partner. See “Note 7 Investments in Joint Ventures” in our audited consolidated financial statements included elsewhere in this report, for additional information regarding these joint ventures.

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

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier charter markets.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which declined beginning in the third quarter of 2014 into 2017 and then following a rise, decreased again at the beginning of 2020 and remained at low levels for the majority of the year, after the onset of the COVID-19 pandemic, before increasing in late 2021 and 2022, accounted for 33.2% of total voyage expenses for the year ended December 31, 2024, 35.7% of total voyage expenses for the year ended December 31, 2023, and 57.7% of total voyage expenses for the year ended December 31, 2022. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2024, 2023 and 2022, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 4.1%, 6.6% and 13.5%, respectively, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2025, we had four vessels in the spot market for which we pay voyage expenses (and one JV vessel); the corresponding number as of April 1, 2024 was one and as of April 4, 2023 was three.

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

Management Fees

During each of the years ended December 31, 2022, 2023 and 2024, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter (except for two vessels for 2024 and four for prior years for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Chief Technical Officer and Internal Auditor. During the year ended December 31, 2024, such cash compensation was in the aggregate amount of $0.9 million. We also recognize stock-based compensation expense, when we grant equity awards (see “Item 6. Directors, Senior Management and Employees.-B. Compensation of Directors and Senior Management”).

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

We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2024, we drydocked seven vessels at a total cost of $5.3 million and two additional JV vessels. During 2023, we drydocked three of the larger Handysize vessels at a total cost of $2.6 million and two additional JV vessels, while in 2022 we drydocked five small vessels at a total cost of $3.0 million. We expect that during 2025, four vessels will be drydocked.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. We did not recognize any impairment loss in 2024. For the years ended December 31, 2023 and 2022, we recognized an impairment loss of (1) $2.8 million mainly relating to the sale of three LPG vessels that were classified as Held for Sale as of December 31, 2023 and (2) $3.2 million mainly relating to the sale of four LPG vessels that were delivered to their new owners in a subsequent period, respectively.

Net Loss/(Gain) on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment.

In 2024, we sold two vessels, which had been classified as held for sale as of December 31, 2023, and recognized a gain of $0.05 million. In addition, one of our JVs sold a vessel that was delivered to her new owners in May 2024 and from the sale our JV recognized a gain of $17.9 million. In 2023, we agreed to sell seven vessels, the five were delivered to their new owners in 2023, while two, the Eco Green and the Eco Dream, were delivered to their new owners in the first quarter of 2024. We recognized a gain on the sale of the four vessels that were delivered within 2023 of $7.6 million. In addition, one of our JV’s sold one MGC vessel, the Eco Evoluzione in March 2023 recognizing a gain of $13.9 million from the sale. In 2022, we agreed to sell four vessels, the Gas Inspiration, which was delivered to her new owners in March 2022, the Gas Monarch, which was delivered to her new owners in May 2022, the Gas Prodigy and the Gas Spirit, which were delivered to their new owners in January 2023 (as of December 31, 2022 both vessels were classified as held for sale). We recognized an impairment loss of $3.1 million for three out of these four vessels. In addition, one of our JVs sold the Eco Nebula that was delivered to her new owners in August 2022 and from the sale our JV recognized a gain of $9.2 million.

Gain on Derivatives

Our interest rate swap, as of December 31, 2024 is accounted for as cash flow hedge (2023: one of our interest rate swaps and 2022: six of our interest rate swaps) and the changes in its fair value is recorded in

“Accumulated other comprehensive Income/(Loss)”. All changes in the fair value of cash flow interest rate swaps that are not accounted for as cash flow hedges, that as of December 31, 2024 we had none, are recorded in earnings under “Gain on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to those that qualify for hedge accounting, due to the recognition of non-cash fair value movements of cash flow interest rate swaps directly in the statement of operations.

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

Results of Operations

	Year Ended December 31, 2022	2023	2024
INCOME STATEMENT DATA
Revenues	152,760,888	143,527,769	167,262,185
Total Revenues	152,760,888	143,527,769	167,262,185
Operating expenses:
Voyage expenses	20,306,407	11,429,716	9,594,880
Voyage expenses-related party	1,871,071	1,779,488	2,063,228
Vessels’ operating expenses	53,909,328	52,206,248	48,961,137
Vessels’ operating expenses-related party	1,035,450	911,250	875,002
Dry-docking costs	2,954,575	2,641,706	5,312,614
Management fees	5,242,990	4,531,920	4,258,240
General and administrative expenses	3,404,141	5,331,029	10,309,693
Depreciation	27,814,901	23,707,797	26,076,687
Impairment loss	3,167,034	2,816,873	—
Net loss/(gain) on sale of vessels	408,637	(7,645,781)	(46,384)
Total expenses	120,114,534	97,710,246	107,405,097
Income from operations	32,646,354	45,817,523	59,857,088
Interest and finance costs	(12,076,300)	(9,956,712)	(9,062,562)
Gain on derivatives	1,698,462	237,618	99,286
Interest income	1,098,789	3,712,239	3,416,221
Foreign exchange gain/(loss)	23,373	(190,722)	(70,692)
Other expenses, net	(9,255,676)	(6,197,577)	(5,617,747)
Equity earnings in joint ventures	10,862,687	12,316,883	15,622,836
Net income	34,253,365	51,936,829	69,862,177
FLEET DATA (excluding JV Vessels)
Average number of vessels(1)	34.8	29.3	27.2
Total voyage days for fleet(2)	12,538	10,566	9,677
Total time and bareboat charter days for fleet(3)	10,336	9,544	8,930
Total spot market days for fleet(4)	2,202	1,022	747
Total calendar days for fleet(5)	12,687	10,698	9,944
Fleet utilization(6)	98.8%	98.8%	97.3%
Fleet operational utilization(7)	93.5%	96.6%	95.4%
AVERAGE DAILY RESULTS (excluding JV Vessels)
Average Time Charter Equivalent daily rate(8)	10,415	12,334	16,080
Vessel operating expenses(9)	4,331	4,965	5,012
General and administrative expenses (10)	268	498	1,037
Management fees(11)	413	424	428
Total daily operating expenses(12)	4,599	5,464	6,048

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

	Year Ended December 31,
	2022	2023	2024
Voyage revenues	$152,760,788	$143,527,769	$167,262,185
Voyage expenses	(22,177,478)	(13,209,204)	(11,658,108)

Charter equivalent revenues	$130,583,310	$130,318,565	$155,604,077

Total voyage days for fleet	12,538	10,566	9,677

Average Time charter Equivalent daily rate	$10,415	$12,334	$16,080

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
(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. There is also a fixed daily fee of $280 charged to two LPG vessels for 2024 and four for prior years for which some services have been provided by third party managers. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Year ended December 31, 2024 compared to the year ended December 31, 2023

The average number of vessels in our fleet was 27.2 for the year ended December 31, 2024 compared to 29.3 for the year ended December 31, 2023.

REVENUES-Voyage revenues for the year ended December 31, 2024 were $167.3 million compared to $143.5 million for the year ended December 31, 2023, an increase of $ 23.8 million or 16.6%, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

VOYAGE EXPENSES-Voyage expenses were $11.7 million for the year ended December 31, 2024 compared to $13.2 million for the year ended December 31, 2023. The decrease in expenses was mainly due to the decrease in spot days.

VESSEL OPERATING EXPENSES-Vessel operating expenses were $49.8 million for the year ended December 31, 2024 compared to $53.1 million for the year ended December 31, 2023, a decrease of $3.3 million, as a result of the decrease in the average number of owned vessels in our fleet.

DRY DOCKING COSTS-Dry docking costs were $5.3 million for the year ended December 31, 2024 compared to $2.6 million for the year ended December 31, 2023. Dry docking costs for the year ended December 31, 2024 mainly related to the completed dry docking of seven vessels, while the costs for the same period of last year related to the completed dry docking of three of the large handysize vessels.

MANAGEMENT FEES RELATED PARTY-Management fees were $4.3 million for the year ended December 31, 2024 compared to $4.5 million for the year ended December 31, 2023, a reduction of $0.2 million. The decrease was due to the reduction in the number of vessels in the fleet. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for two vessels for which a fixed daily fee of $280 is charged).

GENERAL AND ADMINISTRATIVE EXPENSES-General and administrative expenses for the year ended December 31, 2024 were $10.3 million compared to $5.3 million for the year ended December 31, 2023, an increase of $5.0 million. The higher expenses during the year ended December 31, 2024 were primarily due to an increase in stock based compensation expense.

DEPRECIATION-Depreciation expenses for the 27.2 average number of vessels in our fleet for the year ended December 31, 2024 were $26.1 million compared to $23.7 million for the 29.3 average number of vessels in our fleet for the year ended December 31, 2023, an increase of $2.4 million. This increase in depreciation expenses was due to the replacement of some of the older vessels with newer and larger vessels which have a higher cost.

IMPAIRMENT LOSS- Impairment loss was nil for the year ended December 31, 2024 compared to $2.8 million for the year ended December 31, 2023. The impairment loss for the year ended December 31, 2023 related to two vessels for which the Company had entered into separate agreements to sell to third parties.

GAIN ON SALE OF VESSELS-During the year ended December 31, 2024, we realized a net gain on the sale of two vessels of $0.05 million, which had been classified as held for sale as of December 31, 2023. During the year ended December 31, 2023, we realized a net gain on the sale of four vessels of $7.6 million.

INTEREST AND FINANCE COSTS-Interest and finance costs were $9.1 million for the year ended December 31, 2024 compared to $10.0 million for the year ended December 31, 2023. The $0.9 million decrease from the same period of last year is due to continued debt prepayments.

INTEREST INCOME-Interest income was $3.4 million for the year ended December 31, 2024 compared to $3.7 million for the year ended December 31, 2023, a decrease of $0.3 million due to the decrease in interest rates over the corresponding period.

EQUITY EARNINGS IN JOINT VENTURES-amounted to $15.6 million for the year ended December 31, 2024 compared to $12.3 million in the year ended December 31, 2023. The increase of $3.3 million is mainly attributed to a profitable sale of one of the Medium Gas carriers owned by one of our joint ventures.

NET INCOME-As a result of the above factors, we recorded net income of $69.9 million for the year ended December 31, 2024, compared to a net income of $51.9 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022 please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 26, 2024.

B. Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $80.7 million and restricted cash of $3.9 million, classified as non-current assets.

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

We had net proceeds from vessel sales of $34.7 million in 2024, $80.1 million in 2023 and $25.0 million in 2022. As of December 31, 2024, 25 out of the 28 vessels in our fleet were debt free and as of April 1, 2025, 26 out of the 28 vessels in our fleet were debt free, and adding leverage to any of these vessels, subject to bank availability, would potentially be an additional source of liquidity. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million.

Our liquidity needs, as of December 31, 2024 through the end of 2025 and beyond, primarily relate to scheduled debt repayments, funding expenses for operating our vessels (including management fees), general and administrative expenses as well as any potential vessel acquisitions we elect to make either independently or in collaboration with a third party investor. Furthermore, we have four scheduled drydockings for 2025, for our fully-owned vessels, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for water ballast system installations.

As of December 31, 2024, our contractual obligations related to our aggregate debt outstanding, excluding deferred finance charges, were $85.9 million, of which $23.5 million was due in 2025, $4.4 million due in 2026, $4.4 million due in 2027, $4.4 million due in 2028 and $49.2 million due in 2029 and beyond, and an additional $23.7 million in estimated interest payments (net of interest rate swap agreements) related to the debt outstanding, based on 3-month Term SOFR rates for the duration of the debt (estimated ranging from 3.95% to 4.15%) plus the applicable margin related to each credit facility. During January 2025, we voluntarily repaid with cash on hand $32.8 million outstanding under one credit facility related to one of our vessels. During April 2025, we voluntarily repaid with cash on hand $18.1 million outstanding under one credit facility, related to one of our vessels. These repayments coupled with the regular debt amortization during this period reduced the aggregate debt outstanding to $32.3 million as of April 15, 2025. We have also guaranteed the performance of the loan agreement with outstanding balance as of December 31, 2024 of $25.3 million, up to 51%, our equity interest in the joint venture, with respect to one entity. See “Note 17 Commitments and Contingencies” in our audited consolidated financial statements include elsewhere in this report.

We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months and debt service requirements.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

Our dividend policy and stock repurchases will also affect our liquidity position. See “Item 8. Financial Information-Dividend Policy.” On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15,000,000 of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million and on February 26, 2025, we announced a $5 million increase to this repurchase program for a total aggregate amount of $30 million. As of April 1, 2025, 4,114,749 shares of common stock had been repurchased for an aggregate of $20.5 million, with the average purchase price of $4.99 per share, and $9.5 million remained authorized for further repurchases in the future at management’s discretion.

Cash Flows

	Year Ended December 31,
	2022	2023	2024
Net cash provided by operating activities	$66,562,213	$77,440,215	$103,500,055
Net cash (used in)/provided by investing activities	(17,256,698)	111,340,031	(64,482,265)
Net cash used in financing activities	(25,851,108)	(174,179,489)	(38,252,341)

Net cash provided by operating activities. Net cash provided by operating activities was $103.5 million for the year ended December 31, 2024, $77.4 million for the year ended December 31, 2023 and $66.6 million for the year ended December 31, 2022. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in 2024 compared to 2023 primarily due to increased revenues as a result of improved market conditions and reduction in voyage and operating expenses as a result of a reduction in the number of vessels, as well as increased distributions from our joint venture vessels. Net cash provided by operating activities increased in 2023 compared to 2022 primarily due to reductions in operating and voyage expenses mainly as a result of the reduction in the number of vessels in the fleet, as well as increased distributions from our joint ventures.

Net cash (used in)/provided by investing activities. Net cash (used in)/provided by investing activities was an outflow of $64.5 million in 2024, an inflow of $111.3 million in 2023, and an outflow of $17.3 million in 2022.In 2024, net cash provided by investing activities mainly consisted of $34.7 million in proceeds from the sale of two vessels and $106.2 million related to payments for the acquisition of three vessels, two MGC’s we acquired from affiliated entities and one small vessel we acquired from our joint venture, as well as $7.0 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

In 2023, net cash provided by investing activities mainly consisted of $80.1 million in proceeds from the sale of vessels, $26.5 million from time deposits that matured and a $4.7 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

In 2022, net cash used in investing activities consisted of $24.2 million in advances for vessel acquisition and improvement of vessels, mainly related to the deposits paid for the two newbuilding vessels and $26.5 million invested as short term investments, mainly time deposits held in our banks with maturity of three or more months, offset by proceeds of $25.0 million related mainly to the sale of three of our vessels, and an $8.0 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

Net cash used in financing activities- Net cash used in financing activities was $38.3 million for the year ended December 31, 2024, consisting primarily of $108.2 million of loan repayments and $70.0 million in proceeds provided by bank borrowings related to the acquisition of two vessels. Net cash used in financing activities was $174.2 million for the year ended December 31, 2023, consisting primarily of $154.9 million of loan repayments and $19.1 million of stock repurchases. Net cash used in financing activities was $25.9 million for the year ended December 31, 2022, consisting primarily of $83.6 million of loan repayments offset by proceeds of $59.4 million provided by bank borrowings.

As and when we identify assets that we believe will provide attractive returns, we generally enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then existing fleet. In recent years we had elected to prepay a number of our outstanding loans with cash from operations in order to reduce interest expense that would otherwise have increased with increasing prevailing SOFR rates.

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $84.9 million, net of deferred finance charges of $1.0 million, as of December 31, 2024, which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 9 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 18, 2016	$19.16	Dec 2025	Quarterly	$0.52	$16.57	Eco Ice
March 29, 2023	$33.36	Jan 2032	Quarterly	$0.55	$17.50	Eco Oracle
March 29, 2023	$33.36	Jan2032	Quarterly	$0.55	$17.50	Eco Wizard

The interest rates on the outstanding loans as of December 31, 2024 are based on SOFR plus a margin that all-inclusive varied from 6.54% to 6.93%. The average interest rates (including the margin) on our outstanding loans were 7.52% for the year ended December 31, 2024, 7.07% for the year ended December 31, 2023 and 4.20% for the year ended December 31, 2022. As of December 31, 2024, the May 18, 2016 facility was covered by interest rate swap agreements paying fixed rates of 2.74% and received floating rates based on SOFR.

In January 2025, the portion of the then outstanding amount of the credit facility related to the Eco Wizard of $32.8 million was repaid.

In April 2025, the then outstanding amount of $18.6 million of the credit facility related to the Eco Ice was repaid.

As of April 15, 2025, 27 of our vessels, out of the 28 vessels in our fleet (excluding JV vessels), were unencumbered.

Financial Covenants

Our credit facilities, as of December 31, 2024, contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times minimum of 120% or 130% depending on the specific loan account;

•	ensure that our ratio of EBITDA (as defined in the loan agreements) to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•

to maintain a minimum aggregate cash balance which as of December 31, 2024 amounted to $3,867,752 representing a proportionate amount of the next installment and relevant interest in the earnings account with the relevant banks.

We are also required to maintain at the end of each quarter a free cash balance of $10,000,000.

Some of our current loan agreements also require that our Chief Executive Officer, Harry Vafias, together with his immediate family, at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if any other person or group controlled 50% or more of the voting power of our outstanding capital stock.

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

LPG charter rates were negatively impacted by the decrease in global demand for energy resulting from the COVID-19 pandemic. Beginning in the second half of 2021 charter rates saw an improvement as demand for LPG rebounded with seasonal variations. Since 2022 charter rates gradually rose reaching multi-year highs in 2024. Charter rates particularly improved during 2023 and remained relatively flat at elevated levels during 2024, for example were approximately $280,000 per month, for a small vessel trading West of Suez, in December 2024 compared to approximately $275,000 per month in December 2023 and $255,000 per month in December 2022. Charter rates for larger vessels in the handysize segment followed a similar path and for example were approximately $935,000 per month for a handysize vessel in December 2024 compared to approximately $900,000 per month in December 2023 and $765,000 per month in December 2022. Although prospects for the small and handysize LPG segment currently appear favorable mid and long term, as the order book for 2025 and the next couple of years is relatively low, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Charter rates for MGC vessels also rose considerably during 2023 as a result of increasing demand for seaborne transportation but have since corrected, and for example were approximately $1,190,000 per month in December 2023 compared to $930,000 per month in December 2024. The orderbook for MGC vessels is higher compared to the small and handysize vessels, particularly starting from 2026 onwards. Global financial conditions remain volatile and may negatively impact demand for seaborne transportation of LPG, it was only in the first quarter of 2023 that the largest consumer of LPG, China, lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions as it may push economies into recession, and the potential for a global economic slowdown as a result of increased trade protectionism, including resulting from the recent imposition of tariffs by the U.S. and other countries. Tensions over trade and other matters remain high between the U.S. and China, which is the world’s largest importer of LPG and covers over half of its import needs from U.S. based producers.

In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased particularly as European countries sought to secure supplies further afield especially from the United States, is uncertain. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the most of 2021, also impacts demand for seaborne transportation of LPG. The recent imposition of tariffs by the U.S. and other countries, including China, has initially lead to a significant decline in oil prices related to fears of a global economic slowdown. A surge in the price of oil, like the one the one witnessed in early 2022, should under normal circumstances positively impact seaborne transportation of LPG.

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2024, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy and overall market conditions.

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

During 2024, the Company did not record any impairment on any vessels in its fleet. During 2023, the Company identified and recorded an impairment loss of $2.8 million for three of its vessels, which were agreed to be sold for further trading, one was delivered during 2023 and two were subsequently delivered during January 2024. During 2023 the Company also recorded a $7.6 million gain on the sale of four vessels that were delivered during 2023.

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

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2024 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31,

2024, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2024 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	18%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2024 and what we believe the charter-free market values of each of these vessels were as of December 31, 2024, 8 of our 28 owned vessels in the water had current carrying values, above their market values (8 of our 27 vessels in the water as at December 31, 2023). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $9.5 million and $12.2 million as of December 31, 2024 and 2023, respectively. However, we believe that with respect to each of these 8 vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2025, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	47	President, Chief Executive, Chief Financial Officer and Class III Director	2004	2027
Michael G. Jolliffe	75	Chairman of the Board, Class II Director	2004	2025
Markos Drakos	65	Class I Director	2006	2026
John Kostoyannis	59	Class II Director	2010	2025

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Chief Technical Officer. The aggregate of such cash compensation for the years ended December 31, 2022, 2023 and 2024 were $0.9 million, $1.0 million and $0.9 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “-Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the year ended December 31, 2022. In 2021, we granted restricted shares and stock options, including to our officers and directors, and in 2023 and 2024 we granted restricted shares and stock options to our chief executive officer and restricted shares to our independent directors, each as described below under “ —Equity Compensation Plan.” We recognized share-based compensation expense of $0.6 million, $2.6 million and $7.3 million in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, of these amounts, $0.5 million, $2.4 million and $6.3 million, respectively, related to stock awards to executive officers and $0.03 million, $0.06 million and $0.3 million, respectively, related to stock awards to non-employee directors.

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

At December 31, 2024 and April 1, 2025, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2024, the full Board of Directors held four meetings, and also acted by written consent. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2024.

To promote open discussion among the independent directors, a majority of the directors met four times in 2024 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

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

As of December 31, 2024, 493 officers and crew members served on board the fully owned vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2024 Equity Compensation Plan, which was adopted in April 2024 and is administered by our Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The 2024 Equity Compensation Plan replaced the 2015 Equity Compensation Plan, under which we will not grant any additional shares. Awards with respect to an aggregate of 400,000 shares of our common stock (including stock options) have been granted under the 2024 Plan, and awards with respect to an aggregate of 3,621,612 shares of our common stock (including stock options) were granted under the 2015 Plan from its adoption in 2015. Under Nasdaq rules, we may, consistent with Marshall Islands law, adopt new equity compensation plans without the approval of stockholders.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2025 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2025 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 36,978,679 shares of common stock outstanding as of April 1, 2025. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Flawless Management Inc.(1)	7,105,453	19.21%
Glendon Capital Management L.P.(2)	5,906,056	15.97%
TowerView LLC(3)	2,702,500	7.31%
Executive Officers and Directors
Harry N. Vafias(1)(4)	11,473,089	31.03%
Michael G. Jolliffe	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (four persons)	11,586,303	31.33%

*	Less than 1%.
(1)

According to Amendment No. 7 to Schedule 13D jointly filed with the SEC on December 26, 2024 by Flawless Management Inc., Arethusa Properties Ltd. and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares owned by Flawless Management Inc. and Harry N. Vafias, and 586,020 shares beneficially owned by Arethusa Properties Ltd. and Harry N. Vafias.

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

(3)	According to a Schedule 13D/A filed by TowerView LLC and Daniel R. Tisch on December 9, 2024.
(4)

Includes 704,500 restricted shares outstanding as of the date hereof, 195,000 shares issuable upon exercise of vested stock options and excludes 295,000 shares issuable upon exercise of unvested stock options scheduled to vest more than 60 days after the date hereof. Of these restricted shares, 150,000 vest on September 16, 2025, 279,500 vest on December 8, 2025, 125,000 vest on April 23, 2026 and 150,000 vest on September 16, 2026. Of these unvested stock options, 50,000 vest on September 16, 2025, 145,000 vest on December 8, 2025, 50,000 vest on April 23, 2026 and 50,000 vest on September 16, 2026. These restricted shares and unvested options remain subject to forfeiture if the time-based vesting conditions are not satisfied.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2025, we had approximately 23 shareholders of record. One of the stockholders of record was located in the United States and held in the aggregate 26,101,424 shares of common stock representing approximately 70.6% of our outstanding shares of common stock. This was CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 26,101,424shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2022, 2023 and 2024, these crew management fees were $0.9 million, $0.8 million and $0.8 million, respectively. As of April 1, 2025, 29 vessels (including JVs) were being manned by Hellenic Manning Overseas Inc.

In the years ended December 31, 2024, 2023 and 2022, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For two LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime. Management fees for the years ended December 31, 2022, 2023 and 2024 were $5.2 million, $4.5 million and $4.3 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2022, 2023 and 2024 we paid $0.12 million, $0.11 million and $0.12 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2022, 2023 and 2024, total brokerage commissions of 1.25% amounted to $1.9 million, $1.8 million and $2.1 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses-related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2022, 2023 and 2024, the amounts of nil, nil and $1.2 million, respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.

Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.

For the years ended December 31, 2022, 2023 and 2024, the amounts of $ 0.12 million, $0.7 million and $0.4 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net loss/(gain) on sale of vessels”. For the years ended December 31, 2022, 2023 and 2024, commission expenses relating to vessels held for sale of $0.1 million, $0.4 million and $0.4 million, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and Chief Technical Officer. During the years ended December 31, 2022, 2023 and 2024, such compensation was in the aggregate amount of $0.9 million, $1.0 million and $0.9 million, respectively.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2023 and at December 31, 2024 was a liability of $0.9 million and a liability of $0.4 million, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with entities that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to a liability of $0.01 million and nil, as of December 31, 2023 and 2024, respectively, mainly representing revenues collected by us on behalf of these entities.

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

For the years ended December 31, 2022, 2023 and 2024, the supervision fees amounted to nil, nil and $1.1 million, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from Stealth Maritime. In the years ended December 31, 2022, 2023 and 2024, we made lease payments of $88,326, $104,167 and $103,445, respectively. The lease rate for 2025 is €120,000 per year as per renewed contract.

Vessel Acquisitions

In July 2022, we entered into an agreement with companies affiliated with members of the Vafias family for the acquisition of two 40,000 cbm newbuilding Medium Gas Carriers for $117 million. Each of the vessels were constructed in Korea and delivered to us in January 2024. In November 2024, we acquired the Gas Defiance from the joint venture entity in which we already owned 50.1% for $9.5 million.

JV Loan Guarantees

We have guaranteed to the respective lenders the performance of two loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. The outstanding loan balance of $6.3 million under one of these loan agreements entered into by two entities was repaid in November 2024. With regards to the guarantee provided for the loan agreement entered into by one of these entities, in June 2023, the loan was completely repaid and was replaced by a new loan agreement in October 2023 related to the delivery of the Eco Sorcerer, whereby we guarantee 51% of the outstanding loan balances of this entity and the joint venture party owning 49% equity interest in this entity has provided a guarantee amounting to 49% of the outstanding loan balances of this entity. This is the only outstanding loan as of April 1, 2025. Total outstanding loan balances of these entities as of December 31, 2023 and 2024 amounted to $34.0 million and $34.4 million, respectively.

C. Interest of Experts and Counsel

Not applicable.

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

Dividend Policy. We have not paid a dividend since March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weak market conditions in the international shipping industry and to preserve the Company’s liquid cash resources. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 37,041,373 shares were issued and outstanding and fully paid as of December 31, 2024, and 36,978,679 shares were issued and outstanding and fully paid as of April 1, 2025. All of our shares of stock are in registered form.

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

Under the terms of our previous credit facilities, we were generally permitted to declare or pay cash dividends in any twelve-month period as long as the amount of the dividends and share repurchases did not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we were not in default under the other covenants contained in these credit facilities. Under the terms of our existing credit facilities we are generally permitted to declare or pay cash dividends as long as we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information-Risk Factors-Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 31.03% of our shares of common stock as of April 1, 2025, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

We do not believe that we were a PFIC for 2024. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2024. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2024 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2024, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2024 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2024, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC. We may elect to provide such information on our website.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on SOFR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2024 and 2025. The swap valuations in the table presented below are presented from the Company’s perspective.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)	Floating Rate (StealthGas Receives)	Fair Value December 31, 2024 (in millions)	Notional Amount December 31, 2024 (in millions)	Estimated Notional Amount December 31, 2025 (in millions)
Swap 1	April 10, 2018	December 11, 2025	$32.6	2.74%	3 month U.S. dollar SOFR	$0.4	$19.2	$—
Total						$0.4	$19.2	$—

As of December 31, 2023, total bank indebtedness of the Company was $124.1 million, of which $42.5 million was covered by the interest rate swap agreements. During 2024, as we repaid part of our indebtedness, we closed $21.3 million notional amount of swaps we had previously entered into, and received $1.0 million compensation in aggregate from the respective counterparties, being the fair value of the swaps at the time of closing. As of December 31, 2024, total bank indebtedness of the Company was $85.9 million, of which $19.2 million was covered by one interest rate swap agreement. In April 2025, as part of further debt repayment, we closed the remaining swap of the table above, that was due to mature in December 2025 and received compensation of $0.3 million, being the fair value of the swap at the time of closing. described above. We have not and do not intend to enter into interest rate swaps for speculative purposes. Based on the amount of our outstanding indebtedness as of December 31, 2024, and our interest swap arrangements as of December 31, 2024, a hypothetical one percentage point increase in relevant interest rates (three month U.S. dollar SOFR) would have increased our interest expense, on an annualized basis, by approximately $0.8 million (2023: $1.3 million) for the year ended December 31, 2024.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 20.3% of our expenses in currencies other than U.S. dollars in 2024 (2023: 20.6%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2025 we have no payment obligations related to the building of any vessels in U.S. dollars or any other currency.

We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 9 (Long -Term Debt) and Note 10 (Derivatives and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

PART II

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2024.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2024, management used the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2024 the Company’s internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024 which is reproduced in its entirety in Item 15(c) below.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of

StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 28, 2025 expressed an unqualified opinion on those financial statements.

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

/S/ Deloitte Certified Public Accountants S.A. Athens, Greece April 28, 2025

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2024.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an Independent Registered Public Accounting Firm, has audited our annual financial statements for fiscal years ended 2022, 2023 and 2024, acting as our independent auditor since our inception in 2004. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2023 and 2024 and breaks down these amounts by the category of service (in thousands):

	2024	2023
Audit fees	$286	$308
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$286	$308

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) services provided in 2024 in connection with the issuance of consents and assistance with and review of documents filed with the SEC.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2024 and 2023.

(3) Tax Fees

Deloitte did not provide any tax services in 2024 and 2023.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2024 and 2023.

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

On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15 million of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million. On February 21, 2025 we announced a $5 million increase to this repurchase program for a total aggregate amount of $30 million. As of April 1, 2025, 4,114,749 shares of common stock had been repurchased for an aggregate of $20.5 million, with the average purchase price of $4.98 per share.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

The below table presents information about our stock repurchases from January 1, 2024 through March 31, 2025. All such repurchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 2024	—	—	3,875,855	$5,899,307
February 21, 2024	51,200	$6.62	3,927,055	$5,560,619
March 2024	—	—	3,927,055	$5,560,619
April 2024	—	—	3,927,055	$5,560,619
May 2024	—	—	3,927,055	$5,560,619
June 2024	—	—	3,927,055	$5,560,619
July 2024	—	—	3,927,055	$5,560,619
August 2024	—	—	3,927,055	$5,560,619
September 2024	—	—	3,927,055	$5,560,619
October 2024	—	—	3,927,055	$5,560,619
November 2024	—	—	3,927,055	$5,560,619
December 2024	—	—	3,927,055	$5,560,619
January 2025	—	—	3,927,055	$5,560,619
February 26 to 27, 2025		44,531	$5.79	$10,302,634
March 3 to 31, 2025		143,163	$5.59	$9,501,646

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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
We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees, including employees of our manager, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards that apply to us. A copy of our insider trading policy is filed as Exhibit 11 to this Annual Report on Form
20-F.
In addition, with regard to our trading in our own securities, it is the our policy to comply with the applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in our securities.

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
Governance
Our Board of Directors has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board of Directors is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by our Manager’s IT function and other functions as needed.
The
 key individuals responsible for the overall assessment and
day-to-day
management of material risks from cybersecurity threats include the head of Information Technology and chief executive officer at our manager Stealth Maritime. Our manager’s current head of IT possesses over 26 years of experience with information technology and cybersecurity risk management programs.

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
Although risks from cybersecurity threats have not to date materially affected us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to the data and systems used in our business. See “Item 3.D. Risk Factors —Relating to Our Industry— A cyber-attack could materially disrupt our business”.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities (6)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

4.4	2024 Equity Compensation Plan(7)

8	Subsidiaries

11	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97	Compensation Recovery Policy(8)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.
(6)	Previously filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.
(7)	Previously filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 26, 2024.
(8)	Previously filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer

Date:	April 28, 2025

StealthGas Inc.
Consolidated Financial Statements
Index to consolidated
financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April
28
, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, p rovidi
ng a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Vessel Impairment – Future Charter Rates used in the undiscounted future cash flows for vessels with impairment indication — Refer to Note 2 of the consolidated financial statements
Critical Audit Matter Description
The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer considered to be recoverable. As of December 31, 2024, 8 out of 28 vessels had an impairment indication.
If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessels’ current contracted charters, and an estimated daily time charter rate for the unchartered period using the most recent nine-year historical time charter average for the vessel class. These assumptions are based on historical trends that are in line with the Company’s historical performance and expectations for the vessels’ utilization under the current deployment strategy.
We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessels.
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
28
, 2025
Athens, Greece
We have served as the Company’s auditor since 2005.

StealthGas Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents		77,202,843	80,653,398
Trade and other receivables		4,506,741	6,156,300
Other current assets	14	130,589	193,265
Claims receivable		55,475	55,475
Inventories	4	1,979,683	3,891,147
Advances and prepayments		1,409,418	733,212
Restricted cash		659,137	—
Assets held for sale	6	34,879,925	—
Fair value of derivatives	10	—	387,608

Total current assets		120,823,811	92,070,405

Non current assets
Advances for vessels’ acquisitions	3,5	23,414,570	—
Operating lease right-of-use assets	18	99,379	—
Vessels, net	3,6	504,295,083	608,214,416
Other receivables		48,040	370,053
Restricted cash		5,893,721	3,867,752
Investments in joint ventures	7	39,671,603	27,717,238
Deferred finance charges		1,105,790	—
Fair value of derivatives	10	1,858,677	—

Total non current assets		576,386,863	640,169,459

Total assets		697,210,674	732,239,864

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	955,567	388,130
Trade accounts payable		9,953,137	10,994,434
Accrued and other liabilities	8	5,681,144	4,922,587
Operating lease liabilities	18	71,173	—
Deferred income		5,386,126	4,304,667
Current portion of long-term debt	9	16,624,473	23,333,814

Total current liabilities		38,671,620	43,943,632

Non current liabilities
Operating lease liabilities	18	28,206	—
Deferred income		1,928,712	213,563
Long-term debt	9	106,918,176	61,555,855

Total non current liabilities		108,875,094	61,769,418

Total liabilities		147,546,713	105,713,050

Commitments and contingencies	17
Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized, 45,343,428 shares issued and 36,142,326 shares outstanding at December 31, 2023 and 37,041,373 shares issued and outstanding at December 31, 2024 with a par value of $0.01 per share	11	453,434	370,414
Treasury stock, 9,201,102 at December 31, 2023 and nil at December 31, 2024 with a par value of $0.01 per share	11	(44,453,836)	—
Additional paid-in capital	11	446,938,868	409,912,934
Retained earnings		145,993,681	215,855,858
Accumulated other comprehensive income		731,814	387,608

Total stockholders’ equity		549,663,961	626,526,814

Total liabilities and stockholders’ equity		697,210,674	732,239,864

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Income
For the Years Ended December 31, 2022, 2023 and 2024
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2022	December 31, 2023	December 31, 2024
Revenues
Revenues		152,760,888	143,527,769	167,262,185

Total revenues	14	152,760,888	143,527,769	167,262,185

Expenses
Voyage expenses		20,306,407	11,429,716	9,594,880
Voyage expenses – related party	3	1,871,071	1,779,488	2,063,228
Vessels’ operating expenses	15	53,909,328	52,206,248	48,961,137
Vessels’ operating expenses – related party	3,15	1,035,450	911,250	875,002
Dry-docking costs		2,954,575	2,641,706	5,312,614
Management fees – related party	3	5,242,990	4,531,920	4,258,240
General and administrative expenses (including $1,012,829, $1,074,549 and $1,049,452 to related party)	3	3,404,141	5,331,029	10,309,693
Depreciation	6	27,814,901	23,707,797	26,076,687
Impairment loss	3,6,10	3,167,034	2,816,873	—
Net loss/(gain) on sale of vessels	3,6	408,637	(7,645,781)	(46,384)

Total expenses		120,114,534	97,710,246	107,405,097

Income from operations		32,646,354	45,817,523	59,857,088

Other (expenses)/income
Interest and finance costs		(12,076,300)	(9,956,712)	(9,062,562)
Gain on derivatives	10	1,698,462	237,618	99,286
Interest income		1,098,789	3,712,239	3,416,221
Foreign exchange gain/(loss)		23,373	(190,722)	(70,692)

Other expenses, net		(9,255,676)	(6,197,577)	(5,617,747)

Income before equity in earnings of investees		23,390,678	39,619,946	54,239,341
Equity earnings in joint ventures	7	10,862,687	12,316,883	15,622,836

Net Income		34,253,365	51,936,829	69,862,177

Earnings per share
Basic	13	0.90	1.38	1.91

Diluted	13	0.90	1.37	1.90

Weighted average number of shares
Basic		37,961,560	37,166,449	35,237,059

Diluted		37,961,673	37,236,951	35,333,160

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2022, 2023 and 2024
(Expressed in United States Dollars)

	Note	December 31, 2022	December 31, 2023	December 31, 2024
Net income		34,253,365	51,936,829	69,862,177

Other comprehensive income
Effect of cash flow hedges	10	8,290,428	(4,454,669)	(344,206)

Total other comprehensive income/(loss)		8,290,428	(4,454,669)	(344,206)

Total comprehensive income		42,543,793	47,482,160	69,517,971

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2022, 2023 and 2024
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock
	Number of Shares (Note 11)	Amount (Note 11)	Number of Shares (Note 11)	Amount (Note 11)	Additional Paid-in Capital (Note 11)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income (Note 10)	Total
Balance, January 1, 2022	43,527,428	435,274	(5,325,247)	(25,373,380)	443,009,334	59,803,487	(3,103,945)	474,770,770

Stock based compensation	—	—	—	—	610,788	—	—	610,788
Comprehensive income for the year	—	—	—	—	—	34,253,365	8,290,428	42,543,793

Balance, December 31, 2022	43,527,428	435,274	(5,325,247)	(25,373,380)	443,620,122	94,056,852	5,186,483	517,925,351

Issuance of restricted shares and stock based compensation	1,566,000	15,660	—	—	2,573,746	—	—	2,589,406
Exercise of stock options	250,000	2,500	—	—	745,000	—	—	747,500
Stock repurchase	—	—	(3,875,855)	(19,080,456)	—	—	—	(19,080,456)
Comprehensive income for the year	—	—	—	—	—	51,936,829	(4,454,669)	47,482,160

Balance, December 31, 2023	45,343,428	453,434	(9,201,102)	(44,453,836)	446,938,868	145,993,681	731,814	549,663,961
Issuance of restricted shares and stock based compensation	825,247	8,253	—	—	7,318,555	—	—	7,326,808
Exercise of stock options	125,000	1,250	—	—	355,000	—	—	356,250
Stock repurchase	—	—	(51,200)	(338,176)	—	—	—	(338,176)
Cancellation of treasury stock	(9,252,302)	(92,523)	9,252,302	44,792,012	(44,699,489)	—	—	—
Comprehensive income for the year	—	—	—	—	—	69,862,177	(344,206)	69,517,971

Balance, December 31, 2024	37,041,373	370,414	—	—	409,912,934	215,855,858	387,608	626,526,814

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc
.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2023 and 2024
(Expressed in United States Dollars)

	December 31, 2022	December 31, 2023	December 31, 2024
Cash flows from operating activities
Net income for the year	34,253,365	51,936,829	69,862,177
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,814,901	23,707,797	26,076,687
Amortization of deferred finance charges	855,472	1,345,940	711,378
Amortization of operating lease right-of-use assets	104,168	99,379	99,379
Share based compensation	610,788	2,589,406	7,326,808
Change in fair value of derivatives	(1,964,307)	789,509	108,841
Proceeds from disposal of interest rate swaps	—	—	1,018,000
Equity earnings in joint ventures	(10,862,687)	(12,316,883)	(15,622,836)
Dividends received from joint ventures	9,486,900	14,589,215	20,570,036
Impairment loss	3,167,034	2,816,873	—
Net loss/(gain) on sale of vessels	408,637	(7,645,781)	(46,384)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,675,772)	238,627	(1,971,610)
Other current assets	28,470	139,925	(62,676)
Claims receivable	(500,249)	—	—
Inventories	(819,065)	1,365,189	(1,664,738)
Changes in operating lease liabilities	(104,168)	(99,379)	(99,379)
Advances and prepayments	(43,532)	(728,005)	676,228
Increase/(decrease) in
Balances with related parties	2,185,408	(1,532,943)	(555,589)
Trade accounts payable	3,328,208	(1,813,377)	628,899
Accrued liabilities	1,775,447	(100,515)	(758,558)
Deferred income	(486,805)	2,058,409	(2,796,608)

Net cash provided by operating activities	66,562,213	77,440,215	103,500,055

Cash flows from investing activities
Insurance proceeds	380,760	126,666	—
Vessels’ acquisitions, advances for vessels under construction and improvement of vessels	(24,230,937)	(85,201)	(106,169,013)
Proceeds from sale of vessels, net	25,027,379	80,109,781	34,679,584
Increase in short-term investments	(26,500,000)	—	—
Maturity in short-term investments	—	26,500,000	—
Return of investments from joint ventures	8,066,100	4,688,785	7,007,164

Net cash (used in)/provided by investing activities	(17,256,698)	111,340,031	(64,482,265)

Cash flows from financing activities
Proceeds from exercise of stock options	—	747,500	356,250
Stock repurchase	—	(19,080,456)	(338,176)
Deferred finance charges paid	(534,600)	(988,165)	(22,167)
Advances from joint ventures	4,428,713	11,847	—
Advances to joint ventures	(5,565,396)	—	(11,847)
Loan repayments	(83,579,825)	(154,870,215)	(108,236,401)
Proceeds from long-term debt	59,400,000	—	70,000,000

Net cash used in financing activities	(25,851,108)	(174,179,489)	(38,252,341)

Net increase in cash and cash equivalents and restricted cash	23,454,407	14,600,757	765,449
Cash and cash equivalents and restricted cash at beginning of year	45,700,537	69,154,944	83,755,701

Cash and cash equivalents and restricted cash at end of year	69,154,944	83,755,701	84,521,150

Cash breakdown
Cash and cash equivalents	55,770,823	77,202,843	80,653,398
Restricted cash, current	2,519,601	659,137	—
Restricted cash, non-current	10,864,520	5,893,721	3,867,752

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	69,154,944	83,755,701	84,521,150

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	9,760,448	14,695,487	9,594,744
Non cash investing activity – Vessels	135,481	63,752	476,180
Non cash financing activity – Deferred finance charges	165,666	—	—

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2024 owned a fleet of twenty-eight liquified petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
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
During 2022, 2023 and 2024, the following charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2022	2023	2024

A	16%	20%	—
B	—	14%	14%
C	—	—	10%
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

Restricted Cash:
Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments, or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.
Trade Receivables:
 The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts based on the Company’s history of write-offs and the economic status of its customers. Bad debts are written off in the period in which they are identified. No provision for doubtful accounts was required for any of the periods presented based on the Company’s credit losses assessment.
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
Impairment or Disposal of Long-lived Assets:
Impairment charges are recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.
Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates. An impairment loss was identified and recorded for the year ended December 31, 2023. No impairment loss was identified for the year ended December 31, 2024. (Note 6).
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
Segment Reporting:
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results each such type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet and the CODM decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.
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
A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. Revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues are recognized when the amount can be estimated, and its collection is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.
Deferred income represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. In addition, vessel voyage expenses include bunkers and port expenses incurred while the vessels are idle or in transit for the scheduled dry-docking, during periods when no active charter party agreement is in place. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of a voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.

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
Investments in joint ventures:
The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of income.
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
The Company elected the practical expedient of ASC 842 that allowed for time charter-in contracts with an initial lease term of one year or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized in the consolidated balance sheet. The Company recognized the operating lease right-of-use assets and the corresponding lease liabilities in the consolidated balance sheet for time charter-in contracts and the agreement to lease office space with a lease term of more than one year at the commencement of the lease. The Company recognizes the lease payments for all vessel operating and office leases as charter hire expenses and general and administrative expenses, respectively, in the consolidated statements of income on a straight-line basis over the lease term.
Recent Accounting Pronouncements:
In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company adopted ASU 2023-07 as of January 1, 2024 and its adoption had limited impact on the Company’s disclosures and there was no impact on the Company’s financial position or results of operations.
In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.
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
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) and the assets held for sale (“Commissions – assets held for sale”) are included in the consolidated statement of income.
In addition to management services, the Company reimburses the Manager for the compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Chief Technical Officer (the “Executive compensation”).
Furthermore, the Company has entered into a supervision agreement with an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”) for the supervision of the construction of vessels Eco Oracle and Eco Wizard for a fixed fee of $550,000 per vessel (the “Supervision fees”).
The current account balance with the Manager at December 31,
2023
and
2024
was a liability of $943,720 and $388,130, respectively. The balance mainly represents payments made by the Manager on behalf of the ship-owning companies, net of cash advances provided to the Manager.
Furthermore, the current account balance with entities that the Company owns 50.1% equity interests (Note 7) amounted to a liability of $11,847 and nil as of December 31, 2023 and 2024, respectively. The liability mainly represents revenues collected by the Company on behalf of these entities.
The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”) (Note 18).

The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of income	2022	2023	2024
Management fees	Management fees – related Party	5,242,990	4,531,920	4,258,240
Brokerage commissions	Voyage expenses – related Party	1,871,071	1,779,488	2,063,228
Superintendent fees	Vessels’ operating expenses – related party	120,000	110,500	120,000
Crew management fees	Vessels’ operating expenses – related party	915,450	800,750	755,002
Supervision fees	Vessels, net	—	—	1,100,000
Commissions – vessels purchased	Vessels, net	—	—	1,170,000
Commissions – vessels sold	Net loss/(gain) on sale of vessels	120,250	728,150	—
Commissions – assets held for sale	Impairment loss	108,000	353,400	—
Executive compensation	General and administrative expenses	924,503	970,382	946,007
Rental expense	General and administrative expenses	88,326	104,167	103,445
During July 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two LPG vessels for a total cost of $117 million. Advances paid for the acquisition of these vessels amounted to $23.4 million
as of December 31, 2023 (Note 5). Both vessels, the Eco Oracle and the Eco Wizard, were delivered to the Company in January 2024 and an amount of $93,600,000 was paid to the sellers.
On October 30, 2024, the Company entered into a memorandum of agreement for the acquisition of the vessel “Gas Defiance” from one of the Company’s joint ventures (Note 7) for a total of $9,500,000. The vessel “Gas Defiance” was delivered to the Company on
November 4, 2024
.
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2023	2024
Bunkers	746,147	2,346,431
Lubricants	1,233,536	1,544,716

Total	1,979,683	3,891,147

5. Advances for Vessels’ Acquisitions
For the years ended December 31, 2023 and 2024, the movement of the account, advances for vessels’ acquisitions was as follows:

Balance, December 31, 2022	23,400,000

Other capitalized expenses	14,570

Balance, December 31, 2023	23,414,570

Transfer to vessels	(23,414,570)

Balance, December 31, 2024	—

The amount of $23,400,000 paid during 2022 represents total advances paid to related parties for the acquisition of the vessels Eco Oracle and Eco Wizard (Note 3). Both vessels were delivered to the Company in January 2024.
6. Vessels, net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	828,019,413	(199,540,960)	628,478,453

Impairment loss	(15,722,992)	12,906,119	(2,816,873)
Disposals	(78,933,759)	15,908,259	(63,025,500)
Transfer to Assets held for sale	(34,633,200)	—	(34,633,200)
Depreciation for the year	—	(23,707,797)	(23,707,797)

Balance, December 31, 2023	698,729,462	(194,434,379)	504,295,083

Additions	129,996,020	—	129,996,020

Depreciation for the year	—	(26,076,687)	(26,076,687)

Balance, December 31, 2024	828,725,482	(220,511,066)	608,214,416

On February 14, 2022, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Inspiration” to an unaffiliated third party for $9,650,000. The vessel was delivered to her new owners on March 22, 2022. The Company disposed the vessel “Gas Inspiration” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $345,278 which is included in the Company’s consolidated statement of income under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2022.
As of March 31, 2022, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value with the exception of one vessel and therefore the Company identified and recorded an impairment loss of $529,532 which is presented under the caption “Impairment loss” in the consolidated statement of income for the year ended December 31, 2022.
On April 19, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Monarch” to an unaffiliated third party for $2,375,000. The vessel was delivered to her new owners on May 23, 2022. The Company disposed the vessel “Gas Monarch” as the agreed selling price was a suitable opportunity for the Company and realized an aggregate loss from the sale of this vessel of $90,855 which is included in the Company’s consolidated statement of income under the caption “Net loss on sale of vessels” for the year ended December 31, 2022.
On November 24, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Prodigy” to an unaffiliated third party for $5,100,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,100,000 less estimated selling expenses of $170,093. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2022 amounted
to $2,026,333. The Company decided to dispose the vessel “Gas Prodigy” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 4, 2023.
On December 15, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Spirit” to an unaffiliated third party for $5,700,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,700,000 less estimated selling expenses of $50,311. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2022 amounted to $565,591. An amount of $1,140,000 in connection with this sale was collected in December 2022 and was included under the caption “Accrued and other liabilities” in the consolidated balance sheet as of December 31, 2022. The Company decided to dispose the vessel “Gas Spirit” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 19, 2023 and the Company realized a loss from the sale of this vessel of $23,354 which is included in the Company’s consolidated statement of income under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2023.
On February 13, 2023, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Galaxy” to an unaffiliated third party for $2,100,000. The Company disposed the vessel “Gas Galaxy” as the agreed selling price was a suitable opportunity for the Company. This vessel had a net book value, after impairment amounting to $45,578, of $2,100,000 as of December 31, 2022. The vessel was delivered to her new owners on April 4, 2023 and an impairment loss of $57,320 was recognized in the Company’s consolidated statement of income for the year ended December 31, 2023.
On April 26, 2023, the Company entered into four memorandum of agreements for the disposal of the vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” to an unaffiliated third party for a total of $70,715,000. The vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” were delivered to their new owner on May 26, 2023, June 14, 2023, July 18, 2023 and August 4, 2023 respectively. The vessel “Eco Nemesis” was classified as vessels held for sale as of June 30, 2023 and was recorded at its selling price of $16,950,000. The Company realized an aggregate gain from the sale of the vessels of $7,669,135 which is included in the Company’s consolidated statement of income under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2023.
On May 26, 2023, the Company entered into two memorandum of agreements for the disposal of the vessels “Eco Green” and “Eco Dream” to unaffiliated third parties for a total of $35,340,000. The Company decided to dispose these vessels as the agreed selling price was a suitable opportunity for the Company. These vessels, together with their inventories on board amounting to $246,725, were classified as assets held for sale as of December 31, 2023 and were recorded at their selling price of $35,340,000 less estimated selling expenses of $706,800. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2023 amounted to $2,759,553. The vessel “Eco Green” was delivered to her new owners on January 9, 2024, whereas the vessel “Eco Dream” was delivered to her owners on January 17, 2024 and the Company realized a gain from the sale of these vessels of $46,384 which is included in the Company’s consolidated statement of income under the caption “Net loss/(gain) on sale of vessels” for the year ended December 31, 2024.
Additions during the year ended December 31, 2024 mainly relate to the acquisition of the vessels Eco Oracle, Eco Wizard and Gas Defiance (Note 3).
As of December 31, 2024, 3 vessels with a carrying value of $159,912,825 (2023: 12 vessels with a carrying value of $282,953,442) have been mortgaged as collateral to secure the Company’s bank loans (Note 9).
As of December 31, 2023 and 2024, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value.

7. Investments in joint ventures
Details of each of the Company’s joint ventures at December 31, 2023 and 2024 are as follows:

		Proportion of ownership interest held by the Company
Name of joint venture	Principal activity	December 31, 2023	December 31, 2024
Spacegas Inc.	Ownership and operation of the vessel “Gas Defiance” 5	50.1%	50.1%
Financial Power Inc.	Ownership and operation of the vessel “Gas Shuriken” 6	50.1%	50.1%
Cannes View Inc	Ownership and operation of the vessel “Gas Haralambos”	50.1%	50.1%
Colorado Oil and Gas Inc.	Ownership and operation of the vessel “Eco Lucidity”	50.1%	50.1%
Frost Investments Corp. Inc.	Ownership and operation of the vessel “Eco Nebula” 1	50.1%	—
MGC Agressive Holdings Inc.	Ownership and operation of the vessels “Eco Evoluzione”2, “Eco Etheral”3 and “Eco Sorcerer” 4	51.0%	51.0%

1	The vessel Eco Nebula was sold to an unrelated party on August 9, 2022
2	The vessel Eco Evoluzione was sold to an unrelated party on March 29, 2023
3	The vessel Gaschem Bremen was renamed to Eco Ethereal on April 18, 2023 and was sold to an unrelated party on April 23, 2024.
4	The vessel Eco Sorcerer was delivered to the fleet on October 6, 2023
5	The vessel Gas Defiance was sold to the Company on November 4, 2024 (Note 3)
6	The vessel Gas Shuriken was sold to an unrelated party on January 21, 2025
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
Below is a table of equity investment activity:

	Year Ended December 31,
	2023	2024
Beginning balance	$46,632,720	$39,671,603
Dividends received	(19,278,000)	(27,577,201)
Equity earnings	12,316,883	15,622,836

Investments in joint ventures	$39,671,603	$27,717,238
As of December 31, 2023 and 2024, the carrying value of the Company’s equity method investments was $1.93 million and $1.87 million, respectively, higher than its interest in the investees’ underlying net assets. This basis difference relates to a vessel that was under construction during 2022 and was delivered in 2023 and will be amortized over the vessel’s useful life.
On December 12, 2023, as a result of the decision of the charterer of the vessel “Eco Ethereal” to exercise its option to acquire the vessel upon expiration of its charter in April 2024, the ship owning company of the vessel entered into a memorandum of agreement for the disposal of its vessel for $43,000,000. A 20% deposit was received by the
MGC Agressive Holdings Inc.
joint venture on November 8, 2023. The vessel was delivered to her new owners on April 23, 2024.
On September 20, 2024, the ship owning company of the vessel “Gas Shuriken” entered into a memorandum of agreement for the disposal of the vessel to an unaffiliated third party for a total of $11,400,000. The vessel “Gas Shuriken” was delivered to her new owners on January 21, 2025. No impairment charge was recognized for the year ended December 31, 2024.
In March 2025, Colorado Oil and Gas Inc. and Cannes View Inc., prepaid in full the then outstanding balance of $8.7 million of the term loan dated July 2019 with original maturity date July 2025 using cash on hand and the related mortgage on the vessels Eco Lucidity and Gas Haralambos was released.
8. Accrued and Other Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2023	2024
Interest on long-term debt	2,093,401	1,173,219
Administrative expenses	145,418	163,377
Vessel operating and voyage expenses	3,442,325	3,585,991

Total	5,681,144	4,922,587

9. Long-term Debt

	Term Loans
Issue Date/ Refinancing Date		Maturity Date	Drawn Amount	December 31, 2023	December 31, 2024
March 2023		January 2032	70,000,000	—	66,719,215
May 2016		December 2025	65,650,000	21,234,160	19,161,840
March 2017		April 2026	70,787,500	42,343,739	—
August 2021		August 2026	60,000,000	29,260,092	—
December 2021		January 2028	59,400,000	31,279,000	—

Total				124,116,991	85,881,055

Current portion of long-term debt				16,863,076	23,537,305
Long-term debt				107,253,915	62,343,750

Total debt				124,116,991	85,881,055

Current portion of deferred finance charges				238,603	203,491
Deferred finance charges non-current				335,740	787,895

Total deferred finance charges				574,343	991,386

Total debt				124,116,991	85,881,055
Less: Total deferred finance charges				574,343	991,386

Total debt, net of deferred finance charges				123,542,648	84,889,669

Less: Current portion of long-term debt, net of current portion of deferred finance charges				16,624,473	23,333,814

Long-term debt				106,918,176	61,555,855

Changes in the Company’s outstanding term loans as of December 31, 2023 and 2024 are as follows:
For the year 2023:
In February 2023, the Company prepaid $5.9 million of the term loan dated August 2021 with original maturity date August 2026 using cash on hand and the related mortgages on the vessels Gas Astrid and Gas Exelero were released.
In March 2023 and in June 2023, the Company prepaid a total of $29.7 million of a term loan dated January 2021 with original maturity date January 2028 using cash on hand and the related mortgages on the vessels Eco Corsair, Eco Royalty, Eco Czar, Eco Nemesis and Eco Elysium were released. Following this loan repayment, the related interest rate swap agreements were terminated and an amount of $2.0 million was collected from the respective counterparty.
In March 2023, the Company entered into a loan agreement of $70,000,000 with a bank in order to finance the acquisition of the vessels Eco Oracle and the Eco Wizard that were acquired from affiliated entities in January 2024 (Note 3). The term loan was fully drawn down in two equal tranches, the first of which was drawn down on January 9, 2024, and the second one was drawn down on January 31, 2024. The term loan is repayable in thirty two quarterly installments plus a balloon payment payable together with the last instalment for each vessel in January 2032.
In May 2023, the Company prepaid $29.9 million of a term loan dated April 2020 with original maturity date February 2027 using cash on hand and the related mortgages on the vessels Eco Alice and Eco Blizzard were released.
In May 2023, the Company prepaid $19.2 million of a term loan dated December 2021 with original maturity date January 2028 using cash on hand and the related mortgages on the vessels Eco Enigma and Eco Texiana were released.
In June 2023, the Company prepaid $18.2 million of a term loan dated January 2021 with original maturity date January 2026 using cash on hand and the related mortgages on the vessels Eco Steam, Eco Chios and Eco Galaxy were released. Following this loan repayment, the related interest rate swap agreement was terminated and an amount of $1.2 million was collected from the respective counterparty.
In June 2023, the Company prepaid $20.3 million of a term loan dated May 2016 with original maturity date December 2025 using cash on hand and the related mortgage on the vessel Eco Frost was released. Following this loan repayment, the related interest rate swap agreements were terminated and an amount of $0.7 million was collected from the respective counterparty.
In July 2023, the Company prepaid $8.7 million of the term loan dated August 2021 with original maturity date August 2026 using cash on hand and the related mortgage on the vessel Eco Dream was released.
Furthermore, during 2023 the Company made scheduled principal payments in connection with its term loans amounting to $23.0 million.
For the year 2024:
In February 2024, the Company prepaid
 in full the then outstanding balance of
$29.3 million of the term loan dated August 2021 with original maturity date August 2026 using cash on hand and the related mortgages on the vessels Gas Elixir, Eco Nical, Eco Dominator, Gas Myth and Gas Cerberus were released. Following this loan repayment, the related interest rate swap agreement was terminated and an amount of $1.0 million was collected from the respective counterparty.

In May 2024, the Company prepaid
in full the then outstanding balance of

$29.3 million of the term loan dated December 2021 with original maturity date January 2028 using cash on hand and the related mortgages on the vessels Gas Husky, Gas Esco, Eco Universe and Eco Invictus were released.
In May 2024, the Company prepaid $20.1 million of the term loan dated March 2017 with original maturity date April 2026 using cash on hand and the related mortgage on the vessel Eco Freeze was released.
In August 2024, the Company prepaid
in full the then outstanding balance of

$19.0 million of the term loan dated March 2017 with original maturity date April 2026 using cash on hand and the related mortgage on the vessel Eco Arctic was released.
Furthermore, during 2024 the Company made scheduled principal payments in connection with its term loans amounting to $10.5 million.
The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 120% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreements) to interest expense to be at all times greater than 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•
the Company should maintain on a monthly basis a minimum aggregate cash balance amounting to $3,867,752 as of December 31, 2024
in the earnings accounts with the relevant banks as well as a free cash balance of $10,000,000 at the end of each quarter,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.
The interest rates on the outstanding loans as of December 31, 2023 and 2024 are based on a SOFR plus a margin (2022: LIBOR plus a margin). The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:
Year ended December 31, 2022: 4.20%
Year ended December 31, 2023: 7.07%
Year ended December 31, 2024: 7.52%
Bank loan interest expense for the above loans for the years ended December 31, 2022, 2023 and 2024 amounted to $11,446,312, $13,250,267 and $ 8,859,096, respectively.
Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income. For the years ended December 31, 2022, 2023 and 2024, the amortization of deferred financing charges amounted to $855,472, $1,345,940 and $711,378 respectively, and is included in interest and finance costs in the consolidated statements of income.
At December 31, 2024, the Company was in compliance with all of its debt financial covenants.

The annual principal payments to be made, for the abovementioned loans, after December 31, 2024, are as follows:

December 31,	Amount
2025	23,537,305
2026	4,375,000
2027	4,375,000
2028	4,375,000
Thereafter	49,218,750

Total	85,881,055

10. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to one floating-to-fixed interest rate swap with a major financial institution at December 31, 2024 (2023: two swaps) covering notional amounts aggregating to $19,164,000 at December 31, 2024 (2023: $42,510,194) pursuant to which it pays fixed rates and receives floating rates based on the SOFR. These agreements contain no leverage features. As of December 31, 2023 and 2024 one derivative contract qualified for hedge accounting since its inception.
The following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2023 and 2024.

	Effective date	Termination date	Fixed Rate (Company pays)	Floating Rate (Company receives)	Fair Value Asset December 31, 2023	Notional Amount December 31, 2023	Fair Value Asset December 31, 2024	Notional Amount December 31, 2024
Swap 1	April 10, 2018	December 11, 2025	2.74%	SOFR	$731,814	$21,236,000	$387,608	$19,164,000
Swap 2	February 5, 2022	June 30, 2026	1.49%	SOFR	$1,126,863	$21,274,194	—	—

Total					$1,858,677	$42,510,194	$387,608	$19,164,000

*	Swap 1 was early terminated in April 2025 (Note 19)
**	Swap 2 was early terminated in February 2024 (Note 9)
The

following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.
Tabular disclosure of financial instruments is as follows:

		December 31,
		2023		2024
Derivatives designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	731,814	—	—	—
Interest Rate Swap Agreements	Current assets — Fair value of derivatives	—	—	387,608	—

Total derivatives designated as hedging instruments		731,814	—	387,608	—

		December 31,
		2023		2024
Derivatives not designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	1,126,863	—	—	—

Total derivatives not designated as hedging instruments		1,126,863	—	—	—

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Location of Gain/(Loss)	Year Ended December 31,
Derivatives not designated as hedging instruments	Recognized	2022	2023	2024
Interest Rate Swap — Change in Fair Value	Gain on derivatives	1,697,401	(570,539)	(1,126,863)
Interest Rate Swap — Realized income	Gain on derivatives	1,061	808,157	1,226,149

Total gain on derivatives		1,698,462	237,618	99,286

	Location of (Loss)/Gain	Year Ended December 31,
Derivatives designated as hedging instruments	Recognized	2022	2023	2024
Interest Rate Swap — Realized (expense)/income	Interest and finance costs	(126,241)	4,771,235	591,664

Total (loss)/gain on derivatives		(126,241)	4,771,235	591,664

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain on cash flow hedges relating to the Company’s interest rate swap contracts and are analyzed as follows:

Unrealized (Loss)/Income on cash flow hedges
Balance, January 1, 2022	(3,103,945)

Other comprehensive income before reclassifications	8,164,187
Amounts reclassified from accumulated other comprehensive loss relating to qualifying hedges	126,241

Balance, December 31, 2022	5,186,483

Other comprehensive income before reclassifications	316,566
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(4,771,235)

Balance, December 31, 2023	731,814

Other comprehensive income before reclassifications	247,458
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(591,664)

Balance, December 31, 2024	387,608

Fair Value of Financial Instruments and Concentration of Credit Risk
: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, payable to related parties, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being SOFR. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based SOFR swap yield curves. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.
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

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2024:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest Rate Swap Agreements	387,608	—	387,608	—

Total	387,608	—	387,608	—

The following table present the fair values for assets measured on a non-recurring basis as of December 31, 2023 categorized into a Level based upon the lowest level of significant input to the valuations:

		Fair Value Measurements Using
		Quoted Prices in Active	Significant
Description	Fair Value as of December 2023	Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	35,340,000	—	35,340,000	—	(2,759,553)

Total	35,340,000	—	35,340,000	—	(2,759,553)
The vessels Eco Green and Eco Dream were classified as held for sale as of December 31, 2023 (Note 6) and were recognized at their fair value of $35,340,000 less costs to sell of $706,800. The fair value was determined based on the transaction price, as the sale price was agreed with unaffiliated third parties.
As of 31.12.2024, there were no assets nor liabilities measured on a non-recurring basis.
11. Capital Stock, Treasury Stock and Additional Paid-in Capital
The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.
In May 2023, the Company’s Board of Directors authorized the repurchase of up to $15,000,000 of shares of the Company’s common stock, and in October 2023 a $10,000,000 increase to this repurchase program for a total aggregate amount of $25,000,000. For the year ended December 31, 2023, the Company completed the repurchase of 3,875,855 common shares paying a total amount of $19,080,456. These shares were initially held as treasury stock by the Company. During the period from January 1, 2024 to April 26, 2024, the Company completed the repurchase of 51,200 common shares paying a total amount of $338,176. These shares were initially held as treasury stock by the Company. During 2024 all previously issued 9,252,302 shares held within treasury stock were surrendered and retired. Following retirement, the shares are no longer considered issued or outstanding. As of December 31, 2024, the Company held no treasury stock.
For the year ended December 31, 2022, the Company did not make any repurchase of its common shares.
12. Equity Compensation Plan
In 2024 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2015 and expired in 2024 (the “2015 Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2024, total of 2,699,612 restricted shares and options to purchase 922,000 common shares had been granted under the 2015 Plan and a total of 300,000 restricted shares and options to purchase 100,000 common shares have been granted under the Plan.
Restricted shares
On February 21, 2023, the Company granted 284,000 of non-vested restricted shares under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.85 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on February 21, 2024 and the remaining 50% vest on February 21, 2025.
On May 24, 2023, the Company granted 449,000 of non-vested restricted shares under the 2015 Plan to the Company’s CEO. The fair value of each share granted was $3.11 which is equal to the market value of the Company’s common stock on that day. These shares vested on November 24, 2023.
On December 8, 2023, the Company granted 833,000 of non-vested restricted shares under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.43 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on December 8, 2024 and the remaining 50% vest on December 8, 2025.
On April 23, 2024, the Company granted 525,247 of non-vested restricted shares under the 2015 Plan to the Company’s CEO, non-executive members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.01 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on April 23, 2025 and the remaining 50% vest on April 23, 2026.
On September 16, 2024, the Company granted 300,000 of non-vested restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $6.89 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on September 16, 2025 and the remaining 50% vest on September 16, 2026.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2022, 2023 and 2024.
The stock based compensation expense for the vested and non-vested shares for the years ended December 31, 2022, 2023 and 2024 amounted to $462,508, $2,272,057 and $6,195,757, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2022, 2023 and 2024, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non- vested share
Non-vested, January 1, 2022	343,744	2.99

Vested	(171,872)	2.99

Non-vested, December 31, 2022	171,872	2.99

Granted	1,566,000	4.83

Vested	(620,872)	5.80

Non-vested, December 31, 2023	1,117,000	5.52

Granted	825,247	6.33

Vested	(558,500)	5.52

Non-vested, December 31, 2024	1,383,747	4.51

The total fair value of shares vested during the years ended December 31, 2022, 2023 and 2024 was $465,773, $3,599,860 and $3,069,490, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost relating to the shares granted amounting to $4,420,683 as of December 31, 2024, is expected to be recognized over the remaining period of 1.7 years, according to the contractual terms of those non-vested share awards.
Options to purchase common shares
On February 21, 2023, the Company granted options to acquire up to 250,000 shares of common stock at an exercise price of $2.85 per share
under the 2015 Plan to the Company’s CEO. 50% of these options vested on February 21, 2024 and the remaining 50% vest on February 21, 2025. These options expire on February 21, 2033. The fair value of each option granted was $1.47. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 50.20%; expected term of 5.75 years; risk-free interest rate of 4.06%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date. 125,000 of these options were exercised on February 28, 2024 and 125,000 common shares were acquired for a total consideration of $356,250.
On December 8, 2023, the Company granted options to acquire up to 299,000 shares of common stock at an exercise price of $6.43 per share under the
2015 Plan to the Company’s CEO and non-executive members of Board of Directors of the Company. 50% of these options vest on December 8, 2024 and the remaining 50% vest on December 8, 2025. These options expire on December 8, 2033. The fair value of each option granted was $3.39. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 51.44%; expected term of 5.75 years; risk-free interest rate of 4.17%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.
On April 23, 2024, the Company granted options to acquire up to 123,000 shares of common stock at an exercise price of $6.01 per share under the 2015 Plan to the Company’s CEO, non-executive members of
Board

of

Directors of the Company and employee of the Manager. 50% of these options vest on April 23, 2025 and the remaining 50% vest on April 23, 2026. These options expire on April 23, 2034. The fair value of each option granted was $3.22. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 52.11%; expected term of 5.75 years; risk-free interest rate of 4.53%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.

On September 16, 2024, the Company granted options to acquire up to 100,000 shares of common stock at an exercise price of $6.89 per share under the Plan to the
Company’s CEO. 50% of these options vest on September 16, 2025 and the remaining 50% vest on September 16, 2026. These options expire on September 16, 2034. The fair value of each option granted was $3.62. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 53.02%; expected term of 5.75 years; risk-free interest rate of 3.39%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.
A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2022, 2023 and 2024, is as follows:

	Option shares #	Weighted-Average Exercise Price $
Outstanding – January 31, 2022	250,000	2.99
Exercisable – January 31, 2022	—	—
Granted	—	—
Outstanding – December 31, 2022	250,000	2.99
Exercisable – December 31, 2022	125,000	2.99
Unvested-December 31, 2022	125,000	2.99
Granted	250,000	2.85
Granted	299,000	6.43
Exercised	(250,000)	2.99
Outstanding – December 31, 2023	549,000	4.80
Exercisable – December 31, 2023	—	—
Unvested – December 31, 2023	549,000	4.80
Granted	123,000	6.01
Granted	100,000	6.89
Exercised	(125,000)	2.85
Outstanding – December 31, 2024	647,000	5.73
Exercisable – December 31, 2024	149,500	6.43

Unvested – December 31, 2024	497,500	5.52

125,000 options vested during the year ended December 31, 2022, 125,000 options vested and 250,000 options exercised during the year ended December 31, 2023 and 274,500 options vested of which 125,000 options were exercised during the year ended December 31, 2024. The remaining unrecognized compensation cost relating to the options granted amounting to $724,878 as of December 31, 2024, is expected to be recognized over the remaining period of 1.7 years, according to the contractual terms of those non-vested options.
The stock based compensation expense for the vested and non-vested options for the years ended December 31, 2022, 2023 and 2024 amounted to $148,280, $317,349 and $1,131,051, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

As at December 31, 2024, the weighted average intrinsic value of outstanding stock options was $0.46 per option.
13. Earnings per share
All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings.
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
The Company calculates basic and diluted earnings per share as follows:

	2022		2023		2024
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	34,253,365	34,253,365	51,936,829	51,936,829	69,862,177	69,862,177
Less: Undistributed earnings allocated to non-vested shares	216,168	216,168	813,111	811,596	2,701,759	2,694,694

Net income attributable to common shareholders	34,037,197	34,037,197	51,123,689	51,125,233	67,160,418	67,167,483

Denominator
Weighted average number of shares, basic	37,961,560	37,961,560	37,166,449	37,166,449	35,237,059	35,237,059

Effect of dilutive shares	—	113	—	70,502	—	96,101

Weighted average number of shares, basic	37,961,560	37,961,673	37,166,449	37,236,951	35,237,059	35,333,160

Earnings per share	0.90	0.90	1.38	1.37	1.91	1.90

For 2022, 2023 and 2024 the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 12) calculated using the treasury stock method which resulted in 113 incremental shares, 70,502 incremental shares and 96,101 incremental shares, respectively. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards (Note 12) calculated using the treasury stock method.

14. Revenues
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2022	2023	2024
Time charter revenues	114,996,842	124,075,851	152,829,150
Bareboat revenues	2,340,791	—	—
Voyage charter revenues	32,156,474	18,268,798	10,514,649
Other income	3,266,781	1,183,120	3,918,386

Total	152,760,888	143,527,769	167,262,185

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
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2022, 2023 and 2024 was $3.4 million, $4.2 million and $0.5 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2023 and 2024, receivables from the Company’s voyage charters amounted to $0.8 million and $2.9 million, respectively.
As of December 31, 2023 and 2024, the Company recognized $130,589 and $193,265, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2023 and 2024, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $993,982 and $2,063,640, respectively. The Company recognized these amounts as revenues in the first quarters of 2024 and 2025, respectively.
Three of the time charters entered into in 2014, also grant the charterer an option to purchase the respective vessels during the time charter period, at stipulated prices, decreasing on a pro-rated basis by a fixed amount per year until the expiration of the time charters. These options expired in 2022 without being exercised.

15. Vessel Operating Expenses
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2022	2023	2024
Crew wages and related costs	34,721,673	32,676,466	30,263,863
Insurance	2,382,340	1,939,328	1,751,050
Repairs and maintenance	5,716,570	5,480,702	5,649,933
Spares and consumable stores	8,127,376	8,048,657	7,280,809
Miscellaneous expenses	3,996,819	4,972,345	4,890,484

Total	54,944,778	53,117,498	49,836,139

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

•
The Company has guaranteed to the respective bank the performance of the loan agreement entered into by MGC Agressive Holdings Inc. (Note 7). The vessel owned by this entity has been provided as collateral to secure this loan agreement. Total outstanding loan balance and accrued interest of MGC Agressive Holdings Inc. as of December 31, 2024 amounted to $25,319,000 and $403,749, respectively. The Company assigns a remote possibility of default to the abovementioned loan agreement and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Agressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Agressive Holdings Inc., has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Agressive Holdings Inc..

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of December 31, 2024, amount to $95,417,732 during 2025, $62,477,748 during 2026, $30,379,309 during 2027 and $505,479 during 2028.

18. Leases – The Company as Lessee
Office lease
In January 2021, the Company entered into an agreement to lease office space from a related party for a period until December 2022 at an amount of EUR 7,000 ($8,279) per month. In January 2023, the Company entered into a new agreement to lease office space from a related party for a 2-year period at an amount of EUR 8,000 ($8,855) per month. The Company determined these office leases to be operating leases and recorded the related right-of-use-assets within operating lease right-of-use-assets and the lease liabilities within operating lease liabilities in the accompanying consolidated balance sheets and the lease expense within General and administrative expenses in the accompanying consolidated statements of income (Note 3).
Lease Disclosures Under ASC 842
Operating lease right-of-use assets and lease liabilities as of December 31, 2023, and 2024 as follows:

Description	Location in balance sheet	December 31, 2023	December 31, 2024
Non current assets:
Office leases	Operating lease right-of-use assets	$99,379	—

		$99,379	—

Liabilities:
Office leases	Current portion of operating lease liabilities	$71,173	—

Lease liabilities – current portion		$71,173	—

Office leases	Non-Current portion of operating lease liabilities	$28,206	—

Lease liabilities – non-current portion		$28,206	—

The Operating lease right-of-use asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.
The table below presents the components of the Company’s lease expenses:

Description	Location in statement of operations	2022	2023	2024
Lease expense for office leases	General and administrative expenses	88,326	104,167	103,445

The cash paid for operating leases with terms greater than 12 months for the years ended December 31, 2022, 2023 and 2024 amounted to $88,326, $104,167 and $103,445, respectively.

19. Subsequent Events
In January 2025, the Company prepaid
the then outstanding balance of
$32.8 million of the term loan dated
March
2023 (Note 9) with original maturity date January 2032 using cash on hand and the related mortgage on the vessel Eco Wizard was released.
In February 2025, the Company’s CEO exercised 125,000 options, resulting in the acquisition of 125,000 common shares and generating total proceeds of $356,250 for the Company.
In April 2025, the Company prepaid the then outstanding balance of
$18.6 million of the term loan dated May 2016 (Note 9) with original maturity date December 2025 using cash on hand and the related mortgage on the vessel Eco Ice was released. Following this loan repayment, the Swap 1 (Note 10) was terminated and an amount of $0.3 million was collected from the respective counterparty.
On April 18, 2025, the Company entered into an agreement to sell the vessel Gas Cerberus to a third party for a price of $12.4 million. This vessel had a net book value of $13.1 million at December 31, 2024. The vessel is expected to be delivered to its new owners during the second quarter of 2025.