Form 20-F
period 2025-12-31
StealthGas Inc.
filed 2026-04-28
CIK 1328919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
331 Kifissias Avenue, Kifissia 14561 Athens, Greece
(Address of principal executive offices)
Harry N. Vafia
s
331 Kifissias Avenue, Kifissia 14561, Athens, Greece
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
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 37,185,686 shares of Common Stock, par value $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

•

global and regional economic and political conditions, including the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden;

•	ending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangements;

•	competition in the LPG marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including due to the impact of the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related global response and sanctions, the war in Gaza and attacks by Houthis in the Red Sea and Gulf of Aden, and tariffs imposed by the U.S. and other countries;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”) prices and production;

•	future supply and demand for oil and natural gas of which LPG is a byproduct;

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in any future financing arrangements;

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

All data regarding our fleet and the terms of our charters is as of April 1, 2026, unless otherwise indicated. As of April 1, 2026, our operating fleet was composed of 28 LPG carriers (including one JV and two vessels we have agreed to sell with deliveries scheduled in April 2026 and September 2026, respectively) with a total capacity of 334,118 cbm. Our fleet on the water of 28 LPG carriers includes one vessel in which we own a 51% equity interest pursuant to a joint venture agreement with an unaffiliated third party (the “JV Vessel”). We do not consolidate the results of operations of this joint venture and account for our equity interest in this joint venture under the equity method of accounting. See “Item 4. Information on the Company—Business Overview—Our Fleet”.

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

•

Economic and political factors, including increased trade protectionism and tariffs, including those recently imposed by the United States and other countries, and health pandemics, the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related sanctions, and the war in Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, could materially adversely affect our business, financial position and results of operations.

•	Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas or natural gas, and in turn LPG.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under any loan agreements we enter into in the future.

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

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the war in the Middle East between Iran and the U.S. and Israel and the conflicts in Ukraine and Gaza and the Houthi attacks on vessels in the Red Sea and Gulf of Aden, which may interfere with the operation of our vessels.

Risks Related To Our Business

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

•

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•	We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

•	Any loan agreements or other financing arrangements we may enter into in the future will contain restrictive covenants that may limit our liquidity and corporate activities.

•

The market values of our vessels may decrease, which could cause us to breach covenants in any credit facilities we may enter into in the future, and could have a material adverse effect on our business, financial condition and results of operations.

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand LPG carriers we agree to acquire could harm our operating results.

•	We may be exposed to volatility in interest rates, including SOFR, which could result in higher interest costs and charges against our income.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

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

Charter rates for small and medium range LPG carriers generally improved from the second half of 2017 through 2019, however, the COVID-19 pandemic and the resulting disruptions to the international shipping industry and energy demand, including the decline in 2020 in the price of oil negatively affected small and medium range LPG carrier charter rates. After declining throughout 2020, charter rates stabilized and improved somewhat since 2021. In addition, the conflict in Ukraine has disrupted energy production and trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and its impact on energy prices and LPG carrier rates, which initially increased particularly as European countries sought to secure supplies further afield, especially from the United States, is uncertain. The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in concerns that the supply of LPG may be significantly constrained for some period of time, which have resulted in volatile and uncertain LPG carrier charter markets. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended. The impact of this temporary cease fire, including whether it will hold or be further extended, is uncertain, including the extent to which it may affect conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. As of the date of this annual report, one of our vessels, the Eco Oracle, remains in the Persian Gulf and has not been able to exit due to the effective closure of the Strait of Hormuz.

If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market, or those vessels whose charters will be subject to renewal during 2026, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2026, of our 27 operating LPG carriers, including one JV Vessel and excluding two vessels we have agreed to sell, three were deployed in the spot market while another 15 were scheduled to complete their existing time charters during 2026. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates, including for the vessel size segments comprising our fleet, will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India Southeast Asia and Europe, as well as U.S. shale production, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 11,000 cbm segment of small LPG carriers, the segment in which we have the largest operating presence, as well as the Handysize segment of LPG carriers in which we also operate, are expected to be limited in the period 2026-2027, as the order book is relatively small, while scrapping activity is stable. Beginning this year, 2026, and beyond there is a considerable number of vessels in the MGC segment on order scheduled for delivery that could lead to an oversupply of vessels. Economic growth and demand for LPG may be limited in the near term, and possibly for an extended period, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	the price of oil;

•	global and regional economic conditions, including tariffs and other protectionist measures imposed by the United States and other countries;

•	geopolitical conditions, including the impact of war, conflicts and related sanctions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments;

•	weather; and

•	health crises;

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow. The effective supply of LPG carriers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, and more recently the Persian Gulf. These factors resulted in fleet inefficiencies and support for charter rates, which may not continue.

Various economic and political factors, including increased trade protectionism and tariffs, including those recently imposed by the United States and other countries, and health pandemics, could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, and, accordingly, weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India, Southeast Asia or Europe generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect LPG demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. The current macroeconomic environment is characterized by significant inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and other countries, and other policies that the U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine, Iran and elsewhere in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Our business, financial position and results of operations, as well as our future prospects, could be materially and adversely affected by adverse economic conditions in any of these countries or regions.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect world oil and petroleum markets and in turn the demand for energy shipping. Restrictions on imports, including in the form of tariffs, could significantly adversely affect global economic conditions and the world LPG, oil and petroleum markets and in turn the demand for seaborne transportation of LPG. Tensions over trade and other matters remain high between the U.S. and China, which is the world’s largest importer of LPG and covers over half of its import needs from U.S. based producers. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the U.S. administration led by President Trump has used tariffs extensively as a policy tool.

In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton commencing October 14, 2025, increasing to $23 per net ton on April 17, 2026, $28 per net ton on April 17, 2027 and $33 per net ton on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally. It is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us and our fleet, or our industry generally.

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

In addition, the conflicts in Israel, Iran, the Middle East and Ukraine are disrupting energy production and these conflicts, as well as Houthi attacks on ships in the Red Sea and Gulf of Aden, are disrupting trade patterns and the impact of these events on energy prices and LPG charter rates, is uncertain.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the war in the Middle East between Iran and the U.S. and Israel the conflict in Ukraine and renewed Houthi attacks on vessels in the Red Sea and Gulf of Aden, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, terrorist or other attacks and war or international hostilities.

Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including war between the U.S. and Israel and Iran in the Middle East. the Israeli-Palestinian conflict, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. For instance, our vessel, the Eco Wizard, was damaged by an explosion while in a Russian port in July 2025, and since that time has been unable to be employed as a result of the damage sustained. These types of attacks have also affected vessels trading in regions such as the Gulf of Finland, Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company may take ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on March 10, 2022 and on March 11, 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

The war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes against energy infrastructure and other targets in various Middle Eastern countries, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil and petroleum byproducts such as LPG may be significantly constrained for some period of time. The resulting volatility in the market for crude oil and petroleum products and in the tanker, LNG and LPG carrier charter markets, could result in lower charter rates and adversely affect our business.

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

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. Prior to the war, Russia exported significant amounts of LPG particularly to the EU. The sanctions, imposed by the European Union, include a ban on Russian-origin LPG, including LPG imported via Russia. The 12-month grace period for previously-signed – or ‘grandfathered’—term contracts concluded on December 19, 2024. If Russian crude oil and natural gas, of which LPG is a byproduct, are not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of LPG cargoes available for transportation although initially LPG carrier rates increased as Russian imports in the EU have been replaced by US sourced imports. The ongoing conflict could result in the imposition of further economic sanctions against Russia, for example to include ammonia, with uncertain impacts on the LPG carrier markets and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Gulf of Finland, Black Sea and we otherwise conduct limited operations in Russia. It is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market and war risk insurance premiums.

The situation in the Middle East due to war between Iran and the U.S. and Israel and in Ukraine, and the global responses, continue to evolve and their respective impact on energy supply and demand, energy prices and LPG operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition, and conversely the resolution of the conflicts and lifting of the sanctions could also lead to a differentiation in trade routes that could result in a decrease in ton-mile demand as product is sourced from closer sources for the end users.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009 and the decline in oil prices beginning in the third quarter of 2014, and again after the onset of the COVID-19 pandemic in late 2019 and throughout 2020. Although the global economy subsequently recovered and oil prices have increased substantially, oil prices and energy demand remain subject to considerable uncertainty, including due to the war between the U.S. and Israel and Iran and conflicts in Ukraine and elsewhere in the Middle East and the potential trade war resulting from the recent imposition of tariffs by the U.S., which has initially lead to a significant decline in oil prices related to fears of a global economic slowdown. World and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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

The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in concerns that the supply of LPG may be significantly constrained for some period of time, which has resulted in volatile and uncertain LPG carrier charter markets.

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

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas, and in turn LPG.

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

If we sell vessels at a time when vessel prices have fallen, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values experience significant declines, we may have to record an impairment loss in our financial statements, which would also result in a reduction in our profits, as was the case in 2025 and other prior years. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries(“OPEC”) and other oil and gas producers, war, sanctions and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and substantial closure of the Strait of Hormuz, resulted in a sharp increase in the cost of fuel. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

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

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027 as well as the Fuel EU Maritime Regulation 2023/1805, or FuelEU, which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Compliance with the maritime EU ETS and FuelEU may result in additional compliance and administration costs. These or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

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

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, on July 6, 2025, while the LPG tanker Eco Wizard was alongside at the port of Ust-Luga, Russia, during ammonia cargo loading operations, the Master reported hearing two explosions and the vessel sustained damage to the engine room and in one cargo tank. It is currently at a port in Latvia where further assessments are being conducted following damage caused during the July incident. Although there can be no assurance of the extent of insurance coverage, we currently anticipate to be indemnified for the loss of the vessel in accordance with the insured value and applicable war risk coverage, subject to final adjustment and agreement with underwriters.

The conflicts in the Middle East, including strikes on vessels in the Persian Gulf, and Ukraine and Houthi attacks on vessels in the Gulf of Finland, Black Sea, Red Sea and Gulf of Aden may increase the risk that our vessels may suffer damages or face unexpected repair costs, and increase the cost of war risk insurance premiums, if such insurance is available at all. We may have to pay repair costs that our insurance does not cover. There is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, particularly if damages exceed our insurance coverage, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

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

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area, as has again commenced in the Persian Gulf and Strait of Hormuz as a result of the war between Iran and the U.S. and Israel. Continuing conflicts, instability and other recent developments in Israel, Iran, Ukraine, Gaza, and the Middle East and elsewhere, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. As of the date of this annual report, one of our vessels, the Eco Oracle, remains in the Persian Gulf and has not been able to exit due to the effective closure of the Strait of Hormuz. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked.

In addition, hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close, such as Iran’s threats to close the Strait of Hormuz as a result of the war between Iran and the U.S. and Israel, it could adversely affect the availability of, and the demand for crude oil and petroleum products, as well as LPG, as is currently feared. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia, may also impact the availability of LPG and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. In addition, any charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including tax matters and their implementation by local authorities could affect our vessels chartered to Chinese customers, as well as our vessels calling to Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran and North Korea. The ongoing conflict in Ukraine has resulted in the imposition of sanctions against regions of Ukraine, in addition to those previously imposed with respect to the Crimea region, and Russia, and could result in the imposition of further economic sanctions by the United States and the European Union against Russia. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

As of April 1, 2026, of our 28 vessels in the water, including one JV Vessel and two vessels we have agreed to sell, three were deployed in the spot market, while another 17 were scheduled to complete their existing time charters during 2026.

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

In our operating history, we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2025, 2024 and 2023, we had two customers, two customers and two customers, respectively, from which we derived more than 10% of our revenues. For the years ended December 31, 2025, 2024 and 2023, our three largest customers accounted for 34.1%, 32.3% and 43.4%, respectively, of our revenues. Overall, we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Any loan agreements or other financing arrangements we enter into may contain restrictive covenants that may limit our liquidity and corporate activities.

Any loan agreements and other financing arrangements that we may enter into in the future may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

We expect that any loan agreements we may enter into in the future would require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses.

As a result of any such restrictions in our loan agreements or other future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. In such case, our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including financial covenants and security coverage requirements, in any loan agreements and other financing arrangements that we may enter into in the future could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

The market values of our vessels may decrease, which could cause us to breach covenants in any loan agreements or other financing arrangements we may enter into in the futures, and could have a material adverse effect on our business, financial condition and results of operations.

We expect that any loan agreements we may enter into in the future would be secured by liens on our vessels and contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we may be required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers is sensitive to, among other things, changes in the LPG carrier charter markets, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. Low charter rates in the LPG carrier charter and the impact of any decline in oil prices on demand for LPG may again adversely affect LPG carrier values. A worsening of charter market conditions would likely lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these covenants in any loan agreements or financing arrangements we may enter into in the future. If the value of our vessels deteriorates, we may have to record an impairment charge in our financial statements as we did in all but one of our last eight fiscal years which would adversely affect our financial results and could further hinder our ability to raise capital.

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

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

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

As of December 31, 2025 and April 1, 2026, we had no outstanding indebtedness. Although during the last few years our outstanding indebtedness was reduced and we currently have no outstanding indebtedness, we may incur indebtedness in connection with any further expansion of our fleet, and possibly to refinance our existing vessels with debt secured by such vessels. Such an increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, further increases in interest rate levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet we expect we may incur l secured debt. In such a case, we would have to dedicate a portion of our cash flow from operations to pay the principal and interest on this debt. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness would expose us to increased risks if the demand for LPG transportation decreases and charter rates and vessel values are adversely affected.

We may be exposed to volatility in interest rates, including SOFR.

We expect that the loans advanced under any new credit facilities we may enter into would be advanced at a floating rate based on SOFR, as was the case with our past loan agreements. Interest rates increased significantly in recent years before declining slightly in 2025, and have been volatile in past years, which can affect the amount of interest payable on floating rate debt, and which, in turn, could have an adverse effect on our earnings and cash flow during periods in which we have such debt. Interest rates were at historically low levels for an extended period of time and may continue to increase from these past low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to any credit facilities and or other financing arrangements to which we are party increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

Any derivative contracts we enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We had entered in the past and may enter in the future into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under past credit facilities which were advanced at floating rates based on SOFR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations. We terminated our last interest rate swap with notional outstanding amount of $18.6 million on April 2, 2025.

To the extent any interest rate swaps we enter into do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under any financing arrangements under which loans have been advanced at a floating rate based on SOFR.

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

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with Stealth Maritime.

As of April 1, 2026, Stealth Maritime served as commercial manager for all 28 operating vessels in our fleet, including our JV vessel, and technical manager for 26 vessels in our fleet, while subcontracting the technical management of the two remaining vessels in our fleet to unaffiliated third parties. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

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

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of our company. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. Currently, Stealth Maritime manages four LPG vessels in addition to those in our fleet. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers, are not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders. None of our vessels are currently managed by Brave Maritime.

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

Delays in the delivery of any newbuilding LPG carriers or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; logistic delays in the supply of materials faced by the shipyard building the vessels; bankruptcy or other financial crisis of the shipyard; hostilities, health crises, or political or economic disturbances in the countries where the vessels are being built; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we may have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessels.

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

Since our initial public offering through to December 31, 2025, we have sold over 50 LPG carriers. We sold seven vessels in 2023, two in 2024 and two in 2025, excluding any JV owned vessels. During 2026 we sold two vessels one already delivered to its buyers and one vessel expected to be delivered by the end of April 2026. We may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. If we sell additional vessels, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Operating vessels under joint venture structures presents certain operational risks.

The operation of our JV agreement, which as of April 1, 2026 owned one of the 28 vessels in our operating fleet, present certain operational risks. Operation under a JV structure may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the joint venture agreements. For example, the joint venture agreements require that certain decisions regarding chartering or sale of the JV vessels be made jointly by us and the applicable JV investor. Accordingly, if the respective JV investors were to fail to cooperate with us with respect to these matters, such JV vessels may have to be sold or fixed on a period charter at an inopportune time, which could adversely affect our results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2026, the average age of the vessels in our fleet, including the JV Vessel, was approximately 11.1 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our major stockholder, our Chief Executive Officer, together with companies he controls, owns approximately 33.0% of our outstanding common stock as of April 1, 2026 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

Our Chief Executive Officer, who beneficially owned approximately 33.0% of our outstanding shares of common stock as of April 1, 2026, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

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

We do not believe that we were a PFIC for 2025. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2025. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2025 or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2025, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2025 or any future taxable year.

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

We have not paid a dividend since the first quarter of 2009, when our Board of Directors decided to suspend dividend payments in light of the volatile global economic situation and conditions in the LPG shipping market. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements. In addition, other external factors, such as future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we would not be permitted to declare or pay cash dividends, or repurchase shares, if we are in default under our loan agreements, and our prior loan agreements contained prohibitions on us paying dividends or repurchasing shares in amounts that in any twelve-month period exceed 50% of our free cash flow in the preceding twelve-month period.

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

A. History and Development of the Company

StealthGas Inc. was incorporated in December 2004 in the Republic of the Marshall Islands. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our principal executive offices are located at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011) (30) (210) 625-0001.

In October 2005, we completed an initial public offering of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trades on the Nasdaq Global Select Market under the symbol “GASS”.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering and as of December 31, 2025, we acquired an additional 75 LPG carriers, including JV vessels, and three product carriers and an Aframax crude oil tanker and we concluded with the sale of 55 LPG carriers, including JV vessels, and we spun-off our four tankers to our shareholders as discussed below.

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

As of December 31, 2025, we had a fleet of 29 LPG carriers, including one JV vessel. As of April 1, 2026, our fleet is composed of 28 LPG carriers, including one JV vessel, with a total capacity of approximately 339,134 cbm. We have agreed to sell one 5,025 cbm vessel, the Eco Universe, with scheduled delivery in April 2026 and one 3,525 cbm vessel, the Eco Royalty, with scheduled delivery in September 2026. Our 40,551 cbm vessel, the Eco Wizard, has continued, since July 2025, to be unable to be employed as a result of an incident in a Russian port.

Our Company operates through a number of subsidiaries which either directly or indirectly own or charter in the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2026, all of which are wholly-owned by us other than as indicated therein, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

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

As of April 1, 2026, our fleet consisted of 28 LPG carriers, including one JV vessel, with an average age of 11.1 years. The table below describes our fleet and its deployment as of April 1, 2026.

Owned LPG Carriers (27 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type Status	Employment	Expiration of Charter(1)
Eco Oracle	2024	40,551	fully-refrigerated	Time Charter	January 2028
Eco Wizard	2024	40,551	fully-refrigerated
Eco Arctic	2018	22,363	semi-refrigerated	Time Charter	April 2026
Eco Ice(3)	2018	22,358	semi-refrigerated	Time Charter	September 2027
Eco Freeze(3)	2018	22,353	semi-refrigerated	Time Charter	May 2027
Eco Frost	2017	22,359	semi-refrigerated	Time Charter	April 2026
Eco Blizzard	2021	11,013	fully-pressurized	Time Charter	October 2026
Eco Alice	2020	7,543	fully-pressurized	Spot
Eco Nical	2016	7,541	fully-pressurized	Time Charter	May 2026
Gas Husky .	2012	7,516	fully-pressurized	Time Charter	September 2026
Gas Esco	2012	7,514	fully-pressurized	Time Charter	September 2026
Eco Dominator .	2016	7,221	fully-pressurized	Time Charter	May 2026
Eco Galaxy	2015	7,213	fully-pressurized	Time Charter	September 2026
Eco Chios .	2014	7,211	fully-pressurized	Time Charter	May 2026
Eco Stream	2014	7,210	fully-pressurized	Spot
Gas Haralambos	2007	7,020	fully-pressurized	Spot
Gas Flawless	2007	6,337	fully-pressurized	Time Charter	July 2026
Eco Universe(4)	2015	5,025	fully-pressurized	Time Charter	April 2026
Gas Myth(3)	2011	5,018	fully-pressurized	Time Charter	January 2027
Gas Defiance	2008	5,018	fully-pressurized	Time Charter	April 2026
Eco Elysium	2014	3,526	fully-pressurized	Time Charter	May 2027
Eco Royalty(5)	2015	3,525	fully-pressurized	Time Charter	September 2026
Eco Corsair	2014	3,524	fully-pressurized	Time Charter	February 2029
Eco Lucidity	2015	3,517	fully-pressurized	Time Charter	April 2026
Gas Astrid	2009	3,514	fully-pressurized	Time Charter	April 2026
Gas Exelero	2009	3,513	fully-pressurized	Time Charter	April 2026
Gas Alice	2006	3,513	fully-pressurized	Time Charter	July 2027
Total Owned LPG Carriers			293,567 cbm
JV LPG Carrier
Eco Sorcerer(2)(3)	2023	40,551	fully-refrigerated	Time Charter	August 2026

(1)	Earliest date charters could expire.
(2)	JV vessel owned by a joint venture established in 2020 in which we own a 51% equity interest.
(3)	Charterer has option to extend charter for an additional year.
(4)	Under sale agreement with expected delivery within April 2026.
(5)	Under sale agreement with expected delivery in September 2026.

In 2019, we sold a 49.9% equity interest in the subsidiaries owning four of our vessels, the Gas Haralambos, the Gas Defiance, the Gas Shuriken and the Eco Lucidity, to a leading maritime-focused investor, and acquired a 2007-built, 38,000 cbm LPG carrier, the Eco Nebula with this same investor (subsequently sold in 2022), in which we also have a 50.1% equity interest. We and the investor each have certain rights to purchase or bid for the purchase of vessels subject to this arrangement in the event of their proposed sale. The Gas Shuriken and Eco Nebula were subsequently sold to third parties, and we reacquired 100% interest in the Gas Defiance and, in June 2025, in the Gas Haralambos and the Eco Lucidity. In the first quarter of 2020, we acquired three

2010-built Medium Gas Carriers, the Eco Ethereal (ex Gaschem Bremen), the Eco Evoluzione (ex. Gaschem Stade) and the Gaschem Hamburg, pursuant to a separate joint venture arrangement with an unaffiliated third party, in which we have a 51% equity interest and the Eco Sorcerer in 2023. The Gaschem Hamburg was subsequently sold in the second quarter of 2021, the Eco Evoluzione (ex. Gaschem Stade) was subsequently sold in the first quarter of 2023 and the Eco Ethereal (ex Gaschem Bremen) was subsequently sold pursuant to the charterer’s purchase option in May 2024. These joint venture vessels are managed by our manager, Stealth Maritime.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., in which an affiliate of Stealth Maritime has a 25% interest. As of April 1, 2026, the technical management of two of our vessels was subcontracted by Stealth Maritime. These crew and technical managers are supervised by Stealth Maritime.

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

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2027.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2026 and including our one JV Vessel, we had three vessels operating in the spot market, fifteen vessels on time charters expiring in 2026, and seven on time charters expiring from 2027 to January 2029. We also have two vessels on time charter that we have agreed to sell with expected deliveries in April 2026 and September 2026 respectively, and have one vessel that is laid up due to damage suffered in an explosion in July 2025. In terms of charter coverage as of April 1, 2026, we had 49% of the available calendar days fixed under period charters for 2026 and 17% for 2027.

While a significant part our fleet is operating in Europe and the Mediterranean, we deploy vessels globally and are not restricted to specific locations. Some of the areas where we usually operate are the Middle East, Far East, Africa and the US Gulf. According to industry reports, the United States is currently expected to continue to increase its exports of LPG products. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the years ended December 31, 2025 and 2024, we had two customers and two customers, respectively, that accounted for more than 10% of our total revenues. For the years ended December 31, 2025 and 2024, our three largest customers accounted for 34.1% and 32.3%, respectively, of our revenues.

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

Our LPG carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for LPG carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. All of our LPG carriers have Certificates of Fitness and we intend to obtain such certificates for any vessels that we agree to acquire.

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

In April 2025, during its 83rd session (MEPC 83), the International Maritime Organization (IMO) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions), based on a global fuel standard requiring ships to reduce their annual greenhouse gas fuel intensity (GFI) using a “Base Target” and a “Direct Compliance Target” at which ships would be eligible to earn “surplus units”, and requiring ships emitting above GFI thresholds to acquire remedial units to balance their deficit emissions. In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14-17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.

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

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40% reduction of average CO2 emissions per transport work by 2030 and a 70% reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. In 2021, the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050; although the current U.S. administration opposed the draft proposals approved by the IMO in 2025, which ultimately requested in IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026.

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

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal was adopted in May 2023, and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024, and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future. 12 out of 28 vessels in our fleet as of April 1, 2026, are below 5,000 gross tonnage. For the remaining vessels, for those that are on time charters we get compensation from the charterers for the voyage expenses related to EU ETS, while for those that operate in the spot market we are responsible for the purchase of allowances. As of April 1, 2026, we had four vessels operating in the spot market.

Additionally, on September 13, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805, or FuelEU, under the FuelEU Initiative of its “Fit-for-55” package with the goal to reduce the greenhouse gas intensity of the energy used on-board by 55% until 2030 and by 80% until 2050.

Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, starting on January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050) and a special incentive regime to support the uptake of the so-called renewable fuels of non-biological origin with a high decarbonization potential. Shipping companies may use alternative fuels or enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions as to whether to pool, bank or borrow FuelEU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Fourteen years after the IMO’s initial adoption of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, a sufficient number of contracting states have ratified the Convention and reached requirements for entry into force. Entry into force of this Convention required that the combined merchant fleets of the contracting states constitute not less than 40 percent of the gross tonnage (gt) of the world’s merchant shipping and the combined maximum annual ship recycling volume of these states during the preceding 10 years constitutes not less than three percent of the gt of the combined merchant shipping of the same states. The Hong Kong convention entered into force on June 26, 2025.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking—Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. We also maintain increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance. The vessels are each covered up to at least fair market value, with deductibles of $150,000 per vessel.

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

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2026, our LPG carrier fleet, including our JV Vessel, had an average age of 11.1 years. Accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. All of the vessels in our fleet were built in well-established Japanese and Korean shipyards with a reputation for producing high quality vessels, which we believe provides an advantage in attracting customers. Also, as of April 1, 2026, we had one of the largest single-owned fleets in our primary sector segment (3,000 cbm to 11,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We also have a presence in the larger sized vessels with four Handysize vessels and three MGC vessels (including one JV vessel). Our presence in the Handysize segment begun in 2017 while we entered the MGC segment in 2020. While the existing fleets of the Handysize and MGC vessels are smaller in terms of number of vessels our presence there is more limited. We believe, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

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

C. Organizational Structure

As of April 1, 2026, other than the entity owning the JV Vessel, as indicated therein, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

We are a provider of international seaborne transportation services to LPG producers and users. As of December 31, 2025, we operated a fleet of 29 LPG carriers, including one JV vessel, that can carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM (“Vinyl Chloride Monomer”) as well as ammonia in the larger vessels in our fleet. As of April 1, 2026, our fleet is composed of 28 LPG carriers, including one JV Vessel, with a total capacity of approximately 334,118 cubic meters (cbm). We have agreed to sell one 5,025 cbm vessel with delivery scheduled in April 2026, and one 3,525 cbm vessel with delivery scheduled in September 2026 while our 40,551 cbm vessel, the Eco Wizard, has continued, since July 2025, to be unable to be employed as a result of an incident in a Russian port, which will leave us with 25 operating vessels in the water, including one JV vessel, aggregating 285,017 cbm. For the years ended December 31, 2025, 2024 and 2023, we owned, excluding our JV Vessel, an average of 28.4, 27.2 and 29.3 vessels, respectively, generating revenues of $173.2 million, $167.3 million and $143.5 million, respectively.

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

As of April 1, 2026, of the 27 operational vessels in our fleet excluding our JV Vessel, three were employed in the spot market, with the remaining vessels deployed on period charters (excluding one vessel laid up due to damages suffered in an explosion incident in July 2025) and none of our LPG carriers were deployed on bareboat charters. As of April 1, 2026 and excluding our JV Vessel, 49% of our anticipated fleet days were covered by period charter contracts for the remainder of 2026 and 17% for 2027. The corresponding forward coverage as of April 1, 2025 was 70% for the remainder of 2025 and 36% for 2026. We are, however, exposed to prevailing charter rate fluctuations for the remaining fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period as well as be used for calculating daily equivalents. When reporting calendar days we exclude the days related to our JV vessels as the amount of revenue and expense related to these vessels is recorded separately. For the years 2023, 2024 and 2025 as the average number of vessels (excluding JV vessels) were 29.3 , 27.2 and 28.4 respectively. The corresponding calendar days were 10,698, 9,944 and 10,368, respectively. We sold one vessel in the first quarter of 2026, have agreed to sell two vessels, the Eco Universe, with scheduled delivery in April 2026, and the Eco Royalty with scheduled delivery in September 2026, while our 40,551 cbm vessel, the Eco Wizard, has continued, since July 2025, to be unable to be employed as a result of an incident in a Russian port, leaving us with 26 operating vessels in the water.

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

While the global economy has generally improved in many parts of the world, LPG charter rates could face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of LPG products and the impact of tariffs imposed by the United States in 2025, which have created the potential for an extended trade war, which may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries. In addition, the conflict in Ukraine has disrupted energy production and this conflict, as well as Houthi attacks on vessels in the Red Sea and the Gulf of Aden, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea and elsewhere, and the impact of these events on energy prices and LPG carrier charter rates, which initially increased, is uncertain, particularly if it results in an economic downturn and reduced demand for energy and LPG specifically or reduced supply due to sanctions imposed on Russia.

In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of LPG may be significantly constrained for some period of time. The resulting volatility in the market for LPG and in the LPG carrier charter markets, could result in lower LPG carrier charter rates and adversely affect our business. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended. The impact of this temporary cease fire, including whether it will hold or be further extended, is uncertain, including the extent to which it may affect conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. As of the date of this annual report, one of our vessels, the Eco Oracle, remains in the Persian Gulf and has not been able to exit due to the effective closure of the Strait of Hormuz.

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

•

Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2023, 2024 and 2025.

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

Joint Ventures

As of April 1, 2026, one of the vessels in our fleet was owned through a joint venture arrangement. Previously, pursuant to one JV arrangement we sold a 49.9% equity interest in four JV vessels in the first quarter of 2019, two of which were subsequently sold to third parties, and we acquired with the same JV arrangement an MGC LPG carrier in the second quarter of 2019 that we sold in 2022. Of the four original vessels, one was sold to a third party in 2024 and delivered in January 2025 and one was reacquired by us in November 2024 and two were reacquired by us in June 2025, leaving this JV with no vessels. In addition, we further acquired, through a separate joint venture, a 51% equity interest in three MGC LPG carriers in the first quarter of 2020, each of which were subsequently sold to a third party, in the first half of 2021, the first quarter of 2023 and the second quarter of 2024, respectively, and we subsequently exercised an option to acquire from a related party a 51% equity interest in a 40,000 cbm newbuilding LPG carrier delivered in 2023, the remaining 49% having been bought by our JV partner. See “Note 6 Investments in Joint Ventures” in our audited consolidated financial statements included elsewhere in this report, for additional information regarding these joint ventures.

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

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number and size of the vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier charter markets.

We employ our vessels under period charter, principally time,and occasionally bareboat charters, and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. We have not employed any vessels under bareboat charter since the middle of 2022. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses, carbon allowances under the EU ETS scheme and commissions. These charges and expenses increase in periods during which vessels are employed on voyage charters in the spot market, because under these charters, these expenses are for the account of the vessel owner. Under time or bareboat charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil), the price of which has been relatively stable in the last few years but increased sharply in March 2026 as a result of the war in the Middle East between the U.S. and Israel and Iran, accounted for 36.9% of total voyage expenses for the year ended December 31, 2025, 33.2% of total voyage expenses for the year ended December 31, 2024, and 35.7% of total voyage expenses for the year ended December 31, 2023. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2025, 2024 and 2023, port and canal charges and bunker expenses represented a relatively small portion of our vessels’

overall expenses, 10.5%, 4.1% and 6.6%, respectively, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2026, we had four vessels in the spot market for which we pay voyage expenses; the corresponding number as of April 1, 2025 was four and as of April 1, 2024 was one.

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

Management Fees

During each of the years ended December 31, 2025, 2024 and 2023, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under voyage or time charters (except for two vessels for 2025 and two vessels for 2024 and four for prior years for which, since 2020, a fixed daily fee of $280 is charged by our fleet manager as part of the services is currently provided by third party managers) and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we currently reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer, Technical Manager and Internal Auditor. During the year ended December 31, 2025, such cash compensation was in the aggregate amount of $1.0 million. We also recognize stock-based compensation expense, when we grant equity awards (see “Item 6. Directors, Senior Management and Employees. B. Compensation of Directors and Senior Management”).

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

We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2025, we drydocked four vessels at a total cost of $3.6 million and none of the JV vessels. During 2024, we drydocked seven vessels at a total cost of $5.3 million and two additional JV vessels, while in 2023, we drydocked three of the larger Handysize vessels at a total cost of $2.6 million and two additional JV vessels. We expect that during 2026, five vessels will be drydocked.

Impairment Loss

Based on the accounting standards followed by the Company, impairment losses are recognized on long-lived assets used in operations or held for sale, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts and the asset’s carrying value exceeds its fair value. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. For the year ended December 31, 2025, we recognized an impairment loss of $0.5 million relating to the vessel Gas Cerberus, which we agreed to sell in April 2025 and delivered in June 2025. We did not recognize any impairment loss in 2024. For the year ended December 31, 2023, we recognized an impairment loss of $2.8 million mainly relating to the sale of three LPG vessels that were classified as Held for Sale as of December 31, 2023.

Net Gain on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment.

In 2025, we sold two vessels and recognized a gain of $0.5 million. In addition, one of our JVs sold a vessel and recognized a gain of $0.2 million. In 2024, we sold two vessels, which had been classified as held for sale as of December 31, 2023, and recognized a gain of $0.05 million. In addition, one of our JVs sold a vessel that was delivered to her new owners in May 2024 and from the sale our JV recognized a gain of $17.9 million. In 2023, we agreed to sell seven vessels, the five were delivered to their new owners in 2023, while two, the Eco Green and the Eco Dream, were delivered to their new owners in the first quarter of 2024. We recognized a gain on the sale of the four vessels that were delivered within 2023 of $7.6 million. In addition, one of our JV’s sold one MGC vessel, the Eco Evoluzione in March 2023 recognizing a gain of $13.9 million from the sale.

Gain on Derivatives

As of December 31, 2025, we did not have any interest rate swaps. As of December 31, 2024, our one interest rate swap was accounted for as cash flow hedge (2023: one of our interest rate swaps) and the changes in its fair value were recorded in “Accumulated other comprehensive Income”. All changes in the fair value of cash flow interest rate swaps that are not accounted for as cash flow hedges, that as of December 31, 2025 and 2024 we had none, are recorded in earnings under “Gain on Derivatives.” Interest rate swaps recorded under this latter category increase the potential volatility of our reported earnings, as opposed to those that qualify for hedge accounting, due to the recognition of non-cash fair value movements of cash flow interest rate swaps directly in the statement of operations.

Interest Expense and Finance Costs

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, all of which have since been repaid in full and retired. In past periods, including in 2025, 2024 and 2023, we incurred interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels as described in the “—Liquidity and Capital Resources” section below.

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

Results of Operations

	Year Ended December 31,
	2023	2024	2025
INCOME STATEMENT DATA
Revenues	143,527,769	167,262,185	173,161,478
Total Revenues	143,527,769	167,262,185	173,161,478
Operating expenses:
Voyage expenses	11,429,716	9,594,880	20,433,872
Voyage expenses-related party	1,779,488	2,063,228	2,097,322
Vessels’ operating expenses	52,206,248	48,961,137	52,980,264
Vessels’ operating expenses-related party	911,250	875,002	933,616
Dry-docking costs	2,641,706	5,312,614	3,602,010
Management fees	4,531,920	4,258,240	4,445,120
General and administrative expenses	5,331,029	10,309,693	8,333,449
Depreciation	23,707,797	26,076,687	25,252,476
Impairment loss	2,816,873	—	488,400
Net gain on sale of vessels	(7,645,781)	(46,384)	38,000)
Total expenses	97,710,246	107,405,097	118,028,529
Income from operations	45,817,523	59,857,088	55,132,949
Interest and finance costs	(9,956,712)	(9,062,562)	(2,241,719)
Gain on derivatives	237,618	99,286	—
Interest income	3,712,239	3,416,221	2,953,442
Foreign exchange loss	(190,72)	(70,692)	(282,697)
Other expenses, net	(6,197,577)	(5,617,747)	429,026
Equity earnings in joint ventures	12,316,883	15,622,836	5,086,641
Net income	51,936,829	69,862,177	60,648,616
FLEET DATA (excluding JV Vessels)
Average number of vessels(1)	29.3	27.2	28.4
Total voyage days for fleet(2)	10,566	9,677	10,027
Total time and bareboat charter days for fleet(3)	9,544	8,930	8,642
Total spot market days for fleet(4)	1,022	747	1,385
Total calendar days for fleet(5)	10,698	9,944	10,368
Fleet utilization(6)	98.8%	97.3%	96.7%
Fleet operational utilization(7)	96.6%	95.4%	91.8%
AVERAGE DAILY RESULTS (excluding JV Vessels)
Average Time Charter Equivalent daily rate(8)	12,334	16,080	15,022
Vessel operating expenses(9)	4,965	5,012	5,200
General and administrative expenses(10)	498	1,037	804
Management fees(11)	424	428	429
Total daily operating expenses(12)	5,464	6,048	6,004

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

(8)

Average Time Charter Equivalent daily rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a voyage-spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	Year Ended December 31,
	2023	2024	2025
Voyage revenues	$143,527,769	$167,262,185	173,161,478
Voyage expenses	(13,209,204)	(11,658,108)	(22,531,194)

Charter equivalent revenues	$130,318,565	$155,604,077	$150,630,284

Total voyage days for fleet	10,566	9,677	10,027

Average Time charter Equivalent daily rate	$12,334	$16,080	$15,022

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
(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. There is also a fixed daily fee of $280 charged to two LPG vessels for 2025, two LPG vessels for 2024 and four for prior years for which some services have been provided by third party managers. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Year ended December 31, 2025 compared to the year ended December 31, 2024

The average number of vessels in our fleet was 28.4 for the year ended December 31, 2025 compared to 27.2 for the year ended December 31, 2024.

REVENUES-Voyage revenues for the year ended December 31, 2025 were $173.2 million compared to $167.3 million for the year ended December 31, 2024, an increase of $5.9 million or 3.5%. The increase in revenue was attributable to the increased number of vessels in our fleet and improved market conditions, despite the loss of revenue from our vessel Eco Wizard.

VOYAGE EXPENSES-Voyage expenses were $22.5 million for the year ended December 31, 2025 compared to $11.7 million for the year ended December 31, 2024. The increase in expenses was mainly due to an increase in port expenses and in bunkers costs as a result of the increase in spot market days for the fleet.

VESSEL OPERATING EXPENSES-Vessel operating expenses were $53.9 million for the year ended December 31, 2025 compared to $49.8 million for the year ended December 31, 2024, an increase of $4.1 million mainly due to increase in crew, maintenance repairs and spares expenses partly in conjunction with the higher number of vessels in the fleet.

DRY DOCKING COSTS-Dry docking costs were $3.6 million for the year ended December 31, 2025 compared to $5.3 million for the year ended December 31, 2024. Dry docking costs for the year ended December 31, 2025 mainly related to the completed dry docking of four vessels, while the costs for the same period of last year related to the completed dry docking of seven vessels.

MANAGEMENT FEES RELATED PARTY-Management fees were $4.4 million for the year ended December 31, 2025 compared to $4.3 million for the year ended December 31, 2024, an increase of $0.1 million. The increase was due to the higher number of average vessels. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter (except for two vessels for which a fixed daily fee of $280 is charged).

GENERAL AND ADMINISTRATIVE EXPENSES-General and administrative expenses for the year ended December 31, 2025 were $8.3 million compared to $10.3 million for the year ended December 31, 2024, an decrease of $2.0 million. The lower expenses during the year ended December 31, 2025 were mainly attributed to the decrease in stock based compensation expense.

DEPRECIATION-Depreciation expenses for the 28.4 average number of vessels in our fleet for the year ended December 31, 2025 were $25.3 million compared to $26.1 million for the 27.2 average number of vessels in our fleet for the year ended December 31, 2024, a decrease of $0.8 million. This decrease in depreciation expenses was mainly related to the two vessels that had been classified as held for sale as of December 31, 2025, whereas no vessels were classified as held for sale during the same period last year.

IMPAIRMENT LOSS- Impairment loss was $0.5 million for the year ended December 31, 2025 compared to nil for the year ended December 31, 2024. As a result of the agreed sale terms for the vessel Gas Cerberus, which was delivered in June 2025, a non-cash impairment loss of $0.5 million was recognized in the first quarter of 2025.

GAIN ON SALE OF VESSELS-During the year ended December 31, 2025, we realized a net gain on the sale of two vessels of $0.5 million compared to gain of $0.05 million for the year ended December 31, 2024. The gain was attributed to the sale of two vessels during the twelve months ended December 31, 2025, compared to the gain from the sale of two vessels during the twelve months ended December 31, 2024, which had been classified as held for sale as of December 31, 2023.

INTEREST AND FINANCE COSTS-Interest and finance costs were $2.2 million for the year ended December 31, 2025 compared to $9.1 million for the year ended December 31, 2024. The $6.9 million decrease from the same period of last year is due to continued debt prepayments.

INTEREST INCOME-Interest income was $3.0 million for the year ended December 31, 2025 compared to $3.4 million for the year ended December 31, 2024, a decrease of $0.4 million due to the decrease in rates of time deposits.

EQUITY EARNINGS IN JOINT VENTURES-amounted to $5.1 million for the year ended December 31, 2025 compared to $15.6 million in the year ended December 31, 2024. The $10.5 million decrease was primarily due to the profitable sale of one of the Medium Gas carriers owned by one of our joint ventures in the same period of last year.

NET INCOME-As a result of the above factors, we recorded net income of $60.6 million for the year ended December 31, 2025, compared to a net income of $69.9 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Discussions of year-to-year comparisons between 2024 and 2023 that are not included in this Annual Report on Form 20-F can be found in “Operating and Financial Review and Prospects” Part I, Item 5 of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 28, 2025, and incorporated herein by reference.

B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $99.1 million and restricted cash was nil.

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

We had net proceeds from vessel sales of $25.1 million in 2025, $34.7 million in 2024 and $80.1 million in 2023. As of December 31, 2025 and April 1, 2026, all of the 27 vessels in our fleet were debt free, and adding leverage to any of these vessels, subject to bank availability, would potentially be an additional source of liquidity. We last raised equity capital in 2014, through three registered common stock offerings with net proceeds of approximately $112.3 million.

Our liquidity needs, as of December 31, 2025 through the end of 2026 and beyond, primarily relate to funding expenses for operating our vessels (including management fees), general and administrative expenses as well as any potential vessel acquisitions we elect to make either independently or in collaboration with a third party investor. Furthermore, we have five scheduled drydockings for 2026 for our fully-owned vessels, the costs of which are anticipated to be covered from our operating cash flows, while we do not have material expenditure requirements for ballast water system installations.

As of December 31, 2025 and April 1, 2026, we had no outstanding indebtedness, after making $85.9 million in debt repayments during the year ended December 31, 2025. We have guaranteed the performance of the loan agreement with outstanding balance as of December 31, 2025 of $23.7 million, up to 51%, our equity interest in the joint venture, with respect to one entity. See “Note 16 Commitments and Contingencies” in our audited consolidated financial statements include elsewhere in this report.

We believe our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months.

Our dividend policy and stock repurchases will also affect our liquidity position. See “Item 8. Financial Information-Dividend Policy.” On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15,000,000 of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million and on February 26, 2025, we announced a $5 million increase to this repurchase program for a total aggregate amount of $30 million. As of April 1, 2026, 4,254,042 shares of common stock had been repurchased for an aggregate of $21.2 million, with the average purchase price of $4.99 per share, and $8.8 million remained authorized for further repurchases in the future at management’s discretion.

Cash Flows

	Year Ended December 31,
	2023	2024	2025
Net cash provided by operating activities	$77,440,215	$103,500,055	$85,182,679
Net cash provided by/(used in) investing activities	111,340,031	(64,482,265)	16,683,054
Net cash used in financing activities	(174,179,489)	(38,252,341)	(87,309,052)

Net cash provided by operating activities. Net cash provided by operating activities was $85.2 million for the year ended December 31, 2025, $103.5 million for the year ended December 31, 2024 and $77.4 million for the year ended December 31, 2023. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in 2025 compared to 2024 primarily due to decreased distributions from our joint venture vessels, as $20.6 million were distributed during 2024 mostly related to the sale of one MGC vessel and the distribution of the resulting proceeds compared to $2.6 million in distributions during 2025. Net cash provided by operating activities increased in 2024 compared to 2023 primarily due to increased revenues as a result of improved market conditions and reduction in voyage and operating expenses as a result of a reduction in the number of vessels, as well as increased distributions from our joint venture vessels.

Net cash provided by/(used in) investing activities. Net cash provided by/(used in) investing activities was an inflow of $16.7 million in 2025, an outflow of $64.5 million in 2024 and an inflow of $111.3 million in 2023. In 2025, net cash used in investing activities mainly consisted of $25.1 million in proceeds from the sale of two vessels and $8.0 million related to payments for the acquisition of the remaining equity part not already owned in two vessels from our JV partners.

In 2024, net cash provided by investing activities mainly consisted of $34.7 million in proceeds from the sale of two vessels and $106.2 million related to payments for the acquisition of three vessels, two MGC’s we acquired from affiliated entities and one small vessel we acquired from our joint venture, as well as $7.0 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

In 2023, net cash provided by investing activities mainly consisted of $80.1 million in proceeds from the sale of vessels, $26.5 million from time deposits that matured and a $4.7 million return of investment from one of our joint ventures related to the sale of one MGC vessel.

Net cash used in financing activities- Net cash used in financing activities was $87.3 million for the year ended December 31, 2025, consisting primarily of loan repayments. Net cash used in financing activities was $38.3 million for the year ended December 31, 2024, consisting primarily of $108.2 million of loan repayments and $70.0 million in proceeds provided by bank borrowings related to the acquisition of two vessels. Net cash used in financing activities was $174.2 million for the year ended December 31, 2023, consisting primarily of $154.9 million of loan repayments and $19.1 million of stock repurchases.

As and when we identify assets that we believe will provide attractive returns, we may enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then existing fleet. In recent years we elected to prepay a number of our outstanding loans with cash from operations in order to reduce interest expense that would otherwise have increased with increasing prevailing SOFR rates, and had no outstanding indebtedness as of December 31, 2025.

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

LPG charter rates were negatively impacted by the decrease in global demand for energy resulting from the COVID-19 pandemic. Beginning in the second half of 2021 charter rates saw an improvement as demand for LPG rebounded with seasonal variations. Since 2022 charter rates gradually rose reaching multi-year highs in 2024. Charter rates particularly improved during 2023 and remained relatively flat at elevated levels during 2024 and 2025, for example were approximately $290,000 per month, for a small vessel trading West of Suez, in December 2025 compared to approximately $280,000 per month in December 2024 and $275,000 per month in December 2023. Charter rates for larger vessels in the handysize segment followed a similar path and for example were approximately $940,000 per month for a handysize vessel in December 2025 compared to approximately $935,000 per month in December 2024 and $900,000 per month in December 2023. Although prospects for the small and handysize LPG segment currently appear favorable mid and long term, as the order book for 2026 and the next couple of years is relatively low, future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG. Charter rates for MGC vessels that tend to exhibit higher volatility, also rose considerably during 2023 as a result of increasing demand for seaborne transportation but have since corrected, and for example were approximately $930,000 per month in December 2024, dropping to $805,000 per month in June 2025 before recovering to $935,000 per month in December 2025. The orderbook for MGC vessels is higher compared to the small and handysize vessels, particularly starting from 2027 onwards. Global financial conditions remain volatile and may negatively impact demand for seaborne transportation of LPG, it was only in the first quarter of 2023 that the largest consumer of LPG, China, lifted its restrictive policies, while the rise in interest rates globally adds to this volatility in financial conditions as it may push economies into recession, and the potential for a global economic slowdown as a result of increased trade protectionism, including resulting from the recent imposition of tariffs by the U.S. and other countries. Tensions over trade and other matters remain high between the U.S. and China, which is the world’s largest importer of LPG and covers over half of its import needs from U.S. based producers, although the share of imports from the U.S. has declined recently as a result of trade tensions.

In addition, the conflicts in the Middle East and Ukraine are disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased particularly as European countries sought to secure supplies further afield especially from the United States, is uncertain. The price of oil, which declined sharply in 2020 and remained at relatively low levels in the most of 2021, also impacts demand for seaborne transportation of LPG. The imposition of tariffs by the U.S. and other countries, including China, initially led to a significant decline in oil prices related to fears of a global economic slowdown. A surge in the price of oil, like the one witnessed in early 2022 and in March 2026 after the outbreak of the war in the Middle East between Iran and the U.S. and Israel, should under normal circumstances positively impact seaborne transportation of LPG in the short term, although a higher cost of energy for a prolonged time could lead to economic recession and subsequent reduction in demand.

We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG, particularly supply in the United States, that has exported record amounts of LPG in 2025 and the economies of the Middle East, where large quantities are produced, and demand in the Far East and developing countries in Asia, particularly China and India, and Africa and in general upon seasonal and regional changes in supply/demand and changes to the capacity of the world fleet.

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of some of the vessels included in our LPG fleet was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2025, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy and overall market conditions.

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

During 2025, the Company identified and recorded an impairment loss of $0.5 million for one of its vessels, which was agreed to be sold for further trading and was delivered during 2025.

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

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2025 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2025, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2025 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
LPG Carriers	17%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2025 and what we believe the charter-free market values of each of these vessels were as of December 31, 2025, 4 of our 28 owned vessels in the water had current carrying values, above their market values (8 of our 28 vessels in the water as at December 31, 2024). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $4.6 million and $9.5 million as of December 31, 2025 and 2024, respectively. However, we believe that with respect to each of these 4 vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2026, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	48	President, Chief Executive, Chief Financial Officer and Class III Director	2004	2027
Michael G. Jolliffe	76	Chairman of the Board, Class II Director	2004	2028
Markos Drakos	66	Class I Director	2006	2026
John Kostoyannis	60	Class II Director	2010	2028

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

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the cash compensation to our Chief Executive Officer, Chief Financial Officer, Internal Auditor and our Technical Manager. The aggregate of such cash compensation for the years ended December 31, 2025, 2024 and 2023 were $1.0 million, $0.9 million and $1.0 million, respectively.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “-Equity Compensation Plan.” In 2023, we granted restricted shares and stock options, including to our officers and directors, and in 2024 and 2025 we granted restricted shares and stock options to our chief executive officer and our independent directors, each as described below under “ —Equity Compensation Plan.” We recognized share-based compensation expense of $5.0 million, $7.3 million and $2.6 million and in 2025, 2024 and 2023, respectively. In 2025, 2024 and 2023, of these amounts, $3.6 million, $6.3 million and $2.4 million, respectively, related to stock awards to executive officers and $0.16 million, $0.03 million and $0.06 million, respectively, related to stock awards to non-employee directors.

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

At December 31, 2025 and April 1, 2026, we had four members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the Company except for director’s fees and restricted stock awards to directors, and none of them has any relationship or has had any transaction with the Company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2025, the full Board of Directors held four meetings, and also acted by written consent. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2025.

To promote open discussion among the independent directors, a majority of the directors met four times in 2025 in regularly scheduled executive sessions without participation of our Company’s management and will continue to do so. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.

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

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, c/o Harry Vafias, StealthGas Inc., 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Corporate Governance.”

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2026, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis; the Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis; and the Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent under the standards of the Nasdaq Stock Market, and, in the case of the Audit Committee, the SEC.

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

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Internal Auditor and our Technical Manager. In each case, their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2025, 487 officers and crew members served on board the fully owned vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2024 Equity Compensation Plan, which was adopted in April 2024 and is administered by our Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. The 2024 Equity Compensation Plan replaced the 2015 Equity Compensation Plan, under which we will not grant any additional shares. Awards with respect to an aggregate of 1,195,300 shares of our common stock (including stock options) have been granted under the 2024 Plan, and awards with respect to an aggregate of 3,621,612 shares of our common stock (including stock options) were granted under the 2015 Plan from its adoption in 2015. Under Nasdaq rules, we may, consistent with Marshall Islands law, adopt new equity compensation plans without the approval of stockholders.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2026 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2026 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 37,185,686 shares of common stock outstanding as of April 1, 2026. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Flawless Management Inc.(1)	7,105,453	19.1%
Glendon Capital Management L.P.(2)	4,842,982	13.0%
TowerView LLC(3)	2,702,500	7.3%
Barclays PLC(4)	2,151,912	5.8%
Executive Officers and Directors
Harry N. Vafias(1)(5)	12,412,713	33.0%
Michael G. Jolliffe(6)	67,000	*
Markos Drakos(7)	66,714	*
John Kostoyannis(8)	47,796	*
All executive officers and directors as a group (four persons)	12,594,223	33.5%

*	Less than 1%.
(1)

According to Amendment No. 9 to Schedule 13D jointly filed with the SEC on February 25, 2026 by Flawless Management Inc., Arethusa Properties Ltd. and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares owned by Flawless Management Inc. and Harry N. Vafias, and 586,020 shares beneficially owned by Arethusa Properties Ltd. and Harry N. Vafias.

(2)

According to Amendment No. 2 to Schedule 13G jointly filed by and on behalf of each of Glendon Capital Management L.P. on November 12, 2025, Brian Berman and Glendon Opportunities Fund, L.P. According to this filing, (a) pursuant to investment discretion delegated to him by Glendon Capital Management L.P.’s investment committee, Mr. Berman is deemed to have the power to vote and dispose of these shares and (b) Glendon Opportunities Fund, L.P. has beneficial ownership of 4,739,902 of these shares.

(3)	According to a Schedule 13D/A filed by TowerView LLC and Daniel R. Tisch on December 9, 2024.
(4)	According to a Schedule 13G filed by Barclays PLC on August 12, 2025.
(5)

Includes 390,000 shares issuable upon exercise of vested stock options, of which 50,000 are exercisable at a price of $6.89, 290,000 are exercisable at a price of $6.43 and 50,000 are exercisable at a price of $6.01, and 50,000 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.

(6)

Includes 10,000 shares issuable upon exercise of vested stock options, 5,000 of which are exercisable at a price of $6.81 per share and 5,000 of which are exercisable at a price of $6.01 per share, and 5,000 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.

(7)

Includes 4,500 shares issuable upon exercise of vested stock options, 2,000 of which are exercisable at a price of $6.81 per share and 2,500 of which are exercisable at a price of $6.01 per share, and 2,500 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.
(8)

Includes 3,500 shares issuable upon exercise of vested stock options, 1,000 of which are exercisable at a price of $6.81 per share and 2,500 of which are exercisable at a price of $6.01 per share, and 2,500 shares issuable upon exercise of stock options at a price of $6.01 per share scheduled to vest within 60 days of April 1, 2026.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq Stock Market in October 2005. Our majority stockholders have the same voting rights as our other shareholders. As of April 1, 2026, we had approximately 37 shareholders of record. One of the stockholders of record was located in the United States and held in the aggregate 25,877,415 shares of common stock representing approximately 69.0% of our outstanding shares of common stock. This was CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 25,877,415 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Beginning in 2018, Stealth Maritime also provides crew management services to certain of our vessels. These services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2025, 2024 and 2023, these crew management fees amounted to $0.8 million in each year, respectively. As of April 1, 2026, 28 vessels (including our JV Vessel) were being manned by Hellenic Manning Overseas Inc.

In the years ended December 31, 2025, 2024 and 2023, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro-rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. For two LPG vessels which are currently under a time charter contract and some services are currently provided by third party management, we pay a fixed daily management fee of $280 to Stealth Maritime. Management fees for the years ended December 31, 2025, 2024 and 2023 were $4.4 million, $4.3 million and $4.5 million, respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. In the years ended December 31, 2025, 2024 and 2023, we paid $0.14 million, $0.12 million and $0.11 million, respectively, related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. For the years ended December 31, 2025, 2024 and 2023, total brokerage commissions of 1.25% amounted to $2.1 million, $2.1 million and $1.8 million, respectively, and were included in our consolidated statements of operations under “Voyage expenses-related party.” Stealth Maritime also receives a fee equal to 1% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2025, 2024 and 2023, the amounts of $0.3 million, $1.2 million and nil, respectively, were capitalized to the cost of the vessels in respect of the 1% purchase fee.

Annually, the Board reviews the management fees charged by Stealth Maritime as compared to the fees charged by the management companies of our publicly-listed peers. We believe the rates reflected are among the lowest of publicly-listed companies.

For the years ended December 31, 2025, 2024 and 2023, the amounts of $0.3 million, $0.4 million and $0.7 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of operations under the caption “Net gain on sale of vessels”. For the years ended December 31, 2025, 2024 and 2023, commission expenses relating to vessels held for sale of $0.1 million, $0.4 million and $0.4 million, respectively, are included in the consolidated statements of operation under the caption “Impairment Loss”. We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer and Chief Financial Officer, Internal Auditor and Technical Manager. During the years ended December 31, 2025, 2024 and 2023, such compensation was in the aggregate amount of $1.0 million, $0.9 million and $1.0 million, respectively.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies. The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party. The current account balance with the manager at December 31, 2025 and at December 31, 2024 was a liability of $1.0 million and a liability of $0.4 million, respectively. The liability represents payments made by Stealth Maritime on behalf of the ship-owning companies. Furthermore, the current account balance with the entity that we own 50.1% equity interests, pursuant to a joint venture agreement with a financial investor, amounted to nil as of December 31, 2025 and 2024, respectively, mainly representing revenues collected by us on behalf of these entities.

On April 1, 2020, we entered into an agreement with Brave Maritime for the supervision of the construction of the 11,000 cbm LPG vessel under construction, for a fixed fee of Euro 390,000. We had also entered into an agreement with Brave Maritime for the supervision of the construction of the three 40,000 cbm newbuilding vessels, one of which was delivered in December 2023 to one of our JVs and two of which were delivered to us in January 2024, for a fixed fee of $550,000 per vessel.

For the years ended December 31, 2025, 2024 and 2023, the supervision fees amounted to nil, $1.1 million and nil, respectively, and were capitalized to the cost of the respective vessels.

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

Office Space

We lease office space from Stealth Maritime. In the years ended December 31, 2025, 2024 and 2023, we made lease payments of $137,991, $103,445 and $104,167, respectively. The lease rate for 2026 is €120,000 per year as per renewed contract.

Vessel Acquisitions

In July 2022, we entered into an agreement with companies affiliated with members of the Vafias family for the acquisition of two 40,000 cbm newbuilding Medium Gas Carriers for $117 million. Each of the vessels were constructed in Korea and delivered to us in January 2024. In November 2024, we acquired the Gas Defiance from the joint venture entity in which we already owned 50.1% for $9.5 million. In June 2025, we acquired the remaining interests in the entities owning the Eco Lucidity and Gas Haralambos of which we already owned 50.1%, for $8.0 million net of cash acquired.

JV Loan Guarantees

We have guaranteed to the respective lenders the performance of two loan agreements entered into by three entities over which we have joint control and we account them for under the equity method. The outstanding loan balance of $6.3 million under one of these loan agreements entered into by two entities was repaid in November 2024. With regards to the guarantee provided for the loan agreement entered into by one of these entities, in June 2023, the loan was completely repaid and was replaced by a new loan agreement in October 2023 related to the delivery of the Eco Sorcerer, whereby we guarantee 51% of the outstanding loan balances of this entity and the joint venture party owning 49% equity interest in this entity has provided a guarantee amounting to 49% of the outstanding loan balances of this entity. This is the only outstanding loan as of April 1, 2026. Total outstanding loan balances of these entities as of December 31, 2025, 2024 and 2023 amounted to $23.6 million, $34.4 million and $34.0 million, respectively.

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

Please refer to Note 16 “Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this report.

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

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in any loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof. See “Item 3. Key Information-Risk Factors-Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 37,185,686 shares were issued and outstanding and fully paid as of December 31, 2025, and 37,516,686 shares were issued and outstanding and fully paid as of April 1, 2026. All of our shares of stock are in registered form.

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

Under the terms of our previous credit facilities, we were generally permitted to declare or pay cash dividends in any twelve-month period as long as the amount of the dividends and share repurchases did not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we were not in default under the other covenants contained in these credit facilities, or under some of our previous credit facilities to declare or pay cash dividends as long as we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information-Risk Factors-Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

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

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 33.0% of our shares of common stock as of April 1, 2026, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

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

Our United States-source shipping income from leasing or that of our subsidiaries will be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have, a fixed place of business in the United States that is involved in the production of such leasing income; and

•	substantially all (at least 90%) of our United States-source shipping income from leasing or that of a subsidiary is attributable to such fixed place of business.

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

We do not believe that we were a PFIC for 2025. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2025. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2025 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2025, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2025 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2025, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC. We may elect to provide such information on our website.

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

Interest rate risk

We are not currently subject to market risks relating to changes in interest rates as we do not have any outstanding indebtedness or interest rate swaps as of December 31, 2025 or April 1, 2026. In the future, however, we may enter into loan agreements, including to finance the growth of our fleet, in which case we would expect to be subject to market risks relating to changes in interest rates, because we would expect the amounts advanced thereunder to have floating rate debt on which we would pay interest based on SOFR plus a margin. In order to manage our exposure to changes in interest rates due to such floating rate indebtedness we may enter into interest rate swap agreements, as we have done in the past when we had outstanding floating rate indebtedness. As of December 31, 2024, total bank indebtedness of the Company was $85.9 million, of which $19.2 million was covered by one interest rate swap agreement. In April 2025, as part of further debt repayment, we closed our last remaining swap that was due to mature in December 2025 and received compensation of $0.3 million, being the fair value of the swap at the time of closing. We have not and do not intend to enter into interest rate swaps for speculative purposes. As of December 31, 2025 and April 1, 2026, we did not have any outstanding indebtedness or interest rate swaps.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 29.9% of our expenses in currencies other than U.S. dollars in 2025 (2024: 20.3%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2026 we have no payment obligations related to the building of any vessels, in U.S. dollars or any other currency.

We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 8 (Long -Term Debt) and Note 9 (Derivatives and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

PART II

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2025, management used the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2025 the Company’s internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 which is reproduced in its entirety in Item 15(c) below.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of

StealthGas Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 28, 2026 expressed an unqualified opinion on those financial statements.

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
April 28, 2026

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2025.

Item 16C. Principal Accountant Fees and Services

Remuneration of Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an Independent Registered Public Accounting Firm, has audited our annual financial statements for fiscal years ended 2025, 2024 and 2023, acting as our independent auditor since our inception in 2004. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2025 and 2024 and breaks down these amounts by the category of service (in thousands):

	2025	2024
Audit fees	$305	$286
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$305	$286

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) services provided in connection with the issuance of consents and assistance with and review of documents filed with the SEC.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2025 and 2024.

(3) Tax Fees

Deloitte did not provide any tax services in 2025 and 2024.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2025 and 2024.

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

On May 24, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $15 million of shares of our common stock, and on October 26, 2023 we announced a $10 million increase to this repurchase program for a total aggregate amount of $25 million. On February 21, 2025 we announced a $5 million increase to this repurchase program for a total aggregate amount of $30 million. As of April 1, 2026, 4,254,042 shares of common stock had been repurchased for an aggregate of $21.2 million, with the average purchase price of $4.99 per share. No shares had been repurchased since April 2025.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

The below table presents information about our stock repurchases from January 1, 2025 through March 31, 2026. All such repurchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 2025	—	—	3,927,055	$5,560,619
February 2025	44,531	$5.79	3,971,586	$10,302,634
March 2025	143,163	$5.59	4,114,749	$9,501,646
April 2025	139,293	$5.23	4,254,042	$8,772,885
May 2025	—	—	4,254,042	$8,772,885
June 2025	—	—	4,254,042	$8,772,885
July 2025	—	—	4,254,042	$8,772,885
August 2025	—	—	4,254,042	$8,772,885
September 2025	—	—	4,254,042	$8,772,885
October 2025	—	—	4,254,042	$8,772,885
November 2025	—	—	4,254,042	$8,772,885
December 2025	—	—	4,254,042	$8,772,885
January 2026	—	—	4,254,042	$8,772,885
February 2026	—	—	4,254,042	$8,772,885
March 2026	—	—	4,254,042	$8,772,885

Item 16F.	Change in Registrant’s Certifying Accountant

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
The key individuals responsible for the overall assessment and day-to-day
management of material risks from cybersecurity threats include the head of Information Technology and chief executive officer at our manager Stealth Maritime. Our manager’s current head of IT possesses over 27 years of experience with information technology and cybersecurity risk management programs.

Our manager’s chief executive officer alongside our senior management, provide quarterly reports to the
Board of Directors
covering cybersecurity and other information technology risks affecting us. These reports may include reviewing our manager’s current infrastructure and the status of key cybersecurity initiatives, including the status of ongoing mitigation efforts, providing insights into the latest cybersecurity threats, and discussing any recent security incidents impacting similarly-situated companies. In the event of a cybersecurity incident, we have implemented a process in which our Chief Executive Officer would report such incident to our board of directors if the incident is determined to present critical risk to us
.
Although risks from cybersecurity threats have not to date materially affected us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to the data and systems used in our business. See “Item 3.D. Risk Factors—Relating to Our Industry—A cyber-attack could materially disrupt our business”.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(2)

2.1	Description of Securities (6)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(3)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(4)

4.3	StealthGas Inc.’s 2015 Equity Compensation Plan(5)

4.4	2024 Equity Compensation Plan(7)

8	Subsidiaries

11	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97	Compensation Recovery Policy(8)

101.INS	Interactive Data File — The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 99.1 to a Report on Form 6-K filed with the SEC on December 24, 2014.
(3)	Previously filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(4)	Previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-207168) filed with the SEC on September 28, 2015.
(6)	Previously filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.
(7)	Previously filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 26, 2024.
(8)	Previously filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer

Date:	April 28, 2026

StealthGas Inc.
Consolidated Financial Statements
Index to consolidated
financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of StealthGas Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer considered to be recoverable. As of December 31, 2025, 4 out of 28 vessels had an impairment indication.
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
April 28, 2026
Athens, Greece
We have served as the Company’s auditor since 2005.

StealthGas Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents		80,653,398	99,077,831
Trade and other receivables		6,156,300	7,744,675
Other current assets	13	193,265	22,419
Claims receivable		55,475	61,697,544
Inventories	4	3,891,147	1,899,887
Advances and prepayments		733,212	1,145,504
Assets held for sale	5	—	24,945,022
Fair value of derivatives	9	387,608	—

Total current assets		92,070,405	196,532,882

Non current assets
Operating lease right-of-use assets	17	—	104,801
Vessels, net	3,5	608,214,416	491,413,817
Other receivables		370,053	171,275
Restricted cash		3,867,752	—
Investments in joint ventures	6	27,717,238	23,467,353

Total non current assets		640,169,459	515,157,246

Total assets		732,239,864	711,690,128

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	3	388,130	1,045,962
Trade accounts payable		10,994,434	9,881,737
Accrued and other liabilities	7	4,922,587	4,443,142
Operating lease liabilities	17	—	104,801
Deferred income		4,304,667	5,665,271
Current portion of long-term debt	8	23,333,814	—

Total current liabilities		43,943,632	21,140,913

Non current liabilities
Deferred income		213,563	222,605
Long-term debt	8	61,555,855	—

Total non current liabilities		61,769,418	222,605

Total liabilities		105,713,050	21,363,518

Commitments and contingencies	16
Stockholders’ equity
Capital stock, 5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized, 37,041,373 shares issued and outstanding at December 31, 2024 and 37,185,686 shares issued and outstanding at December 31, 2025 with a par value of $0.01 per share	10	370,414	371,857
Additional paid-in capital	10	409,912,934	413,450,279
Retained earnings		215,855,858	276,504,474
Accumulated other comprehensive income		387,608	—

Total stockholders’ equity		626,526,814	690,326,610

Total liabilities and stockholders’ equity		732,239,864	711,690,128

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Income
For the Years Ended December 31, 2023, 2024 and 2025
(Expressed in United States Dollars, Except for Share Data)

	Note	December 31, 2023	December 31, 2024	December 31, 2025
Revenues
Revenues	13	143,527,769	167,262,185	173,161,478

Total revenues		143,527,769	167,262,185	173,161,478

Expenses
Voyage expenses		11,429,716	9,594,880	20,433,872
Voyage expenses – related party	3	1,779,488	2,063,228	2,097,322
Vessels’ operating expenses	14	52,206,248	48,961,137	52,980,264
Vessels’ operating expenses – related party	3,14	911,250	875,002	933,616
Dry-docking costs		2,641,706	5,312,614	3,602,010
Management fees – related party	3	4,531,920	4,258,240	4,445,120
General and administrative expenses (including $1,074,549, $1,049,452 and $1,122,233 to related party)	3	5,331,029	10,309,693	8,333,449
Depreciation	5	23,707,797	26,076,687	25,252,476
Impairment loss	3,5,9	2,816,873	—	488,400
Net gain on sale of vessels	3,5	(7,645,781)	(46,384)	(538,000)

Total expenses		97,710,246	107,405,097	118,028,529

Income from operations		45,817,523	59,857,088	55,132,949

Other (expenses)/income
Interest and finance costs		(9,956,712)	(9,062,562)	(2,241,719)
Gain on derivatives	9	237,618	99,286	—
Interest income		3,712,239	3,416,221	2,953,442
Foreign exchange loss		(190,722)	(70,692)	(282,697)

Other expenses, net		(6,197,577)	(5,617,747)	429,026

Income before equity in earnings of investees		39,619,946	54,239,341	55,561,975
Equity earnings in joint ventures	6	12,316,883	15,622,836	5,086,641

Net Income		51,936,829	69,862,177	60,648,616

Earnings per share
Basic	12	1.38	1.91	1.64

Diluted	12	1.37	1.90	1.64

Weighted average number of shares
Basic		37,166,449	35,237,059	35,881,239

Diluted		37,236,951	35,333,160	35,896,867

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2023, 2024 and 2025
(Expressed in United States Dollars)

	Note	December 31, 2023	December 31, 2024	December 31, 2025
Net income		51,936,829	69,862,177	60,648,616

Other comprehensive income
Effect of cash flow hedges	9	(4,454,669)	(344,206)	(387,608)

Total other comprehensive loss		(4,454,669)	(344,206)	(387,608)

Total comprehensive income		47,482,160	69,517,971	60,261,008

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2023, 2024 and 2025
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Treasury stock		Additional Paid-in Capital (Note 10)	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income (Note 9)	Total
	Number of Shares (Note 10)	Amount (Note 10)	Number of Shares (Note 10)	Amount (Note 10)
Balance, January 1, 2023	43,527,428	435,274	(5,325,247)	(25,373,380)	443,620,122	94,056,852	5,186,483	517,925,351

Issuance of restricted shares and stock based compensation	1,566,000	15,660	—	—	2,573,746	—	—	2,589,406
Exercise of stock options	250,000	2,500	—	—	745,000	—	—	747,500
Stock repurchase	—	—	(3,875,855)	(19,080,456)	—	—	—	(19,080,456)
Comprehensive income for the year	—	—	—	—	—	51,936,829	(4,454,669)	47,482,160

Balance, December 31, 2023	45,343,428	453,434	(9,201,102)	(44,453,836)	446,938,868	145,993,681	731,814	549,663,961

Issuance of restricted shares and stock based compensation	825,247	8,253	—	—	7,318,555	—	—	7,326,808
Exercise of stock options	125,000	1,250	—	—	355,000	—	—	356,250
Stock repurchase	—	—	(51,200)	(338,176)	—	—	—	(338,176)
Cancellation of treasury stock	(9,252,302)	(92,523)	9,252,302	44,792,012	(44,699,489)	—	—	—
Comprehensive income for the year	—	—	—	—	—	69,862,177	(344,206)	69,517,971

Balance, December 31, 2024	37,041,373	370,414	—	—	409,912,934	215,855,858	387,608	626,526,814

Issuance of restricted shares and stock based compensation	351,300	3,513	—	—	4,987,624	—	—	4,991,137
Exercise of stock options	125,000	1,250	—	—	355,000	—	—	356,250
Stock repurchase	—	—	(326,987)	(1,784,712)	—	—	—	(1,784,712)
Cancellation of treasury stock	(326,987)	(3,270)	326,987	1,784,712	(1,781,442)	—	—	—
Reversal of stock-based compensation for forfeited awards	(5,000)	(50)	—	—	(23,837)	—	—	(23,887)
Comprehensive income for the year	—	—	—	—	—	60,648,616	(387,608)	60,261,008

Balance, December 31, 2025	37,185,686	371,857	—	—	413,450,279	276,504,474	—	690,326,610

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023, 2024 and 2025
(Expressed in United States Dollars)

	December 31, 2023	December 31, 2024	December 31, 2025
Cash flows from operating activities
Net income for the year	51,936,829	69,862,177	60,648,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,707,797	26,076,687	25,252,476
Amortization of deferred finance charges	1,345,940	711,378	990,921
Amortization of operating lease right-of-use assets	99,379	99,379	126,754
Share based compensation	2,589,406	7,326,808	4,967,250
Change in fair value of derivatives	789,509	108,841	—
Proceeds from disposal of interest rate swaps	—	1,018,000	—
Equity earnings in joint ventures	(12,316,883)	(15,622,836)	(5,086,641)
Dividends received from joint ventures	14,589,215	20,570,036	2,634,000
Impairment loss	2,816,873	—	488,400
Net gain on sale of vessels	(7,645,781)	(46,384)	(538,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	238,627	(1,971,610)	(1,004,172)
Other current assets	139,925	(62,676)	170,846
Claims receivable	—	—	(4,474,893)
Inventories	1,365,189	(1,664,738)	2,154,930
Changes in operating lease liabilities	(99,379)	(99,379)	(126,754)
Advances and prepayments	(728,005)	676,228	(240,405)
Increase/(decrease) in
Balances with related parties	(1,532,943)	(555,589)	590,092
Trade accounts payable	(1,813,377)	628,899	(1,677,299)
Accrued liabilities	(100,515)	(758,558)	(802,426)
Deferred income	2,058,409	(2,796,608)	1,108,984

Net cash provided by operating activities	77,440,215	103,500,055	85,182,679

Cash flows from investing activities
Insurance proceeds	126,666	—	—
Payment for acquisition of remaining interest in joint venture, net of cash acquired	—	—	(7,976,895)
Vessels’ acquisitions, advances for vessels under construction and improvement of vessels	(85,201)	(106,169,013)	(412,428)
Proceeds from sale of vessels, net	80,109,781	34,679,584	25,072,377
Maturity in short-term investments	26,500,000	—	—
Return of investments from joint ventures	4,688,785	7,007,164	—

Net cash provided by/ (used in) investing activities	111,340,031	(64,482,265)	16,683,054

Cash flows from financing activities
Proceeds from exercise of stock options	747,500	356,250	356,250
Stock repurchase	(19,080,456)	(338,176)	(1,784,712)
Deferred finance charges paid	(988,165)	(22,167)	—
Advances from joint ventures	11,847	—	—
Advances to joint ventures	—	(11,847)	—
Loan repayments	(154,870,215)	(108,236,401)	(85,880,590)
Proceeds from long-term debt	—	70,000,000	—

Net cash used in financing activities	(174,179,489)	(38,252,341)	(87,309,052)

Net increase in cash and cash equivalents and restricted cash	14,600,757	765,449	14,556,681
Cash and cash equivalents and restricted cash at beginning of year	69,154,944	83,755,701	84,521,150

Cash and cash equivalents and restricted cash at end of year	83,755,701	84,521,150	99,077,831

Cash breakdown
Cash and cash equivalents	77,202,843	80,653,398	99,077,831
Restricted cash, current	659,137	—	—
Restricted cash, non-current	5,893,721	3,867,752	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	83,755,701	84,521,150	99,077,831

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	14,695,487	9,594,744	2,756,593
Non cash investing activity – Vessels	63,752	476,180	57,230,928

The accompanying notes are an integral part of these consolidated financial statements

StealthGas Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2025 owned a fleet of twenty-eight liquified petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.
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
During 2023, 2024 and 2025, the following charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2023	2024	2025
A	20%	—	—
B	14%	14%	14%
C	—	10%	—
D	—	—	12%
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
Restricted Cash:
Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments, or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-
current
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
Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates
a
re

based on historical average rates. No impairment loss was identified for the year ended December 31, 2024. However, an impairment loss was identified and recorded for the year ended December 31, 2025 (Note 5).
Vessels’ Depreciation:
The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years from the date of their construction.

Assets Held for Sale:
The Company classifies vessels, along with associated assets and liabilities, as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC
360-10,
a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell (Note 5).
Segment Reporting:
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results
o
f

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
Equity Compensation Plan:
Share-based compensation includes vested and
non-vested
shares and share options granted to employees of the Company, to employees of the Manager and to non-employee
directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the closing price of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested
shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value of share option grants is determined with reference to option pricing models and depends on the terms of the granted options. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 11).
Earnings per Share:
Basic earnings per share are computed under the
two-class
method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive (Note 12).
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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized
in equity is transferred to net profit or loss for the year as a component of “Gain on derivatives”.
(ii)
Other Derivatives
: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.
Investments in joint ventures:
The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of income
.
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
Recent Accounting Pronouncements:
In November 2024, the FASB issued ASU
2024-03,
“Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.
In July 2025, the FASB issued ASU
2025-05,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The ASU
2025-05
provides a practical expedient that all entities may elect to use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers, by allowing them to assume that current conditions as of the balance sheet date will not change for the remaining life of the asset. ASU
2025-05
is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those periods, with early adoption permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.
In December 2025 the FASB issued ASU
2025-12
to clarify, correct errors in or make other improvements to a broad range of topics in the ASC, including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958,
Not-for-Profit
Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue
basis (except for the ASC 260 amendments). The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.
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
Furthermore, the Company has entered into a supervision agreement with an affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”) for the supervision of the construction of vessels Eco Oracle and Eco Wizard for a fixed fee of $550,000 per vessel (the “Supervision fees”). The supervision services were completed during 2024, and no supervision fees were incurred in 2025.
The current account balance with the Manager at December 31,
2024
and
2025
was a liability of $388,130 and $1,045,962, respectively. The balance mainly represents payments made by the Manager on behalf of the ship-owning companies, net of cash advances provided to the Manager.

The Company rents office space from the Manager and incurs a rental expense (the “Rental expense”) (Note 17).
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of income	2023	2024	2025
Management fees	Management fees – related Party	4,531,920	4,258,240	4,445,120
Brokerage commissions	Voyage expenses – related Party	1,779,488	2,063,228	2,097,322
Superintendent fees	Vessels’ operating expenses – related party	110,500	120,000	136,700
Crew management fees	Vessels’ operating expenses – related party	800,750	755,002	796,916
Supervision fees	Vessels, net	—	1,100,000	—
Commissions – vessels purchased	Vessels, net	—	1,170,000
Commissions – vessels sold	Net gain on sale of vessels	728,150	—	251,000
Commissions – assets held for sale	Impairment loss	353,400	—	—
Executive compensation	General and administrative Expenses	970,382	946,007	984,242
Rental expense	General and administrative Expenses	104,167	103,445	137,991
During July 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two LPG vessels for a total cost of $117 million. Advances paid for the acquisition of these vessels amounted to $23.4 million as of December 31, 2023. Both vessels, the Eco Oracle and the Eco Wizard, were delivered to the Company in January 2024 and an amount of $93,600,000 was paid to the sellers.
On October 30, 2024, the Company entered into a memorandum of agreement for the acquisition of the vessel Gas De fi
ance from one of the Company’s joint ventures (Note 6) for a total of $9,500,000. The vessel Gas Defiance was delivered to the Company on November 4, 2024.
On 13 June 2025, the Company acquired the remaining 49.9% ownership interests in Cannes View Inc. and Colorado Oil and Gas Inc., which were previously accounted for using the equity method (Note 6), resulting in full 100% ownership of both companies. The vessels Gas Haralambos and Eco Lucidity were subsequently transferred to the Company.
4. Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2024	2025
Bunkers	2,346,431	299,094
Lubricants	1,544,716	1,600,793

Total	3,891,147	1,899,887

5. Vessels, net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	698,729,462	(194,434,379)	504,295,083

Additions	129,996,020	—	129,996,020
Depreciation for the year	—	(26,076,687)	(26,076,687)

Balance, December 31, 2024	828,725,482	(220,511,066)	608,214,416

Additions	15,586,855	—	15,586,855

Impairment loss	(23,576,347)	23,087,947	(488,400)

Vessel total loss	(59,974,904)	2,807,728	57,167,176

Disposals	(34,795,758)	10,261,378	(24,534,380)

Transfer to Assets held for sale	(24,945,022)	—	(24,945,022)

Depreciation for the year	—	(25,252,476)	(25,252,476)

Balance, December 31, 2025	701,020,306	(209,606,489)	491,413,817

On December 15, 2022, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Spirit” to an unaffiliated third party for $5,700,000. The vessel was classified as vessel held for sale as of December 31, 2022 and was recorded at its selling price of $5,700,000 less estimated selling expenses of $50,311. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2022 amounted
to $565,591. An amount of $1,140,000 in connection with this sale was collected in December 2022 and was included under the caption “Accrued and other liabilities” in the consolidated balance sheet as of December 31, 2022. The Company decided to dispose the vessel “Gas Spirit” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on January 19, 2023 and the Company realized a loss from the sale of this vessel of $23,354 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2023.
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
On April 26, 2023, the Company entered into four memorandum of agreements for the disposal of the vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” to an unaffiliated third party for a total of $70,715,000. The vessels “Eco Texiana”, “Eco Enigma”, “Eco Czar” and “Eco Nemesis” were delivered to their new owner on May 26, 2023, June 14, 2023, July 18, 2023 and August 4, 2023 respectively. The vessel “Eco Nemesis” was classified as vessels held for sale as of June 30, 2023 and was recorded at its selling price of $16,950,000. The Company realized an aggregate gain from the sale of the vessels of $7,669,135 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2023.
On May 26, 2023, the Company entered into two memorandum of agreements for the disposal of the vessels “Eco Green” and “Eco Dream” to unaffiliated third parties for a total of $35,340,000. The Company decided to dispose these vessels as the agreed selling price was a suitable opportunity for the Company. These vessels, together with their inventories on board amounting to $246,725, were classified as assets held for sale as of

December 31, 2023 and were recorded at their selling price of $35,340,000 less estimated selling expenses of $706,800. The total impairment charge recognized in the Company’s consolidated statement of income for the year ended December 31, 2023 amounted to $2,759,553. The vessel “Eco Green” was delivered to her new owners on January 9, 2024, whereas the vessel “Eco Dream” was delivered to her owners on January 17, 2024 and the Company realized a gain from the sale of these vessels of $46,384 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2024.
Additions during the year ended December 31, 2024 mainly relate to the acquisition of the vessels Eco Oracle, Eco Wizard and Gas Defiance (Note 3).
On April 18, 2025, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Cerberus” to an unaffiliated third party for $12,400,000
, in accordance with the Company’s strategy of selling older vessels.
The vessel was delivered to her new owners on June 18, 2025. The Company realized a loss from the sale of the vessels of $121,218 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2025.
On July 22, 2025, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Elixir” to an unaffiliated third party for $12,700,000.
The Company decided to dispose this vessel as the agreed selling price was a suitable opportunity for the Company.
The vessel was delivered to her new owners on November 3, 2025. The Company realized a gain from the sale of the vessels of $659,218 which is included in the Company’s consolidated statement of income under the caption “Net gain on sale of vessels” for the year ended December 31, 2025.
On September 17, 2025, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Invictus” to an unaffiliated third party for $14,300,000. The vessel was classified as vessel held for sale as of December 31, 2025. The Company decided to dispose the vessel “Eco Invictus” as the agreed selling price was a suitable opportunity for the Company. The vessel was delivered to her new owners on March 16, 2026.
On December 29, 2025, the Company entered into a memorandum of agreement for the disposal of the vessel “Eco Universe” to an unaffiliated third party for $14,950,000. The vessel was classified as vessel held for sale as of December 31, 2025. The Company decided to dispose the vessel “Eco Universe” as the agreed selling price was a suitable opportunity for the Company. The vessel will be delivered to her new owners in the second quarter of 2026.
Additions during the year ended December 31, 2025 mainly relate to the acquisition of the vessels Gas Haralambos and Eco Lucidity (Note 3).
During the year, the vessel Eco Wizard, was declared a total loss following an explosion while in a Russian port in July 2025, and since that time has been unable to be employed as a result of the damage sustained.
The net carrying amount of the vessel at the time of loss was $57,167,176, net of accumulated depreciation. This amount has been derecognized from the Company’s vessels balance.
The loss has been recognized in the Company’s consolidated statement of income, together with the related insurance recovery, under the caption “Vessels’ operating expenses”, consistent with the provision and insurance claim disclosed (Note 16).
As of December 31, 2025, no vessels (2024: 3 vessels with a carrying value of $159,912,825) have been mortgaged as collateral to secure the Company’s bank loans (Note 8).
As of December 31, 2024 and 2025, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value.

6. Investments in joint ventures
Details of each of the Company’s joint ventures at December 31, 2024 and 2025 are as follows:

		Proportion of ownership interest held by the Company
Name of joint venture	Principal activity	December 31, 2024	December 31, 2025
Spacegas Inc.	Ownership and operation of the vessel “Gas Defiance” 3	50.1%	50.1%
Financial Power Inc.	Ownership and operation of the vessel “Gas Shuriken” 4	50.1%	50.1%
Cannes View Inc.	Ownership and operation of the vessel “Gas Haralambos” 5	50.1%	—
Colorado Oil and Gas Inc.	Ownership and operation of the vessel “Eco Lucidity” 5	50.1%	—
MGC Agressive Holdings Inc.	Ownership and operation of the vessels “Eco Etheral” 1 and “Eco Sorcerer” 2	51.0%	51.0%

1	The vessel Gaschem Bremen was renamed to Eco Ethereal on April 18, 2023 and was sold to an unrelated party on April 23, 2024.
2	The vessel Eco Sorcerer was delivered to the fleet on October 6, 2023.
3	The vessel Gas Defiance was sold to the Company on November 4, 2024 (Note 3).
4	The vessel Gas Shuriken was sold to an unrelated party on January 21, 2025.
5
The vessels Gas Haralambos and Eco Lucidity were transferred to the Company due to acquisition of the remaining 49.9% ownership interest in Cannes View Inc. & Colorado Oil and Gas Inc. respectively, on June 13, 2025 (Note 3).

The Company’s exposure is limited to its share of the net assets of Spacegas Inc., Financial Power Inc., Cannes View Inc., Colorado Oil and Gas Inc. and MGC Agressive Holdings Inc. (collectively “the joint venture entities”) proportionate to its equity interest in these companies and to any losses that may arise in connection with the loan agreements guaranteed by the Company (Note 16). The Company shares the profits and losses, cash flows and other matters relating to its investments in the joint venture entities in accordance with its ownership percentage. The Company accounts for investments in joint ventures using the equity method since it has joint control over the joint venture entities. The Company does not consolidate the joint venture entities because it does not have a controlling financial interest. The significant factors considered and judgments made in determining that the power to direct the activities of the joint venture entities that most significantly impact their economic performance are shared, are that all significant business decisions over operating and financial policies of the joint venture entities, require consent from each joint venture investor.
Below is a table of equity investment activity:

	Year Ended December 31,
	2024	2025
Beginning balance	$39,671,603	$27,717,238
Derecognition of joint venture investments due to acquisition of control	—	(6,702,526)
Dividends received	(27,577,201)	(2,634,000)
Equity earnings	15,622,836	5,086,641

Investments in joint ventures	$27,717,238	$23,467,353
As of December 31, 2024 and 2025, the carrying value of the Company’s equity method investments was $1.87 million and $1.81 million, respectively, higher than its interest in the investees’ underlying net assets. This basis difference relates to a vessel that was under construction during 2022 and was delivered in 2023 and will be amortized over the vessel’s useful life.
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
7. Accrued and Other Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2024	2025
Interest on long-term debt	1,173,219	—
Administrative expenses	163,377	165,409
Vessel operating and voyage expenses	3,585,991	4,277,733

Total	4,922,587	4,443,142

8. Long-term Debt

	Term Loans
Issue Date/ Refinancing Date		Maturity Date	Drawn Amount	December 31, 2024	December 31, 2025
March 2023		January 2032	70,000,000	66,719,215	—
May 2016		December 2025	65,650,000	19,161,840	—

Total				85,881,055	—

Current portion of long-term debt				23,537,305	—
Long-term debt				62,343,750	—

Total debt				85,881,055	—

Current portion of deferred finance charges				203,491	—
Deferred finance charges non-current				787,895	—

Total deferred finance charges				991,386	—

Total debt				85,881,055	—
Less: Total deferred finance charges				991,386	—

Total debt, net of deferred finance charges				84,889,669	—

Less: Current portion of long-term debt, net of current portion of deferred finance charges				23,333,814	—

Long-term debt				61,555,855	—

Changes in the Company’s outstanding term loans as of December 31, 2024 and 2025 are as follows:
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
For the year 2025:
In January 2025, the Company prepaid in full the then outstanding balance of $33.4 million of the term loan dated March 2023 with original maturity date January 2032 using cash on hand and the related mortgage on the vessel Eco Wizard was released.
In April 2025, the Company prepaid in full the then outstanding balance of $18.6 million of the term loan dated May 2016 with original maturity date December 2025 using cash on hand and the related mortgage on the vessel Eco Ice was released. Following this loan repayment, the related interest rate swap agreement was terminated and an amount of $0.3 million was collected from the respective counterparty.
In July 2025, the Company prepaid in full the then outstanding balance of $31.7 million of the term loan dated March 2023 with original maturity date January 2032 using cash on hand and the related mortgage on the vessel Eco Oracle was released.
The above loans were generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and were secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contained financial covenants requiring the Company to ensure that:

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
During 2025, the Company fully prepaid all outstanding loans. As of December 31, 2025, there are no outstanding loan liabilities, and accordingly, no loan covenants were applicable at year-end.
The interest rates on the outstanding loans as of December 31, 2023, 2024 and 2025 are based on a SOFR plus a margin. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:
Year ended December 31, 2023: 7.07%
Year ended December 31, 2024: 7.52%
Year ended December 31, 2025: 7.59%
Bank loan interest expense for the above loans for the years ended December 31, 2023, 2024 and 2025 amounted to $13,250,267, $8,859,096 and $1,583,374, respectively.
Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income. For the years ended December 31, 2023, 2024 and 2025, the amortization of deferred financing charges amounted to $1,345,940, $711,378 and $990,921 respectively, and is included in interest and finance costs in the consolidated statements of income.
9. Derivatives and Fair Value Disclosures
The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is not party to any floating-to-fixed
interest rate swap with a major financial institution at December 31, 2025 (2024: one swap) covering any notional amounts at December 31, 2025 (2024: $19,164,000) pursuant to which it pays fixed rates and receives floating rates based on the SOFR. These agreements contain no leverage features. As of December 31, 2024, one derivative contract qualified for hedge accounting since its inception, whereas as of December 31, 2025 there were no active derivative contracts.
The following table presents information relating to the Company’s interest rate swap arrangements as of December 31, 2024 and 2025.

	Effective date	Termination date	Fixed Rate (Company pays)	Floating Rate (Company receives)	Fair Value Asset December 31, 2024	Notional Amount December 31, 2024	Fair Value Asset December 31, 2025	Notional Amount December 31, 2025
Swap 1	April 10, 2018	December 11, 2025	2.74%	SOFR	$387,608	$19,164,000	—	—

Total					$387,608	$19,164,000	—	—

*	Swap 1 was early terminated in April 2025 (Note 8)
The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

Tabular disclosure of financial instruments is as follows:

		December 31,
		2024		2025
Derivatives designated as hedging instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Non current assets — Fair value of derivatives	—	—	—	—
Interest Rate Swap Agreements	Current assets — Fair value of derivatives	387,608	—	—	—

Total derivatives designated as hedging instruments		387,608	—	—	—

As of 31.12.2024 and 31.12.2025, there were no derivatives not designated as hedging instruments assets respectively.
The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Location of Gain/(Loss)	Year Ended December 31,
Derivatives not designated as hedging instruments	Recognized	2023	2024	2025
Interest Rate Swap — Change in Fair Value	Gain on derivatives	(570,539)	(1,126,863)	—
Interest Rate Swap — Realized income	Gain on derivatives	808,157	1,226,149	—

Total gain on derivatives		237,618	99,286	—

	Location of Gain	Year Ended December 31,
Derivatives designated as hedging instruments	Recognized	2023	2024	2025
Interest Rate Swap — Realized income	Interest and finance costs	4,771,235	591,664	383,819

Total gain on derivatives		4,771,235	591,664	383,819

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of unrealized gain on cash flow hedges relating to the Company’s interest rate swap contracts and are analyzed as follows:

Unrealized Income on cash flow hedges
Balance, January 1, 2023	5,186,483

Other comprehensive income before reclassifications	316,566
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(4,771,235)

Balance, December 31, 2023	731,814

Other comprehensive income before reclassifications	247,458
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(591,664)

Balance, December 31, 2024	387,608

Other comprehensive loss before reclassifications	(3,789)
Amounts reclassified from accumulated other comprehensive income relating to qualifying hedges	(383,819)

Balance, December 31, 2025	—

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
As of December 31, 2024, the
fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being SOFR. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level
2
items in accordance with the fair value hierarchy.
There is no outstanding balance for these loans as of December 31, 2025. Additionally, as of December 31, 2024,
the Company considers the creditworthiness of each counterparty when determining the fair value of the derivative instruments. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based SOFR swap yield curves. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level
2
items.

There is no outstanding balance for these interest rate swap agreements as of December 31, 2025.
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
The following table presents the fair values for assets and liabilities m easu
red on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2024:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest Rate Swap Agreements	387,608	—	387,608	—

Total	387,608	—	387,608	—

As of 31.12.2025, there were no assets nor liabilities measured on a recurring basis.
The following table presents the fair values for assets measured on a non-recurring
basis as of December 31, 2025 categorized into a Level based upon the lowest level of significant input to the valuations:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Loss
Long-lived assets held for sale	29,250,000	—	29,250,000	—	—

Total	29,250,000	—	29,250,000	—	—
The vessels Eco Invictus and Eco Universe were classified as held for sale as of December 31, 2025 (Note 5) and were recognized at their fair value of $29,250,000 less costs to sell $292,500. The fair value was determined based on the transaction price, as the sale price was agreed with unaffiliated third parties.
As of 31.12.2024, there were no assets nor liabilities measured on a non-recurring
basis.
10. Capital Stock, Treasury Stock and Additional
Paid-in
Capital
The amounts shown in the accompanying consolidated balance sheets as additional paid-in
capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.
In May 2023, the Company’s Board of Directors authorized the repurchase of up to $15,000,000 of shares of the Company’s common stock, and in October 2023 a $10,000,000 increase to this repurchase program for a total aggregate amount of $25,000,000. For the year ended December 31, 2023, the Company completed the repurchase of 3,875,855 common shares paying a total amount of $19,080,456. These shares were initially held as treasury stock by the Company. During the period from January 1, 2024 to April 26, 2024, the Company completed the repurchase of 51,200 common shares paying a total amount of $338,176. These shares were initially held as treasury stock by the Company. During 2024 all previously issued 9,252,302 shares held within treasury stock were surrendered and retired. During the period from February 26, 2025 to April 23, 2025, the Company completed the repurchase of 326,987 common shares paying a total amount of $1,784,712. These shares were initially held as treasury stock by the Company. During 2025 the previously issued 326,987 shares held within treasury stock were surrendered and retired. Following retirement, the shares are no longer considered issued or outstanding. As of December 31, 2025, the Company held no treasury stock.

11. Equity Compensation Plan
In 2024 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”), which replaced the Company’s previous equity compensation plan which was adopted in 2015 and expired in 2024 (the “2015 Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2025, total of 2,699,612 restricted shares and options to purchase 922,000 common shares had been granted under the 2015 Plan and a total of 651,300 restricted shares and options to purchase 100,000 common shares have been granted under the Plan.
Restricted shares
On February 21, 2023, the Company granted 284,000 of
non-vested
restricted shares under the 2015 Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $2.85 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on February 21, 2024 and the remaining 50% vested on February 21, 2025.
On May 24, 2023, the Company granted 449,000 of
non-vested
restricted shares under the 2015 Plan to the Company’s CEO. The fair value of each share granted was $3.11 which is equal to the market value of the Company’s common stock on that day. These shares vested on November 24, 2023.
On December 8, 2023, the Company granted 833,000 of
non-vested
restricted shares under the 2015 Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.43 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on December 8, 2024 and the remaining 50% vested on December 8, 2025.
On April 23, 2024, the Company granted 525,247 of
non-vested
restricted shares under the 2015 Plan to the Company’s CEO,
non-executive
members of Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $6.01 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on April 23, 2025 and the remaining 50% vest on April 23, 2026.
On September 16, 2024, the Company granted 300,000 of
non-vested
restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $6.89 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vested on September 16, 2025 and the remaining 50% vest on September 16, 2026.
On September 12, 2025, the Company granted 165,800 of
non-vested
restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $7.30 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on September 12, 2026 and the remaining 50% vest on September 12, 2027.
On September 18, 2025, the Company granted 185,500 of
non-vested
restricted shares under the Plan to the Company’s CEO and
non-executive
members of Board of Directors of the Company. The fair value of each share granted was $7.11 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on September 18, 2026 and the remaining 50% vest on September 18, 2027.

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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2023, 2024 and 2025.
The stock based compensation expense for the vested and
non-vested
shares for the years ended December 31, 2023, 2024 and 2025 amounted to $2,272,057, $6,195,757 and $4,304,854, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.
A summary of the status of the Company’s
non-vested
restricted shares as of December 31, 2023, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	171,872	2.99

Granted	1,566,000	4.83

Vested	(620,872)	5.80

Non-vested, December 31, 2023	1,117,000	5.52

Granted	825,247	6.33

Vested	(558,500)	5.52

Non-vested, December 31, 2024	1,383,747	4.51

Granted	351,300	7.20

Vested	(968,624)	5.86

Forfeited	(5,000)	6.01

Non-vested, December 31, 2025	761,424	6.73

The total fair value of shares vested during the years ended December 31, 2023, 2024 and 2025 was $3,599,860, $3,069,490 and $5,679,637, respectively, based on the closing share price at each vesting date. The remaining unrecognized compensation cost relating to the shares granted amounting to $2,582,504 as of December 31, 2025, is expected to be recognized over the remaining period of 1.1 years, according to the contractual terms of those non-vested
share awards.
Options to purchase common shares
On February 21, 2023, the Company granted options to acquire up to 250,000 shares of common stock at an exercise price of $2.85 per share under the 2015 Plan to the Company’s CEO. 50% of these options vested on February 21, 2024 and the remaining 50% vested on February 21, 2025. These options expire on February 21, 2033. The fair value of each option granted was $1.47. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 50.20%; expected term of 5.75 years; risk-free interest rate of 4.06%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date. 125,000 of these options were exercised on February 28, 2024 and 125,000 common shares were acquired for a total consideration of $356,250 while 125,000 of the remaining options were exercised on February 25, 2025 and 125,000 common shares were acquired for a total consideration of $356,250.
On December 8, 2023, the Company granted options to acquire up to 299,000 shares of common stock at an exercise price of $6.43 per share under the 2015 Plan to the Company’s CEO and non-executive
members of Board of Directors of the Company. 50% of these options vested on December 8, 2024 and the remaining 50% vested on December 8, 2025. These options expire on December 8, 2033. The fair value of each option granted was $3.39. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 51.44%; expected term of 5.75 years; risk-free interest rate of 4.17%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.
On April 23, 2024, the Company granted options to acquire up to 123,000 shares of common stock at an exercise price of $6.01 per share under the 2015 Plan to the Company’s CEO, non-executive
members of Board of Directors of the Company and employee of the Manager. 50% of these options vested on April 23, 2025 and the remaining 50% vest on April 23, 2026. These options expire on April 23, 2034. The fair value of each option granted was $3.22. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 52.11%; expected term of 5.75 years; risk-free interest rate of 4.53%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.
On September 16, 2024, the Company granted options to acquire up to 100,000 shares of common stock at an exercise price of $6.89 per share under the Plan to the Company’s CEO. 50% of these options vested on September 16, 2025 and the remaining 50% vest on September 16, 2026. These options expire on September 16, 2034. The fair value of each option granted was $3.62. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 53.02%; expected term of 5.75 years; risk-free interest rate of 3.39%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility as calculated using historical data during approximately 6 years prior to the grant date.

A summary of the Company’s
non-vested
stock option activity and related information for the years ended December 31, 2023, 2024 and 2025, is as follows:

	Option shares #	Weighted-Average Exercise Price $
Outstanding – January 1, 2023	250,000	2.99
Exercisable – January 1, 2023	125,000	2.99
Unvested- January 1, 2023	125,000	2.99
Granted	250,000	2.85
Granted	299,000	6.43
Exercised	(250,000)	2.99
Outstanding – December 31, 2023	549,000	4.80
Exercisable – December 31, 2023	—	—
Unvested – December 31, 2023	549,000	4.80
Granted	123,000	6.01
Granted	100,000	6.89
Exercised	(125,000)	2.85
Outstanding – December 31, 2024	647,000	5.73
Exercisable – December 31, 2024	149,500	6.43
Unvested – December 31, 2024	497,500	5.52
Exercised	(125,000)	2.85
Outstanding – December 31, 2025	522,000	6.42
Exercisable – December 31, 2025	410,500	6.42
Unvested – December 31, 2025	111,500	6.40
125,000 options vested and 250,000 options exercised during the year ended December 31, 2023, 274,500 options vested of which 125,000 options were exercised during the year ended December 31, 2024 and 386,000 options vested of which 125,000 options were exercised during the year ended December 31, 2025. The remaining unrecognized compensation cost relating to the options granted amounting to $95,004 as of December 31, 2025, is expected to be recognized over the remaining period of 0.5 years, according to the contractual terms of those non-vested
options.
The stock based compensation expense for the vested and
non-vested
options for the years ended December 31, 2023, 2024 and 2025 amounted to $317,349, $1,131,051 and $662,396, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.
As at December 31, 2025, the weighted average intrinsic value of outstanding stock options was $0.60 per option.
12. Earnings per share
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
The Company calculates basic and diluted earnings per share as follows:

	2023		2024		2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	51,936,829	51,936,829	69,862,177	69,862,177	60,648,616	60,648,616
Less: Undistributed earnings allocated to non-vested shares	813,111	811,596	2,701,759	2,694,694	1,822,987	1,822,217

Net income attributable to common shareholders	51,123,689	51,125,233	67,160,418	67,167,483	58,825,629	58,826,399

Denominator
Weighted average number of shares, basic	37,166,449	37,166,449	35,237,059	35,237,059	35,881,239	35,881,239

Effect of dilutive shares	—	70,502	—	96,101	—	15,628

Weighted average number of shares, diluted	37,166,449	37,236,951	35,237,059	35,333,160	35,881,239	35,896,867

Earnings per share	1.38	1.37	1.91	1.90	1.64	1.64

For 2023, 2024 and 2025 the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 11) calculated using the treasury stock method which resulted in 70,502 incremental shares, 96,101 incremental shares and 15,628 incremental shares, respectively. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards (Note 11) calculated using the treasury stock method.
13. Revenues
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Time charter revenues	124,075,851	152,829,150	135,153,725
Voyage charter revenues	18,268,798	10,514,649	31,498,463
Other income	1,183,120	3,918,386	6,509,290

Total	143,527,769	167,262,185	173,161,478

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
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2023, 2024 and 2025 was $4.2 million, $0.5 million and $2.7 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2024 and 2025, receivables from the Company’s voyage charters amounted to $2.9 million and $1.2 million, respectively.
As of December 31, 2024 and 2025, the Company recognized $193,265 and $22,419, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2024 and 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $2,063,640 and $225,837, respectively. The Company recognized these amounts as revenues in the first quarters of 2025 and 2026, respectively.
14. Vessel Operating Expenses
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2023	2024	2025
Crew wages and related costs	32,676,466	30,263,863	32,278,624
Insurance	1,939,328	1,751,050	1,781,784
Repairs and maintenance	5,480,702	5,649,933	6,876,339
Spares and consumable stores	8,048,657	7,280,809	8,265,573
Miscellaneous expenses	4,972,345	4,890,484	4,711,560

Total	53,117,498	49,836,139	53,913,880

15. Income Taxes
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

16. Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. During the current year, the vessel Eco Wizard was damaged by an explosion while in a Russian port in July 2025, and since that time has been unable to be employed as a result of the damage sustained. The vessel is currently at a port in Latvia undergoing further assessments. The Company has recognized a claim amounting to $61,646,469
related to the loss of the vessel. The Company anticipates indemnification for the loss in accordance with the insured value and applicable war risk coverage, subject to final adjustment and agreement with underwriters. As such, a provision has been made reflecting the claim and the related insurance recoverable, included in the Company’s consolidated statement of income under the caption “Vessels’ operating expenses”, consistent with the Company’s accounting policies.

•
The Company has guaranteed to the respective bank the performance of the loan agreement entered into by MGC Agressive Holdings Inc. (Note 6). The vessel owned by this entity has been provided as collateral to secure this loan agreement. Total outstanding loan balance and accrued interest of MGC Agressive Holdings Inc. as of December 31, 2025 amounted to $23,620,000 and $338,316, respectively. The Company assigns a remote possibility of default to the abovementioned loan agreement and hence has not established any provisions for losses relating to this matter. With regards to the guarantee provided for the loan agreement entered into by MGC Agressive Holdings Inc., the joint venture party owning 49% equity interest in MGC Agressive Holdings Inc., has provided a counter guarantee to the Company amounting to 49% of the outstanding loan balances of MGC Agressive Holdings Inc..

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of December 31, 2025, amount to $96,943,246 during 2026, $35,963,541 during 2027and $656,712 during 2028.

17. Leases – The Company as Lessee
Office lease
In January 2021, the Company entered into an agreement to lease office space from a related party for a period until December 2022 at an amount of EUR 7,000 ($8,279) per month. In January 2023, the Company entered into a new agreement to lease office space from a related party for a
2-year
period at an amount of EUR 8,000 ($8,855) per month. In January 2025, the Company entered into a new agreement to lease office space from a related party for a
2-year
period at an amount of EUR 10,000 ($11,763) per month. The Company determined these office leases to be operating leases and recorded the related right-of-use-assets
within operating lease
right-of-use-assets
and the lease liabilities within operating lease liabilities in the accompanying consolidated balance sheets and the lease expense within General and administrative expenses in the accompanying consolidated statements of income (Note 3).

Lease Disclosures Under ASC 842
Operating lease
right-of-use
assets and lease liabilities as of December 31, 2024, and 2025 as follows:

Description	Location in balance sheet	December 31, 2024	December 31, 2025
Non current assets:
Office leases	Operating lease right- of-use assets	—	$104,801

		—	$104,801

Liabilities:
Office leases	Current portion of operating lease liabilities	—	$104,801

Lease liabilities – current portion		—	$104,801

Office leases	Non-Current portion of operating lease liabilities	—	—

Lease liabilities – non-current portion		—	—

The Operating lease
right-of-use
asset and Operating lease liabilities represent the present value of lease payments for the remaining term of the lease.
The table below presents the components of the Company’s lease expenses
~~:~~

Description	Location in statement of operations	2023	2024	2025
Lease expense for office leases	General and administrative expenses	104,167	103,445	137,991

The cash paid for operating leases with terms greater than 12 months for the years ended December 31, 2023, 2024 and 2025 amounted to $104,167, $103,445 and $137,991, respectively.
18. Subsequent Events
On January 15, 2026, the Company granted 331,000 of
non-vested
restricted shares under the Plan to the Company’s CEO and
non-executive
members of Board of Directors of the Company. The fair value of each share granted was $7.89 which is equal to the market value of the Company’s common stock on that day. 50% of these shares vest on January 15, 2027 and the remaining 50% vest on January 15, 2028.
On January 15, 2026, the Company granted options to acquire up to 113,000 shares of common stock at an exercise price of $7.89 per share under the Plan to the Company’s CEO and non-executive
members of Board of Directors of the Company. 50% of these o pti
ons vest on January 15, 2027 and the remaining 50% vest on January 15, 2028. These options expire on January 15, 2036.
On March 6, 2026, the Company entered into an agreement to sell the vessel Eco Royalty to a third party for a price of $10.7 million. This vessel had a net book value of $10.9 million at December 31, 2025. The vessel is expected to be delivered to its new owners during the third quarter of 2026.
On March 16, 2026, the vessel Eco Invictus was delivered to its new owners.